Form 20-F
period 2012-12-31
Santander Mexico Financial Group, S.A.B. de C.V.
filed 2013-04-26
CIK 1551975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-35658
GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)
SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation)
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive offices)
Eduardo Fernández García-Travesí
General Counsel
GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
Telephone: +(52) 55-5257-8000
Fax: +52 55-5269-2701
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five shares of the Series B common stock of Grupo Financiero Santander México, S.A.B. de C.V., par value of Ps.3.780782962	New York Stock Exchange
Series B shares, par value of Ps.3.780782962	New York Stock Exchange*
_________________
*
Grupo Financiero Santander México, S.A.B. de C.V.’s Series B shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Series B shares: 3,322,085,768
Series F shares: 3,464,309,145
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes      ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes      ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes       ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “Grupo Financiero Santander Mexico,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer.  When we refer to “Gestión Santander” we refer to Gestión Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican mutual fund manager.  When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Spain conglomerate and its consolidated subsidiaries.

References in this annual report on Form 20-F to certain financial terms have the following meanings:

•
References to “Mexican Banking GAAP” are to the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for credit institutions, as amended.  These accounting principles apply to holding companies when the principal subsidiary is a bank.

•
References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretations Committee.

•
References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2011 and 2012, and for each of the fiscal years ended December 31, 2010, 2011 and 2012, together with the notes thereto.  The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

As used in this annual report on Form 20-F, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

•
“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

•
“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•
“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such regulations may be amended from time to time or superseded.

As used in this annual report on Form 20-F, the term “billion” means one thousand million (1,000,000,000).

In this annual report on Form 20-F, the term “Mexico” refers to the United Mexican States.  The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican

Central Bank” refers to Banco de México.  References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos.  References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position.  We make statements in this annual report on Form 20-F about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry.  We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting principles.  We maintain our financial books and records in pesos.  Our consolidated income statement data for each of the years ended December 31, 2010, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012, included in this annual report on Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and are prepared in accordance with IFRS.  For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with the accounting rules of the CNBV, which prescribes generally accepted accounting principles for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP.  While we have prepared our consolidated financial data as of and for the years ended December 31, 2010, 2011 and 2012 in accordance with IFRS (with a transition date of January 1, 2010), data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

Effect of rounding. Certain amounts and percentages included in this annual report on Form 20-F and in our audited financial statements have been rounded for ease of presentation.  Percentage figures included in this annual report on Form 20-F have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, certain percentage amounts in this annual report on Form 20-F may vary from those obtained by performing the same calculations using the figures in our audited financial statements.  Certain other amounts that appear in this annual report on Form 20-F may not sum due to rounding.

Exchange rates and translation into U.S. dollars.  This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.12.9658 to U.S.$1.00, the rate calculated on December 31, 2012 (the last business day in December) and published on January 2, 2013 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera).  The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.  UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor, or NCPI).  Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument.  Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment.  As of December 31, 2012, one UDI was equal to Ps.4.87462 (U.S.$0.3759).

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this annual report on Form 20-F.

Afore
An entity established pursuant to Mexican law that manages independent retirement accounts.  The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker

ALCO
Our Assets and Liabilities Committee (Comité de Activos y Pasivos), which is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity

AMIB	Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles)

Basel III
A capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  The Basel III framework was designed by the Basel Committee in 2010

Basel Committee	Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries

Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer relationship management

EAD	Exposure at default

v

IFRS
International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Standards Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

INEGI	Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

LGD	Loss given default

LSI	Mutual Funds Law (Ley de Sociedades de Inversión)

MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)

Mexican Banking GAAP	The accounting principles and regulations prescribed by the CNBV for credit institutions, as amended

Mexican Banking Law	Ley de Instituciones de Crédito

Mexican Central Bank	Banco de México

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Mutual Funds Law	Ley de Sociedades de Inversión

Mexican Securities Market Law	Ley del Mercado de Valores

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NCPI	Mexico’s National Consumer Price Index (Índice Nacional de Precios al Consumidor)

NIM
Net interest margin is net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income

NYSE	New York Stock Exchange

NSFR	Net stable funding ratio

PD	Probability of default

PRI	Partido Revolucionario Institucional, a political party in Mexico

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

SHF	Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.100,000,000 (U.S.$7,712,598)

Sofoles
Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focus primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals.  All existing Sofol authorizations will automatically terminate on July 19, 2013.  Existing Sofoles have the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These statements appear throughout this annual report on Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation;

•	action to modify or revoke Banco Santander Mexico’s banking license;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México);

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses;

•	increased default by borrowers;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements.  You should not place undue reliance on such statements, which speak only as of the date they were made.  We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report on Form 20-F because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report on Form 20-F might not occur and are not guarantees of future performance.  Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

ENFORCEMENT OF JUDGMENTS

We are a publicly traded variable capital corporation (sociedad anónima bursatil de capital variable) incorporated in accordance with the laws of Mexico.  All of our directors and officers and experts named herein are non-residents of the United States, and substantially all of the assets of such persons and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws.  We have been advised by Ritch Mueller, S.C., our counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.  We have been advised by such special Mexican counsel that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments.  In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

Not applicable.

B.    Advisers

Not applicable.

C.    Auditors

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

Not applicable.

B.    Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.    Selected Financial Data

The following tables present our selected consolidated financial data for each of the periods indicated.  You should read this information in conjunction with our audited financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

We have derived our selected consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and our selected consolidated balance sheet data as of January 1, 2010 and December 31, 2010, 2011 and 2012 from our audited financial statements, which have been prepared in accordance with IFRS.

We have not included selected consolidated financial data as of and for the years ended December 31, 2008 and 2009 in the tables below. Prior to January 1, 2010 (transition date to IFRS), we did not prepare financial statements in accordance with IFRS. As a result, we are unable to present selected financial data in accordance with IFRS as of and for the years ended December 31, 2008 and 2009 without unreasonable effort and expense.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2010		2011		2012		2012
	(Millions of pesos)(1)						(Millions of U.S. dollars)(1)(2)
Interest income and similar income	Ps.	39,237	Ps.	46,587	Ps.	55,521	U.S.$	4,282
Interest expenses and similar charges		(12,991)		(17,976)		(21,649)		(1,670)
Net interest income		26,246		28,611		33,872		2,612
Income from equity instruments		289		299		212		16
Fee and commission income (net)		9,276		10,199		12,045		929
Gains/(losses) on financial assets and liabilities (net)		3,622		279		1,272		98
Exchange differences (net)		(14)		30		(6)		-
Other operating income		581		536		542		42

	For the year ended December 31,
	2010		2011		2012		2012
	(Millions of pesos)(1)						(Millions of U.S. dollars)(1)(2)
Other operating expenses		(1,413)		(1,590)		(1,794)		(138)
Total income		38,587		38,364		46,143		3,559
Administrative expenses		(13,347)		(15,001)		(16,802)		(1,296)
Personnel expenses		(6,578)		(7,344)		(8,281)		(639)
Other general administrative expenses		(6,769)		(7,657)		(8,521)		(657)
Depreciation and amortization		(1,398)		(1,461)		(1,550)		(120)
Impairment losses on financial assets (net)		(6,972)		(5,435)		(8,970)		(692)
Loans and receivables(3)		(6,972)		(5,435)		(8,970)		(692)
Impairment losses on other assets (net)		(92)		(100)		(34)		(3)
Other intangible assets		(27)		(30)		—		—
Non-current assets held for sale		(65)		(70)		(34)		(3)
Provisions (net)(4)		(562)		1,890		649		50
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1,743		134
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		135		10
Operating profit before tax		16,156		18,324		21,314		1,642
Income tax		(4,449)		(4,813)		(3,899)		(301)
Profit from continuing operations		11,707		13,511		17,415		1,341
Profit from discontinued operations (net)		880		4,260		-		-
Consolidated profit for the year	Ps.	12,587	Ps.	17,771	Ps.	17,415	U.S.$	1,341
Profit attributable to the Parent		12,586		17,770		17,414		1,341
Profit attributable to non-controlling interests		1		1		1		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.85		2.62		2.57		0.20
Diluted earnings per share		1.85		2.62		2.57		0.20
Earnings per share from continuing operations:
Basic earnings per share		1.73		1.99		2.57		0.20
Diluted earnings per share		1.73		1.99		2.57		0.20
Cash dividend per share(5)		0.94		1.67		1.08		0.08
Weighted average shares outstanding		6,786,395		6,786,395		6,782,807		6,782,807
Adjusted number of shares		6,786,395		6,786,395		6,782,807		6,782,807

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.12.9658 per U.S.$1.00 as calculated on December, 31, 2012 and reported by the Mexican Central Bank (Banco de México) in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)
On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On April 18, 2013, at an ordinary general shareholders’ meeting, our shareholders approved, among other things, the payment of a cash dividend out of prior years’ results in an aggregate amount of up to Ps.8,850 million, of which a Ps.1,650 million cash dividend has been declared and will be paid no later than August 27, 2013, with the remaining amount, if any, subject to declaration and payment.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,
	2010		2010		2011		2012		2012
	(Millions of pesos)								(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,170	Ps.	44,136	Ps.	44,143	Ps.	48,397	U.S.$	3,733
Financial assets held for trading		190,613		238,613		242,463		198,250		15,290
Other financial assets at fair value through profit or loss		12,000		12,661		21,589		63,168		4,872
Available-for-sale financial assets		76,450		60,426		61,582		47,518		3,665
Loans and receivables		243,540		271,879		346,187		403,036		31,085
Hedging derivatives		928		1,287		897		300		23
Non-current assets held for sale		260		7,811		464		576		44
Investments in associates		284		—		—		—		0
Reinsurance assets		437		—		—		—		0
Tangible assets		5,705		5,488		5,607		4,113		317
Intangible assets		1,849		1,879		3,462		3,648		281
Tax assets		15,806		15,146		13,384		17,620		1,359
Other assets		3,557		2,288		4,426		6,242		482
Total assets	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	792,868	U.S.$	61,151

Liabilities
Financial liabilities held for trading	Ps.	101,487	Ps.	116,535	Ps.	125,291	Ps.	141,101	U.S.$	U.S.10,883
Other financial liabilities at fair value through profit or loss		120,236		112,239		118,269		71,192		5,491
Financial liabilities at amortized cost		277,731		326,448		391,773		459,118		35,410
Hedging derivatives		70		28		2,501		1,637		126
Liabilities associated with non-current assets held for sale		—		5,368		—		—		—
Liabilities under insurance contracts		3,449		—		—		—		—
Provisions(2)		8,921		8,680		6,151		4,874		376
Tax liabilities		70		118		866		758		58
Other liabilities		5,240		6,557		7,866		13,582		1,047
Total liabilities	Ps.	517,204	Ps.	575,973	Ps.	652,717	Ps.	692,262	U.S.$	53,391

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	U.S.1,979
Share premium		11,415		11,415		11,415		11,415		880
Accumulated reserves		40,425		34,025		35,261		45,347		3,497
Profit for the year attributable to the Parent		—		12,586		17,770		17,414		1,341
Valuation adjustments		888		1,947		1,372		764		59
Non-controlling interests		9		10		11		8		1
Total equity		78,395		85,641		91,487		100,606		7,760
Total liabilities and equity	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	792,868	U.S.$	61,151

(1)
The balance as of December 31, 2012 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.12.9658 per U.S.$1.00 as calculated on December, 31, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of share, branch and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,
	2010	2011	2012
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	6.09%	5.08%	5.09%
Total margin(2)	8.22%	6.87%	6.89%
Return on average total assets (ROAA)(3)	2.36%	2.66%	2.24%
Return on average equity (ROAE)(4)	15.72%	21.93%	18.09%
Efficiency ratio(5)	38.21%	42.91%	39.77%
Net fee and commission income as a percentage of operating expenses(6)	62.91%	61.95%	65.63%
Yield on average interest-earning assets	9.01%	8.18%	8.29%
Average cost of interest-bearing liabilities	3.65%	3.71%	3.66%
Net interest spread	5.36%	4.47%	4.63%
Common stock dividend payout ratio(7)	50.85%	63.87%	41.92%
Average interest-earning assets	435,651	569,502	669,697
Average interest-bearing liabilities	356,059	483,925	590,861
Capital adequacy
Net tangible book value(8)	83,762	88,025	96,958
Net tangible book value per share	12.34	12.97	14.29
Average equity as a percentage of average total assets	14.99%	12.15%	12.36%
Total capital (Mexican Banking GAAP)	69,792	73,144	76,197
Tier 1 capital (Mexican Banking GAAP)	68,703	71,674	74,618
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	15.31%	14.53%	14.47%
Total capital to risk-weighted assets(9) (Mexican Banking GAAP)	15.56%	14.82%	14.78%
Asset quality
Non-performing loans as a percentage of total loans(10)	2.11%	1.98%	2.06%
Non-performing loans as a percentage of computable credit risk(10)(11)	1.93%	1.83%	1.92%
Loan charge-offs as a percentage of average total loans	4.93%	2.38%	2.45%
Loan charge-offs as a percentage of computable credit risk(11)	4.01%	1.98%	2.15%
Allowance for impairment losses as a percentage of average total loans(12)	3.58%	2.49%	2.80%
Allowance for impairment losses as a percentage of non-performing loans(10)(12)	151.04%	113.55%	128.08%
Allowance for impairment losses as a percentage of loan charge-offs(12)	72.60%	104.76%	114.34%
Allowance for impairment losses as a percentage of total loans(12)	3.19%	2.25%	2.64%
Liquidity
Liquid assets as a percentage of deposits(13)	79.69%	78.96%	56.48%
Total loans, net of allowance for impairment losses, as a percentage of deposits(14)	84.24%	99.97%	98.23%
Total loans as a percentage of total funding(15)	55.73%	65.99%	70.49%
Deposits as a percentage of total funding(14)(15)	64.05%	64.52%	69.86%
Operations
Offices(16)	1,073	1,097	1,142
Employees (full-time equivalent)	11,828	12,395	13,385

(1)
Net interest margin is defined as net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

(2)	Total margin is defined as net interest income (including income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Calculated as total assets less intangible assets less total liabilities.

(9)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(10)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(11)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(12)	Allowance for impairment losses were Ps.7,558 million, Ps.7,247 million and Ps.9,387 million as of December 31, 2010, 2011 and 2012, respectively.

(13)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash, due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2010, 2011 and 2012, we had a total amount of liquid assets of Ps.216,913 million, Ps.248,505 million and Ps.198,777 million, respectively. For the years ended December 31, 2010, 2011 and 2012, the average amounts outstanding were Ps.201,854 million, Ps.220,444 million and Ps.215,274 million, respectively.

As of December 31, 2010, liquid assets were composed of the following: 20.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 49.5% debt instruments issued by the Mexican Government and 30.1% debt instruments issued by the Mexican Central Bank.

As of December 31, 2011, liquid assets were composed of the following: 17.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 53.9% debt instruments issued by the Mexican Government and 28.3% debt instruments issued by the Mexican Central Bank.

As of December 31, 2012, liquid assets were composed of the following: 24.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 45.7% debt instruments issued by the Mexican Government and 30.0% debt instruments issued by the Mexican Central Bank.

(14)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  “See Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(15)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and reverse repurchase agreements and the amount of our marketable debt securities.

For December 31, 2010, 2011 and 2012, our deposits and reverse repurchase agreements amounted to Ps.412,956 million, Ps.463,841 million and Ps.449,034 million, respectively, and our marketable debt securities amounted to Ps.12,005 million, Ps.23,894 million and Ps.54,703 million, respectively.

(16)
Includes branches, cash desks (ventanillas), Santander Select offices (including Centros Select, Espacios Select and box offices) and Santander Select units (módulos).  We did not have any box offices in 2010 and 2011.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar.  There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The rates shown below are in nominal pesos and have not been restated in constant currency units.  No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.  As of April 24, 2013, the exchange rate for U.S. dollars was Ps.12.28 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2008	Ps.	9.92	Ps.	13.92	Ps.	11.21	Ps.	13.83
2009		12.60		15.37		13.57		13.07
2010		12.16		13.18		12.64		12.35
2011		11.50		14.24		12.47		13.95
2012		12.63		14.39		13.14		12.97

(1)	Average end-of-month exchange rates for 2008, 2009, 2010, 2011 and 2012.

Month	Low		High		Average(1)		Period End
October 2012	Ps.	12.70	Ps.	13.09	Ps.	12.89	Ps.	13.09
November 2012		12.93		13.25		13.07		12.93
December 2012		12.72		13.01		12.87		12.97
January 2013		12.59		12.80		12.70		12.71
February 2013		12.63		12.87		12.72		12.78
March 2013		12.35		12.80		12.52		12.36
April 2013 (through April 24)		12.07		12.34		12.22		12.28

(1)	Average daily exchange rates for October, November and December 2012 and January, February, March and April (through April 24) 2013.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.12.9658 to U.S.$1.00, the exchange rate as calculated on December 31, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past.  While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future.  To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our American Depositary Shares, or ADSs, or our Series B shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” The risks described below are those known to us or that we currently believe may materially and adversely affect us; other risks not currently known to us may arise in the future or may reach a greater level of materiality, which may materially and adversely affect us and our business.

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past five years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.  Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession.  Recessionary conditions continue in some countries.  Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties.  Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).  The global economic slowdown and U.S. economic slowdown in particular had a negative impact on the Mexican economy and have adversely affected our business.

In particular, we may face, among others, the following risks related to the economic downturn:

•
We potentially face increased regulation of our industry.  Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•
The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans.  The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Some uncertainty remains concerning the future economic environment and there is no assurance when such conditions will improve.  While certain segments of the global economy are currently experiencing a moderate recovery, we expect these conditions to continue to have an ongoing negative impact on our business and results of operations. Global investor confidence remains cautious and downgrades of the sovereign debt of Ireland, Greece, Portugal, Spain, Italy and France, as well as the recent developments and banking crisis in Cyprus, have caused volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all.  If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities.  Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

Our financial results are constantly exposed to market risk.  We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices.  Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings; and

•	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue.  When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio.  Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses.  We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates.  As of December 31, 2012, the 1% NIM sensitivity was Ps.873.7 million.  Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate.  Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.  Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans.  Increases in interest rates may reduce the value of our financial assets.  We hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates.

If interest rates decrease, although this is likely to decrease our funding costs, it is likely to adversely impact the income we receive arising from our investments in securities as well as loans with similar maturities. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition.  In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure.  The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

Increases in interest rates may reduce gains or require us to record losses on sales of our loans or securities. In recent years, interest rates have been low by historical standards.  However, there can be no assurance that such low rates will continue in the future.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and the value of our assets and securities.

We are also exposed to equity price risk in connection with our trading investments in equity securities. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets.  Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past five years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our allowance for impairment losses is insufficient to cover future loan losses, this could have a material adverse effect on us.  Our exposure to individuals and small and medium-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses.  Non-performing or low credit quality loans can negatively impact our results of operations.  We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio.  In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Mexican or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

A substantial number of our customers consist of individuals (approximately 38.5% of the value of the total gross loan portfolio as of December 31, 2012) and, to a lesser extent, SMEs (those with annual revenues of less than Ps.100,000,000 (U.S.$7,712,598)), which comprised approximately 9.3% of the value of the total gross loan portfolio as of December 31, 2012.  As part of our business strategy, we are seeking to further increase lending and other services to individuals and small and medium-sized enterprises, or SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources.  Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations.  For the year ended December 31, 2012, non-performing loans were Ps.7,329 million and total charge-offs against our allowance for impairment losses were Ps.8,210 million.  Non-performing loans related to individuals and SMEs represented 73.9% and 10.3%, respectively, of our total non-performing loans for the year ended December 31, 2012, as compared to 59.1% and 8.7%, respectively, for the year ended December 31, 2011.  Charge-offs related to individual and SME loans represented 83.6% and 14.7%, respectively, of our total charge-offs for the year ended December 31, 2012, as compared to 87.8% and 10.2%, respectively, for the year ended December 31, 2011.  There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio.

In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to greater loan provisions.  As of December 31, 2012, our mortgage loan portfolio totaled Ps.69,818 million, representing 19.7% of our gross loans and advances to customers (excluding repurchase agreements).  If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for impairment losses and subsequent charge-offs.  This may materially and adversely affect our asset quality, results of operations and financial condition.

Our current allowance for impairment losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio.  Our allowance for impairment losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio.  These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for impairment losses will be sufficient to cover actual loan and credit losses.  If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our allowance for impairment losses, which may adversely affect us.  If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Despite our risk management policies, procedures and methods, we may nonetheless be exposed to unidentified or unanticipated risks. In addition, failure to successfully implement and continue to improve our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems.  While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures.  These qualitative tools and metrics may fail to predict future risk exposures.  These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models.  This would limit our ability to manage our risks.  Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.  If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere.  This could harm our reputation as well as our revenues and profits.

As a commercial bank, one of the main types of risks inherent in our business is credit risk.  For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer.  As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error.  In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to credit risks higher than those indicated by our risk rating system.  In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers.  However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk.  Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in Mexico.  In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit bureau (Buró de Crédito) and other sources.  Due to limitations in the availability of information and the developing information infrastructure in Mexico, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information.  In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective.  As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity.  Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us.  We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income.  Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields.  Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

We may generate lower revenues from fee and commission based businesses.

The fees and commissions that we earn from the different banking and other financial services that we provide  represent a significant source of our revenues.  Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues.  In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses and adversely affect our results of operations.  Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business and adversely affect our results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements, deferred tax assets, impairment of other financial assets, impairment losses on loans and receivables and provisions for off-balance sheet risk, goodwill and business combinations and provisions and contingent liabilities.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits.  The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.  We anticipate that we will encounter greater competition as we expand our operations.  In addition, certain of our competitors, such as Sociedades Financieras de Objeto Limitado, or Sofoles, and Sociedades Financieras de Objeto Múltiple, or Sofomes, are not licensed financial institutions and, as such, not subject to the same extensive banking regulation, including capitalization and reserve requirements.  As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and particularly, may be more aggressive in their loan origination activities.

Our principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico.  According to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), as of December 31, 2012, Mexico’s ten largest domestic banks, measured in terms of assets, held 85.1% of the total assets in the Mexican banking system.  Six of these ten banks are foreign-owned.  These foreign financial institutions are generally well-capitalized, and have substantial resources (such as personnel, technology and product development and organization); if any of them pursue the Mexican market aggressively, by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks, that are solely permitted to engage in limited activities.  Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions.  We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition.  As financial sector reform continues, foreign financial institutions, some having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us.  There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability.  It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Our brokerage and asset management subsidiaries also face intense competition.  See “Item 4. Information on the Company—B. Business Overview—Competition.”

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients.  Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions.  Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.  In 2012, the financial health of a number of European governments was shaken by the European sovereign debt crisis, contributing to volatility of the capital and credit markets, and the risk of contagion throughout and beyond the Eurozone remains, as a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure.  These liquidity concerns have had, and may continue to have, an adverse effect on interbank financial transactions in general.  Should any of these nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized.  A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations as well as limit growth possibilities.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

We rely, and will continue to rely, primarily on customer deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of customer depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of customer deposit withdrawals in a short period of time, thereby reducing our ability to access customer deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds.  The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets.  If this were to happen, we could be materially adversely affected.

Many Mexican banks have suffered severe liquidity problems from time to time.  We have not suffered material liquidity problems since the 1995 to 1996 period, when we experienced a significant increase in the cost of funding as a result of the financial crisis in Mexico.  During this period, we were able to obtain the required funding, but at a higher cost.  While we have not suffered material liquidity problems in recent years, we cannot assure you that liquidity problems will not affect the Mexican banking system in the future or that liquidity constraints will not affect us in the future.  While we expect to be able to refinance our liabilities, we cannot assure you that we will be able to repay our liabilities or refinance our liabilities on favorable terms or at all.

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, which could have a material adverse effect on us.

The credit card industry in Mexico is dominated by institutions that may possess greater financial resources and broader coverage in this market than we do.  There is no assurance that we will be able to effectively compete for and retain customers in this competitive industry or that we will be able to implement our experience in the Mexican market successfully.

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers.  We currently segment our credit card portfolio into ten groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data.  We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary.  We measure the loss rates for each of the ten groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio.  As of December 31, 2012, approximately 58% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 4.5%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control.  From 2008 to 2010, our credit card portfolio decreased by Ps.22,832 million, or 48%, primarily due to write-offs, tightening of credit policies and a reduction in the origination of new credit cards, all of which were a response to a material deterioration in credit quality in our credit card portfolio.  Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio.  If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

One of our core strategies is to grow our operations and we may not be able to manage such growth effectively, which could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy.  The performance of the real estate market may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio.  As of December 31, 2012, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 52% and 65% on average, respectively.  We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral.  If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may adversely affect our results of operations and financial condition.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding.  Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business.  For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.  In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts.  Any of these results of a ratings downgrade, in turn, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

The long-term debt of Banco Santander, S.A., or Banco Santander Spain, is currently rated investment grade by the major rating agencies—Baa2 by Moody’s Investors Service España, S.A., BBB by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings Ltd.—all of which have a negative outlook due to the difficult economic environment in Spain.  All three agencies downgraded Banco Santander Spain’s rating in February 2012 together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.  In addition, Standard & Poor’s Ratings Services downgraded Banco Santander Spain’s rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches.  Moody’s Investors Service España, S.A. further downgraded Banco Santander Spain’s rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, a United Kingdom-domiciled subsidiary of Banco Santander Spain.  In June 2012, Fitch Ratings Ltd. cut the rating of Spanish sovereign debt three notches to BBB- with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating.  Following its downgrade of Spanish sovereign debt, Fitch

Ratings Ltd. further downgraded Banco Santander Spain’s rating on June 11, 2012 from A to BBB+, with a negative outlook.  Moody’s Investors Service downgraded Banco Santander Spain’s rating on June 25, 2012 from A3 to Baa2, with a negative outlook.  On October 16, 2012, S&P further downgraded Banco Santander Spain’s rating from A- to BBB, with a negative outlook, following S&P’s additional downgrade of the Spanish sovereign debt rating.

On June 13, 2012, as a result of its downgrade of Banco Santander Spain, Fitch Ratings Ltd. took various rating actions against Banco Santander Mexico, including downgrading its long-term debt rating for any issuances in the international capital markets from A- to BBB+ with a negative outlook while affirming its rating with respect to long-term issuances in the local Mexican market of AAA(mex) with a stable outlook.

On June 28, 2012, as a result of its downgrade of Banco Santander Spain, Moody’s Investors Service took various rating actions against Banco Santander Mexico, including downgrading its standalone financial strength rating to C-, its long-term peso-denominated debt rating for any issuances in the international capital markets from A2 to A3 and its short-term peso-denominated debt rating for any international issuances to Prime-2 from Prime 1.  However, Moody’s Investors Service’s long-term debt rating for issuances in the local Mexican market was maintained at AAA.mx with a stable outlook.

On July 11, 2012, Standard & Poor’s Ratings Services raised the local and foreign currency short-term debt ratings of Banco Santander Mexico for any issuances in the international capital markets from A-3 to A-2, which mirrored Standard & Poor’s Ratings Services’s decision to raise Mexico’s sovereign short-term foreign currency rating to A-2 on July 9, 2012.  Standard & Poor’s Ratings Services’s rating of our long-term debt issued in the local Mexican market was maintained at mxAAA.  S&P confirmed our ratings on October 16, 2012, despite their downgrade of Banco Santander Spain’s ratings on the same date, as described above,

Our funding costs have not been affected by the recent downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings Ltd., respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

However, the downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. While certain potential impacts are contractual and quantifiable, the full consequences of a credit ratings downgrade to a financial institution are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties.  However, we estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 10 to 20 basis points for our short-term debt.  The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 30 to 50 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches.   In addition, we estimate that we would be required to post up to U.S.$38.3 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2012. As a result, any such downgrade could have a material adverse effect on us.  In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks.  Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes.  We are subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

In addition, in connection with Mexican domestic derivative transactions, Mexican courts have had limited experience in dealing with issues related to derivative transactions, as most disputes have typically been resolved through negotiations among Mexican financial institutions.  As a result, the outcomes of disputes regarding derivatives reaching the Mexican judicial system are not fully predictable.

Market practices and documentation for derivative transactions in Mexico may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Portions of our loan portfolio are subject to risks relating to force majeure events and any such event could materially adversely affect our operating results.

Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans.  Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio.  The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us.  Although GDP growth in recent years has been steady, the Mexican economy has historically experienced cycles of growth followed by slowdowns.  We can provide no assurance that current GDP growth rates will continue.

Furthermore, because the penetration of bank lending products in the Mexican retail sector historically has been low, there is little basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, among others.  Consequently, our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties.  However, we cannot guarantee that our new products, services and campaigns—such as Autocompara (a program that allows potential clients to compare automobile insurance quotes from nine insurance companies in Mexico), Hipoteca Light (a residential mortgage product that has increasing payments over time and a fixed interest rate), Banca Móvil (a program that allows banking operations to be carried out by means of cell phones and other mobile devices) and Hipoteca Inteligente (the first variable interest rate mortgage product in Mexico, with an interest rate cap of 12%)—will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future.  For example, in the second half of 2011 we engaged in certain cross-selling campaigns (preapproving the existing customer base with less stringent credit policies for installment loan offers) that resulted in increased non-performing loans in the fourth quarter of 2012.  As a result, we decided to tighten our credit policies for the cross-selling campaign and reduce volume of the related loans.

 In addition, our clients’ needs or desires may change over time, and such changes may render our products, services and campaigns obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs.  If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the Mexican market, we will be exposed to new and potentially increasingly complex risks and development expenses, with respect to which our experience and the experience of our partners may not be helpful.  Our employees and our risk management systems may not be adequate to handle such risks.  In addition, the cost of developing products that are not launched is likely to affect our results of operations.  Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis.  We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive.  For 2013, 26% of our capital expenditures budget for information technology is designated for information technology infrastructure in order to decrease technological risk.  We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure.  Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which we operate.  These laws and regulations require us, among other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities.  These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities.  To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses.  In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties) as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are a holding company and depend upon dividends and other funds from subsidiaries to fund our operations and, to the extent we decide to do so, pay dividends.

We are a holding company and our operations are conducted through our financial services subsidiaries.  As a result, our ability to fund our limited operations and, to the extent we decide to do so, pay dividends, primarily depends on the ability of our subsidiaries to generate earnings and to pay dividends to us.  Pursuant to the Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, may be restricted from paying dividends to us if it does not meet its required regulatory capital ratios, does not have sufficient retained earnings or does not maintain legal reserves at required levels.  Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions.  Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.  For additional information regarding our dividend policy, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Operational risks, including risks relating to data collection, processing and storage systems are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks.  The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented.  Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact.  An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm.  There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber attacks or other such security breaches.  Further, as cyber attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

We manage and hold confidential personal information of customers in the conduct of our banking operations.  Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches, to the CNBV. As of the date of this report, we have not experienced information security problems and we have not had to report any such events to the CNBV. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Internet banking, ATMs and branches are the main distribution channels that are subject to this risk in Mexico.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units.  If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to its business and prospects.  Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties.  Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation.  For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest.  Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients.  The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us.  Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We rely on third parties for important products and services.

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  In 2012, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.2,429 million, or 13.2% of our administrative expenses, and we had an insignificant amount of income related to such agreements.  In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

Mexican law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our Board of Directors approve such transactions.

We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder).  While the CNBV has not disagreed with our determinations that the terms of these transactions are “substantially on market conditions” in the past, we can provide no assurances that the CNBV will agree with any of our future determinations.  In addition, future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2010 to December 31, 2011, gross loans and advances to customers (excluding repurchase agreements) grew by 35.9% to Ps.321,875 (U.S.$24,825), while our installment loans to individuals grew by 23.5% to Ps.49,573 (U.S.$3,823). From December 31, 2011 to December 31, 2012, our gross loans and advances to customers (excluding repurchase agreements) grew by 10.3% to Ps.355,089 (U.S.$27,387), while our installment loans to individuals grew by 23.7%. The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. An economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this annual report.  A reversal of the rate of growth of the Mexican economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.  An economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

Banco Santander Spain, our controlling shareholder, currently beneficially owns, directly and indirectly, 74.97% of our common stock (including Series B and Series F shares).  Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:

•	elect the majority of the directors and exercise control over our company and subsidiaries;

•	cause the appointment of our principal officers;

•	declare the payment of any dividends;

•	agree to sell or otherwise transfer its controlling stake in us; and

•
determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

We operate as a stand-alone subsidiary within the Santander Group.  Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock.  The interests of Banco Santander Spain may differ from our interests or those of our other shareholders and the concentration of control in Banco Santander Spain will limit other shareholders’ ability to influence corporate matters.  As a result, we may take action that our other shareholders do not view as beneficial.

Our recent and future acquisitions may not be successful and may be disruptive to our business.

We have acquired controlling interests in various companies and have engaged in other strategic partnershiPs. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy.  These acquisitions may be acquisitions of assets or of existing operations, such as the GE Capital mortgage business that we acquired in 2011.  However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially inexact information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect.  Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses.  We can give no assurances that our expectations with regards to integration and synergies will materialize.  The integration of acquired businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	inability to modify accounting standards rapidly;

•	problems assimilating or retaining the employees of acquired businesses;

•	challenges retaining customers of acquired businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and

•	the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition.

In addition, an acquisition could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.  Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control.  Any or all of these factors, individually or collectively, could have a material adverse effect on us.

We recently began preparing financial statements in accordance with IFRS, and these financial statements are not directly comparable to the financial statements that we have historically prepared and that we will continue to prepare in accordance with Mexican Banking GAAP.  In addition, some of the financial data presented in this annual report are not easily comparable from period to period.

We recently began preparing our financial statements in accordance with IFRS.  As a result, our financial data as of and for the years ended December 31, 2010, 2011 and 2012 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS.  However, prior to the year ended December 31, 2010, we prepared our financial statements solely in accordance with Mexican Banking GAAP.  For regulatory purposes, including Mexican Central Bank regulations and CNBV reporting requirements, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP.  Also, we will continue to report to Mexican regulators under Mexican

Banking GAAP.  Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information presented in this annual report on Form 20-F for any period is not directly comparable to our IFRS financial data.  For example, in the section entitled “B. Business Overview—Selected Statistical Information,” we present certain financial information in IFRS as of and for the years ended December 31, 2010, 2011 and 2012 and in Mexican Banking GAAP as of and for the years ended December 31, 2008 and 2009.  The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings, including tax litigation.  These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties.  The current regulatory environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings.  As of December 31, 2012, we have set aside Ps.1,354 million (U.S.$104.4 million) as provisions for these legal actions (including tax-related litigation).  See note 23.e to our audited financial statements.  However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us.  As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Risks Relating to Mexico

Adverse economic conditions in Mexico could have a negative effect on us.

We are a holding company for Mexican financial institutions, and substantially all of our operations and assets are in Mexico and are dependent upon the performance of the Mexican economy.  As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, price instability, inflation or deflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control.  The economy of Mexico has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economy to which we lend.

A substantial amount of our loans are to borrowers doing business in Mexico. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Mexico. Our results of operations and financial condition could be affected by changes in economic or other policies of the Mexican government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Mexico.

Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services.  Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt.  This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Mexico.  No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI), and the Mexican Central Bank, in 2008, the Mexican gross domestic product, or GDP, grew by approximately 1.2% and inflation was 6.5%.  Mexico was in a recession for five consecutive quarters from the fourth quarter of 2008 until the fourth quarter of 2009.  In 2009, GDP decreased by approximately 6.2% and inflation reached 3.6%.  In 2010, GDP was 5.5% and inflation was 4.4%.  In 2011, GDP was 3.9% and inflation was 3.8%.  In 2012, GDP increased 3.9% and inflation reached 3.6%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates.  The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 7.7%, 5.4%, 4.4%, 4.2% and 4.2% for 2008, 2009, 2010, 2011 and 2012, respectively.  Relative to the U.S. dollar, the peso depreciated by 26.7% in 2008, appreciated by 5.5% in 2009, appreciated by 5.5% in 2010, depreciated by 12.9% in 2011 and appreciated by 6.9% in 2012, all in nominal terms.  The peso continues to be affected by uncertainty and volatility in the global markets.

Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation or deflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso or by changes in oil prices.  Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower margin services and products.  Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates.  Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years.  Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries.  Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities.  As of December 31, 2012, the value at risk, or VaR, associated with our financial instruments in the trading book sensitive to interest rates and foreign currency exchange rates was U.S.$5.13 million (Ps.65.99 million) and U.S.$0.80 million (Ps.10.24 million), respectively.  Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our borrowers or affecting our results of operations when measured in U.S. dollar terms.  In addition, severe devaluations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on our business and results of operations.

As a result of the negative economic conditions in the United States and in other parts of the world, local and international markets have experienced high volatility, which has contributed to the devaluation of the peso by 26.7% in 2008.  Although the peso increased in value relative to the U.S. dollar by 5.5% and 5.5% in 2009 and 2010, respectively, it depreciated in 2011 by 12.9%, closing at 13.95 pesos per U.S. dollar at the end of December 2011.  As of December 31, 2012, the peso had appreciated  to 12.97 pesos per U.S. dollar compared to the exchange rate at the end of December 2011. The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, varying from auctioning U.S. dollars to intervening in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks.  However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets.  While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future.  Accordingly, fluctuations in the value of the peso against the U.S. dollar could have a material adverse effect on us.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).  Such peso depreciations also will likely affect our revenues and earnings when measured in U.S. dollar terms and the market price of the ADSs.  Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any peso cash dividends and other distributions that we pay in pesos in respect of the Series B shares.

Future Mexican government restrictions on interest rates could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any limit on the interest rate, subject to certain exceptions, that a bank may charge.  However, the possibility of imposing such limits has been and continues to be debated by the Mexican Congress, Mexican regulators and different borrowers’ groups on a conceptual level.  Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates in the future, as of the date of this annual report on Form 20-F, the Mexican Congress and Mexican regulators have not yet proposed any specific limit to the interest rates we may charge. A portion of our revenues and operating cash flow is generated by the interest rates we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

Political events in Mexico could have a material adverse effect on us.

The Mexican government exercises significant influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.  As a result, the actions of the Mexican government concerning the economy and regulating certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Presidential and federal congressional elections in Mexico were held in July 2012.  The candidate from the Partido Revolucionario Institucional, or PRI, Enrique Peña Nieto, took office in December 2012.  In his economic platform, Peña Nieto proposed structural reforms such as labor, energy and fiscal reforms in order to promote economic growth. Both labor and education reforms have already been approved by the Mexican Congress. Although a telecommunications reform package has been sent to the Mexican Senate, its approval, as well as fiscal and energy reforms, will require extensive negotiations between the political parties in the Mexican Congress. We cannot predict whether changes in Mexican governmental and economic policy will result from the change in administration.  Any such changes could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.  In particular, the current government or the next government may implement significant changes in laws, public policies and/or regulations that could affect Mexico’s political and economic situation, which could have a material adverse effect on us.

Developments in other countries may affect us, including the prices for our securities.

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond.  Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies.  These developments may adversely affect our business, financial condition and operating results.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us.  For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis.  According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while Mexico’s Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) fell by 36% in the same period.  In 2009, 2010, 2011 and 2012, the Dow Jones Industrial Average increased by approximately 19%, 11%, 6% and 8%, respectively, while Mexico’s Stock Exchange Prices and Quotations Index increased by 44% and 20% in 2009 and 2010, respectively, fell by approximately 4% in 2011, and increased by approximately 18% in 2012.

In addition, in recent years economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries, which was highlighted during the recent economic crisis affecting the United States.  The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy, the termination of NAFTA or other related events, or delays in the recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  These changes in macroeconomic conditions in Mexico did not have a material impact on our business or operations.  However, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and 2012, the developments in the global economy, and particularly in Europe, have increased the risk premiums in global credit markets, which in turn have generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy has not been materially affected by it.  In turn, these developments in Europe have not had a material impact on us.  However, if the risks associated with the developments in Europe increase, these developments could have a material adverse effect on us.  We cannot assure you that the events in the Europe or elsewhere will not materially and adversely affect us in the future.

As a wholly-owned subsidiary of our controlling shareholder, Banco Santander Spain, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism, or other occurrences could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

We may be required to make significant contributions to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB).

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.1,146 million in 2009, Ps.982 million in 2010, Ps.1,228 million in 2011 and Ps.1,342 million in 2012.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future.  Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), we are responsible secondarily and without limitation for performance of the obligations incurred by our subsidiaries, and Series F shares or Series B shares of Grupo Financiero Santander Mexico may be required to be posted as collateral to IPAB to secure liabilities of Banco Santander Mexico to IPAB in the event Banco Santander Mexico suffers losses that are covered by IPAB.

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law, we are responsible secondarily and without limitation for the performance of the obligations incurred by our subsidiaries as a result of the authorized activities of such subsidiaries, and we are fully responsible for certain losses of our subsidiaries, up to the total amount of our assets.  For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and reserves are less than the subsidiary is required to maintain under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations. If Banco Santander Mexico is deemed to have losses, it will not be allowed to pay any dividends or transfer any monetary benefit to us as a shareholder, from the date on which the IPAB determines Banco Santander Mexico’s losses up to the date on which we pay such losses.

Under the Statutory Responsibility Agreement and the Mexican Financial Groups Law, if IPAB were to determine that Banco Santander Mexico has suffered losses which are covered by IPAB, Grupo Financiero Santander Mexico would be required, within 15 days from the date of such determination, to (i) create an adequate reserve covering such losses and (ii) post collateral to secure performance of Banco Santander Mexico’s obligations to IPAB to repay funds advanced by IPAB to Banco Santander Mexico to cover such losses.  Grupo Financiero Santander Mexico would be required to repay IPAB within sixty days from the final determination by IPAB of its losses relating to Banco Santander Mexico.  Pursuant to the Mexican Financial Groups Law, our shares and the shares of our subsidiaries would be required to be posted as collateral to secure the payment of Banco Santander Mexico’s losses in favor of IPAB.  Pursuant to Article 28 Bis of the Mexican Financial Groups Law, our shareholders, by virtue of their holding of our shares, accept that their shares could be posted as a collateral in favor of IPAB and that such shares will be transferred to IPAB, if we are unable to pay for any amounts due to IPAB as a result of Banco Santander Mexico’s losses.  Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB would extend to all our Series B shares if Series F shares held by Banco Santander Spain were insufficient.

If such losses are not timely repaid by Grupo Financiero Santander Mexico to IPAB, then IPAB would be entitled to immediately foreclose on the posted collateral, including, if applicable, any Series F shares posted as collateral by our Parent.  As a result, IPAB would acquire a participation in Grupo Financiero Santander Mexico or, if such losses were significant, IPAB could assume control of Grupo Financiero Santander Mexico.  If IPAB were to assume ownership of our Series F shares or Series B shares, the value and liquidity of our Series B shares and ADSs could be materially adversely affected and our operations would likely be impacted, which would likely materially adversely affect us.

We cannot assure you that in the future, Banco Santander Mexico or any other of our subsidiaries, will not be deemed to have losses, and if so, that we will have sufficient assets to cover such losses.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Financial Groups’ Statutory Responsibility.”

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP).  See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”  These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements, supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services.  Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses).  In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

The violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

Mexico has experienced a significant increase over the past few years in violence relating to illegal drug trafficking, particularly in Mexico’s northern states near the U.S. border.  This increase in violence has had an adverse impact on the economic activity in Mexico generally.  Also, social instability in Mexico or adverse social or political developments in or affecting Mexico could adversely affect us, our ability to conduct our business and offer our services and our ability to obtain financing.  We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico’s economy or on us.

Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have impacted the way in which we conduct our foreign-currency cash business and have resulted in an enhancement of our systems and the reinforcement of our compliance measures.  Our failure to detect and report anti-money laundering activities may result in fines and may have an impact on our business and results of operations.

Different disclosure and accounting principles between Mexico and the United States may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the disclosure required from foreign private issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers.  Additionally, we present our financial statements under IFRS, which differs from U.S. GAAP.  In addition, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which differs from IFRS in a number of respects.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or NYSE, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards.  Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements.  In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken.   Although we have similar practices, they do not entirely conform to the NYSE requirements for U.S. issuers; therefore we currently use these exemptions available to foreign private issuers and intend to continue using them.  Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, under our bylaws and in accordance with the Mexican Financial Groups Law and the Mexican Securities Market Law (Ley del Mercado de Valores), at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws rather than NYSE standards.  The independence standards in Article 24 of the Mexican Financial Groups Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.  In addition,  like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards.  However, as a foreign private issuer we are exempt from additional requirements relating to independence and the audit committee charter.  As a result, the oversight of our Audit Committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

We are subject to substantial regulation which could adversely affect our business and operations. In addition, we are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses.  Statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and the application of those laws and regulations by regulators is also subject to change.  For example, the Mexican Finance Minister (Secretario de Hacienda) recently announced that the Mexican federal government will present a package of reforms to the financial system in order to increase the issuance of credit to the private sector.  The Mexican Finance Minister announced that tax reforms will be introduced as well.  These initiatives are expected to be presented in the second half of 2013.  We cannot predict whether these reforms will be adopted and, if adopted, how these reforms will affect our business.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses.  Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services.  As some of the banking laws and regulations have been recently adopted, such as the regulations implementing Basel III in Mexico, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving.  No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Our bank subsidiary is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio of total capital to risk-weighted loans, assets and operations of 8%, although 10% is the minimum to avoid any precautionary measures being adopted by the CNBV. Any failure by us to maintain this ratio will result in administrative actions or sanctions which may affect our ability to fulfill our obligations, including losing our banking license.

In December 2010, the Basel Committee on Banking Supervision, or the Basel Committee, reached agreement on comprehensive changes to the capital adequacy framework, known as Basel III.  A revised version of Basel III was published in June 2011.  Basel III is intended to raise the resilience of the banking sector by increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. Among other things, Basel III introduces new eligibility criteria for Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments that are intended to raise the quality of regulatory capital, and increases the amount of regulatory capital that institutions are required to hold.  Basel III also requires institutions to maintain a capital conservation buffer above the minimum capital ratios in order to avoid certain capital distribution constraints.  The capital conservation buffer, to be comprised of Common Equity Tier 1 capital, would result in an effective Common Equity Tier 1 capital requirement of 7 percent of risk-weighted assets.  In addition, Basel III directs national regulators to require certain institutions to maintain a counter-cyclical capital buffer during periods of excessive credit growth.

Basel III introduces a leverage ratio for institutions as a backstop measure, to be applied alongside current risk-based regulatory capital requirements.  The changes in Basel III are intended to be phased in gradually between January 2013 and January 2022.

The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) issued amendments to the capitalization requirements, which became effective on January 1, 2013 and implemented Basel III in all material respects.

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy.  However, as these changes to the regulatory capital framework and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

The newly implemented capitalization requirements or their implementation could have a material adverse effect on our operating results, financial condition and prospects.

In addition to the changes to the capital adequacy framework published in December 2010 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR, metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.  The LCR has been subsequently revised by the Basel Committee in January 2013 which amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. The final framework to be established in Mexico could differ from Basel III in certain areas.  The implementation date is still subject to uncertainty.

There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets may materially affect  our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Allowance for impairment losses requirements in Mexico differ from those under IFRS.

Except for loans to the Mexican government and the Mexican Central Bank, IPAB and certain international organizations, we are generally required to classify each loan or type of loan according to an assessment of risk based on criteria set forth by Mexican banking regulations and to establish corresponding allowance for impairment losses.  For the purposes of the audited financial statements included in this annual report on Form 20-F, we have estimated our allowance for impairment losses using an incurred loss model in accordance with IFRS.  However, for capital and other regulatory purposes, including safety and soundness regulation, our allowance for impairment losses is determined based on an expected loss model in accordance with Mexican banking regulations and Mexican Banking GAAP.  The Mexican banking regulations criteria to establish an allowance for impairment losses include both qualitative and quantitative factors.  Mexican banking regulations relating to loan classification and determination of the allowance for impairment losses are generally different from those applicable to banks under IFRS.

In addition, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV effective as of January 1, 2012 to use our internal models to determine our allowance for impairment losses as an alternative to the standard generic models developed by the CNBV.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords, and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of our internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

Changes to our allowance for impairment losses methodologies could require an increase in our allowance for impairment losses under IFRS and have a material adverse effect on us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy, including to control inflation.  This involvement, together with Mexico’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

The Mexican government frequently intervenes in the Mexican economy and occasionally makes significant changes in policies and regulations.  The Mexican government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

•	interest rates;

•	exchange rates and controls and restrictions on the movement of capital out of Mexico;

•	reserve requirements;

•	capital requirements;

•	currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets; and

•	tax and regulatory policies.

Mexico has experienced high rates of inflation in the past and has therefore implemented monetary policies that have resulted in high nominal interest rates.  The Mexican government’s measures to fight inflation, principally through the Mexican Central Bank, have had and may in the future have significant effects on the Mexican economy and our business.  Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Mexico’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions.  Conversely, more lenient government and Mexican Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

Although the Mexican government has implemented what we believe to be sound economic policies over the past few years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Mexico and to heightened volatility in the Mexican securities markets and in the securities issued abroad by Mexican issuers.  These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

Changes in taxes and other fiscal assessments may adversely affect us.

The Mexican government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject.  Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.  The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business.  Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Major tax reforms in Mexico have been discussed over the last few years.  In March 2013, the Mexican Finance Minister announced that the federal government expects to propose tax reforms in the second half of 2013.  We cannot predict if such tax reforms will be implemented in the future.  The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Exposure to Mexican federal government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government. As of December 31, 2012, approximately 18.97% of our total assets, and 94.8% of our debt securities portfolio, was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We and all of our subsidiaries are organized under the laws of Mexico.  Our directors, officers and controlling persons reside outside of the United States.  In addition, all or a substantial portion of our assets and their assets are located outside of the United States.  Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court.  As a result, it may be difficult for investors to effect service of process within the United States on such persons.

Additionally, investors may experience difficulty in Mexico enforcing foreign judgments obtained against us and our executive officers, directors and controlling persons, including in any action based on civil liabilities under the U.S. federal securities laws.  Based on the opinion of our Mexican counsel, there is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.  See “Enforcement of Judgments.”

Risks Relating to the ADSs and Our Series B Shares

Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.

Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage.  Rights to subscribe and pay for shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act.  Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions.  We cannot assure you that we will file a registration statement with the SEC, or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States, or any other jurisdiction, to participate in a preemptive rights offering.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement.  Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

Holders of ADSs may be unable to exercise voting rights with respect to the Series B shares underlying their ADSs at our shareholders’ meetings.

We will not treat holders of ADSs as our shareholders and they may not be able to exercise shareholder rights.  The depositary is the holder of the Series B shares underlying the ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs.  There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares.  However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, holders of our Series B shares will receive notice of shareholders’ meetings generally through publications in newspapers of wide distribution in Mexico and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADS holders, by comparison, will not receive notice directly from us.  Instead, in accordance with the deposit agreement, we will provide the notice to the depositary.  If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders.  To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares.  The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•
distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Mexican pesos received into U.S. dollars.  Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Mexican pesos received into U.S. dollars, or while it holds the Mexican pesos, you may lose some or all of the U.S. dollar value of the distribution;

•
we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take other actions inconsistent with the best interests of ADS holders.

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Mexican corporate law (including specific laws that regulate us as a financial services holding company), which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Mexico.  Under Mexican corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Mexico.

For example, under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those existing in the United States and certain other jurisdictions.

Actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders’ derivative suits, which benefit us (as the affected company) rather than affected shareholders directly.  Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in Mexico than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage.  In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States.  The duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law and have not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain.  Although Mexico recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits.  There has not been a significant number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action.  As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

Although Mexican corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions.  In addition, in Mexico, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

Certain provisions of Mexican law and our bylaws impose limitations on the trading of our securities and may delay or limit a change of control of Grupo Financiero Santander Mexico.

Pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the SHCP, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 30% or more of our shares, unless any such person or entity (a) obtains the prior approval of the SHCP, and (b) with the approval of the CNBV, undertakes a public tender offer to purchase (x) if the intended acquisition is for shares representing less than 50% plus one of our shares, the greater of an additional 10% of our aggregate outstanding shares or the percentage of additional shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of our shares, 100% of our aggregate outstanding shares.

Also, under the Mexican Financial Groups Law, foreign entities with governmental authority and Mexican financial entities, including those that are part of a financial group, unless such entities are institutional investors as defined in the Mexican Financial Groups Law, cannot purchase our shares.

The aforementioned provisions may delay or limit a change of control of Grupo Financiero Santander Mexico or a change in our management.

There may be a lack of liquidity and market for our shares and ADSs.

Prior to our initial public offering of ADSs, there was no public market for our ADSs and substantially no liquidity of our Series B shares.  Our ADSs are listed and traded on the NYSE under the symbol “BSMX”. Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol “SANMEX.”  At December 31, 2012, we had 6,786,394,913 shares of common stock outstanding, including 3,322,085768 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Although our Series B shares are traded on the Mexican Stock Exchange, there can be no assurance that a liquid trading market for our Series B shares will continue to exist. Approximately 24.9% of our outstanding Series B shares are held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our Series B shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Mexican market Series B shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

In addition, if the trading volume of our ADSs on the NYSE or our Series B shares on the Mexican Stock Exchange were to decline below certain levels, the ADSs or the Series B shares could be delisted or deregistered, further reducing liquidity of our ADSs and Series B shares.

The relative volatility and illiquidity of the Mexican securities markets may substantially limit ADS holders’ ability to sell the Series B shares underlying the ADSs at the price and time they desire.

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature.  The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States.  There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States.  As of December 31, 2012, total market capitalization amounted to U.S.$525.9 billion and the ten largest companies in terms of market capitalization represented approximately 58.9% of the aggregate market capitalization of the Mexican Stock Exchange.  Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

Actual or anticipated sales of our Series B shares or the ADSs could cause the price of the Series B shares or of the ADSs to decrease.

Our controlling shareholder holds, directly and indirectly, a large number of shares.  In connection with our global offering of Series B shares and ADSs, which closed in October 2012, we and our controlling shareholder agreed with the international and Mexican underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 365-day period following September 25, 2012.  These lock-up agreements cover 99.0% of the shares (including in the form of ADSs) that were not sold in the global offering.  After these lock-up agreements expire, we and our controlling shareholder will be able to sell our securities in the public market.  The market price of our Series B shares or the ADSs could drop significantly if we or our controlling shareholder sell our Series B shares or the ADSs or the market anticipates that such sale is likely to be made.

Our shareholders may be subject to liability for certain votes of their securities.

Shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages and losses to us, may be held liable for such damages and losses, but only if the transaction would not have been approved without the favorable vote of such shareholders.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Conflicts of Interest.”

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are the third largest financial services holding company in Mexico based on net income and the fourth largest financial services holding company in Mexico based on total assets, loans and deposits as of December 31, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV). Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, Casa de Bolsa Santander, our brokerage subsidiary, and Gestión Santander, our asset management subsidiary.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.  Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx.  None of the information contained on our website is incorporated by reference into, or forms part of, this annual report on Form 20-F.

Our agent for service of process is Banco Santander, S.A., New York Branch, Attn: James H. Bathon, Chief Legal Officer, 45 E. 53rd Street New York, New York 10022.

History

We were founded on November 14, 1991 in Mexico City, Mexico under the name Grupo Financiero InverMexico.  In 1997, we were renamed Grupo Financiero Santander Mexicano and in 1998, we merged with Grupo Financiero Santander Mexico, S.A. de C.V., with Grupo Financiero Santander Mexicano as the surviving entity.  In 2000, we acquired Grupo Financiero Serfin, S.A. and merged with that entity, with Grupo Financiero Santander Mexicano as the surviving entity.  We were renamed Grupo Financiero Santander Serfin, S.A. de C.V. in 2001.

In 2003, Bank of America Corporation purchased 24.9% of our shares from Banco Santander Spain.  In 2006, we were renamed Grupo Financiero Santander, S.A. de C.V. and later that year we were converted into Grupo Financiero Santander, S.A.B. de C.V., a sociedad anónima bursátil de capital variable, or publicly traded variable capital corporation.

In 2010, Santusa Holding, S.L., a subsidiary of Banco Santander Spain, acquired Bank of America Corporation’s interest in our company, resulting in the Santander Group’s ownership of 99.9% of our shares.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”  In order to make our company more identifiable to investors and to differentiate our company from our affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V.  The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) has authorized this name change.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$574 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  We do not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering.  The selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

Banco Santander México

Banco Santander México was incorporated on November 16, 1932, under the name Banco Mexicano.  In 1955, Sociedad Mexicana de Crédito Industrial (subsequently Banco Somex), which was incorporated in 1941, purchased a controlling portion of the shares of Banco Mexicano.  In 1958, Banco Mexicano merged with Banco Español, with Banco Mexicano as the surviving entity.

In 1970, Banco de Londres y México merged with Compañía General de Aceptaciones (formerly a shareholder of Banco de Londres), with Banco de Londres y México under its new name, Banca Serfin, as the surviving entity.  In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

In 1979, Banco Mexicano changed its corporate name to Banco Mexicano Somex, S.A., operating as a multiple-purpose banking institution.

In 1982, Mexican commercial banks were nationalized by the Mexican government.

In 1990, the Mexican Constitution was amended to permit the total reprivatization of Mexican commercial banks, and the Mexican government enacted the Mexican Banking Law, which led to the reprivatization of such banks starting in 1991.  As part of this banking privatization process, in 1992, Grupo InverMéxico acquired Banco

Mexicano Somex, which then took the corporate name of Banco Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero InverMéxico.

In 1997, Banco Santander Spain acquired Grupo InverMéxico, which became Grupo Financiero Santander Mexicano.  Banco Mexicano later became Banco Santander Mexicano.  In May 2000, Banco Santander Spain acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin.  In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

Banco Santander Mexicano and Banca Serfin initially operated independently.  In 2004, Banca Serfin was merged into Banco Santander Mexicano, with the surviving entity being Banco Santander Serfin, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.  Subsequently, in 2006, the Bank was renamed Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

On February 21, 2008, the corporate name of the Bank was changed to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.  We own 99.99% of the Bank’s capital stock.

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$157 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,620 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,844 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,691 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,658 million).  The transaction closed on April 29, 2011.  The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Banco Santander Mexico obtained shareholder approval on September 12, 2012 to change its name to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and such name change was subsequently authorized by the CNBV.

In November 2012, Banco Santander Mexico completed a debt offering of U.S.$1.0 billion in senior notes in  the domestic and international markets.

Capital Expenditures and Divestitures

In 2010, our capital expenditures were Ps.1,323 million (U.S.$102.1 million), 63.2% of which (Ps.836 million) was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.487 million).  In 2011, our capital expenditures were Ps.1,591 million (U.S.$122.7 million), 64% of which (Ps.1,021 million) was for information technology and the remainder of which was for furniture, fixtures and equipment (Ps.572 million). In 2012, our capital expenditures were Ps.1,782 million (U.S.$137.4 million), 62.2% of which (Ps.1,108 million) was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.674 million).

Our principal capital expenditure since January 1, 2010 has been the acquisition of the GE Capital mortgage business. On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$157 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,620 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. The transaction closed on April 29, 2011.

Our principal divestiture since January 1, 2010 has been the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was a joint venture created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$574 million). The sale and joint venture were completed on November 4, 2011.

For 2013, we have a capital expenditures budget of Ps.2,495 million (U.S.$192.4 million), 49.6% of which (Ps.1,237 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,258 million).  Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2013 capital expenditures. We intend to add 200 new branches to our branch network by the end of 2014 and to hire approximately 2,000 additional employees to staff these branches. We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using cash flows from operations.  We opened 15 branches during the fourth quarter of 2012 and an additional 15 branches during the first quarter of 2013.  We expect to open 75 branches in total by the end of 2013. We expect to invest Ps.675 million during 2013 in connection with these 75 new branches.

Our Board of Directors has resolved to sell our asset management business (including all of Gestión Santander’s assets under management) to a holding company which would be a subsidiary of Banco Santander Spain and would acquire ownership of a significant number of the Santander Group’s asset management businesses as part of a global internal reorganization to centralize the Santander Group’s asset management business.  Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. We expect to enter into exclusive, long-term distribution contracts so that Banco Santander Mexico and Casa de Bolsa Santander would continue to offer mutual funds managed by Gestión Santander following the divestiture, if it is completed. Discussions relating to the potential transfer and sale, including relating to price, are ongoing, and there is currently no specific timing for the potential transfer and sale of our asset management business and the global internal reorganization.  Furthermore, the divestiture of Gestión Santander is subject to approvals from the financial regulatory authorities in Mexico, and we can provide no assurances that such approvals will be obtained or, if approvals are obtained, that the aforementioned divestiture will be completed.

Public Takeover Offers

No matters to report.

B.    Business Overview

Overview

We are the third largest financial services holding company in Mexico based on net income and the fourth largest financial services holding company in Mexico based on total assets, loans and deposits as of December 31, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, Casa de Bolsa Santander, our brokerage subsidiary, and Gestión Santander, our asset management subsidiary.  As of December 31, 2012, we had total assets of Ps.792.9 billion (U.S.$61.1 billion) and total equity of Ps.100.6 billion (U.S.$7.8 billion), and for the year ended December 31, 2012, we had net income of Ps.17.4 billion (U.S.$1.3 billion), which represented a return on average equity, or ROAE, of 18.09% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of December 31, 2012 accounted for 99.8% of our total assets and 98.2% of our shareholders’ equity, and for the year ended December 31, 2012 accounted for 97.4% of our net income. As of December 31, 2012, Banco Santander Mexico had total loans, net of allowance for impairment losses, of Ps.345.3 billion (U.S.$26.6 billion), total deposits of Ps.404.4 billion (U.S.$31.2 billion) and 1,142 offices located throughout Mexico. We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals and small and medium-sized enterprises, or SMEs, while also providing integrated financial services to low-income individuals, as well as to medium and large companies in Mexico.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

The following chart sets forth the Retail Banking and Global Wholesale Banking operating segments of the Bank and their main focus.

Retail Banking	Global Wholesale Banking
•      Individuals
•      Private banking, for individuals with net wealth in excess of Ps.3.5 million (Ps.3 million prior to January 2013)
•      SMEs, with annual gross revenues of less than Ps.100 million
•      Middle-market corporations, generally with annual gross revenues between Ps.100 million and Ps.1,050 million
•      Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities

•      Global transaction banking, which includes cash management, global custody and security services, trade finance and funding alternatives for institutions with international operations
•      Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring
•      Corporate finance, which includes mergers and acquisitions as well as equity capital markets
•      Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and equity research
•      Treasury trading activities, which offers our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures
•      Proprietary trading, which is responsible for the management of our proprietary investment portfolio
•      Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs

In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above.  These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Wholesale Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment.  The activities of Gestión Santander, our asset management subsidiary, are included in both the Retail Banking and the Global Wholesale Banking segments.  The activities of Seguros Santander, our insurance company subsidiary (prior to November 2011), are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2010		2011		2012		2010		2011		2012
	(Millions of pesos)
Retail Banking	Ps.	18,765	Ps.	21,107	Ps.	26,533	Ps.	6,699	Ps.	12,587	Ps.	12,322
Global Wholesale Banking		2,060		3,690		3,713		4,144		2,949		4,526
Corporate Activities		5,421		3,814		3,626		5,313		2,788		4,466
Total	Ps.	26,246	Ps.	28,611	Ps.	33,872	Ps.	16,156	Ps.	18,324	Ps.	21,314

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2010		2011		2012
	(Millions of pesos, except percentages, branch and customer data)
Offices(1)		1,073		1,097		1,142
Customers		9,073,942		9,301,222		10,013,228
Total assets	Ps.	661,614	Ps.	744,204	Ps.	792,868
Loans	Ps.	229,282	Ps.	314,628	Ps.	345,702
Deposits(2)	Ps.	272,189	Ps.	314,711	Ps.	351,915
Total equity	Ps.	85,641	Ps.	91,487	Ps.	100,606
Non-performing loans as a percentage of total loans(3)		2.11%		1.98%		2.06%
Efficiency(4)		38.21%		42.91%		39.77%
ROAE(5)		15.72%		21.93%		18.09%

(1)
Includes branches, cash desks (ventanillas), Santander Select offices (including Centros Select, Espacios Select and box offices) and Santander Select units (módulos).  We did not have any box offices in 2010 and 2011.

(2)	Demand and time deposits.

(3)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(5)	Calculated based upon the average daily balance of equity.

Banco Santander, S.A., or Banco Santander Spain, is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock.  We believe that our relationship with Banco Santander Spain and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico.  As of December 31, 2012, the Santander Group had total assets of €1,269,628 million (U.S.$1,673,367 million), equity of €84,326 million (U.S.$111,142 million) and a market capitalization of €62,959 million (U.S.$82,980 million).  It also generated an attributable profit of €2,205 million (U.S.$2,906 million) in the year ended December 31, 2012.  We represented approximately 12% of the Santander Group’s attributable profit in the year ended December 31, 2012, making us the fourth largest contributor of attributable profits to the Santander Group.  We also represented approximately 4% of the Santander Group’s assets in the year ended December 31, 2012, according to the annual report of the Santander Group for 2012.

The Santander Group had 14,392 branches, 186,763 employees and an attributable profit of €2,205 million (U.S.$2,906 million) for the year ended December 31, 2012, according to the annual report of the Santander Group for 2012.

Our Competitive Strengths

Leading market position

We rank third in terms of net income, fourth in terms of total assets, deposits and total loans among financial groups in Mexico as of December 31, 2012, according to information published by the CNBV, with market shares of 17.6%,12.5%,14.0% and 13.7%, respectively, as of December 31, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  Banco Santander Mexico, our commercial bank subsidiary, ranks second in terms of net income and third in terms of total assets among private-sector banks in Mexico, with market shares of 20.0% and 12.5%, respectively, as of December 31, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2012, according to information published by the CNBV.  All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2012
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	4	4	12.7%	13.7%
Deposits	4	4	13.0%	14.0%
Total assets	3	4	12.5%	12.5%
Asset quality(4)	1	1	—	—
Total equity	3	3	15.1%	15.0%
Net income	2	3	20.0%	17.6%
Efficiency(5)	2	2	—	—
ROAE(6)	2	2	—	—

Source: CNBV.

(1)
Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share data based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average daily balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record

We believe our increasing market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels for Banco Santander Mexico of 16.32%, 16.01% and 18.59% in 2010, 2011 and 2012, respectively, as determined in accordance with Mexican Banking GAAP, making us the second most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2012, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, and SMEs.  Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key client segments.

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  From December 31, 2009 to December 31, 2012, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 280 percentage points from 11.7% to 14.5%, as determined in accordance with Mexican Banking GAAP, according to CNBV data.  We are the third-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2012, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner.  We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios.  As of December 31, 2012, we had approximately 1.7 million customers with pre-authorized credit offers.  We believe our efficient operations allow us to realize synergies and more profitable growth.  As of December 31, 2012, we were the second most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Spain, among others.  We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing when compared to our peers.

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages.  The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom, through its Santander UK subsidiary, and Portugal, among others.  Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries.  Our relationship with the Santander Group allows us, among other things, to:

•
benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;

•
strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit committee of Banco Santander Spain, making it more independent from management;

•	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Banco Santander Spain;

•
leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;

•
utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico.  Banco Santander Spain also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;

•	access the Santander Group’s multinational client base and benefit from the Santander Group’s global presence, particularly in Latin America;

•
support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;

•	benefit from selectively borrowing from Santander Group’s product offerings in other countries as well as from their know-how in systems management;

•	replicate or adapt in Mexico the Santander Group’s successful product offerings and best practices from other countries; and

•	benefit from the Santander Group’s overall market presence and market campaigns such as the Formula 1 sponsorship.

Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business independent from our Parent.

Proven risk management practices

The incorporation of the Santander Group’s worldwide risk management platform into various levels of our organization, as well as the application of rigorous credit assessment and approval processes, has been an integral part of our efforts to control the level of non-performing loans while growing our loan portfolio and we believe it will continue to do so.  Our asset quality (defined as total non-performing loans as a percentage of total loans) ranked first among the seven largest financial groups and private-sector banks in Mexico as of December 31, 2012, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2012, we had a non-performing loans ratio of 1.7% and a coverage ratio (defined as allowance for impairment losses divided by total non-performing loans) calculated in accordance with Mexican Banking GAAP of 190.05%, compared to industry averages of 2.38% and 188.8% respectively, according to information published by the CNBV, which we believe indicate our prudent levels of asset growth.  We believe that our conservative risk approach, which contemplates the strict management of credit risk together with prudent management of foreign exchange risk, interest rate risk and term risk, has allowed us to maintain strong asset quality as well as profitability while growing our loan portfolio.

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.406.1 billion, or 58.6%, of our total liabilities as of December 31, 2012.  As of December 31, 2012, customer deposits represented 90.4% of our total deposits.  Since Banco Santander Mexico is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure.  This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements.  We believe Banco Santander Mexico has attractive capitalization levels based on its Tier 1 capital ratio, which has been at or near the median of the seven largest banks in Mexico over the past 5 years.  As of December 31, 2012, our total capitalization ratio was 14.8% and our Tier 1 capital ratio was 14.5%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly experienced management team.  Our senior management has an average of 20 years of experience in the financial industry and 15 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 15% since 2005, as determined in accordance with Mexican Banking GAAP, compared to 9% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and 360-degree thorough evaluation processes to maintain a strong talent base and foster retention.  We have promoted the development and strengthening of abilities and skills in managing people and teams.  The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

As demonstrated by our strong profitability and growth in key business lines, we believe our strategy of focusing on retail banking for Mexico’s emerging middle class and SMEs has been a success.  We intend to continue leveraging our competitive advantages to expand our business in the most dynamic and profitable segments of the Mexican economy (which we consider to be individuals and SMEs based on our historical growth and profitability in these segments), focusing on deposit growth and enhancing our leading banking franchise in Mexico while focusing on sustained growth and profitability.

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending and SME lending).  At the same time we intend to continue developing our profitable and client-centered wholesale bank.  To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products, as well as capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America.  Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty within our customer base, as well as the cross-selling of products and services to increase the number of products used by each of our clients.  We intend to achieve this objective by cross-selling credit products, such as mortgages, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our payroll clients.  As of December 31, 2012, we had Ps.14,504 million (U.S.$1,119 million) in payroll loans.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products that we believe satisfy the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations.  An important part of our strategy is the segmentation of our customer base.  We classify our individual customers in three main categories: premier, preferred and classic customers.  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Another important part of our strategy is the use of multiple channels, including third-party branches, ATMs, our contact centers, internet banking and mobile banking, among others.  We believe that these alternative channels are an important way to reach a broader spectrum of customers, thereby allowing us to better reach and expand our customer base.  We also believe our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment.  By combining our highly productive branch network with our alternative channels, such as ATMs, our contact centers, internet banking and mobile banking, we believe that we are able to consistently satisfy our customers’ expectations and that we will be able to achieve top-quality service levels.

Expand product offerings and distribution channels, particularly in the Retail Banking segment

We intend to further increase our business and operations throughout Mexico, expanding our retail banking services to existing and prospective retail customers.  Through the implementation of CRM strategies and market intelligence, we plan to offer new products and services to existing customers according to client segmentation and the development of value-added offers.  Our CRM mission is to place our clients at the center of our commercial strategy.  By improving our information technology and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about the current and future needs and behaviors of our customers.  This business intelligence will allow further customer segmentation according to life cycle and income levels and will also enable us to improve the ways we serve our customers through our various distribution channels.

We will also continue to invest in creating and maintaining strong business support and commercial processes.  For example, we have developed a fully integrated branch network, which manages customer product offerings through an internally designed CRM tool that enables branch executives to proactively approach our customer base with specific and tailored product offerings. As a result of our new consumer credit card issuance process, a customer can leave one of our branches with a new credit card in less than fifteen minutes.  Finally, our contact centers enhance our ability to provide segmented customer service.  We intend to add 200 new branches to our branch network by the end of 2014, including the 15 new branches we opened in the fourth quarter of 2012 and the 15 new branches we opened during the first quarter 2013, and to hire approximately 2,000 additional employees to staff these branches.  We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using our working capital. We expect to open 75 branches in total by the end of 2013.

We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on product areas such as mortgages, credit cards, personal loans and SME loans where we believe there is an opportunity to increase our market share.  For our non-retail clients, we will continue to offer through our Global Wholesale Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.  We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses.  In addition, we have established a division that is focused on enhancing the quality of our products and processes.

Capitalize on our risk management practices and cost-efficient culture to promote profitable and sustainable growth

As we pursue our growth and profitability objectives, we will continue to comply with our risk policies aimed at generating an appropriate return for the risk incurred.  We intend to continue to carefully monitor the credit quality of our asset portfolio, particularly any assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet.  We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

We plan to make effective use of technology through alternative channels, such as mobile banking, internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy.  As of December 31, 2012, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

Operations Through Subsidiaries

We have organized our business operations through our principal subsidiaries:

•	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, our commercial bank subsidiary;

•	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, our broker-dealer subsidiary;

•	Gestión Santander, S.A. de C.V., Grupo Financiero Santander, our asset management subsidiary; and

•	Zurich Santander Seguros México, S.A. (formerly known as Seguros Santander, S.A., Grupo Financiero Santander) our insurance company subsidiary prior to November 2011.

In addition, the Bank has two principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, and Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario.

The following table shows total assets, net income and total equity of each of the abovementioned subsidiaries as of and for the year ended December 31, 2012.

	IFRS
	As of and for the year ended December 31, 2012
	Total assets		Net income		Total equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	790,961	Ps.	16,960	Ps.	98,788
Santander Consumo		62,613		5,304		12,686
Santander Hipotecario		20,194		380		2,995
Casa de Bolsa Santander		1,198		301		1,492
Gestión Santander.		625		132		340

(1)	Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of December 31, 2012, accounted for approximately 99.8% of our total assets, 98.2% of our total equity and 97.4% of our net income.  Banco Santander Mexico’s principal sources of funding are customer deposits. Customer deposits typically represent a large portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network.  Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure.  These deposits currently cover most of Banco Santander Mexico’s liquidity requirements.  Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multiple-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law.  Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of December 31, 2012, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For the year ended December 31, 2012, Banco Santander Mexico had net income of Ps.17.0 billion (U.S.$1.3 billion), and as of December 31, 2012, Banco Santander Mexico had total assets of Ps.791.0 billion (U.S.$61.0 billion), total loans, net of allowance for impairment losses, of Ps.345.2 billion (U.S.$26.6 billion), total deposits of Ps.404.4 billion (U.S.$31.2 billion) and total equity of Ps.98.8 billion (U.S.$7.6 billion).  As of December 31, 2012, Banco Santander Mexico employed 13,142 people (including employees from the GE Capital mortgage business) and had 1,142 offices located throughout Mexico. Its headquarters are located in Mexico City, Distrito Federal, and it operates in every state in Mexico.

Banco Santander Mexico provides a broad range of retail and commercial banking services to its customers, including peso- and foreign currency-denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing and credit cards.  It seeks to offer its customers a wide range of products while providing high levels of service.  In addition to its traditional banking operations, Banco Santander Mexico offers a variety of ancillary financial services including financial leasing, financial advisory services, insurance brokerage and investment management.

Gestión Santander

Gestión Santander is our asset management subsidiary with fully integrated investment, product, operational and commercial structures.  It is the third largest asset management firm in Mexico, with net assets under management (other than funds of funds) of approximately Ps.178,147 million (U.S.$13.7 billion) as of December 31, 2012, as determined in accordance with Mexican Banking GAAP, and a market share of 12.8%, according to the Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles, or AMIB).  As of December 31, 2012, Gestión Santander’s net income was Ps.132 million (U.S.$10 million), which represented 0.8% of our net income, and generated net fees of Ps.360 million (U.S.$28 million), representing 3.0% of our total net fees.  As of December 31, 2012, net commissions for fund management for Grupo Financiero Santander Mexico were Ps.1,731 million (U.S.$133.5 million), which represents 14.4% of net commissions and fees.

Gestión Santander provides expertise in a diverse range of equity, fixed income, structured products and investment management advisory strategies to institutional investors, financial intermediaries and private clients.  Gestión Santander offers these solutions through mutual funds and managed accounts through Banco Santander Mexico’s branch network, independent brokers and Gestión Santander’s own sales force.

Gestión Santander manages 69 different funds, covering a wide variety of investment alternatives for the Mexican market.  By fund class, 87% of the funds are fixed income or money market in terms of assets and the rest include equity, structured and funds of funds, among others, as determined in accordance with Mexican Banking GAAP.

The following table shows the assets under management of our mutual funds by asset class as of December 31, 2012.

	Mexican Banking GAAP
	As of December 31, 2012
Asset Class	Number of Funds	Assets in millions of pesos
Structured(1)	19	Ps.	7,738
Fixed income	17		42,881
Funds of funds	5		3,727
Money market	9		112,392
Equity	11		5,935
Currency-related	3		979
Mixed asset funds	5		4,494
Total	69	Ps.	178,147

(1)	Includes 8 fixed income mutual funds (Ps.6,629 million), 10 equity mutual funds (Ps.974 million) and 1 foreign exchange mutual fund (Ps.134 million).

Our Board of Directors resolved to sell our asset management business (including all of Gestión Santander’s assets under management) to a holding company which would be a subsidiary of Banco Santander Spain and would acquire ownership of a significant number of the Santander Group’s asset management businesses as part of a global internal reorganization to centralize the Santander Group’s asset management business.  Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. The reorganized global asset management business would seek to benefit from specialized portfolio management and capitalize on synergies, to expand product offerings and to make investments in and improvements to the information technology used in the business to streamline operations.  We expect to enter into exclusive, long-term distribution contracts so that Banco Santander Mexico and Casa de Bolsa Santander would continue to offer mutual funds managed by Gestión Santander following the divestiture, if it is completed.

As of and for the year ended December 31, 2012, Gestión Santander accounted for 0.1% of our total assets, 0.8% of our net income and 0.3% of our total equity.  Discussions relating to the potential transfer and sale, including relating to price, are ongoing, and there is currently no specific timing for the potential transfer and sale of our asset management business and the global internal reorganization.

Furthermore, the divestiture of Gestión Santander is subject to approvals from the financial regulatory authorities in Mexico, and we can provide no assurances that such approvals will be obtained or, if approvals are obtained, that the aforementioned divestiture will be completed.

Casa de Bolsa Santander

Casa de Bolsa Santander is our broker-dealer subsidiary that provides comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds.  Casa de Bolsa Santander is an authorized broker-dealer for the Mexican Stock Exchange, where it conducts transactions for the purchase and sale of securities.  It provides distribution and advisory services for companies seeking the placement of their securities, supported by a local and international equity research team of analysts, an institutional sales force and a national distribution network focused on individual investors.  Our research team is part of the Santander Group’s Latin American equity research group.

As of December 31, 2012, Casa de Bolsa Santander had 5,723 customer contracts and Ps.390.8 billion in assets under management, and accounted for 0.1% of our total assets and 1.5% of our total equity.  In 2012, Casa de Bolsa Santander had net income of Ps.301 million (U.S.$23 million), which represented 1.8% of our net income.

Seguros Santander

Prior to its sale in November 2011 to ZS Insurance America, S.L., Seguros Santander offered: life, theft, auto, property and home insurance. Its products were offered through our branch network.

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  The strategic alliance’s objective was to strengthen Banco Santander Spain’s operations in the insurance market by ensuring a wider range of products covering clients that are not currently served by insurers, and by leveraging distribution capacity.  In accordance with the agreement, the insurance products of the alliance will be distributed for 25 years in the countries covered by the agreement.

On July 15, 2011, we announced that we had signed the definitive agreements with Zurich Financial Services Group regarding this long-term alliance.  This agreement combines our commercial strength and distribution capabilities with the experience and leadership of the Zurich Financial Services Group in the development and management of insurance products and strengthens our offerings of life, savings and general insurance products.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$574 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

As of December 31, 2010, Seguros Santander had approximately Ps.3.4 billion (U.S.$262.2 million) in premiums, total assets of Ps.7.5 billion (U.S.$578.4 million) and Ps.4.4 billion (U.S.$339.4 million) in liabilities under insurance contracts.  Seguros Santander’s net income was Ps.493 million (U.S.$38 million) in 2010 and Seguros Santander accounted for 1.1% of our total assets, 3.9% of our net income and 0.9% of our total equity as of December 31, 2010.

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  As of December 31, 2012, our Retail Banking segment accounted for approximately 74% of our total loan portfolio based on the aggregate principal amount of loans in this segment, approximately 77% of our total demand and time deposits, 78% of our net interest income, 85% of our fee income and 58% of our operating profit before tax.  Our Retail Banking operations served approximately 10 million customers as of December 31, 2012, an increase of approximately 712,000 customers since December 31, 2011.

In 2012, our branch network and alternative channels originated more than 890,000 credit cards, 580,000 consumer loans and 16,000 mortgage loans.

Individuals

We classify individual customers as high income, or “premier,” if they have a monthly income in excess of Ps.35,000 (U.S.$2,699); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$578) and Ps.35,000 (U.S.$2,699); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$578).  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Our focus is on premier and preferred customers, an area in which we have experienced growth as a result of our efforts to provide innovative products and services.  We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell packaged products and services known as Membresía Premier (Premier Membership) and Círculo Preferente (Preferred Circle) accounts to our premier and preferred customers, respectively.   As of December 31, 2012, individuals accounted for 38% of our total loans outstanding and 30% of our deposits.  Individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 60% of our fee income and 30% of our operating profit before tax in the year ended December 31, 2012.

New individual customers are classified according to their socioeconomic status as classic, preferred or premier customers or as private banking customers (as described below in “—Retail Banking—Private Banking”).  Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age.  Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle.

We follow different service models for each customer class:

•
Premier customers: We provide customized financial and investment services to our premier customers.  These customers are assigned a representative who is familiar with the customer’s individual needs and who can recommend and provide access to specialized investment products and personalized financial services.  The premier banking unit is the Retail Banking segment’s initiative to provide our customers with solutions tailored to their financial planning needs.  Through Casa de Bolsa Santander, our brokerage subsidiary, we offer securities trading services to our premier customers.  Our premier banking unit has 69 exclusive offices called “Santander Select,” which provide seamless service in a comfortable and private environment to our premier customers.  In addition, 1,062 of our representatives attended to 439,164 customers in our 1,142 offices throughout Mexico as of December 31, 2012.

•
Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators to assist our 2,060,235 preferred customers as of December 31, 2012.  We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to customers we view as upwardly mobile.  In this context, we view as upwardly mobile our preferred customers with a monthly income between Ps.7,500 (U.S.$578) and Ps.35,000 (U.S.$2,699).

•
Classic customers: Our emphasis is on serving classic customers through alternative channels.  In our branches, these customers are served under a standardized model through pools of account executives, with a sales-oriented approach.  We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile.  As of December 31, 2012, this segment had 7,196,053 customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 70% of our fee income and 52% of our operating profit before tax in 2012.

Private Banking

We classify our individual customers with net wealth in excess of Ps.3.5 million (U.S.$269,941) (Ps.3 million prior to January 2013) as private banking customers.  We provide customized financial and investment services to these high net worth individuals.  These customers are assigned a specialized banker who is familiar with the customer’s individual needs and who can recommend and provide access to specialized products and services.  Our private banking model is based on full-service representation of our customers by means of specialized bankers, who attend to a limited number of customers and help customers monitor their portfolios and adapt to changing economic conditions.  We offer a wide range of financial products to our private banking customers and offer our customers the opportunity to invest with funds managed and administered by other financial institutions and independent asset managers.

In order to provide a differentiated business model, we have two divisions in private banking, depending on a customer’s total balance maintained at the Bank:

•	Private banking customers, with net wealth in excess of Ps.3.5 million (U.S.$269,941); and

•
Private wealth customers, with net wealth in excess of Ps.300.0 million (U.S.$23.1 million).  We offer our private wealth customers the same products and services that we offer to our private banking customers, but tailor these products and services to their specific needs.

Our private banking unit has been recognized as the second-best provider of private banking services in Mexico according to the recent Euromoney Private Banking Survey 2012.  It has one of the largest numbers of mutual funds and products ranging from fixed income to equity to capital protection funds compared to other local competitors.  The private banking unit has been implementing a commercial and business model according to best practices and has developed a new strategy to offer loans and transactional banking products specifically designed for our Private Banking and Private Wealth customers.

As of December 31, 2012, our private banking unit had 28 offices and 127 specialized bankers located throughout Mexico who attended to 21,221 customers.  As of December 31, 2012, our private banking unit managed approximately Ps.167,581 million (U.S.$12,925 million) in assets and had approximately 24,739 private banking accounts.

SMEs

As of December 31, 2012, our SME line of business represented 9% of our total loans outstanding and 6% of our deposits. SMEs accounted for 9% of our fee income and 10% of our operating profit before tax in the year ended December 31, 2012.  We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs.  The maximum level of credit extended to such companies is generally limited to approximately Ps.8,000,000 (U.S.$617,008).  In 2010, we developed revolving lines of credit for our SME customers that do not require collateral.  We refer to these credit lines as Crédito Ágil (Flexible Credit).  These lines of credit are limited to Ps.8,000,000 (U.S.$617,008) and are primarily used by our SME customers to finance their working capital needs.  Crédito Ágil can also be used as a special purpose credit card, which allows a large number of our SME customers to access term financing for the first time.  Approximately 73% of SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.33,175 million of our loan portfolio as of December 31, 2012, an increase of 71% from December 31, 2011.  This increase reflects the positive results obtained from the improvement in client services in 2011.  For example, we offered a broader range of products and improved our credit processes, which resulted in faster and better customer service.  We also created a specialized network of SME executives dedicated exclusively to attending SME customers.  The specialized SME network included 539 dedicated SME specialists as well as twelve dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2012.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues between Ps.100 million (U.S.$7.7 million) and Ps.1,050 million (U.S.$81.0 million) and meet certain other qualifying criteria.  We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage.  We also offer our middle-market corporations customers with higher income the same products that we offer to our wholesale banking customers.  As of December 31, 2012, we had 35,635 middle-market corporations customers.  We have 27 dedicated offices located throughout Mexico to attend to middle-market corporations customers as of December 31, 2012.

Our middle-market corporations portfolio represented Ps.79,315 million (U.S.$6,117 million) of our loan portfolio as of December 31, 2012, an increase of 8% from December 31, 2011.  The quality of this portfolio has not been affected by its growth; the delinquency ratio has decreased from 2.4% as of December 31, 2011 to 1.3% as of December 31, 2012.  As of December 31, 2012, our middle-market corporations customers represented 22% of our total loans outstanding and 16% of our deposits.  Middle-market corporations accounted for 10% of our fee income and 13% of our operating profit before tax in 2012.

The middle-market business is an important source of deposits and most of its revenues come from credit products.  This business has consistently increased its array of products designed to meet our customers’ needs in terms of cash management and collection solutions.  Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to increase the provision of loans and cash management and collections solutions to middle-market corporations.

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit.  We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others.  We refer to these clients as Vinculados Transaccionales (Transactionally Linked).  Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had more than 5,200 Vinculados Transaccionales customers as of December 31, 2012, an increase of 29% from December 31, 2011.

Government Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities.  Institutional customers are a potential source for new individual payroll customers.  As of December 31, 2012, these customers represented 4% of our total loans portfolio and 20% of our deposits.  Institutions accounted for 3% of our fee income and 3% of our operating profit before tax in the year ended December 31, 2012.  We had 6,493 institutional customers as of December 31, 2012.

We have 12 specialized representative areas in Mexico that offer tailor-made products to meet our institutional customers’ needs.  Among the products we offer to our governmental clients are current accounts, loans, payroll processing, cash management, collection services and payment processing services.  Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

Global Wholesale Banking

General

Santander Global Banking and Markets is the business unit entrusted with meeting the needs of corporate and institutional customers which, because of their size, complexity or sophistication, require customized services and value-added wholesale products.

The customers in our Global Wholesale Banking segment generally consist of large Mexican companies that require sophisticated services such as investment banking services and certain Mexican and non-Mexican multinational companies that are served globally by the Santander Group.  This segment also includes national and international financial institution groups and large institutional clients.

This segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services and e-banking, structured loans, syndicated loans, acquisition financing and asset and capital structuring, among others, through two branch offices located in Mexico City and Monterrey. The Global Wholesale Banking segment uses its range of products, knowledge of the local market and efficient execution in order to customize the financial solutions it offers to our customers.

As of December 31, 2012, the Global Wholesale Banking segment served 384 customers and accounted for 26% of our total loan portfolio, 16% of our total demand and time deposits, 16% of our fee income and 21% of our operating profit before tax.

The main products and services that our Global Wholesale Banking segment provides are:

•	Global transaction services, which includes cash management, trade finance and funding alternatives for international trade transactions;

•	Credit markets, which includes origination and distribution units for structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions as well as equity capital markets products;

•	Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities, global custody and securities services and equity research;

•	Treasury trading activities, which offers our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•	Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs; and

•	Proprietary trading, which is responsible for the management of our proprietary investment portfolio.

Global Transaction Services

Our Global Wholesale Banking segment includes our Global Transaction Services area focused on our customers’ needs for local and global transaction banking solutions, particularly in the areas of trade finance transactions, cash management, commercial financing, basic financing and global custody and security services activities. Specifically, our services include:

•	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently and automatically.

•	Basic financing. We offer our clients solutions for their short term financing and liquidity needs.

•	Commercial financing. We offer supply chain finance products, such as confirming, factoring and leasing.

•
Trade finance. We have a dedicated team for originating, structuring and executing foreign trade flows financing operations, including both credit and collateral management. In 2012, the magazine Trade Finance named Banco Santander Mexico the best bank in the “best trade bank in Mexico” category.

Credit Markets

The credit markets operations of Global Wholesale Banking include project finance, debt capital markets, syndicated loans and acquisition finance, and asset and capital structuring areas:

•
Project Finance. Banco Santander Mexico originates, structures and finances unique projects which usually have the sponsorship of a public institution. Banco Santander Mexico was very active during 2012, participating in transactions in diverse sectors, such as renewable energy, petrochemicals, oil infrastructure and transportation. Over the last years Banco Santander Mexico has diversified its portfolio and currently is positioned as a reference bank for advisory, structuring and financing of infrastructure projects. We have led the funding of a wind farm called Eoliatec del Istmo, where we support Electricite de France as documentation agent. The Project Finance team also took part in the issuance of the Project Bonds of Oaxaca II and IVs, which are two wind farms of the Spanish firm Acciona; this issuance was the first of its kind in Latin America. Banco Santander Mexico also participated in the funding of the petrochemical project Etileno XXI, which was the largest dollar-denominated funding in the Mexican market. In the infrastructure sector, Banco Santander Mexico also participated in financing the production of the cars to be used in the new subway route in Mexico City, a project conducted by CAF. In 2012 Banco Santander Mexico ventured in structuring funding for oil platforms and drilling rigs, acting as Mandated Lead Arranger for Grupo R in the funding of an oil platform called La Muralla IV.

•
Debt Capital Markets. Our Debt Capital Markets team originates, structures and distributes corporate and institutional debt in both the local Mexican and international debt markets for Mexican issuers.  We acted as lead manager in the offerings by PEMEX, CFE, Holcim and Liverpool, among others.  In 2012, we were ranked fourth in terms of volume in the local market according to Bloomberg, and we were involved in some of the largest debt offerings of Mexican issuers, such as Petróleos Mexicanos (Ps.11,500 million) and Comisión Federal de Electricidad (Ps.13,500 million). In the international Debt Capital Markets, we were involved in some of the largest offerings of Mexican issuers, such as Petróleos Mexicanos (U.S.$1,750 million) and Banco Santander Mexico (U.S.$1,000 million).

•
Syndicated Loans and Acquisition Finance. In 2012, we ranked sixth in syndicated lending in Mexico among global banks (according to LoanConnector) and third among Mexican banks (own calculations), and tied for third in deal count according to LoanConnector.  We acted as a joint bookrunner in transactions for Cemex, Gruma, Atento, Gas Natural, among others.

•
Asset and Capital Structuring. This area is responsible for the development of financing products that optimize capital investments.  Our principal asset and capital structuring activities involve seed funding and carbon finance. In 2012 we continued our strategy of investing in renewable energy seed capital projects, buying the 200 MWatt wind farm “El Sauzal”, located in Oaxaca.

Corporate Finance

Our Corporate Finance sub-division of our Global Wholesale Banking segment participates in the following activities.

Mergers and Acquisitions

This area provides investment banking services to public and privately held businesses, mainly to our existing clients, as well as in cross-border transactions in which a Mexican party participates.  We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, management buyouts, restructurings and capital raising services.  As part of our universal banking model, we are able to offer financing to the parties we advise.

In 2012, we acted as exclusive financial advisor in several transactions with our clients, including the sale and leasing of branches of Banco Santander Mexico and other private transaction in the commercial sector. In 2011, we closed two mergers and acquisitions reported (public) and five operations in total (private and public).

Equity Capital Markets

In 2012 we acted as global coordinator in the international follow-on offering of FIBRA UNO (Fideicomiso de Infraestructura de Bienes Raíces) in Mexico and in the international markets for an aggregate amount of more than Ps.8,800 million (U.S.$679 million). We also acted as a Joint Global Coordinator in the public offering in Mexico and in the initial public offering in the international markets of Grupo Financiero Santander Mexico for an amount of more than Ps.42,800 million (U.S. $3,301 million), the largest offering of an institution in the Mexican market. We also acted as a local and international bookrunner in the initial public offering and follow-on offerings of Vesta and Alsea, for an aggregate amount for more than U.S.$383 million. In December 2012, we ranked second among our competitors in the Mexican equity issuers market, according to Bloomberg data.

Equity Custodial and Related Services

Our Global Wholesale Banking segment includes our equities business, which offers institutional and corporate clients equity services ranging from global custody and brokerage on domestic and international exchanges to the tailoring of sophisticated equity derivative products, including market research services.  The execution of brokerage services is carried out by our affiliate Casa de Bolsa Santander, Grupo Financiero Santander Mexico’s brokerage subsidiary.

We offer brokerage services in equity exchanges, either through our direct participation in domestic markets or through another broker in the international markets.  We offer primary market services in collaboration with the corporate finance area, such as securities distribution in initial public offerings.

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products.  We are a top player in the local derivatives exchange Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer); in December 2012 we were in the top five most active brokers in terms of volume in futures (USD futures and M10, M20 and M30 bond futures) and options (Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) options and equity options).

We also include the management, settlement and custody of equity and fixed income portfolios of our corporate and institutional clients. In 2012 Banco Santander Mexico received the “Domestic Commended” award, “Cross Border Commended” award and “Leading Clients Commended” award in the “Emerging Markets Survey” conducted by Global Custodian magazine.

We also offer our institutional and corporate clients tailored derivative products, known as equity derivatives, in order to manage and hedge their financial risks and optimize the performance of their portfolios.  These equity derivatives are traded in the over-the-counter market.

Treasury Trading Activities

Our Global Wholesale Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of Grupo Santander, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies.  We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

Global Wholesale Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment clients tailor-made wholesale banking products and solutions in order to cover specific needs.

Our retail markets team designs and provides adapted derivative products for retail clients, distributing them through our branch network.  They also provide tailor-made derivative products for those retail clients with specific complex requirements.

Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, debt and equity issuances, mergers and acquisitions, and asset and capital structuring, bringing our retail clients tailor-made solutions that address their specific one-time needs.

Proprietary Trading

The proprietary trading area of our Global Wholesale Banking segment is responsible for the management of the Bank’s proprietary portfolio of investment.  In the management of the Bank’s books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital.  The decision-making process is based on fundamental aspects of each market, supported by technical views.  The strict observance of these principles has allowed this activity to present sustainable results for the organization.

The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by Banco Santander Spain.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.  Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

Our Core Products

Deposit-Taking and Repurchase Transactions

We offer our Retail Banking customers a variety of deposit products, such as:

•	current accounts (also referred to as demand deposits), which do not bear interest;

•	traditional savings accounts, which bear interest; and

•	time deposits, which are represented by certificates of deposits, which normally have a maturity of less than 36 months and bear interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate.  Besides representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

We also enter into repurchase transactions.  Repurchase agreements are Mexican-law governed repurchase and resale agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security.  Under a circular issued by the Mexican Central Bank, Mexican banks may enter into repurchase operations with Mexican and foreign counterparties.  Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities.  Repurchase operations must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association.  Collateral may be provided in connection with repurchase operations.

Reverse repurchase agreements totaled Ps.71,192 million at December 31, 2012, a 39.8% decrease compared to the amount at December 31, 2011.  We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including our reverse repurchase agreements at the dates indicated.

	At December 31,
	2010		2011		2012
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	115,619
Non-interest-bearing deposits		55,669		68,055		95,242
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	210,861
Time deposits:
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	119,875
Fixed-term deposits		6,691		17,730		6,261
Foreign currency time deposits		5,807		4,417		5,340
Subtotal	Ps.	114,007	Ps.	128,695	Ps.	131,476

	At December 31,
	2010		2011		2012
	(Millions of pesos)
Reverse repurchase agreements	Ps.	65,021	Ps.	72,562	Ps.	51,589
Accrued interest(1)		187		259		213
Other deposits		9,984		9,122		11,958
Total customer deposits	Ps.	346,064	Ps.	388,648	Ps.	406,097
Deposits from the Mexican Central Bank and credit institutions(2)		66,892		75,193		42,937
Total deposits	Ps.	412,956	Ps.	463,841	Ps.	449,034

(1)	Mainly from time deposits.

(2)	Includes Ps.47,218 million, Ps.45,707 million and Ps.19,603 million of reverse repurchase agreements with credit institutions as of December 31, 2010, 2011 and 2012, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				Change, December 31, 2012 vs. December 31, 2011
	2011		2012		(Millions of pesos)		(%)
	(Millions of pesos)
Retail:
Individuals	Ps.	115,140	Ps.	136,556	Ps.	21,416	18.6%
SMEs(1)		19,382		33,175		13,793	71.2
Middle-market corporations		73,321		79,314		5,993	8.2
Government Institutions		15,654		14,952		(702)	(4.5)
Subtotal		223,497		263,997		40,500	18.1
Global corporate clients		98,378		91,092		(7,286)	(7.4)
Total(2)	Ps.	321,875	Ps.	355,089	Ps.	33,214	10.3%

(1)	Included private banking.

(2)	These amounts do not include repurchase agreements.

Retail Lending

General

We offer retail lending products to customers through our extensive branch network and on-site service units.  See “—Distribution Network.” We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses).  We tailor our products and services to the needs of each customer classification.  Our loans and mortgages are generally originated and serviced internally.  We believe our underwriting system has the capability to process large application volumes (greater than the expected volume for the upcoming years), maintaining the tight controls and information requirements to improve the decision models.

We make credit available to our customers through the various loan products listed in the table below.  The table sets forth the composition of our individual and SME customer total loan portfolio at the dates indicated.

	As of December 31,				Change, December 31, 2012 vs. December 31, 2011
	2011		2012		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	64,043	Ps.	72,290	Ps.	8,247	12.9%
Credit cards		28,637		36,973		8,336	29.1
SMEs(1)		19,382		33,175		13,793	71.2
Payroll loans		13,233		14,504		1,271	9.6
Personal loans		8,961		12,584		3,623	40.4
Other		266		205		(62)	(23.3)
Total	Ps.	134,522	Ps.	169,731	Ps.	35,208	26.2%

(1)	Includes private banking.

The Santander Hipotecario residential mortgage portfolio amounted to Ps.19,025 million and Ps.19,423 million as of December 31, 2011 and December 31, 2012, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2012.

Annual interest rate
(%)
Credit cards	26.5%
Personal loans (includes payroll loans, personal loans and others)	27.1%
Mortgages	10.8%

Payroll Loans

Payroll loans are a typical consumer lending product with a differentiated method of payment.  We grant loans (after conducting a risk assessment) to clients that receive their salaries through a current account at the Bank.  The loan payments are made through automatic charges to the current account and are scheduled according to the payroll frequency of each employee (weekly, biweekly, monthly).

Our clients include employees from the public and private sectors.  At December 31, 2012, payroll loans amounted to Ps.14,504 million (U.S.$1,119 million), representing approximately 4% of our total lending portfolio.  We held approximately 12.3% of the market share in Mexico in payroll loans at December 31, 2012, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months, and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary.  Personal loans are not secured by collateral.  At December 31, 2012, personal loans amounted to Ps.12,584 million (U.S.$971 million), representing approximately 4% of our total lending portfolio.

Our personal loans portfolio included 1,046,050 customers as of December 31, 2012, a 16% increase since December 31, 2011

Credit Cards

We are the third-largest issuer of credit card loans in the Mexican market according to information published by the CNBV, and we had issued 3.2 million credit cards across 2.7 million accounts as of December 31, 2012.  At this date, we held a 13.4% market share, with a Ps.36,973 million (U.S.$2,852 million) loan portfolio and a delinquency rate of 2.87%, the  lowest in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2012, our total credit card loans outstanding represents approximately 10% of our total lending portfolio.

We issue 24 different MasterCard and Visa credit cards designed for our different business segments.  We mainly issue to our existing customers, such as deposit account holders and non-deposit account holders.  Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances.  We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments.  Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels.  Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products.  The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.  This strategy has allowed us to increase our billing per active account by approximately 10% from 2011 to 2012.

During 2007 and 2008, excessive over-leverage in the consumer credit market in Mexico resulted in poor portfolio performance.  This also affected our credit card portfolio.  As a result, we implemented contingency measures, such as tightening of credit policies, reinforcement of collections and reduction or cancellation of credit lines.  These factors helped to put delinquency rates and credit losses back within acceptable risk levels by the middle of 2010.  As of December 31, 2012, our credit card portfolio has the best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,
	2010	2011	2012
Total credit card non-performing loans as a percentage of total credit card loans	5.08%	3.11%	4.00%

	Mexican Banking GAAP
	For the years ended December 31,
	2007	2008	2009
Total credit card non-performing loans as a percentage of total credit card loans	5.77%	10.74%	4.64%

A special risk management unit for the credit card business continuously monitors portfolio performance.  New application scores, behavior scores and capacity score models were implemented to manage new growth strategies.  In addition, the credit card portfolio is segmented for risk according to behavior models.  Depending on risk stratification, different offers are designed in order to increase, maintain or reduce exposure and profitability.

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

•	Standardization throughout the Santander Group’s markets through standardized management of certain “business levers”: acquisition, activation, billing, receivables, retention, loyalty and products.

•	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally by means of an electronic campaign library.

•
State-of-the-art decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.

•	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.

•	New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

The Santander Group has invested in creating robust business support and commercial processes.  A fully integrated branch network manages customer product offerings through CRM tools, which enables branch executives to proactively approach the customer base with tailored product offerings.  Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes.  Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals.  The point-of-sale terminals business is a joint venture with Elavon Merchant Services México, or Elavon, which is a subsidiary of U.S. Bancorp, a company that provides end-to-end payment processing services to more than one million merchants in the United States, Europe, Canada and Puerto Rico.  The main contributions of Elavon are its know-how, its portfolio of products and services, its multinational customers with operations in Mexico and its access to the investments that this business requires.  Our alliance with Elavon has resulted in what we believe is a more diligent management of our credit card business, focusing on providing new payment solutions and innovative business services for merchants.

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years.  We have a leading position in this business among non-government-owned banks and, at December 31, 2012, held a 15.7% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2012, we had a total mortgage portfolio of Ps.72,290 million (U.S.$5,575 million), representing approximately 20% of our total lending portfolio.

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The purchase price was Ps.2,042 million (U.S.$157 million), which was determined at closing based on the aggregate total equity of the entities that we acquired, plus the net value of the assets that we purchased directly, minus a negotiated discount.  In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,620 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,844 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,691 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,658 million).

As a result of our acquisition of the GE Capital residential mortgage business, we had the third-largest mortgage portfolio in the private banking sector in Mexico in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  The mortgage portfolio of the GE Capital mortgage business represented approximately 31% and 28% of the portfolio of Santander Hipotecario as of December 31, 2011 and 2012, respectively, as determined in accordance with Mexican Banking GAAP.  We did not purchase any loans to developers as part of the acquisition or otherwise.

The business we acquired primarily consists of offering mortgage, liquidity and home improvement loans to individuals for personal use secured by first priority mortgages on, security trusts holding, or other similar arrangements covering, residential real property located in Mexico.  The former business model of the GE Capital mortgage business was to originate and underwrite mortgages entirely through third-party brokers and to manage the business through this distribution channel.  Now that the GE Capital mortgage business has been integrated with our existing mortgage business, we have established two different sales channels: brokers and our branch network.  Both are operated and managed by our mortgage business unit.  We do not have exclusivity arrangements with these brokers.  We have taken measures to increase the level at which the business originates mortgages, primarily by leveraging the Banco Santander Mexico relationship with these brokers and adding Banco Santander Mexico mortgage products to the offerings of the business acquired.  Currently, the business is operated using Banco Santander Mexico’s software.

On average, the loan-to-value ratio of our mortgage loans is 55% as of December 31, 2012.  We do not make any loans for more than 85% (or up to 90%, in the case of loans with support from the Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores, or Infonavit) of the value of the property to be purchased.  Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

According to the Federal Mortgage Agency (Sociedad Hipotecaria Federal, or SHF), there was a deficit of approximately 9.0 million homes in Mexico in 2012.  This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF.  We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  On July 15, 2011, we announced that we had signed the definitive agreements with Zurich Financial Services Group regarding this long-term alliance.  On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million. The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

Prior to its sale to ZS Insurance America, S.L., Seguros Santander offered life, automobile, fraud and home insurance.  Its products were offered through our branch network.  We did not distribute third-party providers’ insurance products prior to the sale of Seguros Santander to ZS Insurance America, S.L.

We distribute insurance products from ZS Insurance America, S.L. as well as third-party providers.  We sell products issued by the Zurich joint venture, which, together with sales of products of its predecessor, Seguros Santander, represented almost 21% of the commissions we earned in 2011.   Sales of products issued by the Zurich joint venture represented 23% of the commissions we earned in 2012.

Total outstanding insurance premiums distributed by us increased 23%, to Ps.9,780 million, in 2012 as compared to 2011, and total insurance commissions collected by us increased 32% in 2012 as compared to 2011.  In 2012, commissions related to lending activities increased 26%, and commissions related to open-market policies, such as life insurance policies, increased 40%, in each case as compared to 2011.

The products we distribute as part of our insurance brokerage services include life, automobile, home, health, accident, fraud, unemployment and life-savings insurance.  We focus on simple standardized banking product-related insurance mainly intended for the retail business.  We cross-sell these insurance products, for example credit life insurance, with our banking products.  The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales.

All risks are assumed by, and all premiums are payable to, the relevant third-party insurance providers.

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico.  Clients may access this program at our branches, on the Internet or by telephone.  This new program has been accompanied by a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector.  As of December 31, 2012, automobile insurance products generated commissions of Ps.550 million (U.S.$42 million) based on a portfolio of approximately 487,730 outstanding automobile insurance policies.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services.  As of December 31, 2012, we had approximately 250,000 SME customers, 35,635 middle-market corporation customers and 6,493 government institutional customers.  Our middle-market corporation customers include companies across all industry sectors.  Our SME and middle-market corporation clients coverage is through our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

Securities Brokerage Services

Through Casa de Bolsa Santander, our broker-dealer subsidiary, we provide comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds and debt securities.  Our premier clients have access to Casa de Bolsa’s financial services through specialized bank executives at our Santander Select offices.

Casa de Bolsa Santander is an authorized broker-dealer for the Mexican Stock Exchange, where it conducts transactions for the purchase and sale of securities.  It provides distribution and advisory services for companies seeking the placement of their securities, supported by a local and international equity research team of analysts, an institutional sales force and a national distribution network focused on individual investors.  Our equity research team is part of the Santander Group’s Latin American equity research group.

In brokerage services, our strategy is to provide our customers excellence in execution services supported by a first-class technological execution platform and specialized advisory services supported by a high-quality research team.

As of December 31, 2012, Casa de Bolsa Santander had 5,273 customer contracts and Ps.390.8 billion in assets under management, and accounted for 0.1% of our total assets and 1.5% of our total equity.  In 2012, Casa de Bolsa Santander had net income of Ps.301 million (U.S.$23 million), which represented 1.8% of our net income.

Asset Management

Gestión Santander carries out our asset management services through fully integrated investment, operational and commercial structures.  Gestión Santander provides expertise in a diverse range of equity, fixed income and balanced strategies to institutional investors, financial intermediaries and private clients.  These solutions are offered as mutual funds and managed accounts through our branch network, independent brokers and Gestión Santander’s own sales force.

Gestión Santander is the third largest asset management firm in Mexico, according to the Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles, or AMIB), with net assets under management (other than funds of funds) of approximately Ps.178,147 million (U.S.$13,740 million) as of December 31, 2012, as determined in accordance with Mexican Banking GAAP, and a market share of 12.8%.  As of December 31, 2012, Gestión Santander’s net income was Ps.132 million (U.S.$10 million), which represented 0.8% of our net income, and generated net fees of Ps.360 million (U.S.$28 million), representing 3.0% of our total net fees.  As of December 31, 2012, net commissions for fund management for Grupo Financiero Santander Mexico were Ps.1,731 million (U.S.$133.5 million), which represents 14.4% of net commissions and fees.

In our asset management business, our strategy is to provide our clients excellence in performance, supported by innovative products and a high-quality global team that works closely with our distribution network to provide specialized investment services.  Our strategy includes the launch of the first open architecture funds in Mexico, which are offered to our premier customers through our branch network.  These funds of funds are the first ones to engage in active investment strategies with third party funds. Gestión Santander recently launched the Fondos ELITE (Elite Funds), which are three funds of funds that invest in mutual funds of third-party asset managers around the world.

Distribution Network

General

We refer to our strategy of using multiple distribution channels, such as branches, internet banking, mobile banking and contact centers, tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner as our multichannel distribution strategy.  Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like internet banking, which we refer to as alternative distribution channels.  The principal aims of the complete multichannel distribution strategy are to benefit from the synergy of the various channels and to direct customers to the most effective channel for the purposes of their transactions.

As of December 31, 2012, our distribution channels included:

•	Office network: We have 1,142 offices throughout Mexico.

•	ATMs: We have 4,946 ATMs with coverage throughout Mexico.

•	Contact centers: We have 2,160 contact center positions with approximately 4,183 employees. We receive more than 3.4 million in-bound calls per month and generate 4.8 million transactions.

•	Internet banking: We had, on average, more than 34.7 million banking transactions per month in 2012, with more than 485,283 active customers.

•	Mobile banking: Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets.

•	Specialized sales force: We have 211 agents in our Asesores Super Nomina network. See “—Other Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía): We have 1,582 complementary branches provided by our agent, Telecomm. See “—Alternative Distribution Channels—Third-Party Branches.”

•	Third-party mortgage brokers: In the year ended December 31, 2012, approximately 35% of our mortgages were originated through third-party mortgage brokers.

Office Network

Our office network offers our products and services to our customers.  The table below shows the number of our branches in our branch network, as well as our cash desks (ventanillas), Santander Select offices and Santander Select units (módulos) across Mexico’s regions at the dates indicated.  Information is provided with respect to the offices of Banco Santander Mexico only.  Cash desks are service areas that do not have a branch director and which are located in enclosed areas.  For example, a cash desk may be located inside of a courthouse. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cashiers.  We did not have any box offices in 2010 and 2011.  Santander Select units are services areas that do not have a branch director and that are in enclosed areas, but they are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2010	2011	2012	#	%
Central	122	122	131	9	7.4%
Metro North	143	148	155	7	4.7
Metro South	133	139	143	4	2.9
Northeast	132	137	144	7	5.1
Northwest	106	108	108	0	0.0
North	95	96	96	0	0.0
West	109	110	117	7	6.4
South	98	99	105	6	6.1
Southeast	135	138	143	5	3.6
Total	1,073	1,097	1,142	45	4.1%

Alternative Distribution Channels

General

We also distribute our products and services through alternative distribution channels, which have experienced consistent growth in terms of sales, services, provision of product information and customer preference. These alternative distribution channels consist of ATMs, our contact centers, internet banking, mobile banking, Asesores Super Nomina and third-party branches.

Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low income segment where we are able to have a more effective relationship with a broader customer base.

ATMs

We operate an extensive network of 4,946 ATMs throughout Mexico, including those located in our branches and on-site service units.  Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2010	2011	2012	#	%
Central	449	477	500	23	4.8%
Metro North	585	596	623	27	4.5
Metro South	484	489	501	12	2.5
Northeast	558	590	645	55	9.3
Northwest	451	467	465	(2)	(0.4)
North	359	373	408	35	9.4
West	382	417	435	18	4.3
South	482	528	574	46	8.7
Southeast	690	752	795	43	5.7
Total	4,440	4,689	4,946	257	5.5%

Contact Centers

Our contact centers in Queretaro and Crisol, Mexico can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans.  A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans.  Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices.  Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

•	Customer service: we receive more than 2.8 million service calls per month from our customers.

•	Sales: through our contact centers, we grant approximately 35% of the consumer loans and around 32% of the credit cards that we issue.

•	Collecting receivables: with more than 1.5 million outbound and inbound calls, we collect more than Ps.152.2 million (U.S.$11.7 million) of receivables per month.

Internet Banking

We view the internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our internet banking channel:

•
Customer acquisition: this includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote internet banking as “easy, fast and secure.”  We seek to provide great service to our internet banking customers through an intuitive operating platform that we are developing throughout the site.

•
Customer transactions: we are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of internet banking and optimize transaction costs.

•	Selling products and services: we offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of December 31, 2012, we had approximately 485,283 active internet banking clients.  We had, on average, more than 34.7 million internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2012.  The following table presents summarized operating statistics for our internet banking channel.

	Monthly Average		Change, year ended December 31, 2012 vs. year ended December 31, 2011
	Year ended December 31,		#	%
	2011	2012
Monetary transactions	9,452,077	10,129,445	677,369	7%
Non-monetary transactions	21,194,200	24,639,918	3,445,718	16%
Total transactions	30,646,276	34,769,363	4,123,087	13%

Mobile Banking

In March 2012, we launched our new mobile banking (Banca Móvil) channel, which enables customers to effect transactions on mobile phones.  The application comes with a “geo-reference” function, which allows our customers to locate the nearest Santander branch or ATM.  The application is compatible with most of the cell phones available in the Mexican market, including smart phones.  There is also a customized version for tablets.

Mobile banking lowers the cost of bringing services to our customers and makes our services more convenient in order to increase customers’ transactions.

Specialized Sales Force

Our Asesores Super Nomina network is a specialized sales force responsible for selling products and services, mainly consumer loans, credit card loans, insurance and planned saving products upon the delivery of the payroll kits to the employees of the companies that have payroll services with the Bank.  Payroll kits are welcome kits that describe all of the benefits of the payroll deposit service to the client.  These kits also contain a debit card along with applications for certain products, such as consumer loans, credit card loans and insurance.

The main goals of the Asesores Super Nomina program are to identify opportunities for cross-selling different products and to gain the customer’s loyalty at the outset.  When the payroll kits are delivered, the Asesores Super Nomina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards and other products. Since 2012, every active payroll client is also evaluated for a consumer loan.

As of December 31, 2012, 211 agents belonged to our Asesores Super Nomina network.  These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

The following table presents the volume of transactions offered through this distribution channel:

	Year ended December 31,		Year ended December 31, 2012 vs. Year ended December 31, 2011
	2011	2012
	(monthly average)	(monthly average)	(percentage change)
Total payroll kit deliveries	68,193	73,159	7%
Consumer loan applications	41,015	48,083	17
Credit card applications	33,311	46,031	38
Insurance applications	28,266	29,383	4
Planned savings applications	23,060	32,698	36%

Third-Party Branches

We provide banking services to our customers through 1,582 complementary branches provided by our agent, Telecomm as of December 31, 2012.  At these third-party branches, we process more than 115,500 transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries.  These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction.

In the first quarter of 2013, we entered into an agreement with Oxxo, which operates convenience stores throughout Mexico, pursuant to which we obtained more than 10,800 new third-party branches. Through this agreement, our clients can effect two types of transactions: deposits to a debit card and payments to credit cards any day of the week. Amounts are limited to Ps.5,000 per account per day. Under this agreement, which is renewable on an annual basis, we pay Oxxo a fixed amount per transaction.

Third-Party Mortgage Brokers

The acquisition of the GE Capital residential mortgage business in April 2011 reinforced our strategy of originating mortgages through third-party mortgage brokers, and approximately 30% of our mortgages were originated through this channel in 2011.  Since substantially all of the mortgages originated by the GE Capital mortgage business are originated by third-party mortgage brokers, the percentage of mortgages originated through third-party mortgage brokers was significantly greater in 2012 as compared to 2011.  Approximately 35% of our mortgages were originated through third-party mortgage brokers in 2012.  We have a direct relationship with the  largest mortgage brokers in Mexico and an indirect relationship with approximately 50 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.  Although we do not have exclusivity arrangements with these third-party mortgage brokers, we estimate that 30% of their operations are for our benefit.

Funding

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.406.1 billion (U.S.$31.3 billion), or 58.6%, of our total liabilities as of December 31, 2012.  Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	325,689	13.5%	Ps.	254,859	10.3%	Ps.	301,954	11.0%	Ps.	357,430	12.1%	Ps.	425,151	13.2%
BBVA Bancomer		594,967	24.7		602,841	24.4		678,856	24.7		666,673	22.5		697,077	21.7
Banamex		387,127	16.1		506,370	20.5		550,552	20.0		574,710	19.4		575,574	17.9
Banorte(1)		265,566	11.0		263,529	10.7		283,679	10.3		371,393	12.5		425,524	13.2
HSBC		276,905	11.5		263,593	10.7		275,547	10.0		330,668	11.2		318,601	9.9
Inbursa		149,236	6.2		132,135	5.4		149,221	5.4		147,878	5.0		156,067	4.8
Scotiabank		121,678	5.1		119,118	4.8		131,183	4.8		129,444	4.4		150,127	4.7
Santander + Top 6	Ps.	2,121,169	88.2%	Ps.	2,142,445	86.9%	Ps.	2,370,993	86.3%	Ps.	2,578,195	87.0%	Ps.	2,748,123	85.4%
Total System	Ps.	2,404,798	100.0%	Ps.	2,465,788	100.0%	Ps.	2,746,820	100.0%	Ps.	2,964,687	100.0%	Ps.	3,219,261	100.0%

Source:   Funding and market share data are calculated by us, using information published by the CNBV.  In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	130,313	11.3%	Ps.	130,874	10.4%	Ps.	156,912	10.8%	Ps.	178,490	10.8%	Ps.	210,950	11.8%
BBVA Bancomer		324,668	28.0		355,940	28.4		403,441	27.7		438,267	26.5		472,832	26.5
Banamex		242,978	21.0		280,706	22.4		352,223	24.2		411,261	24.9		400,428	22.5
Banorte(2)		119,915	10.4		128,710	10.3		140,713	9.7		180,303	10.9		199,770	11.2
HSBC		140,725	12.2		127,972	10.2		150,358	10.3		172,808	10.5		187,271	10.5
Scotiabank		57,857	5.0		61,472	4.9		62,537	4.3		70,268	4.3		75,059	4.2
Inbursa		43,501	3.8		48,273	3.9		51,738	3.6		53,052	3.2		59,981	3.4
Santander + Top 6(3)	Ps.	1,059,958	91.5%	Ps.	1,133,947	90.5%	Ps.	1,317,923	90.6%	Ps.	1,504,449	91.0%	Ps.	1,606,291	90.2%
Total System	Ps.	1,157,917	100.0%	Ps.	1,252,614	100.0%	Ps.	1,454,463	100.0%	Ps.	1,652,742	100.0%	Ps.	1,781,714	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	173,721	16.2%	Ps.	114,239	10.9%	Ps.	126,179	11.9%	Ps.	159,387	14.6%	Ps.	186,739	15.5%
Banorte(1)		122,174	11.4		124,288	11.9		129,503	12.2		166,938	15.3		204,522	17.0
BBVA Bancomer		231,479	21.6		232,891	22.3		214,990	20.2		208,102	19.1		199,437	16.6
Banamex		135,019	12.6		195,490	18.7		171,354	16.1		119,883	11.0		132,013	11.0
HSBC		125,529	11.7		110,765	10.6		103,258	9.7		125,323	11.5		108,603	9.0
Inbursa		103,852	9.7		76,365	7.3		89,872	8.5		89,049	8.2		90,944	7.6
Scotiabank		57,666	5.4		53,643	5.1		64,042	6.0		53,571	4.9		69,480	5.8
Santander + Top 6	Ps.	949,439	88.7%	Ps.	907,682	86.9%	Ps.	899,198	84.7%	Ps.	922,252	84.6%	Ps.	991,738	82.5%
Total System	Ps.	1,070,462	100.0%	Ps.	1,044,335	100.0%	Ps.	1,061,776	100.0%	Ps.	1,089,816	100.0%	Ps.	1,202,330	100.0%

Source:  Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.  In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	21,655	7.8%	Ps.	9,745	5.8%	Ps.	18,863	8.2%	Ps.	19,553	8.8%	Ps.	27,463	11.7%
Banamex		9,130	3.3		30,173	17.8		26,975	11.7		43,566	19.6		43,133	18.3
BBVA Bancomer		38,820	13.9		14,010	8.3		60,425	26.2		20,304	9.1		24,808	10.5
HSBC		10,651	3.8		24,856	14.7		21,931	9.5		32,537	14.6		22,727	9.7
Banorte(2)		23,477	8.4		10,531	6.2		13,463	5.8		24,152	10.9		21,232	9.0
Scotiabank		6,155	2.2		4,002	2.4		4,604	2.0		5,605	2.5		5,588	2.4
Inbursa		1,884	0.7		7,497	4.4		7,610	3.3		5,776	2.6		5,143	2.2
Santander + Top 6(3)	Ps.	111,772	40.0%	Ps.	100,814	59.6%	Ps.	153,872	66.7%	Ps.	151,494	68.2%	Ps.	150,094	63.8%
Total System	Ps.	279,409	100.0%	Ps.	169,126	100.0%	Ps.	230,581	100.0%	Ps.	222,129	100.0%	Ps.	235,216	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

After operating for more than 15 years in Mexico, the “Santander” brand has become a marketing leader in the Mexican financial services market.  We are fifth among other banks in advertising spending, according to November 2012 data from IbopeAGB México, an independent agency that tracks TV advertising and ratings.  We also are third in terms of unaided brand awareness and third in “top-of-mind” rankings according to a report prepared for our parent company, Banco Santander Spain, by Ipsos, a global market research company, in September-October 2012.

Our marketing plan is derived from our overall business plan, which focuses on service to our premier, preferred and SME clients and our university customers, as well as the provision of mortgages.  Of particular note are our university customers, which, in addition to being the backbone of our social responsibility policy, have found in us a bank that understands their needs.  University attending customers are generally classified as classic due to their low income status as students.

We also provide strong support to SMEs, which are the largest generators of employment in Mexico.  Today we are one of the fastest growing banks in the SME market.  Also crucial is the premier segment, as evidenced by the development of the “Santander Select” concept with exclusive branches to attend to these customers. In 2012, we reached a total of 69 Santander Select offices.

Our clear and focused strategy based on quality has earned us the ranking of tied for second-best bank in terms of customer service, according to the Corporate Survey on Customer Satisfaction prepared for our parent company, Banco Santander Spain, by Ipsos dated April-May 2012. We are working hard to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

One of our most widely known attributes is innovation, which is evident in the development of successful products that were well received in the markets when they were introduced.  For example, “Light credit cards” offering a low interest rate, “Black credit cards” offering insurance and fraud protection, funds and mortgages, among others, are innovative products that have added value to our brand.

In Mexico, one part of our marketing efforts is dedicated to social responsibility.  Four times per year, our ATMs are able to receive voluntary donations from customers.  In this way, we have supported the valuable work of UNICEF in Mexico so that all children may attend school and receive a quality education.  This program has raised more than Ps.119 million in the past ten years.  We have also supported works for the benefit of the environment performed by Reforestamos México, as well as the construction of homes through La Fundación Vivienda (Fideicomiso Provivah), with over 2,000 homes built in the past four years.  In addition, the collective unions, together with other organizations, promote the Association of Banks of Mexico’s “Bécalos” program, which has provided scholarships to 135,000 students.  We have been a leader in the Bécalos program for the last two years, providing the largest share of financial resources to students.

In 2012, our mass media campaigns have and will continue to focus on high growth markets and on key products to achieve our Retail Banking segment objectives: auto insurance, credit cards, consumer credit and collections.  Other campaigns that combine advertising and customer events have and will continue to focus on universities, certain customer segments (SME, premier, preferred and select), private banking and mortgages. During the second half of 2012, we launched our “Acciones Santander” advertising campaign with which we consolidated our position as the third most renowned brand in the Mexican banking system, according to a study by IPSOS México, a market research company, in November 2012.

We also intend to take advantage of regional sponsorship opportunities, such as the Libertadores Cup, South American Cup and Gold Cup, and global corporate sponsorship opportunities, such as Ferrari and McLaren team drivers, and we will continue to build on ongoing local sponsorships, such as Cirque du Soleil in Mexico City, and be the official credit card of the Arena Monterrey, one of the venues with the most ticket sales in the world.

Information Technology

Our main data center is located in Mexico and our disaster recovery site is located in Spain. We continuously invest in new technology and the maintenance of our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our efficiency and support business growth.  We believe that proper management of technology is key to the proper management of our business.  Our modern technology platform is interconnected with the platform of the Santander Group, which enables us to provide seamless coverage to our customers.

Through our Information Technology (IT) governance model, we identify those IT investments aligned with our strategy and business plan, and we use Produban and Isban, the Santander Group’s banking technology subsidiaries, to manage the technical infrastructure, execute IT projects and manage suppliers.  This model enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, exchange of best practices and simplified governance, without the risk of losing control of core activities.

Our IT architecture is the central pillar of our banking operations.  Our focus is to serve our customers on a global scale, under an architecture that is uniquely customer-centered, provides business support and increases the efficiency of our processes, all within a framework of security and regulatory compliance.

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  We have well-developed CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

Intellectual Property

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial, or IMPI), the agency responsible for registering trademarks and patents in Mexico.  After registration, the owner has exclusive use of the trademark in Mexico for ten years.  Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

We have several trademarks, most of which are brand names of our products or services.  All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We own the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx, www.valorsantander.com.mx and www.supernetempresas.com.mx.  None of the information contained on our websites is incorporated by reference into, or forms part of, this annual report on Form 20-F.

Competition

General

We face strong domestic competition in all aspects of our business from other Mexican financial groups, commercial banks, insurance companies and securities brokerage houses, as well as from non-Mexican banks and international financial institutions. Banco Santander Mexico competes for both commercial and retail customers with other large Mexican banks, including subsidiaries of foreign banks, which, like Banco Santander Mexico, are a part of financial grouPs.  In some parts of Mexico, Banco Santander Mexico also competes with regional banks. Banco Santander Mexico also competes with certain non-Mexican banks (principally those based in the United States and Spain) for the business of the largest Mexican industrial groups and government entities, as well as high net worth individuals.

Banco Santander Mexico’s principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, which is part of Citigroup; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat. Some of the banks with which Banco Santander Mexico competes are significantly larger and have more financial resources than Santander Mexico, including a larger asset size and capital base.

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2012, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2012
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	4	4	12.7%	13.7%
Deposits	4	4	13.0%	14.0%
Total assets	3	4	12.5%	12.5%
Asset quality(4)	1	1	—	—
Total equity	3	3	15.1%	15.0%
Net income	2	3	20.0%	17.6%
Efficiency(5)	2	2	—	—
ROAE(6)	2	2	—	—

Source: CNBV.

(1)
Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average daily balance of equity.

Our prestige and leadership has been recognized in the Mexican financial system, as well as in the broader Mexican business community. In 2012, América Economía ranked Banco Santander Mexico as the second overall best bank in Latin America and the first in Mexico, as well as The Banker and Euromoney, who also recognized Banco Santander México as the best bank in the country. In 2012, Euromoney also recognized our private banking unit as the best in the “super affluent” category, defined as clients worth between U.S.$500,000 and U.S.$1.0 million.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.”  As of December 31, 2012, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 67.8% of the total deposits in Mexico, followed by a total of 13.5% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks.  The remaining 18.7% was distributed among 36 other banks.

We also compete with credit unions in Mexico.  Credit unions are financial institutions that are formed for the purpose of providing access to funding and favorable conditions for savings and receipt of loans and financial services.  Credit unions do not provide services to the public in general, since they are only authorized to carry out transactions with their members.  The operation of a credit union is carried out by its own members.  In order to be a member of a credit union, one must comply with the eligibility requirements established for that organization and acquire a certain number of shares of the credit union.

The deposits of members with a credit union are not subject to any form of deposit insurance.  There are credit unions for many different economic groups, ranging from fishermen to industrialists, but there are also “mixed” credit unions that accept members who perform different economic activities and “social sector” credit unions that serve economic sectors that are unable to access traditional financial institutions due to social, economic and geographic conditions.

Commercial banks in Mexico also compete in the retail market with non-banking institutions known as Sofoles and Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals.  Until recently, the commercial credit market for middle- and low- income individual customers has been serviced almost exclusively by non-banking institutions.  Currently, more than 50 non-banking institutions are licensed to operate in Mexico. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations.  Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles and Sofomes.

At the beginning of 2008, the Mexican Banking Law was modified to, among other things, grant authority to the CNBV (with the assistance of other regulators, but having primary responsibility) to authorize the creation of banks solely to engage in certain activities (which is intended to incentivize competition, reduce required capital considering their risk exposure and improve the attention to certain industries and regions) as compared to so-called “universal” banks, such as Banco Santander Mexico.  As a result of the reduced capital requirements and potential reduced operational costs that are likely to apply to this type of bank, competition has increased as a result of the creation of more banks to target specific market niches.  To our knowledge, as of December 31, 2012, the CNBV has granted several authorizations for the creation of this kind of limited operation bank.

In addition, commercial banks will probably face increasing competition from Sofoles and Sofomes as a result of reforms to several financial laws, which have been enacted with the main purpose of deregulating lending activities in Mexico, including financial leasing and factoring activities.  See “—The Mexican Financial System—Deregulation of Lending Entities and Activities.”

Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 29 other brokerage houses, 18 of which are part of a financial group and the rest of which are independent. As of December 31, 2012, Casa de Bolsa Santander ranked in fifth place in terms of amount traded on the Mexican Stock Exchange with a market share of 5.8%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	8,527	12.1%	Ps.	11,827	15.6%	Ps.	13,851	15.7%	Ps.	18,683	20.9%	Ps.	17,822	17.6%
BBVA Bancomer		26,070	37.0		21,845	28.8		27,011	30.5		28,834	32.3		28,123	27.8
Banamex		12,808	18.2		18,757	24.8		22,091	25.0		14,150	15.8		17,965	17.7
Banorte(2)		7,386	10.5		6,190	8.2		7,362	8.3		9,569	10.7		10,888	10.8
Inbursa		3,485	4.9		8,090	10.7		8,216	9.3		6,031	6.7		8,382	8.3
HSBC		4,111	5.8		1,865	2.5		2,130	2.4		2,788	3.1		6,274	6.2
Scotiabank		3,101	4.4		2,147	2.8		2,933	3.3		3,132	3.5		4,399	4.3
Others(3)		4,910	7.0		5,042	6.7		4,833	5.5		6,176	6.9		7,419	7.3
Financial groups	Ps.	70,398	100.0%	Ps.	75,762	100.0%	Ps.	88,427	100.0%	Ps.	89,364	100.0%	Ps.	101,272	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	687,883	15.6%	Ps.	582,034	12.2%	Ps.	676,019	13.2%	Ps.	739,173	12.8%	Ps.	750,337	12.5%
BBVA Bancomer		1,180,992	26.9		1,107,780	23.2		1,114,171	21.8		1,324,736	22.9		1,383,800	23.1
Banamex		659,298	15.0		1,125,478	23.6		1,149,480	22.5		1,199,200	20.7		1,196,579	20.0
Banorte(2)		577,025	13.1		567,138	11.9		590,558	11.6		829,277	14.3		916,567	15.3
HSBC		439,611	10.0		392,614	8.2		435,309	8.5		508,721	8.8		504,526	8.4
Inbursa		223,383	5.1		288,102	6.0		264,823	5.2		340,436	5.9		339,958	5.7
Scotiabank		154,332	3.5		176,879	3.7		194,225	3.8		190,081	3.3		226,979	3.8
Others(3)		475,564	10.8		535,184	11.2		679,905	13.3		653,783	11.3		678,064	11.3
Financial groups	Ps.	4,398,087	100.0%	Ps.	4,775,209	100.0%	Ps.	5,104,490	100.0%	Ps.	5,785,407	100.0%	Ps.	5,996,810	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total assets and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth total equity and market share in terms of total equity for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	71,134	13.6%	Ps.	73,973	12.9%	Ps.	82,424	13.2%	Ps.	88,479	13.3%	Ps.	97,826	15.0%
Banamex		139,862	26.8		157,447	27.4		161,678	25.9		155,987	23.5		160,413	24.6
BBVA Bancomer		108,042	20.7		114,714	19.9		126,261	20.2		136,120	20.5		144,084	22.1
Banorte(2)		39,746	7.6		44,974	7.8		50,227	8.1		77,082	11.6		88,509	13.6
Inbursa		54,394	10.4		61,839	10.7		68,497	11.0		73,198	11.0		78,011	12.0
HSBC		36,270	7.0		47,301	8.2		49,522	7.9		46,787	7.1		50,748	7.8
Scotiabank		26,907	5.2		26,822	4.7		29,892	4.8		29,654	4.5		33,005	5.1
Total for seven financial groups(3)	Ps.	476,354	91.3%	Ps.	527,069	91.6%	Ps.	568,501	91.1%	Ps.	607,307	91.6%	Ps.	652,596	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average equity and equity to total assets ratio at the latest available date for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008		2009		2010		2011		2012
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	12.6%	10.3%	16.3%	12.7%	17.7%	12.2%	21.9%	12.0%	19.1%	13.0%
BBVA Bancomer	24.9	9.1	19.6	10.4	22.4	11.3	22.0	10.3	20.1	10.4
Scotiabank	12.3	17.4	8.0	15.2	10.3	15.4	10.5	15.6	14.0	14.5
Banorte(2)	19.8	6.9	14.6	7.9	15.5	8.5	15.0	9.3	13.2	9.7
HSBC	11.0	8.3	4.5	12.0	4.4	11.4	5.8	9.2	12.9	10.1
Banamex	9.6	21.2	12.6	14.0	13.8	14.1	8.9	13.0	11.4	13.4
Inbursa	7.3	24.4	13.9	21.5	12.6	25.9	8.5	21.5	11.1	22.9
Financial groups	14.2%	11.9%	13.8%	12.0%	14.7%	12.2%	13.9%	11.5%	14.9%	11.9%

Source: Return on average equity and the equity to total assets ratio are calculated by us using information published by the CNBV.

(1)	Calculated based upon the average daily balance of shareholders’ equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2012, Grupo Financiero Santander Mexico was the second-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	40.4%	35.8%	38.6%	44.2%	39.5%
Inbursa	47.8	28.8	25.7	37.5	28.8
BBVA Bancomer	38.3	38.0	40.7	41.2	42.1
Banamex	47.4	45.6	48.4	52.3	50.9
Banorte(1)	51.0	52.6	52.3	55.7	54.0
Scotiabank	65.4	70.6	68.4	63.6	63.1
HSBC	55.5	62.5	76.9	70.7	63.9
Financial groups	47.9%	53.4%	49.9%	51.3%	47.7%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	229,673	12.6%	Ps.	207,737	11.0%	Ps.	227,556	11.2%	Ps.	313,672	13.5%	Ps.	350,683	13.7%
BBVA Bancomer		519,725	28.5		524,408	27.8		579,725	28.6		629,897	27.1		663,857	25.9
Banamex		276,355	15.2		350,064	18.5		332,743	16.4		394,840	17.0		444,028	17.3
Banorte(2)		245,246	13.5		245,107	13.0		270,213	13.3		357,506	15.4		409,914	16.0
HSBC		172,938	9.5		159,953	8.5		171,421	8.5		187,639	8.1		198,979	7.8
Inbursa		140,906	7.7		158,644	8.4		176,212	8.7		174,108	7.5		177,043	6.9
Scotiabank		99,239	5.5		100,057	5.3		106,012	5.2		114,519	4.9		127,827	5.0
Total for seven financial groups(3)	Ps.	1,684,081	92.5%	Ps.	1,745,970	92.5%	Ps.	1,863,882	92.0%	Ps.	2,172,181	93.6%	Ps.	2,372,331	92.6%

Source: CNBV.

(1)    Market share data are calculated by us, using information published by the CNBV.

(2)    In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)    Total loans and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	302,971	14.7%	Ps.	244,048	11.6%	Ps.	276,848	12.3%	Ps.	309,193	12.8%	Ps.	362,452	14.0%
BBVA Bancomer		508,495	24.6		543,316	25.9		572,581	25.4		591,574	24.5		614,634	23.8
Banamex		369,504	17.9		453,933	21.7		486,390	21.6		510,969	21.2		503,417	19.5
Banorte(2)		260,769	12.6		274,908	13.1		288,836	12.8		363,337	15.0		419,759	16.2
HSBC		261,218	12.7		234,297	11.2		249,093	11.1		293,185	12.1		291,081	11.2
Scotiabank		107,314	5.2		110,091	5.3		119,605	5.3		116,816	4.8		137,465	5.3
Inbursa		147,244	7.1		124,465	5.9		125,934	5.6		107,240	4.4		97,575	3.8
Total for seven financial groups(3)	Ps.	1,957,515	94.8%	Ps.	1,985,057	94.7%	Ps.	2,119,287	94.1%	Ps.	2,292,314	94.9%	Ps.	2,426,383	93.8%

Source: CNBV.

(1)    Market share data are calculated by us, using information published by the CNBV.

(2)    In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)    Total deposits and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	3.1%	1.7%	1.7%	1.7%	1.7%
Banamex	2.9	2.0	1.4	1.6	1.9
HSBC	5.9	5.0	3.1	2.7	2.0
Banorte(1)	2.0	2.5	2.5	1.9	2.1
Scotiabank	3.6	3.9	3.6	2.7	2.3
BBVA Bancomer	3.2	3.8	2.5	3.1	3.3
Inbursa	2.6	2.8	2.0	3.3	3.7
Financial groups	3.1%	3.0%	2.3%	2.4%	2.4%

Source: Asset quality ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the time periods indicated.  The coverage ratio is defined as allowance for impairment losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	137.7%	318.9%	268.6%	210.5%	190.0%
BBVA Bancomer	155.6	136.0	174.2	126.4	128.8
Scotiabank	108.1	103.6	103.3	115.3	130.5
Banorte(1)	135.2	122.4	123.7	143.1	138.3
Banamex	205.7	243.9	255.0	284.0	230.7
HSBC	125.5	131.6	173.9	214.5	233.8
Inbursa	350.0	357.9	522.7	398.8	389.1
Median of seven financial groups	137.7%	136.0%	174.2%	210.5%	190.0%

Source: Coverage ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the time periods indicated.  The cost of risk is defined as allowance for impairment losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	7.1%	7.0%	3.9%	2.4%	2.8%
Scotiabank	3.2	3.0	2.5	1.9	1.3
Banorte(1)	3.1	3.4	2.7	1.7	1.6
HSBC	8.0	8.7	5.6	3.8	2.4
Inbursa	2.1	3.3	2.8	1.9	3.1
BBVA Bancomer	4.9	5.2	3.6	3.3	3.4
Banamex	9.6	7.2	4.4	4.9	4.5
Median of seven financial groups	4.9%	5.2%	3.6%	2.4%	2.8%

Source: Cost of risk is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012(1)
	(%)
Santander	1.6%	1.9%	2.2%	2.6%	2.4%
Inbursa	2.0	3.2	3.0	2.0	2.5
BBVA Bancomer	2.7	1.9	2.4	2.4	2.1
Scotiabank	2.1	1.3	1.6	1.6	2.1
Banamex	2.0	2.1	1.9	1.2	1.5
Banorte(2)	1.7	1.1	1.3	1.3	1.2
HSBC	1.0	0.4	0.5	0.6	1.2
Median of seven financial groups	2.0%	1.9%	1.9%	1.6%	2.1%

Source: Return on average assets is calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average daily balance of total assets.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans to deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans to deposits ratios for the periods presented.  The loans to deposit ratio is total loans, net of allowance for impairment losses, divided by deposits.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	72.5%	80.5%	78.5%	97.8%	93.6%
HSBC	61.3	63.8	65.1	60.3	65.1
Banamex	70.3	73.4	66.0	73.9	84.4
Scotiabank	88.9	87.2	85.4	95.0	90.2
Banorte(1)	91.5	86.4	90.7	95.7	94.9
BBVA Bancomer	97.2	91.6	96.9	102.3	103.5
Inbursa	87.1	114.7	125.0	141.1	155.0
Median of seven financial groups	87.1%	86.4%	85.4%	95.7%	93.6%

Source: The loans to deposit ratio is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per branch and deposits per branch as of December 31, 2012, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2012
	(Loans per branch in millions of pesos)(1)		(Deposits per branch in millions of pesos)(1)
Santander	Ps.	307	Ps.	317
BBVA Bancomer		369		342
Inbursa		600		331
Banorte(2)		310		318
Banamex		260		295
HSBC		191		280
Scotiabank		200		215

Source: Loans per branch and deposits per branch are calculated by us, using information published by the CNBV.

(1)
The number of branches is based on the latest available information published by the CNBV for the banks corresponding to each financial group.  Loans and deposits information is based on the latest available information published by the CNBV for the financial groups.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per employee and deposits per employee as of December 31, 2012, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2012
	(Loans per employee in millions of pesos)(1)		(Deposits per employee in millions of pesos)(1)
Santander	Ps.	21	Ps.	22
Inbursa		87		48
BBVA Bancomer		23		22
Banorte(2)		22		23
Banamex		14		16
Scotiabank		13		14
HSBC		11		16

Source:  Loans per employee and deposits per employee are calculated by us, using information published by the CNBV.

(1)
The number of employees is based on the latest available information published by the CNBV for the banks corresponding to each financial group.  Loans and deposits information is based on the latest available information published by the CNBV for the financial groups.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of December 31, 2012, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2012
(%)
Santander	3.03%
Inbursa	2.30
Banorte(1)	3.29
BBVA Bancomer	3.43
HSBC	4.53
Scotiabank	4.57
Banamex	4.88

Source:	Operating expenditures as a percentage of the sum of average loans and deposits is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Net fees as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees as a percentage of operating expenditures as of December 31, 2012, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2012
(%)
Santander	60.31%
Banamex	51.72
BBVA Bancomer	42.70
Banorte	31.56
HSBC	28.84
Scotiabank	28.70
Inbursa	15.80

Source: Net fees as a percentage of operating expenditures is calculated by us, using information published by the CNBV.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011				2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)		(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	12,884	17.4%	Ps.	13,700	19.1%		Ps.	17,398	20.0%
BBVA Bancomer		22,541	30.4		23,455	32.6			23,151	26.6
Banamex		17,495	23.6		9,587	13.3			12,356	14.2
Banorte(2)		6,035	8.1		7,135	9.9			10,139	11.6
HSBC		419	0.6		922	1.3			4,370	5.0
Inbursa		4,308	5.8		3,824	5.3			4,079	4.7
Scotiabank		2,619	3.5		2,862	4.0			3,841	4.4
Others(3)		7,953	10.7		10,371	14.4			11,793	13.5
Mexican financial system	Ps.	74,254	100.0%	Ps.	71,855	100.0	%(4)	Ps.	87,126	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

(4)	Figures do not add due to rounding.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	79,268	14.2%	Ps.	91,710	15.3%	Ps.	95,966	15.1%
Banamex		132,686	23.7		126,959	21.2		129,349	20.3
BBVA Bancomer		109,412	19.5		116,377	19.4		117,183	18.4
Banorte(2)		45,188	8.1		55,558	9.3		66,105	10.4
Inbursa		47,832	8.5		51,183	8.5		54,058	8.5
HSBC		38,220	6.8		40,031	6.7		43,187	6.8
Scotiabank		27,563	4.9		27,278	4.5		29,674	4.7
Total for seven banks(3)	Ps.	480,169	85.7%	Ps.	509,096	84.9%	Ps.	535,523	84.1%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth the return on average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010		2011		2012
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	16.3%	11.6%	16.0%	12.0%	18.6%	12.8%
BBVA Bancomer	21.5	9.4	20.9	9.2	19.8	9.3
Banorte(2)	14.5	8.1	14.9	7.6	16.7	10.9
Scotiabank	9.9	13.7	10.3	13.8	13.4	13.2
HSBC	1.0	8.9	2.4	7.6	10.7	8.9
Banamex	12.3	11.9	7.5	11.3	9.5	11.5
Inbursa	10.6	19.2	7.9	19.6	7.9	22.2
Mexican financial system	13.5%	10.4%	12.5%	10.0%	14.0%	10.6%

Source:	Return on average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average daily balance of equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented.   Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2008	2009	2010	2011	2012
	(%)
Santander	11.3%	11.8%	15.3%	14.5%	14.5%
Inbursa	21.9	22.1	22.2	18.9	20.0
Scotiabank	15.3	16.4	17.5	15.5	15.5
Banamex	17.4	18.4	19.4	15.0	14.9
Banorte(1)	9.4	12.0	12.1	10.8	11.8
HSBC	10.2	13.9	11.2	11.9	11.6
BBVA Bancomer	10.6	11.9	12.1	11.3	11.0
Median of seven banks	11.3%	13.9%	15.3%	14.5%	14.5%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2012, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Banco Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012
	(%)
Santander	38.3%	43.4%	38.6%
Inbursa	24.3	32.4	26.8
BBVA Bancomer	42.5	43.6	45.0
Banorte(1)	52.8	58.6	50.5
Banamex	49.9	55.7	54.0
Scotiabank	70.2	63.5	64.8
HSBC	79.0	76.5	69.2
Mexican financial system	53.0%	56.0%	54.4%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	229,675	12.1%	Ps.	205,910	10.5%	Ps.	227,556	10.7%	Ps.	313,672	12.7%	Ps.	350,683	12.7%
BBVA Bancomer		520,339	27.5		520,193	26.4		573,991	27.0		624,742	25.4		659,258	24.0
Banamex		276,272	14.6		350,684	17.8		332,719	15.6		394,523	16.0		444,496	16.2
Banorte(2)		222,849	11.8		222,464	11.3		249,495	11.7		338,528	13.7		392,013	14.3
HSBC		172,938	9.1		160,027	8.1		171,779	8.1		188,046	7.6		198,979	7.2
Inbursa		143,560	7.6		161,552	8.2		178,665	8.4		177,705	7.2		174,569	6.3
Scotiabank		99,239	5.2		99,257	5.1		106,023	5.0		114,525	4.7		127,473	4.6
Total for seven banks(3)	Ps.	1,664,872	88.1%	Ps.	1,720,087	87.4%	Ps.	1,840,228	86.5%	Ps.	2,151,741	87.4%	Ps.	2,347,471	85.3%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on total mortgage loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	27,679	9.0%	Ps.	29,792	8.9%	Ps.	34,743	9.6%	Ps.	63,361	15.4%	Ps.	70,875	15.7%
BBVA Bancomer		131,250	42.8		135,521	40.7		144,998	40.0		146,809	35.6		153,849	34.0
Banorte(2)		44,455	14.5		48,151	14.4		54,694	15.1		62,752	15.2		71,389	15.8
Banamex		32,755	10.7		41,681	12.5		49,906	13.8		58,144	14.1		67,048	14.8
Scotiabank		34,988	11.4		40,568	12.2		43,055	11.9		45,298	11.0		50,029	11.0
HSBC		20,598	6.7		22,029	6.6		19,659	5.4		19,879	4.8		19,924	4.4
Inbursa		1,072	0.3		1,228	0.4		1,299	0.4		1,304	0.3		1,293	0.3
Santander + Top 6(3)	Ps.	292,798	95.5%	Ps.	318,971	95.7%	Ps.	348,354	96.2%	Ps.	397,547	96.4%	Ps.	434,408	95.9%
Total System	Ps.	306,699	100.0%	Ps.	333,257	100.0%	Ps.	362,261	100.0%	Ps.	412,206	100.0%	Ps.	452,866	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on total consumer loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	64,512	13.8%	Ps.	45,269	11.7%	Ps.	41,615	10.4%	Ps.	50,612	10.2%	Ps.	63,840	10.7%
BBVA Bancomer		140,464	30.0		112,420	29.0		123,749	30.9		152,215	30.7		173,404	29.1
Banamex		100,374	21.4		91,559	23.6		95,401	23.8		126,325	25.5		149,649	25.1
Banorte(2)		31,614	6.7		27,467	7.1		28,913	7.2		38,239	7.7		47,348	7.9
HSBC		49,689	10.6		33,874	8.7		28,238	7.1		30,536	6.2		34,887	5.8
Scotiabank		21,009	4.5		18,550	4.8		16,598	4.1		16,679	3.4		20,717	3.5
Inbursa		7,943	1.7		6,529	1.7		10,051	2.5		10,255	2.1		5,387	0.9
Santander + Top 6(3)	Ps.	415,604	88.6%	Ps.	335,668	86.6%	Ps.	344,565	86.0%	Ps.	424,862	85.6%	Ps.	495,231	83.0%
Total System	Ps.	468,846	100.0%	Ps.	387,408	100.0%	Ps.	400,487	100.0%	Ps.	496,144	100.0%	Ps.	596,601	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on total commercial loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	114,594	13.1%	Ps.	109,267	11.7%	Ps.	130,637	13.3%	Ps.	164,345	14.4%	Ps.	176,853	14.5%
BBVA Bancomer		189,910	21.7		211,340	22.6		216,024	22.0		226,348	19.8		235,953	19.4
Banorte(2)		105,472	12.1		99,496	10.6		110,629	11.3		154,351	13.5		170,912	14.1
Banamex		113,019	12.9		144,526	15.5		133,104	13.5		154,966	13.6		169,929	14.0
Inbursa		121,399	13.9		134,705	14.4		131,380	13.4		142,986	12.5		125,129	10.3
HSBC		77,616	8.9		77,836	8.3		83,106	8.5		103,446	9.1		111,236	9.1
Scotiabank		34,452	3.9		31,395	3.4		35,130	3.6		42,187	3.7		42,660	3.5
Santander + Top 6(3)	Ps.	756,461	86.5%	Ps.	808,566	86.5%	Ps.	840,011	85.4%	Ps.	988,629	86.5%	Ps.	1,032,672	84.9%
Total System	Ps.	874,211	100.0%	Ps.	935,146	100.0%	Ps.	983,114	100.0%	Ps.	1,142,790	100.0%	Ps.	1,215,802	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on total government and financial entities loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	22,890	9.5%	Ps.	21,725	6.9%	Ps.	20,560	5.4%	Ps.	35,355	8.6%	Ps.	39,116	8.1%
Banorte(2)		41,307	17.2		47,905	15.3		55,258	14.5		83,186	20.2		102,364	21.1
BBVA Bancomer		58,714	24.4		60,194	19.3		89,221	23.4		99,370	24.2		96,052	19.8
Banamex		30,124	12.5		72,685	23.2		54,309	14.2		55,087	13.4		57,869	11.9
Inbursa		13,147	5.5		19,437	6.2		35,934	9.4		23,159	5.6		42,761	8.8
HSBC		25,035	10.4		26,215	8.4		40,776	10.7		34,184	8.3		32,933	6.8
Scotiabank		8,790	3.7		9,543	3.1		11,240	2.9		10,362	2.5		14,067	2.9
Santander + Top 6(3)	Ps.	200,009	83.1%	Ps.	257,704	82.4%	Ps.	307,297	80.6%	Ps.	340,703	82.8%	Ps.	385,160	79.3%
Total System	Ps.	240,650	100.0%	Ps.	312,649	100.0%	Ps.	381,400	100.0%	Ps.	411,242	100.0%	Ps.	485,586	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	276,854	11.5%	Ps.	315,642	12.1%	Ps.	362,595	13.0%
BBVA Bancomer		572,716	23.7		591,887	22.7		616,099	22.1
Banamex		486,643	20.2		511,927	19.6		512,161	18.3
Banorte(1)		289,000	12.0		365,489	14.0		400,325	14.3
HSBC		249,370	10.3		293,877	11.3		138,317	5.0
Scotiabank		119,633	5.0		116,853	4.5		138,317	5.0
Inbursa		125,940	5.2		107,545	4.1		100,838	3.6
Total for seven banks	Ps.	2,120,156	87.8%	Ps.	2,303,220	88.3%	Ps.	2,268,652	81.3%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	1.7%	1.7%	1.7%
Banorte(1)	2.3	1.8	1.8
Banamex	1.4	1.5	1.9
HSBC	3.1	2.7	2.0
Scotiabank	3.6	2.7	2.3
BBVA Bancomer	2.5	3.1	3.3
Inbursa	2.0	3.2	3.5
Mexican financial system	2.3%	2.5%	2.5%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the time periods indicated.

	As of December 31,
	2008		2009		2010		2011		2012
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,026	9.6%	1,066	9.9%	1,075	9.5%	1,097	9.3%	1,142	9.2%
BBVA Bancomer	1,860	17.3	1,795	16.7	1,796	15.9	1,810	15.4	1,799	14.5
Banamex	1,596	14.9	1,623	15.1	1,696	15.0	1,703	14.4	1,705	13.7
Banorte(2)	1,118	10.4	1,088	10.1	1,134	10.0	1,289	10.9	1,322	10.7
HSBC	1,251	11.7	1,191	11.1	1,144	10.1	1,067	9.1	1,040	8.4
Scotiabank	587	5.5	598	5.6	646	5.7	647	5.5	639	5.1
Inbursa	72	0.7	144	1.3	254	2.2	270	2.3	295	2.4
Santander + Top 6(3)	7,510	70.0%	7,505	69.9%	7,745	68.6%	7,883	66.9%	7,942	64.0%
Total System	10,722	100.0%	10,731	100.0%	11,291	100.0%	11,786	100.0%	12,412	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the time periods indicated.

	As of December 31,
	2008		2009		2010		2011		2012
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	4,280	14.4%	4,265	12.7%	4,439	12.4%	4,689	12.9%	4,946	12.3%
BBVA Bancomer	6,237	21.0	6,237	18.5	6,760	18.8	7,710	21.2	7,746	19.3
Banorte(2)	4,255	14.4	4,478	13.3	5,004	13.9	5,179	14.2	6,716	16.8
HSBC	5,958	20.1	6,249	18.6	6,331	17.6	6,195	17.0	6,490	16.2
Banamex	5,710	19.3	5,710	17.0	5,855	16.3	6,029	16.6	6,288	15.7
Scotiabank	1,450	4.9	1,459	4.3	1,492	4.2	1,554	4.3	1,558	3.9
Inbursa	76	0.3	591	1.8	745	2.1	781	2.1	711	1.8
Santander + Top 6(3)	27,966	94.4%	28,989	86.2%	30,626	85.2%	32,137	88.2%	34,455	86.0%
Total System	29,640	100.0%	33,648	100.0%	35,942	100.0%	36,429	100.0%	40,082	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We have initiated a strategic Social Corporate Responsibility (Responsabilidad Social Corporativa) program which promotes a continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA).

On December 15, 2009, we obtained AENOR re-certification of the UNE concession certificate ISO 14001:2004, and this accounts for the SGA, which applies to the administration, management and maintenance of our principal executive offices in Santa Fe, Mexico City.  The re-certification has a term of three years with annual revisions.  In January 2012, the certificator conducted a maintenance audit and confirmed that the SGA was operating in an effective manner.

Our environmental policy aims to integrate sustainability into our day-to-day management and is carried out by our senior management.  Further, our environmental policy requires us to be committed to the following:

•
Complying with environmental law requirements applicable to the environmental aspects of the production and management process and services in general, as well as with other requirements which Grupo Financiero Santander Mexico sets forth and environmental requirements of clients and associates.

•	Controlling and later reducing the environmental impact generated by the production and management process and services in general.

•	Maintaining a commitment to continually improve and prevent land, water and air pollution within work premises.

•	Establishing and continuously carrying out the objectives and action plans necessary to reduce environmental impact.

Additionally, our environmental policy is communicated to all of our employees through one or more of the following means: communication ads, posters located within the workplace, intranet website and/or training courses to contractors and new employees.

Below is a list of the acknowledgments and certifications which we have obtained:

•	Corporativo Centro Santa Fe, Mexico City, Mexico: ISO 14001:2004 and the award for “Smart Building” in 1994.

•
Centro Tecnológico de Operaciones (CETOS), Queretaro, Mexico: IMEI National Award for “Smart Building” in 2004, Quinta Wellington Redwood Mexico Award in 2005, 2007 and 2008 (related to optimization of internal processes), and the Empresa Socialmente Responsable (Socially Responsible Business) Award in 2010.

•	Contact Center, Queretaro, Mexico: IMEI National Award for “Smart Building” in 2008.

•	Contact Center, Querétaro, México: National Award for Energy Savings 2012 by the federal electricity commission throughout FIDE (Fideicomiso para Ahorro de Energía Eléctrica).

To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results of operations or our position with respect to our competitors.  However, possible future environmental laws may adversely affect our operating results.

Selected Statistical Information

The following information for Grupo Financiero Santander Mexico is included for analytical purposes and is derived from, and should be read in conjunction with, the audited financial statements contained elsewhere herein as well as “Item 5. Operating and Financial Review and Prospects.”

Average balance sheet data has been calculated based upon the sum of daily average for each month in the applicable period. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis. We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

The selected statistical information set forth below includes information at and for the years ended December 31, 2008 and 2009 derived from financial statements prepared in accordance with Mexican Banking GAAP.  See “Presentation of Financial and Other Information.”  Because of the material differences in criteria and presentation between Mexican Banking GAAP and IFRS, such information is not comparable with the selected statistical data as of and for the years ended December 31, 2010, 2011 and 2012.

Average Balance Sheet and Interest Rates

The following tables show our average balance sheet and interest rates for each of the periods presented.  With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting. All average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2010					2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,625	Ps.	1,477	4.67%	Ps.	31,860	Ps.	1,449	4.55%	Ps.	31,446	Ps.	1,444	4.59%
Total	Ps.	31,625	Ps.	1,477	4.67%	Ps.	31,860	Ps.	1,449	4.55%	Ps.	31,446	Ps.	1,444	4.59%
Loans and advances to credit institutions
Pesos	Ps.	22,929	Ps.	988	4.31%	Ps.	36,972	Ps.	1,594	4.31%	Ps.	60,511	Ps.	2,751	4.55%
Foreign currency(1)		14,968		36	0.24		13,163		21	0.16		22,386		39	0.17
Total	Ps.	37,897	Ps.	1,024	2.70%	Ps.	50,135	Ps.	1,615	3.22%	Ps.	82,897	Ps.	2,790	3.37%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	163,711	Ps.	17,517	10.70%	Ps.	223,063	Ps.	22,992	10.31%	Ps.	254,822	Ps.	27,930	10.96%
Foreign currency(1)		21,042		560	2.66		42,116		1,292	3.07		47,102		1,551	3.29
Total	Ps.	184,753	Ps.	18,077	9.78%	Ps.	265,179	Ps.	24,284	9.16%	Ps.	301,924	Ps.	29,481	9.76%
Loans and advances to customers—credit cards
Pesos	Ps.	26,240	Ps.	7,340	27.97%	Ps.	25,719	Ps.	6,961	27.07%	Ps.	32,965	Ps.	8,604	26.10%
Total	Ps.	26,240	Ps.	7,340	27.97%	Ps.	25,719	Ps.	6,961	27.07%	Ps.	32,965	Ps.	8,604	26.10%
Debt instruments
Pesos	Ps.	150,908	Ps.	9,225	6.11%	Ps.	193,671	Ps.	10,607	5.48%	Ps.	217,059	Ps.	11,490	5.29%
Foreign currency(1)		4,228		287	6.79		2,938		172	5.85		3,406		48	1.41
Total	Ps.	155,136	Ps.	9,512	6.13%	Ps.	196,609	Ps.	10,779	5.48%	Ps.	220,465	Ps.	11,538	5.23%
Income from hedging operations
Pesos			Ps.	1,522				Ps.	1,268				Ps.	1,540
Foreign currency(1)				34					208					—
Total			Ps.	1,556				Ps.	1,476				Ps.	1,540
Other interest-earning assets
Pesos			Ps.	251				Ps.	23				Ps.	111
Foreign currency(1)				—					—					13
Total			Ps.	251				Ps.	23				Ps.	124
Total interest-earning assets
Pesos	Ps.	395,413	Ps.	38,320	9.69%	Ps.	511,285	Ps.	44,894	8.78%	Ps.	596,803	Ps.	53,870	9.03%
Foreign currency(1)		40,238		917	2.28		58,217		1,693	2.91		72,894		1,651	2.26
Total	Ps.	435,651	Ps.	39,237	9.01%	Ps.	569,502	Ps.	46,587	8.18%	Ps.	669,697	Ps.	55,521	8.29%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	18,065				Ps.	10,501			.	Ps.	12,898
Foreign currency(1)		1,726					889					815
Total	Ps.	19,791				Ps.	11,390				Ps.	13,713
Allowance for impairment losses
Pesos	Ps.	(10,035)				Ps.	(10,557)				Ps.	(12,762)
Foreign currency(1)		(217)					(301)					(318)
Total	Ps.	(10,252)				Ps.	(10,858)				Ps.	(13,080)
Tangible assets
Pesos	Ps.	5,514				Ps.	5,260				Ps.	6,508
Total	Ps.	5,514				Ps.	5,260				Ps.	6,508
Intangible assets
Pesos	Ps.	1,806				Ps.	2,505				Ps.	1,872
Total	Ps.	1,806				Ps.	2,505				Ps.	1,872
Other non-interest-earning assets
Pesos	Ps.	80,359				Ps.	84,528				Ps.	99,801
Foreign currency(1)		1,341					4,623					180
Total	Ps.	81,700				Ps.	89,151				Ps.	99,981
Total non-interest-earning assets
Pesos	Ps.	95,709				Ps.	92,237				Ps.	108,317
Foreign currency(1)		2,850					5,211					677
Total	Ps.	98,559				Ps.	97,448				Ps.	108,994
Total average assets
Pesos	Ps.	491,122	Ps.	38,320	7.80%	Ps.	603,522	Ps.	44,894	7.44%	Ps.	705,120	Ps.	53,870	7.64%
Foreign currency(1)		43,088		917	2.13		63,428		1,693	2.67		73,571		1,651	2.24
Total	Ps.	534,210	Ps.	39,237	7.34%	Ps.	666,950	Ps.	46,587	6.99%	Ps.	778,691	Ps.	55,521	7.13%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	65,148	Ps.	2,911	4.47%	Ps.	84,810	Ps.	3,799	4.48%	Ps.	94,051	Ps.	4,253	4.52%
Foreign currency(1)		6,038		53	0.88		11,946		112	0.94		13,614		138	1.01
Total	Ps.	71,186	Ps.	2,964	4.16%	Ps.	96,756	Ps.	3,911	4.04%	Ps.	107,665	Ps.	4,391	4.08%
Customer deposits — Demand accounts
Pesos	Ps.	58,684	Ps.	1,144	1.95%	Ps.	74,446	Ps.	1,594	2.14%	Ps.	126,752	Ps.	2,133	1.68%
Foreign currency(1)		17,202		7	0.04		16,062		14	0.09		17,284		5	0.03
Total	Ps.	75,886	Ps.	1,151	1.52%	Ps.	90,508	Ps.	1,608	1.78%	Ps.	144,036	Ps.	2,138	1.48%
Customer deposits—Savings accounts
Pesos	Ps.	26				Ps.	24				Ps.	24
Total	Ps.	26				Ps.	24				Ps.	24

	IFRS for the year ended December 31,
	2010					2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits — Time deposits
Pesos	Ps.	95,158	Ps.	3,903	4.10%	Ps.	111,223	Ps.	4,676	4.20%	Ps.	122,493	Ps.	5,414	4.42%
Foreign currency(1)		10,159		23	0.23		11,268		25	0.22		9,209		27	0.29
Total	Ps.	105,317	Ps.	3,926	3.73%	Ps.	122,491	Ps.	4,701	3.84%	Ps.	131,702	Ps.	5,441	4.13%
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	64,198	Ps.	3,121	4.86%	Ps.	89,781	Ps.	3,999	4.45%	Ps.	104,175	Ps.	4,682	4.49%
Total	Ps.	64,198	Ps.	3,121	4.86%	Ps.	89,781	Ps.	3,999	4.45%	Ps.	104,175	Ps.	4,682	4.49%
Subordinated debentures
Foreign currency(1)	Ps.	2,778	Ps.	75	2.70%	Ps.	—	Ps.	—		Ps.	—	Ps.	—
Total	Ps.	2,778	Ps.	75	2.70%	Ps.	—	Ps.	—		Ps.	—	Ps.	—
Marketable debt securities and other financial liabilities
Pesos	Ps.	17,037	Ps.	922	5.41%	Ps.	34,313	Ps.	1,913	5.58%	Ps.	31,124	Ps.	1,648	5.29%
Foreign currency(1)		88		4	4.55		200		6	3.00		2,048		88	4.30
Total	Ps.	17,125	Ps.	926	5.41%	Ps.	34,513	Ps.	1,919	5.56%	Ps.	33,172	Ps.	1,736	5.23%
Other liabilities
Pesos	Ps.	19,543	Ps.	828	4.24%	Ps.	49,852	Ps.	1,838	3.69%	Ps.	70,087	Ps.	3,029	4.32%
Total	Ps.	19,543	Ps.	828	4.24%	Ps.	49,852	Ps.	1,838	3.69%	Ps.	70,087	Ps.	3,029	4.32%
Expense from hedging operation
Pesos	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	—	Ps.	9
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	—	Ps.	9
Other interest expense
Pesos	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	—	Ps.	223
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	—	Ps.	223
Total interest-bearing liabilities
Pesos	Ps.	319,794	Ps.	12,829	4.01%	Ps.	444,449	Ps.	17,819	4.01%	Ps.	548,706	Ps.	21,391	3.90%
Foreign currency(1)		36,265		162	0.45		39,476		157	0.40		42,155		258	0.61
Total	Ps.	356,059	Ps.	12,991	3.65%	Ps.	483,925	Ps.	17,976	3.71%	Ps.	590,861	Ps.	21,649	3.66%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010				2011				2012
	Average balance		Interest	Average nominal rate	Average balance		Interest	Average nominal rate	Average balance		Interest	Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits — Demand deposits
Pesos	Ps.	35,308		.	Ps.	43,375			Ps.	17,841		.
Foreign currency(1)		8				9				11
Total	Ps.	35,316			Ps.	43,384			Ps.	17,852
Other liabilities — non-interest-bearing
Pesos	Ps.	54,440			Ps.	37,436			Ps.	41,849
Foreign currency(1)		8,326				21,182				31,885
Total	Ps.	62,766			Ps.	58,618			Ps.	73,734
Total equity
Pesos	Ps.	80,069			Ps.	81,023			Ps.	96,244
Total	Ps.	80,069			Ps.	81,023			Ps.	96,244

	IFRS for the year ended December 31,
	2010					2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Total non-interest-bearing liabilities and equity
Pesos	Ps.	169,817				Ps.	161,834				Ps.	155,934
Foreign currency(1)		8,334					21,191					31,896
Total	Ps.	178,151				Ps.	183,025				Ps.	187,830
Total liabilities and equity
Pesos	Ps.	489,611	Ps.	12,829	2.62%	Ps.	606,283	Ps.	17,819	2.94%	Ps.	704,641	Ps.	21,391	3.04%
Foreign currency(1)		44,599		162	0.36		60,667		157	0.26		74,051		258	0.35
Total	Ps.	534,210	Ps.	12,991	2.43%	Ps.	666,950	Ps.	17,976	2.70%	Ps.	778,691	Ps.	21,649	2.78%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2012 compared to the year ended December 31, 2011.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2012 and 2011
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(19)	Ps.	14	Ps.	(5)
Total	Ps.	(19)	Ps.	14	Ps.	(5)
Loans and advances to credit institutions
Pesos	Ps.	1,070	Ps.	87	Ps.	1,157
Foreign currency(1)		16		2		18
Total	Ps.	1,086	Ps.	89	Ps.	1,175
Loans and advances to customers — excluding credit cards
Pesos	Ps.	3,481	Ps.	1,457	Ps.	4,938
Foreign currency(1)		164		95		259
Total	Ps.	3,645	Ps.	1,552	Ps.	5,197
Loans and advances to customers — credit cards
Pesos	Ps.	1,891	Ps.	(248)	Ps.	1,643
Total	Ps.	1,891	Ps.	(248)	Ps.	1,643

	IFRS for the year ended December 31, 2012 and 2011
	Volume		Rate		Net Change
	(Millions of pesos)
Debt instruments
Pesos	Ps.	1,238	Ps.	(355)	Ps.	883
Foreign currency(1)		7		(131)		(124)
Total	Ps.	1,245	Ps.	(486)	Ps.	759
Income from hedging operations
Pesos	Ps.	272	Ps.	—	Ps.	272
Foreign currency(1)		(208)		—		(208)
Total	Ps.	64	Ps.	—	Ps.	64
Other interest-earning assets
Pesos	Ps.	88	Ps.	—	Ps.	88
Foreign currency(1)		13		—		13
Total	Ps.	101	Ps.	—	Ps.	101
Total interest-earning assets
Pesos	Ps.	8,021	Ps.	955	Ps.	8,976
Foreign currency(1)		(8)		(34)		(42)
Total	Ps.	8,013	Ps.	921	Ps.	8,934

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2012 and 2011
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	418	Ps.	36	Ps.	454
Foreign currency(1)		17		9		26
Total	Ps.	435	Ps.	45	Ps.	480
Customer deposits — Demand accounts
Pesos	Ps.	880	Ps.	(341)	Ps.	539
Foreign currency(1)		—		(9)		(9)
Total	Ps.	880	Ps.	(350)	Ps.	530
Customer deposits — Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits — Time deposits
Pesos	Ps.	498	Ps.	240	Ps.	738
Foreign currency(1)		(6)		8		2
Total	Ps.	492	Ps.	248	Ps.	740
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	647	Ps.	36	Ps.	683
Foreign currency(1)		—		—		—
Total	Ps.	647	Ps.	36	Ps.	683
Marketable debt securities and other financial liabilities
Pesos	Ps.	(169)	Ps.	(96)	Ps.	(265)
Foreign currency(1)		79		3		82
Total	Ps.	(90)	Ps.	(93)	Ps.	(183)
Other liabilities
Pesos	Ps.	875	Ps.	316	Ps.	1,191
Foreign currency(1)		—		—		—
Total	Ps.	875	Ps.	316	Ps.	1,191

	IFRS for the year ended December 31, 2012 and 2011
	Volume		Rate		Net Change
	(Millions of pesos)
Expense from hedging operations
Pesos	Ps.	9	Ps.	—	Ps.	9
Foreign currency(1)		—		—		—
Total	Ps.	9	Ps.	—	Ps.	9
Other interest expense
Pesos	Ps.	223	Ps.	—	Ps.	223
Foreign currency(1)		—		—		—
Total	Ps.	223	Ps.	—	Ps.	223
Total interest-bearing liabilities
Pesos	Ps.	3,381	Ps.	191	Ps.	3,572
Foreign currency(1)		90		11		101
Total	Ps.	3,471	Ps.	202	Ps.	3,673

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2010	2011	2012
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	395,413	511,285	596,803
Foreign currency(1)	40,238	58,217	72,894
Total	435,651	569,502	669,697
Net interest income
Pesos	25,491	27,075	32,479
Foreign currency(1)	755	1,536	1,393
Total	26,246	28,611	33,872
Gross yield(2)
Pesos	9.69%	8.78%	9.03%
Foreign currency(1)	2.28	2.91	2.26
Total	9.01%	8.18%	8.29%
Net yield(3)
Pesos	6.45%	5.30%	5.44%
Foreign currency(1)	1.88	2.64	1.91
Total	6.02%	5.02%	5.06%
Yield spread(4)
Pesos	5.68%	4.77%	5.13%
Foreign currency(1)	1.83	2.51	1.65
Total	5.36%	4.47%	4.63%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Average Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2010	2011	2012
	(Percentages)
Return on Average Equity and Assets
ROAA: Return on average total assets	2.36%	2.66%	2.24%
ROAE: Return on average equity	15.72	21.93	18.09
Dividend pay-out ratio(1)	50.85	63.87	41.92
Average equity as a percentage of average total assets	14.99%	12.15%	12.36%

(1)
Dividends declared per share divided by net income per share.  On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012.

Interest-Earning Assets

The following tables show the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,
	2010	2011	2012
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	7.26%	5.60%	4.70%
Loans and advances to credit institutions	8.70	8.80	12.38
Loans and advances to customers – excluding credit cards	42.41	46.56	45.08
Loans and advances to customers – credit cards	6.02	4.52	4.92
Debt instruments	35.61	34.52	32.92
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2010, 2011 and 2012, the book value of our investment securities was Ps.207.2 billion, Ps.224.8 billion and Ps.171.3 billion, respectively (representing 31.3%, 30.2% and 21.6%  of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.172.7 billion, or 83.4%, of our investment securities at December 31, 2010, Ps.204.3 billion, or 90.9%, of our investment securities at December 31, 2011 and Ps.150.4 billion, or 87.8%, of our investment securities at December 31, 2012.  For a discussion of how we value our investment securities, see note 2 to our audited financial statements.

The following tables show the book values of our investment securities by type of counterparty at each of the dates indicated.  As of December 31, 2010, 2011 and 2012, Ps.59.6 billion, Ps.55.6 billion and Ps.41.3 billion of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.  As of December 31, 2010, 2011 and 2012, the aggregate book value of our debt instruments issued by the Mexican government was equal to 125.4%, 146.5% and 90.2% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 76.3%, 76.9% and 59.3% of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	107,431	Ps.	134,016	Ps.	90,735
Debt instruments issued by the Mexican Central Bank		65,346		70,346		59,645
Debt instruments issued by private sector		15,365		9,581		8,247
Total debt instruments		188,142		213,943		158,627
Total equity securities		19,035		10,844		12,652
Total investment securities	Ps.	207,177	Ps.	224,787	Ps.	171,279

The following tables analyze the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at December 31, 2012.

	Maturity as of December 31, 2012
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	60,281	4.84%	Ps.	12,961	4.98%	Ps.	6,556	5.02%	Ps.	10,937	6.71%	Ps.	90,735
Debt instruments issued by the Mexican Central Bank		11,672	4.40		30,534	4.43		16,135	4.75		1,304	4.29		59,645
Debt instruments issued by the private sector		124	4.64		7,346	6.00		777	8.17		—	—		8,247
Total debt instruments	Ps.	72,077	4.69%	Ps.	50,841	4.82%	Ps.	23, 468	5.07%	Ps.	12,241	6.53%	Ps.	158,627

Loans and Advances to Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated. As our position in debt instruments decreased in 2012, we increased the amount invested in call money transactions and repurchase agreements, resulting in increases of Ps.45,321 million and Ps.23,421 million in call money transactions granted and repurchase agreements, respectively, from 2011 to 2012.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	1,242	Ps.	1,226	Ps.	115
Call money transactions granted		19,109		3,401		26,822
Repurchase agreements		9,000		14,642		59,963
Guarantee deposits – collateral delivered		8,852		18,264		17,285
Other demand accounts		4,893		2,033		6,182
Reciprocal accounts		3,509		1,401		1,467
Total	Ps.	46,605	Ps.	40,967	Ps.	111,834

Loan Portfolio

At December 31, 2010, 2011and 2012 our total loans and advances to customers, which excludes our loans and advances to credit institutions and repurchase agreements, equaled Ps.236,840 million, Ps.321,875 million and Ps.355,089 million, respectively, representing 35.8%, 43.3% and  44.8% of our total assets at such dates, respectively.  Net of allowance for impairment losses, loans and advances to customers equaled Ps.229,282 million, Ps.314,628 million and Ps.345,702 million at December 31, 2010, 2011 and 2012, respectively, representing 34.7%, 42.3% and 43.6% of our total assets at such dates.  We also have loan commitments drawable by third parties, which amounted to Ps.148,240 million, Ps.132,983 million and Ps.139,152 million at December 31, 2010, 2011 and 2012, respectively.  Loan commitments drawable by third parties include mostly credit card lines and commercial commitments.  While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history.  The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding loans and advances to credit institutions and repurchase agreements), by type of customer loan, at each of the dates indicated.  For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by our Board of Directors through the Comprehensive Risk Management Committee.  Our credit approval processes for each category of loan are structured primarily around our business segments.  See “Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

The Bank has a diversified loan portfolio with no concentration exceeding 10% of total loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	15,841	Ps.	33,378	Ps.	38,732
Commercial, financial and industrial		143,179		173,357		179,802
Mortgage		35,776		64,043		72,290
Installment loans to individuals		42,044		51,097		64,265
Revolving consumer credit card loans		25,097		28,637		36,973
Non-revolving consumer loans		16,947		22,460		27,292
Total loans		236,840		321,875		355,089
Allowance for impairment losses		(7,558)		(7,247)		(9,387)
Loans net of allowance for impairment losses	Ps.	229,282	Ps.	314,628	Ps.	345,702

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	17,228	Ps.	19,649
Commercial, financial and industrial		120,242		113,026
Mortgage		27,679		29,792
Installment loans to individuals		64,512		45,270
Revolving consumer credit card loans		47,929		29,970
Non-revolving consumer loans		16,583		15,300
Total loans		229,661		207,737
Allowance for impairment losses		(9,926)		(11,368)
Loans net of allowance for impairment losses	Ps.	219,735	Ps.	196,369

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,
	2010	2011	2012
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Public sector	0.0%	0.0%	0.0%
Commercial, financial and industrial	1.7	1.5	1.1
Mortgage	2.0	3.5	3.4
Installment loans to individuals	4.5	3.0	4.6
Revolving consumer credit card loans	5.1	3.1	4.0
Non-revolving consumer loans	3.7	2.8	5.3
Total	2.1%	2.0%	2.1%

	Mexican Banking GAAP
	For the year ended December 31,
	2008	2009
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Public sector	0.0%	0.0%
Commercial, financial and industrial	0.8	0.9
Mortgage	2.1	2.1
Installment loans to individuals	8.8	4.3
Revolving consumer credit card loans	10.7	4.6
Non-revolving consumer loans	3.2	3.7
Total	3.1%	1.7%

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2012.

	IFRS as of December 31, 2012
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	17,436	11.65%	Ps.	11,359	9.12%	Ps.	9,937	12.27%	Ps.	38,732	10.91%
Commercial, financial and industrial		105,563	70.55		59,552	47.84		14,687	18.14		179,802	50.64
Mortgages		7,587	5.07		20,643	16.58		44,060	54.41		72,290	20.36
Installment loans to individuals		19,040	12.73		32,930	26.46		12,295	15.18		64,265	18.09
Revolving consumer credit card loans		6,567	4.39		18,120	14.56		12,286	15.17		36,973	10.41
Non-revolving consumer loans		12,473	8.34		14,810	11.90		9	0.01		27,292	7.68
Total loans		149,626	100.00%		124,484	100.00%		80,979	100.00%		355,089	100.00%
Allowance for impairment losses		(9,387)			—			—			(9,387)
Loans net of allowance for impairment losses	Ps.	140,239		Ps.	124,484		Ps.	80,979		Ps.	345,702

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2012.

	IFRS as of December 31, 2012
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	85,990
Floating rate		119,473
Total	Ps.	205,463

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented.  We do not have any accruing loans which are contractually past due 90 days or more as to principal or interest payments.  In general, the total interest that we received on our restructured loans in 2008 through 2012 was greater than the amount of non-accrued interest on the basis of the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	92	Ps.	171	Ps.	211
Restructured loans(1)		324		299		413

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Interest received:
Non-accrual loans(1)	Ps.	45	Ps.	108	Ps.	72
Restructured loans(1)		369		322		521

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	61	Ps.	105
Restructured loans(1)		230		251
Interest received:
Non-accrual loans(1)	Ps.	12	Ps.	30
Restructured loans(1)		275		318

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated.  However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.  See note 12 to our audited financial statements for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2010		2011		2012
	(Millions of pesos)
Commercial	Ps.	5,018	Ps.	14,662	Ps.	14,434
Consumer		1,465		1,013		850
Mortgage		90		318		831
Credit card		2,817		2,067		1,664
Total	Ps.	9,390	Ps.	18,060	Ps.	17,779

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries.  For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects —Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects —Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	10,077	Ps.	7,558	Ps.	7,247
Impairment losses on loans and receivables (1)		7,894		6,620		10,338
Others		(3)		(13)		12
Charge-offs against allowance for impairment losses		(10,410)		(6,918)		(8,210)
Allowance for impairment losses at end of year	Ps.	7,558	Ps.	7,247	Ps.	9,387

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011 and Ps.1,368 million in 2012, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	5,735	Ps.	9,926
Impairment losses on loans and receivables		15,832		15,320
Impairment losses recorded against equity		—		5,952
Charge-offs against allowance for impairment losses		(11,677)		(19,863)
Others		36		33
Allowance for impairment losses at end of year	Ps.	9,926	Ps.	11,368

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(274)	Ps.	(437)	Ps.	(536)
Mortgage		(413)		(360)		(658)
Installment loans to individuals		(911)		(889)		(826)
Revolving consumer credit card loans		(788)		(722)		(613)
Non-revolving consumer loans		(123)		(167)		(213)
Expenses paid to recovery agencies		676		501		652
Total recoveries of loans previously charged off	Ps.	(922)	Ps.	(1,185)	Ps.	(1,368)

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(194)	Ps.	(312)
Mortgage		(211)		(186)
Installment loans to individuals		(389)		(780)
Revolving consumer credit card loans		(319)		(648)
Non-revolving consumer loans		(70)		(132)
Total recoveries of loans previously charged off	Ps.	(794)	Ps.	(1,278)

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,556	Ps.	1,261	Ps.	1,166
Mortgage		747		726		1,014
Installment loans to individuals		5,591		4,633		8,158
Revolving consumer credit card loans		3,859		2,710		4,753
Non-revolving consumer loans		1,732		1,923		3,405
Total impairment losses on loans and receivables (1)	Ps.	7,894	Ps.	6,620	Ps.	10,338

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011 and Ps.1,368 million in 2012, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,863	Ps.	1,575
Mortgage		865		762
Installment loans to individuals		13,104		12,983
Revolving consumer credit card loans		12,298		10,525
Non-revolving consumer loans		806		2,458
Total impairment losses on loans and receivables	Ps.	15,832	Ps.	15,320

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	1,716	Ps.	1,086	Ps.	1,449
Mortgage		509		419		472
Installment loans to individuals		8,185		5,413		6,289
Revolving consumer credit card loans		6,215		3,857		4,055
Non-revolving consumer loans		1,970		1,556		2,234
Total charge-offs against allowance for impairment losses	Ps.	10,410	Ps.	6,918	Ps.	8,210

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	690	Ps.	1,120
Mortgage		181		356
Installment loans to individuals		10,806		18,387
Revolving consumer credit card loans		9,697		16,201
Non-revolving consumer loans		1,109		2,186
Total charge-offs against allowance for impairment losses	Ps.	11,677	Ps.	19,863

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		% of total allowance	2011		% of total allowance	2012		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,745	36.32%	Ps.	2,913	40.20%	Ps.	2,608	27.78%
Mortgage		149	1.97		461	6.36		1,038	11.06
Installment loans to individuals		4,664	61.71		3,873	53.44		5,741	61.16
Revolving consumer credit card loans		3,613	47.80		2,461	33.96		3,159	33.65
Non-revolving consumer loans		1,051	13.91		1,412	19.48		2,582	27.51
Total	Ps.	7,558	100.00%	Ps.	7,247	100.00%	Ps.	9,387	100.00%

	Mexican Banking GAAP
	For the year ended December 31,
	2008		% of total allowance	2009		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,436	24.54%	Ps.	3,094	27.22%
Mortgage		495	4.99		425	3.74
Installment loans to individuals		6,995	70.47		7,849	69.04
Revolving consumer credit card loans		6,200	62.46		7,087	62.34
Non-revolving consumer loans		795	8.01		762	6.70
Total	Ps.	9,926	100.00%	Ps.	11,368	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos, except percentages)
Impaired Loans
Non-performing loans	Ps.	5,004	Ps.	6,382	Ps.	7,329
Non-performing loans as a percentage of total loans		2.11%		1.98%		2.06%
Loan charge-offs as a percentage of average total loans		4.93%		2.38%		2.45%

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos, except percentages)
Impaired Loans
Non-performing loans	Ps.	7,208	Ps.	3,565
Non-performing loans as a percentage of total loans		3.14%		1.72%
Loan charge-offs as a percentage of average total loans		5.04%		9.48%

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Movement of impaired loans
Opening balance	Ps.	6,311	Ps.	5,004	Ps.	6,382
Net additions		9,103		8,296		9,157
Charge-offs		(10,410)		(6,918)		(8,210)
Closing balance	Ps.	5,004	Ps.	6,382	Ps.	7,329

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Movement of impaired loans
Opening balance	Ps.	3,957	Ps.	7,208
Net additions		14,928		16,220
Charge-offs		(11,677)		(19,863)
Closing balance	Ps.	7,208	Ps.	3,565

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	259,304	Ps.	349,009	Ps.	381,660
Non-performing loans		5,004		6,382		7,329
Commercial, financial and industrial		2,401		2,609		1,912
Mortgage		707		2,249		2,472
Installment loans to individuals		1,896		1,524		2,945
Revolving consumer credit card loans		1,276		891		1,492
Non-revolving consumer loans		620		633		1,453
Allowance for impairment losses		7,558		7,247		9,387
Ratios
Non-performing loans to computable credit risk(1)		1.93%		1.83%		1.92%
Coverage ratio(2)		151.04%		113.55%		128.08%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	248,187	Ps.	227,099
Non-performing loans		7,208		3,565
Commercial, financial and industrial		958		986
Mortgage		572		620
Installment loans to individuals		5,678		1,959
Revolving consumer credit card loans		5,147		1,390
Non-revolving consumer loans		531		569
Allowance for impairment losses		9,926		11,368
Ratios
Non-performing loans to computable credit risk(1)		2.90%		1.57%
Coverage ratio(2)		137.71%		318.88%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,
	2010		2011		2012
	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	13,790	Ps.	16,380	Ps.	9,643
Reverse repurchase agreements		47,218		45,707		19,603
Time deposits		1,317		8,006		9,578
Other accounts		4,539		5,043		4,064
Accrued interest		28		57		49
Total deposits from Mexican Central Bank and credit institutions	Ps.	66,892	Ps.	75,193	Ps.	42,937
Customer deposits
Current accounts		156,840		177,986		210,837
Savings accounts		25		24		24
Other deposits		9,984		9,122		11,965
Time deposits		114,007		128,695		131,476
Reverse repurchase agreements		65,021		72,562		51,589
Accrued interest		187		259		206
Total customer deposits	Ps.	346,064	Ps.	388,648	Ps.	406,097
Total deposits	Ps.	412,956	Ps.	463,841	Ps.	449,034

	Mexican Banking GAAP
	For the year ended December 31,
	2008		2009
	(Millions of pesos)
Deposits
Demand deposits	Ps.	130,313	Ps.	130,870
Time deposits—
Notes with interest payable at maturity		162,275		104,382
Fixed-term deposits		4,612		3,742
Foreign currency time deposits		5,518		5,054
Subtotal	Ps.	172,405	Ps.	113,178
Credit instruments issued		1,182		1,305
Bank and other loans:
Mexican Central Bank		13,457		2,617
Loans with Mexican banks		2,700		1,826
Loans with foreign banks		1,097		2
Loans with development banks institutions		1,810		2,210
Loans with public fiduciary fund		2,591		3,090
Total bank and other loans	Ps.	21,655	Ps.	9,745
Creditors under sale and repurchase agreements		130,718		128,582
Subordinated debentures		4,183		3,933
Total deposits	Ps.	460,456	Ps.	387,613

Short-Term Borrowings

The following tables show our short-term borrowings including securities that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2010			2011			2012
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	112,239	4.41%	Ps.	118,269	4.23%	Ps.	71,193	4.06%
Average during year		119,483	4.41		141,669	4.27		147,332	4.10
Maximum month-end balance		128,711	4.43		177,086	4.36		206,995	4.32
Short positions:
At December 31(1)	Ps.	3,205	4.34%	Ps.	20,432	4.25%	Ps.	55,794	4.20%
Average during year		16,730	4.41		23,008	4.26		51,444	4.17
Maximum month-end balance		37,690	4.53		56,423	4.54		97,424	4.39
Total short-term borrowings at year end	Ps.	115,444	4.41%	Ps.	138,701	4.24%	Ps.	126,987	4.13%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this annual report on Form 20-F.

The Mexican Financial System

General

Mexico’s financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks.  In 1990, the Mexican government adopted the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras) aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company.  Most major Mexican financial institutions are members of financial groups.

The principal financial authorities that regulate financial institutions are the SHCP, the Mexican Central Bank (Banco de México), the CNBV, the Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro, or CONSAR), the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF), the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) and the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF).

Financial Groups

The enactment of the Mexican Financial Groups Law in 1990 permitted the development of the universal banking model in Mexico.  By July 1992, most major Mexican financial institutions had become part of financial groups controlled by a financial services holding company, such as Grupo Financiero Santander Mexico, and made up of a number of financial operating entities.  The operations of financial services holding companies are generally restricted to holding shares representing the capital stock of financial services operating subsidiaries.  Such subsidiaries, whether direct or indirect, may include Mexican banks, broker-dealers, insurance companies, bonding companies, mutual fund operators, mutual funds, auxiliary credit organizations (such as factoring, financial leasing and bond-warehousing companies), Sofoles, Sofomes, foreign exchange service providers and retirement fund administrators.  Financial groups may be comprised by a holding company and any two financial institutions (which may be of the same type of financial institution), provided that a financial group may not be comprised solely by the holding company and two Sofomes.

The Mexican Financial Groups Law permits entities controlled by the same financial services holding company:

•	to act jointly before the public, offer services that are supplemental to the services provided by the other and hold themselves out as part of the same group;

•	use similar corporate names; and

•	conduct their activities in the offices and branches of other entities part of the same group.

In addition, the Mexican Financial Groups Law requires that each financial services holding company enter into an agreement with each of its financial services subsidiaries pursuant to which the holding company agrees to be responsible secondarily and without limitation for the satisfaction of the obligations incurred by its subsidiaries as a result of the activities that each such subsidiary is authorized to conduct under the applicable laws and regulations, and is fully responsible for certain losses of its subsidiaries, up to the total amount of the holding company’s assets.  For such purposes, a subsidiary is deemed to have losses if:

•	its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law;

•	capital and reserves are less than the subsidiary is required to have under applicable law; and

•	in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations.

No subsidiary of any such holding company is responsible for the losses of the holding company or any other subsidiary thereof.

We have entered into such agreements with our subsidiaries, as described under “—Supervision and Regulation—Financial Groups’ Statutory Responsibility.”

Authorities of the Mexican Financial System

The principal authorities that regulate and supervise financial institutions related to the activities of Grupo Financiero Santander Mexico in Mexico are the Mexican Central Bank, the SHCP, the CNBV, the CONSAR, the CNSF, the IPAB and the CONDUSEF.  These authorities are subject to a number of organic laws and other administrative regulations that govern their regulatory, supervisory and other powers.  Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below.  Grupo Financiero Santander Mexico, as a financial services holding company, is subject to the supervision and regulation of the CNBV.  In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

Banco de México

Banco de México is the Mexican Central Bank.  It is an autonomous entity that is not subordinated to any other body in the Mexican government.  Its primary purpose is to issue the Mexican currency, as well as to maintain the acquisition power of such currency, to establish reference interest rates and to ensure that the banking and payments systems perform under safe and sound principles.

Monetary policy decisions are taken by the members of the Governing Board of the Mexican Central Bank.  The Governing Board is composed of a Governor and four Deputy Governors, all of which are appointed by the President and ratified by the Senate or the Permanent Commission of Congress, as applicable.

Among the decisions that only the Governing Board may take are the authorization of the issuance of currency and the minting of coins, the decision to extend credit to the Mexican government, the determination of policies and criteria that the Mexican Central Bank uses in its operations and in the regulations that it issues, and the approval of its rules of procedure, budget, working conditions and similar internal matters.

SHCP

The SHCP is the regulator in charge of proposing, conducting and controlling the economic policy of the Mexican government in matters of economics, tax, finance, public budget, public debt and income.  Together with the CNBV and the Mexican Central Bank, it is the primary regulator of commercial banks and national development banks.  The SHCP participates in the process of incorporation, revocation, operation, merger, control and stock purchase of financial institutions.

CNBV

The CNBV is a governmental body subordinate to the SHCP, having independent technical and executive powers.  The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system.  The scope of the CNBV’s authority includes inspection, supervision, prevention and correction powers.  The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public.  The CNBV is also in charge of granting and revoking banking and securities brokerage licenses in Mexico.

CONSAR

The CONSAR is a governmental body subordinated to the SHCP, having independent technical and executive powers.  The CONSAR was created in 1997 as part of a comprehensive reform of the retirement savings and pensions system, and is in charge of protecting the retirement savings of employees through the regulation and supervision of Afores, entities that manage independent retirement accounts, and Siefores, specialized pension funds.  The CONSAR evaluates risks borne by the participants in the retirement savings system and makes sure these participants are solvent and maintain adequate liquidity levels.

CNSF

The CNSF is a governmental body ascribed to the SHCP, having independent technical and executive powers.  The CNSF is in charge of the supervision and regulation of insurance and bonding companies, promoting the safe and sound development of the insurance and guaranty bond financial sectors.

IPAB

After the 1994 financial crisis, the Mexican government created the IPAB, an independent, decentralized governmental institution with its own legal standing and assets.  The IPAB’s primary purpose is the protection and insurance of bank deposits, having also powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system.  The IPAB is also entitled to acquire assets from distressed banking institutions.

CONDUSEF

The CONDUSEF is a governmental body under the SHCP.  The CONDUSEF is in charge of the provision of financial orientation, guidance and information to customers of financial services, as well as implementation of corrective measures through the processing of claims by such customers, with the primary purpose of protecting customer’s interests.  The CONDUSEF may also act as arbitrator in disputes between financial institutions and their customers and establish regulations and impose sanctions to financial institutions in order to protect their clients.

The History of the Banking Sector

Banking activities in Mexico have been and continue to be affected by prevailing conditions in the Mexican economy, and the demand for and supply of banking services have been vulnerable to economic downturns and changes in government policies.  Prior to the early 1990s, lending by Mexican banks to the private sector had fallen to very low levels.  It is estimated, however, that by the end of 1994 average total indebtedness of the private sector to Mexican commercial banks had grown to represent approximately 40.7% of Mexican GDP, with mortgage loans and credit card indebtedness generally growing faster than commercial loans.  The devaluation of the Mexican peso in December 1994 initiated a crisis, and the resulting high interest rates and contraction of the Mexican economy in 1995 severely impacted most borrowers’ ability to both repay loans when due and meet debt service requirements.  These effects, among others, caused an increase in the non-performing loan portfolio of Mexican financial institutions, particularly during 1995, which adversely affected the capitalization level of financial institutions.  Also, increased domestic interest rates and the deteriorating value of the peso made it more difficult for financial institutions to renew dollar-denominated certificates of deposit and credit lines.

From 1995 through the end of 1997, the CNBV had assumed or intervened in the operations of 13 banks and had adopted several measures designed to protect, stabilize and strengthen the Mexican banking sector.  These measures included:

•	creating a temporary capitalization program to assist banks;

•	establishing a foreign exchange credit facility with the Mexican Central Bank to help banks with dollar liquidity problems;

•	increasing the level of required loan loss reserves;

•	establishing a temporary program for the reduction of interest rates on certain loans;

•	establishing various programs to absorb a portion of debt service cost for mortgage loan debtors (including debt restructuring and conversion support programs); and

•	broadening the ability of foreign and Mexican investors to participate in Mexican financial institutions.

Reforms to Mexican Banking Law

On February 1, 2008, the Mexican Congress enacted a number of reforms to the Mexican Banking Law, which grant more power to the CNBV and establish new provisions on transparency and reliability in the disclosure of a bank’s information.  The main objectives of the reforms include:

Enhancing the CNBV supervisory practices.  The reforms grant ample authority to the CNBV for the supervision of the financial entities under the Mexican Banking Law.  The CNBV may perform visits to banks, with the aim to review, verify, test and evaluate the operations, processes, systems of internal control and risk management among others elements that may affect the financial position of banks.

Additionally, the reforms permit the CNBV to partially suspend or restrict the execution of the authorized transactions referred to in Article 46 of the Mexican Banking Law, when such transactions are prohibited or not performed with the required infrastructure or internal controls.  The order of suspension can be issued regardless of any other applicable sanctions under the Mexican Banking Law.

Increasing requirements for the granting of loans to customers.  For the granting of loans, banks are required to analyze and evaluate the viability of payment by borrowers or counterparties, relying on an analysis based on quantitative and qualitative information that allows establishing their creditworthiness and ability of timely payment of the loan.  Banks must issue guidelines and lending process manuals and credit procedures shall be performed in accordance with such policies.

Establishing new provisions on transparency and reliability.  Banks are required to publicly disclose their corporate, financial, administrative, operational, economic and legal information, as determined by the CNBV.  Banks must post on their website and in a national newspaper their balance sheets and other relevant information periodically.

Establishing fiscalization powers for the supervision of external auditors.  The CNBV has powers of inspection and surveillance with respect to entities that provide external audit services to banks, including those partners or employees who are part of the audit team, in order to verify the compliance with the Mexican Banking Law.  The CNBV is allowed to: (i) request any information and documentation related to the services rendered; (ii) practice inspection visits; (iii) require the attendance of partners, legal representatives and other employees; and (iv) issue audit procedures to be complied by the auditors, in connection with the tax opinions and practices performed by them.

Limited-purpose banks.  The reform introduced limited-purpose banks (bancos de nicho), which can only engage in a limited amount of banking activities which are specifically set forth in their bylaws.  The minimum required capital of limited-purpose banks can vary depending on the activities carried out by such entities, from a range of 90,000,000 UDIs to 36,000,000 UDIs.  UDIs are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.

Improvement of Creditors’ Rights and Remedies

Mexico has enacted legislation to improve creditors’ rights and remedies.  These laws include collateral pledge mechanisms and a new bankruptcy law.

Collateral Mechanisms

The Mexican Commerce Code (Código de Comercio), the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), the former Mexican Securities Market Law (Ley del Mercado de Valores), the Mexican Banking Law, the Insurance Companies Law (Ley General de Instituciones y Sociedades Mutualistas de Seguros), the Bonding Companies Law (Ley Federal de Instituciones de Fianzas) and the General Law of Ancillary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares del Crédito) were amended with the purpose of providing an improved legal framework for secured lending and, as a consequence, encourage banks to increase their lending activities.  Among its provisions, the decree eliminated a prior non-recourse provision applicable to non-possessory pledges (which allowed the creation of a pledge over all the assets used in the main business activity of the debtor, but limited recourse to the applicable collateral) and collateral trusts, to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to repay secured obligations.

Bankruptcy Law

The Mexican Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy.

Only IPAB or the CNBV may demand the declaration of insolvency of banking institutions, including Banco Santander Mexico.  In the case of banking institutions, such as Banco Santander Mexico, with the declaration of bankruptcy (concurso mercantil) the judicial procedure is initiated in the bankruptcy phase and not, as in common procedures, in the conciliatory phase.  The bankruptcy of a Mexican bank is viewed as an extreme measure (because it results in a liquidation and dissolution), which has not been resorted to in practice, and is preceded by a number of measures that seek to avoid it, such as precautionary measures taken by the CNBV, facilities made available by IPAB and an intervention led by the CNBV.  Upon filing of the application for the declaration of insolvency, banking institutions must cease operations and suspend payment of all obligations.

The Mexican Bankruptcy Law establishes precise rules that determine when a debtor is in general default in its payment obligations.  The principal indications are failure by a debtor to comply with its payment obligations in respect of two or more creditors, and the existence of any of the following two conditions: (i) 35.0% or more of a debtor’s outstanding liabilities are 30 days past due; or (ii) the debtor fails to have certain specifically defined liquid assets and receivables to cover at least 80.0% of its obligations which are due and payable.

The law provides for the use and training of experts in the field of insolvency and the creation of an entity to coordinate their efforts.  Such experts include the intervenor (interventor), conciliator (conciliador) and receiver (síndico).  The IPAB acts as the liquidator and receiver and the CONDUSEF may appoint up to three intervenors.

On the date the insolvency judgment is entered, all peso-denominated obligations are converted into UDIs, and foreign currency-denominated obligations are converted into pesos at the rate of exchange for that date and then converted into UDIs.  Only creditors with a perfected security interest (i.e., mortgage, pledge or security trust) continue to accrue interest on their loans.  The Mexican Bankruptcy Law mandates the netting of derivative transactions upon the declaration of insolvency.

The Mexican Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency.  This period is referred to as the retroactivity period.  Nevertheless, upon the reasoned request of the conciliator, the intervenors, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

In December 2007, the Mexican Bankruptcy Law was amended to incorporate provisions relating to pre-agreed insolvency proceedings, frequently used in other jurisdictions, that permit debtors and creditors to agree upon the terms of a restructuring and thereafter file, as a means to obtain the judicial recognition of a restructuring reached on an out-of-court basis.  This also provides protection against dissident minority creditors.

Deregulation of Lending Entities and Activities

In July 2006, the Mexican Congress enacted reforms to the General Law of Auxiliary Credit Organizations and Activities, the Mexican Banking Law and the Foreign Investment Law (Ley de Inversión Extranjera), with the objective of creating a new type of financial entity called multiple purpose financial entities (sociedad financiera de objeto múltiple, or Sofom) (the “Sofom Amendments”).  The Sofom Amendments were published in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 18, 2006.

The main purpose of the Sofom Amendments is to deregulate lending activities, including financial leasing and factoring activities.  Sofomes are Mexican corporations (sociedades anónimas) that expressly include as their main corporate purpose in their bylaws, engaging in lending and/or financial leasing and/or factoring services.  Pursuant to the Sofom Amendments, the SHCP has ceased to authorize the creation of new Sofoles, and all existing Sofol authorizations will automatically terminate on July 19, 2013.  On or prior to that date, existing Sofoles must cease operating as a Sofol.  Failure to comply with this requirement will result in dissolution or liquidation of the Sofol.  Existing Sofoles also have the option of converting to Sofomes or otherwise extending their corporate purposes to include activities carried out by Sofomes.

Among others, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution will be regulated and supervised by the CNBV, and will be required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, write-offs and assignment provisions, as well as reporting obligations.  Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.” Non-regulated Sofomes are not subject to the supervision of the CNBV.

Sofomes (regulated or non-regulated) will be subject to the supervision of the CONDUSEF as is the case with any other financial entity.

The Sofom Amendments also eliminated the restrictions on foreign equity investment applicable to Sofoles, financial leasing and factoring companies, which until the Sofom Amendments became effective, was limited to 49.0%.  Accordingly, the Sofom Amendments may result in an increase in competition in the financial services industry, from foreign financial institutions.

The Mexican Securities Market Law

The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted by the CNBV with the approval of its Governing Board.  In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law.  See “Item 9. The Offer and Listing—C. Markets—The Mexican Securities Market.”

Insurance System

The Mexican insurance system is governed by the Insurance Companies Law, the Bonding Companies Law, the Insurance Contract Law (Ley Sobre el Contrato de Seguro) and other regulatory provisions issued by the SHCP and the CNSF.  Insurance companies require the authorization of the SHCP for their incorporation.  The authorization shall include the specific sector in which the insurance company will conduct business, including life, health care, property and casualty, civil and professional liability, among others.  The SHCP may also grant authorization to perform reinsurance and co-insurance activities.  Insurance companies are subject to stringent capital adequacy and investment rules, compliance with which is verified by the CNSF.  These rules determine the type of assets into which insurance companies may invest, as well as the minimum amount of capital required to be maintained by such entities.  Also, insurance companies are required to maintain technical reserves as protection against risks, which help such entities to maintain adequate liquidity levels.

The regulation and surveillance powers of the CNSF grant this entity the authority to verify compliance with the various financial and technical actuarial regulations, as well as with other corporate governance principles.

Retirement Savings System

The Retirement Savings Systems Law (Ley de los Sistemas de Ahorro para el Retiro) established the Afore pension system.  Among other economic benefits and other services to be provided to participants in the retirement savings system, the Retirement Savings Systems Law provides that each employee may establish an independent retirement account, which is to be managed by an approved Afore.  Under this system, employees, employers and the government are required to make contributions to the independent retirement accounts maintained by each employee.  In addition to the mandatory contributions, employees are allowed to make voluntary contributions to their independent retirement accounts.  Pursuant to the Retirement Savings Systems Law, the main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds (Siefores), (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker.

Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

Amendments to Financial Regulations Impacting Banks

The Mexican financial system has continued to advance in recent years, consistent with demands from regulators and market participants, developments in other jurisdictions and to address systemic issues resulting from the global financial crisis.  In particular, in June 2007, a new Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros) was approved, which granted the Mexican Central Bank authority to regulate interest rates and fees and the terms of disclosure of fees charged by banks to their customers.

Even though the recent global financial crisis did not affect Mexican banks directly, many Mexican corporations were affected, primarily by having engaged in foreign-currency linked derivative transactions, which increased exposures substantially as a result of the devaluation of the peso, triggering a new regulation issued by the CNBV that seeks to improve disclosure standards as they relate to derivative transactions.

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) that protects personal data collected, recently became effective.  Under such law, we are required to ensure the confidentiality of information received from clients.  No assurances may be given as to how such law will be interpreted.  However, if strictly interpreted and enforced, we may be subject to fines and penalties in the event of violations to the provisions of such law.

On November 28, 2012, the General Rules Applicable to Brokerage Firms and Credit Institutions with respect to Investment Services (Disposiciones de Carácter General Aplicables a las Casas de Bolsa e Instituciones de Crédito en Materia de Servicios de Inversión, or the Investment Services Rules) were published in the Official Gazette of the Federation, and shall become effective on August 29, 2013.  The purpose of the Investment Services Rules, among others, is to identify the different types of investment services that may be offered by banks and brokerage firms, including a distinction between advisory and non-advisory services, to charge such entities with obligations to evaluate each client’s and each product’s investment profile, and to establish a presumption in favor of their clients that all investment transactions resulting from personalized investment recommendations or advice issued by the bank or the brokerage firm.

In accordance with the Investment Services Rules, banks and brokerage firms rendering advisory services in connection with investments shall ensure that any advice, recommendation or suggestion given to the client is reasonable for such client, and consistent with the client’s investment profile.

The Investment Services Rules establish an obligation for banks and brokerage firms to create a committee which shall be responsible for the analysis of financial products (the “Analysis Committee”) offered by such entities, and whose members shall be independent from the structuring area of the relevant entity.  The Analysis Committee shall have the following functions, among others:

•	to approve and determine investment profiles for each financial product;

•	to determine the guidelines and limits for the composition of investment portfolios;

•
to authorize the offering or the acquisition of new financial products under investment advisory services, taking into consideration the information available in the market or the particular risks of such financial products;

•	to approve the investment services guidelines.

Such Analysis Committee shall maintain minutes for each committee meeting held together with the relevant presentations, which documentation shall be kept by the entity and made available to the CNBV for at least 5 years.

In addition, the Analysis Committee shall approve, prior to its delivery, all information given to any client regarding any investment recommendation, which information shall include at least the prospectus or memorandum describing the relevant securities or offering.

The Investment Services Rules also provide that the board of directors of the relevant bank or brokerage firm shall approve the policies and guidelines required for each entity to:

•	approve the terms and policies for such financial institutions to make the assessment of the client profile;

•	carry out the analysis of the financial products to be offered by the clients;

•	comply with the evaluation of the “reasonableness” of recommendations, required to render advisory investment services; and

•	define the acting parameters to be considered by the individuals providing the investment services.

Such policies and guidelines must be submitted to the CNBV within 10 days from its approval date, and the CNBV may order the relevant entity to incorporate corrections in order to make them consistent with the Investment Services Rules.

The Investment Services Rules provide that each bank and brokerage firm must appoint an officer to verify compliance of each firm with the Investment Services Rules.

Supervision and Regulation

Introduction

Our operation is primarily regulated by the Mexican Financial Groups Law and the rules and regulations issued by the SHCP, the CNBV and the Mexican Central Bank.  The operations of our financial subsidiaries are primarily regulated by the Mexican Banking Law, the Mexican Securities Market Law, the Mexican Mutual Funds Law (Ley de Sociedades de Inversión) and the rules issued thereunder by the SHCP and the CNBV, as well as rules issued by the Mexican Central Bank and the IPAB.  The authorities that supervise our financial subsidiaries’ operations are the SHCP, the Mexican Central Bank and the CNBV.

Incorporation of a Financial Group and Subsidiaries

Financial groups are integrated by a number of financial operating entities controlled by a financial services holding company, such as Grupo Financiero Santander Mexico.  Such financial operating entities may include banks, brokerage firms, insurance companies, bonding companies, mutual fund operators, mutual funds, auxiliary credit organizations (such as factoring, financial leasing and bond-warehousing companies), Sofoles, Sofomes, foreign exchange service providers and retirement fund administrators.  Financial groups may be comprised by a financial services holding company and any two financial institutions (which may be of the same type of financial institution), provided that a financial group may not be comprised solely by the holding company and two Sofomes and two insurance companies shall be counted as one entity for purposes of the number of entities to form a financial group.

Entities of the same financial group are allowed to (i) act jointly before the public, offer complementary services and publicly act as part of the same financial group; (ii) use similar corporate names; and (iii) conduct their activities in the offices and branches of members of the same financial group.

Pursuant to the Mexican Financial Groups Law, the incorporation of a financial group requires an authorization by the SHCP.  The SHCP may grant or deny such authorization at its own discretion, taking into consideration the opinion of the Mexican Central Bank and the opinion of the CNBV.

The corporate purpose of a financial group’s holding company is to acquire and manage the shares issued by the financial services subsidiaries of the holding company.  In no case shall the financial services holding company perform or execute any of the financial activities authorized to the entities that comprise the financial group.

Financial services holding companies shall at all times own at least 51.0% of the voting shares representing the paid-in capital of each of the financial services companies that comprise the financial group.  Additionally, financial services holding companies may appoint the majority of the members of the Board of Directors of each of its controlled subsidiaries.

The financial services holding company’s bylaws, the Statutory Responsibility Agreement (described below), and any other amendment to such documents, shall be submitted to the approval of the SHCP, which may grant or deny such authorization, taking into consideration the opinion of the Mexican Central Bank and, as the case may be, the opinion of the CNBV or the CNSF.

Limitations on Investments in Other Entities

Under the Mexican Financial Groups Law, subsidiaries of a financial services holding company shall not own more than 1.0% of the capital stock of another Mexican financial institution, any shares of the capital stock of their own holding company, of other subsidiaries of their financial services holding company or of entities that are shareholders of the holding company or of other subsidiaries of their financial services holding company.  In addition, entities member of a financial group may not extend credit in connection with the acquisition of their capital stock, the capital stock of their financial services holding company or the capital stock of other subsidiaries of their financial services holding company.  Without the prior approval of the SHCP (which shall take into consideration the opinions of the Mexican Central Bank and the primary Mexican regulatory commission supervising the relevant financial entity), entities member of a financial group may not accept as collateral shares of capital stock of Mexican financial institutions.  Mexican banks may not acquire or receive as collateral certain securities issued by other Mexican banks.  The approval of the SHCP is required prior to acquisition of shares of capital stock of non-Mexican financial entities.

The Mexican Banking Law imposes certain restrictions on investments by Mexican banks, such as our subsidiary Banco Santander Mexico, in equity securities of companies engaged in non-financial activities.  Mexican banks may own equity capital in such companies in accordance with the following guidelines: (i) up to 5.0% of the capital of such companies at any time, without any approval; (ii) more than 5.0% and up to 15.0% of the capital of such companies, for a period not to exceed three years, upon prior authorization of a majority of the members of the bank’s Board of Directors; and (iii) higher percentages and for longer periods, or in companies engaged in new long-

term projects or carrying out development related activities, whether directly or indirectly, with prior authorization of the CNBV.  The total of all such investments (divided considering investments in listed and in non-listed companies) made by a bank may not exceed 30.0% of such bank’s Mexican Tier 1 capital.

A Mexican bank, such as our subsidiary Banco Santander Mexico, requires the prior approval of the CNBV to invest in the capital stock of companies that render auxiliary services to such bank and of companies that hold real estate where the offices of the applicable bank may be located.

Under the Mexican Banking Law, the approval of the CNBV is required prior to the merger of a commercial bank with any other entity taking into consideration the opinion of the Mexican Antitrust Commission (Comisión Federal de Competencia) and the favorable opinion of the Mexican Central Bank.

Financial Groups’ Statutory Responsibility

The Mexican Financial Groups Law requires that each financial services holding company, such as Grupo Financiero Santander Mexico, enter into an agreement with each of its financial services subsidiaries (the “Statutory Responsibility Agreement”), and Grupo Financiero Santander Mexico has entered into such an agreement with its financial services subsidiaries.  Pursuant to such agreement, the financial services holding company is responsible secondarily and without limitation for performance of the obligations incurred by its subsidiaries as a result of the authorized activities of such subsidiaries, and is fully responsible for certain losses of its subsidiaries, up to the total amount of the financial services holding company’s assets.  For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and reserves are less than the subsidiary is required to have under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations.

The financial services holding company has to inform the CNBV of the existence or potential existence of any such obligation or loss.  The financial services holding company would only be liable with respect to the obligations of its financial services subsidiaries fifteen business days after the CNBV (or any other principal regulator) delivers notice of its approval of the enforceability of such obligations.  The financial services holding company responds to the losses of its subsidiaries by making capital contributions to such subsidiaries (no later than 30 days counted from the date the applicable losses shall arise).

In the event of a financial services holding company’s statutory responsibility with respect to a bank, IPAB must determine the amount of the preliminary losses of such bank.  The financial services holding company is required to create a capital reserve for the amount of such losses.  The financial services holding company is also required to guarantee the payment of the bank’s losses that are paid by IPAB pursuant to its law.  Such guarantee may be created over the financial services holding company’s assets or over such company’s shares or those of its subsidiaries.  Pursuant to Article 28 Bis of the Mexican Financial Groups Law, any shareholder of the financial services holding company, due to its holding of the shares, accepts that its shares could be posted as guarantee in favor of IPAB, and that such shares will be transferred to IPAB if the financial services holding company is unable to pay any amounts due to IPAB as a result of the bank’s losses.

A financial services holding company is not allowed to pay any dividends or transfer any monetary benefit to its shareholders as of the date on which IPAB determines the bank’s losses up to the date on which the financial services holding company has paid for the bank’s losses.  No subsidiary is responsible for the losses of the financial services holding company or of the financial services holding company’s subsidiaries.

Liabilities

A financial services holding company may only engage on direct or contingent liabilities, or post its assets as guarantee, in the following cases: (i) with respect to its obligations under the Statutory Responsibility Agreement; (ii) transactions with IPAB and with the protection and security fund provided for in the Mexican Securities Market Law, and (iii) with the authorization of the Mexican Central Bank for the case of subordinated debentures of mandatory conversion and the obtainment of short-term loans.

Supervision and Intervention

A financial services holding company is subject to the supervision of the commission that supervises the most important entity of the financial group, as determined by the SHCP.  We are subject to the supervision of the CNBV, which supervises Banco Santander Mexico.  A financial services holding company’s accounting will be subject to the rules authorized by the corresponding commission.

If, as part of its supervision activities, the corresponding commission determines that a financial services holding company has engaged in irregular activities against the applicable financial regulations, the chairman of such commission may impose the corrective measures it deems necessary.  If such measures are not complied with in the period set for such purposes, the relevant commission may declare the administrative intervention (intervención administrativa) of the financial services holding company.

If, in the opinion of the relevant commission, the irregularities of a financial services holding company affect its stability and solvency, and endanger the interests of the public or its creditors, a managerial intervention (intervención gerencial) can be declared by the chairman of the relevant commission, prior resolution of the governing board.  The chairman will appoint a peremptory manager (interventor-gerente).  The peremptory manager will assume the authority of the Board of Directors.  The peremptory manager will have the authority to represent and manage us with the broadest powers under Mexican law and will not be subject to the Board of Directors or the shareholders’ meeting.  The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Ownership Restrictions; Foreign Financial Affiliates

Ownership of a financial services holding company’s capital stock is no longer limited to specified persons and entities under the Mexican Financial Groups Law.  Financial services holding companies may be formed by a foreign financial institution, as defined in the Mexican Financial Groups Law, with prior authorization from the SHCP.  The capital stock of such a financial services holding company shall be comprised of Series F shares and Series B shares.  Series F shares must represent at all times at least 51% of the issued and outstanding capital stock and may only be owned by a foreign financial institution.  Series F shares may only be transferred with the prior approval of the SHCP, except if such shares are transferred in guarantee or in property to IPAB.  Series B shares can be subscribed by both Mexican and non-Mexican investors, including the relevant foreign financial institution, and may represent up to 49% of the issued and outstanding capital stock.  Our capital stock is divided into Series F shares and Series B shares.

Notwithstanding the above, under the Mexican Financial Groups Law, foreign entities with governmental authority cannot purchase a financial services holding company’s capital stock.  Mexican financial entities, including those that form part of a financial group, cannot purchase a financial services holding company’s capital stock, unless such entities are institutional investors as defined in the Mexican Financial Groups Law.

In addition, pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the SHCP after the acquisition, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 30% or more of our shares, unless any such person or entity (a) obtains the prior approval of the SHCP, and (b) with the approval of the CNBV, undertakes a public tender offer to purchase (x) if the intended acquisition is for shares representing less than 50% plus one of our shares, the greater of an additional 10% of our aggregate outstanding shares or the percentage of additional shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of our shares, 100% of our aggregate outstanding shares.

A holder that acquires shares in violation of the foregoing restrictions, or in violation of the percentage ownership restrictions, will have none of the rights of a shareholder with respect to such shares and will be required to forfeit such shares in accordance with procedures set forth in the Mexican Financial Groups Law and the Mexican Banking Law.

Banking Regulation

The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system.  Banks are required to report regularly to the financial regulatory authorities.  Reports to bank regulators are often supplemented by periodic meetings between senior management of the banks and senior officials of the CNBV.  Banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets.  The CNBV may order a bank to modify and republish such balance sheets.

Additionally, banks must publish on their website, among other information:

•
the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;

•	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their resumes;

•	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;

•	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;

•	any information requested by the CNBV to approve the accounting criteria and special registries;

•	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;

•	the credit rating of their portfolio;

•	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;

•	financial ratios;

•	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and

•	the bank’s bylaws.

The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder.  In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank (Ley del Banco de México) and regulations adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to clients.  Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

Licensing of Banks

Authorization of the Mexican government is required to conduct banking activities.  The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things.  Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of Mexico or transfer of assets or liabilities between branches.

Intervention

The CNBV, with the approval of its Governing Board, may declare the managerial intervention (intervención) of a banking institution pursuant to Articles 138 through 149 of the Mexican Banking Law (a “CNBV Intervention”).  In addition, the Governing Board of IPAB may also appoint a peremptory manager (administrador cautelar) if IPAB provides liquidity, in accordance with applicable law, to a banking institution.

A CNBV Intervention pursuant to Articles 138 through 149 of the Mexican Banking Law will only occur when (i) during a calendar month, the Capital Ratio of a bank is reduced from a level equal to or below the minimum Capital Ratio required under the Mexican Capitalization Requirements, to 50% or less than such minimum Capital Ratio, (ii) the bank does not maintain the minimum Capital Ratio required under the Mexican Capitalization Requirements, (iii) the CNBV, in its sole discretion, determines the existence of irregularities that may affect the stability or solvency of the bank and, as a result, the interests of the public and of the bank’s creditors, and (iv) if the bank (a) does not timely repay loans or debt securities issued, or (b) does not timely pay deposits or clear checks.

The peremptory manager will be appointed by IPAB, if IPAB has granted extraordinary financial support to a bank in accordance with the Mexican Banking Law.  The peremptory manager appointed by IPAB will assume the authority of the Board of Directors and the shareholders.  The peremptory manager will have the authority to represent and manage the bank with the broadest powers under Mexican law, will prepare and submit to IPAB the bank’s budget (for approval), will be authorized to contract liabilities, make investments, undertake acquisitions or dispositions and incur expenses, is authorized to hire and fire personnel and may suspend operations.  The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Revocation of a License; Payment of Guaranteed Obligations

Revocation of Banking License.  In the case that the CNBV revokes a license to be organized and operate as a banking institution, IPAB’s Governing Board will determine the manner under which the corresponding banking institution shall be dissolved and liquidated in accordance with Articles 122 Bis 16 through 122 Bis 29 of the Mexican Banking Law.  In such a case, IPAB’s Governing Board may determine to carry out the liquidation through any or a combination of the following transactions: (i) transfer the liabilities and assets of the banking institution in liquidation to another banking institution directly or indirectly through a trust set up for such purposes; (ii) constitute, organize and manage a new banking institution owned and operated directly by IPAB with the exclusive purpose of transferring the liabilities and assets of the banking institution in liquidation; or (iii) any other alternative that may be determined within the limits and conditions provided by the Mexican Banking Law that IPAB considers as the best and least expensive option to protect the interests of bank depositors.

Causes to Revoke a Banking License.  Following are the events upon which the CNBV may revoke a banking license:

(i)	if a shareholder decision is made to request the revocation;

(ii)	if the banking institution is dissolved or initiates liquidation or bankruptcy procedures (concurso mercantil or quiebra);

(iii)
if the banking institution (a) does not comply with any minimum corrective measures ordered by the CNBV pursuant to Article 134 Bis 1 of the Mexican Banking Law, (b) does not comply with any special corrective measure ordered by the CNBV pursuant to such Article 134 Bis 1, or (c) consistently does not comply with an additional special corrective measure ordered by the CNBV;

(iv)	if the banking institution does not comply with the minimum Capital Ratio required under the Mexican Capitalization Requirements; or

(v)	if the banking institution (a) does not timely repay loans or debt securities issued or (b) does not timely pay deposits or clear checks.

Upon publication of the resolution of the CNBV revoking a banking license in the Official Gazette of the Federation (Diario Oficial de la Federación) and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated.  Upon liquidation or declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all guaranteed obligations of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB Law.

Obligations of a banking institution in liquidation that are not considered “guaranteed obligations” pursuant to the IPAB Law, and that are not effectively transferred out of the insolvent banking institution, will be treated as follows:

(i)	term obligations will become due (including interest accrued);

(ii)
unpaid principal amounts, interest and other amounts due in respect of unsecured obligations denominated in pesos or UDIs (a peso-equivalent unit of account indexed for Mexican inflation) will cease to accrue interest;

(iii)
unpaid principal amounts, interest and other amounts due in respect of unsecured obligations denominated in foreign currencies, regardless of their place of payment, will cease to accrue interest and will be converted into pesos at the prevailing exchange rate determined by the Mexican Central Bank;

(iv)
secured liabilities, regardless of their place of payment will continue to be denominated in the agreed currency, and will continue to accrue ordinary interest, up to an amount of principal and interest equal to the value of the assets securing such obligations;

(v)	obligations subject to a condition precedent, shall be deemed unconditional; and

(vi)
obligations subject to a condition subsequent, shall be treated as if the condition had occurred, and the relevant parties will have no obligation to return the benefits received during the period in which the obligation subsisted.

Liabilities owed by the banking institution in liquidation will be paid in the following order of preference (i) liquid and enforceable labor liabilities, (ii) secured liabilities, (iii) tax liabilities, (iv) liabilities to IPAB, as a result of the partial payment of obligations of the banking institution supported by IPAB in accordance with the Mexican Banking Law, (v) bank deposits, loans and credits as provided by Article 46, Sections I and II of the Mexican Banking Law, to the extent not transferred to another banking institution, as well as any other liabilities in favor of IPAB different from those referred to in clause (iv) above, (vi) any other liabilities other than those referred to in the following clauses, (vii) preferred subordinated debentures, (viii) non-preferred subordinated debentures, and (ix) the remaining amounts, if any, shall be distributed to shareholders.

Financial Support

Determination by the Financial Stability Committee.  The Financial Stability Committee, or FSC, includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB.  In the case that the FSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments’ system to be put at risk, then the FSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered “guaranteed obligations” under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances.  Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

Types of Financial Support.  In the case that the FSC makes the determination referred to in the prior paragraph, then IPAB’s Governing Board will determine the manner according to which the troubled commercial bank will receive financial support, which may be through either of the following options:

(a)
If the FSC determines that the full amount of all of the outstanding liabilities of the relevant troubled bank (guaranteed and non-guaranteed) must be paid, then the financial support may be implemented through (i) capital contributions granted by IPAB in accordance with the Mexican Banking Law, or (ii) credit support granted by IPAB also in accordance with the Mexican Banking Law, and in either case the CNBV shall refrain from revoking the banking license granted to such commercial bank.

(b)
If the FSC determines that less than the full amount of all the outstanding liabilities of the troubled commercial bank (guaranteed and non-guaranteed) must be paid, then the support will consist of transferring the assets and liabilities of such bank to any third party, as set forth in the Mexican Banking Law.

Conditional Management Regime.  As an alternative to revoking the banking license, a new conditional management regime was created, which can be established in respect of commercial banks with a Capital Ratio below the minimum required pursuant to the Mexican Capitalization Requirements.  To adopt this regime, the relevant bank, with prior approval of its shareholders, must voluntarily request from the CNBV the application of the conditional management regime.  To qualify for such regime, the relevant commercial bank should (i) deliver to the CNBV a plan for the reconstitution of its capital, and (ii) transfer at least 75% of its shares to an irrevocable trust.

Banking institutions with a Capital Ratio equal to or below 50% of the minimum Capital Ratio required by the Mexican Capitalization Requirements may not adopt the conditional management regime.

Capitalization and Corrective Measures

The minimum subscribed and paid-in capital for banks is set in accordance with three different components: credit risk, market risk and operational risk.  Pursuant to the Mexican Banking Law and the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under the Mexican Banking Law, as well as those permitted under other laws.

In accordance with the capitalization rules in effect as of January 1, 2013, the minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander Mexico) is 90,000,000 UDIs (approximately Ps.443.5 million as of December 31, 2012).

The Mexican Capitalization Requirements set forth the methodology to determine the net capital (capital neto) relative to market risk, risk-weighted assets and operations risk.  Under the relevant regulations, the CNBV may impose additional capital requirements.  The Mexican Capitalization Requirements provide capitalization standards for Mexican banks similar to international capitalization standards, particularly with respect to the recommendations of the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, which includes the supervisory authorities of twelve major industrial countries.

The General Rules Applicable to Mexican Banks, classify Mexican banks in several categories based on their Capital Ratio.  The corrective measures referred to below are determined based on the following classifications:
Class	Capital ratio and components
Class I	Equal to or greater than 10%, equal to or greater than 0.875 regarding Tier 1 capital 1 and equal to or greater than 1.0625 regarding Tier 1 capital jointly

Class II
Equal to or greater than 8% and less than 10%, equal to or greater than 0.5625 (as a general rule) and less than 0.875 regarding Tier 1 capital 1 and equal to or greater than 0.75 (as a general rule) and less than 1.0625 regarding Tier 1 capital jointly

Class III
Equal to or greater than 7% and less than 8%, equal to or greater than 0.5625 and less than 0.875 regarding Tier 1 capital 1 and equal to or greater than 0.75 and less than 1.0625 regarding Tier 1 capital jointly

Class IV	Equal to or greater than 4.5% and less than 8%, equal to or greater than 0.5625 and less than 0.875 regarding Tier 1 capital 1 and less than 0.75 regarding Tier 1 capital jointly

Class V	Less than 4.5% and less than 0.5625 regarding Tier 1 capital 1

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a minimum Capital Ratio of 10% to avoid the imposition of corrective measures notwithstanding that the minimum required Capital Ratio is 8%.

Aggregate net capital consists of Tier 1 capital (which, in turn, consists of Tier 1 capital 1 and Tier 1 capital 2) and Tier 2 capital.  The Mexican Capitalization Requirements include among the Tier 1 capital 1, mainly, paid-in capital, which represents the most subordinated right to collect in case of liquidation of a credit institution, which are not due and do not grant reimbursement rights, profits (mainly including retained profits), and capital reserves, and subtract from such Tier 1 capital 1, among other things, certain subordinated debt instruments, issued by financial and non-financial entities, securities representing residual parts of portfolio securitization, investments in the equity of venture-capital funds and investments in or credits to related companies, reserves pending creation, loans and other transactions that contravene applicable law, and intangibles (including goodwill).  Tier 1 capital 2 is comprised of preferential shares, regarding which the issuer has the right to cancel the dividend payments, and subordinated debt instruments, which are not subject to a due date or forced conversion, regarding which it is possible to cancel the interest payments and which may become shares of a credit institution or a controlling entity or are subject to cancellation (when capitalization problems arise).

The supplementary part of basic capital (Tier 2) comprises capitalization instruments, as long as such capitalization instruments are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or RNV), are subordinated to deposits and any other debt of the credit institution, do not have any specific guarantee, have a term of at least five years and are convertible into shares at their maturity date, and the general preventive reserves up to an amount that does not exceed 1.25% of weighted assets by credit risk.  These instruments shall be included as capital based on their maturity date: 100% if the due date exceeds five years, 80% if the due date exceeds four years but is less than five years, 60% if the due date exceeds three years but is less than four years, 40% if the due date exceeds two years but is less than three years, 20% if the due date exceeds one year but is less than two years, and 0% if the due date is less than one year.

Every Mexican credit institution must create certain legal reserves (fondo de reserva de capital) that are considered to be part of Tier 1 capital.  Credit institutions must separate and allocate 10% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation).  The remainder of net income, to the extent not distributed to shareholders as dividends, is added to the retained profits account.  Under Mexican law, dividends may not be paid out against the legal reserve. As of December 31, 2012, we and our subsidiaries had set aside an aggregate of Ps.8,918 million in legal reserves (including Ps.291 million in legal reserves for Grupo Financiero Santander Mexico on an individual basis) compared to aggregate paid-in capital without adjustment for inflation of Ps.47,197 million, which includes the paid-in capital of Ps.25,658 million of Grupo Financiero Santander Mexico on an individual basis, in each case as determined in accordance with Mexican Banking GAAP.

The Banking Law and the General Rules Applicable to Mexican Banks establish the minimum corrective and special additional measures that banks must fulfill according to the category in which they were classified based on their capital.  These corrective measures are designed to prevent and, when necessary, correct the operations of the banks that could negatively affect their solvency or financial stability.  The CNBV is required to notify the relevant bank in writing of the corrective measures that it must observe, as well as verify its compliance of corrective measures imposed.  Such corrective measures include:

(a)
requiring the bank to (x) inform the board of directors about the bank’s classification, as well as the causes that motivated such classification, and submit a detailed report containing a comprehensive evaluation of the bank’s financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, (y) include in such report any observations mandated, in accordance with their respective scope of authority, by each of the CNBV and the Mexican Central Bank and (z) report in writing the financial situation to the chief executive officer and chairman of the board of directors of the bank or the board of directors of the bank’s holding company, in the event the bank is part of a financial group;

(b)
requiring the bank’s board of directors to (y) within no more than 15 business days, submit to the CNBV, for its approval, a plan for capital restoration that will result in an increase in its Capital Ratio, which may contemplate a program for improvement in operational efficiency, streamlining costs and increasing profitability, the carrying out of contributions to the capital and limits to the operations that the banks may carry out in compliance with their bylaws, or to the risks derived from such operations.  The capital restoration plan shall be approved by such bank’s board of directors before being presented to the CNBV.  The bank shall determine in the capital restoration plan that, in accordance with this subsection, it must submit, periodic targets, as well as the date in which the capital of such bank will get the capitalization level required in accordance with the applicable provisions.  The CNBV, through its governing board, must resolve all that corresponds to the capital restoration plan that has been presented to them, in a maximum of 60 calendar days from the date the plan was submitted; and (z) comply with the plan within the period specified by the CNBV, which in no case may exceed 270 calendar days starting the day after the bank was notified of the respective approval.  To determine the period for the completion of the restoration plan, the CNBV shall take into consideration the bank’s category, its financial situation, as well as the general conditions prevailing in the financial market.  The CNBV, by agreement of its governing board, may extend the deadline once by a period that will not exceed 90 calendar days.  The CNBV will monitor and verify compliance with the capital restoration plan, without prejudice of the provenance of other corrective measures depending on the category in which the corresponding bank is classified;

(c)
requiring the bank to suspend any payment of dividends to its shareholders, as well as any mechanism or act that involves the transfer of any economic benefits to the shareholders.  If the bank belongs to the holding company, the measure provided in this subsection will apply to the holding company to which the bank belongs, as well as the financial entities or companies that are part of such holding company.  This restriction on the payment of dividends for entities that are part of the same financial group will not apply in the event the dividend is being applied to the capitalization of the bank;

(d)	requiring the bank to suspend any capital stock repurchase programs of the bank and, in the event the bank belongs to a financial group, also the programs of the holding company of such group;

(e)
requiring the bank to postpone or cancel the interest payments on outstanding subordinated debt and, when applicable, defer the payment of the principal or exchange the debt into shares of the bank in the amount necessary to cover the capital deficiency, in advance and proportionately, according to the nature of such obligations.  This corrective measure will be applicable to those obligations that are identified as subordinated debt in their indenture or issuance document;

(f)
requiring the bank to suspend payment of any extraordinary benefits and bonuses that are not a component of the ordinary salary of the chief executive officer or any officer within the next two levels, as well as not granting any new benefits in the future for the chief executive officer and the officers until the bank complies with the minimum levels of capitalization required by the CNBV in accordance with the provisions referred to in Article 50 of the Mexican Banking Law;

(g)	requiring the bank to refrain from increasing outstanding amounts of any credit granted to any individual who is a related party.

Regardless of the Capital Ratio of the banks, the CNBV may order the implementation of additional and special corrective measures.  The additional and special corrective measures that, if applicable, the banks must comply with are: (a) define the concrete actions that it will carry out in order not to deteriorate its Capital Ratio; (b) hire the services of external auditors or any other specialized third person for special audits on specific issues; (c) refrain from agreeing to increases in the salaries and benefits of the officers and employees in general, except for agreed salary revisions and in compliance with labor rights; (d) substitute officers, members of the board or external auditors with appointed persons occupying the respective positions; or (e) undergo other actions or be subject to other limitations as determined by the CNBV, based on the result of its functions of monitoring and inspection, as well as with sound banking and financial practices.

On July 26, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, reached broad agreement on the overall design of a capital and liquidity reform package for internationally active banking organizations around the world, known as Basel III, which includes, among other things, the definition of capital, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  On September 12, 2010, the Basel Committee announced a substantial strengthening of existing capital requirements in connection with Basel III.  The full text of the Basel III rules and the results of a quantitative impact study to determine the effects of the reforms on banking organizations were published on December 16, 2010.

The Basel III rules for capitalization were implemented in Mexico through an amendment to the General Rules Applicable to Mexican Banks published in the Official Gazette of the Federation on November 28, 2012, effective as of January 1, 2013. Banco Santander Mexico currently complies with the minimum capital requirement.

Reserve and Compulsory Deposit Requirements

The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation.  The objective of the Mexican Central Bank’s monetary policy is to maintain the stability of the purchasing power of the Mexican peso and in this context, to maintain a low inflation level.  Given the historic inflation levels in Mexico, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

Under the Law of the Mexican Central Bank, the Mexican Central Bank has the authority to determine the percentage of the liabilities of financial institutions that must be deposited in interest or non-interest-bearing deposits with the Mexican Central Bank (Depósitos de Regulación Monetaria).  These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution.  The Mexican Central Bank also has the authority to order that 100% of the liabilities of Mexican banks resulting from specific funding purposes, or pursuant to special legal regimes, be invested in specific assets created in respect of any such purpose or regime.

The Mexican Central Bank imposes reserve and compulsory deposit requirements on Mexican commercial banks.  Bulletin 36/2008 published on August 1, 2008, stated that the total compulsory reserve deposit required of Mexican commercial banks was Ps.280.0 billion, which had to be deposited in eight installments by eight deposits of Ps.35.0 billion each on August 21 and 28; September 4, 11, 18 and 25; and October 2 and 9, 2008.  The amount of the deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2008.

The compulsory deposit reserves required under the terms of the Bulletin 36/2008 have an indefinite term.  During the time these reserves are maintained on deposit with the Mexican Central Bank, each banking institution receives interest on such deposits every 28 days.  The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposit reserves are suspended or terminated.

Classification of Loans and Allowance for Impairment Losses

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for impairment losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees.  The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio.  Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules.  However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV effective as of January 1, 2012 to use our internal models to determine our allowance for impairment losses as an alternative to the standard generic models developed by the CNBV.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us.  While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for loan losses.  As we describe in note 2.g to our audited financial statements included in this annual report on Form 20-F, we do not use this internal methodology to determine our allowance for impairment losses for our corporate, commercial and financial institution portfolios for the purpose of our IFRS financial statements.

The loan classification and rating rules require that consumer loans to individuals be stratified on a loan-by-loan basis, considering the type of loan, amounts due, the number of unpaid billing periods applicable to the relevant loans, collateral received and other factors that may influence delinquency, on an expected loss basis; and that a statutory percentage be applied to loans that are past due for each level, as a means to create an allowance for impairment losses.  As we describe in note 2.g to our audited financial statements, we estimate our allowance for impairment losses under IFRS using exposure at default, probability of default and loss given default, a method that complies with IAS 39 and differs from the one used under the General Rules Applicable to Mexican Banks.

The allowance for impairment losses created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made.  Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required.  Consumer loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of allowance required (from 0% to 100%); credit card consumer loans may be classified as A, B-1, B-2, C, D or E also depending upon the percentage of allowance required.

Under the loan classification and rating rules, mortgage loans must also be stratified on a loan-by-loan basis, considering the number of unpaid monthly installments applicable to the relevant loans, the current loan-to-value ratio and other factors that may influence the recovery process, on an expected loss basis; and a statutory percentage must be applied to loans that are past due for each level, as a means to create an allowance for impairment losses.  Mortgage loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of allowance for impairment losses required (ranging from 0% to 100%).

The loan classification and rating rules establish the following categories corresponding to levels of risk and applicable allowance for impairment losses and set forth procedures for the grading of commercial loans: A-1, A-2, B-1, B-2, B-3, C-1, C-2, D and E.

The grading of commercial loan portfolios is determined by an analysis of the financial risk, industry risk, country risk and the credit experience, which include the following risk factors: financial structure and payment capacity, sources of financing, administration and decision making, integrity of the financial information, market position and the specific collateral or guarantees that cover the credits.  Loans to government entities, such as states and municipalities, must also be graded considering financial risk, historical behavior and credit experience, the specific collateral or guarantees that cover the credits, and other factors established by the CNBV.

The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican federal government) as of the end of each quarter and the classification must be reported to the CNBV.  The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

The allowance for impairment losses is held in a separate account on our balance sheet and all write-offs of uncollectible loans are charged against this allowance.  Mexican banks are required to obtain authorization from their Board of Directors to write-off loans.

The determination of the allowance for impairment losses, particularly for commercial loans, requires management’s judgment.  The allowance for impairment losses calculation that results from using the estimated and prescribed loss percentages may not be indicative of future losses.  Differences between the estimate of the allowance for impairment losses and the actual loss will be reflected in our financial statements at the time of charge-off.

The IFRS allowance for impairment losses requirements differs in certain significant respects from the allowance for impairment losses requirements under Mexican Banking GAAP.  Under IFRS, we estimate the impairment of loans and receivables using an incurred loss model, which is based on our historical experience of impairment and other circumstances known at the time of assessment.  Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses are determined using prescribed formulas that are based primarily on an expected losses model.  The expected loss model formulas are developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience.  Furthermore, the risk weighting of assets under IFRS is determined using the most important factors that contribute to explaining the situation of the portfolio whereas risk weighting of assets under Mexican Banking GAAP is determined by the CNBV based on market experience during an observation period.

Liquidity Requirements for Foreign Currency-Denominated Liabilities

Pursuant to regulations of the Mexican Central Bank, the total amount of maturity-adjusted (by applying a factor, depending upon the maturity of the relevant liability) net liabilities denominated or indexed to foreign currencies that Mexican banks, their subsidiaries or their foreign agencies or branches may maintain (calculated daily), is limited to 1.83 times the amount of their Tier 1 capital.  To calculate such limit, maturity-adjusted foreign currency-denominated or indexed assets (including liquid assets, assets with a maturity of less than one year, short term derivatives and spot foreign exchange transactions) are subtracted from maturity-adjusted foreign currency-denominated or indexed liabilities, and the aforementioned factor is applied to the resulting amount.

The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets).  These permitted liquid assets include, among others:

•	United States dollar-denominated cash or cash denominated in any other currency freely convertible;

•	deposits with the Mexican Central Bank;

•
treasury bills, treasury bonds and treasury notes issued by the United States government or debt certificates issued by agencies of the United States government, which have the unconditional guarantee of the United States government;

•	demand deposits or one to seven-day deposits in foreign financial institutions rated at least P-2 by Moody’s Investors Service, Inc., or Moody’s, or A-2 by Standard & Poor’s Rating Services, or S&P;

•	investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and

•	unused lines of credit granted by foreign financial institutions rated at least P-2 by Moody’s or A-2 by S&P, subject to certain requirements.

Such liquid assets may not be posted as collateral, lent or be subject to repurchase transactions or any other similar transactions that may limit their transferability.

Banco Santander Mexico is in compliance with the applicable reserve requirement and liquidity coefficients in all material aspects.

Lending Limits

In accordance with the General Rules Applicable to Mexican Banks, limits relating to the diversification of a bank’s lending transactions are determined in accordance with the bank’s compliance with Mexican Capitalization Requirements.  For a bank with:

•
a Capital Ratio greater than 8.0% and up to 9.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank, is limited to 12.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 9.0% and up to 10.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 15.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 10.0% and up to 12.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 25.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 12.0% and up to 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 30.0% of the bank’s Tier 1 capital; and

•	a Capital Ratio greater than 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 40.0% of the bank’s Tier 1 capital.

These lending limits are required to be measured on a quarterly basis.  The CNBV has discretion to reduce the aforementioned limits, if internal control systems or the risk management of the bank is inadequate.

The following financings are exempt from these lending limits:  (i) financings guaranteed by unconditional and irrevocable security interests or guarantees, that may be enforced immediately and without judicial action, granted by foreign financial institutions with investment grade ratings and established in a country member of the European Union or the Organization for Economic Cooperation and Development (which guarantees must be accompanied with a legal opinion as to their enforceability), (ii) securities issued by the Mexican government and financings made to the Mexican government, Mexican local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, the IPAB and development banks guaranteed by the Mexican government, and (iii) cash (transferred to the bank lender under a deposit that may be freely disposed of by the lender).  However, such financings may not exceed 100% of a bank’s Tier 1 capital.

Likewise, financings granted to Sofomes for which the bank owns at least 99% of its capital stock, are exempted from the aforementioned limits, but such financings may not exceed 100% of a bank’s Tier 1 capital; in turn, the controlled Sofomes maintain or grant financing (regardless of the origin of the resources) to a person or a group of persons representing common risk, such financing shall comply with the aforementioned limits.

The aggregate amount of financings granted to the three largest borrowers of a bank may not exceed 100.0% of the bank’s Tier 1 capital.

Banks are required to disclose, in the notes to their financial statements for Mexican Banking GAAP purposes, (i) the number and amount of financings that exceed 10.0% of Tier 1 capital, and (ii) the aggregate amount of financings made to their three largest borrowers.

Funding Limits

In accordance with the General Rules Applicable to Mexican Banks, Mexican banks are required to diversify their funding risks.  In particular, a Mexican bank is required to notify the CNBV, on the business day following the occurrence of the event, in the event it receives funds from a person or a group of persons acting in concert that represent in one or more funding transactions more than 100% of such bank’s Tier 1 capital.  None of the liabilities of Banco Santander Mexico to a person or group of persons exceeds the 100% threshold.

Related Party Loans

Pursuant to the Mexican Banking Law, the total amount of the transactions with related parties may not exceed 50% of the bank’s Tier 1 capital.  For the case of loans and revocable credits, only the disposed amount will be counted.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loans to Related Parties.”

The General Rules Applicable to Mexican Banks establish that the aggregate amount of operations subject to credit risk relating to relevant related parties shall not exceed 25% of the bank’s Tier 1 capital corresponding to the immediately preceding month. If the amount exceeds 25%, then the excess must be subtracted in order to determine Tier 1 capital.

On a monthly basis, we monitor and implement controls relating to the consumption of both the 50% and 25% limits in order to ensure strict compliance with the abovementioned regulations.

Foreign Currency Transactions

Mexican Central Bank regulations govern transactions by banks denominated in foreign currencies.  Mexican banks may, without any specific additional approval, engage in spot, foreign exchange transactions (i.e., transactions having a maturity not exceeding four business days).  Other foreign currency transactions are deemed derivative transactions and require approvals as discussed below.  At the end of each trading day, banks are generally obligated to maintain a balanced foreign currency position (both in the aggregate and by currency).  However, short and long positions are permitted in the aggregate, so long as such positions do not exceed 15% of a bank’s Tier 1 capital.  In addition, Mexican banks must maintain liquid assets, prescribed by regulations issued by the Mexican Central Bank, in connection with maturities of obligations denominated in foreign currencies (as discussed under “—Liquidity Requirements for Foreign Currency-Denominated Liabilities” above).

Derivative Transactions

The Mexican Central Bank has issued rules that apply to derivative transactions entered into by Mexican banks.  Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

•	specific shares, groups of shares or securities referenced to shares; that are listed in a securities exchange;

•	stock exchange indexes;

•	Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation);

•	inflation indexes;

•	gold or silver;

•	wheat, corn, soybean and sugar;

•	swine meat;

•	natural gas;

•	aluminum and copper;

•	rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste;

•	nominal or real interest rates with respect to any debt instrument;

•	loans or other advances; and

•	futures, options and swaps with respect to the underlying assets mentioned above.

Mexican banks require an express general approval, issued in writing by the Mexican Central Bank, to enter into, as so-called intermediaries, derivative transactions, with respect to each class or type of derivative.  Mexican banks that have not received the relevant general approval would require a specific approval from the Mexican Central Bank to enter into such derivative transactions (or even if in possession of such general approval, to enter into derivative transactions with underlying assets different from the assets specified above).  Mexican banks may, however, enter into derivatives without the authorization of the Mexican Central Bank, if the exclusive purpose of such derivatives is to hedge the relevant bank’s existing risks.  Authorizations may be revoked if, among other things, the applicable Mexican bank fails to comply with Mexican Capitalization Requirements, does not timely comply with reporting requirements, or enters into transactions that contravene applicable law or sound market practices.

Banks that execute derivative transactions with related parties or with respect to underlying assets of which the issuer or debtor are related parties, shall comply with the corresponding limits set forth in the Mexican Banking Law in respect of related party transactions.

Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio.  Derivative transactions that are entered into in over-the-counter (OTC) markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofoles, and any other counterpart authorized by the Mexican Central Bank.  Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee.  Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party.  Derivatives must be entered into pursuant to master agreements that must include international terms and guidelines, such as ISDA master agreements and master agreements approved for the domestic market.

Banco Santander Mexico has received approval from the Mexican Central Bank to engage in swaps, forwards and options related to stocks, indices, currencies and interest rates.

Restrictions on Liens and Guarantees

Under the Mexican Banking Law, banks are specifically prohibited from (i) pledging their securities or other assets as collateral, except (a) if the Mexican Central Bank or the CNBV so authorizes, including as described above with respect to derivative transactions, or (b) for obligations in favor of the Mexican Central Bank, IPAB, Mexican development banks or governmental trusts, and (ii) guaranteeing the obligations of third parties, except, generally, in connection with letters of credit and bankers’ acceptances.

Bank Secrecy Provisions; Credit Bureaus

Pursuant to the Mexican Banking Law, a Mexican bank may not provide any information relating to the identity of its customers or specific deposits, services or any other banking transactions (including loans) to any third parties (including any purchaser, underwriter or broker, or holder of any of the bank’s securities), other than (i) the depositor, debtor, accountholder or beneficiary and their legal representatives or attorneys-in-fact, (ii) judicial authorities in trial proceedings in which the accountholder is a party or defendant, (iii) the Mexican federal tax authorities for tax purposes, (iv) the SHCP for purposes of the implementation of measures and procedures to prevent terrorism and money laundering, (v) the Federal Auditor (Auditoría Superior de la Federación), to exercise its supervisory authority, (vi) the supervisory unit of the Federal Electoral Agency, and (vii) the federal attorney general’s office (Procuraduría General de la República) for purposes of criminal proceedings, among others.  In most cases, the information needs to be requested through the CNBV.

The CNBV is authorized to furnish foreign financial authorities with certain protected information under the Mexican bank secrecy laws, provided that an agreement must be in effect between the CNBV and such authority for the reciprocal exchange of information.  The CNBV must abstain from furnishing information to foreign financial authorities if, in its sole discretion, such information may be used for purposes other than financial supervision, or by reason of public order, national security or any other cause set forth in the relevant agreement.

Banks and other financial entities are allowed to provide credit-related information to duly authorized Mexican credit bureaus.

Money Laundering Regulations

Mexico has in effect rules relating to money laundering; the most recent set of rules have been in effect since April 21, 2009 and have subsequently been amended (the “Money Laundering Rules”).

Under the Money Laundering Rules, our subsidiaries operating in the financial sector are required to satisfy various requirements, including:

•
the establishment and implementation of procedures and policies, including client identification and know-your-customer policies, to prevent and detect actions, omissions or transactions that might favor, assist or cooperate in any manner with terrorism or money laundering activities (as defined in the Mexican Federal Criminal Code (Código Penal Federal));

•	implementing procedures for detecting relevant, unusual and suspicious transactions (as defined in the Money Laundering Rules);

•	reporting of relevant, unusual and suspicious transactions to the SHCP, through the CNBV; and

•
the establishment of a communication and control committee (which, in turn, must appoint a compliance officer) in charge of, among other matters, supervising compliance with anti-money laundering provisions.

Our subsidiaries operating in the financial sector are also required to organize and maintain a file before opening an account or entering into any kind of transaction, for the identification of each client (each, an “Identification File”).

An individual’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) full name, (ii) date of birth, (iii) nationality and country of birth, (iv) tax identification number and the certificate evidencing the tax identification number issued by the SHCP or the population registry identification number and evidence thereof issued by the Ministry of Interior, as the case may be, (v) occupation, profession, main activity or line of business, (vi) complete domicile (including telephone number), (vii) e-mail address, if any, and (viii) advanced electronic signature series number, when applicable.

An entity’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) corporate name, (ii) domicile, (iii) nationality, (iv) name of the sole administrator, the members of the Board of Directors, the general manager or any relevant attorney-in-fact, (v) main activity or line of business, (vi) tax identification number and the certificate evidencing the tax identification number issued by the SHCP, (vii) advanced electronic signature series number, when applicable, and (viii) copy of the public deed containing its constitutive documents.

Identification Files shall be maintained for the complete duration of the corresponding agreement entered into with such client, and for a minimum term of ten years from the date such agreement is terminated.

Under the Money Laundering Rules, our subsidiaries operating in the financial sector must provide to the SHCP, through the CNBV, (i) quarterly reports (within ten business days from the end of each quarter) with respect to transactions equal to, or exceeding, U.S.$10,000, (ii) monthly reports (within 15 business days from the end of the month) with respect to international funds transfers, received or sent by a client, with respect to transactions equal to, or exceeding, U.S.$10,000, (iii) reports of unusual transactions, within 60 calendar days counted from the date an unusual transaction is detected by our financial subsidiaries’ systems, and (iv) periodic reports of suspicious transactions, within 60 calendar days counted from the date the suspicious transaction is detected.

In June 2010 new regulations were issued by the SHCP, as amended in September and December 2010 and August 2011, which restrict cash transactions denominated in U.S. dollars that may be entered into by Mexican banks.  Pursuant to such regulations, Mexican banks are not permitted to receive physical cash amounts, in U.S. dollars, from individuals in excess of U.S.$4,000 per month for deposits.  Mexican banks are also not permitted to receive physical cash amounts, in U.S. dollars, from their corporate clients, except in very limited circumstances.

Also, Mexican banks are not permitted to receive physical cash amounts, in U.S. dollars, from individuals, in excess of U.S.$300 per day for individual foreign exchange transactions.  In each case, the monthly amount per individual for such transactions cannot exceed U.S.$1,500.

In addition, the newly enacted regulations set forth certain reporting obligations for Mexican banks regarding their U.S. dollar cash transactions, to the SHCP (through the CNBV).

On October 17, 2012, the Federal Law to Prevent and Identify Transactions with Illegal Proceeds (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita) was published in the Official Gazette of the Federation, (the “New Money Laundering Law”). The New Money Laundering Law will become effective on July 17, 2013. Under such law, our subsidiaries operating in the financial sector will be required to satisfy the following requirements:

•
the establishment and implementation of policies and procedures, including client identification and know-your-customer policies, to prevent and detect actions, omissions or transactions that might favor, assist or cooperate in any manner with terrorism or money laundering activities;

•	the reporting of relevant, unusual and suspicious transactions to the SHCP, through the CNBV; and

•	the maintenance of information and documentation regarding the client identification, as well as of relevant, unusual and suspicious transactions, for at least 10 years;

Rules on Interest Rates

Mexican Central Bank regulations limit the number of reference rates that may be used by Mexican banks as a basis for determining interest rates on loans.  For peso-denominated loans, banks may choose any of a fixed rate, the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE), Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate, CCP (costo de captación promedio a plazo), the rate determined by the Mexican Central Bank as applied to loans funded by or discounted with NAFIN, the rate agreed upon with development banks in loans funded or discounted with them, the weighted bank funding rate (tasa ponderada de fondeo bancario) and the weighted governmental funding rate (tasa ponderada de fondeo gubernamental).  For UDI-denominated loans, the reference rate is the UDIBONOS.  For foreign currency-denominated loans, banks may choose any of a fixed rate or floating market reference rates that are not unilaterally determined by a financial institution, including LIBOR or the rate agreed upon with international or national development banks or funds, for loans funded by or discounted with such banks or funds.  For dollar-denominated loans, banks may choose either a fixed rate or any of the rates referred to in the prior sentence or CCP-Dollars, as calculated and published in the Official Gazette of the Federation by the Mexican Central Bank.

The rules also provide that only one reference rate can be used for each transaction and that no alternative reference rate is permitted, unless the selected reference rate is discontinued, in which event a substitute reference rate may be established.  A rate, or the mechanism to determine a rate, may not be modified unilaterally by a bank.  Rates must be calculated annually, based upon 360-day periods.

On November 11, 2010, the Mexican Central Bank published new rules that regulate the issuance and use of credit cards.  Such rules standardize the regulations and forms that enable card holders to authorize charges for recurrent payments relating to goods and services and standardize the procedures for objecting to improper charges and cancelling such services quickly and securely.  The rules also establish the way in which credit card issuers shall determine the amount of the minimum payment in each period by means of a formula that favors payment of a part of the principal at the time of each minimum payment, with the aim of achieving payment of debts within a reasonable time period.  Such rules also include certain protection provisions for card users in case of theft or loss of their credit cards, the creation of incentives to credit card issuers to adopt additional measures to reduce risks derived from use of credit cards in internet transactions and the wrongful use of information contained in credit cards.  These rules did not have a material impact on our operations or financial condition.

Fees

Under Mexican Central Bank regulations, Mexican banks, Sofoles and Sofomes may not, in respect of loans, deposits or other forms of funding and services with their respective clients, among others (i) charge fees that are not included in their respective, publicly disclosed, aggregate annual cost (costo anual total), (ii) charge alternative fees, except if the fee charged is the lower fee, and (iii) charge fees for the cancellation of credit cards issued.  In addition, among other things, Mexican banks may not (i) charge simultaneous fees, in respect of demand deposits, for account management and relating to not maintaining minimum amounts, (ii) charge fees for returned checks received for deposit in a deposit account or as payment for loans granted, (iii) charge fees for cancellation of deposit accounts, debit or teller cards, or the use of electronic banking services, or (iv) charge different fees depending upon the amount of a money transfer.  Under the regulations, fees arising from the use of ATMs must be disclosed to users.

Mexican banks, Sofoles and Sofomes operating or permitting customers to use ATMs must choose between two options for charging fees to clients withdrawing cash or requesting balances: (i) specifying a fee for the relevant transactions, in which case, Mexican banks, Sofoles and Sofomes issuing credit or debit cards may not charge cardholders any additional fee (credit or debit card issuers are entitled to charge operators the respective fee), or (ii) permit credit card or debit card issuers to charge a fee to clients, in which case, banks, Sofoles and Sofomes may not charge additional fees to clients.

The Mexican Central Bank, on its own initiative or as per request from CONDUSEF, banks, Sofoles or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks, Sofoles or Sofomes in performing financial operations.  The Mexican Central Bank must obtain the opinion of the Federal Antitrust Commission (Comisión Federal de Competencia) in carrying out this assessment.  The Mexican Central Bank may take measures to address these issues.

IPAB

The IPAB Law, which became effective January 20, 1999, provides for the creation, organization and functions of IPAB, the Mexican bank savings protection agency.  IPAB is a decentralized public entity that regulates the financial support granted to banks for the protection of bank deposits and other bank credits.

Only in exceptional cases may IPAB grant financial support to banking institutions.

According to the IPAB Law, banks must provide the information required by IPAB for the assessment of their financial situation and notify IPAB about any event that could affect their financial stability.  The IPAB Law expressly excludes the release of such data from bank secrecy provisions contained in the Mexican Banking Law and expressly provides that IPAB and the CNBV can share information databases of banks.

IPAB will manage and sell the loans, rights, shares and any other assets that it acquires to perform its activity according to the IPAB Law, to maximize their recovery value.  IPAB must ensure that the sale of such assets is made through open and public procedures.  The Mexican President is required to present annually a report to Congress prepared by IPAB with a detailed account of the transactions conducted by IPAB in the prior year.

IPAB has a governing board of seven members: (i) the Minister of Finance and Public Credit, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of Mexico, with the approval of two-thirds of the Senate.

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank.  IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative.  IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$150,384 as of December 31, 2012), per person per bank.

Banks have the obligation to pay IPAB ordinary and extraordinary contributions as determined from time to time by the Governing Board of IPAB.  Under the IPAB Law, banks are required to make monthly ordinary contributions to IPAB, equal to 1⁄12 of 0.004% multiplied by the average of the daily outstanding liabilities of the respective bank in a specific month, less (i) holdings of term bonds issued by other commercial banks; (ii) financing granted to other commercial banks; (iii) financing granted by IPAB; (iv) subordinated debentures that are mandatorily convertible in shares representing the capital stock of the banking institution; and (v) restricted assets and liabilities resulting from the repurchase transactions (reportos) and lending of securities with the same counterparty, pursuant to the provisions issued by IPAB.

IPAB’s Governing Board also has the authority to impose extraordinary contributions in the case that, given the conditions of the Mexican financial system, IPAB does not have available sufficient funds to comply with its obligations.  The determination of the extraordinary contributions is subject to the following limitations: (i) may not exceed, on an annual basis, the amount equivalent to 0.003% multiplied by the total amount of the liabilities outstanding of the banking institutions that are subject to IPAB ordinary contributions; and (ii) the aggregate amount of the ordinary and extraordinary contributions may not exceed, in any event, on an annual basis, an amount equivalent to 0.008% multiplied by the total amount of a bank’s liabilities subject to IPAB contributions.

The Mexican Congress allocates funds to IPAB on a yearly basis to manage and service IPAB’s liabilities.  In emergency situations, IPAB is authorized to incur additional financing every three years in an amount not to exceed 6% of the total liabilities of certain Mexican banks as determined by the CNBV.

Law for the Protection and Defense of Financial Services Users

A Law for the Protection and Defense of Financial Services Users is in effect in Mexico.  The purpose of this law is to protect and defend the rights and interests of users of financial services.  To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines).  CONDUSEF acts as arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions.  Banco Santander Mexico and its subsidiaries must submit to CONDUSEF’s jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF’s jurisdiction in all arbitration proceedings that may be brought before it.  The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by clients.  Our financial subsidiaries maintain such a unit.

CONDUSEF maintains a Registry of Financial Service Providers (Registro de Prestadores de Servicios Financieros), in which all financial services providers must be registered, that assists CONDUSEF in the performance of its activities.  CONDUSEF is required to publicly disclose the products and services offered by financial service providers, including interest rates.  To satisfy this duty, CONDUSEF has wide authority to request any and all necessary information from financial institutions.  Furthermore, CONDUSEF may scrutinize banking services provided by approving and supervising the use of standard accession agreements.

Banco Santander Mexico and its subsidiaries may be required to provide reserves against contingencies which could arise from proceedings pending before CONDUSEF.  Our financial subsidiaries may also be subject to recommendations by CONDUSEF regarding our standard agreements or information used to provide our services.  Our financial subsidiaries may be subject to coercive measures or sanctions imposed by CONDUSEF.  Our financial subsidiaries are not the subject of any material proceedings before CONDUSEF.

Law for the Transparency and Ordering of Financial Services

The Law for the Transparency and Ordering of Financial Services regulates (i) the fees charged to clients of financial institutions for the use and/or acceptance of means of payment, as with debit cards, credit cards, checks and orders for the transfer of funds, (ii) the fees that financial institutions charge to each other for the use of any payment system, (iii) interest rates that may be charged to clients, and (iv) other aspects related to financial services, all in an effort to make financial services more transparent and protect the interests of the users of such services.  This law grants the Mexican Central Bank the authority to regulate interest rates and fees and establish general guidelines and requirements relating to payment devices and credit card account statements (see “—Rules on Interest Rates” and “—Fees” above).  The Mexican Central Bank has the authority to specify the basis upon which each bank must calculate its aggregate annual cost (costo anual total), which comprises interest rates and fees, on an aggregate basis, charged in respect of loans and other services.  The aggregate annual cost must be publicly disclosed by each bank.  The law also regulates the terms that banks must include in standard accession agreements and the terms of any publicity and of information provided in account statements.  Our subsidiaries operating in the financial sector must inform the Mexican Central Bank of any changes in fees at least 30 calendar days before they become effective.

Law on Transparency and Development of Competition for Secured Credit

On December 30, 2002, the Mexican Congress enacted the Law on Transparency and Development of Competition for Secured Credit (Ley de Transparencia y de Fomento a la Competencia en el Crédito Garantizado, or the Secured Credit Law), as amended on May 25, 2010.  The Secured Credit Law provides a legal framework for financial activities and certain other services performed by private credit institutions (as opposed to governmental entities) in connection with secured loans relating to real property in general and housing in particular (i.e., purchase, construction, restoration or refinancing).  In particular, the Secured Credit Law established specific rules requiring the following: (i) the disclosure of certain information by credit institutions to their clients prior to the execution of the relevant loan agreement, including the disclosure of certain terms relating to interest rates, aggregate costs and expenses payable; (ii) the compliance by credit institutions and borrowers with certain requirements in the application process; (iii) the binding effect of offers made by credit institutions granting secured loans; (iv) the inclusion of mandatory provisions in loan agreements; and (v) the assumption of certain obligations by public officers (or notaries) before whom secured loans are granted.

In addition, the Secured Credit Law seeks to foster competition among credit institutions by permitting security interests underlying a secured loan to survive any refinancing thereof, even if such loans were granted by different credit institutions.  This provision of the Secured Credit Law is designed to reduce expenditures made by borrowers.

Brokerage Firms

Brokerage firms (casas de bolsa) are regulated by, and subject to the supervision of, the CNBV, and are subject to the Mexican Securities Market Law and the General Rules Applicable to Brokerage Firms (Disposiciones de Carácter General Aplicables a las Casas de Bolsa) issued by the CNBV.  Their principal business includes the brokerage, underwriting and intermediation of securities, the sale and trading of securities (either on their own behalf or on behalf of third parties), and the provision of investment and portfolio management advice to their clients.  The CNBV has the power to authorize the incorporation and operation of brokerage firms, with the power to revoke any such authorizations.  Our subsidiary, Casa de Bolsa Santander, operates its business as a brokerage firm, and therefore, is subject to regulation and supervision by the CNBV.

Management of Broker-Dealers

Broker-dealers are managed by a board of directors and by a general director.

The board of directors may have up to 15 members, 25% of which is required to be independent. The board of directors of our broker-dealer has 11 members, 7 of which are independent.

The broker-dealer must also maintain an audit committee.  Our broker-dealer’s audit committee comprises five members, all of whom are independent.

Capitalization

Broker-dealers are required to maintain a minimum capital depending upon their activities.  In addition, broker-dealers must maintain minimum capital levels depending upon market risks, credit risk and operational risk.

If minimum capitalization levels are not maintained, the CNBV may take measures against the applicable broker-dealer, which include (i) suspending the payment of dividends and other distributions to shareholders, (ii) suspending the payment of bonuses and extraordinary compensation to the general director and higher level officers, and (iii) ordering the suspension of activities that may impact the broker-dealer’s capital.

Suspension and Limitations of Activities

The CNBV may suspend or limit the activities of a broker-dealer if (i) internal infrastructure or internal controls are not sufficient for its activities, (ii) it conducts activities different from authorized activities, (iii) it conducts activities affected by conflicts of interest, (iv) undertakes securities transactions on the Mexican Stock Exchange, and (v) transactions are omitted or incorrectly entered into the broker-dealer’s accounting.

In addition, the CNBV may intervene and commence the management of a broker-dealer, if any events affect the broker-dealer that may have an impact on the soundness, solvency or liquidity, or affect the interests of the broker-dealer’s clients.

Revocation of Authorization

The CNBV may revoke the authorization to operate as a broker-dealer if, among other things, (i) the authorization was obtained based upon false documentation or statements, (ii) its capital falls below the regulatory minimum, (iii) provides false or incomplete periodic reports, (iv) fails to duly make accounts entries, (v) fails to comply with applicable law, (vi) a process for its dissolution or liquidation is initiated, or (vii) it is declared bankrupt.

Systems for Handling Orders

Broker-dealers are required to maintain an automatic system to receive, register, assign and execute orders for transactions with securities received by clients.  Such system must distinguish (i) type of client, and (ii) different orders received.  Broker-dealers are required to inform clients their schedules to receive orders and time-periods during which transactions shall remain in effect.

Secrecy

Under the Securities Market Law, broker-dealers may not provide any information in respect of transactions undertaken or services offered, except to the owner or holder of the account, to beneficiaries or their legal representatives, except if required by judicial authorities as a result of an order or to tax authorities, solely for tax purposes.

Traders and Operators

Broker-dealers may only engage in transactions with the public through authorized officers, and only if such officers have passed certain required exams and have been granted sufficient authority, through powers of attorney, by the broker-dealer.

Third-Party Services

Broker-dealers may contract with third parties any of the services required for their operations, as long as such broker-dealers obtain the approval of the CNBV and (i) maintain procedures to continuously monitor the performance of the service provider, (ii) cause the service provider to always grant CNBV access in connection with its supervisory rate, (iii) ensure that third-party service providers maintain confidentiality, and (iv) report to the CNBV the criteria used for selecting the service provider, the services in effect contracted, and risks arising from services provided.

Financial Reporting

Broker-dealers are required to disclose to the public (i) internal financial statements for the quarters ending in March, June and September, within one month from the end of this applicable quarter, and (ii) audited financial statements for each full fiscal year, within sixty days following the end of the applicable fiscal year.

Mutual Funds

Our subsidiary Gestión Santander operates its business as an asset manager (sociedad operadora de sociedades de inversión) and therefore is subject to regulation and supervision by the CNBV.  Mutual funds (sociedades de inversión) and asset managers (sociedades operadoras de sociedades de inversión) are regulated by and subject to the supervision of the CNBV and are subject to the Mutual Funds Law (Ley de Sociedades de Inversión, or LSI).  With the enactment of the Mutual Funds Law in 2001, the legal framework of these institutions was updated to encourage their development, revitalize their capital formation and expand savings options for individuals.

Organization

Mexican mutual funds require, for their operations, an approval by the CNBV.  The LSI contemplates four (4) different types of mutual funds: (i) equity mutual funds, (ii) fixed income mutual funds, (iii) private equity mutual funds and (iv) limited scope mutual funds.

In addition, mutual funds may be open-ended or closed-ended, depending upon whether repurchases of shares from shareholders are permitted.

To obtain an approval, among other requests, the mutual fund must submit a detailed annual report to the CNBV, together with the names of the persons that are to provide services in respect of management of assets, distribution and valuation of shares, custody of assets, and accounting.

Asset managers of mutual funds also require the approval of the CNBV to operate as such.

Management

Mexican mutual funds are required to be managed by a board of directors, with no less than five and no more than fifteen members, of which no less than thirty-three percent are required to be independent.

Certain Prohibitions

Under the LSI, mutual funds are prohibited from (i) receiving cash deposits, (ii) provide assets as collateral (except under very limited circumstances), (iii) guarantee any obligations of third parties, and (iv) provide loans.

Revocation of Authorization

Under the LSI, the CNBV may revoke an authorization granted to a mutual fund to operate as such if (i) its capital falls below the regulatory minimum required, (ii) investment limits are regularly violated, (iii) transactions effected are not duly reflected on the mutual fund’s books, (iv) reporting requirements are not duly and timely complied with, (v) it is declared bankrupt, or (vi) a procedure for its dissolution and liquidation is initiated.

Investment Liabilities

Equity mutual funds and fixed income mutual funds may only invest, generally, in (i) securities that are registered in the RNV that is maintained by the CNBV, (ii) securities listed at the International Quotation System that is maintained by the CNBV, (iii) non-Mexican securities registered, authorized or regulated, for offering to the public, by Securities Commissions that are members of the technical committee of the International Organization of Securities Commissions (“IOSCO”) or of the European Union, or issued by governments of any of those jurisdictions, (iv) non-Mexican securities issued by mutual or similar funds registered, authorized or regulated, for offering to the public, by Securities Commissions that are members of the technical committee of IOSCO or the European Union (the “Recognized Jurisdictions”), (v) securities issued by central banks of the Recognized Jurisdictions, (vi) securities issued by institutions and international organizations to which Mexico is a party, (vii) bank deposits, and (viii) derivatives that are authorized under the Mexican Central Bank’s rules.

Diversification

As a general rule, mutual funds may not (i) invest more than 40% of their respective assets, in securities issued by the same issuer or derivative transactions with the same counterparty, and (ii) invest in securities representing 20% or more of the relevant issuance of securities.  Mutual funds are also required to satisfy certain minimum liquidity requirements, depending upon this investment profile, and evidenced by highly liquid securities and securities having maturities not exceeding three months.

Financial Reporting

Mutual funds are required to disclose to the public (i) internal financial statements for the quarters ending in March, June and September, within one month from the end of this applicable quarter, and (ii) audited financial statements for each full fiscal year, within ninety days following the end of the applicable fiscal year.

Dodd-Frank Act and Regulation of Derivatives

Title VII of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, establishes a new U.S. regulatory regime for derivatives contracts, including swaps, security-based swaps and mixed swaps (generically referred to in this paragraph as “swaps”).  Among other things, Title VII provides the Commodity Futures Exchange Commission, or CFTC, and the SEC with jurisdiction and regulatory authority over swaps, establishes a comprehensive registration and regulatory framework applicable to swap dealers and other major market participants in swaps (referred to as “major swap participants”), imposes clearing and execution requirements on many types of swaps, requires higher margin requirements for uncleared swaps, and requires swap market participants to report all swaps transactions to swap data repositories.  Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to requirements as to capital, business conduct, recordkeeping, collateral segregation, and other requirements.  The specific parameters of these requirements are being developed through CFTC, SEC and bank regulator rulemakings.  While some of these requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates.  The extraterritorial impact of the rules also remains unclear.

In 2013, Banco Santander Mexico expects to register as a swap dealer with the CFTC or SEC as a result of its swaps activities.  Although the full impact of U.S. derivatives regulation on Banco Santander Mexico remains unclear, Banco Santander Mexico will face increased costs and regulatory oversight due to the registration and regulatory requirements indicated above.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report, neither Grupo Financiero Santander Mexico nor any of its subsidiaries engaged in any activities or transactions requiring disclosure pursuant to Section 13(r).

The following activities are disclosed in response to Section 13(r) with respect to certain of our affiliates within the Santander Group:

During the period covered by this annual report an Iranian national, resident in the United Kingdom, who is currently designated by the United States and the United Kingdom under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation.  No further drawdown has been made (or would be allowed) under this mortgage although Santander UK plc continues to receive repayment installments.  In 2012, total revenue in connection with the mortgage was £10,768.38 while net profits were negligible relative to the overall profits of Santander UK plc.  Santander UK plc does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions.  The same Iranian national referred to above also holds two investment accounts with Santander Asset Management UK Limited, part of the Santander Group.  The accounts have remained frozen throughout 2012.  The investment returns are being automatically reinvested, and no disbursements have been made to the customer.  Total revenue in connection with the investment accounts was £208.15 while net profits were negligible in 2012 relative to the overall profits of Banco Santander, S.A., or Banco Santander Spain.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

•
With respect to Bank Sepah, Banco Santander Spain entered into bilateral credit facilities in May 1996 and in February 2004 of U.S.$95.7 million and U.S.$4.2 million, respectively.  The former matured on May 29, 2012 and the latter matures on September 11, 2013.  As of December 31, 2012, €0.5 million remained outstanding under the 2004 bilateral credit facility.

•
With respect to Bank Mellat, Banco Santander Spain entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012.  In addition, in 2005 Banco Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015.  As of December 31, 2012, the Santander Group was owed €6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Banco Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities.  No funds have been extended by Banco Santander Spain under these facilities since they were granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations, either under tender documents or under contracting agreements, of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.  However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations, either under tender documents or under contracting agreements, of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €120,000 gross revenues and approximately €15,000 net loss to the Santander Group in 2012, all of which resulted from the performance of export credit agencies rather than any Iranian entity.  The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.  The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits).  As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.    Organizational Structure

Banco Santander Spain, is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock. The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2012, based on publicly available annual reports.  As of December 31, 2012, the Santander Group had 14,392 offices and operations in more than 20 countries worldwide.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of December 31, 2012.

IFRS at December 31, 2012	IFRS at December 31, 2012	IFRS at December 31 2012
Total assets: Ps.790,961 million (99.8% of total) Net income: Ps.16,960 million (97.4% of total) Total equity: Ps.98,788 million (98.2% of total)	Total assets: Ps.625 million (0.1% of total) Net income: Ps.132 million (0.8% of total) Total equity: Ps.340 million (0.3% of total)	Total assets: Ps.1,198 million (0.1% of total) Net income: Ps.301 million (1.8% of total) Total equity: Ps.1,492 million (1.5% of total)

All of our principal subsidiaries are incorporated in Mexico.

D.    Property, Plants and Equipment

We are domiciled in Mexico and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.

We also own 2 other buildings in Queretaro and rent 128 other buildings.  The branches operated at rented locations have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.
Main properties as of December 31, 2012	Number
Central Offices
Owned	3
Rented	128
Total	131
Branches
Owned	3
Rented(1)	1,117
Total(2)	1,120
Other property(3)
Owned	1
Rented	807
Total	808

(1)	Includes 67 branches under bailment (comodato).

(2)	We also have 22 box offices to service Santander Select customers, which share the same property. These box offices are not included in this line item.

(3)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see note 2.j to our audited financial statements.

On April 27, 2012, Banco Santander Mexico entered into an agreement to sell 220 properties (branches, offices and parking lots) to Fibra Uno, a Mexican publicly traded real estate investment trust.  The sale of the properties was completed in May 2012 for Ps.3,334 million, which resulted in the recognition of net gains in the amount of Ps.1,730 million.  Under the agreement, the properties were immediately leased back to Banco Santander Mexico for a period of 20 years with an annual rent of Ps.275 million. See note 15 to our audited financial statements.

We intend to add 200 new branches to our branch network by the end of 2014 and to hire approximately 2,000 additional employees to staff these branches.  We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using cash flows from operations.  We opened 15 branches during the fourth quarter of 2012 and an additional 15 branches during the first quarter of 2013.  We expect to open 75 branches in total by the end of 2013.  We expect to invest Ps.675 million during 2013 in connection with these 75 new branches.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico.  Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico.

Economic Environment

In 2010, economic activity recovered from the lows observed in 2009, mainly driven by a sharp rebound in external demand.  GDP growth was 5.5% in 2010, with broad recoveries in all sectors, particularly in the manufacturing and services sectors.  Manufacturing increased 10.0%, while electricity, water and gas supply sectors grew 10.3% in real annual terms in the same period.  Headline inflation reached 4.4% for the year, slightly above the Mexican Central Bank’s (Banco de México) long-term objective of 3.0%.  The consequences of the worldwide financial crisis that began in 2008 continued to affect our operating performance during the first half of 2010.  Specifically, write-offs related to our credit card business were made during this period, while low interest rates had an adverse impact on our financial margins.  However, as the Mexican economy strengthened in the second half of 2010, business conditions improved in Mexico.

In 2011, the Mexican economy continued to grow.  Mexico’s GDP grew 3.9%, with strong growth rates in the industrial and services sectors.  Manufacturing increased 4.9% in 2011 compared to 2010, while construction increased by 4.6% during 2011.  At the same time, headline inflation decreased slightly to 3.8% for the year compared to 4.4% in 2010.  The peso strengthened against the U.S. dollar to levels not seen since October 2008, although conditions in the global economy resulted in 14.1% depreciation during the year.

In 2012, the Mexican economy continued to grow at an annual GDP growth rate of 3.9%.  Service activities grew 4.2% in 2012 compared to 2011, driven partially by financial services and insurance which increased by 8.3% during the same period, while trade and manufacturing grew 3.6% in the same period.  At the same time, headline inflation remained stable during 2012 at 3.6%. The peso strengthened slightly during the year.  However, global uncertainty continues to increase volatility in the foreign exchange market.

Effects of Changes in Interest Rates

In 2010, economic activity recovered after the crisis of the previous two years and central banks around the world contributed to the economic recovery with monetary policies that kept interest rates close to zero.  Given the fragility of the economic recovery and the situation in the labor markets coming from sharp increases in the prices of commodities, central banks maintained the monetary stimulus in 2010, regardless of inflationary pressures.  In this context, the Mexican Central Bank left the interest rate unchanged at 4.5%, a level set in July 2009.  The 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate started at 4.5% and by the end of 2010 was at 4.5%, with an average of 4.4% during the year.

In 2011 and 2012, the Mexican economy continued to recover without experiencing a significant increase in inflation.  In this context, monetary authorities in Mexico did not change the interest rate during 2012, which was 4.5% from July 2009 to March 2013.  Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at an average level of 4.14% and have remained relatively stable, closing at an average rate of 4.05% during December 2012.  The low interest rate environment over the past two years has impacted both our cost of funding and our interest income in different ways depending on the portfolio or activity conducted.  The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) provided a hedge against reductions in interest rates, and our sensitivity to a parallel shift of 100 basis points in the interest rate curve at December 31, 2009 was less than 1% of the net interest margin for that year.  Similarly, and given that interest rates have remained stable since 2009, we consider the effects of low interest rates on our net interest margin as non-material in 2010, 2011 and 2012.  In March 2013, the Mexican Central Bank changed the interest rate to 4.0%. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin.  This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin.  For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Market Risk Management Policies—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent.  The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  For a full description of our accounting policies, see notes 1.c. and 2 to our audited financial statements included elsewhere in this annual report on Form 20-F.

Fair value measurements and disclosures

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in a current transaction between knowledgeable, willing parties on an arm’s-length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques that are commonly used by the financial markets as explained in note 2.d to our audited financial statements included elsewhere in this annual report on Form 20-F.

As such, in reaching estimates of fair value, management judgment must be exercised.  The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal.  Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.  Management judgment is required in the selection and application of appropriate parameters and modeling techniques.

Our financial assets and liabilities carried at fair value that are based on, or derived from, observable prices or inputs are classified as Level 1 and 2 and those based on significant unobservable parameters are classified as Level 3. The availability of observable prices or inputs varies by product and market, and may change over time.  For certain instruments, the fair value is determined using valuation techniques appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models. For more complex products, the valuation models include more complex modeling techniques and parameters, such as volatility, correlation, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that we believe market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment.  In making appropriate valuation adjustments, we follow methodologies that consider factors such as bid-ask spread valuation adjustments, liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value.  Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable parameters (Level 2) and valuation techniques using significant unobservable parameters (Level 3).  This disclosure is provided in note 2.d.iii to our audited financial statements included elsewhere in this annual report on Form 20-F.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) we disclose the fair value.  This disclosure is provided in note 44.c to our audited financial statements included elsewhere in this annual report on Form 20-F.  Generally there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

Deferred tax assets

As further described in note 2.s to our audited financial statements included elsewhere in this annual report on Form 20-F, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the entities will have sufficient future taxable profits against which the deferred tax assets can be utilized.  Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the entities will have sufficient future taxable profits against which they can be utilized.

In determining the amount of deferred tax assets, we use current expectations and estimates on projections of future events and trends which may affect our audited financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance).

Impairment of other financial assets

Our financial assets classified as available-for-sale are evaluated for impairment at each reporting date.  For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, significant or prolonged decline in fair value, specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates.  Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate.

Allowance for impairment losses on loans and receivables and provisions for off-balance sheet risk

We cover losses inherent in instruments not measured at fair value taking into account the historical loss experience and other circumstances known at the time of assessment.  For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default,” “probability of default” and “loss given default,” as further discussed in note 2.g to our audited financial statements included elsewhere in this annual report on Form 20-F.

The accounting estimates and judgments related to the allowance for impairment losses on loans and receivables and provisions for off-balance sheet risk are a critical accounting estimate for us because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect our results of operations, particularly in circumstances of economic and financial uncertainty.  Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss recovery rates and segmentation of loans in groups with similar credit risk characteristics).  As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the recognized allowance for impairment losses or provisions for off-balance-sheet risk.

Goodwill and business combinations

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets.  Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recognized on an acquisition, we determine the fair value of the consideration and the fair value of the net assets acquired.  We use internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid.  The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to our future cash flows.

Provisions and contingent liabilities

We conduct our business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax matters may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax matters.  We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, such losses are probable and can be reasonably estimated.  Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.

Our actual losses may differ materially from recognized amounts.

A.    Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents our consolidated results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

	For the year ended December 31,
	2011		2012		2012		2011/2012
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	46,587	Ps.	55,521	$	U.S.4,282	19.18%
Interest expenses and similar charges		(17,976)		(21,649)		(1,670)	20.43
Net Interest Income	Ps.	28,611	Ps.	33,872	$	U.S.2,612	18.39%
Income from equity instruments		299		212		16	(29.10)
Fee and commission income (net)		10,199		12,045		929	18.10
Gains/(losses) on financial assets and liabilities (net)		279		1,272		98	355.91
Exchange differences (net)		30		(6)		––	(120.00)
Other operating income		536		542		42	1.12
Other operating expenses		(1,590)		(1,794)		(138)	12.83
Total Income	Ps.	38,364	Ps.	46,143	$	U.S.3,559	20.28%
Administrative expenses		(15,001)		(16,802)		(1,296)	12.01
Personnel expenses		(7,344)		(8,281)		(639)	12.76
Other general administrative expenses		(7,657)		(8,521)		(657)	11.28
Depreciation and amortization		(1,461)		(1,550)		(120)	6.09
Impairment losses on financial assets (net)		(5,435)		(8,970)		(692)	65.04
Loans and receivables(2)		(5,435)		(8,970)		(692)	65.04
Impairment losses on other assets (net):		(100)		(34)		(3)	(66.00)
Other intangible assets		(30)		––		––	(100.00)
Non-current assets held for sale		(70)		(34)		(3)	(51.43)
Provisions (net)(3)		1,890		649		50	(65.66)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		13		1,743		134	13,307.69
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		54		135		10	150.00
Operating Profit Before Tax	Ps.	18,324	Ps.	21,314	$	U.S.1,642	16.32%
Income tax		(4,813)		(3,899)		(301)	(18.99)
Profit from Continuing Operations		13,511		17,415		1,341	28.89
Profit from Discontinued Operations (net)(4)		4,260		––		––	(100.00)
Consolidated Profit for the Year	Ps.	17,771	Ps.	17,415	$	U.S.1,341	(2.00%)

	For the year ended December 31,
	2011	2012	2012	2011/2012
	(Millions of pesos)		(Millions of U.S. dollars)(1)	(% Change)
Profit attributable to the Parent	17,770	17,414	1,341	(2.00)
Profit attributable to non-controlling interests	1	1	––	––

(1)
Results for the year ended December 31, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.12.9658 per U.S.$1.00 as calculated on December 31, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

(4)	Profit from discontinued operations (net) reflects mainly the profit from the sale of Seguros Santander, S.A. in 2011.

Summary

Consolidated profit in 2012 was Ps.17,415 million, a 2.0% or Ps.356 million decrease from Ps.17,771 million in 2011.  These results reflect mainly:

•
an 18.4% increase in net interest income due primarily to a Ps.12,830 million increase in the average volume in our mortgage portfolio and a Ps.18,303 million increase in our commercial loan portfolio in 2012 compared to 2011;

•
an 18.1% increase in net income from fees and commissions to Ps.12,045 million, mainly due to an increase in the sale of insurance products, explained partially by the change in our business model in 2011 to an insurance broker model, in addition to increased net fees and commissions related to financial advisory services and increased net fees and commissions from additional credit and debit cards issued, as well as a higher number of transactions;

•
an increase in gains/(losses) on disposal of assets not classified as non-current assets held for sale of Ps.1,730 million related to the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 properties (branches, offices and parking spaces). See “Item 4. Information on the Company—D. Property, Plants and Equipment”;

•	the profit from discontinued operations (net) in 2011 that originated from the sale of our insurance business, which generated an after-tax profit of Ps.4,260 million in 2011;

•
a Ps.3,535 million, or 65.0%, increase in impairment losses on loans and receivables, net, driven mainly by growth in our loan portfolio together with a shift in our mix towards consumer and credit card products which require a higher level of provisions, as well as by the results of a campaign launched in 2011 with less stringent policies; and

•	a Ps.1,801 million, or 12.01%, increase in administrative expenses, due primarily to increases in bonuses paid and headcount.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.40,875 million, or 73.6%, of our total interest and similar income in 2012, with the remaining interest income of Ps.14,646 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  In 2012, interest expense on customer deposits was Ps.12,261 million, representing 56.6% of our total interest expenses and similar charges for that period.  Interest expenses from time deposits, demand accounts and reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.5,441 million, Ps.2,138 million and Ps.4,682 million, respectively, in 2012, representing 25.1%, 9.9% and 21.6% of our total interest expenses and similar charges for the period, respectively.  In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.4,391 million, representing 20.3% of our total interest expense in 2012.  Interest expenses and similar charges increased by Ps.3,673 million or 20.4% in 2012 compared to 2011.

Our net interest income in 2012 was Ps.33,872 million, an 18.4% or Ps.5,261 million increase from Ps.28,611 million in 2011. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, and stable spreads.  It was partially offset mainly by an increase in the funding obtained through the outright sale of financial assets acquired under repurchase agreements.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2011 and 2012.

	For the year ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,449	Ps.	1,444	(0.35%)
Loans and advances to credit institutions		1,615		2,790	72.76
Loans and advances to customers – excluding credit cards		24,284		29,481	21.40
Loans and advances to customers – credit cards		6,961		8,604	23.60
Debt instruments		10,779		11,538	7.04
Income from hedging operations		1,476		1,540	4.34
Other interest income		23		124	439.13
Total	Ps.	46,587	Ps.	55,521	19.18%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(3,911)	Ps.	(4,391)	12.27%
Customer deposits — Demand accounts		(1,608)		(2,138)	32.96
Customer deposits — Time deposits		(4,701)		(5,441)	15.74
Customer deposits — Reverse repurchase agreements		(3,999)		(4,682)	17.08
Subordinated debentures		—		—	—
Marketable debt securities and other financial liabilities		(1,919)		(1,736)	(9.54)
Other liabilities		(1,838)		(3,029)	64.80
Expenses from hedging operations		—		(9)	100.00
Other interest expenses		—		(223)	100.00
Total	Ps.	(17,976)	Ps.	(21,649)	20.43%
Net interest income	Ps.	28,611	Ps.	33,872	18.39%

The following table sets forth the components of our average loans and advances to customers in 2011 and 2012.

	As of December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	193,432	Ps.	211,735	9.46%
Mortgage		52,738		65,568	24.33
Installment loans to individuals		44,728		57,586	28.75
Revolving consumer credit card loans		25,719		32,965	28.17
Non-revolving consumer loans		19,009		24,621	29.52
Total	Ps.	290,898	Ps.	334,889	15.12%

Average total interest-earning assets were Ps.669,697 million in 2012, a 17.6% or Ps.100,195 million increase from Ps.569,502 million in 2011.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.36,745 million, or 13.9%, from Ps.265,179 million in 2011 to Ps.301,924 million in 2012, (ii) an increase in the average balance of loans and advances to credit institutions of Ps.32,762 million, or 65.4%, from Ps.50,135 million in 2011 to Ps.82,897 million in 2012, (iii) an increase of Ps.23,856 million, or 12.1%, in the average volume of debt instruments, from Ps.196,609 million in 2011 to Ps.220,465 million in 2012 and (iv) an increase in the average balance of revolving consumer credit card loans of Ps.7,246 million, or 28.2%, from Ps.25,719 million in 2011 to Ps.32,965 million in 2012.  These increases were offset in part by a slight decrease in the average volume of cash balances with the Mexican Central Bank in 2012 compared to 2011.

Interest income and similar income from interest-earning assets increased by Ps.8,934 million, or 19.2%, from Ps.46,587 million in 2011 to Ps.55,521 million in 2012, due primarily to an increase in interest income on loans and advances to customers excluding credit cards, as well as higher interest income on revolving consumer credit card loans.  The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.36,745 million increase in average volumes in our customer loan portfolio excluding credit cards in 2012 compared to 2011, which was comprised of a Ps.18,303 million increase in average commercial, financial and industrial loans, a Ps.12,830 million increase in the average volume of our mortgage loan portfolio and an increase of Ps.5,611 million in the average volume of our non-revolving consumer loan portfolio.  The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth and in part to our acquisition of the GE Capital residential mortgage business.  In 2012, we launched Hipoteca Inteligente, the first variable interest rate mortgage product in Mexico, with an interest rate cap of 12%, and we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  The increase in our customer loan portfolio excluding credit cards was due to heightened commercial activity related to the launch of successful new products intended to be tailored to the diverse needs of our customers. Additionally, the increase in interest income on revolving consumer credit card loans was driven by the Ps.7,246 million increase in the average volume of revolving consumer credit card loans in 2012 as compared to 2011.

Average interest rates on interest-earning assets increased by 11 basis points, from 8.18% in 2011 to 8.29% in 2012, which was mainly due to a 60 basis point increase in the average interest rate on loans and advances to customers excluding credit cards, from 9.16% in 2011 to 9.76% in 2012. The average interest rate on commercial, financial and industrial loans increased by 50 basis points from 6.81% in 2011 to 7.31% in 2012 and consumer loans (excluding credit cards) from 27.75% in 2011 to 27.86% in 2012. Additionally, these results were driven by a 14 basis point increase in the average interest rate and 65.35% increase in average volume of loans and advances to credit institutions. These increases were partially offset by a 97 basis point decrease in the average interest rate on credit card loans from 27.07% in 2011 to 26.10% in 2012 as a consequence of promotional rates and by a 25 basis point decrease in the average interest rate on debt instruments, from 5.48% in 2011 to 5.23% in 2012.

The increase in the average interest earned on our customer loan portfolio excluding credit cards was mainly due to an increase of Ps.12,830 million in the average volume of our mortgage loan portfolio, from Ps.52,738 million in 2011 to Ps.65,568 million in 2012, and an increase of Ps.10,104 million in the average volume of our small and medium-sized enterprises, or SME, loan portfolio, from Ps.15,437 million in 2011 to Ps.25,541 million in 2012.  The increase in the average yield on our customer loan portfolio excluding credit cards was mainly due to an 18 basis point increase in the average interest rate earned on our institutions loan portfolio, from 6.51% in 2011 to 6.68% in 2012. The 16 basis point decrease in the interest earned on our mortgage loan portfolio in 2011 was mainly due to the acquisition of the GE Capital residential mortgage business in April 2011, which had a lower-than-average mean interest rate. If the interest rate applicable to the Santander Hipotecario portfolio had been applicable all year instead of only eight months in 2011, our yield on average interest earning assets would have decreased year-over-year by 7 basis points.

Average volume of commercial, financial and industrial loans grew by Ps.18,303 million, from Ps.193,432 million in 2011 to Ps.211,735 million in 2012.  This increase was comprised of an increase of (i) Ps.10,104 million in the average volume of loans to SMEs, (ii) Ps.9,302 million in the average volume of loans to middle-market corporations, and (iii) Ps.5,706 million in average volume of loans to Global Wholesale Banking segment clients, which were offset by a decrease of Ps.6,809 million in the trading portfolio managed by the Global Wholesale Banking segment.  The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives.  The increase in the average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued. Additionally, average Global Wholesale Banking segment loans increased organically as part of its commercial activity, principally in project finance and syndicated medium-term loans.  The Global Wholesale Banking segment average loan yield remained stable at 5.93% in 2012, due to the competitive scenario and the preference of certain companies to issue debt in the markets. The average interest rate earned from loans to middle-market corporations increased slightly by 2 basis points, from 6.94% in 2011 to 6.96% in 2012.  The average interest rate earned from loans to SMEs decreased by 41 basis points, from 15.26% in 2011 to 14.85% in 2012, as a result of an increased volume of substitution loans to SMEs, which are higher-credit quality loans that SMEs refinance with us as lender due to the lower interest rates we offer for these loans.  The average interest rate earned from loans and advances to credit institutions increased by 14 basis points, from 3.22% in 2011 to 3.37% in 2012, mainly due to a restructured state government entity loan which resulted in a higher interest rate.

Interest income earned on our trading portfolio decreased by Ps.312 million, from Ps.739 million in 2011 to Ps.427 million in 2012, due to a decrease of Ps.6,809 million in the average balance of our trading portfolio, from Ps.16,100 million in 2011 to Ps.9,291 million in 2012.  The decrease in the average balance of this portfolio was due to decreased money market activities by our Global Wholesale Banking segment clients, specifically of reverse repurchase agreements operated with brokerage houses on behalf of our clients.

Interest income earned from debt instruments increased Ps.759 million, from Ps.10,779 million in 2011 to Ps.11,538 million in 2012, or 7.0%, reflecting an increase of Ps.23,856 million in the average balance of the portfolio, from Ps.196,609 million in 2011 to Ps.220,465 million in 2012.  The increase in interest income from debt instruments was mainly due to (i) a Ps.17,521 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment,( ii) a Ps.6,335 million increase in average balance of debt instruments administered by our Corporate Activities Segment, from Ps.50,772 million in 2011 to Ps.57,107 million in 2012 and (iii) a 50 basis point increase from 4.77% in 2011 to 5.27% in 2012 in the average interest rate earned from debt instruments administered by our Corporate Activities Segment.  These favorable results were partially offset by a 51 basis point decrease from 5.73% in 2011 to 5.22% in 2012 in the average interest rate over debt instruments administered by our Global Wholesale Banking segment.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment was mainly due to increased repurchase agreements activity in fixed-rate instruments.

The positive effect of the increase in our average balance and yield of interest-earning assets as well as the decrease in the average cost of our interest-bearing liabilities was partially offset by an increase in the average balance of our interest-bearing liabilities in 2012 compared to 2011.  The combined effect of an increase of 11 basis points in the average yield on our interest-earning assets together with a decrease of 5 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 16 basis points. Net interest income increased by Ps.5,261 million, due mainly to the increase in the average volume of interest-earning assets of Ps.100,195 million with an average interest rate of 8.29%, whereas interest-bearing liabilities increased by Ps.106,936 million with an average cost of 3.66%.  The increase in interest expense over average interest-bearing liabilities of Ps.3,673 million is due to the increase in volume of time deposits by Ps.9,211 million, reverse repurchase agreements by Ps.14,394 million, deposits from the Mexican Central Bank and credit institutions by Ps.10,909 million, demand accounts by Ps.53,528 million and an increase of Ps.20,235 million in other liabilities, partially offset by a decrease in the volume of marketable debt securities and other financial liabilities of Ps.1,341 million.

Average total interest-bearing liabilities in 2012 were Ps.590,861 million, a 22.1% or Ps.106,936 million increase from Ps.483,925 million in 2011. Interest expenses and similar charges increased by Ps.3,673 million, or 20.43%, from Ps.17,976 million in 2011 to Ps.21,649 million in 2012. The principal drivers of this increase were (i) an increase of Ps.1,191 million in other liabilities due primarily to an increase in the average balance of Ps.20,235 million, from Ps.49,852 million in 2011 to Ps.70,087 million in 2012 resulting from an increase in the funding obtained through the outright sale of financial assets acquired under repurchase agreements, (ii) an increase of Ps.740 million in interest expenses over time deposits, from Ps.4,701 million in 2011 to Ps.5,441 million in 2012, due to an increase of Ps.9,211 million in the average balance of time deposits combined with an increase of 29 basis points, from 3.84% in 2011 to 4.13% in 2012, (iii) an increase of Ps.683 million in interest expenses related to reverse repurchase agreements, due primarily to an increase in the average balance of Ps.14,394 million, from Ps.89,781 million in 2011 to Ps.104,175 million in 2012, resulting from an increase in activity by clients seeking more stable products given the volatility in the markets; and (iv) an increase of Ps.530 million in demand accounts due to an increase in the average balance of Ps.53,528 million, from Ps.90,508 million in 2011 to Ps.144,036 million in 2012, in spite of the decrease in the average interest rate of 30 basis points, from 1.78% in 2011 to 1.48% in 2012.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2012 was Ps.12,045 million, a 18.1% or Ps.1,846 million increase from Ps.10,199 million in 2011. The following table presents a breakdown, by product, of our fee and commission income and expenses in 2011 and 2012.

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	590	Ps.	707	19.83%
Credit and debit cards		3,095		3,667	18.48
Insurance		2,312		3,050	31.92
Collection and payment services		1,256		1,433	14.09
Investment funds management		1,955		1,871	(4.30)
Foreign exchange		490		527	7.55
Checks and others		383		356	(7.05)
Capital markets and securities activities		251		360	43.43
Administration and custody		297		343	15.49
Financial advisory services		1,048		1,434	36.83
Other fees and commissions		639		670	4.85
Total	Ps.	12,316	Ps.	14,418	17.07%
Fee and commission expense
Credit and debit cards	Ps.	(1,003)	Ps.	(1,325)	32.10%
Fund management		(176)		(140)	(20.45)
Checks and others		(43)		(37)	(13.95)
Capital markets and securities activities		(159)		(129)	(18.87)
Collections and transactional services		(132)		(127)	(3.79)
Other fees and commissions		(378)		(572)	51.32
Financial advisory services		(226)		(43)	(80.97)
Total	Ps.	(2,117)	Ps.	(2,373)	12.09%
Net fee and commission income	Ps.	10,199	Ps.	12,045	18.10%

Fee and commission income was Ps.14,418 million in 2012, a 17.1%, or Ps.2,102 million increase from Ps.12,316 million in 2011, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.738 million, or 31.9%, an increase in fees earned from credit and debit cards of Ps.572 million, or 18.5%, an increase in fees earned from financial advisory services of Ps.386 million, or 36.8%, from Ps.1,048 million in 2011 to Ps.1,434 million in 2012, an increase in net fees earned from collection and payment services of Ps.177 million, or 14.1%, from Ps.1,256 million in 2011 to Ps.1,433 million in 2012, due to increased transactional activity, and an increase in service charges on deposits accounts of Ps.117 million, or 19.8%, from Ps.590 million in 2011 to Ps.707 million in 2012. The increase in fee and commission income was partially offset by a decrease in net fees and commissions earned from investment fund management by Ps.84 million, or 4.3%, from Ps.1,955 million in 2011 to Ps.1,871 million in 2012, together with a decrease in fees earned from checks and others by Ps.27 million, or 7.1%, from Ps.383 million in 2011 to Ps.356 million in 2012.

Net fees generated from credit and debit cards increased Ps.250 million, or 12.0%, from Ps.2,092 million in 2011 to Ps.2,342 million in 2012. The increase in net fees in 2012 was due to increased volume of credit and debit cards. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients. During the first half of 2012 we had generated more costs than fees, however this situation reversed in the second half of 2012. While the total number of credit and debit cards outstanding at period end increased by 1,041,860, or 10.5%, to 10,968,028 as of December 31, 2012 compared to 9,926,168 as of December 31, 2011, the increase in outstanding balances of credit cards as of December 31, 2012 was 30.3%.

The increase in fees and commissions earned from the sale of insurance products was due to an increase of 13.2% in insurance policies sold, together with a 59.0% increase in insurance premiums charged.  These increases were mainly due to our strategy to sell insurance products together with certain products such as consumer loans, mortgage loans and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers.  The increase in net fees earned from financial advisory services was due to a decrease in commissions paid to other institutions in 2012 compared to 2011 due to equity capital markets transactions where we acted as lead or co-lead with few financial institutions participating.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2011 and 2012.

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(1,150)	Ps.	407	(135.39%)
Debt instruments		182		855	369.78
Interest rate derivatives		(1,332)		(448)	(66.37)
Equity securities		800		373	(53.38)
Equity positions		(1,959)		1,514	(177.28)
Equity derivatives		2,759		(1,141)	(141.36)
Exchange rate products		746		619	(17.02)
Foreign exchange positions		1,098		24	(97.81)
Foreign exchange derivatives		(352)		595	(269.03)
Other(1)		(117)		(127)	8.55
Total	Ps.	279	Ps.	1,272	355.91%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2012 were Ps.1,272 million, an increase of Ps.993 million from a gain of Ps.279 million in 2011, mainly due to the activities of our Global Wholesale Banking segment, where we had a gain of Ps.1,000 million in 2012 compared to a loss of Ps.394 million in 2011.  This increase in gains on financial assets and liabilities (net) was due to the following.

In 2012, we had a gain in interest rate products of Ps.407 million, compared with a loss of Ps.1,150 million in 2011, which is mainly explained by a reduction of Ps.884 million in losses on interest rate derivatives from Ps.1,332 million in 2011 to Ps.448 million in 2012 and an increase in gains on debt instruments of Ps.673 million, from Ps.182 million in 2011 to Ps.855 million in 2012.  The swing in the amount of interest rate derivatives is mainly due to market conditions and positioning in the portfolios.  All of these derivatives relate to economic hedges against debt exposure.  We hedge bonds using interest rate derivatives such as futures and swaps.  In 2011, the positioning was in anticipation of a decrease in interest rates during that year, which did not materialize.

In 2012, we had a loss of Ps.448 million from interest rate derivatives, due mainly to losses of Ps.1,111 million on short positions in interest rate futures (TIIE futures) in the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer) entered into in previous years.  The related losses are due to a decrease in interest rates since then, as the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) that we receive is lower than the fixed rate that was established in the relevant trades. The loss from interest rate futures was partially offset by a gain in derivatives swaps of Ps.1,109 million originated from long positions in these instruments.  The decrease in interest rates during 2012 originated this gain in our interest rate swaps long position.

Additionally, Mexico’s macroeconomic environment during 2012 improved compared with 2011, such that the country risk, which due to the global crisis and uncertainty had increased to 188 basis points in 2011, decreased to 122 basis points in 2012.  This context has supported higher valuations in our debt instruments positions, resulting in gains of Ps.855 million during 2012.

Gains on equity securities decreased by Ps.427 million, from a gain of Ps.800 million in 2011 to a gain of Ps.373 million in 2012 resulting from the earnings generated from the sale of Visa and MasterCard shares for the amount of Ps.407 million in 2011 that were classified as available-for-sale investments. The gain from equity derivatives in 2012 decreased by Ps.3,900 million, from a gain of Ps.2,759 million in 2011 to a loss of Ps.1,141 million in 2012. This loss was offset by an increase in gains on equity positions of Ps.3,473 million, from a loss of Ps.1,959 million in 2011 to a gain of Ps.1,514 million in 2012.

The loss of Ps.1,141 million from equity derivatives in 2012 was due to short positions in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures), as well as forward contracts on stock and indexes in the MexDer entered into in previous years.  The investment in equity derivatives is mainly entered into to hedge equity positions.  This loss was offset by a gain in our equity securities position in stocks mainly traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) of Ps.1,514 million. The IPC quote was 37,077.52 at the end of December 2011 and 43,705.83 at the end of December 2012. This represented an increase of 17.9% in that index. None of our transactions in equity derivatives in 2011 or 2012 are related to proprietary trading.

Gains on exchange rate products decreased by Ps.127 million, from a gain of Ps.746 million in 2011 to a gain of Ps.619 million in 2012.  Results from foreign exchange derivatives varied by Ps.947 million, from a loss of Ps.352 million in 2011 to a gain of Ps.595 million in 2012 due to net short positions mainly in foreign exchange forwards.  Gains in foreign exchange positions generated in daily trading activities decreased by Ps.1,074 million, from a gain of Ps.1,098 million in 2011 to a gain of Ps.24 million in 2012.

The peso appreciated 7.03% in 2012. As of December 31, 2011, the exchange rate for U.S. dollars was Ps.13.95 per U.S. dollar and, as of December 31, 2012, the exchange rate for U.S. dollars was Ps.12.97 per U.S. dollar.  In 2011, high volatility in the foreign exchange markets resulting mainly from European market conditions generated pressures against the Mexican peso. This pressure eased in 2012, as a result of which the Mexican peso appreciated against the U.S. dollar compared to the previous year.

Exchange Differences (Net)

Our income from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) was a loss of Ps.6 million in 2012, a Ps.36 million variation from a gain of Ps.30 million in 2011.  This was due to the appreciation of the Mexican peso against the U.S. dollar, mainly due to market conditions that prevailed at the end of 2012.

Other Operating Income (Net)

Other operating income increased by Ps.6 million, or 1.1%, from Ps.536 million in 2011 to Ps.542 million in 2012.

Other operating expense (net) increased by Ps.198 million, or 18.8%, from an expense of Ps.1,054 million in 2011 to an expense of Ps.1,252 million in 2012.

Other operating expenses increased Ps.204 million, or 12.8%, from Ps.1,590 million in 2011 to Ps.1,794 million in 2012, mainly due to the increase of Ps.114 million in the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions, from Ps.1,228 million to Ps.1,342 million, due to the increase in our deposits.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives.  Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,801 million, or 12.0%, from Ps.15,001 million in 2011 to Ps.16,802 million in 2012, primarily due to increased expenses for personnel, rents and technology and systems.

The following table sets forth administrative expenses in 2011 and 2012, by type.

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(7,344)	Ps.	(8,281)	12.76%
Other general expenses		(7,657)		(8,521)	11.28
Administrative services		(721)		(613)	(14.98)
Taxes other than income tax		(928)		(1,037)	11.75
Surveillance and cash courier services		(553)		(566)	2.35
Advertising and communication		(827)		(662)	(19.95)
Maintenance, conservation and repair		(451)		(660)	46.34
Rents		(980)		(1,261)	28.67
Technology and systems		(1,657)		(1,866)	12.61
Stationery and supplies		(179)		(205)	14.53
Insurance premiums		(40)		(46)	15.00
Credit cards		(243)		(256)	5.35
Travel costs		(221)		(271)	22.62
Operating costs		(477)		(493)	3.35
Other		(380)		(585)	53.95
Total administrative expenses	Ps.	(15,001)	Ps.	(16,802)	12.01%

Our personnel expenses increased Ps.937 million, or 12.8%, from Ps.7,344 million in 2011 to Ps.8,281 million in 2012, primarily as a result of a 6.2% period-over-period average headcount increase, together with an overall increase of 14.4% in salaries and 32.4% in bonuses, partially offset by a decrease of 4.7% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 6.3%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees for our branch expansion plan.

The increase in personnel expenses resulted from an increase of Ps.940 million, or 14.7%, in retail banking, from Ps.6,393 million in 2011 to Ps.7,333 million in 2012, due to an increase of Ps.515 million, or 39.8% in bonuses, from Ps.1,294 million in 2011 to Ps.1,809 million for the same period in 2012, together with an increase of Ps.541 million in salaries, from Ps.3,386 million in 2011 to Ps.3,927 million in 2012.  These increases were partially offset by a reduction in bonuses paid in wholesale banking of 3.2%, which was due to a reduction in personnel.

Other general expenses increased by Ps.864 million, or 11.3%, from Ps.7,657 million in 2011 to Ps.8,521 million in 2012, mainly due to an increase of Ps.281 million, or 28.7%, in rental expenses related to our sale and lease back transaction with Fibra Uno for 220 branches. In addition, expenses related to technology and systems, which include hardware and software maintenance, data and voice telecommunication services and market information and data providers, among others, increased by Ps.209 million, or 12.6%.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.3,535 million, or 65.0%, from Ps.5,435 million in 2011 to Ps.8,970 million in 2012, reflecting an increase in impairment losses on loans and receivables of Ps.2,152 million in our credit card loan portfolio and of Ps.1,436 million in our consumer loan portfolio.  The increase in impairment losses is explained by the growth in loans by Ps.33,214 million or 10.3% in 2012, particularly in installment loans to individuals resulting from loosened credit policies in the second half of 2011. This increase was partially offset by a decrease of Ps.194 million and Ps.10 million in impairment losses in our commercial, financial and industrial and mortgage portfolios, respectively.

We have made credit policy adjustments to bring 2012 vintages back to the impairment levels in 2011.  New accounts in 2010 and 2011 were originated pursuant to a credit policy in effect in 2010, which had been tightened in response to past performance in 2008 and 2009.  Approval rates were reduced from 40% to 15%, which resulted in a lower expected loss.  This credit policy was subsequently loosened in the second half of 2011 and tightened again in March 2012 and again in November 2012.  We also implemented new credit scoring models in 2012 that we expect will allow us to improve our management of new vintages.

Non-performing loans totaled Ps.6,382 million as of December 31, 2011 and increased to Ps.7,329 million as of December 31, 2012, an increase of Ps.947 million, or 14.8%, due to the increase of non-performing loans in our mortgage loan portfolio of Ps.223 million, an increase of non-performing loans in our credit card loan portfolio of Ps.601 million and an increase of non-performing loans in our consumer loan portfolio of Ps.820 million. The increases in non-performing loans in our mortgage, credit card and consumer loan portfolios were partially offset by a decrease in non-performing loans of Ps.697 million in our commercial, financial and industrial loan portfolio. Our impairment losses on loans and receivables increased more than non-performing loans primarily due to the Ps.697 million decrease in non-performing loans in our commercial loan portfolio, which was the result of a restructured loan with a corporate client that was moved from non-performing to performing in January 2012. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, increased slightly from 1.98% as of December 31, 2011 to 2.06% as of December 31, 2012. Our non-performing loans are primarily held in our Retail Banking segment as they mainly relate to mortgage loans, credit card loans and consumer loans.

Our NPL ratios over the past year have changed mainly due to the growth in our loan portfolio that has occurred since June 2011 (the vintages from the second half of 2011 have higher NPL ratios than loans made in the first half of 2011) and restructured credit card loans for customers experiencing financial difficulty that we reclassified from performing to non-performing beginning in 2012 as described below.  The credit policies we applied in cross-selling to our customers in the second half of 2011 were less stringent and those vintages brought higher delinquencies and thus higher NPLs relative to other vintages. We tightened our credit policies in March 2012 and then again in November 2012.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2011 and 2012.

	As of December 31,
	2011		2012
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	349,009	Ps.	381,660
Non-performing loans		6,382		7,329
Loan charge-offs		6,918		8,210
Allowance for impairment losses		7,247		9,387
Ratios
Non-performing loans to computable credit risk		1.83%		1.92%
Non-performing loans coverage ratio(2)		113.55%		128.08%
Loan charge-off coverage ratio(3)		1.98%		2.15%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing loans by type of loan as of December 31, 2011 and 2012:

	As of December 31
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	2,609	Ps.	1,912	(26.72%)
Mortgage		2,249		2,472	9.92
Installment loans to individuals		1,524		2,945	93.24
Revolving consumer credit card loans		891		1,492	67.45
Non-revolving consumer loans		633		1,453	129.54
Total	Ps.	6,382	Ps.	7,329	14.84%

Commercial, financial and industrial

Our impairment losses on commercial, financial and industrial loans and receivables decreased 23.5% to Ps.630 million in 2012 from Ps.824 million in 2011.  In addition, non-performing loans in commercial, financial and industrial loans, which as of December 31, 2012 represented 26.1% of our total non-performing loans, decreased Ps.697 million, or 26.7%, from December 31, 2011 to December 31, 2012, primarily due to a restructured loan with a corporate client that is now performing.  Our NPL ratio with respect to commercial, financial and industrial loans improved from 1.50% as of December 31, 2011 to 1.06% as of December 31, 2012.

Mortgage

Our impairment losses on mortgage loans and receivables decreased slightly by 2.7% to Ps.356 million in 2012 compared to Ps.366 million in 2011.  Meanwhile, non-performing assets in mortgage loans, which as of December 31, 2012 represented 33.7% of our total non-performing loans, increased Ps.223 million, or 9.9%, from December 31, 2011 to December 31, 2012.  Our NPL ratio with respect to mortgage loans improved slightly from 3.51% as of December 31, 2011 to 3.42% as of December 31, 2012.

Installment loans to individuals

Our impairment losses on installment loans and receivables to individuals increased 95.8% to Ps.7,332 million in 2012 from Ps.3,744 million in 2011.  In addition, non-performing loans in installment loans to individuals, which as of December 31, 2012 represented 40.2% of our total non-performing loans, increased Ps.1,421 million, or 93.2%, from December 31, 2011 to December 31, 2012.  This increase was due to the increase of non-performing loans in our credit card loan portfolio of Ps.601 million and in our non-revolving consumer loan portfolio of Ps.820 million.  These increases were due to three main factors: (i) portfolio growth, (ii) loans originated in 2011 with less stringent policies, and (iii) the reclassification from performing to non-performing of certain restructured loans.  To offset the increase in NPLs, we took certain actions in 2012 including (i) implementing stricter credit policies in the non-revolving consumer loan portfolio and (ii) tightening credit policies for cross-selling in March 2012 and then again in November 2012 for the credit card portfolio.

Our NPL ratio with respect to installment loans to individuals in the revolving credit card loan portfolio deteriorated from 3.11% as of December 31, 2011 to 4.04% as of December 31, 2012.  Our NPL ratio with respect to installment loans to individuals in the non-revolving consumer loans deteriorated from 2.82% as of December 31, 2011 to 5.32% as of December 31, 2012.  Our credit card loan portfolio growth in the second half of 2011 had relatively more NPLs than loans originated before June 2011.  We have made credit policy adjustments that took effect in March and November 2012 to bring 2012 credit card loan vintages back to loss rate levels in the first half of 2011. This increase in NPLs in our credit card portfolio was also due to a reclassification of credit card loans from performing to non-performing.  Additionally, in the consumer loan portfolio during the third quarter of 2011, we introduced a product called “Crédito 24x7” which is a kind of revolving consumer loan.  This new product represents 49.3% of the total portfolio of consumer loans excluding credit cards as of December 31, 2012, and we classify these revolving consumer loans as non-performing when they become 60 days past due, rather than 90 days.

Our NPL ratio for our credit card loan portfolio was 3.11% as of December 31, 2011 and 4.04% as of December 31, 2012.  The increase from December 2011 to December 2012 was due to loans originated in the second half of 2011 that gave rise to more NPLs in the first half of 2012 and the reclassification in 2012 from performing loans to non-performing loans of certain restructured credit card loans for customers experiencing financial difficulty and to which we offer a loan repayment plan, although these customers were current in their payments.  We reclassified these loans as non-performing as part of a more conservative policy with regard to loans subject to repayment plans.  If these loans were considered as non-performing in prior periods, our NPL ratio would have decreased consistently from 5.8% as of June 30, 2011 to 4.4% as of December 31, 2011 to 4.3% as of June 30, 2012 to 4.04% as of December 31, 2012.  If we had not reclassified these loans, which amounted to Ps.456 million, our NPL ratio as of December 31, 2012 would have been 2.80%.

As of December 31, 2012, our credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans) decreased, while our charge-off coverage ratio for credit card loans (allowance for impairment losses/charge-offs) increased, in each case compared to the ratios as of December 31, 2011.  The decrease in the credit card non-performing loan coverage ratio in 2012 was due to the increase in non-performing loans in 2012.  This increase was related to the credit policies we implemented in the second half of 2011 as well as by the more conservative policy with regard to loans subject to repayment plans which adversely impacted the credit card loan portfolio in 2012.  Although the increase in non-performing loans was higher than growth of the credit card loan portfolio, these non-performing loans had not been written down as of December 31, 2012, and therefore our charge-off coverage ratio increased as of December 31, 2012 compared to December 31, 2011.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

As of January 1, 2010 and as of December 31, 2010 and 2011, the amounts recorded as available lines of credit were Ps.93,402 million or 77.0%, Ps.121,293 million or 81.8% and Ps.96,009 million pesos or 72.2%, of the total off-balance sheet risk, respectively. Of these amounts, the amounts related to undrawn credit card lines were Ps.71,323 million as of January 1, 2010 and Ps.88,817 million and Ps.58,787 million as of December 31, 2010 and 2011, respectively. As of December 31, 2011 and December 31, 2012, the amounts recorded as available lines of credit were Ps.96,009 million or 72.2% and Ps.83,193 million or 59.8%, of the total off-balance sheet risk, respectively.  Of these amounts, the amounts related to undrawn credit card lines were Ps.58,787 million as of December 31, 2011 and Ps.27,829 million as of December 31, 2012, respectively.

Provision (net) decreased by Ps.1,241 million, from a gain of Ps.1,890 million in 2011 to a gain of Ps.649 million in 2012. The off-balance sheet risk exposure has decreased since 2011 while our volume of credit card outstandings increased due to the fact that in 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing a provision for such undrawn credit lines.  During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off-balance sheet risk.  As such, approximately 36% of the decrease in provisions was due to the cancellation of inactive accounts during 2012, while the remaining decrease is explained by the reduction in the probability of default due to the improvement of portfolio quality and the modifications in the segmentation of the pools in accordance with the risk-based criteria.  We closed the credit card lines for those customers who had not used the credit card at all for the past 12 months and for high-risk customers according to our credit scoring models.

The underwriting standards for our undrawn credit card lines are consistent with our credit card underwriting standards.  There is only one set of underwriting criteria for credit cards and it applies at the time lines of credit are established through to the actual extension of credit under the lines.  Accordingly, the probability of default is the same for drawn and undrawn credit lines.  Access to undrawn credit lines is blocked if the borrower is one day past due.  However, if the borrower is past due between 1 and 89 days and in this time period pays all amounts past due, the borrower returns to being current and is able to access undrawn credit lines again.  We block accounts permanently when the borrower reaches 90 days past due.

During 2012, the NPL ratio for the credit card loan portfolio increased in comparison to previous years. The increase in the credit card NPL ratio did not have an impact on the provision for lines of credit due to the fact that the provision for lines of credit is based on the probability of default transition matrix methodology.  The transition matrix method reflects the effect of changes in the NPL ratio but the impact of such changes is generally limited in the period in which the changes occur because the transition matrix methodology reflects average performance over several periods. The classification between performing and non-performing loans has a minimal impact on the severity of the provision model, and is incorporated in the probability of default of this model.

The loss given default, or LGD, for the loan portfolios in our model is 93.87% as of December 31, 2012.  This LGD applies to both undrawn lines of credit associated with performing loans and those associated with non-performing loans.

We use a transition matrix to determine the probability of default, or PD, in which loans are segmented into bucket classifications primarily based on the number of days outstanding, and statistical analyses are applied to estimate the probability that loans will migrate through the different buckets and ultimately be written off. In addition to the number of days outstanding, the bucket classifications are determined in accordance with loan credit characteristics. The transition matrix is based on historical data gathered over periods ranging from one to three years depending on type of portfolio (credit cards, payroll loans and mortgage loans).  See note 2.g to our audited financial statements.

Income Tax

Income tax in 2012 was Ps.3,899 million, a Ps.914 million or 19.0% decrease from Ps.4,813 million in 2011. Our effective tax rates in 2011 and 2012 were 26.27% and 18.29%, respectively. Our effective tax rate decreased 797 basis points in 2012 compared to 2011. This impact is partially explained by a higher level of inflation in 2012 compared with 2011, causing a larger tax deduction in the inflation adjustment from having more financial assets than financial liabilities.  In addition, we amended our 2009, 2010 and 2011 tax returns to recognize additional deductions arising mainly from inflationary benefits that we have concluded are permissible based on the results of favorable decisions issued by the tax courts in 2012 and the resolution of certain matters in connection with the closure of tax audits carried out on our 2007 and 2008 federal tax filings, which also occurred during 2012.

Results of Operations by Segment for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents an overview of certain consolidated income statement data for each of our segments in 2011 and 2012.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities
	For the Year Ended December 31,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Net interest income	Ps.	21,107	Ps.	26,533	Ps.	3,690	Ps.	3,713	Ps.	3,814	Ps.	3,626
Income from equity instruments		—		19		193		101		106		92
Fee and commission income (expense) (net)		8,929		10,244		1,465		1,882		(195)		(81)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		935		619		(394)		1,000		(232)		(353)
Other operating income (expenses) (net)		(839)		(1,106)		(369)		(483)		154		337
Total income	Ps.	30,132	Ps.	36,309	Ps.	4,585	Ps.	6,213	Ps.	3,647	Ps.	3,621
Administrative expenses		(13,354)		(15,253)		(1,412)		(1,368)		(235)		(181)
Depreciation and amortization		(1,299)		(1,392)		(158)		(156)		(4)		(2)
Impairment losses on loans and receivables (net)		(5,326)		(8,802)		(65)		(163)		(44)		(5)
Impairment losses on other assets (net)										(100)		(34)
Provisions (net)		2,434		1,460		(1)		—		(543)		(811)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		13		1,743
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		54		135
Operating profit before tax	Ps.	12,587	Ps.	12,322	Ps.	2,949	Ps.	4,526	Ps.	2,788	Ps.	4,466

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Wholesale Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Wholesale Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2011 and 2012.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	As of December 31,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	35,992	Ps.	41,915	Ps.	7,581	Ps.	6,368	Ps.	570	Ps.	114
Financial assets held for trading		181		147		241,144		197,518		1,138		585
Other financial assets at fair value through profit or loss		—		—		21,589		63,168		—		—
Available-for-sale financial assets		—		—		—		—		61,582		47,518
Loans and receivables		198,352		244,756		139,626		134,394		8,209		23,886
Hedging derivatives		—		—		—		—		897		300
Non-current assets held for sale		43		14		2		1		419		561
Tangible assets		4,738		3,460		799		583		70		70
Intangible assets		2,926		1,741		493		293		43		1,614
Tax assets		—		—		—		—		13,384		17,620
Other assets		830		1,261		20		29		3,576		4,952
Total assets	Ps.	243,062	Ps.	293,294	Ps.	411,254	Ps.	402,354	Ps.	89,888	Ps.	97,220
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	125,291	Ps.	141,101	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		—		10,659		118,269		54,833		—		5,700
Financial liabilities at amortized cost		259,012		293,084		50,590		100,815		82,171		65,219
Hedging derivatives		—		—		2,501		—		—		1,637
Liabilities associated with non-current assets held for sale		—		—		—		—		—		—
Provisions(1)		1,453		1,151		237		188		4,461		3,535
Tax liabilities		—		—		—		—		866		758
Other liabilities		1,858		3,207		303		524		5,705		9,851
Total liabilities	Ps.	262,323	Ps.	308,101	Ps.	297,191	Ps.	297,461	Ps.	93,203	Ps.	86,700
Total equity	Ps.	22,222	Ps.	35,652	Ps.	10,642	Ps.	13,048	Ps.	58,623	Ps.	51,906
Total liabilities and equity	Ps.	284,545	Ps.	343,753	Ps.	307,833	Ps.	310,509	Ps.	151,826	Ps.	138,606

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans.  Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Wholesale Banking segment.  We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in 2012 was Ps.12,322 million, a 2.1% or Ps.265 million decrease from Ps.12,587 million in 2011. This decrease was mainly due to:

•
a 65.3% or Ps.3,476 million increase in impairment losses on loans and receivables, reflecting mainly an increase in impairment losses of Ps.2,152 million in our credit card loan portfolio and Ps.1,436 million in our consumer loan portfolio, offset by a decrease of Ps.273 million in our commercial loan portfolio. Our NPL ratio for credit card loans increased by 93 basis points, from 3.1% as of December 31, 2011 to 4.0% as of December 31, 2012 and our NPL ratio for our consumer loan portfolio increased by 251 basis points, from 2.8% as of December 31, 2011 to 5.3% as of December 31, 2012. Our NPL ratio for our commercial loan portfolio decreased by 44 basis points, from 1.5% as of December 31, 2011 to 1.1% as of December 31, 2012

•
a 14.2% or Ps.1,899 million increase in administrative expenses, from Ps.13,354 million in 2011 to Ps.15,253 million in 2012, mainly due to increases in headcount primarily related to our branch expansion plan, salaries and bonuses. Rents increased Ps.306 million, or 32.6%, as a consequence of our leaseback agreement with Fibra Uno.

•
a 33.8% or Ps.316 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.935 million in 2011 to a gain of Ps.619 million in 2012, primarily due to one-time gains generated in 2011 from the sale of our Visa and MasterCard equity securities, which were classified as available-for-sale securities.

•	a 31.8% or Ps.267 million increase in other operating expense, from Ps.839 million in 2011 to Ps.1,106 million in 2012.

These negative effects were partially offset by:

•
a 25.7% or Ps.5,426 million increase in net interest income, mainly due to an increase of Ps.39,242 million in the average balance of the loan portfolio excluding credit cards resulting from organic growth of the portfolio, together with a 31 basis point increase in the average interest rate over this portfolio resulting mainly from higher volumes as well as interest rates on loans to states and municipalities as well as universities.

•
a 14.7% or Ps.1,315 million increase in net fee and commission income, from Ps.8,929 million in 2011 to Ps.10,244 million in 2012, due mainly to an increase in fees and commissions earned from the sale of insurance products and financial advisory services.

•
a Ps.974 million decrease in net provisions, from a gain of Ps.2,434 million in 2011 to a gain of Ps.1,460 million in 2012, primarily due to the release of provisions created in previous years relating to undrawn credit lines that were above the required amount of provisions. The amount of undrawn credit lines cancelled was lower in 2012 than in 2011.  Approximately 36% of the decrease in provisions in 2012 was due to the cancellation of inactive accounts during 2012, while the remaining decrease is explained by the reduction in the probability of default due to the improvement of portfolio quality and the modifications in the segmentation of the pools in accordance with the risk-based criteria.

Global Wholesale Banking Segment

Our Global Wholesale Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Wholesale Banking segment customers.  This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2012 was Ps.4,526 million, representing a Ps.1,577 million, or 53.5% increase from Ps.2,949 million in 2011.  This increase was mainly due to:

•
a Ps.1,394 million variation in gains/(losses) on financial assets and liabilities and exchange differences, from a loss of Ps.394 million in 2011 to a gain of Ps.1,000 million in 2012, primarily due to an increase in gains from interest rate derivatives and to a lesser extent, higher gains from equity derivatives.

•
a 28.5% or Ps.417 million increase in net fee and commission income, from Ps.1,465 million in 2011 to Ps.1,882 million in 2012, due mainly to an increase in net fees earned from financial advisory services, which resulted from a decrease in commissions paid to other institutions in 2012 compared to 2011 in connection with equity capital markets transactions where we acted as lead or co-lead with few other financial institutions participating.

•
a 0.6% or Ps.23 million increase in net interest income, mainly due to an increase of Ps.16,993 million in the average balance of the loan and advances to credit institutions, together with a 93 basis point increase in the average interest rate over this portfolio mainly due to higher interest rates charged for medium- and long-term loans.

These results were partially offset by a 30.9% or Ps.114 million increase in other operating expense, from Ps.369 million in 2011 to Ps.483 million in 2012.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Wholesale Banking ) and the Corporate Activities segment as follows:

•
the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•
the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•	finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet.  We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole.  In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment.  As the scenario changed to more stable short term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in 2012 was a gain of Ps.4,466 million, a Ps.1,678 million, or 60.2% increase from a gain of Ps.2,788 million in 2011. This increase in operating profit before taxes was mainly due to a Ps.1,730 million increase in gain/(losses) on disposal of assets not classified as non-current assets held for sale representing the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 branches. See “Item 4. Information on the Company—D. Properties, Plants and Equipment.”

This favorable result was partially offset by a 4.9% or Ps.188 million decrease in the net interest income due to the declining volume of the ALCO portfolio, leaving existing positions to mature at their stated maturity, which caused a Ps.168 million decrease in net interest income. In addition, a Ps.119 million decrease in net interest income was registered due to our increased debt issuances in 2012 for funding purposes. This decrease in net interest income was partially offset by a gain of Ps.99 million on net interest income in our Corporate Activities segment resulting mainly from the consolidation of GE Capital.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents our consolidated results of operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

	For the year ended December 31,
	2010		2011		2011		2010/2011
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	39,237	Ps.	46,587	$	U.S.3,593	18.73%
Interest expenses and similar charges		(12,991)		(17,976)		(1,386)	38.37
Net Interest Income	Ps.	26,246	Ps.	28,611	$	U.S.2,207	9.01%
Income from equity instruments		289		299		23	3.46
Fee and commission income (net)		9,276		10,199		787	9.95
Gains/(losses) on financial assets and liabilities (net)		3,622		279		22	(92.30)
Exchange differences (net)		(14)		30		2	(314.29)
Other operating income		581		536		41	(7.75)
Other operating expenses		(1,413)		(1,590)		(123)	12.53
Total Income	Ps.	38,587	Ps.	38,364	$	U.S.2,959	(0.58)%
Administrative expenses		(13,347)		(15,001)		(1,157)	12.39
Personnel expenses		(6,578)		(7,344)		(566)	11.64
Other general administrative expenses		(6,769)		(7,657)		(591)	13.12
Depreciation and amortization		(1,398)		(1,461)		(113)	4.51
Impairment losses on financial assets (net)		(6,972)		(5,435)		(419)	(22.05)
Loans and receivables(2)		(6,972)		(5,435)		(419)	(22.05)
Impairment losses on other assets (net):		(92)		(100)		(8)	8.70
Other intangible assets		(27)		(30)		(2)	11.11
Non-current assets held for sale		(65)		(70)		(5)	7.69
Provisions (net)(3)		(562)		1,890		146	(436.30)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1	(116.88)
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		4	217.65
Operating Profit Before Tax	Ps.	16,156	Ps.	18,324	$	U.S.1,413	13.42%
Income tax		(4,449)		(4,813)		(371)	8.18
Profit from Continuing Operations		11,707		13,511		1,042	15.41%
Profit from Discontinued Operations (net)(4)		880		4,260		329	384.09
Consolidated Profit for the Year	Ps.	12,587	Ps.	17,771	$	U.S.1,371	41.19%
Profit attributable to the Parent		12,586		17,770		1,371	41.19
Profit attributable to non-controlling interests		1		1		0	0.00

(1)
Results for the year ended December 31, 2011 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.12.9658 per U.S.$1.00 as calculated on December 31, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

(4)	Profit from discontinued operations (net) reflects the sale of Seguros Santander, S.A. in 2011. See notes 3.1 and 32 to our audited financial statements.

Summary

Consolidated profit for the year ended December 31, 2011 was Ps.17,771 million, a 41.2% or Ps.5,184 million increase from Ps.12,587 million in 2010.  The increase in 2011 was mainly due to:

•
a 9.0% increase in net interest income due primarily to a Ps.80,426 million increase in average volume in our mortgage and commercial loan portfolios in 2011 compared to 2010, which resulted in part from our acquisition of the GE Capital residential mortgage business, offset in part by decreased spreads;

•	a 10.0% increase in net income from fees and commissions, due to an increase in the sale of insurance products in addition to increased fees earned from financial advisory services;

•	a 22.0% decrease in impairment losses on loans and receivables, driven by improved credit quality in credit cards and commercial loans;

•	a 436.3% decrease in provisions, driven by the release of provisions created in previous years with respect to undrawn credit lines that were above the required amount of provisions; and

•	a 384.1% increase in profit from discontinued operations (net) due to the sale of our insurance business, which generated an after-tax profit of Ps.4,260 million.

These increases were partly offset by lower gains on financial assets and liabilities in 2011, which decreased Ps.3,343 million or 92.3% compared to 2010, primarily due to (i) non-recurrence of gains obtained by the sale of certain ALCO positions in 2010, (ii) reduced gains in 2011 due to unfavorable market conditions, and (iii) higher personnel expenses and other administrative expenses in 2011, which increased Ps.1,654 million or 12.4% compared to 2010, due primarily to headcount increase, increased salaries and higher advertising and technology related expenses.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.32,860 million, or 71%, of our total interest and similar income in 2011, with the remaining balance consisting of interest from debt instruments, cash and cash-balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  Interest expenses on customer deposits was Ps.10,308 million, representing 57% of our total interest expenses in 2011.  Interest expenses from time deposits, demand accounts and credit balances under reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.4,701 million, Ps.1,608 million and Ps.3,999 million, respectively, in 2011 representing 26.2%, 8.9% and 22.2% of our total interest expenses, respectively.  In addition, interest expenses on deposits from credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.3,911 million, representing 21.8% of our total interest expenses in 2011.  Interest expenses and similar charges increased by Ps.4,985 million or 38.4% in 2011 compared to 2010.

Our net interest income in 2011 was Ps.28,611 million, a 9.0% or Ps.2,365 million increase from Ps.26,246 million in 2010.  This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities and the acquisition of the GE Capital residential mortgage business, and was offset in part by reduced spreads on our lending activity.  The decreased spreads occurred in a stable interest rate environment and mainly reflected the lower yields on mortgage loans that were part of the GE Capital mortgage business we acquired and decreased yield on wholesale banking loans due to the acquisition of U.S. dollar-denominated loans to Mexican companies from Santander Group entities.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,477	Ps.	1,449	(1.90%)
Loans and advances to credit institutions		1,024		1,615	57.71
Loans and advances to customers – excluding credit cards		18,077		24,284	34.34
Loans and advances to customers – credit cards		7,340		6,961	(5.16)
Debt instruments		9,512		10,779	13.32
Income from hedging operations		1,556		1,476	(5.14)
Other interest income		251		23	(90.84)
Total	Ps.	39,237	Ps.	46,587	18.73%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(2,964)	Ps.	(3,911)	31.95%
Customer deposits – Demand accounts		(1,151)		(1,608)	39.70
Customer deposits – Time deposits		(3,926)		(4,701)	19.74
Customer deposits – Reverse repurchase agreements		(3,121)		(3,999)	28.13
Subordinated debentures		(75)		—	(100.00)
Marketable debt securities and other financial liabilities		(926)		(1,919)	107.24
Other interest expenses		(828)		(1,838)	121.98
Total	Ps.	(12,991)	Ps.	(17,976)	38.37%

Net interest income	Ps.	26,246	Ps.	28,611	9.01%

The following table sets forth the components of our average loans and advances to customers in 2010 and 2011.

	As of December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	137,620	Ps.	193,432	40.56%
Mortgage		31,512		52,738	67.36
Installment loans to individuals		41,861		44,728	6.85
Revolving consumer credit card loans		26,240		25,719	(1.99)
Non-revolving consumer loans		15,621		19,009	21.69
Total	Ps.	210,993	Ps.	290,898	37.87%

Average total interest-earning assets were Ps.569,502 million in 2011, a 30.7% or Ps.133,851 million increase from Ps.435,652 million in 2010.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.80,426 million, or 43.5%, from Ps.184,753 million in 2010 to Ps.265,179 million in 2011, (ii) an increase of Ps.41,473 million, or 26.7%, in the average volume of debt instruments, from Ps.155,136 million in 2010 to Ps.196,609 million in 2011, and (iii) an increase in the average balance of loans and advances to credit institutions of Ps.12,238 million, or 32.3%, from Ps.37,897 million in 2010 to Ps.50,135 million in 2011.  These increases were offset in part by a slight decrease in the average volume of credit cards outstanding in 2011 compared to 2010.

Interest income and similar income from interest-earning assets increased by Ps.7,350 million, or 18.7%, from Ps.39,237 million in 2010 to Ps.46,587 million in 2011, due primarily to an increase in interest income on loans and advances to customers excluding credit cards.  The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.80,426 million increase in average volumes in our customer loan portfolio excluding credit cards in 2011 compared to 2010, which was comprised mainly of a Ps.21,226 million increase in the average volume of our mortgage loan portfolio and a Ps.55,812 million increase in average volume of commercial loans.  The increase in the average volume of our mortgage loan portfolio was mainly due to our acquisition of the GE Capital residential mortgage business in April 2011, in addition to organic growth.

Average interest rates on interest-earning assets decreased by 83 basis points, from 9.01% in 2010 to 8.18% in 2011, which was mainly due to a 63 basis point decrease in the average interest rate on the customer loan portfolio excluding credit cards from 9.78% in 2010 to 9.16% in 2011, a 90 basis point decrease in the average interest rate over the credit card portfolio, from 27.97% in 2010 to 27.07% in 2011, and a 65 basis point decrease in the average interest rate on debt instruments from 6.13% in 2010 to 5.48% in 2011.  These decreases were offset in part by a 52 basis point increase in average interest rates on loans and advances to credit institutions, from 2.70% in 2010 to 3.22% in 2011.

The decrease in the yield earned on our customer loan portfolio excluding credit cards was mainly due to a decrease of 79 basis points in the average interest earned over our mortgage loan portfolio, from 11.86% in 2010 to 11.07% in 2011.  The decrease in the average interest earned on our mortgage loan portfolio principally resulted from our acquisition of the GE Capital residential mortgage business, which generally had average interest rates lower than the mortgage loan portfolio we had originated organically.  In addition, increased volumes of new mortgage products that have a lower interest rate than loans in our mortgage portfolio originated before 2011, such as Hipoteca Light and Hipoteca10X1000, also contributed to the decrease in average interest earned on our mortgage portfolio.

Average volume of commercial loans grew by Ps.55,812 million, from Ps.137,620 million in 2010 to Ps.193,432 million in 2011.  This increase was comprised of an increase of (i) Ps.25,938 million in the average volume of loans to Global Wholesale Banking segment clients, (ii) Ps.7,641 million in the average volume of loans to middle-market corporations, (iii) Ps.4,265 million in the average volume of loans to SMEs and (iv) Ps.4,577 million in the average volume of loans to institutions (including state and municipal loans and loans to universities).  Average Global Wholesale Banking segment loans increased in part due to our acquisition of loans granted to Mexican companies by other Santander Group entities of approximately Ps.12,993 million.  The increase in the average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued.  Similarly, the increase in SME average loan volumes resulted from more streamlined approval processes and tailored product offerings.  The average volume of loans to institutions grew due to increased lending to state governments in Mexico.  The Global Wholesale Banking segment average loan yield decreased by 22 basis points, from 6.15% in 2010 to 5.93% in 2011, due to the lower interest rates charged on the loans acquired from other Santander Group entities, as these loans are denominated in U.S. dollars.  The average interest rate earned from loans to middle-market corporations decreased by 34 basis points, from 7.29% in 2010 to 6.94% in 2011, mainly due to the increase in volume of secured loans in 2011 compared to 2010.  The average interest rate earned from loans to SMEs decreased by 41 basis points, from 15.67% in 2010 to 15.26% in 2011, as a result of an increased volume of loans to SMEs that are guaranteed in part by Nacional Financiera, a Mexican development bank.  The average interest rate earned from loans to institutions decreased by 17 basis points, from 6.68% in 2010 to 6.51% in 2011.  These loans are collateralized by participaciones federales, representing the portion of federal taxes to which states and municipalities are entitled and that is pledged as security for the loans granted, which in turn leads to loans with lower risk that are charged lower interest rates.

Interest income earned on our trading portfolio increased by Ps.629 million, from Ps.111 million in 2010 to Ps.739 million in 2011, due to an increase of Ps.13,227 million in the average balance of our trading portfolio, from Ps.2,873 million in 2010 to Ps.16,100 million in 2011, as well as an increase in the average interest rate earned on the portfolio of 74 basis points, from 3.85% in 2010 to 4.59% in 2011.  The increase in the average balance of this portfolio was due to increased investment activity of our Global Wholesale Banking segment clients in repurchase and resale agreements.

Interest income earned from debt instruments increased Ps.1,267 million, from Ps.9,512 million in 2010 to Ps.10,779 million in 2011, or 13.3%, reflecting an increase of Ps.41,473 million in the average balance of the portfolio, from Ps.155,136 million in 2010 to Ps.196,609 million in 2011.  The increase in interest income from debt instruments was mainly due to a Ps.65,086 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment, offset by (i) a 67 basis point decrease from 6.40% in 2010 to 5.73% in 2011 in the average interest rate over debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.23,613 million decrease in average balance of debt instruments administered by ALCO and (iii) a 107 basis point decrease from 5.84% in 2010 to 4.77% in 2011 in the average interest rate earned from debt instruments administered by ALCO.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment is due to increased repurchase agreements activity, which in turn was the result of our increased trading activity in the market, both in our exchange and interest rates’ desk and in proprietary trading.  The decrease in the average balance of debt instruments administered by ALCO was due to the sale of certain bond positions that took place in 2010, and to debt instruments that matured in 2011 and were not replaced.

The positive effect of the increase in our average interest-earning assets was partially offset by the above-described decrease in the average yield of these assets and an increase in the average cost and average balance of our interest-bearing liabilities in 2011 compared to 2010.  The combined effect of a decrease of 83 basis points in the average yield on our interest-earning assets together with an increase of 7 basis points in the cost of our interest-bearing liabilities resulted in a decrease in the net interest spread of 90 basis points.  However, net interest income increased by Ps.2,365 million, due mainly to an increase in the average volume of interest-earning assets of Ps.133,851 million with an average interest rate of 8.18%, whereas interest-bearing liabilities increased by Ps.127,866 million with an average cost of 3.71%.  The increase in interest expense over average interest-bearing liabilities of Ps.4,985 million is due to the increase in volume of deposits with credit institutions, demand accounts and time deposits, debt securities and reverse repurchase agreements, in addition to our increased debt issuances in 2011 for funding purposes.  We also paid higher interest rates on time and demand accounts in 2011 compared to 2010.

Average total interest-bearing liabilities in 2011 were Ps.483,925 million, a 35.9% or Ps.127,866 million increase from Ps.356,059 million in 2010.  Interest expenses increased by Ps.4,985 million, or 38.4%, from Ps.12,991 million in 2010 to Ps.17,976 million in 2011.  The principal drivers of this increase were an increase of Ps.947 million in interest expenses over deposits from credit institutions, from Ps.2,964 million in 2010 to Ps.3,911 million in 2011, due to an increase of Ps.25,570 million in the average balance of deposits from credit institutions, from Ps.71,186 million in 2010 to Ps.96,756 million in 2011, partially offset by a decrease of 12 basis points in the average interest rate paid on those deposits, from 4.16% in 2010 to 4.04% in 2011.  In addition, other interest expenses over other liabilities increased by Ps.1,010 million, from Ps.828 million in 2010 to Ps.1,838 million in 2011, due to an increase in the average balance of other interest expenses of Ps.30,309 million, from Ps.19,543 million in 2010 to Ps.49,852 million in 2011, partially offset by a 55 basis point decrease in the average interest rate paid, from 4.24% in 2010 to 3.69% in 2011.  The increase in other interest expenses was mainly in our Global Wholesale Banking segment and it is related to increased securities lending activity.  Interest expenses related to reverse repurchase agreements increased by Ps.878 million, from Ps.3,121 million in 2010 to Ps.3,999 million in 2011, due to an increase in the average balance of Ps.25,583 million, from Ps.64,198 million in 2010 to Ps.89,781 million in 2011, partially offset by a decrease in the average interest rate of 41 basis points, from 4.86% in 2010 to 4.45% in 2011.  These changes are due to an increase in money market operations.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2011 was Ps.10,199 million, a 9.9% or Ps.923 million increase from Ps.9,276 million in 2010.  The following table presents a breakdown, by product, of our fee and commission income and expenses in 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	591	Ps.	590	(0.17)%
Credit and debit cards		3,259		3,095	(5.03)
Insurance		1,586		2,312	45.78
Collection and payment services		1,157		1,256	8.56
Investment funds management		1,953		1,955	0.10
Foreign exchange		456		490	7.46
Checks and others		408		383	(6.13)

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Capital markets and securities activities		432		251	(41.90)
Administration and custody		259		297	14.67
Financial advisory services		828		1,048	26.57
Other fees and commissions		228		639	180.26
Total	Ps.	11,157	Ps.	12,316	10.39%

Fee and commission expense
Credit and debit cards	Ps.	(958)	Ps.	(1,003)	4.70%
Fund management		(148)		(176)	18.92
Checks and others		(44)		(43)	(2.27)
Capital markets and securities activities		(146)		(159)	8.90
Collections and transactional services		(127)		(132)	3.94
Other fees and commissions		(367)		(378)	3.00
Financial advisory services		(91)		(226)	148.35
Total	Ps.	(1,881)	Ps.	(2,117)	12.55%

Net fee and commission income	Ps.	9,276	Ps.	10,199	9.95%

Fee and commission income was Ps.12,316 million in 2011, a 10.4%, or Ps.1,159 million increase from Ps.11,157 million in 2010, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.726 million, or 45.8%, an increase in fees earned from financial advisory services of Ps.220 million, or 26.6%, and an increase in other fees and commissions of Ps.411 million, or 180.3%, which include commitment fees for drawn credit lines, commission charges over cash custody and transfer services, commissions charged on securities trading, and administrative fees and life and property insurance commissions charged to Santander Hipotecario clients related to the mortgages from the GE Capital mortgage business.  The increase in fee and commission income was partially offset by a decrease in fees and commissions earned from capital markets and securities activities of Ps.181 million, or 41.9%, from 2010 to 2011.

Fees generated from credit and debit cards decreased Ps.164 million, or 5.0%, from Ps.3,259 million in 2010 to Ps.3,095 million in 2011.  The reduction in net fees in 2011 was due to additional origination costs and regulatory limits on fees charged to clients, in addition to the charging of annual fees three months after the issuance of a card rather than at the time of issuance, affecting the timing of when we received the fees.  During 2010, new regulations were implemented related to the charging of fees which adversely impacted our fee revenue.  The regulatory limits include a requirement that only a specific fee can be charged for a given transaction, a prohibition on charging fees over specified ceilings, a requirement that a fee charged for a specific transaction must not be higher than specified amounts, and certain restrictions on the timing for charging ATM fees.  As a result of these regulatory limitations, our ability to generate fees was adversely impacted.  In addition, prior to 2011, our internal policy was to charge the annual fee at the time of issuance.  In 2011, due to competitive pressures, we began to charge the annual fee three months after issuance.

While the total number of credit and debit cards outstanding at year end increased by 1,264,003, or 14.6%, to 9,926,168 in 2011 compared to 8,662,165 in 2010, the average increase in outstanding balances in 2011 compared to 2010 was essentially flat.  The increase in fees and commissions earned from the sale of insurance products was due to an increase of 19% in insurance policies sold, together with a 77% increase in insurance premiums charged.  These increases were mainly due to our strategy to sell insurance products together with certain products such as consumer loans, mortgages, and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers.  The increase in fees earned from financial advisory services was due to a 20.6% increase in commissions charged for financial advisory services to retail banking clients.  The increase of Ps.411 million in other fees and commissions was comprised mainly of fee increases of Ps.224 million in retail banking and Ps.160 million in global wholesale banking, which were due mainly to the increase in commitment fees over credit lines and commissions charged on securities trading, together with those related to the operation of Santander Hipotecario.

Fee and commission expenses in 2011 were Ps.2,117 million, a 12.6% or Ps.236 million increase from Ps.1,881 million in 2010.  This increase was mainly due to an increase of Ps.135 million, or 148.4%, in fees generated from rendering financial advisory services, from Ps.91 million in 2010 to Ps.226 million in 2011, due to commissions paid to other financial institutions that participate in debt and equity capital markets transactions where we acted as lead arranger or global coordinator.

Gains/(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives.  The following table shows a breakdown of our net gains (losses) on financial assets and liabilities in 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	1,028	Ps.	(1,150)	(211.87)%
Debt instruments		(303)		182	(160.07)
Interest rate derivatives		1,331		(1,332)	(200.08)
Equity securities		1,513		800	(47.12)
Equity positions		3,288		(1,959)	(159.58)
Equity derivatives		(1,775)		2,759	(255.44)
Exchange rate products		1,207		746	(38.19)
Foreign exchange positions		907		1,098	21.06
Foreign exchange derivatives		300		(352)	(217.33)
Other(1)		(126)		(117)	(7.14)
Total	Ps.	3,622	Ps.	279	(92.30)%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2011 were Ps.279 million, a decrease of Ps.3,343 million from a gain of Ps.3,622 million in 2010, mainly due to the activities of our Global Wholesale Banking segment, where we had a loss of Ps.394 million in 2011, when in 2010 we had gains of Ps.2,356 million.  This decrease in gains on financial assets and liabilities (net) was due to the following.

Gains on interest rate products decreased Ps.2,178 million, from a gain of Ps.1,028 million in 2010 to a loss of Ps.1,150 million in 2011, mainly due to a loss of Ps.1,332 million from interest rate derivatives compared to a gain of Ps.1,331 million in 2010, partially offset by an increase in gains of Ps.485 million on debt instruments.

Our losses resulting from interest rate derivatives were due to short positions in TIIE futures in the MexDer entered into in previous years.  The related losses are due to the decrease in interest rates since then, as the TIIE rate that we receive is lower than the fixed rate that was established in the relevant trades.  In addition, our proprietary trading activities in interest rate derivatives generated losses of Ps.739 million in 2011, compared to gains of Ps.512 million in 2010, also due to short positions in interest rate futures.

Additionally, during 2010 we booked gains of Ps.869 million related to the sale of certain ALCO positions on fixed rate securities issued by the Mexican government, which were classified as available-for-sale financial assets.

Gains on equity securities decreased by Ps.713 million, from a gain of Ps.1,513 million in 2010 to a gain of Ps.800 million in 2011.  Gains from equity derivatives increased by Ps.4,534 million, from a loss of Ps.1,775 million in 2010 to a gain of Ps.2,759 million in 2011.  This was offset by a decrease in gains on equity positions of Ps.5,247 million, from a gain of Ps.3,288 million in 2010 to a loss of Ps.1,959 million in 2011.

The gains of Ps.2,759 million from equity derivatives in 2011 were due to short positions in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures) in the MexDer entered into in previous years.  This gain was partially offset by a loss of our equity securities position in stocks mainly traded on the Mexican Stock Exchange of Ps.2,366 million.  The IPC quote was 38,550.79 at the end of 2010 and 37,077.52 at the end of 2011.  This represented a decrease of 3.8% in that index.

Our loss generated in equity securities positions of Ps.2,366 million during 2011 was partially offset by the booking of gains of Ps.407 million recorded during 2011 from the sale of our Visa and MasterCard equity securities, which were classified as available-for-sale securities.

During 2010, the gain in equity securities of Ps.1,513 million was mainly due to the 20.0% increase in the IPC quote.  At the end of 2009, the IPC quote was 32,120.47.

Gains on exchange rate products decreased by Ps.461 million, from Ps.1,207 million in 2010 to Ps.746 million in 2011.  Gains from foreign exchange derivatives decreased by Ps.652 million, from a gain of Ps.300 million in 2010 to a loss of Ps.352 million 2011 due to net short positions mainly in foreign exchange forwards.  The Mexican peso depreciated 12.95% during 2011.  As of December 31, 2010, the exchange rate for U.S. dollars was Ps.12.35 per U.S. dollar and as of December 31, 2011, the exchange rate for U.S. dollars was 13.95.  This loss in foreign exchange derivatives was fully offset by gains of Ps.1,098 million in foreign exchange positions generated in daily trading activities.

Exchange Differences (Net)

Our income from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) was Ps.30 million in 2011, a Ps.44 million increase from a loss of Ps.14 million in 2010.  This was due to a slight depreciation of the Mexican peso against the U.S. dollar, mainly due to market conditions that prevailed at the end of 2010.

Other Operating Income (Net)

Other operating income (net) decreased by Ps.222 million, or 26.7% from a loss of Ps.832 million in 2010 to a loss of Ps.1,054 million in 2011.

Other operating income decreased by Ps.45 million, or 7.8%, from Ps.581 million in 2010 to Ps.536 million in 2011, mainly due to a decrease of Ps.29 million in income from the cancellation of operative liabilities resulting from unclaimed payment orders and cashier checks, together with the realization of an income tax asset of Ps.23 million in 2010.  Other operating income also includes fees charged over credit facilities and other income from administrative services.

Other operating expenses increased Ps.177 million, or 12.5%, from Ps.1,413 million in 2010 to Ps.1,590 million in 2011, mainly due to the increase of Ps.246 million in Mexican Institute for the IPAB contributions, from Ps.982 million to Ps.1,228 million, due to the increase in our deposits.  This increase was partially offset by a decrease of by Ps.26 million in charges due to fraud, and a reduction in allowance for doubtful accounts of Ps.59 million.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses paid and our long-term incentive plan for our executives.  Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,654 million, or 12.4%, from Ps.13,347 million in 2010 to Ps.15,001 million in 2011, primarily due to an increase in personnel expenses, advertising and communication and technology and systems.  The following table sets forth administrative expenses in 2010 and 2011, by type.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(6,578)	Ps.	(7,344)	11.64%
Other general expenses		(6,769)		(7,657)	13.12
Administrative services		(701)		(721)	2.85
Taxes other than income tax		(823)		(928)	12.76
Surveillance and cash courier services		(526)		(553)	5.13
Advertising and communication		(569)		(827)	45.34
Maintenance, conservation and repair		(423)		(451)	6.62
Rents		(888)		(980)	10.36
Technology and systems		(1,493)		(1,657)	10.98
Stationery and supplies		(167)		(179)	7.19
Insurance premiums		(37)		(40)	8.11
Credit cards		(170)		(243)	42.94
Travel costs		(190)		(221)	16.32
Operating costs		(426)		(477)	11.97
Other		(356)		(380)	6.74
Total administrative expenses	Ps.	(13,347)	Ps.	(15,001)	12.39%

Our personnel expenses increased Ps.766 million, or 11.6%, from Ps.6,578 million in 2010 to Ps.7,344 million in 2011, primarily as a result of  a 4.8% year-over-year headcount increase, together with an overall increase of 8.0% in salaries, 8.4% in other personnel expenses and 28.0% in bonuses paid.  Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.  The increase in headcount was mainly in our Retail Banking segment to support growth in the segment.  The headcount in retail banking increased year-over-year by 4.7%.  In addition, we also had increased headcount in our Corporate Activities segment, where headcount increased by 5.8%, year-over-year, to support the growth of commercial activity.

The increase in personnel expenses resulted from an increase of Ps.847 million, or 15.3%, in commercial banking, from Ps.5,546 million in 2010 to Ps.6,393 million in 2011, due to an increase of Ps.399 million, or 44.6% in bonuses, from Ps.895 million in 2010 to Ps.1,294 million in 2011.  This increase was partially offset by a reduction in the salaries and bonuses in wholesale banking of 5.4% and 24.5%, respectively.  The reduction in salaries was due to a reduction in headcount, whereas the reduction in bonuses was tied to weaker results.

Other general expenses increased by Ps.888 million, or 13.1%, from Ps.6,769 million in 2010 to Ps.7,657 million in 2011, mainly due to an increase of Ps.258 million, or 45.3%, in advertising and communication due to the launch and promotion of new mortgages, insurance and credit card products and services and various other promotions including in our premier and preferred customer divisions.  In addition, expenses related to technology and systems increased by Ps.164 million, or 11.0%, due to investments necessary to update and improve our systems, including our CRM tools.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables decreased by Ps.1,537 million, or 22%, from Ps.6,972 million in 2010 to Ps.5,435 million in 2011, reflecting a reduction in impairment losses of Ps.1,083 million in our credit card loan portfolio and of Ps.458 million in our commercial loan portfolio, mainly due to fewer delinquencies and overall improvement in the performance of our credit card loan portfolio and our commercial loan portfolio.  The decrease in impairment losses in our commercial loan portfolio was due to both the improved quality of the portfolio, evidenced by the 18 basis point reduction in the ratio of our NPL ratio, together with increased recoveries from past due loans.

Non-performing loans totaled Ps.5,004 million as of December 31, 2010 and increased to Ps.6,382 million as of December 31, 2011, an increase of Ps.1,378 million, or 27.5%, due to the increase of non-performing loans in our mortgage loan portfolio of Ps.1,542 million, resulting from our acquisition of the GE Capital residential mortgage business.  The acquisition of GE did not materially increase our impairment losses on loans and receivables because the GE portfolio was accounted for upon acquisition at fair value.  The increase in non-performing loans in our mortgage loan portfolio was partially offset by a decrease in non-performing loans of Ps.385 million in our credit card loan portfolio.  Our NPL ratio improved from 2.11% as of December 31, 2010 to 1.98% as of December 31, 2011.  Our non-performing loans are primarily held in our Retail Banking segment as they mainly relate to the mortgage, credit card and commercial loans.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2010 and 2011.

	As of December 31,
	2010		2011
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	259,304	Ps.	349,009
Non-performing loans		5,004		6,382
Loan charge-offs		10,410		6,918
Allowance for impairment losses		7,558		7,247
Ratios
Non-performing loans to computable credit risk		1.93%		1.83%
Non-performing loans coverage ratio(2)		151.04%		113.55%
Loan charge-off coverage ratio(3)		4.01%		1.98%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing loans by type of loan as of December 31, 2010 and 2011:

	As of December 31,
	2010		2011		2010/2011
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	2,401	Ps.	2,609	8.66%
Mortgage		707		2,249	218.10
Installment loans to individuals		1,896		1,524	(19.62)
Revolving consumer credit card loans		1,276		891	(30.17)
Non-revolving consumer loans		620		633	2.10
Total	Ps.	5,004	Ps.	6,382	27.54%

Commercial, financial and industrial

Non-performing loans in commercial, financial and industrial loans, which as of December 31, 2011 represented 40.9% of our total non-performing loans, increased Ps.208 million, or 8.7%, from December 31, 2010 to December 31, 2011, primarily due to a slight increase in non-performing loans in the SMEs portfolio due to growth of the portfolio.  Our NPL ratio with respect to commercial, financial and industrial loans improved from 1.68% as of December 31, 2010 to 1.50% as of December 31, 2011.

Mortgage

Non-performing loans in mortgage loans, which as of December 31, 2011 represented 35.2% of our total non-performing loans, increased Ps.1,542 million, or 218.1%, from December 31, 2010 to December 31, 2011.  Our NPL ratio with respect to mortgage loans deteriorated from 1.98% as of December 31, 2010 to 3.51% as of December 31,

2011.  These increases are related to the acquisition of the GE Capital residential mortgage business in Mexico in April 2011.  As of the date of acquisition, we recorded the mortgage loans that we acquired at fair value and Ps.733 million, or 3.7% of this mortgage loan portfolio was classified as a non-performing asset pursuant to our definition of non-performing loans.  Our mortgage portfolio excluding the GE Capital mortgage business had a NPL ratio of 1.76% in 2011 compared with 1.98% in 2010.

Installment loans to individuals

Non-performing loans in installment loans to individuals, which as of December 31, 2011 represented 23.9% of our total non-performing loans, decreased Ps.372 million, or 19.6%, from December 31, 2010 to December 31, 2011.  This decrease was due to the reduction of non-performing loans in our credit card loan portfolio, resulting from more stringent standards for credit card issuances, including increased cut-off scores, lower utilization rates and lower debt-burden ratios, as well as enhanced efforts to improve collections in the portfolio over the past two years.  Our application cut-off scores were increased from 175 to 195 points, which represented an approval rate reduction from 45% to 26%.  Behavior scores were increased from 660 to 680 points. The increase in cut-offs on the behavior score limits the number of new prospects for credit line increases as well as any increases on existing credit lines. Both factors contributed to lower utilization rates.  The minimum acceptance criteria for debt burden were reduced from 65% to 40%.  Our cut-off scores and related indicators are based on our own internal scoring and classification methodology.

Our NPL ratio with respect to installment loans to individuals in the revolving credit card loan portfolio improved from 5.1% as of December 31, 2010 to 3.1% as of December 31, 2011. Our NPL ratio with respect to installment loans to individuals in the non-revolving consumer loans improved from 3.7% as of December 31, 2010 to 2.8% as of December 31, 2011.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax contingencies.

Provision (net) decreased by Ps.2,452 million, from a loss of Ps.562 million in 2010 to a gain of Ps.1,890 million in 2011. This decrease is primarily due to the reduction of undrawn credit lines and an improvement of the probability of default.

The available credit lines decreased by 21% due to three main factors in credit cards: cancellation of credit lines for inactive accounts, voluntary attrition and business as usual credit line decreases for active accounts.

Provisions for off-balance sheet risk were reduced by 48%.  This reduction is explained by the mix of the credit line decreases stated above and the improvement of portfolio quality, with a reduction in probability of default of 520 basis points. This reduction was due to the following factors:

•	accounts with the worst performance were charged off during or prior to 2010;

•
new accounts in 2010 and the first half of 2011 were admitted pursuant to a new credit policy implemented in 2010, which had been tightened in response to past performance.  Approval rates were reduced from 40% to 15%, which resulted in a lower expected loss. This policy was subsequently loosened in the second half of 2011 and tightened again effective March 2012; and

•	we implemented new credit scores that allowed us to manage our credit lines proactively by decreasing credit lines and/or cancelling credit line programs for high-risk customers.

Income Tax

Income tax for the year ended December 31, 2011 was Ps.4,813 million, a Ps.364 million or 8.2% increase from Ps.4,449 million in 2010.  Our effective tax rates for the years ended December 31, 2010 and 2011 were 27.54% and 26.27%, respectively.  Our effective tax rate decreased 127 basis points in 2011 compared to 2010. Although our income tax expense increased by Ps.364 million as a result of higher operating profit before tax, our effective tax rate decreased due to lower non-tax deductible expenses and an increase in deductible tax-depreciation originated from an increase in the deductible tax rate applied to our tangible assets.

Results of Operations by Segment for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2010 and 2011.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities
	For the year ended December 31,
	2010		2011		2010		2011		2010		2011
	(Millions of pesos)
Net interest income	Ps.	18,765	Ps.	21,107	Ps.	2,060	Ps.	3,690	Ps.	5,421	Ps.	3,814
Income from equity instruments		—		—		250		193		39		106
Fee and commission income (expense) (net)		8,121		8,929		1,334		1,465		(179)		(195)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		515		935		2,356		(394)		737		(232)
Other operating income (expenses) (net)		(873)		(839)		(345)		(369)		386		154
Total income	Ps.	26,528	Ps.	30,132	Ps.	5,655	Ps.	4,585	Ps.	6,404	Ps.	3,647
Administrative expenses		(11,873)		(13,354)		(1,370)		(1,412)		(104)		(235)
Depreciation and amortization		(1,229)		(1,299)		(140)		(158)		(29)		(4)
Impairment losses on loans and receivables (net)		(6,908)		(5,326)		(1)		(65)		(63)		(44)
Impairment losses on other assets (net)		—		—		—		—		(92)		(100)
Provisions (net)		181		2,434		—		(1)		(743)		(543)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		(77)		13
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		17		54
Operating profit before tax	Ps.	6,699	Ps.	12,587	Ps.	4,144	Ps.	2,949	Ps.	5,313	Ps.	2,788

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business.  Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Wholesale Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business.  Our Global Wholesale Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2010 and 2011.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	2010		2011		2010		2011		2010		2011
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	35,536	Ps.	35,992	Ps.	7,996	Ps.	7,581	Ps.	604	Ps.	570
Financial assets held for trading		—		181		238,074		241,144		539		1,138
Other financial assets at fair value through profit or loss		—		—		12,661		21,589		—		—
Available-for-sale financial assets		—		—		—		—		60,426		61,582
Loans and receivables		150,800		198,352		111,494		139,626		9,585		8,209
Hedging derivatives		—		—		—		—		1,287		897
Non-current assets held for sale		17		43		1		2		7,793		419
Tangible assets		4,638		4,738		782		799		68		70
Intangible assets		1,588		2,926		268		493		23		43
Tax assets		—		—		—		—		15,146		13,384
Other assets		210		830		10		20		2,068		3,576
Total assets	Ps.	192,789	Ps.	243,062	Ps.	371,286	Ps.	411,254	Ps.	97,539	Ps.	89,888

Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	115,754	Ps.	125,291	Ps.	781	Ps.	—
Other financial liabilities at fair value through profit or loss		—		—		112,239		118,269		—		—
Financial liabilities at amortized cost		228,628		259,012		58,228		50,590		39,592		82,171
Hedging derivatives		—		—		28		2,501		—		—
Liabilities associated with non-current assets held for sale		—		—		—		—		5,368		—
Provisions(1)		2,050		1,453		335		237		6,295		4,461
Tax liabilities		—		—		—		—		118		866
Other liabilities		1,549		1,858		253		303		4,755		5,705
Total liabilities	Ps.	232,227	Ps.	262,323	Ps.	286,837	Ps.	297,191	Ps.	56,909	Ps.	93,203
Total equity	Ps.	16,987	Ps.	22,222	Ps.	6,549	Ps.	10,642	Ps.	62,105	Ps.	58,623
Total liabilities and equity	Ps.	249,214	Ps.	284,545	Ps.	293,386	Ps.	307,833	Ps.	119,014	Ps.	151,826

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Operating profit before taxes attributable to the Retail Banking segment in 2011 was Ps.12,587 million, an 87.9% or Ps.5,888 million increase from Ps.6,699 million in 2010.  This increase was mainly due to:

•
a 12.5% or Ps.2,342 million increase in net interest income, mainly due to an increase of Ps.42,536 million in the average balance of loan portfolio excluding credit cards, partially offset by a 31 basis point decrease in the average interest spread over this portfolio mainly due to lower interest rates on mortgages.  The GE Capital mortgage business that we acquired in April 2011 generally had lower interest rates than we had in our own mortgage portfolio.

•
a 9.9% or Ps.808 million increase in net fee and commission income, from Ps.8,121 million in 2010 to Ps.8,929 million in 2011, due mainly to an increase in fees and commissions earned from the sale of insurance products.

•
an 81.6% or Ps.420 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from Ps.515 million in 2010 to Ps.935 million in 2011, primarily due to gains generated from the sale of our MasterCard and Visa shares, together with gains from hedging products sold to our retail customers, primarily middle-market corporations and SMEs.

•	a 3.9% or Ps.34 million decrease in other operating expense, from Ps.873 million in 2010 to Ps.839 million in 2011.

•	a 12.5% or Ps.1,481 million increase in administrative expenses, from Ps.11,873 million in 2010 to Ps.13,354 million in 2011, mainly due to increases in salaries and bonuses.

•
a 22.9% or Ps.1,582 million decrease in impairment losses on loans and receivables, reflecting a reduction in impairment losses of Ps.1,083 million in our credit card loan portfolio and of Ps.458 million in our commercial loan portfolio.  Our NPL ratio for credit card loans decreased by 197 basis points, from 5.08% in 2010 to 3.11% in 2011 and our NPL ratio for our commercial loan portfolio decreased by 18 basis points, from 1.68% in 2010 to 1.50% in 2011.

•
a Ps.2,253 million decrease in net provisions, from a gain of Ps.181 million in 2010 to a gain of Ps.2,434 million in 2011, primarily due to the release of provisions created in previous years relating to undrawn credit lines that were above the required amount of provisions.

Global Wholesale Banking Segment

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2011 was Ps.2,949 million representing a Ps.1,195 million, or 28.8% decrease from Ps.4,144 million in 2010.  This decrease was mainly due to a Ps.394 million loss on financial assets and liabilities (net) in 2011, compared to gains of Ps.2,356 million in 2010, which was mainly the result of losses on interest rate derivatives, most of which were generated in our proprietary trading portfolio and were related to TIIE derivatives.  In 2010 and 2011, our strategy was to position Grupo Financiero Santander Mexico for a decrease in interest rates.  During the first quarter of 2011, rates actually increased generating losses on our money market portfolios, interest rate swaps, cross currency swaps and futures.  During the remainder of 2011, the Global Wholesale Banking segment reduced volume in its portfolios to reduce market risk by disposing of significant positions.

The losses in financial assets and liabilities (net) were partially offset by an increase in net interest income in the segment, which was Ps.3,690 million, an increase of Ps.1,630 million, or 79.1%, from Ps.2,060 million in 2010.  The increase in net interest income in the segment was due to increased average volumes in the loan portfolio and in debt instruments, offset by lower average interest rates earned on these portfolios.  Average wholesale banking loans increased by Ps.25,937 million, mainly due to the acquisition of loans granted to Mexican companies by other Santander Group entities of approximately Ps.12,993 million, in addition to organic growth.  The increase by Ps.13,227 million in the average balance of the trading portfolio was due to increased investment activity of our Global Wholesale Banking segment clients in repurchase and resale agreements.  The average volume of debt instruments administered by our Global Wholesale Banking segment increased by Ps.65,086 million, due to increased trading activity in the market.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currency.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Wholesale Banking ) and the Corporate Activities segment as follows:

•
The difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•
The difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•	Finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet.  We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole.  In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment.  As the scenario changed to more stable short term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in 2011 was a gain of Ps.2,788 million, a Ps.2,525 million, or 47.5% decrease from a gain of Ps.5,313 million in 2010.  This decrease in operating profit before taxes was mainly due to:

•
a 29.1% or Ps.672 million decrease in the net interest income of the ALCO portfolio, due to a reduction of the average balance in the portfolio from Ps.82,901 million in 2010 to Ps.53,663 million in 2011, resulting mainly from the sale of bonds during 2010 (Ps.4,507 million) and the maturity of debt instruments in 2011 (Ps.22,866 million) that were not replaced. In addition, net interest income attributed to the Corporate Activities segment was adversely impacted by a reduction in transfer prices related to our commercial loan portfolio and assigned to that segment, which resulted in a loss of Ps.65 million in 2011, compared to a gain of Ps.665 million in 2010. The adverse impact on net interest income in our Corporate Activities segment resulting from the management of transfer prices contributed to increased net interest income in our two operating segments due to the corresponding lower cost of funding assigned to those segments.

•
a 107.2% or Ps.1,104 million increase in interest expenses related to issuance of debt, with an increase in the average balance of Ps.19,517 million and an increase of 18 basis points in the average interest rate.  During 2010, we issued long-term debt instruments in an aggregate amount of Ps.5,000 million as part of a more conservative liquidity management policy.  Consistent with this policy, during 2011 we issued an increased volume of long-term debt totaling Ps.15,230 million, of which Ps.1,700 million were issued with a 10-year maturity and a fixed rate of 8.91%, contributing to the significant increase in interest expenses in 2011 compared with 2010.

•
a 131.5% or Ps.969 million decrease in gains / (losses) on financial assets and liabilities, from a gain of Ps.737 million in 2010 to a loss of Ps.232 million in 2011, due mainly to a gain in 2010 of Ps.869 million generated from the sale of ALCO positions in Mexican bonds, and gains of Ps.138 million from the sale of shares of the Mexican Stock Exchange.

•
a 60.1% or Ps.232 million decrease in other operating income, from Ps.386 million in 2010 to Ps.154 million in 2011, due to a reduction in the cancelation of unclaimed liabilities from customers, together with an increase in IPAB contributions.

•
a 126.0% or Ps.131 million increase in administrative expenses, from Ps.104 million in 2010 to Ps.235 million in 2011, due to increased general expenses of Ps.190 million, which included expenses related to the sale of our insurance business, maintenance and improvements to buildings and in value added taxes.

We also generated an extraordinary after-tax profit of Ps.4,260 million from discontinued operations due to the sale of our insurance business in 2011.

B.    Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 77.0% of our total deposits, 85.1% of our customer deposits and 98.2% of our demand and time deposits as of December 31, 2012.  We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Spain and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding.  We are autonomous in the management of our liquidity and capital needs, with no structural support from our Parent company or any other unit of the Santander Group.

We are a holding company and our operations are conducted through our financial services subsidiaries.  As a result, our ability to fund our limited operations and, to the extent we decide to do so, pay dividends, primarily depends on the ability of our subsidiaries to generate earnings and to pay dividends to us.  Pursuant to the Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, may be restricted from paying dividends to us if it does not meet its required regulatory capital ratios, does not have sufficient retained earnings or does not maintain legal reserves at required levels.  Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions.  Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

For information about our use of financial instruments for hedging purposes, see note 13 to our audited financial statements and “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk.”

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Capitalization and Corrective Measures.”  The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 8%.  As of December 31, 2012, Banco Santander Mexico’s Capital Ratio was 14.78%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2010, 2011 and 2012, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2010		2011		2012
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Tier 1	Ps.	68,703,017	Ps.	71,674,469	Ps.	74,618,425
Tier 2		1,088,486		1,469,060		1,578,396
Total capital		69,791,503		73,143,529		76,196,821
Risk-Weighted Assets:
Credit risk		235,471,552		267,333,905		320,267,749
Market risk		159,440,784		179,705,594		145,714,720
Operational risk		53,745,194		46,365,635		49,600,221
Total risk-weighted assets		448,657,530		493,405,134		515,582,690

	Mexican Banking GAAP
	As of December 31,
	2010		2011		2012
	(unaudited)
	(Thousands of pesos, except percentages)
Required Regulatory Capital:
Credit risk		18,837,724		21,386,712		25,621,420
Market risk		12,755,263		14,376,447		11,657,178
Operational risk		4,299,616		3,709,251		3,968,018
Total risk-weighted assets	Ps.	35,892,603	Ps.	39,472,410	Ps.	41,246,616
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets		15.31%		14.53%		14.47%
Tier 2 capital to risk-weighted assets		0.24%		0.30%		0.31%
Total capital to risk-weighted assets(1)(2)		15.56%		14.82%		14.78%

(1)
Banco Santander Mexico’s Capital Ratio as of December 31, 2011 decreased by 74 basis points, from 15.56% in 2010 to 14.82% in 2011, mainly due to a 13.5% (Ps.2,549 million) increase in required regulatory capital associated with credit risk and a 12.7% (Ps.1,621 million) increase in required regulatory capital associated with market risk, which were partly offset by an increase of 4.8% (Ps.3,352 million) in total capital and a decrease of 13.7% (Ps.590 million) in required regulatory capital associated with operational risk.

(2)
Banco Santander Mexico’s Capital Ratio as of December 31, 2012 decreased by 4  basis points, from 14.82% as of December 31, 2011 to 14.78%  as of December 31, 2012, mainly due to a 19.8% (Ps.4,235 million) increase in required regulatory capital associated with credit risk and a 7.0%  (Ps.259 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 4.2% (Ps.3,053 million) in total capital and a decrease of 18.9% (Ps.2,719 million) in required regulatory capital associated with market risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019.  Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard.  On November 28, 2012, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that impacted regulatory capital requirements.  The new regulations are applicable to Mexican banks as of January 1, 2013. According to our estimates, we believe Banco Santander Mexico and its subsidiaries will be above the 10.5% threshold that will be required under the Basel III international rules.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Capitalization and Corrective Measures.”

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements.  Liquidity risk arises in the general funding of our financing, trading and investment activities.  It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Risk—Liquidity Risk.”

Additionally, the Basel III framework will implement a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR.  The LCR will require banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario.  The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the Bank’s assets and activities over a one-year period.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) reverse repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2010		2011		2012
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	115,619
Non-interest-bearing deposits		55,669		68,055		95,242
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	210,861
Time deposits:
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	119,875
Fixed-term deposits		6,691		17,730		6,261
Foreign currency time deposits		5,807		4,417		5,340
Subtotal	Ps.	114,007	Ps.	128,695	Ps.	131,476
Reverse repurchase agreements		65,021		72,562		51,589
Accrued interest(1)		187		259		213
Other deposits		9,984		9,122		11,958
Total customer deposits	Ps.	346,064	Ps.	388,648	Ps.	406,097
Deposits from the Mexican Central Bank and credit institutions(2)		66,892		75,193		42,937
Total deposits(3)	Ps.	412,956	Ps.	463,841	Ps.	449,034

(1)	Mainly from time deposits.

(2)	Includes Ps.47,218 million, Ps.45,707 million and Ps.19,603 million of reverse repurchase agreements with credit institutions as of December 31, 2010, 2011 and 2012, respectively.

(3)
As of December 31, 2010, we had deposits of Ps.346,064 million from customers, Ps.62,831 million from credit institutions and Ps.4,061 million from the Mexican Central Bank.  As of December 31, 2011, we had deposits of Ps.388,648 million from customers, Ps.75,193 million from credit institutions and did not have deposits from the Mexican Central Bank.  As of December 31, 2012, we had deposits of Ps.406,097 million from customers and Ps.42,937 million from credit institutions. As of December 31, 2012, we had not received deposits from the Mexican Central Bank.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding.  Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base.  Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 40%, from Ps.68,055 million at December 31, 2011 to Ps.95,243 million at December 31, 2012, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Sale and repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations.  We have used sale and repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The decrease in reverse repurchase agreements and deposits from the Mexican Central Bank and credit institutions from 2011 to 2012 was due to lower funding requirements.

The following tables show our short-term borrowings that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.  The 8.4% decrease in short-term borrowings at year-end from 2011 to 2012 was primarily due to a decrease in our holdings of debt securities, principally Mexican government securities, which resulted in a corresponding decrease in repurchase agreements.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2010			2011			2012
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	112,239	4.41%	Ps.	118,269	4.23%	Ps.	71,193	4.06%
Average during year		119,483	4.41		141,669	4.27		147,332	4.10
Maximum month-end balance		128,711	4.43		177,086	4.36		206,995	4.32
Short positions:
At December 31(1)	Ps.	3,205	4.34%	Ps.	20,432	4.25%	Ps.	55,794	4.20%
Average during year		16,730	4.41		23,008	4.26		51,444	4.17
Maximum month-end balance		37,690	4.53		56,423	4.54		97,424	4.39
Total short-term borrowings at year end	Ps.	115,444	4.41%	Ps.	138,701	4.24%	Ps.	126,987	4.13%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this annual report on Form 20-F.

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs.  The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets.  We review our pricing policy daily and we believe we are able to reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities.  As of December 31, 2012, the balance of our debt securities outstanding totaled Ps.54,703 million.  See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings Ltd., respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  However, the downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets.

We do not rely in any material respect on funding from our parent company, Banco Santander Spain, and Banco Santander Spain does not rely in any material respect on funding from us.  As such, the elimination of funding to us from Banco Santander Spain or any deterioration of Banco Santander Spain’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.”

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2013 capital expenditures.  For 2013, we have a capital expenditures budget of Ps.2,495.1 million (U.S.$192.4 million), 49.6% of which (Ps.1,237.0 million) will be spent on information technology and the rest on furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.1,258.1 million).  In 2012, our capital expenditures were Ps.1,821.6 million (U.S.$140.5 million), 66% of which (Ps.1,209.2 million) was for information technology and the remainder was for furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.612.4 million).

As of December 31, 2012, total interest-bearing liabilities denominated in dollars amounted to Ps.44,325 million, or U.S.$3,419 million, representing 9.9%  of our total deposits and 10.9% of our customer deposits.  The sources of such funding as of December 31, 2010, 2011 and 2012 were as follows:

	IFRS
	As of December 31,
	2010		2011		2012		2012
	(Millions of pesos)						(Millions of U.S.$) (1)
Demand deposits	Ps.	15,305	Ps.	15,831	Ps.	17,407	$	U.S.1,343
Time deposits		6,424		12,423		13,418		1,035
Bank and other loans		7,806		4,642		13,500		1,041
Total	Ps.	29,535	Ps.	32,896	Ps.	44,325	$	U.S.3,419

(1)
Translated at the rate of Ps.12.9658 per U.S.$1.00, the exchange rate for U.S. dollars published by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2013 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of euroclearable certificates of deposit for foreign investors.  We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties.  Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital.  As of December 31, 2012, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$38,041 million (Ps.493,232 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$38,050 million (Ps.493,349 million).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2012, we are also in compliance with the limits established for us by the Mexican Central Bank for maturity-adjusted net foreign currency-denominated liabilities, which was U.S.$10,461 million (Ps.135,635 million).  As of such date, our maturity-adjusted net foreign currency-denominated liabilities were U.S.$4,002 million (Ps.51,889 million).  For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2010, 2011 and 2012, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2010				2011				2012
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	75,912	14.21%	1.52%	Ps.	90,532	13.57%	1.78%	Ps.	144,060	18.50%	1.48%
Time deposits		105,317	19.71%	3.73%		122,491	18.37%	3.84%		131,702	16.91%	4.13%
Deposits from the Mexican Central Bank and credit institutions		71,186	13.33%	4.16%		96,756	14.51%	4.04%		107,665	13.83%	4.08%
Reverse repurchase agreements		64,198	12.02%	4.86%		89,781	13.46%	4.45%		104,175	13.38%	4.49%
Marketable debt securities and other financial liabilities		17,125	3.21%	5.41%		34,513	5.17%	5.56%		33,172	4.26%	5.23%
Other liabilities(1)		19,543	3.66%	4.24%		49,852	7.47%	3.69%		70,087	9.00%	4.32%
Subordinated liabilities		2,778	0.51%	2.70%		—	—	—		—	—	—
Subtotal interest-bearing liabilities		356,059	66.65%	3.65%		483,925	72.55%	3.71%		590,861	75.88%	3.66%
Non-interest-bearing liabilities		98,082	18.36%			102,002	15.29%			91,586	11.76%
Total equity		80,069	14.99%			81,023	12.16%			96,244	12.36%
Subtotal non-interest-bearing liabilities and equity		178,151	33.35%			183,025	27.45%			187,830	24.12%
Total liabilities and equity	Ps.	534,210	100.00%		Ps.	666,950	100.00%		Ps.	778,691	100.00%

(1)
This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity decreased from 18.37% as of December 31, 2011 to 16.91%  as of December 31, 2012, while the ratio of average demand accounts to average total liabilities and equity increased from 13.57%  to 18.50%  over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 15.29% as of December 31, 2011 to 11.76% as of December 31, 2012.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2010, 2011 and 2012.

	IFRS
	As of December 31,
	2010		2011		2012
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	115,619
Non-interest-bearing deposits		55,669		68,055		95,242
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	210,861

	IFRS
	As of December 31,
	2010		2011		2012
	(Millions of pesos)
Time deposits
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	119,875
Fixed-term deposits(1)		7,391		17,730		7,761
Foreign currency time deposits(2)		6,424		12,423		13,418
Subtotal	Ps.	115,324	Ps.	136,701	Ps.	141,054
Total	Ps.	272,189	Ps.	314,711	Ps.	351,915

(1)
As of December 31, 2010, includes Ps.700 million of fixed-term deposits from the Mexican Central Bank and Ps.617 million of fixed-term deposits from other credit institutions.  As of December 31, 2011, we had not received fixed-term deposits from the Mexican Central Bank or other credit institutions.  As of December 31, 2012, we received Ps.1,500 million of fixed-term deposits from credit institutions, and had not received fixed-term deposits from the Mexican Central Bank.

(2)
As of December 31, 2010, we did not have foreign currency time deposits from other credit institutions. As of December 31, 2011, includes Ps.8,006 million of foreign currency time deposits from other credit institutions.  As of December 31, 2012, includes Ps.8,078 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2012.

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured Bank Bonds(2)	76	23-May-13	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured Bank Bonds(2)	100	25-Jun-13	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured Bank Bonds(2)	749	30-Jul-13	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured Bank Bonds(2)	92	29-May-14	TIIE
Structured Bank Bonds(2)	10	11-Jun-14	TIIE
Structured Bank Bonds(2)	200	5-May-14	TIIE
Structured Bank Bonds(2)	57	17-May-13	TIIE
Structured Bank Bonds(2)	131	26-Aug-15	TIIE
Structured Bank Bonds(2)	30	20-Dec-13	TIIE
Structured Bank Bonds(2)	13	20-Dec-13	TIIE
Structured Bank Bonds(2)	20	15-Oct-15	IBEX 35
Structured Bank Bonds(2)	13	9-Jan-13	TIIE
Structured Bank Bonds(2)	20	14-May-13	IPC and BOVESPA
Structured Bank Bonds(2)	11	28-Feb-13	1.00%
Structured Bank Bonds(2)	15	28-Nov-14	TIIE
Senior Notes	12,966	9-Nov-22	4.125%
Unsecured Bonds(3)	14	16-Apr-13	Guaranteed rate subject to IPC yield
Unsecured Bonds(3)	4	15-Jul-13	Guaranteed rate subject to IPC yield
Unsecured Bonds(3)	5,000	18-Apr-13	TIIE + 12bps
Unsecured Bonds(3)	5,000	27-Jan-14	TIIE + 20 bps
Unsecured Bonds(3)	3,700	16-Apr-13	TIIE +15bps
Unsecured Bonds(3)	1,700	9-Mar-21	8.91%
Unsecured Bonds(3)	730	27-Jan-14	TIIE + 20bps
Unsecured Bonds(3)	2,800	21-Sep-16	TIIE + 50bps
Unsecured Bonds(3)	1,300	21-Sep-16	TIIE + 50bps
Promissory notes(4)	48	8-Jan-13	4.50%
Promissory notes(4)	1	10-Jan-13	4.45%

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Promissory notes(4)	300	2-Jan-13	4.50%
Promissory notes(4)	800	2-Jan-13	4.55%
Promissory notes(4)	13,000	4-Jan-13	4.56%
Promissory notes(4)	5,000	15-Jan-13	4.57%
Promissory notes(4)	47	7-Jan-13	4.45%
Promissory notes(4)	637	28-Feb-13	4.57%
Accrued Interest	119
Total issuance	54,703

(1)	Equals funding amounts taking into consideration redemptions. See note 21 to our audited financial statements.

(2)	Referred to in the local Mexican market as bonos bancarios estructurados.

(3)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(4)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

The Senior Notes

In November 2012, our subsidiary, Banco Santander Mexico, issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes.  The 2022 notes were issued at an issue price of 98.18%. The 2022 notes mature on November 9, 2022 and bear interest at a rate per annum equal to 4.125%.  Interest is paid semi-annually in arrears on May 9 and November 9 of each year.  The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

The 2022 notes are redeemable at the option of Banco Santander Mexico at any time prior to maturity, in whole but not in part, at par plus accrued and unpaid interest upon the occurrence of certain specified changes in Mexican laws affecting the withholding tax applicable to payments under the 2022 notes. Banco Santander Mexico may also redeem the 2022 notes, in whole or in part, at the greater of 100% of their principal amount outstanding and a make-whole amount defined as the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption and any additional amounts payable with respect thereto.

The 2022 notes are not secured or guaranteed by any of our affiliated companies, by the IPAB or any other Mexican governmental agency, or by any other entity, and the 2022 notes are not convertible, by their terms, into our shares or equity capital.  The 2022 notes, other than as set forth below, rank pari passu in right of payment with all of Banco Santander Mexico’s other unsecured obligations other than obligations that are, by their terms, expressly subordinated in right of payment to the 2022 notes.  The notes are effectively subordinated to (i) all of Banco Santander Mexico’s secured indebtedness with respect and up to the value of Banco Santander Mexico’s assets securing that indebtedness, (ii) certain direct, unconditional and unsecured general obligations that in case of Banco Santander Mexico’s insolvency are granted preferential treatment pursuant to Mexican law (including tax and labor claims) and (iii) all of the existing and future liabilities of Banco Santander Mexico’s subsidiaries, including trade payables.

The indenture governing the 2022 notes imposes certain restrictions on Banco Santander Mexico’s ability to consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person. However, the indenture does not limit Banco Santander Mexico’s ability to incur senior, secured or other additional indebtedness (including additional 2022 notes), Banco Santander Mexico’s ability to grant liens on its assets and properties, its payment of dividends or require Banco Santander Mexico to create or maintain any reserves.

The indenture governing the 2022 notes also provides for events of default, which, if any of them occurs, would permit or require, as applicable, the principal and interest on all then outstanding 2022 notes to be due and payable immediately.

We may issue additional notes from time to time pursuant to the indenture governing the 2022 notes.

C.    Research and Development, Patents and Licenses, etc.

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial, or IMPI), the agency responsible for registering trademarks and patents in Mexico.  After registration, the owner has exclusive use of the trademark in Mexico for ten years.  Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

We have several trademarks, most of which are brand names of our products or services.  All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We or one of our affiliates owns the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx, www.valorsantander.com.mx and www.supernetempresas.com.mx.  None of the information contained on our websites is incorporated by reference into, or forms part of, this annual report on Form 20-F.

We do not currently conduct any significant research and development activities.

D.    Trend Information

The Mexican financial services sector is likely to remain competitive with a large number of financial services providers and alternative distribution channels.  Additionally, further consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets.  In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the sector.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•
uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of the global economic slowdown on the United States and Europe and fluctuations in local interest and exchange rates;

•	changes in the credit quality of our loan portfolio as a result of inorganic or organic growth;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	increased competition that may lead to tightening of our margins;

•	inflationary pressures that may lead to increases in interest rates and decreases in growth;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and

•	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy or delays in recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  The continued adverse effects of the U.S. economic slowdown on gross domestic product, unemployment, credit demand, exchange rates and interest rates in Mexico are reasonably likely to have a material adverse effect on our financial condition and results of operations.  In addition, during 2011 and 2012, the developments in Europe have increased the risk premiums in global credit markets, which in turn have generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy has not been materially affected by it.  However, if the risks associated with the developments in Europe increase, the Mexican economy and its financial sector could be adversely affected, which, in turn, could adversely affect our business and results of operations.

E.    Off-Balance Sheet Arrangements

In the ordinary course of our business, we are a party to off-balance sheet activities to manage credit, market and operational risk and that are not reflected in our audited financial statements.  These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit.  We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in note 30 of our audited financial statements included elsewhere in this annual report on Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  These loan commitments totaled Ps.148,240 million, Ps.132,983 million and Ps.139,152 million as of December 31, 2010, 2011 and 2012, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness.  We may also require comfort letters.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository.  The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is required when it is considered necessary by us.

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010		2011		2012
	(Millions of pesos)
Proprietary record accounts:
Contingent assets and liabilities(1)	Ps.	31,240	Ps.	32,133	Ps.	33,236
Credit commitments		148,240		132,983		139,152
Assets in trust or mandate:
Trusts		130,423		145,755		125,954
Mandates(2)		1,479		1,556		1,580
Assets in custody or under administration		2,700,457		2,935,454		3,561,696
Subtotal	Ps.	3,011,839	Ps.	3,247,881	Ps.	3,861,618
Collateral received	Ps.	34,512	Ps.	39,015	Ps.	71,296
Collateral received and sold or pledged as guarantee(3)		2,407		18,120		53,788
Uncollected interest earned on past due loan portfolio		928		701		1,808
Investment banking transaction on behalf of third parties (net)(4)		205,917		254,493		393,983
Subtotal		243,764		312,329		520,875
Total	Ps.	3,255,603	Ps.	3,560,210	Ps.	4,382,493

(1)
Includes (i) available lines of credit granted to us by the Mexican Central Bank and by another credit institution of Ps.30,617 million as of December 31, 2010, Ps.31,319 million as of December 31, 2011 and Ps.32,616 million as of December 31, 2012 and (ii) financial penalties assessed by an administrative or judicial authority, including the CNBV, until the time that the obligation to pay these penalties is fulfilled and after appeals proceedings have been exhausted.

(2)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(3)
Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party.  This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.     Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2012.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	210,861	Ps.	—	Ps.	—	Ps.	—	Ps.	210,861
Time deposits		140,701		452		—		—		141,153
Bank and other loans(1)		23,493		1,910		575		377		26,355
Marketable debt securities(1)		31,133		8,050		5,670		17,749		62,602
Reverse repurchase agreements		71,192		—		—		—		71,192
Short positions		62,974		—		—		—		62,974
Operating lease obligations		410		950		1,619		5,105		8,084
Tax liabilities		758		—		—		—		758
Sundry creditors and other payables		38,176		5,473		1,380		—		45,029
Total	Ps.	579,698	Ps.	16,835	Ps.	9,244	Ps.	23,231	Ps.	629,008

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2012.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.    Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

Our Board of Directors is currently comprised of eleven directors and ten alternate directors.  The directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be re-elected.  Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assumed office.

Under our bylaws and in accordance with the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras) and the Mexican Securities Market Law (Ley del Mercado de Valores), at least 25% of the members of our Board of Directors have to be independent.  Independence is determined in accordance with

Article 24 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.  The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) may contest the determination made by our shareholders as to the independence of our directors.  We have not determined whether any of our directors or any of the members of our committees other than the Audit Committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange

For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent.  All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors.  If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F.  Series B shares can be freely subscribed.  Series F shares can be acquired directly or indirectly only by Banco Santander Spain and can be sold only with the previous authorization of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), unless such shares must be transferred to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) as collateral or as property.  Both categories of directors have the same rights and obligations.

In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage.  Series B shareholders have the right to appoint the remaining directors and their alternates.

The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general shareholders’ meeting on April 18, 2013 for a period of one year.  The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.
Name	Position	Series	Director Since
Carlos Gómez y Gómez	Chairman	Series F	1992
Jesús María Zabalza Lotina	Director	Series F	2011
Marcos Alejandro Martínez Gavica	Director	Series F	1997
Fernando Solana Morales	Director	Series F	2003
Juan Sebastián Moreno Blanco	Alternate Director	Series F	2011
Rodrigo Brand de Lara	Alternate Director	Series F	2012
Pedro José Moreno Cantalejo	Alternate Director	Series F	2006
Eduardo Fernández García-Travesí	Alternate Director	Series F	2006
Guillermo Güemez García	Independent Director	Series F	2012
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Vittorio Corbo Lioi	Independent Director	Series F	2012
José Eduardo Carredano Fernández	Alternate Independent Director	Series F	1997
Alberto Felipe Mulás Alonso	Alternate Independent Director	Series F	2009
Jesús Federico Reyes Heroles González Garza	Alternate Independent Director	Series F	2009
Carlos Fernández González	Independent Director	Series B	1997
Fernando Ruiz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Enrique Krauze Kleinbort	Alternate Independent Director	Series B	2010
Luis Orvañanos Lascurain	Alternate Independent Director	Series B	2010
Antonio Purón Mier y Terán	Alternate Independent Director	Series B	2009

The Secretary of the Board of Directors is Alfredo Acevedo Rivas and the Assistant Secretary of our Board of Directors is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Carlos Gómez y Gómez is the Chairman of our Board of Directors and Chairman of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander, Santander Consumo and Santander Hipotecario.  He has also been a member of the Boards of Directors of Grupo KUO, S.A.B. de C.V. and DINE, S.A.B. de C.V. since 1972.  He is also a member of the Boards of Directors of Grupo Trimex, S.A. de C.V., Grupo Yoreda, S.A. de C.V., Grupo Ceslo, S.A. de C.V., Grupo Dupuis, S.A. de C.V., Club de Industriales, A.C., Club de Banqueros de México, A.C. (Mexican Banking Club), Arena Media Communications, S.A. de C.V. and Consejo Mexicano de Asuntos Internacionales, A.C.  From 2005 to 2008, he served as the Vice Chairman of the Board of Directors of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and from 2006 to 2007, he was a member of the Board of Directors of Consorcio Aeromexico, S.A.B. de C.V.  His other principal business experiences have included serving as the Chairman of the Board of Directors of Casa de Bolsa InverMéxico, S.A. de C.V. from 1986 to 1991, Vice President of the Mexican Banking Association from 1992 to 1997, President of the Mexican Banking Club from 1994 to 2000 and Chairman of the Mexican Banking Association from 1998 to 2000.  He holds a degree in Business Administration from Universidad Anáhuac.

Jesús María Zabalza Lotina is a member of our Board of Directors.  He has also served on the Board of Directors of Banco Santander Chile since 2008.  He has been Director General of Banco Santander Spain in their Americas division since July 1, 2002.  In addition, Mr. Zabalza Lotina is Vice President of the Asociación Española de Ejecutivos de Finanzas (AEEF) (Spanish Association of Finance Executives).  From 2002 to 2010, he served as a member of the Board of Directors of Banco Santander Puerto Rico.  Other previous board experience includes directorships at several companies such as Banco Santander Colombia, Santander Bancorp, e-La Caixa, S.A., Telefónica Factoring in Spain and Brazil, Adeslas S.A. and Terra.  He holds a degree in Industrial Engineering from Universidad de Bilbao.

Marcos Alejandro Martínez Gavica is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander, Santander Consumo and Santander Hipotecario.  He also serves as our and Banco Santander Mexico’s Executive President and Chief Executive Officer.  He began his career in 1978 at the Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management.  He holds a degree in Chemical Engineering from Universidad Iberoamericana and a Masters in Administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial.

Fernando Solana Morales is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Santander Hipotecario and Santander Consumo.  He serves on the Boards of Directors of various companies, including Solana Consultores, S.A. de C.V., Impulsora de Desarrollo y Empleo en América Latina, S.A. de C.V., Acrosur, S.A. de C.V., Telmex, S.A.B. de C.V., Grupo Carso, S.A.B., Siglo XXI Editores S.A. de C.V., Consejo Mexicano de Asuntos Internacionales S.A. de C.V. and Fresnillo plc.  From 1976 to 1977, he served as the Mexican Minister of Commerce.  From 1982 to 1988, he acted as the Chief Executive Officer of Banco Nacional de México.  From 1988 to 1993, he served as the Mexican Minister of Foreign Affairs.  In 1994, he was elected to the Mexican Senate and served as a Senator until 2000, when he became the Chairman of the Board of Directors and Chief Executive Officer of Solana y Asociados.  He has degrees in Engineering, Philosophy, Business Administration and Public Policy from the Universidad Nacional Autónoma de México.

Juan Sebastián Moreno Blanco is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He has been the Vice President of Retail Banking for Banco Santander Mexico since September 2010.  Mr. Moreno Blanco began his career as an executive officer of Bankinter in Spain in 1987.  From 1997 to 2005, he headed Banco Santander Mexico’s Business Development Department.  From 2006 to 2008, he served as the head of the Latin American Division of the Business Development Department in Madrid, Spain.  From 2008 to 2010, he acted as President and Chief Executive Officer of Banco Santander Puerto Rico.  In addition, he has served as a member of the Board of Directors of Santander Bancorp in Puerto Rico since 2007.  He holds a bachelor’s degree in Business Administration with a major in Finance from the University of Houston.

Rodrigo Brand de Lara is an alternate member of our Board of Directors and was appointed Deputy General Director of Institutional Relationships and Communication for Grupo Financiero Santander Mexico in 2011.  In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (SRE).  From 2006 to 2010, he was the head of the Social Communication Unit and the Spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB.  Mr. Brand de Lara has held the following positions at SHCP: Deputy General Director of Economic and

Financial Analysis from 2001 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000.  From 1996 to 1999, he was an Economist in Mexico for Deutsche Morgan Grenfel and during 1996 he was also an Advisor to the Deputy Director of Financial Engineering of BANOBRAS (Mexico).  Mr. Brand de Lara graduated with a degree in Economics from ITAM.

Pedro José Moreno Cantalejo is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He started his career in the banking industry in 1985 as Chief of Administration at GESBISA Caja Postal de Ahorros – Madrid.  In 1998, he joined the Santander Group, working in Grupo Hispamer Grupo Financiero holding various positions until 1998, when he became Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano.  From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Spain.  From 2004 to 2006, he acted as a member of the Board of Directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd.  and Santander Consumer Bank (Poland).  During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Spain.  From 2006 to 2010, he acted as Banco Santander Mexico’s Vice President of Finance.  In October 2010, he became Banco Santander Mexico’s Vice President of Administration and Finance.  He holds a degree in Economic and Business Sciences, CEU Luis Vives, from Universidad de Madrid, a Masters in Management of Financial Entities from the Centro de Estudios Comerciales (CECO), and MBAs from the Executive and Senior Executive Programs from the Escuela de Negocios (ESDEN).

Eduardo Fernández García-Travesí is an alternate member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Gestión Santander.  Mr. Fernández García-Travesí was appointed Chief Legal Officer of Banco Santander Mexico in 2007.  Previously, he was Banco Santander Mexico’s Executive Legal Director from 2001 to 2006.  He joined Banco Santander Mexico in 1992.  Mr. Fernández García-Travesí began his career in 1981 at Bremer, Quintana, Obregón y Mancera S.C.  Mr. Fernández García-Travesí graduated from the Universidad Iberoamericana in Mexico with a law degree.

Guillermo Güemez García is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and  Seguros Santander.  He is an independent member of the Board of Directors and member of the investment committee of ING AFORE.  He is also an independent member of the Board of Directors and member of the audit committee of Zurich Compañía de Seguros S.A.  In addition, he serves as a member of the strategy and finance committee of Nacional Monte de Piedad, a member of the Board of Directors of GEUPEC S.A. de C.V., a member of the senior advisory board of Oliver Wyman and chairman of the assets and liabilities committee of Banco Latinoamericano de Comercio Exterior.  He is the President of the advisory committee of the Economics and Business Administration school of the Universidad Panamericana and of the Music Academy of the Palacio de Minería.  He was Deputy Governor of the Mexican Central Bank (Banco de México) and President of the responsibilities commission of the Mexican Central Bank from 1995 to 2010.  He was a member of the cabinet of the CNBV from 2007 until 2010, an alternate member of the cabinet of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 2007 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for the Free Trade Agreement) (Mexico-USA-Canada) from 1991 until 1993.  He held several executive positions at Banamex from 1974 to 1990.  He has a degree with honors in Civil Engineering from the Universidad Nacional Autónoma de Mexico.  He holds a master’s degree in Science from Stanford University.

Juan Ignacio Gallardo Thurlow is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is the Chairman of the Board of Directors of Grupo GEPP (Pepsicola bottling group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V.  He serves on the Boards of Directors of Caterpillar, Inc. and Lafarge.  He is also a member of the International Advisory Board of Bombardier.  He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL).  He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico).  From 1972 to 1988, he was Chairman of the Board of Directors of Rosario México and from 1974 to 1988, he was Chairman of the Board of Directors of Clevite de México.  From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex.  From 1978 to 1989, he was Chairman of the Board of Directors of Babcock de México, S.A. de C.V. and from 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A.  He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is the Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V.  He is also a member of the Boards of Directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the Board of Directors of the Mexican Stock Exchange.  He is a member of the compensation committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  He holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied Business Management at the Instituto Panamericano de Alta Dirección Empresarial.

Vittorio Corbo Lioi is an independent member of our Board of Directors and a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of Economics at the Pontificia Universidad Católica, Chile and at the University of Chile.  He is a director of Banco Santander, S.A. in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A. and Compañía Cerveceras Unidas in Chile.  He is the President of the management committee of the Insurance Company SURA Chile, a financial consultant to certain companies and an advisor to the World Bank and the International Monetary Fund.  From 2003 to 2007, he was the President of the Central Bank of Chile.  From 1991 to 2003, he was a full-time professor of Economics at the Universidad Pontificia of Chile.  From 1984 to 1991, he served in several management positions at the World Bank.  He was also Professor of Economics at the Concordia University in Montreal, Canada from 1972 to 1981 and a lecturer at Georgetown University from 1985 to 1991.  Mr. Corbo holds a degree in Commercial Engineering from the University of Chile (with honors) and a doctorate in Economics from MIT.

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He has been a member of the Boards of Directors of Grupo Financiero Asecam, S.A. de C.V. since 1994 and of Industrial Formacero, S.A. de C.V. since 1987, of La Ideal S.A. de C.V. since 1984 and of Aceros La Ideal S.A. de C.V. since 1978.  Mr. Carredano Fernández has been the Chairman of the Board of Directors of Misa de México, S.A. de C.V. since 1993.  He was Director of Seguros Génesis, S.A. from June 1995 to October 1998.  He holds a Public Accountant degree from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is a member of the Board of Directors of various companies in Mexico, including Grupo Aeroportuario Centro Norte, S.A.B. de C.V., Grupo Modelo, S.A.B. de C.V., Grupo Comex, Organización Ramírez (owner of Cinépolis), Farmacias de Ahorro and the highway concessionary and operator RCO.  Mr. Mulás Alonso served as undersecretary of Housing and Urban Development and first National Commissioner of the National Housing Commission, reporting to President Vicente Fox from January 2001 to December 2002.  Previously, he worked in investment banking in the following positions: as Associate in Bankers Trust Company, New York, from 1988 to 1990; as Vice President of J.P. Morgan in Mexico from 1992 to 1996; and as Mexico Country Manager for Lehman Brothers, Inc., in Mexico, from 1992 to 1996 and for Donaldson, Lufkin & Jenrette from 1999 to 2001.  Mr. Mulás Alonso has a degree in Chemical Engineering with honors from Universidad Iberoamericana and a master’s degree in Business Administration, specializing in finance and strategic planning, from the Wharton School of the University of Pennsylvania.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He was the chief executive officer of Petróleos Mexicanos from December 2006 to September 2009.  He is the Executive President of StructurA.  He is a member of several Boards of Directors such as OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.).  He is a member of the consulting Boards of Energy Intelligence Group (EIG) and Deutsche Bank.  He is also a member of a Morgan Stanley Private Equity group that develops energy projects in Mexico and Latin America.  He served as an ambassador to the United States of America for Mexico from 1997 to 2000.  From 1995 to 1997, he was the

Secretary of Energy in Mexico.  From 1994 to 1995, he was the General Director of Banobras.  From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC.  Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM in 1976 and studied law at UNAM.  He earned a doctorate degree in Economics from the Massachusetts Institute of Technology in 1980.

Carlos Fernández González is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He is the Chief Executive Officer and Chairman of the Board of Directors of Grupo Modelo, S.A. de C.V.  He is also a member of the Boards of Directors of Emerson Electric Co. and Grupo Televisa, S.A.B. de C.V.  He holds a degree in Industrial Engineering from Universidad Anahuac, completed Proficiency Program AD2 from the Instituto Panamericano de Alta Dirección Empresarial and has participated in diverse seminars on financial engineering, marketing and industrial relations among others.

Fernando Ruiz Sahagún is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He also serves on the Board of Directors of several companies, such as Bolsa Mexicana de Valores, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo PLC, Grupo Cementos de Chihuahua S.A.B. de C.V., Grupo México, S.A.B. de C.V., Grupo Modelo, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V.  Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives).  He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its Board from 1993 to 1996.  He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel.  He holds a degree in Public Accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is the Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V., and Chairman of the Mexican Communications Council.  Mr. Torrado has also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados.  He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999.  From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.  Mr. Martínez holds a degree in Accounting from the Instituto Tecnológico Autónomo de México.  He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Banco Santander Spain, Casa de Bolsa Santander and Santander Consumo.  He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years.  He is the author of multiple documentaries and television series on Mexican history.  In 1990 he was inducted into the Mexican Academy of History.  He obtained the Premio Comillas biography award in Spain in 1993.  In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio.  In April 2005, he became a member of the Colegio Nacional.  In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico.  In September 2007, he was honored by the Universidad Autónoma de Nuevo León with the Honoris Causa doctorate.  Mr. Krauze Kleinbort holds a degree in Industrial Engineering from UNAM and a doctorate degree in History from El Colegio de México.

Luis Orvañanos Lascurain is an alternate independent member of our Board of Directors and a member of the Board of Directors of Banco Santander Mexico.  He is the founder, Chairman of the Board of Directors and Chief Executive Officer of Corporación GEO, a developer and construction company, and its 24 subsidiary companies.  He is a member of the Board of Directors of Club de Industriales, A.C., Grupo Zúrich México, S.A., Consejo Mexicano de Hombres de Negocios (Mexican Council of Businessmen) and Arroz con Leche, S.A. de C.V. and a member of CANADEVI and Colegio de Arquitectos, A.C. (Association of Architects).  He has a degree in Architecture from the Universidad Iberoamericana.

Antonio Purón Mier y Terán is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is also a member of the Board of Directors of Zurich Santander Seguros México, S.A.  He serves as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and he is a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025.  He advises public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists.  He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years.  He is currently a professor of training courses to McKinsey’s partners and he is in charge of the partners’ coaching program at a worldwide level.  He is a member of the Board of Directors of Nadro, S.A., of Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Spain and of the Universidad Iberoamericana.  Mr. Purón Mier y Terán holds a Masters in Business Administration from Stanford University and a degree in Chemical Engineering from the Universidad Iberoamericana.  Before starting at McKinsey, he was a full-time teacher at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank.  The following table presents the names and positions of our executive officers.  The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Certain of our executive officers are also members of the Board of Directors and of the Boards of Directors of our subsidiaries.
Executive Officers	Position	Year of Appointment to Current Position
Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer	1997
Pedro José Moreno Cantalejo	Vice President of Administration and Finance	2010
Juan Sebastián Moreno Blanco	Vice President of Retail Banking	2010
Eduardo Fernández García-Travesí	General Counsel	2006
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Estanislao de la Torre Álvarez	Deputy General Director of Media	2006
José Carlos Ávila Benito	Deputy General Director of Credit	2002
Juan Garrido Otaola*	Deputy General Director of Global Wholesale Banking	2013
José Antonio Alonso Mendívil	Deputy General Director of Business Strategy	2011
Rodrigo Brand de Lara	Deputy General Director of Institutional Relationships and Communication	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	2013
Jorge Alberto Alfaro Lara	Deputy General Director of Payment Systems	2005
Javier Pliego Alegría	Executive Director of Internal Audit	2011
Alfonso Sánchez de Pazos	Deputy General Director of Private Banking	2013
Juan Pedro Oechsle Bernos	Deputy General Director of Individual and SME Banking	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources	2011

*	CNBV authorization pending.

Set forth below are the biographies of our executive officers who are not also members of our Board of Directors.

Emilio de Eusebio Saiz began his career in the Santander Group’s Human Resources Department, where he worked from 1989 to 1990.  He worked in the Financial Division of the Santander Group from 1990 to 1992 and in the General Intervention and Control Management division from 1992 to 2008, and he became the Deputy General Director of Intervention and Control Management at Grupo Financiero Santander Mexico in December 2010 after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010.  Mr. Eusebio Saiz holds a degree in Economics from the Universidad Complutense de Madrid and completed graduate studies at the Instituto de Empresas de Madrid in Spain.

Estanislao de la Torre Álvarez has been our Deputy General Director of Media since 2006.  He previously served as CEO of Altec México from 2004 to 2006 and Executive Director of Operations for Grupo Financiero Santander Mexico from 1998 to 2005.  He holds a master’s degree in Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

Juan Garrido Otaola will be the Director of Global Wholesale Banking at Grupo Financiero Santander Mexico once he obtains his working visa and CNBV authorization.  He previously served as Managing Director in Banco Santander Spain in European Fixed Income and Currency Sales (2011 – 2012), Corporate Sales (2009-2011), Iberia Retail Treasury Products (2008 to 2009) and Spain Corporate Sales (2005 to 2008).  Prior to joining the Santander Group he worked for Banco Portugues de Investimento (2004-2005) and J.P. Morgan in Equity Sales, Derivatives and Trading of Futures, Options and Money Markets (1996-2004).  He is a Business Administration graduate from Suffolk University, Boston, Massachusetts and has an MBA from ESEUNE, Bilbao, Spain.

José Antonio Alonso Mendívil was appointed Deputy General Director of Business Strategy for Grupo Financiero Santander Mexico in October 2011.  Previously, he was appointed Deputy General Director of Individual and SME Banking in 2009 after serving in various positions within the Santander Group since 2007.  Mr. Alonso Mendívil is a member of the board of directors of the investment funds managed by Gestión Santander and a member of the board of directors of Zurich Santander Seguros México.  From 1997 to 2007, Mr. Alonso Mendívil was a director of various positions at Banco Mercantil del Norte (Banorte).  Mr. Alonso Mendívil graduated with a degree in Administration from the Universidad Intercontinental in Mexico and holds a master’s degree in Business Administration from the Universidad de Monterrey in Mexico.

Jorge Alberto Alfaro Lara was appointed Deputy General Director of Payment Systems in 2005 and also serves as an alternate member of the Board of Directors of Santander Consumo.  He was the Executive Director of Consumer Credit and Payment Systems for Banco Santander Mexico from 1996 to 2005.  Prior to joining the Santander Group, Mr. Alfaro Lara served on the boards of directors of, among others, Total System de México, S.A., Controladora Prosa, S.A. and Transunion de México, S.A.  Mr. Alfaro Lara began his career as Vice President of Operations for American Express in 1986.  He studied Civil Engineering at Texas A&M University and received his master’s degree in Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico.

Javier Pliego Alegría was appointed Executive Director of Internal Audit in 2011.  Previously, he was the Director of Internal Audit for Grupo Santander in Portugal from 2006 to 2011 and Managing Internal Auditor for Grupo Santander (Spain) from 1997 to 2006.  Mr. Pliego also worked in data treatment for SECEMG S.A. (Spain) in 1997 and as a Risk Analyst for The Chase Manhattan Bank from 1994 to 1997.  Mr. Pliego Alegría graduated with a degree in Economic and Entrepreneurial Sciences from the Universidad Autónoma de Madrid.

Alfonso Sánchez de Pazos was appointed the Deputy General Director of Private Banking in 2013. He previously served as Executive Director of Global Transactional Banking (2006-2013).  Before joining Grupo Financiero Santander Mexico, he worked as Product Manager in Banco Santander Spain from 2002 to 2005.  From 1998 to 2002, he worked at Banco Santander Mexico as Executive Director of International Banking, Factoring and Leasing.  He joined Banco Santander Spain in 1987 working in a retail office for four years and then was promoted to Account Executive of Corporate Banking (1991-1997).  He is a lawyer with a degree from the Universidad Autónoma de Madrid and has an MBA from Escuela Europea de Negocios and a Master of Internacional Commerce from Universidad Complutense de Madrid.

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Private Banking in 2011.  He has previously held the following positions in Santander since 1993: Director of Corporate Banking from 1993 to 1994; Regional Business Director from 1995 to 1996; Regional Director of Company Banking from 1997 to 1999; Regional Director (Center – West) from 2000 to 2004; Regional Director (Southern Metropolis) in 2005; Executive Director of Company and Institutional Banking in 2006; Western Region Executive Director from 2007 to 2009; Western Region Executive Director for Company Banking from 2009 to 2010.  Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1992 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1988.  Pablo Fernando Quesada Gómez graduated with a degree in Business Administration from the Universidad del Valle of Atemajac, Guadalajara.

Juan Pedro Oechsle Bernos was appointed Deputy General Director of Individual and SME Banking in 2011.  He also serves as a member of the Board of Directors of Seguros Santander.  Between 2010 and 2011, Mr. Oechsle

was Chief Executive Officer of Banco Santander Hong Kong Branch with regional responsibilities for the group in Asia.  From 2003 to 2010, he had several managerial responsibilities in Banco Santander Mexico, as Executive Director for South and Southeastern regions, Executive Director of Business and Institutional Banking and Director of Corporate Banking.  Prior to this he was responsible for Structured Transactions in Santander Brazil and led the Cost Efficiency Department in Santander Puerto Rico.  Before he joined Banco Santander, Mr. Oechsle worked for Citibank in Corporate Banking as well as in Banco Wiese in Peru.  Mr. Oechsle holds a degree in Business Administration with a major in Finance from the University of Texas at Austin and completed graduate studies in Finance at Fundação Dom Cabral (Brazil).

Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources in 2011.  He has also held the following positions at Banco Santander Mexico: Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; Executive Director of Corporate Resources from 2000 to 2007; Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to 1996; and Subdirector of Company Banking in 1993.  Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico) and also worked for Banamex as an Account and New Products Executive within the Corporate Finance Division from 1989 to 1990 and as a Credit Analyst from 1986 to 1989.  Mr. Mondragón Domínguez has a degree in Finance from ITAM, a master’s degree in Economics from the University of London (Queen Mary’s College) and a degree in Economics from ITAM.

B.    Compensation

The aggregate amount of compensation and benefits of our executive officers during fiscal year 2012 was Ps.398.5 million.  For the same period, the independent directors who are members of our Board of Directors and the Audit Committee, Corporate Practices, Nominating and Compensation Committee, Comprehensive Risk Management Committee and Remuneration Committee received an aggregate compensation of Ps.9.7 million.  Our directors are not entitled to benefits upon termination of employment.

We are not required under Mexican law to disclose on an individual basis the compensation of our executive officers, directors or committee members, and we do not otherwise publicly disclose such information.

The aggregate compensation includes, for our executive officers, amounts generated under our bonus program.  The criteria for granting and paying bonus compensation vary depending on the department and the activities performed by such executive officer.

Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees.  The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.383 million as of December 31, 2012.

Banco Santander Spain paid a fixed fee in the aggregate amount of approximately Ps.123.4 million to 34 members of our management upon the closing of the 2012 global offering.

Share Compensation Plans

Performance Share Plan Payable in Shares of Banco Santander Spain

Banco Santander Spain’s shareholders have approved a multi-year incentive plan payable in shares of Banco Santander Spain for the benefit of the Santander Group’s executive officers, other members of management and any other executives.  This plan is approved by the shareholders of Banco Santander Spain and the beneficiaries are designated by the board of directors of Banco Santander Spain or, when so delegated by the board of directors, the executive committee of the board of directors of Banco Santander Spain.  The expenses associated with this plan are borne by us and are part of the overall compensation of the beneficiaries of the plan.  Approximately 6% of the participants in this plan are in Mexico.

Except for the first performance cycle, which lasted for two years (Plan I-09), the other performance cycles last for approximately three years each.  As of December 31, 2012, there were two cycles in effect (Plans I-13 and I-14, respectively).  The total cost of these cycles is €9.8 million.

Each beneficiary who is employed with us for the duration of the plan cycle is entitled to a number of shares based on the achievement of certain performance targets by the Santander Group.  The targets for Plan I-11 were defined by comparing the Santander Group’s performance with that of a benchmark group of financial institutions with respect to two parameters: total shareholder return, or TSR, and growth in earnings per share, or EPS.  The targets for later plans compare the Santander Group’s performance with respect to TSR only.  The relevant performance targets are considered as of the third anniversary of the commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered).  Shares awarded in each cycle are delivered within seven months from the end of the cycle.

At the end of the cycle for Plan I-11, TSR and the EPS growth were calculated for the Santander Group and each of the benchmark entities and the results were ranked.  The percentage of shares delivered was based on the following scale in accordance with the Santander Group’s relative position among the group of benchmark financial institutions:
The Santander Group’s TSR Ranking	Percentage of Maximum Shares to be Delivered	The Santander Group’s EPS Growth Ranking	Percentage of Maximum Shares to be Delivered
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

Certain adjustments to the ranking and award criteria are made if any benchmark group entity is acquired by another company and its shares cease to be traded or the company ceases to exist.

At the end of Plan I-12’s cycle, TSRs were calculated for the Santander Group and each of the benchmark entities and the results were ranked from first to last.  The percentage of shares to be distributed was determined based on the following scale in accordance with the relative position of the Santander Group among the group of benchmark financial institutions:
Santander Group’s TSR Ranking	Percentage of Maximum Shares to Be Delivered
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th or lower	0.0%

At the end of Plan I-13’s cycle, TSRs will be calculated for the Santander Group and each of the benchmark entities and the results will be ranked from first to last.  The percentage of shares to be distributed will be determined based on the same scale as the Plan I-12 cycle in accordance with the relative position of the Santander Group among the group of benchmark financial institutions.

In January 2012, the Board of Directors of Banco Santander Spain approved the rules applicable to Plan I-14.  Certain material changes from previous plan cycles are the following:

•	A certain group of executives is not eligible for this plan.

•	Certain changes were made to the group of benchmark financial institutions and to the percentage of shares to be delivered in accordance with the Santander Group’s place in the TSR ranking.

•
Certain additional requirements for the delivery of shares were added.  Shares will not be granted if the financial performance of the Santander Group is below certain standards, and employees will not be eligible to receive shares if they do not comply with internal regulations.

See note 41.b to our audited financial statements.

Plans I-13 and I-14 will remain in place until the end of their respective three-year cycles. Shares awarded under Plan I-12 were delivered to their beneficiaries in July 2012.

Compensation Plan Payable in Shares of Grupo Financiero Santander Mexico

On July 26, 2012, our Board of Directors delegated to the Remuneration Committee the authority to approve a new share compensation plan.  On September 24, 2012, our Remuneration Committee approved the new share compensation plan, which was ratified by our Board of Directors on October 18, 2012.  Pursuant to our new share compensation plan, our eligible senior officers will receive a certain number of Series B shares of Grupo Financiero Santander Mexico, subject to certain conditions.  This plan will be paid out annually over the first three years following our public offering in September 2012, and payments will be linked to the performance of the stock price of the Series B shares of Grupo Financiero Santander Mexico in the Mexican stock market.

Under the plan terms, eligible senior officers will obtain a cash payment in an amount as determined in accordance with the performance criteria set forth below that must be used to acquire Series B shares of Grupo Financiero Santander Mexico at a price of Ps.31.25 per Series B share.  We refer to these payments for the purpose of acquiring Series B shares as incentive awards.

This compensation plan is expected to benefit approximately 300 of our senior officers.  A variety of factors are considered in determining eligibility and the size of each eligible officer’s incentive award under this plan, including each person’s position within our corporate hierarchy, level of client engagement and relationship, ability to generate income and influence results, overall business impact and business-critical or strategic roles.  Additionally, management members identified through our talent mapping program as having high potential with a track record of outstanding performance are considered eligible.  Eligibility for the compensation plan payable in shares of Grupo Financiero Santander Mexico is determined independently of eligibility for the performance share plan payable in shares of Banco Santander Spain.

As of December 31, 2012, Grupo Financiero Santander Mexico has not granted any incentive awards to its eligible senior officers.

Pursuant to the compensation plan, our eligible senior officers will have the right to receive the incentive awards based on the performance metrics described below in three equal parts at the end of each annual period (with each annual period considered independently).  Delivery of the incentive awards under the plan will be subject at all times to the criteria below and to the senior officers’ continued employment with us.  For each eligible senior officer and with respect to each annual period, the following two performance criteria will apply to one third of the aggregate incentive award:

(i)   Absolute revaluation of the Series B shares:

(a)   50% of the annual incentive award will be paid if the Series B shares listed on the Mexican Stock Exchange have appreciated by at least 15% compared to the prior year (beginning with the public offering price, which was Ps.31.25, or the equivalent of at least Ps.35.94, Ps.41.33 and Ps.47.53 for the first, second and third annual periods, respectively), as measured by the average stock price in the 30 trading day period ending on the applicable anniversary of the initial public offering date (September 26, 2012).

(b)  25% of the annual incentive award will be paid if the Series B shares listed on the Mexican Stock Exchange have appreciated by at least 10% compared to the prior year (beginning with the public offering price, which was Ps.31.25, or the equivalent of at least Ps.34.38, Ps.37.81 and Ps.41.59 for the first, second and third annual periods, respectively), as measured by the average stock price in the 30 trading day period ending on the applicable anniversary of the initial public offering date (September 26, 2012).

(c)  If the yearly appreciation of the Series B shares discussed above is between 10% and 15%, then the amount payable will be calculated based on a linear interpolation between 25% and 50% of the annual incentive award.

(ii)  Relative revaluation:

(a)  50% of the annual incentive award will be paid if the performance of the Series B shares is at least equal to the performance of the Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) during the relevant annual period.

The absolute revaluation and relative revaluation criteria are considered independently.

Grupo Financiero Santander Mexico, with the assistance of at least one independent expert, will determine whether the performance criteria have been met in each period.

See notes 41.c and 2.o to our audited financial statements for information about this compensation plan and accounting for these incentive awards, respectively.

C.   Board Practices

Our directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be re-elected.  Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assumed office.  For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent.  All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors.  If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6.  Each of our current members of the Board of Directors was elected at our general shareholders’ meeting on April 18, 2013 for a period of one year.

The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees which report to the Board of Directors:

•	Audit Committee;

•	Corporate Practices, Nominating and Compensation Committee;

•	Comprehensive Risk Management Committee; and

•	Remuneration Committee.

Audit Committee

The purpose, composition, authority and responsibilities of our Audit Committee (Comité de Auditoría), which reports to our Board of Directors, derive from Mexican law and the rules of the NYSE applicable to private issuers. The principal functions of our Audit Committee are to (i) evaluate the performance of our external auditors, including the review and approval of their annual audit, (ii) review and approve financial statements, and recommend their approval to the Board of Directors, (iii) review our internal controls and inform the Board of Directors of any irregularities, (iv) opine in respect of the financial information prepared by the chief executive officer, which includes opinions in respect of (a) whether accounting policies and criteria are adequate and sufficient, and (b) whether financial information fairly reflects our financial condition and results, and (v) ensure that related party transactions and transactions required to be approved by the Board of Directors or the shareholders are approved.

The Audit Committee may generally review our financial information and its preparation and for that purpose may undertake investigations, require opinions of third parties and require explanations and information from our officers.  The Audit Committee is responsible, subject to the approval of the Board of Directors, as required under the Mexican Securities Market Law, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of any disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and each such registered public accounting firm must report directly to the Audit Committee.  In addition, the Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding any questionable accounting or auditing matters.  The Audit Committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.  We are required to provide for appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out is duties.

Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation.  At least one of the members must have broad experience in the financial, auditing and/or internal control sectors.  The executives or employees of Grupo Financiero Santander Mexico cannot be members of the Audit Committee.  The Audit Committee must have at least three members and no more than five members of the Board of Directors, all of whom must be independent, as determined in accordance with Article 24 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.

Pursuant to Mexican law and our bylaws, the President of the Audit Committee is elected and removed at the general shareholders’ meeting.  Such President cannot be the chairman of the Board of Directors.  The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors.  The Audit Committee members are appointed indefinitely until they are removed or resign.

The current members of our Audit Committee are:
Name	Position	Status
Fernando Ruiz Sahagún	President of the Audit Committee and Independent Director*	Independent*
José Eduardo Carredano Fernández	Independent Director*	Independent*
Alberto Felipe Mulás Alonso	Independent Director*	Independent*
Antonio Purón Mier y Terán	Independent Director*	Independent*

*           As determined in accordance with Article 24 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law, our bylaws and the NYSE rules applicable to foreign private issuers.

Certain invitees (invitados habituales) also attend the meetings of our Audit Committee on a regular basis.  Invitees may participate in meetings without voting rights, and the President of the Audit Committee has discretion to ask them to leave.  The current regular invitees of our Audit Committee are:
Name	Position
Javier Pliego Alegria	Executive General Director of Internal Audit
Guillermo Roa Luvianos	External Auditor
José Ignacio Valle Aparicio	External Auditor

The Secretary of the Audit Committee is Alfredo Acevedo Rivas and the Assistant Secretary of our Audit Committee is Eduardo Fernández García-Travesí.

All of the directors on our Audit Committee are considered independent, as determined in accordance with Article 24 of the Mexican Financial Groups Law and Article 25 of the Mexican Securities Market Law.  Likewise, all of the members of our Audit Committee are considered independent in accordance with Rule 10A-3 under the Exchange Act, in compliance with the rules of the NYSE applicable to foreign private issuers.  Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

Corporate Practices, Nominating and Compensation Committee

The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

•	policies and guidelines for the use or enjoyment of our property;

•	policies for loans and other transactions with related parties;

•	policies for exempting related party transactions from authorization;

•	policymaking relating to disclosure;

•	transactions with employees;

•	unusual or non-recurring transactions;

•	appointment, dismissal and compensation of the CEO;

•	appointment and compensation of executive officers;

•	policies that set limits on the authority of the CEO and executive officers;

•	organization of human resources;

•	waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;

•	policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;

•	proposed compensation to directors and members of committees;

•	monitoring compliance of established corporate practices and compliance with all applicable laws or regulations;

•	presenting a report to the Board of Directors, based on reports of the activities of the CEO and the internal committees; and

•	proposing appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.

The Corporate Practices, Nominating and Compensation Committee may solicit the opinion of independent experts as it deems appropriate for the proper performance of its functions.

The current members of our Corporate Practices, Nominating and Compensation Committee are:
Members	Position
Alberto Felipe Mulás Alonso	President (Independent Director)
Fernando Ruiz Sahagún	Member (Independent Director)
José Eduardo Carredano Fernández	Member (Independent Director)
Antonio Purón Mier y Terán	Member (Independent Director)

The Secretary of the Corporate Practices Committee is Alfredo Acevedo Rivas and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Eduardo Fernández García-Travesí.

The Corporate Practices, Nominating and Compensation Committee must include at least three members of the Board of Directors, which may be members or alternate members, all of whom must be independent, as determined in accordance with Article 24 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.  Pursuant to Mexican law and our bylaws, the President of the Corporate Practices Committee is elected and removed by the general shareholders’ meeting.  Such President cannot be the chairman of the Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation.  The Corporate Practices Committee members are appointed indefinitely until they are removed or resign.

Comprehensive Risk Management Committee

Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law.  This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors.  In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks.  See “Item 11. Quantitative and Qualitative Disclosures About Risk—Organizational Structure” for additional information about the committee’s activities.

The current members of our Comprehensive Risk Management Committee are:
Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Juan Sebastián Moreno Blanco	Vice President of Retail Banking
Pedro José Moreno Cantalejo	Vice President of Administration and Finance
José Carlos Ávila Benito	Deputy General Director of Credit
Javier Pliego Alegria*	Executive General Director of Internal Audit
Juan Garrido Otaola	Deputy General Director of Global Banking & Markets Mexico

*	No voting rights.

Certain invitees (invitados habituales) also attend the meetings of our Comprehensive Risk Management Committee on a regular basis.  Invitees may participate in meetings at the discretion of the President and without voting rights.  The current regular invitees of our Comprehensive Risk Management Committee are: Estanislao de la Torre Alvarez, Guillermo Alfonso Maass Moreno, Eduardo Fernández García-Travesí and Emilio de Eusebio Saiz.

Remuneration Committee

The purpose, composition, authority and responsibilities of our Remuneration Committee (Comité de Remuneraciones), which reports to our Board of Directors, have been established in a charter approved by our Board of Directors in accordance with Mexican law.

The Remuneration Committee’s primary purpose is to assist our Board of Directors in developing norms and policies relating to the administration and evaluation of the compensation plans, that together form our compensation system and to promulgate compensation plan criteria and policies to some of our employees.  The Remuneration Committee prepares biannual reports about the administration of our compensation plans and informs the CNBV about modifications to our compensation system.

The Remuneration Committee is responsible for implementing and maintaining our compensation system and informs the Board of Directors twice a year regarding the operation of the compensation system.  Additionally, the Remuneration Committee proposes compensation policies and procedures, recommends employees or personnel for inclusion in the compensation system and brings special cases and circumstances to the attention of the Board of Directors for its approval.

Our Remuneration Committee charter provides that:

•	It must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding.

•	At least one member must have knowledge and experience in risk management or internal controls.

•	The person responsible for the Comprehensive Risk Management Unit shall be a member.

•	A representative from the human resources division shall be a member.

•	A representative from the financial planning or budget division shall be a member.

•	The internal auditor may participate without voting rights.

The Remuneration Committee must meet every quarter, and at least a majority of its members must be present; provided, that an independent director shall at all times be present.  The meetings and resolutions adopted at Remuneration Committee meetings must be documented in minutes signed by all of the members who are present.

The current members of our Remuneration Committee are:
Name	Position
Antonio Purón Mier y Terán	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
José Carlos Ávila Benito	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Pedro José Moreno Cantalejo	Alternate Director and Vice President of Administration and Finance
Javier Pliego Alegría	Executive General Director of Internal Audit
Eduardo Fernández García-Travesí	General Counsel

D.    Employees

As of December 31, 2012, on a consolidated basis we had 13,385 employees, an increase of 7.9% since December 31, 2011.  We classify our employees as executives, professionals and administrative employees.  Executives include the top management.  Professionals are middle-management personnel.  The remainder of the employees are administrative employees.  We intend to add 200 new branches to our branch network by the end of 2014 and to hire approximately 2,000 additional employees to staff these branches.

We have traditionally enjoyed good relations with our employees and their union.  Of the total number of our employees, 3,450, or 25.8%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2012.  We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law.  In 2011, the collective bargaining agreement relating to both salaries and benefits was renewed, and in 2012, the collective bargaining agreement relating to salaries was renewed again, in accordance with Mexican law.  Our collective bargaining agreement applies only to our unionized employees.  While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2010, 2011 and 2012.

	As of December 31,
Employees	2010	2011	2012
Executives	95	106	107
Professionals	4,939	5,275	5,883
Administrative	6,794	7,014	7,395
Total	11,828	12,395	13,385

E.     Share Ownership

The following table provides the names of our directors and executive officers who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Alberto Felipe Mulás Alonso	(1)	(1)	(1)
Juan Pedro Oechsle Bernos	(1)	(1)	(1)
Pablo Fernando Quesada Gómez	(1)	(1)	(1)
Enrique Luis Mondragón Domínguez	(1)	(1)	(1)
Javier Pliego Alegría	(1)	(1)	(1)

(1)   Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees––B. Compensation––Share Compensation Plans––Compensation Plan Payable in Shares of Grupo Financiero Santander Mexico.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

We are a subsidiary of Banco Santander S.A., or Banco Santander Spain.  The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2012, based on publicly available annual reports.  The Santander Group had a gross margin of €43,675 million, core capital (BIS II) of 13.09% and a market capitalization of €62,959 million as of December 31, 2012, and net income attributable to shareholders of €2,205 million in 2012.  As of December 31, 2012, the Santander Group had 14,392 offices and operations in more than 20 countries worldwide.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of the date of this annual report on Form 20-F, Banco Santander Spain directly or indirectly owns approximately 74.97% of our total capital stock.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Spain, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Banco Santander Spain is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.  Santusa Holding, S.L. and Santander Overseas Bank Inc. are affiliates of Banco Santander Spain and act in coordinated manner with Banco Santander Spain with respect to their shareholdings and the voting of their shares in our company.  We do not have a commercial relationship with Santusa Holding, S.L. because it is a holding company whose principal activity comprises holding shares of other companies.  Santusa Holding S.L. is wholly owned by Banco Santander Spain and Santander Holding Internacional S.A. (a holding company subsidiary of Banco Santander Spain).

The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)	—	—	3,464,309,145	100.00%	51.05%
Santusa Holding, S.L.(2)	1,609,062,685	48.44%	—	—	23.71%
Santander Overseas Bank Inc.(3)	14,428,432	0.43%	—	—	0.21%
Minority shareholders	1,698,594,651	51.13%	—	—	25.03%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

(1)
The address of Banco Santander Spain is Paseo de Pereda 9-12, Santander, Spain.  Banco Santander Spain, directly and indirectly through its subsidiaries, is the beneficial owner of 74.97% of our total capital stock.

(2)
Banco Santander Spain and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Spain) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively.  The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)
Holbah II Limited (Bahamas) (a company that is indirectly and wholly controlled by Banco Santander Spain through Parasant, S.A.) owns 100% of the shares of Santander Overseas Bank Inc. The address of Santander Overseas Bank Inc. is 207 Ponce de León, San Juan, Puerto Rico 00917-1818.

According to our depository bank, as of December 31, 2012, we had 49 holders registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs.  As of December 31, 2012, there were a total of 162 ADR holders of record and 258,679,278 ADRs outstanding, representing 1,293,396,390 Series B shares or 33.8% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering.  The selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

Prior to the 2012 global offering, Banco Santander Spain owned 1,608,355,340 Series B shares, or 48.41% of our then-outstanding Series B shares. Banco Santander Spain sold 1,608,355,340 Series B shares (including in the form of ADSs) in the 2012 global offering, including Series B shares (including in the form of ADSs) sold to the underwriters pursuant to their option to purchase additional shares. Immediately after the 2012 global offering, Banco Santander Spain owned 0% of our then-outstanding Series B shares but continued to be our controlling shareholder due to its beneficial ownership of 3,464,309,145 Series F shares.

Prior to the 2012 global offering, Santusa Holding, S.L. owned 1,690,250,753 Series B shares, or 50.88% of our then-outstanding Series B shares. Santusa Holding, S.L. sold 81,188,068 Series B shares (including in the form of

ADSs) to the underwriters pursuant to their option to purchase additional shares in the 2012 global offering. Immediately after the 2012 global offering, Santusa Holding, S.L. owned 48.44% of our then-outstanding Series B shares and 23.71% of our total share capital.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

B.    Related Party Transactions

Loans to Related Parties

Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank.  Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities.  For purposes of these provisions, the term related parties refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries’ shares; (2) our or any of our subsidiaries’ principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any corporation in which our external auditors, our employees, holders of 2% or more of our shares, or we or any of our directors or officers holds 10% or more of the outstanding capital stock.  The majority of our Board of Directors must approve such loans.  Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law.  In addition, certain filings must be made with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) with respect to such loans.  Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank’s Tier 1 net capital are exempt from such provisions.  Loans to related parties may not exceed 50% of a bank’s Tier 1 Capital.  The CNBV may, upon request, grant exemptions from these provisions.  In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) has adopted rules which exclude from the category of loans to related parties loans granted to the Mexican government, provided that the recipient does not make a loan to a related party, and loans to our directors or officers if they fall within the minimum thresholds set forth above.  The SHCP rules also exclude from the category of loans to related parties loans to companies that provide ancillary services to us, meaning our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services, provided that such companies do not make a loan to a related party.  These three categories of loans are not considered for purposes of determining the 50% of Tier 1 Capital limit of our loan portfolio that may consist of loans to related parties, and do not require the prior approval of our Board of Directors.

As of December 31, 2012, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.77,584 million (U.S.$5,984 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) for Ps.47,413 million (U.S.$3,657 million) and Ps.17,992 million (U.S.$1,388 million), respectively, which were eliminated from the balance sheet on consolidation.  These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 50% of Tier 1 Capital limit.  Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 99.0% of the loans granted to related parties have a credit quality of A1 and 1.0% have a credit quality of A2.  Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits.  As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps.0.2 million, Ps.0.1 million, Ps.0.5 million and Ps.0.4 million as of January 1, 2010, December 31, 2010, December 31, 2011 and December 31, 2012, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps.84.7 million, Ps.91.8 million, Ps.96.5 million and Ps.85.2 million as of January 1, 2010, December 31, 2010, December 31, 2011 and December 31, 2012, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  As of January 1, 2010, December 31, 2010, December 31, 2011 and December 31, 2012, 99%, 98%, 97% and 98% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law.  The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Under applicable Mexican privacy laws, Banco Santander Mexico is not permitted to disclose the identity of its loan recipients. The following table sets forth unnamed members of our senior management who are the recipients of loans pursuant to an employee benefit plan granted by Banco Santander Mexico to which Instruction 2 of Item 7.B.2. of Form 20-F does not apply.  The recipients of such loans have not waived the application of these privacy laws.

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•
The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 8%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2012 was 4.79%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2012
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)				Total amount outstanding
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding
	(Millions of pesos)
Officer 1	Ps.	43.1	Ps.	33.6	Ps.	—	Ps.	—	Ps.	33.6
Officer 2		4.7		4.5		—		—		4.5
Officer 3		5.0		3.2		—		—		3.2
Officer 4		2.2		1.9		—		—		1.9
Officer 5		2.5		2.4		—		—		2.4
Officer 6		5.0		4.5		0.3		0.1		4.6

	As of December 31, 2012
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)				Total amount outstanding
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding
	(Millions of pesos)
Officer 7		2.0		0.1		—		—		0.1
Officer 8		6.0		5.9		1.0		0.7		6.6
Officer 9		8.5		5.9		1.0		0.9		6.8
Officer 10		6.0		5.1		0.5		0.4		5.5
Officer 11		5.0		4.8		—		—		4.8
Officer 12		7.0		5.2		2.0		0.6		5.8
Officer 13		3.8		3.6		—		—		3.6
Total	Ps.	100.8	Ps.	80.7	Ps.	4.8	Ps.	2.7	Ps.	83.4

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of 3 mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2012.

(2)
Under our employee benefit plan, each officer can be granted up to a maximum of 2 credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2012.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Spain, our subsidiaries and affiliates such as Santander Consumo, Casa de Bolsa Santander, Gestión Santander, Banco Santander Mexico, Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V. and Geoban, S.A.  We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

•
Ingeniería de Software Bancario, S.L., or ISBAN, for the provision of IT services such as project development, quality plans, remediation plans, maintenance of application software, functional support of various applications and consulting.

•
Produban Servicios Informáticos Generales, S.L., or Produban, for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support.

•	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits.

•	Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products.

•	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

In addition, in January, February and April 2011, we acquired loans previously held by non-Mexican related parties for which the borrower or the holding company of the borrower was a Mexican company.  The acquisition of the portfolios amounted to Ps.18,110 million and was made at fair value.  The amount was recognized in our consolidated income statement.  See note 46 to our audited financial statements included elsewhere in this annual report on Form 20-F for further information regarding our related party transactions with Banco Santander Spain, our subsidiaries and other affiliated companies.

The following table sets forth our assets and liabilities held in connection with related parties as of January 1, 2010 and December 31, 2010, 2011 and 2012:

	As of
	January 1, 2010				December 31, 2010				December 31, 2011				December 31, 2012
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	8,165		—	Ps.	2,283		—	Ps.	317		—	Ps.	4,367		––
Santander Benelux, S.A., N.V.		—	Ps.	2,467		—	Ps.	1,319		—	Ps.	4,891		––	Ps.	3,171
Abbey National Treasury Services plc		—		—		—		—		—		722		––		47
Loans and advances to customers(1)
Produban Servicios Informáticos Generales, S.L.		—		—		—		569		—		643		––		861
Santander Capital Structuring, S.A. de C.V.		—		—		—		—		—		751		––		1,217
Promociones y Servicios Polanco, S.A. de C.V.		—		—		—		—		—		134		––		210
Trading derivatives
Banco Santander, S.A.		17,700		—		15,694		—		11,850		—		8,719
Santander Benelux, S.A., N.V.		—		2,117		—		10,459		—		11,604		––		9,921
Abbey National Treasury Services plc		—		180		—		280		—		243		––		295
Santander Investment Limited		—		42		—		465		—		—		––		2
Other
OTHER ASSETS
Banco Santander, S.A.		—		—		23		—		21		—		––		––
Zurich Santander Seguros México, S.A.		—		725		—		450		—		497		––		629
Isban México, S.A. de C.V.		—		12		—		—		—		—		––		––
Produban Servicios Informáticos Generales, S.L.
Other																67
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.		15,429		—		14,967		—		11,722		—		11,486		—
Santander Benelux, S.A., N.V.		—		5,114		—		12,055		—		16,409		––		13,040
Abbey National Treasury Services plc		—		164		—		225		—		359		––		345
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.		—		—		6,181		—		290		—		186		—
Santander Trade Services, Ltd.		—		—		—		—		—		2		––		––
Customer deposits
Isban México, S.A. de C.V.		—		386		—		332		—		762		––		491
Banco Santander, S.A.		968		—		110		—		—		—		––		––
Promociones y Servicios Santiago, S.A. de C.V.		—		102		—		—		—				––		––
Promoción y Servicios Polanco, S.A. de C.V.		—		—		—		—		—		107		––		––
Zurich Santander Seguros México, S.A.		—		27		—		—		—		—		––		––
Produban Servicios Informáticos Generales, S.L.		—		36		—		89		—		94		––		145
Other		—		—		—		—		—		76		––		136
Marketable Debt Securities
Banco Santander, S.A. (Spain)		—		—		—		—		—		—		74		—
Zurich Santander Seguros México, S.A.		—		856		—		928		—		955		––		1,033
Subordinated debentures
Banco Santander, S.A.		2,952		—		—		—		—		—		––		––
Other		—		981		—		—		—		—		––		––

	As of
	January 1, 2010		December 31, 2010		December 31, 2011		December 31, 2012
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Other financial liabilities
Banco Santander, S.A.	3,995	—	5,038	—	8,484	—	494	––
Santusa Holding, S.L.	—	—	—	1,594	—	2,828	––	––
Santander Overseas Bank Inc.	—	—	—	—	—	24	––	––
Other	—	57	—	14	—	—	––	––
OTHER LIABILITIES
Banco Santander, S.A.	—	—	458	—	309	—	55	––
Other								22

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

The following table set forth our income and expense from related parties for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010				2011				2012
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	75		—	Ps.	71		—	Ps.	7	––
Santander Benelux, S.A., N.V.		—	Ps.	4		—	Ps.	20		––	—
Produban Servicios Informáticos Generales, S.L.		—		—		—		14		––	28
Santander Capital Structuring, S.A. de C.V.											46
Other		—		2		—		3		––	6
Interest expenses and similar charges
Banco Santander, S.A.		79		—		23		—		—	––
Isban México, S.A. de C.V.		—		—		—		24		––	27
Zurich Santander Seguros México, S.A.		—		16		—		—		––	11
Promociones y Servicios Polanco, S.A. de C.V.		—		—		—		2		––	––
Produban Servicios Informáticos Generales, S.L.		—		—		—		2		––	––
Other		—		3		—		—		––	9
Fee and commission income
Banco Santander S.A.		13		—		8		—		—	––
Santander Investment Securities Inc.		—		6		—		—		––	—
Zurich Santander Seguros México, S.A.		—		1,560		—		2,221		––	2,973
Santander Capital Structuring, S.A. de C.V.		—		—		—		15		––	30
Other		—		—		—		11		––	14

	For the year ended December 31,
	2010		2011		2012
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Santander Benelux, S.A., N.V.	—	1,389	—	(4,244)	––	(833)
Banco Santander, S.A.	(2,183)	—	485	—	(3,964)	––
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	—	(1)	—	7	––	(90)
Abbey National Treasury Services plc	—	22	—	(184)	––	(28)
Other	—	—	—	(33)	––	––
Administrative expenses
Produban Servicios Informáticos Generales, S.L.	—	1,007	—	1,118	––	1220
Isban México, S.A. de C.V.	—	91	—	84	––	67
Santander Global Facilities, S.A. de C.V.	—	115	—	151	––	155
Ingeniería de Software Bancario, S.L.	—	76	—	88	––	68
Gesban México Servicios Administrative Globales, S.A. de C.V.	—	32	—	34	––	41
Geoban, S.A.						74
Other	—	81	—	96	––	68

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.  There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal and arbitration proceedings in the normal course of its business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

The Mexican tax authorities issued an official communication dated February 16, 2012 setting forth that the deduction of losses arising from Banco Santander Mexico’s sale of its past due loans during fiscal year 2007 was not in compliance with applicable law.  The amount of the assessment arising from the Mexican tax authorities’ determination is equal to approximately Ps.5,236 million (U.S.$404 million), including penalties and interest.  We believe the assessment is incorrect and have filed an administrative appeal to challenge the assessment.  Based upon the advice of our external legal advisors, we believe that the grounds to contest this assessment are based on sound legal premises and we will continue to challenge the assessment vigorously.  Moreover, the Mexican tax authorities recently concluded that Banco Santander Mexico’s deduction of losses arising from the sale of past due loans during fiscal year 2008 was in compliance with applicable law.  Based on the advice of our external legal advisors and the result of the tax audit for fiscal year 2008, we believe that the risk of a material loss to Banco Santander Mexico is remote and accordingly, we have not recorded any provisions related to this assessment in our audited financial statements.  However, we can provide no assurances that Banco Santander Mexico will prevail in its challenge of the assessment.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us.  As of December 31, 2012, we have recognized Ps.1,354 million (U.S.$104.4 million) as provisions for these legal actions (including tax-related litigation).  See note 23.e to our audited financial statements.  These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

Dividends and Dividend Policy

We paid dividends in December 2008, January 2010, February 2011 and March 2012 in an aggregate amount of Ps.7,287 million, Ps.4,000 million, Ps.6,400 million and Ps.11,350 million, respectively, equivalent to Ps.1.07, Ps.0.59, Ps.0.94 and Ps.1.67 per share, respectively.  On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012.  On April 18, 2013, at an ordinary general shareholders’ meeting, our shareholders approved, among other things, the payment of a cash dividend out of prior years’ results in an aggregate amount of up to Ps.8,850 million, of which a Ps.1,650 million cash dividend has been declared and will be paid no later than August 27, 2013, with the remaining amount, if any, subject to declaration and payment.

Although we have no current plans to adopt a formal dividend policy in respect of the amount and payment of dividends, we currently intend to declare and pay dividends on an annual basis, subject to approval by our shareholders.  The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time.  We cannot assure you that we will pay any dividends in the future.

The declaration, payment and amount of any dividend are considered and proposed by our Board of Directors and approved at the general shareholders’ meeting by the affirmative vote of a majority of our shareholders in accordance with the applicable regulatory, corporate, tax and accounting rules and are subject to the statutory limitations set forth below.

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed.  All shares of our capital stock rank pari passu with respect to the payment of dividends.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP.  As of December 31, 2012, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps.291 million in legal reserves compared to paid-in capital of Ps.25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.    Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.    Offering and Listing Details

Our ADSs are currently traded on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” Our Series B shares are currently traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.)

under the symbol “SANMEX.” There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Mexican offering in September 2012.  Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)		Average daily trading volume of Series B shares
	High		Low		High	Low
Year
2012	Ps.	42.47	Ps.	14.00	$ U.S.16.38	$ U.S. 5.40	3,055,860
2011		16.50		13.15	5.91	4.71	4,046
2010		16.80		13.00	6.80	5.26	631
2009		16.00		13.00	6.12	4.97	164
2008		19.28		16.30	6.97	5.89	128
Quarter
First Quarter 2013		45.15		35.99	18.26	14.56	3,743,654
Fourth Quarter 2012		42.47		34.93	16.38	13.47	8,927,742
Third Quarter 2012		36.66		14.00	14.24	5.44	3,564,936
Second Quarter 2012		14.00		14.00	5.22	5.22	1,614
First Quarter 2012		15.00		14.95	5.86	5.84	158
Fourth Quarter 2011		15.00		13.15	5.38	4.71	1,120
Third Quarter 2011		15.00		15.00	5.44	5.44	303
Second Quarter 2011		16.50		15.10	7.04	6.44	11,003
First Quarter 2011		16.50		15.00	6.93	6.30	3,813
Month
April 2013 (through April 23)		39.68		37.43	16.20	15.28	2,809,749
March 2013		40.91		36.83	16.55	14.90	3,259,189
February 2013		40.04		35.99	15.67	14.08	3,007,375
January 2013		45.15		38.39	17.76	15.10	4,775,910
December 2012		42.47		38.40	16.38	14.81	2,315,446
November 2012		37.98		35.67	14.69	13.80	3,102,802
October 2012		37.90		34.93	14.48	13.34	19,455,240
September 2012		36.66		29.95	14.24	11.64	11,584,875

Source:  Bloomberg.

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

On April 23, 2013, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.38.20 per share, or U.S.$15.59 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps.12.2492 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The trading volume index (índice de bursatilidad) of our Series B shares was 8.625 as of March 2013, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—C. Markets—The Mexican Securities Market.”  We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the New York Stock Exchange.

	U.S.$ equivalent per ADS(1)
	High		Low
Year
2012 (since September 26, 2012)	U.S.$	16.77	U.S.$	12.91
Quarter
First Quarter 2013		17.79		14.01
Fourth Quarter 2012		16.77		13.51
Third Quarter 2012 (since September 26, 2012)		13.70		12.91
Month
April 2013 (through April 23)		16.32		15.24
March 2013		16.16		14.83
February 2013		15.88		14.01
January 2013		17.79		15.20
December 2012		16.77		14.61
November 2012		14.61		13.51
October 2012		14.60		13.65
September 2012 (since September 26)		13.70		12.91

B.    Plan of Distribution

Not applicable.

C.    Markets

On September 25, 2012, we completed our initial public offering and on September 26, 2012, our ADSs representing Series B shares began to trade on the NYSE. Our ADSs are listed on the NYSE under the symbol “BSMX.”  Our Series B shares currently trade on the Mexican Stock Exchange under the symbol “SANMEX.”  For information regarding the price history of our ADSs and Series B shares, see “—A. Offering and Listing Details.”

The Mexican Securities Market

We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the Mexican Central Bank and publications by market participants.  The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

We cannot predict the liquidity of the Mexican Stock Exchange.  If the trading volume of our Series B shares in such market is such that fewer than 100 unrelated investors hold our Series B shares or less than 12% of our aggregate outstanding shares are held by the public, our Series B shares could be delisted from the Mexican Stock Exchange or deregistered from the Mexican National Securities Registry (Registro Nacional de Valores, or RNV).

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation.  Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain US markets.

Trading on the Mexican Stock Exchange is effected electronically.  The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.

Settlement on the Mexican Stock Exchange is effected three business days after a share transaction.  Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed.  Most securities traded on the Mexican Stock Exchange are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.  Transactions must be settled in pesos except under limited circumstances in which settlement in foreign currencies may be permitted.

Market Regulation

In 1925, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity.  In 1995, these two entities merged to form the CNBV.

Among other activities, the CNBV regulates the public offering and trading of securities and participants in the Mexican securities market, and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law.  The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through its staff and a board of governors comprised of thirteen members.

Mexican Securities Market Law

The current Mexican Securities Market Law (Ley del Mercado de Valores) was enacted on December 5, 2005 and published in the Official Gazette of the Federation, and became effective on June 30, 2006.  The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions.

In particular, the Mexican Securities Market Law:

•
establishes the variable capital public stock corporation, a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;

•	includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in Mexico;

•	includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;

•	establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;

•	expands and strengthens the role of the board of directors of public companies;

•
defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);

•	generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;

•	improves the rights of minority shareholders and sets forth the requirements for shareholders’ derivative suits;

•	defines applicable sanctions for violations under the Mexican Securities Market Law; and

•	fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

Registration and Listing Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements.  Securities that have been registered with the RNV, pursuant to CNBV approval, may be listed on the Mexican Stock Exchange.

The general regulations applicable to issuers and other securities market participants (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores, or the General Regulations) issued by the CNBV require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in Mexico.  These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things.  The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico.  These requirements relate to the issuer’s financial condition and capital structure, among others.  The CNBV may waive some of these requirements in certain circumstances.

The CNBV’s approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semi-annual and quarterly basis.  The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors.  If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange has the authority to request that the issuer propose a plan to cure the violation.  If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended.  In addition, if an issuer fails to implement the plan in full, the CNBV may suspend or cancel the registration of the shares with the RNV, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law.

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and to provide periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange.  Mexican issuers must file the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;

•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;

•	reports disclosing material information promptly;

•
reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders’ meeting or the board of directors; and

•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries’) assets by related persons.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers’ share price.  If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect.  In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary.  The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities.  The Mexican Stock Exchange must immediately inform the CNBV of any such request.  In addition, the CNBV may also make any of these requests directly to issuers.  An issuer may delay the disclosure of material events if:

•	the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);

•	the information is related to incomplete transactions;

•	there is no misleading public information relating to the material event; and

•	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event; or

•
upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension.  An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements.  If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading.  If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose before trading may resume a description of the causes that resulted in the suspension and the reasons why it has been authorized to resume trading.

Certain Disclosures

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities:

•	members of a listed issuer’s board of directors;

•	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;

•	certain advisors;

•	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and

•	other insiders.

These persons must also inform the CNBV of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated.  In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding capital stock must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding capital stock must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition.  Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five day period and that exceed certain value thresholds.  Shareholders and board members and officers as well as individuals owning, respectively, 5% or 1% of our outstanding shares are required to report to the issuer, on a yearly basis, their shareholdings.  The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico.  Under the law, tender offers may be voluntary or mandatory.  Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made to all shareholders on a pro rata basis, without differentiating between classes of shares.  Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (a) the percentage of the capital stock intended to be acquired or (b) 10% of the company’s outstanding capital stock.  Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100%).  The tender offer must be made at the same price to all shareholders and classes of shares.  The board of directors, with the advice of the corporate practices committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion.  Directors and principal officers are required to disclose whether they will participate in the tender.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders.  The Mexican Securities Market Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid solely in connection with non-compete or similar obligations.  The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for noncompliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non-Voting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws.  In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares.  The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their bylaws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against the approval of such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.  Our bylaws do not include any such provisions.

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent.  Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether or not a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV.  As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the board of directors to select, under certain circumstances and on a temporary basis, new members of the board of directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

•	determine general strategies applicable to the issuer;

•	approve guidelines for the use of corporate assets;

•	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

•
approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

•	approve the appointment or removal of the chief executive officer;

•	approve accounting and internal control policies; and

•	approve policies for disclosure of information.

Directors have the general duty to act for the benefit of the issuer, without favoring a shareholder or group of shareholders.

The Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, each of which must maintain at least three members appointed by the board of directors and which members must all be independent (except for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, where solely the majority must be independent).  The audit committee (together with the board of directors, which has added duties) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law.

The committee that performs corporate practices functions is required to, among other activities, provide opinions to the board of directors, request and obtain opinions from independent third party experts, call shareholders’ meetings, provide assistance to the board of directors in the preparation of annual reports and provide a report to the board of directors.

The audit committee’s principal role is to supervise the external auditors of the issuer, analyze the external auditor’s reports, inform the board of directors in respect of existing internal controls, supervise the execution of related party transactions, require the issuer’s executive to prepare reports when deemed necessary, inform the board of any irregularities that it encounters, supervise the activities of the issuer’s chief executive officer and provide an annual report to the board of directors.

Duty of Care and Loyalty of Directors

The Mexican Securities Market Law also imposes duties of care and of loyalty on directors.

The duty of care requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of the issuer.  The duty of care is discharged, principally, by obtaining and requesting from the issuer and its officers all the information required to participate in discussions, obtaining information from third parties, attending board meetings and disclosing material information in possession of the relevant director.  Failure to act with care by one or more directors subjects the relevant directors to joint liability for damages and losses caused to the issuer and its subsidiaries, which may be limited (except in the instances of bad faith, illegal acts or willful misconduct).

The duty of loyalty primarily consists of acting for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest.  In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity.  The duty of loyalty is breached if the director discloses false or misleading information or fails to register (or cause the registration of) any transaction in the issuer’s records that could affect its financial statements or if the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies, discloses false or misleading information, orders or causes material information not to be disclosed or to be modified.  The violation of the duty of loyalty subjects the offending director to joint liability for damages and losses caused to the issuer and its subsidiaries.  Liability for breach of the duty of loyalty may not be limited by the company’s bylaws, by resolution of a shareholders’ meeting or otherwise.

Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the issuer (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding shares.

As a safe harbor for directors, the liabilities specified above will not be applicable if the director acted in good faith and (i) complies with applicable law and the bylaws, (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, (iii) selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

Under the Mexican Securities Market Law, the issuer’s chief executive officer and principal executives are also required to act for the benefit of the company and not of a shareholder or group of shareholders.  These executives are required to submit to the board of directors for approval the principal strategies for the business, to submit to the audit committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing non-compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution in order to allow the company to disclose such agreements to investors through the stock exchanges on which its securities are being traded to the public through an annual report prepared by the company.  These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company and a breach of such agreements will not affect the validity of the vote at a shareholders’ meeting, and (iii) will only be effective between the parties once they have been disclosed to the public.

Miscellaneous

The Mexican Securities Market Law also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of the issuer, must be considered and approved by a meeting of shareholders of any public company.

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder’s meeting and request that vote on resolutions in respect of which they were not sufficiently informed, be postponed.  Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder.  These provisions have seldom been invoked in Mexico and, as a result, how a competent court may interpret these provisions is uncertain.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

General

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), all as in effect as at the date of this annual report on Form 20-F.  The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to the registration statement of which this annual report on Form 20-F forms a part.

We are currently organized as a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) under the laws of Mexico.  We were organized as a holding company of a financial group on November 14, 1991 and became a publicly listed company on December 11, 1991.  A copy of our bylaws has been filed with the CNBV and with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to the registration statement filed with the SEC of which this annual report on Form 20-F forms a part.  Our corporate domicile is Mexico City, Federal District and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares.  Series F shares may only be owned by a foreign financial institution, except if such shares are transferred as collateral or in property to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB), and must represent at all times at least 51% of our issued and outstanding capital stock.  Series F shares may only be transferred with the prior approval of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP).  Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Supervision and Regulation—Ownership Restrictions; Foreign Financial Affiliates.”  Series B shares may only represent up to 49% of our issued and outstanding capital stock.  Our Series B shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or RNV) and have been listed on the Mexican Stock Exchange since December 11, 1991.

Since we are a variable stock corporation, our capital stock must have a fixed portion and may have a variable portion, represented both by Series F and Series B shares.  Our bylaws set forth that the variable portion of our capital stock may not exceed ten times the amount of the fixed portion thereof.

As of the date of this annual report on Form 20-F, our capital stock consists of 6,786,394,913 shares, represented by 3,322,085,768 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each.

Corporate Purpose

Our bylaws provide that our corporate purpose includes, among other things, the acquisition and management of shares issued by insurance companies, brokerage houses, depositories, mutual funds management companies, credit institutions, pension fund management companies and any other kind of financial entities as the SHCP may determine, pursuant to the provisions of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), including companies that render ancillary services to us or to the entities part of the financial group.

Registration and Transfer of Shares

Our Series B shares are registered with the Mexican National Securities Registry maintained by the CNBV.  If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

Our shares are evidenced by share certificates in registered form.  The certificates evidencing our shares are deposited with the Mexican depository institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, and are maintained in book-entry form with institutions which have accounts with Indeval.  Indeval is the holder of record in respect of all of the shares of our capital stock.  Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose.  Ownership of our shares is evidenced by certificates issued by Indeval, together with certificates issued by Indeval’s account holders.  We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding shares through institutions that maintain accounts with Indeval, will be recognized as our shareholders.  Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

Pursuant to the Mexican Financial Groups Law, the Mexican Securities Market Law (Ley del Mercado de Valores) and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the SHCP, (ii) acquire more than 2% of our shares without informing the SHCP after the acquisition, (iii) acquire 5% or more of our shares, except with the prior authorization of the SHCP, and (iv) acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the SHCP, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than 50% plus one of our aggregate outstanding shares of capital stock, the greater of an additional 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of the aggregate outstanding shares of capital stock, 100% of our aggregate outstanding shares.

In addition, our Series F shares may only be transferred with the prior approval of the SHCP.

Voting Rights

Holders of Series F or Series B shares are entitled to one vote per share and such shares shall, within each series, confer its holders with the same rights.  Holders of our shares do not have cumulative voting rights, which generally are not available under Mexican law.

Conflicts of Interest

Under Mexican law, any shareholder that votes in a transaction in which its interests conflict with our interest may be liable for damages, but only if the transaction would not have been approved without such shareholder’s vote.

A member of our Board of Directors with a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith.  A breach by any member of our Board of Directors of any such obligations may result in such member being liable for damages and losses.  Further, any member of our Audit Committee or our Corporate Practices Committee who votes on a transaction in which he or she has a conflict of interest with us may be liable for damages.

Pursuant to the Mexican Securities Market Law, our Audit and Corporate Practices Committees, as the case may be, must issue an opinion with regard to, among others, transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors.

Shareholders’ Meetings

Calls

Under Mexican law and our bylaws, shareholders’ meetings may be called by:

•	our Board of Directors;

•	shareholders representing at least 10% of our outstanding capital stock who request that the Board of Directors or the Corporate Practices Committee or Audit Committee call a shareholder meeting;

•	a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;

•	the Audit Committee and the Corporate Practices Committee; and

•
any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in annual shareholders’ meetings.

Calls for shareholders’ meetings will be required to be published in one of the newspapers of general circulation of our corporate domicile, at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call.  If the shareholders’ meeting is not held on the scheduled date, then a second call explaining the circumstances shall be published within a period not greater than 15 business days from the date established in the first call.  The second call shall be published at least 5 business days in advance of the rescheduled shareholders’ meeting.  Calls need to specify the place, date and time as well as the matters to be addressed at the meeting.  From the date on which a call is published until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices.  To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders’ Meetings

General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings.  Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings.  General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;

•	elect directors;

•	appoint the members of the Audit Committee, the Corporate Practices Committee and any other special committees that may be created and determine their respective compensation;

•	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;

•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);

•	determine the maximum amount of funds allocated to share repurchases; and

•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital stock;

•	any change in our corporate purpose or nationality;

•	any merger, spin-off or transformation into another type of company;

•	any issuance of preferred stock;

•	the redemption of shares with retained earnings;

•	any amendment to our bylaws;

•	any amendment to our Statutory Responsibilities Agreement;

•	the cancellation of the registration of shares at the Mexican National Securities Registry or any stock exchange (except for automated quotation systems); or

•	the issuance of treasury shares for its further issuance in the stock markets.

A special shareholders’ meeting, comprising a single class of shares (such as our Series B shares), may be called if an action is proposed to be taken that may only affect such class.  The quorum for a special meeting of shareholders and the vote required to pass a resolution at such meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the series that is the subject of the special meeting of shareholders.

The attendance quorum for a general ordinary shareholders’ meeting will be 51% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein.  If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting.  The attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock.  If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 51% of the capital stock must be represented.  In either case, resolutions must be taken by the vote of at least 51% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the Mexican National Securities Registry or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, at our annual general ordinary shareholders’ meeting for approval.  Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year.  Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Any payment of dividends will be published in a gazette of major circulation of our corporate domicile.

Changes to Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our bylaws, which amendment shall be previously approved by the SHCP.  The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general shareholders’ meeting without amending our bylaws, and the corresponding minutes of such meeting shall be notarized.  Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our capital variations register.  New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by our Board of Directors, provided that:

•	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;

•
subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

•	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Any shareholder that opposes the issuance of shares to be subscribed and paid through a public offer shall have the right to demand the public offering of its shares at the same price as the publicly offered shares.  Upon any such demand, we will be required to offer the dissenting shareholders’ shares in first place.

Election of Directors

Our Board of Directors may consist of up to 21 members and currently consists of 11 directors and 10 alternate directors.  At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law.  In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage.  Series B shareholders have the right to appoint the remaining directors and their alternates.

For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent.  All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors.  If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

Pursuant to the Mexican Financial Groups Law, none of the following persons may be appointed as a member of our board: (i) our officers or officers of other entities of our group, except for our chief executive officer and officers of the first two levels of management immediately below the chief executive officer, who may be appointed as long as they do not represent more than one third of our appointed directors; (ii) the spouse of any director, or any relatives of up to the second degree of more than two directors; (iii) persons who have a pending claim against our company or any other member of our financial group; (iv) persons who have been declared bankrupt or in concurso mercantil, condemned by a court for any patrimonial crime or disqualified to engage in commercial or financial activities; (v) persons involved in supervisory and regulatory activities and of those of our subsidiaries; and (vi) persons who participate in the board of directors of any financial entity that belongs to a different financial group, or to such group’s holding company.

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected).  Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV.  The CNBV may only challenge the appointment after holding a hearing with us and the affected director.  Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or nonprofit organization that receives significant contributions from us; (vii)

general directors and first-level officers of any company at which our general director or any first level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

Under the Mexican Securities Market Law, our Board of Directors may appoint temporary directors, without the vote of our shareholders, in case existing directors have resigned or their appointment has been revoked.

Directors must be elected at a special shareholders’ meeting held by each series of shares.  Holders of at least 10% of our outstanding share capital are entitled to appoint one director and his or her respective alternate.  Such an appointment may only be revoked by the shareholders when appointment of all directors designated by the same series of shares is revoked.  Any director whose appointment is so revoked may not be reelected during the 12-month period immediately following the revocation.  The ordinary shareholders’ meeting acknowledges the appointment of the members of the Board of Directors designated for each series of shares.

The chairman of the Board of Directors will be elected from the members appointed by the Series F shareholders.

Board of Directors

Our management is entrusted to our Board of Directors and our General Director.  The Board of Directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution of such strategy.

Meetings of the Board of Directors are deemed as validly convened and held if 51% of its members are present, including at least one independent director.  Resolutions passed at these meetings will be valid if approved by a majority of the members of the Board of Directors that do not have a conflict of interest.  If required, the chairman of the Board of Directors may cast a tie-breaking vote.

Meetings of our Board of Directors may be called by (i) 25% of our Board members; (ii) the chairman of the Board of Directors; (iii) the chairman of the Audit Committee or the Corporate Practices Committee; and (iv) the Secretary of the Board of Directors.  Notice of such meetings must be provided to the members of our Board of Directors at least five days prior to the relevant meeting.

The Mexican Securities Market Law imposes duties of care and duties of loyalty on directors.  The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to act in our best interest.  The duty of care is discharged, principally, by requesting and obtaining from us all information that may be necessary to take decisions, attending Board meetings and disclosing to the Board of Directors material information in possession of the relevant director.  Failure to act with due care by a director subjects the relevant director to joint and several liability, together with other guilty directors, for damages and losses caused to us and our subsidiaries.

The duty of loyalty consists, primarily, of a duty to act for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest.  In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity belonging to us or our subsidiaries.

The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of our policies, discloses false or misleading information, orders not to, or causes the failure to, register any transaction in our records, that could affect our financial statements, or causes material information not to be disclosed or to be modified.

The violation of the duty of loyalty subjects the breaching director to joint and several liability with all breaching directors, for damages and losses caused to us and to the persons we control.  Liability may also arise if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by such directors.

Claims for breach of the duty of care and the duty of loyalty may be brought solely for our benefit (as a derivative suit) and may only be brought by us or by shareholders representing at least 5% of any outstanding shares.

As a safe harbor for the benefit of directors, in respect of perceived violations of the duty of care or the duty of loyalty, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not be applicable, if the director acted in good faith and (a) complied with applicable law and our bylaws, (b) decided based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (c) selected the more adequate alternative in good faith, or the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then-available information.  Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and meaning of it is uncertain.

Under the Mexican Securities Market Law and our bylaws, our chief executive officer and our principal executives are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders.  Principally, these executives are required to submit to the Board of Directors for approval the principal strategies for our business and the business of the companies we control, to execute the resolutions of the Board of Directors, to comply with the provisions related to repurchase and offering of our shares, verify the effectiveness of capital contributions, comply with any provisions relating to declaration and payment of dividends, to submit to the audit committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, and to prepare and submit to the board the yearly financial statements.

Committees of the Board of Directors

We maintain several committees of the Board of Directors that are required under the Mexican Securities Market Law or necessary to discharge our specialized duties and limit conflicts of interest.  Each of our Audit Committee and our Corporate Practices Committee is required to be comprised of only independent board members and it must consist of at least three directors.

Preemptive Rights

Under Mexican law, our shareholders have preemptive rights for all share issuances or increases except in the cases noted below.  Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary to maintain their existing ownership percentage.  Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the general meeting approving the relevant issuance of additional shares.  This period must continue for at least 15 days following the publication of notice of the issuance in the Official Gazette of the Federation and in a newspaper of general circulation in our corporate domicile.

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange, (iii) in the event of an issuance for purposes of a public offering, see “—Changes to Capital Stock” above, and (iv) in respect of shares issued in connection with the conversion of any convertible securities.

We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless certain conditions are met.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Series B Shares— Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.”

Redemption

In accordance with our bylaws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders.  The fixed portion of our capital stock may only be reduced to absorb losses and requires the approval of the general extraordinary shareholders’ meeting.  In connection with a capital reduction, the redemption of shares will be made pro rata among the shareholders, first of the shares representing the variable portion of the capital stock and then of the shares representing the fixed portion.  In the case of redemption with retained earnings, such redemption will be conducted (a) by means of a tender offer conducted on the Mexican

Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our bylaws, or (b) pro rata among the shareholders.

Dissolution or Liquidation

Upon our dissolution, which must be approved by the SHCP, our shareholders at an extraordinary general shareholders’ meeting will appoint one or more liquidators to wind up our affairs.  Our liquidation may only take place once all of the obligations of our financial subsidiaries have been fulfilled.  All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidation distributions.

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections.  These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:

•	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

•	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

•
holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•
holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Duration

Our corporate existence under our bylaws is indefinite.

Share Repurchases

 We are able to purchase our shares through the Mexican Stock Exchange, at the then-prevailing market prices for the shares at the time of the purchase.  The economic and voting rights corresponding to repurchased shares may not be exercised by us during the period the shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting.  We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our Board of Directors to effect share repurchases; however, we are required to obtain shareholder approval in respect of the maximum amount that may be used by us for share repurchases (including, subsequent sales of such repurchased shares).  In addition, our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases.

Share repurchases are required to be made pursuant to the provisions of the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV.  If we intend to repurchase more than 1% of our outstanding shares at a single trading session, we must inform the public of this intention at least 10 minutes before submitting our bid.  If we intend to repurchase 3% or more of our outstanding shares during a period of 20 trading days, we must conduct a public tender offer for these shares.

On April 18, 2013, at an ordinary general shareholders’ meeting, our shareholders approved, among other things, the creation of a fund out of accumulated reserves for the repurchase of our shares in an amount up to Ps.1,500 million.

Purchase of Shares by Our Subsidiaries

Our subsidiaries may not purchase, directly or indirectly, shares representing our capital stock or shares of companies that are our shareholders.

Anti-Takeover Protections

Our shares are subject to certain transfer restrictions that may have the effect of delaying or preventing a change in control.  See “—Registration and Transfer of Shares” above.

In addition, neither foreign governmental authorities nor Mexican financial institutions, except for Mexican financial institutions, when acting as institutional investors pursuant to the Mexican Financial Groups Law, may acquire any of our shares.

Furthermore, our bylaws provide that any transfer of shares may only be made with the prior approval of our Board of Directors.  We will obtain approval from our Board of Directors prior to the completion of this offering.

Tag-Along Rights

Our bylaws do not grant tag-along rights to our shareholders.  Notwithstanding, the Mexican Securities Market Law permits our shareholders to enter into these types of agreements or understandings, in which case the applicable shareholders shall notify us within the five business days following the corresponding agreement or understanding so that such information becomes publicly available.  Such information is also to be disclosed in our annual report.

Such agreements and understanding shall not be enforceable against us and any breach thereunder shall not affect the validity of the vote taken pursuant to a shareholders’ meeting.  Further, the agreement or understanding shall only become effective among the parties thereto once they are disclosed to the public.

Withdrawal Rights

If our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one type of corporate form to another, any shareholder entitled to vote that voted against the approval of these matters has the right to withdraw and receive book value for its shares, as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this withdrawal right within 15 days after the meeting, at which the relevant matter was approved.

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV.  Our controlling shareholders will be secondarily liable for these obligations.  A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders’ or board of directors’ meeting, or has the ability to appoint a majority of the members of our Board of Directors.  Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or

•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request.  If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our Board of Directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion.  The resolution of the Board of Directors may be accompanied by a fairness opinion issued by an expert selected by our Audit Committee.  Directors and first level officers are required to disclose whether they will sell their shares in connection with the tender offer.

Holding Company Sole Liability

Pursuant to the Mexican Financial Groups Law, we, as a financial services holding company, are secondarily liable for the performance of the obligations undertaken by the members of our financial group (including all of our subsidiaries), in respect of the operations that each such member is allowed to carry out pursuant to applicable law.  In addition, we are liable for the losses of each company comprising our financial group, provided that for such purposes, such company is deemed to have losses when its assets are insufficient to fulfill its payment obligations.  As a result, we would be secondarily liable in respect of all of Banco Santander Mexico’s obligations, including any and all outstanding obligations under the Bank’s debts and issued notes.  Pursuant to our Sole Liability Agreement (Convenio Único de Responsabilidades), as amended and in effect as of the date hereof, if our assets were not sufficient to cover the aggregate losses of the members of our financial group, they would be applied first to cover the losses of Banco Santander Mexico and, thereafter, proportionately among the rest of the members of our financial group until our assets were applied entirely or the relevant losses completely covered.

Enforcement of our secondary liability is subject to a specific proceeding set forth in the Mexican Financial Groups Law and may not be carried out expeditiously.  Thus, the timing and outcome of an action against us to enforce such liability would be uncertain.

Certain Differences between Mexican and U.S. Corporate Law

As an investor, you should be aware that the Mexican Financial Groups Law, the Mexican Securities Market Law and the Mexican Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations and Similar Arrangements

Under Mexican law, mergers, spin-offs, transformations or other similar reorganizations must be approved by the extraordinary general shareholders’ meeting.  Pursuant to the Mexican Corporations Law, under certain circumstances, a shareholder may be entitled to appraisal rights.

In contrast, pursuant to Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.  Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under specific circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.  Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share.  Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Transfer Restrictions

Pursuant to the Mexican Financial Groups Law, the Mexican Securities Market Law and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the SHCP, (ii) acquire more than 2% of our shares without informing the SHCP after the acquisition, (iii) acquire 5% or more of our shares, except with the prior authorization of the SHCP, and (iv) acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the SHCP, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than 50% plus one of our aggregate outstanding shares of capital stock, the greater of an additional 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of the aggregate outstanding shares of capital stock, 100% of our aggregate outstanding shares.

The Mexican Securities Market Law defines control, for these purposes, as (a) the ability to impose decisions, directly or indirectly, at a shareholders’ meeting (b) the right to vote 50% or more of our shares, or (c) the ability to cause, directly or indirectly, that our management, strategy or policies be pursued in any given fashion.  See “—Anti-Takeover Protections” above.

In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts.  Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66⅔% of the voting stock which is not owned by the interested shareholder.

Class Action Lawsuits

Applicable Mexican law has been modified to permit the initiation of class actions; however, rules implementing applicable law have not fully developed the relevant procedural requirements.  In Mexico, the law concerning fiduciary duties of directors and executive officers has been in existence for a relatively short period.  Actions against directors for breach of fiduciary duties may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company).  The grounds for shareholder derivative actions under Mexican law are limited.  See “—Certain Minority Protections” above.

In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law.  In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10% of our outstanding capital stock may (i) vote to request a call for a shareholders’ meeting; (ii) request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and (iii) appoint one member of our Board of Directors and its respective alternate.

In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Extraordinary Shareholders’ Meetings

Under Mexican law and our bylaws, general shareholders’ meetings may be called by (i) our Board of Directors; (ii) shareholders representing at least 10% of our outstanding capital stock; (iii) a Mexican court of competent jurisdiction; (iv) the audit committee and the corporate practices committee; and (v) a shareholder, in limited cases.  See “—Shareholders’ Meetings” above.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call an extraordinary meeting of shareholders.

Cumulative Voting

Cumulative voting rights generally are not available under Mexican law.

Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

Under Mexican law and our bylaws, our shareholders may take action by written consent of the holders of all of the outstanding shares of capital stock.

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Bylaws

Under Mexican law, any amendment to our bylaws may only be resolved by our shareholders at a general extraordinary shareholders’ meeting.  In addition, the SHCP must previously approve any amendment to our bylaws.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

C.    Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

D.    Exchange Controls

Not applicable

E.    Taxation

The following summary contains a description of material Mexican and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Series B shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold ADSs or Series B shares. The summary is based upon the tax laws of Mexico and regulations thereunder, the tax laws of the United States and regulations thereunder and the income tax treaty between Mexico and the United States, all as of the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations.

Mexican Taxation

The following summary contains a general description of certain tax consequences, under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and regulations thereunder, of the acquisition, ownership and disposition of ADSs or Series B shares by a holder that is a non-Mexican holder (as described below), and it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares.  In addition, this summary does not address any Mexican state or municipal tax considerations, that may be relevant to a non-Mexican holder of ADSs or Series B shares.

This summary is intended to be for general information purposes only, and is based upon the Mexican Income Tax Law and regulations thereunder, as in effect on the date of this annual report on Form 20-F, all of which are subject to change.

Prospective investors in and holders of ADSs or Series B shares should consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Series B shares including, in particular, the effect of any foreign, state or local tax laws, and their entitlement to the benefits, if any, afforded by the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a protocol thereto between Mexico and the United States, as amended (the “Tax Treaty”), and other tax treaties to which Mexico is a party and which are in effect.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for tax purposes, and that will not hold ADSs or Series B shares, or a beneficial interest therein, in connection with the conduct of a trade or business, through a permanent establishment for tax purposes, in Mexico.

For purposes of Mexican taxation:

•
individuals are residents of Mexico for tax purposes, if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located within Mexican territory.  This will be deemed to occur if (i) at least 50.0% of their aggregate annual income derives from Mexican sources, or (ii) the main center of their professional activities is located in Mexico.  Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

•
unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes.  An individual will also be considered a resident Mexico for tax purposes, if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and

•	a legal entity is a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico.

Non-residents of Mexico (whether individuals or corporate entities) who are deemed to have a permanent establishment in Mexico for tax purposes, shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment, will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares, are currently not subject to Mexican withholding tax or any similar tax.

Dividends paid on ADSs or Series B shares from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level, payable by us. This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate tax.

Taxation on Capital Gains

Gains on the sale of ADSs or Series B shares by a non-Mexican holder will generally not be subject to Mexican income tax, if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities market approved by the SHCP.  Gains from the sale or other transfer or disposition of ADSs or Series B shares by a non-Mexican holder in other circumstances will be subject to a 25.0% income tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.  Should the buyer in any such transactions be a Mexican resident for tax purposes, or a non-resident with a permanent establishment in Mexico for tax purposes, the applicable tax would be withheld by such Mexican resident from the acquisition price.  Alternatively, a non-Mexican holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of ADSs or Series B shares on a net basis at a rate of 30.0%.

The Mexican Income Tax Law provides that, any person or group of persons (whether residents or non-Mexican holders) that, directly or indirectly, hold 10.0% or more of Series B shares (directly or through ADSs), are not exempt from income tax on the gains realized from the sale or other disposition of Series B shares (directly or through ADSs), regardless of whether the sale or disposition is carried out through the Mexican Stock Exchange or another approved securities market, if the sale comprises a block of Series B shares (directly or through ADSs) equal to or exceeding 10.0% of Series B shares (directly or through ADSs), in a single transaction or a series of transactions, during any 24-month period, except as described below.

Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty, may be exempt from Mexican income taxes on gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried through the Mexican Stock Market or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25.0% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

Other Mexican Taxes

There is currently no Mexican estate, gift, inheritance or value-added tax applicable to the purchase, ownership or disposition of ADSs or Series B shares by a non-Mexican holder, provided, however, that gratuitous transfers of our shares may, in certain circumstances, result in the imposition of Mexican federal income tax on the recipient.

There is currently no Mexican stamp, issue, registration or similar tax or duty payable by a non-Mexican holder with respect to the purchase, ownership or disposition of ADSs or Series B shares.

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Series B shares.  This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities.  This discussion applies only to a U.S. Holder that holds ADSs or Series B shares as capital assets for tax purposes (generally property held for investment).  In addition, it does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare Contribution tax, and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a dealer or trader in securities;

•	holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person that owns or is deemed to own ten percent or more of our voting stock; or

•	holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or Series B shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding ADSs or Series B shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Series B shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the Tax Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Tax Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Mexican taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs or Series B shares in their particular circumstances.

This discussion assumes we are not a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or Series B shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends.  Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders (including individuals) may be taxable at rates applicable to long-term capital gains.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, or NYSE, where our ADSs are traded.  Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these  favorable rates.

The amount of a dividend will include any amounts withheld in respect of Mexican taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the  dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any Mexican income taxes withheld from dividends on ADSs or Series B shares at a rate not exceeding the rate provided by the Tax Treaty generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  Instead of claiming a credit, the U.S. Holder may elect to deduct such Mexican income taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Series B Shares

Gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year.  Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates.  The deductibility of capital losses is subject to limitations.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax.  U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2012.  However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Series B shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs or Series B shares would generally be allocated ratably over the U.S. Holder’s holding period for the ADSs or Series B shares.  The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed.  Further, to the extent that any distribution received by a U.S. Holder on its ADSs or Series B shares exceeds 125 percent of the average of the annual distributions on the ADSs or Series B shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Series B shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the reduced dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs).  U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of ADSs or Series B shares.

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Exchange Act.  Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.     Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.  The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth.  Toward that end, our senior management places great emphasis on risk management.

Organizational Structure

We regard risk management as a competitive element of a strategic nature, the ultimate goal of which is to maximize shareholder value.  Risk management is defined, both conceptually and organizationally, as the comprehensive treatment of the different risks (market, liquidity, credit, counterparty, operating, legal and technological risks) that are quantifiable and are assumed by us in the normal course of business.  The way we manage the risks inherent in our business is essential to understanding and determining our financial position and creating value in the long term.

The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) has issued regulations governing risk management applicable to credit institutions.  Our Board of Directors has formed and maintains our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) based on the guidelines set forth in these regulations.  Our Comprehensive Risk Management Committee must be comprised of at least five members, including the head of our Comprehensive Risk Management Unit, our Chief Executive Officer, two board members (one of whom is the committee president) and our internal auditor.  Our Comprehensive Risk Management Committee meets monthly and seeks to ensure that our operations adhere to the objectives, policies and procedures approved by the Board of Directors for risk management, which are set forth in our Comprehensive Risk Management Manual.

Our Comprehensive Risk Management Committee proposes to the Board of Directors, for their approval:

•	Objectives, policies and procedures for the general management of risks.

•	Risk exposure limits (on a consolidated basis, for each business unit and for each type of risk).

•	Strategies for assigning resources related to the execution of operations.

In addition, our Comprehensive Risk Management Committee approves:

•	Methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed.

•	Models, parameters and scenarios used to measure and control risks.

•	Execution of new transactions and services that involve risks.

Our Comprehensive Risk Management Committee also monitors compliance with the risk limits established by our Board of Directors.

Our Comprehensive Risk Management Committee reports existing risk exposure to our senior management and our Board of Directors, at least on a quarterly basis.  In particular, it reports our risk levels, as well as any deviation from the risk limits imposed by the risk policies and the corrective measures that have been implemented.  When a risk limit is breached, as determined by the credit or market risk department, as applicable, the excess is reported immediately, regardless of the severity of such breach, to the Comprehensive Risk Management Unit, which reports to the Comprehensive Risk Management Committee.  Our Comprehensive Risk Management Committee, in turn, reports to senior management and the Board of Directors.  The relevant business unit must then report to the credit or market risk department, as applicable, regarding the corrective measures that are being implemented to reduce risk below the risk limit.  The credit or market risk department, as applicable, monitors the risk until it is reduced below the risk limit.

Our Comprehensive Risk Management Committee has delegated to our Comprehensive Risk Management Unit (Unidad de Administración Integral de Riesgos) the responsibility for implementing the procedures for the measurement, management and control of risks, in accordance with established policies.  Our Comprehensive Risk Management Committee appoints one person responsible for the management of the Comprehensive Risk Management Unit.  This person, on behalf of the Comprehensive Risk Management Unit, reports any breaches of the risk limits and the corrective measures that have been implemented monthly to our Comprehensive Risk Management Committee and to the Board of Directors.  This person is also responsible for, among other things, presenting to the Board of Directors the Comprehensive Risk Management Committee’s reports, approvals and the risk exposures.

Our Comprehensive Risk Management Committee has the power to authorize deviations above the established risk limits, but any deviations must be reported to the Board of Directors on at least a quarterly basis.  Generally any breaches of the risk limits are low in severity and last for a few days.  Nevertheless, in the infrequent event that a breach is high in severity, the relevant business unit may request authorization from our Comprehensive Risk Management Committee, through the Comprehensive Risk Management Unit, for a specific and temporary deviation during which it will act to reduce the risk.  If the authorization is denied, then the business unit must reduce the risk as soon as possible by reducing the open risk position or hedging it, even if such action results in a loss.

Our Comprehensive Risk Management Committee may also create any subcommittees necessary to exercise its functions.  Our Credit Risk Committee, Market Risk Committee, Legal Risk Subcommittee and Operational Risk Subcommittee are subcommittees of the Comprehensive Risk Management Unit.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Comprehensive Risk Management Committee” for additional information about our Comprehensive Risk Management Committee.

Regulatory Review Process

We are subject to the CNBV’s ordinary regulatory review process, specified in regulations that govern the CNBV’s supervisory activities, which includes the annual evaluation of our risk models and risk management.  This annual review comprises the following steps:

•	The CNBV sends us an official notice stating the date on which its inspection visit will take place, the purpose of the inspection and the initial documents that will be subject to review.

•	The CNBV sends us an official notice confirming the date on which the inspection visit will take place.

•
The inspection visit takes place on the scheduled date at our offices.  The visit includes review of information, interviews with officers and additional requests for information.  The visit is generally conducted in a fashion that permits dialogue between us and those officers of the CNBV conducting the review.

•
Once the inspection visit is completed, the CNBV prepares an official report, which includes observations arising from the inspection visit regarding regulations or internal processes.  These observations may require answers to specific questions and may result in additional information requests.  In addition, the official report may require us to take corrective actions and provide a timetable for their implementation.

•	We are entitled to respond to the observations set forth in the CNBV’s official report, including by expressing our disagreement with conclusions reached by the CNBV.

•
After receipt of our responses, the CNBV issues a final report, setting forth its agreement or disagreement with the responses and the information provided.  This final report confirms the conclusion of the termination of the annual inspection process.  If we disagree with the CNBV’s conclusions, we are entitled to initiate an administrative or judicial action against any such conclusions.

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;

•	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;

•	investing in assets or instruments the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and

•	all trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk.  We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities.  Interest rate risk arises in connection with both our trading and non-trading activities.  Interest rate risk related to our trading activities primarily results from our investments in short-term Mexican Central Bank (Banco de México) bills and notes, cross-currency swaps and sovereign bonds.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business.  Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the Mexican peso within established limits.  Our exposure to trading-related foreign exchange risk is based on our positions in bonds and currency swaps.

We are exposed to equity price risk in connection with our trading investments in equity securities.  The execution of brokerage services is carried out by Casa de Bolsa Santander, our brokerage subsidiary.

We are also exposed to liquidity risk.  Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets.  Our liquidity risk also arises in non-trading activities, due to the maturity gap between assets and liabilities mostly in our retail banking business.

We use derivatives for both trading and non-trading activities.  Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (primarily interest rate and foreign exchange risk) and to provide financial services to customers.  Our principal counterparties (in addition to customers) for this activity are financial institutions and clearing houses, such as the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer).  Our principal derivative instruments include foreign exchange forwards, cross-currency swaps and interest rate swaps.  We also use derivatives in non-trading activity in order to manage the interest rate risk arising from asset and liability management activity.

Market Risk Management Policies

Our Market Risk Management Department within the Comprehensive Risk Management Unit is responsible for recommending the market risk management policies to be implemented by us, by establishing the parameters for measuring risks and delivering reports, analyses and evaluations to senior management, to our Comprehensive Risk Management Committee and to the Board of Directors.

The measurement of market risk quantifies the potential change in the value of our positions as a result of changes in market risk factors.

Depending on the types of activities performed by the business units, debt securities and share certificates are recorded as trading securities, securities available for sale and/or securities held to maturity.  In particular, what underlies and identifies securities available for sale is their permanent status, and they are handled as a structural part of the consolidated balance sheets.  We have established guidelines that must be applied to securities available for sale, as well as controls to seek to ensure compliance.

When significant risks are identified, they are measured and assigned limits with the aim of ensuring adequate control.  The risk is measured from a comprehensive perspective through a combination of the methodology applied to trading portfolios and the methodology applied to the management of assets and liabilities.

Trading Portfolios

To measure risks using a comprehensive approach, we follow the value at risk, or VaR, method, which is defined as the statistical estimate of the potential loss of value of a specific position in a specific period of time and with a specific level of confidence.  VaR is a universal measure of the exposure levels of the various risk portfolios.  It helps compare the risk levels among different instruments and markets by expressing the exposure level of each portfolio through a unique figure in economic units.

VaR is calculated using the historical simulation method, based on full valuation with 521 scenarios, a one-day horizon and a confidence level of 99%.

Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests).  These simulations are generated in two ways:

•	By applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence.

•	By applying to the risk factors changes that depend on the volatility of each risk factor.

We perform backtesting every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of value at risk, which enables our models to be calibrated.  Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see note 47 to our audited financial statements.

The table below presents the VaR inherent in our portfolios as of December 31, 2011 and 2012:

	At December 31,
	2011			2012
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	103,172.75	0.14%	Ps.	72,367.68	0.09%
Market Making		48,904.61	0.07		43,924.59	0.06%
Proprietary Trading		60,028.48	0.08		33,646.92	0.04%
Risk factor
Interest Rate		114,876.29	0.16		65,992.75	0.09%
Foreign Exchange		4,848.19	0.01		10,235.62	0.01%
Equity		16,213.30	0.02		12,718.59	0.02%

The average VaR (based on month-end amounts) in 2012 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	85,823.20	0.12%
Market Making		50,947.72	0.07%
Proprietary Trading		63,910.46	0.09%
Risk factor
Interest Rate		85,023.17	0.12%
Foreign Exchange		8,368.92	0.01%
Equity		13,580.88	0.02%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2012, measured by daily VaR in thousands of pesos, is shown in the following graph.

The above graph shows that daily VaR during 2012 remained at levels below the limit of U.S.$20 million (approximately Ps.260 million). During the last quarter of 2012, the VaR decreased below the Ps.100 million level.

For 2013, we reduced our VaR limit to U.S.$16 million (approximately Ps.207 million).  We determined the new VaR limit by taking into consideration the following factors: (i) the historical VaR consumption levels observed during 2012; (ii) our business strategy for 2013; (iii) our estimated results for 2013; and (iv) the ratio between profit and loss against VaR during 2012.

Stress Tests

Below we present the different stress test scenarios based on different hypotheticals calculated for Grupo Financiero Santander Mexico’s trading book.  This information is presented in accordance with Mexican Banking GAAP, which is what our management uses for the purpose of conducting these stress tests.

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in Grupo Financiero Santander Mexico’s trading book for each period.  In summary, the movements applied to each risk factor were as follows:

•	Interest rate (“IR”), volatility (“Vol”) and Exchange rate (“FX”) risk factors were increased by 1 standard deviation.

•	Equity risk factors (“EQ”) were decreased by 1 standard deviation.

The following table displays the possible gains (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2012	Ps.	(84)	Ps.	(92)	Ps.	(27)	Ps.	(79)
2011		(145)		(122)		(94)		(90)
2010		(154)		(22)		(179)		(217)
2009		8		(194)		(142)		(173)

Possible Scenario

Under this scenario, risk factors were modified by 25%.  In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased in 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased in 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2012	Ps.	(1,362)	Ps.	(811)	Ps.	(521)	Ps.	(493)
2011		(1,268)		(1,618)		(1,122)		(1,112)
2010		(645)		(141)		(2,501)		(1,033)
2009		(1,806)		(1,638)		(530)		(1,340)

Remote Scenario

Under this scenario, risk factors were modified by 50%.  In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2012	Ps.	(2,830)	Ps.	(1,530)	Ps.	(1,173)	Ps.	(1,443)
2011		(2,855)		(3,441)		(1,516)		(2,039)
2010		(140)		782		(3,659)		(933)
2009		(2,641)		(2,252)		(382)		(1,764)

Assets and Liabilities Management (Banking Books)

Our retail banking activities generate significant balance sheet amounts.  Our Assets and Liabilities Committee, (Comité de Activos y Pasivos, or ALCO), is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity, which must be monitored in the different retail portfolios.  The ALCO reports to our senior management.  Under this approach, our finance senior management is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the commercial balance sheet.

The ALCO adopts investment strategies and hedges to keep these sensitivities within the target range and is responsible for the management of interest rate risk, long-term liquidity risk and capital structure.  As of the date of this annual report on Form 20-F, the foreign exchange risk in our banking books is not material and we intend to maintain the foreign exchange risk in the banking books at an immaterial level.  Interest rate risk is the possibility of suffering losses as a consequence of the impact on the asset and liability structure from fluctuations in market interest rates.  When quantified, interest rate risk is our exposure to movements in the interest rate curves.

As part of corporate activities, we analyze the interest rate sensitivity of the net interest margin, or NIM, and market value of equity, or MVE, of the different balance sheet headings against interest rate variations.  This sensitivity derives from the maturity and interest rate re-pricing gaps for every asset and liability.  The analysis is based on the classification of each balance line sensitive to interest rates over time, as a function of their amortization dates, maturity or contractual modification of the applicable interest rate.

The MVE is the net present value of the projected future flows of the financial assets and liabilities in the banking book.  We monitor the exposure of MVE to changes in interest rates by measuring the 1% MVE sensitivity, which is an estimate of the impact on MVE from a parallel movement of 100 basis points in market interest rates.

The NIM is the difference between the return on assets and the financial cost of financial liabilities in the banking book in a one-year period. We monitor the exposure of NIM to changes in interest rates by measuring the 1% NIM sensitivity, which is an estimate of the impact on NIM, in a one-year time frame, from a parallel movement of 100 basis points in market interest rates. The impact on NIM from changes in interest rates is reflected in profit and loss accounts and balance sheet quality.

The 1% NIM sensitivity and 1% MVE sensitivity measures are complementary: while 1% MVE sensitivity measure estimates the exposure of our assets and liabilities to fixed rates, the 1% NIM sensitivity measure estimates the exposure of the assets and liabilities to variable rates. As a result, if a financial instrument has a high 1% MVE sensitivity, it would have a low 1% NIM sensitivity, and if a financial instrument has a low 1% MVE sensitivity, it would have a high 1% NIM sensitivity.

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios).  We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market).  We have also established limits in regard to the maximum loss which these interest rate movements could impose on the capital (Ps.3,500 million in local currency and U.S.$20 million in foreign currency) and net financial income (Ps.1,200 million in local currency and U.S.$15 million in foreign currency) in one year.  Due to the issuance of 10-year fixed rate senior notes in an aggregate principal amount of U.S.$1.0 billion in the international capital markets in November 2012, the limit of MVE sensitivity in foreign currency was raised temporarily to U.S.$90 million. This limit of MVE sensitivity in foreign currency has reverted to the regular level as of the date of this annual report.

Our Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis.  These limits are consistent with our risk policies and with our financial planning.  MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the abovementioned sensitivity limits.

Although the limit consumption metrics are complementary, they are not directly correlated.  A change in interest rates has opposite directional impacts on market consumption levels of these metrics, but the amount of the impact may differ.  For this reason the consumption of limits could be similar.  Although having similar limit consumption on both measures does not necessarily imply that interest rate risk management is optimized or balanced, setting limits on both sensitivities does help ensure that management does not create interest rate exposure which could compromise the MVE or NIM.

The following chart shows our NIM and MVE limit consumption for 2009 to 2011 at year-end as well as for each month in 2012.

In 2012, the NIM sensitivity limit was increased from Ps.900 million in 2011 to Ps.1,200 million in 2012, and the MVE sensitivity limit was increased from Ps.3,180 million in 2011 to Ps.3,500 million in 2012.  These limit increases were the result of our anticipated business strategy for 2012.  As a consequence of the limit increases, the consumption of both limits was lower in 2012.  MVE sensitivity remained stable during 2012 with a maximum of 81% in July and a minimum of 64% in June.  While NIM sensitivity had a maximum of 91% in September and a minimum of 55% in May, these changes were due to short-term management activities that increased and decreased NIM sensitivity beyond the average, respectively.

The issuance of our senior notes in November 2012 did not change the risk management perspective because volatility remained within business-as-usual levels. Methodological changes in the calculation of 1% MVE sensitivity and 1% NIM sensitivity require a series of internal and external approvals.  Our Board of Directors established the Comprehensive Risk Management Committee in order to comply with CNBV guidelines regarding the comprehensive management of risk for credit institutions.

Our internal risk units propose risk methodology and risk model changes to our Comprehensive Risk Management Committee.  The Comprehensive Risk Management Committee is responsible for approving, among other things, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks. This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV’s guidelines.

On an annual basis, the CNBV and Mexican Central Bank carry out an inspection visit to verify that we have complied with prudential rules established by CNBV regarding the comprehensive management of risk for credit institutions.  The agenda of the inspection visit includes a review of the functions of the Comprehensive Risk Management Committee.   Risk methodology and risk model validations and approvals are also reviewed as part of this inspection.

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2012.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3 - 5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	159,141	Ps.	111,372	Ps.	10,035	Ps.	2	Ps.	8	Ps.	32	Ps.	30	Ps.	49	Ps.	37,612
Loans		432,212		62,816		34,394		33,479		47,129		123,026		45,587		97,849		(12,067)
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		205		-		-		-		-		-		-		-		205
Securities		169,523		146,322		208		1		1		5,482		-		-		17,509
Permanent		(2,647)		-		-		-		-		-		-		-		(2,647)
Other Balance Sheet Assets		159,942		-		-		-		-		-		-		-		159,942
Total Balance Sheet Assets		918,377		320,509		44,637		33,481		47,138		128,540		45,617		97,898		200,556
Money Market		(155,986)		(139,364)		(1,777)		(4,109)		(3,251)		(525)		-		-		(6,960)
Deposits		(334,146)		(144,579)		(30,783)		(319)		(5,949)		(152,516)		-		-		-
Trade Finance		(917)		-		-		-		-		-		-		-		(917)
Intragroup		-		-		-		-		-		-		-		-		-
Long-Term Funding		(80,373)		(20,092)		(2,646)		(10,467)		(8,013)		(15,556)		(5,684)		(17,915)		-
Equity		(112,233)		-		-		-		-		-		-		-		(112,233)
Other Balance Sheet Liabilities		(164,984)		-		-		-		-		-		-		-		(164,984)
Total Balance Sheet Liabilities		(848,639)		(304,036)		(35,205)		(14,895)		(17,213)		(168,598)		(5,684)		(17,915)		(285,094)
Total Balance Sheet Gap		69,738		16,473		9,432		18,586		29,925		(40,058)		39,933		79,984		(84,538)
Total Off-Balance Sheet Gap		8,513		(439)		493		(1,078)		(1,920)		2,962		2,933		5,561		-
Total Structural Gap	Ps.	78,251	Ps.	16,035	Ps.	9,925	Ps.	17,509	Ps.	28,005	Ps.	(37,096)	Ps.	42,866	Ps.	85,545	Ps.	(84,538)
Accumulated Gap				16,035		25,960		43,468		71,473		34,378		77,244		162,789		78,251

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2012.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3 - 5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	159,137	Ps.	45,485	Ps.	—	Ps.	2	Ps.	8	Ps.	32	Ps.	30	Ps.	49	Ps.	113,531
Loans		400,496		236,190		12,099		10,382		15,668		45,874		22,446		69,903		(12,067)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		205		—		—		—		—		—		—		—		205
Securities		189,822		15,794		6,327		5,271		5,849		13,323		2,261		7,292		133,707
Permanent		(2,647)		—		—		—		—		—		—		—		(2,647)
Other Balance Sheet Assets		159,942		—		—		—		—		—		—		—		159,942
Total Balance Sheet Assets		906,956		297,469		18,426		15,655		21,525		59,229		24,737		77,244		392,671
Money Market		(155,925)		(9,821)		(5,348)		(977)		(198)		—		—		—		(139,582)
Deposits		(334,146)		(180,783)		(9,527)		(528)		(7,986)		(135,339)		—		—		—
Trade Finance		(917)		—		—		—		—		—		—		—		(917)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(78,835)		(35,415)		(956)		(269)		(350)		(1,391)		(1,392)		(17,915)		(21,248)
Equity		(112,233)		—		—		—		—		—		—		—		(112,233)
Other Balance Sheet Liabilities		(164,984)		—		—		—		—		—		—		—		(164,984)
Total Balance Sheet Liabilities		(847,040)		(226,018)		(15,831)		(1,774)		(8,516)		(136,730)		(1,392)		(17,915)		(438,864)
Total Balance Sheet Gap		59,916		71,451		2,595		13,881		13,008		(77,501)		23,345		59,330		(46,192)
Total Off- Balance Sheet Gap		(11,125)		578		(1,417)		(2,287)		(157)		(1,246)		(888)		(5,707)		—
Total Structural Gap	Ps.	48,792	Ps.	72,029	Ps.	1,178	Ps.	11,594	Ps.	12,852	Ps.	(78,748)	Ps.	22,457	Ps.	53,623	Ps.	(46,192)
Accumulated Gap				72,029		73,207		84,801		97,652		18,905		41,361		94,984		48,792

Market Risk Limits

Our Comprehensive Risk Management Committee establishes market risk limits annually to accommodate senior management’s appetite for risk and to comply with the desired risk/return ratio (on a consolidated basis, for each business unit and for each type of risk).  The business units must request any subsequent limit modification from our Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit.  This level includes trading and investment portfolio activities, balance sheet management and strategic positions (classified in accordance with business intentions).

Our market risk limits are based on each of our portfolios and books.  The limits structure is applied to control exposure and establish the total risk applicable to the business units.

We establish market risk limits for:

Trading Books:	VaR
Loss Trigger
Stop Loss
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:	Interest Rate Sensitivity	Net Interest Margin (NIM) Market Value of Equity (MVE)

For further information about the market risk limits established for our trading and banking books, see note 47 to our audited financial statements.

Liquidity Risk

Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources.  Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.  We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags.  This oversight is based on analyses of asset and liability expirations, both contractual and related to management.  Liquidity risk is limited in terms of a liquidity level accrual over a one-month period and an established liquidity coefficient.  This liquidity coefficient is calculated by dividing the amount of liquid assets (calculated at market value) by the sum of the amount of due liabilities and irrevocable committed contingencies.  We calculate two liquidity coefficients monthly, one for our peso-denominated positions and one for our foreign currency-denominated positions, which are translated into U.S. dollars for the purpose of the calculation. We seek to maintain the liquidity coefficient at greater than 10% for each of our Mexican peso-denominated positions and our U.S. dollar-denominated positions.  In the event that a liquidity coefficient is below 10%, ALCO is obligated to determine the actions necessary in order to reestablish the coefficient at a level greater than 10%.  The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in note 47 to our audited financial statements.

Liquidity Coefficient

	2011	2012
Mexican peso Gap(1)	42.40%	38.16%
U.S. dollar Gap(1)(2)	18.71%	22.11%

(1)	Monthly average.

(2)	U.S. dollar and other foreign currencies are expressed and aggregated in U.S. dollars.

Credit Risk

General

Our Credit Committee is an internal management committee required by Mexican law that has powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

•	Any emerging risks associated with our loan portfolio.

•	Investments in our portfolio.

•	Resolving issues with respect to any of our credit operations.

In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committee also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

•	Review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director’s general authorization of our lending activities.

•	Review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities.

•	Periodically review and assess underwriting policies and guidelines.

•	Periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the “Watch List.”

•	Periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval.

•	Evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

The management of credit risk covers the identification, measurement, composition and valuation of aggregated risk and the determination of profitability adjusted to such risk, the purpose of which is to oversee the levels of risk concentration and adjust them to established limits and objectives.  We have implemented a policy of selective growth of credit risk and strict treatment of late payments and provisions.

As required under applicable provisions of the Mexican Banking Law (Ley de Instituciones de Crédito) and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes, undertaken by trained officers and, when applicable, committees that comprise experienced bankers.  Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present.  Our credit and monitoring personnel is subject to periodic training.  Furthermore, although we believe our systems relating to maintaining and supervising loans are state-of-the-art, we periodically conduct benchmarkings against similar systems used by our affiliates.

We manage our credit risk differently for each of our customer segments throughout the three phases of the credit process: admission, follow-up and recovery, as explained below.

Admission

The loans that receive individual treatment (companies, financial institutions and entities) are identified and differentiated from those handled in standardized fashion (consumer and mortgage loans of private individuals and loans to businesses and micro-companies).

In the case of loans to which we apply individual treatment, we have a solvency classification or “rating” system that calculates the probability of nonperformance, which enables us to measure the risk associated with each customer from the start of the respective transaction.  The customer valuation obtained after analyzing the relevant risk factors in different areas is subsequently adjusted based on the specific characteristics of the transaction (such as guarantee or term).

Standardized risks, given their special characteristics (a large number of transactions involving relatively small amounts) require a different approach that ensures effective treatment and efficient allocation of resources, for which we use automatic decision-making tools, such as expert and credit scoring systems.

Follow-up

Business loans are subject to our “special oversight system” during the follow-up stage.  The special oversight system determines the policy to be followed in handling risk with companies or groups classified in such category.  There are four distinct special oversight situations or degrees, that in turn give rise to four different possible actions: to follow, to reduce, to get guarantees and to extinguish.  When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these four categories and to begin special supervision until the relevant objective is accomplished (which means either the risk is reduced, the guarantees are obtained or the risk is extinguished).  The special oversight rating may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas.  Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

Recovery

Risks that we classify as irregular based on noncompliance with the relevant payment schedule are assigned to our Recovery Units.  Our Recovery Units are fundamental to our management of irregular risks and are intended to minimize the final losses we incur.  These Recovery Units perform specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued.  We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving small and medium-sized enterprises, or SME, loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes.  Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment.  Based on this information, we decide whether the debtor qualifies for restructuring.  Our success rate with respect to restructured business installment loans is approximately 73%.  This percentage is calculated based on the peso amount of the loans.  The time period that this success rate covers is 12 months.  This percentage is based on the total amount of renegotiated loans at the time of renegotiation.  Restructured business installment loans refer mainly to our renegotiated commercial loans. See note 12.e to our audited financial statements.  With respect to revolving SME loans, restructuring consists in eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as irregular mainly due to the notarial and registration costs that such prequalified programs or schemes would entail.  However, we have two deferral programs for those debtors whose payment capacity has been diminished but not eliminated.  The first program consists of deferring a maximum of six payments until the date of the last natural payment of the original loan.  The second program consists of decreasing a maximum of 12 payments due by up to 50% and then deferring payment of these amounts until the date of the last natural payment of the original loan.  Under both of these deferral programs, the loans are booked as non-performing until a period of sustained payment is achieved.  Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 70% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that have been classified as irregular based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments.  These adjustments include reducing the rate and/or extending the period of payment for up to 60 months.  The credit card and consumer loan portfolios are booked as non-performing until a period of sustained payment is achieved.  Restructuring plans offered to our credit card holders have a recovery rate between 45% and 50%.  Six months after restructuring, approximately 45% of consumer loans are current in terms of repayment.

Approximately 90% of our total renegotiated loans are performing at the time of renegotiation. The following table shows the average during the last 36 months (renegotiation vintages from January 2009 to December 2012) of the accumulated amount of both performing and non-performing loans that were transferred to non-performing or written off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and write-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans
Performing at the time of the renegotiation	20%	38%	47%
Non-performing at the time of the renegotiation	40%	59%	68%
Total Consumer Loans	20%	38%	47%
Commercial Loans
Performing at the time of the renegotiation	13%	26%	29%
Non-performing at the time of the renegotiation	21%	37%	37%
Total Commercial Loans	14%	27%	28%

Based on the table above, the success rates for renegotiation vintages from January 2009 to December 2012 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans
Performing at the time of the renegotiation	80%	62%	53%
Non-performing at the time of the renegotiation	60%	41%	32%
Total Consumer Loans	80%	62%	53%
Commercial Loans
Performing at the time of the renegotiation	87%	74%	71%
Non-performing at the time of the renegotiation	79%	63%	63%
Total Commercial Loans	86%	73%	72%

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2010 vintage and 2011 vintage performance as of December 31, 2012, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.  The following table includes the two largest renegotiated loans in 2011, and we have included adjusted rates in the footnotes to the table that exclude the two largest renegotiated loans.

	For the year ended 12/31/2011				For the year ended 12/31/2012
	Performing Loans		Impaired Loans	Total	Performing Loans			Impaired Loans	Total
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors			Renegotiated due to concerns about current or potential credit deterioration		Renegotiated due to other factors
	(Millions of pesos)
Commercial	13,444	15	148	13,607	9,371		—	483	9,854
Mortgages	11	—	4	15	3		—	5	8
Consumer	1,352	—	92	1,444	1,137		—	278	1,415
Total	14,807	15	244	15,066	10,511		—	766	11,277

NPLs and write offs	at December 31, 2012 (30 months*)				at December 31, 2012 (18 months**)
Commercial	23%	—	12%	16%	1	%(1)	—	93%	2	%(3)
Consumer	58%	—	95%	60%	50%		—	92%	53%
Total	47%	—	20%	38%	6	%(2)	—	92%	7	%(4)

Success Rate	at December 31, 2012 (30 months*)				at December 31, 2012 (18 months**)
Commercial	77%	—	88%	84%	99	%(5)	—	7%	98	%(7)
Consumer	42%	—	5%	40%	50%		—	8%	47%
Total	53%	—	80%	62%	94	%(6)	—	8%	93	%(8)

*	From 24 to 36 months of performance at December 31, 2012 (30 months on average)

**	From 12 to 24 months of performance at December 31, 2012 (18 months on average)

(1)	The rate would be 23% excluding the two largest renegotiated loans in 2011.

(2)	The rate would be 40% excluding the two largest renegotiated loans in 2011.

(3)	The rate would be 34% excluding the two largest renegotiated loans in 2011.

(4)	The rate would be 46% excluding the two largest renegotiated loans in 2011.

(5)	The rate would be 77% excluding the two largest renegotiated loans in 2011.

(6)	The rate would be 60% excluding the two largest renegotiated loans in 2011.

(7)	The rate would be 66% excluding the two largest renegotiated loans in 2011.

(8)	The rate would be 54% excluding the two largest renegotiated loans in 2011.

Success rates of renegotiated loans are reflected in the probability of default of the total portfolio, which includes performing, non-performing and renegotiated loans.  In accordance with our allowance for impairment losses methodology, the probability of default is calculated based on the PD transition matrix through roll rates in the consumer and mortgage loan portfolios, and based on ratings in the commercial portfolio.

Renegotiated loans have decreased from 6.0% of the total consumer loan portfolio as of December 31, 2011 to 3.9% as of December 31, 2012.  Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans.  As such, our allowance for impairment losses is estimated based on the probability of default of the total loan portfolio and we do not separate renegotiated loans into a discrete pool to estimate the allowance for impairment losses.  The net decrease in the percentage of renegotiated loans between December 31, 2011 and December 31, 2012 is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2011	6.0%
Collections/repayments on renegotiated loans	(2.0)%
Write-offs	(1.0)%
Increase in consumer loan portfolio	(1.2)%
New renegotiations	2.1%
Renegotiated Loans at December 31, 2012	3.9%

Counterparty Risk

We assume counterparty risk in our dealings with government, government agencies, financial institutions, corporations, companies and individuals in our treasury and correspondent banking activities.  We manage counterparty risk through a special unit whose organizational structure is independent of our business units.

We use a Kondor Global Risk, or KGR, system to ascertain the line of credit available with any Corporate and Financial counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines.  REC is a measure that estimates the potential loss if the counterparty ceases payment.  Because equivalent credit risk takes into account coefficients by product for the measurement of the potential risk and considers the current exposure with respect to each counterparty, the REC varies depending on the type of product and the effective term of the transactions.

Furthermore, the REC incorporates the Potential Credit Exposure or Additional Potential Risk, or RPA, which represents the possible evolution of the current credit exposure up to expiration, based on the characteristics of the transaction and possible variations in market factors.  Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with which we have current positions for financial instruments with counterparty credit risk.  The REC is mitigated by the existence of netting agreements and, in certain cases, with collateral agreements or revaluation agreements with the counterparties.

Another element of credit risk is settlement risk, which arises in any transaction at its expiration date, given the possibility that the counterparty will not comply with its obligations to pay us, once we have satisfied our obligations by issuing our respective payment instructions.

To control these risks, our Financial Risk Senior Management, comprised of the Counterparty and Market Credit Risk Area, supervises on a daily basis our compliance with the counterparty risk limits.  These limits are established by counterparty, product and tenor.  The Credit Risk Admission Area for Global Wholesale Banking approves these counterparty risk limits.  Our Financial Risk Senior Management is also responsible for communicating the limits, consumptions and any excesses incurred on a daily basis.  Furthermore, our Financial Risk Senior Management reports monthly to our Comprehensive Risk Management Committee the limits for Counterparty Risk Lines and the limits for Issuer Risk Lines, current consumptions and any excesses or transactions with unauthorized customers.  It also reports the calculation of the expected loss for current operations in financial markets at the close of each month and presents different stress scenarios of the expected loss.

Counterparty Risk Lines refer to the maximum equivalent credit risk amount and the maximum permitted term for derivatives, repos, money market, foreign exchange spot or any other trading transactions.  Such risk lines are  approved by the Credit Committee and are established for the following sectors: Mexican Sovereign Risk and Local Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporate Head Offices, Corporate Banking-SGC, Institutional Banking, Large Companies Unit and Project Finance.  Issuer Risk Lines refer to the minimum amount permitted for the purchase of fixed income securities and, in addition, regulate the maximum holding period permitted for each issuer.

The REC of the Counterparty Risk Lines and Issuer Risk Lines of the Bank as of December 31, 2012 is concentrated as follows: 90.33% in the Sovereign Risk, Development Banking and Financial Institutions segment, 9.19% in the Corporate sector and 0.49% in the Companies sector.

The REC lines’ maximum gross counterparty risk of Grupo Financiero Santander Mexico at the end of December 2012, which corresponds to derivative transactions, is U.S.$9,996 million Gross REC. Depending on the type of derivative, we present an amount in interest rate derivatives of U.S.$5,908 million Gross REC, in exchange rate derivatives of U.S.$3,889 million Gross REC, in derivatives on bonds of U.S.$3 million Gross REC and in equity derivatives of U.S.$196 million Gross REC.

The average quarterly REC of the Counterparty Risk and Issuer Risk lines of the Bank for the fourth quarter of 2012 was U.S.$19,037 million REC (unaudited) in the segment of Sovereign Risk, Development Banking and Financial Institutions, U.S.$1,709 million REC (unaudited) in the Corporate sector and U.S.$95 million REC (unaudited) in the Companies sector.

The Expected Loss of the Bank as of December 31, 2012 is concentrated as follows: 22.71% in the Sovereign Risk, Development Banking and Financial Institutions segment, 71.74% in the Corporate sector, and 5.55% in the Companies sector.

The quarterly average of the expected loss of the lines of counterparty risk and issuer risk of the institution, for the fourth quarter 2012 was U.S.$2.6 million in the Sovereign Risk, Development Banking and Financial Institutions segment, U.S.$7.6 million in the Corporate segment and U.S.$0.6 million in the Companies segment.

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we have current positions of financial instruments with Counterparty Credit Risk. Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

With respect to total collateral received for derivatives transactions at the end of December 2012, 99.91% is concentrated in cash collateral and the remaining 0.09% comprises bonds issued by the Mexican federal government.

Operational Risk

Operational risk is defined as the risk of loss due to inadequate or failed internal processes, personnel or internal systems or due to external events.  This definition includes legal risk but excludes reputational risk and strategic risk.

We have an operational and technological risk management unit that is responsible for coordinating the implementation of policies and procedures according to the corporate model defined in Spain.  This unit also submits proposals to our Comprehensive Risk Management Committee for its approval of the methodologies, models and parameters used to identify, measure, limit, report and disclose the operational risk to which we are exposed.  Our operational risk unit reports directly to the operations head in Mexico and to the corporate operational risk manager in Spain.

Our Corporate Operational Risk Management Model is based on qualitative and quantitative tools for managing operational risk.  Among the qualitative tools are the risk and controls matrix, risk map and self-assessment questionnaire, while quantitative tools include tolerance levels, indicators, an error database and a system for data collection.

Anti-Money Laundering

Our Communications and Operations Control Committee approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and disclosure of money-laundering operations.  In particular, the committee:

•
establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Article 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;

•	oversees our compliance with our applicable policies;

•	evaluates the effectiveness of our policies based on the results observed and determines the necessary remedial measures;

•	decides on certain transactions that may fall within the category of unusual transactions and determines if we should notify the public authorities; and

•	approves training policies for personnel and provides information to detect these transactions and ensure the enforcement of the prevention policies.

The Communications and Operations Control Committee (Comité de Comunicación y Control) reports to the Compliance Committee and Audit Committee.  Its primary purpose is to monitor the operations of our prevention system and, in particular, to decide when to communicate suspicious transactions to the authorities.  In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses of operations and the list of clients subject to special authorizations and monitoring.

In general, this committee includes the individuals who are primarily responsible within each area that is directly involved in prevention: Commercial, Human Resources, Training, Media, Systems, Global Wholesale Banking, International Business, Legal Affairs and Internal Audit.  This committee is chaired, as appropriate, by our General Manager, Legal Officer or Compliance Officer.

Legal Risk

Legal risk is defined as the potential loss from noncompliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings and the application of penalties in relation to our transactions.

The following activities are performed in compliance with our Comprehensive Risk Management guidelines:

•	establishment of policies and procedures to analyze legal validity and ensure the proper instrumentation of the legal acts performed;

•	estimation of the amount of potential losses derived from unfavorable legal or administrative rulings and the possible application of penalties;

•	analysis of legal acts governed by foreign legal systems;

•	publication among managerial personnel and employees of legal and administrative provisions applicable to transactions;

•	performance, at least annually, of internal legal audits; and

•
maintenance of a historical database relating to judicial and administrative decisions, and their causes and costs, ensuring that those judicial and administrative decisions that result in a loss are registered systematically along with their different types of loss and costs, in accordance with accounting records, and properly identified with the line or business unit of origin.

Technological Risk

Technological risk is defined as the potential loss from damages, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information technology services provided to our customers.

We have developed a model in accordance with the corporate model created by Banco Santander Spain to deal with technological risk.  This model is currently integrated into the service and support processes of our corporate technology locations in order to identify, oversee, control and report on the technology risks to which our operations are exposed.  This model is intended to prioritize the establishment of control measures that will reduce the probability of risks materializing.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances as a result of a distribution of shares,  rights and other property, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a distribution of shares, rights and/or other property prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing Series B shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of $0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•
a fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were Series B shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•
a fee for the reimbursement of such fees, charges and expenses as are payable by the depositary or any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents, in connection with the servicing of our Series B shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of Series B shares, ADRs or deposited securities;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, the fees and expenses of the depositary charged by the depositary or its agent so appointed in connection with such conversion;

•
such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

•
fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement, which are consistent with market standards in connection with such sales; and

•
any other charge payable by the depositary, its agents (including the custodian) and the agents of the depositary’s agents in connection with the servicing of the Series B shares or other deposited securities.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.  The fees described above may be amended from time to time.

Direct and Indirect Payments

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses, reasonable legal, audit and accounting fees, initial and ongoing listing fees and certain of our out-of-pocket expenses.  The depositary also anticipates making available to us a set amount or portion of the depositary fees charged in respect of the ADR program or otherwise.  The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing Series B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

For the year ended December 31, 2012, we did not receive any reimbursements from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to Instruments

None.

B.    Material Modifications to Rights

None.

C.    Withdrawal or Substitution of Assets

None.

D.    Change in Trustees or Paying Agents

None.

E.    Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

A.   Disclosure Controls and Procedures

As of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Not applicable.

C.    Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.    Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has four members, all of whom are non-executive independent directors, as determined in accordance with Article 24 of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), Article 25 of the Mexican Securities Market Law and our bylaws.  All of the members of our Audit Committee also meet the independence criteria set by the New York Stock Exchange, or NYSE, for foreign private issuers.  Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has approved and adopted our General Code of Conduct, which are a code of ethics that applies to all of our employees, including executive officers, and to our Board members.  The current version of the General Code of Conduct is posted and maintained on our website at www.santander.com.mx under the heading “Conoce al Banco-Código de Conducta.”  The information contained on our website is not a part of this annual report.

On February 14, 2012 the Board of Directors approved certain changes to our Code of Conduct.  We incorporated in our revised Code of Conduct rules related to the marketing and sale of financial products. Employees shall comply strictly with the rules set out in the Manual of Procedures for the Sale of Financial Products and provide customers with those products or services that suit their characteristics and needs, while ensuring that customers know and understand all the risks and costs involved.  In addition, the revised Code of Conduct includes anti-money laundering and counter terrorism financing rules. We included new rules regarding employees conduct with respect to the use of corporate assets. This means that employees shall safeguard both Santander’s physical assets and its intangible assets, such as its confidential information, intellectual property, name and reputation. Corporate assets shall not be used for personal purposes and employees that due to their position deal with foreclosed properties shall comply with the Manual on Management Conduct of Foreclosed Properties.  The amended Code of Conduct also establishes accounting and financial reporting obligations, internal controls and guidelines regarding dissemination of material information.  The Audit Committee will oversee the process for financial reporting, effectiveness of internal control, internal audit and risk management systems. The revised Code of Conduct provides that no employee shall offer, provide, authorize, request or receive a bribe or anything that may be construed as a bribe.  We also included rules regarding the application of the Code of Conduct, which describes the role of the committees assisting in the implementation of the Compliance Program, as well as the consequences in case of a breach of the Code of Conduct.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, for audit and other services performed in fiscal years 2011 and 2012.

	2011		2012
	(Millions of pesos)
Audit fees	Ps.	10	Ps.	10
Audit-related fees		15		16
Tax fees		3		9

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2012 and 2011 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, in 2011 or 2012 for services other than audit, audit-related and tax services.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve the audit and non-audit services performed by the Company’s auditors in order to assure that the provision of such services does not impair the audit firm’s independence.

Each year, the Audit Committee proposes the appointment of the independent auditor to the Board.  At that time, the Audit Committee pre-approves the audit and audit-related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation.  These services are included in the correspondent audit contracts of the Company with its principal auditing firm.

In addition, all non-audit services provided by the Company’s principal auditing firm or other auditing firms are subject to case-by-case pre-approval by the Audit Committee.

All of the audit fees, audit-related fees and tax fees described in this item 16C have been pre-approved by the Audit Committee in accordance with these pre-approval policies and procedures.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

All of the members of our Audit Committee satisfy the independence requirements of the NYSE applicable to foreign private issuers.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for United States resident companies under the NYSE listing standards.  Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must satisfy to be listed on the NYSE.  However, exemptions from many of the requirements are available to foreign private issuers such as us.  As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the NYSE corporate governance standards from which we are exempt.

Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

A discussion of the significant differences between the Mexican corporate governance standards that govern our practices and the NYSE standards applicable to U.S. companies follows below.  It includes only a brief summary description of our corporate governance practices.

Majority of Independent Directors

Under NYSE Rules, listed companies must have a majority of independent directors. “Controlled companies,” which would include our company if we were a United States issuer, are exempt from this requirement under NYSE Rule §303A.00.  Under our bylaws and in accordance with the Mexican Financial Groups Law (Ley para regular las Agrupaciones Financieras) and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent; independence is determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws, rather than NYSE standards.

The independence standards in Article 24 of the Mexican Financial Groups Law and our bylaws may not necessarily be consistent with the director independence standards prescribed by the NYSE.  Moreover, the definition of “independence” under the Mexican Securities Market Law also differs in some aspects from the NYSE standard and prohibits, among other things, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director.

In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the Mexican Banking and Securities Commission.  There is no exemption from the independence requirement for controlled companies under Mexican law.

Executive Sessions

Under NYSE Rule §303A.03, non-management directors must meet in regularly scheduled executive sessions without management’s presence.  In addition, independent directors should meet alone in an executive session at least once a year.  We are exempt from this NYSE requirement.  Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee

Under NYSE Rule §303A.04, a nominating/corporate governance committee composed entirely of independent directors is required.  The committee must have a charter specifying the purpose, duties and evaluation procedures of such committee. NYSE Rule §303A.00 exempts “controlled companies” such as us from these requirements.  However, the Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, and each committee must maintain at least three members appointed by the board of directors. Each such appointed member must be independent under Mexican law, except solely in respect of the corporate governance committee, where, for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, the majority of committee members must be independent under Mexican law. Notwithstanding the foregoing, all of the members of our Corporate Governance Committee are independent, as determined in accordance with Mexican law. Mexican law does not require and we do not have a committee charged with nominating directors for election to the Board.

Under our bylaws, the committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third party experts, call shareholders’ meetings, provide assistance to the board of directors in the preparation of annual reports and provide an annual report to the Board of Directors.

Compensation Committee

Under NYSE Rule §303A.05, a compensation committee composed entirely of independent directors is required, and it must evaluate and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO executive officer compensation and incentive-compensation and equity-based plans that are subject to the approval of the Board of Directors.  The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee.  NYSE Rule §303A.00 exempts “controlled companies” such as us from these requirements.

The General Rules Applicable to Mexican Banks require Mexican banks (whether listed or not) to have a remuneration committee, which must include at least two members of the board of directors of such bank, one of whom must be independent, as determined in accordance with Mexican law.  The purpose, composition, authority and responsibilities of our Remuneration Committee, which reports to the board of directors of Banco Santander Mexico, have been established in a set of policies approved by the board of directors of Banco Santander Mexico, in accordance with Mexican law.

Audit Committee

Under NYSE Rule §303A.06, listed companies must have an audit committee that satisfies the independence and other requirements of Exchange Act Rule 10A-3.  NYSE Rule §303A.07 specifies that the audit committee must have a minimum of three members, all of whom must meet additional NYSE independence standards, and it must have a charter specifying the purpose, duties and evaluation procedures of the committee.  Foreign private issuers like us are subject to the basic audit committee requirements in §303A.06, but are exempt from the additional independence and charter requirements in §303A.07.  Our audit committee has four members.  In order to comply with Rule 10A-3 under the Exchange Act, all of the directors on our Audit Committee are independent, as determined in accordance with Rule 10A-3.

Mexican law requires that listed companies have an audit committee and that all of its members must be “independent” as defined under Mexican law.

Equity Compensation Plans

Under NYSE Rules §§3303A.08 and 312.00, equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions.  We are exempt from such NYSE requirements.  However, under Mexican rules, the adoption and amendment of an equity compensation plan requires shareholder approval, as a means to be permitted to engage in transactions with the issuer without having to conduct public offerings.

Corporate Governance Guidelines

Under NYSE Rule §303A.09, listed companies are required to adopt and maintain corporate governance guidelines addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the Board of Directors.  Under Mexican rules, corporate governance guidelines are established by the Corporate Governance Committee in accordance with the applicable Mexican legislation which imposes, among other things, qualification standards for the members of the board of directors and of the executive officers, independence of directors and directors’ responsibilities.

Code of Business Conduct and Ethics

Under NYSE Rule §303A.10, a code of business conduct and ethics is required and any waiver for directors or executive officers must be disclosed.  Moreover, such code must contain compliance standards and procedures that will facilitate the its effective operation.  We are exempt from such NYSE requirements.  However, we have adopted a code of conduct and ethics, which has been accepted by all of our directors, executive officers and other personnel.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.  EXHIBITS

(a)    Index to Consolidated Financial Statements

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-2
Consolidated Income Statements for the Years Ended December 31, 2010, 2011 and 2012	F-3
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010, 2011 and 2012	F-5
Consolidated Statements of Cash Flow for the Years Ended December 31, 2010, 2011 and 2012	F-6
Notes to the Consolidated Financial Statements as of December 31, 2011 and 2012 and for each of the three years in the three-year period ended December 31, 2012	F-7
Financial Statement Schedules	F-135

(b)   List of Exhibits

Exhibit Number	Description
1.1
English translation of the bylaws (estatutos) of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (File No. 333-183409) filed with the SEC on August 30, 2012).

2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File no. 333-183694) filed with the SEC on September 4, 2012).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-183409) filed with the SEC on August 17, 2012).
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

*	Filed with this Annual Report on Form 20-F.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of the Registrant or any of its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
By:	/s/ Marcos Alejandro Martínez Gavica
	Name:	Marcos Alejandro Martínez Gavica
	Title:	Executive President and Chief Executive Officer

Date: April 25, 2013

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Consolidated Financial Statements in accordance with International Financial Reporting Standards as of December 31, 2011 and 2012 and for each of the three years in the three-year period ended December 31, 2012

Index	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-2
Consolidated Income Statements for the Years Ended December 31, 2010, 2011 and 2012	F-3
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010, 2011 and 2012	F-5
Consolidated Statements of Cash Flow for the Years Ended December 31, 2010, 2011 and 2012	F-6
Notes to the Consolidated Financial Statements as of December 31, 2011 and 2012 and for each of the three years in the three-year period ended December 31, 2012	F-7
Financial Statement Schedules	F-135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules presenting the condensed financial information of Grupo Financiero Santander México, S.A.B. de C.V. referenced in the Index at Item 8. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Guillermo A. A. Roa Luvianos

C.P.C. Guillermo A. A. Roa Luvianos
Mexico City, Mexico
April 17, 2013

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 and 2012

(Millions of Pesos)

ASSETS	Note	12/31/2011	12/31/2012	LIABILITIES AND EQUITY	Note	12/31/2011	12/31/2012

CASH AND BALANCES WITH CENTRAL BANK	7	44,143	48,397	FINANCIAL LIABILITIES HELD FOR TRADING:		125,291	141,101
				Trading derivatives	11 and 31	87,518	78,127
				Short positions	11	37,773	62,974
FINANCIAL ASSETS HELD FOR TRADING:		242,463	198,250
Debt instruments	9	147,293	105,832	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	10,678	12,466	PROFIT OR LOSS:		118,269	71,192
Trading derivatives	11 and 31	84,492	79,952	Deposits from credit institutions – Reverse repurchase agreements	19	45,707	19,603
				Customer deposits – Reverse repurchase agreements	20	72,562	51,589

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		21,589	63,168	FINANCIAL LIABILITIES AT AMORTIZED COST:		391,773	459,118
Loans and advances to credit institutions - Repurchase agreements	8	14,642	59,963	Deposits from credit institutions	19	29,486	23,334
Loans and advances to customers - Repurchase agreements	12	6,947	3,205	Customer deposits	20	316,086	354,508
				Marketable debt securities	21	23,894	54,703
				Other financial liabilities	22	22,307	26,573
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		61,582	47,518
Debt instruments	9	61,416	47,332
Equity instruments	10	166	186
				HEDGING DERIVATIVES	13 and 31	2,501	1,637

LOANS AND RECEIVABLES:		346,187	403,036
Loans and advances to credit institutions	8	26,325	51,871	PROVISIONS:	23	6,151	4,874
Loans and advances to customers	12	314,628	345,702	Provisions for pensions and similar obligations		1,795	1,769
Debt instruments	9	5,234	5,463	Provisions for tax and legal matters		1,409	1,435
				Provisions for off-balance sheet risk		2,513	1,164
HEDGING DERIVATIVES	13 and 31	897	300	Other provisions		434	506

				TAX LIABILITIES:		866	758
NON-CURRENT ASSETS HELD FOR SALE	14	464	576	Current		812	687
				Deferred	25	54	71

TANGIBLE ASSETS	15	5,607	4,113	OTHER LIABILITIES	24	7,866	13,582

				TOTAL LIABILITIES		652,717	692,262
INTANGIBLE ASSETS:		3,462	3,648
Goodwill	16	1,588	1,588	SHAREHOLDERS' EQUITY:	28	90,104	99,834
Other intangible assets	17	1,874	2,060	Share capital		25,658	25,658
				Share premium		11,415	11,415
TAX ASSETS:	25	13,384	17,620	Accumulated reserves		35,261	45,347
Current		2,138	4,038	Profit for the year attributable to the Parent		17,770	17,414
Deferred	25	11,246	13,582
				VALUATION ADJUSTMENTS:	27	1,372	764
				Available-for-sale financial assets		442	673
OTHER ASSETS	18	4,426	6,242	Cash flow hedges		930	91

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		91,476	100,598

				NON-CONTROLLING INTERESTS	26	11	8

				TOTAL EQUITY		91,487	100,606
TOTAL ASSETS		744,204	792,868	TOTAL LIABILITIES AND EQUITY		744,204	792,868

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Millions of Pesos)

		(Debit)/Credit
	Note	2010	2011	2012

Interest income and similar income	33	39,237	46,587	55,521
Interest expenses and similar charges	34	(12,991)	(17,976)	(21,649)
NET INTEREST INCOME		26,246	28,611	33,872
Income from equity instruments	35	289	299	212
Fee and commission income	36	11,157	12,316	14,418
Fee and commission expenses	37	(1,881)	(2,117)	(2,373)
Gains/(losses) on financial assets and liabilities (net)	38	3,622	279	1,272
Exchange differences (net)	39	(14)	30	(6)
Other operating income	40	581	536	542
Other operating expenses	40	(1,413)	(1,590)	(1,794)
TOTAL INCOME		38,587	38,364	46,143
Administrative expenses:		(13,347)	(15,001)	(16,802)
Personnel expenses	41	(6,578)	(7,344)	(8,281)
Other general administrative expenses	42	(6,769)	(7,657)	(8,521)
Depreciation and amortization	15 and 17	(1,398)	(1,461)	(1,550)
Impairment losses on financial assets (net):		(6,972)	(5,435)	(8,970)
Loans and receivables	12	(6,972)	(5,435)	(8,970)
Impairment losses on other assets (net):		(92)	(100)	(34)
Other intangible assets	17	(27)	(30)	-
Non-current assets held for sale	14	(65)	(70)	(34)
Provisions (net)	23	(562)	1,890	649
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	43	(77)	13	1,743
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17	54	135
OPERATING PROFIT BEFORE TAX		16,156	18,324	21,314
Income tax	25	(4,449)	(4,813)	(3,899)
PROFIT FROM CONTINUING OPERATIONS		11,707	13,511	17,415
PROFIT FROM DISCONTINUED OPERATIONS (net)	32	880	4,260	-
CONSOLIDATED PROFIT FOR THE YEAR		12,587	17,771	17,415
Profit attributable to the Parent		12,586	17,770	17,414
Profit attributable to non-controlling interests		1	1	1

EARNINGS PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share		1.85	2.62	2.57
Diluted earnings per share		1.85	2.62	2.57
From continuing operations
Basic earnings per share		1.73	1.99	2.57
Diluted earnings per share		1.73	1.99	2.57

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2010, 2011 and 2012

(Millions of Pesos)

	Note	2010	2011	2012

CONSOLIDATED PROFIT FOR THE YEAR		12,587	17,771	17,415

OTHER COMPREHENSIVE INCOME/(LOSS):
Available-for-sale financial assets:
Valuation adjustments	27	1,462	(99)	263
Amounts transferred to consolidated income statement	27	(869)	(407)	68
Income taxes	27	(178)	152	(100)
Cash flow hedges net of amounts transferred to consolidated income statements	13	920	(316)	(1,199)
Income taxes		(276)	95	360
Other comprehensive income/(loss), net of tax		1,059	(575)	(608)

TOTAL COMPREHENSIVE INCOME(LOSS)		13,646	17,196	16,807

Attributable to the Parent		13,645	17,195	16,806
Attributable to non-controlling interests		1	1	1

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2010	25,658	11,415	40,425	-	888	78,386	9	78,395
Consolidated profit for the year	-	-	-	12,586	-	12,586	1	12,587
Other changes in equity:
Dividends declared	-	-	(6,400)	-	-	(6,400)	-	(6,400)
Other comprehensive income/(loss)	-	-	-	-	1,059	1,059	-	1,059
BALANCES AT DECEMBER 31, 2010	25,658	11,415	34,025	12,586	1,947	85,631	10	85,641
Consolidated profit for the year	-	-	-	17,770	-	17,770	1	17,771
Other changes in equity:
Transfer to accumulated reserves	-	-	12,586	(12,586)	-	-	-	-
Dividends declared	-	-	(11,350)	-	-	(11,350)	-	(11,350)
Other comprehensive income/(loss)	-	-	-	-	(575)	(575)	-	(575)
BALANCES AT DECEMBER 31, 2011	25,658	11,415	35,261	17,770	1,372	91,476	11	91,487
Consolidated profit for the year	-	-	-	17,414	-	17,414	1	17,415
Other changes in equity:
Transfer to accumulated reserves	-	-	17,770	(17,770)	-	-	-	-
Dividends declared	-	-	(7,300)	-	-	(7,300)	-	(7,300)
Purchase of own shares (treasury shares)	-	-	(419)	-	-	(419)	-	(419)
Share-based payments transactions	-	-	35	-	-	35	-	35
Other changes in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Other comprehensive income/(loss)	-	-	-	-	(608)	(608)	-	(608)
BALANCES AT DECEMBER 31, 2012	25,658	11,415	45,347	17,414	764	100,598	8	100,606

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Millions of Pesos)

	2010	2011	2012
A. CASH FLOWS FROM OPERATING ACTIVITIES:	9,792	28,082	23,335
Consolidated profit for the year	12,587	17,771	17,415
Adjustments made to obtain the cash flows from operating activities-	6,325	5,660	5,153
Depreciation and amortization	1,398	1,461	1,550
Impairment losses on other assets (net)	92	100	34
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(17)	(54)	(135)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	77	(13)	(1,743)
Income tax expense recognized in consolidated income statement	4,449	4,813	3,899
Equity-settled share-based payment transactions	-	-	35
Profit on discontinued operations	(880)	(4,260)	-
Effect of foreign exchange rate changes from operating activities	1,206	3,613	1,513
Net (increase)/decrease in operating assets-	(66,705)	(68,255)	(44,173)
Financial assets held for trading	(48,289)	(4,149)	44,001
Other financial assets at fair value through profit or loss	(661)	(8,928)	(41,579)
Available-for-sale financial assets	16,617	(1,662)	14,395
Loans and receivables	(28,339)	(54,755)	(56,849)
Other operating assets	(6,033)	1,239	(4,141)
Net increase/(decrease) in operating liabilities-	61,668	75,222	49,804
Financial liabilities held for trading	15,048	8,756	15,810
Other financial liabilities at fair value through profit or loss	(7,997)	6,030	(47,077)
Financial liabilities at amortized cost	50,250	60,375	78,695
Other operating liabilities	4,367	61	2,376
Income tax paid	(4,372)	(2,615)	(5,076)
Dividends received	289	299	212

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(687)	(18,062)	1,501
Payments-	(1,367)	(24,468)	(1,782)
Tangible assets	(489)	(753)	(674)
Intangible assets	(878)	(869)	(1,108)
Business acquisitions net of cash acquired	-	(22,846)	-
Proceeds-	680	6,406	3,283
Tangible assets	102	42	3,283
Investment in associates	191	-	-
Discontinued operations	387	6,364	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(7,933)	(6,400)	(19,069)
Payments-	(7,933)	(6,400)	(19,069)
Dividends	(4,000)	(6,400)	(18,650)
Subordinated liabilities	(3,933)	-	-
Purchase of own shares (treasury shares)	-	-	(419)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(1,206)	(3,613)	(1,513)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(34)	7	4,254
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,170	44,136	44,143
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	44,136	44,143	48,397

The accompanying notes are an integral part of these
consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of
December 31, 2011 and 2012 and for each of the three years
in the three-year period ended December 31, 2012

1.      Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Mexican Ministry of Finance and Public Credit to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “Commission” or “CNBV”) and the Mexican Central Bank (hereinafter, “Central Bank,” “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the Commission, Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the “Bank”), which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group´s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, stock exchange intermediation and management of investment funds.

Effective August 21, 2012, the Group’s name was officially changed to Grupo Financiero Santander México, S.A.B. de C.V.

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter, “IASB”), (hereinafter, “IFRS”) and interpretations issued by the IFRS Interpretations Committee (hereinafter, “IFRIC”).

The issuance of the consolidated financial statements was authorized by Marcos Alejandro Martínez Gavica, Executive President and Chief Executive Officer and Director of the Group, consequently, they do not reflect events occurred after that date. These consolidated financial statements are subject to the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican General Law of Corporations (Ley General de Sociedades Mercantiles).

The Group’s transition date was January 1, 2010. The Group prepared its opening balance under these standards as of such date, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exemptions, as permitted by IFRS 1.

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Commission for credit institutions, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards, which, in turn, are supplemented and modified by specific rules mandated by the Commission. The Commission’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Group, are in regard to:

a)	Measurement of allowance for impairment losses.

For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected loss model. The expected loss model formulas are developed by the Commission using information compiled from the Mexican lending market as a whole, which may differ significantly from the Group’s credit loss experience.

b)	Recognition of the effects of inflation.

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

All accounting policies and measurement bases in effect as of December 31, 2012, are applied in the preparation of these consolidated financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2012

The Group has not yet adopted the following new or revised standards or interpretations, for the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

-
IFRS 9, Financial Instruments: Classification and Valuation (mandatory as of January 1, 2015): This standard will replace the financial asset classification and valuation provisions of IAS 39, Financial Instruments: Recognition and Measurement. Among other things, all recognized financial assets within the scope of IAS 39 will be measured at amortized cost or fair value. With regard to the measurement of financial liabilities designated as fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, be presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

-
IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after January 1, 2013; early application permitted): This standard supersedes the current IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the current definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

-
IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after January 1, 2013; early application permitted): This standard supersedes the current IAS 31, Interests in Joint Ventures. The fundamental change introduced by IFRS 11 with respect to the current standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will begin to be accounted for using the equity method.

-
IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after January 1, 2013; early application permitted): This standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate, among other things, the nature of an entity’s interests in other entities, the possible restrictions on its ability to access or use assets and settle liabilities and the risks associated with its interests in unconsolidated structured entities.

The Group is currently analyzing the possible effects of the aforementioned standards (IFRSs 10, 11 and 12). Based on the analysis performed to date, the Group does not expect the application of these standards to have a material effect on the consolidated financial statements.

-
IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after January 1, 2013):  This standard replaces the current rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value. IFRS 13 is applicable to the measurement of both financial and no financial items, and it introduces new disclosure requirements.

-
Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (obligatory for reporting periods beginning on or after July 1, 2012): These amendments require items of other comprehensive income to be grouped into one of two categories in the statement of other comprehensive income: (a) items that may be reclassified (recycled) to profit or loss in subsequent periods when specific conditions are met and (b) items that will not be reclassified to profit or loss.

-
Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013): These amendments eliminate the "corridor" under which entities are currently able to defer recognition of a portion of actuarial gains and losses, and hence require the recognition of actuarial gains and losses in other comprehensive income when they occur. Had this standard been applied at December 31, 2012, equity on that date would have been reduced by 1,417 million pesos due mainly to elimination of the “corridor”. These amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from January 1, 2011, by adjusting the beginning balances of equity for the earliest period presented as though the new accounting policy had always been applied.

-
Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after January 1, 2013; early application permitted): Amendments to these standards were made to reflect the changes arising from the issuance of IFRS 10 and IFRS 11 described above.

-
Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2014; early application permitted): These amendments indicate that, in order for an entity to meet the current criterion it must have a legally enforceable right of set off criterion recognized, and such right must not be contingent on the occurrence of a future event;  it must be legally enforceable under all of the circumstances set forth therein.

-
Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2013): These amendments introduce new disclosures for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

-
Improvements to IFRSs, 2009-2011 cycle (obligatory for reporting periods beginning on or after January 1, 2013):  These improvements introduce minor amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.

-	Transition rules: Amendments to IFRSs 10, 11 and 12 (obligatory for reporting periods beginning on or after January 1, 2013): These amendments clarify the transition rules for IFRSs 10, 11 and 12.
.
-
Investment companies: Amendments to IFRS 10, IFRS 12 and IAS 27 (obligatory for reporting periods beginning on or after January 1, 2014): These amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment companies.

The future impact of the adoption of these standards has not been determined as of the date of this report.

All accounting policies and measurement bases with a material effect on the 2012 consolidated financial statements were applied in their preparation.

c)	Critical accounting estimates

IFRS requires that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

-	Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 44.c.).

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in a current transaction between knowledgeable, willing parties on an arm’s-length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques that are commonly used by the financial markets as explained in Note 2.d.

As such, in reaching estimates of fair value, management judgment must be exercised. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters and modeling techniques.

The Group’s financial assets and liabilities carried at fair value based on, or derived from, observable prices or inputs are classified as Level 1 and 2 and those based on significant unobservable parameters are classified as Level 3. The availability of observable prices or inputs varies by product and market, and may change over time. For certain instruments, the fair value is determined using valuation techniques appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models. For more complex products, the valuation models include more complex modeling techniques and parameters, such as volatility, correlation, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-ask spread valuation adjustments, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the Group’s own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

-	Fair value estimates used in disclosures (see Note 2.d. iii. and Note 44.c.).

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable parameters (Level 2) and valuation techniques using significant unobservable parameters (Level 3). This disclosure is provided in Note 2.d. iii.

For financial instruments measured at amortized cost (which include loans and receivables, deposits and short and long-term debt issued), the Group discloses the fair value. This disclosure is provided in Note 44.c. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 23).

The Group recognizes credit losses inherent in financial instruments not measured at fair value taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Group uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Group because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Group’s results of operations, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss recovery rates and segmentation of loans in groups with similar credit risk characteristics). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance-sheet risk.

-	The recognition and measurement of deferred tax assets (see Note 25).

As discussed in Note 2.s., deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the entities will have sufficient future taxable profits against which they can be utilized.

In determining the amount of deferred tax assets, the Group uses current expectations and estimates on projections of future events and trends which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Group).

-	Impairment of other financial assets.

The Group’s financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, significant or prolonged decline in fair value, specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate.

-	Goodwill and business combinations (see Note 4 and Note 16).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recognized on an acquisition, the Group determines the fair value of the consideration and the fair value of the net assets acquired. The Group uses internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group.

-	The recognition and measurement of certain provisions and contingencies (see Note 23).

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax matters may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax matters. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different. The Group’s actual losses may differ materially from recognized amounts.

d)	Capital management

The Bank’s capital management is performed at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the Commission, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on Mexican Banking GAAP financial information. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Mexican Banking GAAP Net Capital

Net capital is divided into two parts: Basic and Complementary.

-
Basic Capital (Tier I) is composed mainly of shareholders' equity plus other equity instruments, less stock investments in financial companies, organization expenses, other intangibles, as well as deferred tax assets derived from tax losses and excess legal reserves that exceed the 10% of Tier I capital. Basic Capital cannot be less than 50% of Net Capital.

-
Complementary Capital (Tier II) is composed mainly of bank’s equity instruments which are not counted as Basic Capital, plus the allowance for impairment losses created up to an amount not exceeding 1.25% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank’s transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero  up to 150%, depending on the counterparty and its classification determined by the ratings agencies accredited by the Commission.

Assets Subject to Market Risk

In interest bearing transactions, the capital requirement is calculated by determining the residual term of the asset or liability, and by applying the corresponding Market Risk Charge Coefficient based on the term asset or liability and currency in which it is denominated.

For those transactions whose return is based on changes in the price of a share, basket of shares or market index, a 12% Market Risk Charge Coefficient is applied to the net position, to which additional risk requirements are added for long net positions and short net positions. An additional 4% requirement may apply to certain variable income positions with low or zero trading volumes.

For the foreign currency positions, a 12% Market Risk Charge Coefficient is applied on the higher of the sum of the long net position or short net position.

For transactions linked to Mexican inflation and denominated in UDIS (hereinafter, “UDIS” - “Unidades de inversión”, a peso-equivalent unit of account indexed for Mexican inflation), a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the National Consumer Price Index (calculated as the average of the previous  twelve months) to the absolute value of the total net position.

For transactions linked to the minimum wage growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the minimum wage growth (calculated as the average of the actual month and the previous eleven months) to the absolute value of the total net position.

The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all of the transactions described above.

Assets Subject to Operational Risk

The requirement is calculated by determining the average net revenues for the 36 months prior to the month being calculated, applying a 15% Operational Risk Charge Coefficient, in accordance with established limits. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Group was in compliance with these minimum capital requirements (see Note 29).

2.      Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i. Functional currency

The functional currency of all entities comprising the Group is the Mexican Peso (hereinafter, “peso” or “$”). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii. Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments.

iii. Exposure to foreign currency risk

In preparing the consolidated financial statements, transactions in currencies other than the Group’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are converted to the functional currency at the rates prevailing at consolidated the balance sheet date. Non-monetary items carried at fair-value that are denominated in foreign currencies are converted to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

The Group performs a large number of foreign currency transactions, mainly in USD dollars. The transactions, assets and liabilities denominated in foreign currencies are translated to Mexican peso based on the exchange rates published by the Bank of México.

As of December 31, 2011, the “Fix” (48-hour) exchange rate used was $13.9476 per USD and $12.9658 per USD dollar as of December 31, 2012.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Group obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Group to structure their contingency plans and access longer term funding within a reasonable time frame.

b)	Basis of consolidation

i. Subsidiaries

Subsidiaries are defined as entities over which the Group has the capacity to exercise control. Subject to certain limited exceptions, control is presumed to exist when the Group owns, directly or indirectly, more than half of the voting power of the investee or, if this percentage is lower, when control over the entity is ceded to the Group by other shareholders through contractual arrangements. Control is the power to govern the financial and operating policies of an entity, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Group. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in profit or loss on the date of acquisition.

Additionally, interest in the net assets of subsidiaries held by third parties is presented under Non-controlling interests in the consolidated balance sheet (see Note 26). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2011 and 2012 is summarized in Note 48.

ii. Associates

Associates are entities over which the Group exercises significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. as the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

As of December 31, 2011 and 2012 the Group did not have any associates.

iii. Business combinations

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

The Group measures the purchase consideration of the business combination as the fair value of the assets transferred, the liabilities incurred by the acquirer to the former owners and the equity instruments transferred, if any, by the acquirer. Acquisition-related costs are recognized as an expense in the consolidated income statement as incurred.

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet. Non-controlling interests are measured at either the fair value or at the non-controlling interests’ share of recognized identifiable net assets of the acquiree. The Group also estimates the fair value of the previously held equity interest in the acquiree.

Any positive difference between the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the net identifiable assets acquired is recognized as discussed in Note 2.l. Any negative difference is recognized as bargain purchase gain in the consolidated income statement.

iv. Changes in the levels of equity held in controlled companies

Acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in Accumulated reserves in the Shareholders’ equity.

When control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in Valuation adjustments attributable to that former subsidiary are derecognized from the consolidated balance sheet and the fair value of the consideration received and of any remaining equity interest is recognized. The difference between these amounts is recognized in the consolidated income statement.

Notes 3 and 4 contain information regarding business combinations that occurred during 2011 and 2012.

c)	Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

-	Pensions and similar obligations (see Note 23. c.).

-	Share-based payments (see Note 41. b.).

ii. Classification of financial assets for measurement purposes

Financial assets are included for measurement purposes in one of the following categories:

-
Financial assets held for trading (at fair value through profit or loss): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-
Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as the Repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-
Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-
Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities, constituting part of the Group’s business.

-
The Group generally intends to hold the loans and receivables granted by it until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (net of allowance for impairment losses).

-
Held-to-maturity investments: This category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

As of December 31, 2011 and 2012, the Group did not hold any investment classified as held to maturity.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with Central Bank: cash balances and balances receivable relating to compulsory deposits with Banco de México.

-
Loans and receivables: includes all loans and receivables granted by the Group, other than those classified as securities, as well as finance lease receivables and other receivables, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and other balances arising from transactions not related to banking transactions and services. Loans and receivables are classified  in accordance with the institutional sector to which the debtor belongs, under:

-	Loans and advances to credit institutions: loans of any nature, including deposits and money market operations, provided to credit institutions.

-	Loans and advances to customers: includes all other loans, including money market operations.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-
Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, excluding equity instruments of issuers over which the Group exercises control, joint control or significant influence. Investment fund units are included in this item.

-
Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: includes the fair value of derivatives in favor of the Group, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): this category includes the liability position of financial instruments entered into for the purpose of generating a profit in the near term from fluctuations in their prices including financial derivatives that do not qualify for hedge accounting and sales of borrowed securities (short positions).

-
Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, such as the reverse repurchase agreements.

-	Financial liabilities at amortized cost: this category includes financial liabilities not included in any of the above-mentioned categories which arise from the ordinary borrowing activities.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-
Deposits: includes all repayable balances received in cash by the Group, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received, the proceeds of which may be invested without restriction. Deposits are classified based on type of depositor as follows:

-	Deposits from Central Bank: deposits of any nature, including credit received and money market operations received from the Banco de México.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes all other deposits, including money market operations.

-
Marketable debt securities: includes bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the liability component of compound financial instruments issued by the Group.

-	Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which are not accounted for as hedges.

-
Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under repurchase agreements, securities loans and sales of borrowed securities.

-
Subordinated liabilities: proceeds from financing received, which for the purposes of payment priority rank behind ordinary debt. This category also includes the financial instruments issued by the Group, such as certain preference shares issued, which form part of the Group’s capital management for regulatory purposes, but do not meetthe requirements for classification as equity for accounting purposes.

-	Other financial liabilities: includes obligations that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

-	Hedging derivatives: includes the fair value of derivative liabilities, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at fair value through profit or loss includes transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are generally measured at fair value without deducting any transaction costs that may be incurred on their disposal. However, transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and derivative assets that have equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

All derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter (hereinafter, “OTC”) derivatives.

The fair value of OTC derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as present value, option pricing models and other methods.

Loans and receivables and held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. The amortized cost basis also includes reductions for impairment. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to its estimated cash flows over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk which consist mainly of mortgage guarantees, cash collateral, equity instruments, personal guarantees, leased assets, assets acquired under repurchase agreements and securities loans.

The measurement of available-for-sale financial assets is described in further detail in iii. Valuation Techniques.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values of the financial assets measured at fair value and liabilities at December 31, 2011 and 2012, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2011			12/31/2012
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total

ASSETS:
Financial assets held for trading	157,366	85,097	242,463	117,582	80,668	198,250
Other financial assets at fair value through profit or loss	-	21,589	21,589	-	63,168	63,168
Available-for-sale financial assets	61,582	-	61,582	47,518	-	47,518
Hedging derivatives (assets)	-	897	897	-	300	300
	218,948	107,583	326,531	165,100	144,136	309,236
LIABILITIES:
Financial liabilities held for trading	17,933	107,358	125,291	520	140,581	141,101
Other financial liabilities at fair value through profit or loss	-	118,269	118,269	-	71,192	71,192
Hedging derivatives (liabilities)	-	2,501	2,501	-	1,637	1,637
	17,933	228,128	246,061	520	213,410	213,930

The fair value of the financial instruments is determined, when   possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using valuation techniques. These techniques use observable market data as significant inputs (Level 2). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative.

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-	Dividends: the estimation for the dividend used as inputs in the internal models are based in the dividend payments expected from the issuer companies.

-
Volatility: there is no liquid option market for certain long-term assets. For most Mexican underlyings the option market is for up to one year. In the case of the Mexican Quotation Index (IPC), there is an option market up to three years. In these cases, management assumes a local volatility model using maturities for of which market data exists and extrapolates the curve for unknown terms.

-
Rate curve for estimating the interest rate index known as Tasa de Interés Interbancaria de Equilibrio (TIIE) of 91 days: there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The Group also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

Fair value measurements that incorporate unobservable assumptions are classified as Level 3.

iv. Valuation methods

Banco Santander (Spain) has developed a formal process for systematic valuation and management of financial instruments, which has been implemented worldwide across all of its subsidiaries. The governance scheme distributes responsibilities between two independent divisions inside the Bank: Treasury (development, marketing and daily management of financial products) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, policies of operation approval, management of market risk and implementation of fair value adjustment policies).

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined through the use of quoted prices or yield curves provided by a price vendor.

b.	Loans and advances to credit institutions and customers – Repurchase agreements

The fair values of loans and advances are estimated by using the discounted cash flow technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

c.	Short positions, deposits from Central Bank and deposits from credit institutions and customers – Reverse repurchase agreements

The fair value of these financial instruments is calculated by using the discounted cash flow technique based on the current incremental lending rates for similar types of deposits having similar maturities.

d.	Financial derivatives (assets and liabilities)

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Market (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using models and valuation techniques such as Black-Scholes, trinomial trees and the Monte Carlo simulation, taking into consideration the relevant inputs such as implied volatility of traded options.

The fair value of an instrument using valuation techniques is obtained with one of the following methods: Analytic (close formula), the Monte Carlo simulation, trinomial trees and the partial differential equation solver.

In the valuation of financial instruments permitting static hedging (such as loans, deposits, forwards, and swaps), the present value method is used (analytic method). This method discounts estimated future cash flows using the market yield curves of the related currencies. The yield curves are observable market data.

In the valuation of plain vanilla options, the Black-Scholes model (analytic method) is used. This model assumes that the underlying price follows a lognormal distribution.

The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products. The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options) which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models which provides a price in between them.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurements were based on other than quoted prices on active markets at December 31, 2011 and 2012.

	Fair Values Calculated		Fair Values Calculated
	Using Internal Models at 12/31/2011		Using Internal Models at 12/31/2012		Valuation Techniques	Main Inputs
	Level 2	Level 3	Level 2	Level 3

ASSETS:
Financial assets held for trading:	83,690	1,407	79,891	777

Debt and equity instruments	-	761	-	777	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,863	-	1,892	-	Black-Scholes model with analytic method	Interest rate yield curves and implied volatility surface

Market index options:	587	646	1,433	-
European, composite and quanto and Asian strike options	360	646	1,138	-	Black-Scholes model with analytic method and Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Barrier options	20	-	87	-	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, and dividends estimation
Rainbow options	207	-	208	-	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	255	-	130	-
American forwards	-	-	15	-	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	255	-	115	-	Black-Scholes model with analytic method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	76,244	-	74,831	-	Present value (analytic method)	Interest rate yield curves

Market index futures	117	-	90	-	Present value (analytic method)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	346	-	8	-	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	4,278	-	1,507	-	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	21,589	-	63,168	-

Loans and advances to credit institutions – Repurchase agreements	14,642	-	59,963	-	Present value (analytic method)	Interest rate yield curves

Loans and advances to customers – Repurchase agreements	6,947	-	3,205	-	Present value (analytic method)	Interest rate yield curves

Hedging derivatives:	897	-	300	-

Swaps	897	-	300	-	Present value (analytic method)	Interest rate yield curves

	106,176	1,407	143,359	777

	Fair Values Calculated		Fair Values Calculated
	Using Internal Models at 12/31/2011		Using Internal Models at 12/31/2012		Valuation Techniques	Main Inputs
	Level 2	Level 3	Level 2	Level 3

LIABILITIES:
Financial liabilities held for trading:	106,608	750	140,581	-

Trading derivatives:

Interest rate options	4,013	-	3,284	-	Black-Scholes model with analytic method	Interest rate yield curves and implied volatility surface

Market index options:	579	750	902	-
European, composite and quanto and Asian strike options	579	750	902	-	Black-Scholes model with analytic method and Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	380	-	145	-
American forwards	-	-	11	-	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	380	-	134	-	Black-Scholes model with analytic method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	71,296	-	70,438	-	Present value (analytic method)	Interest rate yield curves

Index and securities futures	224	-	158	-	Present value (analytic method)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	3,929	-	1,348	-	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	5,755	-	1,332	-	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Short positions	20,432	-	62,974	-	Present value (analytic method)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	118,269	-	71,192	-

Deposits from credit institutions – Reverse repurchase Agreements	45,707	-	19,603	-	Present value (analytic method)	Interest rate yield curves

Customer deposits – Reverse repurchase Agreements	72,562	-	51,589	-	Present value (analytic method)	Interest rate yield curves

Hedging derivatives:	2,501	-	1,637	-

Swaps	2,501	-	1,637	-	Present value (analytic method)	Interest rate yield curves
	227,378	750	213,410	-

The unobservable market data that constitutes significant inputs of the internal models are, basically, those related to long-term volatility (more than a one-year period). Some of the instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheets.

The measurements derived using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

-
Debt and equity instruments. This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

-
Trading derivatives. This category includes equity security options. OTC European Equity Options on Cemex’s ADR (NYSE: CX) and are classified within Level 3 because the implied volatility is unobservable due to their long-term maturities (average implied volatilities are quoted up to one to two years). These instruments are fair-valued using the Black-Scholes valuation model. These options were canceled in February 2012.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2010	1,008	-	1,008
Total gains/losses recognized in profit or loss	56	-	56
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	(105)	-	(105)
Balance at December 31, 2010	959	-	959
Total gains/losses recognized in profit or loss	(93)	(194)	(287)
Purchases	-	840	840
Sales	-	-	-
New issuances	-	-	-
Settlements	(105)	-	(105)
Balance at December 31, 2011	761	646	1,407
Total gains/losses recognized in profit or loss	291	(1,518)	(1,227)
Purchases	-	872	872
Sales	(187)	-	(187)
New issuances	-	-	-
Settlements	(88)	-	(88)
Balance at December 31, 2012	777	-	777

Liabilities
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2010	-	-	-
Total gains/losses recognized in profit or loss	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2010	-	-	-
Total gains/losses recognized in profit or loss	-	(712)	(712)
Purchases	-	-	-
Sales	-	1,462	1,462
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2011	-	750	750
Total gains/losses recognized in profit or loss	-	(1,760)	(1,760)
Purchases	-	-	-
Sales	-	1,010	1,010
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2012	-	-	-

As of December 31, 2012, the effect on consolidated net income of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2012
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	9	(9)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are conservative, but reasonably possible.

The least favorable scenario assumed the following:

-
The volatility of the underlying asset of the convertible bond at its maturity moved from 36.07% to 41.17%. The volatility used as input for the internal model (36.07%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 36.07% to 30.97%.

As an alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47. The VaR amounts as of December 31, 2012, including all financial instruments in the trading and banking books positions of the Group are as follows:

	Average	High	Low	12/31/2012

All financial instruments	105.12	154.41	70.04	137.83
By category:
Instruments sensitive to interest rate	107.15	161.25	69.98	143.12
Instruments sensitive to equity market prices	13.58	17.53	8.65	12.72
Instruments sensitive to foreign currency exchange rates	8.37	15.77	1.19	10.24
Instruments sensitive to volatility movements	41.12	93.44	22.46	23.72

The Group’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 per cent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Group can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

v. Recognition of fair value changes

As a general rule, changes in the fair value of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized under Gain/(losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-
Available-for-sale financial assets are recognized in equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments. Exchange differences arising on available-for-sale monetary financial assets are recognized in the consolidated income statement.

-
Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-
Unrealized gains on Available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale.

vi. Hedging transactions

The Group uses derivatives for the following purposes: (i) to provide these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the fair value of assets and liabilities due to fluctuations in, among others, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge); and

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.
There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.
There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

vii. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading, and a separate instrument with the same term will meet the definition as embedded derivative.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.
If the Group transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases –, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases –, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.
An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.
If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e., reported in the consolidated balance sheet at their net amount) only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

-	In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial asset is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

The Group applies the following criteria to classify loans and advances as impaired loans:

-	Commercial, financial and industrial loans

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired 30 days after the date of maturity.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after interest is due or 30 days after the principal is due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.

-	Mortgage loans

Mortgage loans are considered impaired when a payment is past due by 90 days or more.

-	Installment loans to individuals

Revolving consumer credit cards loans are considered impaired when payment is not received in two monthly billing cycles or 60 days after they become due.

Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

-	If the borrower is declared bankrupt, in accordance with the Commercial Bankruptcy Law.

For all types of loans, impaired loans will remain as impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the loan payment scheme, or in the case of loans with installments that cover periods in excess of 60 calendar days, the payment of one installment.

Impaired loans which are renegotiated will remain impaired until there is evidence of sustained payment as described in the preceding paragraph.

With regard to uncollected accrued interest on impaired loans, the Group creates an allowance for the total amount of the interest at the time the loans is classified as impaired loans.

When the recovery of any recognized amount is considered unlikely, the amount is written off without prejudice to any actions that the Group may initiate.

The entire loan balance is kept on the consolidated balance sheet until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when it is an unsecured loan in which there is a significant deterioration in the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the loan is written off, the loan balance and its corresponding allowance for impairment losses are removed from the consolidated balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on the consolidated net income of the Group.

Loans and the related allowance for impairment losses are normally written off considering the following:

-
Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, installment small and medium-sized enterprises (SMEs) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are generally written off when they have been past due for 366 days.

-
For installment loans to individuals, any portion of the balance that the Group does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

Credit losses on impaired loans and contingent liabilities are assessed as follows:

-
Individually, for all significant instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry, type of guarantee or collateral and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place. Clients individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record are globally managed clients, corporate, sovereign and other loans with significant balances.

-
In all other cases, statistical models based on historical experience are used as a basis for grouping loans with similar credit risk characteristics (for example, credit utilization rates, product type, asset type, collateral type, past-due status and other relevant factors) in order to determine the allowance for impairment losses. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized. Loans that are collectively assessed in pools consist mainly of consumer, mortgage, installment, revolving credit and other consumer loans and an impairment loss is recognized when interest or principal is past due for 90 days or more.

ii. Financial instruments carried at amortized cost

The amount of an impairment loss incurred on a financial instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a reduction of the balance of the corresponding asset.

In estimating the future cash flows of financial instruments, the following factors are taken into account:

-
All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from insolvency of the customers (credit risk) are recognized:

-	When there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons, and/or

-	When country risk materializes; country risk is considered to be the risk associated with customer resident in a given country due to circumstances other than normal commercial risk.

The Group has certain policies, methods and procedures for covering its credit risk arising from insolvency of counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of credit risk, contingent liabilities and commitments and credit risk from debt instruments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the treatment of loss arising from credit risk, the Group makes the following distinctions, taking into account the different types of loans included in the portfolio:

1.	Non retail loans

a.	Specific allowance:

The allowance for impairment losses of loans and receivables not measured at fair value through profit or loss that are determined as doubtful is generally recognized in accordance with the criteria set forth below:

i.  Assets determined as doubtful due to counterparty arrears:

Loans and receivables for all borrowers, even if backed by guarantee or collateral, with amounts more than three months past due are individually assessed for impairment. The impairment loss is measured taking into account the number of days the amounts are past-due, the guarantees or collateral provided, and the financial situation of the counterparty and the guarantors.

ii.  Assets determined as doubtful for reasons other than counterparty arrears:

Loans and receivables that are not in arrears but for which there are reasonable doubts as to their repayment in accordance with contractual terms due to other circumstances are individually assessed for impairment. An allowance for impairment losses is recognized for the difference between the carrying amount of the loans and receivables and the net present value of estimated cash flows.

b.	Allowance for impairment losses:

The Group covers its losses inherent in loans and receivables not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. Impairment losses are calculated using statistical methods and are comprised of losses incurred at the reporting date that have not yet been allocated to specific loans.

The incurred loss is the estimated credit loss over a one-year period after the reporting date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by multiplying three factors: exposure at default (hereinafter, “EAD”), probability of default (hereinafter, “PD”) and loss given default (hereinafter, “LGD”).

-	The EAD is the amount of risk exposure at the date of default by the counterparty.

-
The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year (i.e. it quantifies the probability of the counterparty defaulting in the coming year). The definition of default used includes amounts past due by at least 90 days and cases in which there is no portion of the loan and receivables are past due but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

-	The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

The methodology for determining the allowance for impairment losses seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans that have not yet been identified as impaired, but that the Group estimates based on its past history and specific facts that will arise in the one-year period following the reporting date. That is called inherent losses in the context of the Group’s internal models in which impairment losses are calculated.

Low default portfolios

In loans to the public sector, such as credit institutions and large corporations which are included in commercial, financial and industrial loans, the number of historical defaults is either very small or zero. Accordingly, for such low default portfolios, the Group supplements its own historical default data with the data obtained from external credit ratings in order to estimate the incurred loss used by the market to determine the PD and LGD factors. Guarantees are considered in the determination of allowance for impairment losses. When the guarantor has a better credit risk rating than the borrower, the guarantor’s rating is used in the model instead of the credit rating of the borrower.

2.	Retail portfolio

With respect to the coverage of impairment losses arising from credit risk to individuals and SMEs, the Group covers its impairment losses taking into account the historical impairment loss experience at the time of assessment. For these purposes, loans are grouped considering similar credit risk characteristics (for example, credit utilization rates, product type, asset type, collateral type, past-due status and other relevant factors).

The Group uses a transition matrix to determine the PD in which loans are segmented into bucket classifications primarily based on the number of days outstanding, and statistical analyses are applied to estimate the probability that loans will migrate through the different buckets and ultimately be written off. In addition to the number of days outstanding, the bucket classifications are determined in accordance with loan credit characteristics as described above. The transition matrix is based on historical data gathered over periods ranging from one to three years depending on type of portfolio (credit cards, payroll loans and mortgage loans).

In addition to the allowance for impairment losses on loans and receivables, the Group also estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available lines of credit. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

Allowance for impairment losses related to the loan portfolio is reported as a reduction to the carrying amount of the loans and advances to customers whereas the provision for unfunded lending commitments is reported separately as liabilities on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement as Impairment losses on financial assets (net) – Loans and receivables and Provisions (net), respectively.

iii. Debt or equity instruments classified as Available-for-sale

The amount of the impairment losses on these instruments is the excess of their carrying amount and their fair value.

When there is objective evidence at the date of measurement of these instruments that the excess are due to an impairment that is other than temporary, they are no longer recognized in equity under Valuation adjustments - Available-for-sale financial assets and are reclassified to the consolidated income statement.

If all or part of the impairment losses is subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments - Available-for-sale financial assets in the case of equity instruments).

iv. Equity instruments carried at cost

The amount of impairment losses on equity instruments carried at cost is the excess of their carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated income statement for the period in which they arise and as a direct reduction of the cost of the equity instrument.

h)	Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recorded as assets in the consolidated balance sheet under Loans and advances to credit institutions – Repurchase agreements or Loans and advances to customers – Repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recorded as liabilities in the consolidated balance sheet under Deposits from Central Bank – Reverse repurchase agreements, Deposits from credit institutions – Reverse repurchase agreements or Customer deposits – Reverse repurchase agreements.

The excess of the sales prices over the repurchase prices are recognized as interest expense over the contract term.

i)	Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Tangible assets

Tangible assets include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Group or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (excess of carrying amount over the recoverable amount).

Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and therefore is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average
Annual
Rate
Buildings	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

The Group assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the lower carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the Group recognizes the reversal of the impairment loss recognized in prior periods and adjusts the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on a tangible asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items in property, plant and equipment for own use are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

k)	Accounting for leases

i.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in the consolidated income statement.

ii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

l)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Group. Only assets whose cost can be estimated reliably and from which the Group considers it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

-
If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

-
The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) – Goodwill in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets include the amount of identifiable intangible assets.

Other intangible assets can have an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment, the consolidated entities review the remaining useful lives of the assets in order to determine the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

Impairment charges are included in Impairment losses on other assets (net) – Other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.j.).

m)	Provisions and contingent assets and liabilities

When preparing the consolidated financial statements of the Group, management distinguishes between:

-
Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered to be more likely than not to occur and certain as to its nature but uncertain as to its amount and/or timing.

-
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They include the present obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

-
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Provisions are quantified on the basis of the best information available regarding the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

-	Provisions for tax and legal matters: include the amount of the provisions recognized to cover tax and legal obligations.

-
Provisions for off-balance sheet risk: includes the amount of the provisions made to cover obligations arising as the result of those transactions in which the Group guarantees the obligations of a third party arising as a result of financial guarantees granted or contracts of another kind – and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit, which are irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: include the amount of other provisions recognized by the consolidated entities (see Note 23).

n)	Litigation and/or claims in process

At the end of 2011 and 2012, certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 23).

o)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to Accumulated reserves.

For cash-settled share-based payments, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

Share-based payments are discussed in Note 41.b and c.

p)	Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

ii.	Fee and commission income and expenses

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees are accrued and recognized in income over the term of the loan as a part of the effective interest method.

q)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortized cost (described in Note 2.g. above).

The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 23). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

r)	Post-employment benefits

See Notes 23.c.

s)	Income tax

Income tax (hereinafter, “ISR”) and the Business Flat Tax (hereinafter, “IETU”) are recorded in earnings of the year in which they are incurred. Management determines, based on financial and tax projections, whether the Group and its subsidiaries will incur ISR or IETU, and deferred taxes are recognized based on which tax the entity is expected to primarily be subject to. The Group determines the deferred tax on the temporary differences, tax losses and tax credits, from the initial recognition of the items and at the end of each period. The deferred tax derived from the temporary differences is recognized by using the assets and liabilities method, which compares the accounting and tax values of the assets and liabilities. This comparison produces deductible and taxable temporary differences which along with tax losses and the tax benefit from the undeducted allowance for impairment losses, are then multiplied by currently enacted tax rates in effect when the temporary differences will reverse, or when the tax benefit carry forward is realized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

3.         Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions undertaken by the Group over the last three years:

3.1	Agreement for the sale of Seguros Santander to Zurich

During 2010, the Group initiated and completed a strategic project to separate the insurance activity integrated in a global strategy of Santander Group in Spain. Banco Santander (Spain) and the insurance company Zurich Financial Services Group (hereinafter, “Zurich”), reached an agreement to form a strategic alliance that will boost the insurance banking in five key markets for Banco Santander (Spain) in Latin America. Banco Santander (Spain) formed a holding company named Inversiones ZS America SPA (hereinafter “Inversiones ZS America”) that contains the insurance entities in Latin America. Zurich acquired 51% of the equity of Inversiones ZS America and is responsible for managing the companies. Banco Santander (Spain) holds 49% of the equity of such holding company and signed a distribution agreement for the sale of insurance products in each country for a 25 year period.

For additional breakdown of items presented under discontinued operations, please refer to Note 32.

3.2	Acquisition of the GE Capital mortgage business in Mexico

This transaction is explained in Note 4.

3.3	Loan portfolio acquisition

To enable it to manage regional customer relations locally, in January, February and April 2011, the Group acquired loans of Mexican companies or which have a certified Mexican holding company from other subsidiaries of Banco Santander (Spain). The acquisition price of the loan portfolio amounted to 18,110 million pesos and was made at fair value. As of the acquisition date and as of December 31, 2011 and 2012, all of such acquired loans are performing loans and, accordingly, we have not recorded any specifically identified allowance for impairment losses against them. As of December 31, 2011 and 2012, the incurred but not yet identified allowance for impairment losses attributable to these acquired loans, is approximately 45 million pesos and 55 million pesos, respectively.

A summary of the credit ratings of the loans acquired from other subsidiaries of Banco Santander (Spain), based on the Group’s internal rating scale (see Note 12.f.) are as follows:

At Acquisition Date
Internal Rating	Amount
8.0	3,996
7.5	559
6.0	3,774
5.0	9,781
18,110

As of December 31, 2012
Internal Rating	Amount
7.0	26
6.8	1,117
4.6	293
4.4	5,124
6,560

3.4	Agreement with Fibra Uno

This transaction is explained in Note 15.a.

3.5	Agreement for the sale of Gestión Santander

On July 26, 2012, the Board of Directors of the Group approved the sale our asset management business (including all of Gestión Santander’s assets under management, a subsidiary of the Group) and its sale to a holding company which would be a subsidiary of Banco Santander (Spain) and would acquire ownership of a significant number of the Banco Santander (Spain)’s asset management businesses as part of a global internal reorganization to centralize the Banco Santander (Spain)’s asset management business. Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. The reorganized global asset management business would seek to benefit from specialized portfolio management and capitalize on synergies, to expand product offerings and to make investments in and improvements to the information technology used in the business to streamline operations. The Group expects to enter into exclusive, long-term distribution contracts so, the Bank and Casa de Bolsa Santander, S.A. de C.V. would continue to offer mutual funds managed by Gestión Santander, S.A. de C.V. following the divestiture, if it is completed.

3.6	Global public offering of shares

On July 26 2012, the Board of Directors approved the global public offering of shares, consisting of the simultaneous public offering of: (i) units in Mexico in accordance with the Commission, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 of the United States of America (USA).

On September 25, 2012, the Group completed the global public offering of 1,689,543,408 Series B shares, representing 24.90% of its common stock. The offering shares were priced at 31.25 pesos per unit or USD12.1849 per American Depositary Share (ADS) and are traded on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE) as of September 26, 2012. The conversion ratio is five Series B shares for each ADS. Of the total shares sold, 81% were placed in the USA and the remaining 19% in Mexico.

3.7	Debt offering

On November 9, 2012, the Bank completed the placement of senior notes for the amount of USD 1,000,000,000 with a 10 year maturity. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933 of the United States of America. Interest will be paid semiannually, on May 9 and November 9, respectively, beginning May 9, 2013. Principal will be paid at maturity of the instruments (November 9, 2022). The instruments will bear interest at the rate of 4.125% a year. Principal will be paid when the instruments mature or, as the case may be, on the date that they are repaid in advance.

4.         Business combination

On April 29, 2011 (the Closing Date), the Group closed the acquisition of the residential mortgage business of GE Capital Corporation and its subsidiaries in Mexico, after fulfilling all of the necessary conditions under the purchase agreement dated as of December 23, 2010. This transaction involved the acquisition of four entities (GE México), together with other assets related to the mortgage business. The net assets acquired amount to 21,463 million pesos which includes a loan portfolio with an unpaid principal balance of 21,974, and an estimated fair value of 19,240 million pesos. A loan portfolio of approximately 2,514 million pesos was expected to be uncollectible at the time of the acquisition. These entities and the related assets were acquired by the Group and are today established as subsidiaries. This transaction involved the payment of 2,042 million pesos for the equity, plus the payment of 21,009 million pesos to replace the funding previously provided by GE Capital Corporation.

During April 2012, management finalized its estimates with respect to the fair values of the assets and liabilities acquired in the business combination. These adjustments have been included in the values presented on the table below. Acquired intangible assets consisting of established customer relationships and noncompete agreements were not recognized due to immateriality. The recognition of the acquisition date assets and liabilities of Santander Hipotecario, S.A. de C.V. (formerly GE Consumo México, S.A. de C.V.) resulted in goodwill of 1,588 million pesos, which consists largely of the profit generating potential of the mortgage business acquired.

Fair values of the identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

Assets:
Cash and cash equivalents	205
Loans and other receivables	19,240
Foreclosed asset	81
Accounts receivable	934
Other assets	615
Deferred tax asset	710
21,785
Liabilities:
Other liabilities	(322)
Net assets acquired (*)	21,463
Non-controlling interest	-
Cost of investment (*)	23,051
Goodwill at April 29, 2011	(1,588)
(*) As of December 31, 2012 the measurement period for this business combination has been completed.

Since the acquisition date, GE México contributed net revenues and net income after tax of 464 million pesos and 192 million pesos, respectively, to the Group’s consolidated income statement for the year ended December 31, 2011. If the acquisition had been effective as of January 1, 2011, the effect on the Group’s net revenues and net income after tax in 2011 would have been 520 million pesos and 175 million pesos, respectively. The effect on the Group’s net income after tax in 2012 is 380 million pesos.

Further, the purchase agreement provides that GE Capital Corporation must indemnify the Group for certain matters relating to the period prior to the Closing Date. In particular, GE Capital Corporation indemnifies the Group, exclusively, with respect to certain tax loss carryforwards totaling as of the purchase date 1,098 million pesos, which as of December 31, 2011 are considered to be an indemnification asset by management of the Group, given the GE Capital Corporation indemnity obligation. The purchase agreement also provides an aggregate limitation on GE Capital´s indemnification obligation of 25,000 million pesos.

5.         Distribution of the Group's profit and Earnings per share

5.1	Distribution of the Group's profit

The distributions of the Group's net profit for the years ended December 31, 2011 and 2012 approved by the Board of Directors during the annual general meetings are as follows:

	2011	2012
Consolidated profit of the year	17,771	17,415
Dividends declared against consolidated profit of the previous year	11,350	7,300
Dividend per share (pesos)	1.67	1.08
Date of payment	03/05/12	09/13/2012

5.2	Earnings per share from continuing operations and discontinued operations

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year.

Accordingly:

	2010	2011	2012
Profit attributable to the Parent	12,586	17,770	17,414
Profit attributable to the Parent from discontinued operations (net of
non-controlling interests)	880	4,260	-
Profit from continuing operations (net of non-controlling interests)	11,706	13,510	17,414
Weighted average number of shares outstanding (*)	6,786,394,913	6,786,394,913	6,782,806,506
Adjusted number of shares	6,786,394,913	6,786,394,913	6,782,806,506
Basic earnings per share (pesos)	1.85	2.62	2.57
Basic earnings per share from discontinuing operations (pesos)	0.13	0.63	-
Basic earnings per share from continuing operations (pesos)	1.73	1.99	2.57

(*)	As of December 31, 2012, the outstanding number of shares has been adjusted with the treasury shares to calculate the weighted average number of shares.

5.3	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects of potential shares (share options, warrants and convertible debt instruments). There are no potentially dilutive shares for the years ended December 31, 2010, 2011 or 2012.

6.         Compensation of Directors, Executive Officers and other key management personnel

The Group has considered as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

During 2010, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 4 million pesos, 7 million pesos during 2011 and 10 million pesos during 2012, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensations and benefits generated during 2010 to executive officers amounted to 187 million pesos, 268 million pesos during 2011 and 399 million pesos during 2012. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. Also, the amount paid at December 31, 2012 includes a fixed fee in connection with the closing of the global public offering. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Group’s employees, but at different contribution percentages to the ones made by the rest of the employees.

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 338 million pesos at December 31, 2011 and 383 million pesos at December 31, 2012.

d)	Global Program

The Group has acceded to a variable compensation plan launched by Banco Santander (Spain) and for a number of officials of the Group to continue with the policy of permanent stimulus driven in 2008. The Plan is implemented through the granting of a determined number of shares of Banco Santander (Spain), based on the extent to which the Group achieves a series of commercial and institutional objectives (see Note 41.b.).

e)	Local Program

The Group established a share-based payment plan for its executives. These payments will be settled through equity instruments and are recognized according to their fair value at grant date. Details regarding the determination of the fair value of transactions involving share-based payments settled through equity instruments are presented in Note 41.c.

f)	Loans to executive officers

The loans conferred to executive officers amount to 97 and 85 million pesos as of December 31, 2011 and 2012, respectively.

7.         Cash and balances with Central Bank

The breakdown by type of balances of Cash and balances with Central Bank is as follows:

	12/31/2011	12/31/2012
Cash	12,706	16,967
Central Bank compulsory deposits	31,320	31,320
Interbank investments	117	110
Of which:
Interbank deposits	-	7
Accrued interest	117	103
	44,143	48,397

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

Note 44.a. includes a breakdown of the remaining maturity of Cash and balances with Central Bank and of the related average interest rates.

8.         Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2011	12/31/2012
Classification:
Other financial assets at fair value through
profit or loss	14,642	59,963
Loans and receivables	26,325	51,871
Type:	40,967	111,834
Reciprocal accounts	1,401	1,467
Time deposits	1,226	115
Guarantee deposits - Collateral delivered
for OTC transactions (Note 31)	18,264	17,285
Repurchase agreements	14,642	59,963
Call money transactions granted	3,401	26,822
Other accounts	2,033	6,182
	40,967	111,834
Currency:
Peso	13,882	87,777
US Dollar	27,023	23,648
Other currencies	62	409
	40,967	111,834

As of December 31, 2011, the Time deposits mainly include 43 million pesos related to deposits that the Group holds in Banco Santander New York and 1,046 million pesos with a foreign financial institution at a term of 7 days and interest rate of between 4.9% and 0.45%.

As of December 31, 2011 and 2012, the Time deposits include 136 million pesos and 113 million pesos related to deposits that the Group holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 4 and 2 business days, respectively. As of December 31, 2011 and 2012, these transactions are as follows:

	Days	Interest Rate	12/31/2011
Mexican financial institutions	3	4.50%	1,867
Foreign financial institutions	4	0.11%	1,534
			3,401

	Days	Interest Rate	12/31/2012
Mexican financial institutions	2	4.30% - 4.50%	13,208
Foreign financial institutions	2	0.03% - 0.19%	13,614
			26,822

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 44.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions.

9.         Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2011	12/31/2012
Classification:
Financial assets held for trading	147,293	105,832
Available-for-sale financial assets	61,416	47,332
Loans and receivables	5,234	5,463
	213,943	158,627
Type:
Mexican government debt securities	204,362	150,380
Of which:
Collateral delivered for OTC transactions (Note 31)	1,514	1,100
Foreign government debt securities	81	124
Of which:
Brazilian Government Bonds	68	63
US Government Treasury Bills (TBILLS)	13	61
Debt securities issued by financial institutions	1,794	1,859
Other debt securities	7,706	6,264
	213,943	158,627
Currency:
Peso	209,285	154,482
US Dollar	4,590	4,082
Other currencies	68	63
	213,943	158,627

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2011	12/31/2012
Federal Treasury Securities (CETES)	44,765	39,482
United Mexican States Bonds (UMS)	283	143
Federal Mexican Government Development Bonds	1,065	15,768
(BONDES)

M and M10 Mexican Government Bonds	42,107	8,622
Mexican Bank Saving Protection Bonds (BPATs)	41,416	22,848
Federal Mexican Government Development Bonds in UDIS
(UDIBONDS)	13,925	16,248
Other Mexican Government debt securities	458	458
Brazilian Government Bonds	68	63
US Government Treasury Bills (TBILLS)	13	61
US Government Treasury Notes (TNOTE)	-	-
Other debt securities	3,193	2,139
	147,293	105,832

Exchange of unsecured bonds for convertible debt securities

In December 2009, Cementos Mexicanos, S.A.B. de C.V. (hereinafter, “CEMEX”) made a public offering of its issued unsecured bonds in the Mexican Stock Exchange. The Group exchanged 10,510,900 of unsecured bonds of the CEMEX 08, CEMEX 06, CEMEX 06 -03 and CEMEX 07-2 Series into 118,100 debt securities convertible into CEMEX common stock. There is a ten year conversion term with quarterly payment of coupons at 10% per year, as long as the conversion has not been made.

As of December 31, 2011 and 2012, the market value of these debt securities, classified as financial assets held for trading was 761 million pesos and 777 million pesos, respectively, and they have generated a loss in 2010 and 2011 of (49) million pesos and (198) million pesos, respectively, and a gain in 2012 of 16 million pesos, that are recorded under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2011	12/31/2012
United Mexican States Bonds (UMS)	2,444	2,264
Federal Mexican Government Development Bonds (BONDES)	17,128	12,217
M, M3 and M5 Mexican Government Bonds	23,097	15,626
Mexican Bank Saving Protection Bonds (BPATs)	8,564	6,285
Federal Mexican Government Development Bonds in UDIS
(UDIBONDS)	4,333	4,956
Other debt securities	5,850	5,984
	61,416	47,332
Of which:
Before allowance for impairment losses	61,416	47,332
Allowance for impairment losses	-	-
	61,416	47,332

The breakdown by issuer rating of Debt instruments at December 31, 2011 is as follows:

	Private	Sovereign
	Debt	Debt	Total	%
A	6,230	201,635	207,865	97.16%
BBB	1,849	2,795	4,644	2.17%
Below BBB	1,421	13	1,434	0.67%
	9,500	204,443	213,943	100%

The breakdown by issuer rating of Debt instruments at December 31, 2012 is as follows:

	Private	Sovereign
	Debt	Debt	Total	%
A	5,727	148,039	153,766	96.94%
BBB	1,619	2,465	4,084	2.57%
Below BBB	777	-	777	0.49%
	8,123	150,504	158,627	100%

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2011	12/31/2012
Special CETES - program of credit support and additional benefits
to Mexican States and Municipalities	2,151	2,246
Special CETES - support program for housing loan debtors	3,083	3,217
	5,234	5,463
Type :
Unquoted in an active market	5,234	5,463
Of which:
Before allowance for impairment losses	5,234	5,463
Allowance for impairment losses	-	-
	5,234	5,463

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2010	2011	2012
Beginning balance	75,503	59,635	61,416
Transfer to non-current assets held for sale	(1,068)	-	-
Transfer from financial assets held for trading	-	11,580	-
Net disposals (*)	(15,553)	(9,691)	(14,401)
Valuation adjustments	1,622	(112)	249
Amounts transferred to consolidated income
statement	(869)	4	68
Balance at year end	59,635	61,416	47,332
(*)	The disposals in 2011 and 2012 correspond to the maturity of Debt instruments. Consequently, there is no impact on the consolidated income statement.

During June and August 2010, management decided to sell fixed-rate positions in M Bonds for a nominal total of 10,690 million pesos and 4,740 million pesos, which resulted in a gain of 539 million pesos and 330 million pesos, respectively, recorded in the consolidated income statement under Gains/(losses) on financial assets and liabilities (net).

As of December 31, 2011 and 2012, 19,340 million pesos and 7,805 million pesos, respectively, of Mexican government securities (M Bonds, M10 Bonds, BONDES, UDIBONDS and UMS) and other debt securities, have been pledged in connection with repurchase agreements operations, and they are considered as restricted assets within Available-for-sale – Debt instruments.

In December 2011, management transferred trading securities (debt instruments) to the available-for-sale securities portfolio. The transfer was carried out following the strategy established by the Parent company in order to comply with revised capital requirements imposed by the European banking regulator in late 2011. We consider these circumstances surrounding the reclassification to be rare. The fair value gain on these financial assets recognized in the consolidated income statement during 2011 was 103 million pesos. Authorization for this transfer has also been provided by the Commission for local financial reporting purposes.

During 2011, the Group transferred securities with a historical cost of 10,688 million pesos and fair value at the date of the transfer of 11,580 million pesos. The breakdown of the securities transferred is presented below:

	Number of
	Titles	Interest Rate	Fair Value
Petroleos Mexicanos Bonds	33,719,259	1.56% - 5.54%	5,800
United Mexican States Bonds (UMS)	116,916	2.45%	2,402
Federal Mexican Government Development Bonds
(BONDES)	422,239,039	5.44%	3,378
			11,580
Of which:
Peso	455,846,710		7,381
Other currencies	228,504		4,199
			11,580

Note 27.a. includes a breakdown of the valuation adjustments recognized in equity of Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2011 and 2012 and during 2010, 2011 and 2012, the Group has not recognized any impairment in the Available-for-sale – Debt Instruments (see Note 27).

d)	Other information

Note 44.a. contains a breakdown of the residual maturity periods of Available-for-sale – Debt Instruments and the related average interest rates.

10.       Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2011	12/31/2012
Classification:
Financial assets held for trading	10,678	12,466
Available-for-sale financial assets	166	186
Of which:
Others	166	186
Of which:
Before allowance for impairment losses	166	186
Allowance for impairment losses	-	-
	10,844	12,652
Type:
Shares of Mexican companies	10,546	9,761
Shares of foreign companies	298	2,891
	10,844	12,652

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2010	2011	2012
Beginning balance	947	791	166
Transfer to non-current assets held for sale	(1)	-	-
Net additions /(disposals)	5	(227)	6
Valuation adjustments	(160)	13	14
Amounts transferred to consolidated income statement	-	(411)	-
Balance at year – end	791	166	186

Note 27.a. includes a breakdown of the valuation adjustments recognized in equity on Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2011 and 2012 and during 2010, 2011 and 2012, the Group has not recognized any impairment in the Available-for-sale – Equity Instruments.

11.       Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 31):

	12/31/2011		12/31/2012
	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance
Interest rate risk	51,272	51,597	50,408	48,132
Currency risk	31,762	33,799	27,969	28,474
Market price risk	1,179	1,917	831	1,086
Others	279	205	744	435
	84,492	87,518	79,952	78,127

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2011	12/31/2012
Securities loans:
Debt instruments	13,637	6,558
Equity instruments	1,841	295
Short sales:
Debt instruments (*)	22,295	56,121
	37,773	62,974

(*)
These figures include financial liabilities arising from the outright sale offinancial assets acquired under repurchase agreements of 20,432 million pesos and 55,794 million pesos as of December 31, 2011 and December 31, 2012, respectively.

12.       Loans and advances to customers

a)	Breakdown

The breakdown by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2011	12/31/2012
Other financial assets at fair value through profit or loss	6,947	3,205
Loans and receivables	314,628	345,702
Of which:	321,575	348,907
Before allowance for impairment losses	328,822	358,294
Allowance for impairment losses	(7,247)	(9,387)
	321,575	348,907

Note 44.a. contains a breakdown of the remaining maturity of Loans and receivables and of the related average interest rates.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Group's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2011	12/31/2012
By loan type:
Commercial loans	170,748	177,890
Public sector loans	33,378	38,732
Mortgage loans	61,794	69,818
Repurchase agreements	6,947	3,205
Installment loans to individuals-
Revolving consumer credit card loans	27,746	35,481
Non revolving consumer loans	21,827	25,839
Impaired loans	6,382	7,329
	328,822	358,294
By borrower sector:
Public sector	33,378	38,732
Individuals	115,076	136,556
Communications and transportation	10,003	11,121
Construction	30,455	36,273
Manufacturing	49,172	41,892
Services	52,072	79,751
Tourism	6,090	5,529
Other sectors	32,576	8,440
	328,822	358,294
By geographical area:
Mexico	328,822	358,294
	328,822	358,294
By interest rate:
Fixed rate	121,537	140,552
Floating rate	207,285	217,742
	328,822	358,294

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2010	2011	2012
Beginning balance	(10,077)	(7,558)	(7,247)
Impairment losses on financial assets – Loans and
receivables (*)	(7,894)	(6,620)	(10,338)
Of which:
Individually assessed	(1,556)	(1,261)	(1,166)
Collectively assessed	(6,338)	(5,359)	(9,172)
Others	3	13	(12)
Write-off of impaired balances against recorded
allowance for impairment losses	10,410	6,918	8,210
Balance at year-end	(7,558)	(7,247)	(9,387)
Of which:
By method of assessment:
Individually	(2,745)	(2,913)	(2,608)
Collectively	(4,813)	(4,334)	(6,779)
By geographical location of risk:
Mexico	(7,558)	(7,247)	(9,387)
By classification of assets:
Loans and advances to customers	(7,558)	(7,247)	(9,387)

(*)
The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries and legal expenses in the amount of 922 million pesos in 2010, 1,185 million pesos in 2011 and 1,368 million pesos in 2012.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2010	2011	2012
Beginning balance	6,311	5,004	6,382
Net additions	9,103	8,296	9,157
Written-off assets	(10,410)	(6,918)	(8,210)
Balance at year-end	5,004	6,382	7,329

The breakdown at December 31, 2011 is as follows:

	With no
	Past-Due
	Balances or		With Balances Past Due by
	Less than 3
	Months	3 to 6	6 to 9	9 to 12	More than
	Past Due	Months	Months	Months	12 Months	Total
By type of loan:
Commercial, financial and industrial
loans	1,754	372	119	37	327	2,609
Mortgage loans	508	861	473	355	52	2,249
Installment loans to individuals
Of which:
Revolving consumer credit card
loans	514	377	-	-	-	891
Non-revolving consumer loans	136	474	16	6	1	633
	2,912	2,084	608	398	380	6,382

The breakdown at December 31, 2012 is as follows:

	With no
	Past-Due
	Balances or		With Balances Past Due by
	Less than 3
	Months	3 to 6	6 to 9	9 to 12	More than
	Past Due	Months	Months	Months	12 Months	Total
By type of loan:
Commercial, financial and industrial	621	561	165	49	516	1,912
loans
Mortgage loans	674	629	355	315	499	2,472
Installment loans to individuals
Of which:
Revolving consumer credit card	455	1,037	-	-	-	1,492
loans
Non-revolving consumer loans	501	901	38	8	5	1,453
	2,251	3,128	558	372	1,020	7,329

e)	Renegotiated loans

Renegotiated loans includes renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2011 and 2012 is as follows:

	For the Year Ended 12/31/2011				For the Year Ended 12/31/2012
	Performing loans				Performing loans
	Due to				Due to
	Concerns				Concerns
	About Current				About Current
	or Potential	Due to	Impaired		or Potential	Due to	Impaired
	Credit	Other			Credit	Other
	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total
Commercial,
financial and
industrial
loans	13,444	15	148	13,607	9,371	-	483	9,854
Mortgage
loans	11	-	4	15	3	-	5	8
Installment
loans to
individuals	1,352	-	92	1,444	1,137	-	278	1,415
Total	14,807	15	244	15,066	10,511	-	766	11,277
Percentage	98%	0%	2%	100%	93%	0%	7%	100%

Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria is reached as described in Note 2.g.

The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

The Group has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications as follows:

-	Commercial, financial and industrial loans Due to the nature of these portfolios, renegotiations are made on an individual, ad-hoc basis, depending on borrower risk, profile and other factors.

-
Mortgage loans – Renegotiation programs consist mainly of extended payment terms offer to the borrower, as modifications of other contractual terms generally generate high operational costs, such as notary and legal expenses. There are two options in place: (a) borrowers can either defer up to six overdue payments to the last period of the loan term, or (b) reduce up to 12 loan amortization payments of principal by a maximum of 50% of the loan payments, with the overdue principal being deferred and paid at a later date.

-
Installment loans to individuals – The renegotiation programs offered in this portfolio generally a) convert the revolving consumer credit card loans to installment arrangements, or b) depending on customer risk, profile and other factors, lower the applicable interest rate or extend the payment terms by up to 60 months.

f)	Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Group’s maximum exposure to credit risk by class of financial instrument (except for Hedging Derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the notional amounts for off-balance-sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantee is a security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Group’s collaterals or guarantees are contractual and are typically classified as follows:

-
Financial and other collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity or debt securities), collection rights, inventory, equipment and real estate are included in this category:

-	Cash collateral received–Cash collateral requested from Financial and Corporate customers to secure the payments in OTC derivative transactions.

-	Collateralized by securities–Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

-	Collection rights–Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

-	Real estate.

-
Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantee collateral, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third-party guarantee and have initially been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on history of payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

The breakdown is as follows:

		12/31/2011
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
				Cash			Real
	Exposure to			Collateral	Collateralized	Collection	Estate
	Credit Risk	Unsecured	Secured	Received	by Securities	Rights (3)	(2)	Guarantees
Financial assets held for
trading	231,785				1,514
Other financial assets at fair
value through profit or loss	21,589				21,589
Available-for-sale financial
assets	61,416
Loans and receivables:	353,434	211,554	141,880	26,174		66,795	172,531	228,795
Of which:
Loans and advances to credit
institutions	26,325	26, 325
Loans and advances to
customers	321,875	179,995	141,880	26,174		66,795	172,531	228,795
Commercial loans	173,357	101,110	72,247	26,174		44,467	52,490	228,795
Public sector loans	33,378	27,159	6,219			22,328
Mortgage loans	64,043	629	63,414				120,041
Installment loans to
individuals:
Revolving consumer
credit card loans	28,637	28,637
Non-revolving
consumer loans	22,460	22,460
Debt instruments	5,234	5,234
Guarantees and loan
commitments	36,974	36,974
Available lines of credit	96,009	96,009
	801,207	344,537	141,880	26,174	23,103	66,795	172,531	228,795
(1)
Relate to loans and receivables and available lines of credit in the first column (Maximum Exposure to Credit Risk) that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)	Public sector’s collection rights are guaranteed by Mexican government entities.

		12/31/2012
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure			Cash
	to Credit			Collateral	Collateralized	Collection
	Risk	Unsecured	Secured	Received	by Securities	Rights (3)	Real Estate (2)	Guarantees
Financial assets held for
trading	185,784				1,101
Other financial assets at fair
value through profit or
loss	63,168				63,168
Available-for-sale financial
assets	47,332
Loans and receivables:	412,423	244,548	167,875	20,463		60,390	83,201	182,960
Of which:
Loans and advances to
credit institutions	51,871	51,871		18,117
Loans and advances to
customers	355,089	187,214	167,875	2,346		60,390	83,201	182,960
Commercial loans	179,802	90,921	88,881	2,346		34,159	48,698	182,614
Public sector loans	38,732	30,614	8,118			26,231		346
Mortgage loans	72,290	1,414	70,876				34,503
Installment loans to
individuals:
Revolving consumer
credit card loans	36,973	36,973
Non-revolving
consumer loans	27,292	27,292
Debt instruments	5,463	5,463
Guarantees and loan
commitments	50,223	50,223
Available lines of credit	88,929	88,929
	847,859	383,700	167,875	20,463	64,269	60,390	83,201	182,960

(1)
Relate to loans and receivables and available lines of credit in the first column (Maximum Exposure to Credit Risk) that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)	Public sector’s collection rights are guaranteed by Mexican government entities.

The following table shows additional information regarding recoveries of guarantees related to Commercial loans – Middle-market corporations during the years ended December 31, 2011 and 2012:

Year	Commercial Credit Loans - Middle -Market Corporations	Commercial Credit Loans Secured by Guarantees - Middle -Market Corporations	Loans Secured by Guarantees Ratio	Value of Guarantees Initially Denied during the Year	Non Performing Ratio	Total Recoveries to Date	Recovery Ratio

2011	72,704	33,654	46%	435	1.3%	221	51	%(1)
2012	86,505	26,946	31%	513	1.9%	131	26	%(2)

(1)	From 18 to 30 months from default (24 months on average)
(2)	From 6 to 18 months from default (12 months on average)

Credit quality information

For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Group has developed a master rating scale. The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. Internal rating scale and mapping of external ratings are as follows:

Internal Rating		Equivalence with
	Probability of Default	Standard & Poor’s	Moody’s

9.3	0.02%	AAA	Aaa
9.2	0.02%	AA+	Aa1
9.0	0.02%	AA	Aa2
8.5	0.04%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A/A-	A2/A3
7.0	0.14%	A- / BBB+	A3/Baa1
6.5	0.23%	BBB+/BBB	Baa1/Baa2
6.0	0.36%	BBB	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB-	Ba3
3.5	3.71%	B+	B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC	Ca

For commercial loans (SMEs), mortgage loans and installment loans (revolving credit card consumer loans and non-revolving consumer loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the Commission and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence
A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	(Satisfactory)
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2011
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	-	10	2,208	8,441	16,338	30,223	34,778	17,615	17,471	16,423	1,959	1,153	224	15	233	-	18	7,034	154,143
Public sector loans	864	-	-	-	12,105	9	6,327	5,098	3,292	3,154	2,531	-	-	-	-	-	-	-	-	-	33,380
	864	-	-	10	14,313	8,450	22,665	35,321	38,070	20,769	20,002	16,423	1,959	1,153	224	15	233	-	18	7,034	187,523

Financial instruments not recognized on the balance sheet:
Guarantees	5,263	-	4,598	455	869	793	460	650	1,490	875	31	59	-	-	-	-	-	-	-	155	15,698
Loan commitments	105	-	488	90	666	493	3,523	7,018	3,692	1,895	923	1,976	219	109	1	-	6	-	-	-	21,204
	5,368	-	5,086	545	1,535	1,286	3,983	7,668	5,182	2,770	954	2,035	219	109	1	-	6	-	-	155	36,902
	6,232	-	5,086	555	15,848	9,736	26,648	42,989	43,252	23,539	20,956	18,458	2,178	1,262	225	15	239	-	18	7,189	224,425

	12/31/2012
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	74	334	4,104	5,738	20,751	33,589	44,500	12,521	12,865	6,649	2,313	462	29	-	42	-	-	2,565	146,536
Public sector loans	-	-	-	-	23,835	-	17	4,672	2,833	3,909	3,466	-	-	-	-	-	-	-	-	-	38,732
	-	-	74	334	27,939	5,738	20,768	38,261	47,333	16,430	16,331	6,649	2,313	462	29	-	42	-	-	2,565	185,268

Financial instruments not recognized on the balance sheet:
Guarantees	1,167	-	276	827	820	916	955	6,806	3,468	581	62	-	-	-	-	-	-	-	-	-	15,878
Loan commitments	176	-	-	-	13,457	382	4,264	6,227	5,146	1,218	2,062	1,320	2	-	-	-	-	-	-	-	34,254
	1,343	-	276	827	14,277	1,298	5,219	13,033	8,614	1,799	2,124	1,320	2	-	-	-	-	-	-	-	50,132
	1,343	-	350	1,161	42,216	7,036	25,987	51,294	55,947	18,229	18,455	7,969	2,315	462	29	-	42	-	-	2,565	235,400

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2011
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	17,948	9		322	428	47	151	197	37	72	19,211
Mortgage loans	49,685	-	12,635	-	45	960	-	13	23	683	64,044
Revolving consumer credit card loans	3,165	-	7,113	14,555	-	2,475	-	1,206	122	-	28,636
Non-revolving consumer loans	14,336	-	3,772	2,174	-	1,126	-	469	9	575	22,461
	85,134	9	23,520	17,051	473	4,608	151	1,885	191	1,330	134,352

Financial instruments not recognized on the balance sheet:
Available lines of credit	-	-	-	96,009	-	-	-	-	-	-	96,009
Guarantees	-	-	-	-	-	-	-	-	-	7	7
Loan commitments	-	-	-	-	-	-	-	-	-	65	65
	-	-	-	96,009	-	-	-	-	-	72	96,081
	85,134	9	23,520	113,060	473	4,608	151	1,885	191	1,402	230,433
	12/31/2012
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	31,140	174	30	652	618	63	221	295	73	-	33,266
Mortgage loans	63,263	-	6,863	-	-	679	-	54	17	1,414	72,290
Revolving consumer credit card loans	3,688	-	9,201	19,409	-	3,271	-	1,596	136	(328)	36,973
Non-revolving consumer loans	19,047	-	1,348	4,006	-	1,361	-	709	67	754	27,292
	117,138	174	17,442	24,067	618	5,374	221	2,654	293	1,840	169,821

Financial instruments not recognized on the balance sheet:
Available lines of credit	-	-	-	88,929	-	-	-	-	-	-	88,929
Guarantees	-	-	-	-	-	-	-	-	-	5	5
Loan commitments	-	-	-	-	-	-	-	-	-	86	86
	-	-	-	88,929	-	-	-	-	-	91	89,020
	117,138	174	17,442	112,996	618	5,374	221	2,654	293	1,931	258,841

The following is a breakdown of the retail portfolio that is past due but not impaired at December 31, 2011 and 2012, classified by type of loan and by age of the oldest past-due amount:

Portions of the retail portfolio that are neither past due not impaired as of December 31, 2011 are as follows:

		Balances Past Due by
		1 to 30	31 to 60	61 to 90
	Current	Days	Days	Days	Total
By type of loan:
Commercial loans (SMEs)	17,687	482	427	232	18,828
Mortgage loans	55,727	1,384	3,264	1,419	61,794
Installment loans to individuals
Of which:
Revolving consumer credit card loans	26,728	611	407	-	27,746
Non-revolving consumer loans	20,127	1,274	240	186	21,827
	120,269	3,751	4,338	1,837	130,195

Portions of the retail portfolio that are past due but not impaired as of December 31, 2012 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	29,956	1,679	730	349	32,714
Mortgage loans	66,455	1,456	1,374	533	69,818
Installment loans to individuals
Of which:
Revolving consumer credit card loans	33,381	997	379	724	35,481
Non-revolving consumer loans	23,442	1,561	482	354	25,839
	153,234	5,693	2,965	1,960	163,852

13.       Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2011		12/31/2012
	Assets	Liabilities	Assets	Liabilities
Fair value hedges	-	147	1	464
Cash flow hedges	897	2,354	299	1,173
	897	2,501	300	1,637

b)	Quantitative information

Fair value hedges

As of December 31, 2011, the hedging derivative positions are as follows:

	Nominal (Million)	Currency	Hedged Item

Interest Rate Swaps	2,832	Peso	Loans and receivables

As of December 31, 2012, the hedging derivative positions are as follows:

	Nominal
	(Million	Nominal
	Pesos)	(Million)	Currency	Hedged Item
Interest Rate Swaps	2,600	2,600	Peso	Loans and receivables
Interest Rate Swaps	5,295	408	US Dollar	Loans and receivables
Cross-Currency Swaps	2,669	206	US Dollar	Loans and receivables

These hedging derivatives hedge interest rate risk associated with the hedged items.

The fair value hedges carried out by the Group are extended in certain cases up to the year 2023.

For 2010, 2011 and 2012, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is 9 million pesos, (120) million pesos and (111) million pesos, respectively (see Note 38).

For 2010, 2011 and 2012, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is (11) million pesos, 115 million pesos and 88 million pesos, respectively (see Note 38).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2011, the hedging derivative positions are as follows:

	Nominal
	(Million	Nominal
	Pesos)	(Million)	Currency	Hedged Item
Interest Rate Swaps	12,690	12,690	Peso	BPATs and BONDES
Interest Rate Swaps	15,845	15,845	Peso	Central Bank compulsory deposits
Cross-Currency Swaps	17,306	1,241	US Dollar	Loans and receivables
Cross-Currency Swaps	3,266	180	Euro	Loans and receivables
Cross-Currency Swaps	3,869	825	UDIS	UDIBONDS

As of December 31, 2012, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal
	(Million	Nominal
	Pesos)	(Million)	Currency	Hedged Item
Interest Rate Swaps	5,590	5,590	Peso	BPATs and BONDES
Interest Rate Swaps	10,735	10,735	Peso	Central Bank compulsory deposits
Interest Rate Swaps	1,400	1,400	Peso	Unsecured bonds
Cross-Currency Swaps	11,747	905	US Dollar	Loans and receivables
Cross-Currency Swaps	2,074	121	Euro	Loans and receivables
Cross-Currency Swaps	3,630	280	US Dollar	Senior Notes
Cross-Currency Swaps	4,020	825	UDIS	UDIBONDS

These hedging derivatives hedge interest rate risk, foreign currency risk and inflation risk associated with the hedged items.

As of December 31, 2011 and 2012, included in the balance of Valuation adjustments-Cash flow hedges are 393 million pesos and 281 million pesos (see Note 27), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being amortized based on the original term of the forecast transaction. The term of such amortization extends through 2013 and 2014. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated OCI consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2014 for Central Bank compulsory deposits, up to the year 2016 for unsecured bonds, up to the year 2022 for senior notes, up to the year 2023 for the loans and receivables denominated in foreign currencies and up to the year 2013 (BPATs and BONDES) and 2025 (UDIBONDS) for debt securities classified as Available-for-sale financial assets.

The effective part of the cash flow hedges recognized in equity as part of consolidated OCI is adjusted to the lower value in absolute terms of the gain or loss from the derivative instrument and the cumulative change in the fair value of the cash flows from the hedged item. For 2011 and 2012, the amounts of (114) million pesos and (216) million pesos (see Note 38) were recognized in the consolidated income statement under the heading of Gains/(losses) on financial assets and liabilities (net) for the inefficient part of the cash flow hedges.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2010	2011	2012

Valuation adjustments	2,398	996	160
Amounts transferred to profit and loss	(1,478)	(1,312)	(1,359)
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	(1,556)	(1,476)	(1,575)
Cash flow hedges ineffectiveness (Note 38)	29	114	216
Other	49	50	-
	920	(316)	(1,199)

The breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	349	696	722	452	2,219
Cash flows to be paid	268	407	717	697	2,089

Note 44.a. contains a breakdown of the residual maturity periods of hedging derivatives.

14.       Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2011	12/31/2012

Non-current assets held for sale	464	576
Of which:
Foreclosed assets	464	576
	464	576

The total amount of assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

Foreclosed assets

In 2011 and 2012, the Group recognized a gain of 54 million pesos and 135 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations.

To account for the acquired and foreclosed assets, the Group initially records the property at the lesser of the net carrying amount of the loan to which the assets relate or the fair value of the foreclosed asset less the estimated selling costs. If the fair value (less selling costs) is lower than the carrying amount of the loan, the difference is recognized in Impairment losses on other assets (net) in the consolidated income statement for the period. Subsequent to initial recognition, the foreclosed asset is measured at the lower of fair value (less selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from valuations performed by qualified professionals.

As of December 31, 2011 and 2012, the net balance of the Foreclosed assets was comprised as follows:

	2011	2012

Residential use	387	460
Tertiary use (industrial, commercial or offices)	68	80
Agriculture use	9	36
Total	464	576

In 2011 and 2012, none of the sales of these assets were financed by any entity of the Group.

a)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2011	310
Additions	493
Disposals	(269)
Impairment losses	(70)
Balances at December 31, 2011	464
Additions	332
Disposals	(186)
Impairment losses	(34)
Balances at December 31, 2012	576

15.      Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2011	8,460
Additions (*)	765
Disposals	(304)
Balances at December 31, 2011	8,921
Additions	674
Disposals	(2,161)
Balances at December 31, 2012	7,434

Accumulated depreciation:
Balances at January 1, 2011	(2,972)
Additions	(617)
Disposals	275
Balances at December 31, 2011	(3,314)
Additions	(628)
Disposals	621
Balances at December 31, 2012	(3,321)

Balances at December 31, 2011	5,607
Balances at December 31, 2012	4,113
(*) These additions include the net additions of 12 million pesos of Tangible assets originated from the acquisition of GE México (Note 4).

In the second quarter of 2012, the Group entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years. This sale was completed in May 2012 for the amount of 3,334 million pesos, which resulted in the recognition of net gains in the amount of 1,730 million pesos (see Note 43), included in Gains/(losses) on disposal of assets not classified as non-current assets held for sale.

The lease contract, which is accounted for as an operating lease, is noncancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the Mexican National Consumer Price Index and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are registered as Other general administrative expenses in the consolidated income statement.

As of December 31, 2012, the future minimum lease payments required under the Group’s operating lease, explained above, are as follows:

	12/31/2012
Operating Lease Due	Fibra Uno	Others	Total

2013	253	157	410
2014	253	122	375
2015	253	322	575
2016	266	420	686
2017	276	657	933
2018 and thereafter	3,952	1,153	5,105
Total commitments for minimum payments under operating lease	5,253	2,831	8,084

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	6,770	(2,473)	-	4,297
IT equipment and fixtures	582	(337)	-	245
Furniture and vehicles	1,087	(504)	-	583
Others	482	-	-	482
Balances at December 31, 2011	8,921	(3,314)	-	5,607

Buildings	4,995	(2,225)	-	2,770
IT equipment and fixtures	695	(479)	-	216
Furniture and vehicles	1,179	(617)	-	562
Others	565	-	-	565
Balances at December 31, 2012	7,434	(3,321)	-	4,113

16.       Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the acquired companies giving rise thereto is as follows:

	12/31/2011	12/31/2012

GE México (Note 4)	1,588	1,588
	1,588	1,588

b)	Changes

The changes in Goodwill were as follows:

	12/31/2011	12/31/2012

Beginning balance	-	1,588
Additions (Note 4)	1,588	-
Balance at year-end	1,588	1,588

c)	Impairment test

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the businesses are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

-	is the lowest level at which the entity manages goodwill internally; and

-	is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where indicators of impairment are noted by management.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Group estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. No impairment of goodwill attributable to the minority interests may be recognized.

Impairment losses on goodwill are recognized under the heading Impairment losses on other assets (net)-Goodwill and other intangible assets in the accompanying consolidated income statements.

The main assumptions used in the calculation of the impairment are as follows:

Hypotheses
Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows (1)	5 years
Perpetual cash flow	(2)
Discount rate (6)	9.5%
Of which:
Cost of Equity(3)	14.9%
Cost of Debt (4)	7.28%
Equity Structure (5)	29% Equity / 71% Debt

(1)
The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-5, where:

▪ D = Last estimated cash flow (2017), ▪ g = Perpetual growth (0%), and ▪ i = Discount rate (9.5%).

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr) where:

▪ Rf = Risk free rate (Average of the Sovereign Mexican Bond – 10 years –) (6.32%), ▪ β = Beta (1.07), and ▪ Pr = Premium Risk (8.05%).

(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Group.

(5)
The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's management in 2012, the Group has not recognized any impairment losses on Goodwill.

17.       Intangible assets-Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible
Assets with
Finite
Useful Life
Cost:
Balances at January 1, 2011	2,962
Additions	869
Disposals	(245)
Balances at December 31, 2011	3,586
Additions	1,108
Disposals	(56)
Balances at December 31, 2012	4,638
Accumulated amortization and
impairment:
Balances at January 1, 2011	(1,083)
Additions	(844)
Disposals	245
Impairment	(30)
Balances at December 31, 2011	(1,712)
Additions	(922)
Disposals	56
Balances at December 31, 2012	(2,578)
Balances at December 31, 2011	1,874
Balances at December 31, 2012	2,060

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount

Information technology developments	3 years	3,494	(1,620)	-	1,874
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2011		3,586	(1,655)	(57)	1,874

Information technology developments	3 years	4,546	(2,486)	-	2,060
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2012		4,638	(2,521)	(57)	2,060

18.       Other assets

The breakdown of Other assets is as follows:

	12/31/2011	12/31/2012
Credit card operating balances	349	1,043
Insurance commission receivables	497	623
Prepayments	662	731
Bank branches operating balances	148	81
Net pension plan assets	53	54
Indemnification asset	1,098	998
Other	1,619	2,712
	4,426	6,242

19.       Deposits from credit institutions

The breakdown by classification, type and currency of Deposits from credit institutions is as follows:

	12/31/2011	12/31/2012
Classification:
Other financial liabilities at fair value
through profit or loss	45,707	19,603
Financial liabilities at amortized cost	29,486	23,334
	75,193	42,937
Type:
Reciprocal accounts	14,009	1,475
Time deposits	8,006	9,578
Overnight deposits	2,371	8,168
Reverse repurchase agreements	45,707	19,603
Other accounts	5,043	4,064
Accrued interest	57	49
	75,193	42,937
Currency:
Peso	62,736	26,220
US Dollar	12,456	16,717
Other currencies	1	-
	75,193	42,937
Note 44.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities classified as Deposits from credit institutions.

20.       Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2011	12/31/2012

Classification:
Other financial liabilities at fair value through profit or loss	72,562	51,589
Financial liabilities at amortized cost	316,086	354,508
	388,648	406,097
Type:
Reverse repurchase agreements	72,562	51,589
Demand deposits:
Current accounts	177,986	210,837
Savings accounts	24	24
Other deposits	9,122	11,965
Of which:
Collateral received for OTC transactions (Note 31)	3,342	5,725
Others	5,780	6,240
Time deposits:
Fixed-term deposits	128,695	131,476
Accrued interest	259	206
	388,648	406,097
Currency:
Peso	360,652	378,381
US Dollar	27,985	27,712
Other currencies	11	4
	388,648	406,097

Note 44.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 44.c. contains the fair value amounts of these liabilities classified as Customer deposits.

21.       Marketable debt securities

a)	Breakdown

The breakdown by classification and type of issue of Marketable debt securities is as follows:

	12/31/2011	12/31/2012
Classification:
Financial liabilities at amortized cost	23,894	54,703
	23,894	54,703
Type:
Senior notes	-	12,756
Structured bank bonds	1,329	1,730
Promissory notes	2,232	19,907
Unsecured bonds	20,333	20,310
	23,894	54,703

Note 44.a. contains a breakdown of the remaining maturities of Marketable debt securities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2011	2012
Beginning balance	12,005	23,894
Issues	3,151,854	1,571,842
Of which:
Senior notes	-	12,890
Structured bank bonds	5,403	10,271
Promissory notes	3,131,221	1,548,681
Unsecured bonds	15,230	-
Of which:
Banco Santander (México), S.A.	3,151,854	1,571,842
Redemptions	(3,140,072)	(1,540,896)
Of which:
Senior notes	-	(211)
Structured bank bonds	(5,266)	(9,678)
Promissory notes	(3,134,764)	(1,531,001)
Unsecured bonds	(42)	(6)
Of which:
Banco Santander (México), S.A.	(3,140,072)	(1,540,896)
Accrued interest	107	(137)
Balance at year-end	23,894	54,703

c)	Other disclosures

Issuance program

On April 19, 2007, the Board of Directors authorized an issuance program for up to USD 4,000,000,000.

In December 2007, the Commission authorized the issuance of 42,000 million pesos of different types of instruments denominated in pesos, UDIS, euros or U.S. dollars up to 30 years (the General Program). In October 2010, the Board of Directors renewed this authorization.

In January 2011, the General Program was not updated and therefore was canceled. However, the Group currently has issues outstanding, and accordingly, the Commission authorized a new 10-year program for the issuance of 20,000 million pesos in unsecured bonds and a program for the issuance of 10,000 million pesos in structured bank bonds.

As of December 31, 2011, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	07/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	105	06/25/2013	1%
Structured bank bonds	28	01/05/2012	6%
Structured bank bonds	70	01/26/2012	3%
	1,230
Accrued interest	99
	1,329

Promissory notes	39	01/02/2012	4.50%
Promissory notes	11	01/03/2012	4.50%
Promissory notes	2	01/04/2012	4.49%
Promissory notes	5	01/12/2012	4.50%
Promissory notes	8	01/19/2012	4.57%
Promissory notes	1	01/25/2012	4.50%
Promissory notes	47	01/27/2012	4.50%
Promissory notes	135	01/12/2012	4.40%
Promissory notes	1,777	02/17/2012	4.85%
Promissory notes	130	04/03/2012	4.45%
	2,155
Accrued interest	77
	2,232

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
	20,471
Redemptions	(217)
Accrued interest	79
	20,333

As of December 31, 2012, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	06/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	200	05/05/2014	TIIE
Structured bank bonds	57	05/17/2013	TIIE
Structured bank bonds	131	08/26/2015	TIIE
Structured bank bonds	30	12/20/2013	TIIE
Structured bank bonds	13	12/20/2013	TIIE
Structured bank bonds	20	10/15/2015	IBEX 35
Structured bank bonds	20	05/14/2013	IPC and BOVESPA
Structured bank bonds	15	11/28/2014	TIIE
Structured bank bonds	13	01/09/2013	TIIE
Structured bank bonds	11	02/28/2013	1%
	1,537
Accrued interest	193
	1,730

Senior notes	12,679	11/09/2022	4.125%
Accrued interest	77
	12,756

Promissory notes	48	01/08/2013	4.50%
Promissory notes	1	01/10/2013	4.45%
Promissory notes	300	01/02/2013	4.50%
Promissory notes	800	01/02/2013	4.55%
Promissory notes	13,000	01/04/2013	4.56%
Promissory notes	5,000	01/15/2013	4.57%
Promissory notes	47	01/07/2013	4.45%
Promissory notes	637	02/28/2013	4.57%
	19,833
Accrued interest	74
	19,907

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	14	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	4	07/15/2013	Guaranteed rate subject to IPC yield
	20,248
Accrued interest	62
	20,310

22.       Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2011	12/31/2012

Trade payables	814	1,119
Dividend payable	11,350	-
Collection accounts:
Tax payables	762	1,014
Unsettled financial transactions	7,960	22,697
Other financial liabilities	1,421	1,743
	22,307	26,573

The breakdown of unsettled financial transactions is as follows:

	12/31/2011	12/31/2012

Unsettled financial transactions Of which:
M and M0 Mexican Government Bonds	6,755	1,994
Federal Treasury Securities (CETES)	567	20,142
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	615	433
Mexican Bank Saving Protection Bonds (BPATs)	-	-
Equity instruments	21	118
Other financial instruments	2	10
	7,960	22,697

The breakdown of Other financial liabilities is as follows:

	12/31/2011	12/31/2012

Retentions related to loans (*)	840	1,281
IPAB contingency	258	199
Other payable account	323	263
	1,421	1,743

(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2011 and 2012, the Group was the defendant in various legal proceedings and claims brought against it by clients as a result of the Group’s acquisition of Grupo Financiero Serfin, S.A. and Subsidiaries (hereinafter, “Grupo Financiero Serfin”) in May 23, 2000 from the Mexican Bank Savings Protection Institute (hereinafter, “IPAB”) (see Note 40). Later, in 2006, Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

At the time of the acquisition, Grupo Financiero Serfin faced certain legal proceedings and claims brought by third parties and was taken over by the IPAB. The IPAB agreed to indemnify the Group, thereby, releasing the Group from liabilities exceeding the fixed amount of 637 million pesos, arising from legal, tax and labor contingencies arising from the operations of Grupo Financiero Serfin through the date of the acquisition. In connection with this arrangement, Grupo Financiero Serfin recognized the fixed liability of 637 million pesos, which accrues interest at the CETES 28 days (Federal Treasury Securities) rate.

As of December 31, 2011 and 2012, the remaining balance of the IPAB liability and related accrued interest is 258 million pesos and 199 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

23.       Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2011	12/31/2012
Provisions for pensions and similar obligations	1,795	1,769
Provisions for tax and legal matters	1,409	1,435
Provisions for off-balance-sheet risk	2,513	1,164
Other provisions	434	506
Provisions	6,151	4,874

b)	Changes

The changes in Provisions were as follows:

	2010					2011					2012
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total

Balances at beginning of year	1,856	1,646	5,048	371	8,921	1,852	1,474	4,869	485	8,680	1,795	1,409	2,513	434	6,151
Additions charged (credited) to net income:
Interest expense and similar charges	154	-	-	-	154	183	-	-	-	183	224	-	-	-	224
Personnel expenses – Defined Benefit Plan (Note 41)	150	-	-	-	150	182	-	-	-	182	154	-	-	-	154
Personnel expenses – Defined Contribution Plan (Note 41)	192	-	-	-	192	143	-	-	-	143	141	-	-	-	141
Actuarial (gains)/losses recognized in the year	59	-	-	-	59	85	-	-	-	85	96	-	-	-	96
Period provisions	-	412	(177)	268	503	-	219	(2,356)	162	(1,975)	-	273	(1,349)	331	(745)
Contributions from the employer	(212)	-	-	-	(212)	(328)	-	-	-	(328)	(396)	-	-	-	(396)
Payments to pensioners and pre-retirees with a charge to internal provisions
	(163)	-	-	-	(163)	(193)	-	-	-	(193)	(112)	-	-	-	(112)
Other payments (*)	-	(585)	-	(132)	(717)	-	(314)	-	(165)	(479)		(247)		(259)	(506)
Payments to Defined Contribution Plan	(184)	-	-	-	(184)	(128)	-	-	-	(128)	(133)	-	-	-	(133)
Transfers and other changes	-	1	(2)	(22)	(23)	(1)	30	-	(48)	(19)	-	-	-	-	-
Balances at end of year	1,852	1,474	4,869	485	8,680	1,795	1,409	2,513	434	6,151	1,769	1,435	1,164	506	4,874

(*)
Included in these amounts are payments made by the Group to the Tax Administration Service of 48 million pesos in 2011 and 37 million pesos in 2012 due to the fact that  the Group was not withholding income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Under Mexican Labor Law, the Group is liable for severance payments and seniority premiums payable to employees terminated under certain circumstances. In addition, the Group offers a defined benefit pension plan and other post-retirement benefits derived from the collective bargaining agreement.

During the year, the Group estimates and records the net periodic cost to create a fund that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Group’s employees calculated based on the projected unit credit method.

Based on benefits stipulated in the current collective bargaining agreement, and individual employment contracts, the Group has a liability for postretirement benefits that requires the full payment of certain medical expenses of such employees and their family members upon retirement.

Provisions for defined benefit post-employment plans amounted to 1,780 million pesos and 1,746 million pesos as of December 31, 2011 and 2012, respectively.

The investment fund of the defined benefit post-employment plan was 3,917 million pesos and 4,531 million pesos as of December 31, 2011 and 2012, respectively.

The Group has also a defined contribution pension plan, whereby the Group agrees to pay pre-established cash amounts to a given investment fund, in which the employee’s benefits consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contributed pension plan.

The Group recognized as personnel expenses in the consolidated income statement the amounts of 192 million pesos, 143 million pesos and 141 million pesos in 2010, 2011 and 2012, respectively (see Note 41), related to the defined contribution pension plan.

Prior to January 1, 2006, the Group offered a defined benefit medical expenses plan to all eligible employees (and their families) that upon retirement provided for the payment of 100% of medical expenses due to illness or accidents. Under this medical expenses plan, the Group accrues the estimated medical expenses based upon actuarial calculations during the period of employment up to the date of retirement.

Beginning on January 1, 2006, the Group introduced a new defined contribution medical expenses plan referred to as the Retirement Medical Coverage Plan. All individuals employed after January 1, 2006 were automatically enrolled in the Retirement Medical Coverage Plan. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or transfer to the Retirement Medical Coverage Plan. Under the Retirement Medical Coverage Plan, the Group pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of December 31, 2011 and 2012, approximately 2.88% and 2.44% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the remainders of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2011 and 2012, approximately 73.92% and 77.40% of the Group’s employees enrolled in the defined contribution pension plan have been included in the new Retirement Medical Coverage plan.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2011	12/31/2012
Provisions for post-employment plans
Of which: defined benefit pension plan	1,780	1,746
Provisions for defined contribution pension plan	15	23
Provisions for pensions and similar obligations	1,795	1,769

For the following disclosures, we have aggregated the liabilities related to the defined benefit pension plan.

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2011	12/31/2012
Annual discount rate	8.75%	7.25%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	8.5%	7.25%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2011	12/31/2012

Present value of the obligations:
To current employees	424	494
Vested obligations to retired employees	1,538	1,797
Other	4,457	5,197
	6,419	7,488
Less:
Fair value of plan assets	3,721	4,322
Unrecognized actuarial (gains)/losses	918	1,420
	4,639	5,742
Provisions – Provisions for pensions	1,780	1,746
Of which:
Internal provisions for pensions	1,780	1,746

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2010	2011	2012
Current service cost (Note 41)	150	182	154
Interest cost	475	511	536
Expected return on plan assets	(321)	(328)	(312)
Extraordinary items:
Actuarial (gains)/losses recognized in the year	59	85	96
	363	450	474

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit
	Pension Plans
	2011	2012
Present value of the obligations at beginning of year	5,918	6,419
Current service cost (Note 41)	182	154
Interest cost	511	536
Benefits paid	(520)	(446)
Actuarial (gains)/losses	338	842
Other	(10)	(17)
Present value of the obligations at end of year	6,419	7,488

An increase of one percent in the assumed medical cost trend rate for each year would have resulted in an additional accumulated defined benefit obligation of 4,277 million pesos and 3,894 million pesos as of December 31, 2011 and 2012, respectively, and an increase of 444 million pesos and 432 million pesos in the charge for the year, respectively. A decrease of one percent in the medical cost trend rate for each year would have resulted in lower defined benefit obligations of 3,409 million pesos and 3,141 million pesos as of December 31, 2011 and 2012, respectively, and an decrease of 349 million pesos and 344 million pesos in the charge for the year, respectively.

The changes in the fair value of plan assets were as follows:

	Defined Benefit
	Pension Plan
	2011	2012
Fair value of plan assets at beginning of year	3,674	3,721
Actual return on plan assets	68	553
Contributions from the employer	328	396
Benefits paid	(330)	(334)
Other	(19)	(14)
Fair value of plan assets at end of year	3,721	4,322

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit
	Pension Plan
	12/31/2011	12/31/2012
Equity instruments	26%	12%
Debt instruments	74%	88%

In 2013, the Group expects to make contributions to fund its defined benefit pension obligations for amounts similar to those made in 2012.

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Benefit
Payments
2013	507
2014	513
2015	510
2016	508
2017 to 2021	2,960
Total estimated benefits payable	4,998

d)	Other disclosures

In July 2001, the Group entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal Mexico Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”). Such agreement establishes that with the payment of the single premium by the Group, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheets, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under the heading of Provisions-Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under the heading of Provisions-Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2011 and 2012, such liability was 1,001 and 1,052 million pesos, respectively. For presentation purposes is eliminated against the equivalent balance under without any impact in the consolidated balance sheet.

e)	Provisions for tax and legal matters

i. Tax-related proceedings

The Group is a party to various tax claims for which it has recorded total provisions of 193 million pesos and 175 million pesos as of December 31, 2011 and 2012, respectively. The main tax-related proceedings concerning the Group were as follows:

▪
On April 16, 2007, the Group initiated a proceeding to reverse a ruling handed down by the TaxAdministration Service which, among other items, held the Company liable for deficiency income tax, inflation adjustments, surcharges and fines amounting to 114 million pesos related to the 2003 tax year.

This proceeding was sent to the Seventh Regional Metropolitan Court of the Federal Tax Court for study and the respective ruling. On August 21, 2007, the Tax Court notified the admission of this lawsuit, together with the requirement that the Group submit certain evidence, which has since been filed.

On August 14, 2008, a court ruling was notified to the Group mentioned that the Tax Administration Service filed a constitutional appeal against the admission decree.

On August 20, 2008, the response to constitutional appeal by the Tax Administration Service was filed.

On March 12, 2009, the Group was notified of the interlocutory judgment declaring that the constitutional appeal filed by Tax Administration Services was unfounded.

On March 19, 2009, the Group’s expert appeared to accept his designation in this trial and filed his report on April 15 of that year.

The Tax Administration Service’s expert witness submitted his report to the Tax Court.

As the Tax Court’s analysis of the reports submitted by the expert witnesses of the Group and the Tax Administration Service revealed a significant discrepancy, it then appointed a third expert witness.

The court-appointed expert witness has yet to submit his report to allow the Tax Court to establish a legal deadline for the parties to submit their closing arguments.

The total amount of payments made by the Group arising from this tax proceeding in 2010, 2011 and 2012 is not material with respect to these consolidated financial statements.

ii.  Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service have reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 48 million pesos in 2011 and 37 million pesos in 2012.

iii. Non-tax-related proceedings

As of December 31, 2011 and 2012, as a result of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2011 and 2012, the Group has recorded provisions for the amounts of 1,198 million pesos and 1,179 million pesos, respectively, and based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Group arising from litigation in 2010, 2011 and 2012 is not material with respect to these consolidated financial statements.

During 2011 and 2012, the amount paid by the Group to external lawyers was 151 million pesos and 136 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2011	12/31/2012
Available lines of credit	2,432	1,064
Guarantees and loan commitments of
commercial and public sector loans	81	100
	2,513	1,164

24.       Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2011	12/31/2012
Sundry creditors	2,406	2,067
Cash balances undrawn	2,937	7,600
Accrued personnel obligations	1,160	1,353
Other obligations	959	1,534
Credit card operation balances	404	1,028
	7,866	13,582

25.       Tax matters

a)	Income Tax expense

The components of income tax expense for 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Current tax expense:
Tax expense (benefit) for current year	2,083	4,268	5,855
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage of
tax carryforward benefits	2,366	545	(1,956)
Total Income Tax expense	4,449	4,813	3,899

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2010	2011	2012
Consolidated profit before tax
Of which:
Continuing operations	16,156	18,324	21,314
Discontinued operations (Note 32)	704	6,086	-
Income tax at 30%
Of which:
Continuing operations	4,847	5,497	6,394
Discontinued operations- amount transferred to discontinued
operations (Note 32)	211	1,826	-
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(725)	(652)	(1,086)
Due to effect of property, plant and equipment	(10)	(141)	(58)
Due to effect of tax audit settlements (*)	-	-	(1,097)
Due to effect of non-deductible expenses, non-taxable income
and others	337	109	(254)
Income Tax	4,449	4,813	3,899
Effective tax rate	27.54%	26.27%	18.29%
Current tax liability	75	812	687
Income tax	4,449	4,813	3,899
Of which:
Current tax	2,083	4,268	5,855
Deferred taxes	2,366	545	(1,956)

(*)
The Group amended its 2009 to 2011 tax returns to recognize additional deductions arising mainly from inflationary benefits that it has concluded are permissible based on the results of favorable decisions issued by the tax courts in 2012 and the resolution of certain matters in connection with the closure of tax audits carried out on the Group’s 2007 and 2008 federal tax filings, which also occurred during 2012.

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in equity:

	2010	2011	2012
Net tax credited/(charged) to equity:
Measurement of Available-for-sale – Debt instruments	(226)	32	(96)
Measurement of Available-for-sale – Equity instruments	48	120	(4)
Measurement of Financial Derivatives (Cash flow hedges)	(276)	95	360
	(454)	247	260

d)	Deferred taxes

Major components of the Group’s gross deferred income tax assets and liabilities are as follows:

	12/31/2011	12/31/2012
Total deferred tax assets prior to offsetting	14,291	15,988
Of which:
Property, plant and equipment and deferred charges	1,292	1,638
Provisions	1,514	1,335
Impairment losses on loans	9,366	9,959
Unrealized losses on financial instruments	328	318
Net operating losses carryforward	97	1
Capital losses carryforward	774	1,917
Labor provisions	374	344
Fees and interest collected in advance	546	476
Total deferred tax liabilities prior to offsetting	(3,099)	(2,477)
Of which:
Unrealized gains on financial instruments	(2,077)	(2,318)
Exchange rate derivatives	(466)	67
Prepayments	(131)	(152)
Labor provisions	(4)	(4)
Other	(421)	(70)

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2011	12/31/2012
Presented as deferred tax assets (*)	11,246	13,582
Presented as deferred tax liabilities	(54)	(71)
Net	11,192	13,511

(*) This amount also represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are recognized directly in equity and (2) the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

	12/31/2010	(Charge)/ Credit to Income	(Charge)/ Credit to Other Comprehensive Income	Increase to Goodwill (Generated as a Result of GE México Acquisition)	Other Movements	12/31/2011

Deferred tax assets	16,050	(1,759)	-	710	-	14,291
Deferred tax liabilities	(5,279)	1,214	247	-	9	(3,099)
	10,771	(545)	247	710	9	11,192

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	12/31/2011	Income	Income	Movements	12/31/2012

Deferred tax assets	14,291	1,697	-	-	15,988
Deferred tax liabilities	(3,099)	259	260	103	(2,477)
	11,192	1,956	260	103	13,511

As of December 31, 2011 and 2012, no deferred tax assets were recognized for the following items:

	12/31/2011	12/31/2012
IETU loss carryforwards expiring after subsequent period	567	523
IETU losses tax credits	567	523

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law and refer to IETU losses tax credit carryforwards.

The Group did not include the benefit of tax credit for IETU losses tax credit carryforwards, which cannot be used to reduce future ISR income. As the Group believes that ISR liabilities will be higher than IETU liabilities for the foreseeable future, the future realization of the IETU benefit carryforwards is not deemed to be probable.

26.       Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Group, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity-Non-controlling interests is as follows:

	12/31/2011	12/31/2012
Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	7	8
Almacenadora Somex, S.A., de C.V.	4	-
	11	8
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	1	1

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2011	2012
Beginning balance	10	11
Profit for the year attributable to non-
controlling interests	1	1
Other movements	-	(4)
Balance at year-end	11	8

The foregoing changes are shown in the consolidated statement of changes in equity.

27.       Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of comprehensive income.

Other comprehensive income includes the following:

a)	Unrealized gains and losses on available-for-sale financial assets

The breakdown by type of instrument of Valuation adjustments-Available-for-sale financial assets at December 31, 2011 and 2012 is as follows:

		12/31/2011				12/31/2012
			Net				Net
			Revaluation				Revaluation
	Revaluation	Revaluation	Gains/	Fair	Revaluation	Revaluation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value
Debt instruments	128	(240)	(112)	61,416	624	(375)	249	47,332
Equity instruments	17	(4)	13	166	18	(4)	14	186

At the end of each year, the Group makes an assessment of whether any of the Available-for-sale securities (debt and equity instruments) are impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default on a credit agreement or material change in the financial position of the issuer, the trend in both net income and the dividend pay- out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather, is a consequence of uncertainties about the overall economy of the country in which the issuer is domiciled and conducts operations, independent analyst reports and forecasts and other independent market data. The Group also analyzes, on a security-by-security basis, the effect on the recoverable amount of each security of the significance and length of the decline in the fair value below cost.

If after completing the abovementioned analysis the Group considers that the presence of one or several of these factors could impact the recoverable amount, an impairment loss is recognized in the consolidated income statement. Additionally, in all circumstances, if the Group does not have the intent and ability to retain an investment in a debt or equity instrument for a period of time sufficient to allow for the anticipated recovery of its costs, the instrument is written down to fair value.

A summary of changes in the cumulative valuation adjustments recorded to available-for-sale securities is as follows:

	Debt	Equity
	Instruments	Instruments	Total
Balance at January 1, 2010	(31)	412	381
Valuation adjustments	1,622	(160)	1,462
Amounts transferred to earnings	(869)	-	(869)
Income taxes	(226)	48	(178)
Balance at December 31, 2010	496	300	796
Valuation adjustments	(112)	13	(99)
Amounts transferred to earnings	4	(411)	(407)
Income taxes	33	119	152
Balance at December 31, 2011	421	21	442
Valuation adjustments	249	14	263
Amounts transferred to earnings	68	-	68
Income taxes	(95)	(5)	(100)
Balance at December 31, 2012	643	30	673

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect profit and loss (see Note 13). A reconciliation of the accumulated gain on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2011	2012
Accumulated gain/(loss) on cash flow hedges	537	(190)
Accumulated gain related to discontinued cash flow hedges	393	281
(Note 13)
Balance at December 31	930	91

28.       Shareholders’ equity

a)	Share capital

As of December 31, 2011 and 2012, share capital, at par value, was as follows:

			Total Par Value
	Number of Shares		(Millions of Pesos)
	12/31/2011	12/31/2012	12/31/2011	12/31/2012
Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	6,578	6,578
Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	5,982	5,982
	6,786,394,913	6,786,394,913	25,658	25,658

Series “F” share capital may only be directly or indirectly owned by a foreign financial institution, as defined by the Mexican Financial Groups Law (hereinafter, “LRAF”). Series “B” share capital, may be owned by freely subscribed and are subject to the provisions of Article 18 of the LRAF.

At all times, Series “F” share capital shall represent at least 51% of share capital and Series “B” share capital can represent up to 49% of the share capital.

Foreign governments may not own under any circumstances any share capital of the Group. Similarly, Mexican financial entities, including those that form part of the Group are also prohibited from acquiring share capital in the Group, except when they act as institutional investors, pursuant to Article 19 of the LRAF.

b)	Share premium

Share premium includes the amount paid up by the Group's shareholders in capital issues in excess of the par value.

The Mexican General Law of Corporations expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

c)	Accumulated reserves

c.1) Legal reserve

The Group and its subsidiaries, except the Bank, are subject to the legal reserve provision whereby at least 5% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 20% of paid-in share capital. With regard to the Bank, the legal reserve provision requires the creation of a legal reserve equal to 10% of net profits until reaching 100% of paid-in share capital. The reserve fund cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of December 31, 2011 and 2012, the Group and its subsidiaries are in compliance with the maximum percentage of legal reserve required.

c.2) Retained earnings

This includes the accumulated profit not distributed to shareholders.

c.3) Treasury shares

The balance of treasury shares includes the amount paid for the purchase by the Group of its own shares. As of December 31, 2012, the Group holds 13,401,600 treasury shares.

c.5) Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits not previously subject to income tax. Accordingly, the Group must keep track of profits subject to each rate and maintain such accumulated profits in a statutory tax retained earnings account.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax basis.

The shareholders approved the following resolution during its Ordinary General Meeting on May 13, 2011:

-	The amount of 2,500 million pesos was allocated from the retained earnings for the payment of dividends. The amount of 2,500 million pesos was paid to shareholders on March 3, 2012.

During the Ordinary General Meeting on December 16, 2011, the following resolution was adopted:

-	The amount of 8,850 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 8,850 million pesos was paid to shareholders on March 3, 2012.

During the Ordinary General Meeting of shareholders on May 14, 2012, the following resolution was adopted:

-	The amount of 3,000 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 3,000 million pesos was paid to shareholders on September 13, 2012.

During the Ordinary General Meeting of August 13, 2012, was adopted the following resolution:

-	The amount of 4,300 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 4,300 million pesos was paid to shareholders on September 13, 2012.

The aforementioned dividend paid to shareholders was not taken from the Net tax retained earnings account.

d)	Other information

On September 25, 2012, the Group completed the global public offering of 1,689,543,408 Series B shares, representing 24.90% of its share capital. The offering shares were priced at 31.25 pesos per unit or USD12.1849 per American Depositary Share (ADS) and are traded on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE) as of September 26, 2012. The conversion ratio is five Series B shares for each ADS. Of the total shares sold, 81% were placed in the USA and the remaining 19% in Mexico.

29.       Minimum capital requirements

According to the rules established by the Commission, financial institutions are required to maintain a minimum regulatory capital that reflects the risk that they take from their operations.

The minimum capital requirements calculated using the Mexican Banking GAAP for the Bank is as follows:

	12/31/2011	12/31/2012
Computable capital:	73,144	76,197
Core capital	91,667	95,966
Supplementary capital	1,469	1,579
Deductible items	(19,992)	(21,348)
Capital requirements:	39,472	41,246
Market risk	14,376	11,657
Credit risk	21,387	25,621
Operational risk	3,709	3,968

Excess of capital requirements	33,672	34,951
Risk-weighted assets	493,405	515,583

As of December 31, 2011 and 2012, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the Commission:

	12/31/2011	12/31/2012

Net Capital / Required Capital	1.85	1.85
Minimum capital requirements	Not applicable	Not applicable

Basic Capital / Assets subject to Credit, Market and Operating Risk	14.53%	14.47%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit Risk	27.36%	23.79%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	14.82%	14.78%

Minimum capital requirements	8%	8%

30.       Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Group, although they may not impinge on their net assets, including contingent commitments.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2011	12/31/2012
Available lines of credit	96,009	88,929
Guarantees and loan commitments of commercial and public
sector loans	36,902	50,132
Guarantees and loan commitments of commercial loans
(SMEs)	72	91
Total	132,983	139,152

31.       Derivatives-Notional amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and notional amount of trading derivative assets as of December 31, 2011 and 2012 is as follows:

	12/31/2011		12/31/2012
Trading	Nominal	Asset	Nominal	Asset

Futures:
Foreign Currency Futures	1,586	48	389	9
Interest Rate Futures	6,149	310	200	4
Market Index Futures	3,789	64	5,925	43

Forwards:
Foreign Currency Forwards	64,984	4,245	87,946	1,457
Foreign Exchange Spot	-	33	22,911	50
Interest Rate Forwards	1,600	35	5,000	4
Equity Forwards	4,848	117	5,497	90

Options:
Foreign Currency Options	23,794	255	7,982	130
Interest Rate Options	118,874	1,864	190,123	1,892
Market Index Options	11,169	998	6,819	698
Equity Options	10,465	279	5,521	745

Swaps:
Interest Rate Swaps	1,411,802	49,063	1,406,602	48,507
Cross-Currency Swaps	256,319	27,181	295,667	26,323
	1,915,379	84,492	2,040,582	79,952

As of December 31, 2011 and 2012, 84,336 million pesos and 79,891 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and notional amount of hedging derivative assets as of December 31, 2011 and 2012 is as follows:

	12/31/2011		12/31/2012
Hedging	Nominal	Asset	Nominal	Asset

Cash flow:
Interest Rate Swaps	28,535	842	17,725	244
Cross-Currency Swaps	3,869	55	3,990	55

Fair value:
Cross-Currency Swaps	-	-	112	1
	32,404	897	21,827	300
TOTAL ASSETS	1,947,783	85,389	2,062,409	80,252

The breakdown of the fair value and notional amount of trading derivative liabilities as of December 31, 2011 and 2012 is as follows:

	12/31/2011		12/31/2012
Trading	Nominal	Liability	Nominal	Liability

Futures:
Foreign Currency Futures	373	16	741	5
Interest Rate Futures	1,945,481	3,894	517,029	1,386
Market Index Futures	4,645	111	3,906	36

Forwards:
Foreign Currency Forwards	98,406	5,714	83,841	1,279
Foreign Exchange Spot	-	41	27,582	53
Interest Rate Forwards	1,740	35	-	-
Equity Forwards	8,210	224	5,331	158

Options:
Foreign Currency Options	26,030	380	7,868	145
Interest Rate Options	196,400	4,013	233,099	3,284
Market Index Options	99,806	1,583	4,708	892
Equity Options	7,219	205	4,340	435

Swaps:
Interest Rate Swaps	1,376,177	43,655	1,524,625	43,462
Cross-Currency Swaps	237,631	27,647	334,378	26,992
	4,002,118	87,518	2,747,448	78,127

As of December 31, 2011 and 2012, 86,929 million pesos and 77,607 million pesos (liabilities) are OTC derivatives of the total amount of the trading portfolio, respectively.

The breakdown of the fair value and notional amount of hedging derivative liabilities as of December 31, 2011 and 2012 is as follows:

	12/31/2011		12/31/2012
Hedging	Nominal	Liability	Nominal	Liability

Cash flow:
Cross-Currency Swaps	20,572	2,354	17,481	1,173

Fair value:
Interest Rate Swaps	2,832	147	7,895	289
Cross-Currency Swaps	-	-	2,557	175
	23,404	2,501	27,933	1,637
TOTAL LIABILITIES	4,025,522	90,019	2,775,380	79,764

As of December 31, 2011 and 2012, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2011	12/31/2012

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	7,569	2,796
Chicago Mercantile Exchange	Cash	341	382
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	-	817
		7,910	3,995

Deposits of collateral cover transactions in interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index (IPC), US Dollar and Peso futures and listed option futures.

The guarantees and/or collateral delivered for the derivative transactions as of December 31, 2011 and 2012 are as follows:

		12/31/2011	12/31/2012

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	3,261	2,767
Foreign financial institutions	Cash	15,003	14,518
		18,264	17,285
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	1,514	1,100
		1,514	1,100

The guarantees and/or collateral received for the derivative financing transactions as of December 31, 2011 and 2012 are as follows:

		12/31/2011	12/31/2012
Customer deposits:
Of which (Note 20):
Mexican financial institutions	Cash	1,108	1,709
Foreign financial institutions	Cash	2,234	4,016
		3,342	5,725

Upon executing transactions with OTC derivatives, the Group agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic finance companies. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Group basically to hedge interest rates, underlying asset prices or foreign currency risk. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities in the consolidated statements of income and increase or offset, as appropriate, of the gains or losses on the hedged investments.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, “ECR”). ECR is composed of the current exposure of the contract (at fair value in the case of derivatives) plus the Potential Future Exposure (hereinafter, “PFE”) which is defined as the maximum expected credit exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

Deals risk aggregation per counterparty and per time band requires adding up Potential Future Exposure of each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so there is an aggregated net exposure per counterparty as time-bands are affected.

For derivatives, where ECR = Current Exposure (MTM) + Notional x Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the notional amounts used to calculate PFE against notional amounts recorded in the accounting books and also compares MTM amounts used for the Current Exposure of the ECR against MTM amounts also recognized in the accounting books.

As of December 31, 2011 and 2012, the cumulative credit risk exposure of the Group was 227,612 million pesos and 198,599 million pesos, respectively.

32.    Discontinued operations

a)	Description of divestments

Seguros Santander, S.A.

In November 2011, the Group completed the sale of its insurance business to Inversiones ZS America, a holding company created by Banco Santander (Spain). The sale was undertaken in connection with a plan to form a strategic alliance to strengthen the insurance sales channel through the Group’s bank branches network in Mexico with the Zurich Insurance Group, which ultimately acquired 51% of Inversiones ZS America from Banco Santander (Spain).

The insurance business is classified as held for sale and presented as discontinued operations in the 2011 consolidated balance sheet and the 2010 and 2011 consolidated income statements.

The sales price for 99.99% of the shares of Seguros Santander, S.A. held by the Group was 7,441 million pesos, which generated an after-tax profit of 4,260 million pesos. This amount was recorded by the Group in November 2011 once this sale had been concluded pursuant to contractual clauses; the resulting effects were subsequently recognized in the consolidated income statement as Profit from discontinued operations (net).

Under the terms of the contract, the Group and Gesban México will continue to provide administrative services and market insurance policies in return for commission income. In addition, the tangible goods property of the disposed business will be maintained on the Group’s premises, unless or until such time that Zurich and Inversiones ZS America agree otherwise or the contract is concluded.

For 2010 and 2011, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

Elavon Merchant Services Mexico

On December 22, 2009, the Group and Elavon Merchant Services Mexico (hereinafter, “Elavon”) entered into an agreement in which the Group sold 50% of its interest in its merchant services business.

In January 2010, certain clauses and considerations of the agreement were fulfilled including the payment of the selling price and the approval of the transaction by the relevant authorities, resulting in the substantial transfer of the interest sold to Elavon.

In 2010, the Group recognized an after-tax profit of 387 million pesos (555 million pesos pre-tax) in the consolidated income statement as Profit from discontinued operations (net). The contribution of the merchant services business to the Group’s revenues and net income prior to the disposal transaction is immaterial. Similarly, the merchant services business had an immaterial effect on the Group’s operating, investing and financing cash flows.

b)	Profit or loss and net cash flows from discontinued operations of Seguros Santander, S.A.

The breakdown of the profit or loss from discontinued operations is set forth below.

The comparative figures were presented in order to include the operations classified as discontinued.

	2010	2011

Net interest income	290	266
Income from companies accounted for using
the equity method	3	3
Gains/(losses) on financial assets and liabilities	58	7
Other operating income (net)	489	736
Total income	840	1,012
Other general administrative expenses	(127)	(126)
Depreciation and amortization	(5)	(4)
Impairment losses on financial assets	(4)	-
Operating profit before tax (Note 25)	704	882
Income tax (Note 25)	(211)	(268)
	493	614
Gain on disposal of operation	-	4,724
Income tax	-	(1,078)
	-	3,646
Profit from discontinued operations (net) (*)	493	4,260

(*)	In order to reconcile the profit from discontinued operations reported in the consolidated income statement, it must be considered the profit generated in the Elavon transaction explained above (387 million pesos, after-tax).

  The following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	12/31/2010	12/31/2011	12/31/2012

Cash flows from operating activities	803	614	-
Cash flows from investing activities	(1)	-	-
Cash flows from financing activities	(800)	-	-

33.    Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the reclassification of interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2010, 2011 and 2012 is as follows:

	2010	2011	2012

Cash and balances with Central Bank	1,477	1,449	1,444
Loans and advances to credit institutions	1,024	1,615	2,790
Loans and advances to customers	25,417	31,245	38,085
Debt instruments	9,512	10,779	11,538
Hedging derivatives	1,556	1,476	1,540
Other interest income	251	23	124
	39,237	46,587	55,521

34.    Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of fair value measurements and the interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2010, 2011 and 2012 is as follows:

	2010	2011	2012

Deposits from credit institutions	2,964	3,911	4,391
Customer deposits	8,198	10,308	12,261
Marketable debt securities	926	1,919	1,736
Subordinated liabilities	75	-	-
Other interest expenses	828	1,838	3,261
	12,991	17,976	21,649

35.    Income from equity instruments

Income from equity instruments includes the dividends on equity instruments out of profits generated by investees.

The breakdown of the balance is as follows:

	2010	2011	2012

Equity instruments classified as:
Financial assets held for trading	237	242	141
Of which:
NAFTRAC (ETF)	108	107	46
América Móvil, S.A.B, de C.V.	23	17	14
Grupo México, S.A.B. de C.V.	15	23	12
Industrias Peñoles, S.A.B. de C.V.	11	5	2
Wal-Mart de México, S.A.B. de C.V.	9	13	10
Teléfonos de México, S.A.B. de C.V.	8	4	-
Kimberly-Clark de México, S.A.B. de C.V.	8	5	3
Fomento Económico Mexicano, S.A.B. de C.V.	7	13	4
Grupo Modelo, S.A.B. de C.V.	4	10	1
Others	44	45	49

Available-for-sale financial assets	52	57	71
Of which:
Controladora Prosa, S.A. de C.V.	11	-	-
Trans Unión de México, S.A.	29	40	53
Others	12	17	18
	289	299	212

36.    Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2010	2011	2012

Collection and payment services:
Service charges on deposit accounts	591	590	707
Credit and debit cards	3,259	3,095	3,667
Checks and others	408	383	356
	4,258	4,068	4,730
Marketing of nonbanking
financial products:
Investment funds management	1,953	1,955	1,871
Capital markets and securities activities	432	251	360
Collection and payment services	1,157	1,256	1,433
Insurance	1,586	2,312	3,050
Financial advisory services	828	1,048	1,434
	5,956	6,822	8,148
Securities services:
Administration and custody	259	297	343
	259	297	343
Other:
Foreign exchange	456	490	527
Other fees and commissions	228	639	670
	684	1,129	1,197
	11,157	12,316	14,418

37.    Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Group in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2010	2011	2012

Credit and debit cards	958	1,003	1,325
Checks and others	44	43	37
Collections and transactional services	127	132	127
Fund management	148	176	140
Capital markets and securities activities	146	159	129
Financial advisory services	91	226	43
Other fees and commissions	367	378	572
	1,881	2,117	2,373

38.    Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance by type of instrument is as follows:

	2010	2011	2012

Financial instruments held for trading	2,784	(15)	1,579
Of which:
Debt instruments	(1,156)	(237)	893
Equity instruments	3,383	(3,025)	1,499
Derivatives	572	3,247	(813)
Others	(15)	-	-
Recognized profit from sale of financial instruments available-for-sale	869	407	(68)
Hedging derivatives	(31)	(119)	(239)
Of which:
Fair value hedge – hedged items (Note 13)	(11)	115	88
Fair value hedge – hedging derivative instruments (Note 13)	9	(120)	(111)
Cash flow hedge inefficiency (Note 13)	(29)	(114)	(216)
Others	-	6	-
	3,622	279	1,272

39.    Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of foreign currency balances (other than the Group’s functional currency) to the functional currency as a result of changes in exchange rates.

40.    Other operating income and other operating expenses

These items in the consolidated income statement include:

	2010	2011	2012

Other operating income:
Recovered expenses	84	75	-
Other operating income	497	461	542
	581	536	542
Other operating expenses:
IPAB fund contribution	(982)	(1,228)	(1,342)
Other operating expenses	(431)	(362)	(452)
	(1,413)	(1,590)	(1,794)

On January 19, 1999, the IPAB was approved and created to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions (deposits, loans and credits), and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial institutions, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

41.    Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2010	2011	2012

Wages and salaries	3,536	3,886	4,276
Social security costs	552	581	676
Service expense related to defined
contribution pension plan (Note 23)	192	143	141
Service expense related to defined
benefit pension plan (Note 23)	150	182	168
Share-based payments	82	91	102
Other staff costs	872	924	928
Bonus and benefits granted to employees	1,194	1,537	1,990
	6,578	7,344	8,281

b)	Global Program

Banco Santander (Spain) has one long-term compensation plan linked to the market price of its own shares – the Global Program. Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executives of Banco Santander (Spain) and its affiliate companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

Performance share plan

This multi-annual incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive directors and other members of senior management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain).

This plan currently involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for approximately three years each. As of December 31, 2011 and 2012, there were three and two cycles in effect (Plans I-12, I-13 and I-14 for 2011 and Plans I-13 and I-14 for 2012).

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Banco Santander (Spain) and its affiliates for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Banco Santander (Spain)‘s performance against that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets for plan I-12 and later plans measure the Banco Santander (Spain)’s performance with respect to TSR only.

The fair value of the equity instruments granted for the Group’s employees under these plans is 319 million pesos as of December 31, 2011 and 208 million pesos as of December 31, 2012.

The cost of the share-based payments is calculated at the grant date and accrued on a pro-rata basis. In 2011 and 2012, pro-rata expenses of 91 million pesos and 67 million pesos, respectively, were recorded related to the initial costs on the related grant dates for the above-mentioned cycles. The changes in fair value between the grant date and the settlement date are hedged by Banco Santander (Spain).

c)	Local Program

Performance share plan

The Group's Board of Directors approved in October 2012 a compensation plan for top executives subject to certain conditions. This plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012.

Under the plan, eligible top executives will receive a cash incentive that must be used irrevocably to acquire shares of the Group at a price of 31.25 pesos per share.

The incentive is linked to the achievement each year of two independent objectives related with increase in the stock price and performance of the stock price against the IPC. If the objectives are fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible top executive.

The achievement of each objective will determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible top executives who continue as active officers of the Group at the time that each of the three plan payments is due.

The fair value of the benefits is estimated as of the grant date. To determine the fair value, the condition regarding the increase stock price is taken into account, which is considered to be achievable. However, performance conditions are not taken into account to determine the fair value, because the latter will only be considered in each period to recognize the number of instruments that are granted.

The cost of the shares pending awards to eligible officers is 419 million pesos.

As of December 31, 2012, the Group has not granted any shares to its eligible top executives.

d)	Bonus payment policies

An internal policy for Banco Santander (Spain) was approved in 2010, in which a portion of the bonus of our executive officers and employees whose annual variable remuneration or bonus generally exceeds EUR 300,000 gross (EUR 100,000 for Global Banking and Markets employees or GBM) is deferred in Banco Santander (Spain) shares for a period of three years, with one-third vesting each year. The amount to be deferred is calculated in tranches based on the table below:

Reference Bonus
(Thousands of Euros)	% Deferred

Less than or equal to 300 (100 for GBM)	0%
More than 300 (100 for GBM) to 600 (inclusive)	20%
More than 600 to 1,200 (inclusive)	30%
More than 1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

As a result of an internal policy for Banco Santander (Spain) approved in 2011, a portion of the variable compensation for a certain group of executives (known as the “supervised group”) is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and Banco Santander (Spain) shares, equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares a one-year period.

42.    Other general administrative expenses

a)	Breakdown

The breakdown of the balance is as follows:

	2010	2011	2012

Maintenance, conservation and repair	423	451	660
Technology and systems	1,493	1,657	1,866
Stationery and supplies	167	179	205
Advertising and communications	569	827	662
Rents	888	980	1,261
Administrative services	701	721	613
Taxes other than income tax	823	928	1,037
Surveillance and cash courier services	526	553	566
Insurance premiums	37	40	46
Travel costs	190	221	271
Other administrative expenses	952	1,100	1,334
	6,769	7,657	8,521

b)	Other information

The fees for the audit of the financial statements of Group companies amounted to 12 million pesos in 2011 and 10 million pesos in 2012.

The fees for services similar to the audit of financial statements are as follows:

	2010	2011	2012

Other reports required by Banco Santander (Spain)	7	7	7
Other reports required by the different national supervisory bodies	12	18	18
	19	25	25

43.    Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance is as follows:

	2010	2011	2012

Gains:
On disposal of tangible assets	16	13	13
On disposal of Fibra Uno Transaction (Note 15)	-	-	1,730

Losses:
On disposal of Servicio Panamericano de Protección, S.A. de C.V.	(93)	-	-
	(77)	13	1,743

44.    Other disclosures

a)	Residual maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2011, is as follows:

	12/31/2011
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	44,143	-	-	-	-	-	-	44,143	3.20%
Available-for-sale financial assets:
Debt instruments	-	-	-	14,806	31,698	8,214	6,698	61,416	5.91%
Loans and receivables -
Loans and advances to credit
institutions	3,296	22,893	-	-	-	-	136	26,325	1.16%
Loans and advances to customers	13,354	14,885	26,188	63,319	87,115	38,169	71,598	314,628	9.70%
Debt instruments	-	-	-	-	16	2,135	3,083	5,234	4.23%
	60,793	37,778	26,188	78,125	118,829	48,518	81,515	451,746
Liabilities:
Financial liabilities held for trading -
Trading derivatives	3	2,632	3,930	8,137	16,722	16,619	39,475	87,518
Short positions	-	37,773	-	-	-	-	-	37,773	2.88%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from credit institutions	-	45,707	-	-	-	-	-	45,707	4.52%
Customer deposits	-	72,562	-	-	-	-	-	72,562	4.22%
Financial liabilities at amortized cost -
Deposits from credit institutions	14,286	4,933	3,621	5,635	796	125	90	29,486	0.81%
Customer deposits	178,190	110,524	10,740	14,168	2,066	262	136	316,086	1.83%
Marketable debt securities	-	452	1,852	131	15,610	4,106	1,743	23,894	5.24%
Other financial liabilities	10,958	-	11,349	-	-	-	-	22,307	-
Hedging derivatives	-	-	16	481	1,218	500	286	2,501
	203,437	274,583	31,508	28,552	36,412	21,612	41,730	637,834
Difference (assets less liabilities)	(142,644)	(236,805)	(5,320)	49,573	82,417	26,906	39,785	(186,088)

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2012, is as follows:

	12/31/2012
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	48,397	-	-	-	-	-	-	48,397	4.51%
Available-for-sale financial assets -
Debt instruments	-	183	10,086	10,988	17,440	1,734	6,901	47,332	5.46%
Loans and receivables -
Loans and advances to credit
institutions	7,457	44,188	112	-	-	-	114	51,871	2.43%
Loans and advances to customers	3,538	41,487	29,699	65,515	86,401	38,083	80,979	345,702	10.26%
Debt instruments	-	-	-	17	-	3,017	2,429	5,463	4.29%
	59,392	85,858	39,897	76,520	103,841	42,834	90,423	498,765
Liabilities:
Financial liabilities held for trading -
Trading derivatives	27	1,240	1,336	6,487	8,925	14,777	45,335	78,127
Short positions	-	62,974	-	-	-	-	-	62,974	4.20%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from credit institutions	-	19,603	-	-	-	-	-	19,603	4.49%
Customer deposits	-	50,716	873	-	-	-	-	51,589	4.01%
Financial liabilities at amortized cost -
Deposits from credit institutions	-	10,665	2,313	9,414	794	80	68	23,334	1.87%
Customer deposits	210,915	122,609	11,442	7,518	1,437	415	172	354,508	1.61%
Marketable debt securities	-	19,275	658	9,970	6,193	4,107	14,500	54,703	4.95%
Other financial liabilities	-	22,755	76	3,540	-	202	-	26,573	-
Hedging derivatives	15	-	150	173	117	250	932	1,637
	210,957	309,837	16,848	37,102	17,466	19,831	61,007	673,048
Difference (assets less liabilities)	(151,565)	(223,979)	23,049	39,418	86,375	23,003	29,416	(174,283)

b)	Foreign currency of assets and liabilities

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2011		12/31/2012
	Assets	Liabilities	Assets	Liabilities

Cash and balances with Central Bank	949	-	830	-
Debt instruments (Note 9)	4,658	-	4,145	-
Equity instruments	298	-	2,891	-
Loans and advances to credit institutions (Note 8)	27,085	-	24,057	-
Loans and advances to customers	56,072	-	52,360	-
Other assets	179	-	264	-
Marketable debt securities	-	202	-	12,756
Derivatives	-	49,355	-	25,379
Deposits from credit institutions (Note 19)	-	12,457	-	16,717
Customer deposits (Note 20)	-	27,996		27,716
Other financial liabilities	-	553	-	795
Provisions	-	43	-	49
Other liabilities	-	598	-	652

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities – except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably – are measured at amortized cost in the accompanying consolidated balance sheet.

i. Financial assets measured at other than fair value

The following is a comparison of the carrying amounts of the Group's financial assets measured at other than fair value and their respective fair values at year-end:

	12/31/2011		12/31/2012
	Carrying	Fair	Carrying	Fair
Assets	Amount	Value	Amount	Value

Loans and receivables:
Loans and advances to credit institutions	26,325	26,325	51,871	51,871
Loans and advances to customers	314,628	330,254	345,702	378,790
Debt instruments	5,234	5,234	5,463	5,463

ii. Financial liabilities measured at other than fair value

The following is a comparison of the carrying amounts of the Group's financial liabilities measured at other than fair value and their respective fair values at year-end:

	12/31/2011		12/31/2012
	Carrying	Fair	Carrying	Fair
Liabilities	Amount	Value	Amount	Value

Financial liabilities at amortized cost:
Deposits from credit institutions	29,486	29,478	23,334	23,324
Customer deposits	316,086	316,010	354,508	354,435
Marketable debt securities	23,894	23,542	54,703	57,084
Other financial liabilities	22,307	22,307	26,573	26,565

The methodology used to calculate the fair value for each financial asset and liability class is as follows:

-
Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-
Loans and receivables: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the portfolio for the allowance of future flows and current portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-
Financial liabilities at amortized cost: Financial liabilities at amortized cost at a fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-
Remaining financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-
Marketable debt securities: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

d)	Restricted availability assets

As of December 31, 2011 and 2012, the Group did not have any assets with restricted availability, except for the Central Bank compulsory deposits (see Note 7) and repurchase agreements included as Debt instruments.

e)	Restriction on earnings distribution

As of December 31, 2011 and 2012, the Group did not have any restriction on earnings distribution, except for the legal reserve as mentioned in Note 28 (50 million pesos as of December 31, 2011, and 50 million pesos as of December 31, 2012), the unrealized gains of financial instruments under Mexican Banking GAAP in equity (1,653 million pesos as of December 31, 2011, and 760 million pesos as of December 31, 2012), the Central Bank compulsory deposits as mentioned in Note 7 (31,320 million pesos as of December 31, 2011 and 2012) and certain repurchase agreements pledged as collateral as mentioned in Note 9 (19,340 million pesos as of December 31, 2011, and 7,805 million pesos as of December 31, 2012). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the Commission (see Note 29).

45.    Operating segments

The Group has three operating segments, as described below, which are the Group’s strategic business units:

-
Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-
Global Wholesale Banking: this segment reflects the returns on the Corporate Banking business, and those on Investment Banking and Markets in Mexico, including all the managed treasury departments and the equities business. The global wholesale banking activities include products and services for our corporate customers, such as investment banking and project finance.

-
Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010, 2011 and 2012.

The Group does not carry out significant operations outside of Mexico and does not have any individual customers that account for 10% or more of the Group’s revenues. Information regarding products and service is not available and is deemed excessively costly to develop.

Management reporting for the Group is generally based on IFRS.

The 2010 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2010	Banking	Banking	Activities	Total

Net interest income	18,765	2,060	5,421	26,246
Income from equity instruments	-	250	39	289
Net fee and commission income	8,121	1,334	(179)	9,276
Gains/(losses) on financial assets and liabilities and exchange differences	515	2,356	737	3,608
Other operating income/(expenses)	(873)	(345)	386	(832)
Total income	26,528	5,655	6,404	38,587
Administrative expenses	(11,873)	(1,370)	(104)	(13,347)
Depreciation and amortization	(1,229)	(140)	(29)	(1,398)
Net impairment losses on financial assets	(6,908)	(1)	(63)	(6,972)
Impairment losses on other assets (net)	-	-	(92)	(92)
Provisions (net)	181	-	(743)	(562)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale	-	-	(77)	(77)
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations	-	-	17	17
Operating profit before tax	6,699	4,144	5,313	16,156
Income tax				(4,449)
Profit from continuing operations				11,707
Profit from discontinued operations (net)				880
Consolidated profit for the year				12,587
Profit attributable to the parent				12,586
Profit attributable to non-controlling interest				1
Total assets	192,789	371,286	97,539	661,614
Total liabilities	232,227	286,837	56,909	575,973

The 2011 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2011	Banking	Banking	Activities	Total

Net interest income	21,107	3,690	3,814	28,611
Income from equity instruments	-	193	106	299
Net fee and commission income	8,929	1,465	(195)	10,199
Gains/(losses) on financial assets and liabilities and exchange differences	935	(394)	(232)	309
Other operating income/(expenses)	(839)	(369)	154	(1,054)
Total income	30,132	4,585	3,647	38,364
Administrative expenses	(13,354)	(1,412)	(235)	(15,001)
Depreciation and amortization	(1,299)	(158)	(4)	(1,461)
Impairment losses on financial assets (net)	(5,326)	(65)	(44)	(5,435)
Impairment losses on other assets (net)	-	-	(100)	(100)
Provisions (net)	2,434	(1)	(543)	1,890
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale	-	-	13	13
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations	-	-	54	54
Operating profit before tax	12,587	2,949	2,788	18,324
Income tax				(4,813)
Profit from continuing operations				13,511
Profit from discontinued operations (net)				4,260
Consolidated profit for the year				17,771
Profit attributable to the parent				17,770
Profit attributable to non-controlling interest				1
Total assets	243,062	411,254	89,888	744,204
Total liabilities	262,323	297,191	93,203	652,717

The 2012 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2012	Banking	Banking	Activities	Total

Net interest income	26,533	3,713	3,626	33,872
Income from equity instruments	19	101	92	212
Net fee and commission income	10,244	1,882	(81)	12,045
Gains/(losses) on financial assets and liabilities and exchange differences	619	1,000	(353)	1,266
Other operating income/(expenses)	(1,106)	(483)	337	(1,252)
Total income	36,309	6,213	3,621	46,143
Administrative expenses	(15,253)	(1,368)	(181)	(16,802)
Depreciation and amortization	(1,392)	(156)	(2)	(1,550)
Impairment losses on financial assets (net)	(8,802)	(163)	(5)	(8,970)
Impairment losses on other assets (net)	-	-	(34)	(34)
Provisions (net)	1,460	-	(811)	649
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale	-	-	1,743	1,743
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations	-	-	135	135
Operating profit before tax	12,322	4,526	4,466	21,314
Income tax				(3,899)
Profit from continuing operations				17,415
Profit from discontinued operations (net)				-
Consolidated profit for the year				17,415
Profit attributable to the parent				17,414
Profit attributable to non-controlling interest				1
Total assets	293,294	402,354	97,220	792,868
Total liabilities	308,101	297,461	86,700	692,262

46.    Related-party transactions

Transactions with related parties

In addition to subsidiaries, affiliates and associates, the Group’s “related parties” include its “key personnel” from the executive staff (members of the Group’s Board and the Managers of Grupo Financiero Santander México, S.A.B. de C.V. and its Affiliates, formerly Grupo Financiero Santander, S.A.B. de C.V., together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Group also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Group and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Group exercises any degree of control (Affiliates and special-purpose entities).

The Information related to Directors, Executive Officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	12/31/2011		12/31/2012
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading-
Loans and advances to credit institutions-
Of which-
Banco Santander, S.A. (Spain)	317	-	4,367	-
Santander Benelux, S.A., N.V.	-	4,891	-	3,171
Abbey National Treasury Services plc.	-	722	-	47
Loans and advances to customers-
Of which-
Santander Capital Structuring, S.A. de C.V.	-	751	-	1,217
Produban Servicios Informáticos Generales, S.L.	-	643	-	861
Promociones y Servicios Polanco, S.A. de C.V.	-	134	-	210
Trading derivatives-
Of which-
Banco Santander, S.A. (Spain)	11,850	-	8,719
Santander Benelux, S.A., N.V.	-	11,604	-	9,921
Abbey National Treasury Services plc.	-	243	-	295
Santander Investment Limited	-	-	-	2
Other assets-
Of which-
Banco Santander, S.A. (Spain)	21	-	-	-
Zurich Santander Seguros México, S.A.	-	497	-	629
Other				67

	12/31/2011		12/31/2012
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading-
Trading derivatives-
Of which-
Banco Santander, S.A. (Spain)	11,722	-	11,486
Santander Benelux, S.A., N.V.	-	16,409	-	13,040
Abbey National Treasury Services plc.	-	359	-	345
Financial liabilities at amortized cost-
Deposits from credit institutions-
Of which-
Banco Santander, S.A. (Spain)	290	-	186
Santander Trade Services, Ltd.	-	2	-	-
Customer deposits-
which-
Isban México, S.A. de C.V.	-	762	-	491
Banco Santander, S.A. (Spain)	-	-	-	-
Promociones y Servicios Santiago, S.A. de C.V.	-	-	-	-
Promociones y Servicios Polanco, S.A. de C.V.	-	107	-	-
Produban Servicios Informáticos Generales, S.L.	-	94	-	145
Other	-	76	-	136
Marketable Debt Securities-
Of which-
Banco Santander, S.A. (Spain)			74
Zurich Santander Seguros México, S.A.	-	955	-	1,033
Other financial liabilities-
Of which-
Banco Santander, S.A. (Spain)	8,484	-	494	-
Santusa Holding, S.L.	-	2,828	-	-
Santander Overseas Bank, Inc.	-	24	-	-
Other liabilities-
Of which-
Banco Santander, S.A. (Spain)	309	-	55	-
Other				22

	2010		2011		2012
	Parent	Santander Group Companies	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income-
Of which-
Banco Santander, S.A. (Spain)	75	-	71	-	7	-
Santander Benelux, S.A., N.V.	-	4	-	20	-	-
Produban Servicios Informáticos Generales, S.L.	-	-	-	14	-	28
Santander Capital Structuring, S.A. de C.V.	-	-	-	-	-	46
Other	-	2	-	3	-	6
Interest expenses and similar charges-
Of which-
Banco Santander, S.A. (Spain)	79	-	23	-	-	-
Isban México, S.A. de C.V.	-	-	-	24	-	27
Zurich Santander Seguros México, S.A.	-	16	-	-	-	11
Promociones y Servicios Polanco, S.A. de C.V.	-	-	-	2	-	-
Produban Servicios Informáticos Generales, S.L.	-	-	-	2	-	-
Other	-	3	-	-	-	9
Fee and commission income-
Of which-
Banco Santander, S.A. (Spain)	13	-	8	-	-	-
Santander Investment Securities Inc.	-	6	-	-	-	-
Zurich Santander Seguros México, S.A.	-	1,560	-	2,221	-	2,973
Santander Capital Structuring, S.A. de C.V.	-	-	-	15	-	30
Other	-	-	-	11	-	14
Gains/(losses) on financial assets and liabilities (net)-
Of which-
Santander Benelux, S.A., N.V.	-	1,389	-	(4,244)	-	(833)
Banco Santander, S.A. (Spain)	(2,183)	-	485	-	-	-
Servicios de Cobranza, Recuperación y
Seguimiento, S.A. de C.V.	-	(1)	-	7	(3,964)	-
Abbey National Treasury Services plc.	-	22	-	(184)	-	(28)
Other	-	-	-	(33)	-	(90)
Administrative expenses-
Of which-
Produban Servicios Informáticos Generales, S.L.	-	1,007	-	1,118	-	1,220
Isban México, S.A. de C.V.	-	91	-	84	-	67
Santander Global Facilities, S.A. de C.V.	-	115	-	151	-	155
Ingeniería de Software Bancario, S.L.	-	76	-	88	-	68
Gesban México Servicios Administrativos
Globales, S.A. de C.V.	-	32	-	34	-	41
Geoban, S.A.	-	-	-	-	-	74
Other	-	81	-	96	-	68

47.    Risk management

The Group’s risk management structure and its risk appetite are determined mainly by a banking business model.

▪
The Group’s main activity is the banking activity and more specifically the retail banking business and the Group has a local diversified presence characterized by major market shares in the main markets in which it operates.

▪	This model enables the Group to generate high recurring earnings on the basis of solid capital and liquidity.

▪	The Group implements its operational and technological integration model through a series of corporate platforms and tools. This facilitates a swift and efficient compilation of data.

The risk model underlying the business model is founded on the following principles:

▪
Independence of the risk functions with respect to the business. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

▪	Direct involvement of senior management in the decision-making process.

▪
Decisions by consensus, which ensure that different opinions are taken into account and avoid individual decision-making. Decisions on credit transactions are made jointly by the risk and commercial areas, with the former having the last word in case of disagreement.

▪
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval unit and, if appropriate, each risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

At the Group, the risk management and control process is conducted as follows:

▪
Definition and limitation of risk appetite. The aim pursued is to delimit, in an efficient manner, the maximum levels of risk that can be assumed, by setting overall and specific limits for the various types of risks, products, customers and sectors.

▪
Establishment of risk policies and procedures. The risk policies and procedures constitute the basic regulatory framework governing risk activities and processes. The risk unit transposes the corporate risk regulations into their internal policies.

▪
Definition and assessment of risk methodologies. Risk methodologies facilitate the development of the internal risk models applicable by the Group, and they require risk measures and product valuation and yield curve building methods.

▪
Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum. It uses previously validated and approved methodologies and models based on the components and dimensions of risk throughout its life cycle.

▪
Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which Group risk profile matches the risk policies approved and the risk limits set.

The Group’s risk management has adopted the Basel principles, insofar as the Group acknowledges and supports the leading-edge industry practices which the Group has implemented in advance; accordingly, for several years the Group has used a number of tools and techniques that are described in detail in this Note. These tools and techniques include the following:

▪
Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of failure to be estimated first, and then, on the basis of estimates of loss given default, the expected loss.

▪
Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed, Return on Risk-Adjusted Capital (hereinafter, “RORAC”), which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach); and VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

▪	Scenario analysis and stress testing to supplement credit and market risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Group risk appetite

The risks assumed by the Group must be defined and quantified within the risk appetite framework defined and approved by the Integrated Risk Management Committee (hereinafter, the “CAIR”). Risk appetite is defined as the amount and type of risk that the CAIR considers reasonable to assume in implementing its business strategy.

The CAIR, at the proposal of senior management, is the body responsible for setting and monitoring the risk appetite and risk tolerance. Senior management is responsible for achieving the desired risk profile and for managing risk in the day-to-day operations.

Risk appetite, which comprises both quantitative and qualitative aspects, is directly related to the Group’s strategy, including the assessment of growth opportunities in key businesses and markets, funding liquidity and capacity, and capital. Basel II Second Pillar, with its corresponding capital-planning and stress test exercises, complements the reference framework for risk appetite.

The risk appetite formulated sets the boundaries for the budget process, in which the Group’s principal strategic measures - earnings, liquidity, capital, non-performing loans ratio, VaR, etc. - are analyzed and approved in an integrated fashion.

The Group has adopted a general medium-low and predictable risk profile based on a diversified business model, focused on retail banking and with significant market share. It has developed a wholesale banking model which attaches importance to the relationship with clients in the Group’s core markets.

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and management’s views on risk.

This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, and individual limits are established (pre-classification) when certain features, generally materiality, concur.

For large corporate groups, a pre-classification model, based on an economic capital measurement and monitoring system, is used. Regarding the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

In the case of standardized risks, the risk limits are planned and set using a credit management program (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the CAIR, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and credit rating process

Risk analysis is a prerequisite for the approval of loans to customers by the Group.

This analysis consists of examining the customer’s ability to meet its contractual obligations to the Group, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted every time a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the customer/transaction occurs.

Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important to achieving a balance between risk and return.

The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In order to ensure adequate credit quality control, the risk unit has a specific risk monitoring function, consisting of local and global teams, to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose, a system called “companies under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are assessed at least annually, but more frequent assessments are performed when new weaknesses are detected, or depending on the rating itself.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk appetite management criteria for each specific risk

Risk appetite is controlled and monitored with varying frequencies (ranging from daily to yearly), depending on the metric concerned and the corresponding level of responsibility.

For each risk, a set of criteria, metrics and, where necessary, limits (“hard” and “warning/control”) are established in accordance with the principle of materiality. The following is a brief description of the general criteria applied for each risk, which are explained in greater detail in subsequent sections:

▪
Credit risk: In general, credit risk appetite is shaped through control limits, which can vary over the course of the year in accordance with the needs of the banking business and the Group’s risk appetite, on the basis of the established segmentation of risk (standardized, individualized and global wholesale banking). There are two types of limits (basic -budget-linked- and portfolio -standardized and individualized-).

The main characteristics for each credit risk segment are as follows:

Standardized risks: scoring models and an automated decision-making process are used. Risks are grouped together into credit management programs (PGCs), with lending policies designed and approved on the basis of the risk appetite of the unit concerned, in keeping with its level of predictability.

Individualized risks: these are classified on the basis of a given risk exposure per customer. Analysts are each assigned a portfolio of customers which they monitor actively. The ratings of each customer are updated at least once a year.

Global Wholesale Banking Risk (BMG, includes Corporate Banking and Financial Institutions): the distribution of the level of risk exposure by rating is used as a parameter for monitoring the portfolio. At least once a year, limits are assigned to each group/customer and an analysis is performed of all aggregate limits, broken down by risk rating level.

The Group’s basic objective in terms of concentration risk appetite is to ensure that its risk portfolio remains widely diversified from the perspective of its exposure to large risks, to certain markets and to specific products. This appetite is measured using three approaches (customers, products and sectors) that include limits which are set as warning or control signals.

▪
Market risk: the trading business is customer-centric. Checks are made to ensure that the limits proposed are consistent with the business budget. The metrics employed include VaR, management Profit or Loss (hereinafter, “P&L”) and capital. VaR is established on the basis of the historical trend of losses, and is expressed as the amount used of management P&L up to a maximum percentage. Stress testing is also used.

Structural/market risks are linked to a conservative management of the Group’s interest rate and liquidity risks. The criteria and metrics used are described in detail in the corresponding sections below.

▪
Liquidity risk:  Liquidity risk is associated with the Group’s ability to fund its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

In the short term, the control, monitoring and management of liquidity risk aims to ensure fulfillment of all payment obligations of the financial entities of the Group with its clients.

In the medium term, aims to ensure the adequacy of the financial structure according with the economic context and regulatory changes.

▪
Operational and technology risk: the established risk appetite is monitored on the basis of daily management and mitigation, through the gross losses / gross income ratio, self-assessment questionnaires / risk maps, and management indicators.

▪	Compliance and reputational risk: the appetite for this risk is deemed to be “zero”. Active reputational risk management policies are established through the corporate office set up for this purpose.

This risk is monitored using the following support indicators: 1) prevention of money laundering, 2) institutional relations with regulatory bodies, 3) codes of conduct for securities markets, 4) marketing of products and 5) other.

Corporate governance of the risk function

Each area is responsible for integrating and adopting the risk culture of the Group in its respective area, defining the strategy, risk and tolerance level and matching mission and objectives of the business area.

The Group has implemented an Integral Risk Administration system settled on manuals for admission, monitoring and recovery phases.

Control system

a)	Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities of each business activity. Limit setting is a dynamic process that responds to the level of risk appetite considered acceptable by senior management.

b)	Objectives of the limits structure

The limits structure requires a process to be performed that pursues, among other things, the following objectives:

▪	Identify and define, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy;

▪	Quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks;

▪
Give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded;

▪	Allow business makers to assume risks which, although prudent, allow for a sufficient return; and

▪	Define the range of products and underlyings with which the treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

Internal model

a)	Credit risk

A.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The specialization of the Group's risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers throughout the risk management process:

▪
Individualized customers are defined as those to which a risk analyst has been assigned, because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

▪
Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, further supplemented by teams of analysts specializing in this type of risk when the model is not comprehensive enough or is not sufficiently accurate,.

A.2 Main aggregates and variations

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

A.3 Credit risk map – 2011 and 2012

The following table shows the Group maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2011 and 2012, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

			Change, December 31, 2012 vs. December 31, 2011
Credit Operations	12/31/2011	12/31/2012	Millions of Pesos	%

Payroll credit	13,233	14,504	1,271	9.60%
Personal loans	8,961	12,584	3,623	40.43%
Credit cards	28,637	36,973	8,336	29.11%
Mortgages	64,044	72,290	8,246	12.88%
Other	266	204	(62)	(23.31%)
SMEs	19,382	33,175	13,793	71.16%
Middle-market corporations	73,321	79,314	5,993	8.17%
Institutions	15,654	18,158	2,504	16.00%
Global corporate clients	105,324	91,092	(14,232)	(13.51%)
	328,822	358,294	29,472

For financial assets recognized in the consolidated balance sheets, credit risk exposure is equal to the carrying amount excluding valuation adjustments (impairment losses, accrued interest receivable, derivatives and other), except for trading and hedging derivatives.

The maximum exposure to credit risk on financial guarantees is the maximum for which the Group would be liable if these guarantees were called in.

Certain information regarding the potential risks related to trading and hedging derivatives is presented in Note 31.

Global rating tools are applied to the sovereign risk, financial institution and global wholesale banking segments. These tools assign a rating to each customer, which is derived from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

For individualized corporations and institutions, the Group has defined a single methodology for the construction of a rating, based on an automatic module which includes the initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The automatic rating (qualitative + quantitative) may in turn be modified by the analyst by overwriting it or using a manual scoring module.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and for customers otherwise classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized risk portfolios, of both legal entities and individuals, the Group has scoring tools that automatically assign a score to proposed transactions.

These originations systems are complemented by behavioral scoring models which are used for preventive actions as well as marketing and limit assignment at the product and customer level.

A.4 Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the probability of default (PD).

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of exposure at default that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination facilitates calculation of the probable loss or expected loss. This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

Regarding portfolios for which limited internal default experience information exists, such as banks, sovereign risk or global wholesale banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

For all other portfolios, parameter estimates are based on the Group internal experience. The PD is calculated by observing the cases of new arrears in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, so as to identify the actual use of the facilities at the time of default.

The parameters estimated for global portfolios are the same for all the Group's units. Therefore, a financial institution with an 8.5 rating will have the same PD, regardless of the Group unit in which its exposure is accounted for. By contrast, the retail portfolios have specific rating and scoring systems in each of the Group's units, which require separate estimates and specific assignment of parameters in each case.

A.5 Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group operations. The parties involved in this process are the risk taking areas, senior management and the risk unit.

The process begins at senior management level, through the Board of Directors, the Executive Committee and the CAIR, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

▪
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

▪	Sale: this is the decision-making phase for both pre-classified and specific transactions.

▪	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

b)	Market risk

B.1 Activities subject to market risk

The measurement, control and monitoring of the market risk area comprise all operations in which net worth risk is assumed. This risk arises from changes in interest rates, exchange rates, equity prices, credit spreads and from the volatility of each of these factors, as well as from the liquidity risk of the various products and markets in which the Group operates.

The activities are segmented by risk type as follows:

1.	Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

2.	Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of commercial assets and liabilities.

The treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet risk centrally through the application of uniform methodologies adapted to market conditions. Decisions affecting the management of these risks are taken through the Assets and Liabilities Committee (hereinafter, “ALCO”).

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

B.2 Methodologies

1.	Trading

The standard methodology applied to trading activities by the Group in 2011 and 2012 was VaR, which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Group uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

VaR is used because it is easy to calculate and because it provides a good reference of the level of market risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. When taken together with VaR analysis, the scenarios considered (typically consisting of five historic and three plausible scenarios) are deemed sufficient to allow for a more complete evaluation of the risk profile.

Also, the market risk area, in accordance with the principle of independence of the business units, monitors the positions on a daily basis through an exhaustive control of changes in the portfolios with the purpose of detecting possible incidents and correcting them immediately. The daily preparation of an income statement is deemed to be a useful risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives are controlled daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta).

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional measure, the incremental risk charge (IRC), is calculated to capture credit default and migration risks that are incremental to the risks captured by the market VaR calculation of the bank’s trading book positions. The instruments subject to control are basically fixed-income government, financial institutions and corporate bonds, and derivatives on bonds (forwards, options, etc.).

Additionally, a stress VaR is calculated for the trading portfolios, to quantify the value at risk in historical extreme situations.

2.	Balance sheet management

i.	Interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from building hedge portfolios to the definition of the interest rate features of commercial products.

The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, VaR and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of both on and off-balance-sheet assets and liabilities. This analysis facilitates a basic snapshot of the balance-sheet structure and enables concentrations of interest rate risks in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Group’s net interest margin and market value of equity.

The changes of all the on- and off-balance-sheet items must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of items that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a pararell shift in the yield curve (100 basis points).

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities, by simulating a parallel shift of 100 basis points in the yield curve.

VaR

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: maximum expected loss under an historical simulation with a confidence level of 99% and a one-day time horizon.

Scenario analysis

Stress test scenarios are calculated to analyze the impact on the net interest margin and the market value of equity projections for the year. The interest rate performance scenarios established are six standard deviations, a severe crisis and a movement of 300 basis points on the interest rates.

ii.	Liquidity risk

Liquidity risk is associated with the Group’s ability to fund its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group continuously monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for each currency for a given period in which the Group operates. The gap measures net cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

The Group conducts a contractual liquidity gap including all cash-flow generating on- and off-balance-sheet items and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or unstable balances for liquidity purposes are determined.

Liquidity ratios

The liquidity ratio compares liquid assets available-for-sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio is determined both in local currency and in foreign currencies and provides information regarding the Group’s capacity to immediately respond to its commitments.

Cumulative net liquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap, and places liquid assets at the point of settlement or transfer rather than at the point of maturity.

Scenario analysis/Contingency plan

The Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, therefore, contingency plans focus on the modeling of potential crises by analyzing two scenarios, a systemic and an individual crisis:

▪
Individual crisis: the possibility that different levels of cash outflows represent a threat to the Group’s ability to face short-term obligations as well as a scenario of increased nonperforming loans that would impact cash inflows and capital levels.

▪
Systemic crisis: a crisis that affects the whole financial system, reducing the possibility of using local sources to face short term obligations, as well as limited possibilities of buyers for asset sell off.

Liquidity management framework

Liquidity management is based on three basic pillars:

▪
Governance model: a sound governance model that ensures the participation of senior management in the decision-making process to ensure that liquidity profile complies with strategic plans and risk appetite.

▪	Liquidity management: adapted to the liquidity needs of each business unit, in accordance with the decentralized organizational model at the parent level.

▪	Balance sheet analysis and liquidity risk measurement thorough analysis of the balance sheet and of the changes therein in order to support decision-making.

Governance model

Decisions relating to all structural risks are made through the ALCO Committee, which is the senior decision-making body responsible for coordinating all the global decisions affecting liquidity risk measurement, management and control.

The management of structural risks, including liquidity risk, is performed by the Financial Management area, and the control of these risks is the responsibility of the Market Risk area. Both areas provide support to the ALCO by submitting analyses, proposals and controlling, in compliance with the limits set.

Accordingly, in keeping with best governance practices, the Group establishes a clear division between the implementation of the financial management strategy (for which the Financial Management area is responsible) and its monitoring and control (which is the responsibility of the Market Risk area).

Liquidity management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.

Funding and liquidity management is based on the following principles:

▪	Broad base of highly stable customer deposits captured by the Retail Banking segment.

▪
Financing of stable on-balance-sheet liquidity needs (commercial gap or difference between lending and deposits) through an efficient mix of short-medium-and-long term issues, aiming to improve structural funding in order to cope with possible adverse situations.

▪	Diversification of funding sources intended to reduce concentration risk with respect to instruments, investors, markets, currencies, and tenors, among others.

▪	Autonomy in terms of liquidity management and funding, with no structural support from the parent company or any other unit of the Group.

▪
In practice, based on the aforementioned principles, the liquidity management performed by the Group consists of the preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business segment and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of short-term market financing, financial management establishes an issuance plan for the year. Changes in the balance sheet and in the financing requirements are monitored throughout the year, which may result in updates of the plan.

This translates into a moderate need for short-term financing.

Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current condition (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and scenarios of the accessibility and situation of the funding sources in the markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term funding requirements, optimizing the impact of the funding cost on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic measures, consistent with those described in the following section.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group's specific situation.

All this enables the Group to respond to a broad range of potential adverse situations and to implement early, if necessary, the related contingency plans.

These measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions.

Complementary measures

i.	Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e., profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Group comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks.

The assessment models are regularly calibrated and tested by a specialized unit.

ii.	Coordination with other areas

Joint efforts are made daily with other areas to mitigate operational risk. This coordination work is comprised mainly of the reconciliation of positions, risks and results.

Risks and results in 2010

a.	Trading

The average VaR of the Group's market trading operations in 2010, at 162 million pesos, was slightly lower than that for 2009 at 175 million pesos, even though in 2010 it was affected by periods of greater volatility as a result of the sovereign debt crisis in Europe. In 2010 the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and vega risk in foreign-exchange derivatives that decreased as a result of the strategy of the trading book. VaR modeling did not change during 2010. At the end of December 2010, the VaR stood at 157 million pesos.

Average VaR fell by 12 million pesos in 2009. This reduction was concentrated in interest rate VaR, which fell from 174 million pesos to 158 million pesos. Average equities VaR rose slightly from 36 million pesos to 50 million pesos, and exchange rate VaR from 24 million pesos to 29 million pesos.

i.	Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR increased during January of 2010 and then remained stable until the last quarter of the year where the performance was more irregular, as the European sovereign debt crisis began to affect markets worldwide.

ii.	Calibration and test measures

Pursuant to the recommendations issued by Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2010, the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2010 there were no 99% VaR breaks (i.e., days when the daily loss exceeded VaR).

The Group performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing consists of performing a comparative analysis between VaR estimates and daily results (i.e., real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at following day prices).

Back-testing is conducted based on several approaches: by principal portfolio/strategy (proprietary trading, market making rates, market making equity, etc.) and by type of profit and loss source. Four kinds of back-testing are conducted: clean P&L (which allows us to monitor market risk), clean P&L calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions), dirty P&L without mark-ups, and dirty P&L (which include commissions, mark-ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others) in order to correct such anomaly.

Days in which expect losses to exceed VaR are noted as “exceptions”. Over a long period of time we would expect an average of approximately three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2010 when there were no exceptions, and other periods where there are more exceptions than expected.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

b.	Balance sheet management

i.	Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained at low levels throughout 2010 (under 700 million pesos) mainly due to the short-term repricing of the credit portfolio. At the end of December 2010, the risk consumption measured in terms of 100 basis points sensitivity of the MVE, stood at under 750 million pesos.

Interest Rate Risk Profile at December 31, 2010

The tables below show the distribution of interest rate risk by maturity as of December 31, 2010 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	44,879	31,319	-	-	-	-	-	-	13,560
Loans	223,786	28,453	15,943	8,546	74,456	33,430	-	60,624	2,334
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	75,789	75,789	-	-	-	-	-	-	-
Securities	67,367	21,760	21,192	1,037	62	16,907	6,409	-	-
Permanent	12,979	-	-	-	-	-	-	-	12,979
Other Balance Sheet Assets	26,725	-	-	-	-	-	-	-	26,725
Total Balance Sheet Assets	451,525	157,321	37,135	9,583	74,518	50,337	6,409	60,624	55,598
Money Market	(65,836)	(61,279)	(482)	-	-	-	-	-	(4,075)
Deposits	(254,067)	(125,052)	(2,099)	(111)	(12)	(126,793)	-	-	-
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(1,791)	(1,791)	-	-	-	-	-	-	-
Long-Term Funding	(5,002)	(5,002)	-	-	-	-	-	-	-
Equity	(78,741)	-	-	-	-	-	-	-	(78,741)
Other Balance Sheet Liabilities	(39,099)	-	-	-	-	-	-	-	(39,099)
Total Balance Sheet Liabilities	(444,536)	(193,124)	(2,581)	(111)	(12)	(126,793)	-	-	(121,915)
Total Balance Sheet Gap	6,989	(35,803)	34,554	9,472	74,506	(76,456)	6,409	60,624	(66,317)
Total Off-Balance Sheet Gap	2,606	(3,050)	(99)	482	12	4,755	605	(99)	-
Total Structural Gap	9,595	(38,853)	34,455	9,954	74,518	(71,701)	7,014	60,525	(66,317)
Accumulated Gap	9,595	(38,853)	(4,398)	5,556	80,074	8,373	15,387	75,912	9,595

Risks and results in 2011

a.	Trading

The average VaR of the Group's market trading operations in 2011 stood at 125 million pesos, significantly lower than that for 2010 at 162 million pesos, even though in 2011, the Group continued to be affected by periods of high volatility as a result of the sovereign debt crisis in Europe. In 2011 the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and vega risk in interest rate derivatives that decreased as a result of the strategy of the trading book. VaR modeling did not change during 2011. At the end of December 2011, the VaR stood at 103 million pesos.

Average VaR fell by 37 million pesos with respect to 2010. This reduction was concentrated in interest rate VaR, which fell from 158 million pesos to 120 million pesos, in equities VaR from 50 million pesos to 42 million pesos, and in exchange rate VaR from 29 million pesos to 20 million pesos.

i.	Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR decreased since February until September of 2011 where the VaR limit was exceeded during two days (September 22 and September 23) because of turbulence in the global economy. Subsequent to these dates, the VaR continued decreasing and remained stable until the end of December.

ii.	Calibration and test measures

Pursuant to the recommendations issued by Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2011, the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2011, there were four 99% VaR exceptions (i.e., days when the daily loss exceeded VaR), all of them due to movements in the risk factors (interest rates and equities) it is worth  noting that in 2010 there were no 99% VaR breaks. Also during 2011, an exception to 99% VaE occurred (i.e., days when the daily gain exceeded VaE) on August 26, 2011 due mainly to the changes in the medium-and long-term interest rates.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2011.

b.	Balance sheet management

i.	Interest rate risk

At the end of December 2011, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,800 million pesos.

Interest Rate Risk Profile at December 31, 2011

The table below shows the distribution of interest rate risk by maturity as of December 31, 2011 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	132,290	34,815	251	1	8	32	31	67	97,085
Loans	355,838	215,837	8,768	11,978	14,202	38,854	20,108	56,612	(10,521)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	65,574	36,979	986	437	865	5,107	2,606	18,450	144
Securities	135,411	19,821	8,690	8,031	972	17,549	6,931	6,393	67,024
Permanent	624	-	-	-	-	-	-	-	624
Other Balance Sheet Assets	140,984	-	-	-	-	-	-	-	140,984
Total Balance Sheet Assets	830,721	307,452	18,695	20,447	16,047	61,542	29,676	81,522	295,340
Money Market	(205,158)	(22,825)	(251)	-	-	-	-	-	(182,082)
Deposits	(320,348)	(182,273)	(11,856)	(1,428)	(6,940)	(110,683)	-	-	(7,168)
Trade Finance	(1,387)	-	-	-	-	-	-	-	(1,387)
Intragroup	(65,431)	(36,979)	(986)	(437)	(865)	(5,107)	(2,606)	(18,450)	(1)
Long-Term Funding	(26,839)	(22,617)	(77)	-	(77)	(307)	(306)	(2,389)	(1,066)
Equity	(106,370)	-	-	-	-	-	-	-	(106,370)
Other Balance Sheet Liabilities	(155,133)	-	-	-	-	-	-	-	(155,133)
Total Balance Sheet Liabilities	(880,666)	(264,694)	(13,170)	(1,865)	(7,882)	(116,097)	(2,912)	(20,839	(453,207)
Total Balance Sheet Gap	(49,945)	42,758	5,525	18,582	8,165	(54,555)	26,764	60,683	(157,867)
Total Off-Balance Sheet Gap	(28,245)	(20,450)	(330)	(2,642)	711	180	(515)	(4,922)	(277)
Total Structural Gap	(78,190)	22,308	5,195	15,940	8,876	(54,375)	26,249	55,761	158,144)
Accumulated Gap	(78,190)	22,308	27,503	43,443	52,319	(2,056)	24,193	79,954	(78,190)

ii.	Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2011 (Millions of pesos):

	Total	0 -1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1- 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	132,310	111,801	251	3	10	39	36	72	20,099
Loans	390,019	50,724	29,464	30,906	41,673	108,848	43,628	92,889	(8,113)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	66,817	2,208	1,323	783	36,197	5,107	2,606	18,449	144
Securities	236,121	214,684	324	2	-	5,252	-	-	15,859
Permanent	624	-	-	-	-	-	-	-	624
Other Balance Sheet Assets	140,984	-	-	-	-	-	-	-	140,984
Total Balance Sheet Assets	966,876	379,417	31,362	31,694	77,880	119,246	46,270	111,411	169,596
Money Market	(205,158)	(197,071)	(251)	-	-	-	-	-	(7,837)
Deposits	(320,032)	(94,694)	-	-	(6,884)	(217,803)	-	-	(651)
Trade Finance	(1,387)	-	-	-	-	-	-	-	(1,387)
Intragroup	(66,673)	(2,208)	(1,323)	(783)	(36,197)	(5,107)	(2,606)	(18,449)	(1)
Long-Term Funding	(29,471)	(1,235)	(244)	(222)	(549)	(19,884)	(4,948)	(2,389)	-
Equity	(106,370)	-	-	-	-	-	-	-	(106,370)
Other Balance Sheet Liabilities	(155,130)	-	-	-	-	-	-	-	(155,130)
Total Balance Sheet Liabilities	(884,221)	(295,207)	(1,818)	(1,005)	(43,630)	(242,794)	(7,554)	(20,839)	(271,374)
Total Balance Sheet Gap	82,655	84,210	29,544	30,689	34,249	(123,548)	38,716	90,572	(101,778)
Total Off-Balance Sheet Gap	(14,415)	(4,806)	(1,662)	(386)	(2,200)	(5,428)	773	(430)	(277)
Total Structural Gap	68,240	79,404	27,882	30,303	32,049	(128,976)	39,490	90,142	(102,055)
Accumulated Gap	-	79,404	107,286	137,590	169,639	40,664	80,153	170,295	68,240

Risks and results in 2012

a.	Trading

The average VaR of the Group's market trading operations in 2012, stood at 87 million pesos, significantly lower than that for 2011 at 125 million pesos. In 2012, the changes in VaR were due mainly to changes in the interest rate risk and vega risk in interest rate derivatives that decreased as a result of the strategy of the trading book. VaR modeling did not change during 2012. At the end of December 2012, the VaR stood at 72 million pesos.

Average VaR fell by 38 million pesos with respect to 2011. This reduction was concentrated in interest rate VaR, which fell from 120 million pesos to 88 million pesos, in equities VaR from 42 million pesos to 14 million pesos, and in exchange rate VaR from 20 million pesos to 10 million pesos.

i.	Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2012 remained at levels below the limit of 260 million pesos. During the final quarter of 2012, the VaR decreased below 100 million pesos.

ii.	Calibration and test measures

Pursuant to the recommendations issued by Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2012 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2012, one exception to 99% VaR occurred (i.e., days when the daily loss exceeded VaR) on December 31, 2012, due mainly to the changes in interests rates. During 2011, there were four 99% VaR exceptions. Also during 2012, there were four 99% VaE breaks (i.e., days when the daily gain exceeded VaE), also due mainly to the changes in the medium-and long-term interest rates.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2012.

b.	Balance sheet management

i.	Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2012 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2012, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,900 million pesos.

Interest Rate Risk Profile at December 31, 2012

The table below shows the distribution of interest rate risk by maturity as of December 31, 2012 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	159,137	45,485	-	2	8	32	30	49	113,531
Loans	400,495	236,190	12,099	10,382	15,668	45,874	22,446	69,903	(12,067)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	205	-	-	-	-	-	-	-	205
Securities	189,824	15,794	6,327	5,271	5,849	13,323	2,261	7,292	133,707
Permanent	(2,647)	-	-	-	-	-	-	-	(2,647)
Other Balance Sheet Assets	159,942	-	-	-	-	-	-	-	159,942
Total Balance Sheet Assets	906,956	297,469	18,426	15,655	21,525	59,229	24,737	77,244	392,671
Money Market	(155,926)	(9,821)	(5,348)	(977)	(198)	-	-	-	(139,582)
Deposits	(334,145)	(180,783)	(9,527)	(528)	(7,968)	(135,339)	-	-	-
Trade Finance	(917)	-	-	-	-	-	-	-	(917)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(78,836)	(35,415)	(956)	(269)	(350)	(1,391)	(1,392)	(17,915)	(21,148)
Equity	(112,233)	-	-	-	-	-	-	-	(112,233)
Other Balance Sheet Liabilities	(164,984)	-	-	-	-	-	-	-	(164,984)
Total Balance Sheet Liabilities	(847,041)	(226,019)	(15,831)	(1,774)	(8,516)	(136,730)	(1,392)	(17,915)	(438,864)
Total Balance Sheet Gap	59,915	71,450	2,595	13,881	13,009	(77,501)	23,345	59,329	(46,193)
Total Off-Balance Sheet Gap	(11,124)	578	(1,417)	(2,287)	(157)	(1,246)	(888)	(5,707)	-
Total Structural Gap	48,791	72,028	1,178	11,594	12,852	(78,747)	22,457	53,622	(46,193)
Accumulated Gap		72,028	73,206	84,800	97,652	18,905	41,362	94,984	48,791

ii.	Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2012 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	159,140	111,372	10,035	2	8	32	30	49	37,612
Loans	432,213	62,816	34,394	33,479	47,129	123,026	45,587	97,849	(12,067)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	205	-	-	-	-	-	-	-	205
Securities	169,523	146,322	208	1	1	5,482	-	-	17,509
Permanent	(2,647)	-	-	-	-	-	-	-	(2,647)
Other Balance Sheet Assets	159,942	-	-	-	-	-	-	-	159,942
Total Balance Sheet Assets	918,376	320,510	44,637	33,482	47,138	128,540	45,617	97,898	200,554
Money Market	(155,986)	(139,364)	(1,777)	(4,109)	(3,251)	(525)	-	-	(6,960)
Deposits	(334,146)	(144,579)	(30,783)	(319)	(5,949)	(152,516)	-	-	-
Trade Finance	(917)	-	-	-	-	-	-	-	(917)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(80,373)	(20,092)	(2,646)	(10,467)	(8,013)	(15,556)	(5,684)	(17,915)	-
Equity	(112,233)	-	-	-	-	-	-	-	(112,233)
Other Balance Sheet Liabilities	(164,984)	-	-	-	-	-	-	-	(164,984)
Total Balance Sheet Liabilities	(848,639)	(304,035)	(35,206)	(14,895)	(17,213)	(168,597)	(5,684)	(17,915)	(285,094)
Total Balance Sheet Gap	69,737	16,475	9,431	18,587	29,925	(40,057)	39,933	79,983	(84,540)
Total Off-Balance Sheet Gap	8,512	(439)	493	(1,078)	(1,920)	2,962	2,933	5,561	-
Total Structural Gap	78,249	16,036	9,924	17,509	28,005	(37,095)	42,866	85,544	(84,540)
Accumulated Gap		16,036	25,960	43,469	71,474	34,379	77,245	162,789	78,249

Current liquidity position

Management believes that the Group’s structural liquidity position allows for the ability to cope with further stress market conditions, as reflected by the following factors:

-	Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 43.6% of the consolidated total assets at the end of 2012, and were funded almost entirely by customer deposits comprised of interest-bearing and noninterest-bearing demand deposits and time deposits. Other sources of short-term funding include promissory notes with interest payable at maturity and reverse repurchase agreements.

We also have access to long-term funding through the issuance of unsecured bonds and structured bank bonds in the local market. As of December 31, 2012, the balance of our long-term funding outstanding totaled 35,974 million pesos with an average maturity of 2.3 years.  Additionally, at the end of 2012, the Group issued a 10-year US dollar-denominated unsecured bond for an amount of USD 1,000,000,000, aimed to extend the duration of our liabilities and refinance indebtedness maturing in the first half of 2013.

-	Solid regulatory framework

Under the Law of the Mexican Central Bank, the Central Bank has the authority to order the percentage of the liabilities of financial institutions that must be deposited in interest or noninterest-bearing deposits with the Mexican Central Bank. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes Compulsory Deposits requirements on Mexican commercial banks. The amount of the deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2008.

The Compulsory Deposits required under the terms of the Bulletin 36/2008 have an indefinite term. During the time these Compulsory Deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these Compulsory Deposits at such time, if any, that the Compulsory Deposits are suspended or terminated. These Compulsory Deposits represent 4% of the consolidated total assets at the end of 2012.

We also calculate two liquidity coefficients monthly, one for our peso-denominated positions and one for our foreign currency-denominated positions, which are translated into U.S. dollars for the purpose of the calculation. We seek to maintain the liquidity coefficient at greater than 10% for each of our peso-denominated positions and our U.S. dollar-denominated positions. This coefficient was 34% and 19%, respectively, at the end of 2012.

Finally, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the Monetary Regulatory Deposit previously mentioned.

-	Funding dynamics

As described previously, customer deposits funded 103% of Loans and advances to customers at the end of 2012. Additionally, at the end of 2012, the Group issued 10-year US dollar-denominated senior notes  aimed at extending the duration of our liabilities and refinancing indebtedness maturing in the first half of 2013, which currently is an aggregate of approximately 9,700 million pesos. The breakdown of the total issuances (long-term) outstanding as of December 31, 2012 is as follows:

	Amount (Millions of pesos)	Issue Date	Maturity Date	Rate
Structured bank bonds	76	05/23/2008	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2008	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2008	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	06/15/2011	06/11/2014	TIIE
Structured bank bonds	92	06/02/2011	05/29/2014	TIIE
Structured bank bonds	200	05/07/2012	05/05/2014	TIIE
Structured bank bonds	57	05/18/2012	05/17/2013	TIIE
Structured bank bonds	131	08/29/2012	08/26/2015	TIIE
Structured bank bonds	30	09/28/2012	12/20/2013	TIIE
Structured bank bonds	13	09/28/2012	12/20/2013	TIIE
Structured bank bonds	20	10/16/2012	10/15/2015	IBEX35
Structured bank bonds	20	11/14/2012	05/14/2013	IPC and BOVESPA
Structured bank bonds	15	11/30/2012	11/28/2014	TIIE
Structured bank bonds	13	11/09/2012	01/09/2013	TIIE
Structured bank bonds	11	11/29/2012	02/28/2013	1%
Unsecured bonds	5,000	04/22/2010	04/18/2013	TIIE+12 bps
Unsecured bonds	5,000	01/31/2011	01/27/2014	TIIE+20 bps
Unsecured bonds	1,000	03/22/2011	03/19/2013	TIIE+15 bps
Unsecured bonds	3,700	03/22/2011	04/16/2013	TIIE+15 bps
Unsecured bonds	1,700	03/22/2011	03/09/2021	8.91%
Unsecured bonds	730	07/07/2011	01/27/2014	TIIE+20 bps
Unsecured bonds	2,800	09/28/2011	09/21/2016	TIIE+50 bps
Unsecured bonds	1,300	10/20/2011	09/21/2016	TIIE+50 bps
Unsecured bonds	191	07/12/2010	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/12/2010	07/15/2013	Guaranteed rate subject to IPC yield
Senior notes	12,966	11/09/2012	11/09/2022	4.125%

ii.	Exposures related to complex structured assets

The Group's policy with respect to the approval of new transactions involving complex structures is highly conservative and is subject to strict supervision by the Group's senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

-	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

-	Whether the inputs used in the valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

-	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the planned transactions.

-	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

48.    Consolidated Subsidiaries

Subsidiaries as of December 31, 2011.

	PERCENTAGE
NAME	DIRECT (%)	INDIRECT (%)	PERCENTAGE OF VOTING RIGHTS (%)	ACTIVITY

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO SANTANDER MÉXICO	99.99088%	-	100%	BANKING
CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO	99.96681%	-	100%	BROKER DEALER
GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN, GRUPO FINANCIERO SANTANDER MÉXICO	99.99999%	-	100%	MANAGEMENT OF INVESTMENT FUNDS
SANTANDER CONSUMO, S.A. DE C.V. SOFOM E.R.	99.99999%	-	100%	CREDIT CARDS
FIDEICOMISO GFSSLPT, BANCO SANTANDER. S.A.	100.0000%	-	100%	FINANCE
INSTITUTO SANTANDER SERFIN, A.C.	99.99999%	-	100%	NOT-FOR-PROFIT INSTITUTE
BANCO SANTANDER S.A., FIDEICOMISO 100740	100.0000%	-	100%	FINANCE
SANTANDER HIPOTECARIO, S.A. DE C.V. SOFOM E.R.	100.0000%	-	100%	MORTGAGE LENDING
SANTANDER HOLDING VIVIENDA, S.A. DE C.V.	100.0000%	-	100%	SUBHOLDING
SANTANDER SERVICIOS CORPORATIVOS, S.A. DE C.V.	100.0000%	-	100%	SERVICES
SANTANDER SERVICIOS ESPECIALIZADOS, S.A. DE C.V.	100.0000%	-	100%	SERVICES
ALMACENADORA SOMEX, S.A.	97.24091%	-	100%	NON-OPERATING

Subsidiaries as of December 31, 2012.

	PERCENTAGE
NAME	DIRECT (%)	INDIRECT (%)	PERCENTAGE OF VOTING RIGHTS (%)	ACTIVITY

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO SANTANDER MÉXICO	99.99114%	-	100%	BANKING
CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER MÉXICO	99.96681%	-	100%	BROKER DEALER
GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN, GRUPO FINANCIERO SANTANDER MÉXICO	99.99999%	-	100%	MANAGEMENT OF INVESTMENT FUNDS
SANTANDER CONSUMO, S.A. DE C.V. SOFOM E.R.	99.99999%	-	100%	CREDIT CARDS
FIDEICOMISO GFSSLPT, BANCO SANTANDER. S.A.	100.00000%	-	100%	FINANCE
INSTITUTO SANTANDER SERFIN, A.C.	99.99999%	-	100%	NOT-FOR-PROFIT INSTITUTE
BANCO SANTANDER, S.A., FIDEICOMISO 100740	100.00000%	-	100%	FINANCE
SANTANDER HIPOTECARIO, S.A. DE C.V. SOFOM E.R.	100.00000%	-	100%	MORTGAGE LENDING
SANTANDER HOLDING VIVIENDA, S.A. DE C.V.	100.00000%	-	100%	SUBHOLDING
SANTANDER SERVICIOS CORPORATIVOS, S.A. DE C.V.	100.00000%	-	100%	SERVICES
SANTANDER SERVICIOS ESPECIALIZADOS, S.A. DE C.V.	100.00000%	-	100%	SERVICES

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF DECEMBER 31, 2011 and 2012
(Millions of pesos)

ASSETS	12/31/2011	12/31/2012	LIABILITIES AND EQUITY	12/31/2011	12/31/2012

CASH AND BALANCES WITH CENTRAL BANK	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-
			Trading derivatives
			Short positions
FINANCIAL ASSETS HELD FOR TRADING:	6,443	6
Debt instruments	6,443	6	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH	-	-
Equity instruments			PROFIT OR LOSS:
Trading derivatives			Deposits from Central Bank – Reverse repurchase agreements
			Deposits from credit institutions – Reverse repurchase agreements
			Customer deposits – Reverse repurchase agreements
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	-	-	FINANCIAL LIABILITIES AT AMORTIZED COST:	11,610	200
Loans and advances to credit institutions - Repurchase agreements			Deposits from Central Bank
Loans and advances to customers - Repurchase agreements			Deposits from credit institutions
			Customer deposits
			Marketable debt securities
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	-	-	Dividends payable	11,350
Debt instruments			Other financial liabilities	260	200
Equity instruments
			HEDGING DERIVATIVES	-	-

LOANS AND RECEIVABLES:	562	569	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS
Loans and advances to credit institutions	562	569	HELD FOR SALE	-	-
Loans and advances to customers
Debt instruments			LIABILITIES UNDER INSURANCE CONTRACTS	-	-

			PROVISIONS:	-	-
HEDGING DERIVATIVES	-	-	Provisions for pensions and similar obligations
			Provisions for tax and legal matters
			Provisions for off-balance sheet risk
NON-CURRENT ASSETS HELD FOR SALE	-	-	Other provisions

			TAX LIABILITIES:	1,094	16
INVESTMENTS IN SUBSIDIARIES	96,074	100,550	Current	1,094	16
Banco Santander (México) S.A.	94,558	98,738	Deferred
Others	1,516	1,812

REINSURANCE ASSETS	-	-	OTHER LIABILITIES	-	9

			TOTAL LIABILITIES	12,704	225
TANGIBLE ASSETS	-	-
Property, plant and equipment			SHAREHOLDERS' EQUITY:	90,104	100,219
			Share capital	25,658	25,658
INTANGIBLE ASSETS:	-	-	Share premium	11,415	11,415
Goodwill
Other intangible assets			Accumulated reserves	35,261	45,731
			Profit for the year attributable to the Parent	17,770	17,415

TAX ASSETS:	1,100	71
Current	1,097	68	VALUATION ADJUSTMENTS:	1,372	764
Deferred	3	3	Available-for-sale financial assets	442	673
			Cash flow hedges	930	91
OTHER ASSETS	1	12	Non-current assets held for sale
			TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE
			TO THE PARENT	91,476	100,983

			TOTAL EQUITY	91,476	100,983
TOTAL ASSETS	104,180	101,208	TOTAL LIABILITIES AND EQUITY	104,180	101,208

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2010, 2011 and 2012
(Millions of pesos)
	(Debit)/Credit

	2010	2011	2012

Interest income and similar income	38	68	86
Interest expenses and similar charges	-	(10)	(9)
NET INTEREST INCOME	38	58	77
Income from equity instruments	3,200	5,890	15,373
Banco Santander (México), S.A.	3,000	5,690	15,373
Others	200	200	-
Income from companies accounted for using the
equity method	9,311	7,054	2,015
Banco Santander (México), S.A.	8,644	8,479	1,580
Others	667	(1,425)	435
Fee and commission income	-	-	-
Fee and commission expenses	-	-	-
Gains/(losses) on financial assets and liabilities (net)	-	-	-
Exchange differences (net)	-	1	-
Other operating income	94	-	-
Other operating expenses	(41)	-	-
TOTAL INCOME	12,602	13,003	17,465
Administrative expenses:	(38)	(47)	(55)
Personnel expenses	(26)	(27)	(27)
Other general administrative expenses	(12)	(20)	(28)
Depreciation and amortization	-	-	-
Impairment losses on financial assets (net):	-	-	-
Loans and receivables	-	-	-
Impairment losses on other assets (net):	-	-	-
Other intangible assets	-	-	-
Non-current assets held for sale	-	-	-
Provisions (net)	20	9	-
Gains/(losses) on disposal of assets not classified as
non-current assets held for sale	-	-	21
Gains/(losses) on disposal of non-current assets held
for sale not classified as discontinued operations	-	-	-
OPERATING PROFIT BEFORE TAX	12,584	12,965	17,431
Income tax	3	(16)	(16)
PROFIT FROM CONTINUING OPERATIONS	12,587	12,949	17,415
PROFIT FROM DISCONTINUED OPERATIONS (net)	-	4,822	-
CONSOLIDATED PROFIT FOR THE YEAR	12,587	17,771	17,415

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012
(Millions of Pesos)
	2010	2011	2012

A. CASH FLOWS FROM OPERATING ACTIVITIES:	4,000	36	18,650
Profit for the year	12,587	17,771	17,415
Adjustments made to obtain the cash flows from operating activities	(12,514)	(17,750)	(17,372)
Income from equity instruments	(3,200)	(5,890)	(15.373)
Income from companies accounted for using the equity method	(9,311)	(7,054)	(2,015)
Income tax expense recognized in income statement	(3)	16	16
Profit on discontinued operations	-	(4,822)	-
Net change in other operating assets and liabilities	758	(5,858)	3,257
Income tax paid	(31)	(17)	(24)
Dividends received	3,200	5,890	15,374

B. CASH FLOWS FROM INVESTING ACTIVITIES:	-	6,364	-
Proceeds
Discontinued operations	-	6,364	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(4,000)	(6,400)	(18,650)
Payments
Dividends	(4,000)	(6,400)	(18,650)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN
CURRENCY CASH DEPOSITS	-	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-	-
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	-	-	-

On March 5, 2012, we paid a dividend of 11,350 million pesos with cash obtained from dividends paid by our subsidiary, Banco Santander México, of 8.074 billion pesos, and proceeds from the sale of securities held for trading of 6,471 million pesos, both of which occurred on March 5, 2012. The held for trading securities were purchased with the proceeds from the sale of the insurance business in 2011. Historically, we have funded our dividend payments principally with cash provided by dividends received from Banco Santander México.

Additionally, on September 13, 2012 we paid a dividend of 11,350 million pesos with cash obtained from dividends paid by our subsidiary, Banco Santander México.