Form 20-F
period 2013-12-31
Santander Mexico Financial Group, S.A.B. de C.V.
filed 2014-04-29
CIK 1551975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to .
Commission file number: 001-35658
GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)
SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Series B shares: 3,322,085,768
Series F shares: 3,464,309,145

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒  Yes      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes       ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer.  When we refer to “Gestión Santander” we refer to Gestión Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican mutual fund manager (entity sold in December 2013).  When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Spain conglomerate and its consolidated subsidiaries.

References in this annual report on Form 20-F to certain financial terms have the following meanings:

•
References to “Mexican Banking GAAP” are to the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) for credit institutions, as amended.  These accounting principles apply to holding companies when the principal subsidiary is a bank.

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee.

•
References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2012 and December 31, 2013, and for each of the fiscal years ended December 31, 2011, 2012 and 2013, together with the notes thereto.  The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

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

Currency and accounting principles.  We maintain our financial books and records in pesos.  Our consolidated income statement data for each of the years ended December 31, 2010, 2011, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2010, 2011, 2012 and 2013, included in this annual report on Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and are prepared in accordance with IFRS.  For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with the accounting rules of the CNBV, which prescribes generally accepted accounting principles for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP.  While we have prepared our consolidated financial data as of and for the years ended December 31, 2010, 2011, 2012 and 2013 in accordance with IFRS (with a transition date of January 1, 2010), data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars.  This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.13.0843 to U.S.$1.00, the rate calculated on December 31, 2013 (the last business day in December) and published on January 2, 2014 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera).  The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

Retrospectively adjusted amounts for comparability. For comparative purposes, we have adjusted previously presented consolidated income statement data and previously presented consolidated balance sheet data to reflect the application of IAS 19, as well as discontinued operations relating to our sale of Gestión Santander in December 2013. See Item 5. Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies—Application of New and Revised IFRS—IAS 19 Employee Benefits.

We have retrospectively adjusted the comparative amounts since January 1, 2010 in our selected financial data as if this revised standard had been in effect since that date. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.  UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor).  Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument.  Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment.  As of December 31, 2013, one UDI was equal to Ps.5.058731 (U.S.$0.3866).

v

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

Basel Committee	Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries

Bonding Companies Law	Ley Federal de Instituciones de Finanzas

BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)

Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)

CFC	Mexican Federal Economic Competition Commission (Comisión Federal de la Competencia Económica)

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer relationship management

General Law of Ancillary Credit Organizations and Activities	Ley General de Organizaciones y Actividades Auxiliares del Crédito

General Law of Negotiable Instruments and Credit Transactions	Ley General de Títulos y Operaciones de Crédito

IFRS
International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Standards Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Insurance Companies Law	Ley General de Instituciones y Sociedades Mutualistas de Seguros

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

LGD	Loss given default

MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)

Mexican Banking GAAP	The accounting principles and regulations prescribed by the CNBV for credit institutions, as amended

Mexican Banking Law	Ley de Instituciones de Crédito

Mexican Central Bank	Banco de México

Mexican Commerce Code	Código de Comercio

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Mutual Funds Law	Ley de Sociedades de Inversión

Mexican Securities Market Law	Ley del Mercado de Valores

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NIM	Net Interest Margin

NIM Sensitivity
Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

PD	Probability of default

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

SEC	U.S. Securities and Exchange Commission

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

SHF	Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.100,000,000 (U.S.$7,642,747)

Sofoles
Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focused primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals.  All existing Sofol authorizations automatically terminated on July 19, 2013.  Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

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

Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México);

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for loan losses and other losses;

•	increased default by borrowers;

•	exposure to the home builders sector;

•	our inability to successfully and effectively integrate acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

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

ENFORCEMENT OF JUDGMENTS

We are a publicly traded variable capital corporation (sociedad anónima bursátil de capital variable) incorporated in accordance with the laws of Mexico.  All of our directors and officers and experts named herein are non-residents of the United States, and substantially all of the assets of such persons and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws.  We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.  We have been advised by such special Mexican counsel that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments.  In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

x

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

We have derived our selected consolidated income statement data for the years ended December 31, 2010, 2011, 2012 and 2013 and our selected consolidated balance sheet data as of January 1, 2010 and December 31, 2010, 2011, 2012 and 2013 from our audited financial statements, which have been prepared in accordance with IFRS.

We have not included selected consolidated financial data as of and for the year ended December 31, 2009 in the tables below. Prior to January 1, 2010 (transition date to IFRS), we did not prepare financial statements in accordance with IFRS. As a result, we are unable to present selected financial data in accordance with IFRS as of and for the year ended December 31, 2009 without unreasonable effort and expense.

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data and previously presented consolidated balance sheet data to reflect the application of IAS 19, as well as discontinued operations relating to our sale of Gestión Santander in December 2013.

We have retrospectively adjusted the comparative amounts since January 1, 2010 in our selected financial data as if this revised standard had been in effect since that date. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2010		2011		2012		2013		2013
	(Millions of pesos)(1)								(Millions of U.S. dollars)(1)(2)
Interest income and similar income	Ps.	39,237	Ps.	46,587	Ps.	55,521	Ps.	55,386	U.S.$	4,233
Interest expenses and similar charges		(12,991)		(17,976)		(21,639)		(19,539)		(1,493)
Net interest income		26,246		28,611		33,882		35,847		2,740
Income from equity instruments		289		299		212		245		19
Fee and commission income (net)		8,999		9,904		11,685		12,844		982
Gains/(losses) on financial assets and liabilities (net)		3,618		271		1,265		3,281		251
Exchange differences (net)		(14)		30		(6)		—		—
Other operating income		665		623		628		787		60
Other operating expenses		(1,507)		(1,590)		(1,794)		(2,078)		(159)
Total income		38,296		38,148		45,872		50,926		3,893
Administrative expenses		(13,280)		(14,918)		(16,724)		(18,630)		(1,424)
Personnel expenses		(6,542)		(7,297)		(8,232)		(9,261)		(708)
Other general administrative expenses		(6,738)		(7,621)		(8,492)		(9,369)		(716)
Depreciation and amortization		(1,396)		(1,457)		(1,537)		(1,620)		(124)
Impairment losses on financial assets (net)		(6,972)		(5,435)		(8,970)		(14,905)		(1,139)
Loans and receivables(3)		(6,972)		(5,435)		(8,970)		(14,905)		(1,139)
Impairment losses on other assets (net)		(92)		(100)		(34)		(22)		(2)
Other intangible assets		(27)		(30)		—		—		—
Non-current assets held for sale		(65)		(70)		(34)		(22)		(2)
Provisions (net)(4)		(469)		1,890		680		(751)		(57)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1,743		31		2
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		135		(16)		(1)
Operating profit before tax		16,027		18,195		21,165		15,013		1,148
Income tax		(4,409)		(4,776)		(3,853)		(2,670)		(204)
Profit from continuing operations		11,618		13,419		17,312		12,343		944
Profit from discontinued operations (net)		969		4,352		132		1,938		148
Consolidated profit for the year	Ps.	12,587	Ps.	17,771	Ps.	17,444	Ps.	14,281	U.S.$	1,092
Profit attributable to the Parent		12,586		17,770		17,443		14,279		1,092
Profit attributable to non-controlling interests		1		1		1		2		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.85		2.62		2.57		2.11		0.16
Diluted earnings per share		1.85		2.62		2.57		2.11		0.16
Earnings per share from continuing operations:
Basic earnings per share		1.71		1.98		2.55		1.82		0.14
Diluted earnings per share		1.71		1.98		2.55		1.82		0.14
Cash dividend per share (pesos) (5)		0.94		1.67		1.08		3.08		—
Cash dividend per share (U.S. dollar) (2)(5)		0.07		0.12		0.08		0.24		—
Weighted average shares outstanding		6,786,395		6,786,395		6,782,807		6,773,812		6,773,812
Adjusted number of shares		6,786,395		6,786,395		6,782,807		6,773,812		6,773,812

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2013 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.0843 per U.S.$1.00 as calculated on December, 31, 2013 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2014 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)
On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012.  On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013.  On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,
	2010		2010		2011		2012		2013		2013
	(Millions of pesos)										(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,170	Ps.	44,136	Ps.	44,143	Ps.	48,397	Ps.	49,681	U.S.$	3,797
Financial assets held for trading		190,613		238,613		242,463		198,250		176,907		13,521
Other financial assets at fair value through profit or loss		12,000		12,661		21,589		63,168		86,361		6,600
Available-for-sale financial assets		76,450		60,426		61,582		47,518		61,525		4,702
Loans and receivables		243,540		271,879		346,187		403,036		441,657		33,755
Hedging derivatives		928		1,287		897		300		300		23
Non-current assets held for sale		260		7,811		464		576		1,100		84
Investments in associates		284		—		—		—		—		—
Reinsurance assets		437		—		—		—		—		—
Tangible assets		5,705		5,488		5,607		4,113		4,767		364
Intangible assets		1,849		1,879		3,462		3,648		3,751		287
Tax assets		15,806		15,266		13,454		17,784		25,943		1,983
Other assets		3,557		2,288		4,426		6,242		5,826		445
Total assets	Ps.	595,599	Ps.	661,734	Ps.	744,274	Ps.	793,032	Ps.	857,818	U.S.$	65,561

Liabilities
Financial liabilities held for trading	Ps.	101,487	Ps.	116,535	Ps.	125,291	Ps.	141,101	Ps.	136,199	U.S.$	10,409
Other financial liabilities at fair value through profit or loss		120,236		112,239		118,269		71,192		76,025		5,810
Financial liabilities at amortized cost		277,731		326,448		391,568		458,856		528,184		40,368
Hedging derivatives		70		28		2,501		1,637		1,392		106
Liabilities associated with non-current assets held for sale		—		5,368		—		—		—		—
Liabilities under insurance contracts		3,449		—		—		—		—		—
Provisions(2)		8,921		9,080		7,069		6,294		5,710		436
Tax liabilities		70		118		866		758		856		65
Other liabilities		5,240		6,557		7,866		13,582		16,934		1,294
Total liabilities	Ps.	517,204	Ps.	576,373	Ps.	653,430	Ps.	693,420	Ps.	765,300	U.S.$	58,488

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	1,961
Share premium		11,415		11,415		11,415		11,415		11,415		873
Accumulated reserves		40,425		33,745		34,618		44,324		41,593		3,179
Profit for the year attributable to the Parent		—		12,586		17,770		17,443		14,279		1,092
Valuation adjustments		888		1,947		1,372		764		(436)		(33)
Non-controlling interests		9		10		11		8		9		1
Total equity		78,395		85,361		90,844		99,612		92,518		7,073
Total liabilities and equity	Ps.	595,599	Ps.	661,734	Ps.	744,274	Ps.	793,032	Ps.	857,818	U.S.$	65,561

(1)
The balance as of December 31, 2013 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.0843 per U.S.$1.00 as calculated on December, 31, 2013 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2014 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

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

	As of and for the year ended December 31,
	2010	2011	2012	2013
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	6.09%	5.08%	5.09%	5.29%
Total margin(2)	8.16%	6.82%	6.84%	7.17%
Return on average total assets (ROAA)(3)	2.36%	2.67%	2.24%	1.83%
Return on average equity (ROAE)(4)	15.72%	22.01%	18.25%	14.16%
Efficiency ratio(5)	38.32%	42.92%	39.81%	39.76%
Net fee and commission income as a percentage of operating expenses(6)	61.32%	60.48%	63.99%	63.43%
Yield on average interest-earning assets	9.01%	8.18%	8.29%	8.12%
Average cost of interest-bearing liabilities	3.65%	3.71%	3.66%	3.26%
Net interest spread	5.36%	4.47%	4.63%	4.86%
Common stock dividend payout ratio(7)	50.85%	63.87%	41.85%	146.00%
Average interest-earning assets	435,651	569,502	669,697	682,420
Average interest-bearing liabilities	356,059	483,925	590,861	598,484
Capital adequacy
Net tangible book value(8)	83,482	87,382	95,964	88,767
Net tangible book value per share	12.30	12.88	14.15	13.09
Average equity as a percentage of average total assets	14.99%	12.11%	12.28%	12.90%
Total capital (Mexican Banking GAAP)	69,792	73,144	76,197	86,531
Tier 1 capital (Mexican Banking GAAP)	68,703	71,674	74,618	69,409
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	15.31%	14.53%	14.47%	12.77%
Total capital to risk-weighted assets(9) (Mexican Banking GAAP)	15.56%	14.82%	14.78%	15.91%
Asset quality
Non-performing loans as a percentage of total loans(10)	2.11%	1.98%	2.06%	3.81%
Non-performing loans as a percentage of computable credit risk(10)(11)	1.93%	1.83%	1.92%	3.56%
Loan charge-offs as a percentage of average total loans	4.93%	2.38%	2.45%	3.33%
Loan charge-offs as a percentage of computable credit risk(11)	4.01%	1.98%	2.15%	2.94%
Allowance for impairment losses as a percentage of average total loans(12)	3.58%	2.49%	2.80%	3.66%
Allowance for impairment losses as a percentage of non-performing loans(10)(12)	151.04%	113.55%	128.08%	90.70%
Allowance for impairment losses as a percentage of loan charge-offs(12)	72.60%	104.76%	114.34%	109.85%
Allowance for impairment losses as a percentage of total loans(12)	3.19%	2.25%	2.64%	3.45%
Liquidity
Liquid assets as a percentage of deposits(13)	79.69%	78.96%	56.48%	48.79%
Total loans, net of allowance for impairment losses, as a percentage of deposits(14)	84.24%	99.97%	98.23%	98.45%
Total loans as a percentage of total funding(15)	55.73%	65.86%	70.49%	67.86%
Deposits as a percentage of total funding(14)(15)	64.05%	64.39%	69.86%	66.55%
Operations
Offices(16)	1,073	1,097	1,142	1,234
Employees (full-time equivalent)	11,828	12,395	13,385	14,260

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

(12)	Allowance for impairment losses were Ps.7,558 million, Ps.7,247 million, Ps.9,387 million and Ps.13,764 million as of December 31, 2010, 2011, 2012 and 2013, respectively.

(13)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash, due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2010, 2011, 2012 and 2013, we had a total amount of liquid assets of Ps.216,913 million, Ps.248,505 million, Ps.198,777 million and Ps.190,678 million, respectively. For the years ended December 31, 2010, 2011, 2012 and 2013, the average amounts outstanding were Ps.201,854 million, Ps.220,444 million, Ps.215,274 and Ps. 188,614 million, respectively.

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

As of December 31, 2013, liquid assets were composed of the following: 26.0% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.0% debt instruments issued by the Mexican Government and 23.0% debt instruments issued by the Mexican Central Bank.

(14)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  “See Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(15)
For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and reverse repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2010, 2011, 2012 and 2013, our deposits and reverse repurchase agreements amounted to Ps.412,956 million, Ps.463,841 million, Ps.449,034 million and Ps.517,340 million, respectively, and our marketable debt securities amounted to Ps.12,005 million, Ps.23,894 million, Ps.54,703 million and Ps.53,118 million, respectively. Our subordinated liabilities amounted to Ps.16,824 million as of December 31, 2013.

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

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The rates shown below are in nominal pesos and have not been restated in constant currency units.  No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.  As of April 28, 2014, the exchange rate for U.S. dollars was Ps.13.14 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2009	Ps.	12.60	Ps.	15.37	Ps.	13.57	Ps.	13.07
2010		12.16		13.18		12.64		12.35
2011		11.50		14.24		12.47		13.95
2012		12.63		14.39		13.14		12.97
2013		11.98		13.44		12.87		13.08

(1)	Average end-of-month exchange rates for 2009, 2010, 2011, 2012 and 2013, respectively.

Month	Low		High		Average(1)		Period End
October 2013	Ps.	12.77	Ps.	13.27	Ps.	13.00	Ps.	13.01
November 2013		12.89		13.24		13.08		13.11
December 2013		12.86		13.24		13.01		13.08
January 2014		12.99		13.49		13.22		13.38
February 2014		13.19		13.39		13.28		13.24
March 2014		13.05		13.32		13.20		13.05
April 2014 (through April 28)	12.96		13.14		13.07		13.14

(1)	Average daily exchange rates for October, November and December 2013 and January, February, March and April (through April 28) 2014.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.13.0843 to U.S.$1.00, the exchange rate as calculated on December 31, 2013 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2014 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

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

In the past six years, financial systems worldwide have experienced periods and events of difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.  Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession.  Although macroeconomic conditions have slightly improved in the past two years, global imbalances and risks remain.  Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties.  Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).  The global economic slowdown and U.S. economic slowdown in particular had a negative impact on the Mexican economy and have adversely affected our business.

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

Some uncertainty remains concerning the future economic environment and there is no assurance when such conditions will improve.  While certain segments of the global economy are currently experiencing a moderate recovery, we expect that if these conditions continue, they may have a negative impact on our business and results of operations. Global investor confidence remains cautious, specifically regarding the trend of monetary policy in the United States and its effects on global liquidity conditions and economic recovery as a whole with particular implications for emerging markets such as Mexico. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue.  When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio.  Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses.  We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates.  As of December 31, 2013, the 1% NIM sensitivity was Ps.1,080 million.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and the value of our assets and liabilities.

We are also exposed to equity price risk in connection with our trading investments in equity securities. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected, which would in turn adversely impact our business.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets and negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments if conditions cause a decrease in expected values. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on sale or other disposal may be lower than current fair market values. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets with no reported trading prices, such as loans, and particularly in times of economic instability. In such circumstances, our valuation methodologies may require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual or future results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our allowance for loan losses is insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses.  Non-performing or low credit quality loans can have an adverse effect on us.  We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio.  In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as those associated with our recent acquisition of mortgage assets, as well as the adverse effect of changes in the credit quality of our borrowers and counterparties or a general deterioration in Mexican or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

Our current allowance for loan losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for loan losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and SMEs, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions and allowance for loan losses, which may adversely affect us.  If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 38% of the value of the total gross loan portfolio as of December 31, 2013) and, to a lesser extent, SMEs (those with annual revenues of less than Ps.100,000,000 (U.S.$7,642,747)), which comprised approximately 10% of the value of the total gross loan portfolio as of December 31, 2013.  As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources.  Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations.  For the year ended December 31, 2013, non-performing loans were Ps.15,175 million and total charge-offs against our allowance for impairment losses were Ps.12,530 million.  Non-performing loans related to individuals and SMEs represented 45.1% and 8.6%, respectively, of our total non-performing loans for the year ended December 31, 2013, as compared to 73.9% and 10.3%, respectively, of our total non-performing loans for the year ended December 31, 2012.  Charge-offs related to individual and SME loans represented 77.6% and 19.2%, respectively, of our total charge-offs for the year ended December 31, 2013, as compared to 84.4% and 15.4%, respectively, for the year ended December 31, 2012.  There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio.  In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to greater loan provisions.  As of December 31, 2013, our mortgage loan portfolio totaled Ps.91,859 million, representing 23.1% of our gross loans and advances to customers (excluding repurchase agreements).  If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for loan losses and subsequent charge-offs.  This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates.  Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years.  Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries.  Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities.  As of December 31, 2013, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$4.91 million (Ps.64.33 million) and U.S.$0.31 million (Ps.4.04 million), respectively.  Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our borrowers or affecting our results of operations when measured in U.S. dollar terms.  In addition, severe depreciations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on us.

Negative economic conditions in the United States and in other parts of the world have translated into high volatility in international and domestic markets. As a result, the Mexican peso has posted significant fluctuations in the past years. For instance, the peso depreciated 26.5% in 2008, but then it regained strength in 2009 and 2010, appreciating by 5.4% and 5.5%, and depreciating by 13.0% in 2011. At the end of 2012, the peso had appreciated to 12.87 pesos per U.S. dollar compared to the exchange rate at the end of 2011. At the end of 2013, the peso had depreciated to 13.08 pesos per U.S. dollar compared to the exchange rate at the end of 2012. The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, varying from auctioning U.S. dollars to intervening in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks.  However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

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

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican

Stock Exchange.  Such peso depreciations also will likely affect our revenues and earnings when measured in U.S. dollar terms and the market price of the ADSs.  Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any peso cash dividends and other distributions that we pay in pesos in respect of the Series B shares.

Mexican government laws and increasing banking regulations may have a material adverse effect on us.

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties and taxation and other matters.  These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for loan losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations.  Many of the applicable laws and regulations have changed extensively in recent years, with a negative impact on us.  There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations. On November 1, 2013 the Mexican Congress approved several tax reforms that have become effective. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación).  The tax reforms also repeal the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Única) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo). On November 26, 2013, the Mexican Congress approved a financial reform package that granted broader authority to financial authorities and ordered the Mexican competition authorities to initiate an investigation on the fairness of trade practices in the Mexican financial system. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”

One of the main aspects of the recent changes in the Mexican Banking Law approved by the Mexican Congress consists of the authority granted to the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) to conduct evaluations of Mexican banks. Although guidelines for such evaluations are to be included in the general rules to be issued, the evaluations will be based upon the size of the banks and their participation in the relevant markets, and will determine whether or not a particular bank is lending to all sectors of the economy (primarily to small and medium-sized businesses). Results of evaluations are required to be made publicly available by the Ministry. Negative results from evaluations may result in corrective measures being ordered.  It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

We cannot predict the terms that will be included in implementing regulations in connection with requirements to be satisfied in respect of lending activities to certain sectors of the economy. However, if the Ministry determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results of operations. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in Mexico and our financial condition and results of operations.

Given the current environment affecting the financial services sector, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” for a discussion of the governmental authorities that regulate us.

We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio.  In addition, because the mortgage foreclosure process relating to collateral in Mexico takes two to three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic’s liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

In July 2010, the Mexican government enacted the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) that protects personal data collected and requires that we ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. Violations of this law could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

Future Mexican government restrictions on interest rates or changes in allowance for loan losses requirements could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific  limit on the interest rates, subject to certain exceptions, that a bank may charge.  However, under the Law for the Transparency and Ordering of Financial Services, the Mexican Central Bank may issue regulations in respect of interest rates, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or the CFC). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates in the future, as of the date of this annual report on Form 20-F, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates we may charge. A portion of our revenues and operating cash flow is generated by the interest rates we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

Changes in regulatory or accounting requirements regarding allowance for loan losses may have a material adverse effect on us, our financial condition and results of operations.

We may be required to make significant contributions to the IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.1,146 million in 2009, Ps.982 million in 2010, Ps.1,228 million in 2011, Ps.1,342 million in 2012 and Ps.1,554 million in 2013.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP.  See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”  These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for loan losses requirements, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services.  Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses).  In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations.  As part of the financial reform undertaken in Mexico in 2013, the Mexican Congress approved changes to the Law for the Protection and Defense of Financial Services Users pursuant to which, among other things, the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF) is entitled to initiate class actions against Mexican financial institutions, in connection with any events, of any nature, affecting groups of users of financial services. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

The Mexican Federal Economic Competition Commission is required to investigate the Mexican financial system and to order measures to eliminate anti-competitive practices.

Under the financial reform approved by the Mexican Congress at the end of 2013, the CFC has been given a 180-day period within which to investigate whether competitive conditions exist in the Mexican financial system. Upon completion of the investigation, the CFC is required to make recommendations seeking to improve competition in the Mexican financial system, including eliminating barriers to entry and competition, ordering asset dispositions and taking any other measures aimed at eliminating anti-competitive practices. Although we cannot predict what determinations, if any, will be made by the CFC as a result of the aforementioned investigations, any such determination may impact banks as a whole and us, and may adversely impact our financial condition and results of operations.

Despite our risk management policies, procedures and methodologies, we may nonetheless be exposed to unidentified or unanticipated risks. In addition, failure to successfully implement and continue to improve our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems.  While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior.  We apply statistical tools to these observations to arrive at quantifications of our risk exposures.  These quantitative tools and metrics may fail to predict future risk exposures.  These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models.  This would limit our ability to manage our risks.  Our losses, thus, could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.  If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere.  This could harm our reputation as well as our revenues and profits.

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

In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in Mexico.  In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit bureaus and other sources.  Due to limitations in the availability of information and the developing information infrastructure in Mexico, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information.  In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective.  As a result, our ability to effectively manage our credit risk and subsequently our provisions and loan loss allowance may be materially adversely affected.

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

The fees and commissions that we earn from the different banking and other financial services that we provide  represent a significant source of our revenues.  Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues.  In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses and adversely affect our results of operations. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect us, including our fee and commission income.

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements of financial instruments, deferred tax assets, impairment of financial assets classified as available-for-sale, allowance for impairment losses on loans and receivables and provisions for off-balance sheet risk, business combinations and goodwill and provisions and contingent liabilities.

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

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits.  The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.  We anticipate that we will encounter greater competition as we expand our operations.  In addition, certain of our competitors, such as Sofomes, are not licensed financial institutions and, as such, not subject to the same extensive banking regulation, including capitalization and allowance for loan losses requirements.  As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and particularly, may be more aggressive in their loan origination activities.

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

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico.  According to the CNBV, as of December 31, 2013, Mexico’s ten largest domestic banks, measured in terms of assets, held 86.3% of the total assets in the Mexican banking system.  Six of these ten banks are foreign-owned.  These foreign financial institutions are generally well-capitalized, and have substantial resources (such as personnel, technology and product development and organization); if any of them pursue the Mexican market aggressively, by establishing or expanding operations, we may be unable to compete with them.

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

Our brokerage subsidiary also faces intense competition.  See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

Liquidity and funding risks are inherent to our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we have liquidity management processes designed to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in our liquidity, including interbank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations as well as limit growth possibilities.

Continued or worsening disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

As a result, our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

If wholesale debt financing and related markets cease to become available, or become excessively expensive to us, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers.  We currently segment our credit card portfolio into ten groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data.  We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary.  We measure the loss rates for each of the ten groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio.  As of December 31, 2013, approximately 51% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 5.8%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control.  From 2008 to 2010, our credit card portfolio decreased by Ps.22,832 million, or 48%, primarily due to write-offs, tightening of credit policies and a reduction in the origination of new credit cards, all of which were a response to a material deterioration in credit quality in our credit card portfolio.  Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio.  During 2013, our credit card portfolio grew 8%, which may expose us to increased loan losses. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

One of our core strategies is to grow our operations and we may not be able to manage such growth effectively, which could have an adverse impact on us.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	efficiently manage the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, newly established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy.  The performance of the real estate market may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio.  As of December 31, 2013, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 63% and 54% on average, respectively.  We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral.  If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may adversely affect our results of operations and financial condition.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and on us, including our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect us, including our interest margins and results of operations.

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

The long-term debt of Banco Santander, S.A., or Banco Santander Spain, is currently rated investment grade by the major rating agencies—Baa2 by Moody’s Investors Service España, S.A. (“Moody’s”), BBB by Standard & Poor’s Ratings Services (“S&P”) and BBB+ by Fitch Ratings Ltd. (“Fitch”)—all of which have a stable outlook due to the gradual economic improvement in Spain.

All three agencies had downgraded Banco Santander Spain’s rating in February 2012 together with that of the other main Spanish banks, due to the weaker than previously anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.  In addition, S&P downgraded Banco Santander Spain’s rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches.  Moody’s Investors Service España, S.A. further downgraded Banco Santander Spain’s rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, a United Kingdom-domiciled subsidiary of Banco Santander Spain.  In June 2012, Fitch cut the rating of Spanish sovereign debt three notches to BBB- with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating.  Following its downgrade of Spanish sovereign debt, Fitch further downgraded Banco Santander Spain’s rating on June 11, 2012 from A to BBB+, with a negative outlook.  Moody’s downgraded Banco Santander Spain’s rating on June 25, 2012 from A3 to Baa2, with a negative outlook.  On October 15, 2012, S&P further downgraded Banco Santander Spain’s rating from A- to BBB, with a negative outlook, following S&P’s additional downgrade of the Spanish sovereign debt rating.

Recently the ratings agencies have acknowledged the gradual improvement in Spain’s economic conditions which have in turn improved the outlook for Banco Santander Spain’s long-term debt.  Accordingly, the ratings agencies have each changed their outlook on Banco Santander Spain’s long-term debt to stable, from negative. Moreover, Fitch and S&P affirmed their BBB+ and BBB ratings on November 8, 2013 and December 20, 2013, respectively.  In addition, on March 4, 2014 Moody’s raised its rating to Baa1, from Baa2. However, we can provide no assurances that ratings agencies will not change their view based on changes in economic conditions or otherwise.

On February 12, 2014, Moody’s raised the long-term foreign currency deposit and issuer ratings of some of the main Mexican banks, including Banco Santander Mexico, from Baa1 to A3.  This decision mirrored Moody’s upgrade of Mexico’s government bond ratings to A3, from Baa1. Our long-term debt in foreign currency is currently rated BBB+ with a stable outlook by S&P, BBB+ with a stable outlook by Fitch and A3 with a stable outlook by Moody’s. All three rating agencies revised our ratings during 2012 following the downgrades of Banco Santander Spain, although S&P raised the local and foreign currency short-term debt ratings of Banco Santander Mexico for any issuances in the international capital markets from A-3 to A-2, which mirrored S&P’s decision to raise Mexico’s sovereign short-term foreign currency rating to A-2 on July 9, 2012.

Our funding costs have generally not been affected by downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by S&P, Moody’s and Fitch, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

However, any downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. We estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 10 to 20 basis points for our short-term debt. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 30 to 50 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches. In addition, we estimate that we would be required to post up to U.S.$26.12 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2013.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us.

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

Market practices and documentation for derivative transactions in Mexico may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

Broad regulatory authority granted to CONDUSEF may result in measures being taken that affect our operations and financial condition.

CONDUSEF has broad powers to regulate our activities and activities of other Mexican banks, which may have an adverse impact on us. Under recent changes approved by the Mexican Congress to the Law for the Protection and Defense of Financial Services Users, CONDUSEF is entitled (i) to order amendments to our standard form commercial banking documentation (such as loan and account agreements), if CONDUSEF deems that provisions included in such agreements are detrimental to users, (ii) to order the attachment of our assets for the benefit of our customers, and (iii) to initiate class actions for the benefit of groups of customers. CONDUSEF has broad and discretionary authority to take this and other similar actions, including the imposition of fines and the publication of information that may be detrimental to our business and reputation. Actions taken by CONDUSEF against us, whether on an isolated or recurrent basis, may have a material adverse impact on us.

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

One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio.  The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us.  GDP growth in 2013 posted a sharp decline, consistent with the Mexican economy’s historic cycles of growth followed by slowdowns.  We can provide no assurance that previously observed GDP growth rates will resume.  For the year ended December 31, 2013, Mexico had a growth rate of 1.1%, compared with a growth rate of 5.1% in 2010, 4.0% in 2011 and 3.8% in 2012.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties.  However, we cannot guarantee that our new products, services and campaigns—such as Autocompara (a program that allows potential clients to compare automobile insurance quotes from nine insurance companies in Mexico), Hipoteca Light (a residential mortgage product that has increasing payments over time and a fixed interest rate), Banca Móvil (a program that allows banking operations to be carried out by means of cell phones and other mobile devices) and

Hipoteca Inteligente (the first variable interest rate mortgage product in Mexico)—will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis.  We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive.  For 2014, 20.3% of our capital expenditures budget for information technology is designated for information technology infrastructure in order to decrease technological risk.  We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure.  Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Failure  to timely detect money laundering and other illegal or improper activities could expose us to additional liabilities and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which we operate.  These laws and regulations require us, among other things, to adopt and enforce “know-your-customer” policies and procedures and to report certain transactions to the applicable regulatory authorities.  These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities.  To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses.  In addition, our business and reputation could suffer if our banking network is used for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties) operations as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

We also, in the ordinary course, manage and hold confidential personal information of customers in the conduct of our banking operations.  Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches, to the CNBV. As of the date of this annual report on Form 20-F, we have not experienced information security problems and we have not had to report any such events to the CNBV.  Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Internet banking, ATMs and branches are the main distribution channels that are subject to this risk in Mexico.

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

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects.  Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties.  Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.

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

Changes in accounting standards could impact reported earnings and may have a material adverse effect on us.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements which could have a material adverse effect on us.

We rely on third parties for important products and services.

Third-party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us services for any reason or their performing services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business, affecting our results of operations and financial condition. Replacing these third-party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  In 2013, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.2,763 million, or 13.64% of our administrative expenses, and we had an insignificant amount of income related to such agreements.  In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

From December 31, 2011 to December 31, 2012, our gross loans and advances to customers (excluding repurchase agreements) grew by 10.3% to Ps.355,089 (U.S.$27,139), while our consumer loans to individuals grew by 23.7%.  From December 31, 2012 to December 31, 2013, gross loans and advances to customers (excluding repurchase agreements) grew by 12.2% to Ps.398,516 (U.S.$30,458), while our consumer loans to individuals grew by 8.6% to Ps.69,796 (U.S.$5,334). The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this annual report.  A reversal of the rate of growth of the Mexican economy, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulations or changes in our credit risk appetite could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for loan losses.  Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

Credit facilities granted to the Mexican home builder sector may cause an adverse effect on our credit portfolio.

During the past years, the historic shortage of housing in Mexico drove the Mexican government to actively incentivize its development. These incentives led to increased construction of subsidized housing and to the acquisition of large land inventories. The lack of infrastructure, large distances to workplaces and transportation costs, as well as announced changes to the government’s policies relating to housing infrastructure, led to increased abandonment and mortgage default of these homes. The foregoing caused a strong decrease in home building and sales of the principal Mexican home builders and an adjustment in their growth plans and business models in order to compensate for the impacts of these changes. On March 20, 2014, one of the three principal Mexican home builders, Corporación Geo, S.A.B., announced that it had filed for bankruptcy protection in Mexico.

As of December 31, 2013, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.5,140 million, which represents 1.29% of our loans and advances to customers and 0.60% of our total assets, of which the full amount was composed of non-performing loans. As of December 31, 2013, we have made a corresponding allowance for loan losses based on the expected loss methodology for this loan portfolio, and we consider that this allowance for loan losses is adequate to cover all known or knowable losses that could arise from this loan portfolio.

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

In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Banco Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Spain and its most significant subsidiaries, including us. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.” Our adoption of this framework may enhance Banco Santander Spain’s control over us.

The interests of Banco Santander Spain may differ from our interests or those of our other shareholders, and the concentration of control in Banco Santander Spain will limit other shareholders’ ability to influence corporate matters.As a result, we may take actions that our other shareholders do not view as beneficial.

Our recent and future acquisitions may not be successful and may be disruptive to our business.

We have acquired controlling interests in various companies and have engaged in other strategic partnerships. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy.  These acquisitions may be acquisitions of assets or of existing operations, such as the GE Capital mortgage business that we acquired in 2011 or ING Hipotecaria that our subsidiary, Banco Santander Mexico, acquired in November 2013.  However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities.  Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses.  We can give no assurances that our expectations with regards to integration and synergies will materialize.  The integration of acquired businesses entails significant risks, including:

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

We recently began preparing our financial statements in accordance with IFRS.  As a result, our financial data as of and for the years ended December 31, 2010, 2011, 2012 and 2013 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS.  However, prior to the year ended December 31, 2010, we prepared our financial statements solely in accordance with Mexican Banking GAAP.  For regulatory purposes, including Mexican Central Bank regulations and CNBV reporting requirements, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP.  Also, we will continue to report to Mexican regulators under Mexican Banking GAAP.  Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information presented in this annual report on Form 20-F for any period is not directly comparable to our IFRS financial data.  For example, in the section entitled “B. Business Overview—Selected Statistical Information,” we present certain financial information in IFRS as of and for the years ended December 31, 2010, 2011, 2012 and 2013 and in Mexican Banking GAAP as of and for the year ended December 31, 2009.  The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings.  As of December 31, 2013, we have set aside Ps.1,332 million (U.S.$102 million) as provisions for these legal actions (including tax-related litigation).  See note 24.b to our audited financial statements.  However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us.  As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2008, the Mexican gross domestic product, or GDP, grew by approximately 1.2% and inflation was 6.5%.  Mexico was in a recession for five consecutive quarters from the fourth quarter of 2008 until the fourth quarter of 2009.  In 2009, GDP decreased by approximately 6.2% and inflation reached 3.6%.  In 2010, GDP was 5.5% and inflation was 4.4%.  In 2011, GDP was 3.9% and inflation was 3.8%.  In 2012, GDP increased 3.9% and inflation reached 3.6%.  In 2013, GDP increased 1.1% and inflation reached 4.0%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates.  The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 5.4%, 4.4%, 4.2%, 4.2% and 3.8% for 2009, 2010, 2011, 2012 and 2013, respectively.  Relative to the U.S. dollar, the peso appreciated by 5.5% in 2009, appreciated by 5.5% in 2010, depreciated by 12.9% in 2011, appreciated by 6.9% in 2012 and depreciated by 1.7% in 2013, all in nominal terms.  The peso continues to be affected by uncertainty and volatility in the global markets.

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

Presidential and federal congressional elections in Mexico were held in July 2012.  The candidate from the Partido Revolucionario Institucional, Enrique Peña Nieto, took office in December 2012.  In his economic platform, Peña Nieto proposed structural reforms such as labor, energy and fiscal reforms in order to promote economic growth. In this regard, during the first year of the current administration, several tax, labor, education, telecommunications, local government indebtedness, transparency, financial, fiscal and energy reforms have been passed by the Mexican Congress. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

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

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond.  Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies.  These developments may adversely affect our business, financial condition and operating results.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us.  For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis.  According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while Mexico’s Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) fell by 36% in the same period.  In 2010, 2011, 2012 and 2013, the Dow Jones Industrial Average increased by approximately 11%, 6%, 8% and 27%, respectively, while Mexico’s Stock Exchange Prices and Quotations Index increased by approximately 20% in 2010, fell by approximately 4% in 2011, increased by approximately 18% in 2012 and decreased by approximately 2% in 2013.

In addition, in recent years economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries, which was highlighted during the 2008 to 2009 economic crisis affecting the United States.  The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy, the termination of NAFTA or other related events, or delays in the recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  These changes in macroeconomic conditions in Mexico did not have a material impact on our business or operations.  However, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and 2012, the developments in the global economy, and particularly in Europe, increased the risk premiums in global credit markets, which in turn generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy was not materially affected by it. In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy in the short and medium term resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging markets, including Mexico. We cannot assure you that the events in Europe, the United States or elsewhere will not materially and adversely affect us in the future.

As a wholly-owned subsidiary of our controlling shareholder, Banco Santander Spain, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law, we are responsible secondarily and without limitation for performance of the obligations incurred by our subsidiaries, and Series F shares or Series B shares of Grupo Financiero Santander Mexico may be required to be posted as collateral to IPAB to secure liabilities of Banco Santander Mexico to IPAB in the event Banco Santander Mexico suffers losses that are covered by IPAB.

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

Under the Statutory Responsibility Agreement and the Mexican Financial Groups Law, if IPAB were to determine that Banco Santander Mexico has suffered losses which are covered by IPAB, Grupo Financiero Santander Mexico would be required, within 15 days from the date of such determination, to (i) create an adequate reserve covering such losses and (ii) post collateral to secure performance of Banco Santander Mexico’s obligations to IPAB to repay funds advanced by IPAB to Banco Santander Mexico to cover such losses.  Grupo Financiero Santander Mexico would be required to repay IPAB within sixty days from the final determination by IPAB of its losses relating to Banco Santander Mexico.  Pursuant to the Mexican Financial Groups Law, our shares and the shares of our subsidiaries would be required to be posted as collateral to secure the payment of Banco Santander Mexico’s losses in favor of IPAB.  Pursuant to Article 120 of the Mexican Financial Groups Law, our shareholders, by virtue of their holding of our shares, accept that their shares could be posted as collateral in favor of IPAB and that such shares will be transferred to IPAB, if we are unable to pay for any amounts due to IPAB as a result of Banco Santander Mexico’s losses.  Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB would extend to all our Series B shares if Series F shares held by Banco Santander Spain were insufficient.

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

We cannot assure you that in the future, Banco Santander Mexico or any other of our subsidiaries will not be deemed to have losses, and if so, that we will have sufficient assets to cover such losses.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Financial Groups’ Statutory Responsibility.”

Violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

Mexico has experienced a significant increase over the past few years in violence relating to illegal drug trafficking, particularly in Mexico’s northern states near the U.S. border.  This increase in violence has had an adverse impact on economic activity in Mexico generally.  Also, social instability in Mexico or adverse social or political developments in or affecting Mexico could adversely affect us, our ability to conduct our business and offer our services and our ability to obtain financing.  We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico’s economy or on us.

Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have impacted the way in which we conduct our foreign-currency cash business and have resulted in an enhancement of our systems and the reinforcement of our compliance measures.  Our failure to detect and report anti-money laundering activities may result in fines and penalties and may have an adverse impact on our business and results of operations.

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

For example, under our bylaws and in accordance with the Mexican Financial Groups Law and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 34 of the Mexican Financial Groups Law and our bylaws rather than NYSE standards.  The independence standards in Article 34 of the Mexican Financial Groups Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. In addition, like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards.  However, as a foreign private issuer we are exempt from additional requirements relating to independence and the audit committee charter.  As a result, the oversight of our Audit Committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Mexico are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which differs from IFRS in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

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

In December 2010, the Basel Committee reached agreement on comprehensive changes to the capital adequacy framework, known as Basel III.  A revised version of Basel III was published in June 2011.  Basel III is intended to raise the resilience of the banking sector by increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. Among other things, Basel III introduces new eligibility criteria for Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments that are intended to raise the quality of regulatory capital, and increases the amount of regulatory capital that institutions are required to hold.  Basel III also requires institutions to maintain a capital conservation buffer above the minimum capital ratios in order to avoid certain capital distribution constraints.  The capital conservation buffer, to be comprised of Common Equity Tier 1 capital, would result in an effective Common Equity Tier 1 capital requirement of 7 percent of risk-weighted assets.  In addition, Basel III directs national regulators to require certain institutions to maintain a counter-cyclical capital buffer during periods of excessive credit growth.  Basel III introduces a leverage ratio for institutions as a backstop measure, to be applied alongside current risk-based regulatory capital requirements.  The changes in Basel III are intended to be phased in gradually between January 2013 and January 2022.

The CNBV issued amendments to the capitalization requirements, which became effective on January 1, 2013 and implemented Basel III in all material respects.

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy.  However, as these changes to the regulatory capital framework and other changes are implemented, or as future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

The newly implemented capitalization requirements or their implementation could have a material adverse effect on our operating results, financial condition and prospects.

In addition to the changes to the capital adequacy framework published in December 2010 and June 2011 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.  The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. Also at this meeting, the Group of Central Bank Governors and Heads of Supervision, or GHOS, the Basel Committee’s oversight body, asked the Basel Committee to undertake further work in three LCR related areas: (i) disclosure requirements, (ii) the use of market-based liquidity indicators to supplement existing measures and (iii) the interaction between the LCR and the provision of central bank facilities. In January 2014, the GHOS endorsed proposed changes to the Net Stable Funding Ratio, on which the Basel Committee has commenced consultation.

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

Except for loans to the Mexican government and the Mexican Central Bank, IPAB and certain international organizations, we are generally required to classify each loan or type of loan according to an assessment of risk based on criteria set forth by Mexican banking regulations and to establish corresponding allowance for impairment losses. For revolving consumer credit card loans, mortgage loans, other non-revolving consumer loans, credits granted to states and municipalities and commercial loans, we consider the type of credit, the estimated probability of default of the borrowers, the severity of the loss associated with the value and nature of the credit’s collateral and the potential for default. For the purposes of the audited financial statements included in this annual report on Form 20-F, we have estimated our allowance for impairment losses using an incurred loss model in accordance with IFRS.  However, for capital and other regulatory purposes, including safety and soundness regulation, our allowance for impairment losses is determined based on an expected loss model in accordance with Mexican banking regulations and Mexican Banking GAAP.  The Mexican banking regulations criteria to establish an allowance for impairment losses include both qualitative and quantitative factors.  Mexican banking regulations relating to loan classification and determination of the allowance for impairment losses are generally different from and may be less stringent than those applicable to banks under IFRS.

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

In June 2013, the CNBV modified the methodology applicable to the classification of our commercial loans portfolio in order to change the current model of creating allowance for loan losses based on the incurred loss model to an expected loss model wherein losses of the following twelve months are estimated with the credit information that is best-suited to estimate expected losses such as past payment performance information that can be obtained through the Mexican credit bureaus, financial statement variables and qualitative information. This change increased the allowance for loan losses requirements for our commercial loans portfolio, which resulted in a substantial increase to our allowance for loan losses in the amount of Ps.3,445 million, as calculated in accordance with Mexican Banking GAAP on that date. However, because the methodology is calculated under Mexican Banking GAAP there is no impact on our financial statements prepared under IFRS. The change in the classification methodology for the financial entities loan portfolio is expected to be recognized during the second quarter of 2014 without a substantial impact on our allowance for loan losses.

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

Major tax reforms in Mexico have been discussed over the last few years. On November 1, 2013 the Mexican Congress approved several tax reforms that became effective at the beginning of 2014. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación).  The tax reforms also repealed the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Unica) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo).

As a result of the reforms, (i) the corporate income tax rate will remain unchanged at 30%; (ii) a 10% tax will be assessed on dividend distributions made to foreign residents (double-taxation treaties may apply) and individuals residing in Mexico; (iii) a 10% tax will be assessed on gains on sales of shares executed on stock exchanges by foreign residents (double-taxation treaties may apply); (iv) tax deductions for certain tax-exempt payments made to employees have been limited; and (v) deductions of increases made to banking institutions’ global preventive reserves for charge-offs approved by the CNBV with respect to the loan portfolio generated beginning in 2014, which could affect the effective rate for these institutions. The banking industry in Mexico is coordinating with both the regulatory and tax authority to establish a tax treatment that recognizes the reality of the credit portfolio.

Exposure to Mexican federal government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government. As of December 31, 2013, approximately 16.4% of our total assets and 85.1% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage.  Rights to subscribe and pay for shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act.  Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions.  We cannot assure you that we will file a registration statement with the SEC or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States or any other jurisdiction, to participate in a preemptive rights offering.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement.  Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

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

Prior to our initial public offering of ADSs, there was no public market for our ADSs and substantially no liquidity of our Series B shares.  Our ADSs are listed and traded on the NYSE under the symbol “BSMX.” Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol “SANMEX.”  At December 31, 2013, we had 6,786,394,913 shares of common stock outstanding, including 3,322,085768 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

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

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature.  The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States.  There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2013, total market capitalization amounted to U.S.$538.3 billion and the ten largest companies in terms of market capitalization represented approximately 54.4% of the aggregate market capitalization of the Mexican Stock Exchange.  Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

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

General

We are the third-largest financial services holding company in Mexico based on net income and the fourth-largest financial services holding company in Mexico based on total assets, loans and deposits as of December 31, 2013, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV). Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was fully divested in December 2013.

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

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$569 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  We do not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

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

On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Spain to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Spain. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

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

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$156 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,606 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,827 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,676 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,643 million). The transaction closed on April 29, 2011.  The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

In November 2013, Banco Santander Mexico completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. ING Hipotecaria provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico. The net assets acquired amounted to Ps.395 million which includes a loan portfolio with an unpaid principal balance of Ps.11,237 million, and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$41.4 million) for ING

Hipotecaria’s equity. This acquisition solidifies Banco Santander Mexico’s position as the second largest banking mortgage provider in Mexico with an estimated market share that increased from 15.7% as of December 31, 2012 to 17.7% as of December 31, 2013.

On December 13, 2013 ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda. In February 2014, Santander Vivienda obtained the permits required to change its legal name.

In December 2013, Banco Santander Mexico completed a debt offering of U.S.$1.3 billion aggregate principal amount of Basel III compliant Tier 2 subordinated notes in the domestic and international capital markets.

Capital Expenditures and Divestitures

In 2011, our capital expenditures were Ps.1,591 million (U.S.$121.6 million), 64% (Ps.1,021 million) of which was for information technology and the remainder of which was for furniture, fixtures and equipment (Ps.572 million). In 2012, our capital expenditures were Ps.1,782 million (U.S.$136.2 million), 62.2% (Ps.1,108 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.674 million).  In 2013, our capital expenditures were Ps.2,239 million (U.S.$171.1 million), 52.7% (Ps.1,180 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,059 million).

Our principal capital expenditures since January 1, 2010 have been the acquisition of the GE Capital mortgage business in 2010 and the acquisition of ING Hipotecaria in 2013. On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$156 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,606 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. The transaction closed on April 29, 2011.

The purchase price for the acquisition of ING Hipotecaria was Ps.541.1 million (U.S.$41 million). The transaction closed on November 29, 2013.

Our principal divestitures since January 1, 2010 have been the sale of our insurance company subsidiary Seguros Santander in 2011 and the sale of our asset management subsidiary Gestión Santander in 2013. Seguros Santander was sold to ZS Insurance America, S.L., which was a joint venture created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$569 million). The sale and joint venture were completed on November 4, 2011.

On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Spain to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Spain. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. This transaction results in the divestiture of Gestión Santander from us. Additionally, we have entered into exclusive, long-term distribution agreements so that we, as well as Banco Santander Mexico and Casa de Bolsa Santander, can continue to offer mutual funds managed by Gestión Santander following the divestiture.

For 2014, we have a capital expenditures budget of Ps.2,613 million, 49.5% (Ps.1,295 million) of which will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,318 million).  Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2014 capital expenditures. We intend to add 200 new branches to our branch network between the fourth quarter of 2012 and the first quarter of 2015 and to hire approximately 2,000 additional employees to staff these branches. We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using our working capital.  We opened 15 branches during the fourth quarter of 2012 and 75 branches during 2013. As of December 31, 2013, we had spent Ps.361.8 million in connection with the 75 branches opened during 2013. We expect to open an additional 110 branches by the first quarter of 2015, 95 of which we expect to open during 2014. We expect to invest Ps.735 million during 2014 in connection with these 95 new branches.

Public Takeover Offers

No matters to report.

B.	Business Overview

Overview

We are the third-largest financial services holding company in Mexico based on net income and the fourth-largest financial services holding company in Mexico based on total assets, loans and deposits as of December 31, 2013, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was completely divested in December 2013. As of December 31, 2013, we had total assets of Ps.857.9 billion (U.S.$65.6 billion) and total equity of Ps.92.5 billion (U.S.$7.1 billion), and for the year ended December 31, 2013, we had net income of Ps.14.3 billion (U.S.$1.1 billion), which represented a return on average equity, or ROAE, of 14.16% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of December 31, 2013 accounted for 99.8% of our total assets and 98.0% of our shareholders’ equity, and for the year ended December 31, 2013 accounted for 86.0% of our net income. As of December 31, 2013, Banco Santander Mexico had total loans, net of allowance for impairment losses, of Ps.384.6 billion (U.S.$29.4 billion), total deposits of Ps.437.2 billion (U.S.$33.4 billion) and 1,234 offices located throughout Mexico. We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals and SMEs, while also providing integrated financial services to low-income individuals, as well as to medium and large companies in Mexico.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

The following chart sets forth the Retail Banking and Global Wholesale Banking operating segments of the Bank and their main focus.
Retail Banking	Global Wholesale Banking
Focusing on the following categories of clients:

•      Individuals, with a net wealth of less than Ps.5 million, categorized as classic, preferred or premier

•      Private banking, for individuals with net wealth in excess of Ps.5 million

•      SMEs, with annual gross revenues of less than Ps.100 million

•      Middle-market corporations, with annual gross revenues between Ps.100 million and Ps.1,050 million

•      Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities

Offering our largest clients (mainly large Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:

•      Global transaction services, which includes cash management, global custody and security services, trade finance and funding alternatives for institutions with international operations

•      Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring

•      Corporate finance, which includes mergers and acquisitions as well as equity capital markets services

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

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Wholesale Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment.  The activities of Gestión Santander, our asset management subsidiary (prior to December 2013), are included in both the Retail Banking and the Global Wholesale Banking segments.  The activities of Seguros Santander, our insurance company subsidiary (prior to November 2011), are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2011		2012		2013		2011		2012		2013
	(Millions of pesos)
Retail Banking	Ps.	21,107	Ps.	26,533	Ps.	29,767	Ps.	12,379	Ps.	12,045	Ps.	8,702
Global Wholesale Banking		3,690		3,723		3,471		2,949		4,535		3,716
Corporate Activities		3,814		3,626		2,609		2,867		4,585		2,595
Total	Ps.	28,611	Ps.	33,882	Ps.	35,847	Ps.	18,195	Ps.	21,165	Ps.	15,013

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2011		2012		2013
	(Millions of pesos, except percentages, branch and customer data)
Offices(1)		1,097		1,142		1,234
Customers		9,014,659		10,215,299		10,728,823
Total assets	Ps.	744,274	Ps.	793,032	Ps.	857,818
Loans	Ps.	314,628	Ps.	345,702	Ps.	384,752
Deposits(2)	Ps.	314,711	Ps.	351,915	Ps.	390,813
Total equity	Ps.	90,844	Ps.	99,612	Ps.	92,518
Non-performing loans as a percentage of total loans(3)		1.98%		2.06%		3.81%
Efficiency(4)		42.92%		39.81%		39.76%
ROAE(5)		22.01%		18.25%		14.16%

(1)
Includes branches, cash desks (ventanillas), Santander Select offices (including Centros Select, Espacios Select and box offices) and Santander Select units (módulos).  We did not have any box offices in 2011.

(2)	Includes Demand and Time deposits.

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

Banco Santander, S.A., or Banco Santander Spain, is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock.  We believe that our relationship with Banco Santander Spain and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico.  As of December 31, 2013, the Santander Group had total assets of €1,115,637 million (U.S.$1,535,449 million), equity of €79,900 million (U.S.$109,966 million) and a market capitalization of €73,735 million (U.S.$101,481 million).  It also generated an attributable profit of €4,370 million (U.S.$6,014 million) in the year ended December 31, 2013.  We represented approximately 10% of the Santander Group’s attributable profit in the year ended December 31, 2013, making us the third largest contributor of attributable profits to the Santander Group.  We also represented approximately 4% of the Santander Group’s assets in the year ended December 31, 2013, according to the annual report of the Santander Group for 2013.

The Santander Group had 13,927 branches, 182,958 employees and an attributable profit of €4,370 million (U.S.$6,014 million) for the year ended December 31, 2013, according to the annual report of the Santander Group for 2013.

Our Competitive Strengths

Leading market position in select categories

We rank third in terms of net income and fourth in terms of total assets, deposits and total loans among financial groups in Mexico as of December 31, 2013, according to information published by the CNBV, with market shares of 16.7%, 12.6%, 14.8% and 14.0%, respectively, as of December 31, 2013, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  Banco Santander Mexico, our commercial bank subsidiary, ranks second in terms of net income and third in terms of total assets among private-sector banks in Mexico, with market shares of 17.7% and 12.6%, respectively, as of December 31, 2013, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2013, according to information published by the CNBV.  All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2013
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	4	4	13.0%	14.0%
Deposits	4	4	13.7%	14.8%
Total assets	3	4	12.6%	12.8%
Asset quality(4)	5	5	—	—
Total equity	3	4	13.7%	13.7%
Net income	2	3	17.7%	16.7%
Efficiency(5)	2	2	—	—
ROAE(6)	3	2	—	—

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

(3)	We calculate market share data based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record

We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels for Banco Santander Mexico of 16.0%, 18.5% and 20.0% in 2011, 2012 and 2013, respectively, as determined in accordance with Mexican Banking GAAP, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2013, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  From December 31, 2009 to December 31, 2013, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 3.0 percentage points from 11.7% to 14.6%, as determined in accordance with Mexican

Banking GAAP, according to CNBV data.  We are the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2013, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner.  We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios.  As of December 31, 2013, we had approximately 1.7 million customers with pre-authorized credit offers.  We believe our efficient operations allow us to realize synergies and more profitable growth.  As of December 31, 2013, we were the second most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Spain, among others.  We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages.  The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom, through its Santander UK subsidiary, Poland and Portugal, among others.  Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries.  Our relationship with the Santander Group allows us, among other things, to:

•
benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;

•
strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit and compliance committee of Banco Santander Spain, making it more independent from management;

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

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.447.1 billion, or 58.4%, of our total liabilities as of December 31, 2013.  As of December 31, 2013, customer deposits represented 86.4% of our total deposits.  Since Banco Santander Mexico is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure.  This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements.  We believe Banco Santander Mexico has attractive capitalization levels based on its Tier 1 capital ratio, which has been at or near the median of the seven largest banks in Mexico over the past 5 years. As of December 31, 2013, our total capitalization ratio was 15.9%, comprised of Tier 1 capital ratio of 12.8% and Tier 2 capital ratio of 3.2%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly experienced management team.  Our senior management has an average of 20 years of experience in the financial industry and 15 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 15.15% since 2005, as determined in accordance with Mexican Banking GAAP, compared to 10.78% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and 360-degree thorough evaluation processes to maintain a strong talent base and foster retention.  We have promoted the development and strengthening of abilities and skills in managing people and teams.  The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

As demonstrated by our strong profitability and growth in key business lines, we believe our strategy of focusing on retail banking for Mexico’s emerging middle class and SMEs has been a success.  We intend to continue leveraging our competitive advantages to expand our business in the most dynamic and profitable segments of the Mexican economy (which we consider to be individuals and SMEs based on our historical growth and profitability in these segments), focusing on deposit growth and enhancing our leading banking franchise in Mexico while attaining sustained growth and profitability.

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending and SME lending).  At the same time we intend to continue developing our profitable and client-centered wholesale bank.  To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products, as well as capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America.  Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty within our customer base, as well as the cross-selling of products and services to increase the number of products used by each of our clients.  We intend to achieve this objective by cross-selling credit products, such as mortgages, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our payroll clients.  As of December 31, 2013, we had Ps.15,572 million (U.S.$1,190.1 million) in payroll loans.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products aimed at satisfying the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations.  An important part of our strategy is the segmentation of our customer base.  We classify our individual customers in three main categories: premier, preferred and classic customers.  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Another important part of our strategy is the use of multiple channels, including third-party branches, ATMs, our contact centers, internet banking and mobile banking, among others.  We believe that these alternative channels are an important way to reach a broader spectrum of customers, thereby allowing us to better reach and expand our customer base.  We also believe that our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment.  By combining our highly productive branch network with our alternative channels, such as ATMs, our contact centers, internet banking and mobile banking, we believe that we are able to consistently satisfy our customers’ expectations and that we will be able to achieve top-quality service levels.

Expand product offerings and distribution channels, particularly in the Retail Banking segment

We intend to further increase our business and operations throughout Mexico, expanding our retail banking services to existing and prospective retail customers.  Through the implementation of CRM strategies and market intelligence, we plan to offer new products and services to existing customers according to client segmentation and the development of value-added offers.  Our CRM mission is to place our clients at the center of our commercial strategy.  By improving our information technology and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about the current and future needs and behaviors of our customers.  This business intelligence will allow further customer segmentation according to life cycle and income levels and will also enable us to improve the way we serve our customers through our various distribution channels.

We will also continue to invest in creating and maintaining strong business support and commercial processes.  For example, we have developed a fully integrated branch network, which manages customer product offerings through an internally designed CRM tool that enables branch executives to proactively approach our customer base with specific and tailored product offerings. As a result of our new consumer credit card issuance process, a customer can leave one of our branches with a new credit card in less than fifteen minutes.  Finally, our contact centers enhance our ability to provide segmented customer service. We intend to add 200 new branches to our branch network by the first quarter of 2015, including the 15 branches we opened in the fourth quarter of 2012, the 75 branches we opened during 2013 and the 95 new branches we expect to open in 2014, and to hire approximately 2,000 additional employees to staff these branches. We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using our working capital. As of December 31, 2013, we had spent Ps.361.8 million in connection with the 75 branches opened during 2013. We expect to open an additional 110 branches by the first quarter of 2015, 95 of which we expect to open during 2014.

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

Capitalize on our risk management practices and cost-efficient culture to promote profitable and sustainable growth

As we pursue our growth and profitability objectives, we will apply risk policies aimed at generating an appropriate return for the risk incurred. We intend to continue to carefully monitor the credit quality of our asset portfolio and adapt our risk policies accordingly, particularly any assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet.  We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

We plan to make efficient use of technology through alternative channels, such as mobile banking, internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy.  As of December 31, 2013, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

Operations Through Subsidiaries

We have organized our business operations through our principal subsidiaries:

•	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, our commercial bank subsidiary;

•	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, our broker-dealer subsidiary;

•	Gestión Santander, S.A. de C.V., Grupo Financiero Santander, our asset management subsidiary prior to December 2013; and

•	Zurich Santander Seguros México, S.A. (formerly known as Seguros Santander, S.A., Grupo Financiero Santander), our insurance company subsidiary prior to November 2011.

In addition, as of December 31, 2013, the Bank has three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario and Santander Vivienda.

The following table shows total assets, net income and total equity of each of the abovementioned subsidiaries (other than Seguros Santander and Gestión Santander which we sold in 2011 and 2013, respectively) as of and for the year ended December 31, 2013.

	IFRS
	As of and for the year ended December 31, 2013
	Total assets		Net income		Total equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	856,478	Ps.	12,287	Ps.	90,657
Santander Consumo		53,826		3,803		9,130
Santander Hipotecario		27,594		644		3,640
Santander Vivienda		12,293		(34)		1,756
Casa de Bolsa Santander		1,006		114		1,600

(1)	Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of December 31, 2013, accounted for approximately 99.8% of our total assets, 98.0% of our total equity and 86.0% of our net income.  Banco Santander Mexico’s principal sources of funding are customer deposits. Customer deposits typically represent a large portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network.  Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure.  These deposits currently cover most of Banco Santander Mexico’s liquidity requirements.  Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multi-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law.  Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of December 31, 2013, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For the year ended December 31, 2013, Banco Santander Mexico had net income of Ps.12.3 billion (U.S.$0.9 billion), and as of December 31, 2013, Banco Santander Mexico had total assets of Ps.856.5 billion (U.S.$65.5 billion), total loans, net of allowance for impairment losses, of Ps.384.6 billion (U.S.$29.4 billion), total deposits of Ps.437.2 billion (U.S.$33.4 billion) and total equity of Ps.90.7 billion (U.S.$6.9 billion).  As of December 31, 2013, Banco Santander Mexico had 1,234 offices located throughout Mexico. Its headquarters are located in Mexico City, Distrito Federal, and it operates in every state in Mexico.

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

Gestión Santander

Prior to its sale in December 2013, Gestión Santander was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Spain to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Spain. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

As of and for the year ended December 31, 2012, as applicable, Gestión Santander accounted for 0.1% of our total assets, 0.8% of our net income and 0.3% of our total equity.

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

As of December 31, 2013, Casa de Bolsa Santander had 5,265 customer contracts and Ps.599.9 billion in assets under management, and accounted for 0.1% of our total assets and 1.7% of our total equity.  In 2013, Casa de Bolsa Santander had net income of Ps.114 million (U.S.$9 million), which represented 0.8% of our net income.

Seguros Santander

Prior to its sale in November 2011 to ZS Insurance America, S.L., Seguros Santander offered life, theft, auto, property and home insurance.  Its products were offered through our branch network.

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

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$569 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico has continued to sell insurance policies on behalf of this joint venture and has received commissions from those sales.

As of December 31, 2010, Seguros Santander had approximately Ps.3.4 billion (U.S.$259.9 million) in premiums, total assets of Ps.7.5 billion (U.S.$573.2 million) and Ps.4.4 billion (U.S.$336.3 million) in liabilities under insurance contracts.  Seguros Santander’s net income was Ps.493 million (U.S.$38 million) in 2010 and Seguros Santander accounted for 1.1% of our total assets, 3.9% of our net income and 0.9% of our total equity as of December 31, 2010.

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  As of December 31, 2013, our Retail Banking segment accounted for approximately 77.9% of our total loan portfolio based on the aggregate principal amount of loans in this segment, approximately 79.8% of our total demand and time deposits, 83.0% of our net interest income, 85.4% of our fee income and 58.6% of our operating profit before tax.  Our Retail Banking operations served approximately 10.2 million customers as of December 31, 2013, an increase of approximately 513,000 customers since December 31, 2012.

In 2013, our branch network and alternative channels originated more than 608,343 credit cards, 566,020 consumer loans and 16,132 mortgage loans.

Individuals

We classify individual customers as high income, or “premier,” if they have a monthly income in excess of Ps.50,000 (U.S.$3,821); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$573) and Ps.50,000 (U.S.$3,821); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$573).  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Our focus is on premier and preferred customers, an area in which we have experienced growth as a result of our efforts to provide innovative products and services.  We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts to our premier and preferred customers. Individuals accounted for 40.6% of our total loans outstanding and 33.1% of our deposits.  As of December 31, 2013, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 61.3% of our fee income and 24.4% of our operating profit before tax in the year ended December 31, 2013.

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

We follow different service models for each customer class:

•
Premier customers: We provide customized financial and investment services to our premier customers.  These customers are assigned a representative who is familiar with the customer’s individual needs and who can recommend and provide access to specialized investment products and personalized financial services.  The premier banking unit is the Retail Banking segment’s initiative to provide our customers with solutions tailored to their financial planning needs.  Through Casa de Bolsa Santander, our brokerage subsidiary, we offer securities trading services to our premier customers.  We have divided our premier banking unit in three subservice models: (i) our Patrimonial unit with 22 investment specialists who attend to 8,741 affluent customers; (ii) our Select unit with 219,855 select customers, 64,363 of whom are attended by 273 dedicated representatives in our 108 exclusive offices called “Santander Select,” which provide seamless service in a comfortable and private environment, and the rest of whom are attended in our general office network; and (iii) our Premier unit with over 899 representatives who attend to 282,619 premier customers in our 1,234 branches throughout Mexico as of December 31, 2013.

•
Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators to assist our 3,658,980 preferred customers as of December 31, 2013.  We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to customers we view as upwardly mobile.  In this context, we view as upwardly mobile our preferred customers with a monthly income between Ps.7,500 (U.S.$573) and Ps.50,000 (U.S.$3,821).

•
Classic customers: Our emphasis is on serving classic customers through alternative channels.  In our branches, these customers are served under a standardized model through pools of account executives, with a sales-oriented approach.  We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile.  As of December 31, 2013, this segment had 6,003,053 customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 72% of our fee income and 41% of our operating profit before tax in 2013.

Private Banking

We classify our individual customers with net wealth in excess of Ps.5 million (U.S.$382,137) (Ps.3 million prior to January 2013) as private banking customers.  We provide customized financial and investment services to these high net worth individuals.  These customers are assigned a specialized banker who is familiar with the customer’s individual needs and who can recommend and provide access to specialized products and services.  Our private banking model is based on full-service representation of our customers by means of specialized bankers, who attend to a limited number of customers and help customers monitor their portfolios and adapt to changing economic conditions.  We offer a wide range of financial products to our private banking customers and offer our customers the opportunity to invest with funds managed and administered by other financial institutions and independent asset managers.

In order to provide a differentiated business model, we have two divisions in private banking, depending on a customer’s total balance maintained at the Bank:

•	Private banking customers, with net wealth in excess of Ps.5 million (U.S.$382,137); and

•
Private wealth customers, with net wealth in excess of Ps.300.0 million (U.S.$23 million).  We offer our private wealth customers the same products and services that we offer to our private banking customers, but tailor these products and services to their specific needs.

Our private banking unit has been recognized as the second-best provider of private banking services in Mexico according to the Euromoney Private Banking Survey 2012.  It has one of the largest numbers of mutual funds and products—ranging from fixed income to equity to capital protection funds—compared to other local competitors.  The private banking unit has been implementing a commercial and business model according to best practices and has developed a new strategy to offer loans and transactional banking products specifically designed for our Private Banking and Private Wealth customers.  In 2013, Euromoney recognized our private banking unit as the best in the “super affluent” category, defined as clients with a net worth between U.S.$500,000 and U.S.$1.0 million, and The Banker recognized it as the best private bank in Latin America.

As of December 31, 2013, our private banking unit had 23 offices and 108 specialized bankers located throughout Mexico who attended to 12,666 customers.  As of December 31, 2013, our private banking unit managed approximately Ps.212,915 million (U.S.$16,273 million) in assets and had approximately 13,128 private banking accounts.

SMEs

As of December 31, 2013, our SME line of business represented 10.4% of our total loans outstanding and 7.0% of our deposits. SMEs accounted for 10.7% of our fee income and 12.9% of our operating profit before tax in the year ended December 31, 2013.  We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs.  The maximum level of credit extended to such companies is generally limited to approximately Ps.8,000,000 (U.S.$611,420).  In 2010, we developed revolving lines of credit for our SME customers that do not require collateral.  We refer to these credit lines as Crédito Ágil (Flexible Credit).  These lines of credit are limited to Ps.8,000,000 (U.S.$611,420) and are primarily used by our SME customers to finance their working capital needs.  Crédito Ágil can also be used as a special purpose credit card, which allows a large number of our SME customers to access term financing for the first time.  Approximately 63% of SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.41,411 million of our loan portfolio as of December 31, 2013, an increase of 24.8% from December 31, 2012. This increase reflects the positive results obtained from the improvement in client services in 2011.  For example, we offered a broader range of products and improved our credit processes, which resulted in faster and better customer service.  We also created a specialized network of SME executives dedicated exclusively to attending SME customers.  The specialized SME network included 655 dedicated SME specialists as well as 12 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2013.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues between Ps.100 million (U.S.$8 million) and Ps.1,050 million (U.S.$80 million) and meet certain other qualifying criteria (we exclude companies covered by our Global Wholesale Banking business line).  We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage.  We also offer our middle-market corporations customers with higher income the same products that we offer to our wholesale banking customers.  As of December 31, 2013, we had 38,267 middle-market corporations customers.  We have 25 dedicated offices located throughout Mexico to attend to middle-market corporations customers as of December 31, 2013.

Our middle-market corporations portfolio represented Ps.92,796 million (U.S.$7,092 million) of our loan portfolio as of December 31, 2013, an increase of 17% from December 31, 2012.  The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2012 and 1.3% as of December 31, 2013 as a result of the changes in the methodology for calculating the delinquency ratio by the CNBV for the entire banking sector.  As of December 31, 2013, our middle-market corporations customers represented 23% of our total loans outstanding and 17% of our deposits.  Middle-market corporations accounted for 11% of our fee income and 16% of our operating profit before tax in 2013.

The middle-market business is an important source of deposits and most of its revenues come from credit products.  This business has consistently increased its array of products designed to meet our customers’ needs in terms of cash management and collection solutions.  Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to further provide loans and cash management and collections solutions to middle-market corporations.

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit.  We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others.  We refer to these clients as Vinculados Transaccionales (Transactionally Linked).  Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had more than 6,067 Vinculados Transaccionales customers as of December 31, 2013, an increase of 9% from December 31, 2012.

Government Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities.  Institutional customers are a potential source for new individual payroll customers.  As of December 31, 2013, these customers represented 4% of our total loans portfolio and 23% of our deposits.  Institutions accounted for 3% of our fee income and 5% of our operating profit before tax in the year ended December 31, 2013.  We had 7,224 institutional customers as of December 31, 2013.

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

Global Wholesale Banking

General

Santander Global Banking and Markets is the business unit that caters to the needs of corporate and institutional customers which, because of their size, complexity or sophistication, require customized services and value-added wholesale products.

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

As of December 31, 2013, the Global Wholesale Banking segment served 384 customers and accounted for 22.1% of our total loan portfolio, 15.3% of our total demand and time deposits, 15.3% of our fee income and 24.4% of our operating profit before tax.

The main products and services that our Global Wholesale Banking segment provides are:

•	Global transaction services, which includes cash management trade finance and other financing alternatives;

•	Credit markets, which includes origination and distribution units for structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions and equity capital markets products;

•	Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities, global custody and securities services and equity research;

•	Treasury trading activities, which offers our customers tailored derivative products, foreign exchange transactions and other financial products and structures;

•	Proprietary trading, which is responsible for the management of our proprietary investment portfolio; and

•	Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs.

Global Transaction Services

Our Global Wholesale Banking segment includes our Global Transaction Services area focused on our customers’ needs for local and global transaction banking solutions, particularly in the areas of trade finance transactions, cash management, commercial financing and basic financing activities. Specifically, our services include:

•	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

•	Basic financing. We offer our clients short- and medium- term financing for working capital and other purposes.

•	Commercial financing. We offer supply chain finance products, such as confirming, factoring and leasing.

•
Trade finance. We have a dedicated team for originating and structuring foreign trade transactions and related financing operations, including both credit and collateral management. In 2012 and 2013, the magazine Trade Finance named Banco Santander Mexico the best bank in the “Best Trade Bank in Mexico” category based on annual client polls.

Credit Markets

The credit markets operations of Global Wholesale Banking include project finance, debt capital markets, syndicated loans and acquisition finance, and asset and capital structuring areas:

•
Project Finance. Banco Santander Mexico originates, structures and finances projects which usually have the sponsorship of a private institution. Banco Santander Mexico has participated in transactions in almost all economic sectors, such as energy, infrastructure, water and transportation, among others. It is currently positioned as the leading commercial bank for the structuring and financing of infrastructure and renewable projects in Mexico. In the infrastructure sector, the Bank led the funding and acted as advisor for the Libramiento Apaseo Palmillas project, which raised Ps.5,450 million in debt; additionally, it structured and managed the debt issuance of Autopista Monterrey-Saltillo (operated by Isolux Corsan) in the debt capital markets, for a total amount of Ps.4,200 million. In the energy sector, the Bank led the refinancing of Nuevo Pemex’s cogeneration plant for Abengoa, which successfully raised U.S.$680 million of total debt, making it the biggest project finance deal in Mexico in 2013; additionally, it participated in the financing of a wind farm called Eoliatec del Pacífico for Electricite de France Energies Nouvelles and Mitsui, which raised Ps.3,620 million in total debt.  In the water sector, the project finance team closed two wastewater plant deals (PTARs), PTAR Saltillo, operated by IDEAL, and PTAR Acuña, which was acquired by Promotora Serverm, Cade 4 and Promotora Elja. The deals raised Ps.250 million and Ps.136 million in debt, respectively. Both loans were granted 100% by Banco Santander Mexico.

•
Debt Capital Markets. Our Debt Capital Markets team originates, structures and distributes corporate and sovereign debt in both the local and international capital markets for Mexican issuers. Over the past twelve-month period, we were ranked fifth in terms of volume in the local market according to the Bloomberg League Tables. We were involved in some of the largest debt offerings from Mexican issuers, such as Pemex (Ps.9,600 million and Ps.2,500 million), Comisión Federal de Electricidad (Ps.10,000 million and Ps.12,000 million), Fibra Uno (Ps.8,500 million), the first issuance of a Mexican Real Estate Investment Trust in the local market, Arca Continental (Ps.2,700 million), Genomma Lab (Ps.4,000 million in two different transactions) and Sempra (Ps.5,200 million).  In the international debt capital markets, we were involved in some of the largest offerings by Mexican issuers, such as Banco Santander Mexico (U.S.$1,300 million), Pemex (U.S.$3,000 million), Cemex (U.S.$600 million) and the first ever Rule 144A/Regulation S peso-denominated project bond, Red de Carreteras de Occidente (Ps.7,500 million).

•
Syndicated Loans and Acquisition Finance. In 2013 we ranked among the top banks in terms of deal count, according to our own calculations, closing a total of 20 deals, including Atento, Pemex, American Tower, Elementia, Grupo R, Fibra Uno, Nemak and Bimbo, with an aggregate deal volume of approximately Ps.103,600 million total.

•
Asset and Capital Structuring. This area is responsible for the development of financing products that optimize capital investments.  Our principal asset and capital structuring activities involve equity and mezzanine funding for energy and infrastructure projects. By the end of 2013, our assets and capital structuring division had invested, or obtained approval to invest, in a portfolio of wind, hydro and solar photovoltaic projects totaling 1,100 megawatts (weighted by our provision of the equity funding for the projects).

Notable transactions closed during 2013 include:

•	Sale of an 18% participation in a portfolio of four wind farms with a design capacity of 731 megawatts to a European development bank.

•	Provision of 96% of equity funding for an 8.4 megawatt hydroelectric project that will supply Banco Santander Mexico with electricity under a self-supply arrangement.

•	Sale of a 50% participation in a 200 megawatt wind farm located in Oaxaca to a European developer.

•
Establishment of a joint venture, in which assets and capital structuring has a 50% participation, with a European developer to develop a portfolio of four wind farms with a design capacity of 500 megawatts in Mexico.

Corporate Finance

Our Corporate Finance sub-division of our Global Wholesale Banking segment is engaged in the following activities.

Mergers and Acquisitions

We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, fairness opinions and capital raising services.  As part of our universal banking model, we are able to offer financing to the parties we advise.

In 2013, we acted as financial advisor in transactions with our clients, including the acquisition of Sabadell’s branch offices in Spain by Grupo E, a group of private investors, the acquisition of ING Hipotecaria’s mortgage business in Mexico by Banco Santander Mexico and other private transactions. In 2012, we acted as exclusive financial advisor in several transactions with our clients, including the sale and leaseback of branches of Banco Santander Mexico and other private transactions in the commercial sector.

Equity Capital Markets

We are one of the leading banks in the Mexican domestic capital markets. In 2013, we participated in 11 transactions for different clients in the Mexican equity capital markets. We acted as global coordinator in the follow-on offering of FIBRA UNO (Fideicomiso de Infraestructura de Bienes Raíces) in the Mexican and international markets for an aggregate amount of Ps.22,050 million. We acted as sole global coordinator in the tender offer for the shares of Grupo Modelo by Anheuser-Busch InBev, which achieved a tender acceptance rate of 90% for an amount of approximately U.S.$20 billion, which was the largest public transaction in the history of the Mexican market. We acted as Joint Global Coordinator and local and international bookrunner in the follow-on offerings of Fibra Inn and Vesta for an aggregate amount of more than Ps.7,300 million.  We also participated in the transactions of Grupo Sanborns (local bookrunner), OHL México (local bookrunner), OMA (local bookrunner), Fibra Shop (co-manager), Volaris (local bookrunner), Lala (co-manager) and Actinver (local bookrunner).

In 2013, we ranked second in transaction volume among our competitors in the Mexican equity issuers market, according to Bloomberg data.

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

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products.  We are a leader in the local derivatives exchange Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer); in December 2013, we ranked among the top three most active brokers and clearing members in terms of traded volume in futures, options and listed swap contracts.

We also provide services with respect to management, settlement and custody of equity and fixed income portfolios of our corporate and institutional clients. In 2012, Banco Santander Mexico received the “Domestic Top Rated” award, “Cross Border Commended” award and “Leading Clients Commended” award in the “Emerging Markets Survey” conducted by Global Custodian magazine.

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

Global Wholesale Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment clients tailor-made wholesale banking products and solutions in order to cover these clients’ needs in investment banking and markets.

Our retail markets team designs and provides adapted derivative and cash flow products (mainly rates and foreign exchange) for retail clients, distributing them through our branch network.  They also provide tailor-made derivative products for those retail clients with specific, complex requirements.

Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, debt and equity issuances, mergers and acquisitions, and asset and capital structuring, bringing our retail clients products that address specific, one-time needs.

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

Our Core Products

Deposit-Taking and Sale and Repurchase Agreements Transactions

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

We also enter into repurchase transactions.  Repurchase agreements are Mexican-law governed sale and repurchase agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security.  Under a circular issued by the Mexican Central Bank, Mexican banks may enter into repurchase transactions with Mexican and foreign counterparties.  Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities.  Repurchase transactions must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association.  Collateral may be provided in connection with repurchase transactions.

Reverse repurchase agreements totaled Ps.76,025 million at December 31, 2013, a 6.8% increase compared to the amount at December 31, 2012.  We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including our reverse repurchase agreements at the dates indicated.

	At December 31,
	2011		2012		2013
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	109,955	Ps.	115,619	Ps.	145,587
Non-interest-bearing deposits		68,055		95,242		112,367
Subtotal	Ps.	178,010	Ps.	210,861	Ps.	257,954
Time deposits:
Notes with interest payable at maturity	Ps.	106,548	Ps.	119,875	Ps.	115,711
Fixed-term deposits		17,730		6,261		146
Foreign currency time deposits		4,417		5,340		4,046
Subtotal	Ps.	128,695	Ps.	131,476	Ps.	119,903
Reverse repurchase agreements	Ps.	72,562	Ps.	51,589	Ps.	57,506
Accrued interest(1)		259		213		182
Other deposits		9,122		11,958		11,579
Total customer deposits	Ps.	388,648	Ps.	406,097	Ps.	447,124
Deposits from the Mexican Central Bank and credit institutions(2)		75,193		42,937		70,216
Total deposits	Ps.	463,841	Ps.	449,034	Ps.	517,340

(1)	Mainly from time deposits.

(2)
Includes Ps.45,707 million, Ps.19,603 million and Ps.18,519 million of reverse repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2011, 2012 and 2013, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				Change, December 31, 2013 vs. December 31, 2012
	2012		2013		(Millions of pesos)		(%)
	(Millions of pesos)
Retail:
Individuals	Ps.	136,556	Ps.	161,657	Ps.	25,101	18.4%
SMEs		33,175		41,411		8,236	24.8
Middle-market corporations(1)		79,314		92,796		13,482	17.0
Government Institutions		14,952		14,484		(468)	(3.1)
Subtotal		263,997		310,348		46,351	17.6
Global corporate clients		91,092		88,168		(2,924)	(3.2)
Total(2)	Ps.	355,089	Ps.	398,516	Ps.	43,427	12.2%

(1)	Included private banking.

(2)	These amounts do not include repurchase agreements.

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

	As of December 31,				Change, December 31, 2013 vs. December 31, 2012
	2012		2013		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	72,290	Ps.	91,859	Ps.	19,569	27.1%
Credit cards		36,973		39,782		2,809	7.6
SMEs		33,175		41,411		8,236	24.8
Payroll loans		14,504		15,572		1,068	7.4
Personal loans		12,584		14,150		1,566	12.4
Other		205		291		86	42.0
Total	Ps.	169,731	Ps.	203,065	Ps.	33,334	19.6%

The Santander Hipotecario residential mortgage portfolio amounted to Ps.19,423 million and Ps.26,906 million as of December 31, 2012 and December 31, 2013, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2013.

Annual interest rate
(%)
Credit cards	25.6
Personal loans (includes payroll loans, personal loans and others)	26.3
Mortgages	10.3

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

Our clients include employees from the public and private sectors.  At December 31, 2013, payroll loans amounted to Ps.15,572 million (U.S.$1,190 million), representing approximately 3.9% of our total lending portfolio.  We held approximately 11.40% of the market share in Mexico in payroll loans at December 31, 2013, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months, and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary.  Personal loans are not secured by collateral.  At December 31, 2013, personal loans amounted to Ps.14,150 million (U.S.$1,081 million), representing approximately 3.6% of our total lending portfolio.

Our personal loans portfolio had approximately 1,000,000 (including payroll loans, personal loans and others) customers as of December 31, 2013, a 2% increase since December 31, 2012.

Credit Cards

We are the third-largest issuer of credit card loans in the Mexican market according to information published by the CNBV, and we had issued 2.7 million credit cards across 2.3 million accounts as of December 31, 2013.  At this date, we held a 13.2% market share, with a Ps.40,079 million (U.S.$3,063 million) loan portfolio and a delinquency rate of 2.7%, the lowest in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2013, our total credit card loans outstanding represents approximately 10.0% of our total lending portfolio.

We issue 25 different MasterCard and Visa credit cards designed for our different business segments.  We mainly issue to our existing customers, such as deposit account holders and non-deposit account holders.  Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances.  We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments.  Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels.  Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products.  The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.

During 2007 and 2008, excessive over-leverage in the consumer credit market in Mexico resulted in poor portfolio performance.  This also affected our credit card portfolio.  As a result, we implemented contingency measures, such as tightening of credit policies, reinforcement of collections and reduction or cancellation of credit lines.  These factors helped to put delinquency rates and credit losses back within acceptable risk levels by the middle of 2010.  As of December 31, 2013, our credit card portfolio has the best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,
	2010	2011	2012	2013
Total credit card non-performing loans as a percentage of total credit card loans	5.08%	3.11%	4.04%	3.35%

	Mexican Banking GAAP
	For the years ended December 31,
	2007	2008	2009
Total credit card non-performing loans as a percentage of total credit card loans	5.77%	10.74%	4.64%

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

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years.  We have a leading position in this business among non-government-owned banks and, at December 31, 2013, held a 17.69% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2013, we had a total mortgage portfolio of Ps.91,859 million (U.S.$7,021 million), representing approximately 23.1% of our total lending portfolio.

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The purchase price was Ps.2,042 million (U.S.$156 million), which was determined at closing based on the aggregate total equity of the entities that we acquired, plus the net value of the assets that we purchased directly, minus a negotiated discount.  In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,606 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. We did not purchase any loans to developers as part of the GE Capital acquisition or otherwise. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,827 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,676 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,643 million).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which includes a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$41.4 million) for ING Hipotecaria’s equity. The acquisition is expected to generate operating synergies and contribute favorably to our overall performance once ING Hipotecaria has been fully integrated.

As a result of our acquisition of the GE Capital residential mortgage business and ING Hipotecaria, we had the second-largest mortgage portfolio in the private banking sector in Mexico in 2013, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  The mortgage portfolio of the GE Capital mortgage business represented approximately 27% and 30% of our mortgage portfolio as of December 31, 2012 and 2013, respectively, as determined in accordance with Mexican Banking GAAP. The mortgage portfolio of Santander Vivienda (formerly known as ING Hipotecaria) represented approximately 12% of our mortgage portfolio as of December 31, 2013, as determined in accordance with Mexican Banking GAAP.

On average, the loan-to-value ratio of our mortgage loans is 63% as of December 31, 2013. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.5 million) or up to 90% (if the property value is less than or equal to Ps.5 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

According to the Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal, or SHF), there was a deficit of approximately 9.0 million homes in Mexico in 2013. This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF.  We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group (“Zurich”) to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  On July 15, 2011, we announced that we had signed the definitive agreements with Zurich regarding this long-term alliance. On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to Zurich Santander Insurance America, S.L., which was created as the holding company for the joint venture between Banco Santander Spain and Zurich, for an initial price of Ps.7,441 million.  During the second quarter ended June 30, 2013, there was a price adjustment decrease of Ps.178 million (before taxes) related to the sale of Seguros Santander to the joint venture, which resulted from a revision to the methodology used to calculate insurance reserves. As a result of this revision, the parties agreed to a purchase price adjustment and a release agreement whereby both parties agreed to a mutual release of claims upon receipt of payment with respect to post-closing price adjustments. The adjustment represented 4.1% of our revenues and less than 1% of our reported net income in 2012. The joint venture is 51% controlled by Zurich and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of Zurich Santander Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance, other than auto insurance sold through its aggregator and subject to certain other limitations on exclusivity.  As a result, Banco Santander Mexico presently continues to sell insurance policies through its different distribution channels, focusing on open market insurance products and the development of credit-linked supply insurances.

Prior to its sale to Zurich Santander Insurance America, S.L., Seguros Santander offered life, automobile, fraud and home insurance.  Its products were offered through our branch network.  We did not distribute third-party providers’ insurance products prior to the sale of Seguros Santander to Zurich Santander Insurance America, S.L.

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers.  The products we sell, which are underwritten by the joint venture with Zurich, together with sales of products of its predecessor, Seguros Santander, represented approximately 23.6% and 24.5% of the commissions we earned in 2012 and 2013, respectively.

Total outstanding insurance premiums distributed by us increased 22%, to Ps.2,141 million, in 2013 as compared to 2012, and total insurance commissions collected by us increased 12.5% in 2013 as compared to 2012. This result was supported by a significant mass media campaign for Autocompara, focusing on the improvement of sales force productivity and their incentive scheme.

The products we distribute as part of our insurance brokerage services include life, automobile, home, health, accident, fraud, unemployment and life-savings insurance.  We focus on simple standardized banking product-related insurance mainly intended for the retail business.  We cross-sell these insurance products with our banking products.  The products are sold through our distribution network and we receive a service fee from the insurance providers based on our sales.

We do not bear any underwriting risk in connection with our insurance brokerage services. All underwriting risk is assumed by, and all premiums are payable to, the relevant third-party insurance underwriters.

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico.  Clients may access this program at our branches, on the Internet or by telephone.  This new program has been accompanied by a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector.  As of December 31, 2013, automobile insurance products generated commissions of Ps.642 million (U.S.$49 million) based on a portfolio of approximately 494,662 outstanding automobile insurance policies.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services.  As of December 31, 2013, we had approximately 276,192 SME customers, 38,267 middle-market corporation customers and 7,224 government institutional customers.  Our middle-market corporation customers include companies across all industry sectors.  Our SME and middle-market corporation clients coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2013, Casa de Bolsa Santander had 5,265 customer contracts and Ps.599.9 billion in assets under management, and accounted for 0.1% of our total assets and 1.7% of our total equity. In 2013, Casa de Bolsa Santander had net income of Ps.114 million (U.S.$9 million), which represented 0.8% of our net income.

Asset Management

Prior to its sale in December 2013, Gestión Santander was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Spain to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Spain. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

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

As of December 31, 2013, our distribution channels included:

•	Office network: We have 1,234 offices throughout Mexico.

•	ATMs: We have 5,264 ATMs with coverage throughout Mexico.

•	Contact centers: We have 2,192 contact center positions with approximately 4,293 employees. We receive more than 3.5 million in-bound calls per month and generate 5.0 million transactions.

•	Internet banking: We had, on average, more than 38.4 million banking transactions per month in 2013, with more than 580,201 active customers.

•
Mobile banking: Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets. As of December 31, 2013, we had more than 163,683 active customers and 5.4 million transactions on average.

•	Specialized sales force: We have 260 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía): We have 13,471 complementary branches provided by our agents, Telecomm and Oxxo. See “—Alternative Distribution Channels—Third-Party Branches.”

•
Third-party mortgage brokers: In the year ended December 31, 2013, approximately 33% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

Office Network

Our office network offers our products and services to our customers.  The table below shows the number of our branches in our branch network, as well as our cash tellers (ventanillas), Santander Select offices and Santander Select units (módulos) across Mexico’s regions at the dates indicated.  Information is provided with respect to the offices of Banco Santander Mexico only.  Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cashiers.  We did not have any box offices in 2010 and 2011.  Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but they are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

	At December 31,			Change, December 31, 2013 vs. December 31, 2012
	2011	2012	2013	#	%
Central	122	131	142	11	8.4%
Metro North	148	155	165	10	6.5
Metro South	139	143	157	14	9.8
Northeast	137	144	154	10	6.9
Northwest	108	108	117	9	8.3
North	96	96	106	10	10.4
West	110	117	125	8	6.8
South	99	105	111	6	5.7
Southeast	138	143	157	14	9.8
Total	1,097	1,142	1,234	92	8.1%

Alternative Distribution Channels

General

We also distribute our products and services through alternative distribution channels, which have experienced consistent growth in terms of sales, services, provision of product information and customer preference. These alternative distribution channels consist of ATMs, our contact centers, internet banking, mobile banking, Asesores Super Nómina and third-party branches.

Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low income segment where we are able to have a more effective relationship with a broader customer base.

ATMs

We operate an extensive network of 5,264 ATMs throughout Mexico, including those located in our branches and on-site service units.  Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,			Change, December 31, 2013 vs. December 31, 2012
	2011	2012	2013	#	%
Central	477	500	539	39	8%
Metro North	596	623	662	39	6
Metro South	489	501	551	50	10
Northeast	590	645	653	8	1
Northwest	467	465	506	41	9
North	373	408	434	26	6
West	417	435	455	20	5
South	528	574	614	40	7
Southeast	752	795	850	55	7
Total	4,689	4,946	5,264	316	6%

Contact Centers

Our contact centers in Queretaro and Crisol in Mexico City, Mexico can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans.  A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans.  Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices.  Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

•	Customer service: We receive more than 2.8 million in-bound calls per month from our customers.

•	Sales: Through our contact centers, we grant approximately 31% of the consumer loans and approximately 40% of the credit cards that we issue.

•	Collecting receivables: With more than 3.4 million outbound and in-bound calls, we collect more than Ps.316 million (U.S.$24 million) of receivables per month.

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

As of December 31, 2013, we had approximately 580,201 active internet banking clients.  We had, on average, 38.4 million internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2013.  The following table presents summarized operating statistics for our internet banking channel.

	Monthly Average		Change, year ended December 31, 2013 vs. year ended December 31, 2012
	Year ended December 31,		#	%
	2012	2013
Monetary transactions	10,129,445	10,925,648	796,203	8%
Non-monetary transactions	24,639,918	27,542,137	2,902,219	12%
Total transactions	34,769,363	38,467,785	3,698,422	11%

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

Mobile banking lowers the cost of bringing services to our customers and makes our services more convenient, which we believe helps to increase customer transactions.

Specialized Sales Force

Our Asesores Super Nomina network is a specialized sales force responsible for delivering the payroll kits to the employees of the companies that have payroll services with the Bank.  Payroll kits are welcome kits that describe all of the benefits of the payroll deposit services to the client. Upon the signature of a contract contained in this kit, the employee allows us to offer him pre-approved financial products (such as credit cards, consumer loans, insurance policies and investments) through all of our banking channels. This process is part of our 360-degree cross-selling strategy.

When the payroll kits are delivered, the Asesores Super Nómina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards.

As of December 31, 2013, 260 agents belonged to our Asesores Super Nómina network.  These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 94,424 total payroll kits in 2013, an increase of 29.1% from a monthly average of 73,159 payroll kits delivered in 2012.

Third-Party Branches

We provide banking services to our customers through 11,901 Grupo Oxxo offices and 1,570 complementary branches provided by our agent, Telecom, as of December 31, 2013.  At these third-party branches, we process more than 373,950 transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries.  These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction.

In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, pursuant to which we obtained the ability to offer our services through more than 11,901 new third-party branches. At these locations, our clients make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.5,000 per account per day. The agreement is renewable on an annual basis and we pay Oxxo a fixed amount per transaction.

Third-Party Mortgage Brokers

The acquisition of the GE Capital residential mortgage business in April 2011 reinforced our strategy of originating mortgages through third-party mortgage brokers. Approximately 33% of our mortgages were originated through third-party mortgage brokers in 2013.  We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 50 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.  Although we do not have exclusivity arrangements with these third-party mortgage brokers, we estimate that 30% of their operations are for our benefit.

Funding

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.447.1 billion (U.S.$34.2 billion), or 58.4%, of our total liabilities as of December 31, 2013.  Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	254,859	10.3%	Ps.	301,954	11.0%	Ps.	357,430	12.1%	Ps.	425,151	13.2%	Ps.	460,636	13.4%
BBVA Bancomer		602,841	24.4		678,856	24.7		666,673	22.5		697,077	21.7		743,952	21.7
Banamex		506,370	20.5		550,552	20.0		574,710	19.4		575,574	17.9		568,614	16.6
Banorte(1)		263,529	10.7		283,679	10.3		371,393	12.5		425,524	13.2		441,869	12.9
HSBC		263,593	10.7		275,547	10.0		330,668	11.2		318,601	9.9		308,318	9.0
Inbursa		132,135	5.4		149,221	5.4		147,878	5.0		156,067	4.8		169,872	5.0
Scotiabank		119,118	4.8		131,183	4.8		129,444	4.4		150,127	4.7		171,319	5.0
Santander + Top 6	Ps.	2,142,445	86.9%	Ps.	2,370,993	86.3%	Ps.	2,578,195	87.0%	Ps.	2,748,123	85.4%	Ps.	2,864,581	83.6%
Total System	Ps.	2,465,788	100.0%	Ps.	2,746,820	100.0%	Ps.	2,964,687	100.0%	Ps.	3,219,261	100.0%	Ps.	3,424,998	100.0%

Source:   Funding and market share data are calculated by us, using information published by the CNBV.  In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	130,874	10.4%	Ps.	156,912	10.8%	Ps.	178,490	10.8%	Ps.	210,950	11.8%	Ps.	257,927	12.9%
BBVA Bancomer		355,940	28.4		403,441	27.7		438,267	26.5		472,832	26.5		526,225	26.4
Banamex		280,706	22.4		352,223	24.2		411,261	24.9		400,428	22.5		430,280	21.6
Banorte(2)		128,710	10.3		140,713	9.7		180,303	10.9		199,770	11.2		244,809	12.3
HSBC		127,972	10.2		150,358	10.3		172,808	10.5		187,271	10.5		178,358	8.9
Scotiabank		61,472	4.9		62,537	4.3		70,268	4.3		75,059	4.2		88,336	4.4
Inbursa		48,273	3.9		51,738	3.6		53,052	3.2		59,981	3.4		65,622	3.3
Santander + Top 6(3)	Ps.	1,133,947	90.5%	Ps.	1,317,923	90.6%	Ps.	1,504,449	91.0%	Ps.	1,606,291	90.2%	Ps.	1,791,557	89.9%
Total System	Ps.	1,252,614	100.0%	Ps.	1,454,463	100.0%	Ps.	1,652,742	100.0%	Ps.	1,781,714	100.0%	Ps.	1,993,472	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	114,239	10.9%	Ps.	126,179	11.9%	Ps.	159,387	14.6%	Ps.	186,739	15.5%	Ps.	172,808	14.7%
BBVA Bancomer		232,891	22.3		214,990	20.2		208,102	19.1		199,437	16.6		185,827	15.8
Banorte(1)		124,288	11.9		129,503	12.2		166,938	15.3		204,522	17.0		181,062	15.4
Banamex		195,490	18.7		171,354	16.1		119,883	11.0		132,013	11.0		116,591	9.9
HSBC		110,765	10.6		103,258	9.7		125,323	11.5		108,603	9.0		109,450	9.3
Inbursa		76,365	7.3		89,872	8.5		89,049	8.2		90,944	7.6		91,311	7.8
Scotiabank		53,643	5.1		64,042	6.0		53,571	4.9		69,480	5.8		70,855	6.0
Santander + Top 6	Ps.	907,682	86.9%	Ps.	899,198	84.7%	Ps.	922,252	84.6%	Ps.	991,738	82.5%	Ps.	927,904	78.8
Total System	Ps.	1,044,335	100.0%	Ps.	1,061,776	100.0%	Ps.	1,089,816	100.0%	Ps.	1,202,330	100.0%	Ps.	1,177,040	100.0%

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

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	9,745	5.8%	Ps.	18,863	8.2%	Ps.	19,553	8.8%	Ps.	27,463	11.7%	Ps.	29,901	11.7%
BBVA Bancomer		14,010	8.3		60,425	26.2		20,304	9.1		24,808	10.5		31,900	12.5
Banamex		30,173	17.8		26,975	11.7		43,566	19.6		43,133	18.3		21,743	8.5
HSBC		24,856	14.7		21,931	9.5		32,537	14.6		22,727	9.7		20,510	8.1
Banorte(2)		10,531	6.2		13,463	5.8		24,152	10.9		21,232	9.0		15,998	6.3
Inbursa		7,497	4.4		7,610	3.3		5,776	2.6		5,143	2.2		12,940	5.1
Scotiabank		4,002	2.4		4,604	2.0		5,605	2.5		5,588	2.4		12,129	4.8
Santander + Top 6(3)	Ps.	100,814	59.6%	Ps.	153,872	66.7%	Ps.	151,494	68.2%	Ps.	150,094	63.8%	Ps.	145,120	57.0%
Total System	Ps.	169,126	100.0%	Ps.	230,581	100.0%	Ps.	222,129	100.0%	Ps.	235,216	100.0%	Ps.	254,486	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

After operating for more than 15 years in Mexico, the “Santander” brand has become a marketing leader in the Mexican financial services market.  We are sixth among other banks in advertising spending, according to December 2013 data from IbopeAGB México, an independent agency that tracks TV advertising and ratings. We also are second in terms of unaided brand awareness and third in “top-of-mind” rankings according to a report prepared for our parent company, Banco Santander Spain, by Ipsos, a global market research company, in September-October 2013.

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

We also provide strong support to SMEs, which are the largest generators of employment in Mexico.  Today we are one of the fastest growing banks in the SME market.  Also crucial is the premier segment, as evidenced by the development of the “Santander Select” concept with exclusive branches to attend to these customers. In 2013, we reached a total of 108 Santander Select offices.

Our clear and focused strategy based on quality has earned us the ranking of tied for second-best bank in terms of customer service, according to the Corporate Survey on Customer Satisfaction prepared for our parent company, Banco Santander Spain, by Ipsos dated August-September 2013. We are working hard to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

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

In Mexico, one part of our marketing efforts is dedicated to social responsibility.  Four times per year, our ATMs are able to receive voluntary donations from customers.  In this way, we have supported the valuable work of UNICEF in Mexico so that all children may attend school and receive a quality education.  This program has raised more than Ps.123 million in the past eleven years.  We have also supported works for the benefit of the environment performed by Reforestamos México, as well as the construction of homes through La Fundación Vivienda (Fideicomiso Provivah), with over 2,350 homes built in the past five years.  In addition, the collective unions, together with other organizations, promote the Association of Banks of Mexico’s “Bécalos” program, which has provided scholarships to 191,000 students.

In 2013, our mass media campaigns have continued to focus on high growth markets and on key products to achieve our Retail Banking segment objectives: auto insurance, credit cards, accounts, consumer credit, collections and membershiPs. Other campaigns that combine advertising and customer events have and will continue to focus on the SME, premier, preferred and select customer segments, private banking, mortgages, universities and consumer finance.

All the campaigns we have launched reflect and will continue to reflect our new positioning as “a bank for your ideas.” Customers are the focal point of our business model and we understand their needs, seek to respond with innovative solutions and build long-term relationships based on confidence. We believe customers enjoy a unique brand experience and perceive tangible benefits in all of their dealings with us, through all channels, including advertising.

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

We have also meaningfully increased our presence on social networks, including YouTube, Facebook and Twitter during 2013 as compared to 2012.

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

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2013, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2013
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	4	4	13.0%	14.0%
Deposits	4	4	13.7%	14.8%
Total assets	3	4	12.6%	12.8%
Asset quality(4)	5	5	—	—
Total equity	3	4	13.7%	13.7%
Net income	2	3	17.7%	16.7%
Efficiency(5)	2	2	—	—
ROAE(6)	3	2	—	—

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

(3)	We calculate market share based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

Our prominence in the Mexican financial system has been recognized in the Mexican business community. In 2012, América Economía ranked Banco Santander Mexico as the second overall best bank in Latin America and the first in Mexico, and The Banker and Euromoney also recognized Banco Santander México as the best bank in the country. In 2012 and 2013, Euromoney recognized our private banking unit as the best in the “super affluent” category, defined as clients with net worth between U.S.$500,000 and U.S.$1.0 million. Also in 2013, Euromoney ranked Banco Santander Mexico as the best bank in Mexico for the second consecutive year and The Banker recognized it as the best private bank in Latin America.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.”  As of December 31, 2013, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 67.9% of the total deposits in Mexico, followed by a total of 17.6% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks.  The remaining 14.5% was distributed among 36 other banks.

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

Commercial banks in Mexico also compete in the retail market with non-banking institutions known as Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals.  Until recently, the commercial credit market for middle- and low- income individual customers has been serviced almost exclusively by non-banking institutions.  Currently, more than 50 non-banking institutions are licensed to operate in Mexico. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations.  Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles (now abolished) and Sofomes.

At the beginning of 2008, the Mexican Banking Law was modified to, among other things, grant authority to the CNBV (with the assistance of other regulators, but having primary responsibility) to authorize the creation of banks solely to engage in certain activities (which is intended to incentivize competition, reduce required capital considering their risk exposure and improve the attention to certain industries and regions) as compared to so-called “universal” banks, such as Banco Santander Mexico.  As a result of the reduced capital requirements and potential reduced operational costs that are likely to apply to this type of bank, competition has increased as a result of the creation of more banks to target specific market niches.  To our knowledge, as of December 31, 2013, the CNBV has granted less than ten authorizations for the creation of this kind of limited operation bank.

Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 30 other brokerage houses, 18 of which are part of a financial group and the rest of which are independent. As of December 31, 2013, Casa de Bolsa Santander ranked in tenth place in terms of amount traded on the Mexican Stock Exchange with a market share of 4.59%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	11,827	15.6%	Ps.	13,851	15.7%	Ps.	18,683	20.9%	Ps.	17,822	17.6%	Ps.	20,878	16.7%
BBVA Bancomer		21,845	28.8		27,011	30.5		28,834	32.3		28,123	27.8		37,871	30.3
Banamex		18,757	24.8		22,091	25.0		14,150	15.8		17,965	17.7		21,639	17.3
Inbursa		8,090	10.7		8,216	9.3		6,031	6.7		8,382	8.3		16,316	13.0
Banorte(2)		6,190	8.2		7,362	8.3		9,569	10.7		10,888	10.8		14,279	11.4
HSBC		1,865	2.5		2,130	2.4		2,788	3.1		6,274	6.2		3,715	3.0
Scotiabank		2,147	2.8		2,933	3.3		3,132	3.5		4,399	4.3		3,179	2.5
Others(3)		5,042	6.7		4,833	5.5		6,176	6.9		7,419	7.3	Ps.	7,277	5.8
Financial groups	Ps.	75,762	100.0%	Ps.	88,427	100.0%	Ps.	89,364	100.0%	Ps.	101,272	100.0%	Ps.	125,154	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	582,034	12.2%	Ps.	676,019	13.2%	Ps.	739,173	12.8%	Ps.	750,337	12.5%	Ps.	821,799	12.6%
BBVA Bancomer		1,107,780	23.2		1,114,171	21.8		1,324,736	22.9		1,383,800	23.1		1,501,965	23.0
Banamex		1,125,478	23.6		1,149,480	22.5		1,199,200	20.7		1,196,579	20.0		1,262,376	19.4
Banorte(2)		567,138	11.9		590,558	11.6		829,277	14.3		916,567	15.3		1,006,788	15.4
HSBC		392,614	8.2		435,309	8.5		508,721	8.8		504,526	8.4		530,540	8.1
Inbursa		288,102	6.0		264,823	5.2		340,436	5.9		339,958	5.7		360,194	5.5
Scotiabank		176,879	3.7		194,225	3.8		190,081	3.3		226,979	3.8		245,775	3.8
Others(3)		535,184	11.2		679,905	13.3		653,783	11.3		678,064	11.3		788,659	12.1
Financial groups	Ps.	4,775,209	100.0%	Ps.	5,104,490	100.0%	Ps.	5,785,407	100.0%	Ps.	5,996,810	100.0%	Ps.	6,518,096	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total assets and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth total equity and market share in terms of total equity for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	73,973	12.9%	Ps.	82,424	13.2%	Ps.	88,479	13.3%	Ps.	97,826	15.0%	Ps.	94,703	13.7%
Banamex		157,447	27.4		161,678	25.9		155,987	23.5		160,413	24.6		160,816	23.2
BBVA Bancomer		114,714	19.9		126,261	20.2		136,120	20.5		144,084	22.1		156,984	22.7
Banorte(2)		44,974	7.8		50,227	8.1		77,082	11.6		88,509	13.6		108,691	15.7
Inbursa		61,839	10.7		68,497	11.0		73,198	11.0		78,011	12.0		82,165	11.9
HSBC		47,301	8.2		49,522	7.9		46,787	7.1		50,748	7.8		55,770	8.0
Scotiabank		26,822	4.7		29,892	4.8		29,654	4.5		33,005	5.1		33,826	4.9
Total for seven financial groups(3)	Ps.	527,069	91.6%	Ps.	568,501	91.1%	Ps.	607,307	91.6%	Ps.	652,596	100.0%	Ps.	692,954	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average equity and equity to total assets ratio at the latest available date for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009		2010		2011		2012		2013
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	16.3%	12.7%	17.7%	12.2%	21.9%	12.0%	19.1%	13.0%	21.7%	11.5%
BBVA Bancomer	19.6	10.4	22.4	11.3	22.0	10.3	20.1	10.4	25.2	10.5
HSBC	4.5	12.0	4.4	11.4	5.8	9.2	12.9	10.1	7.0	10.5
Banorte(2)	14.6	7.9	15.5	8.5	15.0	9.3	13.2	9.7	14.5	10.8
Banamex	12.6	14.0	13.8	14.1	8.9	13.0	11.4	13.4	13.5	12.7
Scotiabank	8.0	15.2	10.3	15.4	10.5	15.6	14.0	14.5	9.5	13.8
Inbursa	13.9	21.5	12.6	25.9	8.5	21.5	11.1	22.9	20.4	22.8
Financial groups	13.8%	12.0%	14.7%	12.2%	13.9%	11.5%	14.9%	11.9%	17.5%	11.6%

Source: Return on average equity and the equity to total assets ratio are calculated by us using information published by the CNBV.

(1)	Calculated based upon the average balance of shareholders’ equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2013, Grupo Financiero Santander Mexico was the second-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	35.8%	38.6%	44.2%	39.5%	35.5%
Inbursa	28.8	25.7	37.5	28.8	23.3
BBVA Bancomer	38.0	40.7	41.2	42.1	42.1
Banamex	45.6	48.4	52.3	50.9	46.5
Banorte(1)	52.6	52.3	55.7	54.0	52.1
HSBC	62.5	76.9	70.7	63.9	63.0
Scotiabank	70.6	68.4	63.6	63.1	64.6
Financial groups	53.4%	49.9%	51.3%	47.7%	45.1%

Source:  Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	207,737	11.0%	Ps.	227,556	11.2%	Ps.	313,672	13.5%	Ps.	350,683	13.7%	Ps.	394,932	14.0%
BBVA Bancomer		524,408	27.8		579,725	28.6		629,897	27.1		663,857	25.9		720,423	25.6
Banamex		350,064	18.5		332,743	16.4		394,840	17.0		444,028	17.3		484,749	17.2
Banorte(2)		245,107	13.0		270,213	13.3		357,506	15.4		409,914	16.0		438,693	15.6
HSBC		159,953	8.5		171,421	8.5		187,639	8.1		198,979	7.8		204,990	7.3
Inbursa		158,644	8.4		176,212	8.7		174,108	7.5		177,043	6.9		199,079	7.1
Scotiabank		100,057	5.3		106,012	5.2		114,519	4.9		127,827	5.0		148,400	5.3
Total for seven financial groups(3)	Ps.	1,745,970	92.5%	Ps.	1,863,882	92.0%	Ps.	2,172,181	93.6%	Ps.	2,372,331	92.6%	Ps.	2,591,267	91.9%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	244,048	11.6%	Ps.	276,848	12.3%	Ps.	309,193	12.8%	Ps.	362,452	14.0%	Ps.	404,668	14.8%
BBVA Bancomer		543,316	25.9		572,581	25.4		591,574	24.5		614,634	23.8		652,459	23.9
Banamex		453,933	21.7		486,390	21.6		510,969	21.2		503,417	19.5		523,716	19.2
Banorte(2)		274,908	13.1		288,836	12.8		363,337	15.0		419,759	16.2		438,336	16.1
HSBC		234,297	11.2		249,093	11.1		293,185	12.1		291,081	11.2		281,484	10.3
Scotiabank		110,091	5.3		119,605	5.3		116,816	4.8		137,465	5.3		142,830	5.2
Inbursa		124,465	5.9		125,934	5.6		107,240	4.4		97,575	3.8		89,879	3.3
Total for seven financial groups(3)	Ps.	1,985,057	94.7%	Ps.	2,119,287	94.1%	Ps.	2,292,314	94.9%	Ps.	2,426,383	93.8%	Ps.	2,533,371	93.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total deposits and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	1.7%	1.7%	1.7%	1.7%	3.6%
Banamex	2.0	1.4	1.6	1.9	2.4
Scotiabank	3.9	3.6	2.7	2.3	2.9
Banorte(1)	2.5	2.5	1.9	2.1	3.1
BBVA Bancomer	3.8	2.5	3.1	3.3	3.1
Inbursa	2.8	2.0	3.3	3.7	4.4
HSBC	5.0	3.1	2.7	2.0	5.9
Financial groups	3.0%	2.3%	2.4%	2.4%	3.2%

Source:  Asset quality ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the time periods indicated.  The coverage ratio is defined as allowance for impairment losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	318.9%	268.6%	210.5%	190.0%	115.5%
HSBC	131.6	173.9	214.5	233.8	100.6
Banorte(1)	122.4	123.7	143.1	138.3	104.6
BBVA Bancomer	136.0	174.2	126.4	128.8	120.6
Scotiabank	103.6	103.3	115.3	130.5	121.1
Banamex	243.9	255.0	284.0	230.7	214.6
Inbursa	357.9	522.7	398.8	389.1	308.5
Median of seven financial groups	136.0%	174.2%	210.5%	190.0%	120.6%

Source: Coverage ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the time periods indicated.  The cost of risk is defined as allowance for impairment losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	7.0%	3.9%	2.4%	2.8%	3.4%
Inbursa	3.3	2.8	1.9	3.1	1.7
Banorte(1)	3.4	2.7	1.7	1.6	2.1
Scotiabank	3.0	2.5	1.9	1.3	2.8
BBVA Bancomer	5.2	3.6	3.3	3.4	3.4
HSBC	8.7	5.6	3.8	2.4	4.0
Banamex	7.2	4.4	4.9	4.5	5.5
Median of seven financial groups	5.2%	3.6%	2.4%	2.8%	3.4%

Source: Cost of risk is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012(1)	2013
	(%)
Santander	1.9%	2.2%	2.6%	2.4%	2.7%
Inbursa	3.2	3.0	2.0	2.5	4.7
BBVA Bancomer	1.9	2.4	2.4	2.1	2.6
Banamex	2.1	1.9	1.2	1.5	1.8
Banorte(2)	1.1	1.3	1.3	1.2	1.5
Scotiabank	1.3	1.6	1.6	2.1	1.3
HSBC	0.4	0.5	0.6	1.2	0.7
Median of seven financial groups	1.9%	1.9%	1.6%	2.1%	1.8%

Source: Return on average assets is calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of total assets.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans to deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans to deposits ratios for the periods presented.  The loans to deposit ratio is total loans, net of allowance for impairment losses, divided by deposits.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	80.5%	78.5%	97.8%	93.6%	93.6%
HSBC	63.8	65.1	60.3	65.1	68.5
Banamex	73.4	66.0	73.9	84.4	87.8
Banorte(1)	86.4	90.7	95.7	94.9	96.8
Scotiabank	87.2	85.4	95.0	90.2	100.2
BBVA Bancomer	91.6	96.9	102.3	103.5	106.2
Inbursa	114.7	125.0	141.1	155.0	191.5
Median of seven financial groups	86.4%	85.4%	95.7%	93.6%	96.8%

Source: The loans to deposit ratio is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per branch and deposits per branch as of December 31, 2013, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2013
	(Loans per branch in millions of pesos)(1)		(Deposits per branch in millions of pesos)(1)
Santander	Ps.	320	Ps.	328
BBVA Bancomer		402		364
Inbursa		626		283
Banorte(2)		342		341
Banamex		288		311
HSBC		208		285
Scotiabank		236		227

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

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per employee and deposits per employee as of December 31, 2013, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2013
	(Loans per employee in millions of pesos)(1)		(Deposits per employee in millions of pesos)(1)
Santander	Ps.	22	Ps.	23
Inbursa		102		46
BBVA Bancomer		25		22
Banorte(2)		21		21
Banamex		15		16
Scotiabank		15		15
HSBC		11		15

Source:	Loans per employee and deposits per employee are calculated by us, using information published by the CNBV.

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

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of December 31, 2013, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2013
(%)
Santander	2.52%
Inbursa	2.62
Banorte(1)	3.26
BBVA Bancomer	3.43
HSBC	4.44
Scotiabank	4.71
Banamex	4.68%

Source:	Operating expenditures as a percentage of the sum of average loans and deposits is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Net fees as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees as a percentage of operating expenditures as of December 31, 2013, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2013
(%)
Santander	67.55%
Banamex	59.06
BBVA Bancomer	44.39
Banorte	29.08
HSBC	31.83
Scotiabank	26.18
Inbursa	25.68%

Source:	Net fees as a percentage of operating expenditures is calculated by us, using information published by the CNBV.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011				2012			2013
	(Millions of pesos)		(Market share (%))(1)		(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	13,700	19.1%		Ps.	17,398	20.0%	Ps.	18,903	17.7%
BBVA Bancomer		23,455	32.6			23,151	26.6		30,829	28.8
Banamex		9,587	13.3			12,356	14.2		16,354	15.3
Banorte(2)		7,135	9.9			10,139	11.6		12,065	11.3
Inbursa		3,824	5.3			4,079	4.7		11,797	11.0
Scotiabank		2,862	4.0			3,841	4.4		2,766	2.6
HSBC		922	1.3			4,370	5.0		2,146	2.0
Others(3)		10,371	14.4			11,793	13.5		12,213	11.4
Mexican financial system	Ps.	71,855	100.0	%(4)	Ps.	87,126	100.0%	Ps.	107,073	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

(4)	Figures do not add due to rounding.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	91,710	15.3%	Ps.	95,966	15.1%	Ps.	92,820	13.7%
Banamex		126,959	21.2		129,349	20.3		137,760	20.3
BBVA Bancomer		116,377	19.4		117,183	18.4		125,701	18.5
Banorte(2)		55,558	9.3		66,105	10.4		77,859	11.5
Inbursa		51,183	8.5		54,058	8.5		57,006	8.4
HSBC		40,031	6.7		43,187	6.8		47,610	7.0
Scotiabank		27,278	4.5		29,674	4.7		26,756	3.9
Total for seven banks(3)	Ps.	509,096	84.9%	Ps.	535,523	84.1%		565,511	83.3%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth the return on average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011		2012		2013
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	16.0%	12.0%	18.5%	12.8%	20.0%	11.3%
BBVA Bancomer	20.9	9.2	19.8	9.3	25.4	9.2
HSBC	2.4	7.6	10.7	8.9	4.7	9.3
Banorte(2)	14.9	7.6	16.7	10.9	16.8	9.9
Scotiabank	10.3	13.8	13.4	13.2	9.8	11.1
Banamex	7.5	11.3	9.5	11.5	12.2	11.9
Inbursa	7.9	19.6	7.9	22.2	21.2	22.2
Mexican financial system	12.5%	10.0%	14.0%	10.6%	17.2%	10.6%

Source: Return on average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented.   Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2009	2010	2011	2012	2013
	(%)
Santander	11.8%	15.3%	14.5%	14.5%	12.8%
Inbursa	22.1	22.2	18.9	20.0	18.1
Banamex	18.4	19.4	15.0	14.9	14.1
Banorte(1)	12.0	12.1	10.8	11.8	12.7
Scotiabank	16.4	17.5	15.5	15.5	12.1
HSBC	13.9	11.2	11.9	11.5	12.0
BBVA Bancomer	11.9	12.1	11.3	11.0	11.9
Median of seven banks	13.9%	15.3%	14.5%	14.5%	12.7%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2013, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Banco Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013
	(%)
Santander	43.4%	38.6%	34.8%
Inbursa	32.4	26.8	19.8
BBVA Bancomer	43.6	45.0	44.6
Banamex	55.7	54.0	49.4
Banorte(1)	58.6	50.5	53.7
Scotiabank	63.5	64.8	65.5
HSBC	76.5	69.2	66.7
Mexican financial system	56.0%	54.4%	47.0%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	205,910	10.5%	Ps.	227,556	10.7%	Ps.	313,672	12.7%	Ps.	350,683	12.7%	Ps.	394,930	13.0%
BBVA Bancomer		520,193	26.4		573,991	27.0		624,742	25.4		659,258	24.0		713,505	23.5
Banamex		350,684	17.8		332,719	15.6		394,523	16.0		444,496	16.2		485,369	16.0
Banorte(2)		222,464	11.3		249,495	11.7		338,528	13.7		392,013	14.3		422,890	14.0
HSBC		160,027	8.1		171,779	8.1		188,046	7.6		198,979	7.2		204,990	6.8
Inbursa		161,552	8.2		178,665	8.4		177,705	7.2		174,569	6.3		197,549	6.5
Scotiabank		99,257	5.1		106,023	5.0		114,525	4.7		127,473	4.6		148,115	4.9
Total for seven banks(3)	Ps.	1,720,087	87.4%	Ps.	1,840,228	86.5%	Ps.	2,151,741	87.4%	Ps.	2,347,471	85.3%	Ps.	2,567,349	84.7%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on total mortgage loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	29,792	8.9%	Ps.	34,743	9.6%	Ps.	63,361	15.4%	Ps.	70,875	15.7%	Ps.	90,711	17.7%
BBVA Bancomer		135,521	40.7		144,998	40.0		146,809	35.6		153,849	34.0		155,582	30.3
Banorte(2)		48,151	14.4		54,694	15.1		62,752	15.2		71,389	15.8		81,715	15.9
Banamex		41,681	12.5		49,906	13.8		58,144	14.1		67,048	14.8		74,885	14.6
Scotiabank		40,568	12.2		43,055	11.9		45,298	11.0		50,029	11.0		57,204	11.2
HSBC		22,029	6.6		19,659	5.4		19,879	4.8		19,924	4.4		25,183	4.9
Inbursa		1,228	0.4		1,299	0.4		1,304	0.3		1,293	0.3		1,249	0.2
Santander + Top 6(3)	Ps.	318,971	95.7%	Ps.	348,354	96.2%	Ps.	397,547	96.4%	Ps.	434,408	95.9%	Ps.	486,528	94.9%
Total System	Ps.	333,257	100.0%	Ps.	362,261	100.0%	Ps.	412,206	100.0%	Ps.	452,866	100.0%	Ps.	512,865	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on total consumer loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	45,269	11.7%	Ps.	41,615	10.4%	Ps.	50,612	10.2%	Ps.	63,840	10.7%	Ps.	69,305	10.3%
BBVA Bancomer		112,420	29.0		123,749	30.9		152,215	30.7		173,404	29.1		187,702	27.9
Banamex		91,559	23.6		95,401	23.8		126,325	25.5		149,649	25.1		166,270	24.7
Banorte(2)		27,467	7.1		28,913	7.2		38,239	7.7		47,348	7.9		59,815	8.9
HSBC		33,874	8.7		28,238	7.1		30,536	6.2		34,887	5.8		39,463	5.9
Scotiabank		18,550	4.8		16,598	4.1		16,679	3.4		20,717	3.5		26,433	3.9
Inbursa		6,529	1.7		10,051	2.5		10,255	2.1		5,387	0.9		15,966	2.4
Santander + Top 6(3)	Ps.	335,668	86.6%	Ps.	344,565	86.0%	Ps.	424,862	85.6%	Ps.	495,231	83.0%	Ps.	564,952	83.9%
Total System	Ps.	387,408	100.0%	Ps.	400,487	100.0%	Ps.	496,144	100.0%	Ps.	596,601	100.0%	Ps.	673,022	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on total commercial loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	109,267	11.7%	Ps.	130,637	13.3%	Ps.	164,345	14.4%	Ps.	176,853	14.5%	Ps.	195,183	14.6%
BBVA Bancomer		211,340	22.6		216,024	22.0		226,348	19.8		235,953	19.4		269,269	20.2
Banamex		144,526	15.5		133,104	13.5		154,966	13.6		169,929	14.0		179,604	13.5
Banorte(2)		99,496	10.6		110,629	11.3		154,351	13.5		170,912	14.1		170,522	12.8
Inbursa		134,705	14.4		131,380	13.4		142,986	12.5		125,129	10.3		139,493	10.5
HSBC		77,836	8.3		83,106	8.5		103,446	9.1		111,236	9.1		117,824	8.8
Scotiabank		31,395	3.4		35,130	3.6		42,187	3.7		42,660	3.5		50,968	3.8
Santander + Top 6(3)	Ps.	808,566	86.5%	Ps.	840,011	85.4%	Ps.	988,629	86.5%	Ps.	1,032,672	84.9%	Ps.	1,122,863	84.2%
Total System	Ps.	935,146	100.0%	Ps.	983,114	100.0%	Ps.	1,142,790	100.0%	Ps.	1,215,802	100.0%	Ps.	1,333,143	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on total government and financial entities loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2009			2010			2011			2012			2013
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	21,725	6.9%	Ps.	20,560	5.4%	Ps.	35,355	8.6%	Ps.	39,116	8.1%	Ps.	39,731	7.8%
Banorte(2)		47,905	15.3		55,258	14.5		83,186	20.2		102,364	21.1		110,838	21.7
BBVA Bancomer		60,194	19.3		89,221	23.4		99,370	24.2		96,052	19.8		100,954	19.7
Banamex		72,685	23.2		54,309	14.2		55,087	13.4		57,869	11.9		64,611	12.6
Inbursa		19,437	6.2		35,934	9.4		23,159	5.6		42,761	8.8		40,841	8.0
Scotiabank		9,543	3.1		11,240	2.9		10,362	2.5		14,067	2.9		37,866	7.4
HSBC		26,215	8.4		40,776	10.7		34,184	8.3		32,933	6.8		22,520	4.4
Santander + Top 6(3)	Ps.	257,704	82.4%	Ps.	307,297	80.6%	Ps.	340,703	82.8%	Ps.	385,160	79.3%	Ps.	417,361	81.6%
Total System	Ps.	312,649	100.0%	Ps.	381,400	100.0%	Ps.	411,242	100.0%	Ps.	485,586	100.0%	Ps.	511,373	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	315,642	12.1%	Ps.	362,595	13.0%	Ps.	405,469	13.7%
BBVA Bancomer		591,887	22.7		616,099	22.1		656,449	22.2
Banamex		511,927	19.6		512,161	18.3		529,244	17.9
Banorte(1)		365,489	14.0		400,325	14.3		421,868	14.2
HSBC		293,877	11.3		291,630	10.4		281,772	9.5
Scotiabank		116,853	4.5		138,317	5.0		147,340	5.0
Inbursa		107,545	4.1		100,838	3.6		91,802	3.1
Total for seven banks	Ps.	2,303,220	88.3%	Ps.	2,421,965	86.8%	Ps.	2,533,944	85.5%

Source:	Deposits and market share data are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	1.7%	1.7%	3.6%
Banorte(1)	1.8	1.8	3.1
Banamex	1.5	1.9	2.4
HSBC	2.7	2.0	5.9
Scotiabank	2.7	2.3	2.9
BBVA Bancomer	3.1	3.3	3.2
Inbursa	3.2	3.5	4.2
Mexican financial system	2.5%	2.5%	3.4%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the time periods indicated.

	As of December 31,
	2009		2010		2011		2012		2013
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,066	9.9%	1,075	9.5%	1,097	9.3%	1,142	9.2%	1,234	9.8%
BBVA Bancomer	1,795	16.7	1,796	15.9	1,810	15.4	1,799	14.5	1,793	14.3
Banamex	1,623	15.1	1,696	15.0	1,703	14.4	1,705	13.7	1,683	13.4
Banorte(2)	1,088	10.1	1,134	10.0	1,289	10.9	1,322	10.7	1,284	10.2
HSBC	1,191	11.1	1,144	10.1	1,067	9.1	1,040	8.4	987	7.8
Scotiabank	598	5.6	646	5.7	647	5.5	639	5.1	628	5.0
Inbursa	144	1.3	254	2.2	270	2.3	295	2.4	318	2.5
Santander + Top 6(3)	7,505	69.9%	7,745	68.6%	7,883	66.9%	7,942	64.0%	7,927	63.0%
Total System	10,731	100.0%	11,291	100.0%	11,786	100.0%	12,412	100.0%	12,581	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the time periods indicated.

	As of December 31,
	2009		2010		2011		2012		2013
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	4,265	12.7%	4,439	12.4%	4,689	12.9%	4,946	12.3%	5,262	12.9%
BBVA Bancomer	6,237	18.5	6,760	18.8	7,710	21.2	7,746	19.3	7,749	19.0
Banorte(2)	4,478	13.3	5,004	13.9	5,179	14.2	6,716	16.8	7,049	17.3
Banamex	5,710	17.0	5,855	16.3	6,029	16.6	6,288	15.7	6,609	16.2
HSBC	6,249	18.6	6,331	17.6	6,195	17.0	6,490	16.2	6,120	15.0
Scotiabank	1,459	4.3	1,492	4.2	1,554	4.3	1,558	3.9	2,221	5.4
Inbursa	591	1.8	745	2.1	781	2.1	711	1.8	703	1.7
Santander + Top 6(3)	28,989	86.2%	30,626	85.2%	32,137	88.2%	34,455	86.0%	35,713	87.5%
Total System	33,648	100.0%	35,942	100.0%	36,429	100.0%	40,082	100.0%	40,811	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We have initiated and maintained a strategic Social Corporate Responsibility Program (Responsabilidad Social Corporativa) which promotes a continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA).

In October 2012, we obtained AENOR recertification of the ISO 14001:2004 certificate. This accounts for the SGA, which applies to the administration, management and maintenance of our principal executive offices in Santa Fe, Mexico City.  The recertification has a term of three years with annual revisions.  In October 2013, the first follow-up audit took place, confirming that the SGA was still operating in an effective manner, and that it showed significant improvements.

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

The selected statistical information set forth below includes information at and for the year ended December 31, 2009 derived from financial statements prepared in accordance with Mexican Banking GAAP.  See “Presentation of Financial and Other Information.”  Because of the material differences in criteria and presentation between Mexican Banking GAAP and IFRS, such information is not comparable with the selected statistical data as of and for the years ended December 31, 2010, 2011, 2012 and 2013.

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data and previously presented consolidated balance sheet data to reflect the application of IAS 19, as well as discontinued operations relating to our sale of Gestión Santander in December 2013. We have retrospectively adjusted the comparative amounts since January 1, 2010 in our selected financial data as if this revised standard had been in effect since that date. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2011					2012					2013
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,860	Ps.	1,449	4.55%	Ps.	31,446	Ps.	1,444	4.59%	Ps.	31,365	Ps.	1,264	4.03%
Total	Ps.	31,860	Ps.	1,449	4.55%	Ps.	31,446	Ps.	1,444	4.59%	Ps.	31,365	Ps.	1,264	4.03%
Loans and advances to credit institutions
Pesos	Ps.	36,972	Ps.	1,594	4.31%	Ps.	60,511	Ps.	2,751	4.55%	Ps.	72,994	Ps.	2,989	4.09%
Foreign currency(1)		13,163		21	0.16		22,386		39	0.17		19,696		30	0.15%
Total	Ps.	50,135	Ps.	1,615	3.22%	Ps.	82,897	Ps.	2,790	3.37%	Ps.	92,690	Ps.	3,019	3.26%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	223,063	Ps.	22,992	10.31%	Ps.	254,822	Ps.	27,930	10.96%	Ps.	286,653	Ps.	29,757	10.38%
Foreign currency(1)		42,116		1,292	3.07		47,102		1,551	3.29		50,923		1,816	3.57
Total	Ps.	265,179	Ps.	24,284	9.16%	Ps.	301,924	Ps.	29,481	9.76%	Ps.	337,576	Ps.	31,573	9.35%
Loans and advances to customers—credit cards
Pesos	Ps.	25,719	Ps.	6,961	27.07%	Ps.	32,965	Ps.	8,604	26.10%	Ps.	38,666	Ps.	9,882	25.56%
Total	Ps.	25,719	Ps.	6,961	27.07%	Ps.	32,965	Ps.	8,604	26.10%	Ps.	38,666	Ps.	9,882	25.56%
Debt instruments
Pesos	Ps.	193,671	Ps.	10,607	5.48%	Ps.	217,059	Ps.	11,490	5.29%	Ps.	179,272	Ps.	8,802	4.91%
Foreign currency(1)		2,938		172	5.85		3,406		48	1.41		2,851		26	0.91
Total	Ps.	196,609	Ps.	10,779	5.48%	Ps.	220,465	Ps.	11,538	5.23%	Ps.	182,123	Ps.	8,828	4.85%
Income from hedging operations
Pesos			Ps.	1,268				Ps.	1,540				Ps.	728
Foreign currency(1)				208					—					—
Total			Ps.	1,476				Ps.	1,540				Ps.	728
Other interest-earning assets
Pesos			Ps.	23				Ps.	111				Ps.	80
Foreign currency(1)				—					13					12
Total			Ps.	23				Ps.	124				Ps.	92
Total interest-earning assets
Pesos	Ps.	511,285	Ps.	44,894	8.78%	Ps.	596,803	Ps.	53,870	9.03%	Ps.	608,950	Ps.	53,502	8.79%
Foreign currency(1)		58,217		1,693	2.91		72,894		1,651	2.26		73,470		1,884	2.56
Total	Ps.	569,502	Ps.	46,587	8.18%	Ps.	669,697	Ps.	55,521	8.29%	Ps.	682,420	Ps.	55,386	8.12%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2011					2012					2013
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	10,501				Ps.	12,898				Ps.	14,048
Foreign currency(1)		889					815					861
Total	Ps.	11,390				Ps.	13,713				Ps.	14,909
Allowance for impairment losses
Pesos	Ps.	(10,557)				Ps.	(12,762)				Ps.	(10,355)
Foreign currency(1)		(301)					(318)					(424)
Total	Ps.	(10,858)				Ps.	(13,080)				Ps.	(10,779)
Tangible assets
Pesos	Ps.	5,260				Ps.	6,508				Ps.	6,458
Total	Ps.	5,260				Ps.	6,508				Ps.	6,458
Intangible assets
Pesos	Ps.	2,505				Ps.	1,872				Ps.	1,924
Total	Ps.	2,505				Ps.	1,872				Ps.	1,924
Other non-interest-earning assets
Pesos	Ps.	84,318				Ps.	99,871				Ps.	86,463
Foreign currency(1)		4,623					180					327
Total	Ps.	88,941				Ps.	100,051				Ps.	86,790
Total non-interest-earning assets
Pesos	Ps.	92,027				Ps.	108,387				Ps.	98,538
Foreign currency(1)		5,211					677					764
Total	Ps.	97,238				Ps.	109,064				Ps.	99,302
Total average assets
Pesos	Ps.	603,312	Ps.	44,894	7.44%	Ps.	705,190	Ps.	53,870	7.64%	Ps.	707,488	Ps.	53,502	7.56%
Foreign currency(1)		63,428		1,693	2.67		73,571		1,651	2.24		74,234		1,884	2.54
Total	Ps.	666,740	Ps.	46,587	6.99%	Ps.	778,761	Ps.	55,521	7.13%	Ps.	781,722	Ps.	55,386	7.09%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2011					2012					2013
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	84,810	Ps.	3,799	4.48%	Ps.	94,051	Ps.	4,253	4.52%	Ps.	60,294	Ps.	2,505	4.15%
Foreign currency(1)		11,946		112	0.94		13,614		138	1.01		16,741		144	0.86
Total	Ps.	96,756	Ps.	3,911	4.04%	Ps.	107,665	Ps.	4,391	4.08%	Ps.	77,035	Ps.	2,649	3.44%
Customer deposits— Demand accounts
Pesos	Ps.	74,446	Ps.	1,594	2.14%	Ps.	126,752	Ps.	2,133	1.68%	Ps.	154,825	Ps.	2,866	1.85%
Foreign currency(1)		16,062		14	0.09		17,284		5	0.03		20,150		9	0.04
Total	Ps.	90,508	Ps.	1,608	1.78%	Ps.	144,036	Ps.	2,138	1.48%	Ps.	174,975	Ps.	2,875	1.64%
Customer deposits—Savings accounts
Pesos	Ps.	24				Ps.	24				Ps.	18
Total	Ps.	24				Ps.	24				Ps.	18
Customer deposits— Time deposits
Pesos	Ps.	111,223	Ps.	4,676	4.20%	Ps.	122,493	Ps.	5,414	4.42%	Ps.	126,985	Ps.	4,971	3.91%
Foreign currency(1)		11,268		25	0.22		9,209		27	0.29		9,707		26	0.27
Total	Ps.	122,491	Ps.	4,701	3.84%	Ps.	131,702	Ps.	5,441	4.13%	Ps.	136,692	Ps.	4,997	3.66%
Customer deposits— Reverse repurchase agreements
Pesos	Ps.	89,781	Ps.	3,999	4.45%	Ps.	104,175	Ps.	4,682	4.49%	Ps.	89,003	Ps.	3,393	3.81%
Total	Ps.	89,781	Ps.	3,999	4.45%	Ps.	104,175	Ps.	4,682	4.49%	Ps.	89,003	Ps.	3,393	3.81%
Subordinated debentures
Foreign currency(1)	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	228	Ps.	11	4.82%
Total	Ps.	—	Ps.	—		Ps.	—	Ps.	—		Ps.	228	Ps.	11	4.82%
Marketable debt securities and other financial liabilities
Pesos	Ps.	34,313	Ps.	1,913	5.58%	Ps.	31,124	Ps.	1,648	5.29%	Ps.	28,634	Ps.	1,390	4.85%
Foreign currency(1)		200		6	3.00		2,048		88	4.30		13,052		604	4.63
Total	Ps.	34,513	Ps.	1,919	5.56%	Ps.	33,172	Ps.	1,736	5.23%	Ps.	41,686	Ps.	1,994	4.78%
Other liabilities
Pesos	Ps.	49,852	Ps.	1,838	3.69%	Ps.	70,087	Ps.	3,029	4.32%	Ps.	78,847	Ps.	3,084	3.91%
Total	Ps.	49,852	Ps.	1,838	3.69%	Ps.	70,087	Ps.	3,029	4.32%	Ps.	78,847	Ps.	3,084	3.91%
Expense from hedging operation
Pesos	Ps.	—	Ps.	—		Ps.	—	Ps.	9		Ps.	—	Ps.	320
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	—		Ps.	—	Ps.	9		Ps.		Ps.	320
Other interest expense
Pesos	Ps.	—	Ps.	—		Ps.	—	Ps.	213		Ps.		Ps.	216
Foreign currency(1)		—		—			—		—					—
Total	Ps.	—	Ps.	—		Ps.	—	Ps.	213		Ps.		Ps.	216
Total interest-bearing liabilities
Pesos	Ps.	444,449	Ps.	17,819	4.01%	Ps.	548,706	Ps.	21,381	3.90%	Ps.	538,606	Ps.	18,745	3.48%
Foreign currency(1)		39,476		157	0.40		42,155		258	0.61		59,878		794	1.33
Total	Ps.	483,925	Ps.	17,976	3.71%	Ps.	590,861	Ps.	21,639	3.66%	Ps.	598,484	Ps.	19,539	3.26%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2011					2012					2013
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	43,375				Ps.	17,841				Ps.	22,032
Foreign currency(1)		9					11					32
Total	Ps.	43,384				Ps.	17,852				Ps.	22,064
Other liabilities— non-interest-bearing
Pesos	Ps.	37,507				Ps.	42,562				Ps.	49,106
Foreign currency(1)		21,182					31,885					11,239
Total	Ps.	58,689				Ps.	74,447				Ps.	60,345
Total equity
Pesos	Ps.	80,742				Ps.	95,601				Ps.	100,829
Total	Ps.	80,742				Ps.	95,601				Ps.	100,829
Total non-interest-bearing liabilities and equity
Pesos	Ps.	161,624				Ps.	156,004				Ps.	171,967
Foreign currency(1)		21,191					31,896					11,271
Total	Ps.	182,815				Ps.	187,900				Ps.	183,238
Total liabilities and equity
Pesos	Ps.	606,073	Ps.	17,819	2.94%	Ps.	704,710	Ps.	21,381	3.03%	Ps.	710,573	Ps.	18,745	2.64%
Foreign currency(1)		60,667		157	0.26		74,051		258	0.35		71,149		794	1.12
Total	Ps.	666,740	Ps.	17,976	2.70%	Ps.	778,761	Ps.	21,639	2.78%	Ps.	781,722	Ps.	19,539	2.50%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2013 compared to the year ended December 31, 2012.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2013 and 2012
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(3)	Ps.	(177)	Ps.	(180)
Total	Ps.	(3)	Ps.	(177)	Ps.	(180)
Loans and advances to credit institutions
Pesos	Ps.	511	Ps.	(273)	Ps.	238
Foreign currency(1)		(4)		(5)		(9)
Total	Ps.	507	Ps.	(278)	Ps.	229
Loans and advances to customers—excluding credit cards
Pesos	Ps.	3,304	Ps.	(1,477)	Ps.	1,827
Foreign currency(1)		136		129		265
Total	Ps.	3,440	Ps.	(1,348)	Ps.	2,092
Loans and advances to customers—credit cards
Pesos	Ps.	1,457	Ps.	(179)	Ps.	1,278
Total	Ps.	1,457	Ps.	(179)	Ps.	1,278
Debt instruments
Pesos	Ps.	(1,855)	Ps.	(833)	Ps.	(2,688)
Foreign currency(1)		(5)		(17)		(22)
Total	Ps.	(1,860)	Ps.	(850)	Ps.	(2,710)
Income from hedging operations
Pesos	Ps.	(812)	Ps.	—	Ps.	(812)
Foreign currency(1)		—
Total	Ps.	(812)	Ps.	—	Ps.	(812)
Other interest-earning assets
Pesos	Ps.	(31)	Ps.	—	Ps.	(31)
Foreign currency(1)		(1)				(1)
Total	Ps.	(32)	Ps.	—	Ps.	(32)
Total interest-earning assets
Pesos	Ps.	2,571	Ps.	(2,939)	Ps.	(368)
Foreign currency(1)		126		107		233
Total	Ps.	2,697	Ps.	(2,832)	Ps.	(135)

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2013 and 2012
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(1,402)	Ps.	(346)	Ps.	(1,748)
Foreign currency(1)		27		(21)		6
Total	Ps.	(1,375)	Ps.	(367)	Ps.	(1,742)
Customer deposits—Demand accounts
Pesos	Ps.	520	Ps.	213	Ps.	733
Foreign currency(1)		1		3		4
Total	Ps.	521	Ps.	216	Ps.	737
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	176	Ps.	(619)	Ps.	(443)
Foreign currency(1)		1		(2)		(1)
Total	Ps.	177	Ps.	(621)	Ps.	(444)
Customer deposits—Reverse repurchase agreements
Pesos	Ps.	(578)	Ps.	(711)	Ps.	(1,289)
Foreign currency(1)		—		—		—
Total	Ps.	(578)	Ps.	(711)	Ps.	(1,289)
Subordinated debentures
Foreign currency(1)	Ps.	11		—	Ps.	11
Total	Ps.	11		—	Ps.	11
Marketable debt securities and other financial liabilities
Pesos	Ps.	(121)	Ps.	(137)	Ps.	(258)
Foreign currency(1)		509		7		516
Total	Ps.	388	Ps.	(130)	Ps.	258
Other liabilities
Pesos	Ps.	343	Ps.	(288)	Ps.	55
Foreign currency(1)		—		—		—
Total	Ps.	343	Ps.	(288)	Ps.	55
Expense from hedging operations
Pesos	Ps.	311	Ps.	—	Ps.	311
Foreign currency(1)		—		—		—
Total	Ps.	311	Ps.	—	Ps.	311
Other interest expense
Pesos	Ps.	3	Ps.	—	Ps.	3
Foreign currency(1)		—		—		—
Total	Ps.	3	Ps.	—	Ps.	3
Total interest-bearing liabilities
Pesos	Ps.	(748)	Ps.	(1,888)	Ps.	(2,636)
Foreign currency(1)		549		(13)		536
Total	Ps.	(199)	Ps.	(1,901)	Ps.	(2,100)

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2011		2012		2013
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	511,285	Ps.	596,803	Ps.	608,950
Foreign currency(1)		58,217		72,894		73,470
Total	Ps.	569,502	Ps.	669,697	Ps.	682,420
Net interest income
Pesos	Ps.	27,075	Ps.	32,489	Ps.	34,757
Foreign currency(1)		1,536		1,393		1,090
Total	Ps.	28,611	Ps.	33,882	Ps.	35,847
Gross yield(2)
Pesos		8.78%		9.03%		8.79%
Foreign currency(1)		2.91		2.26		2.56
Total		8.18%		8.29%		8.12%
Net yield(3)
Pesos		5.30%		5.44%		5.71%
Foreign currency(1)		2.64		1.91		1.48
Total		5.02%		5.06%		5.25%
Yield spread(4)
Pesos		4.77%		5.13%		5.31%
Foreign currency(1)		2.51		1.65		1.23
Total		4.47%		4.63%		4.86%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2011	2012	2013
	(Percentages)
Return on Average Equity and Assets
ROAA: Return on average total assets	2.67%	2.24%	1.83%
ROAE: Return on average equity	22.01	18.25	14.16
Dividend pay-out ratio(1)	63.87	41.85	146.00
Average equity as a percentage of average total assets	12.11%	12.28%	12.90%

(1)
Dividends declared per share divided by net income per share.  On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,
	2011	2012	2013
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	5.60%	4.70%	4.60%
Loans and advances to credit institutions	8.80	12.38	13.57
Loans and advances to customers – excluding credit cards	46.56	45.08	49.47
Loans and advances to customers – credit cards	4.52	4.92	5.67
Debt instruments	34.52	32.92	26.69
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2011, 2012 and 2013, the book value of our investment securities was Ps.224.8 billion, Ps.171.3 billion and Ps.171.2 billion, respectively (representing 30.2%, 21.6% and 20.0%  of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented, Ps.204.3 billion, or 90.9%, of our investment securities at December 31, 2011, Ps.150.4 billion, or 87.8%, of our investment securities at December 31, 2012 and Ps.141.0 billion, or 82.4%, of our investment securities at December 31, 2013.  For a discussion of how we value our investment securities, see note 2 to our audited financial statements.

The following table shows the book values of our investment securities by type of counterparty at each of the dates indicated.  As of December 31, 2011, 2012 and 2013, Ps.55.6 billion, Ps.41.3 billion and Ps.41.5 billion of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.  As of December 31, 2011, 2012 and 2013, the aggregate book value of our debt instruments issued by the Mexican government was equal to 147.5%, 91.1% and 104.9% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 77.4%, 59.9% and 47.3% of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2011		2012		2013
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	134,016	Ps.	90,735	Ps.	97,172
Debt instruments issued by the Mexican Central Bank		70,346		59,645		43,825
Foreign government debt securities		—		—		13,440
Debt instruments issued by private sector		9,581		8,247		11,285
Total debt instruments		213,943		158,627		165,722
Total equity securities		10,844		12,652		5,448
Total investment securities	Ps.	224,787	Ps.	171,279	Ps.	171,170

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at December 31, 2013.

	Maturity as of December 31, 2013
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	50,495	1.62%	Ps.	26,248	4.22%	Ps.	9,287	3.78%	Ps.	11,142	6.00%	Ps.	97,172
Debt instruments issued by the Mexican Central Bank		4,672	3.54		26,769	3.70		12,384	3.93		—	0.00		43,825
Foreign government debt securities		15	0.01		1,651	12.89		—	0.00		11,774	0.04		13,440
Debt instruments issued by the private sector		1,445	2.55		7,217	8.29		2,620	4.05		3	6.17		11,285
Total debt instruments	Ps.	56,627	1.94%	Ps.	61,885	4.86%	Ps.	24,291	3.84%	Ps.	22,919	5.80%	Ps.	165,722

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,
	2011		2012		2013
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	1,226	Ps.	115	Ps.	101
Call money transactions granted		3,401		26,822		17,560
Repurchase agreements		14,642		59,963		70,594
Guarantee deposits—collateral delivered		18,264		17,285		15,272
Other demand accounts		2,033		6,182		8,316
Reciprocal accounts		1,401		1,467		9,997
Total	Ps.	40,967	Ps.	111,834	Ps.	121,840

Loan Portfolio

At December 31, 2011, 2012 and 2013 our total loans and advances to customers, which excludes our loans and advances to credit institutions and repurchase agreements, equaled Ps.321,875 million, Ps.355,089 million and Ps.398,516 million, respectively, representing 43.2%, 44.8% and 46.45% of our total assets at such dates, respectively.  Net of allowance for impairment losses, loans and advances to customers equaled Ps.314,628 million, Ps.345,702 million and Ps.384,752 million, at December 31, 2011, 2012 and 2013, respectively, representing 42.3%, 43.6% and 44.9% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.132,983 million, Ps.139,152 million and Ps.140,643 million at December 31, 2011, 2012 and 2013, respectively.  Loan commitments drawable by third parties include mostly credit card lines and commercial commitments.  While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history.  The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

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

The Bank has a diversified loan portfolio with no concentration exceeding 10% of total loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	15,841	Ps.	33,378	Ps.	38,732	Ps.	37,387
Commercial, financial and industrial		143,179		173,357		179,802		199,474
Mortgage		35,776		64,043		72,290		91,859
Installment loans to individuals		42,044		51,097		64,265		69,796
Revolving consumer credit card loans		25,097		28,637		36,973		39,782
Non-revolving consumer loans		16,947		22,460		27,292		30,014
Total loans		236,840		321,875		355,089		398,516
Allowance for impairment losses		(7,558)		(7,247)		(9,387)		(13,764)
Loans net of allowance for impairment losses	Ps.	229,282	Ps.	314,628	Ps.	345,702	Ps.	384,752

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	19,649
Commercial, financial and industrial		113,026
Mortgage		29,792
Installment loans to individuals		45,270
Revolving consumer credit card loans		29,970
Non-revolving consumer loans		15,300
Total loans		207,737
Allowance for impairment losses		(11,368)
Loans net of allowance for impairment losses	Ps.	196,369

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,
	2010	2011	2012	2013
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Public sector	0.0%	0.0%	0.0%	0.0%
Commercial, financial and industrial	1.7	1.5	1.1	4.2
Mortgage	2.0	3.5	3.4	3.9
Installment loans to individuals	4.5	3.0	4.6	4.7
Revolving consumer credit card loans	5.1	3.1	4.0	3.3
Non-revolving consumer loans	3.7	2.8	5.3	6.4
Total	2.1%	2.0%	2.1%	3.8%

Mexican Banking GAAP
For the year ended December 31,
2009
(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Public sector	0.0%
Commercial, financial and industrial	0.9
Mortgage	2.1
Installment loans to individuals	4.3
Revolving consumer credit card loans	4.6
Non-revolving consumer loans	3.7
Total	1.7%

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2013.

	IFRS as of December 31, 2013
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	13,204	8.17%	Ps.	14,559	9.57%	Ps.	9,624	11.35%	Ps.	37,387	9.38%
Commercial, financial and industrial		114,134	70.64		74,417	48.91		10,923	12.89		199,474	50.05
Mortgages		11,243	6.96		26,762	17.59		53,854	63.51		91,859	23.05
Installment loans to individuals		22,989	14.23		36,418	23.93		10,389	12.25		69,796	17.52
Revolving consumer credit card loans		9,332	5.78		20,073	13.19		10,377	12.24		39,782	9.99
Non-revolving consumer loans		13,657	8.45		16,345	10.74		12	0.01		30,014	7.53
Total loans		161,570	100.00%		152,156	100.00%		84,790	100.00%		398,516	100.00%
Allowance for impairment losses		(13,764)			0			0			(13,764)
Loans net of allowance for impairment losses	Ps.	147,806		Ps.	152,156		Ps.	84,790		Ps.	384,752

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2013.

	IFRS as of December 31, 2013
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	153,725
Floating rate		244,791
Total	Ps.	398,516

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented.  We do not have any accruing loans which are contractually past due 90 days or more as to principal or interest payments.  In general, the total interest that we received on our restructured loans in 2009 through 2013 was greater than the amount of non-accrued interest on the basis of the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	92	Ps.	171	Ps.	211	Ps.	561
Restructured loans(1)		324		299		413		503
Interest received:
Non-accrual loans(1)	Ps.	45	Ps.	108	Ps.	72	Ps.	174
Restructured loans(1)		369		322		521		549

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	105
Restructured loans(1)		251
Interest received:
Non-accrual loans(1)	Ps.	30
Restructured loans(1)		318

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated.  However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.  See note 12.e to our audited financial statements for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2011		2012		2013
	(Millions of pesos)
Commercial	Ps.	14,662	Ps.	14,434	Ps.	13,668
Consumer		1,013		850		715
Mortgage		318		831		1,906
Credit card		2,067		1,664		1,541
Total	Ps.	18,060	Ps.	17,779	Ps.	17,830

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries.  For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	10,077	Ps.	7,558	Ps.	7,247	Ps.	9,387
Impairment losses on loans and receivables(1)		7,894		6,620		10,338		16,888
Others		(3)		(13)		12		19
Charge-offs against allowance for impairment losses		(10,410)		(6,918)		(8,210)		(12,530)
Allowance for impairment losses at end of year	Ps.	7,558	Ps.	7,247	Ps.	9,387	Ps.	13,764

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011, Ps.1,368 million in 2012 and Ps.1,983 million in 2013, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	9,926
Impairment losses on loans and receivables		15,320
Impairment losses recorded against equity		5,952
Charge-offs against allowance for impairment losses		(19,863)
Others		33
Allowance for impairment losses at end of year	Ps.	11,368

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(274)	Ps.	(437)	Ps.	(536)	Ps.	(809)
Mortgage		(413)		(360)		(658)		(824)
Installment loans to individuals		(911)		(889)		(826)		(923)
Revolving consumer credit card loans		(788)		(722)		(613)		(706)
Non-revolving consumer loans		(123)		(167)		(213)		(217)
Expenses paid to recovery agencies		676		501		652		573
Total recoveries of loans previously charged off	Ps.	(922)	Ps.	(1,185)	Ps.	(1,368)	Ps.	(1,983)

		Mexican Banking GAAP
		For the year ended December 31,
		2009
		(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(312)
Mortgage		(186)
Installment loans to individuals		(780)
Revolving consumer credit card loans		(648)
Non-revolving consumer loans		(132)
Total recoveries of loans previously charged off	Ps.	(1,278)

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,556	Ps.	1,261	Ps.	1,166	Ps.	5,331
Mortgage		747		726		1,014		1,071
Installment loans to individuals		5,591		4,633		8,158		10,486
Revolving consumer credit card loans		3,859		2,710		4,753		5,995
Non-revolving consumer loans		1,732		1,923		3,405		4,491
Total impairment losses on loans and receivables(1)	Ps.	7,894	Ps.	6,620	Ps.	10,338	Ps.	16,888

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011, Ps.1,368 million in 2012 and Ps.1,983 million in 2013, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,575
Mortgage		762
Installment loans to individuals		12,983
Revolving consumer credit card loans		10,525
Non-revolving consumer loans		2,458
Total impairment losses on loans and receivables	Ps.	15,320

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	1,716	Ps.	1,086	Ps.	1,449	Ps.	2,811
Mortgage		509		419		472		631
Installment loans to individuals		8,185		5,413		6,289		9,088
Revolving consumer credit card loans		6,215		3,857		4,055		5,467
Non-revolving consumer loans		1,970		1,556		2,234		3,621
Total charge-offs against allowance for impairment losses	Ps.	10,410	Ps.	6,918	Ps.	8,210	Ps.	12,530

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	1,120
Mortgage		356
Installment loans to individuals		18,387
Revolving consumer credit card loans		16,201
Non-revolving consumer loans		2,186
Total charge-offs against allowance for impairment losses	Ps.	19,863

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		% of total allowance	2011		% of total allowance	2012		% of total allowance	2013		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,745	36.32%	Ps.	2,913	40.20%	Ps.	2,608	27.78%	Ps.	5,147	37.39%
Mortgage		149	1.97		461	6.36		1,038	11.06		1,478	10.74
Installment loans to individuals		4,664	61.71		3,873	53.44		5,741	61.16		7,139	51.87
Revolving consumer credit card loans		3,613	47.80		2,461	33.96		3,159	33.65		3,688	26.79
Non-revolving consumer loans		1,051	13.91		1,412	19.48		2,582	27.51		3,451	25.08
Total	Ps.	7,558	100.00%	Ps.	7,247	100.00%	Ps.	9,387	100.00%	Ps.	13,764	100.00%

	Mexican Banking GAAP
	For the year ended December 31,
	2009		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	3,094	27.22%
Mortgage		425	3.74
Installment loans to individuals		7,849	69.04
Revolving consumer credit card loans		7,087	62.34
Non-revolving consumer loans		762	6.70
Total	Ps.	11,368	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos, except percentages)
Impaired Loans
Non-performing loans	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175
Non-performing loans as a percentage of total loans		2.11%		1.98%		2.06%		3.81%
Loan charge-offs as a percentage of average total loans		4.93%		2.38%		2.45%		3.33%

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos, except percentages)
Impaired Loans
Non-performing loans	Ps.	3,565
Non-performing loans as a percentage of total loans		1.72%
Loan charge-offs as a percentage of average total loans		9.48%

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Movement of impaired loans
Beginning balance	Ps.	6,311	Ps.	5,004	Ps.	6,382	Ps.	7,329
Additions		14,002		12,809		15,523		26,409
Transfers to performing loans		(4,899)		(4,513)		(6,366)		(6,032)
Written-off assets		(10,410)		(6,918)		(8,210)		(12,530)
Balance at year-end	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Movement of impaired loans
Beginning balance	Ps.	7,208
Additions		23,426
Transfers to performing loans		(7,206)
Written-off assets		(19,863)
Balance at year-end	Ps.	3,565

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	259,394	Ps.	349,009	Ps.	381,660	Ps.	425,701
Non-performing loans		5,004		6,382		7,329		15,175
Commercial, financial and industrial		2,401		2,609		1,912		8,325
Mortgage		707		2,249		2,472		3,590
Installment loans to individuals		1,896		1,524		2,945		3,260
Revolving consumer credit card loans		1,276		891		1,492		1,332
Non-revolving consumer loans		620		633		1,453		1,928
Allowance for impairment losses		7,558		7,247		9,387		13,764
Ratios
Non-performing loans to computable credit risk(1)		1.93%		1.83%		1.92%		3.56%
Coverage ratio(2)		151.04%		113.55%		128.08%		90.70%

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

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	227,099
Non-performing loans		3,565
Commercial, financial and industrial		986
Mortgage		620
Installment loans to individuals		1,959
Revolving consumer credit card loans		1,390
Non-revolving consumer loans		569
Allowance for impairment losses		11,368
Ratios
Non-performing loans to computable credit risk(1)		1.57%
Coverage ratio(2)		318.88%

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

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013
	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	13,790	Ps.	16,380	Ps.	9,643	Ps.	15,592
Reverse repurchase agreements		47,218		45,707		19,603		18,519
Time deposits		1,317		8,006		9,578		12,956
Other accounts		4,539		5,043		4,064		23,122
Accrued interest		28		57		49		27
Total deposits from Mexican Central Bank and credit institutions	Ps.	66,892	Ps.	75,193	Ps.	42,937	Ps.	70,216
Customer deposits
Current accounts		156,840		177,986		210,837		257,952
Savings accounts		25		24		24		2
Other deposits		9,984		9,122		11,965		11,579
Time deposits		114,007		128,695		131,476		119,903
Reverse repurchase agreements		65,021		72,562		51,589		57,506
Accrued interest		187		259		206		182
Total customer deposits	Ps.	346,064	Ps.	388,648	Ps.	406,097	Ps.	447,124
Total deposits	Ps.	412,956	Ps.	463,841	Ps.	449,034	Ps.	517,340

	Mexican Banking GAAP
	For the year ended December 31,
	2009
	(Millions of pesos)
Deposits
Demand deposits	Ps.	130,870
Time deposits—
Notes with interest payable at maturity		104,382
Fixed-term deposits		3,742
Foreign currency time deposits		5,054
Subtotal	Ps.	113,178
Credit instruments issued		1,305
Bank and other loans:
Mexican Central Bank		2,617
Loans with Mexican banks		1,826
Loans with foreign banks		2
Loans with development bank institutions		2,210
Loans with public fiduciary fund		3,090
Total bank and other loans	Ps.	9,745
Creditors under sale and repurchase agreements		128,582
Subordinated debentures		3,933
Total deposits	Ps.	387,613

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2011			2012			2013
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	118,269	4.23%	Ps.	71,193	4.06%	Ps.	76,024	2.74%
Average during year		141,669	4.27		147,332	4.10		116,505	3.38
Maximum month-end balance		177,086	4.36		206,995	4.32		155,413	3.94
Short positions:
At December 31(1)	Ps.	20,432	4.25%	Ps.	55,794	4.20%	Ps.	51,964	3.47%
Average during year		23,008	4.26		51,444	4.17		55,075	3.64
Maximum month-end balance		56,423	4.54		97,424	4.39		113,751	4.31
Total short-term borrowings at year end	Ps.	138,701	4.24%	Ps.	126,987	4.13%	Ps.	127,988	3.11%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11.b to our audited financial statements included in this annual report on Form 20-F.

The Mexican Financial System

General

Mexico’s financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks.  In 1990, the Mexican government adopted the Mexican Financial Groups Law aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company.  Most major Mexican financial institutions are members of financial grouPs.

The principal financial authorities that regulate financial institutions are the SHCP, the Mexican Central Bank, the CNBV, the Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro, or CONSAR), the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF), the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) and the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF).

Financial Groups

The enactment of the Mexican Financial Groups Law in 1990 permitted the development of the universal banking model in Mexico.  By July 1992, most major Mexican financial institutions had become part of financial groups controlled by a financial services holding company, such as Grupo Financiero Santander Mexico, and made up of a number of financial operating entities.  The operations of financial services holding companies are generally restricted to holding shares representing the capital stock of financial services operating subsidiaries.  Such subsidiaries, whether direct or indirect, may include Mexican banks, broker-dealers, insurance companies, bonding companies, mutual fund operators, mutual funds, auxiliary credit organizations (such as factoring, financial leasing and bond-warehousing companies), Sofomes, foreign exchange service providers and retirement fund administrators.  Financial groups may be comprised by a holding company and any two financial institutions (which may be of the same type of financial institution), provided that a financial group may not be comprised solely by the holding company and two Sofomes.

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

The Mexican Congress recently approved changes to the Mexican Financial Groups Law.  Relevant changes include permitting financial services holding companies to hold minority interests in financial institutions, with the authorization from the SHCP setting forth specific duties of care and loyalty applicable to board members, even if the financial services holding company is not public, permitting foreign governmental entities to acquire controlling interests and indirect interests in financial services holding companies, and strengthening the required regulatory supervision of consolidated financial grouPs. In addition financial services holding companies may be required, pursuant to general rules issued by Mexican regulators, to maintain consolidated capital, in connection with risks affecting such companies. Furthermore, financial services holding companies could be required to maintain a minimum net capital, arising from permanent investments made in subsidiaries, and may be subject to corrective measures (such as non-distribution of dividends, suspending payments of interest and deferring payments of principal, ordering the sale of assets, suspending payments of bonuses).

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

IPAB

After the 1994 financial crisis, the Mexican government created the IPAB, an independent, decentralized governmental institution with its own legal standing and assets.  The IPAB’s primary purpose is the protection and insurance of bank deposits, also having powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system.  The IPAB is also entitled to acquire assets from distressed banking institutions.

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

The History of the Banking Sector

Banking activities in Mexico have been and continue to be affected by prevailing conditions in the Mexican economy, and the demand for and supply of banking services have been vulnerable to economic downturns and changes in government policies.  Prior to the early 1990s, lending by Mexican banks to the private sector had fallen to very low levels.  It is estimated, however, that by the end of 1994, average total indebtedness of the private sector to Mexican commercial banks had grown to represent approximately 40.7% of Mexican GDP, with mortgage loans and credit card indebtedness generally growing faster than commercial loans.  The devaluation of the Mexican peso in December 1994 initiated a crisis, and the resulting high interest rates and contraction of the Mexican economy in 1995 severely impacted most borrowers’ ability to both repay loans when due and meet debt service requirements.  These effects, among others, caused an increase in the non-performing loan portfolio of Mexican financial institutions, particularly during 1995, which adversely affected the capitalization level of financial institutions.  Also, increased domestic interest rates and the deteriorating value of the peso made it more difficult for financial institutions to renew dollar-denominated certificates of deposit and credit lines.

From 1995 through the end of 1997, the CNBV had assumed or intervened in the operations of 13 banks and had adopted several measures designed to protect, stabilize and strengthen the Mexican banking sector.  These measures included:

•	creating a temporary capitalization program to assist banks;

•	establishing a foreign exchange credit facility with the Mexican Central Bank to help banks with dollar liquidity problems;

•	increasing the level of required allowance for loan losses;

•	establishing a temporary program for the reduction of interest rates on certain loans;

•	establishing various programs to absorb a portion of debt service cost for mortgage loan debtors (including debt restructuring and conversion support programs); and

•	broadening the ability of foreign and Mexican investors to participate in Mexican financial institutions.

Reforms to Mexican Banking Law

In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks’ ability to foreclose on collateral and correct deficiencies of the Bankruptcy Law in respect of related policy sanctions and certain other activities.

Under the financial reform, the Mexican Federal Economic Competition Commission, or the CFC, has been given a 180-day period within which to investigate whether competitive conditions exist in the Mexican financial system. Upon completion of the investigation, the CFC is required to make recommendations seeking to improve competition in the Mexican financial system, including eliminating barriers to entry and competition, ordering asset dispositions and taking any other measures aimed at eliminating anti-competitive practices.

Improvement of Creditors’ Rights and Remedies

Mexico has enacted legislation to improve creditors’ rights and remedies.  These laws include collateral pledge mechanisms and a new bankruptcy law.

Collateral Mechanisms

The Mexican Commerce Code (Código de Comercio), the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), the former Mexican Securities Market Law (Ley de Mercado de Valores), the Mexican Banking Law, the Insurance Companies Law (Ley General de Instituciones y Sociedades Mutualistas de Seguros), the Bonding Companies Law (Ley Federal de Instituciones de Fianzas) and the General Law of Ancillary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares del Crédito) were amended with the purpose of providing an improved legal framework for secured lending and, as a consequence, encourage banks to increase their lending activities.  Among its provisions, the decree eliminated a prior non-recourse provision applicable to non-possessory pledges (which allowed the creation of a pledge over all the assets used in the main business activity of the debtor, but limited recourse to the applicable collateral) and collateral trusts, to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to repay secured obligations.

Foreclosure of Securities Loans

The Mexican Congress recently approved changes to the Commerce Code intended to expedite proceedings relating to the foreclosure of secured loans by financial institutions.  These changes grant authority to Mexican courts to issue interim measures, such as ordering persons not to leave Mexico or ordering assets to be frozen pending completion of proceedings.

Bankruptcy Law

The Mexican Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy. Recent amendments permit parties to move directly to the bankruptcy stage.

In connection with banks, there is a special procedure under which only IPAB or the CNBV may demand the declaration of insolvency of banking institutions, including Banco Santander Mexico.  In the case of banking institutions, such as Banco Santander Mexico, with the declaration of bankruptcy the judicial procedure is initiated in the bankruptcy phase (quiebra) and not, as in common procedures, in the conciliatory phase.  The bankruptcy of a Mexican bank is viewed as an extreme measure (because it results in a liquidation and dissolution), which has not been resorted to in practice, and is preceded by a number of measures that seek to avoid it, such as corrective measures taken by the CNBV, facilities made available by IPAB and an intervention led by the CNBV.  Upon filing of the application for the declaration of insolvency, banking institutions must cease operations and suspend payment of all obligations.

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

Applicable law provides for the use and training of experts in the field of insolvency and the creation of an entity to coordinate their efforts.  Such experts include the intervenor (interventor), conciliator (conciliador) and receiver (síndico).  The IPAB acts as the liquidator and receiver and the CONDUSEF may appoint up to three intervenors.

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

The Mexican Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency (recently modified as set forth below).  This period is referred to as the retroactivity period.  Nevertheless, upon the reasoned request of the conciliator, the intervenors, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

The Mexican Congress has approved changes to Mexico’s Bankruptcy Law (Ley de Concursos Mercantiles), intended to improve the application of such law. Relevant changes include (i) the consolidation of bankruptcy proceedings affecting parent and subsidiary companies, (ii) the immediate application of liquid assets provided as collateral (without judicial intervention), in connection with the netting and close out of derivative and similar contracts, (iii) setting forth an outside limit to bankruptcy restructuring (three years), (iv) permitting trustees and other creditor representatives to submit claims on behalf of groups of creditors, (v) expressly recognizing subordinated creditors, and deeming related party creditors as subordinated creditors, and (vi) making members of the board of directors liable to the bankrupt debtor if such member acted when affected by a conflict of interest, self-dealing and otherwise against the interests of the bankrupt debtor.

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

The main purpose of the Sofom Amendments was to deregulate lending activities, including financial leasing and factoring activities.  Sofomes are Mexican corporations (sociedades anónimas) that expressly include as their main corporate purpose in their bylaws, engaging in lending and/or financial leasing and/or factoring services.  Pursuant to the Sofom Amendments, the SHCP ceased to authorize the creation of new Sofoles, and all existing Sofol authorizations automatically terminated on July 19, 2013.

Among others, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution are regulated and supervised by the CNBV, and required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, write-offs and assignment provisions, as well as reporting obligations.  Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.” Non-regulated Sofomes are not subject to the supervision of the CNBV.

Sofomes (regulated or non-regulated) are subject to the supervision of the CONDUSEF as is the case with any other financial entity.

The Sofom Amendments also eliminated the restrictions on foreign equity investment applicable to Sofomes, financial leasing and factoring companies, which until the Sofom Amendments became effective, was limited to 49.0%.  Accordingly, the Sofom Amendments resulted in an increase in competition in the financial services industry, from foreign financial institutions.

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

Even though the recent global financial crisis did not affect Mexican banks directly, many Mexican corporations were affected, primarily by having engaged in foreign currency-linked derivative transactions, which increased exposures substantially as a result of the devaluation of the peso, triggering a new regulation issued by the CNBV that seeks to improve disclosure standards as they relate to derivative transactions.

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) that protects personal data collected by private individuals was published on July 5, 2010 and is now fully effective along with its regulations.  Under such law, we are required to ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them.  We could be subject to fines and penalties in the event of violations of the provisions of such law.

On April 24, 2013, the General Rules Applicable to Brokerage Firms and Credit Institutions with respect to Investment Services (Disposiciones de Carácter General Aplicables a las Casas de Bolsa e Instituciones de Crédito en Materia de Servicios de Inversión, or the Investment Services Rules) were published in the Official Gazette of the Federation, and became effective on September 30, 2013.  The purpose of the Investment Services Rules, among others, is to identify the different types of investment services that may be offered by banks and brokerage firms, including a distinction between advisory and non-advisory services, to charge such entities with obligations to evaluate each client’s and each product’s investment profile, and to establish a presumption in favor of their clients involving all investment transactions resulting from personalized investment recommendations or advice issued by the bank or the brokerage firm.

In accordance with the Investment Services Rules, banks and brokerage firms rendering advisory services in connection with investments shall ensure that any advice, recommendation or suggestion given to the client is reasonable for such client, and consistent with the client’s investment profile.

The Investment Services Rules establish an obligation for banks and brokerage firms to create a committee which shall be responsible for the analysis of financial products offered by such entities, and whose members shall be independent from the structuring area of the relevant entity.

Such Analysis Committee shall maintain minutes for each committee meeting held together with the relevant presentations, which documentation shall be kept by the entity and made available to the CNBV for at least five years.

The Analysis Committee shall approve each financial product offered, compensation of investment portfolios, guidelines in respect of the provision of services, and prior to its delivery, all information given to any client regarding any investment recommendation, which information shall include at least the prospectus or memorandum describing the relevant securities or offering.

The Investment Services Rules also provide that the board of directors of the relevant bank or brokerage firm shall approve the policies and guidelines required for each entity to:

•	approve the terms and policies for such financial institutions to make the assessment of the client profile;

•	carry out the analysis of the financial products to be offered to the clients; and

•	comply with the evaluation of the “reasonableness” of recommendations, required to render advisory investment services.

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

In November 2013, the Mexican Congress approved changes to the Mexican Securities Market Law.  Pursuant to such changes (i) all offerings conducted outside of Mexico by Mexican issuers, regardless of whether the offering is public or not, are required to be notified to the CNBV, (ii) clarifications were made in respect of the governance regime applicable to vehicles issuing asset-backed securities, (iii) required capitalization requirements and corrective measures in the absence of compliance with capitalization requirements applicable to broker-dealers were defined, (iv) rules implementing profiling of investors and provisions dealing with parties relating to the sale of securities have been incorporated into the Mexican Securities Market Law (as opposed to being left to implementing regulations), and (v) investment advisors are required to be registered with the CNBV, and are more strictly regulated.

Supervision and Regulation

Introduction

Our operation is primarily regulated by the Mexican Financial Groups Law and the rules and regulations issued by the SHCP, the CNBV and the Mexican Central Bank.  The operations of our financial subsidiaries are primarily regulated by the Mexican Banking Law, the Mexican Securities Market Law, the Mexican Mutual Funds Law and the rules issued thereunder by the SHCP and the CNBV, as well as rules issued by the Mexican Central Bank and the IPAB.  The authorities that supervise our financial subsidiaries’ operations are the SHCP, the Mexican Central Bank, CONDUSEF and the CNBV.

Incorporation of a Financial Group and Subsidiaries

Financial groups are integrated by a number of financial operating entities controlled by a financial services holding company, such as Grupo Financiero Santander Mexico.  Such financial operating entities may include bonded-warehousing companies, foreign exchange service providers, surety companies, insurance companies, brokerage firms, banks, mutual fund operators, mutual fund distributors, retirement fund administrators, Sofomes and certain financial companies.  Financial groups may be generally comprised of a financial services holding company and any two financial institutions (which may be of the same type of financial institution). Financial services holding companies are now permitted to hold minority interests in certain subsidiaries.  New legislation permits the incorporation of sub-holding companies, that permit indirect investments of the holding company in the financial services companies of the same financial group and in other non-financial companies of the same financial group, such as service companies and real estate companies.

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

The bylaws of the financial services holding companies, sub-holding companies, service companies and real estate companies, the Statutory Responsibility Agreement (described below), and any other amendment to such documents, shall be submitted to the approval of the SHCP, which may grant or deny such authorization, taking into consideration the opinion of the Mexican Central Bank and, as the case may be, the opinion of the CNBV or the CNSF.

The holding company may also invest in (i) the capital stock of financial entities not forming part of their financial group, (ii) capital stock of service companies and real estate companies, (iii) shares representing at least 51% of the capital stock of sub-holding companies, only if such holding company controls such sub-holding company and with the prior authorization of the SHCP, the favorable opinion of the Mexican Central Bank and, as applicable, of the CNBV, the CNSF and the Retirement Saving System, (iv) real estate properties, assets and equipment, strictly necessary for carrying out their corporate purpose, (v) securities issued by the Mexican federal government, banking deposit instruments and other investments authorized by the SHCP, and (vi) capital stock of foreign financial companies, with the prior authorization of the SHCP.  Investments in the aforementioned companies shall not be considered members of the financial group of the holding company. A holding company requires prior authorization of the SHCP, with the favorable opinion of the Mexican Central Bank and the CNBV, the CNSF and to the Retirement Saving System, as applicable, to invest, whether direct or indirectly in financial companies that are not part of the same financial group, and such investments may not exceed 50% of the capital stock of the corresponding financial company, and in no event may the sum of such investments exceed 50% of the capital stock of all its subsidiaries.

The Mexican Banking Law imposes certain restrictions on investments by Mexican banks, such as our subsidiary Banco Santander Mexico, in equity securities of companies engaged in non-financial activities.  Mexican banks may own equity capital in such companies in accordance with the following guidelines: (i) up to 5.0% of the capital of such companies at any time, without any approval; (ii) more than 5.0% and up to 15.0% of the capital of such companies, for a period not to exceed three years, upon prior authorization of a majority of the members of the bank’s Board of Directors; (iii) higher percentages and for longer periods, in companies engaged in new long-term projects with prior authorization of the CNBV; and (iv) higher percentages and for longer periods, in companies engaged in activities related to their corporate purpose, with prior authorization of the SHCP.  The total of all such investments (divided considering investments in listed and in non-listed companies) made by a bank may not exceed 30.0% of such bank’s Mexican Tier 1 capital.

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

In the event of a financial services holding company’s statutory responsibility with respect to a bank, IPAB must determine the amount of the preliminary losses of such bank.  The financial services holding company is required to create a capital reserve for the amount of such losses.  The financial services holding company is also required to guarantee the payment of the bank’s losses that are paid by IPAB pursuant to its law.  Such guarantee may be created over the financial services holding company’s assets or over such company’s shares or those of its subsidiaries.  Pursuant to Article 120 Bis of the Mexican Financial Groups Law, any shareholder of the financial services holding company, due to its holding of the shares, accepts that its shares could be posted as guarantee in favor of IPAB, and that such shares will be transferred to IPAB if the financial services holding company is unable to pay any amounts due to IPAB as a result of the bank’s losses.

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

Liabilities

A financial services holding company may only engage on direct or contingent liabilities, or post its assets as guarantee, in the following cases: (i) with respect to its obligations under the Statutory Responsibility Agreement; (ii) transactions with IPAB; and (iii) with the authorization of the Mexican Central Bank for the case of subordinated debentures of mandatory conversion and the obtainment of short-term loans.

Supervision and Intervention

A financial services holding company is subject to the supervision of the commission that supervises the most important entity of the financial group, as determined by the SHCP.  We are subject to the supervision of the CNBV, which supervises Banco Santander Mexico. A financial services holding and sub-holding company’s accounting will be subject to the rules authorized by the corresponding commission.

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

Notwithstanding the foregoing, under the Mexican Financial Groups Law, foreign governments cannot purchase a financial services holding company’s capital stock unless (i) as a temporary measure, in connection with financial support or rescue plans, (ii) when the corresponding investment results in having the control of the holding company and is made through entities such as government sponsored funds, with the prior authorization of the SHCP, and (iii) when the investment is an indirect investment and does not involve having control of the holding company.  Mexican financial entities, including those that form part of a financial group, cannot purchase a financial services holding company’s capital stock, unless such entities are institutional investors as defined in the Mexican Financial Groups Law.

In addition, pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the SHCP after the acquisition, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 20% or more of our shares, or control, unless such person or entity has prior authorization of the SHCP, with the favorable opinion of the Central Mexican Bank and the corresponding Commission.

A holder that acquires shares in violation of the foregoing restrictions, or in violation of the percentage ownership restrictions, will have none of the rights of a shareholder with respect to such shares and will be required to forfeit such shares in accordance with procedures set forth in the Mexican Financial Groups Law and the Mexican Banking Law.

Banking Regulation

The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system.  Banks are required to report regularly to the financial regulatory authorities.  Reports to bank regulators are often supplemented by periodic meetings, formal or informal, between senior management of the banks and senior officials of the CNBV.  Banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets.  The CNBV may order a bank to modify and republish such balance sheets.

Additionally, banks must publish on their website, among other information:

•
the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;

•	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their background, education and experience;

•	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;

•	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;

•	any information requested by the CNBV to approve the accounting criteria and special registries;

•	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;

•	the credit rating of their portfolio;

•	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;

•	financial ratios;

•	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and

•	the bank’s bylaws.

The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder.  In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank and regulations adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to clients.  Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

The Mexican Baking Law permits foreign governments to acquire equity securities of Mexican banks on a temporary basis in connection with rescue or similar packages, and to acquire control of Mexican banks with the prior approval of the CNBV.

Mexican banks are required to obtain the express approval, through their boards of directors, of compensation payable to officers and, for that purpose, will be required to observe general rules to be issued by the CNBV and to establish and maintain a compensation committee.

The Mexican Banking Law includes a provision for self-correcting irregularities detected by Mexican banks, arising from non-compliance with applicable law.  Programs for self-correction are required to be approved by the board of directors of the applicable Mexican bank and must be supervised by the bank’s audit committee. General rules implementing the provisions are expected to be issued by the CNBV.

A Mexican bank may only be dissolved and liquidated, if the CNBV has issued a determination to that effect.  Prior to such dissolution and liquidation, IPAB may provide temporary financial assistance to Mexican banks having liquidity problems.

Non-viable Mexican banks will be liquidated pursuant to a procedure set forth in the Mexican Banking Law, under which IPAB will act as liquidator, will conduct the procedures necessary to collect fees and pay creditors (respective parties specified under the Mexican Banking Law) and will take all measures conducive to the bank’s liquidations.  The Mexican Banking Law reflects provisions related to the dissolution and liquidation of Mexican banks.  Liquidation proceedings may be conducted in-court or out of court, depending upon the circumstances affecting the relevant Mexican bank.  In addition to liquidation proceedings, Mexican banks may be declared in bankruptcy pursuant to a specialized proceeding set forth in the Mexican Bankruptcy Law.

The SHCP is authorized to conduct evaluations of Mexican banks. Although guidelines for such evaluations are to be included in the general rules to be issued, the evaluations will be based upon the size of the banks and their participation in the relevant markets, and will determine whether or not a particular bank is lending to all sectors of the economy (primarily to small and medium-sized businesses). Results of evaluations are required to be made publicly available by the Ministry. Negative results from evaluations may result in corrective measures being ordered, however, it is uncertain what such measures may be.

We cannot predict the terms that will be included in implementing regulations in connection with requirements to be satisfied in respect of lending activities to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that Banco Santander Mexico has not complied with applicable requirements, it may be forced to lend to certain sectors of the economy or to certain persons that may not meet its credit quality standards, or other standards specified in its policies, that it may not know or that are not acceptable credit risks, which in turn may impact its financial condition and results of operations. Furthermore, if the Bank were to fail any evaluation, publicity surrounding such failure may impact its reputation, which in turn may adversely impact its ability to conduct business in Mexico and its financial condition and results of operations.

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

Intervention

The CNBV, with the approval of its Governing Board, may declare the managerial intervention (intervención) of a banking institution pursuant to Articles 129 through 146 of the Mexican Banking Law (a “CNBV Intervention”).  In addition, the Governing Board of IPAB may also appoint a peremptory manager (administrador cautelar) if IPAB provides liquidity, in accordance with applicable law, to a banking institution.

A CNBV Intervention pursuant to Articles 129 through 146 of the Mexican Banking Law will only occur when (i) during a calendar month, the Capital Ratio of a bank is reduced from a level equal to or below the minimum Capital Ratio required under Article 50 of the Mexican Banking Law, to 50% or less than such minimum Capital Ratio, (ii) the bank does not maintain the minimum Capital Ratio required in accordance with the Mexican Banking Law, and such bank does not operate under the conditional regime referred to in article 29 Bis 2 of the law, or (iii) the bank (a) for an amount in pesos exceeding the equivalent of twenty million UDIs (1) does not pay loans granted by another bank, foreign financial entity or the Mexican Central Bank, or (2) does not pay the principal and interest amounts of securities issued by it and deposited in a securities deposit institution, (b) within two or more business days and for an amount in pesos exceeding the equivalent of  two million UDIs (1) does not pay one or more participants the amounts due under any compensation process carried out through a clearing house or central counterparty, or does not pay three or more checks for a total amount of two million UDIs, excluded from a clearing house for causes attributable to the drawee institution in terms of the applicable provisions, or (2) does not pay in the bank windows of two or more branches the banking deposits and cash withdrawals carried out by 100 or more of their customers and that total said amount.

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

Revocation of a License; Payment of Guaranteed Obligations

Revocation of Banking License.  In the case that the CNBV revokes a license to be organized and operate as a banking institution, IPAB’s Governing Board will determine the manner under which the corresponding banking institution shall be dissolved and liquidated in accordance with Articles 166 through 187 of the Mexican Banking Law.  In such a case, IPAB’s Governing Board may determine to carry out the liquidation through any or a combination of the following transactions: (i) transfer the liabilities and assets of the banking institution in liquidation to another banking institution directly or indirectly through a trust set up for such purposes; (ii) constitute, organize and manage a new banking institution owned and operated directly by IPAB with the exclusive purpose of transferring the liabilities and assets of the banking institution in liquidation; or (iii) any other alternative that may be determined within the limits and conditions provided by the Mexican Banking Law that IPAB considers as the best and least expensive option to protect the interests of bank depositors. As described above, amendments to the Mexican Banking Law approved by the Mexican Congress will substitute these provisions.

Causes to Revoke a Banking License.  Following are the events upon which the CNBV may revoke a banking license:

(i)      if a shareholder decision is made to request the revocation;

(ii)     if the banking institution is dissolved or initiates liquidation procedures;

(iii)    if the banking institution (a) does not comply with any minimum corrective measures ordered by the CNBV pursuant to Article 122 of the Mexican Banking Law, (b) does not comply with more than one special corrective measure ordered by the CNBV pursuant to such Article 134 Bis 1, or (c) repeatedly does not comply with an additional special corrective measure ordered by the CNBV;

(iv)    if the banking institution does not comply with the minimum Capital Ratio required under the Mexican Capitalization Requirements;

(v)     if the banking institution (a) does not timely repay loans or debt securities issued or (b) does not timely pay deposits or clear checks; or

(vi)    if the institution repeatedly undertakes prohibited or sanctioned transactions in accordance with the Mexican Banking Law or if it continues not complying with preventive or corrective actions imposed by the CNBV.

Upon publication of the resolution of the CNBV revoking a banking license in the Official Gazette of the Federation (Diario Oficial de la Federación) and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated.  Upon liquidation or the declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all “guaranteed obligations” of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB law.

Liabilities owed by the banking institution in liquidation will be paid in the following order of preference: (i)  secured claims, (ii) labor claims and tax claims, (iii) claims entitled to special privileges under applicable law, (iv) claims guaranteed by IPAB, up to the amount guaranteed by IPAB, (v) claims in excess of the amount guaranteed by IPAB, (vi) other senior claims, (vii) subordinated preferred debentures, and (viii) subordinated non-preferred debentures. The remainder, if any, shall be paid to the shareholders.

Financial Support

Determination by the Banking Stability Committee.  The Banking Stability Committee, or BSC, includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB.  In the case that the BSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments’ system to be put at risk, then the BSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered “guaranteed obligations” under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances.  Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

Types of Financial Support.  In the case that the BSC makes the determination referred to in the prior paragraph, then IPAB’s Governing Board will determine the manner according to which the troubled commercial bank will receive financial support, which may be through either of the following options:

(a)      If the BSC determines that the full amount of all of the outstanding liabilities of the relevant troubled bank (guaranteed and non-guaranteed) must be paid, then the financial support may be implemented through (i) capital contributions granted by IPAB in accordance with the Mexican Banking Law, or (ii) credit support granted by IPAB also in accordance the Mexican Banking Law, and in either case the CNBV shall refrain from revoking the banking license granted to such commercial bank.

(b)      If the BSC determines that less than the full amount of all the outstanding liabilities of the troubled commercial bank (guaranteed and non-guaranteed) must be paid, then the support will consist of transferring the assets and liabilities of such bank to any third party, as set forth in Articles 188 through 197 of the Mexican Banking Law.

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

Capitalization

The minimum subscribed and paid-in capital for banks is set in accordance with three different components: credit risk, market risk and operational risk.  Pursuant to the Mexican Banking Law and the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under Article 46 of the Mexican Banking Law, as well as those permitted under other laws.

In accordance with the capitalization rules in effect as of January 1, 2014, the minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander Mexico) is 90,000,000 UDIs (approximately Ps.455,283,000 million as of December 31, 2013).

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

The General Rules Applicable to Mexican Banks, currently specify that Mexican banks may be classified in several categories based on their Capital Ratio, Tier 1 capital and Tier 1 capital 1.  The relevant corrective measures applicable to the Bank are determined based on the following classifications:

Class	Capital Ratio	Tier 1 capital (Capital Básico)	Tier 1 capital 1 (Capital Básico 1)
Class I	Equal to or greater than 10%	Equal to or greater than 8.5%	Equal to or greater than 7%
Class II	Equal to or greater than 8% and less than 10%	Greater than 4.5%	Greater than 4.5%
Class III	Equal to or greater than 7% and less than 8%	Equal to or greater than 6%	Greater than 4.5%
Class IV	Equal to or greater than 7% and less than 8%	Less than 6%	Greater than 4.5%
Class IV	Greater than 4.5% and less than 7%	Greater than 4.5%	Greater than 4.5%
Class V	Equal to or less than 4.5%	N/A	Equal to or less than 4.5%

This table is based upon the tables set forth in Article 220 and Transitory Article Eighth of the General Rules Applicable to Mexican Banks, which should be consulted for a complete understanding of the applicable requirements.

Furthermore, the General Rules Applicable to Mexican Banks provide that:

(1)
None of Capital Ratio, Tier 1 capital or Tier 1 capital 1 shall be subject to a maximum limit if (a) the Capital Ratio is equal to or exceeds 10.5%, (b) Tier 1 capital is equal to or exceeds 8.5%, and (c) Tier 1 capital 1 is equal to or exceeds 7.0%, and

(2)
If any of the ratios referred to in (1)(a), (b) or (c) above are not satisfied, then (i) Tier 1 capital 2, when added to Tier 1 capital 1, for purposes of determining Capital Ratio, shall be subject to a maximum limit equal to 9.99% and (ii) Capital Ratio (Tier 2 capital plus Tier 1 capital) shall also be subject to a maximum limit equal to 9.99% only if the maximum limit in (i) is not satisfied.

For clarification purposes, Tier 1 capital means the two components of Tier 1 capital (Tier 1 capital 1 and Tier 1 capital 2) as such terms are defined in the Rules for Capitalization. Tier 1 capital 1 means only the amount of the basic capital 1 of Tier 1 capital as such term is defined in the Rules for Capitalization. Tier 2 capital refers to the additional portion (parte complementaria) of total net capital, as such term is defined in the Rules for Capitalization. Tier 1 capital refers to the basic portion (parte básica) of total net capital, as such term is defined in the Rules for Capitalization.

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a Capital Ratio of at least 10% to avoid the imposition of corrective measures notwithstanding that the minimum required Capital Ratio is 8%.

Aggregate net capital consists of Tier 1 capital and Tier 2 capital.  The Mexican Capitalization Requirements include among the Tier 1 capital 1, mainly, paid-in capital, which represents the most subordinated right to collect in case of liquidation of a credit institution, which are not due and do not grant reimbursement rights, profits (mainly including retained profits), and capital reserves, and subtract from such Tier 1 capital 1, among other things, certain subordinated debt instruments, issued by financial and non-financial entities, securities representing residual parts of portfolio securitization, investments in the equity of venture-capital funds and investments in or credits to related companies, reserves pending creation, loans and other transactions that contravene applicable law, and intangibles (including goodwill).  Tier 1 capital 2 is comprised of preferential shares, regarding which the issuer has the right to cancel the dividend payments, and subordinated debt instruments, which are not subject to a due date or forced conversion, regarding which it is possible to cancel the interest payments and which may become shares of a credit institution or a controlling entity or are subject to cancellation (when capitalization problems arise).

The supplementary part of basic capital (Tier 2) comprises capitalization instruments, which are subordinated to deposits and any other debt of the credit institution, do not have any specific guarantee, have a term of at least five years and are convertible into shares at their maturity date or are subject of write-down procedures, and the general preventive reserves up to an amount that does not exceed 1.25% of weighted assets by credit risk.  These instruments shall be included as capital based on their maturity date: 100% if the due date exceeds five years, 80% if the due date exceeds four years but is less than five years, 60% if the due date exceeds three years but is less than four years, 40% if the due date exceeds two years but is less than three years, 20% if the due date exceeds one year but is less than two years, and 0% if the due date is less than one year.

Every Mexican bank must create certain legal reserves (fondo de reserva de capital) that are considered to be part of Tier 1 capital. Banks must separate and allocate 10.0% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation).  The remainder of net income, to the extent not distributed to shareholders as dividends, is added to the retained earnings account.  Under Mexican law, dividends may not be paid out against the legal reserve. As of December 31, 2013, we and our subsidiaries operating in the financial sector had set aside an aggregate of Ps.9,310 million in legal reserves (including Ps.293 million in legal reserves for Grupo Financiero Santander Mexico on an individual basis) compared to aggregate paid-in capital without adjustment for inflation of Ps.25,658 million, which is the same as paid-in capital of Grupo Financiero Santander Mexico on an individual basis, in each case as determined in accordance with Mexican Banking GAAP.

Corrective Measures

The Mexican Banking Law and the General Rules Applicable to Mexican Banks establish the minimum corrective and special additional measures that banks must fulfill according to the category in which they were classified based on their capital.  These corrective measures are designed to prevent and, when necessary, correct the operations of the banks that could negatively affect their solvency or financial stability.  The CNBV is required to notify the relevant bank in writing of the corrective measures that it must observe, within five business days after the Mexican Central Bank has notified the CNBV the capitalization ratio of the bank, as well as verify its compliance with the corrective measures imposed.  Class I is exempted from any corrective measure, but for the remainder of the categories such corrective measures include:

For Class II:

(a)      requiring the bank to (i) inform the board of directors about the bank’s classification, as well as the causes that caused the CNBV to make such classification, and submit a detailed report containing a comprehensive evaluation of the bank’s financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, within 20 business days after the bank has received the CNBV notification of the corrective measure, (ii) include in such report any observations mandated, in accordance with their respective scope of authority, by each of the CNBV and the Mexican Central Bank, (iii) report in writing the financial situation to the chief executive officer and chairman of the board of directors of the bank or the board of directors of the bank’s holding company, in the event the bank is part of a financial group, (iv) abstain from entering transactions that will cause its Capital Ratio to be lower than required under the Capitalization Requirements, (v) abstain from increasing the current amounts of the financings granted to relevant related parties, and (vi) submit for approval to the CNBV, a plan for capital restoration which has as a result an increase of its Capital Ratio in order for the institution to be placed in Class I.  Such plan shall be presented to the CNBV no later than 20 business days after the date the bank receives the CNBV notification of the corrective measure;

For Class III and above:

(b)      requiring the bank’s board of directors to (i) within 15 business days as of the notice of its classification, submit to the CNBV, for its approval, a plan for capital restoration that will result in an increase in its Capital Ratio, which may contemplate a program for improvement in operational efficiency, streamlining costs and increasing profitability, the carrying out of contributions to the capital and limits to the operations that the banks may carry out in compliance with their bylaws, or to the risks derived from such operations.  The capital restoration plan shall be approved by such bank’s board of directors before being presented to the CNBV.  The bank shall determine in the capital restoration plan that, in accordance with this subsection, it must submit, periodic targets, as well as the date in which the capital of such bank will get the capitalization level required in accordance with the applicable provisions.  The CNBV, through its governing board, must resolve all that corresponds to the capital restoration plan that has been presented to them, in a maximum of 60 calendar days from the date the plan was submitted; and (ii) comply with the plan within the period specified by the CNBV, which in no case may exceed 270 calendar days starting the day after the bank was notified of the respective approval.  To determine the period for the completion of the restoration plan, the CNBV shall take into consideration the bank’s category, its financial situation, as well as the general conditions prevailing in the financial market.  The CNBV, by agreement of its governing board, may extend the deadline once by a period that will not exceed 90 calendar days.  The CNBV will monitor and verify compliance with the capital restoration plan, without prejudice of the provenance of other corrective measures depending on the category in which the corresponding bank is classified;

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

(d)      requiring the bank to suspend any capital stock repurchase programs of the bank and, in the event that the bank belongs to a financial group, also the programs of the holding company of such group;

(e)      requiring the bank to defer or cancel the interest payments on outstanding subordinated debt and, when applicable, defer the payment of the principal or exchange the debt into shares of the bank in the amount necessary to cover the capital deficiency, in advance and proportionately, according to the nature of such obligations.  This corrective measure will be applicable to those obligations that are identified as subordinated debt in their indenture or issuance document;

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

For Class IV and above:

(h)      requiring the bank to request authorization from the CNBV to undertake new investments on non-financial assets, open branches or perform activities other than those made in the ordinary course of business, provided those investments or activities do not require authorization from SHCP or the Mexican Central Bank; and

(i)      requiring the bank to undertake other corrective measures provided for in the general rules of Articles 225 I and IV and 226, 227 and 228 of the General Rules Applicable to Mexican Banks and Article 134 Bis 1 of the Mexican Banking Law (which are the General Rules Applicable to Mexican Banks), from time to time.

Regardless of the Capital Ratio of the banks, the CNBV may order the implementation of additional and special corrective measures.  The additional and special corrective measures that, if applicable, the banks must comply with are: (a) define the concrete actions that it will carry out in order not to deteriorate its Capital Ratio; (b) hire the services of external auditors or any other specialized third party for special audits on specific issues; (c) refrain from agreeing to increases in the salaries and benefits of the officers and employees in general, except for agreed salary revisions and in compliance with labor rights; (d) substitute officers, members of the board or external auditors with appointed persons occupying the respective positions; or (e) undergo other actions or be subject to other limitations as determined by the CNBV, based on the result of its functions of monitoring and inspection, as well as with sound banking and financial practices.

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

Classification of Loans and Allowance for Loan Losses

Non-performing loan portfolio

In accordance with Mexican Banking GAAP, the Bank applies the following criteria to classify past-due loans as non-performing:

•	Loans with a single payment of principal and interest at maturity are considered non-performing 30 calendar days after the date of maturity.

•
Loans with a single payment of principal at maturity and with scheduled interest payments are considered non-performing 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.

•	Loans whose payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.

•	In the case of revolving credit granted, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.

•	Mortgage loans with periodic partial payments of principal and interest are considered non-performing when a payment is 90 days or more past due.

•	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.

Restructured or renewed non-performing loans are not considered as performing until there is evidence of sustained payment; i.e., performance of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the credit payment scheme, or in the case of credits with installments that cover periods in excess of 60 calendar days, the payment of one installment as established in Mexican Banking GAAP.

Loans with a single payment of principal upon maturity and periodic payments of interest, which were restructured or renewed during the loan term, are considered as non-performing until there is evidence of sustained payment, as well as those in which at least 80% of the original term of the loan has not elapsed, which did not cover the total amount of the accrued interest or cover the principal of the original amount of the loan, and which should have been settled as of the date of renewal or restructuring in question.

Interest is recognized in income when it is accrued.  However, the accrual of interest is suspended when loans become non-performing.

For accrued but uncollected regular interest on non-performing loans, the Bank creates an allowance for an equal amount when the loan is transferred to the non-performing portfolio.

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for loan losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees.  The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio.  Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules.  However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV, effective as of January 1, 2012, to use our internal models to determine our allowance for loan losses as an alternative to the standard generic models developed by the CNBV.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us.  While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for loan losses.  As we describe in note 2.g to our audited financial statements included in this annual report on Form 20-F, we do not use this internal methodology to determine our allowance for impairment losses for our corporate, commercial and financial institution portfolios for the purpose of our IFRS financial statements.

The loan classification and rating rules require that consumer loans to individuals be stratified on a loan-by-loan basis, considering the type of loan, amounts due, the number of unpaid billing periods applicable to the relevant loans, collateral received and other factors that may influence delinquency, on an expected loss basis; and that a statutory percentage be applied to loans that are past due for each level, as a means to create an allowance for loan losses.  As we describe in note 2.g to our audited financial statements, we estimate our allowance for impairment losses under IFRS using exposure at default, probability of default and loss given default, a method that complies with IAS 39 and differs from the one used under the General Rules Applicable to Mexican Banks.

The allowance for loan losses created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made.  Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required.  Consumer loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of allowance required (from 0% to 100%); credit card consumer loans may be classified as A, B-1, B-2, C, D or E also depending upon the percentage of allowance required.

Under the loan classification and rating rules, mortgage loans must also be stratified on a loan-by-loan basis, considering the number of unpaid monthly installments applicable to the relevant loans, the current loan-to-value ratio and other factors that may influence the recovery process, on an expected loss basis; and a statutory percentage must be applied to loans that are past due for each level, as a means to create an allowance for impairment losses.  Mortgage loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of allowance for loan losses required (ranging from 0% to 100%).

Since September 2011, the grading of loans to government entities, such as states and municipalities, is also based on an expected loss model that is calculated on a loan-by-loan basis. In this model the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well as other factors established by the CNBV. The qualitative characteristics include socioeconomic risk and financial strength. The quantitative characteristics include payment experience, coverage of the debtor by rating agencies and financial statement ratios that capture the financial risk of the debtor.

The loan classification and rating rules establish the following categories corresponding to levels of risk and applicable allowance for loan losses and set forth procedures for the grading of commercial loans: A-1, A-2, B-1, B-2, B-3, C-1, C-2, D and E.

Since June 2013, the grading of commercial loan portfolios is also based on an expected loss model that is calculated on a loan-by-loan basis. In this model, the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well on the type and coverage of the collaterals and guarantees that cover the loans. The qualitative characteristics include country and industry risk, market position, corporate governance and quality of the management. The quantitative characteristics include payment experience in the credit bureau, payment experience with Infonavit and financial statement ratios that capture the financial risk of the debtor.

The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican federal government) as of the end of each quarter and the classification must be reported to the CNBV.  The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

The allowance for loan losses is held in a separate account on our balance sheet and all write-offs of uncollectible loans are charged against this allowance.  Mexican banks are required to obtain authorization from their Board of Directors to write off loans.

The determination of the allowance for loan losses, particularly for commercial loans, requires management’s judgment.  The allowance for loan losses calculation that results from using the estimated and prescribed loss percentages may not be indicative of future losses.  Differences between the estimate of the allowance for loan losses and the actual loss will be reflected in our financial statements at the time of charge-off.

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

The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets).  These permitted liquid assets include, among others:

•	U.S. dollar-denominated cash or cash denominated in any other currency freely convertible;

•	deposits with the Mexican Central Bank;

•
treasury bills, treasury bonds and treasury notes issued by the U.S. government or debt certificates issued by agencies of the U.S. government, which have the unconditional guarantee of the United States government;

•	demand deposits or one- to seven-day deposits in foreign financial institutions rated at least P-2 by Moody’s Investors Service, Inc., or Moody’s, or A-2 by Standard & Poor’s Rating Services, or S&P;

•	investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and

•	unused lines of credit granted by foreign financial institutions rated at least P-2 by Moody’s or A-2 by S&P, subject to certain requirements.

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

Likewise, financings granted to Sofomes for which the bank owns at least 99% of its capital stock, are exempted from the aforementioned limits, but such financings may not exceed 100% of a bank’s Tier 1 capital. In turn, the controlled Sofomes maintain or grant financing (regardless of the origin of the resources) to a person or a group of persons representing common risk, such financing shall comply with the aforementioned limits.

The aggregate amount of financings granted to the three largest borrowers of a bank may not exceed 100.0% of the bank’s Tier 1 capital.

Banks are not obligated to comply with the aforementioned limits with respect to financings granted to the Mexican federal government, local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, IPAB and development banks guaranteed by the Mexican government.

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

Tier 1 capital is calculated by taking into account the balance as of the last day of each month. When calculating Tier 1 capital, the General Rules Applicable to Mexican Banks establish that if the aggregate amount of operations subject to credit risk relating to relevant related parties exceeds 25% of the bank’s Tier 1 capital then the excess must be subtracted in order to determine Tier 1 capital.

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

Derivative Transactions

Certain Mexican Central Bank rules apply to derivative transactions entered into by Mexican banks.  Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

•	specific shares, groups of shares or securities referenced to shares; that are listed in a securities exchange,

•	stock exchange indexes,

•	Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation),

•	inflation indexes,

•	gold or silver,

•	swine meat, pork and cattle,

•	natural gas, diesel, gasoline and crude oil,

•	aluminum, copper, nickel, platinum, lead and zinc,

•	wheat, corn, soybean and sugar,

•	rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste,

•	nominal or real interest rates with respect to any debt instrument,

•	loans or other advances; and

•	futures, options and swaps with respect to the underlying assets mentioned above.

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

Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio.  Derivative transactions that are entered into in over-the-counter (OTC) markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofomes, and any other counterpart authorized by the Mexican Central Bank.  Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee.  Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party. The counterparties in respect of hedging derivatives transactions entered into by Mexican banks must be other Mexican banks, Mexican financial entities authorized to enter into such derivatives by the Mexican Central Bank or foreign financial institutions or recognized markets. Derivatives must be entered into pursuant to master agreements that must include terms and guidelines, similar to international standards such as ISDA master agreements and master agreements approved for the domestic market. As an exception to applicable rules, Mexican banks may pledge cash, receivables and securities to secure obligations resulting from their derivative transactions.

Banco Santander Mexico has received approval from the Mexican Central Bank to engage in swaps, forwards and options related to stocks, indices, currencies and interest rates.

Restrictions on Liens and Guarantees

Under the Mexican Banking Law, banks are specifically prohibited from (i) pledging their securities or other assets as collateral, except (a) if the Mexican Central Bank or the CNBV so authorizes, including as described above with respect to derivative transactions, or (b) for obligations in favor of the Mexican Central Bank, IPAB, Mexican development banks or governmental trusts, (ii) guaranteeing the obligations of third parties, except, generally, in connection with letters of credit and bankers’ acceptances and (iii) make loans secured by subordinated debt or rights of trusts funded by subordinated debt.

Bank Secrecy Provisions; Credit Bureaus

Pursuant to the Mexican Banking Law, a Mexican bank may not provide any information relating to the identity of its customers or specific deposits, services or any other banking transactions (including loans) to any third parties (including any purchaser, underwriter or broker, or holder of any of the bank’s securities), other than (i) the depositor, debtor, accountholder or beneficiary and their legal representatives or attorneys-in-fact, (ii) judicial authorities in trial proceedings in which the accountholder is a party or defendant, (iii) the Mexican federal tax authorities for tax purposes, (iv) the SHCP for purposes of the implementation of measures and procedures to prevent terrorism and money laundering, (v) the Federal Auditor (Auditoría Superior de la Federación) to exercise its supervisory authority (including information on accounts or agreements involving federal public resources), (vi) the supervisory unit of the Federal Electoral Agency, (vii) the federal attorney general’s office (Procuraduría General de la República) for purposes of criminal proceedings, (viii) the Treasurer of the Federation (Tesorería de la Federación), as applicable, to request account statements and any other information regarding the personal accounts of public officers, assistants and, as the case may be, individuals related to the corresponding investigation, and (ix) the Secretary and undersecretaries of the Ministry of Public Function (Secretaría de la Función Pública) when investigating or auditing the estates and assets of federal public officers, among others.  In most cases, the information needs to be requested through the CNBV.

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

Money Laundering Regulations

Mexico has in effect rules relating to money laundering and terrorist financing; the most recent set of rules have been in effect since April 21, 2009 and have subsequently been amended (the “General Provisions on Money Laundering and Terrorist Financing”).

Under these provisions, our subsidiaries operating in the financial sector are required to satisfy various requirements, including:

•
the establishment and implementation of procedures and policies, including client identification and know-your-customer policies, to prevent and detect actions, omissions or transactions that might favor, assist or cooperate in any manner with terrorism or money laundering activities (as defined in the Mexican Federal Criminal Code (Código Penal Federal));

•	implementing procedures for detecting relevant, unusual and suspicious transactions (as defined in the General Provisions on Money Laundering and Terrorist Financing);

•	reporting of relevant, unusual and suspicious transactions to the SHCP, through the CNBV; and

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

An individual’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) full name, (ii) sex, (iii) date of birth, (iv) nationality and country of birth, (v) tax identification number and the certificate evidencing the tax identification number issued by the SHCP or the population registry identification number and evidence thereof issued by the Ministry of Interior, as the case may be, (vi) occupation, profession, main activity or line of business, (vii) complete domicile (including telephone number), (viii) e-mail address, if any, and (ix) advanced electronic signature series number, when applicable.

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

The Mexican Banking Law requires banks to have a manual for anti-money laundering procedures that is approved by the board of directors and certified by the CNBV.

Under the General Provisions on Money Laundering and Terrorist Financing, our subsidiaries operating in the financial sector must provide to the SHCP, through the CNBV, (i) quarterly reports (within ten business days from the end of each quarter) with respect to transactions equal to, or exceeding, U.S.$10,000, (ii) monthly reports (within 15 business days from the end of the month) with respect to international funds transfers, received or sent by a client, with respect to transactions equal to, or exceeding, U.S.$10,000, (iii) reports of unusual transactions, within 60 calendar days counted from the date an unusual transaction is detected by our financial subsidiaries’ systems, and (iv) periodic reports of suspicious transactions, within 60 calendar days counted from the date the suspicious transaction is detected.

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

On October 17, 2012, the Federal Law to Prevent and Identify Transactions with Illegal Proceeds, or the New Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita), was published in the Official Gazette of the Federation. The New Money Laundering Federal Law became effective on July 17, 2013. The law punishes “Vulnerable Activities,” which is defined in the applicable regulations as all acts that have a high tendency to result in a crime through the use of illegal proceeds. In addition, under such law, the SHCP is given broad authority to obtain information about unlawful activities, coordinate activities with foreign authorities and present claims related to unlawful activities. This law also grants authority to the Federal Attorney General (Procuraduría General de la República) to investigate and prosecute illegal activities, in coordination with the SHCP.

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

On November 11, 2010, the Mexican Central Bank published new rules that regulate the issuance and use of credit cards.  Such rules standardize the regulations and forms that enable cardholders to authorize charges for recurrent payments relating to goods and services and standardize the procedures for objecting to improper charges and cancelling such services quickly and securely.  The rules also establish the way in which credit card issuers shall determine the amount of the minimum payment in each period by means of a formula that favors payment of a part of the principal at the time of each minimum payment, with the aim of achieving payment of debts within a reasonable time period.  Such rules also include certain protection provisions for card users in case of theft or loss of their credit cards, the creation of incentives to credit card issuers to adopt additional measures to reduce risks derived from use of credit cards in internet transactions and the wrongful use of information contained in credit cards.  These rules did not have a material impact on our operations or financial condition.

Fees

Under Mexican Central Bank regulations, Mexican banks and Sofomes may not, in respect of loans, deposits or other forms of funding and services with their respective clients, among others, (i) charge fees that are not included in their respective, publicly disclosed, aggregate annual cost (costo anual total), (ii) charge alternative fees, except if the fee charged is the lower fee, and (iii) charge fees for the cancellation of credit cards issued.  In addition, among other things, Mexican banks may not (i) charge simultaneous fees, in respect of demand deposits, for account management and relating to not maintaining minimum amounts, (ii) charge fees for returned checks received for deposit in a deposit account or as payment for loans granted, (iii) charge fees for cancellation of deposit accounts, debit or teller cards, or the use of electronic banking services, or (iv) charge different fees depending upon the amount of a money transfer.  Under the regulations, fees arising from the use of ATMs must be disclosed to users.

Mexican banks and Sofomes operating or permitting customers to use ATMs must choose between two options for charging fees to clients withdrawing cash or requesting balances: (i) specifying a fee for the relevant transactions, in which case, Mexican banks and Sofomes issuing credit or debit cards may not charge cardholders any additional fee (credit or debit card issuers are entitled to charge operators the respective fee), or (ii) permit credit card or debit card issuers to charge a fee to clients, in which case, banks and Sofomes may not charge additional fees to clients.

The Mexican Central Bank, on its own initiative or as per request from the CONDUSEF, banks or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks or Sofomes in performing financial operations.  The Mexican Central Bank must obtain the opinion of the Federal Antitrust Commission (Comisión Federal de Competencia) in carrying out this assessment.  The Mexican Central Bank may take measures to address these issues.

The Mexican Central Bank published rules that modified the rules on ATM user fees which limited the Bank’s ability to charge fees for the use of ATMs by customers and the amount of such fees for services including: (i) cash withdrawals, (ii) checking account balances, (iii) deposits and (iv) payments, both in bank windows and ATMs operated by the clients’ bank. The rules also specify that ATMs shall show a clear legend on their screens regarding costs of the transaction so the client may decide whether to proceed with the transaction.

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

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank.  IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative.  IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$154,640 as of December 31, 2013), per person per bank.

Banks have the obligation to pay IPAB ordinary and extraordinary contributions as determined from time to time by the Governing Board of IPAB. For such purposes, banks must promptly deliver to the IPAB information regarding their liabilities for the determination of their ordinary quotas. Under the IPAB Law, banks are required to make monthly ordinary contributions to IPAB, equal to one-twelfth of 0.004% multiplied by the average of the daily outstanding liabilities of the respective bank in a specific month, less (i) holdings of term bonds issued by other commercial banks; (ii) financing granted to other commercial banks; (iii) financing granted by IPAB; (iv) subordinated debentures that are mandatorily convertible in shares representing the capital stock of the banking institution; and (v) restricted assets and liabilities resulting from the repurchase transactions (reportos) and lending of securities with the same counterparty, pursuant to the provisions issued by IPAB.

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

Under the IPAB law, in the event the quotas are not timely paid, between 30% and 100% of the value of the omitted quota may be imposed as a fine.

Law for the Protection and Defense of Financial Services Users

A Law for the Protection and Defense of Financial Services Users is in effect in Mexico.  The purpose of this law is to protect and defend the rights and interests of users of financial services.  To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines).  CONDUSEF acts as mediator and arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions.  Banco Santander Mexico and its subsidiaries must submit to CONDUSEF’s jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF’s jurisdiction in all arbitration proceedings that may be brought before it.  The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by clients.  Our financial subsidiaries maintain such a unit.

CONDUSEF maintains a Registry of Financial Service Providers (Registro de Prestadores de Servicios Financieros), in which all financial services providers must be registered, that assists CONDUSEF in the performance of its activities.  This Registry will be replaced as explained below. CONDUSEF is required to publicly disclose the products and services offered by financial service providers, including interest rates.  To satisfy this duty, CONDUSEF has wide authority to request any and all necessary information from financial institutions.  Furthermore, CONDUSEF may scrutinize banking services provided by approving and supervising the use of standard accession agreements.

CONDUSEF, (i) is entitled to initiate class actions against Mexican financial institutions, in connection with events affecting groups of users of financial services, (ii) shall maintain a new Bureau of Financial Entities (Buró de Entidades Financeras), which is to set forth any and all information deemed material for users of financial services, (iii) is empowered to order amendments to any of the standard form commercial banking documentation (such as account and loan agreements) used by financial institutions, if it considers provisions thereof as detrimental to users, (iv) is permitted to issue resolutions as part of arbitration proceedings, for the benefit of issuers, that would permit users to attach assets of a financial institution prior to the completion of arbitration proceedings, and (v) is given broader authority to fine financial institutions, if any such financial institution does not comply with an order issued by CONDUSEF.

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

As part of the financial reform passed in 2013, the Mexican Congress approved changes to the Law for the Transparency and Ordering of Financial Services pursuant to which the Mexican Central Bank may issue temporary regulations applicable to interest rates and fees, if it or the CFC determine that no reasonable competitive conditions exist among financial institutions. Also, the Mexican Central Bank and the CNBV are given authority to issue rules regulating the means to obtain funds (i.e., credit cards, debit cards, checks and funds transfers), as a means to ensure competition, free access, no discrimination and protecting the interests of users.

Law on Transparency and Development of Competition for Secured Credit

The Law on Transparency and Development of Competition for Secured Credit (Ley de Transparencia y de Fomento a la Competencia en el Crédito Garantizado, or the “Secured Credit Law”) provides a legal framework for financial activities and certain other services performed by private credit institutions (as opposed to governmental entities) in connection with secured loans relating to real property in general and housing in particular (i.e., purchase, construction, restoration or refinancing).  In particular, the Secured Credit Law established specific rules requiring the following: (i) the disclosure of certain information by credit institutions to their clients prior to the execution of the relevant loan agreement, including the disclosure of certain terms relating to interest rates, aggregate costs and expenses payable; (ii) the compliance by credit institutions and borrowers with certain requirements in the application process; (iii) the binding effect of offers made by credit institutions granting secured loans; (iv) the inclusion of mandatory provisions in loan agreements; and (v) the assumption of certain obligations by public officers (or notaries) before whom secured loans are granted.

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

The board of directors may have up to 15 members, 25% of whom are required to be independent. The board of directors of our broker-dealer has 11 members, 7 of which are independent.

The broker-dealer must also maintain an audit committee.  Our broker-dealer’s audit committee comprises five members, all of whom are independent.

The board of directors is required to create a compensation committee which shall be responsible for implementing, keeping and evaluating the compensation system applicable to employees.

Capitalization

Broker-dealers are required to maintain a minimum capital depending upon their activities and it may not be less than the amount resulting from the capital requirements established by the CNBV, which depend on the risks undertaken by the broker-dealer. Broker-dealers must annually evaluate if their capital is sufficient to meet their losses deriving from such risks. The CNBV classifies broker-dealers in different categories considering their capitalization index and its components, as well as additional capital requirements pursuant to the Securities Market Law.

If minimum capitalization levels are not maintained, the CNBV may take measures against the applicable broker-dealer, which include (i) informing the CEO and chairman of the Board of Directors of its controlling  holding company of its classification, as well as the causes leading to such classification, including a detailed report evaluating its financial situation, (ii) filing before the CNBV a capital restoration plan resulting in an increase of its capitalization index, (iii) suspending the payment of dividends and other distributions to shareholders, (iv) suspending the payment of bonuses and extraordinary compensation to the general director and higher level officers, and (v) ordering the suspension of activities that may impact the broker-dealer’s capital.

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

New rules relating to sales practices require broker-dealers to profile clients and only sell securities to those clients meeting their risk profile.

Revocation of Authorization

The CNBV may revoke the authorization to operate as a broker-dealer if, among other things, it (i) does not incorporate or does not file its incorporation deed before the Public Registry of Commerce within six months counted from the date of the authorization, (ii) does not pay the minimum capital upon incorporation, (iii) does not start operations within six months counted from the date of its registration before the Public Registry of Commerce, (iv) obtains the authorization to incorporate and operate using false documentation or information or misrepresentations, (v) incurs losses that reduce its capital to a level lower than the minimum required, (vi) knowingly provides false, imprecise or incomplete information to the financial authorities that do not adequately reflect its actual financial, administrative, economic and legal situation, (vii) does not comply with the minimum or special preventive or corrective measures, (viii) repeats an offense or conduct that resulted in a partial suspension of its activities, (ix) repeatedly fails to comply with the provisions regarding the separation between the cash and securities of its clients and the broker-dealer assets, (x) repeatedly fails to comply with the provisions of operative and accounting registries, (xi) repeatedly fails to fulfill its obligations deriving from contractual operations for causes attributable to itself, (xii) gravely or repeatedly infringes applicable law, (xiii) does not perform its corporate purpose for a period of over six months, (xiv) enters dissolution and liquidation procedures, and (xv) is declared bankrupt by a judicial authority.

Systems for Handling Orders

Broker-dealers are required to maintain an automatic system to receive, register, assign and execute orders for transactions with securities received by clients.  Such system must distinguish (i) type of client, and (ii) different orders received.  Broker-dealers are required to inform clients of their schedules to receive orders and time-periods during which transactions shall remain in effect.

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

For the provision of advisory and non-advisory services the broker-dealers must have separate and independent business areas, complying with the general regulations issued by the CNBV.

Financial Reporting

Broker-dealers are required to disclose to the public (i) internal financial statements for the quarters ending in March, June and September, within one month from the end of this applicable quarter, and (ii) audited financial statements for each full fiscal year, within 60 days following the end of the applicable fiscal year.

Dodd-Frank Act

Regulation of Derivatives

Title VII of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, establishes a new U.S. regulatory regime for derivatives contracts, including swaps, security-based swaps and mixed swaps (generically referred to in this paragraph as “swaps”).  Among other things, Title VII provides the Commodity Futures Exchange Commission, or CFTC, and the SEC, with jurisdiction and regulatory authority over swaps, establishes a comprehensive registration and regulatory framework applicable to swap dealers and other major market participants in swaps (referred to as “major swap participants”), imposes clearing and execution requirements on many types of swaps, requires higher-margin requirements for uncleared swaps, and requires swap market participants to report all swaps transactions to swap data repositories.  Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting, and other requirements. The specific parameters of these requirements are being developed through CFTC, SEC and bank regulator rulemakings.  While some of these requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates.

Banco Santander Mexico may, in the future, determine that it is required to register as a swap dealer with the CFTC or SEC as a result of its swaps activities. Although the full impact of U.S. derivatives regulation on Banco Santander Mexico remains unclear, Banco Santander Mexico will face increased costs and regulatory oversight if it registers as a swap dealer due to the regulatory requirements indicated above.

Volcker Rule

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions.  The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationshiPs. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained.  The final rules implementing the Volcker Rule extended the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015, and additional extensions are possible.  Banking entities such as Banco Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Banco Santander Spain is assessing how the final rules implementing the Volcker Rule will affect its businesses, including Grupo Financiero Santander Mexico, and is developing and implementing plans to bring affected businesses into compliance.

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

The following activities are disclosed in response to Section 13(r) with respect to certain affiliates of Santander UK, one of our affiliates within the Santander Group.

During the period covered by this report:

(a)      A Santander UK customer, being an Iranian national resident in the United Kingdom, was designated in September 2013 as acting for or on behalf of the Government of Iran. This accountholder’s current account and credit card with Santander UK plc were closed in December 2013.  No revenue was generated by Santander UK plc on these products.

(b)      In early October 2013, Santander UK plc opened an account for a Tunisian national, resident in the United Kingdom, who is currently designated by the United States for terrorism. After becoming aware of this customer’s designation, Santander UK plc exited the relationship later in October 2013. No revenue was generated by Santander UK plc on this account.

(c)      Santander UK plc holds frozen savings and current accounts for three customers resident in the United Kingdom who are currently designated by the United States for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2013. No revenue was generated by Santander UK plc on these accounts.

(d)      A United Kingdom company maintained two commercial accounts at Santander UK plc that were used to provide payroll processing services for a United Kingdom entity that is currently designated by the United States under the Iran sanctions regime. The accounts may have been used to provide payroll services to other Iranian clients. Santander UK plc became aware of this account activity in September 2013 and exited the relationship in January 2014. No revenue was generated by Santander UK plc on these accounts.

(e)      An Iranian national, resident in the United Kingdom, who is designated by the United States and the United Kingdom under the Iran Sanctions regime held a mortgage with Santander UK plc. No further drawdown has been made (or would be allowed) under this mortgage although Santander UK plc continues to receive repayment installments. In 2013, total revenue in connection with the mortgage was £10,421 while net profits were negligible relative to the overall profits of Santander UK plc. Santander UK plc does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited, part of the Santander Group. The accounts have remained frozen throughout 2013. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was £247 while net profits in 2013 were negligible relative to the overall profits of Banco Santander Spain.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Banco Santander Spain entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2013, the Santander Group was owed €4.3 million under this credit facility.

Bank Mellat has been in default under all of these agreements in recent years and Banco Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander Spain under these facilities since they were granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €72,000 gross revenues and approximately €123,000 net loss to the Santander Group in 2013, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.	Organizational Structure

Banco Santander Spain is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock. The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2013, based on publicly available annual reports.  As of December 31, 2013, the Santander Group had 13,927 branches and a presence in 10 principal markets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of December 31, 2013.

IFRS at December 31, 2013	IFRS at December 31 2013
Total assets: Ps.856,478 million (99.84% of total) Net income: Ps.12,287 million (86.04% of total) Total equity: Ps.90,657 million (97.99% of total)	Total assets: Ps.1,006 million (0.12% of total) Net income: Ps.114 million (0.80% of total) Total equity: Ps.1,600 million (1.73% of total)

All of our principal subsidiaries are incorporated in Mexico.

D.	Property, Plants and Equipment

We are domiciled in Mexico and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.

We also own two other buildings in Queretaro and rent 138 other buildings.  The branches operated at rented locations have lease terms varying from 1 to 10 years.
The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2013	Number
Central Offices
Owned	3
Rented	138
Total	141
Branches
Owned	4
Rented(1)	1,230
Total(2)	1,234
Other property(3)
Owned	0
Rented	875
Total	875

(1)	Includes 68 branches under bailment (comodato).

(2)	We also have 42 box offices to service Santander Select customers, which share the same property. These box offices are not included in this line item.

(3)	Consists mainly of back offices, storage, parking lots and ATMs.

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

We intend to add 200 new branches to our branch network between the fourth quarter of 2012 and the first quarter of 2015 and to hire approximately 2,000 additional employees to staff these branches.  We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using our working capital.  We opened 15 branches during the fourth quarter of 2012 and 75 branches during 2013. As of December 31, 2013, we had spent Ps.361.8 million in connection with the 75 branches opened during 2013. We expect to open an additional 110 branches by the first quarter of 2015, 95 of which we expect to open during 2014. We expect to invest Ps.735 million during 2014 in connection with these 95 new branches.

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

Economic Environment

In 2010, economic activity recovered from the lows observed in 2009, mainly driven by a sharp rebound in external demand.  GDP growth was 5.5% in 2010, with broad recoveries in all sectors, particularly in the manufacturing and services sectors.  Manufacturing increased 10.0%, while electricity, water and gas supply sectors grew 10.3% in real annual terms in the same period.  Headline inflation reached 4.4% for the year, slightly above the Mexican Central Bank’s long-term objective of 3.0%.  The consequences of the worldwide financial crisis that began in 2008 continued to affect our operating performance during the first half of 2010.  Specifically, write-offs related to our credit card business were made during this period, while low interest rates had an adverse impact on our financial margins.  However, as the Mexican economy strengthened in the second half of 2010, business conditions improved in Mexico.

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

In 2013, the Mexican economy posted a sharp decline, with an annual GDP growth rate of just 1.1%. Service activities grew 2.1% in 2013 compared to 4.5% in 2012, driven mainly by a 2.4% growth in trade activities during the same period. Manufacturing decreased 0.7% in 2013 compared to 2.6% growth in 2012. At the same time, headline inflation posted a slight increase due to the fiscal reform and closed at 3.97%, while the peso depreciated 1.7% against the U.S. dollar during the year.  However, global uncertainty continues to increase volatility in the foreign exchange market.

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

In 2011 and 2012, the Mexican economy continued to recover without experiencing a significant increase in inflation.  In this context, monetary authorities in Mexico did not change the interest rate during 2012, which was 4.5% from July 2009 to March 2013.  Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at an average level of 4.14% and have remained relatively stable, closing at an average rate of 4.05% during December 2012. In March 2013, the Mexican Central Bank changed the interest rate to 4.0%, and in the second half of 2013, further reduced the interest rate by 25 basis points, both in September and October, leaving the target rate at the current level of 3.5%. This low interest rate environment over the past years has impacted both our cost of funding and our interest income in different ways depending on the portfolio or activity conducted.  The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) provided a hedge against reductions in interest rates, and our sensitivity to a parallel shift of 100 basis points in the interest rate curve at December 31, 2009 was less than 1% of the net interest margin for that year.  Similarly, and given that interest rates have remained relatively stable since 2009, we consider the effects of low interest rates on our net interest margin as non-material in 2010, 2011, 2012 and 2013. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin.  This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent.  The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  For a full description of our accounting policies, see notes 1.c and 2 to our audited financial statements included elsewhere in this annual report on Form 20-F.

Fair value measurements and disclosures of financial instruments

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

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment.  In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

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

For financial instruments measured at amortized cost (which includes loans, deposits and short- and long- term debt issued) we disclose the fair value.  This disclosure is provided in note 45.c to our audited financial statements included elsewhere in this annual report on Form 20-F.  Generally there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

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

Impairment of financial assets classified as available-for-sale

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

We classify our retail loan portfolio into discreet pools of loans to evaluate loan collectability. Loans are grouped based on selected credit performance characteristics such as loan to value ratios for mortgage loans, percentage of credit line used for credit card loans and type of credit bureau reference (i.e., credit score) for personal loans. We separate our retail loan portfolio into the following discreet loan pools: (i) mortgage loans; (ii) credit card loans; (iii) personal loans; (iv) payroll loans; and (v) SME loans. Within each of these loan pools we further categorize the loans based on similar collectability criteria.

Business combinations and goodwill

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

Application of New and Revised IFRS

In 2013, we have applied a number of new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2013.

Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

We have applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Liabilities for first time in 2013. The amendments to IFRS 7 require entities to disclose information about offset rights and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retroactively. See note 1.b to our audited financial statements.

New and Revised Standards on Consolidation, Joint Arrangements, Associates and Disclosures

In May 2011, standards on consolidation, joint arrangements, associates and disclosures were issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequently, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In 2013, we have applied for the first time IFRS 10, IFRS 11 and IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding transitional guidance. IAS 27 (as revised in 2011) is not applicable to us as it deals only with separate financial statements.

Impact of the Application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 modifies the definition of control. Under the new definition an investor has control over an investee when (i) it has power over the investee, (ii) it is exposed, or has rights, to variable returns from its involvement with the investee and (iii) it has the ability to use its power to affect its returns. All three prongs must be met for an investor to have control over an investee. Previously, control was defined as power to govern the financial and operating policies of an entity to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor is deemed to have control over an investee. Guidance included in IFRS 10 dealing with whether an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Group.

On January, 1, 2013, the date of initial application of IFRS 10, we made an assessment as to whether we have had and continue to have control over our subsidiaries and associates in accordance with the new definition of control and related IFRS 10 guidance. We have concluded that we have had and continue to have control over our subsidiaries. The application of IFRS 10 has had no impact on the basis of consolidation of the Group. See note 1.b to our audited financial statements.

Impact of the Application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, joint control is determined based on the rights and obligations of the parties to the joint arrangements by considering the structure, legal form and contractual terms of the arrangement, and when applicable, other facts and circumstances. A joint operation is a joint arrangement where the parties have joint control over the arrangement (i.e., joint operators), rights to its assets, and obligations for its liabilities. A joint venture is a joint arrangement where the parties that have joint control over the arrangement (i.e., joint ventures) also have rights to its net assets. Previously, IAS 31 contemplated three types of joint arrangements: (i) jointly controlled entities, (ii) jointly controlled operations and (iii) jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g., a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting for joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any jointly held assets), its liabilities (including its share of any jointly incurred liabilities), its revenue (including its share of revenue from the sale of the output of the joint operation) and its expenses (including its share of any jointly incurred expenses). Each joint operator, in accordance with the applicable standards, accounts for the assets, liabilities, revenues and expenses relating to its interests in the joint operation.

We have reviewed and assessed the classification of the Group’s joint arrangement in accordance with the requirements of IFRS 11. We have concluded that the Group’s joint arrangement, which was classified as a jointly controlled operation under IAS 31 and was accounted for using the proportionate consolidation method, should be classified as a joint operation under IFRS 11. The application of IFRS 11 has had no impact on the basis of presentation of the Group. See note 1.b to our audited financial statements.

Impact of the Application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in our consolidated financial statements. See note 48 to our audited financial statements.

IFRS 13 Fair Value Measurement

We have applied IFRS 13 for the first time in 2013. IFRS 13 establishes a single source of guidance and disclosure for fair value measurements. The scope of IFRS 13 is fairly broad; the fair value measurement requirements of IFRS 13 apply to both financial and non-financial instrument items for which other IFRS standards that require or permit fair value measurements and disclosures about fair value measurements, except for share-

based payments transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g., value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. IFRS also includes extensive disclosure requirements.

IFRS 13 requires prospective application beginning on January 1, 2013. In addition, specific transitional provisions were provided for entities that need not apply the disclosure requirements set out in the standard in comparative information provided for periods before the initial application of the standard. In accordance with these transitional provisions, we have not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in our consolidated financial statements. See note 1.b to our audited financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

We have applied the Amendments to IAS 1 Presentation of Items of Other Comprehensive Income for the first time in 2013. The amendments to IAS 1 require items of other comprehensive income to be grouped in two categories in the other comprehensive income section: (i) items that will not be reclassified subsequently to profit or loss and (ii) items that may be reclassified subsequently to profit or loss when conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before or net of tax. The amendments have been applied retroactively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on our profit or loss, other comprehensive income and total comprehensive income. See note 1.b to our audited financial statements.

Amendments to IAS 1 Presentation of Financial Statements (as part of the Annual Improvements to IFRS 2009 – 2011 Cycle issued in May 2012)

The Annual Improvements to IFRS 2009 – 2011 have made a number of amendments to IFRS. The amendments that are relevant to us are the amendments to IAS 1 relating to when a balance sheet as at the beginning of the preceding period (third balance sheet) and the related notes must be presented. These amendments specify that a third balance sheet is required when (i) an entity applies an accounting policy retroactively, or makes a retroactive restatement or reclassification of items in its financial statements, and (ii) the retroactive application, restatement or reclassification has a material effect on the information in the third balance sheet. The amendments specify that related notes are not required to accompany the third balance sheet.

In 2013, we have applied the new and revised IFRS standard (see discussion above), specifically IAS 19 (as revised in 2011), which has resulted in material effects on the information in our audited consolidated balance sheet as at January 1, 2012. In accordance with the amendments to IAS 1, we have presented in our audited financial statements a third balance sheet as at January 1, 2012 without the related notes except for the disclosure requirements of IAS 8 Accounting Policies—Changes in Accounting Estimates and Errors. See note 1.b to our audited financial statements.

IAS 19 Employee Benefits (as Revised in 2011)

In 2013, we have applied International Accounting Standard (IAS) 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time. Specific transitional provisions are applicable for the first-time application of IAS 19 (as revised in 2011).

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in the defined benefit obligation and plan assets. The amendments require the recognition of changes in defined benefit obligation and in the fair value of plan assets when they occur, and therefore eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated balance sheet to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (revised in 2011), which is calculated by recognizing in profit or loss and other comprehensive income in prior years. In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable for the first-time application of IAS 19 (as revised in 2011). We have applied the relevant transitional provisions and retrospectively adjusted the comparative amounts in our audited financial statements. See note 1.b to our audited financial statements.

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents our consolidated results of operations for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

	For the year ended December 31,
	2012		2013		2013		2012/2013
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	55,521	Ps.	55,386	$	U.S.4,233	(0.24%)
Interest expenses and similar charges		(21,639)		(19,539)		(1,493)	(9.70%)
Net Interest Income	Ps.	33,882	Ps.	35,847	$	U.S.2,740	5.80%
Income from equity instruments		212		245		19	15.57%
Fee and commission income (net)		11,685		12,844		982	9.92%
Gains/(losses) on financial assets and liabilities (net)		1,265		3,281		251	159.37%
Exchange differences (net)		(6)		—		—	(100.00%)
Other operating income		628		787		60	25.32%
Other operating expenses		(1,794)		(2,078)		(159)	15.83%
Total Income	Ps.	45,872	Ps.	50,926	$	U.S.3,893	11.02%
Administrative expenses		(16,724)		(18,630)		(1,424)	11.40%
Personnel expenses		(8,232)		(9,261)		(708)	12.50%
Other general administrative expenses		(8,492)		(9,369)		(716)	10.33%
Depreciation and amortization		(1,537)		(1,620)		(124)	5.40%
Impairment losses on financial assets (net)		(8,970)		(14,905)		(1,139)	66.16%
Loans and receivables(2)		(8,970)		(14,905)		(1,139)	66.16%
Impairment losses on other assets (net):		(34)		(22)		(2)	(35.29%)
Other intangible assets		––		—		—	—
Non-current assets held for sale		(34)		(22)		(2)	(35.29%)
Provisions (net)(3)		680		(751)		(57)	(210.44%)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		1,743		31		2	(98.22%)
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		135		(16)		(1)	(111.85%)
Operating Profit Before Tax	Ps.	21,165	Ps.	15,013	$	U.S.1,148	(29.07%)
Income tax		(3,853)		(2,670)		(204)	(30.70%)
Profit from Continuing Operations		17,312		12,343		944	(28.70%)
Profit from Discontinued Operations (net)		132		1,938		148	1,368.18%
Consolidated Profit for the Year	Ps.	17,444	Ps.	14,281	$	U.S.1,092	(18.13%)
Profit attributable to the Parent		17,443		14,279		1,092	(18.14%)
Profit attributable to non-controlling interests		1		2		—	—

(1)
Results for the year ended December 31, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.0843 per U.S.$1.00 as calculated on December 31, 2013 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2014 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Summary

Consolidated profit in 2013 was Ps.14,281 million, a 18.1% or Ps.3,163 million decrease from Ps.17,444 million in 2012.  These results reflect mainly:

•
a Ps.5,935 million, or 66.2%, increase in impairment losses on loans and receivables, net, driven mainly by growth in our loan portfolio together with a shift in our mix towards consumer and credit card products, which require a higher level of provisions, and our exposure to the home builders sector in Mexico, which has also required a higher level of provisions due to the underperformance of this sector during the second half of 2013, as well as by the results of a campaign launched in 2011 with less stringent policies which continued to impact us in 2013;

•
a 5.8% increase in net interest income due primarily to an increase in average total interest-earning assets, caused principally by growth in our lending activities, together with a decrease of Ps.2,100 million in interest expense and similar charges, partly offset by a Ps.135 million decrease in interest income and similar income. The decrease in interest income and similar income was due to a Ps.38,342 million decrease in the average volume of our debt instruments portfolio, which led to a decrease of Ps.2,710 million in interest income from debt instruments, together with a decrease of Ps.812 million in interest income from hedging operations in 2013 compared to 2012, offset in part by a Ps.41,353 million increase in the average volume in our loans and advances to customers, which led to an increase of Ps.3,370 million in interest income from this portfolio;

•
a 9.9% increase in net income from fees and commissions to Ps.12,844 million, mainly due to (i) an increase in net fees and commissions from additional credit and debit cards issued, as well as an increase in the number of credit and debit card transactions, (ii) an increase in the sale of insurance products, reflecting the continued success of our insurance broker business model, as well as the positive results from our auto insurance platform, “Autocompra,” (iii) an increase in commercial and marketing activity, (iv) the continued emphasis on our multichannel distribution platform, and (v) an increase in net fees and commissions related to collection and payment services;

•
a Ps.2,016 million, or 159.4%, increase in net gains on financial assets and liabilities mainly resulting from interest rate products, driven primarily by interest rate derivatives such as cross currency swaps and interest rate futures;

•	a Ps.1,938 million profit from discontinued operations resulting from the sale of our asset management business;

•	a Ps.1,906 million, or 11.4%, increase in administrative expenses, due primarily to increases in salaries, bonuses paid and headcount.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.44,474 million, or 80.3%, of our total interest and similar income in 2013, with the remaining interest income of Ps.10,912 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  In 2013, interest expense on customer deposits was Ps.11,265 million, representing 52.1% of our total interest expenses and similar charges for that period.  Interest expenses from time deposits, demand accounts and reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.4,997 million, Ps.2,875 million and Ps.3,393 million, respectively, in 2013, representing 23.1%, 13.3% and 15.7% of our total interest expenses and similar charges for the period, respectively.  In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.2,649 million, representing 12.2% of our total interest expense in 2013.  Interest expenses and similar charges decreased by Ps.2,100 million, or 9.7%, in 2013 compared to 2012.

Our net interest income in 2013 was Ps.35,847 million, a 5.8% or Ps.1,965 million increase from Ps.33,882 million in 2012. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, together with a decrease in interest expense, mainly due to lower interest paid on deposits from the Mexican Central Bank and on time deposits and reverse repurchase agreements from other credit institutions which were partially offset by decreases in debt instruments and in the funding obtained through deposits from the Mexican Central Bank and credit institutions (which includes reverse repurchase agreements with financial institutions).

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2012 and 2013.

	For the year ended December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,444	Ps.	1,264	(12.47%)
Loans and advances to credit institutions		2,790		3,019	8.21
Loans and advances to customers—excluding credit cards		29,481		31,573	7.10
Loans and advances to customers—credit cards		8,604		9,882	14.85
Debt instruments		11,538		8,828	(23.49)
Income from hedging operations		1,540		728	(52.73)
Other interest income		124		92	(25.81)
Total	Ps.	55,521	Ps.	55,386	(0.24%)

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(4,391)	Ps.	(2,649)	(39.67%)
Customer deposits—Demand accounts		(2,138)		(2,875)	34.47
Customer deposits—Time deposits		(5,441)		(4,997)	(8.16)
Customer deposits—Reverse repurchase agreements		(4,682)		(3,393)	(27.53)
Subordinated debentures		—		(11)	100.00
Marketable debt securities and other financial liabilities		(1,736)		(1,994)	14.86
Other liabilities		(3,029)		(3,084)	1.82
Expenses from hedging operations		(9)		(320)	3,455.56
Other interest expenses		(213)		(216)	1.41
Total	Ps.	(21,639)	Ps.	(19,539)	(9.70%)
Net interest income	Ps.	33,882	Ps.	35,847	5.80%

The following table sets forth the components of our average loans and advances to customers in 2012 and 2013.

	As of December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	211,735	Ps.	234,676	10.83%
Mortgage		65,568		75,207	14.70
Installment loans to individuals		57,586		66,359	15.23
Revolving consumer credit card loans		32,965		38,666	17.29
Non-revolving consumer loans		24,621		27,693	12.48
Total	Ps.	334,889	Ps.	376,242	12.35%

Average total interest-earning assets were Ps.682,420 million in 2013, a 1.9% or Ps.12,723 million increase from Ps.669,697 million in 2012.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.35,652 million, or 11.8%, from Ps.301,924 million in 2012 to Ps.337,576 million in 2013, (ii) an increase in the average balance of loans and advances to credit institutions of Ps.9,793 million, or 11.8%, from Ps.82,897 million in 2012 to Ps.92,690 million in 2013, and (iii) an increase in the average balance of revolving consumer credit card loans of Ps.5,701 million, or 17.3%, from Ps.32,965 million in 2012 to Ps.38,666 million in 2013.  These increases were partially offset by a decrease of Ps.38,342 million, or 17.4%, in the average volume of debt instruments, from Ps.220,465 million in 2012 to Ps.182,123 million in 2013 and a slight decrease in the average volume of cash balances with the Mexican Central Bank, from Ps.31,446 million in 2012 to Ps.31,365 million in 2013.

Interest income and similar income from interest-earning assets decreased by Ps.135 million, or 0.2%, from Ps.55,521 million in 2012 to Ps.55,386 million in 2013, due primarily to a decrease in interest income from our debt instruments portfolio, partly offset by an increase in interest income on loans and advances to customers excluding credit cards, as well as higher interest income on revolving consumer credit card loans. The decrease in interest income from our debt instruments portfolio was due to a decrease in the average volume of debt instruments  administered by our Global Wholesale Banking and Corporate Activities segments, resulting from the maturity of certain securities in our trading portfolios. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.35,652 million increase in average volumes in our customer loan portfolio excluding credit cards in 2013 compared to 2012, which was comprised of a Ps.22,941 million increase in average commercial, financial and industrial loans, a Ps.9,639 million increase in the average volume of our mortgage loan portfolio and an increase of Ps.3,072 million in the average volume of our non-revolving consumer loan portfolio.  The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth and in part to our acquisition of the ING Hipotecaria mortgage business. During the second half of 2013 we launched “Hipoteca Santander Premier” with an interest rate of 8.49%, targeting high income individuals with good credit scores, a minimum property value of Ps.1.2 million and a maximum loan-to-value ratio of 70%. In addition, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  The slower increase in our non-revolving consumer loan portfolio was due to the adoption of a more conservative approach towards these products in an attempt to improve the overall credit quality of this portfolio which had been worsening as a result of the loans that were originated using less stringent credit policies in 2011 and the beginning of 2012. This more conservative approach is part of an ongoing process where we have continued to update our credit scoring models, including the incorporation of behavioral score models from Mexican credit bureaus into our decision models for new originations.

Average interest rates on interest-earning assets decreased by 17 basis points, from 8.29% in 2012 to 8.12% in 2013, which was mainly due to a 41 basis point decrease in the average interest rate on loans and advances to customers excluding credit cards, from 9.76% in 2012 to 9.35% in 2013, which partially resulted from the 100 basis point decrease in the reference rate that occurred during 2013. The average interest rate on commercial, financial and industrial loans decreased by 48 basis points from 7.31% in 2012 to 6.83% in 2013 and consumer loans (excluding credit cards) from 27.86% in 2012 to 27.05% in 2013. Additionally, these results were driven by (i) an 11 basis point decrease in the average interest rate on loans and advances to credit institutions and (ii) a 54 basis point decrease in the average interest rate on credit card loans from 26.10% in 2012 to 25.56% in 2013 as a consequence of promotional rates and by a 38 basis point decrease in the average interest rate on debt instruments, from 5.23% in 2012 to 4.85% in 2013.

The increase in the interest earned on our customer loan portfolio excluding credit cards was mainly due to an increase of Ps.9,639 million in the average volume of our mortgage loan portfolio, from Ps.65,568 million in 2012 to Ps.75,207 million in 2013, and an increase of Ps.11,097 million in the average volume of our SME loan portfolio, from Ps.25,541 million in 2012 to Ps.36,038 million in 2013.  The decrease in the average yield on our customer loan portfolio excluding credit cards was mainly due to a 191 basis point decrease in the average interest rate earned on our SME loan portfolio, from 14.85% in 2012 to 12.94% in 2013, partially as a result of increased volume of substitution loans to SMEs, and the introduction of a campaign offering an 8.0% interest rate for loan product bundles for a three-year term. Through our substitution loans to SMEs we offer our existing SME clients with a good credit history the opportunity to substitute out of an existing higher rate loan that is close to maturity and into a new lower rate loan (which may be for an increased amount) in an effort to cultivate and retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards, and payroll accounts. During 2013, our substitution loans to SMEs accounted for approximately 10% of SME loans. The 18 basis point decrease in the interest earned on our mortgage loan portfolio in 2012 was mainly due to new originations of lower interest rate products (Light 10.45%, 10x1000 10.55% and Premier 8.49%), which were introduced in a more competitive mortgage market.

Average volume of commercial, financial and industrial loans grew by Ps.22,941 million, from Ps.211,735 million in 2012 to Ps.234,676 million in 2013.  This increase was comprised of an increase of (i) Ps.11,097 million in the average volume of loans to SMEs, (ii) Ps.11,572 million in the average volume of loans to middle-market corporations, and (iii) Ps.3,337 million in the trading portfolio managed by the Global Wholesale Banking segment, which were partially offset by a decrease of Ps.2,336 million in the average volume of loans to Global Wholesale Banking clients. The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives.  The increase in the average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued. Additionally, the decrease in average Global Wholesale Banking segment loans, together with a decrease in the average loan yield of 65 basis points, was due to the competitive scenario and the preference of certain companies to issue debt in the markets. The average interest rate earned from loans to middle-market corporations decreased by 46 basis points, from 6.96% in 2012 to 6.50% in 2013.  The average interest rate earned from loans to SMEs decreased by 191 basis points, from 14.85% in 2012 to 12.94% in 2013, as a result of an increased volume of substitution loans to SMEs (see description above for more details on our substitution loans to SMEs), and the introduction of a campaign offering an 8.0% interest rate for loan product bundles for a three-year term. The average interest rate earned from loans to institutions decreased by 61 basis points, from 6.68% in 2012 to 6.07% in 2013, mainly due to a restructured state government entity loan which resulted in a lower interest rate, as well as a general decrease in the reference rate which affected our institutional variable rate loans. The average interest rate earned from loans and advances to credit institutions decreased by 11 basis points, from 3.37% in 2012 to 3.26% in 2013, mainly due to a decrease in the reference rate.

Interest income earned on our trading portfolio increased by Ps.10 million, from Ps.427 million in 2012 to Ps.437 million in 2013, due to the combined effect of an increase of Ps.3,337 million in the average balance of our trading portfolio, from Ps.9,292 million in 2012 to Ps.12,629 million in 2013 and a decrease of 113 basis points in the average interest rate earned.  The increase in the average balance of this portfolio was due to an increase in repurchase agreements activity.

Interest income earned from debt instruments decreased by Ps.2,710 million, from Ps.11,538 million in 2012 to Ps.8,828 million in 2013, or 23.5%, reflecting a decrease of Ps.38,342 million in the average balance of the portfolio, from Ps.220,465 million in 2012 to Ps.182,123 million in 2013.  The decrease in interest income from debt instruments was mainly due to (i) a Ps.30,766 million decrease in the average volume of debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.7,576 million decrease in the average balance of debt instruments administered by our Corporate Activities Segment, from Ps.57,107 million in 2012 to Ps.49,531 million in 2013 and (iii) a 26 basis point decrease from 5.27% in 2012 to 5.01% in 2013 in the average interest rate earned from debt instruments administered by our Corporate Activities Segment.  The decrease in volume of debt instruments administered by the Global Wholesale Banking segment was mainly due to a decrease in our long-term debt instruments trading portfolio as we continued to evaluate our strategy in response to changing market conditions, and reduced our exposure to long-term debt instruments as a result of increased volatility. The decrease in the volume of debt securities administered by our Corporate Activities Segment was primarily due to debt instruments maturing during 2013 that were not subsequently replaced.

The positive effect of the increase in our average balance of interest-earning assets as well as the decrease in the average cost of our interest-bearing liabilities was partially offset by an increase in the average balance of our  interest-bearing liabilities in 2013 compared to 2012 and a decrease in the average interest rate on interest-earning assets in 2013 compared to 2012.  The combined effect of a decrease of 17 basis points in the average yield on our interest-earning assets together with a decrease of 40 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 7 basis points. Net interest income increased by Ps.1,965 million, due mainly to the increase in the average volume of interest-earning assets of Ps.12,723 million with an average interest rate of 8.12%, whereas interest-bearing liabilities increased by Ps.7,623 million with an average cost of 3.26%.

Average total interest-bearing liabilities in 2013 were Ps.598,484 million, a 1.3% or Ps.7,623 million increase from Ps.590,861 million in 2012. Interest expenses and similar charges decreased by Ps.2,100 million, or 9.7%, from Ps.21,639 million in 2012 to Ps.19,539 million in 2013. The principal drivers of this decrease were (i) a decrease of Ps.1,742 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to a decrease in the average balance of Ps.30,630 million, from Ps.107,665 million in 2012 to Ps.77,035 million in 2013, (ii) a decrease of Ps.1,289 million in interest expense on reverse repurchase agreements, from Ps.4,682 million in 2012 to Ps.3,393 million in 2013, due to a decrease of Ps.15,172 million in the average balance of reverse repurchase agreements combined with a decrease of 68 basis points, from 4.49% in 2012 to 3.81% in 2013; and (iii) a decrease of Ps.444 million in interest expense related to time deposits, due primarily to the combined effect of an increase in the average balance of Ps.4,990 million, from Ps.131,702 million in 2012 to Ps.136,692 million in 2013, and a decrease of 48 basis points, from 4.13% to 3.66%. These decreases were partially offset by (i) an increase of Ps.737 million in interest expense on demand accounts due to an increase in the average balance of Ps.30,939 million, from Ps.144,036 million in 2012 to Ps.174,975 million in 2013, together with an increase in the average interest rate of 16 basis points, from 1.48% in 2012 to 1.64% in 2013; (ii) an increase of Ps.369 million in interest expense on other liabilities due to an increase in the average balance of Ps.8,760 million, from Ps.70,087 million in 2012 to Ps.78,847 million in 2013, despite a decrease in the average interest rate of 5 basis points, from 4.64% in 2012 to 4.59% in 2013; and (iii) an increase of Ps.258 million in interest expense on marketable debt securities and other financial liabilities due to an increase in the average balance of Ps.8,514 million, from Ps.33,172 million in 2012 to Ps.41,686 million in 2013, despite a decrease in the average interest rate of 45 basis points, from 5.23% in 2012 to 4.78% in 2013.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2013 was Ps.12,844 million, a 9.9% or Ps.1,159 million increase from Ps.11,685 million in 2012. The following table presents a breakdown, by product, of our fee and commission income and expenses in 2012 and 2013.

	For the Year Ended December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	707	Ps.	746	5.52%
Credit and debit cards		3,667		4,061	10.74
Insurance		3,050		3,438	12.72
Collection and payment services		1,434		1,596	11.30
Investment funds management		1,417		1,299	(8.33)
Foreign exchange		527		569	7.97
Checks and others		356		323	(9.27)
Capital markets and securities activities		360		393	9.17
Administration and custody		343		396	15.45
Financial advisory services		1,433		1,450	1.19
Other fees and commissions		670		795	18.66
Total	Ps.	13,964	Ps.	15,066	7.89%
Fee and commission expense
Credit and debit cards	Ps.	(1,325)	Ps.	(964)	(27.25%)
Fund management		(46)		(50)	8.70
Checks and others		(37)		(33)	(10.81)
Capital markets and securities activities		(129)		(125)	(3.10)
Collections and transactional services		(127)		(164)	29.13
Other fees and commissions		(572)		(788)	37.76
Financial advisory services		(43)		(98)	127.91
Total	Ps.	(2,279)	Ps.	(2,222)	(2.50%)
Net fee and commission income	Ps.	11,685	Ps.	12,844	9.92%

Fee and commission income was Ps.15,066 million in 2013, a 7.9%, or Ps.1,102 million increase from Ps.13,964 million in 2012, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.388 million, or 12.7%, an increase in fees earned from credit and debit cards of Ps.394 million, or 10.7%, an increase in fees earned from collection and payment services of Ps.162 million, or 11.3%, from Ps.1,434 million in 2012 to Ps.1,596 million in 2013, due to increased transactional activity, an increase in net fees earned from administration and custody of Ps.53 million, or 15.5%, from Ps.343 million in 2012 to Ps.396 million in 2013, and an increase in service charges on deposits accounts of Ps.39 million, or 5.5%, from Ps.707 million in 2012 to Ps.746 million in 2013. The increase in fee and commission income was partially offset by a decrease in net fees and commissions earned from investment fund management by Ps.118 million, or 8.3%, from Ps.1,417 million in 2012 to Ps.1,299 million in 2013, together with a decrease in fees earned from checks and others by Ps.33 million, or 9.3%, from Ps.356 million in 2012 to Ps.323 million in 2013.

Net fees generated from credit and debit cards increased Ps.755 million, or 32.2%, from Ps.2,342 million in 2012 to Ps.3,097 million in 2013. The increase in net fees in 2013 was due to increased volume of credit and debit cards. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients. While the total number of credit and debit cards outstanding at period end increased by 889,595, or 8.3%, to 11,577,862 as of December 31, 2013 compared to 10,668,267 as of December 31, 2012, the increase in outstanding balances of credit cards as of December 31, 2012 was 7.4%.

The increase in fees and commissions earned from the sale of insurance products was due to an increase of 3.0% in insurance policies sold, together with a 22.0% increase in insurance distribution premiums.  These increases were mainly due to our strategy to sell insurance products together with certain products such as consumer loans, mortgage loans and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2012 and 2013.

	For the Year Ended December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	407	Ps.	2,670	556.02%
Debt instruments		855		(458)	(153.57)
Interest rate derivatives		(448)		3,128	(798.21)
Equity securities		366		124	(66.12)
Equity positions		1,514		(269)	(117.77)
Equity derivatives		(1,148)		393	(134.23)
Exchange rate products		619		624	0.81
Foreign exchange positions		24		(374)	(1,658.33)
Foreign exchange derivatives		595		998	67.73
Other(1)		(127)		(137)	7.87
Total	Ps.	1,265	Ps.	3,281	159.37%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2013 were Ps.3,281 million, an increase of Ps.2,016 million from a gain of Ps.1,265 million in 2012, mainly due to the activities of our Global Wholesale Banking segment, where we had a gain of Ps.2,431 million in 2013 compared to a gain of Ps.1,000 million in 2012.  This increase in gains on financial assets and liabilities (net) was due to the following.

In 2013, we had a gain in interest rate products of Ps.2,670 million, compared with a gain of Ps.407 million in 2012, which was mainly explained by an increase of Ps.3,576 million in gains on interest rate derivatives from a loss of Ps.448 million in 2012 to a gain of Ps.3,128 million in 2013, offset by a decrease in gains on debt instruments of Ps.1,313 million, from a gain of Ps.855 million in 2012 to a loss of Ps.458 million in 2013.  The swing in the amount of interest rate derivatives is mainly due to market conditions and positioning in the portfolios.  All of these derivatives relate to economic hedges against debt exposure.  We hedge bonds using interest rate derivatives such as futures and swaPs. The increase of Ps.3,576 million in interest rate derivatives was mainly due to increases of Ps.2,040 million in cross currency swaps and Ps.1,228 in interest rate futures.

During 2013 the Mexican Central Bank reduced the interest rate benchmark funding by 100 basis points, including reductions of 50 basis points in March, 25 basis points in September and 25 basis points in October, arguing that the adjustment of the interest rate was due to both internal and external factors.

Additionally, Mexico’s macroeconomic environment during 2013 worsened compared with 2012, such that the country risk, which due to the global crisis and uncertainty had decreased to 122 basis points in 2012, increased to 155 basis points in 2013. This context supported lower valuations in our debt instruments positions, resulting in losses of Ps.458 million during 2013.

Gains on equity securities decreased by Ps.242 million, from a gain of Ps.366 million in 2012 to a gain of Ps.124 million in 2013 resulting from losses in equity positions. The gains from equity positions  decreased by Ps.1,783 million, from a gain of Ps.1,514 million in 2012 to a loss of Ps.269 million in 2013. This decrease was partially offset by a Ps.393 million gain from equity derivatives in 2013, which increased by Ps.1,541 million from a loss of Ps.1,148 million in 2012.

The gain of Ps.393 million from equity derivatives in 2013 was due to a gain in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures), partially offset by losses related to forward contracts on stock and indexes in the MexDer.  The investment in equity derivatives is mainly entered into to hedge equity positions.  This gain was partially offset by a gain in our equity securities position in stocks mainly traded on the Mexican Stock Exchange of Ps.269 million. The IPC quote was 43,705.83 at the end of December 2012 and 42,727.09 at the end of December 2013. This represented a decrease of 2.2% in that index. None of our transactions in equity derivatives in 2012 or 2013 are related to proprietary trading.

Gains on exchange rate products increased by Ps.5 million, from a gain of Ps.619 million in 2012 to a gain of Ps.624 million in 2013.  Results from foreign exchange derivatives increased by Ps.403 million, from a gain of Ps.595 million in 2012 to a gain of Ps.998 million in 2013 mainly due to gains in foreign exchange futures, as a result of increased foreign exchange volatility in the second and third quarters of 2013. Gains in foreign exchange positions generated in daily trading activities decreased by Ps.398 million, from a gain of Ps.24 million in 2012 to a loss of Ps.374 million in 2013.

The peso depreciated 0.91% in 2013. As of December 31, 2012, the exchange rate for U.S. dollars was Ps.12.97 per U.S. dollar and, as of December 31, 2013, the exchange rate for U.S. dollars was Ps.13.08 per U.S. dollar.  During the second half of 2013, the increased likelihood of the U.S. gradually paring back its monetary stimulus earlier than anticipated  generated greater volatility in the currency markets which therefore led to currency depreciation.

Exchange Differences (Net)

Our income from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) was flat in 2013.

Other Operating Income (Net)

Other operating income increased by Ps.159 million, or 25.3%, from Ps.628 million in 2012 to Ps.787 million in 2013.

Other operating expense (net) increased by Ps.125 million, or 10.7%, from an expense of Ps.1,166 million in 2012 to an expense of Ps.1,290 million in 2013.

Other operating expenses increased Ps.284 million, or 15.8%, from Ps.1,794 million in 2012 to Ps.2,078 million in 2013, mainly due to the increase of Ps.200 million in the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions, from Ps.1,344 million to Ps.1,544 million, due to the increase in our deposits.

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

Administrative expenses increased by Ps.1,906 million, or 11.4%, from Ps.16,724 million in 2012 to Ps.18,630 million in 2013, primarily due to increased expenses for personnel, rents and technology and systems.

The following table sets forth administrative expenses in 2012 and 2013, by type.

	For the Year Ended December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(8,232)	Ps.	(9,261)	12.50%
Other general expenses		(8,492)		(9,369)	10.33
Administrative services		(595)		(447)	(24.87)
Taxes other than income tax		(1,036)		(1,169)	12.84
Surveillance and cash courier services		(566)		(605)	6.89
Advertising and communication		(662)		(705)	6.50
Maintenance, conservation and repair		(656)		(944)	43.90
Rents		(1,261)		(1,456)	15.46
Technology and systems		(1,865)		(2,232)	19.68
Stationery and supplies		(205)		(198)	(3.41)
Insurance premiums		(46)		(41)	(10.87)
Credit cards		(256)		(260)	1.56
Travel costs		(271)		(282)	4.06
Operating costs		(493)		(483)	(2.03)
Other		(580)		(547)	(5.69)
Total administrative expenses	Ps.	(16,724)	Ps.	(18,630)	11.40%

Our personnel expenses increased Ps.1,029 million, or 12.5%, from Ps.8,232 million in 2012 to Ps.9,261 million in 2013, primarily as a result of a 5.9% period-over-period average headcount increase, together with an overall increase of 10.4% in salaries, 6.2% in bonuses, and 23.2% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 5.8%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees for our branch expansion plan.

The increase in personnel expenses resulted from an increase of Ps.880 million, or 12.1%, in retail banking, from Ps.7,284 million in 2012 to Ps.8,164 million in 2013, due to an increase of Ps.79 million, or 4.5%, in bonuses, from Ps.1,760 million in 2012 to Ps.1,839 million for the same period in 2013, together with an increase of Ps.421 million in salaries, from Ps.3,900 million in 2012 to Ps.4,321 million in 2013.  Additionally, bonuses paid in wholesale banking increased by Ps.35 million, or 16.9%.

Other general expenses increased by Ps.877 million, or 10.3%, from Ps.8,492 million in 2012 to Ps.9,369 million in 2013, mainly due to an increase of Ps.367 million, or 19.7%, in expenses related to technology and systems, which include hardware and software maintenance, data and voice telecommunication services and market information and data providers. In addition, expenses related to maintenance, conservation and repair increased by Ps.288 million, or 43.9%, and rental expenses increased by Ps.195 million, or 15.5%, primarily due to the expansion of our branch network, including the opening of 75 new branches during 2013.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.5,935 million, or 66.2%, from Ps.8,970 million in 2012 to Ps.14,905 million in 2013, reflecting an increase in impairment losses of Ps.3,891 million in our commercial, financial and industrial portfolio, of Ps.1,149 million in our credit card loan portfolio and of Ps.1,084 million in our consumer loan portfolio.  The increase in impairment losses was mainly explained by the following effects: (i) growth in outstanding loans of Ps.43,427 million, or 12.2%, in 2013; (ii) our exposure to the home builders sector in Mexico, which accounted for approximately 30% of the increase in impairment losses on loans and receivables (as of December 31, 2013, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.5,140 million, of which the full amount was composed of non-performing loans and has been provisioned for accordingly); (iii) the continuing effect of the loan vintages from the second half of 2011 and 2012 that have higher NPLs relative to other vintages as they were generally approved using looser credit quality standards; and (iv) the impact from the loss of a significant payroll portfolio that resulted in a reduction in payroll accounts and increased the collection risk of previously granted payroll loans, thus requiring increased provisions. See “—Installment loans to individuals” for more details. As of December 31, 2013 this portfolio amounted to Ps.939 million, of which Ps.311 million had become non-performing. The portfolio has been provisioned for accordingly.

We have made credit policy adjustments to bring 2012 vintages back to the impairment levels in 2011.  New accounts in 2010 and 2011 were originated pursuant to a credit policy in effect in 2010, which had been tightened in response to past performance in 2008 and 2009.  Approval rates were reduced from 40% to 15%, which resulted in a lower expected loss.  This credit policy was subsequently loosened in the second half of 2011. In March and November 2012, we made adjustments in order to tighten credit policies for higher risk segments. We also implemented new credit scoring models in 2012 in order to improve our management of new loan vintages. In 2013, as part of an ongoing process, we continued to update our credit scoring models, including the incorporation of behavioral score models from Mexican credit bureaus into our decision models for new originations.

Non-performing loans totaled Ps.7,329 million as of December 31, 2012 and increased to Ps.15,175 million as of December 31, 2013, an increase of Ps.7,846 million, or 107.1%, due to the increase of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.6,413 million, an increase of non-performing loans in our mortgage loan portfolio of Ps.1,118 million and an increase of non-performing loans in our consumer loan portfolio of Ps.315 million. The increases in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to our exposure to the three principal companies in the Mexican home builder sector, which accounted for Ps.5,140 million of the increase in non-performing loans. In addition, the increases in non-performing loans in our mortgage loan portfolios was impacted in part by the acquisition of ING Hipotecaria’s mortgage business (now Santander Vivienda), a Ps.10,760 million portfolio, including non-performing loans of Ps.826 million, which accounted for approximately 11% of the increase in non-performing loans. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, increased from 2.06% as of December 31, 2012 to 3.81% as of December 31, 2013. Our non-performing loans are primarily held in our Global Wholesale Banking segment, which includes the three troubled home builders, and in the Retail Banking segment as they relate to mortgage loans.

Our NPL ratios over the past year have deteriorated mainly due to our exposure to the home builders, the acquisition of ING Hipotecaria’s mortgage business, the impact from the loss of a significant payroll portfolio and the performance of the vintages from the second half of 2011 and the beginning of 2012 that have higher NPLs relative to other vintages and further deteriorated in 2013. The credit policies we applied in cross selling to our customers in the second half of 2011 were less stringent, which resulted in higher delinquencies for those vintages.  In 2012, we tightened our credit policies for higher risk segments by increasing the required minimum income level and stopped cross-selling originations of revolving and non-revolving consumer loans to individuals without credit bureau references. During 2013, as part of an ongoing process, we continued to update our credit scoring models, including the incorporation of behavioral score models from Mexican credit bureaus into our decision models for new originations. In addition, we also stopped new-to-bank originations of non-revolving consumer loans to individuals without credit bureau references.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2012 and 2013.

	As of December 31,
	2012		2013
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	381,660	Ps.	425,701
Non-performing loans		7,329		15,175
Loan charge-offs		8,210		12,530
Allowance for impairment losses		9,387		13,764
Ratios
Non-performing loans to computable credit risk		1.92%		3.56%
Non-performing loans coverage ratio(2)		128.08%		90.70%
Loan charge-off coverage ratio(3)		2.15%		2.94%

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

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing loans by type of loan as of December 31, 2012 and 2013:

	As of December 31,
	2012		2013		2012/2013
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	1,912	Ps.	8,325	335.41%
Mortgage		2,472		3,590	45.23
Installment loans to individuals		2,945		3,260	10.70
Revolving consumer credit card loans		1,492		1,332	(10.72)
Non-revolving consumer loans		1,453		1,928	32.69
Total	Ps.	7,329	Ps.	15,175	107.05%

Commercial, financial and industrial

Our impairment losses on commercial, financial and industrial loans and receivables increased 617.8% to Ps.4,522 million in 2013 from Ps.630 million in 2012, due to the following factors: (i) the impairment losses related to the home builders portfolio and (ii) the deterioration in credit quality of the SMEs due to the substantial growth and maturity of the portfolio. In addition, non-performing loans in commercial, financial and industrial loans, which as of December 31, 2013 represented 54.9% of our total non-performing loans, increased by Ps.6,413 million, or 335.4%, from December 31, 2012 to December 31, 2013, primarily due to our exposure to the home builders, which as of December 31, 2013 accounted for Ps.5,140 million of non-performing loans which have been provisioned for accordingly. Our NPL ratio with respect to commercial, financial and industrial loans deteriorated from 1.06% as of December 31, 2012 to 4.17% as of December 31, 2013.

Mortgage

Our impairment losses on mortgage loans and receivables decreased by 30.6% to Ps.247 million in 2013 compared to Ps.356 million in 2012, mainly due to recoveries from previously charged-off loans, which increased by Ps.166 million. Meanwhile, non-performing assets in mortgage loans, which as of December 31, 2013 represented 23.7% of our total non-performing loans, increased Ps.1,118 million, or 45.2%, from December 31, 2012 to December 31, 2013, mainly due to the acquisition of ING Hipotecaria’s mortgage business, which had a high level of non-performing loans.  Our NPL ratio with respect to mortgage loans deteriorated from 3.42% as of December 31, 2012 to 3.91% as of December 31, 2013.

Installment loans to individuals

Our impairment losses on installment loans and receivables to individuals increased 30.4% to Ps.9,563 million in 2013 from Ps.7,332 million in 2012.  In addition, non-performing loans in installment loans to individuals, which as of December 31, 2013 represented 21.5% of our total non-performing loans, increased Ps.315 million, or 10.7%, from December 31, 2012 to December 31, 2013.  This increase was due to the increase of non-performing loans in our non-revolving consumer loan portfolio of Ps.475 million, partially offset by a decrease in the non-performing loans in our credit card loan portfolio of Ps.160 million. The increase in our non-revolving consumer loan portfolio was due to (i) loans originated in 2011 and the beginning of 2012 with less stringent credit policies and are continuing to impact impairment losses and (ii) the impact from the loss of a significant payroll portfolio that resulted in a reduction in payroll accounts and increased the collection risk of previously granted payroll loans, thus requiring increased provisions. These payroll loans were part of a third party payroll contract relating to 90,000 employees, whereby approximately 32,000 employees had payroll loans amounting to Ps.939 million with Banco Santander Mexico. While providing payroll services under the payroll contract, we had the right to collect loan installment payments directly from an employee’s bank account.  We subsequently lost the payroll contract and our ability to directly collect on the payroll loans. As a result, the employee bank accounts were moved to another banking institution that would provide payroll services under the new payroll contract. As of December 31, 2013, 33.1% or Ps.311 million of the payroll loans to these employees had become non-performing after we were no longer the payroll bank. Because we no longer had the ability to collect and/or deduct installment payments due from the periodic salary deposits to these employees’ accounts, the non-performing loans had to be provisioned for accordingly. In March 2013 we sold-off most of this portfolio. To offset the increase in NPLs, we took certain actions in 2012 including (i) implementing stricter credit policies in the non-revolving consumer loan portfolio and (ii) tightening credit policies for cross-selling in March 2012 and then again in November 2012 for the credit card portfolio. During 2013, as part of an ongoing process, we continued to update our credit scoring models, including the incorporation of behavioral score models from Mexican credit bureaus into our decision models for new originations. In addition, we also stopped new-to-bank originations of non-revolving consumer loans to individuals without credit bureau references.

Our NPL ratio with respect to installment loans to individuals in the revolving credit card loan portfolio improved from 4.04% as of December 31, 2012 to 3.35% as of December 31, 2013, due to the adjustments in credit policies and incorporation of new credit scoring models during the second half of 2012. Our NPL ratio with respect to installment loans to individuals in the non-revolving consumer loans deteriorated from 5.32% as of December 31, 2012 to 6.42% as of December 31, 2013, driven by a segment of loans that were originated to individuals with no credit reference.

As of December 31, 2013, our credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans) increased, while our charge-off coverage ratio for credit card loans (allowance for impairment losses/charge-offs) decreased, in each case compared to the ratios as of December 31, 2012.  The increase in the credit card non-performing loan coverage ratio in 2013 was due to the decrease in non-performing loans in 2013.  This decrease was related to the adjustments in our credit policies and the incorporation of new credit scoring models during the second half of 2012 and on 2013.

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

As of December 31, 2012 and December 31, 2013, the amounts recorded as available lines of credit amounted to Ps.139,152 million and Ps.140,643 million, respectively. Of these amounts, the amounts related to available credit card lines were Ps.73,759 million, or 53.0%, and Ps.67,848 million, or 48.2%, of the total off-balance sheet risk, respectively.

Provisions (net) decreased by Ps.1,431 million, from a gain of Ps.680 million in 2012 to a loss of Ps.751 million in 2013. The off-balance sheet risk exposure related to credit cards has decreased since 2011 while our volume of credit card outstandings increased due to the fact that in 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing a provision for such undrawn credit lines.  During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off-balance sheet risk.  During 2013, we cancelled an additional Ps.7,200 million of undrawn credit card lines that further reduced off-balance sheet risk; however, provisions related to this off-balance sheet risk increased, primarily as a result of (i) an increase in the off-balance sheet risk related to the segment with the highest probablity of using their undrawn credit card lines (generally the segment with the highest percentage of its credit line already used) which is determined based on the historical percentage of an individual’s unused credit line (we classify individuals into three distinct segments based on the percentage of credit line used: (i) less than 40%; (ii) less than or equal to 60%; and (iii) greater than 60%), therefore requiring a higher level of provisioning; and (ii) an increase in the probability of loan loss factor, which is calculated using historical information for  the previous 36 months and was negatively impacted by the deterioration of this portfolio during the previous year. As such, approximately 90% of the increase in provisions was due to these two factors.

The underwriting standards for our undrawn credit card lines are consistent with our credit card underwriting standards.  There is only one set of underwriting criteria for credit cards and it applies at the time lines of credit are established through to the actual extension of credit under the lines.  Accordingly, the probability of default is the same for drawn and undrawn credit lines.  Access to undrawn credit lines is blocked if the borrower is one day past due.  However, if the borrower is past due between one and 89 days and in this time period pays all amounts past due, the borrower returns to being current and is able to access undrawn credit lines again.  We block accounts permanently when the borrower reaches 90 days past due.

During 2013, the NPL ratio for the credit card loan portfolio decreased in comparison to 2012. The decrease in the credit card NPL ratio did not have an impact on the provision for lines of credit due to the fact that the provision for lines of credit is based on the probability of default transition matrix methodology.  The transition matrix method reflects the effect of changes in the NPL ratio but the impact of such changes is generally limited in the period in which the changes occur because the transition matrix methodology reflects average performance over several periods. The classification between performing and non-performing loans has a minimal impact on the severity of the provision model, and is incorporated in the probability of default of this model.

The loss given default, or LGD, for the loan portfolios in our model is 93.87% as of December 31, 2013.  This LGD applies to both undrawn lines of credit associated with performing loans and those associated with non-performing loans.

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

Income Tax

Income tax in 2013 was Ps.2,670 million, a Ps.1,183 million or 30.70% decrease from Ps.3,853 million in 2012. Our effective tax rates in 2012 and 2013 were 18.20% and 17.78%, respectively. Our effective tax rate decreased 42 basis points in 2013 compared to 2012.  The variation in income tax paid is primarily explained by the decrease in income before taxes in 2013 as compared to 2012. The effective tax rate did not change significantly as compared to 2012. Similarly, in the area of permanent tax items, deductions show the most representative variation, which produced a greater benefit for us in 2012 as a result of favorable tax court decisions. We only recognized the remainder of these benefits in 2013, which is why the favorable effect decreased as compared to 2012.

Results of Operations by Segment for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents an overview of certain consolidated income statement data for each of our segments in 2012 and 2013.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2012		2013		2012		2013		2012		2013
	(Millions of pesos)
Net interest income	Ps.	26,533	Ps.	29,767	Ps.	3,723	Ps.	3,471	Ps.	3,626	Ps.	2,609
Income from equity instruments		19		—		101		147		92		98
Fee and commission income (expense) (net)		9,884		10,969		1,882		1,962		(81)		(87)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		612		756		1,000		2,431		(353)		94
Other operating income (expenses) (net)		(1,107)		(1,160)		(484)		(561)		425		430
Total income	Ps.	35,941	Ps.	40,332	Ps.	6,222	Ps.	7,450	Ps.	3,709	Ps.	3,144
Administrative expenses		(15,175)		(16,802)		(1,368)		(1,612)		(181)		(216)
Depreciation and amortization		(1,379)		(1,488)		(156)		(130)		(2)		(2)
Impairment losses on loans and receivables (net)		(8,802)		(12,885)		(163)		(1,992)		(5)		(28)
Impairment losses on other assets (net)				—				—		(34)		(22)
Provisions (net)		1,460		(455)		—		—		(780)		(296)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		1,743		31
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		135		(16)
Operating profit before tax	Ps.	12,045	Ps.	8,702	Ps.	4,535	Ps.	3,716	Ps.	4,585	Ps.	2,595

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

(3)
The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2012 and 2013.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	As of December 31,
	2012		2013		2012		2013		2012		2013
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	41,915	Ps.	42,454	Ps.	6,368	Ps.	6,508	Ps.	114	Ps.	719
Financial assets held for trading		147		—		197,518		176,570		585		337
Other financial assets at fair value through profit or loss		—		—		63,168		86,361		—		—
Available-for-sale financial assets		—		—		—		—		47,518		61,525
Loans and receivables		244,756		291,080		134,394		129,501		23,886		21,076
Hedging derivatives		—		—		—		—		300		300
Non-current assets held for sale		14		13		1		1		561		1,086
Tangible assets		3,460		4,032		583		680		70		55
Intangible assets		1,741		1,714		293		302		1,614		1,735
Tax assets		—		—		—		—		17,784		25,943
Other assets		1,261		931		29		22		4,952		4,873
Total assets	Ps.	293,294	Ps.	340,224	Ps.	402,354	Ps.	399,945	Ps.	97,384	Ps.	117,649
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	141,101	Ps.	136,199	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		10,659		44,107		54,833		23,710		5,700		8,208
Financial liabilities at amortized cost		293,084		331,156		100,815		79,476		64,957		117,552
Hedging derivatives		—		—		—		—		1,637		1,392
Liabilities associated with non-current assets held for sale		—		—		—		—		—		—
Provisions(1)		1,151		1,524		188		218		4,955		3,968
Tax liabilities		—		—		—		—		758		856
Other liabilities		3,207		3,979		524		650		9,851		12,305
Total liabilities	Ps.	308,101	Ps.	380,766	Ps.	297,461	Ps.	240,253	Ps.	87,858	Ps.	144,281
Total equity	Ps.	34,658	Ps.	38,340	Ps.	13,048	Ps.	11,949	Ps.	51,906	Ps.	42,229
Total liabilities and equity	Ps.	342,759	Ps.	419,106	Ps.	310,509	Ps.	252,202	Ps.	139,764	Ps.	186,510

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Operating profit before taxes attributable to the Retail Banking segment in 2013 was Ps.8,702 million, a 27.8% or Ps.3,343 million decrease from Ps.12,045 million in 2012. This decrease was mainly due to:

•
a 46.4% or Ps.4,083 million increase in impairment losses on loans and receivables, reflecting mainly an increase in impairment losses of Ps.2,043 million in our commercial portfolio, Ps.1,149 million in our credit card loan portfolio and Ps.1,048 million in our consumer loan portfolio, partially offset by a decrease of Ps.77 million in our mortgage portfolio. Our NPL ratio for credit card loans improved by 69 basis points, from 4.0% as of December 31, 2012 to 3.3% as of December 31, 2013 and our NPL ratio for our consumer loan portfolio increased by 110 basis points, from 5.3% as of December 31, 2012 to 6.4% as of December 31, 2013.

•
a 10.7% or Ps.1,627 million increase in administrative expenses, from Ps.15,175 million in 2012 to Ps.16,802 million in 2013, mainly due to increases in headcount primarily related to our branch expansion plan, salaries and bonuses. Rents increased Ps.191 million, or 15.3%, as a result of the ongoing expansion of our branch network, including the opening of 75 new branches during 2013.

•
a 131.2% or Ps.1,915 million decrease in net provisions, from a gain of Ps.1,460 million in 2012 to a loss of Ps.455 million in 2013, mainly due to a higher provisioning requirement related to off-balance credit card lines available.

These negative effects were partially offset by:

•
a 12.2% or Ps.3,234 million increase in net interest income, mainly due to an increase of Ps.35,432 million in the average balance of the loan portfolio excluding credit cards resulting from organic growth of the portfolio, despite a 58 basis point decrease in the average interest rate over this portfolio resulting mainly from decreases in the average interest rate over the SMEs, middle-market and non-revolving consumer loan portfolios.

•
an 11.0% or Ps.1,085 million increase in net fee and commission income, from Ps.9,884 million in 2012 to Ps.10,969 million in 2013, due mainly to an increase in fees and commissions from credit and debit cards,  collection and payment services, fees from foreign exchange transactions, insurance products and financial advisory services.

•
a 23.5% or Ps.144 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.612 million in 2012 to a gain of Ps.756 million in 2013, primarily due to the private banking unit’s participation in the placement of shares with its customer base from Grupo Modelo’s initial public offering by Anheuser-Busch.

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

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2013 was Ps.3,716 million, representing a Ps.819 million, or 18.1%, decrease from Ps.4,535 million in 2012.  This decrease was mainly due to:

•
a Ps.1,829 million increase in net impairment losses on financial assets, from Ps.163 million in 2012 to Ps.1,992 million in 2013 mainly due to our exposure to the three major home builders, which are part of the Global Wholesale Banking Segment, amounting to Ps.5,140 million in loans that have become non-performing. These loans have been provisioned for accordingly.

•
a 6.8% or Ps.252 million decrease in net interest income, mainly due to a decrease of Ps.2,336 million in the average balance of loans and advances to customers, together with a 65 basis point decrease in the average interest rate earned. Lower volumes and interest rates resulted from increased competition and the preference of certain companies to issue debt in the public market.

These negative results were partially offset by:

•
a Ps.1,431 million variation in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.1,000 million in 2012 to a gain of Ps.2,431 million in 2013, primarily due to an increase in gains from interest rate and equity derivatives.

•
a 4.3% or Ps.80 million increase in net fee and commission income, from Ps.1,882 million in 2012 to Ps.1,962 million in 2013, due mainly to an increase in commissions from financial advisory and foreign exchange services.

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

Operating profit before taxes attributed to Corporate Activities in 2013 was a gain of Ps.2,595 million, a Ps.1,990 million, or 43.4% decrease from a gain of Ps.4,585 million in 2012. This decrease in operating profit before taxes was mainly due to a Ps.1,712 million decrease in gain/(losses) on disposal of assets not classified as non-current assets held for sale representing the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 branches. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” In addition, net interest income decreased 28.0% or Ps.1,017 million from Ps.3,626 million in 2012 to Ps.2,609 million in 2013, mainly due to a decrease of Ps.7,576 million, or 13.3%, in the average volume of debt instruments resulting from maturities during 2013 that were not replaced. This decrease was partially offset by decreases in the average volume of deposits from the Mexican Central Bank and other credit institutions, and reverse repurchase agreements, by Ps.15,228 million and Ps.15,014 million, respectively.

These negative results were partially offset by (i) a Ps.484 million decrease in net provisions from a loss of Ps.780 million in 2012 to a loss of Ps.296 million in 2013, and (ii) a Ps.447 million increase in net gains/(losses) on financial assets and liabilities and exchange differences from a loss of Ps.353 million in 2012 to a gain of Ps.94 million in 2013. The increase in net gains/(losses) on financial assets and liabilities was mainly due to the combined effect of positive adjustments in the credit value adjustment and the debit value adjustment, which principally resulted from: (i) a lower exposure to various risk factors, such as lower duration and lower credit default swap spreads in 2013 as compared to 2012 and (ii) lower loss given defaults for certain products.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents our consolidated results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

	For the year ended December 31,
	2011		2012		2012		2011/2012
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	46,587	Ps.	55,521	$	U.S.4,243	19.18%
Interest expenses and similar charges		(17,976)		(21,639)		(1,654)	20.38
Net Interest Income	Ps.	28,611	Ps.	33,882	$	U.S.2,589	18.42%
Income from equity instruments		299		212		16	(29.10)
Fee and commission income (net)		9,904		11,685		893	17.98
Gains/(losses) on financial assets and liabilities (net)		271		1,265		97	366.79
Exchange differences (net)		30		(6)		––	(120.00)
Other operating income		623		628		48	0.80
Other operating expenses		(1,590)		(1,794)		(137)	12.83
Total Income	Ps.	38,148	Ps.	45,872	$	U.S.3,506	20.25%
Administrative expenses		(14,918)		(16,724)		(1,278)	12.11
Personnel expenses		(7,297)		(8,232)		(629)	12.81
Other general administrative expenses		(7,621)		(8,492)		(649)	11.43
Depreciation and amortization		(1,457)		(1,537)		(117)	5.49
Impairment losses on financial assets (net)		(5,435)		(8,970)		(686)	65.04
Loans and receivables(2)		(5,435)		(8,970)		(686)	65.04
Impairment losses on other assets (net):		(100)		(34)		(3)	(66.00)
Other intangible assets		(30)		––		––	(100.00)
Non-current assets held for sale		(70)		(34)		(3)	(51.43)
Provisions (net)(3)		1,890		680		52	(64.02)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		13		1,743		133	13,307.69
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		54		135		10	150.00
Operating Profit Before Tax	Ps.	18,195	Ps.	21,165	$	U.S.1,617	16.32%
Income tax		(4,776)		(3,853)		(294)	(19.33)
Profit from Continuing Operations		13,419		17,312		1,323	29.01
Profit from Discontinued Operations (net)(4)		4,352		132		10	(96.97)
Consolidated Profit for the Year	Ps.	17,771	Ps.	17,444	$	U.S.1,333	(1.84%)
Profit attributable to the Parent		17,770		17,443		1,333	(1.84)
Profit attributable to non-controlling interests		1		1		––	––

(1)
Results for the year ended December 31, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.0843  per U.S.$1.00 as calculated on December 31, 2013 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2014 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans (net of legal expenses) previously written off.

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

(4)	Profit from discontinued operations (net) reflects mainly the profit from the sale of Seguros Santander, S.A. in 2011.

Summary

Consolidated profit in 2012 was Ps.17,444 million, a 1.8% or Ps.327 million decrease from Ps.17,771 million in 2011.  These results reflect mainly:

•
an 18.4% increase in net interest income due primarily to a Ps.12,830 million increase in the average volume in our mortgage portfolio and a Ps.18,303 million increase in our commercial loan portfolio in 2012 compared to 2011;

•
an 18.0% increase in net income from fees and commissions to Ps.11,685 million, mainly due to an increase in the sale of insurance products, explained partially by the change in our business model in 2011 to an insurance broker model, in addition to increased net fees and commissions related to financial advisory services and increased net fees and commissions from additional credit and debit cards issued, as well as a higher number of transactions;

•
an increase in gains/(losses) on disposal of assets not classified as non-current assets held for sale of Ps.1,730 million related to the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 properties (branches, offices and parking spaces). See “Item 4. Information on the Company—D. Property, Plants and Equipment”;

•	the profit from discontinued operations (net) in 2011 that originated from the sale of our insurance business, which generated an after-tax profit of Ps.4,352 million in 2011;

•
a Ps.3,535 million, or 63.8%, increase in impairment losses on loans and receivables, net, driven mainly by growth in our loan portfolio together with a shift in our mix towards consumer and credit card products which require a higher level of provisions, as well as by the results of a campaign launched in 2011 with less stringent policies; and

•	a Ps.1,806 million, or 11.4%, increase in administrative expenses, due primarily to increases in bonuses paid and headcount.

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

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  In 2012, interest expense on customer deposits was Ps.12,261 million, representing 56.7% of our total interest expenses and similar charges for that period.  Interest expenses from time deposits, demand accounts and reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.5,441 million, Ps.2,138 million and Ps.4,682 million, respectively, in 2012, representing 25.1%, 9.9% and 21.6% of our total interest expenses and similar charges for the period, respectively.  In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.4,391 million, representing 20.3% of our total interest expense in 2012.  Interest expenses and similar charges increased by Ps.3,663 million, or 20.4%, in 2012 compared to 2011.

Our net interest income in 2012 was Ps.33,882 million, an 18.4% or Ps.5,271 million increase from Ps.28,611 million in 2011. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, and stable spreads.  It was partially offset mainly by an increase in the funding obtained through the outright sale of financial assets acquired under repurchase agreements. The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2011 and 2012.

	For the year ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,449	Ps.	1,444	(0.35%)
Loans and advances to credit institutions		1,615		2,790	72.76
Loans and advances to customers—excluding credit cards		24,284		29,481	21.40
Loans and advances to customers—credit cards		6,961		8,604	23.60
Debt instruments		10,779		11,538	7.04
Income from hedging operations		1,476		1,540	4.34
Other interest income		23		124	439.13
Total	Ps.	46,587	Ps.	55,521	19.18%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(3,911)	Ps.	(4,391)	12.27%
Customer deposits—Demand accounts		(1,608)		(2,138)	32.96
Customer deposits—Time deposits		(4,701)		(5,441)	15.74
Customer deposits—Reverse repurchase agreements		(3,999)		(4,682)	17.08
Subordinated debentures		—		—	—
Marketable debt securities and other financial liabilities		(1,919)		(1,736)	(9.54)
Other liabilities		(1,838)		(3,029)	64.80
Expenses from hedging operations		—		(9)	100.00
Other interest expenses		—		(213)	100.00
Total	Ps.	(17,976)	Ps.	(21,639)	20.38%
Net interest income	Ps.	28,611	Ps.	33,882	18.42%

The following table sets forth the components of our average loans and advances to customers in 2011 and 2012.

	As of December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	193,432	Ps.	211,735	9.46%
Mortgage		52,738		65,568	24.33
Installment loans to individuals		44,728		57,586	28.75
Revolving consumer credit card loans		25,719		32,965	28.17
Non-revolving consumer loans		19,009		24,621	29.52
Total	Ps.	290,898	Ps.	334,889	15.12%

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

Interest income and similar income from interest-earning assets increased by Ps.8,934 million, or 19.2%, from Ps.46,587 million in 2011 to Ps.55,521 million in 2012, due primarily to an increase in interest income on loans and advances to customers excluding credit cards, as well as higher interest income on revolving consumer credit card loans.  The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.36,745 million increase in average volumes in our customer loan portfolio excluding credit cards in 2012 compared to 2011, which was comprised of a Ps.18,303 million increase in average commercial, financial and industrial loans, a Ps.12,830 million increase in the average volume of our mortgage loan portfolio and an increase of Ps.5,612 million in the average volume of our non-revolving consumer loan portfolio.  The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth and in part to our acquisition of the GE Capital residential mortgage business.  In 2012, we launched Hipoteca Inteligente, the first variable interest rate mortgage product in Mexico, with an interest rate cap of 12%, and we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  The increase in our customer loan portfolio excluding credit cards was due to heightened commercial activity related to the launch of successful new products intended to be tailored to the diverse needs of our customers. Additionally, the increase in interest income on revolving consumer credit card loans was driven by the Ps.7,246 million increase in the average volume of revolving consumer credit card loans in 2012 as compared to 2011.

Average interest rates on interest-earning assets increased by 11 basis points, from 8.18% in 2011 to 8.29% in 2012, which was mainly due to a 61 basis point increase in the average interest rate on loans and advances to customers excluding credit cards, from 9.16% in 2011 to 9.76% in 2012. The average interest rate on commercial, financial and industrial loans increased by 50 basis points from 6.81% in 2011 to 7.31% in 2012 and consumer loans (excluding credit cards) from 27.75% in 2011 to 27.86% in 2012. Additionally, these results were driven by a 14 basis point increase in the average interest rate and 65.35% increase in average volume of loans and advances to credit institutions. These increases were partially offset by a 97 basis point decrease in the average interest rate on credit card loans from 27.07% in 2011 to 26.10% in 2012 as a consequence of promotional rates and by a 25 basis point decrease in the average interest rate on debt instruments, from 5.48% in 2011 to 5.23% in 2012.

The increase in the average interest earned on our customer loan portfolio excluding credit cards was mainly due to an increase of Ps.12,830 million in the average volume of our mortgage loan portfolio, from Ps.52,738 million in 2011 to Ps.65,568 million in 2012, and an increase of Ps.10,104 million in the average volume of our SME loan portfolio, from Ps.15,437 million in 2011 to Ps.25,541 million in 2012.  The increase in the average yield on our customer loan portfolio excluding credit cards was mainly due to an 18 basis point increase in the average interest rate earned on our institutions loan portfolio, from 6.51% in 2011 to 6.68% in 2012. The 16 basis point decrease in the interest earned on our mortgage loan portfolio in 2011 was mainly due to the acquisition of the GE Capital residential mortgage business in April 2011, which had a lower-than-average mean interest rate. If the interest rate applicable to the Santander Hipotecario portfolio had been applicable all year instead of only eight months in 2011, our yield on average interest earning assets would have decreased year-over-year by 7 basis points.

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

Interest income earned from debt instruments increased Ps.759 million, from Ps.10,779 million in 2011 to Ps.11,538 million in 2012, or 7.0%, reflecting an increase of Ps.23,856 million in the average balance of the portfolio, from Ps.196,609 million in 2011 to Ps.220,465 million in 2012.  The increase in interest income from debt instruments was mainly due to (i) a Ps.17,521 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.6,335 million increase in average balance of debt instruments administered by our Corporate Activities Segment, from Ps.50,772 million in 2011 to Ps.57,107 million in 2012 and (iii) a 50 basis point increase from 4.77% in 2011 to 5.27% in 2012 in the average interest rate earned from debt instruments administered by our Corporate Activities Segment.  These favorable results were partially offset by a 51 basis point decrease from 5.73% in 2011 to 5.22% in 2012 in the average interest rate over debt instruments administered by our Global Wholesale Banking segment.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment was mainly due to increased repurchase agreements activity in fixed-rate instruments.

The positive effect of the increase in our average balance and yield of interest-earning assets as well as the decrease in the average cost of our interest-bearing liabilities was partially offset by an increase in the average balance of our interest-bearing liabilities in 2012 compared to 2011.  The combined effect of an increase of 11 basis points in the average yield on our interest-earning assets together with a decrease of 15 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 6 basis points.  Net interest income increased by Ps.5,271 million, due mainly to the increase in the average volume of interest-earning assets of Ps.100,195 million with an average interest rate of 8.29%, whereas interest-bearing liabilities increased by Ps.78,775 million with an average cost of 3.66%.  The increase in interest expense over average interest-bearing liabilities of Ps.3,663 million is due to the increase in volume of time deposits by Ps.9,211 million, reverse repurchase agreements by Ps.14,394 million, deposits from the Mexican Central Bank and credit institutions by Ps.10,909 million, demand accounts by Ps.25,367 million and an increase of Ps.20,235 million in other liabilities, partially offset by a decrease in the volume of marketable debt securities and other financial liabilities of Ps.1,341 million.

Average total interest-bearing liabilities in 2012 were Ps.590,861 million, a 22.1% or Ps.106,936 million increase from Ps.483,925 million in 2011. Interest expenses and similar charges increased by Ps.3,663 million, or 20.4%, from Ps.17,976 million in 2011 to Ps.21,639 million in 2012. The principal drivers of this increase were (i) an increase of Ps.1,191 million in other liabilities due primarily to an increase in the average balance of Ps.20,235 million, from Ps.49,852 million in 2011 to Ps.70,087 million in 2012 resulting from an increase in the funding obtained through the outright sale of financial assets acquired under repurchase agreements, (ii) an increase of Ps.740 million in interest expenses over time deposits, from Ps.4,701 million in 2011 to Ps.5,441 million in 2012, due to an increase of Ps.9,211 million in the average balance of time deposits combined with an increase of 29 basis points, from 3.84% in 2011 to 4.13% in 2012, (iii) an increase of Ps.683 million in interest expenses related to reverse repurchase agreements, due primarily to an increase in the average balance of Ps.14,394 million, from Ps.89,781 million in 2011 to Ps.104,175 million in 2012, resulting from an increase in activity by clients seeking more stable products given the volatility in the markets, and (iv) an increase of Ps.530 million in demand accounts due to an increase in the average balance of Ps.25,367 million, from Ps.90,532 million in 2011 to Ps.144,036 million in 2012, together with an increase in the average interest rate of 30 basis points, from 1.78% in 2011 to 1.48% in 2012.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2012 was Ps.11,685 million, a 18.0% or Ps.1,781 million increase from Ps.9,904 million in 2011. The following table presents a breakdown, by product, of our fee and commission income and expenses in 2011 and 2012.

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	590	Ps.	707	19.83%
Credit and debit cards		3,095		3,667	18.48
Insurance		2,312		3,050	31.92
Collection and payment services		1,256		1,434	14.17
Investment funds management		1,558		1,417	(9.05)
Foreign exchange		490		527	7.55
Checks and others		383		356	(7.05)
Capital markets and securities activities		251		360	43.43
Administration and custody		297		343	15.49
Financial advisory services		1,048		1,433	36.74
Other fees and commissions		640		670	4.69
Total	Ps.	11,920	Ps.	13,964	17.15%
Fee and commission expense
Credit and debit cards	Ps.	(1,003)	Ps.	(1,325)	32.10%
Fund management		(74)		(46)	(37.84)
Checks and others		(43)		(37)	(13.95)
Capital markets and securities activities		(159)		(129)	(18.87)
Collections and transactional services		(132)		(127)	(3.79)
Other fees and commissions		(380)		(572)	50.53
Financial advisory services		(225)		(43)	(80.89)
Total	Ps.	(2,016)	Ps.	(2,279)	13.05%
Net fee and commission income	Ps.	9,904	Ps.	11,685	17.98%

Fee and commission income was Ps.13,964 million in 2012, a 17.2% or Ps.2,044 million increase from Ps.11,920 million in 2011, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.738 million, or 31.9%, an increase in fees earned from credit and debit cards of Ps.572 million, or 18.5%, an increase in fees earned from financial advisory services of Ps.385 million, or 36.7%, from Ps.1,048 million in 2011 to Ps.1,433 million in 2012, an increase in fees earned from collection and payment services of Ps.178 million, or 14.2%, from Ps.1,256 million in 2011 to Ps.1,434 million in 2012, due to increased transactional activity, and an increase in service charges on deposits accounts of Ps.117 million, or 19.8%, from Ps.590 million in 2011 to Ps.707 million in 2012. The increase in fee and commission income was partially offset by a decrease in net fees and commissions earned from investment fund management by Ps.141 million, or 9.1%, from Ps.1,558 million in 2011 to Ps.1,417 million in 2012, together with a decrease in fees earned from checks and others by Ps.27 million, or 7.1%, from Ps.383 million in 2011 to Ps.356 million in 2012.

Net fees generated from credit and debit cards increased Ps.250 million, or 12.0%, from Ps.2,092 million in 2011 to Ps.2,342 million in 2012. The increase in net fees in 2012 was due to increased volume of credit and debit cards. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients. During the first half of 2012 we had generated more costs than fees; however, this situation reversed in the second half of 2012. While the total number of credit and debit cards outstanding at period end increased by 1,041,860, or 10.5%, to 10,968,028 as of December 31, 2012 compared to 9,926,168 as of December 31, 2011, the increase in outstanding balances of credit cards as of December 31, 2012 was 30.3%.

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

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(1,150)	Ps.	407	(135.39%)
Debt instruments		182		855	369.78
Interest rate derivatives		(1,332)		(448)	(66.37)
Equity securities		792		366	(53.79)
Equity positions		(1,959)		1,514	(177.28)
Equity derivatives		2,751		(1,148)	(141.73)
Exchange rate products		746		619	(17.02)
Foreign exchange positions		1,098		24	(97.81)
Foreign exchange derivatives		(352)		595	(269.03)
Other(1)		(117)		(127)	8.55
Total	Ps.	271	Ps.	1,265	366.79%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2012 were Ps.1,265 million, an increase of Ps.994 million from a gain of Ps.271 million in 2011, mainly due to the activities of our Global Wholesale Banking segment, where we had a gain of Ps.1,000 million in 2012 compared to a loss of Ps.394 million in 2011.  This increase in gains on financial assets and liabilities (net) was due to the following.

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

Gains on equity securities decreased by Ps.426 million, from a gain of Ps.792 million in 2011 to a gain of Ps.366 million in 2012 resulting from the earnings generated from the sale of Visa and MasterCard shares for the amount of Ps.407 million in 2011 that were classified as available-for-sale investments. The gain from equity derivatives in 2012 decreased by Ps.3,899 million, from a gain of Ps.2,751 million in 2011 to a loss of Ps.1,148 million in 2012. This loss was offset by an increase in gains on equity positions of Ps.3,473 million, from a loss of Ps.1,959 million in 2011 to a gain of Ps.1,514 million in 2012.

The loss of Ps.1,148 million from equity derivatives in 2012 was due to short positions in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures), as well as forward contracts on stock and indexes in the MexDer entered into in previous years.  The investment in equity derivatives is mainly entered into to hedge equity positions.  This loss was offset by a gain in our equity securities position in stocks mainly traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) of Ps.1,514 million. The IPC quote was 37,077.52 at the end of December 2011 and 43,705.83 at the end of December 2012. This represented an increase of 17.9% in that index. None of our transactions in equity derivatives in 2011 or 2012 are related to proprietary trading.

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

Other Operating Income (Net)

Other operating income increased by Ps.5 million, or 0.8%, from Ps.623 million in 2011 to Ps.628 million in 2012.

Other operating expense (net) increased by Ps.199 million, or 20.6%, from an expense of Ps.967 million in 2011 to an expense of Ps.1,166 million in 2012.

Other operating expenses increased Ps.204 million, or 12.8%, from Ps.1,590 million in 2011 to Ps.1,794 million in 2012, mainly due to the increase of Ps.115 million in the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions, from Ps.1,229 million to Ps.1,344 million, due to the increase in our deposits.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives.  Our other general expenses mainly consist of expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,806 million, or 12.1%, from Ps.14,918 million in 2011 to Ps.16,724 million in 2012, primarily due to increased expenses for personnel, rents and technology and systems.

The following table sets forth administrative expenses in 2011 and 2012, by type.

	For the Year Ended December 31,
	2011		2012		2011/2012
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(7,297)	Ps.	(8,232)	12.81%
Other general expenses		(7,621)		(8,492)	11.43
Administrative services		(703)		(595)	(15.36)
Taxes other than income tax		(928)		(1,036)	11.64
Surveillance and cash courier services		(553)		(566)	2.35
Advertising and communication		(827)		(662)	(19.95)
Maintenance, conservation and repair		(445)		(656)	47.42
Rents		(980)		(1,261)	28.67
Technology and systems		(1,650)		(1,865)	13.03
Stationery and supplies		(179)		(205)	14.53
Insurance premiums		(40)		(46)	15.00
Credit cards		(243)		(256)	5.35
Travel costs		(221)		(271)	22.62
Operating costs		(477)		(493)	3.35
Other		(375)		(580)	54.67
Total administrative expenses	Ps.	(14,918)	Ps.	(16,724)	12.11%

Our personnel expenses increased Ps.935 million, or 12.8%, from Ps.7,297 million in 2011 to Ps.8,232 million in 2012, primarily as a result of a 6.2% period-over-period average headcount increase, together with an overall increase of 10.0% in salaries and 30.1% in bonuses, and an increase of 4.8% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 6.3%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees for our branch expansion plan.

The increase in personnel expenses resulted from an increase of Ps.938 million, or 14.8%, in retail banking, from Ps.6,346 million in 2011 to Ps.7,284 million in 2012, due to an increase of Ps.477 million, or 37.2%, in bonuses, from Ps.1,283 million in 2011 to Ps.1,760 million for the same period in 2012, together with an increase of Ps.387 million in salaries, from Ps.3,513 million in 2011 to Ps.3,900 million in 2012. These increases were partially offset by a 3.2% decrease in bonuses paid in wholesale banking due to a reduction in personnel.

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

	As of December 31,
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

As of January 1, 2010 and as of December 31, 2010 and 2011, the amounts recorded as available lines of credit were Ps.93,402 million, or 77.0%, Ps.121,293 million, or 81.8% and Ps.96,009 million pesos, or 72.2%, of the total off-balance sheet risk, respectively. Of these amounts, the amounts related to undrawn credit card lines were Ps.71,323 million as of January 1, 2010 and Ps.88,817 million and Ps.58,787 million as of December 31, 2010 and 2011, respectively. As of December 31, 2011 and December 31, 2012, the amounts recorded as available lines of credit were Ps.96,009 million, or 72.2% and Ps.83,193 million, or 59.8%, of the total off-balance sheet risk, respectively.  Of these amounts, the amounts related to undrawn credit card lines were Ps.58,787 million as of December 31, 2011 and Ps.27,829 million as of December 31, 2012, respectively.

Provision (net) decreased by Ps.1,210 million, from a gain of Ps.1,890 million in 2011 to a gain of Ps.680 million in 2012. The off-balance sheet risk exposure has decreased since 2011 while our volume of credit card outstandings increased due to the fact that in 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing a provision for such undrawn credit lines.  During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off-balance sheet risk.  As such, approximately 36% of the decrease in provisions was due to the cancelation of inactive accounts during 2012, while the remaining decrease is explained by the reduction in the probability of default due to the improvement of portfolio quality and the modifications in the segmentation of the pools in accordance with the risk-based criteria. We closed the credit card lines for those customers who had not used the credit card at all for the past 12 months and for high-risk customers according to our credit scoring models.

The underwriting standards for our undrawn credit card lines are consistent with our credit card underwriting standards.  There is only one set of underwriting criteria for credit cards and it applies at the time lines of credit are established through to the actual extension of credit under the lines.  Accordingly, the probability of default is the same for drawn and undrawn credit lines.  Access to undrawn credit lines is blocked if the borrower is one day past due.  However, if the borrower is past due between one and 89 days and in this time period pays all amounts past due, the borrower returns to being current and is able to access undrawn credit lines again.  We block accounts permanently when the borrower reaches 90 days past due.

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

The loss given default, or LGD, for the loan portfolios in our model is 93.34% as of December 31, 2012.  This LGD applies to both undrawn lines of credit associated with performing loans and those associated with non-performing loans.

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

Income Tax

Income tax in 2012 was Ps.3,853 million, a Ps.923 million or 19.33% decrease from Ps.4,776 million in 2011. Our effective tax rates in 2011 and 2012 were 26.25% and 18.20%, respectively. Our effective tax rate decreased 805 basis points in 2012 compared to 2011. This impact is partially explained by a higher level of inflation in 2012 compared with 2011, causing a larger tax deduction in the inflation adjustment from having more financial assets than financial liabilities.  In addition, we amended our 2009, 2010 and 2011 tax returns to recognize additional deductions arising mainly from inflationary benefits that we have concluded are permissible based on the results of favorable decisions issued by the tax courts in 2012 and the resolution of certain matters in connection with the closure of tax audits carried out on our 2007 and 2008 federal tax filings, which also occurred during 2012.

Results of Operations by Segment for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents an overview of certain consolidated income statement data for each of our segments in 2011 and 2012.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Net interest income	Ps.	21,107	Ps.	26,533	Ps.	3,690	Ps.	3,723	Ps.	3,814	Ps.	3,626
Income from equity instruments		—		19		193		101		106		92
Fee and commission income (expense) (net)		8,634		9,884		1,465		1,882		(195)		(81)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		935		612		(394)		1,000		(240)		(353)
Other operating income (expenses) (net)		(839)		(1,107)		(369)		(484)		241		425
Total income	Ps.	29,837	Ps.	35,941	Ps.	4,585	Ps.	6,222	Ps.	3,726	Ps.	3,709
Administrative expenses		(13,271)		(15,175)		(1,412)		(1,368)		(235)		(181)
Depreciation and amortization		(1,295)		(1,379)		(158)		(156)		(4)		(2)
Impairment losses on loans and receivables (net)		(5,326)		(8,802)		(65)		(163)		(44)		(5)
Impairment losses on other assets (net)										(100)		(34)
Provisions (net)		2,434		1,460		(1)		—		(543)		(780)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		13		1,743
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		54		135
Operating profit before tax	Ps.	12,379	Ps.	12,045	Ps.	2,949	Ps.	4,535	Ps.	2,867	Ps.	4,585

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

(3)
The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2011 and 2012.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	As of December 31,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	35,992	Ps.	41,915	Ps.	7,581	Ps.	6,368	Ps.	570	Ps.	114
Financial assets held for trading		181		147		241,144		197,518		1,138		585
Other financial assets at fair value through profit or loss		—		—		21,589		63,168		—		—
Available-for-sale financial assets		—		—		—		—		61,582		47,518
Loans and receivables		198,352		244,756		139,626		134,394		8,209		23,886
Hedging derivatives		—		—		—		—		897		300
Non-current assets held for sale		43		14		2		1		419		561
Tangible assets		4,738		3,460		799		583		70		70
Intangible assets		2,926		1,741		493		293		43		1,614
Tax assets		—		—		—		—		13,454		17,784
Other assets		830		1,261		20		29		3,576		4,952
Total assets	Ps.	243,062	Ps.	293,294	Ps.	411,254	Ps.	402,354	Ps.	89,958	Ps.	97,384
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	125,291	Ps.	141,101	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		—		10,659		118,269		54,833		—		5,700
Financial liabilities at amortized cost		259,012		293,084		50,590		100,815		81,966		64,957
Hedging derivatives		—		—		2,501		—		—		1,637
Liabilities associated with non-current assets held for sale		—		—		—		—		—		—
Provisions(1)		1,453		1,151		237		188		5,379		4,955
Tax liabilities		—		—		—		—		866		758
Other liabilities		1,858		3,207		303		524		5,705		9,851
Total liabilities	Ps.	262,323	Ps.	308,101	Ps.	297,191	Ps.	297,461	Ps.	93,916	Ps.	87,858
Total equity	Ps.	22,222	Ps.	34,658	Ps.	10,642	Ps.	13,048	Ps.	57,980	Ps.	51,906
Total liabilities and equity	Ps.	284,545	Ps.	342,759	Ps.	307,833	Ps.	310,509	Ps.	151,896	Ps.	139,764

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Operating profit before taxes attributable to the Retail Banking segment in 2012 was Ps.12,045 million, a 2.7% or Ps.334 million decrease from Ps.12,379 million in 2011. This decrease was mainly due to:

•
a 65.3% or Ps.3,476 million increase in impairment losses on loans and receivables, reflecting mainly an increase in impairment losses of Ps.2,152 million in our credit card loan portfolio and Ps.1,436 million in our consumer loan portfolio, offset by a decrease of Ps.273 million in our commercial loan portfolio. Our NPL ratio for credit card loans increased by 93 basis points, from 3.1% as of December 31, 2011 to 4.0% as of December 31, 2012 and our NPL ratio for our consumer loan portfolio increased by 251 basis points, from 2.8% as of December 31, 2011 to 5.3% as of December 31, 2012. Our NPL ratio for our commercial loan portfolio decreased by 44 basis points, from 1.5% as of December 31, 2011 to 1.1% as of December 31, 2012.

•
a 14.3% or Ps.1,904 million increase in administrative expenses, from Ps.13,271 million in 2011 to Ps.15,175 million in 2012, mainly due to increases in headcount primarily related to our branch expansion plan, salaries and bonuses. Rents increased Ps.306 million, or 32.6%, as a consequence of our leaseback agreement with Fibra Uno.

•
a 34.5% or Ps.323 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.935 million in 2011 to a gain of Ps.612 million in 2012, primarily due to one-time gains generated in 2011 from the sale of our Visa and MasterCard equity securities, which were classified as available-for-sale securities.

•	a 31.9% or Ps.268 million increase in other operating expense, from Ps.839 million in 2011 to Ps.1,107 million in 2012.

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

•
a 14.5% or Ps.1,250 million increase in net fee and commission income, from Ps.8,634 million in 2011 to Ps.9,884 million in 2012, due mainly to an increase in fees and commissions earned from the sale of insurance products and financial advisory services.

•
a Ps.974 million decrease in net provisions, from a gain of Ps.2,434 million in 2011 to a gain of Ps.1,460 million in 2012, primarily due to the release of provisions created in previous years relating to undrawn credit lines that were above the required amount of provisions. The amount of undrawn credit lines cancelled was lower in 2012 than in 2011.  Approximately 36% of the decrease in provisions in 2012 was due to the cancelation of inactive accounts during 2012, while the remaining decrease is explained by the reduction in the probability of default due to the improvement of portfolio quality and the modifications in the segmentation of the pools in accordance with the risk-based criteria.

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

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2012 was Ps.4,535 million, representing a Ps.1,586 million, or 53.8% increase from Ps.2,949 million in 2011.  This increase was mainly due to:

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

•
a 0.9% or Ps.33 million increase in net interest income, mainly due to an increase of Ps.16,993 million in the average balance of the loan and advances to credit institutions, together with a 93 basis point increase in the average interest rate over this portfolio mainly due to higher interest rates charged for medium- and long-term loans.

These results were partially offset by a 31.2% or Ps.115 million increase in other operating expense, from Ps.369 million in 2011 to Ps.484 million in 2012.

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

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short- and medium- term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

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

Operating profit before taxes attributed to Corporate Activities in 2012 was a gain of Ps.4,585 million, a Ps.1,718 million, or 59.9% increase from a gain of Ps.2,867 million in 2011. This increase in operating profit before taxes was mainly due to a Ps.1,730 million increase in gain/(losses) on disposal of assets not classified as non-current assets held for sale representing the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 branches. See “Item 4. Information on the Company—D. Property, Plants and Equipment.”

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

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 74.4% of our total deposits, 86.1% of our customer deposits and 98.4% of our demand and time deposits as of December 31, 2013.  We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

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

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Capitalization.”  The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 8%.  As of December 31, 2013, Banco Santander Mexico’s Capital Ratio was 15.91%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2011, 2012 and 2013, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2011		2012		2013
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Tier 1	Ps.	71,674,469	Ps.	74,618,425	Ps.	69,409,388
Tier 2		1,469,060		1,578,396		17,122,049
Total capital		73,143,529		76,196,821		86,531,437
Risk-Weighted Assets:
Credit risk		267,333,905		320,267,749		347,027,234
Market risk		179,705,594		145,714,720		138,747,454
Operational risk		46,365,635		49,600,221		57,950,529
Total risk-weighted assets		493,405,134		515,582,690		543,725,217
Required Regulatory Capital:
Credit risk		21,386,712		25,621,420		27,762,179
Market risk		14,376,447		11,657,178		11,099,796
Operational risk		3,709,251		3,968,018		4,636,042
Total risk-weighted assets	Ps.	39,472,410	Ps.	41,246,616	Ps.	43,498,017
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets		14.53%		14.47%		12.77%
Tier 2 capital to risk-weighted assets		0.30%		0.31%		3.15%
Total capital to risk-weighted assets(1)(2)		14.82%		14.78%		15.91%

(1)
Banco Santander Mexico’s Capital Ratio as of December 31, 2012, decreased by 4  basis points, from 14.82% as of December 31, 2011, to 14.78%  as of December 31, 2012, mainly due to a 19.8% (Ps.4,235 million) increase in required regulatory capital associated with credit risk and a 7.0%  (Ps.259 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 4.2% (Ps.3,053 million) in total capital and a decrease of 18.9% (Ps.2,719 million) in required regulatory capital associated with market risk.

(2)
Banco Santander Mexico’s Capital Ratio as of December 31, 2013, increased by 113 basis points, from 14.78% as of December 31, 2012, to 15.91% as of December 31, 2013, mainly due to a 8.4% (Ps.2,141 million) increase in required regulatory capital associated with credit risk and a 16.8% (Ps.668 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 13.6% (Ps.10,335 million) in total capital and a decrease of 4.8% (Ps.557 million) in required regulatory capital associated with market risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019.  Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard.  On November 28, 2012, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that impacted regulatory capital requirements.  The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of common equity Tier 1 Capital, or CET1, and 6% of Tier 1 capital of risk-weighted assets, or RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in an 8% minimum total capital (or 10.5% minimum total capital plus a conservation buffer). The implementation of the Basel III measures on capital management had no significant impact on the Bank’s capital index due to its strong capital structure. According to our estimates, we believe Banco Santander Mexico and its subsidiaries will be above the 10.5% threshold that the Basel III international rules require. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Corrective Measures.”

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

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Loan Losses—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Risk—Liquidity Risk.”

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

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2011		2012		2013
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	109,955	Ps.	115,619	Ps.	145,587
Non-interest-bearing deposits		68,055		95,242		112,367
Subtotal	Ps.	178,010	Ps.	210,861	Ps.	257,954
Time deposits:
Notes with interest payable at maturity	Ps.	106,548	Ps.	119,875	Ps.	115,711
Fixed-term deposits		17,730		6,261		146
Foreign currency time deposits		4,417		5,340		4,046
Subtotal	Ps.	128,695	Ps.	131,476	Ps.	119,903
Reverse repurchase agreements		72,562		51,589		57,506
Accrued interest(1)		259		213		182
Other deposits		9,122		11,958		11,579
Total customer deposits	Ps.	388,648	Ps.	406,097	Ps.	447,124
Deposits from the Mexican Central Bank and credit institutions(2)		75,193		42,937		70,216
Total deposits(3)	Ps.	463,841	Ps.	449,034	Ps.	517,340

(1)	Mainly from time deposits.

(2)
Includes Ps.45,707 million, Ps.19,603 million and Ps.18,519 million of reverse repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2011, 2012 and 2013, respectively.

(3)
As of December 31, 2011, we had deposits of Ps.388,648 million from customers, Ps.75,193 million from credit institutions and did not have deposits from the Mexican Central Bank.  As of December 31, 2012, we had deposits of Ps.406,097 million from customers and Ps.42,937 million from credit institutions.  As of December 31, 2013, we had deposits of Ps.447,124 million from customers, Ps.46,963 million from credit institutions and Ps.23,253 million from the Mexican Central Bank. As of December 31, 2011 and 2012, we had not received deposits from the Mexican Central Bank.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding.  Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 18.0%, from Ps.95,242 million at December 31, 2012, to Ps.112,367 million at December 31, 2012, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

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

The increase in deposits from the Mexican Central Bank and credit institutions from 2012 to 2013 was due to higher funding requirements.

The following tables show our short-term borrowings that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.  Short-term borrowings at year-end from 2012 to 2013 remain stable.  See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2011			2012			2013
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	118,269	4.23%	Ps.	71,193	4.06%	Ps.	76,024	2.74%
Average during year		141,669	4.27		147,332	4.10		116,505	3.38
Maximum month-end balance		177,086	4.36		206,995	4.32		155,413	3.94
Short positions:
At December 31(1)	Ps.	20,432	4.25%	Ps.	55,794	4.20%	Ps.	51,964	3.47%
Average during year		23,008	4.26		51,444	4.17		55,075	3.64
Maximum month-end balance		56,423	4.54		97,424	4.39		113,751	4.31
Total short-term borrowings at year end	Ps.	138,701	4.24%	Ps.	126,987	4.13%	Ps.	127,988	3.11%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this annual report on Form 20-F.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities.  As of December 31, 2013, the balance of our debt securities outstanding totaled Ps.69,942 million.  See “—Debt Securities Outstanding.”

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2014 capital expenditures.  For 2014, we have a capital expenditures budget of Ps.2,613 million (U.S.$199.7 million), 49.5% of which (Ps.1,295 million) will be spent on information technology and the rest on furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.1,318 million). In 2013, our capital expenditures were Ps.2,239 million (U.S.$171.1 million), 52.7% of which (Ps.1,180 million) was for information technology and the remainder was for furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.1,059 million).

As of December 31, 2013, total interest-bearing liabilities denominated in dollars amounted to Ps.47,460 million, or U.S.$3,627 million, representing 9.2%  of our total deposits and 10.6% of our customer deposits.  The sources of such funding as of December 31, 2011, 2012 and 2013 were as follows:

	IFRS
	As of December 31,
	2011		2012		2013		2013
	(Millions of pesos)						(Millions of U.S.$)(1)
Demand deposits	Ps.	15,831	Ps.	17,407	Ps.	21,767	U.S.$	1,664
Time deposits		12,423		13,418		5,344		408
Bank and other loans		4,642		13,500		20,349		1,555
Total	Ps.	32,896	Ps.	44,325	Ps.	47,460	U.S.$	3,627

(1)
Translated at the rate of Ps.13.0843 per U.S.$1.00, the exchange rate for U.S. dollars published by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2014, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital.  As of December 31, 2013, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$41,026 million (Ps.536,796 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$41,104 million (Ps.537,817 million).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2013, we are also in compliance with the limits established for us by the Mexican Central Bank for maturity-adjusted net foreign currency-denominated liabilities, which was U.S.$11,312 million (Ps.148,010 million).  As of such date, our maturity-adjusted net foreign currency-denominated liabilities were U.S.$4,195 million (Ps.54,889 million).  For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2011, 2012 and 2013, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2011				2012				2013
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	90,532	13.58%	1.78%	Ps.	144,060	18.50%	1.48%	Ps.	174,993	22.39%	1.64%
Time deposits		122,491	18.37%	3.84%		131,702	16.91%	4.13%		136,692	17.49%	3.66%
Deposits from the Mexican Central Bank and credit institutions		96,756	14.51%	4.04%		107,665	13.83%	4.08%		77,035	9.85%	3.44%
Reverse repurchase agreements		89,781	13.47%	4.45%		104,175	13.38%	4.49%		89,003	11.39%	3.81%
Marketable debt securities and other financial liabilities		34,513	5.18%	5.56%		33,172	4.26%	5.23%		41,686	5.33%	4.78%
Other liabilities(1)		49,852	7.47%	3.69%		70,087	8.99%	4.32%		78,847	10.09%	3.91%
Subordinated liabilities		—	—	—		—	—	—		228	0.02%	4.82%
Subtotal interest-bearing liabilities		483,925	72.58%	3.71%		590,861	75.87%	3.66%		598,484	76.56%	3.26%
Non-interest-bearing liabilities		102,073	15.31%			92,299	11.85%			82,409	10.54%
Total equity		80,742	12.11%			95,601	12.28%			100,829	12.90%
Subtotal non-interest-bearing liabilities and equity		182,815	27.42%			187,900	24.13%			183,238	23.44%
Total liabilities and equity	Ps.	666,740	100.00%		Ps.	778,761	100.00%		Ps.	781,722	100.00%

(1)
This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity increased from 16.91% as of December 31, 2012, to 17.49% as of December 31, 2013, while the ratio of average demand accounts to average total liabilities and equity increased from 18.50% to 22.39%  over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 11.85% as of December 31, 2012 to 10.54% as of December 31, 2013.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2011, 2012 and 2013.

	IFRS
	As of December 31,
	2011		2012		2013
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	109,955	Ps.	115,619	Ps.	145,587
Non-interest-bearing deposits		68,055		95,242		112,367
Subtotal	Ps.	178,010	Ps.	210,861	Ps.	257,954
Time deposits
Notes with interest payable at maturity	Ps.	106,548	Ps.	119,875	Ps.	115,808
Fixed-term deposits(1)		17,730		7,761		146
Foreign currency time deposits(2)		12,423		13,418		16,905
Subtotal	Ps.	136,701	Ps.	141,054	Ps.	132,859
Total	Ps.	314,711	Ps.	351,915	Ps.	390,813

(1)
As of December 31, 2011, we had not received fixed-term deposits from the Mexican Central Bank or other credit institutions.  As of December 31, 2012, we received Ps.1,500 million of fixed-term deposits from credit institutions, and had not received fixed-term deposits from the Mexican Central Bank.  As of December 31, 2013, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)
As of December 31, 2011, includes Ps.8,006 million of foreign currency time deposits from other credit institutions.  As of December 31, 2012, includes Ps.8,078 million of foreign currency time deposits from other credit institutions.  As of December 31, 2013, includes Ps.12,859 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2013.

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured)(2)	4	Jan/03/2014	3.44%
Certificates of deposit (unsecured)(2)	2	Jan/03/2014	3.44%
Certificates of deposit (unsecured)(2)	1	Jan /10/2014	3.49%
Certificates of deposit (unsecured)(2)	131	Jan /10/2014	0.65%
Certificates of deposit (unsecured)(2)	392	Jan /10/2014	0.70%
Certificates of deposit (unsecured)(2)	915	Jan /13/2014	0.70%
Certificates of deposit (unsecured)(2)	39	Jan /13/2014	0.50%
Certificates of deposit (unsecured)(2)	22	Jan /13/2014	0.50%
Certificates of deposit (unsecured)(2)	18	Jan /14/2014	3.44%
Certificates of deposit (unsecured)(2)	11	Jan /15/2014	3.44%
Certificates of deposit (unsecured)(2)	2	Jan /15/2014	3.44%
Certificates of deposit (unsecured)(2)	2	Jan /16/2014	3.44%
Certificates of deposit (unsecured)(2)	1,710	Jan /22/2014	3.84%
Certificates of deposit (unsecured)(2)	1,000	Jan /23/2014	3.84%
Certificates of deposit (unsecured)(2)	16	Jan /31/2014	3.44%
Certificates of deposit (unsecured)(2)	95	Feb/01/2014	3.28%
Certificates of deposit (unsecured)(2)	17	Feb /05/2014	3.44%
Certificates of deposit (unsecured)(2)	5	Feb /21/2014	3.49%
Certificates of deposit (unsecured)(2)	1	Feb /24/2014	0.45%
Certificates of deposit (unsecured)(2)	100	Feb /27/2014	3.81%
Certificates of deposit (unsecured)(2)	700	Mar/06/2014	3.79%
Certificates of deposit (unsecured)(2)	1,500	Apr/16/2014	3.75%
Certificates of deposit (unsecured)(2)	4	Apr/16/2014	0.45%
Certificates of deposit (unsecured)(2)	3	Jun/02/2014	0.50%
Certificates of deposit (unsecured)(2)	3	Jun/02/2014	0.50%
Certificates of deposit (unsecured)(2)	10	Jun/13/2014	3.44%
Certificates of deposit (unsecured)(2)	6	Jun/27/2014	0.60%
Certificates of deposit (unsecured)(2)	50	Jul/17/2014	3.44%
Certificates of deposit (unsecured)(2)	1	Oct/03/2014	3.44%
Certificates of deposit (unsecured)(2)	9	Nov/06/2014	3.44%

Structured bank bonds (3)	13	Jan/02/2014	5.50%
Structured bank bonds (3)	150	Jan /10/2014	9.30%
Structured bank bonds (3)	20	Jan /10/2014	6.00%
Structured bank bonds (3)	11	Jan /13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	28	Jan /14/2014	TIIE
Structured bank bonds (3)	10	Jan /17/2014	10.00%
Structured bank bonds (3)	20	Jan /24/2014	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	13	Jan /28/2014	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	7	Feb/13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	13	Feb/27/2014	2.50%
Structured bank bonds (3)	200	May/05/2014	TIIE
Structured bank bonds (3)	93	May/29/2014	TIIE
Structured bank bonds (3)	11	Jun/11/2014	TIIE
Structured bank bonds (3)	11	Aug/28/2014	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	15	Nov/28/2014	TIIE
Structured bank bonds (3)	5	Aug/04/2015	TIIE
Structured bank bonds (3)	8	Aug/18/2015	TIIE
Structured bank bonds (3)	131	Aug/26/2015	TIIE
Structured bank bonds (3)	20	Oct/15/2015	Guaranteed rate subject to IBEX 35
Promissory notes (2)	300	Jan/02/2014	3.60%
Promissory notes (2)	17,531	Jan /02/2014	3.55%
Promissory notes (2)	58	Jan /06/2014	3.45%
Promissory notes (2)	50	Jan /10/2014	3.50%
Promissory notes (2)	1,061	Jan /31/2014	4.15%
Promissory notes (2)	812	Feb/28/2014	4.15%
Unsecured bonds (4)	5,000	Jan /27/2014	TIIE + 20 bps
Unsecured bonds (4)	730	Jan /27/2014	TIIE + 20 bps
Unsecured bonds (4)	2,800	Sep/21/2016	TIIE + 50 bps
Unsecured bonds (4)	1,300	Sep/21/2016	TIIE + 50 bps
Unsecured bonds (4)	978	Nov/23/2017	9.05%
Unsecured bonds (4)	1,700	Mar/09/2021	8.91%
Mortgage-backed bonds(5)	270	May/25/2032	5.00%
Mortgage-backed bonds(5)	16	May/25/2032	6.40%
Senior notes	12,825	Nov/09/2022	4.125%
Tier II Subordinated Capital Notes	16,880	Jan/30/2024	5.95%
	69,859
Transactions costs and accrued interest	83
Total debt securities outstanding	69,942

(1)	Equals funding amounts taking into consideration redemptions. See note 21 to our audited financial statements.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados.

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

The 2022 Notes

In November 2012, our subsidiary, Banco Santander Mexico, issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes.  The 2022 notes were issued at an issue price of 98.18%.  The 2022 notes mature on November 9, 2022, and bear interest at a rate per annum equal to 4.125%.  Interest is paid semi-annually in arrears on May 9 and November 9 of each year.  The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

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

The 2024 Notes

In December, 2013, our subsidiary, Banco Santander Mexico, issued Basel III compliant Tier 2 Subordinated Capital Notes in an aggregate principal amount of U.S.$1.3 billion under an indenture dated December 19, 2013, which we refer to as the 2024 notes. Our parent, Banco Santander Spain, purchased 75% or U.S.$975 million of the aggregate principal amount of the 2024 notes. The 2024 notes were issued at an issue price of 99.235%.  The 2024 notes mature on January 30, 2024, and bear interest at a rate per annum equal to 5.95%.  Interest is paid semi-annually in arrears on January 30 and July 30 of each year.  The net proceeds from this issuance were used for general corporate purposes, including to enhance our capital in connection with the December 2013 cash dividend payment. See Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy. After consummation of the 2024 notes offering and the payment of the December 2013 cash dividend the Bank maintains a Tier 1 capital ratio of 12.8 and a Tier 2 capital ratio of 3.2.

The 2024 notes are redeemable at the option of Banco Santander Mexico on January 30, 2019, only, or at any time if there are certain specified changes in (i) the Mexican laws affecting the withholding tax applicable to payments of interest under the 2024 notes, (ii) the Mexican laws that would change the capital treatment of the 2024 notes or (iii) the applicable tax laws that result in interest on the 2024 notes not being deductible by Banco Santander Mexico.

Principal and interest on the 2024 notes will be deferred and will not be paid under certain circumstances. The indenture governing the 2024 notes provides the Bank with the ability to automatically write-down the current principal amount of the notes upon the occurrence of a trigger event and such write-down will not constitute an event of default.

The 2024 notes are not secured or guaranteed, or otherwise eligible for reimbursement, by the IPAB or any other Mexican governmental agency, or any of the Bank’s subsidiaries or affiliates, including us, or any other entity that is part of us, and the 2024 notes are not convertible, by their terms, into any debt securities, shares or equity capital of any of the Bank’s subsidiaries or affiliates. The 2024 notes constitute subordinated indebtedness and (i) are subordinate and junior in right of payment and in liquidation to all of Banco Santander Mexico’s present and future senior indebtedness, (ii) rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) are senior to subordinated non-preferred indebtedness and all classes of the Bank’s equity or capital stock.
The indenture governing the 2024 notes imposes certain restrictions on Banco Santander Mexico’s ability to consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person. However, the indenture does not limit Banco Santander Mexico’s ability to incur senior, secured or other additional indebtedness (including additional 2024 notes), Banco Santander Mexico’s ability to grant liens on its assets and properties, its payment of dividends or require Banco Santander Mexico to create or maintain any reserves.

The indenture governing the 2024 notes also provides for events of default, which would permit or require, as applicable, the principal and interest on all then outstanding 2024 notes to be due and payable immediately.

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

•	the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;

•	changes in the credit quality of our loan portfolio as a result of inorganic or organic growth;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	increased competition that may lead to tightening of our margins;

•	inflationary pressures that may lead to increases in interest rates and decreases in growth;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and

•	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy or delays in recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  Although economic conditions in the U.S. strengthened in the second half of 2013, the uncertainty regarding U.S. monetary policy and its effects on gross domestic product, unemployment, credit demand, exchange rates and interest rates in Mexico are reasonably likely to have a material adverse effect on our financial condition and results of operations.

E.	Off-Balance Sheet Arrangements

In the ordinary course of our business we are a party to off-balance sheet activities to manage credit, market and operational risk, which are not reflected in our audited financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit.  We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in note 31 of our audited financial statements included elsewhere in this annual report on Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  These loan commitments totaled Ps.132,983 million, Ps.139,152 million and Ps.140,643 million as of December 31, 2011, 2012 and 2013, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011		2012		2013
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	132,983	Ps.	139,152	Ps.	140,643
Assets in trust or mandate:
Trusts		145,755		125,954		133,101
Mandates(1)		1,556		1,580		274
Assets in custody or under administration(2)		2,935,454		3,561,696		3,543,470
Subtotal	Ps.	3,215,748	Ps.	3,828,382	Ps.	3,817,488
Collateral received	Ps.	39,015	Ps.	71,296	Ps.	99,277
Collateral received and sold or pledged as guarantee(3)		18,120		53,788		50,891
Investment banking transaction on behalf of third parties (net)(4)		254,493		393,983		565,081
Subtotal		311,628		519,067		715,249
Total	Ps.	3,527,376	Ps.	4,347,449	Ps.	4,532,737

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)
Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party.  This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.	Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2013.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	257,954	Ps.	—	Ps.	—	Ps.	—	Ps.	257,954
Time deposits		132,771		27		27		34		132,859
Bank and other loans(1)		27,885		2,276		5,080		15,261		50,502
Marketable debt securities(1)		33,093		4,256		978		14,791		53,118
Subordinated liabilities		—		—		—		16,824		16,824
Reverse repurchase agreements		76,025		—		—		—		76,025
Short positions		64,426		—		—		—		64,426
Operating lease obligations		372		1,208		1,827		5,203		8,610
Sundry creditors and other payables		38,636		732		19		184		39,571
Contractual interest payments(2)		12,108		5,471		4,891		15,099		37,568
Total	Ps.	643,270	Ps.	13,970	Ps.	12,822	Ps.	67,396	Ps.	737,457

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2013.

(2)
Calculated for Demand deposits, Time deposits, Bank and other loans, Marketable debt securities and Subordinated liabilities assuming a constant interest rate as of December 31, 2013 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors is currently comprised of twelve directors and seven alternate directors.  The directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be re-elected.  Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assumed office.

Under our bylaws and in accordance with the Mexican Financial Groups Law and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors have to be independent.  Independence is determined in accordance with Article 24 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.  The CNBV may contest the determination made by our shareholders as to the independence of our directors.  We have not determined whether any of our directors or any of the members of our committees other than the Audit Committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange.

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

The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general shareholders’ meeting on April 25, 2014 for a period of one year.  The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, México.

Name	Position	Series	Director Since
Carlos Gómez y Gómez	Chairman	Series F	1992
Marcos Alejandro Martínez Gavica	Director	Series F	1997
Carlos Fernández González	Director	Series F	2003
Rodrigo Brand de Lara	Director	Series F	2012
Pedro José Moreno Cantalejo	Alternate Director	Series F	2006
Eduardo Fernández García-Travesí	Alternate Director	Series F	2006
Francisco Javier Hidalgo Blázquez*	Alternate Director	Series F	2014
Guillermo Güemez García	Independent Director	Series F	2012
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Vittorio Corbo Lioi	Independent Director	Series F	2012
José Eduardo Carredano Fernández	Alternate Independent Director	Series F	1997
Jesús Federico Reyes Heroles González Garza	Alternate Independent Director	Series F	2009
Fernando Solana Morales	Independent Director	Series B	1997
Fernando Ruiz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Gina Lorenza Diez Barroso Azcárraga	Independent Director	Series B	2014
Enrique Krauze Kleinbort	Alternate Independent Director	Series B	2010
Antonio Purón Mier y Terán	Alternate Independent Director	Series B	2009

*      Currently exercising the functions of the indicated position but his formal appointment is pending local authorization.

The Secretary of the Board of Directors is Alfredo Acevedo Rivas and the Assistant Secretary of our Board of Directors is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Carlos Gómez y Gómez is the Chairman of our Board of Directors and Chairman of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He has also been a member of the Boards of Directors of Grupo KUO, S.A.B. de C.V. and DINE, S.A.B. de C.V. since 1972 and Gestión Santander since 2002.  He is also a member of the Boards of Directors of Grupo Trimex, S.A. de C.V., Grupo Yoreda, S.A. de C.V., Grupo Ceslo, S.A. de C.V., Grupo Dupuis, S.A. de C.V., Club de Industriales, A.C., Club de Banqueros de México, A.C. (Mexican Banking Club), Arena Media Communications, S.A. de C.V. and Consejo Mexicano de Asuntos Internacionales, A.C.  From 2005 to 2008, he served as the Vice-Chairman of the Board of Directors of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and from 2006 to 2007, he was a member of the Board of Directors of Consorcio Aeroméxico, S.A.B. de C.V.  His other principal business experiences have included serving as the Chairman of the Board of Directors of Casa de Bolsa InverMéxico, S.A. de C.V. from 1986 to 1991, Vice President of the Mexican Banking Association from 1992 to 1997, President of the Mexican Banking Club from 1994 to 2000 and Chairman of the Mexican Banking Association from 1998 to 2000.  He holds a degree in Business Administration from Universidad Anáhuac.

Marcos Alejandro Martínez Gavica is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He served as a member of the Board of Directors of Gestión Santander from 2002 to 2013. He also serves as our and Banco Santander Mexico’s Executive President and Chief Executive Officer.  He began his career in 1978 at the Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management.  He holds a degree in Chemical Engineering from Universidad Iberoamericana and a Masters in Administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial.

Carlos Fernández González is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He is the Chief Executive Officer and Chairman of the Board of Directors of Grupo Modelo, S.A. de C.V.  He is also a member of the Boards of Directors of Emerson Electric Co. and Grupo Televisa, S.A.B. de C.V.  He holds a degree in Industrial Engineering from Universidad Anahuac, completed Proficiency Program AD2 from the Instituto Panamericano de Alta Dirección Empresarial and has participated in diverse seminars on financial engineering, marketing and industrial relations among others.

Rodrigo Brand de Lara is a member of our Board of Directors, an alternate member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda and was appointed Deputy General Director of Institutional Relationships and Communication for Grupo Financiero Santander Mexico in 2011.  In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (SRE).  From 2006 to 2010, he was the head of the Social Communication Unit and the Spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB.  Mr. Brand de Lara has held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2001 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000.  From 1996 to 1999, he was an Economist in Mexico for Deutsche Morgan Grenfel and during 1996 he was also an Advisor to the Deputy Director of Financial Engineering of BANOBRAS (Mexico).  Mr. Brand de Lara graduated with a degree in Economics from ITAM.

Pedro José Moreno Cantalejo is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He started his career in the banking industry in 1985 as Chief of Administration at GESBISA Caja Postal de Ahorros – Madrid.  In 1991, he joined the Santander Group, working in Grupo Hispamer Grupo Financiero holding various positions until 1998, when he became Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano.  From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Spain.  From 2004 to 2006, he acted as a member of the Board of Directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd.  and Santander Consumer Bank (Poland).  During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Spain.  From 2006 to 2010, he acted as Banco Santander Mexico’s Deputy General Manager of Finance.  In October 2010, he became Banco Santander Mexico’s Vice President of Administration and Finance.  He holds a degree in Economic and Business Sciences, CEU Luis Vives, from Universidad de Madrid, a Masters in Management of Financial Entities from the Centro de Estudios Comerciales (CECO), and MBAs from the Executive and Senior Executive Programs from the Escuela de Negocios (ESDEN).

Eduardo Fernández García-Travesí is an alternate member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  Mr. Fernández García-Travesí was appointed Chief Legal Officer of Banco Santander Mexico in 2007.  Previously, he was Banco Santander Mexico’s Executive Legal Director from 2001 to 2006.  He joined Banco Santander Mexico in 1992.  Mr. Fernández García-Travesí began his career in 1981 at Bremer, Quintana, Obregón y Mancera S.C.  Mr. Fernández García-Travesí graduated from the Universidad Iberoamericana in Mexico with a law degree.

Francisco Javier Hidalgo Blázquez is an alternate member of our Board of Directors and a member or the Boards of Directors of Banco Santander Mexico , Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. Mr. Hidalgo Blázquez was appointed Vice President of Retail Banking of Grupo Financiero Santander Mexico in 2014. From 2005 to 2013, Mr. Hidalgo Blázquez served as Deputy Director General of Global Retail and Division Commercial and Deputy Director General Division American. He also served as Deputy General Manager of Global Banking and Markets Division and Deputy General Manager Retail Banking Division from 2002 to 2007. He previously served as Managing Director of Global Wholesale Banking Division dual responsibility, Regional and Global level within Banco Santander S.A. He also served as Director in various areas of Banque Nationale de Paris from 1982 to 1991. He graduated in Law from the Complutense University CEU of Madrid and has the degree of "Master in Management" from IESE, Barcelona.

Guillermo Güemez García is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and  Santander Vivienda. He is an independent member of the Board of Directors and member of the investment committee of ING AFORE.  He is also an independent member of the Board of Directors and President of the audit committee of Zurich Compañía de Seguros S.A. He previously served as a member of the Board of Directors of Zurich Santander México. In addition, he serves as a member of the strategy and finance committee of Nacional Monte de Piedad, a member of the Board of Directors of GEUPEC S.A. de C.V., a member of the senior advisory board of Oliver Wyman and chairman of the assets and liabilities committee of Banco Latinoamericano de Comercio Exterior. He is the President of the advisory committee of the Economics and Business Administration school of the Universidad Panamericana and of the Music Academy of the Palacio de Minería. He was Deputy Governor of the Mexican Central Bank and President of the responsibilities commission of the Mexican Central Bank from 1995 to 2010.  He was a member of the cabinet of the CNBV from 2007 until 2010, an alternate member of the cabinet of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 2007 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (Mexico-USA-Canada) from 1991 until 1993.  He held several executive positions at Banamex from 1974 to 1990.  He has a degree with honors in Civil Engineering from the Universidad Nacional Autónoma de Mexico.  He holds a master’s degree in Science from Stanford University.

Juan Ignacio Gallardo Thurlow is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is the Chairman of the Board of Directors of Grupo GEPP (Pepsicola bottling group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V.  He serves on the Boards of Directors of Caterpillar, Inc. and Lafarge.  He is also a member of the International Advisory Board of Bombardier.  He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL).  He is a

General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico).  From 1974 to 1988, he was Chairman of the Board of Directors of Clevite de México, S.A. de C.V.  From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple.  From 1978 to 1989, he was Chairman of the Board of Directors of Babcock de México, S.A. de C.V. and from 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A.  He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is the Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V.  He is also a member of the Boards of Directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the Board of Directors of the Mexican Stock Exchange.  He is a member of the compensation committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  He holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied Business Management at the Instituto Panamericano de Alta Dirección Empresarial.

Vittorio Corbo Lioi is an independent member of our Board of Directors and of the Board of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He is a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of Economics at the Pontificia Universidad Católica, Chile and at the University of Chile.  He is a director of Banco Santander, S.A. in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A. and Compañía Cerveceras Unidas in Chile. He is the President of the management committee of the Insurance Company SURA Chile, a financial consultant to certain companies and an advisor to the World Bank and the International Monetary Fund.  From 2003 to 2007, he was the President of the Central Bank of Chile.  From 1991 to 2003, he was a full-time professor of Economics at the Universidad Pontificia of Chile.  From 1984 to 1991, he served in several management positions at the World Bank.  He was also Professor of Economics at the Concordia University in Montreal, Canada from 1972 to 1981 and a lecturer at Georgetown University from 1985 to 1991.  Mr. Corbo holds a degree in Commercial Engineering from the University of Chile (with honors) and a doctorate in Economics from MIT.

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He has been a member of the Boards of Directors of Grupo Financiero Asecam, S.A. de C.V. since 1994 and of Industrial Formacero, S.A. de C.V. since 1987, of La Ideal S.A. de C.V. since 1984 and of Aceros La Ideal S.A. de C.V. since 1978.  Mr. Carredano Fernández has been the Chairman of the Board of Directors of Misa de México, S.A. de C.V. since 1993.  He was Director of Seguros Génesis, S.A. from June 1995 to October 1998.  He holds a Public Accountant degree from the Universidad Iberoamericana.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario,  Santander Consumo and Santander Vivienda.  He was the chief executive officer of Petróleos Mexicanos from December 2006 to September 2009.  He is the Executive President of StructurA.  He is a member of several Boards of Directors such as OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.).  He is a member of the consulting Boards of Energy Intelligence Group (EIG) and Deutsche Bank.  He is also a member of a Morgan Stanley Private Equity group that develops energy projects in Mexico and Latin America.  He served as an ambassador to the United States of America for Mexico from 1997 to 2000.  From 1995 to 1997, he was the Secretary of Energy of Mexico.  From 1994 to 1995, he was the General Director of Banobras.  From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC.  Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM in 1976 and studied law at UNAM.  He earned a doctorate degree in Economics from the Massachusetts Institute of Technology in 1980.

Fernando Solana Morales is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He serves on the Boards of Directors of various companies, including Solana Consultores, S.A. de C.V., Impulsora de Desarrollo y Empleo en América Latina, S.A. de C.V., Acrosur, S.A. de C.V., Teléfonos de México, S.A.B. de C.V., Grupo Carso, S.A.B.,

Siglo XXI Editores S.A. de C.V., Consejo Mexicano de Asuntos Internacionales S.A. de C.V. and Fresnillo plc.  From 1976 to 1977, he served as the Mexican Minister of Commerce.  From 1982 to 1988, he acted as the Chief Executive Officer of Banco Nacional de México.  From 1988 to 1993, he served as the Mexican Minister of Foreign Affairs.  In 1994, he was elected to the Mexican Senate and served as a Senator until 2000, when he became the Chairman of the Board of Directors and Chief Executive Officer of Solana y Asociados.  He has degrees in Engineering, Philosophy, Business Administration and Public Policy from the Universidad Nacional Autónoma de México.

Fernando Ruiz Sahagún is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He also serves on the Board of Directors of several companies, such as Empresas ICA, S.A.B. de C.V., Fresnillo PLC, Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V.  Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives).  He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its Board from 1993 to 1996.  He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel.  He holds a degree in Public Accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is the Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V., and Chairman of the Mexican Communications Council.  Mr. Torrado has also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados.  He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999.  From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.  Mr. Torrado holds a degree in Accounting from the Instituto Tecnológico Autónomo de México.  He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. She is the founder and Chairman for over more than 20 years of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, which won the Quorum Award for best College of design for the period 2012-2013, she also founded the Center Foundation, which awards scholarships to outstanding students, thus fostering creative talent in Mexico.  She is currently a member of the boards of management of Americas Society and Council of the Americas, Qualitas Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from Stanford University in California and the School of Psychology and Business.

Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Banco Santander Spain, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years.  He is the author of multiple documentaries and television series on Mexican history.  In 1990 he was inducted into the Mexican Academy of History.  He obtained the Premio Comillas biography award in Spain in 1993.  In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio.  In April 2005, he became a member of the Colegio Nacional.  In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico.  In September 2007, he was honored by the Universidad Autónoma de Nuevo León with the Honoris Causa doctorate.  Mr. Krauze Kleinbort holds a degree in Industrial Engineering from UNAM and a doctorate degree in History from El Colegio de México.

Antonio Purón Mier y Terán is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is also a member of the Board of Directors of Zurich Santander Seguros México, S.A.  He serves as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis

Center, or CIDAC) and he is a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025.  He advises public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists.  He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years.  He is currently a professor of training courses to McKinsey’s partners and he is in charge of the partners’ coaching program at a worldwide level.  He is a member of the Board of Directors of Nadro, S.A., of Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Spain and of the Universidad Iberoamericana.  Mr. Purón Mier y Terán holds a Masters in Business Administration from Stanford University and a degree in Chemical Engineering from the Universidad Iberoamericana.  Before starting at McKinsey, he was a full-time teacher at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank.  The following table presents the names and positions of our executive officers as of December 31, 2013.  The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Certain of our executive officers are also members of the Board of Directors and of the Boards of Directors of our subsidiaries.

Executive Officers	Position	Year of Appointment to Current Position
Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer	1997
Pedro José Moreno Cantalejo	Vice President of Administration and Finance	2010
Francisco Javier Hidalgo Blazquez*	Vice President of Retail Banking	2014
Eduardo Fernández García-Travesí	General Counsel	2006
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Estanislao de la Torre Álvarez	Deputy General Director of Media	2006
Roberto D’Empaire Muskus*	Deputy General Director of Credit	2013
Juan Garrido Otaola	Deputy General Director of Global Wholesale Banking	2013
José Antonio Alonso Mendívil	Deputy General Director of Business Strategy	2011
Rodrigo Brand de Lara	Deputy General Director of Institutional Relationships and Communication	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	2013
Jorge Alberto Alfaro Lara	Deputy General Director of Payment Systems	2005
Juan Ramón Jiménez Lorenzo*	Executive Director of Internal Audit	2014
Alfonso Sánchez de Pazos 2011	Deputy General Director of Private Banking	2013
Juan Pedro Oechsle Bernos	Deputy General Director of Individual and SME Banking	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources, Organization and Costs	2013

*	Currently exercising the functions of the indicated position but their formal appointment is pending local authorization.

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

Juan Garrido Otaola was appointed Director of Global Wholesale Banking of Grupo Financiero Santander Mexico in 2013.  He previously served as Managing Director in Banco Santander Spain in European Fixed Income and Currency Sales (from 2011 to 2012), Corporate Sales (from 2009 to 2011), Iberia Retail Treasury Products (from 2008 to 2009) and Spain Corporate Sales (from 2005 to 2008).  Prior to joining the Santander Group he worked for Banco Portugues de Investimento (from 2004 to 2005) and J.P. Morgan in Equity Sales, Derivatives and Trading of Futures, Options and Money Markets (from 1996 to 2004).  He is a Business Administration graduate from Suffolk University, Boston, Massachusetts and has an MBA from ESEUNE, Bilbao, Spain.

José Antonio Alonso Mendívil was appointed Deputy General Director of Business Strategy for Grupo Financiero Santander Mexico in October 2011.  Previously, he was appointed Deputy General Director of Individual and SME Banking in 2009 after serving in various positions within the Santander Group since 2007.  Mr. Alonso Mendívil is a member of the board of directors of Zurich Santander Seguros México.  From 1997 to 2007, Mr. Alonso Mendívil was a director of various positions at Banco Mercantil del Norte (Banorte).  Mr. Alonso Mendívil graduated with a degree in Administration from the Universidad Intercontinental in Mexico and holds a master’s degree in Business Administration from the Universidad de Monterrey in Mexico.

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Business and Institutional Banking in 2013.  He has previously held the following positions in Santander since 1993: Director of Corporate Banking from 1993 to 1994; Regional Business Director from 1995 to 1996; Regional Director of Company Banking from 1997 to 1999; Regional Director (Center – West) from 2000 to 2004; Regional Director (Southern Metropolis) in 2005; Executive Director of Business and Institutional Banking in 2006; Western Region Executive Director from 2007 to 2009; Western Region Executive Director for Company Banking from 2009 to 2010, and Deputy General Director of Private Banking from 2011 to 2013.  Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1992 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1988.  Pablo Fernando Quesada Gómez graduated with a degree in Business Administration from the Universidad del Valle of Atemajac, Guadalajara.

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

Alfonso Sánchez de Pazos was appointed the Deputy General Director of Private Banking in 2013. He previously served as Executive Director of Global Transactional Banking (from 2006 to 2013).  Before joining Grupo Financiero Santander Mexico, he worked as Product Manager in Banco Santander Spain from 2002 to 2005.  From 1998 to 2002, he worked at Banco Santander Mexico as Executive Director of International Banking, Factoring and Leasing.  He joined Banco Santander Spain in 1987 working in a retail office for four years and then was promoted to Account Executive of Corporate Banking (from 1991 to 1997).  He is a lawyer with a degree from the Universidad Autónoma de Madrid and has an MBA from Escuela Europea de Negocios and a Master of Internacional Commerce from Universidad Complutense de Madrid.

Juan Pedro Oechsle Bernos was appointed Deputy General Director of Individual and SME Banking in 2011.  He was previously a member of the Board of Directors of Seguros Santander.  Between 2010 and 2011, Mr. Oechsle was Chief Executive Officer of Banco Santander Hong Kong Branch with regional responsibilities for the group in Asia.  From 2003 to 2010, he had several managerial responsibilities in Banco Santander Mexico, as Executive Director for South and Southeastern regions, Executive Director of Business and Institutional Banking and Director of Corporate Banking.  Prior to this he was responsible for Structured Transactions in Santander Brazil and led the Cost Efficiency Department in Santander Puerto Rico.  Before he joined Banco Santander, Mr. Oechsle worked for Citibank in Corporate Banking as well as in Banco Wiese in Peru.  Mr. Oechsle holds a degree in Business Administration with a major in Finance from the University of Texas at Austin and completed graduate studies in Finance at Fundação Dom Cabral (Brazil).

Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources, Organization and Costs in 2013.  He has also held the following positions at Banco Santander Mexico: Deputy General Director of Human Resources from 2011 to 2013; Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; Executive Director of Corporate Resources from 2000 to 2007; Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to 1996; and Subdirector of Company Banking in 1993.  Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico) and also worked for Banamex as an Account and New Products Executive within the Corporate Finance Division from 1989 to 1990 and as a Credit Analyst from 1986 to 1989.  Mr. Mondragón Domínguez has a degree in Finance from ITAM, a master’s degree in Economics from the University of London (Queen Mary’s College) and a degree in Economics from ITAM.

Roberto D’Empaire Muskus was appointed Deputy General Director of Credit of Grupo Financiero Santander Mexico in 2014. He previously served as a Director in various areas of the Global Risk Unit of Banco Santander S.A. from 2006 to 2014. He serves as the Chairman of the Risk Committee for Retail Banking Business, the Board of Banco Santander de Negocios de Colombia and the Board of Banco Santander Panama. He was also Vice President of Banco Venezuela – Santander Group from 1998 to 2006. Mr. D’Empaire Muskus graduated with a degree in Economics from the Universidad Católica Andrés Bello in Venezuela and holds a master’s degree in Business Administration from Cornell University.

Juan Ramón Jiménez Lorenzo was responsible for the Intenal Audit Division in Banco Santander Río, S.A. (Argentina) from April 2012 to April 2014 after being the Director of the Credit, Operational and Regulatory Internal Audit Division in Banco Santander México from November 2005 to May 2012. He previously worked in the Internal Audit Division of Banco Santander, S.A. and Banesto, S.A from September 1996 to November 2005. He began his carreer in Europcar,S.A. as an assistant in the Financial Department from June 1993 to June 1994. He holds a degree in Business Administration from Universidad CEU San Pablo (Madrid) and a doctor’s degree in Public Taxation from Universidad Complutense de Madrid.

B.	Compensation

The aggregate amount of compensation and benefits of our executive officers during fiscal year 2013 was Ps.328.7 million.  For the same period, the independent directors who are members of our Board of Directors and the Audit Committee, Corporate Practices, Nominating and Compensation Committee, Comprehensive Risk Management Committee and Remuneration Committee received an aggregate compensation of Ps.13.3 million.  Our directors are not entitled to benefits upon termination of employment.

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

Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees.  The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.392.9 million as of December 31, 2013.

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

Except for the first performance cycle, which lasted for two years (Plan I-09), the performance cycles last for approximately three years each.  As of December 31, 2013, there was one cycle in effect (Plan I-14).  The total cost of this cycle is €3.6 million.

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

See note 42.b to our audited financial statements.

At the end of Plan I-14’s cycle, TSRs will be calculated for the Santander Group and each of the benchmark entities and the results will be ranked from first to last.  The percentage of shares to be distributed will be determined based on the following scale in accordance with the relative position of the Santander Group among the group of benchmark financial institutions.

Santander Group’s TSR Ranking	Percentage of Maximum Shares to Be Delivered
1st to 5th	100.0%
6th	86.0%
7th	72.0%
8th	58.0%
9th	44.0%
10th	30.0%
11th or lower	0.0%

Plan I-14 will remain in place until the end of its three-year cycle. No shares were awarded under Plan I-13.

Compensation Plan Payable in Shares of Grupo Financiero Santander Mexico

On July 26, 2012, our Board of Directors delegated to the Remuneration Committee the authority to approve a new share compensation plan.  On September 24, 2012, our Remuneration Committee approved the new share compensation plan, which was ratified by our Board of Directors on October 18, 2012.  Pursuant to this share compensation plan, our eligible senior officers may  receive a certain number of Series B shares of Grupo Financiero Santander Mexico, subject to certain conditions.  This plan will be paid out annually over the first three years following our public offering in September 2012, and payments will be linked to the performance of the stock price of the Series B shares of Grupo Financiero Santander Mexico in the Mexican stock market.

Under the plan terms, eligible senior officers obtain a cash payment in an amount as determined in accordance with the performance criteria set forth below that must be used to acquire Series B shares of Grupo Financiero Santander Mexico at a price of Ps.31.25 per Series B share.  We refer to these payments for the purpose of acquiring Series B shares as incentive awards.

Approximately 300 of our senior officers are eligible for these incentive awards.  A variety of factors are considered in determining eligibility and the size of each eligible officer’s incentive award under this plan, including each person’s position within our corporate hierarchy, level of client engagement and relationship, ability to generate income and influence results, overall business impact and business-critical or strategic roles.  Additionally, management members identified through our talent mapping program as having high potential with a track record of outstanding performance are considered eligible.  Eligibility for the compensation plan payable in shares of Grupo Financiero Santander Mexico is determined independently of eligibility for the performance share plan payable in shares of Banco Santander Spain.

Pursuant to the compensation plan, our eligible senior officers have the right to receive the incentive awards based on the performance metrics described below in three equal parts at the end of each annual period (with each annual period considered independently).  Delivery of the incentive awards under the plan is subject at all times to the criteria below and to the senior officers’ continued employment with us.  For each eligible senior officer and with respect to each annual period, the following two performance criteria apply to one third of the aggregate incentive award:

(i)      Absolute revaluation of the Series B shares:

(a)  50% of the annual incentive award will be paid if the Series B shares listed on the Mexican Stock Exchange have appreciated by at least 15% compared to the prior year (beginning with the public offering price, which was Ps.31.25), as measured by the average stock price in the 30-day trading period ending the day before the applicable anniversary of the initial public offering date (September 26, 2012).

(b)  25% of the annual incentive award will be paid if the Series B shares listed on the Mexican Stock Exchange have appreciated by at least 10% compared to the prior year (beginning with the public offering price, which was Ps.31.25), as measured by the average stock price in the 30-day trading period ending the day before the applicable anniversary of the initial public offering date (September 26, 2012).

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

Grupo Financiero Santander Mexico, with the assistance of at least one independent expert, determines whether the performance criteria have been met in each period.

During September 2013, the performance criteria were achieved, as both the absolute and relative revaluation criteria met 100%. The first payment of the incentive award was granted to all eligible executives. The total aggregate cash payment amounted to Ps.138.8 million and was granted to 287 executives.

See notes 42.c and 2.o to our audited financial statements for information about this compensation plan and accounting for these incentive awards, respectively.

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

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6.  Each of our current members of the Board of Directors was elected at our general shareholders’ meeting on April 25, 2014 for a period of one year.

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

The Audit Committee may generally review our financial information and its preparation and for that purpose may undertake investigations, require opinions of third parties and require explanations and information from our officers.  The Audit Committee is responsible, subject to the approval of the Board of Directors, as required under the Mexican Securities Market Law, for the appointment, compensation, retention and oversight of the work (including resolution of any disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and each such registered public accounting firm must report directly to the Audit Committee.  In addition, the Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding any questionable accounting or auditing matters.  The Audit Committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.  We are required to provide for appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out is duties.

Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation.  At least one of the members must have broad experience in the financial, auditing and/or internal control sectors.  The executives or employees of Grupo Financiero Santander Mexico cannot be members of the Audit Committee.  The Audit Committee must have at least three members and no more than five members of the Board of Directors, all of whom must be independent, as determined in accordance with Article 37 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.

Pursuant to Mexican law and our bylaws, the President of the Audit Committee is elected and removed at the general shareholders’ meeting.  Such President cannot be the chairman of the Board of Directors.  The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors.  The Audit Committee members are appointed indefinitely until they are removed or resign.

The current members of our Audit Committee are:

Name	Position	Status
Fernando Ruíz Sahagún	President of the Audit Committee and Independent Director*	Independent*
José Eduardo Carredano Fernández	Independent Director*	Independent*
Antonio Purón Mier y Terán	Independent Director*	Independent*

*      As determined in accordance with Article 37 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law, our bylaws and the NYSE rules applicable to foreign private issuers.

Certain invitees (invitados habituales) also attend the meetings of our Audit Committee on a regular basis.  Invitees may participate in meetings without voting rights, and the President of the Audit Committee has discretion to ask them to leave.  The current regular invitees of our Audit Committee are:

Name	Position
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Guillermo Roa Luvianos	External Auditor
José Ignacio Valle Aparicio	External Auditor

*	Currently exercising the functions of the indicated position but his formal appointment is pending local authorization.

The Secretary of the Audit Committee is Alfredo Acevedo Rivas and the Assistant Secretary of our Audit Committee is Eduardo Fernández García-Travesí.

All of the directors on our Audit Committee are considered independent, as determined in accordance with Article 37 of the Mexican Financial Groups Law and Article 25 of the Mexican Securities Market Law.  Likewise, all of the members of our Audit Committee are considered independent in accordance with Rule 10A-3 under the Exchange Act, in compliance with the rules of the NYSE applicable to foreign private issuers.  Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

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

The current members of our Corporate Practices, Nominating and Compensation Committee are:

Members	Position
Antonio Purón Mier y Terán	Member (Independent Director) and President
Fernando Ruiz Sahagún	Member (Independent Director)
José Eduardo Carredano Fernández	Member (Independent Director)

The Secretary of the Corporate Practices Committee is Alfredo Acevedo Rivas and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Eduardo Fernández García-Travesí.

The Corporate Practices, Nominating and Compensation Committee must include at least three members of the Board of Directors, which may be members or alternate members, all of whom must be independent, as determined in accordance with Article 37 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.  Pursuant to Mexican law and our bylaws, the President of the Corporate Practices Committee is elected and removed by the general shareholders’ meeting.  Such President cannot be the Chairman of the Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation.  The Corporate Practices Committee members are appointed indefinitely until they are removed or resign.

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

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Francisco Javier Hidalgo Blazquez**	Vice President of Retail Banking
Pedro José Moreno Cantalejo	Vice President of Administration and Finance
Roberto D’Empaire Muskus**	Deputy General Director of Credit
Juan Ramón Jimenez Lorenzo(*)(**)	Executive General Director of Internal Audit
Juan Garrido Otaola	Deputy General Director of Global Banking & Markets Mexico

*	No voting rights.
**	Currently exercising the functions of the indicated position but their formal appointment is pending local authorization.

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

The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Roberto D’Empaire Muskus*	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Eduardo Fernández García-Travesí	General Counsel

*	Currently performing the functions of the indicated position but their formal appointment is pending local authorization.

The Secretary of the Remuneration Committee is Alfredo Acevedo Rivas.

D.	Employees

As of December 31, 2013, on a consolidated basis we had 14,260 employees, an increase of 6.5% since December 31, 2012.  We classify our employees as executives, professionals and administrative employees.  Executives include the top management.  Professionals are middle-management personnel.  The remainder of the employees are administrative employees.  We intend to add 200 new branches to our branch network between the fourth quarter of 2012 and the first quarter of 2015 and to hire approximately 2,000 additional employees to staff these branches.

We have traditionally enjoyed good relations with our employees and their union.  Of the total number of our employees, 3,622, or 25.4%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2013.  We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law.  In 2013, the collective bargaining agreement relating to both salaries and benefits was renewed.  Our collective bargaining agreement applies only to our unionized employees.  While terms of employment are generally the same for unionized and nonunionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2011, 2012 and 2013.

	As of December 31,
Employees	2011	2012	2013
Executives	106	107	110
Professionals	5,275	5,883	6,276
Administrative	7,014	7,395	7,874
Total	12,395	13,385	14,260

E.	Share Ownership

The following table provides the names of our directors and executive officers who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Carlos Gómez y Gómez	—	—	—
Marcos Alejandro Martínez Gavica	560,792	(1)	(1)
Fernando Solana Morales	10,162	(1)	(1)
Rodrigo Brand de Lara	23,677	(1)	(1)
Pedro José Moreno Cantalejo	110,342	(1)	(1)
Eduardo Fernández García-Travesí	38,982	(1)	(1)
Guillermo Güemez García	—	—	—
Joaquín Vargas Guajardo	60,975	(1)	(1)
Juan Ignacio Gallardo Thurlow	—	—	—
Vittorio Corbo Lioi	—	—	—
José Eduardo Carredano Fernández	—	—	—
Jesús Federico Reyes Heroles González Garza	(1)	(1)	(1)
Carlos Fernández González	—	—	—
Fernando Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	10,200	(1)	(1)
Enrique Krauze Kleinbort	(1)	(1)	(1)
Antonio Purón Mier y Terán	—	—	—
Emilio de Eusebio Saiz	11,056	(1)	(1)
Estanislao de la Torre Álvarez	23,677	(1)	(1)
Juan Garrido Otaola	10,689	(1)	(1)
José Antonio Alonso Mendívil	30,342	(1)	(1)
Pablo Fernando Quesada Gómez	—	—	—
Jorge Alberto Alfaro Lara	23,677	(1)	(1)
Javier Pliego Alegría	6,826	(1)	(1)
Alfonso Sánchez de Pazos	—	—	—
Juan Pedro Oechsle Bernos	30,342	(1)	(1)
Enrique Luis Mondragón Domínguez	11,538	(1)	(1)

(1)	Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

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

We are a subsidiary of Banco Santander S.A., or Banco Santander Spain.  The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2013, based on publicly available annual reports.  The Santander Group had a gross margin of €39,753 million, core capital (BIS II) of 11.71% and a market capitalization of €73,735 million as of December 31, 2013, and net income attributable to shareholders of €4,370 million in 2013.  As of December 31, 2013, the Santander Group had 13,927 branches and a presence in 10 principal markets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

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

The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)	—	—	3,464,309,145	100.00%	51.05%
Santusa Holding, S.L.(2)	1,609,062,685	48.44%	—	—	23.71%
Santander Overseas Bank Inc.(3)	14,428,432	0.43%	—	—	0.21%
Carmignac Gestion(4)	179,996,220	5.42%	—	—	2.65%
Minority shareholders	1,518,598,431	45.71%	—	—	22.38%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

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

(4)
Carmignac Gestion filed with the SEC a Schedule 13G dated February 14, 2014. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 179,996,220 series B shares and sole dispositive power with respect to 179,996,220 series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

According to our depository bank, as of December 31, 2013, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs.  As of December 31, 2013, there were a total of 186 ADR holders of record and 211,419,102 ADRs outstanding, representing 1,057,095,510 Series B shares or 31.82% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

As of December 31, 2013, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.71,913 million (U.S.$5,496 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) for Ps.39,803 million (U.S.$3,042 million) and Ps.19,821 million (U.S.$1,515 million), respectively, which were eliminated from the balance sheet on consolidation.  These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 50% of Tier 1 Capital limit.  Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 99.4% of the loans granted to related parties have a credit quality of A1 and 0.6% have a credit quality of A2.  Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits.  As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps.0.5 million, Ps.0.4 million and Ps.0.3 million as of December 31, 2011, December 31, 2012, and December 31, 2013, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps.96.5 million, Ps.85.2 million and Ps.84 million as of December 31, 2011, December 31, 2012 and December 31, 2013, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  As of December 31, 2011, December 31, 2012 and December 31, 2013, 97%, 98% and 90% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law.  The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•
The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 8%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2013 was 4.37%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2013
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding		Total amount outstanding
	(Millions of pesos)
Officer 1	Ps.	43.1	Ps.	30.9	Ps.	—	Ps.	—	Ps.	30.9
Officer 2		5.3		4.0		—		—		4.0
Officer 3		—		—		5.0		2.7		2.7
Officer 4		—		—		4.7		4.2		4.2
Officer 5		5.0		4.7		—		—		4.7
Officer 6		7.7		4.7		1.3		0.2		4.9
Officer 7		8.5		5.2		1.0		0.7		5.9
Officer 8		5.0		5.0		—		—		5.0
Officer 9		5.0		4.3		—		—		4.3
Officer 10		6.0		5.8		1.0		0.4		6.2
Officer 11		2.5		2.4		—		—		2.4
Total	Ps.	88.1	Ps.	67.0	Ps.	13.0	Ps.	8.2	Ps.	75.2

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of 3 mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2013.

(2)
Under our employee benefit plan, each officer can be granted up to a maximum of 2 credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2013.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Spain, our subsidiaries and affiliates such as Santander Consumo, Casa de Bolsa Santander, Gestión Santander, Banco Santander Mexico (entity sold in December 2013), Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V. and Geoban, S.A.  We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

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

•	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits.

•	Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products.

•	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2011, 2012 and 2013:

	As of
	December 31, 2011				December 31, 2012				December 31, 2013
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	317		—	Ps.	4,367		––	Ps.	3,380		––
Santander Benelux, S.A., N.V.		—	Ps.	4,891		––	Ps.	3,171		––		––
Abbey National Treasury Services plc		—		722		––		47		––		––
Loans and advances to customers(1)
Produban Servicios Informáticos Generales, S.L.		—		643		––		861		––	Ps.	1,086
Santander Capital Structuring, S.A. de C.V.		—		751		––		1,217		––		1,751
Promociones y Servicios Polanco, S.A. de C.V.		—		134		––		210		––		336
Grupo Konectanet México, S.A. de C.V.		—		—		—		—		—		15
Trading derivatives
Banco Santander, S.A.		11,850		—		8,719				12,095		—
Santander Benelux, S.A., N.V.		—		11,604		––		9,921		—		7,822
Abbey National Treasury Services plc		—		243		––		295		––		70
Santander Investment Limited		—		—		––		2		––		––
Other		––		––		––		––		––		12
OTHER ASSETS
Banco Santander, S.A.		21		—		––		––		86		––
Zurich Santander Seguros México, S.A.		—		497		––		629		––		761
Other		—		—		—		67		—		60
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.		11,722		—		11,486		—		12,599		––
Santander Benelux, S.A., N.V.		—		16,409		––		13,040		—		8,291
Abbey National Treasury Services plc		—		359		––		345		—		42
Other		—		—		—		—		—		12
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.		290		—		186		—		3,298		––
Banco Santander International		—		—		—		—		—		68
Santander Trade Services, Ltd.		—		2		––		––		—		—
Other		—		—		—		—		—		20
Customer deposits
Isban México, S.A. de C.V.		—		762		––		491		—		676
Promoción y Servicios Polanco, S.A. de C.V.		—		107		––		––		—		—
Produban Servicios Informáticos Generales, S.L.		—		94		––		145		—		348
Santander Capital Structuring		––		––		––		––		—		114
Other		—		76		––		136		––		154
Marketable Debt Securities
Banco Santander, S.A.		—		—		74		—		774		—
Zurich Santander Seguros México, S.A.		—		955		––		1,033		—		—
Subordinated debentures
Banco Santander, S.A.		—		—		––		––		12,766		—
Other financial liabilities
Banco Santander, S.A.		8,484		—		494		––		10		—
Santusa Holding, S.L.		—		2,828		––		––		—		—
Santander Overseas Bank Inc.		—		24		––		––		—		—
OTHER LIABILITIES
Banco Santander, S.A.		309		—		55		––		176		—
Other		—		—		—		22		—		45

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

The following table set forth our income and expense from related parties for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2011				2012			2013
	Parent		Other Related Party		Parent		Other Related Party	Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	71		—	Ps.	7	––	Ps.	4	Ps.	––
Santander Benelux, S.A., N.V.		—	Ps.	20		––	—		—		—
Produban Servicios Informáticos Generales, S.L.		—		14		––	28		—		35
Santander Capital Structuring, S.A. de C.V.		—		—		—	46		—		79
Other		—		3		––	6		––		3
Interest expenses and similar charges
Banco Santander, S.A.		23		—		—	––		24		—
Isban México, S.A. de C.V.		—		24		––	27		—		17
Zurich Santander Seguros México, S.A.		—		—		––	11		—		—
Promociones y Servicios Polanco, S.A. de C.V.		—		2		––	––		—		—
Produban Servicios Informáticos Generales, S.L.		—		2		––	––		—		—
Other		—		—		––	9		—		14
Fee and commission income
Banco Santander S.A.		8		—		—	––		—		—
Zurich Santander Seguros México, S.A.		—		2,221		––	2,973		—		3,372
Santander Capital Structuring, S.A. de C.V.		—		15		––	30		—		30
Santander Investment
Securities Inc		—		—		—	—		—		10
Gestión Santander, S.A. de C.V.		—		—		—	—		—		1,310
Other	—	11	––	14	––	6
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Banco Santander, S.A.	485	—	(3,964)	—	(482)	—
Santander Benelux, S.A., N.V.	—	(4,244)	––	(833)	—	900
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	—	7	––	(90)	—	—
Abbey National Treasury Services plc	—	(184)	––	(28)	—	72
Other	—	(33)	––	––	—	53
Administrative expenses
Produban Servicios Informáticos Generales, S.L.	—	1,118	––	1,220	—	1,382
Isban México, S.A. de C.V.	—	84	––	67	—	—
Santander Global Facilities, S.A. de C.V.	—	151	––	155	—	166
Ingeniería de Software Bancario, S.L.	—	88	––	68	—	—
Gesban México Servicios Administrative Globales, S.A. de C.V.	—	34	––	41	—	—
Aquanima México, S. de R.L. de C.V.	—	—	—	—	—	43
Geoban, S.A.	—	—	—	74	—	—
Other	—	96	––	68	—	354

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.  There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal proceedings in the normal course of its business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

The Mexican tax authorities issued an official communication dated February 16, 2012, setting forth that the deduction of losses arising from Banco Santander Mexico’s sale of its past due loans during fiscal year 2007 was not in compliance with applicable law.  The amount of the assessment arising from the Mexican tax authorities’ determination was equal to approximately Ps.5,236 million (U.S.$400.2 million), including penalties and interest. On December 17, 2012, the Mexican Congress instituted a tax amnesty program applicable under certain circumstances where a taxpayer has contested or challenged a tax assessment to allow these taxpayers to settle tax liabilities (including penalties and interest) arising before December 31, 2012, with the Mexican tax authorities.  Banco Santander Mexico conducted a self-corrective audit for fiscal year 2007 as required to be eligible for the amnesty pursuant to the guidelines under the tax amnesty program and submitted the results of the audit and related calculations to the Mexican tax authorities. On June 4, 2013, the Mexican tax authorities notified Banco Santander Mexico of the approval of its self-corrective audit for fiscal year 2007. On May 9, 2013, Banco Santander Mexico, after successfully resolving certain other elements of the tax assessment,  made a one-time payment of Ps.401 million (U.S.$30.6 million) to the Mexican tax authorities as part of the final settlement for this proceeding.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us.  As of December 31, 2013, we have recognized Ps.1,332 million (U.S.$102 million) as provisions for these legal actions (including tax-related litigation).  See note 24.b to our audited financial statements.  These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

Dividends and Dividend Policy

We paid dividends in December 2008, January 2010, February 2011, March 2012, September 2012 and August 2013 in an aggregate amount of Ps.7,287 million, Ps.4,000 million, Ps.6,400 million, Ps.11,350 million, Ps. 7,300 million and Ps.3,950 million, respectively, equivalent to Ps.1.07, Ps.0.59, Ps.0.94, Ps.1.67, Ps.1.08 and Ps.0.58 per share, respectively. On December 27, 2013, we paid a dividend in an aggregate amount of Ps.16,900 million in two installments of Ps.4,900 million and Ps.12,000 million, respectively, equivalent to Ps.0.72 and Ps.1.77 per share.

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

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed.  All shares of our capital stock rank pari passu with respect to the payment of dividends.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP.  As of December 31, 2013, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps.293 million in legal reserves compared to paid-in capital of Ps.25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.	Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs are currently traded on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” Our Series B shares are currently traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Mexican offering in September 2012.  Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)
	High		Low		High	Low	Average daily trading volume of Series B shares
Year
2013	Ps.	45.15	Ps.	33.99	$ U.S.17.25	$ U.S.12.99	5,006,472
2012		42.47		14.00	16.38	5.40	3,055,860
2011		16.50		13.15	5.91	4.71	4,046
2010		16.80		13.00	6.80	5.26	631
2009		16.00		13.00	6.12	4.97	164
Quarter
First Quarter 2014		34.79		27.34	13.32	10.47	4,805,113
Fourth Quarter 2013		37.75		34.20	14.43	13.07	3,541,818
Third Quarter 2013		41.67		33.99	15.81	12.90	4,653,149
Second Quarter 2013		42.36		34.97	16.26	13.42	7,971,243
First Quarter 2013		45.15		35.99	18.26	14.56	3,743,654
Fourth Quarter 2012		42.47		34.93	16.38	13.47	8,927,742
Third Quarter 2012		36.66		14.00	14.24	5.44	3,564,936
Second Quarter 2012		14.00		14.00	5.22	5.22	1,614
First Quarter 2012		15.00		14.95	5.86	5.84	158
Month
April 2014 (through April 28)	31.60		29.52		12.03	11.24	3,833,717
March 2014		31.99		27.42	12.25	10.50	3,760,827
February 2014		29.98		27.34	11.32	10.33	5,035,178
January 2014		34.79		29.96	13.00	11.20	5,555,772
December 2013		37.75		35.26	14.43	13.47	4,525,752
November 2013		37.36		34.63	14.25	13.21	3,574,717
October 2013		37.31		34.20	14.34	13.15	2,657,615
September 2013		37.45		35.82	14.21	13.59	4,167,291

Source:  Bloomberg.

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

On April 28, 2014, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.29.83 per share, or U.S.$11.35 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps.13.1356 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the

Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The trading volume index (índice de bursatilidad) of our Series B shares was 8.502 as of March, 2014, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—C. Markets—The Mexican Securities Market.”

We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the New York Stock Exchange.

	U.S.$ equivalent per ADS(1)
	High	Low
Year
2013	$ U.S.17.79	$ U.S.13.07
2012 (since September 26, 2012)	16.77	12.91
Quarter
First Quarter 2014	13.34	10.23
Fourth Quarter 2013	14.66	13.07
Third Quarter 2013	16.46	13.12
Second Quarter 2013	17.44	13.09
First Quarter 2013	17.79	14.01
Fourth Quarter 2012	16.77	13.51
Third Quarter 2012 (since September 26, 2012)	13.70	12.91
Month
April 2014 (through April 28)	12.12	11.27
March 2014	12.29	10.33
February 2014	11.31	10.23
January 2014	13.34	11.06
December 2013	14.66	13.50
November 2013	14.09	13.14
October 2013	14.41	13.07
September 2013	14.51	13.34

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Mexican Securities Market Law

The current Mexican Securities Market Law (Ley del Mercado de Valores) was enacted on December 5, 2005, and published in the Official Gazette of the Federation, and became effective on June 30, 2006.  The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions.

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

Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding capital stock must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition.  Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five-day period and that exceed certain value thresholds.  Shareholders and board members and officers as well as individuals owning, respectively, 5% or 1% of our outstanding shares are required to report to the issuer, on a yearly basis, their shareholdings.  The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

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

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent.  Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV.  As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the board of directors to select, under certain circumstances and on a temporary basis, new members of the board of directors.

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

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder’s meeting and request that voting on resolutions in respect of which they were not sufficiently informed, be postponed.  Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder.  These provisions have seldom been invoked in Mexico and, as a result, how a competent court may interpret these provisions is uncertain.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), all as in effect as at the date of this annual report on Form 20-F.  The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to this annual report on Form 20-F.

We are currently organized as a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) under the laws of Mexico.  We were organized as a holding company of a financial group on November 14, 1991, and became a publicly listed company on December 11, 1991.  A copy of our bylaws has been filed with the CNBV and with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this annual report on Form 20-F. Our corporate domicile is Mexico City, Federal District and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares.  Series F shares may only be owned by a foreign financial institution, except if such shares are transferred as collateral or in property to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB), and must represent at all times at least 51% of our issued and outstanding capital stock.  Series F shares may only be transferred with the prior approval of the Mexican Ministry of Finance and Public Credit (Secretaría de

Hacienda y Crédito Público, or SHCP).  Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Ownership Restrictions; Foreign Financial Affiliates.”  Series B shares may only represent up to 49% of our issued and outstanding capital stock.  Our Series B shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or RNV) and have been listed on the Mexican Stock Exchange since December 11, 1991.

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

Calls for shareholders’ meetings will be required to be published in one of the newspapers of general circulation of our corporate domicile at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call.  If the shareholders’ meeting is not held on the scheduled date, then a second call explaining the circumstances shall be published within a period not greater than 15 business days from the date established in the first call.  The second call shall be published at least 5 business days in advance of the rescheduled shareholders’ meeting.  Calls need to specify the place, date and time as well as the matters to be addressed at the meeting.  From the date on which a call is published until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices.  To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders’ Meetings

General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings.  Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings.  General ordinary shareholders’ meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

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

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, at our annual general ordinary shareholders’ meeting for approval.  Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year.  Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Any payment of dividends will be published in a gazette of major circulation of our corporate domicile.

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

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected).  Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV.  The CNBV may only challenge the appointment after holding a hearing with us and the affected director.  Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or nonprofit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first-level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

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

The Mexican Securities Market Law imposes duties of care and loyalty on directors.  The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to act in our best interest.  The duty of care is discharged, principally, by requesting and obtaining from us all information that may be necessary to take decisions, attending Board meetings and disclosing to the Board of Directors material information in possession of the relevant director.  Failure to act with due care by a director subjects the relevant director to joint and several liability, together with other guilty directors, for damages and losses caused to us and our subsidiaries.

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

As a safe harbor for the benefit of directors, in respect of perceived violations of the duty of care or the duty of loyalty, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not be applicable, if the director acted in good faith and (a) complied with applicable law and our bylaws, (b) decided based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (c) selected the more adequate alternative in good faith, or the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then-available information.  Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and meaning of it are uncertain.

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

•
holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•
holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five-year statute of limitations.

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

On April 25, 2014, at an ordinary general shareholders’ meeting, our shareholders approved, among other things, the creation of a fund out of accumulated reserves for the repurchase of our shares in an amount up to Ps.1,500 million.

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

Not applicable.

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

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares, were not subject to Mexican withholding tax in 2013. However, a Mexican withholding tax of 10%, imposed on the aggregate amount of the dividend will apply to dividends from profits earned after January 1, 2014.

In addition, dividends paid on ADSs or Series B shares from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level, payable by us. This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate tax.

Taxation on Capital Gains

Gains on the sale of ADSs or Series B shares by a non-Mexican holder were generally not subject to Mexican income tax prior to January 1, 2014, if the transaction was carried out through the Mexican Stock Exchange or other stock exchange or securities market approved by the SHCP.  However, such gains will generally be subject to Mexican income tax at a rate of 10%, payable by the broker-dealer that effected the transaction. Gains from the sale or other transfer or disposition of ADSs or Series B shares by a non-Mexican holder in other circumstances will be subject to a 25.0% income tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.  Should the buyer in any such transactions be a Mexican resident for tax purposes, or a non-resident with a permanent establishment in Mexico for tax purposes, the applicable tax would be withheld by such Mexican resident from the acquisition price.  Alternatively, a non-Mexican holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of ADSs or Series B shares on a net basis at a rate of 30.0%.

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

•	a financial institution;

•	a dealer or trader in securities;

•	holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person that owns or is deemed to own ten percent or more of our voting stock;

•	a person who acquired our ADSs or Series B shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Tax Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Distributions paid on ADSs or Series B shares, other than certain pro rata distributions of Series B shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends.  Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders (including individuals) may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, or NYSE, where our ADSs are traded.  Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these  favorable rates.

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

Sale or Other Taxable Disposition of ADSs or Series B Shares

Gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year.  Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates.  The deductibility of capital losses is subject to limitations.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Mexican tax is withheld on the sale or disposition of Series B shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Mexican tax.  See “—Mexican Taxation —Taxation on Capital Gains” for a description of when a disposition may be subject to taxation by Mexico. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S.

federal income tax purposes for 2013.  However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or Series B shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

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

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;

•	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;

•	investing in assets or instruments, the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and

•	all trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk.  We are exposed to interest rate risk whenever there is a mismatch between interest rate-sensitive assets and liabilities.  Interest rate risk arises in connection with both our trading and non-trading activities.  Interest rate risk related to our trading activities primarily results from our investments in short-term Mexican Central Bank bills and notes, cross-currency swaps and sovereign bonds.

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

We perform backtesting every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated.  Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see note 48 to our audited financial statements.

The table below presents the VaR inherent in our portfolios as of December 31, 2012 and 2013:

	At December 31,
	2012			2013
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	72,367.68	0.09%	Ps.	69,042.60	0.08%
Market Making		43,924.59	0.06%		42,495.42	0.05%
Proprietary Trading		33,646.92	0.04%		49,438.69	0.06%
Risk factor
Interest Rate		65,992.75	0.09%		64,326.06	0.07%
Foreign Exchange		10,235.62	0.01%		4,043.21	0.00%
Equity		12,718.59	0.02%		17,541.71	0.02%

The average VaR (based on month-end amounts) in 2013 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	72,041.50	0.09%
Market Making		49,958.73	0.06%
Proprietary Trading		46,408.51	0.06%
Risk factor
Interest Rate		70,608.38	0.09%
Foreign Exchange		10,905.25	0.01%
Equity		19,478.38	0.02%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2013, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows that daily VaR during 2013 remained at levels below the limit of U.S.$16 million (approximately Ps.207 million).

In 2013, the average daily VaR of the Group's market trading operations was Ps.78 million, as compared to Ps.87 million in 2012. In 2013, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book´s strategy. VaR modeling did not change during 2013. At the end of December 2013, VaR was Ps.69 million.

During the first semester of 2013, the average daily VaR was Ps.88 million. However, in the second semester of 2013, as a result of interest rates reduction expectations, the average daily VaR consumption decreased to Ps.69 million and remained at levels between Ps.53 million and Ps.98 million.

The histogram below compares the distribution of risk in terms of daily VaR between 2012 and 2013. In 2012, the levels of VaR remained between Ps.46 and Ps.135 million on 98.8% of the days for which it was calculated. Higher values of VaR (greater than Ps.135 million) represented 1.2% of the period. During 2013, the levels remained between Ps.53 and Ps.120 million on 96.8% of the days for which they were calculated. Higher values (greater than Ps.120 million) represented 3.2% of the period.

Risk Histogram

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

The following table displays the possible gains (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2013	Ps.	(104)	Ps.	(35)	Ps.	7	Ps.	(37)
2012		(84)		(92)		(27)		(79)
2011		(145)		(122)		(94)		(90)
2010		(154)		(22)		(179)		(217)
2009		8		(194)		(142)		(173)

Possible Scenario

Under this scenario, risk factors were modified by 25%.  In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2013	Ps.	(755)	Ps.	(612)	Ps.	(451)	Ps.	(930)
2012		(1,362)		(811)		(521)		(493)
2011		(1,268)		(1,618)		(1,122)		(1,112)
2010		(645)		(141)		(2,501)		(1,033)
2009		(1,806)		(1,638)		(530)		(1,340)

Remote Scenario

Under this scenario, risk factors were modified by 50%.  In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2013	Ps.	(2,137)	Ps.	(1,646)	Ps.	(1,160)	Ps.	(2,462)
2012		(2,830)		(1,530)		(1,173)		(1,443)
2011		(2,855)		(3,441)		(1,516)		(2,039)
2010		(140)		782		(3,659)		(933)
2009		(2,641)		(2,252)		(382)		(1,764)

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

The 1% NIM sensitivity and 1% MVE sensitivity measures are complementary: while the 1% MVE sensitivity measure estimates the exposure of our assets and liabilities to fixed rates, the 1% NIM sensitivity measure estimates the exposure of the assets and liabilities to variable rates. As a result, if a financial instrument has a high 1% MVE sensitivity, it would have a low 1% NIM sensitivity, and if a financial instrument has a low 1% MVE sensitivity, it would have a high 1% NIM sensitivity.

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, 1% MVE sensitivity, (Ps.3,500 million in local currency and U.S.$35 million in foreign currency) and net financial income, 1% NIM  sensitivity (Ps.1,200 million in local currency and U.S.$15 million in foreign currency) in one year. Due to the issuance of 10-year fixed rate subordinated debt in an aggregate principal amount of U.S.$1.3 billion in the international capital markets in December 2013, the limit of 1% MVE sensitivity in foreign currency was raised temporarily to U.S.$125 million and the limit of NIM sensitivity in foreign currency was raised to U.S.$30 million. These limits will gradually revert to their regular level during the first half of 2014.

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

The following chart shows our NIM and MVE limit consumption for 2011 to 2013 at year-end as well as for each month in 2013.

In 2013, 1% MVE sensitivity remained stable with a maximum of 74% in December and a minimum of 57% in March. While 1% NIM sensitivity had a maximum of 90% in December and a minimum of 72% in May, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

The issuance of our subordinated notes in December 2013 did not change the risk management perspective because volatility remained within business-as-usual levels. Methodological changes in the calculation of 1% MVE sensitivity and 1% NIM sensitivity require a series of internal and external approvals.  Our Board of Directors established the Comprehensive Risk Management Committee in order to comply with CNBV guidelines regarding the comprehensive management of risk for credit institutions.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2013
	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	175,198	Ps142,798		Ps.	85	Ps.	2	Ps.	8	Ps.	32	Ps.	30	Ps.	35	Ps.	32,208
Loans		465,227		65,389		36,412		35,205		55,770		128,271		49,171		103,759		(8,750)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(77)		—		—		—		—		—		—		—		(77)
Securities		179,838		156,626		—		—		—		5,679		—		—		17,532
Permanent		3,886		—		—		—		—		—		—		—		3,886
Other Balance Sheet Assets		158,610		—		—		—		—		—		—		—		158,610
Total Balance Sheet Assets		982,680		364,813		36,497		35,207		55,778		133,981		49,201		103,794		203,408
Money Market		(163,287)		(137,345)		(4,284)		(4,897)		(5,446)		—		—		—		(11,315)
Deposits		(376,257)		(163,702)		(37,060)		(295)		(7,534)		(167,665)		—		—		—
Trade Finance		(818)		—		—		—		—		—		—		—		(818)
Intragroup		(1)		—		—		—		—		—		—		—		(1)
Long-Term Funding		(99,160)		(28,928)		(3,601)		(3,214)		(3,280)		(16,666)		(3,453)		(40,018)		—
Equity		(107,565)		—		—		—		—		—		—		—		(107,565)
Other Balance Sheet Liabilities		(161,978)		—		—		—		—		—		—		—		(161,978)
Total Balance Sheet Liabilities		(909,066)		(329,975)		(44,944)		(8,406)		(16,261)		(184,331)		(3,453)		(40,018)		(281,677)
Total Balance Sheet Gap		73,614		34,837		(8,447)		26,801		39,518		(50,350)		45,748		63,776		(78,269)
Total Off-Balance Sheet Gap		1,766		(394)		229		810		132		(15)		(82)		1,096		—
Total Structural Gap	Ps.	75,391	Ps.	34,443	Ps.	(8,219)	Ps.	27,611	Ps.	39,650	Ps.	(50,365)	Ps.	45,666	Ps.	64,873	Ps.	(78,269)
Accumulated Gap		—		34,443		26,225		53,836		93,486		43,121		88,787		153,660		75,391

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2013.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	175,194	Ps.	40,402	Ps.	—	Ps.	2	Ps.	8	Ps.	32	Ps.	30	Ps.	35	Ps.	134,685
Loans		435,075		253,272		9,280		10,410		19,668		51,245		24,336		75,615		(8,750)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(77)		—		—		—		—		—		—		—		(77)
Securities		194,481		12,228		14,239		6,932		1,474		16,457		9,582		13,600		119,969
Permanent		3,886		—		—		—		—		—		—		—		3,886
Other Balance Sheet Assets		158,610		—		—		—		—		—		—		—		158,610
Total Balance Sheet Assets		967,168		305,902		23,520		17,343		21,150		67,734		33,948		89,250		408,322
Money Market		(163,234)		(8,859)		(9,223)		(1,622)		—		—		—		—		(143,530)
Deposits		(376,257)		(196,985)		(8,999)		(513)		(10,191)		(159,568)		—		—		—
Trade Finance		(818)		—		—		—		—		—		—		—		(818)
Intragroup		(1)		—		—		—		—		—		—		—		(1)
Long-Term Funding		(98,571)		(27,788)		(184)		(271)		(957)		(3,457)		(3,453)		(40,018)		(22,443)
Equity		(107,565)		—		—		—		—		—		—		—		(107,565)
Other Balance Sheet Liabilities		(161,978)		—		—		—		—		—		—		—		(161,978)
Total Balance Sheet Liabilities		(908,424)		(233,632)		(18,405)		(2,407)		(11,148)		(163,025)		(3,453)		(40,018)		(436,335)
Total Balance Sheet Gap		58,744		72,270		5,114		14,937		10,001		(95,292)		30,495		49,232		(28,013)
Total Off-Balance Sheet Gap		(2,556)		3,562		4,060		545		(467)		(1,692)		(1,006)		(7,559)		—
Total Structural Gap	Ps.	56,188	Ps.	75,832	Ps.	9,174	Ps.	15,482	Ps.	9,534	Ps.	(96,984)	Ps.	29,489	Ps.	41,672	Ps.	(28,013)
Accumulated Gap		—		75,832		85,006		100,488		110,023		13,039		42,528		84,200		56,188

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

We establish market risk limits for:

Trading Books:  VaR
Loss Trigger
Stop Loss
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:	Interest Rate Sensitivity	Net Interest Margin (NIM)
Banking Books:	Market Value of Equity	(MVE)

For further information about the market risk limits established for our trading and banking books, see note 48 to our audited financial statements.

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

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in note 48 to our audited financial statements.

Liquidity Coefficient

	2012	2013
Mexican peso Gap(1)	38.16%	38.29%
U.S. dollar Gap(1)(2)	22.11%	15.69%

(1)	Monthly average.

(2)	U.S. dollar and other foreign currencies are expressed and aggregated in U.S. dollars.

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

As required under applicable provisions of the Mexican Banking Law (Ley de Instituciones de Crédito) and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes undertaken by trained officers and, when applicable, committees that comprise experienced bankers.  Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present.  Our credit and monitoring personnel is subject to periodic training.  Furthermore, although we believe our systems relating to maintaining and supervising loans are state-of-the-art, we periodically conduct benchmarkings against similar systems used by our affiliates.

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

Follow-up

Business loans are subject to our “special oversight system” during the follow-up stage.  The special oversight system determines the policy to be followed in handling risk with companies or groups classified in such category.  There are four distinct special oversight situations or degrees, that in turn give rise to four different possible actions: to follow, to reduce, to get guarantees and to extinguish.  When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these four categories and to begin special supervision until the relevant objective is accomplished (which means the risk is reduced, the guarantees are obtained or the risk is extinguished).  The special oversight rating may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas.  Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

Recovery

Risks that we classify as irregular based on noncompliance with the relevant payment schedule are assigned to our Recovery Units.  Our Recovery Units are fundamental to our management of irregular risks and are intended to minimize the final losses we incur.  These Recovery Units perform specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued.  We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes.  Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment.  Based on this information, we decide whether the debtor qualifies for restructuring.  Our success rate with respect to restructured business installment loans is approximately 56%.  This percentage is calculated based on the peso amount of the loans.  The time period that this success rate covers is 12 months.  This percentage is based on the total amount of renegotiated loans at the time of renegotiation.  Restructured business installment loans refer mainly to our renegotiated commercial loans. See note 12.e to our audited financial statements.

With respect to SME loans, restructuring consists in eliminating the revolving characteristic of the credit and transforming it into an installment loan. Our success rate with respect to restructured SME loans is approximately 73%.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as irregular mainly due to the notarial and registration costs that such prequalified programs or schemes would entail.  Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 64% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that have been classified as irregular based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments.  These adjustments include reducing the rate and/or extending the period of payment for up to 60 months.  The credit card and consumer loan portfolios are booked as non-performing until a period of sustained payment is achieved.  Restructuring plans offered to our credit card holders have a recovery rate between 64% and 78%.  Six months after restructuring, approximately 60% of consumer loans are current in terms of repayment.

Approximately 86% of our total renegotiated loans are performing at the time of renegotiation. The following table shows the average during the last 60 months (renegotiation vintages from January 2009 to December 2013) of the accumulated amount of both performing and non-performing loans that were transferred to non-performing or written off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and write-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	22%	39%	48%
Non-performing at the time of the renegotiation	41%	58%	71%
Total Consumer Loans	22%	39%	49%
Commercial Loans(2)
Performing at the time of the renegotiation	12%	24%	28%
Non-performing at the time of the renegotiation	24%	40%	40%
Total Commercial Loans	13%	25%	29%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2009 to December 2013 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	78%	61%	52%
Non-performing at the time of the renegotiation	59%	42%	29%
Total Consumer Loans	78%	61%	51%
Commercial Loans(2)
Performing at the time of the renegotiation	88%	76%	72%
Non-performing at the time of the renegotiation	76%	60%	60%
Total Commercial Loans	87%	75%	71%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2012 vintage and 2013 vintage performance as of December 31, 2013, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2012				For the year ended 12/31/2013
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	9,371	—	483	9,854	1,378	—	307	1,685
Mortgages	3	—	5	8	—	—	—	—
Consumer	1,137	—	278	1,416	1,314	—	207	1,522
Total	10,511	—	767	11,278	2,692	—	514	3,206

NPLs and write offs	at December 31, 2013 (18 months*)				at December 31, 2013 (12 months)
Commercial	1%	—	51%	3%	—
Consumer	40%	—	74%	47%	—
Total	5%	—	60%	9%	—

Success Rate	at December 31, 2013 (18 months*)				at December 31, 2013 (12 months)
Commercial	99%	—	49%	97%	—
Consumer	60%	—	26%	53%	—
Total	95%	—	40%	91%	—

*	From 12 to 24 months of performance at December 31, 2012 (18 months on average)

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

Renegotiated loans have decreased from 3.9% of the total consumer loan portfolio as of December 31, 2012, to 3.2% as of December 31, 2013.  Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans.  As such, our allowance for impairment losses is estimated based on the probability of default of portfolio pools with the same characteristics. The net decrease in the percentage of renegotiated loans between December 31, 2012, and December 31, 2013, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2012*	3.9%
Collections/repayments on renegotiated loans	(1.1)
Write-offs	(1.2)
Increase in consumer loan portfolio	(0.3)
New renegotiations	2.0
Renegotiated Loans at December 31, 2013	3.2

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

We assume counterparty risk in our dealings with government, government agencies, financial institutions, corporations, companies and individuals in our treasury and correspondent banking activities.  We manage counterparty risk through a special unit whose organizational structure is independent of our business units.

We use the Interactive Risk Integrated System, or IRIS, system to ascertain the line of credit available with any Corporate and Financial counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines.  REC is a measure that estimates the potential loss if the counterparty ceases payment.  Because equivalent credit risk takes into account coefficients by product for the measurement of the potential risk and considers the current exposure with respect to each counterparty, the REC varies depending on the type of product and the effective term of the transactions.

Furthermore, the Gross Equivalent Credit Risk incorporates the Potential Credit Exposure or Additional Potential Risk, or RPA, which represents the possible evolution of the current credit exposure up to expiration, based on the characteristics of the transaction and possible variations in market factors.  Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with which we have current positions for financial instruments with counterparty credit risk.  The Gross REC is mitigated by the existence of netting agreements and, in certain cases, with collateral agreements or revaluation agreements with the counterparties. This mitigated risk is called Net REC.

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

Counterparty Risk Lines refer to the maximum equivalent credit risk amount and the maximum permitted term for derivatives, repos, money market, foreign exchange spot or any other trading transactions.  Such risk lines are  approved by the Credit Committee and are established for the following sectors: Mexican Sovereign Risk and Local Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporate Head Offices, Corporate Banking-SGC, Institutional Banking, Large Companies Unit and Project Finance.  Issuer Risk Lines refer to the maximum amount permitted for the purchase of fixed income securities and, in addition, regulate the maximum term and holding period permitted for each issuer.

Set forth below are the REC of the Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico as of December 31, 2013, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico for the fourth quarter of 2013.

	REC
	As of December 31, 2013	Fourth quarter 2013 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	90.73%	16,998.41
Corporates	8.66%	1,667.26
Companies	0.61%	114.77

Set forth below are our REC lines’ maximum gross counterparty risk as of December 31, 2013, corresponding to types of derivatives transactions.

Maximum REC gross
As of December 31, 2013
(Millions of dollars)
Type of Derivative
Rate Derivatives	19,563
Exchange Rate Derivatives	18,282
Derivatives on bonds	5
Equity Derivatives	355
TOTAL	38,205

*	In IRIS, the Gross Equivalent Credit Risk does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The Expected Loss of Grupo Financiero Santander Mexico as of December 31, 2013, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2013, are concentrated as follows:

	Expected Loss
	As of December 31, 2013	Fourth quarter 2013 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	31.57%	2.61
Corporates	59.56%	5.62
Companies	8.86%	0.82

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of December 31, 2013 is as follows:

Cash Collateral	93.84%
Bonds Issued by the Mexican Federal Government Collateral	6.16%

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

Anti-Money Laundering and Anti-Terrorist Financing

Our Communications and Control Committee approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions.  In particular, the committee:

•
establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Articles 400 bis and 400 bis 1 of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;

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

The Communications and Operations Control Committee (Comité de Comunicación y Control) reports to the Compliance Committee and Audit Committee.  Its primary purpose is to monitor the transactions of our prevention system and, in particular, to decide when to communicate unusual transactions to the authorities.  In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses of transactions and the list of clients subject to special authorizations and monitoring.

In general, this committee includes the individuals who are primarily responsible within each area that is directly involved in prevention: Commercial, Information Technology, Global Wholesale Banking, Legal Affairs and Internal Audit.  This committee is chaired, as appropriate, by our General Legal Counsel.

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

•
maintenance of a historical database relating to judicial and administrative decisions, and their causes and costs, ensuring that those judicial and administrative decisions that result in a loss are registered systematically along with their different types of loss and costs, in accordance with accounting records, and are properly identified with the line or business unit of origin.

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

•
such fees and expenses as are incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

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

For the year ended December 31, 2013, we received approximately U.S.$21.3 million as reimbursements from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to Instruments

None.

B.	Material Modifications to Rights

None.

C.	Withdrawal or Substitution of Assets

None.

D.	Change in Trustees or Paying Agents

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2013, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).  There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

As described in this annual report on Form 20-F, on November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, a subsidiary of ING Group that provides mortgage-related products and services in Mexico. In February 2014, ING Hipotecaria was renamed Santander Vivienda. The acquired business has been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of internal controls of the acquired business between the date of acquisition and December 31, 2013, the date of management’s assessment of internal controls. Santander Vivienda represented 1.4% of our total assets, 0.09% of our total income and (0.2)% of our consolidated profit for the year  as of and for the year ended December 31, 2013.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control—Integrated Framework (1992). Based on this assessment, our management believes that as of December 31, 2013, our internal control over financial reporting is effective.

Our internal control over financial reporting as of December 31, 2013, has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

C.	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

We have audited the internal control over financial reporting of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (the “Group”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting included in the annual report on Form 20-F, management excluded from its assessment the internal control over financial reporting at Santander Vivienda, S.A. de C.V., SOFOM E.N.R, which was acquired on November 29, 2013, and whose financial statements constitute 1.4% of total assets, 0.09% of total income, and (0.2)% of profit for the year of the consolidated financial statement amounts as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Santander Vivienda, S.A. de C.V., SOFOM E.N.R. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 23, 2014 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Group's adoption of  the amendments to International Accounting Standards (“IAS”) 19 as described in Note 1 of the consolidated financial statements.

/s/ Deloitte
Mexico, D.F.
April 23, 2014

D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has three members, all of whom are non-executive independent directors, as determined in accordance with Article 37 of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), Article 25 of the Mexican Securities Market Law and our bylaws.  All of the members of our Audit Committee also meet the independence criteria set by the New York Stock Exchange, or NYSE, for foreign private issuers.  Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has approved and adopted our General Code of Conduct, which are a code of ethics that applies to all of our employees, including executive officers, and to our Board members.  In the Audit Committee

 (Comité de Auditoría) and Board of Directors meetings held on February 11 and 14, 2013, respectively, amendments to the General Code of Conduct were approved.  This approval allowed us to incorporate a catalogue of ethical principles and rules of conduct that govern the performance of all Group employees into the Code of Conduct.  The current version of the General Code of Conduct is posted and maintained on our website at www.santander.com.mx under the heading “Conoce al Banco-Código de Conducta.”  The information contained on our website is not a part of this annual report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, for audit and other services performed in fiscal years 2012 and 2013.

	2012		2013
	(Millions of pesos)
Audit fees	Ps.	10	Ps.	14
Audit-related fees(1)		16		70
Tax fees		9		3

(1)	The fees for 2013 include Ps.19 million relating to services rendered in 2012 but paid in 2013.

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2013 and 2012 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, in 2012 or 2013 for services other than audit, audit-related and tax services.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). In addition, our corporate governance practices reflect the Banco Santander Spain corporate governance framework described below.

In December 2012, primarily in response to the requirements of the European Banking Authority, our controlling shareholder, Banco Santander Spain, adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Spain and its most significant subsidiaries, including us, in order to enhance the ability of Banco Santander Spain to manage the risks arising from its operations around the world.

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Banco Santander Spain exercises control and oversight over its subsidiaries and participates in specific decisions at the subsidiary level and (iii) corporate models establishing common guidelines for the management and control of Banco Santander Spain’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations set forth in the framework, the framework states that Banco Santander Spain may require that its subsidiaries make substantive changes or take specific actions. The framework enables Banco Santander Spain to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Banco Santander Spain the authority to participate in the appointment, evaluation and compensation of each such person.

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Banco Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles:

•	the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict;

•
the subordination of the framework to our directors’ duty of loyalty and their obligation to create value for all of our shareholders rather than any particular shareholder or group of shareholders; and

•	the disclosure of the adoption of the corporate governance framework to the public and to our employees and subsidiaries.

As a result of the precedence given to local legal requirements in the framework itself and in our Board of Directors’ adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that we must obtain Banco Santander Spain’s approval for our audit plan and that Banco Santander Spain may request additional audits at its discretion, to the extent that this provision of the framework would prevent our audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee’s obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our adopting resolutions. Similarly, we understand that the authorities given to Banco Santander Spain under the framework to approve certain decisions by us and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of our audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

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

Majority of Independent Directors

Under NYSE Rules, listed companies must have a majority of independent directors. “Controlled companies,” which would include our company if we were a United States issuer, are exempt from this requirement under NYSE Rule §303A.00. Under our bylaws and in accordance with the Mexican Financial Groups Law (Ley para regular las Agrupaciones Financieras) and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent; independence is determined in accordance with Article 37 of the Mexican Financial Groups Law and our bylaws, rather than NYSE standards.

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

Audit Committee

Under NYSE Rule §303A.06, listed companies must have an audit committee that satisfies the independence and other requirements of Exchange Act Rule 10A-3. NYSE Rule §303A.07 specifies that the audit committee must have a minimum of three members, all of whom must meet additional NYSE independence standards, and it must have a charter specifying the purpose, duties and evaluation procedures of the committee. Foreign private issuers like us are subject to the basic audit committee requirements in §303A.06, but are exempt from the additional independence and charter requirements in §303A.07. Our audit committee has three members. In order to comply with Rule 10A-3 under the Exchange Act, all of the directors on our Audit Committee are independent, as determined in accordance with Rule 10A-3.

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

Corporate Governance Guidelines

Under NYSE Rule §303A.09, listed companies are required to adopt and maintain corporate governance guidelines addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the Board of Directors. Under Mexican rules, corporate governance guidelines are established by the Corporate Governance Committee in accordance with the applicable Mexican legislation, which imposes, among other things, qualification standards for the members of the board of directors and of the executive officers, independence of directors and directors’ responsibilities.

Code of Business Conduct and Ethics

Under NYSE Rule §303A.10, a code of business conduct and ethics is required and any waiver for directors or executive officers must be disclosed. Moreover, such code must contain compliance standards and procedures that will facilitate its effective operation. We are exempt from such NYSE requirements. However, we have adopted a code of conduct and ethics, which has been accepted by all of our directors, executive officers and other personnel.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.  EXHIBITS

(a)	Index to Consolidated Financial Statements

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3
Consolidated Income Statements for the Years Ended December 31, 2011, 2012 and 2013	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2011, 2012 and 2013	F-7
Notes to the Consolidated Financial Statements as of December 31, 2012 and 2013 and for each of the three years in the three-year period ended December 31, 2013	F-8
Financial Statement Schedules	F-184

(b)	List of Exhibits

Exhibit Number		Description
1.1	*	English translation of the bylaws (estatutos) of the Registrant, amended and restated on December 13, 2013.
2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File no. 333-183694) filed with the SEC on September 4, 2012).

8.1	*	List of Subsidiaries
12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1	*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

*	Filed with this Annual Report on Form 20-F.

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

Date: April 29, 2014

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Consolidated Financial Statements in accordance with International Financial Reporting Standards as of
December 31, 2012 and 2013 and for each of the three years in the three-year period ended December 31, 2013

Index	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3
Consolidated Income Statements for the Years Ended December 31, 2011, 2012 and 2013	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2011, 2012 and 2013	F-7
Notes to the Consolidated Financial Statements as of December 31, 2012 and 2013 and for each of the three years in the three-year period ended December 31, 2013	F-8
Financial Statement Schedules	F-184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2012 and 2013, and the related consolidated income statements, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules presenting the condensed financial information of Grupo Financiero Santander México, S.A.B. de C.V. referenced in the Index at Item 8 of the corresponding U.S. Securities and Exchange Commission Form 20-F. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the accompanying 2011 and 2012 financial statements have been retrospectively adjusted for the adoption of the amendments to International Accounting Standards (“IAS”) 19, Employee Benefits.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated April 23, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Ricardo A. García Chagoyán

C.P.C. Ricardo A. García Chagoyán
Mexico City, Mexico

April 23, 2014

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF January 1, 2012, December 31, 2012 and 2013

(Millions of Pesos)

ASSETS	Note	01/01/2012 (restated)	12/31/2012 (restated)	12/31/2013	LIABILITIES AND EQUITY	Note	01/01/2012 (restated)	12/31/2012 (restated)	12/31/2013

CASH AND BALANCES WITH CENTRAL BANK	7	44,143	48,397	49,681	FINANCIAL LIABILITIES HELD FOR TRADING:		125,291	141,101	136,199
					Trading derivatives	11 and 31	87,518	78,127	71,773
					Short positions	11	37,773	62,974	64,426
FINANCIAL ASSETS HELD FOR TRADING:		242,463	198,250	176,907
Debt instruments	9	147,293	105,832	98,640	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	10,678	12,466	5,346	PROFIT OR LOSS:		118,269	71,192	76,025
Trading derivatives	11 and 31	84,492	79,952	72,921	Deposits from Central Bank – Reverse repurchase agreements	19	-	-	18,512
					Deposits from credit institutions – Reverse repurchase agreements	19	45,707	19,603	7
					Customer deposits – Reverse repurchase agreements	20	72,562	51,589	57,506

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		21,589	63,168	86,361	FINANCIAL LIABILITIES AT AMORTIZED COST:		391,568	458,856	528,184
Loans and advances to credit institutions - Repurchase agreements	8	14,642	59,963	70,594	Deposits from Central Bank	19	-	-	4,741
Loans and advances to customers - Repurchase agreements	12	6,947	3,205	15,767	Deposits from credit institutions	19	29,486	23,334	46,956
					Customer deposits	20	316,086	354,508	389,618
					Marketable debt securities	21	23,894	54,703	53,118
					Subordinated liabilities	22	-	-	16,824
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		61,582	47,518	61,525	Other financial liabilities	23	22,102	26,311	16,927
Debt instruments	9	61,416	47,332	61,423
Equity instruments	10	166	186	102
					HEDGING DERIVATIVES	13 and 31	2,501	1,637	1,392

LOANS AND RECEIVABLES:		346,187	403,036	441,657
Loans and advances to credit institutions	8	26,325	51,871	51,246	PROVISIONS:	24	7,069	6,294	5,710
Loans and advances to customers	12	314,628	345,702	384,752	Provisions for pensions and similar obligations		2,713	3,189	2,371
Debt instruments	9	5,234	5,463	5,659	Provisions for tax and legal matters		1,409	1,435	1,332
					Provisions for off-balance sheet risk		2,513	1,164	1,524
HEDGING DERIVATIVES	13 and 31	897	300	300	Other provisions		434	506	483

					TAX LIABILITIES:		866	758	856
NON-CURRENT ASSETS HELD FOR SALE	14	464	576	1,100	Current		812	687	790
					Deferred	26	54	71	66

TANGIBLE ASSETS	15	5,607	4,113	4,767	OTHER LIABILITIES	25	7,866	13,582	16,934

					TOTAL LIABILITIES		653,430	693,420	765,300
INTANGIBLE ASSETS:		3,462	3,648	3,751
Goodwill	16	1,588	1,588	1,734	SHAREHOLDERS' EQUITY:	29	89,461	98,840	92,945
Other intangible assets	17	1,874	2,060	2,017	Share capital		25,658	25,658	25,658
					Share premium		11,415	11,415	11,415
TAX ASSETS:	26	13,454	17,784	25,943	Accumulated reserves		34,618	44,324	41,593
Current		1,933	3,776	8,693	Profit for the year attributable to the Parent		17,770	17,443	14,279
Deferred	26	11,521	14,008	17,250
					VALUATION ADJUSTMENTS:	28	1,372	764	(436)
					Available-for-sale financial assets		442	673	(458)
OTHER ASSETS	18	4,426	6,242	5,826	Cash flow hedges		930	91	22

					TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		90,833	99,604	92,509

					NON-CONTROLLING INTERESTS	27	11	8	9

					TOTAL EQUITY		90,844	99,612	92,518
TOTAL ASSETS		744,274	793,032	857,818	TOTAL LIABILITIES AND EQUITY		744,274	793,032	857,818

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Millions of Pesos)

		(Debit)/Credit
	Note	2011 (restated)	2012 (restated)	2013

Interest income and similar income	34	46,587	55,521	55,386
Interest expenses and similar charges	35	(17,976)	(21,639)	(19,539)
NET INTEREST INCOME		28,611	33,882	35,847
Income from equity instruments	36	299	212	245
Fee and commission income	37	11,920	13,964	15,066
Fee and commission expenses	38	(2,016)	(2,279)	(2,222)
Gains/(losses) on financial assets and liabilities (net)	39	271	1,265	3,281
Exchange differences (net)	40	30	(6)	-
Other operating income	41	623	628	787
Other operating expenses	41	(1,590)	(1,794)	(2,078)
TOTAL INCOME		38,148	45,872	50,926
Administrative expenses:		(14,918)	(16,724)	(18,630)
Personnel expenses	42	(7,297)	(8,232)	(9,261)
Other general administrative expenses	43	(7,621)	(8,492)	(9,369)
Depreciation and amortization		(1,457)	(1,537)	(1,620)
Impairment losses on financial assets (net):		(5,435)	(8,970)	(14,905)
Loans and receivables	12	(5,435)	(8,970)	(14,905)
Impairment losses on other assets (net):		(100)	(34)	(22)
Other intangible assets	17	(30)	-	-
Non-current assets held for sale	14	(70)	(34)	(22)
Provisions (net)	24	1,890	680	(751)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	44	13	1,743	31
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	15 and 17	54	135	(16)
OPERATING PROFIT BEFORE TAX		18,195	21,165	15,013
Income tax	26	(4,776)	(3,853)	(2,670)
PROFIT FROM CONTINUING OPERATIONS		13,419	17,312	12,343
PROFIT FROM DISCONTINUED OPERATIONS (net)	33	4,352	132	1,938
CONSOLIDATED PROFIT FOR THE YEAR		17,771	17,444	14,281
Profit attributable to the Parent		17,770	17,443	14,279
Profit attributable to non-controlling interests		1	1	2

EARNINGS PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share		2.62	2.57	2.11
Diluted earnings per share		2.62	2.57	2.11
From continuing operations
Basic earnings per share		1.98	2.55	1.82
Diluted earnings per share		1.98	2.55	1.82

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2011, 2012 and 2013

(Millions of Pesos)

	Note	2011 (restated)	2012 (restated)	2013

CONSOLIDATED PROFIT FOR THE YEAR		17,771	17,444	14,281

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation from initial application of IAS 19 (as revised in 2011)	1	(400)	(918)	-
Remeasurement of defined benefit obligation from the year	1	(518)	(543)	469
Income tax relating to items that will not be reclassified subsequently	1	275	438	(141)
		(643)	(1,023)	328

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Valuation adjustments	28	(99)	263	(1,512)
Amounts reclassified to consolidated income statement	28	(407)	68	(104)
Income tax	28	152	(100)	485

Cash flow hedges:
Valuation adjustments	13	996	160	371
Amounts reclassified to consolidated income statement	13	(1,312)	(1,359)	(470)
Income tax		95	360	30
		(575)	(608)	(1,200)

Other comprehensive income/(loss) for the year, net of income tax		(1,218)	(1,631)	(872)

TOTAL COMPREHENSIVE INCOME(LOSS) FOR THE YEAR		16,553	15,813	13,409

Attributable to the Parent		16,552	15,812	13,407
Attributable to non-controlling interests		1	1	2

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2011 (as previously reported)	25,658	11,415	34,025	12,586	1,947	85,631	10	85,641

Adjustments (see Note 1)	-	-	(280)	-	-	(280)	-	(280)

BALANCES AT JANUARY 1, 2011 (as restated)	25,658	11,415	33,745	12,586	1,947	85,351	10	85,361

Consolidated profit for the year	-	-	-	17,770	-	17,770	1	17,771
Other changes in equity:
Transfer to accumulated reserves	-	-	12,586	(12,586)	-	-	-	-
Dividends declared	-	-	(11,350)	-	-	(11,350)	-	(11,350)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(363)	-	(575)	(938)	-	(938)
BALANCES AT DECEMBER 31, 2011 (restated)	25,658	11,415	34,618	17,770	1,372	90,833	11	90,844

Consolidated profit for the year	-	-	-	17,443	-	17,443	1	17,444
Other changes in equity:
Transfer to accumulated reserves	-	-	17,770	(17,770)	-	-	-	-
Dividends declared	-	-	(7,300)	-	-	(7,300)	-	(7,300)
Purchase of own shares (treasury shares)	-	-	(419)	-	-	(419)	-	(419)
Recognition of share-based payments	-	-	35	-	-	35	-	35
Other changes in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(380)	-	(608)	(988)	-	(988)
BALANCES AT DECEMBER 31, 2012 (restated)	25,658	11,415	44,324	17,443	764	99,604	8	99,612

Consolidated profit for the year	-	-	-	14,279	-	14,279	2	14,281
Other changes in equity:
Transfer to accumulated reserves	-	-	17,443	(17,443)	-	-	-	-
Dividends declared	-	-	(20,850)	-	-	(20,850)	-	(20,850)
Purchase of own shares (treasury shares)	-	-	115	-	-	115	-	115
Recognition of share-based payments	-	-	233	-	-	233	-	233
Other changes in non-controlling interests	-	-	-	-	-	-	(1)	(1)
Other comprehensive income/(loss) for the year, net of income tax	-	-	328	-	(1,200)	(872)	-	(872)
BALANCES AT DECEMBER 31, 2013	25,658	11,415	41,593	14,279	(436)	92,509	9	92,518

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Millions of Pesos)

	2011	2012	2013
A. CASH FLOWS FROM OPERATING ACTIVITIES:	28,082	23,335	5,450
Consolidated profit for the year	17,771	17,444	14,281
Adjustments made to obtain the cash flows from operating activities-	5,623	5,107	2,227
Depreciation and amortization	1,461	1,550	1,620
Impairment losses on other assets (net)	100	34	22
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(54)	(135)	16
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(13)	(1,743)	(31)
Income tax expense recognized in consolidated income statement	4,776	3,853	2,670
Expense recognized with respect to equity-settled share-based payments	-	35	233
Gain on disposal of subsidiary	(4,260)	-	(2,116)
Effect of foreign exchange rate changes on foreign currency cash deposits attributable to operating activities	3,613	1,513	(187)
Net (increase)/decrease in operating assets-	(68,013)	(44,070)	(43,770)
Financial assets held for trading	(4,149)	44,001	21,771
Other financial assets at fair value through profit or loss	(8,928)	(41,579)	(23,193)
Available-for-sale financial assets	(1,662)	14,395	(15,035)
Loans and receivables	(54,755)	(56,849)	(27,271)
Other operating assets	1,481	(4,038)	(42)
Net increase/(decrease) in operating liabilities-	75,017	49,718	42,813
Financial liabilities held for trading	8,756	15,810	(4,904)
Other financial liabilities at fair value through profit or loss	6,030	(47,077)	4,833
Financial liabilities at amortized cost	60,170	78,638	40,757
Other operating liabilities	61	2,347	2,127
Income taxes paid	(2,615)	(5,076)	(10,346)
Dividends received	299	212	245

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(18,062)	1,501	(442)
Payments-	(24,468)	(1,782)	(2,740)
Tangible assets	(753)	(674)	(1,303)
Intangible assets	(869)	(1,108)	(928)
Cash outflow on acquisition of subsidiaries	(22,846)	-	(509)
Proceeds-	6,406	3,283	2,298
Disposal of tangible assets	42	3,283	31
Cash inflow on disposal of subsidiary	6,364	-	2,445
Price adjustment on disposal of subsidiary	-	-	(178)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,400)	(19,069)	(3,911)
Payments-	(6,400)	(19,069)	(20,735)
Dividends paid to owners	(6,400)	(18,650)	(20,850)
Purchase of own shares (treasury shares)	-	(419)	115
Proceeds-			16,824
Issue of subordinated notes	-	-	16,824

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(3,613)	(1,513)	187
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7	4,254	1,284
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,136	44,143	48,397
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	44,143	48,397	49,681

The accompanying notes are an integral part of these
consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of
December 31, 2012 and 2013 and for each of the three years
in the three-year period ended December 31, 2013

1.   Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Mexican Ministry of Finance and Public Credit to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (“Ley para Regular las Agrupaciones Financieras”), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “Commission” or “CNBV”) and the Mexican Central Bank (hereinafter, “Central Bank”, “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the Commission, Central Bank and other applicable laws.

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

The main activity of the Group’s subsidiaries is to carry out financial services operations including full-banking services, brokerage services and investment fund management (until November 2013).

Effective August 21, 2012, the Group’s name was officially changed to Grupo Financiero Santander México, S.A.B. de C.V.

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRIC”).

The issuance of the consolidated financial statements was authorized by Marcos Alejandro Martínez Gavica, Executive President and Chief Executive Officer and Director of the Group on April 25, 2014. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending to the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican General Law of Corporations (Ley General de Sociedades Mercantiles).

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Commission, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards, which, in turn, are supplemented and modified by specific rules mandated by the Commission. The Commission’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements and foreclosed assets.

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

c)	Recognition of actuarial gains and losses.

Mexican Banking GAAP prescribes the “corridor” approach in order to amortize actuarial gains and losses during the remaining life of the pension plan, while IFRS require the recognition of actuarial gains and losses immediately through consolidated other comprehensive income in order for the net pension asset or liability recognized in the consolidated balance sheet to reflect the full value of the plan deficit or surplus.

All applicable IFRS accounting policies and measurement bases in effect as of December 31, 2013, are applied in the preparation of these consolidated financial statements.

Application of new and revised IFRS

In the current year, the Group has applied a number of new and revised IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2013.

Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The Group has applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities for first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights to offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retrospectively.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these three standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Group has applied for the first time IFRS 10, IFRS 11 and IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding transitional guidance. IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of these standards is set out below.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee.

Management made an assessment as at the date of initial application of IFRS 10 (January 1, 2013) as to whether or not the Group has control over its subsidiaries in accordance with the new definition of control and the related guidance set out in IFRS 10 and concluded that it exercises control over its subsidiaries. The application of IFRS 10 has had no impact on the basis of consolidation of the Group.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements – jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement. (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity)

The initial and subsequent accounting for joint venturers and joint operations is different. Investments in joint ventures are accounted for using equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output of the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interests in the joint operation in accordance with the applicable Standards.

Management reviewed and assessed the classification of the Group’s jointly arrangement in accordance with the requirements of IFRS 11 and has concluded that application of IFRS 11 has had no impact on the basis of presentation of the Group.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements. (see Note 49)

IFRS 13 Fair Value Measurement

The Group has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRS require on permit fair value measurements and disclosures about fair value measurements, except for share-based payments transactions that are within scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to such entities that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Group has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The Group has applied the Amendments to IAS 1 Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments to IAS 1 require items of other comprehensive income to be grouped in two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

Amendments to IAS 1 Presentation of Financial Statements
(as part of the Annual Improvements to IFRS 2009 – 2011 Cycle issued in May 2012)

The Annual Improvements to IFRS 2009 – 2011 have made a number of amendments to IFRS. The amendments that are relevant to the Group are the amendments to IAS 1 regarding when a balance sheet as at beginning of the preceding period (third balance sheet) and the related notes are required to be presented. These amendments specify that a third balance sheet is required when a) an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the third balance sheet. The amendments specify that related notes are not required to accompany the third balance sheet.

In the current year, the Group has applied the new and revised IFRS (see discussion above), specifically IAS 19 (as revised in 2011), which has resulted in material effects on the information in the consolidated balance sheet as at January 1, 2012. In accordance with amendments to IAS 1, the Group has presented a third balance sheet as at January 1, 2012 without the related notes except for the disclosure requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as detailed below.

IAS 19 Employee Benefits (as revised in 2011)

In the current year, the Group has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time.

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in the defined benefit obligation and plan assets. The amendments require the recognition of changes in defined benefit obligation and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated balance sheet to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (revised in 2011), which is calculated by recognized in profit or loss and other comprehensive income in prior years. In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable for the first-time application of IAS 19 (as revised in 2011). The Group has applied the relevant transitional provisions and restated the comparative amounts on a retrospective basis (see tables below for details).

Impact on total comprehensive income for the year of the application of the amendments to IAS 19 (as revised in 2011)

The impact on total comprehensive income for the year is as follows:

	2011	2012	2013

Impact on consolidated profit for the year:

Increase in personnel expenses	-	-	(24)
Decrease in interest expenses and similar charges	-	10	14
Decrease in provisions	-	31	28
Increase in income tax expenses	-	(12)	(5)
Increase in consolidated profit for the year	-	29	13

Impact on other comprehensive income:

Increase in remeasurement of defined benefit obligation	(918)	(1,461)	469
Decrease in income tax relating to items of other comprehensive income	275	438	(141)
Decrease in other comprehensive income	(643)	(1,023)	328

Increase (decrease) in total comprehensive income for the year	(643)	(994)	341

Increase (decrease) in consolidated profit for the year:
Attributable to the Parent	-	(29)	(13)
Attributable to non-controlling interests	-	-	-

Increase (decrease) on other comprehensive income for the year:
Attributable to the Parent	(643)	(1,023)	328
Attributable to non-controlling interests	-	-	-

Impact on consolidated balance sheet of the application of the amendments to IAS 19 (as revised in 2011)

The impact on assets, liabilities and equity as at January 1, 2012 of the application of the amendments to IAS 19 (as revised in 2011) is as follows:

	01/01/2012 (as previously reported)	IAS 19 Adjustments	01/01/2012 (as restated)

Provisions:
Provisions for pensions and similar obligations	(1,795)	(918)	(2,713)

Tax assets:
Deferred income tax	11,246	275	11,521

Total effect on net assets	9,451	(643)	8,808

Accumulated reserves:
Other comprehensive income (net of income tax)	35,261	(643)	34,618

Total effect on total equity	35,261	(643)	34,618

The impact on assets, liabilities and equity as at December 31, 2012 of the application of the amendments to IAS 19 (as revised in 2011) is as follows:

	12/31/2012 (as previously reported)	IAS 19 Adjustments	12/31/2012 (as restated)

Provisions:
Provisions for pensions and similar obligations	(1,769)	(1,420)	(3,189)

Tax assets:
Deferred income tax	13,582	426	14,008

Total effect on net assets	11,813	(994)	10,819

Accumulated reserves:
Other comprehensive income (net of income tax)	45,347	(1,023)	44,324

Total effect on total equity	45,347	(1,023)	44,324

The impact on assets, liabilities and equity as at December 31, 2013 of the application of the amendments to IAS 19 (as revised in 2011) is as follows:

IAS 19 Adjustments

Increase in retirement benefit obligation	(992)
Increase in deferred tax assets	297

Decrease in net assets	(695)

Decrease in accumulated reserves:
Other comprehensive income (net of income tax)	(695)

Decrease in total equity	(695)

Impact on cash flows for the year ended December 31, 2012 on the application balance sheet of the application of the amendments to IAS 19 (as revised in 2011)

The adoption of the amendments to IAS 19 (as revised in 2011) had no impact on our consolidated statements of cash flows.

Impact on basic and diluted earnings per share

The impact of the application of the new and revised Standards on basic and diluted earnings per share is disclosed in Note 5.

Standards and interpretations issued but not yet effective as of December 31, 2013

The Group has not yet adopted the following new or revised standards, for the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

All accounting policies and measurement bases with a material effect on the 2013 consolidated financial statements were applied in their preparation.

IFRS 9	Financial Instruments2

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures2

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities1

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities1

1 Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.
2 Effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•
All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•
With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

Amendments to IAS 36 Impairment of assets on the recoverable amount disclosures for non-financial assets

This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

All accounting policies and measurement bases with a material effect on the 2013 consolidated financial statements were applied in their preparation.

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

The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

-	Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 45.c.).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis.

When there is no market price available for an identical instrument, the Group measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimizes the use of unobservable inputs as explained in Note 2.d.

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

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and the Group’s own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

-	Fair value estimates used in disclosures (see Note 2.d. iii. and Note 45.c.).

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;

•
Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and

•
Level 3:  inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

This disclosure is provided in Note 2.d. iii.

For financial instruments measured at amortized cost (which include loans and receivables, deposits and short and long-term debt issued), the Group discloses the fair value. This disclosure is provided in Note 45.c. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 24).

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

-	The recognition and measurement of deferred tax assets (see Note 24).

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

-	The recognition and measurement of certain provisions and contingencies (see Note 24).

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

The Group performs a large number of foreign currency transactions, mainly in US dollars (“USD”). The transactions, assets and liabilities denominated in foreign currencies are translated to Mexican peso based on the exchange rates published by the Bank of México.

The “Fix” (48-hour) exchange rate used $12.9658 per one USD and $13.0843 per one USD as of December 31, 2012 and 2013, respectively.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Group obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Group to structure their contingency plans and access longer term funding within a reasonable time frame.

b)	Basis of consolidation

i. Subsidiaries

The consolidated financial statements incorporate the financial statements of Grupo Financiero Santander México, S.A.B. de C.V. and entities (including structured entities) controlled by Grupo Financiero Santander México, S.A.B. de C.V. and its subsidiaries. Control is achieved when the Grupo Financiero Santander México, S.A.B. de C.V.:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (see Note 27).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Group. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A listing of the subsidiaries as of December 31, 2012 and 2013 is summarized in Note 49.

ii. Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. as the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

As of December 31, 2012 and 2013 the Group did not have any associates.

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

iv. Changes in the levels of equity held in controlled companies

Acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in Accumulated reserves in Shareholders’ equity.

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

Notes 3 and 4 contain information regarding business combinations that occurred during 2012 and 2013.

c)	Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics

•
its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the 'underlying');

•
it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•	it is settled at a future date.

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

The following transactions are not treated for accounting purposes as financial instruments:

-	Pensions and similar obligations (see Note 24. c.).

-	Share-based payments (see Note 42. b.).

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

-
Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

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

As of December 31, 2012 and 2013, the Group did not hold any investment classified as held to maturity.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with Central Bank: cash balances and balances receivable including the compulsory deposits with Banco de México.

-
Loans and receivables: includes all loans and receivables granted by the Group, other than those classified as securities, as well as finance lease receivables and other receivables, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and other balances arising from transactions not related to banking transactions and services. Loans and receivables are classified  in accordance with the institutional sector to which the debtor belongs, under:

-	Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

-	Loans and advances to customers: includes all other loans.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

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

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-
Deposits: includes all repayable balances received in cash by the Group, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received, the proceeds of which may be invested without restriction. Deposits are classified based on type of depositor as follows:

-	Deposits from Central Bank: deposits of any nature received from the Banco de México.

-	Deposits from credit institutions: deposits of any nature, including credit received in the name of credit institutions.

-	Customer deposits: includes all other deposits.

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

-
Subordinated liabilities: proceeds from financing received, which for the purposes of payment priority rank behind ordinary debt. This category also includes the financial instruments issued by the Group, which form part of the Group’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

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

iii. Valuation techniques

The following table shows a summary of the fair values of the financial assets measured at fair value and liabilities at December 31, 2012 and 2013, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2012			12/31/2013
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total

ASSETS:
Financial assets held for trading	117,582	80,668	198,250	103,371	73,536	176,907
Other financial assets at fair value through profit or loss	-	63,168	63,168	-	86,361	86,361
Available-for-sale financial assets	47,518	-	47,518	61,455	70	61,525
Hedging derivatives (assets)	-	300	300	-	300	300
	165,100	144,136	309,236	164,826	160,267	325,093
LIABILITIES:
Financial liabilities held for trading	520	140,581	141,101	12,772	123,427	136,199
Other financial liabilities at fair value through profit or loss	-	71,192	71,192	-	76,025	76,025
Hedging derivatives (liabilities)	-	1,637	1,637	-	1,392	1,392
	520	213,410	213,930	12,772	200,844	213,616

The fair value of the financial instruments is determined, when possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using valuation techniques. These techniques use observable market data as significant inputs (Level 2). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative. The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-	Dividends: the estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.

-
Volatility: there is no liquid option market for certain long-term assets. For most Mexican underlyings, the option market is for up to one year. In the case of the Mexican Quotation Index (IPC), there is an option market up to three years. In these cases, management assumes a local volatility model using maturities for  which market data exists and extrapolates the curve for unknown terms.

-
Rate curve for estimating the interest rate index known as the 91 day Interbank Equilibrium Interest Rate (“Tasa de Interés Interbancaria de Equilibrio”, or “TIIE”) of 91 days: there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The Group also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

Fair value measurements that incorporate significant unobservable assumptions are classified as Level 3.

iv. Valuation of financial instruments

The Group has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme distributes responsibilities between two independent divisions inside the Bank: Treasury (development, marketing and daily management of financial products) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, policies of operation approval, management of market risk and implementation of fair value adjustment policies).

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

Set forth below are the financial instruments at fair value whose measurements were based on other than quoted prices on active markets at December 31, 2012 and 2013.

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2012			Using Internal Models at 12/31/2013			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	79,891	777	80,668	72,637	899	73,536

Debt instruments	-	777	777	-	899	899	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,892	-	1,892	3,507	-	3,507	Black-Scholes model with analytic method	Interest rate yield curves and implied volatility surface

Market index options:	1,433	-	1,433	373	-	373

European, composite, quanto and Asian strike options	1,138	-	1,138	348	-	348	Black-Scholes model with analytic method and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Barrier options	87	-	87	25	-	25	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, and dividends estimation
Rainbow options	208	-	208	-	-	-	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	130	-	130	154	-	154

American forwards	15	-	15	1	-	1	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	115	-	115	153	-	153	Black-Scholes model with analytic method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	74,831	-	74,831	67,217	-	67,217	Present value (analytic method)	Interest rate yield curves

Market index futures	90	-	90	159	-	159	Present value (analytic method)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	8	-	8	20	-	20	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	1,507	-	1,507	1,207	-	1,207	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	63,168	-	63,168	86,361	-	86,361

Loans and advances to credit institutions – Repurchase agreements	59,963	-	59,963	70,594	-	70,594	Present value (analytic method)	Interest rate yield curves

Loans and advances to customers – Repurchase agreements	3,205	-	3,205	15,767	-	15,767	Present value (analytic method)	Interest rate yield curves

Financial assets available-for-sale:	-	-	-	70	-	70

Equity instruments	-	-	-	70	-	70	Other	Value of shareholders’ equity

Hedging derivatives:	300	-	300	300	-	300

Swaps	300	-	300	300	-	300	Present value (analytic method)	Interest rate yield curves

	143,359	777	144,136	159,368	899	160,267

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2012			Using Internal Models at 12/31/2013			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	140,581	-	140,581	123,427	-	123,427

Trading derivatives:

Interest rate options	3,284	-	3,284	4,603	-	4,603	Black-Scholes model with analytic method	Interest rate yield curves and implied volatility surface

Market index options:	902	-	902	101	-	101

European, composite, quanto and Asian strike options	902	-	902	101	-	101	Black-Scholes model with analytic method and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	145	-	145	281	-	281

American forwards	11	-	11	3	-	3	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	134	-	134	278	-	278	Black-Scholes model with analytic method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	70,438	-	70,438	64,074	-	64,074	Present value (analytic method)	Interest rate yield curves

Index and securities futures	158	-	158	364	-	364	Present value (analytic method)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	1,348	-	1,348	919	-	919	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	1,332	-	1,332	1,121	-	1,121	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	62,974	-	62,679	51,964	-	51,964	Present value (analytic method)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	71,192	-	71,192	76,025	-	76,025

Deposits from Central Bank – Reverse repurchase agreements	-	-	-	18,512	-	18,512	Present value (analytic method)	Interest rate yield curves

Deposits from credit institutions – Reverse repurchase agreements	19,603	-	19,603	7	-	7	Present value (analytic method)	Interest rate yield curves

Customer deposits – Reverse repurchase agreements	51,589	-	51,589	57,506	-	57,506	Present value (analytic method)	Interest rate yield curves

Hedging derivatives:	1,637	-	1,637	1,392	-	1,392

Swaps	1,637	-	1,637	1,392	-	1,392	Present value (analytic method)	Interest rate yield curves
	213,410	-	213,410	200,844	-	200,844

Some of the instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

The measurements derived using the valuation techniques might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

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

-
Trading derivatives. This category includes equity security options. OTC European Equity Options on Cemex’s ADR (NYSE: CX) and are classified within Level 3 because the implied volatility is unobservable due to their long-term maturities (average implied volatilities are quoted up to one to two years). These instruments are valued using the Black-Scholes valuation model. These options were canceled in February 2012.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2011	959	-	959
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	(93)	(194)	(287)
Purchases	-	840	840
Sales	-	-	-
New issuances	-	-	-
Settlements	(105)	-	(105)
Balance at December 31, 2011	761	646	1,407
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	291	(1,518)	(1,227)
Purchases	-	872	872
Sales	(187)	-	(187)
New issuances	-	-	-
Settlements	(88)	-	(88)
Balance at December 31, 2012	777	-	777
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	219	-	219
Purchases	-	-	-
Sales	(15)	-	(15)
New issuances	-	-	-
Settlements	(82)	-	(82)
Balance at December 31, 2013	899	-	899

Liabilities
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2011	-	-	-
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	(712)	(712)
Purchases	-	-	-
Sales	-	1,462	1,462
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2011	-	750	750
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	(1,760)	(1,760)
Purchases	-	-	-
Sales	-	1,010	1,010
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2012	-	-	-
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2013	-	-	-

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2013 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair Value	Valuation technique	Significant Unobservable input	Range of estimates (weighted-average) for unobservable input	Fair value measurement sensitivity to unobservable inputs
Convertible bonds issued by Cemex	899	Local volatility model with partial differential equation method	Long-term implied volatility	30-46% (36.7%)	A significant increase in volatility would result in a lower fair value.

Although the Group believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2013, the effect on consolidated profit of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2013
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	14	(13)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are conservative, but reasonably possible.

The least favorable scenario assumed the following:

-
The volatility of the underlying asset of the convertible bond at its maturity moved from 38.30% to 42.90%. The volatility used as input for the internal model (38.30%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 38.30% to 33.71%.

Sensitivity analysis

As an alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2013, including all financial instruments in the trading and banking books positions of the Group are as follows:

	Average	High	Low	12/31/2013

All financial instruments	150.54	349.61	107.27	349.61
By category:
Instruments sensitive to interest rate	151.31	348.29	115.66	348.29
Instruments sensitive to equity market prices	19.48	27.68	10.77	17.54
Instruments sensitive to foreign currency exchange rates	10.91	18.68	3.47	4.04
Instruments sensitive to volatility movements	20.52	24.63	17.12	22.50

The Group’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

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

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.
There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

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

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Group’s consolidated balance sheet; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, global master repurchase agreements, and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under ISDA master netting agreements in certain circumstances – e.g. when a credit event such as a default occurs – all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

Repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting agreements.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

•	Derivatives;

•	Repurchase agreements and reverse repurchase agreements; and

•	Securities lending and borrowing agreements.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2012

				Related amounts not offset in the consolidated balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated balance sheet	Net amounts of financial assets presented in the consolidated balance sheet	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount	Financial assets not in scope of offsetting disclosures

Derivative financial assets	73,078	-	73,078	(61,235)	(2,012)	9,831	7,174

Repurchase agreements	6,600	-	6,600	(6,600)	-	-	56,568

Total	79,678	-	79,678	(67,835)	(2,012)	9,831	63,742

As at December 31, 2013

				Related amounts not offset in the consolidated balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated balance sheet	Net amounts of financial assets presented in the consolidated balance sheet	Financial instruments (including non-cash collateral)	Cash collateral received	Net amount	Financial assets not in scope of offsetting disclosures

Derivative financial assets	69,270	-	69,270	(59,472)	(2,650)	7,148	3,951

Repurchase agreements	-	-	-	-	-	-	86,361

Total	69,270	-	69,270	(59,472)	(2,650)	7,148	90,312

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2012

				Related amounts not offset in the consolidated balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated balance sheet	Net amounts of financial liabilities presented in the consolidated balance sheet	Financial instruments (including non-cash collateral)	Cash collateral provided	Net amount	Financial liabilities not in scope of offsetting disclosures

Derivative financial liabilities	76,569	-	76,569	(61,235)	(4,833)	10,501	3,195

Reverse repurchase agreements	6,600	-	6,600	(6,600)	-	-	64,592

Short positions (securities lending and borrowing agreements)	-	-	-	-	-	-	-

Other financial instruments	-	-	-	-	-	-	55,794

Total	83,169	-	83,169	(67,835)	(4,833)	10,501	123,581

As at December 31, 2013

				Related amounts not offset in the consolidated balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated balance sheet	Net amounts of financial liabilities presented in the consolidated balance sheet	Financial instruments (including non-cash collateral)	Cash collateral provided	Net amount	Financial liabilities not in scope of offsetting disclosures

Derivative financial liabilities	70,925	-	70,925	(59,472)	(8,463)	2,990	2,240

Reverse repurchase agreements	-	-	-	-	-	-	76,025

Short positions (securities lending and borrowing agreements)	-	-	-	-	-	-	-

Other financial instruments	-	-	-	-	-	-	51,964

Total	70,925	-	70,925	(59,472)	(8,463)	2,990	130,229

g)	Impairment of financial assets

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

With regard to uncollected accrued interest on impaired loans, the Group creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

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

When the loan is written off, the loan balance and its corresponding allowance for impairment losses are removed from the consolidated balance sheet with no resulting impact on the consolidated net income of the Group.

Loans and the related allowance for impairment losses are normally written off considering the following:

-
Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (“SMEs”) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

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

Impairment losses resulting from insolvency of the customers (“credit risk”) are recognized:

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

Non retail portfolio comprises commercial loans and public sector loans (see Note 12).

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

Loans and receivables that are not in arrears but for which there are reasonable doubts as to their repayment in accordance with contractual terms due to other circumstances are individually assessed for impairment. An allowance for impairment losses is recognized for the difference between the carrying amount of the loans and receivables and the net present value of estimated cash flows without considering guarantees or collateral provided.

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

The methodology for determining the allowance for impairment losses seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been identified as impaired, but that the Group estimates based on its past history and specific facts that will arise in the one-year period following the reporting date. That is called inherent losses in the context of the Group’s internal models in which impairment losses are calculated.

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

The retail portfolio comprises loans to SMEs, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans (see Note 12).

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

In addition to the allowance for impairment losses on loans and receivables, the Group also estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available lines of credit cards and non-revolving consumer loans. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

Allowance for impairment losses related to the loan portfolio is reported as a reduction to the carrying amount of the loans and receivables whereas the provision for unfunded lending commitments is reported separately as liabilities on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement as Impairment losses on financial assets (net) – Loans and receivables and Provisions (net), respectively.

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

Repurchase agreements are designated as financial instruments at fair value through profit or loss when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

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

In determining whether a sale and leaseback transaction results in an operating lease, the Group analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

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

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-
If it is attributable to specific and identifiable assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

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

-
Provisions for off-balance sheet risk: include the amount of the provisions made to cover obligations arising as the result of those transactions in which the Group guarantees the obligations of a third party arising as a result of financial guarantees granted or other contracts and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit cards and non-revolving consumer loans, which are irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: include the amount of other provisions recognized by the consolidated entities (see Note 24).

n)	Litigation and/or claims in process

At the end of 2012 and 2013, certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 24).

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

Share-based payments are discussed in Note 42.b and c.

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

The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

r)	Post-employment benefits

See Note 24.c.

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

t)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2011, 2012 and 2013 year-end is provided in Note 45.

u)	Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with Central Bank in the consolidated balance sheet.

• Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

v)	Consolidated income statement and other comprehensive income

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.
The net amount of the income and loss items recognized directly to consolidated equity under “Valuation Adjustments” that will be reclassified subsequently to net profit when certain conditions are met.

c.	The net amount of the income and loss items recognized directly to consolidated equity under “Valuation Adjustments” that will not be reclassified subsequently to net profit.

d.
The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

w)	Consolidated statement of changes in stockholders’ equity

This statement presents all the changes in equity, including those arising from changes in accounting policies.

Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a. Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b. Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c. Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3.   Significant events

The following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions undertaken by the Group over the last three years:

3.1	Sale of Seguros Santander to Zurich

During 2010, the Group initiated and completed a strategic project to separate the insurance activity integrated in connection with a global strategy adopted by Santander Group in Spain. Banco Santander (Spain) and the insurance company Zurich Financial Services Group (hereinafter, “Zurich”), reached an agreement to form a strategic alliance that will boost the insurance banking in five key markets for Banco Santander (Spain) in Latin America. Banco Santander (Spain) formed a holding company named Inversiones ZS America SPA (hereinafter “Inversiones ZS America”) that contains the insurance entities in Latin America. Zurich acquired 51% of the equity of Inversiones ZS America and is responsible for managing the companies. Banco Santander (Spain) holds 49% of the equity of such holding company and signed a distribution agreement for the sale of insurance products in each country for a 25 year period. The sale was completed in November 2011.

For additional breakdown of items presented under discontinued operations, please refer to Note 33.

3.2 Sale of Gestión Santander

On May 30, 2013, Banco Santander (Spain) signed an agreement with Warburg Pincus and General Atlantic to strengthen its fund management division. Under this agreement, Warburg Pincus and General Atlantic jointly acquired a 50% equity stake in Santander Asset Management UK Holdings Ltd. ("Santander Asset Management"). Santander Asset Management is a holding entity that integrates several companies related with these activities in 11 countries, mainly in Europe and Latin America. The remaining 50% equity stake in Santander Asset Management is owned by Banco Santander (Spain). This transaction resulted in the sale of the Group’s 100% equity stake in Gestión Santander, S.A. de C.V., ("Gestión Santander") to Santander Asset Management. Additionally, the Group has signed exclusive long-term distribution contracts so the Bank and Casa de Bolsa Santander, S.A. de C.V. would continue to offer mutual funds managed by Gestión Santander following the divestiture. Under this contract, the Group will receive commission income for distribution of funds.

On December 5, 2013, the Group completed the sale of its 100% equity stake in Gestión Santander. For additional breakdown of items presented under discontinued operations, please refer to Note 33.

3.3 Acquisition of the GE Capital mortgage business in Mexico

This transaction is explained in Note 4.

3.4 Acquisition of ING mortgage business in Mexico

This transaction is explained in Note 4.

3.5 Agreement with Fibra Uno

This transaction is explained in Note 15.a.

3.6 Global public offering of shares

On July 26 2012, the Board of Directors approved the global public offering of shares, consisting of the simultaneous public offering of: (i) units in Mexico in accordance with the CNBV, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 of the United States of America (USA).

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

3.7 Senior debt offering

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

3.8 Subordinated debt offering

On December 27, 2013, the Bank completed the placement of debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 with a 10 year maturity with option to be prepaid in year 5. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933 of the United States of America. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments will bear interest at an initial rate of 5.95% a year during the first 5 years.

The main features of this issue are explained in Note 21.

3.9 Mexican real estate sector

During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to the workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican home builders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

As of December 31, 2013 the loan portfolio of the Group with the three principal Mexican real estate companies amounted to $5,140 million pesos, which represents 1.34% of loans and advances to customers and 0.60% of the total assets of the Group, of which $4,265 million pesos are impaired. As of December 31, 2013, the Group has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio. In addition to the allowance for impairment losses mentioned above, the Group also has real estate security interests to withstand an event of default and therefore avoid material losses.

3.10 Tax reforms

In December 2013, the Mexican government enacted several tax reforms that are effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax Law and to the Mexican Federal Tax Code. The tax reforms also abolished the Business Flat Tax Law and the Tax on Cash Deposits.

Please refer to Note 26 for more information regarding the impact of these tax reforms.

4.   Business combination

Acquisition of the GE Capital mortgage business in Mexico

On April 29, 2011 (the “Closing Date”), the Group closed the acquisition of the residential mortgage business of GE Capital Corporation and its subsidiaries in Mexico, after fulfilling all of the necessary conditions under the purchase agreement dated as of December 23, 2010. This transaction involved the acquisition of four entities (“GE México”), together with other assets related to the mortgage business. The net assets acquired amount to 21,463 million pesos which includes a loan portfolio with an unpaid principal balance of 21,974, and an estimated fair value of 19,240 million pesos. A loan portfolio of approximately 2,514 million pesos was expected to be uncollectible at the time of the acquisition. These entities and the related assets were acquired by the Group and are today established as subsidiaries. This transaction involved the payment of 2,042 million pesos for the equity, plus the payment of 21,009 million pesos to replace the funding previously provided by GE Capital Corporation.

During April 2012, management finalized its estimates with respect to the fair values of the assets and liabilities acquired in the business combination. These adjustments have been included in the values presented on the table below. Acquired intangible assets consisting of established customer relationships and noncompete agreements were not recognized due to immateriality. The recognition of the acquisition date assets and liabilities of Santander Hipotecario, S.A. de C.V. (“Santander Hipotecario”) (formerly GE Consumo México, S.A. de C.V.) resulted in goodwill of 1,588 million pesos, which consists largely of the profit generating potential of the mortgage business acquired.

Fair values of the identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

Assets:
Cash and cash equivalents	205
Loans and other receivables	19,240
Foreclosed assets	81
Accounts receivable	934
Other assets	615
Deferred tax asset	710
21,785
Liabilities:
Other liabilities	(322)
Net assets acquired (*)	21,463
Non-controlling interest	-
Cost of investment (*)	23,051
Goodwill at April 29, 2011	(1,588)

(*)	As of December 31, 2013 the measurement period for this business combination has been completed.

GE México contributed 464 million pesos and 192 million pesos of after-tax profit to the Group’s consolidated income statement for the year ended December 31, 2011. If the acquisition had been effective as of January 1, 2011, the effect on the Group’s net revenues and after- tax profit in 2011 would have been 520 million.

Further, the purchase agreement provides that GE Capital Corporation must indemnify the Group for certain matters relating to the period prior to the Closing Date. In particular, GE Capital Corporation indemnifies the Group, exclusively, with respect to certain tax loss carryforwards totaling as of the purchase date 1,098 million pesos, which as of December 31, 2012 and 2013 are considered to be an indemnification asset by management of the Group, given the GE Capital Corporation indemnity obligation. As of December 31, 2012 and 2013, this indemnification asset amounts 998 million pesos and 849 million pesos, respectively. The purchase agreement also provides an aggregate limitation on GE Capital´s indemnification obligation of 25,000 million pesos.

Acquisition of ING mortgage business in Mexico

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada (“ING Hipotecaria”), a subsidiary of ING Group. ING Hipotecaria provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico. The acquisition is expected to generate operating synergies and contribute favorably to our overall performance once ING Hipotecaria has been fully integrated.

The net assets acquired amount to 395 million pesos which includes a loan portfolio with an unpaid principal balance of 11,237, and an estimated fair value of 10,772 million pesos. Loan portfolio of approximately 363 million pesos was expected to be uncollectible at the time of the acquisition. This entity was acquired by the Group and is today established as a subsidiary. The purchase consideration consisted of a cash payment of 541 million pesos for the equity.

On December 13, 2013 ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada ("Santander Vivienda") (formerly ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada). In February 2014, Santander Vivienda obtained the permits required to change his legal name.

The Group is in process of concluding its analysis to identify and measure the assets acquired and liabilities assumed, as the case may be, in accordance with IFRS 3 “Business Combinations”, which will be completed within 12 months of the acquisition date. The recognition of the acquisition date assets and liabilities of Santander Vivienda resulted in goodwill of 146 million pesos, which consists largely of the profit generating potential of the mortgage business acquired.

Fair values of the identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

Assets:
Cash and cash equivalents	459
Loans and other receivables	11,160
Foreclosed assets	209
Accounts receivable	97
Other assets	586
12,511
Liabilities:
Other liabilities	(12,116)
Net assets acquired	395
Non-controlling interest	-
Cost of investment	541
Goodwill at November 29, 2013	(146)

Since the acquisition date, Santander Vivienda has contributed 42 million pesos of net interest income and 34 million pesos of after-tax loss to the Group’s consolidated income statement for the year ended December 31, 2013. If the acquisition had been effective as of January 1, 2013, the effect on the Group’s net interest income in 2013 would have been 278 million pesos. Santander Vivienda had an after- tax loss of 121 million pesos in 2013.

 Distribution of the Group's profit and Earnings per share

5.1 Distribution of the Group's profit

The distributions of the Group's net profit for the years ended December 31, 2012 and 2013 approved by the Board of Directors during the annual general meetings are as follows:

	2012 (as previously presented)	2012 (as restated)	2013

Consolidated profit of the year	17,415	17,444	14,281
Dividends declared against consolidated profit of the previous year	7,300	7,300	20,850
Dividend per share (pesos)	1.08	1.08	3.08
Date of payment	09/13/2012	09/13/2012	08/30/2013 and 12/27/2013

5.2	Earnings per share from continuing operations and discontinued operations

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29(a)), excluding the average number of treasury shares, if any, held in the year.

Accordingly:

	2011 (as previously presented)	2011 (as restated)	2012 (as previously presented)	2012 (as restated)	2013

Profit attributable to the Parent	17,770	17,770	17,414	17,443	14,279
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	4,260	4,352	-	132	1,938
Profit from continuing operations (net of non-controlling interests)	13,510	13,418	17,414	17,311	12,341
Weighted average number of shares outstanding (*)	6,786,394,913	6,786,394,913	6,782,806,506	6,782,806,506	6,773,811,703
Adjusted number of shares	6,786,394,913	6,786,394,913	6,782,806,506	6,782,806,506	6,773,811,703
Basic earnings per share (pesos)	2.62	2.62	2.57	2.57	2.11
Basic earnings per share from discontinued operations (pesos)	0.63	0.64	-	0.02	0.29
Basic earnings per share from continuing operations (pesos)	1.99	1.98	2.57	2.55	1.82

(*) As of December 31, 2013, the issued number of shares has been adjusted with the treasury shares to calculate the weighted average number of shares.

5.3	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects of potential shares (share options, warrants and convertible debt instruments). There are no potentially dilutive shares for the years ended December 31, 2011, 2012 or 2013.

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

During 2011, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 7 million pesos, 10 million pesos during 2012 and 13 million pesos during 2013, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensations and benefits generated during 2011 to executive officers amounted to 268 million pesos, 399 million pesos during 2012 and 329 million pesos during 2013. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. Also, the amount paid at December 31, 2012 includes a fixed fee in connection with the closing of the global public offering. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 383 million pesos at December 31, 2012 and 393 million pesos at December 31, 2013.

d)	Global Program

The Group has acceded to a variable compensation plan launched by Banco Santander (Spain) and for a number of officials of the Group to continue with the policy of permanent stimulus driven in 2008. The Plan is implemented through the granting of a determined number of shares of Banco Santander (Spain), based on the extent to which the Group achieves a series of commercial and institutional objectives (see Note 42.b.).

e)	Local Program

The Group established a share-based payment plan for its executives. These payments will be settled through equity instruments and are recognized according to their fair value at grant date. Details regarding the determination of the fair value of transactions involving share-based payments settled through equity instruments are presented in Note 42.c.

f)	Loans to executive officers

The loans conferred to executive officers amount to 85 and 84 million pesos as of December 31, 2012 and 2013, respectively.

7.   Cash and balances with Central Bank

The breakdown by type of balances of Cash and balances with Central Bank is as follows:

	12/31/2012	12/31/2013

Cash	16,967	16,954
Central Bank compulsory deposits	31,320	31,320
Deposits in Central Bank	7	1,326
Accrued interest	103	81
	48,397	49,681

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets.

Note 45.a. includes a breakdown of the remaining maturity of Cash and balances with Central Bank and of the related average interest rates. The compulsory deposits required by Central Bank have an indefinite term.

8.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2012	12/31/2013

Classification:
Other financial assets at fair value through profit or loss	59,963	70,594
Loans and receivables	51,871	51,246
	111,834	121,840
Type:
Reciprocal accounts	1,467	9,997
Time deposits	115	101
Guarantee deposits - Collateral delivered for OTC transactions (Note 32)	17,285	15,272
Repurchase agreements	59,963	70,594
Call money transactions granted	26,822	17,560
Other accounts	6,182	8,316
	111,834	121,840
Currency:
Peso	87,777	105,176
US Dollar	23,648	16,584
Other currencies	409	80
	111,834	121,840

As of December 31, 2012 and 2013, the Time deposits include 113 million pesos and 101 million pesos related to deposits that the Group holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 2 business days. As of December 31, 2012 and 2013, these transactions are as follows:

	Days	Interest Rate	12/31/2012

Mexican financial institutions	2	4.30% - 4.50%	13,208
Foreign financial institutions	2	0.03% - 0.19%	13,614
			26,822

	Days	Interest Rate	12/31/2013

Mexican financial institutions	2	3.5%	17,560
			17,560

As of December 31, 2012 and 2013, 832 million pesos and 812 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and they are considered as restricted assets within Loans and advances to credit institutions (see Note 32).

As of December 31, 2012 and 2013, 17,285 million pesos and 15,272 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and they are considered as restricted assets within Loans and advances to credit institutions (see Note 32).

Note 45.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions.

 Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2012	12/31/2013

Classification:
Financial assets held for trading	105,832	98,640
Available-for-sale financial assets	47,332	61,423
Loans and receivables	5,463	5,659
	158,627	165,722
Type:
Mexican government debt securities	150,380	140,997
Of which:
Collateral delivered for OTC transactions (Note 32)	1,100	169
Foreign government debt securities	124	13,441
Of which:
Brazilian Government Notes	63	1,651
US Government Treasury Bills (TBILLS)	61	11,790
Debt securities issued by financial institutions	1,859	3,443
Other debt securities	6,264	7,841
	158,627	165,722
Currency:
Peso	154,482	146,815
US Dollar	4,082	16,118
Other currencies	63	2,789
	158,627	165,722

As of December 31, 2012 and 2013, 1,100 million pesos and 169 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and they are considered as restricted assets within Debt instruments (see Note 32).

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2012	12/31/2013

Federal Treasury Securities (CETES)	39,482	35,796
United Mexican States Bonds (UMS)	143	333
Federal Mexican Government Development Bonds (BONDES)	15,768	13,293
M and M10 Mexican Government Bonds	8,622	10,924
Mexican Bank Saving Protection Bonds (BPATs)	22,848	22,382
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	16,248	10,698
Other Mexican Government debt securities	458	457
Brazilian Government Notes	63	-
US Government Treasury Bills (TBILLS)	61	15
Other debt securities	2,139	4,742
	105,832	98,640

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2012	12/31/2013

United Mexican States Bonds (UMS)	2,264	1,987
Federal Mexican Government Development Bonds (BONDES)	12,217	3,131
M, M3 and M5 Mexican Government Bonds	15,626	26,558
Mexican Bank Saving Protection Bonds (BPATs)	6,285	5,019
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	4,956	4,760
US Government Treasury Bills (TBILLS)	-	11,775
Brazilian Government Notes		1,651
Other debt securities	5,984	6,542
	47,332	61,423
Of which:
Before allowance for impairment losses	47,332	61,423
Allowance for impairment losses	-	-
	47,332	61,423

The breakdown by issuer rating of Debt instruments at December 31, 2012 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	5,727	148,039	153,766	96.94%
BBB	1,619	2,465	4,084	2.57%
Below BBB	777	-	777	0.49%
	8,123	150,504	158,627	100%

The breakdown by issuer rating of Debt instruments at December 31, 2013 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	6,852	152,118	158,970	95.93%
BBB	3,218	2,320	5,538	3.34%
BB	314	-	314	0.19%
Below BB	900	-	900	0.54%
	11,284	154,438	165,722	100%

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2012	12/31/2013

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,246	2,317
Special CETES - support program for housing loan debtors	3,217	3,342
	5,463	5,659

Type :
Unquoted in an active market	5,463	5,659
Of which:
Before allowance for impairment losses	5,463	5,659
Allowance for impairment losses	-	-
	5,463	5,659

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2011	2012	2013

Beginning balance	59,635	61,416	47,332
Transfer to non-current assets held for sale	-	-	-
Transfer from financial assets held for trading	11,580	-	-
Net additions/(disposals)	(9,691)	(14,401)	15,697
Valuation adjustments	(112)	249	(1,515)
Amounts transferred to consolidated income statement	4	68	(91)
Balance at year end	61,416	47,332	61,423

As of December 31, 2012 and 2013, 7,805 million pesos and 8,207 million pesos, respectively, of Mexican government securities (M Bonds, M10 Bonds, BONDES, UDIBONDS and UMS) and other debt securities, have been pledged in connection with repurchase agreements operations, and they are considered as restricted assets within Available-for-sale – Debt instruments.

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

The historical cost of the transferred securities was 10,688 million pesos and fair value at the date of the transfer of 11,580 million pesos. The breakdown of the securities transferred is presented below:

	Number of Titles	Interest Rate	Fair Value

Petroleos Mexicanos Bonds	33,719,259	1.56% - 5.54%	5,800
United Mexican States Bonds (UMS)	116,916	2.45%	2,402
Federal Mexican Government Development Bonds (BONDES)	422,239,039	5.44%	3,378
			11,580
Of which:
Peso	455,846,710		7,381
Other currencies	228,504		4,199
			11,580

Note 28.a. includes a breakdown of the valuation adjustments recognized in equity of Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2012 and 2013 and during 2011, 2012 and 2013, the Group has not recognized any impairment in the Available-for-sale – Debt Instruments (see Note 28).

d)	Other information

Note 44.a. contains a breakdown of the residual maturity periods of Available-for-sale – Debt Instruments and the related average interest rates.

10. Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2012	12/31/2013

Classification:
Financial assets held for trading	12,466	5,346
Available-for-sale financial assets	186	102
Of which:
Others	186	102
Of which:
Before allowance for impairment losses	186	102
Allowance for impairment losses	-	-
	12,652	5,448
Type:
Shares of Mexican companies	9,761	4,737
Shares of foreign companies	2,891	711
	12,652	5,448

As of December 31, 2012 and 2013, 817 million pesos and 323 million pesos, respectively, of equity instruments, have been pledged in connection with derivatives traded in organized markets, and they are considered as restricted assets within Financial assets held for trading (see Note 32).

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2011	2012	2013

Beginning balance	791	166	186
Transfer to non-current assets held for sale	-	-	(97)
Net additions /(disposals)	(227)	6	23
Valuation adjustments	13	14	3
Amounts transferred to consolidated income statement	(411)	-	(13)
Balance at year – end	166	186	102

Note 28.a. includes a breakdown of the valuation adjustments recognized in equity on Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2012 and 2013 and during 2011, 2012 and 2013, the Group has not recognized any impairment in the Available-for-sale – Equity Instruments.

11. Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 32):

	12/31/2012		12/31/2013
	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	50,408	48,132	44,587	44,616
Currency risk	27,969	28,474	27,566	26,424
Market price risk	1,575	1,521	768	733
	79,952	78,127	72,921	71,773

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2012	12/31/2013

Securities loans:
Debt instruments	6,558	11,947
Equity instruments	295	392

Short sales:
Debt instruments (*)	56,121	52,087
	62,974	64,426
(*)    These figures include financial liabilities arising from the outright sale of financial assets acquired under repurchase agreements of 55,794 million pesos and 51,964 million pesos as of December 31, 2012 and December 31, 2013, respectively.

12. Loans and advances to customers

a)	Breakdown

The breakdown by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2012	12/31/2013

Other financial assets at fair value through profit or loss	3,205	15,767
Loans and receivables	345,702	384,752
	348,907	400,519
Of which:
Before allowance for impairment losses	358,294	414,283
Allowance for impairment losses	(9,387)	(13,764)
	348,907	400,519

As of December 31, 2012 and 2013, 2,346 million pesos and 2,209 million pesos, respectively, of loans and advances to customers, have been pledged in connection with derivatives traded in organized markets, and they are considered as restricted assets within Loans and advances to customers (see Note 32).

Note 45.a. contains a breakdown of the remaining maturity of Loans and receivables and of the related average interest rates.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Group's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2012	12/31/2013

By loan type:
Commercial, financial and industrial loans	177,890	191,149
Public sector loans	38,732	37,387
Mortgage loans	69,818	88,269
Repurchase agreements	3,205	15,767
Installment loans to individuals-
Revolving consumer credit card loans	35,481	38,450
Non revolving consumer loans	25,839	28,086
Impaired loans	7,329	15,175
	358,294	414,283
By borrower sector:
Public sector	38,732	37,387
Individuals	136,556	161,657
Communications and transportation	11,121	12,437
Construction	36,273	32,707
Manufacturing	41,892	45,816
Services	79,751	108,991
Tourism	5,529	7,218
Other sectors	8,440	8,070
	358,294	414,283
By geographical area:
Mexico	358,294	414,283
	358,294	414,283
By interest rate:
Fixed rate	137,862	169,492
Floating rate	220,432	244,791
	358,294	414,283

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2011	2012	2013

Beginning balance	(7,558)	(7,247)	(9,387)

Impairment losses on financial assets – Loans and receivables (*)	(6,620)	(10,338)	(16,888)
Of which:
Individually assessed	(1,261)	(1,166)	(5,331)
Collectively assessed	(5,359)	(9,172)	(11,557)

Others	13	(12)	(19)

Write-off of impaired balances against recorded allowance for impairment losses	6,918	8,210	12,530
Balance at year-end	(7,247)	(9,387)	(13,764)

Of which:
By method of assessment:
Individually	(2,913)	(2,608)	(5,147)
Collectively	(4,334)	(6,779)	(8,617)
By geographical location of risk:
Mexico	(7,247)	(9,387)	(13,764)
By classification of assets:
Loans and advances to customers	(7,247)	(9,387)	(13,764)

(*) The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries and legal expenses in the amount of 1,185 million pesos in 2011, 1,368 million pesos in 2012 and 1,983 million pesos in 2013.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2011	2012	2013

Beginning balance	5,004	6,382	7,329
Additions	12,809	15,523	26,409
Transfers to performing loans	(4,513)	(6,366)	(6,033)
Written-off assets	(6,918)	(8,210)	(12,530)
Balance at year-end	6,382	7,329	15,175

The breakdown at December 31, 2012 is as follows:

	With no Past-Due Balances or Less than 3	With Balances Past Due by
	Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total
By type of loan:
Commercial, financial and industrial loans	621	561	165	49	516	1,912
Mortgage loans	674	629	355	315	499	2,472
Installment loans to individuals
Of which:
Revolving consumer credit card loans	455	1,037	-	-	-	1,492
Non-revolving consumer loans	501	901	38	8	5	1,453
	2,251	3,128	558	372	1,020	7,329

The breakdown at December 31, 2013 is as follows:

	With no Past-Due Balances or Less than 3	With Balances Past Due by
	Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total
By type of loan:
Commercial, financial and industrial loans	2,654	2,153	2,323	749	446	8,325
Mortgage loans	773	770	537	441	1,069	3,590
Installment loans to individuals
Of which:
Revolving consumer credit card loans	875	457	-	-	-	1,332
Non-revolving consumer loans	841	1,072	7	2	6	1,928
	5,143	4,452	2,867	1,192	1,521	15,175

e) Renegotiated loans

Renegotiated loans includes renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Year Ended 12/31/2011				For the Year Ended 12/31/2012				For the Year Ended 12/31/2013
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	13,444	15	148	13,607	9,371	-	483	9,854	1,378	-	307	1,685
Mortgage loans	11	-	4	15	3	-	5	8	-	-	-	-
Installment loans to individuals	1,352	-	92	1,444	1,137	-	278	1,415	1,314	-	207	1,521
Total	14,807	15	244	15,066	10,511	-	766	11,277	2,692	-	514	3,206
Percentage	98%	0%	2%	100%	93%	0%	7%	100%	84%	0%	16%	100%

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

-
Mortgage loans – Renegotiation programs consist mainly of extended payment terms offered to the borrower, as modifications of other contractual terms generally result in high operational costs, such as notary and legal expenses. There are two options in place: (a) borrowers can either defer up to six overdue payments to the last period of the loan term, or (b) reduce up to 12 loan amortization payments of principal by a maximum of 50% of the loan payments, with the overdue principal being deferred and paid at a later date.

-
Installment loans to individuals – The renegotiation programs offered in this portfolio generally a) convert the revolving consumer credit card loans to installment arrangements, or b) depending on customer risk, profile and other factors, lower the applicable interest rate or extend the payment terms by up to 60 months.

See Note 48 (4.4.6 Recovery Management) for additional information regarding restructured and refinanced loan portfolios.

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

See Note 48 (4.4.3 Transaction decision-making – Credit risk mitigation techniques) for additional information regarding collaterals.

The breakdown is as follows:

		12/31/2012
	Maximum	Maximum Exposure to Credit Risk (1)				Collaterals		Other Credit Enhancements
	Exposure to Credit Risk	Unsecured		Secured		Cash Collateral Received	Collateralized by Securities	Collection Rights (3)		Real Estate (2)		Guarantees

Financial assets held for trading	185,784	-		-		-	1,100	-		-		-
Other financial assets at fair value through profit or loss	63,168	-		-		-	63,168	-		-		-
Available-for-sale financial assets	47,332	-		-		-	-	-		-		-
Loans and receivables:	412,423	226,953		185,470		20,463		62,671		121,355		33,259
Of which:
Loans and advances to credit institutions	51,871	51,871				18,117	-	-		-		-
Loans and advances to customers	355,089	169,619		185,470		2,346	-	62,671		121,355		33,259
Commercial, financial and industrial loans	179,802	73,419	(4)	106,383	(4)	2,346	-	36,440	(4)	53,718	(4)	32,913	(4)
Public sector loans	38,732	30,614		8,118		-	-	26,231		-		346
Mortgage loans	72,290	1,321	(4)	70,969	(4)	-	-	-		67,637	(4)	-
Installment loans to individuals:
Revolving consumer credit card loans	36,973	36,973		-		-	-	-		-		-
Non-revolving consumer loans	27,292	27,292		-		-	-	-		-		-
Debt instruments	5,463	5,463		-		-	-	-		-		-
Guarantees and loan commitments	50,223	50,223		-		-	-	-		-		-
Available lines of credit cards and non-revolving consumer loans	88,929	88,929		-		-	-	-		-		-
	847,859	366,105		185,470		20,463	64,268	62,671		121,355		33,259

(1)    Relate to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.
(2)    Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)    Public sector loan are guaranteed by Mexican government entities.
(4)    Amounts previously reported in prior year disclosure have been revised to correct for data input errors. Such errors have no impact on amounts reported in the consolidated financial statements.

	12/31/2013
	Maximum	Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	171,561	-	-	-	169	-	-	-
Other financial assets at fair value through profit or loss	86,361	-	-	-	86,361	-	-	-
Available-for-sale financial assets	61,423	-	-	-	-	-	-	-
Loans and receivables:	455,421	239,706	215,715	18,293	-	60,616	149,356	38,564
Of which:
Loans and advances to credit institutions	51,246	51,246	-	16,084	-	-	-	-
Loans and advances to customers	398,516	182,801	215,715	2,209	-	60,616	149,356	38,564
Commercial, financial and industrial loans	199,474	86,461	113,013	2,209	-	22,946	63,398	32,359
Public sector loans	37,387	24,956	12,431	-	-	37,670	-	6,205
Mortgage loans	91,859	1,588	90,271	-	-	-	85,958	-
Installment loans to individuals:
Revolving consumer credit card loans	39,782	39,782	-	-	-	-	-	-
Non-revolving consumer loans	30,014	30,014	-	-	-	-	-	-
Debt instruments	5,659	5,659	-	-	-	-	-	-
Guarantees and loan commitments	55,326	55,326	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	85,317	85,317	-	-	-	-	-	-
	915,409	380,349	215,715	18,293	86,530	60,616	149,356	38,564

(1)    Relate to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.
(2)    Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)    Public sector loan rights are guaranteed by Mexican government entities.

The following table shows additional information regarding recoveries of guarantees related to Commercial loans – Middle-market corporations during the years ended December 31, 2012 and 2013:

Year	Commercial Credit Loans - Middle - Market Corporations	Commercial Credit Loans Secured by Guarantees - Middle - Market Corporations	Loans Secured by Guarantees Ratio	Value of Guarantees Initially Denied during the Year	Non Performing Ratio	Total Recoveries to Date	Recovery Ratio

2012	86,505	26,946	31%	513	1.9%	227	44%(1)
2013	99,143	37,189	38%	195	0.5%	12	6%(2)

(1)	From 12 to 24 months from default (18 months on average)
(2)	From 1 to 12 months from default (6 months on average)

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

Internal Rating	Equivalence with
	Standard &	Moody’s
Poor’s

9.3	AAA	Aaa
9.2	AA+	Aa1
9	AA	Aa2
8.6	AA-	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A-	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB-	Baa3
5	BB+	Ba1
4.4	BB	Ba2
3.9	BB-	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B-	B3
1.6	CCC	Caa1
1	CC	Ca

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

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2012
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	74	334	4,104	5,738	20,751	33,589	44,500	12,521	12,865	6,649	2,313	462	29	-	42	-	-	2,565	146,536
Public sector loans	-	-	-	-	23,835	-	17	4,672	2,833	3,909	3,466	-	-	-	-	-	-	-	-	-	38,732
	-	-	74	334	27,939	5,738	20,768	38,261	47,333	16,430	16,331	6,649	2,313	462	29	-	42	-	-	2,565	185,268

Financial instruments not recognized on the balance sheet:
Guarantees	1,167	-	276	827	820	916	955	6,806	3,468	581	62	-	-	-	-	-	-	-	-	-	15,878
Loan commitments	176	-	-	-	13,457	382	4,264	6,227	5,146	1,218	2,062	1,320	2	-	-	-	-	-	-	-	34,254
	1,343	-	276	827	14,277	1,298	5,219	13,033	8,614	1,799	2,124	1,320	2	-	-	-	-	-	-	-	50,132
	1,343	-	350	1,161	42,216	7,036	25,987	51,294	55,947	18,229	18,455	7,969	2,315	462	29	-	42	-	-	2,565	235,400

	12/31/2013
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	39	770	3,408	8,983	7,963	32,191	48,966	28,069	15,201	5,054	2,506	2,354	134	26	55	-	301	2,044	158,064
Public sector loans	-	-	-	-	23,107	269	-	3,808	2,213	3,966	3,449	675	-	-	-	-	-	-	-	(100)	37,387
	-	-	39	770	26,515	9,252	7,963	35,999	51,179	32,035	18,650	5,729	2,506	2,354	134	26	55		301	1,944	195,451

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	1,421	903	1,415	713	10,354	205	1,439	-	14	-	60	-	-	-	-	-	-	16,524
Loan commitments	-	-	-	96	14,565	961	2,728	6,408	6,510	4,667	1,125	309	1,284	73	-	-	-	-	-	-	38,726
	-	-	-	1,517	15,468	2,376	3,441	16,762	6,715	6,106	1,125	323	1,284	133	-	-	-	-	-	-	55,250
			39	2,287	41,983	11,628	11,404	52,761	57,894	38,141	19,775	6,052	3,790	2,487	134	26	55	-	301	1,944	250,701

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2012
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	31,140	174	30	652	618	63	221	295	73	-	33,266
Mortgage loans	63,263	-	6,863	-	-	679	-	54	17	1,414	72,290
Revolving consumer credit card loans	3,688	-	9,201	19,409	-	3,271	-	1,596	136	(328)	36,973
Non-revolving consumer loans	19,047	-	1,348	4,006	-	1,361	-	709	67	754	27,292
	117,138	174	17,442	24,067	618	5,374	221	2,654	293	1,840	169,821

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	88,929	-	-	-	-	-	-	88,929
Guarantees	-	-	-	-	-	-	-	-	-	5	5
Loan commitments	-	-	-	-	-	-	-	-	-	86	86
	-	-	-	88,929	-	-	-	-	-	91	89,020
	117,138	174	17,442	112,996	618	5,374	221	2,654	293	1,931	258,841

	12/31/2013
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	20,995	7,938	1,995	1,566	4,413	1,783	710	1,913	97	-	41,410
Mortgage loans	64,520	8,560	3,545	2,329	1,319	5,228	1,714	2,358	1,138	1,148	91,859
Revolving consumer credit card loans	4,771	8,748	5,793	4,595	6,801	2,953	3,137	3,059	222	(297)	39,782
Non-revolving consumer loans	3,306	17,801	1,763	1,029	858	530	1,394	2,025	520	788	30,014
	93,592	43,047	13,096	9,519	13,391	10,494	6,955	9,355	1,977	1,639	203,065

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	85,317	-	-	-	-	-	-	85,317
Guarantees	-	-	-	-	-	-	-	-	-	1	1
Loan commitments	-	-	-	-	-	-	-	-	-	75	75
	-	-	-	85,317	-	-	-	-	-	76	85,393
	93,592	43,047	13,096	94,836	13,391	10,494	6,955	9,355	1,977	1,715	288,458

The following is a breakdown of the retail portfolio that is past due but not impaired at December 31, 2012 and 2013, classified by type of loan and by age of the oldest past-due amount:

Portions of the retail portfolio that are past due but not impaired as of December 31, 2012 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	29,956	1,679	730	349	32,714
Mortgage loans	66,455	1,456	1,374	533	69,818
Installment loans to individuals
Of which:
Revolving consumer credit card loans	33,381	997	379	724	35,481
Non-revolving consumer loans	23,442	1,561	482	354	25,839
	153,234	5,693	2,965	1,960	163,852

Portions of the retail portfolio that are past due but not impaired as of December 31, 2013 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	36,717	1,968	819	607	40,111
Mortgage loans	79,602	2,982	4,253	1,432	88,269
Installment loans to individuals
Of which:
Revolving consumer credit card loans	36,578	1,310	562	-	38,450
Non-revolving consumer loans	25,065	1,539	906	576	28,086
	177,962	7,799	6,540	2,615	194,916

g)	Securitization

Loans and advances to customers includes, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 21 details the liabilities associated with these securitization transactions.

2013

Derecognized
Of which:
Securitized mortgage assets	359

Retained on the balance sheet
Of which:
Securitized mortgage assets	-
359

Securitization is used as a tool for diversifying the Group’s liquidity sources. The Group had not performed any securitization in 2011, 2012 and 2013 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13.  Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2012		12/31/2013
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	1	464	76	1,001
Cash flow hedges	299	1,173	224	391
	300	1,637	300	1,392

b)	Quantitative information

Fair value hedges

As of December 31, 2012, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item

Interest Rate Swaps	2,600	2,600	Peso	Loans and receivables
Interest Rate Swaps	5,295	408	US Dollar	Loans and receivables
Cross-Currency Swaps	2,669	206	US Dollar	Loans and receivables

As of December 31, 2013, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item

Interest Rate Swaps	2,891	2,891	Peso	Loans and receivables
Interest Rate Swaps	6,478	495	US Dollar	Loans and receivables
Cross-Currency Swaps	2,183	181	US Dollar	Loans and receivables
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS

These hedging derivatives hedge interest rate risk associated with the hedged items.

The fair value hedges carried out by the Group are extended in certain cases up to the year 2025.

For 2011, 2012 and 2013, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (120) million pesos, (111) million pesos and 119 million pesos, respectively (see Note 39).

For 2011, 2012 and 2013, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 115 million pesos, 88 million pesos and (131) million pesos, respectively (see Note 39).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2012, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item

Interest Rate Swaps	5,590	5,590	Peso	BPATs and BONDES Bonds
Interest Rate Swaps	10,735	10,735	Peso	Central Bank compulsory deposits
Interest Rate Swaps	1,400	1,400	Peso	Unsecured bonds
Cross-Currency Swaps	11,747	905	US Dollar	Loans and receivables
Cross-Currency Swaps	2,074	121	Euro	Loans and receivables
Cross-Currency Swaps	3,630	280	US Dollar	Senior Notes
Cross-Currency Swaps	4,020	825	UDIS	UDIBONDS

As of December 31, 2013, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item

Interest Rate Swaps	2,550	2,550	Peso	BPATs and BPAGs Bonds
Interest Rate Swaps	175	175	Peso	Central Bank compulsory deposits
Cross-Currency Swaps	5,145	366	US Dollar	Loans and receivables
Cross-Currency Swaps	2,149	121	Euro	Loans and receivables
Cross-Currency Swaps	11,907	910	US Dollar	Senior Notes
Forward Fx-EUR	3,642	206	Euro	Loans and receivables
Forward Fx-BRL	1,757	375	Brazilian Real	Brazilian Government Notes
Forward Fx-USD	1,836	134	US Dollar	Brazilian Government Notes

These hedging derivatives hedge interest rate risk, foreign currency risk and inflation risk associated with the hedged items.

As of December 31, 2012 and 2013, included in the balance of Valuation adjustments-Cash flow hedges are 281 million pesos and 155 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of  hedging derivatives for which hedge accounting was discontinued. Such balances are being amortized based on the original term of the forecast transaction. The term of such amortization extends through 2014. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2014 for Central Bank compulsory deposits and BPATs Bonds, up to the year 2016 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Notes and up to the year 2026 for Loans and receivables.

According to IAS 39, in a cash flow hedge the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument shall be recognized in the consolidated income statement. For 2012 and 2013, the amounts of (216) million pesos and 17 million pesos (see Note 39) were recognized in the consolidated income statement under the heading of Gains/(losses) on financial assets and liabilities (net) for the ineffective portion of the cash flow hedges.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2011	2012	2013

Valuation adjustments	996	160	371
Amounts transferred to profit and loss	(1,312)	(1,359)	(470)
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	(1,476)	(1,575)	(453)
Cash flow hedges ineffectiveness (Note 39)	114	216	(17)
Other	50	-	-
	(316)	(1,199)	(99)

The breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	85	217	521	177	1,000
Cash flows to be paid	84	132	544	208	968

Note 45.a. contains a breakdown of the residual maturity periods of hedging derivatives.

14.  Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2012	12/31/2013

Non-current assets held for sale	576	1,100
Of which:
Foreclosed assets	576	1,100
	576	1,100

The total amount of assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

Foreclosed assets

In 2012 and 2013, the Group recognized a gain of 135 million pesos and loss of (16) million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations.

As of December 31, 2012 and 2013, the Group has recognized an impairment of 34 million pesos and 22 million pesos, respectively, under Impairment losses on other assets (net).

To account for the foreclosed assets, the Group initially records the property at the lesser of the net carrying amount of the loan to which the assets relate or the fair value of the foreclosed asset less the estimated selling costs. If the fair value (less selling costs) is lower than the carrying amount of the loan, the difference is recognized in Impairment losses on other assets (net) in the consolidated income statement for the period. Subsequent to initial recognition, the foreclosed asset is measured at the lower of fair value (less selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from valuations performed by qualified professionals.

In 2012 and 2013, none of the sales of these assets were financed by any entity of the Group.

a)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2012	464
Additions	332
Disposals	(186)
Impairment losses	(34)
Balances at December 31, 2012	576
Additions (*)	749
Disposals	(203)
Impairment losses	(22)
Balances at December 31, 2013	1,100
(*) These additions include the additions of 202 million pesos of Non-current assets held for sale - Foreclosed assets originated from the acquisition of Santander Vivienda (Note 4).

15.  Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2012	8,921
Additions	674
Disposals	(2,161)
Balances at December 31, 2012	7,434
Additions (*)	1,303
Disposals	(248)
Balances at December 31, 2013	8,489

Accumulated depreciation:
Balances at January 1, 2012	(3,314)
Additions	(628)
Disposals	621
Balances at December 31, 2012	(3,321)
Additions	(649)
Disposals	248
Balances at December 31, 2013	(3,722)

Balances at December 31, 2012	4,113
Balances at December 31, 2013	4,767
(*) These additions include the net additions of 11 million pesos of Tangible assets originated from the acquisition of Santander Vivienda (Note 4).

As of December 31, 2013, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

In the second quarter of 2012, the Group entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years. This sale was completed in May 2012 for the amount of 3,334 million pesos, which resulted in the recognition of net gains in the amount of 1,730 million pesos (see Note 44), included in Gains/(losses) on disposal of assets not classified as non-current assets held for sale.

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

As of December 31, 2013, the future minimum lease payments required under the Group’s operating leases, are as follows:

	12/31/2013
Operating Lease Due	Fibra Uno	Other operating leases	Total

2014	253	119	372
2015	253	244	497
2016	266	445	711
2017	276	594	870
2018	276	681	957
2019 and thereafter	3,676	1,527	5,203
Total commitments for minimum payments under operating lease	5,000	3,610	8,610

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	4,995	(2,225)	-	2,770
IT equipment and fixtures	695	(479)	-	216
Furniture and vehicles	1,179	(617)	-	562
Others	565	-	-	565
Balances at December 31, 2012	7,434	(3,321)	-	4,113

Buildings	5,721	(2,444)	-	3,277
IT equipment and fixtures	849	(521)	-	328
Furniture and vehicles	1,420	(757)	-	663
Others	499	-	-	499
Balances at December 31, 2013	8,489	(3,722)	-	4,767

16.  Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2012	12/31/2013

Santander Hipotecario (Note 4)	1,588	1,588
Santander Vivienda (Note 4)	-	146
	1,588	1,734

b)	Changes

The changes in Goodwill were as follows:

	12/31/2012	12/31/2013

Beginning balance	1,588	1,588
Additions (Note 4)	-	146
Balance at year-end	1,588	1,734

c)	Impairment test

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the businesses are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis at the end of each reporting period or whenever there is any indication of impairment.

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

The main assumptions used in the calculation of the impairment are as follows:

	Hypotheses (Santander Hipotecario)	Hypotheses (Santander Vivienda)

Basis of valuation	Value in use: discounted cash flows	Value in use: discounted cash flows
Period of projection of cash flows (1)	5 years	5 years
Perpetual cash flow	(2)	(2)
Discount rate (6)	7.79%	8.00%
Of which:
Cost of Equity(3)	13.74%	13.74%
Cost of Debt (4) Equity Structure (5)	7.08% 11% Equity / 89% Debt	7.18% 13% Equity / 87% Debt

(1)
The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

▪	D = Last estimated cash flow,
▪	g = Perpetual growth (0%), and
▪	i = Discount rate.
▪	n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr) where:

▪	Rf = Risk free rate (Average of the Sovereign Mexican Bond – 10 years –) (5.67%),
▪	β = Beta (1.07), and
▪	Pr = Premium Risk (7.40%).

(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Group.

(5)
The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's management in 2013, the Group has not recognized any impairment losses on Goodwill.

17. Intangible assets-Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2012	3,586
Additions	1,108
Disposals	(56)
Balances at December 31, 2012	4,638
Additions	928
Disposals	(114)
Balances at December 31, 2013	5,452

Accumulated amortization and impairment:
Balances at January 1, 2012	(1,712)
Additions	(909)
Disposals	56
Transfer to discontinued operations (Note 33)	(13)
Balances at December 31, 2012	(2,578)
Additions	(971)
Disposals	114
Balances at December 31, 2013	(3,435)
Balances at December 31, 2012	2,060
Balances at December 31, 2013	2,017

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount

Information technology developments	3 years	4,546	(2,486)	-	2,060
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2012		4,638	(2,521)	(57)	2,060

Information technology developments	3 years	5,360	(3,343)	-	2,017
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2013		5,452	(3,378)	(57)	2,017

As of December 31, 2013, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	12/31/2012	12/31/2013

Credit card operating balances	1,043	794
Insurance commission receivables	623	761
Prepayments	731	881
Bank branches operating balances	81	55
Net pension plan assets	54	45
Indemnification asset	998	849
Other	2,712	2,441
	6,242	5,826

19. Deposits from Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	12/31/2012	12/31/2013

Classification:
Other financial liabilities at fair value through profit or loss	19,603	18,519
Financial liabilities at amortized cost	23,334	51,697
	42,937	70,216
Type:
Reciprocal accounts	1,475	11,307
Time deposits	9,578	12,956
Overnight deposits	8,168	4,285
Reverse repurchase agreements	19,603	18,519
Other accounts	4,064	23,122
Accrued interest	49	27
	42,937	70,216
Currency:
Peso	26,220	56,145
US Dollar	16,717	14,070
Other currencies	-	1
	42,937	70,216

Note 45.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Deposits from Central Bank and Deposits from credit institutions.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2012	12/31/2013

Classification:
Other financial liabilities at fair value through profit or loss	51,589	57,506
Financial liabilities at amortized cost	354,508	389,618
	406,097	447,124
Type:
Reverse repurchase agreements	51,589	57,506
Demand deposits:
Current accounts	210,837	257,952
Savings accounts	24	2
Other deposits	11,965	11,579
Of which:
Collateral received for OTC transactions (Note 32)	5,725	4,944
Others	6,240	6,635
Time deposits:
Fixed-term deposits	131,476	119,903
Accrued interest	206	182
	406,097	447,124
Currency:
Peso	378,381	413,723
US Dollar	27,712	33,390
Other currencies	4	11
	406,097	447,124

As of December 31, 2013, customer deposits of 79 million pesos have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of December 31, 2012 and 2013, customer deposits of 5,725 million pesos and 4,944 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 45.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Customer deposits.

21. Marketable debt securities

a)	Breakdown

The breakdown by classification and type of issue of Marketable debt securities is as follows:

	12/31/2012	12/31/2013

Classification:
Financial liabilities at amortized cost	54,703	53,118
	54,703	53,118
Type:
Certificates of deposit (unsecured)	-	6,773
Senior notes	12,756	12,883
Structured bank bonds	1,730	766
Promissory notes	19,907	19,842
Unsecured bonds	20,310	12,568
Mortgage-backed bonds	-	286
	54,703	53,118

Note 45.a. contains a breakdown of the remaining maturities of Marketable debt securities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2012	2013

Beginning balance	23,894	54,703
Issues (*)	1,571,842	1,362,570
Of which:
Certificates of deposit (unsecured)	-	6,773
Senior notes	12,890	119
Structured bank bonds	10,271	17,578
Promissory notes	1,548,681	1,336,827
Unsecured bonds	-	987
Mortgage-backed bonds	-	286
Of which:
Banco Santander (México), S.A.	1,571,842	1,361,297
Santander Vivienda, S.A. de C.V.	-	1,273
Redemptions (*)	(1,540,896)	(1,363,903)
Of which:
Senior notes	(211)	-
Structured bank bonds	(9,678)	(18,336)
Promissory notes	(1,531,001)	(1,336,849)
Unsecured bonds	(6)	(8,718)
Of which:
Banco Santander (México), S.A.	(1,540,896)	(1,363,903)
Accrued interest	(137)	(252)
Balance at year-end	54,703	53,118
(*) Includes foreign exchange effect of marketable debt securities denominated in foreign currency.

c)	Other disclosures

Issuance program

On April 19, 2007, the Board of Directors authorized an issuance program for up to USD 4,000,000,000.

In December 2007, the Commission authorized the issuance of 42,000 million pesos of different types of instruments denominated in pesos, UDIS, euros or U.S. dollars up to 30 years (the General Program). In October 2010, the Board of Directors renewed this authorization.

In January 2011, the General Program was not updated and therefore was canceled. However, the Group currently has issues outstanding, and accordingly, the CNBV authorized a new 10-year program for the issuance of 20,000 million pesos in unsecured bonds and a program for the issuance of 10,000 million pesos in structured bank bonds.

As of December 31, 2012, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Senior notes	12,679	11/09/2022	4.125%
Accrued interest	77
	12,756

Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	06/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	200	05/05/2014	TIIE
Structured bank bonds	57	05/17/2013	TIIE
Structured bank bonds	131	08/26/2015	TIIE
Structured bank bonds	30	12/20/2013	TIIE
Structured bank bonds	13	12/20/2013	TIIE
Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
Structured bank bonds	20	05/14/2013	IPC and BOVESPA
Structured bank bonds	15	11/28/2014	TIIE
Structured bank bonds	13	01/09/2013	TIIE
Structured bank bonds	11	02/28/2013	1%
	1,537
Transaction costs and accrued interest	193
	1,730

Promissory notes	48	01/08/2013	4.50%
Promissory notes	1	01/10/2013	4.45%
Promissory notes	300	01/02/2013	4.50%
Promissory notes	800	01/02/2013	4.55%
Promissory notes	13,000	01/04/2013	4.56%
Promissory notes	5,000	01/15/2013	4.57%
Promissory notes	47	01/07/2013	4.45%
Promissory notes	637	02/28/2013	4.57%
	19,833
Accrued interest	74
	19,907

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	14	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	4	07/15/2013	Guaranteed rate subject to IPC yield
	20,248
Accrued interest	62
	20,310

As of December 31, 2013, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	4	01/03/2014	3.44%
Certificates of deposit (unsecured)	2	01/03/2014	3.44%
Certificates of deposit (unsecured)	1	01/10/2014	3.49%
Certificates of deposit (unsecured)	131	01/10/2014	0.65%
Certificates of deposit (unsecured)	392	01/10/2014	0.70%
Certificates of deposit (unsecured)	915	01/13/2014	0.70%
Certificates of deposit (unsecured)	39	01/13/2014	0.50%
Certificates of deposit (unsecured)	22	01/13/2014	0.50%
Certificates of deposit (unsecured)	18	01/14/2014	3.44%
Certificates of deposit (unsecured)	11	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/16/2014	3.44%
Certificates of deposit (unsecured)	1,710	01/22/2014	3.84%
Certificates of deposit (unsecured)	1,000	01/23/2014	3.84%
Certificates of deposit (unsecured)	16	01/31/2014	3.44%
Certificates of deposit (unsecured)	95	02/01/2014	3.28%
Certificates of deposit (unsecured)	17	02/05/2014	3.44%
Certificates of deposit (unsecured)	5	02/21/2014	3.49%
Certificates of deposit (unsecured)	1	02/24/2014	0.45%
Certificates of deposit (unsecured)	100	02/27/2014	3.81%
Certificates of deposit (unsecured)	700	03/06/2014	3.79%
Certificates of deposit (unsecured)	1,500	04/16/2014	3.75%
Certificates of deposit (unsecured)	4	04/16/2014	0.45%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	10	06/13/2014	3.44%
Certificates of deposit (unsecured)	6	06/27/2014	0.60%
Certificates of deposit (unsecured)	50	07/17/2014	3.44%
Certificates of deposit (unsecured)	1	10/03/2014	3.44%
Certificates of deposit (unsecured)	9	11/06/2014	3.44%
	6,769
Accrued interest	4
	6,773

Senior notes	12,825	11/09/2022	4.125%
Transaction costs and accrued interest	58
	12,883

Structured bank bonds	13	01/02/2014	5.50%
Structured bank bonds	150	01/10/2014	9.30%
Structured bank bonds	20	01/10/2014	6.00%
Structured bank bonds	11	01/13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	28	01/14/2014	TIIE
Structured bank bonds	10	01/17/2014	10%
Structured bank bonds	20	01/24/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	13	01/28/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	7	02/13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	13	02/27/2014	2.50%
Structured bank bonds	200	05/05/2014	TIIE
Structured bank bonds	93	05/29/2014	TIIE
Structured bank bonds	11	06/11/2014	TIIE
Structured bank bonds	11	08/28/2014	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	15	11/28/2014	TIIE
Structured bank bonds	5	08/04/2015	TIIE
Structured bank bonds	8	08/18/2015	TIIE
Structured bank bonds	131	08/26/2015	TIIE
Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
	779
Transaction costs and accrued interest	(13)
	766

Promissory notes	300	01/02/2014	3.60%
Promissory notes	17,531	01/02/2014	3.55%
Promissory notes	58	01/06/2014	3.45%
Promissory notes	50	01/10/2014	3.50%
Promissory notes	1,061	01/31/2014	4.15%
Promissory notes	812	02/28/2014	4.15%
	19,812
Accrued interest	30
	19,842

Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	978	11/23/2017	9.05%
Unsecured bonds	1,700	03/09/2021	8.91%
	12,508
Accrued interest	60
	12,568

Mortgage-backed bonds	270	05/25/2032	5.00%
Mortgage-backed bonds	16	05/25/2032	6.40%
	286
Accrued interest	-
	286

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

			12/31/2013
			Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Currency of Issue	12/31/2012	12/31/2013

US Dollar	-	16,824	1,300,000,000	5.95% (1)
Balance at year end	-	16,824

(1)	See 21.c) Other disclosures

b)	Changes

The changes in Subordinated liabilities were as follows:

	2011	2012	2013
Beginning balance	-	-	-
Issues
Of which:
Banco Santander (México) S.A.	-	-	16,880
Transaction costs and accrued interest	-	-	(56)
Balance at year end	-	-	16,824

c)	Other disclosures

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 equivalent to 1,300,000 securities with a nominal value of US 1,000 each with a 10 year maturity (January 30, 2024) and with an option to be prepaid in year 5. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933 of the United States of America with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments will bear interest at an initial rate of 5.95% a year during the first 5 years.

The main features of this issue are as follows:

a)
If notes are not redeemed in year 5, the interest rate for the second 5-year period shall be based on the interest rate on US 5 year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

b)	Loss absorption mechanism through a write down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

d)	When the Bank computes a Basic Capital index of 8.0%:

-	Possible deferral of principal or interest or other remedies determined by the CNBV.

-	Possible write -down due to breach of remediation.

-
Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the not consideration of the notes issued as Tier II Complementary Capital.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2012	12/31/2013

Trade payables	1,119	1,343
Collection accounts:
Tax payables	752	971
Financial transactions pending settlement	22,697	12,970
Other financial liabilities	1,743	1,643
	26,311	16,927

The breakdown of unsettled financial transactions is as follows:

	12/31/2012	12/31/2013

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	1,994	3,490
Federal Treasury Securities (CETES)	20,142	8,374
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	433	779
Mexican Bank Saving Protection Bonds (BPATs)	-	50
Equity instruments	118	275
Other financial instruments	10	2
	22,697	12,970

The breakdown of Other financial liabilities is as follows:

	12/31/2012	12/31/2013

Retentions related to loans (*)	1,281	811
IPAB contingency	199	207
Other payable account	263	625
	1,743	1,643

(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2012 and 2013, the Group was the defendant in various legal proceedings and claims brought against it by clients as a result of the Groupʼs acquisition of Grupo Financiero Serfin, S.A. and Subsidiaries (hereinafter, “Grupo Financiero Serfin”) in May 23, 2000 from the Mexican Bank Savings Protection Institute (hereinafter, “IPAB”) (see Note 41). Later, in 2006, Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

At the time of the acquisition, Grupo Financiero Serfin faced certain legal proceedings and claims brought by third parties and were taken over by the IPAB. The IPAB agreed to indemnify the Group, thereby, releasing the Group from liabilities exceeding the fixed amount of 637 million pesos, arising from legal, tax and labor contingencies arising from the operations of Grupo Financiero Serfin through the date of the acquisition. In connection with this arrangement, Grupo Financiero Serfin recognized a liability of 637 million pesos, which accrues interest at the CETES 28 days (Federal Treasury Securities) rate.

As of December 31, 2012 and 2013, the remaining balance of the IPAB liability and related accrued interest is 199 million pesos and 207 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

24. Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2012 (as restated)	12/31/2013

Provisions for pensions and similar obligations	3,189	2,371
Provisions for tax and legal matters	1,435	1,332
Provisions for off-balance-sheet risk	1,164	1,524
Other provisions	506	483
Provisions	6,294	5,710

b)	Changes

The changes in Provisions were as follows:

	2011					2012					2013
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total

Balances at beginning of year (as previously reported)	1,852	1,474	4,869	485	8,680	2,713	1,409	2,513	434	7,069	3,189	1,435	1,164	506	6,294
Adjustments (see Note 1)	400	-	-	-	400	-	-	-	-	-	-	-	-	-
Balance at beginning of year (as restated)	2,252	1,474	4,869	485	9,080	2,713	1,409	2,513	434	7,069	3,189	1,435	1,164	506	6,294
Additions charged (credited) to net income:
Interest expense and similar charges	183	-	-	-	183	215	-	-	-	215	212	-	-	-	212
Personnel expenses – Defined Benefit Plan	182	-	-	-	182	154	-	-	-	154	191	-	-	-	191
Personnel expenses – Defined Contribution Plan (Note 42)	143	-	-	-	143	140	-	-	-	140	239	-	-	-	239
Other	85	-	-	-	85	65	-	-	-	65	5	-	-	-	5
Actuarial (gains)/losses recognized in the year in Other comprehensive income	518	-	-	-	518	543	-	-	-	543	(469)	-	-	-	(469)
Period provisions	-	219	(2,356)	162	(1,975)	-	273	(1,349)	331	(745)	-	153	360	233	746
Contributions from the employer	(328)	-	-	-	(328)	(396)	-	-	-	(396)	(623)				(623)
Payments to pensioners and pre-retirees with a charge to internal provisions
	(193)	-	-	-	(193)	(112)	-	-	-	(112)	(130)	-	-	-	(130)
Other payments (*)	-	(314)	-	(165)	(479)		(247)		(259)	(506)		(256)		(256)	(512)
Payments to Defined Contribution Plan	(128)	-	-	-	(128)	(133)	-	-	-	(133)	(243)	-	-	-	(243)
Transfers and other changes	(1)	30	-	(48)	(19)	-	-	-	-	-	-	-	-	-	-
Balances at end of year	2,713	1,409	2,513	434	7,069	3,189	1,435	1,164	506	6,294	2,371	1,332	1,524	483	5,710

(*)
Included in these amounts are payments made by the Group to the Tax Administration Service of 37 million pesos in 2012 and 35 million pesos in 2013 due to the fact that the Group was not withholding income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Defined contribution plan

The Group sponsors a defined contribution retirement benefit plan for all qualifying employees of its subsidiaries whereby the Group agrees to contribute pre-established cash amounts to a given investment fund, in which the employee’s benefits consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Group after year 2006. The retirement age is 65 years.

The assets of the plan are held separately from those of the Group in funds under the control of trustees.

The Group recognized as personnel expenses in the consolidated income statement the amounts of 143 million pesos, 141 million pesos and 239 million pesos in 2011, 2012 and 2013, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law, the Group is liable for severance payments for employees who are terminated by the Group and seniority premiums which are statutory retirement benefits. In addition, the Group offers a defined benefit pension plan and other post-retirement benefits agreed under collective bargaining agreement. The defined benefit plans are administered in a separate fund that is legally separated from the Group. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies – e.g. investment, contribution and indexation policies – of the fund.

During the year, the Group estimates and records the net periodic cost to create a provision that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Group’s employees calculated based on the projected unit credit method.

The plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk
The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk
The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk
The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

Provisions for defined benefit post-employment plans amounted to 3,166 million pesos and 2,350 million pesos as of December 31, 2012 and 2013, respectively.

The investment fund of the defined benefit post-employment plan was 4,322 million pesos and 4,412 million pesos as of December 31, 2012 and 2013, respectively. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets.  Plan assets in 2012 and 2013 consist of debt and equity instruments. The Group believes that equities offer the best returns over the long term with an acceptable level of risk.

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

As of December 31, 2012 and 2013, approximately 2.44% and 2.08% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2012 and 2013, approximately 77.40% and 80.54% of the Group’s employees enrolled in the defined contribution pension plan have been included in the new Retirement Medical Coverage plan.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2012 (restated)	12/31/2013

Provisions for post-employment plans
Of which: defined benefit pension plan	3,166	2,350
Provisions for defined contribution pension plan	23	21
Provisions for pensions and similar obligations	3,189	2,371

For the following disclosures, we have aggregated the liabilities related to the defined benefit pension plan.

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2012	12/31/2013

Annual discount rate	7.25%	9.0%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	7.25%	9.0%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2012 (restated)	12/31/2013

Present value of the obligations:
Pension plan	2,277	2,170
Post-employment benefits	4,492	3,859
Other	719	733
	7,488	6,762
Less:
Fair value of plan assets	4,322	4,412

Provisions – Provisions for pensions	3,166	2,350
Of which:
Internal provisions for pensions	3,166	2,350

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2011	2012	2013

Current service cost (Note 42)	182	154	191
Interest cost	183	215	212
Other	85	65	5
	450	434	408

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2012	2013

Present value of the obligations at beginning of year	6,419	7,488
Current service cost (Note 42)	154	191
Interest cost	536	522
Benefits paid	(446)	(563)
Actuarial (gains)/losses	842	(863)
Other	(17)	(13)
Present value of the obligations at end of year	7,488	6,762

The weighted average duration of the defined benefit obligation is 12.6 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2012	2013

Fair value of plan assets at beginning of year	3,721	4,322
Actual return on plan assets	553	(83)
Contributions from the employer	396	623
Benefits paid	(334)	(433)
Other	(14)	(17)
Fair value of plan assets at end of year	4,322	4,412

The fair values of the above (debt and equity instruments) are determined based on quoted market prices in active markets.

The Group does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2014.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2012	12/31/2013

Equity instruments	12%	16%
Debt instruments	88%	84%

The fair value measurement of the financial instruments that comprises the plan assets is categorized as Level 1 since the inputs to the fair value measurement are quoted market prices in active markets.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, medical cost trend rate, annual salary increase, annual consumer price index growth and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 305 million pesos (increase by 322 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 293 million pesos (decrease by 266 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would decrease by 15 million pesos (decrease by 18 million pesos).

•	If the annual consumer price index growth increases (decreases) by 0.50%, the defined benefit obligation would decrease by 3 million pesos (decrease by 3 million pesos).

•	If the life expectancy increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 337 million pesos (decrease by 314 million pesos).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the consolidated balance sheet.

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

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheets, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under the heading of Provisions-Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under the heading of Provisions-Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2012 and 2013, such liability was 1,052 and 921 million pesos, respectively. For presentation purposes, the arrangement does not impact the consolidated balance sheet as the asset and liability are offset.

e)	Provisions for tax and legal matters

i. Tax-related proceedings

The Group is a party to various tax claims for which it has recorded total provisions of 175 million pesos and 51 million pesos as of December 31, 2012 and 2013, respectively. The main tax-related proceedings concerning the Group were as follows:

•
On April 16, 2007, the Bank filed for annulment against the decision issued by the Tax Administration Service, in which the tax authority determined a tax credit charge related to its fiscal year 2003. The Bank recognized a provision for an amount of 116 million pesos. In order to implement the waiver provided for fiscal year 2013, on May 13, 2013 the Bank filed a notice by which it withdrew solely of everything related to inclusion of IPAB liabilities in the determination of inflationary adjustment for tax purposes. That letter was accepted on October 15, 2013. Due to the above mentioned the related provision was cancelled.

•
On January 23, 2008, the Group filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year 2004. The Group recognized a provision for an amount of 15 million pesos.

The total amount of payments made by the Group arising from this tax proceeding in 2011, 2012 and 2013 is not material with respect to these consolidated financial statements.

ii.   Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service have reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 37 million pesos in 2012 and 35 million pesos in 2013.

iii. Non-tax-related proceedings

As of December 31, 2012 and 2013, as a result of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2012 and 2013, the Group has recorded provisions for the amounts of 1,179 million pesos and 1,184 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Group arising from litigation in 2011, 2012 and 2013 is not material with respect to these consolidated financial statements.

During 2012 and 2013, the amount paid by the Group to external lawyers was 136 million pesos and 190 million pesos, respectively, for the management of all the outstanding claims.

f)   Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2012	12/31/2013

Available lines of credit cards and non-revolving consumer loans	1,064	1,427
Guarantees and loan commitments of commercial and public sector loans	100	97
	1,164	1,524

25. Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2012	12/31/2013

Sundry creditors	2,067	1,839
Cash balances undrawn	7,600	11,492
Accrued personnel obligations	1,353	810
Other obligations	1,534	2,008
Credit card operation balances	1,028	785
	13,582	16,934

26. Tax matters

a)	Income Tax expense

The components of income tax expense for 2011, 2012 and 2013 are as follows:

	2011 (restated)	2012 (restated)	2013

Current tax expense:
Tax expense for current year	4,161	5,803	4,897
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	615	(1,950)	(2,227)
Total Income Tax expense	4,776	3,853	2,670

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2011 (restated)	2012 (restated)	2013

Consolidated profit before tax
Of which:
Continuing operations	18,195	21,165	15,013
Discontinued operations	6,215	190	2,782
Income tax at 30%
Of which:
Continuing operations	5,459	6,350	4,504
Discontinued operations- amount transferred to discontinued operations	1,865	57	835
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(652)	(1,086)	(1,116)
Due to effect of tangible assets	(141)	(58)	35
Due to effect of tax audit settlements (*)	-	(1,097)	(322)
Due to realization of previously unrecognized tax benefits	-	-	(252)
Due to effect of non-deductible expenses, non-taxable income and others	110	(256)	(179)
Income Tax	4,776	3,853	2,670

Effective tax rate	26.25%	18.20%	17.78%
Current tax liability	812	687	790

Income tax	4,776	3,853	2,670
Of which:
Current tax	4,161	5,803	4,897
Deferred taxes	615	(1,950)	(2,227)

(*)
In 2012 the Group amended its 2009 to 2011 tax returns to recognize additional deductions arising mainly from inflationary benefits that it has concluded are permissible based on the results of favorable decisions issued by the tax courts. In 2013, the Group recognized additional deductions for inflation benefits as a result of favorable decisions issued by the tax courts during 2013, as well as favorable resolutions to matters arising in connection with the tax audit of the fiscal year 2008 tax return which concluded in 2013.

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in equity:

	2011 (restated)	2012 (restated)	2013

Net tax credited/(charged) to equity:
Remeasurement of defined benefit obligation	120	151	(141)
Measurement of Available-for-sale – Debt instruments	32	(96)	482
Measurement of Available-for-sale – Equity instruments	120	(4)	3
Measurement of Financial Derivatives (Cash flow hedges)	95	360	30
	367	411	374

d)	Deferred taxes

Major components of the Group’s gross deferred income tax assets and liabilities are as follows:

	12/31/2012 (restated)	12/31/2013

Total deferred tax assets prior to offsetting	16,414	18,239
Of which:
Property, plant and equipment and deferred charges	1,638	1,914
Provisions	1,335	1,227
Impairment losses on loans	9,959	10,917
Unrealized losses on financial instruments	318	410
Net operating losses carryforward (*)	1	154
Capital losses carryforward(*)	1,917	2,296
Labor provisions	770	592
Fees and interest collected in advance	476	729
Total deferred tax liabilities prior to offsetting	(2,477)	(1,055)

Of which:
Unrealized gains on financial instruments	(2,318)	(249)
Exchange rate derivatives	67	(323)
Prepayments	(152)	(159)
Labor provisions	(4)	(7)
Other	(70)	(317)
(*) The net operating losses carryforward and the capital losses carryforward can be deducted during the next ten years since the net operating loss and the capital loss were originated.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2012 (restated)	12/31/2013

Presented as deferred tax assets (*)	14,008	17,250
Presented as deferred tax liabilities	(71)	(66)
Net	13,937	17,184
(*)   This amount also represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Group’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are recognized directly in equity and (2) the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

					(Charge)/
					Credit to
	01/01/2012			(Charge)/	Other
	(as			Credit to	Comprehensive	Other
	previously reported)	IAS 19 Adjustment	01/01/2012 (as restated)	Income (restated)	Income (restated)	Movements (restated)	12/31/2012 (restated)

Deferred tax assets	14,291	275	14,566	1,697	151	-	16,414
Deferred tax liabilities	(3,099)		(3,099)	253	260	109	(2,477)
	11,192	275	11,467	1,950	411	109	13,937

			(Charge)/
			Credit to
		(Charge)/	Other
	12/31/2012	Credit to	Comprehensive	Other
	(as restated)	Income	Income	Movements	12/31/2013

Deferred tax assets	16,414	1,825			18,239
Deferred tax liabilities	(2,477)	402	374	646	(1,055)
	13,937	2,227	374	646	17,184

As of December 31, 2012 and 2013, no deferred tax assets were recognized for the following items:

	12/31/2012	12/31/2013

IETU loss carryforwards expiring after subsequent period	523	616

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

e)	Tax reforms 2014

In December 2013, tax reforms were published which include the new Income Tax Law, the repeal of the Business Flat Tax Law, the repeal of the Cash Deposits Tax Law and various other changes to the Value Added Tax Law and the Federal Tax Code.

The Group evaluated the effects of the amendments originated by these tax reforms, which were considered in the consolidated financial statements as of December 31, 2013.

Income tax

The following summarizes the most significant aspects of the new income tax law applicable to the Group. The new law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-
Eliminates the deduction for certain estimated loan loss reserves recognized by banking institutions. Management believes that the tax authorities will permit future deductions of the accumulated benefits for such reserves as of December 2013. The Group, along with other banking institutions, is currently negotiating with the tax authorities to determine the procedure for realizing such deductions.

-
Limits (at 53%) deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-
Changes the procedure to determine the employee profit sharing obligation. Cash payments for employee profit sharing obligations and tax losses are not deductible for purposes of determining employee profit payable.

-	Establishes that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-
Imposes a new 10% income tax withholding on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply beginning in 2014, but not to distributions of profits subject to corporate-level tax prior to 2014. This provides an opportunity to apply reduced withholding rates under an applicable tax treaty.

Value added tax (Not subject to IAS 12)

The reforms to the VAT law will:

-	Increase, from 11% to 16% the VAT rate applicable in the border area.

27.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Group, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity-Non-controlling interests is as follows:

	12/31/2012	12/31/2013

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	8	9
	8	9
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	1	2

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2012	2013

Beginning balance	11	8
Profit for the year attributable to non-
controlling interests	1	2
Other movements	(4)	(1)
Balance at year-end	8	9

The foregoing changes are shown in the consolidated statement of changes in equity.

28. Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated income statement and other comprehensive income until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Other comprehensive income includes the following:

a)	Unrealized gains and losses on available-for-sale financial assets

The breakdown by type of instrument of Valuation adjustments-Available-for-sale financial assets at December 31, 2012 and 2013 is as follows:

	12/31/2012				12/31/2013
			Net				Net
			Revaluation				Revaluation
	Revaluation	Revaluation	Gains/	Fair	Revaluation	Revaluation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	624	(375)	249	47,332	43	(1,558)	(1,515)	61,423
Equity instruments	18	(4)	14	186	8	(5)	3	102

At the end of each year, the Group makes an assessment of whether any of the Available-for-sale securities (debt and equity instruments) are impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default on a credit agreement or material change in the financial position of the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather, is a consequence of uncertainties about the overall economy of the country in which the issuer is domiciled and conducts operations, independent analyst reports and forecasts and other independent market data. The Group also analyzes, on a security-by-security basis, the effect on the recoverable amount of each security of the significance and length of the decline in the fair value below cost.

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

A summary of changes in the cumulative valuation adjustments recorded to available-for-sale securities is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2011	496	300	796
Valuation adjustments	(112)	13	(99)
Amounts transferred to earnings	4	(411)	(407)
Income taxes	33	119	152
Balance at December 31, 2011	421	21	442
Valuation adjustments	249	14	263
Amounts transferred to earnings	68	-	68
Income taxes	(95)	(5)	(100)
Balance at December 31, 2012	643	30	673
Valuation adjustments	(1,515)	3	(1,512)
Amounts transferred to earnings	(91)	(13)	(104)
Income taxes	482	3	485
Balance at December 31, 2013	(481)	23	(458)

b)	Cash flow hedges

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

	2012	2013

Accumulated gain/(loss) on cash flow hedges	(190)	(133)
Accumulated gain related to discontinued cash flow hedges (Note 13)	281	155
Balance at December 31	91	22

29. Shareholders’ equity

a)	Share capital

As of December 31, 2012 and 2013, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2012	12/31/2013	12/31/2012	12/31/2013

Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	6,578	6,578

Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	5,982	5,982
	6,786,394,913	6,786,394,913	25,658	25,658

Share capital is comprised of fixed shares which cannot be increased and variable shares which may be increased without limit.

Series “F” share capital may only be directly or indirectly owned by a foreign financial institution, as defined by the Mexican Financial Groups Law (hereinafter, “LRAF”). Series “B” share capital are not subject to ownership limitations and are subject to the provisions of Article 18 of the LRAF.

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

Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity and the differences between the selling price of treasury shares and the cost of acquisition thereof.

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

As of December 31, 2012 and 2013, the Group and its subsidiaries are in compliance with the maximum percentage of legal reserve required.

c.2) Retained earnings

This includes the accumulated profit not distributed to shareholders.

c.3) Treasury shares

The balance of treasury shares includes the amount paid for the purchase by the Group of its own shares. Transactions involving own equity instruments are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

During the Ordinary General Meeting held on April 18, 2013, shareholders approved the creation of a reserve for treasury shares for an amount of 1,500 million pesos from the retained earnings account.

The Group’s shares owned by the consolidated companies accounted for 1.63% of issued share capital at December 31, 2013 (December 31, 2012: 1.30%). As of December 31, 2012 and 2013, the Group holds 10,548,905 treasury shares for an amount of 334 million pesos and 13,401,600 treasury shares for an amount of 419 million pesos, respectively.

c.5) Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits not previously subject to income tax. Accordingly, the Group must keep track of profits subject to each rate and maintain such accumulated profits in a statutory tax retained earnings account.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax basis.

c)	Other disclosures

During the Ordinary General Meeting of shareholders on May 14, 2012, the following resolution was adopted:

-	The amount of 3,000 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 3,000 million pesos was paid to shareholders on September 13, 2012.

During the Ordinary General Meeting of August 13, 2012, the following resolution was adopted:

-	The amount of 4,300 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 4,300 million pesos was paid to shareholders on September 13, 2012.

During the Ordinary General Meeting of August 20, 2013, the following resolution was adopted:

-	The amount of 3,950 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 3,950 million pesos was paid to shareholders on August 30, 2013.

During the Ordinary and Extraordinary General Meeting of December 13, 2013, the following resolutions was adopted:

-	The amount of 4,900 million pesos was allocated from the retained earnings account for the payment of dividends. The amount of 4,900 million pesos was paid to shareholders on December 27, 2013.

-
The amount of 12,000 million pesos was allocated from the retained earnings account for the payment of an extraordinary dividend. The amount of 12,000 million pesos was paid to shareholders on December 27, 2013.

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

30. Minimum capital requirements

The Bank’s capital management is performed at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic and Complementary. Additionally Basic Capital is divided into two portions: Basic Capital 1 and Basic Capital 2. Basic Capital (Tier I) is the sum of Basic Capital 1 and Basic Capital 2.

-
Basic Capital 1 (Tier I Capital 1) is composed mainly of shareholders' equity plus other equity instruments, less stock investments on financial institutions, organization expenses, other intangibles, as well as deferred tax assets derived from tax losses and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Basic Capital 2 (Tier I Capital 2) is composed mainly of bank’s equity instruments which are not included as Basic Capital 1 according to the current legislation.

-
Complementary Capital (Tier II) is composed mainly of bank’s equity instruments which are not included as Basic Capital according to the current legislation, plus the positive difference resulting from subtracting the total allowable for impairment losses, up to an amount that doesn’t exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank’s transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero  up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models.

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

At the date of these consolidated financial statements, the Group was in compliance with these minimum capital requirements (see below).

The minimum capital requirements calculated using the Mexican Banking GAAP for the Bank is as follows:

	12/31/2012	12/31/2013

Computable capital:	76,197	86,531
Core capital	95,966	92,820
Supplementary capital	1,579	17,122
Deductible items	(21,348)	(23,411)

Capital requirements:	41,246	43,498
Market risk	11,657	11,100
Credit risk	25,621	27,762
Operational risk	3,968	4,636

Excess of capital requirements	34,951	43,033
Risk-weighted assets	515,583	543,725

As of December 31, 2012 and 2013, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the Commission:

	12/31/2012	12/31/2013

Net Capital / Required Capital	1.85	1.99
Minimum capital requirements	Not applicable	Not applicable

Basic Capital / Assets subject to Credit, Market and Operating Risk	14.47%	12.77%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit Risk	23.79%	24.94%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	14.78%	15.91%

Minimum capital requirements	8%	8%

31. Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Group, although they may not impinge on their net assets, including contingent commitments.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2012	12/31/2013

Available lines of credit cards and non-revolving consumer loans	88,929	85,317
Guarantees and loan commitments of commercial and public sector loans	50,132	55,250
Guarantees and loan commitments of commercial loans (SMEs)	91	76
Total	139,152	140,643

At December 31, 2012 and 2013, the Group had recognized provisions for off-balance sheet risk of 1,164 million pesos and 1,524 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

A significant portion of the guarantees and loan commitments will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

32. Derivatives-Notional amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and notional amount of trading derivative assets as of December 31, 2012 and 2013 is as follows:

	12/31/2012		12/31/2013
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	389	9	4,279	45
Interest Rate Futures	200	4	413	17
Market Index Futures	5,925	43	7,688	192

Forwards:
Foreign Currency Forwards	87,946	1,457	83,211	1,177
Foreign Exchange Spot	22,911	50	29,825	30
Interest Rate Forwards	5,000	4	1,400	5
Equity Forwards	5,497	90	3,919	159

Options:
Foreign Currency Options	7,982	130	23,534	154
Interest Rate Options	190,123	1,892	213,838	3,507
Market Index Options	6,819	698	2,716	206
Equity Options	5,521	745	832	211

Swaps:
Interest Rate Swaps	1,406,602	48,507	1,649,378	41,058
Cross-Currency Swaps	295,667	26,323	307,517	26,160
	2,040,582	79,952	2,328,550	72,921

As of December 31, 2012 and 2013, 79,891 million pesos and 72,622 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and notional amount of hedging derivative assets as of December 31, 2012 and 2013 is as follows:

	12/31/2012		12/31/2013
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	17,725	244	675	6
Cross-Currency Swaps	3,990	55	8,602	198
Foreign Currency Forwards	-	-	1,757	20

Fair value:
Interest Rate Swaps	-	-	4,391	73
Cross-Currency Swaps	112	1	100	3
	21,827	300	15,525	300
TOTAL ASSETS	2,062,409	80,252	2,344,075	73,221

The breakdown of the fair value and notional amount of trading derivative liabilities as of December 31, 2012 and 2013 is as follows:

	12/31/2012		12/31/2013
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	741	5	654	1
Interest Rate Futures	517,029	1,386	319,031	947
Market Index Futures	3,906	36	3,686	65

Forwards:
Foreign Currency Forwards	83,841	1,279	79,372	1,101
Foreign Exchange Spot	27,582	53	16,129	20
Interest Rate Forwards	-	-	-	-
Equity Forwards	5,331	158	11,522	364

Options:
Foreign Currency Options	7,868	145	22,195	281
Interest Rate Options	233,099	3,284	212,699	4,603
Market Index Options	4,708	892	414	220
Equity Options	4,340	435	931	84

Swaps:
Interest Rate Swaps	1,524,625	43,462	1,661,867	39,066
Cross-Currency Swaps	334,378	26,992	305,145	25,021
	2,747,448	78,127	2,633,645	71,773

As of December 31, 2012 and 2013, 77,607 million pesos and 70,544 million pesos (liabilities) are OTC derivatives of the total amount of the trading portfolio, respectively.

The breakdown of the fair value and notional amount of hedging derivative liabilities as of December 31, 2012 and 2013 is as follows:

	12/31/2012		12/31/2013
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	-	-	2,050	19
Cross-Currency Swaps	17,481	1,173	10,599	270
Foreign Currency Forwards	-	-	5,478	102

Fair value:
Interest Rate Swaps	7,895	289	4,978	149
Cross-Currency Swaps	2,557	175	6,823	852
	27,933	1,637	29,928	1,392
TOTAL LIABILITIES	2,775,381	79,764	2,663,573	73,165

As of December 31, 2012 and 2013, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2012	12/31/2013

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	2,796	2,585
Chicago Mercantile Exchange	Cash	382	357
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	817	323
		3,995	3,265

Deposits of collateral cover transactions in interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index (IPC), US Dollar and Peso futures and listed option futures.

The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2012 and 2013 are as follows:

		12/31/2012	12/31/2013

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	2,767	8,145
Foreign financial institutions	Cash	14,518	7,127
		17,285	15,272
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	1,100	169
		1,100	169

The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2012 and 2013 are as follows:

		12/31/2012	12/31/2013

Customer deposits:
Of which (Note 20):
Mexican financial institutions	Cash	1,709	1,758
Foreign financial institutions	Cash	4,016	3,186
		5,725	4,944

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

Deal risk aggregation per counterparty and per time band requires adding up Potential Future Exposure of each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so there is an aggregated net exposure per counterparty as time-bands are affected.

For derivatives, where ECR = Current Exposure (MTM) + Notional x Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the notional amounts used to calculate PFE against notional amounts recorded in the accounting records and also compares MTM amounts used for the Current Exposure of the ECR against MTM amounts also recognized in the accounting books.

As of December 31, 2012 and 2013, the cumulative credit risk exposure of the Group was 198,599 million pesos and 245,729 million pesos, respectively.

33. Discontinued operations

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

The insurance business is classified as held for sale and presented as discontinued operations in the 2011 consolidated balance sheet and 2011 consolidated income statement.

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

Under the terms of the contract, the Group will continue selling insurance policies in return for commission income. In addition, the tangible goods property of the disposed business will be maintained on the Group’s premises, unless or until such time that Zurich and Inversiones ZS America agree otherwise or the contract is concluded.

For 2011, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

During June 2013, it was recorded an adjustment to the sales price of 178 million pesos, net of income tax, derived from the review of the methodology used by Seguros Santander, S.A. to calculate the technical reserves. As a result of the review, both sides agreed to carry out a reduction in the price of the transaction. This price adjustment, net of income tax, was recognized in the consolidated income statement as Profit from discontinued operations (net).

Gestión Santander

On December 5, 2013, the Group completed the sale of its asset management business to Santander Asset Management, a joint venture between Banco Santander (Spain) and Warburg Pincus and General Atlantic. A 50% equity stake in Santander Asset Management is owned by Banco Santander (Spain) and the remaining 50% is owned by Warburg Pincus and General Atlantic. The sale will provide Santander Group with financial backers to expand its asset management business outside of Europe and Latin America.

The sales price for 100% of the shares of Gestión Santander held by the Group was 3,179 million pesos, which generated an after-tax profit of 1,944 million pesos. This amount was recorded by the Group in December 2013 once this sale had been concluded pursuant to contractual clauses; the resulting effects were subsequently recognized in the consolidated income statement as Profit from discontinued operations (net).

Under the terms of the contract, the Group has signed exclusive long-term distribution contracts so the Bank and Casa de Bolsa Santander, S.A. de C.V., would continue to offer mutual funds managed by Gestión Santander following the divestiture. Under this contract, the Group will receive an income from commission for distribution of funds.

For 2011, 2012 and 2013, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

b)	Profit or loss and net cash flows from discontinued operations of Seguros Santander, S.A.

The breakdown of the profit or loss from discontinued operations is set forth below.

2011

Net interest income	266
Income from companies accounted for using
the equity method	3
Gains/(losses) on financial assets and liabilities	7
Other operating income (net)	736
Total income	1,012
Other general administrative expenses	(126)
Depreciation and amortization	(4)
Impairment losses on financial assets	-
Operating profit before tax (Note 26)	882
Income tax (Note 26)	(268)
614
Gain on disposal of operation	4,724
Income tax	(1,078)
3,646
Profit from discontinued operations (net) (*)	4,260
(*)   Profit from discontinued operations of year 2011 presented in the consolidated income statement includes 92 million pesos of profit from Gestión Santander classified as Profit from discontinued operations

The following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

12/31/2011

Cash flows from operating activities	614
Cash flows from investing activities	-
Cash flows from financing activities	-

c)  Profit or loss and net cash flows from discontinued operations of Gestión Santander

The breakdown of the profit or loss from discontinued operations is set forth below.

The comparative figures were presented in order to include the operations classified as discontinued.

	2011	2012	2013

Fee and commission income	1,931	1,888	1,706
Fee and commission expenses	(1,636)	(1,528)	(1,293)
Gains/(losses) on financial assets and liabilities	8	7	19
Other operating income (net)	(87)	(86)	(42)
Total income	216	281	390
Administrative expenses:	(83)	(78)	(121)
Personnel expenses	(47)	(49)	(83)
Other general administrative expenses	(36)	(29)	(38)
Depreciation and amortization	(4)	(13)	(23)
Operating profit before tax (Note 26)	129	190	246
Income tax (Note 26)	(37)	(58)	(74)
	92	132	172
Gain on disposal of operation	-	-	2,790
Income tax	-	-	(846)

Profit from discontinued operations (net) (*)	92	132	2,116

(*)
Profit from discontinued operations of year 2013 presented in the consolidated income statement includes an adjustment to the sales price of 178 million pesos, net of income tax, derived from the review of the methodology used by Seguros Santander, S.A. to calculate the technical reserves

The following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	12/31/2011	12/31/2012	12/31/2013

Cash flows from operating activities	(8)	13	126
Cash flows from investing activities	8	(13)	(5)
Cash flows from financing activities	-	-	(121)

34. Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the reclassification of interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2011, 2012 and 2013 is as follows:

	2011 (as restated)	2012 (as restated)	2013

Cash and balances with Central Bank	1,449	1,444	1,264
Loans and advances to credit institutions	1,615	2,790	3,019
Loans and advances to customers	31,245	38,085	41,455
Debt instruments	10,779	11,538	8,828
Hedging derivatives	1,476	1,540	728
Other interest income	23	124	92
	46,587	55,521	55,386

35. Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of fair value measurements and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2011, 2012 and 2013 is as follows:

	2011 (as restated)	2012 (as restated)	2013

Deposits from credit institutions	3,911	4,391	2,649
Customer deposits	10,308	12,261	11,265
Marketable debt securities	1,919	1,736	1,994
Subordinated liabilities	-	-	11
Hedging derivatives	-	9	320
Other interest expenses	1,838	3,242	3,300
	17,976	21,639	19,539

36. Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance is as follows:

	2011	2012	2013

Equity instruments classified as:
Financial assets held for trading	242	141	176
Of which:
NAFTRAC (ETF)	107	46	29
América Móvil, S.A.B, de C.V.	17	14	4
Grupo México, S.A.B. de C.V.	23	12	7
Industrias Peñoles, S.A.B. de C.V.	5	2	3
Wal-Mart de México, S.A.B. de C.V.	13	10	26
Teléfonos de México, S.A.B. de C.V.	4	-	-
Kimberly-Clark de México, S.A.B. de C.V.	5	3	2
Fomento Económico Mexicano, S.A.B. de C.V.	13	4	8
Grupo Modelo, S.A.B. de C.V.	10	1	5
Others	45	49	92

Available-for-sale financial assets	57	71	69
Of which:
Controladora Prosa, S.A. de C.V.	-	-	-
Trans Unión de México, S.A.	40	53	57
Others	17	18	12
	299	212	245

37. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2011 (as restated)	2012 (as restated)	2013

Collection and payment services:
Service charges on deposit accounts	590	707	746
Credit and debit cards	3,095	3,667	4,061
Checks and others	383	356	323
	4,068	4,730	5,130
Marketing of nonbanking
financial products:
Investment funds management	1,558	1,417	1,299
Capital markets and securities activities	251	360	393
Collection and payment services	1,256	1,434	1,596
Insurance	2,312	3,050	3,438
Financial advisory services	1,048	1,433	1,450
	6,425	7,694	8,176
Securities services:
Administration and custody	297	343	396
	297	343	396
Other:
Foreign exchange	490	527	569
Other fees and commissions	640	670	795
	1,130	1,197	1,364
	11,920	13,964	15,066

38. Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Group in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2011 (as restated)	2012 (as restated)	2013

Credit and debit cards	1,003	1,325	964
Checks and others	43	37	33
Collections and transactional services	132	127	164
Fund management	74	46	50
Capital markets and securities activities	159	129	125
Financial advisory services	225	43	98
Other fees and commissions	380	572	788
	2,016	2,279	2,222

39. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance by type of instrument is as follows:

	2011 (as restated)	2012 (as restated)	2013

Financial instruments held for trading	(23)	1,572	3,269
Of which:
Debt instruments	(237)	893	(624)
Equity instruments	(3,033)	1,492	(265)
Derivatives	3,247	(813)	4,158
Others	-	-	-
Recognized profit from sale of financial instruments available-for-sale	407	(68)	7
Hedging derivatives	(119)	(239)	5
Of which:
Fair value hedge – hedged items (Note 13)	115	88	(131)
Fair value hedge – hedging derivative instruments (Note 13)	(120)	(111)	119
Cash flow hedge inefficiency (Note 13)	(114)	(216)	17
Others	6	-	-
	271	1,265	3,281

40. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of foreign currency balances (other than the Group’s functional currency) to the functional currency as a result of changes in exchange rates.

41. Other operating income and other operating expenses

These items in the consolidated income statement include:

	2011 (as restated)	2012 (as restated)	2013

Other operating income:
Recovered expenses	75	101	-
Other operating income	548	527	787
	623	628	787
Other operating expenses:
IPAB fund contribution	(1,228)	(1,342)	(1,544)
Other operating expenses	(362)	(452)	(534)
	(1,590)	(1,794)	(2,078)

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

42. Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2011 (as restated)	2012 (as restated)	2013

Wages and salaries	3,863	4,248	4,690
Social security costs	580	674	741
Service expense related to defined
contribution pension plan (Note 24)	143	140	239
Service expense related to defined
benefit pension plan	170	167	201
Share-based payments	89	110	269
Other staff costs	934	918	1,023
Bonus and benefits granted to employees	1,518	1,975	2,098
	7,297	8,232	9,261

b)	Global Program

Banco Santander (Spain) has one long-term compensation plan linked to the market price of its own shares (the Global Program). Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executives of Banco Santander (Spain) and its affiliate companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

Performance share plan

This multi-year share-settled incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive directors and other members of senior management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain).

This plan currently involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for approximately three years each. As of December 31, 2012 and 2013, there were two cycles and one cycle in effect (Plans I-13 and I-14 for 2012 and Plan I-14 for 2013).

For each cycle, a maximum number of Banco Santander (Spain) shares is established for each beneficiary who remains within Banco Santander (Spain) and its affiliates for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Banco Santander (Spain)‘s performance against that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets for plan I-12 and later plans measure the Banco Santander (Spain)’s performance with respect to TSR only.

The fair value of the Banco Santander (Spain) shares granted to the Group’s employees under these plans is 208 million pesos as of December 31, 2012 and 94 million pesos as of December 31, 2013.

The cost of the share-based payments is calculated at the grant date and accrued on a pro-rata basis. In 2012 and 2013, pro-rata expenses of 67 million pesos and 39 million pesos, respectively, were recorded related to the initial costs on the related grant dates for the above-mentioned cycles. The changes in fair value between the grant date and the settlement date are hedged by Banco Santander (Spain).

c)	Local Program

Performance share plan

The Group's Board of Directors approved in October 2012 an equity-settled compensation plan for eligible top executives subject to certain conditions described below. This plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012.

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

The total cost of the shares to eligible top executives is 419 million pesos equivalent to 13,401,600 shares at a price of 31.25 pesos per share.

During 2012 and 2013, the Group recognized in the consolidated income statement an amount that of $35 million pesos and $140 million pesos, respectively, as services rendered by the eligible top executives.

During September 2013, the objectives of the performance share plan were achieved, so the first payment of the cash incentive was made to the eligible top executives.

d)	Bonus payment policies

An internal policy for Banco Santander (Spain) was approved in 2010, in which a portion of the bonus of our executive officers and employees whose annual variable remuneration or bonus generally exceeds EUR 300,000 gross (EUR 100,000 for Global Banking and Markets or GBM employees) is deferred in Banco Santander (Spain) shares for a period of three years, with one-third vesting each year. The amount to be deferred is calculated in tranches based on the table below:

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

From year 2013, the deferred and non-deferred portion payable in shares will be paid in shares of the Group instead of shares of Banco Santander (Spain).

In 2013, the Group recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled in 2014 for an amount of 93 million pesos.

43. Other general administrative expenses

a)	Breakdown

The breakdown of the balance is as follows:

	2011 (as restated)	2012 (as restated)	2013

Maintenance, conservation and repair	445	656	944
Technology and systems	1,650	1,865	2,232
Stationery and supplies	179	205	198
Advertising and communications	827	662	705
Rents	980	1,261	1,456
Administrative services	703	595	447
Taxes other than income tax	928	1,036	1,169
Surveillance and cash courier services	553	566	605
Insurance premiums	40	46	41
Travel costs	221	271	282
Other administrative expenses	1,095	1,329	1,290
	7,621	8,492	9,369

b)	Other information

The fees for the audit of the financial statements of Group companies amounted to 10 million pesos in 2012 and 14 million pesos in 2013.

The fees for services similar to the audit of financial statements are as follows:

	2011	2012	2013

Other reports required by Banco Santander (Spain)	7	7	7
Other reports required by tIhe different national supervisory bodies (*)	18	18	66
	25	25	73

(*) The fees of year 2013 include 19 million pesos corresponding to services rendered in 2012 paid in 2013

44. Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance is as follows:

	2011	2012	2013

Gains:
On disposal of tangible assets	13	13	31
On disposal of Fibra Uno Transaction (Note 15)	-	1,730	-

	13	1,743	31

45. Other disclosures

a)	Residual maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2012, is as follows:

	12/31/2012
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,967	110	-	-	-	-	31,320	48,397	4.51%
Available-for-sale financial assets -
Debt instruments	-	183	10,086	10,988	17,440	1,734	6,901	47,332	5.46%
Loans and receivables -
Loans and advances to credit
institutions	7,457	44,188	112	-	-	-	114	51,871	2.43%
Loans and advances to customers	3,538	41,487	29,699	65,515	86,401	38,083	80,979	345,702	10.26%
Debt instruments	-	-	-	17	-	3,017	2,429	5,463	4.29%
	27,962	85,968	39,897	76,520	103,841	42,834	121,743	498,765
Liabilities:
Financial liabilities held for trading -
Trading derivatives	27	1,240	1,336	6,487	8,925	14,777	45,335	78,127
Short positions	-	62,974	-	-	-	-	-	62,974	4.20%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from credit institutions	-	19,603	-	-	-	-	-	19,603	4.49%
Customer deposits	-	50,716	873	-	-	-	-	51,589	4.01%
Financial liabilities at amortized cost -
Deposits from credit institutions	-	10,665	2,313	9,414	794	80	68	23,334	1.87%
Customer deposits	210,915	122,609	11,442	7,518	1,437	415	172	354,508	1.61%
Marketable debt securities	-	19,275	658	9,970	6,193	4,107	14,500	54,703	4.95%
Other financial liabilities	-	22,493	76	3,540	-	202	-	26,311	-
Hedging derivatives	15	-	150	173	117	250	932	1,637	-
	210,957	309,575	16,848	37,102	17,466	19,831	61,007	672,786
Difference (assets less liabilities)	(182,995)	(223,607)	23,049	39,418	86,375	23,003	60,736	(174,021)

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2013, is as follows:

	12/31/2013
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,954	1,407	-	-	-	-	31,320	49,681	3.57%
Available-for-sale financial assets -
Debt instruments	-	117	1,607	8,929	14,774	12,216	23,780	61,423	4.38%
Loans and receivables -
Loans and advances to credit
institutions	15,162	35,983	-	-	-	-	101	51,246	3.50%
Loans and advances to customers	11,964	16,896	32,016	86,930	109,718	42,438	84,790	384,752	11.02%
Debt instruments	-	-	-	-	2,317	819	2,523	5,659	3.29%
	44,080	54,403	33,623	95,859	126,809	55,473	142,514	552,761
Liabilities:
Financial liabilities held for trading -
Trading derivatives	33	637	1,500	5,314	12,820	18,829	32,640	71,773	-
Short positions	-	64,426	-	-	-	-	-	64,426	3.47%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from Central Bank	-	18,512	-	-	-	-	-	18,512	3.52%
Deposits from credit institutions	-	7	-	-	-	-	-	7	3.59%
Customer deposits	-	55,116	2,390	-	-	-	-	57,506	2.74%
Financial liabilities at amortized cost -
Deposits from Central Bank	4,741	-	-	-	-	-	-	4,741	3.57%
Deposits from credit institutions	11	16,309	8,168	1,318	1,595	4,551	15,004	46,956	3.72%
Customer deposits	257,708	117,821	9,542	2,992	708	556	291	389,618	1.02%
Marketable debt securities	17,939	10,369	2,790	1,995	4,256	978	14,791	53,118	4.03%
Subordinated liabilities	-	-	-	-	-	-	16,824	16,824	5.95%
Other financial liabilities	1,172	13,930	1,217	408	187	13	-	16,927	-
Hedging derivatives	-	76	-	49	230	34	1,003	1,392	-
	281,604	297,203	25,607	12,076	19,796	24,961	80,553	741,800
Difference (assets less liabilities)	(237,254)	(242,800)	8,016	83,783	107,013	30,512	61,961	(189,039)

b)	Foreign currency of assets and liabilities

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2012		12/31/2013
	Assets	Liabilities	Assets	Liabilities

Cash and balances with Central Bank	830	-	918	-
Debt instruments (Note 9)	4,145	-	18,907	-
Equity instruments	2,891	-	711	-
Loans and advances to credit institutions (Note 8)	24,057	-	16,664	-
Loans and advances to customers	52,360	-	60,472	-
Other assets	264	-	215	-
Marketable debt securities	-	12,756	-	14,446
Subordinated liabilities	-	-	-	16,891
Derivatives	-	25,379	-	16,409
Deposits from credit institutions (Note 19)	-	16,717	-	14,071
Customer deposits (Note 20)	-	27,716	-	33,401
Other financial liabilities	-	795	-	600
Provisions	-	49	-	2
Other liabilities	-	652	-	2,580

c)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and equity instruments whose market value cannot be estimated reliably.

The Group’s financial liabilities – except for financial liabilities held for trading – are measured at amortized cost in the accompanying consolidated balance sheet.

i. Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Group considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31 2012

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with Central Bank (Note 7)	31,327	-	-	31,327	31,327
Loans and advances to credit institutions (Note 8)	18,117	26,822	6,932	51,871	51,871
Loans and advances to customers (Note 12)	2,346	-	376,444	378,790	345,702
Debt instruments (unlisted) (Note 9)	-	-	5,463	5,463	5,463

As of December 31 2013

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with Central Bank (Note 7)	32,646	-	-	32,646	32,646
Loans and advances to credit institutions (Note 8)	16,084	17,560	17,598	51,242	51,246
Loans and advances to customers (Note 12)	2,209	-	406,583	408,792	384,752
Debt instruments (unlisted) (Note 9)	-	-	5,659	5,659	5,659

ii. Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Group considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of December 31 2012

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	21,849	1,475	23,324	23,334
Customer deposits (Note 20)	5,725	348,710	-	354,435	354,508
Marketable debt securities (Note 21)	13,158	43,926	-	57,084	54,703
Other financial liabilities (Note 23)	-	-	26,303	26,303	26,311

As of December 31 2013

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from Central Bank (Note 19)	-	-	4,741	4,741	4,741
Deposits from credit institutions (Note 19)	-	40,648	6,566	47,214	46,956
Customer deposits (Note 20)	5,023	384,496	-	389,519	389,618
Marketable debt securities (Note 21)	12,468	40,877	-	53,345	53,118
Subordinated liabilities (Note 22)	17,307	-	-	17,307	16,824
Other financial liabilities (Note 23)	-	-	16,927	16,927	16,927

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-
Balances with Central Bank: Their fair value has been estimated to be equal to their amortized cost given that, because they are mainly composed by the compulsory deposit required by Central Bank, this value would be considered to execute a prepayment transaction at fair value.

-
Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-
Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-
Remaining loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the portfolio for the allowance of future flows and current portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-
Financial liabilities at amortized cost: Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-
Remaining financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-
Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

d)	Restricted availability assets

As of December 31, 2012 and 2013, the Group did not have any assets with restricted availability, except for the Central Bank compulsory deposits (see Note 7), repurchase agreements included as Debt instruments (see Note 9) and collaterals in derivatives transactions (organized markets and OTC) (see Note 32).

See Note 48.c for significant restrictions on the ability to access or use the assets and settle the liabilities of the Group as of December 31, 2103.

e)	Restriction on earnings distribution

As of December 31, 2012 and 2013, the Group did not have any restriction on earnings distribution, except for the legal reserve as mentioned in Note 29 (8,918 million pesos in legal reserve that include 291 million pesos in legal reserve of the Group on an individual basis as of December 31, 2013 and 9,310 million pesos in legal reserve that include 293 million pesos in legal reserve of the Group on an individual basis as of December 31, 2013) and the unrealized gains of financial instruments under Mexican Banking GAAP in equity (768 million pesos as of December 31, 2012 and 24 million pesos as of December 31, 2013). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the Commission (see Note 30).

46. Operating segments

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

-
Global Wholesale Banking: this segment reflects the Corporate Banking business, and those on Investment Banking and Markets in Mexico, including all the managed treasury departments and the equities business. The global wholesale banking activities include products and services for our corporate customers, such as investment banking and project finance.

-
Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually accounted for 10% or greater of the Group’s interest and similar income for 2011, 2012 and 2013.

The Group does not carry out significant operations outside of Mexico and does not have any individual customers that account for 10% or more of the Group’s interest and similar income. Information regarding products and service is not available and is deemed excessively costly to develop.

Management reporting for the Group is generally based on IFRS.

The 2011 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2011	Banking (as restated)	Banking (as restated)	Activities (as restated)	Total (as restated)

Net interest income	21,107	3,690	3,814	28,611
Income from equity instruments	-	193	106	299
Net fee and commission income	8,634	1,465	(195)	9,904
Gains/(losses) on financial assets and liabilities and exchange differences	935	(394)	(240)	301
Other operating income/(expenses)	(839)	(369)	241	(967)
Total income	29,837	4,585	3,726	38,148
Administrative expenses	(13,271)	(1,412)	(235)	(14,918)
Depreciation and amortization	(1,295)	(158)	(4)	(1,457)
Impairment losses on financial assets (net)	(5,326)	(65)	(44)	(5,435)
Impairment losses on other assets (net)	-	-	(100)	(100)
Provisions (net)	2,434	(1)	(543)	1,890
Gains/(losses) on disposal of assets not classified	-	-	-	-
as non-current assets held for sale	-	-	13	13
Gains/(losses) on disposal of non-current assets not	-	-	-	-
classified as discontinued operations	-	-	54	54
Operating profit before tax	12,379	2,949	2,867	18,195
Income tax				(4,776)
Profit from continuing operations				13,419
Profit from discontinued operations (net)				4,352
Consolidated profit for the year				17,771
Profit attributable to the parent				17,770
Profit attributable to non-controlling interest				1
Total assets	243,062	411,254	89,958	744,274
Total liabilities	262,323	297,191	93,916	653,430

The 2012 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2012	Banking (as restated)	Banking (as restated)	Activities (as restated)	Total (as restated)

Net interest income	26,533	3,723	3,626	33,882
Income from equity instruments	19	101	92	212
Net fee and commission income	9,884	1,882	(81)	11,685
Gains/(losses) on financial assets and liabilities and exchange differences	612	1,000	(353)	1,259
Other operating income/(expenses)	(1,107)	(484)	425	(1,166)
Total income	35,941	6,222	3,709	45,872
Administrative expenses	(15,175)	(1,368)	(181)	(16,724)
Depreciation and amortization	(1,379)	(156)	(2)	(1,537)
Impairment losses on financial assets (net)	(8,802)	(163)	(5)	(8,970)
Impairment losses on other assets (net)	-	-	(34)	(34)
Provisions (net)	1,460	-	(780)	680
Gains/(losses) on disposal of assets not classified	-	-	-	-
as non-current assets held for sale	-	-	1,743	1,743
Gains/(losses) on disposal of non-current assets not	-	-	-	-
classified as discontinued operations	-	-	135	135
Operating profit before tax	12,045	4,535	4,585	21,165
Income tax				(3,853)
Profit from continuing operations				17,312
Profit from discontinued operations (net)				132
Consolidated profit for the year				17,444
Profit attributable to the parent				17,443
Profit attributable to non-controlling interest				1
Total assets	293,294	402,354	97,384	793,032
Total liabilities	308,101	297,461	87,858	693,420

The 2013 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2013	Banking	Banking	Activities	Total

Net interest income	29,767	3,471	2,609	35,847
Income from equity instruments		147	98	245
Net fee and commission income	10,969	1,962	(87)	12,844
Gains/(losses) on financial assets and liabilities and exchange differences	756	2,431	94	3,281
Other operating income/(expenses)	(1,160)	(561)	430	(1,291)
Total income	40,332	7,450	3,144	50,926
Administrative expenses	(16,802)	(1,612)	(216)	(18,630)
Depreciation and amortization	(1,488)	(130)	(2)	(1,620)
Impairment losses on financial assets (net)	(12,885)	(1,992)	(28)	(14,905)
Impairment losses on other assets (net)	-	-	(22)	(22)
Provisions (net)	(455)	-	(296)	(751)
Gains/(losses) on disposal of assets not classified	-	-	-	-
as non-current assets held for sale	-	-	31	31
Gains/(losses) on disposal of non-current assets not	-	-	-	-
classified as discontinued operations	-	-	(16)	(16)
Operating profit before tax	8,702	3,716	2,595	15,013
Income tax				(2,670)
Profit from continuing operations				12,343
Profit from discontinued operations (net)				1,938
Consolidated profit for the year				14,281
Profit attributable to the parent				14,279
Profit attributable to non-controlling interest				2
Total assets	340,224	399,945	117,649	857,818
Total liabilities	380,766	240,253	144,281	765,300

47. Related-party transactions

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

	12/31/2012		12/31/2013
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading-
Loans and advances to credit institutions-
Of which-
Banco Santander, S.A. (Spain)	4,367	-	3,380	-
Santander Benelux, S.A., N.V.	-	3,171	-	-
Abbey National Treasury Services plc.	-	47	-	-
Loans and advances to customers-
Of which-
Santander Capital Structuring, S.A. de C.V.	-	1,217	-	1,751
Produban Servicios Informáticos Generales, S.L.	-	861	-	1,086
Promociones y Servicios Polanco, S.A. de C.V.	-	210	-	336
Grupo Konectanet México, S.A. de C.V.	-	-	-	15
Trading derivatives-
Of which-
Banco Santander, S.A. (Spain)	8,719	-	12,095	-
Santander Benelux, S.A., N.V.	-	9,921	-	7,822
Abbey National Treasury Services plc.	-	295	-	70
Santander Investment Limited	-	2	-	-
Other	-	-	-	12
Other assets-
Of which-
Banco Santander, S.A. (Spain)	-	-	86	-
Zurich Santander Seguros México, S.A.	-	629	-	761
Other	-	67	-	60

	12/31/2012		12/31/2013
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading-
Trading derivatives-
Of which-
Banco Santander, S.A. (Spain)	11,486	-	12,599	-
Santander Benelux, S.A., N.V.	-	13,040	-	8,291
Abbey National Treasury Services plc.	-	345	-	42
Other	-	-	-	12
Financial liabilities at amortized cost-
Deposits from credit institutions-
Of which-
Banco Santander, S.A. (Spain)	186	-	3,298	-
Banco Santander International	-	-	-	68
Other	-	-	-	20
Subordinated liabilities-
Of which-
Banco Santander, S.A. (Spain)	-	-	12,766	-
Customer deposits-
Of which-
Isban México, S.A. de C.V.	-	491	-	676
Produban Servicios Informáticos Generales, S.L.	-	145	-	348
Santander Capital Structuring, S.A. de C.V.	-	-	-	114
Other	-	136	-	154
Marketable Debt Securities-
Of which-
Banco Santander, S.A. (Spain)	74	-	774	-
Zurich Santander Seguros México, S.A.	-	1,033	-	-
Other financial liabilities-
Of which-
Banco Santander, S.A. (Spain)	494	-	10	-
Other liabilities-
Of which-
Banco Santander, S.A. (Spain)	55	-	176	-
Other	-	22	-	45

	2011		2012		2013
	Parent	Santander Group Companies	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income-
Of which-
Banco Santander, S.A. (Spain)	71	-	7	-	4	-
Santander Benelux, S.A., N.V.	-	20	-	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	14	-	28	-	35
Santander Capital Structuring, S.A. de C.V.	-	-	-	46	-	79
Other	-	3	-	6	-	3
Interest expenses and similar charges-
Of which-
Banco Santander, S.A. (Spain)	23	-	-	-	24	-
Isban México, S.A. de C.V.	-	24	-	27	-	17
Zurich Santander Seguros México, S.A.	-	-	-	11	-	-
Promociones y Servicios Polanco, S.A. de C.V.	-	2	-	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	2	-	-	-	-
Other	-	-	-	9	-	14
Fee and commission income-
Of which-
Banco Santander, S.A. (Spain)	8	-	-	-	-	-
Santander Investment Securities Inc.	-	-	-	-	-	10
Zurich Santander Seguros México, S.A.	-	2,221	-	2,973	-	3,372
Santander Capital Structuring, S.A. de C.V.	-	15	-	30	-	30
Gestión Santander, S.A. de C.V.	-	-	-	-	-	1,310
Other	-	11	-	14	-	6
Gains/(losses) on financial assets and liabilities (net)-
Of which-
Santander Benelux, S.A., N.V.	-	(4,244)	-	(833)	-	900
Banco Santander, S.A. (Spain)	485	-	(3,964)	-	(482)	-
Servicios de Cobranza, Recuperación y	-	-	-	-	-	-
Seguimiento, S.A. de C.V.	-	7	-	-	-	-
Abbey National Treasury Services plc.	-	(184)	-	(28)	-	72
Other	-	(33)	-	(90)	-	53
Administrative expenses-
Of which-
Produban Servicios Informáticos Generales, S.L.	-	1,118	-	1,220	-	1,382
Isban México, S.A. de C.V.	-	84	-	67	-	-
Santander Global Facilities, S.A. de C.V.	-	151	-	155	-	166
Ingeniería de Software Bancario, S.L.	-	88	-	68	-	-
Gesban México Servicios Administrativos	-	-	-	-	-	-
Globales, S.A. de C.V.	-	34	-	41	-	-
Geoban, S.A.	-	-	-	74	-	-
Aquanima México, S. de R.L. de C.V.	-	-	-	-	-	43
Other	-	96	-	68	-	354

48. Risk management

1. Corporate risk management, appetite principles and control

1.1 Corporate principles

The Group’s risk management structure and its risk appetite are determined mainly by a banking business model.

•
The Group’s main activity is the banking activity and more specifically the retail banking business and the Group has a local diversified presence characterized by major market shares in the main markets in which it operates.

•	This model enables the Group to generate high recurring earnings on the basis of solid capital and liquidity.

•	The Group implements its operational and technological integration model through a series of corporate platforms and tools. This facilitates a swift and efficient compilation of data.

The Group’s risk management model underlying the business model is based on the following principles:

•
Independence of the risk functions with respect to the business. The head of the Group’s risk division reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•
Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and for the risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralized control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk and all businesses).

The Group’s risk management has adopted the Basel principles, insofar as the Group acknowledges and supports the leading-edge industry practices which the Group has implemented in advance; accordingly, for several years the Group has used a number of tools and techniques that are described in detail in this Note. These tools and techniques include the following:

•
Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of failure to be estimated first, and then, on the basis of estimates of loss given default, the expected loss.

•
Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed, Return on Risk-Adjusted Capital (hereinafter, “RORAC”), which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios (top-down approach); and VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

•	Scenario analysis and stress testing to supplement credit and market risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•
Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The risk unit use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•
Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable the Group to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•
Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levers:

•
At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by the Group’s risk committee.

•
The Group has detailed action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture.

•
Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programs (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties).

•
The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•
Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each market.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

Risk appetite framework

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

Risk appetite is directly related to the Group’s strategy, including the assessment of growth opportunities in key businesses and markets, funding liquidity and capacity, and capital. Basel II Second Pillar, with its corresponding capital-planning and stress test exercises, complements the reference framework for risk appetite.

The Group’s risk appetite framework contains both quantitative and qualitative elements making up a group of primary metrics and a separate series of supplementary indicators.

The risk appetite formulated sets the boundaries for the budget process, in which the Group’s principal strategic measures - earnings, liquidity, capital, non-performing loans ratio, VaR, etc. - are analyzed and approved in an integrated manner.

The Group has adopted a general medium-low and predictable risk profile based on a diversified business model, focused on retail banking and with significant market share. It has developed a wholesale banking model which attaches importance to the relationship with clients in the Group’s core markets.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

• The maximum losses the Group is willing to assume,

• The minimum capital position the Group wishes to maintain, and

• The minimum liquidity position the Group wishes to have.

These metrics are calculated for severe stress scenarios that are unlikely but possible.

Also, the Group has a series of transversal metrics aimed at limiting excessive concentration of the risk profile, both in terms of risk factors and from the perspective of customers, businesses and products.

 Losses

One of the three primary metrics used to formulate the Group’s risk appetite is expressed in terms of the maximum unexpected effect on results that the Group is willing to accept in the event of adverse scenarios that are plausible but unlikely to occur.

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, senior management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialization of the adverse effects for all the risks considered is one year.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after ordinary provisions, i.e. ordinary operating profit/(loss) before tax.

Capital position

The Bank has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer. It has set a target core capital ratio of more than 12%, defined in terms of Basel II.

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Needs arising from medium- and long-term business activities must be financed with medium- and long-term instruments.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained primarily by virtue of its focus on the retail banking business with a high level of diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and receivables (generally):

•
Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•
Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans. • Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold):

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•
 A predictable general medium-low risk profile based on a business model focusing on retail banking with a diversified presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•
To maintain a management model that ensures that all risks are viewed in an interrelated way through a robust corporate risk control and monitoring environment with responsibilities: all risks and all businesses.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•
The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable the Group to maintain a risk profile compatible with the established risk appetite.

•
The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

1.4 Risk appetite management criteria for each specific risk

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

Credit risk

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

~~•~~
Standardized risks: scoring models and an automated decision-making process are used. Risks are grouped together into credit management programs (PGCs), with lending policies designed and approved on the basis of the risk appetite of the unit concerned, in keeping with its level of predictability.

~~•~~
Individualized risks: these are classified on the basis of a given risk exposure per customer. Analysts are each assigned a portfolio of customers which they monitor actively. The ratings of each customer are updated at least once a year.

~~•~~
Global Wholesale Banking Risk (includes Corporate Banking and Financial Institutions): the distribution of the level of risk exposure by rating is used as a parameter for monitoring the portfolio. At least once a year, limits are assigned to each group/customer and an analysis is performed of all aggregate limits, broken down by risk rating level.

The Group’s basic objective in terms of concentration risk appetite is to ensure that its risk portfolio remains widely diversified from the perspective of its exposure to large risks, to certain markets and to specific products. This appetite is measured using three approaches (customers, products and sectors) that include limits which are set as warning or control signals.

Market risk

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

Operational risk

The established risk appetite is monitored on the basis of daily management and mitigation, through the gross losses / gross income ratio, self-assessment questionnaires / risk maps and management indicators.

Compliance and reputational risk

The appetite for this risk is deemed to be “zero”. Active reputational risk management policies are established through the corporate office set up for this purpose. This risk is monitored using the following support indicators: 1) prevention of money laundering, 2) institutional relations with regulatory bodies, 3) codes of conduct for securities markets, 4) marketing of products and 5) other.

1.5 Control system

a) Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities of each business activity. Limit setting is a dynamic process that responds to the level of risk appetite considered acceptable by senior management.

b) Objectives of the limits structure

The limits structure requires a process to be performed that pursues, among other things, the following objectives:

•	Identify and define, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy;

•	Quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks;

•
Give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded;

•	Allow business makers to assume risks which, although prudent, allow for a sufficient return; and

•	Define the range of products and underlyings with which the treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

2. Corporate Governance of the risk function

The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors and types of risk.

•	To authorize the management tools and risk models and ascertains the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The executive committee and the board of directors of the Group pay particular attention to the management of the Group’s risks.

The risk function at the Group is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and functional standpoint.

3. Integrated risk control and internal risk validation

The integrated risk control and internal risk validation functions are located within the integrated risk control and internal risk validation unit, reporting directly to the chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

The integrated risk control function ensures an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks considered are: credit risk (including concentration and counterparty risks), market risk (including liquidity and structural interest rate and foreign currency risks), operational and technology risk, and compliance and reputational risk.

The integrated risk control function is articulated in three complementary activities:

1)
To guarantee that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)
To ensure that senior management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)
To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

The function is characterized by having a corporate scope and encompasses all risks and all businesses. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated supervision of all the risks the Group incurs in its business activities.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematizing its operation and tailoring it to the Group’s particular needs. As a result, it is possible to formalize the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1): testing or review guidelines are available for each risk, and are divided into control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

Module 2): senior management is provided with monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3): in order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialized unit of the Group, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

Internal model validation at the Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models, and, in general, all the relevant aspects of risk management.

The Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, market, operational, compliance and reputational risks.

4. Credit Risk

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between two types of customers:

•
Individualized customers: defined as those to which a risk analyst has been assigned. This category includes global wholesale banking customers (corporates and financial institutions) and the retail banking companies whose risk level is above a set exposure threshold. Risk management is performed through expert analysis supplemented by decision-making support tools.

•
Standardized risks: standardized customers are those which have not been assigned a risk analyst. This segment includes exposures to individuals, independent professionals and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented when required by the expert judgment of teams of analysts.

4.2 Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f)

4.2.1 Credit risk map – 2012 and 2013

The following table shows the Group maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2012 and 2013, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

			Change, December 31, 2013 vs. December 31, 2012
Credit Operations	12/31/2012	12/31/2013	Millions of Pesos	%
Payroll credit	14,504	15,572	1,068	7.36%
Personal loans	12,584	14,150	1,566	12.44%
Credit cards	36,973	39,782	2,809	7.60%
Mortgages	72,290	91,859	19,569	27.07%
SMEs	33,175	41,411	8,236	24.83%
Middle-market corporations	79,314	92,796	13,482	17.00%
Institutions	18,158	30,253	12,095	66.61%
Global corporate clients	91,092	88,168	(2,924)	(3.21%)
Other	204	292	88	43.14%
	358,294	414,283	55,989	15.63%

For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding valuation adjustments (impairment losses, accrued interest receivable, derivatives and other), except for trading and hedging derivatives.

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

4.2.2 Credit risk parameters

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

These factors are the main credit risk parameters. Their combination is used in the calculation of the probable loss or expected loss. This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

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

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing when the income and expenses take place.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, so as to identify the actual use of the facilities at the time of default.

4.3. Credit risk from other standpoints

4.3.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly sovereign risk, financial institutions and corporates. These operations are performed using both money market and fixed income financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s counterparties.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the Equivalent Credit Risk or ECR is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future

Derivatives exposures

The net total credit risk exposure in derivatives activities amounted to an average of 245,729 million pesos in the fourth quarter of 2013, and was concentrated at counterparties with high credit quality.

Certain information regarding trading and hedging derivatives is presented in Notes 13 and 32.

4.3.2. Concentration risk

Concentration risk is an essential element of risk management. The Group continuously monitors the degree of concentration of credit risk portfolios by economic group. This monitoring starts from the admission study stage with the application of a questionnaire to the partners of the borrowing group to create a list of companies and assess the exposure of the economic group by both credit and market risk.

The Group is subject to CNBV regulations on “Large Exposures” as follows:

a)
As of December 31, 2012 financing granted to debtors or groups of individuals or entities representing a joint risk, the individual amount of which exceeds 10% of the Bank’s Basic Capital (of the month immediately preceding the reporting date) is composed by a group that represent the total amount of 10,364 million pesos, which is equal to 15.15%% of the Bank’s Basic Capital.

b)
As of December 31, 2013 there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 10% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

c)
Loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 15,763 million pesos and 14,376 million pesos represent 21.43% and 18.09% respectively, of the Bank’s Basic Capital.

4.3.3 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the Central Bank (including the compulsory deposits), the issuer risk of Mexican Government (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

In general, sovereign risk exposure arises mainly from the Banks’ obligation to make certain deposits at the Central Banks and from the debt securities portfolio held as part of the structural interest rate risk management strategy. The vast majority of these exposures is taken in pesos and is financed out of customer deposits, also denominated in local currency.

4.3.4 Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•
The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed.

•
The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.4 Credit risk cycle

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

•
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.4.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The Group uses internal rating models for this purpose. These mechanisms are used in all the individualized segments, both the wholesale segments (sovereigns, financial institutions and corporate banking) and the other individualized companies and institutions.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In contrast to the use of ratings in the individualized segments, in the standardized segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.4.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes. Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and management’s views on risk. This process is defined in the risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using a credit management program (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management. .

For individualized risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materiality, concur. .

Thus, for large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.). .

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables supporting the preparation of the budget. .

The Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing), which enables the Group to assess its capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Calculates the sensitivity of the credit risk parameters (PD and LGD) to certain macroeconomic variables.

•	Designs benchmark scenarios.

•
Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each of the set scenarios and the changes in the risk profile of each portfolio in response to changes in certain macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables.

The main macroeconomic variables contained in these scenarios are as follows:

•	Unemployment rate.

•	Housing prices.

•	GDP.

•	Interest rate.

•	Inflation.

The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.

4.4.3 Transaction decision-making

The sale phase consists of the decision-making process, providing support to the business units which need the analysis and approval of risks so that a transaction can be performed.

The purpose of the decision-making process is to analyze and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. The decision-making process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.

In the standardized customer sphere, the management of large volumes of loan transactions will be facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•
It can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•
It may always require the analyst’s authorization, even if the transaction meets the amount, product, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

Although they are important in all the phases of the credit risk cycle, mitigation techniques play a particularly important role in the decisions on transactions.

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of netting off the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk through the recovery of all or part of the benefits generated at a given point in time by the transaction (measured at market price).

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to these assessments, from which the collateral amount (normally cash), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, inter alia, bank guarantees and stand-by letters of credit.

4.4.4 Monitoring

The monitoring function is based on an ongoing process of permanent observation to enable early detection of any changes that might arise in customers’ credit quality, so that actions can be adopted to correct adverse changes.

Monitoring is based on the segmentation of customers, is performed by dedicated risk teams and is complemented by the work performed by internal audit.

Monitoring involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

4.4.5 Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG)

VMG measures the change in non-performing loans in the period, discounting the loans written off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans.

VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•
LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off balance- sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of their use.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

4.4.6 Recovery management

Recovery management is a strategic function in the Group’s risk management area.

In order to manage recovery properly, action is taken in four main phases: arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of the Group’s businesses, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied always taking into account the peculiarities required for the recovery activity, due either to the economic environment, to the business model or to a combination of both. This corporate model is subject to the permanent review and enhancement of the management processes and methodology that underpin it. For the Group, recovery management entails the direct involvement of all areas of management (sales, technology and operations, human resources and risk), which has contributed to the incorporation of solutions improving the effectiveness and efficiency of the aforementioned model.

Also, the differing characteristics of the Group’s customers make segmentation necessary for the performance of proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

Restructured/refinanced portfolio

The term “restructured/refinanced portfolio” refers to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to cancel the agreement and/or even enter into a new transaction.

Restructuring/refinancing policy

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard to transactions in which the customer has, or might foreseeably have, difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to modify or cancel the agreement and/or even enter into a new transaction.

The principles of this policy include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, avoiding any actions that might defer the recognition of non-performing loans.

•
Its purpose must be to recover all the amounts owed, which entails recognizing any unrecoverable amounts as soon as possible. Delaying the immediate recognition of losses would be contrary to good management practices.

•
It must always envisage maintaining the existing guarantees and, if possible, enhancing them or extending their coverage. Effective guarantees do not only mitigate losses given default, but might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding to the customer, or be used to refinance debts to competitors or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	It may not give rise to an improvement in the classification of the loan until such time as the experience with the customer has proven to be satisfactory.

Given that the purpose of restructuring/refinancing is to enable the customer to continue to settle its debts, the focal point of any analysis is the ability to pay. The main factors considered in determining whether there has been a deterioration in the borrower’s economic situation and, therefore, a possible impairment of its ability to pay, are: non-payment, frequent payment delays or a reduction in income levels. The scope of this practice and corporate policy does not include, therefore, the changes made to the terms and conditions of a transaction as a result of the habitual commercial relationship with the customer and where the borrower is not experiencing any financial difficulties.

The Group’s approach to managing restructured/refinanced transactions varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, in managing these transactions, it distinguishes between:

•
Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity. This early action represents one of the main levers of the Group’s credit risk management. 86% of the total restructured/refinanced portfolio relates to transactions of this kind.

•
Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations. This restructuring/refinancing does not entail the release of provisions and the borrowers continue to be classified as doubtful, unless the criteria established in the Group’s corporate policy are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of ability to pay) and the precautionary requirements included for prudential reasons in the Group’s corporate policy are also satisfied (i.e. sustained payment for a certain period, depending on the transaction features and the type of guarantee).

The practice of loan restructuring/refinancing is confined, subject to stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Group’s position in terms of expected loss, and

•	in which restructuring/refinancing does not discourage an additional effort by customers.

For standardized customers, the following general principles are applied, although exceptional circumstances are handled on a case-by-case basis:

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives and their impacts are assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	The use of loan restructuring/refinancing is restricted, with priority being given to additional efforts from customers, and actions that only postpone the problem are avoided.

•	Restructured/refinanced transactions are subject to special monitoring, which continues until the debt has been repaid in full.

In the case of individualized customers, these principles are used as a point of reference, but a case-by-case analysis of each customer is of particular importance.

The corporate policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but temporary deterioration in their ability to pay (which is expected to be recovered in a short space of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

b.
Final bullet: the customer’s installment is reduced by postponing part of the principal, which is paid together with the last installment. This alternative is considered only where it is not viable to extend the term of the loan and there is an effective guarantee that increases the likelihood of collecting the final installment (e.g. mortgages).

Each case is analyzed on an individual basis, with priority being given to modifications for customers displaying a slight but prolonged deterioration, since those who have suffered severe transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, which allow it to manage these transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

This portfolio of loans is segregated into a separate loan pool for the purposes of determining the allowance for impairment losses.

Our corporate policy establishes a maximum of one restructuring per year and three restructurings every 5 years together with more restrictive criteria: subsequent restructurings, which are not common, are only carried out after an exhaustive analysis of viability and when it has been determined that subsequent renegotiation can assure the payment with a reasonable certainty. Additionally, our corporate policy prescribes significant requirements (such as an extended period and new effective guaranties requested) before a restructured loan with subsequent restructuration to be reclassified as standard.

Certain information regarding renegotiated loans is included in Note 12.e)

For the purpose of determining losses, the Group monitors its debtors differentiating between:

•
Customers classified by the Group as “standardized”: grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•
Customers classified by the Group as “individualized”: they are monitored individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the restructured loans in the following manner:

•
Customers classified by the Group as “standardized”: our internal models consider restructured loans as a pool with differentiated behavior, which has its own probability of default calculated based on past credit history.

•
Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring to a loan. In this sense, our corporate risk policy establishes that the “rating” for restructured customers must be updated at least every six months reflecting new financial conditions or modifications.

5. Market risk

5.1 Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•
Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities and derivatives.

•
Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•
Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include, among others, loans and receivables, securities, derivatives, deposits, marketable debt securities and subordinated liabilities denominated in foreign currencies.

•
Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•
Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•
Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•
Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•
Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•
Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•
Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•
Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

The activities are segmented by risk type as follows:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)
Balance sheet management: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks comprise structural interest rate risk and structural liquidity risk that arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

The GBM division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The Financial Management Division is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Decisions affecting the management of these risks are taken through the Assets and Liabilities Committee (hereinafter, “ALCO”). The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different metrics in order to reflect their risk profiles as accurately as possible.

5.2 Methodologies

5.2.1. Trading

The standard methodology applied to trading activities by the Group in 2012 and 2013 was VaR, which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Group uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

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

5.2.2 Balance sheet management

i.
Interest rate risk

The Group analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

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

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a parallel shift in the yield curve (100 basis points).

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

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans. Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for local and foreign currency for a given period in which the Group operates. The gap measures net cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

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

The management of structural risks, including liquidity risk, is performed by the Financial Management Division, and the control of these risks is the responsibility of the Market Risk area. Financial Management Division provides support to the ALCO by submitting analyses and proposals, in compliance with the limits set. Market Risk area provides the ALCO through control activities and reports

Accordingly, in keeping with best governance practices, the Group establishes a clear division between the implementation of the financial management strategy (for which the Financial Management Division is responsible) and its monitoring and control (which is the responsibility of the Market Risk area).

Liquidity management

Liquidity management seeks to ensure that, even under adverse conditions, the Group has access to funds necessary to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

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

5.3 Complementary measures

i.	Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e., profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Group comply, at the very least, with the Basel Committee recommendations regarding the verification of the internal systems used to measure and manage financial risks.

The assessment models are regularly calibrated and tested by a specialized unit.

ii.	Coordination with other areas

Joint efforts are made daily with other areas to mitigate operational risk. This coordination work is comprised mainly of the reconciliation of positions, risks and results.

5.4 Risks and Results

5.4.1 Risks and results in 2011

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

Balance sheet management

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

5.4.2 Risks and results in 2012

Trading

The average VaR of the Group's market trading operations in 2012 stood at 87 million pesos, significantly lower than that for 2011 at 125 million pesos. In 2012, the changes in VaR were due mainly to changes in the interest rate risk and vega risk in interest rate derivatives that decreased as a result of the strategy of the trading book. VaR modeling did not change during 2012. At the end of December 2012, the VaR stood at 72 million pesos.

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

Balance sheet management

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

Interest Rate Risk Profile at December 31, 2012

The table below shows the distribution of interest rate risk by maturity as of December 31, 2012 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	159,137	45,485	-	2	8	32	30	49	113,531
Loans	400,495	236,190	12,099	10,382	15,668	45,874	22,446	69,903	(12,067)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	205	-	-	-	-	-	-	-	205
Securities	189,824	15,794	6,327	5,271	5,849	13,323	2,261	7,292	133,707
Permanent	(2,647)	-	-	-	-	-	-	-	(2,647)
Other Balance Sheet Assets	159,942	-	-	-	-	-	-	-	159,942
Total Balance Sheet Assets	906,956	297,469	18,426	15,655	21,525	59,229	24,737	77,244	392,671
Money Market	(155,926)	(9,821)	(5,348)	(977)	(198)	-	-	-	(139,582)
Deposits	(334,145)	(180,783)	(9,527)	(528)	(7,968)	(135,339)	-	-	-
Trade Finance	(917)	-	-	-	-	-	-	-	(917)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(78,836)	(35,415)	(956)	(269)	(350)	(1,391)	(1,392)	(17,915)	(21,148)
Equity	(112,233)	-	-	-	-	-	-	-	(112,233)
Other Balance Sheet Liabilities	(164,984)	-	-	-	-	-	-	-	(164,984)
Total Balance Sheet Liabilities	(847,041)	(226,019)	(15,831)	(1,774)	(8,516)	(136,730)	(1,392)	(17,915)	(438,864)
Total Balance Sheet Gap	59,915	71,450	2,595	13,881	13,009	(77,501)	23,345	59,329	(46,193)
Total Off-Balance Sheet Gap	(11,124)	578	(1,417)	(2,287)	(157)	(1,246)	(888)	(5,707)	-
Total Structural Gap	48,791	72,028	1,178	11,594	12,852	(78,747)	22,457	53,622	(46,193)
Accumulated Gap	-	72,028	73,206	84,800	97,652	18,905	41,362	94,984	48,791

Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2012 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	159,140	111,372	10,035	2	8	32	30	49	37,612
Loans	432,213	62,816	34,394	33,479	47,129	123,026	45,587	97,849	(12,067)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	205	-	-	-	-	-	-	-	205
Securities	169,523	146,322	208	1	1	5,482	-	-	17,509
Permanent	(2,647)	-	-	-	-	-	-	-	(2,647)
Other Balance Sheet Assets	159,942	-	-	-	-	-	-	-	159,942
Total Balance Sheet Assets	918,376	320,510	44,637	33,482	47,138	128,540	45,617	97,898	200,554
Money Market	(155,986)	(139,364)	(1,777)	(4,109)	(3,251)	(525)	-	-	(6,960)
Deposits	(334,146)	(144,579)	(30,783)	(319)	(5,949)	(152,516)	-	-	-
Trade Finance	(917)	-	-	-	-	-	-	-	(917)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(80,373)	(20,092)	(2,646)	(10,467)	(8,013)	(15,556)	(5,684)	(17,915)	-
Equity	(112,233)	-	-	-	-	-	-	-	(112,233)
Other Balance Sheet Liabilities	(164,984)	-	-	-	-	-	-	-	(164,984)
Total Balance Sheet Liabilities	(848,639)	(304,035)	(35,206)	(14,895)	(17,213)	(168,597)	(5,684)	(17,915)	(285,094)
Total Balance Sheet Gap	69,737	16,475	9,431	18,587	29,925	(40,057)	39,933	79,983	(84,540)
Total Off-Balance Sheet Gap	8,512	(439)	493	(1,078)	(1,920)	2,962	2,933	5,561	-
Total Structural Gap	78,249	16,036	9,924	17,509	28,005	(37,095)	42,866	85,544	(84,540)
Accumulated Gap	-	16,036	25,960	43,469	71,474	34,379	77,245	162,789	78,249

5.4.2 Risks and results in 2013

Trading

The average daily Total VaR of the Group's market trading operations in 2013 stood at 78 million pesos, lower than that for 2012 at 87 million pesos. In 2013, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book´s strategy. VaR modeling did not change during 2013. At the end of December 2013, VaR stood at 69 million pesos.

Average daily Total VaR fell by 9 million pesos with respect to 2012. This reduction was concentrated in interest rate VaR, where the average daily fell from 88 million pesos to 73 million pesos. The average daily equity VaR and exchange rate VaR increased from 14 million pesos to 21 million pesos, and from 10 million pesos to 12 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2013, remained at levels below the limit of 207 million pesos. During the first semester of 2013, the average daily Total VaR was 88 million pesos. However, in the second semester of 2013 the average daily Total VaR consumption decreased to 69 million pesos staying in levels between 53 million and 98 million, as a result of interest rates reduction expectation.

Calibration and test measures

Pursuant to the recommendations issued by Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2013 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2013, one exception to 99% VaR occurred (i.e., days when the daily loss exceeded VaR) on June 12, 2013, due mainly to the changes in interests rates. During 2012, there was one 99% VaR exception. During 2013, there were not VaE breaks as occurred in 2012.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2013.

Balance sheet management

Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2013 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2013, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,600 million pesos.

Interest Rate Risk Profile at December 31, 2013

The table below shows the distribution of interest rate risk by maturity as of December 31, 2013 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	175,194	40,402	-	2	8	32	30	35	134,685
Loans	435,075	253,272	9,280	10,410	19,668	51,245	24,336	75,615	(8,750)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(77)	-	-	-	-	-	-	-	(77)
Securities	194,481	12,228	14,239	6,932	1,474	16,457	9,582	13,600	119,969
Permanent	3,886	-	-	-	-	-	-	-	3,886
Other Balance Sheet Assets	158,610	-	-	-	-	-	-	-	158,610
Total Balance Sheet Assets	967,168	305,902	23,520	17,343	21,150	67,734	33,948	89,250	408,322
Money Market	(163,234)	(8,859)	(9,223)	(1,622)	-	-	-	-	(143,530)
Deposits	(376,257)	(196,985)	(8,999)	(513)	(10,191)	(159,568)	-	-	-
Trade Finance	(818)	-	-	-	-	-	-	-	(818)
Intragroup	(1)	-	-	-	-	-	-	-	(1)
Long-Term Funding	(98,571)	(27,788)	(184)	(271)	(957)	(3,457)	(3,453)	(40,018)	(22,443)
Equity	(107,565)	-	-	-	-	-	-	-	(107,565)
Other Balance Sheet Liabilities	(161,978)	-	-	-	-	-	-	-	(161,978)
Total Balance Sheet Liabilities	(908,424)	(233,632)	(18,405)	(2,407)	(11,148)	(163,025)	(3,453)	(40,018)	(436,335)
Total Balance Sheet Gap	58,744	72,270	5,114	14,937	10,001	(95,292)	30,495	49,232	(28,013)
Total Off-Balance Sheet Gap	(2,556)	3,562	4,060	545	(467)	(1,692)	(1,006)	(7,559)	-
Total Structural Gap	56,188	75,832	9,174	15,482	9,534	(96,984)	29,489	41,672	(28,013)
Accumulated Gap	-	75,832	85,006	100,488	100,023	13,039	42,528	84,200	56,168

Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2013 (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	175,198	142,798	85	2	8	32	30	35	32,208
Loans	465,227	65,389	36,412	35,205	55,770	128,271	49,171	103,759	(8,750)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(77)	-	-	-	-	-	-	-	(77)
Securities	179,838	156,626	-	-	-	5,679	-	-	17,532
Permanent	3,886	-	-	-	-	-	-	-	3,886
Other Balance Sheet Assets	158,610	-	-	-	-	-	-	-	158,610
Total Balance Sheet Assets	982,680	364,813	36,497	35,207	55,778	133,981	49,201	103,794	203,408
Money Market	(163,287)	(137,345)	(4,284)	(4,897)	(5,446)	-	-	-	(11,315)
Deposits	(376,257)	(163,702)	(37,060)	(295)	(7,534)	(167,665)	-	-	-
Trade Finance	(818)	-	-	-	-	-	-	-	(818)
Intragroup	(1)	-	-	-	-	-	-	-	(1)
Long-Term Funding	(99,160)	(28,928)	(3,601)	(3,214)	(3,280)	(16,666)	(3,453)	(40,018)	-
Equity	(107,565)	-	-	-	-	-	-	-	(107,565)
Other Balance Sheet Liabilities	(161,978)	-	-	-	-	-	-	-	(161,978)
Total Balance Sheet Liabilities	(909,066)	(329,975)	(44,944)	(8,406)	(16,261)	(184,331)	(3,453)	(40,018)	(281,677)
Total Balance Sheet Gap	73,614	34,837	(8,447)	26,801	39,518	(50,350)	45,748	63,776	(78,269)
Total Off-Balance Sheet Gap	1,776	(394)	229	810	132	(15)	(82)	1,096	-
Total Structural Gap	75,391	34,443	(8,219)	27,611	39,650	(50,365)	45,666	64,873	(78,269)
Accumulated Gap	-	34,443	26,225	53,836	93,486	43,121	88,787	153,660	75,391

Current liquidity position

Management believes that the Group’s structural liquidity position allows for the ability to cope with further stress market conditions, as reflected by the following factors:

-
Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 44.86% of the consolidated total assets at the end of 2013, and were funded entirely by customer deposits comprised of interest-bearing and noninterest-bearing demand deposits and time deposits. Other sources of short-term funding include promissory notes with interest payable at maturity and reverse repurchase agreements.

We also have access to long-term funding through the issuance of unsecured bonds and structured bank bonds in the local market. As of December 31, 2013, the balance of our long-term funding outstanding totaled 37,137 million pesos with a weighted average maturity of 9 years. At the end of 2012, the Group issued 10-year US dollar-denominated Senior Notes for an amount of USD 1,000,000,000, aimed to extend the duration of our liabilities and refinance indebtedness maturing in the first half of 2013. Additionally in December 2013, the Group issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year 5 for an amount of USD 1,300,000,000 in order to enhance its capital structure.

-
Solid regulatory framework

Under the Law of the Mexican Central Bank, the Central Bank has the authority to order the percentage of the liabilities of financial institutions that must be deposited in interest or noninterest-bearing deposits with the Mexican Central Bank. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes Compulsory Deposits requirements on Mexican commercial banks. The amount of the compulsory deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2008.

The compulsory deposits required under the terms of the Bulletin 36/2008 have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 3.65% of the consolidated total assets at the end of 2013.

Finally, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

-
Liquidity coefficient

We also calculate two liquidity coefficients monthly, one for our peso-denominated positions and one for our foreign currency-denominated positions, which are translated into U.S. dollars for the purpose of the calculation. The liquidity coefficient is calculated by dividing the amount of liquid assets (calculated at market value) by the sum of the amount of due liabilities and irrevocable committed contingencies. We seek to maintain the liquidity coefficient at greater than 10% for each of our peso-denominated positions and our U.S. dollar-denominated positions; these coefficients were 39.9% and 17.5%, respectively, at the end of 2013.

-
Funding dynamics

As described previously, customer deposits funded all Loans and advances to customers at the end of 2013. At the end of 2012, the Group issued 10-year US dollar-denominated Senior Notes for an amount of USD 1,000,000,000 and, at the end of 2013, issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year 5. These issues are aimed at extending the duration of our liabilities and refinancing indebtedness. The breakdown of the total issuances (long-term) outstanding, including the issuance of the Senior Notes and the Tier II Subordinated Capital Notes, as of December 31, 2013 is as follows:

	Amount	Issue Date	Maturity Date	Rate

Structured bank bonds	5	08/06/2013	08/04/2015	TIIE
Structured bank bonds	8	08/20/2013	08/18/2015	TIIE
Structured bank bonds	131	29/08/2012	08/26/2015	TIIE
Structured bank bonds	20	10/16/2012	10/15/2015	Guaranteed rate subject to IBEX 35
Unsecured bonds	2,800	09/28/2011	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	10/20/2011	09/21/2016	TIIE + 50 bps
Unsecured bonds	978	12/07/2007	11/23/2017	9.05%
Unsecured bonds	1,700	22/03/2011	03/09/2021	8.91%
Senior notes	12,825	11/09/2012	11/09/2022	4.125%
Subordinated capital notes	16,880	12/27/2013	01/30/2024	5.95%
Mortgage-backed bonds	270	09/22/2006	05/25/2032	5.00%
Mortgage-backed bonds	16	09/22/2006	05/25/2032	6.40%
	36,933

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

6. Operational risk

6.1 Definition and objectives

The Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred.

Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt initially for the standardized approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardized approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Group.

6.2 Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three levels or layers of control:

•	First level: management and control functions performed by the Group’s units. Attempts to ensure that the business and the entity as a whole do not incur this type of risk.

•	Second level: control functions performed by the corporate areas. Establishes regulations and controls compliance by the first layer of control.

•	Third level: integrated supervision functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR).

This model is reviewed on a recurring basis by the internal audit division.

Within the technology and operations division, the corporate technology and operational risk area (ACRTO) is responsible for the definition of policies and methodology and for the management and control of technology and operational risks.

The Group considers it is advisable for the first and second layer control functions to be performed within the aforementioned technology and operations division, which manages operational risk more directly and which has resources and personnel better suited to the identification, measurement, valuation and mitigation of operational risk. All of the above forms part of the recurring supervision of the Group’s control bodies, in line with its strong risk management culture.

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the Group, with particular importance being attached to the role of the operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units.

•
Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/ assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines. .

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

The main functions, activities and initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarized as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimize the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•
Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

6.3 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis (based on the identified risks) and obtain a valuation (through the measurement/assessment) of the area/unit.

6.4 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Group.

In addition to monitoring all operational control-related matters, the Group placed greater emphasis on the following aspects:

•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (SIRO), which every quarter consolidates the information available from each unit in the operational risk sphere and gives a view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each unit.

•	Dissemination of the best practices among the units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	The Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: Basel II.

This information acts as the basis for meeting reporting requirements to the risk committee, senior management, regulators, rating agencies, etc.

7. Compliance and reputational risk

7.1 Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise) or being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Reputational risk is the risk associated with the perception of the Group held by the various internal and external stakeholders with which it is related as part of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.

The Group’s objective regarding compliance and reputational risk management is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

7.2 Corporate governance and organizational model

It is the responsibility of the Group’s board or directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the policy on the prevention of money laundering and terrorist financing and the product and service marketing policy.

The risk committee proposes the Group’s risk policy to the board. Also, as the body responsible for risk management, it measures reputational risk in its area of activity and decision-making.

The audit and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the Group´s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function is to inform the Board on an ongoing basis, primarily through the Audit Committee which reported in the following dates: 11 February, 10 April and 22, May 06, June 10, July 22 11 September and 14 October, and the Compliance Committee, in which the head of compliance in reported Group meeting day: 21 January, 22 April, 22 July and 28 October 2013.

The last layer of governance comprises the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money-laundering and the marketing of products and services), which have a business scope (all businesses).

The organizational model revolves around the corporate compliance and reputational risk area, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the central department for the prevention of money-laundering and terrorist financing.

7.3 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money-laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

Policies

The general code of conduct is the central plank of the Group’s compliance program. The general code of conduct contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals1.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel through which notifications of allegedly illicit actions are formulated and processed.

Governance and organization

It is the role of the corporate compliance office to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by Executive Chairman and CEO of the Group, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money-laundering and terrorist financing). The regulatory compliance committee is composed the Executive Chairman and Chief Executive Officer, Vice President of Commercial Banking, Vice President of Administration and Finance, Deputy Directors General Intervention and Control, Technology, Operations and Quality, Executive Director of Internal Audit and Counsel General Counsel.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implement the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervise the training activities on the compliance program conducted by the human resources area.

3.	Direct investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.
Cooperate with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes ad manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receive and handle the complaints made by employees or third parties through the complaints channel.

6.	Advise on the resolution of doubts arising from the application of the codes and manuals.

7.	Prepare an annual report on the application of the compliance program for submission to the audit and compliance committee.

8.	Regularly report to the General Legal Counsel, to the audit committee and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

9.
Assess, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit and compliance committee.

1 The industry-specific codes and manuals include the prevention of money-laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the foreclosed asset management manual of conduct, the purchase management manual of conduct, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

•	Prevention of money-laundering and terrorist financing.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money-laundering and terrorist financing

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group must observe, and which are prepared in conformity with the provisions prescribed in Article 115 of the Credit Institutions Law, nevertheless the Group complies with other local standards of strict application to the Group in terms of prevention of money laundering and terrorist financing. We also observe the principles standards contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

Banco Santander (Spain) is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money-laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money-laundering in private banking and correspondent banking, and the financing of terrorism as regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Governance and organization

The organization of the prevention of money-laundering and terrorist financing unit (UPLDyFT, using the Spanish acronym) function is based on three areas: the monitoring, the analysis and the regulations and risk management. The main function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing.

The Communication and Control Committee (CCC) is our maximum control body with a corporate scope which is chaired by the Group’s General Legal Counsel and is composed by the head of internal audit area, and the most directly affected business units.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at different: areas. In each case their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk.

The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money-laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

Product and service marketing

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all businesses and entities that: (i) reinforces the organizational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorization has been obtained from the corporate compliance and reputational risk area.

Governance and organization

The management of the risk that might arise from the incorrect selling of products or services is organized by corporate and local marketing committees and corporate and local reputational risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

The CCC pays particular attention to the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, local marketing committee (CLC) is the organ responsible for canalize proposals for the approval of new products to the CCC -after issuing a favorable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Group and the customer.

The Monitoring Committee is competent decision-making body in monitoring, which was created at the corporate level and at the local level corresponds to the Local Marketing Committee. This committee arise and make decisions they deem appropriate, which may, inter alia:

Products: a review of their classification, concentration limits to Bank level, the frequency of monitoring, approval of product providers.

Customers: review of concentration limits at client level, emission of preventive / informative communications.

Marketing: review of target customer, the business processing, marketing channels and commercial or contractual documentation; preventive or corrective measures (including trade restructuring or removal of a product catalog), inclusion of a product in the list of products to monitor, strengthening the training of sales, imposition of additional controls

The purpose of the corporate reputational risk management office is for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by general code of conduct and global research policy manual.

Governance and organization

The organization is centered on the compliance department. Compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Register and control confidential, privileged and sensitive information that is known by and/or generated at the Group;

2.	Keep lists of the securities affected and the initiated persons, and monitor transactions with these securities, and control the Chinese wall procedures

3.	Monitor transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receive and attend to notifications of and requests for authorization of transactions for own account;

5.	Control transactions for own account of the persons subject to compliance with the code of conduct;

6.	Manage breaches and impose appropriate sanctions;

7.	Resolve doubts raised on the code of conduct in the securities markets ;

8.	Record and resolve conflicts of interest and the situations that might give rise to them;

9.	Assess and manage any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the code of conduct in the securities markets;

11.	Develop contact with the regulators and financial authorities; and

12.	Organize training and, in general, perform the actions required to apply the code of conduct in the securities markets;

Relationships with supervisors and dissemination of information to the markets

Compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. Audit committee and compliance committee are informed of the main issues at each of its meetings.

Other actions

In 2013 The Group continued to perform various other activities in the regulatory compliance field –review of the Group’s internal regulations prior to their publication, verification to ensure that treasury share transactions are in line with internal and external regulations, maintenance of the regulatory information section of the corporate website, review of the reports on voting recommendations in the general meetings prepared by the principal consultants on this matter, regular submission of regulatory information to the supervisors, etc.– and it cooperated in new corporate projects, e.g. adapting the Group to the US FATCA and Dodd-Frank Acts.

8. Capital

8.1 Compliance with the new regulatory framework

The new Basel III regulatory framework implemented in Mexico since January of 2013 established new minimum capital levels in a very significant manner, both quantitatively (increased of minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital).

The Basel III measures implemented in January 2013 on capital management had no significant effect on the capital index of the Bank due to its strong capital structure.

With respect to credit risk, since December 2013, the Bank began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: GBM, financial Institutions (banks) and other individualized customers. Currently these models are in the process of authorization by CNBV for the application of an advance approach of internal rating model.

For market risk, the calculation of the capital requirement is made under the standard method according to the provisions established by CNBV.

With respect to operational risk, CNBV considers the application of the Basic Indicator method for calculating the capital requirement for this type of risk.

Disclosure rules (Pillar III) is determined by CNBV and is mandatory for all financial institutions, with the principles of this Pillar III met, on: a ) disclose information to allow market participants to assess key information relating to capital, risk exposures and capital adequacy of financial institutions, b ) inform the market in time and reliably the level of capitalization of financial institutions and c) the existence of a coherent scheme and comprehensible disclosure that facilitates making comparisons .

Parallel to the implementation of the advanced approaches that CNBV allows, the Group is undertaking a process of continuous training on Basel rules at all levels of the organization, covering in particular the areas most involved in the changes resulting from the adoption of new international capital standards.

8.2 Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy position.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (not only those contemplated in Pillar 1). The Group’s model enables the capital available for stress scenarios to be better separated from the risks to be assessed. The Group uses this model to prepare its internal capital adequacy assessment report within the framework of Pillar II of Basel II. In the Group definition of available capital, certain on-balance-sheet assets (such as goodwill, etc.) are not deducted, since Group’s model risks and capital requirements are also calculated for these assets.

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile the Group. The fact that the Group conducts its business activities through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based concentration. Any product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of the risk of portfolios and businesses.

As regards capital adequacy, in the context of Pillar 2 of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics enable the risk-return targets to be assessed, including the effects of off-setting, pricing of transactions by risk, measurement of the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

RORAC and value creation

The Group uses RORAC methodology in its risk management, with the following objectives:

•
Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends on the degree of volatility of the market price of Grupo Financiero Santander Mexico share in relation to the market trend and the differences in profitability that must have an investment in equities towards a risk-free investment.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2013 value creation was 9,706 million pesos compared to a value creation of 12,785 in 2012. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of México.

49.	Consolidated Subsidiaries

a) Composition of the Group

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2012, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Banco Santander (México), S.A.	Banking	99.99114%	100%
Casa de Bolsa Santander, S.A. de C.V.	Brokerage house	99.96681%	100%
Gestión Santander, S.A. de C.V.	Asset management	99.99999%	100%
Santander Consumo, S.A. de C.V.	Credit card loans	99.99999%	100%
Santander Hipotecario, S.A. de C.V.	Mortgage loans	100.00000%	100%
Instituto Santander Serfin, A.C.	Not-for-profit (Educational institute)	99.9999%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100.00000%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100.00000%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	100.00000%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	100.00000%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	100.00000%	100%

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2013, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Banco Santander (México), S.A.	Banking	99.99114%	100%
Casa de Bolsa Santander, S.A. de C.V.	Brokerage house	99.96681%	100%
Santander Consumo, S.A. de C.V.	Credit card loans	99.99999%	100%
Santander Hipotecario, S.A. de C.V.	Mortgage loans	100.00000%	100%
Santander Vivienda, S.A. de C.V.	Mortgage loans	100.00000%	100%
Fideicomiso 361 (HICOACB06U y HICOACB06-2U)	Securitization trust	100.00000%	100%
Instituto Santander Serfin, A.C.	Not-for-profit (Educational institute)	99.9999%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100.00000%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100.00000%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	100.00000%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	100.00000%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	100.00000%	100%

The total non-controlling interest as of December 31, 2013 is 9 million pesos, which is attributed to Banco Santander (México), S.A. Information in respect to non-controlling interest is presented in Note 27.

b) Change in the Group’s ownership interest in a subsidiary

During the year, the Group disposed of 100% of its interest in Gestión Santander. The proceeds on disposal of 3,179 million pesos were received in cash. This sale generated an after-tax profit of 1,944 million pesos. This amount was recognized in the consolidated income statement as Profit from discontinued operations (net) (see Note 33).

c) Significant restrictions

The Group has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Group as of December 31, 2103:

•	Compulsory deposit with Central Bank

Compulsory deposit relates to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 31,320 million pesos (see Note 7).

•	Repurchase agreements

7,805 million pesos of Mexican government securities (M Bonds, M10 Bonds, BONDES, UDIBONDS and UMS) and other debt securities have been pledged in connection with repurchase agreements operations.

Collaterals in derivatives transactions traded in organized markets

323 million pesos equity instruments classified as held for trading have been pledged in connection with derivatives traded in organized markets (see Note 32).

812 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 32).

2,209 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 32).

79 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets.

•	Collaterals in OTC derivatives transactions

15,272 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 32).

169 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 32).

4,944 million pesos of customer deposits have been received in connection with OTC derivatives transactions

•	Earnings distribution

The Group has restriction on earnings distribution related to the legal reserve of 9,310 million pesos that include 293 million pesos in legal reserve of the Group on an individual basis (see Note 29) and to the unrealized gains on financial instruments under Mexican Banking GAAP recognized in equity of 24 million pesos (see Note 45.e). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Group

The Bank granted a loan to Santander Consumo, S.A. de CV. and to Santander Hipotecario, S.A. de C.V. for 39,803 million pesos and 19,821 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d) Financial support

The Group did not give any financial support to a consolidated structured entity during 2012 and 2013.

50.	Joint operations

The Group has no material joint operations.

*****

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF December 31, 2012 and 2013

(Millions of pesos)

ASSETS	12/31/2012	12/31/2013	LIABILITIES AND EQUITY	12/31/2012	12/31/2013

CASH AND BALANCES WITH CENTRAL BANK	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-
			Trading derivatives
			Short positions
FINANCIAL ASSETS HELD FOR TRADING:	6	596
Debt instruments	6	596	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH	-	-
Equity instruments			PROFIT OR LOSS:
Trading derivatives			Deposits from Central Bank – Reverse repurchase agreements
			Deposits from credit institutions – Reverse repurchase agreements
			Customer deposits – Reverse repurchase agreements
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	-	-	FINANCIAL LIABILITIES AT AMORTIZED COST:	200	210
Loans and advances to credit institutions - Repurchase agreements			Deposits from Central Bank
Loans and advances to customers - Repurchase agreements			Deposits from credit institutions
			Customer deposits
			Marketable debt securities
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	-	-	Dividends payable
Debt instruments			Other financial liabilities	200	210
Equity instruments
			HEDGING DERIVATIVES	-	-

LOANS AND RECEIVABLES:	569	417	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS
Loans and advances to credit institutions	569	417	HELD FOR SALE	-	-
Loans and advances to customers
Debt instruments			LIABILITIES UNDER INSURANCE CONTRACTS	-	-

			PROVISIONS:	-	-
HEDGING DERIVATIVES	-	-	Provisions for pensions and similar obligations
			Provisions for tax and legal matters
			Provisions for off-balance sheet risk
NON-CURRENT ASSETS HELD FOR SALE	-	-	Other provisions

			TAX LIABILITIES:	16	771
INVESTMENTS IN SUBSIDIARIES	99,556	92,202	Current	16	771
Banco Santander (México) S.A.	97,744	90,631	Deferred
Others	1,812	1,571

REINSURANCE ASSETS	-	-	OTHER LIABILITIES	9	23

			TOTAL LIABILITIES	225	1,004
TANGIBLE ASSETS	-	-
Property, plant and equipment			SHAREHOLDERS' EQUITY:	99,225	92,979
			Share capital	25,658	25,658
INTANGIBLE ASSETS:	-	-	Share premium	11,415	11,415
Goodwill
Other intangible assets			Accumulated reserves	44,737	41,625
			Profit for the year attributable to the Parent	17,415	14,281

TAX ASSETS:	71	332
Current	68	330	VALUATION ADJUSTMENTS:	764	(436)
Deferred	3	2	Available-for-sale financial assets	673	(458)
			Cash flow hedges	91	22
OTHER ASSETS	12	-	Non-current assets held for sale
			TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE
			TO THE PARENT	99,989	92,543

			TOTAL EQUITY	99,989	92,543
TOTAL ASSETS	100,214	93,547	TOTAL LIABILITIES AND EQUITY	100,214	93,547

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2011, 2012 and 2013
(Millions of pesos)

	(Debit)/Credit

	2011	2012	2013

Interest income and similar income	68	86	22
Interest expenses and similar charges	(10)	(9)	(8)
NET INTEREST INCOME	58	77	14
Income from equity instruments	12,852	17,285	12,397
Banco Santander (México), S.A.	14,077	16,850	12,263
Others	(1,225)	435	134
Fee and commission income	-	-	-
Fee and commission expenses	-	-	(4)
Gains/(losses) on financial assets and liabilities (net)	-	-	-
Exchange differences (net)	1	-	-
Other operating income	-	-	-
Other operating expenses	-	-	-
TOTAL INCOME	12,911	17,362	12,407
Administrative expenses:	(47)	(55)	(56)
Personnel expenses	(27)	(27)	(29)
Other general administrative expenses	(20)	(28)	(27)
Depreciation and amortization	-	-	-
Impairment losses on financial assets (net):	-	-	-
Loans and receivables	-	-	-
Impairment losses on other assets (net):	-	-	-
Other intangible assets	-	-	-
Non-current assets held for sale	-	-	-
Provisions (net)	9	-	-
Gains/(losses) on disposal of assets not classified as
non-current assets held for sale	-	21	-
Gains/(losses) on disposal of non-current assets held
for sale not classified as discontinued operations	-	-	-
OPERATING PROFIT BEFORE TAX	12,873	17,328	12,351
Income tax	(16)	(16)	(8)
PROFIT FROM CONTINUING OPERATIONS	12,857	17,312	12,343
PROFIT FROM DISCONTINUED OPERATIONS (net)	4,914	132	1,938
CONSOLIDATED PROFIT FOR THE YEAR	17,771	17,444	14,281

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Millions of Pesos)

	2011	2012	2013

A. CASH FLOWS FROM OPERATING ACTIVITIES:	36	18,650	18,583
Profit for the year	17,771	17,444	14,281
Adjustments made to obtain the cash flows from operating activities	(17,750)	(17,401)	(14,327)
Income from equity instruments	(12,852)	(17,285)	(12,397)
Income tax expense recognized in income statement	16	16	8
Profit on discontinued operations	(4,914)	(132)	(1,938)
Net change in other operating assets and liabilities	(5,967)	3,257	81
Income tax paid	(17)	(24)	-
Dividends received	5,999	15,374	18,548

B. CASH FLOWS FROM INVESTING ACTIVITIES:	6,364	-	2,267
Proceeds
Discontinued operations	6,364	-	2,267

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,400)	(18,650)	(20,850)
Payments
Dividends	(6,400)	(18,650)	(20,850)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	-	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-	-
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	-	-	-

During 2011, 2012 and 2013, Grupo Financiero Santander México, S.A.B. de C.V. received cash dividends from subsidiaries as follows:

	2011	2012	2013
Dividends received	5,999	15,374	18,548