Form 20-F
period 2014-12-31
Santander Mexico Financial Group, S.A.B. de C.V.
filed 2015-04-30
CIK 1551975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from __________ to __________

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

Fernando Borja Mujica
General Legal Director
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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer.  When we refer to “Gestión Santander” we refer to Gestión Santander, S.A. de C.V., a Mexican mutual fund manager (entity sold in December 2013).  When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this annual report on Form 20-F to certain financial terms have the following meanings:

•
References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) for credit institutions, as amended.  These accounting standards apply to holding companies when the principal subsidiary is a bank.

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee.

•
References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2013 and December 31, 2014, and for each of the fiscal years ended December 31, 2012, 2013 and 2014, together with the notes thereto.  The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

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

Currency and accounting standards.  We maintain our financial books and records in pesos.  Our consolidated income statement data for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014, included in this annual report on Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and are prepared in accordance with IFRS.  For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with the accounting standards of the CNBV, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP.  While we have prepared our consolidated financial data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars.  This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.14.7414 to U.S.$1.00, the rate calculated on December 31, 2014 (the last business day in December) and published on January 2, 2015 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera).  The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

Retrospectively adjusted amounts for comparability. For comparative purposes, we have adjusted previously presented consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2010, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013. See Item 5. Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies—Application of New and Revised IFRS—IAS 19 Employee Benefits.

We have retrospectively adjusted the comparative amounts from December 31, 2010 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended

December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.  UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor).  Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument.  Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2014, one UDI was equal to Ps.5.270368 (U.S.$0.3575).

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
An international framework of capital and liquidity standards for internationally active banking organizations that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  The Basel III framework was designed by the Basel Committee in 2010

Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries

Bonding Companies Law	Ley Federal de Instituciones de Fianzas

BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)

Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)

CDI	Certificate of interbank deposit

CFC	Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica)

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer relationship management

Exchange Act	Securities Exchange Act of 1934, as amended

General Law of Ancillary Credit Organizations and Activities	Ley General de Organizaciones y Actividades Auxiliares del Crédito

General Law of Negotiable Instruments and Credit Transactions	Ley General de Títulos y Operaciones de Crédito

IFRS
International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Standards Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Insurance Companies Law	Ley General de Instituciones y Sociedades Mutualistas de Seguros

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

LGD	Loss given default

MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)

Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for credit institutions, as amended

Mexican Banking Law	Ley de Instituciones de Crédito

Mexican Central Bank	Banco de México

Mexican Commerce Code	Código de Comercio

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Mutual Funds Law	Ley de Sociedades de Inversión

Mexican Securities Market Law	Ley del Mercado de Valores

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

National Consumer Price Index	Índice Nacional de Precios al Consumidor

NIM	Net Interest Margin

NIM Sensitivity
Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

PCAOB	Public Company Accounting Oversight Board (United States)

PD	Probability of default

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

SEC	U.S. Securities and Exchange Commission

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

SHF	Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.100,000,000 (U.S.$6,783,616)

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

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

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

Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México);

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

x

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses and other losses;

•	increased default by borrowers;

•	exposure to the home builders sector;

•	our inability to successfully and effectively integrate acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

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

ENFORCEMENT OF JUDGMENTS

We are a publicly traded variable capital corporation (sociedad anónima bursátil de capital variable) incorporated in accordance with the laws of Mexico.  All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws.  We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.  We have been advised by such special Mexican counsel, Ritch, Mueller, Heather y Nicolau, S.C., that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments.  In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process, public policy (orden público) and non-violation of Mexican law have been complied with, without reviewing the merits of the subject matter of the case.

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

We have derived our selected consolidated income statement data for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014 from our audited financial statements, which have been prepared in accordance with IFRS.

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2010, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013.

We have retrospectively adjusted the comparative amounts from December 31, 2010 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2010		2011		2012		2013		2014		2014
	(Millions of pesos)(1)										(Millions of U.S. dollars)(1)(2)
Interest income and similar income	Ps.	39,237	Ps.	46,587	Ps.	55,521	Ps.	55,386	Ps.	57,916	U.S.$	3,929
Interest expenses and similar charges		(12,991)		(17,976)		(21,639)		(19,539)		(20,305)		(1,377)
Net interest income		26,246		28,611		33,882		35,847		37,611		2,552
Income from equity instruments		289		299		212		245		153		10
Fee and commission income (net)		8,999		9,904		11,685		12,844		13,373		907
Gains/(losses) on financial assets and liabilities (net)		3,618		271		1,265		3,281		2,619		178
Exchange differences (net)		(14)		30		(6)		—		(11)		(1)
Other operating income		665		623		628		787		487		33
Other operating expenses		(1,507)		(1,590)		(1,794)		(2,078)		(2,479)		(168)
Total income		38,296		38,148		45,872		50,926		51,753		3,511
Administrative expenses		(13,280)		(14,918)		(16,724)		(18,630)		(19,897)		(1,350)
Personnel expenses		(6,542)		(7,297)		(8,232)		(9,261)		(9,977)		(677)
Other general administrative expenses		(6,738)		(7,621)		(8,492)		(9,369)		(9,920)		(673)
Depreciation and amortization		(1,396)		(1,457)		(1,537)		(1,620)		(1,682)		(114)
Impairment losses on financial assets (net)		(6,972)		(5,435)		(8,970)		(14,905)		(13,132)		(891)
Loans and receivables(3)		(6,972)		(5,435)		(8,970)		(14,905)		(13,132)		(891)
Impairment losses on other assets (net)		(92)		(100)		(34)		(22)		(48)		(3)
Other intangible assets		(27)		(30)		—		—		—		—
Non-current assets held for sale		(65)		(70)		(34)		(22)		(48)		(3)
Provisions (net)(4)		(469)		1,890		680		(751)		(157)		(11)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1,743		31		8		1
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		135		(16)		(15)		(1)
Operating profit before tax		16,027		18,195		21,165		15,013		16,830		1,142
Income tax		(4,409)		(4,776)		(3,853)		(2,670)		(3,541)		(240)
Profit from continuing operations		11,618		13,419		17,312		12,343		13,289		902
Profit from discontinued operations (net)		969		4,352		132		1,938		—		—
Profit for the year	Ps.	12,587	Ps.	17,771	Ps.	17,444	Ps.	14,281	Ps.	13,289	U.S.$	902
Profit attributable to the Parent		12,586		17,770		17,443		14,279		13,288		902
Profit attributable to non-controlling interests		1		1		1		2		1		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.85		2.62		2.57		2.11		1.96		0.13
Diluted earnings per share		1.85		2.62		2.57		2.11		1.96		0.13
Earnings per share from continuing operations:
Basic earnings per share		1.71		1.98		2.55		1.82		1.96		0.13
Diluted earnings per share(5)		1.71		1.98		2.55		1.82		1.96		0.13
Cash dividend per share (pesos) (6)		0.94		1.67		1.08		3.08		0.51		—

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	(Millions of pesos)(1)					(Millions of U.S. dollars)(1)(2)
Cash dividend per share (U.S. dollar) (2)(6)	0.07	0.12	0.08	0.24	0.03	—
Weighted average shares outstanding	6,786,395	6,786,395	6,782,807	6,773,812	6,775,809	6,775,809
Dilutive effect of rights on shares(5)	-	-	13,401	12,583	10,586	10,586
Adjusted number of shares	6,786,395	6,786,395	6,796,208	6,786,395	6,786,395	6,786,395

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2014 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.14.7414 per U.S.$1.00 as calculated on December, 31, 2014 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2015 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)
To calculate diluted earnings per share, the amount of Profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects relating to potential share issuances (share options, warrants and convertible debt instruments). See note 5.3 to our audited financial statements.

(6)
On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012.  On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013.  On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,
	2010		2011		2012		2013		2014		2014
	(Millions of pesos)										(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,136	Ps.	44,143	Ps.	48,397	Ps.	49,681	Ps.	51,823	U.S.$	3,515
Financial assets held for trading		238,613		242,463		198,250		176,907		208,371		14,135
Other financial assets at fair value through profit or loss		12,661		21,589		63,168		86,361		31,872		2,162
Available-for-sale financial assets		60,426		61,582		47,518		61,525		83,128		5,639
Loans and receivables		271,879		346,187		403,036		441,657		530,397		35,980
Hedging derivatives		1,287		897		300		300		4,740		322
Non-current assets held for sale		7,811		464		576		1,100		844		57
Tangible assets		5,488		5,607		4,113		4,767		5,262		357
Intangible assets		1,879		3,462		3,648		3,751		4,079		277
Tax assets		15,266		13,454		17,784		25,943		22,988		1,559
Other assets		2,288		4,426		6,242		5,826		6,479		440
Total assets	Ps.	661,734	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	U.S.$	64,443

Liabilities
Financial liabilities held for trading	Ps.	116,535	Ps.	125,291	Ps.	141,101	Ps.	136,199	Ps.	136,805	U.S.$	9,280

	As of December 31,
	2010		2011		2012		2013		2014		2014
	(Millions of pesos)										(Millions of U.S. dollars)(1)
Other financial liabilities at fair value through profit or loss		112,239		118,269		71,192		76,025		108,784		7,379
Financial liabilities at amortized cost		326,448		391,568		458,856		528,184		579,125		39,286
Hedging derivatives		28		2,501		1,637		1,392		4,403		299
Liabilities associated with non-current assets held for sale		5,368		—		—		—		—		—
Provisions(2)		9,080		7,069		6,294		5,710		6,086		413
Tax liabilities		118		866		758		856		80		5
Other liabilities		6,557		7,866		13,582		16,934		12,413		842
Total liabilities	Ps.	576,373	Ps.	653,430	Ps.	693,420	Ps.	765,300	Ps.	847,696	U.S.$	57,504

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	1,741
Share premium		11,415		11,415		11,415		11,415		11,415		774
Accumulated reserves		33,745		34,618		44,324		41,593		52,160		3,538
Profit for the year attributable to the Parent		12,586		17,770		17,443		14,279		13,288		902
Valuation adjustments		1,947		1,372		764		(436)		(244)		(17)
Non-controlling interests		10		11		8		9		10		1
Total equity		85,361		90,844		99,612		92,518		102,287		6,939
Total liabilities and equity	Ps.	661,734	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	U.S.$	64,443

(1)
The balance as of December 31, 2014 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.14.7414 per U.S.$1.00 as calculated on December, 31, 2014 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2015 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

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

	As of and for the year ended December 31,
	2010	2011	2012	2013	2014
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	6.09%	5.08%	5.09%	5.29%	4.82%
Total margin(2)	8.16%	6.82%	6.84%	7.17%	6.52%
Return on average total assets (ROAA)(3)	2.36%	2.67%	2.24%	1.83%	1.43%
Return on average equity (ROAE)(4)	15.72%	22.01%	18.25%	14.16%	13.54%
Efficiency ratio(5)	38.32%	42.92%	39.81%	39.76%	41.70%
Net fee and commission income as a percentage of operating expenses(6)	61.32%	60.48%	63.99%	63.43%	61.97%
Yield on average interest-earning assets	9.01%	8.18%	8.29%	8.12%	7.39%
Average cost of interest-bearing liabilities	3.65%	3.71%	3.66%	3.26%	2.85%
Net interest spread	5.36%	4.47%	4.63%	4.86%	4.54%

	As of and for the year ended December 31,
	2010	2011	2012	2013	2014
	(Millions of pesos or percentages, except per share, branch and employee data)
Common stock dividend payout ratio(7)	50.85%	63.87%	41.85%	146.00%	26.14%
Average interest-earning assets	435,651	569,502	669,697	682,420	783,865
Average interest-bearing liabilities	356,059	483,925	590,861	598,484	713,105
Capital adequacy
Net tangible book value(8)	83,482	87,382	95,964	88,767	98,208
Net tangible book value per share	12.30	12.88	14.15	13.09	14.49
Average equity as a percentage of average total assets	14.99%	12.11%	12.28%	12.90%	10.56%
Total capital (Mexican Banking GAAP)	69,792	73,144	76,197	86,531	96,517
Tier 1 capital (Mexican Banking GAAP)	68,703	71,674	74,618	69,409	76,697
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	15.31%	14.53%	14.47%	12.79%	12.85%
Total capital to risk-weighted assets(9) (Mexican Banking GAAP)	15.56%	14.82%	14.78%	15.94%	16.17%
Asset quality
Non-performing loans as a percentage of total loans(10)	2.11%	1.98%	2.06%	3.81%	3.90%
Non-performing loans as a percentage of computable credit risk(10)(11)	1.93%	1.83%	1.92%	3.56%	3.66%
Loan charge-offs as a percentage of average total loans	4.93%	2.38%	2.45%	3.33%	3.10%
Loan charge-offs as a percentage of computable credit risk(11)	4.01%	1.98%	2.15%	2.94%	2.68%
Allowance for impairment losses as a percentage of average total loans(12)	3.58%	2.49%	2.80%	3.66%	3.49%
Allowance for impairment losses as a percentage of non-performing loans(10)(12)	151.04%	113.55%	128.08%	90.70%	82.46%
Allowance for impairment losses as a percentage of loan charge-offs(12)	72.60%	104.76%	114.34%	109.85%	112.49%
Allowance for impairment losses as a percentage of total loans(12)	3.19%	2.25%	2.64%	3.45%	3.22%
Liquidity
Liquid assets as a percentage of deposits(13)	79.69%	78.96%	56.48%	48.79%	47.32%
Total loans, net of allowance for impairment losses, as a percentage of deposits(14)	84.24%	99.97%	98.23%	98.45%	102.15%
Total loans as a percentage of total funding(15)	55.73%	65.86%	70.49%	67.86%	69.97%
Deposits as a percentage of total funding(14)(15)	64.05%	64.39%	69.86%	66.55%	66.29%
Operations
Offices(16)	1,073	1,097	1,142	1,234	1,322
Employees (full-time equivalent)	11,828	12,395	13,385	14,260	16,427

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

(12)	Allowance for impairment losses were Ps.7,558 million, Ps.7,247 million, Ps.9,387 million, Ps.13,764 million and Ps.15,198 as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(13)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash, due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2010, 2011, 2012, 2013 and 2014, we had a total amount of liquid assets of Ps.216,913 million, Ps.248,505 million, Ps.198,777 million, Ps.190,678 million and Ps.211,821, respectively. For the years ended December 31, 2010, 2011, 2012, 2013 and 2014, the average amounts outstanding were Ps.201,854 million, Ps.220,444 million, Ps.215,274 million, Ps.188,614 million and Ps.203,061, respectively.

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

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government and 43.9% debt instruments issued by the Mexican Central Bank.

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

For December 31, 2010, 2011, 2012, 2013 and 2014, our deposits and reverse repurchase agreements amounted to Ps.412,956 million, Ps.463,841 million, Ps.449,034 million, Ps.517,340 million and Ps.596,706, respectively, and our marketable debt securities amounted to Ps.12,005 million, Ps.23,894 million, Ps.54,703 million, Ps.53,118 million and Ps.59,077, respectively. For December 31, 2013 and 2014, our subordinated liabilities amounted to Ps.16,824 million and Ps.19,446 million, respectively.

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

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The rates shown below are in nominal pesos and have not been restated in constant currency units.  No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all.  As of April 29, 2015, the exchange rate for U.S. dollars was Ps.15.20 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2010	Ps.	12.16	Ps.	13.18	Ps.	12.64	Ps.	12.35
2011		11.50		14.24		12.47		13.95
2012		12.63		14.39		13.14		12.97
2013		11.98		13.44		12.87		13.08
2014		12.85		14.79		13.30		14.74

(1)	Average end-of-month exchange rates for 2010, 2011, 2012, 2013 and 2014, respectively.

Month	Low		High		Average(1)		Period End
October 2014	Ps.	13.38	Ps.	13.57	Ps.	13.48	Ps.	13.48
November 2014		13.53		13.90		13.62		13.90
December 2014		13.93		14.79		14.51		14.74
January 2015		14.56		14.99		14.69		14.99
February 2015		14.75		15.11		14.92		14.96
March 2015		14.93		15.58		15.23		15.26
April 2015 (through April 29)		14.80		15.45		15.22		15.20

(1)	Average daily exchange rates for October, November and December 2014 and January, February, March and April (through April 28) 2015.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.14.7414 to U.S.$1.00, the exchange rate as calculated on December 31, 2014 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2015 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

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

In the past seven years, financial systems worldwide have experienced periods and events of difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.  Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession.  Although macroeconomic conditions have slightly improved in the past three years, global imbalances and risks remain.  Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties.  Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).  The global economic slowdown has had, and may continue to have, a negative impact on the Mexican economy and an adverse effect on our business. The normalization of U.S. monetary policy, including the end of its quantitative easing stimulus, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we may face, among others, the following risks related to the economic context:

•
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

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

•	Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

Despite recent improvements in certain segments of the global economy, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. Global investor confidence remains cautious. A slowing or failing of the economic recovery or the normalization of U.S. monetary policy would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Increased disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all.  If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities.  Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins and liquidity.

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

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue.  When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio.  Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses.  We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates.  As of December 31, 2014, the 1% NIM sensitivity was Ps.1,008.

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

We are also exposed to equity price risk in connection with our trading investments in equity securities. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to charge-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected, which would in turn adversely impact our business.

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

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets with no reported trading prices, such as loans, and particularly in times of economic instability. In such circumstances, our valuation methodologies may require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual or future results. Any consequential impairments or charge-offs could have a material adverse effect on our operating results, financial condition and prospects.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our allowance for impairment losses is insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses.  Non-performing or low credit quality loans can have an adverse effect on us.  We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio.  In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we have acquired or may acquire in the future, or factors beyond our control, such as those associated with our acquisition of mortgage assets, as well as the adverse effect of changes in the credit quality of our borrowers and counterparties or a general deterioration in Mexican or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. For example, on November 25, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio of approximately 39,200 loans with a total face value of approximately Ps.3,179 million from Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank (“Scotiabank Inverlat”). We paid Ps.3,002 million for the portfolio, in two tranches closing on April 4 and April 19, 2015. Although we will integrate these loans into our broader consumer loans portfolio, we can provide no assurance that the levels of non-performing loans in this recently acquired portfolio will not be materially higher in the future.

Our current allowance for impairment losses may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our allowance for impairment losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, ability and intent to pay, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for impairment losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and SMEs, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions and allowance for impairment losses, which may adversely affect us.  If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 39.1% of the value of the total gross loan portfolio as of December 31, 2014) and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.100,000,000 (U.S.$6,783,616)), which comprised approximately 11% of the value of the total gross loan portfolio as of December 31, 2014.  As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources.  Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations.  For the year ended December 31, 2014, non-performing loans were Ps.18,430 million and total charge-offs against our allowance for impairment losses were Ps.13,510 million.  Non-performing loans related to individuals and SMEs represented 48.0% and 8.4%, respectively, of our total non-performing loans for the year ended December 31, 2014, as compared to 45.1% and 8.6%, respectively, of our total non-performing loans for the year ended December 31, 2013.  Charge-offs related to individual and SME loans represented 77.1% and 18.4%, respectively, of our total charge-offs for the year ended December 31, 2014, as compared to 77.6% and 19.2%, respectively, for the year ended December 31, 2013.  There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio.  In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to greater loan provisions.  As of December 31, 2014, our mortgage loan portfolio totaled Ps.108,184 million, representing 22.9% of our gross loans and advances to customers (excluding repurchase agreements).  If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for impairment losses and subsequent charge-offs.  This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates.  Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years.  Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries.  Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2014, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$2.96 (Ps.43.59) and U.S.$1.09 (Ps.16.10), respectively.  Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

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

Negative economic conditions in the United States and in other parts of the world have translated into high volatility in international and domestic markets. As a result, the Mexican peso has posted significant fluctuations in the past years. For instance, the peso depreciated 26.5% in 2008, but then it regained strength in 2009 and 2010, appreciating by 5.4% and 5.5%, and depreciating by 13.0% in 2011. At the end of 2012, the peso had appreciated to 12.87 pesos per U.S. dollar compared to the exchange rate at the end of 2011. At the end of 2013, the peso had depreciated to 13.08 pesos per U.S. dollar compared to the exchange rate at the end of 2012. At the end of 2014, the peso had depreciated to 14.74 pesos per U.S. dollar compared to the exchange rate at the end of 2013. As of April 29, 2015, the peso had depreciated to Ps.15.20 per U.S. dollar relative to the end of December 2014 exchange rate. The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, varying from auctioning U.S. dollars to intervening in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks.  However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

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

Mexican government banking laws and regulations may have a material adverse effect on us.

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties and taxation and other matters.  These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations.  Many of the applicable laws and regulations have changed extensively in recent years, with a negative impact on us.  There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations. On November 1, 2013 the Mexican Congress approved several tax reforms that have become effective. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación).  The tax reforms also repeal the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Única) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo). On November 26, 2013, the Mexican Congress approved a financial reform package that granted broader authority to financial authorities and ordered the Mexican competition authorities to initiate an investigation on the fairness of trade practices in the Mexican financial system. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”

One of the main aspects of the recent changes in the Mexican Banking Law approved by the Mexican Congress consists of the authority granted to the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) to conduct evaluations of Mexican banks. Although the guidelines for such evaluations were scheduled to be published at the end of December 2014, the results of the first evaluation are now scheduled to be published in 2016. Results of evaluations are required to be made publicly available by the Ministry. Negative or deficient results from evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies.  It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

We cannot predict the terms that will be included in the evaluation report prepared by the SHCP, particularly in relation to lending to certain sectors of the economy. However, if the Ministry determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results of operations. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in Mexico and our financial condition and results of operations.

Given the current environment affecting the financial services sector, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” for a discussion of the governmental authorities that regulate us.

We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio. In addition, because the mortgage foreclosure process relating to collateral in Mexico takes three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic’s liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected and requires that we ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. Violations of this law could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

Future Mexican government restrictions on interest rates or changes in allowance for impairment losses requirements could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific limit on interest rates, subject to certain exceptions, that a bank may charge.  However, under the Law for the Transparency and Ordering of Financial Services, the Mexican Central Bank may issue regulations in respect of interest rates, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the CFC). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates in the future, as of the date of this annual report on Form 20-F, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates we may charge. A portion of our revenues and operating cash flow is generated by interest rates we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

Changes in regulatory or accounting requirements regarding allowance for impairment losses may have a material adverse effect on us, our financial condition and results of operations.

We may be required to make significant contributions to the IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.982 million in 2010, Ps.1,228 million in 2011, Ps.1,342 million in 2012, Ps.1,544 million in 2013 and Ps.1,887 million in 2014.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP.  See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”  These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services.  Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses).  In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations.  Pursuant to the Law for the Protection and Defense of Financial Services Users, the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF) is entitled to, among other things, initiate class actions against Mexican financial institutions in connection with events of any nature that affect groups of users of financial services. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

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

The fees and commissions that we earn from the different banking and other financial services that we provide  represent a significant source of our revenues. Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues.  In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our private banking and custody businesses and adversely affect our results of operations. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect us, including our fee and commission income.

Even in the absence of a market downturn, below-market performance by mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from fees and adversely affect our results of operations. Our revenues from fees may also be reduced by legislative changes affecting the financial system.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements of financial instruments, deferred tax assets, impairment of financial assets classified as available-for-sale, allowance for impairment losses on loans and receivables and provisions for off-balance sheet risk, defined benefit plan, business combinations and goodwill, impairment of goodwill and provisions and contingent liabilities.

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

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no impairment of goodwill was recognized in 2013 or 2014, there can be no assurances that we will not have to recognize any impairment or write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits.  The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.  We anticipate that we will encounter greater competition as we expand our operations.  In addition, certain of our competitors, such as Sofomes, are not licensed financial institutions and, as such, not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements.  As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and particularly, may be more aggressive in their loan origination activities.

Our principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank (“Scotiabank Inverlat”).

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico.  According to the CNBV, as of December 31, 2014, Mexico’s ten largest domestic banks, measured in terms of assets, held 86.6% of the total assets in the Mexican banking system.  Five of these ten banks are foreign-owned. These foreign financial institutions are generally well-capitalized, and have substantial resources (such as personnel, technology and product development and organization); if any of them pursue the Mexican market aggressively, by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks, that are solely permitted to engage in limited activities.  Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, recent rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of clients) by complying with de minimis requirements, that are likely to result in banks losing clients to their competitor institutions that embark in aggressive pricing strategies.  We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition.  As financial sector reform continues, foreign financial institutions, some having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us.  There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

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

Our brokerage subsidiary also faces intense competition in its value intermediary business.  See “Item 4. Information on the Company—B. Business Overview—Competition.”

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients.  Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions.  Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.  In 2010 and 2011, the financial health of a number of European governments was shaken by the European sovereign debt crisis, contributing to volatility of the capital and credit markets, and the risk of contagion throughout and beyond the Eurozone remains, as a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure.  These liquidity concerns have had, and may continue to have, an adverse effect on interbank financial transactions in general.  Should any of these nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized.  A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

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

If wholesale debt financing and related markets cease to become available, or become excessively expensive to us, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into ten groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data.  We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary.  We measure the loss rates for each of the ten groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio.  As of December 31, 2014, approximately 57% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 4.5%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control.  From 2008 to 2010, our credit card portfolio decreased by Ps.22,832 million, or 48%, primarily due to charge-offs, tightening of credit policies and a reduction in the origination of new credit cards, all of which were a response to a material deterioration in credit quality in our credit card portfolio.  Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio. During 2014, our credit card portfolio grew 5.8%. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	efficiently manage the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, newly established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group;

•	manage a growing number of entities without over-committing management or losing key personnel; and

•	generate transactions through our electronic channels.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy.  The performance of the real estate market may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio.  As of December 31, 2014, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 62.9% and 59.4% on average, respectively.  We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may adversely affect our results of operations and financial condition.

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

The long-term debt of Banco Santander, S.A., or Banco Santander Parent, is currently rated investment grade by the major rating agencies—Baa1 by Moody’s Investors Service (“Moody’s”), BBB+ by Standard & Poor’s Ratings Services (“S&P”) and A- by Fitch Ratings Ltd. (“Fitch”)—all of which have a stable outlook due to the gradual economic improvement in Spain.

All three agencies had downgraded Banco Santander Parent’s rating in February 2012 together with that of the other main Spanish banks, due to the weaker than previously anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.  In addition, S&P downgraded Banco Santander Parent’s rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches.  Moody’s Investors Service España, S.A. further downgraded Banco Santander Parent’s rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, a United Kingdom-domiciled subsidiary of Banco Santander Parent.  In June 2012, Fitch cut the rating of Spanish sovereign debt three notches to BBB- with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating.  Following its downgrade of Spanish sovereign debt, Fitch further downgraded Banco Santander Parent’s rating on June 11, 2012 from A to BBB+, with a negative outlook.  Moody’s downgraded Banco Santander Parent’s rating on June 25, 2012 from A3 to Baa2, with a negative outlook.  On October 15, 2012, S&P further downgraded Banco Santander Parent’s rating from A- to BBB, with a negative outlook, following S&P’s additional downgrade of the Spanish sovereign debt rating.

Recently the ratings agencies have acknowledged the gradual improvement in Spain’s economic conditions which have in turn improved the outlook for Banco Santander Parent’s long-term debt.  Accordingly, the ratings agencies have each changed their outlook on Banco Santander Parent’s long-term debt to stable, from negative. Moreover, Fitch and S&P affirmed their BBB+ and BBB ratings on November 8, 2013 and December 20, 2013, respectively.  In addition, on March 4, 2014 Moody’s raised its rating to Baa1, from Baa2. However, we can provide no assurances that ratings agencies will not change their view based on changes in economic conditions or otherwise.

On February 12, 2014, Moody’s raised the long-term foreign currency deposit and issuer ratings of some of the main Mexican banks, including Banco Santander Mexico, from Baa1 to A3.  This decision mirrored Moody’s upgrade of Mexico’s government bond ratings to A3, from Baa1. Our long-term debt in foreign currency is currently rated BBB+ with a stable outlook by S&P, BBB+ with a stable outlook by Fitch and A3 with a stable outlook by Moody’s. All three rating agencies revised our ratings during 2012 following the downgrades of Banco Santander Parent, although S&P raised the local and foreign currency short-term debt ratings of Banco Santander Mexico for any issuances in the international capital markets from A-3 to A-2, which mirrored S&P’s decision to raise Mexico’s sovereign short-term foreign currency rating to A-2 on July 9, 2012.

Our funding costs have generally not been affected by downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by S&P, Moody’s and Fitch, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

However, any downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. We estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 10 to 20 basis points for our short-term debt. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 30 to 50 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches. In addition, we estimate that we would be required to post up to U.S.$26.14 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2014.

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

We are subject to market, counterparty, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

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

One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio.  The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. GDP growth in 2013 posted a sharp decline, but improved during 2014, consistent with the Mexican cyclical economic history.  We can provide no assurance that GDP growth rates will continue to increase, nor that they will not regress.  For the year ended December 31, 2014, Mexico had a growth rate of 2.1%, compared with a growth rate of 5.1% in 2010, 4.0% in 2011, 4.0% in 2012 and 1.4% in 2013.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products, services and campaigns will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future.

In addition, our clients’ needs or desires may change over time, and such changes may render our products, services and campaigns obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs.  If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. We can provide no assurances that our new products, even if initially successful, will continue to meet our clients’ needs or be successful in the future.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis.  We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive.  For 2015, 28.63% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk.  We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure.  Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Failure to timely detect or prevent money laundering and other financial crime activities fully or on a timely basis could expose us to additional liabilities and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate.  These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include anti-money laundering training for our employees, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by our anti-money laundering compliance personnel.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. Anti-money laundering sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require on-going changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our licenses.

The reputational damage to our business and brand would be severe if we were found to have breached anti-money laundering or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes. Any such risks could have a material adverse effect on us.

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

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks.  The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented.  Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber-attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

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

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact.  An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm.  There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber-attacks or other such security breaches.  Further, as cyber-attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. In addition, we may be required to report events related to information security issues (including any cybersecurity issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities.

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

Changes in financial accounting standards could impact reported earnings and may have a material adverse effect on us.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements which could have a material adverse effect on us.

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

We have entered into a number of administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates.  In 2014, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.3,170 million, or 14.69% of our administrative expenses, and we had an insignificant amount of income related to such agreements.  In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

From December 31, 2012 to December 31, 2013, gross loans and advances to customers (excluding repurchase agreements) grew by 12.2% to Ps.398,516 million (U.S.$27,034 million), while our consumer loans to individuals grew by 8.6% to Ps.69,796 million (U.S.$4,735 million). From December 31, 2013 to December 31, 2014, our gross loans and advances to customers (excluding repurchase agreements) grew by 18.6% to Ps.472,453 million (U.S.$32,049 million), while our consumer loans to individuals grew by 9.7%. In addition, on November 25, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio of approximately 39,200 loans with a total face value of approximately Ps.3,179 million from Scotiabank Inverlat.  We paid Ps.3,002 million for the portfolio, in two tranches closing on April 4 and April 19, 2015.

The expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this annual report.  A reversal of the rate of growth of the Mexican economy, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulations or changes in our credit risk appetite could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for impairment losses.  Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

Credit facilities granted to the Mexican home builder sector may cause an adverse effect on our credit portfolio.

During the past years, the historic shortage of housing in Mexico drove the Mexican government to actively incentivize its development. These incentives led to increased construction of subsidized housing and to the acquisition of large land inventories. The lack of infrastructure, large distances to workplaces and transportation costs, as well as announced changes to the government’s policies relating to housing infrastructure, led to increased abandonment and mortgage default of these homes. The foregoing caused a strong decrease in home building and sales of the principal Mexican home builders and an adjustment in their growth plans and business models in order to compensate for the impacts of these changes. In 2014, two of the three principal Mexican home builders, Corporación Geo, S.A.B. and Grupo Homex, announced that they had filed for bankruptcy protection in Mexico.

As of December 31, 2014, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.4,903 million, which represents 1.07% of our loans and advances to customers and 0.52% of our total assets, of which the full amount was composed of non-performing loans. As of December 31, 2014, we have made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio, and we consider that this allowance for impairment losses is adequate to cover all known or knowable losses that could arise from this loan portfolio.

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns, directly and indirectly, 74.97% of our common stock (including Series B and Series F shares). Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:

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

In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Banco Santander Parent adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Parent and its most significant subsidiaries, including us. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict.  See “Item 16G. Corporate Governance.” Our adoption of this framework may enhance Banco Santander Parent’s control over us.

The interests of Banco Santander Parent may differ from our interests or those of our other shareholders, and the concentration of control in Banco Santander Parent will limit other shareholders’ ability to influence corporate matters.  As a result, we may take actions that our other shareholders do not view as beneficial.

Our recent and future acquisitions may not be successful and may be disruptive to our business.

We have acquired controlling interests in various companies and have engaged in other strategic partnershiPs. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. These acquisitions may be acquisitions of assets or of existing operations, such as our acquisition of the GE Capital mortgage business in 2011 or our subsidiary Banco Santander Mexico’s acquisitions of ING Hipotecaria in November 2013 and our acquisition of a non-revolving consumer loans portfolio from Scotiabank Inverlat in April 2015. However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities.  Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses.  We can give no assurances that our expectations with regards to integration and synergies will materialize.  The integration of acquired businesses entails significant risks, including:

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

We recently began preparing our financial statements in accordance with IFRS.  As a result, our financial data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS.  However, prior to the year ended December 31, 2010, we prepared our financial statements solely in accordance with Mexican Banking GAAP.  For regulatory purposes, including Mexican Central Bank regulations and CNBV reporting requirements, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP.  Also, we will continue to report to Mexican regulators under Mexican Banking GAAP.  Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information presented in this annual report on Form 20-F for any period is not directly comparable to our IFRS financial data.  For example, in the section entitled “Item 4.—Information on the Company—B. Business Overview—Selected Statistical Information,” we present certain financial information in IFRS as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.  The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings.  As of December 31, 2014, we have set aside Ps.1,308 million (U.S.$89 million) as provisions for these legal actions (including tax-related litigation).  See note 24.b to our audited financial statements.  However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us.  As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2008, the Mexican gross domestic product, or GDP, grew by approximately 1.4% and inflation was 6.5%.  Mexico was in a recession for five consecutive quarters from the fourth quarter of 2008 until the fourth quarter of 2009.  In 2009, GDP decreased by approximately 4.7% and inflation reached 3.6%.  In 2010, GDP was 5.1% and inflation was 4.4%.  In 2011, GDP was 4.0% and inflation was 3.8%.  In 2012, GDP increased 4.0% and inflation reached 3.6%.  In 2013, GDP increased 1.1% and inflation reached 4.0%. In 2014, GDP increased 2.1% and inflation reached 4.1%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates.  The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 4.4%, 4.2%, 4.2%, 3.8% and 3.0% for 2010, 2011, 2012, 2013 and 2014 respectively.  Relative to the U.S. dollar, the peso appreciated by 5.5% in 2010, depreciated by 12.9% in 2011, appreciated by 6.9% in 2012, depreciated by 1.7% in 2013 and depreciated by 12.7% in 2014, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

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

Presidential and federal congressional elections in Mexico were held in July 2012.  The candidate from the Partido Revolucionario Institucional, Enrique Peña Nieto, took office in December 2012.  In his economic platform, Peña Nieto proposed structural reforms such as labor, energy and fiscal reforms in order to promote economic growth. In this regard, during the first two years of the current administration, several tax, labor, education, telecommunications, local government indebtedness, transparency, financial, fiscal and energy reforms were passed by the Mexican Congress and are currently being implemented. Elections relating to the federal congress and nine governorships will be held in June 2015. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

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

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond.  Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies.  These developments may adversely affect our business, financial condition and operating results.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us.  For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis.  According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while Mexico’s Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) fell by 36% in the same period.  In 2010, 2011, 2012, 2013 and 2014, the Dow Jones Industrial Average increased by 11%, 6%, 7%, 27% and 8%, respectively, while Mexico’s Stock Exchange Prices and Quotations Index increased by 20% in 2010, fell by 4% in 2011, increased by 18% in 2012, decreased by 2% in 2013 and increased by 1.0% in 2014.

In addition, in recent years economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries, which was highlighted during the 2008 to 2009 economic crisis affecting the United States.  The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy, the termination of NAFTA or other related events, delays in the recovery of the U.S. economy or any changes to U.S. monetary or fiscal policy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 4.7%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  These changes in macroeconomic conditions in Mexico did not have a material impact on our business or operations.  However, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and 2012, the developments in the global economy, and particularly in Europe, increased the risk premiums in global credit markets, which in turn generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy was not materially affected by it. In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy in the short and medium term resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging markets, including Mexico. In 2014, the U.S. economy showed signs of improvement with an annual GDP growth rate of 2.4%, which caused the Federal Reserve System to begin normalizing its monetary policy by ending its quantitative monetary stimulus. Such monetary policy normalization, together with a sharp decline in oil prices, resulted in increased volatility in the financial markets and increased uncertainty regarding the recovery of certain economic zones in Europe, China and most emerging markets. We cannot assure you that events in Europe, the United States or elsewhere will not materially and adversely affect us in the future.

As a wholly-owned subsidiary of our controlling shareholder, Banco Santander Parent, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

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

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law, we are responsible secondarily and without limitation for the performance of the obligations incurred by our subsidiaries as a result of the authorized activities of such subsidiaries, and we are fully responsible for certain losses of our subsidiaries, up to the total amount of our assets.  For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and reserves are less than the subsidiary is required to maintain under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations. If Banco Santander Mexico is deemed to have losses, it will not be allowed to pay any dividends or transfer any monetary benefit to us as a shareholder, from the date on which the IPAB determines Banco Santander Mexico’s losses up to the date on which the CNBV determines we have complied with the provisions contained in the Mexican Financial Groups Law regarding the Statutory Responsibility Agreement (including the payment of applicable losses).

Under the Statutory Responsibility Agreement and the Mexican Financial Groups Law, if IPAB were to determine that Banco Santander Mexico has suffered losses which are covered by IPAB, Grupo Financiero Santander Mexico would be required, within 15 days from the date of such determination, to (i) create an adequate reserve covering such losses and (ii) post collateral to secure performance of Banco Santander Mexico’s obligations to IPAB to repay funds advanced by IPAB to Banco Santander Mexico to cover such losses.  Grupo Financiero Santander Mexico would be required to repay IPAB within sixty days from the final determination by IPAB of its losses relating to Banco Santander Mexico.  Pursuant to the Mexican Financial Groups Law, our shares and the shares of our subsidiaries would be required to be posted as collateral to secure the payment of Banco Santander Mexico’s losses in favor of IPAB.  Pursuant to Article 120 of the Mexican Financial Groups Law, our shareholders, by virtue of their holding of our shares, accept that their shares could be posted as collateral in favor of IPAB and that such shares will be transferred to IPAB, if we are unable to pay for any amounts due to IPAB as a result of Banco Santander Mexico’s losses.  Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB would extend to all our Series B shares if Series F shares held by Banco Santander Parent were insufficient.

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

Different disclosure and financial accounting standards between Mexico and the United States may provide you with different or less information about us than you expect.

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

In response to the financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive framework, known as Basel III.  The Basel III capital standards are intended to raise the resilience of the banking sector by increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. Among other things, Basel III introduces new eligibility criteria for Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments that are intended to raise the quality of regulatory capital, and increases the amount of regulatory capital that institutions are required to hold.  The Basel III minimum risk-based capital ratio standards require total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and common equity Tier 1 capital (“CET1”) to risk-weighted assets of 4.5%. In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers, measured as a percent of CET1 capital to risk-weighted assets, that must be maintained above the minimum capital requirements in order to avoid limitations on capital distribution to shareholders. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer and a countercyclical buffer of up to 2.5%, to be deployed at the discretion of national regulators during periods of excess credit growth. Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements.  The changes in Basel III are intended to be implemented at the national level on a phased-in basis between January 2013 and January 2022.

The CNBV issued amendments to the capital requirements, which became effective on January 1, 2013 and implemented the Basel III capital standards in all material respects.

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

The newly implemented capital requirements or their implementation could have a material adverse effect on our operating results, financial condition and prospects.

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis.  The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard is January 1, 2018. A proposed disclosure standard related to the NSFR was published in December 2014.

There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

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

In June 2013, the CNBV modified the methodology applicable to the classification of our commercial loans portfolio in order to change the current model of creating allowance for impairment losses based on the incurred loss model to an expected loss model wherein losses of the following twelve months are estimated with the credit information that is best-suited to estimate expected losses such as past payment performance information that can be obtained through the Mexican credit bureaus, financial statement variables and qualitative information. This change increased the allowance for impairment losses requirements for our commercial loans portfolio, which resulted in a substantial increase to our allowance for impairment losses in the amount of Ps.3,445 million, as calculated in accordance with Mexican Banking GAAP on that date. Additionally, during the second quarter of 2014, we changed the methodology applicable to the classification of our financial entities loans portfolio, which resulted in an increase to our allowance for impairment losses of Ps.83 million, calculated in accordance with Mexican Banking GAAP on that date. However, because the methodology is calculated under Mexican Banking GAAP there is no impact on our financial statements prepared under IFRS.

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

The Mexican government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject.  Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.  The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business.  Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Exposure to Mexican federal government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2014, approximately 16.8% of our total assets and 80.1% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Prior to our initial public offering of ADSs, there was no public market for our ADSs and substantially no liquidity of our Series B shares.  Our ADSs are listed and traded on the NYSE under the symbol “BSMX.” Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol “SANMEX.”  At December 31, 2014, we had 6,786,394,913 shares of common stock outstanding, including 3,322,085768 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Although our Series B shares are traded on the Mexican Stock Exchange, there can be no assurance that a liquid trading market for our Series B shares will continue to exist. Approximately 51.68% of our outstanding Series B shares are held by the public (i.e., shareholders other than Banco Santander Parent and its affiliates), including our Series B shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Mexican market Series B shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature.  The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States.  There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2014, total market capitalization amounted to U.S.$497.7 billion and the ten largest companies in terms of market capitalization represented approximately 53.8% of the aggregate market capitalization of the Mexican Stock Exchange. Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

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

General

We are the fifth-largest financial services holding company in Mexico based on net income, the fourth-largest financial services holding company in Mexico based on total assets and loans, and the third-largest financial services company in Mexico based on deposits as of December 31, 2014, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV). Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was fully divested in December 2013.

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

In 2003, Bank of America Corporation purchased 24.9% of our shares from Banco Santander Parent.  In 2006, we were renamed Grupo Financiero Santander, S.A. de C.V. and later that year we were converted into Grupo Financiero Santander, S.A.B. de C.V., a sociedad anónima bursátil de capital variable, or publicly traded variable capital corporation.

In 2010, Santusa Holding, S.L., a subsidiary of Banco Santander Parent, acquired Bank of America Corporation’s interest in our company, resulting in the Santander Group’s ownership of 99.9% of our shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”  In order to make our company more identifiable to investors and to differentiate our company from our affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V.  The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) authorized this name change.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Parent and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$505 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Parent.  We do not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

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

On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

On June 19, 2014, we announced that our parent company, Banco Santander Parent entered into a definitive agreement with FINESP Holdings II B.V. (an affiliate of Warburg Pincus, a leading global private equity firm focused on growth investing) to create a leader in the custody business. Under the terms of the agreement, which is subject to legal and regulatory approvals, the new group, which will also include Temasek Holdings Private Limited  (a Singapore-based investment company), will acquire a 50% stake in Banco Santander Parent’s current custody operations in Spain, Mexico and Brazil. The remaining 50% will be owned by Banco Santander Parent. Also on June 19, 2014, we announced that we had agreed to sell our custody business to Banco Santander Parent for Ps.2,030 million, subject to legal and regulatory approvals. The agreements and joint venture were approved by both our board of directors and the board of directors of Banco Santander Parent at a meeting held on July 22, 2014. Since our obligation to transfer our custody business is subject to legal and regulatory approvals that had not been received as of December 31, 2014, we have not recognized any financial or tax effects in our audited financial statements. See note 3.9 to our audited financial statements.

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

In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

In 1997, Banco Santander Parent acquired Grupo InverMéxico, which became Grupo Financiero Santander Mexicano.  Banco Mexicano later became Banco Santander Mexicano.  In May 2000, Banco Santander Parent acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin.  In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

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

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$139 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,425 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,622 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,487 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,458 million). The transaction closed on April 29, 2011. The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

In November 2013, Banco Santander Mexico completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. Prior to the acquisition, ING Hipotecaria provided mortgage-related products and services to more than 28,000 clients and operated 20 branches throughout Mexico. The net assets acquired amounted to Ps.395 million which includes a loan portfolio with an unpaid principal balance of Ps.11,237 million, and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$36.7 million) for ING Hipotecaria’s equity. This acquisition solidifies Banco Santander Mexico’s position as the second largest banking mortgage provider in Mexico with an estimated market share that increased from 17.7% as of December 31, 2013 to 18.9% as of December 31, 2014. Since the acquisition, Banco Santander Mexico has closed 18 of the 20 branches in an effort to consolidate the distribution network and increase operational efficiency.

On December 13, 2013 ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda. In February 2014, Santander Vivienda obtained the permits required to change its legal name.

In December 2013, Banco Santander Mexico completed a debt offering of U.S.$1.3 billion aggregate principal amount of Basel III compliant Tier 2 Subordinated Capital Notes in the domestic and international capital markets.

On June 19, 2014, we announced that our parent company, Banco Santander Parent entered into a definitive agreement with FINESP Holdings II B.V. (an affiliate of Warburg Pincus, a leading global private equity firm focused on growth investing) to create a leader in the custody business. Under the terms of the agreement, which is subject to legal and regulatory approvals, the new group, which will also include Temasek Holdings Private Limited  (a Singapore-based investment company), will acquire a 50% stake in Banco Santander Parent’s current custody operations in Spain, Mexico and Brazil. The remaining 50% will be owned by Banco Santander Parent. Also on June 19, 2014, we announced that we had agreed to sell our custody business to Banco Santander Parent for Ps.2,030 million, subject to legal and regulatory approvals. The agreements and joint venture were approved by both our board of directors and the board of directors of Banco Santander Parent at a meeting held on July 22, 2014. Since our obligation to transfer our custody business is subject to legal and regulatory approvals that had not been received as of December 31, 2014, we have not recognized any financial or tax effects in our audited financial statements. See note 3.9 to our audited financial statements.

On November 25, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio of approximately 39,200 loans with a total face value of approximately Ps.3,179 million from Scotiabank Inverlat. We paid Ps.3,002 million for the portfolio, in two tranches closing on April 4 and April 19, 2015.

Capital Expenditures and Divestitures

In 2012, our capital expenditures were Ps.1,782 million (U.S.$121 million), 62.2% (Ps.1,108 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.674 million).  In 2013, our capital expenditures were Ps.2,239 million (U.S.$152 million), 52.7% (Ps.1,180 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,059 million). In 2014, our capital expenditures were Ps.2,479 (U.S.$168),58.1% (Ps.1,439) of which was for information technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,040).

Our principal capital expenditures since January 1, 2010 have been the acquisition of the GE Capital mortgage business in 2010 and the acquisition of ING Hipotecaria in 2013. On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$139 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,425 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. The transaction closed on April 29, 2011.

The purchase price for the acquisition of ING Hipotecaria was Ps.541.1 million (U.S.$37 million). The transaction closed on November 29, 2013.

Our principal divestitures since January 1, 2010 have been the sale of our insurance company subsidiary Seguros Santander in 2011 and the sale of our asset management subsidiary Gestión Santander in 2013. Seguros Santander was sold to ZS Insurance America, S.L., which was a joint venture created as a consequence of the strategic alliance between Banco Santander Parent and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$505 million). The sale and joint venture were completed on November 4, 2011.

On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. This transaction results in the divestiture of Gestión Santander from us. Additionally, we have entered into exclusive, long-term distribution agreements so that we, as well as Banco Santander Mexico and Casa de Bolsa Santander, can continue to offer mutual funds managed by Gestión Santander following the divestiture.

On November 25, 2014, Banco Santander Mexico entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat as described above. The acquisition was made in two tranches, closing on April 4 and April 19, 2015.

For 2015, we have a capital expenditures budget of Ps.3,350 million, 71.0% (Ps.2,378) of which will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.972 million).  Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2015 capital expenditures. We are in the final stages of our intended plan to add 200 new branches to our distribution network between the fourth quarter of 2012 and the first semester of 2015. We expect that this expansion will cost approximately Ps.1.25 billion and will be funded using our working capital. At the end of 2014 we had opened 185 new branches; 15 branches during the fourth quarter of 2012, 75 branches during 2013 and 95 branches during 2014. We expect to open an additional 15 branches and invest Ps.80 million in connection with these 15 new branches during 2015.

Public Takeover Offers

No matters to report.

B.	Business Overview

Overview

We are the fifth-largest financial services holding company in Mexico based on net income, the fourth-largest financial services holding company in Mexico based on total assets and loans, and the third-largest financial services holding company in Mexico based on deposits as of December 31, 2014, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was completely divested in December 2013. As of December 31, 2014, we had total assets of Ps.949,983 million (U.S.$64,443 million) and total equity of Ps.102,287 million (U.S.$6,939 million), and for the year ended December 31, 2014, we had net income of Ps.13,288 million (U.S.$901 million), which represented a return on average equity, or ROAE, of 13.54% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of December 31, 2014 accounted for 99.9% of our total assets and 98.3% of our shareholders’ equity, and for the year ended December 31, 2014 accounted for 100.3% of our net income. As of December 31, 2014, Banco Santander Mexico had total loans, net of allowance for impairment losses, of Ps.457,255 million (U.S.$31,018 million), total deposits of Ps.573,507 million (U.S.$38,905 million) and 1,322 offices located throughout Mexico. We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and medium and large companies in Mexico, while also providing integrated financial services to low-income individuals.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

The following chart sets forth the Retail Banking and Global Wholesale Banking operating segments of the Bank and their main focus.

Retail Banking	Global Wholesale Banking
Focusing on the following categories of clients:

•      Individuals, with a net wealth of less than Ps.5 million, categorized as classic, preferred, premier or select

•      Private banking, for individuals with net wealth in excess of Ps.5 million

•      SMEs, with annual gross revenues of less than Ps.100 million

•      Middle-market corporations, with annual gross revenues of more than Ps.100 million that are not clients of Global Wholesale Banking

•      Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities

Offering our largest clients (mainly Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:

•      Global transaction banking, which includes cash management, security services, trade finance and funding alternatives for institutions with international operations

•      Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring

•      Corporate finance, which includes mergers and acquisitions as well as equity capital markets services

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

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Wholesale Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment.  The activities of Gestión Santander, our asset management subsidiary (prior to December 2013), are included in both the Retail Banking and the Global Wholesale Banking segments. Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2012		2013		2014		2012		2013		2014
	(Millions of pesos)
Retail Banking	Ps.	26,533	Ps.	29,767	Ps.	33,316	Ps.	12,045	Ps.	8,702	Ps.	12,270
Global Wholesale Banking		3,723		3,471		3,971		4,535		3,716		4,226
Corporate Activities		3,626		2,609		324		4,585		2,595		334
Total	Ps.	33,882	Ps.	35,847	Ps.	37,611	Ps.	21,165	Ps.	15,013	Ps.	16,830

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2012		2013		2014
	(Millions of pesos, except percentages, branch and customer data)
Offices(1)		1,142		1,234		1,322
Customers		10,215,299		10,728,823		11,725,423
Total assets	Ps.	793,032	Ps.	857,818	Ps.	949,983
Loans	Ps.	345,702	Ps.	384,752	Ps.	457,255
Deposits(2)	Ps.	351,915	Ps.	390,813	Ps.	447,627
Total equity	Ps.	99,612	Ps.	92,518	Ps.	102,287
Non-performing loans as a percentage of total loans(3)		2.06%		3.81%		3.90%
Efficiency(4)		39.81%		39.76%		41.70%
ROAE(5)		18.25%		14.16%		13.54%

(1)	Includes branches, cash desks (ventanillas), Santander Select offices (including Centros Select, Espacios Select and box offices) and Santander Select units (módulos).

(2)	Includes Demand and Time deposits.

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

Banco Santander, S.A., or Banco Santander Parent, is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock.  We believe that our relationship with Banco Santander Parent and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico. As of December 31, 2014, the Santander Group had total assets of €1,266.3 billion (U.S.$1,539.2 billion), equity of €89,714 million (U.S.$109,047 million) and a market capitalization of €88,041 million (U.S.$107,014 million). It also generated an attributable profit of €5,816 million (U.S.$7,069 million) in the year ended December 31, 2014. We represented approximately 8% of the Santander Group’s attributable profit in the year ended December 31, 2014, making us the fifth largest contributor of attributable profits to the Santander Group. We also represented approximately 4% of the Santander Group’s assets in the year ended December 31, 2014, according to the annual report of the Santander Group for 2014.

The Santander Group had 12,951 branches, 185,405 employees and an attributable profit of €5,816 million (U.S.$7,069 million) for the year ended December 31, 2014, according to the annual report of the Santander Group for 2014.

Our Competitive Strengths

Leading market position in select categories

We rank fifth in terms of net income, fourth in terms of total assets and total loans, and third in terms of deposits among financial groups in Mexico as of December 31, 2014, according to information published by the CNBV, with market shares of 13.0%, 13.2%, 14.9% and 15.4%, respectively, as of December 31, 2014, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Banco Santander Mexico, our commercial bank subsidiary, ranks third in terms of net income and total assets among private-sector banks in Mexico, with market shares of 15.0% and 13.3%, respectively, as of December 31, 2014, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2014, according to information published by the CNBV.  All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2014
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	4	13.9%	14.9%
Deposits	4	4	14.1%	15.3%
Total assets	3	4	13.5%	13.2%
Asset quality(4)	6	6	—	—
Total equity	3	4	13.7%	12.7%
Net income	3	5	15.0%	13.0%
Efficiency(5)	2	3	—	—
ROAE(6)	3	3	—	—

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

Focus on well-defined profitable client segments resulting in superior track record

We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels for Banco Santander Mexico of  18.5%, 20.0%  and 14.3% in 2012, 2013 and 2014, respectively, as determined in accordance with Mexican Banking GAAP, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2014, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key client segments.

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  From December 31, 2010 to December 31, 2014, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 2.1 percentage points, from 13.3% to 15.4%, as determined in accordance with Mexican Banking GAAP, according to CNBV data.  We are the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2014, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner.  We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios.  As of December 31, 2014, we had approximately 1.45 million customers with pre-authorized credit offers.  We believe our efficient operations allow us to realize synergies and more profitable growth.  As of December 31, 2014, we were the third most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others.  We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

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

•
strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit committee of Santander Group, making it more independent from management;

•	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Santander Group;

•
leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;

•
utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico. Santander Group also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;

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

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.514.6 billion, or 60.7%, of our total liabilities as of December 31, 2014.  As of December 31, 2014, customer deposits represented 86.2% of our total deposits.  Since Banco Santander Mexico is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure.  This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements. We believe Banco Santander Mexico has attractive capitalization levels based on its Tier 1 capital ratio, which has been at or near the median of the seven largest banks in Mexico over the past 5 years. As of December 31, 2014, our total capitalization ratio was 16.2%, comprised of Tier 1 capital ratio of 12.9% and Tier 2 capital ratio of 3.3%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly experienced management team.  Our senior management has an average of 20 years of experience in the financial industry and 15 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 8.45% since 2005, as determined in accordance with Mexican Banking GAAP, compared to 7.70% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention.  We have promoted the development and strengthening of abilities and skills in managing people and teams.  The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

As demonstrated by our strong profitability and growth in key business lines, we believe our strategy of focusing on retail banking for Mexico’s upper class, emerging middle class, SMEs and middle-market corporations  has been a success.  We intend to continue leveraging our competitive advantages to expand our business in the most dynamic and profitable segments of the Mexican economy (which we consider to be individuals and SMEs based on our historical growth and profitability in these segments), focusing on deposit growth and enhancing our leading banking franchise in Mexico while attaining sustained growth and profitability.

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending, SME lending and middle-market corporations).  At the same time we intend to continue developing our profitable and client-centered wholesale bank.  To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products, as well as capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America.  Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic channels, as well as the cross-selling of products and services to increase the number of products used by each of our clients.  We intend to achieve this objective through ongoing technological innovation and by cross-selling credit products, such as mortgages, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our payroll clients.  As of December 31, 2014, we had Ps.16,662 million (U.S.$1,130 million) in payroll loans.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products aimed at satisfying the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations.  An important part of our strategy is the segmentation of our customer base.  We classify our individual customers in four main categories: “select”, “premier”, “preferred” and “classic” customers.  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Another important part of our strategy is the use of multiple channels, including third-party branches, ATMs, our contact centers, internet banking and mobile banking, among others.  We believe that these alternative channels are an important way to reach a broader spectrum of customers and promote transactions,  allowing us to more efficiently connect with and expand our customer base. We also believe that our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment.  By combining our highly productive branch network with our alternative channels, such as ATMs, our contact centers, internet banking and mobile banking, we believe that we are able to consistently satisfy our customers’ expectations and that we will be able to achieve top-quality service levels.

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

We will also continue to invest in creating and maintaining strong business support and commercial processes to make our services more accessible and improve our relationships with our clients.  For example, we have developed a fully integrated commercial network, which manages customer product offerings through an internally designed CRM tool that makes it easier for branch executives to know their portfolios and to approach customers with specific and tailored product offerings.

Finally, our contact centers enhance our ability to provide segmented customer service. We are in the final stages of our intended plan to add 200 new branches to our branch network by the first half of 2015, including the 15 branches we opened in the fourth quarter of 2012, the 75 branches we opened during 2013, the 95 branches we opened during 2014 and the 15 new branches we expect to open in 2015. We expect that this expansion will cost approximately Ps.1.25 billion (including Ps.80 million in connection with the 15 new branches expected to be opened during 2015)  and will be funded using our working capital.

We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on profitable products such as insurance, mortgages, credit cards, personal loans, SMEs and middle-market corporations loans where we believe there is an opportunity to increase our market share.  For our non-retail clients, we will continue to offer through our Global Wholesale Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.  We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses.  In addition, we have established a division that is focused on enhancing the quality of our products and processes.

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

We plan to make efficient use of technology through alternative channels, such as mobile banking, internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy.  As of December 31, 2014, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

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

In addition, as of December 31, 2014, the Bank has three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario and Santander Vivienda.

The following table shows total assets, net income and total equity of each of the abovementioned subsidiaries (other than Seguros Santander and Gestión Santander which we sold in 2011 and 2013, respectively) as of and for the year ended December 31, 2013.

	IFRS
	As of and for the year ended December 31, 2014
	Total assets		Net income		Total equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	948,769	Ps.	13,336	Ps.	100,583
Santander Consumo		58,736		2,983		12,113
Santander Hipotecario		36,004		1,139		4,774
Santander Vivienda		10,310		(54)		1,573
Casa de Bolsa Santander		895		(2)		1,010

(1)	Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of December 31, 2014, accounted for approximately 99.9% of our total assets, 98.3% of our total equity and 100.3% of our net income.  Banco Santander Mexico’s principal sources of funding are customer deposits. Customer deposits typically represent a large portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network.  Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure.  These deposits currently cover most of Banco Santander Mexico’s liquidity requirements.  Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multi-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law.  Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of December 31, 2014, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  For the year ended December 31, 2014, Banco Santander Mexico had net income of Ps.13,336 million (U.S.$905 million), and as of December 31, 2014, Banco Santander Mexico had total assets of Ps.948,769 million (U.S.$64,361 million), total loans, net of allowance for impairment losses, of Ps.457,255 million (U.S.$31,018 million), total deposits of Ps.573,507 million (U.S.$38,905 million) and total equity of Ps.100,583 million (U.S.$6,823 million).  As of December 31, 2014, Banco Santander Mexico had 1,322 offices located throughout Mexico. Its headquarters are located in Mexico City, Distrito Federal, and it operates in every state in Mexico.

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

Gestión Santander

Prior to its sale in December 2013, Gestión Santander was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

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

As of December 31, 2014, Casa de Bolsa Santander had 4,881 customer contracts and Ps.416.6 billion in assets under management, and accounted for 0.1% of our total assets and 1.0% of our total equity. In 2014, Casa de Bolsa Santander had net income of Ps.(2) million (U.S.$0.14 million), which represented (0.02)% of our net income.

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  As of December 31, 2014, our Retail Banking segment accounted for approximately 76.3% of our total loan portfolio based on the aggregate principal amount of loans in this segment, approximately 79.0% of our total demand and time deposits, 88.6% of our net interest income, 87.2% of our fee income and 73.7% of our operating profit before tax.  Our Retail Banking operations served 11,671,458 customers as of December 31, 2014, an increase of 990,637 customers since December 31, 2013.

In 2014, our branch network and alternative channels originated more than 622,598 credit cards, 509,389 consumer loans and 18,308 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.70,000 (U.S.$4,749) and “premier,” if they have a monthly income between Ps.50,000 (U.S.$3,392) and Ps.70,000 (U.S.$4,749); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$509) and Ps.50,000 (U.S.$3,392); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$509).  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services.  We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World)  services to our select customers. As of December 31, 2014, individuals accounted for 39.1% of our total loans outstanding and 28.8% of our deposits.  As of December 31, 2014, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 61.4% of our fee income and 39.2% of our operating profit before tax in the year ended December 31, 2014.

New individual customers are classified according to their socioeconomic status as classic, preferred, premier, select or as private banking customers (as described below in “—Private Banking”).  Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age.  Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle.

We follow different service models for each customer class:

•
Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers we offer different investment products (both short- and long-term), asset protection, personal credit, mortgages and credit cards. The select model offers the opportunity be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2014, our Select customers class included 230,263 customers, 126,907 of whom were attended to by 519 Select managers that specialize in investment services. About half of our select customers were attended to in 121 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.

•
Premier customers:  We have a commercial model that tracks our premier customers’ financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2014, our premier customer class included 318,838 customers that were served by approximately 730 representatives throughout our 1,322 branches across Mexico.

•
Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2014, we had 3,984,983 preferred customers.

•
Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model.  In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach.  We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile.  As of December 31, 2014, we had 6,801,835 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 70.5% of our fee income and 53.1% of our operating profit before tax in 2014.

Private Banking

Our private banking business is served by approximately 1,700 professionals in 100 offices worldwide, and ranks in the top ten private banking units globally in terms of asset volume. In 2014, The Banker recognized us as the best private bank in Latin America for the second year in a row.

As of December 31, 2014, our private banking unit had 23 offices and 108 specialized bankers located throughout Mexico who attended to 12,698 customers.  As of December 31, 2014, our private banking unit managed approximately Ps.208,432 million (U.S.$14,139 million) in assets and had approximately 14,360 private banking accounts.

Our private banking business has experienced significant growth in Mexico, since 2013, assets under management have increased by 30%. Our growth is a result of our focus on providing customers with a full-service banking experience.

We classify our individual customers with net wealth in excess of Ps.5 million (U.S.$339,181) as private banking customers.  We provide customized financial and investment services to these high net worth individuals by offering innovative and transparent products developed via a rigorous risk management process and adapted to each client’s specific needs and investment profile.  These customers are assigned a specialized banker who is familiar with the customer’s individual needs and who can recommend and provide access to specialized products and services.  Our private banking model is based on full-service representation of our customers by means of specialized bankers, who attend to a limited number of customers and help customers monitor their portfolios and adapt to changing economic conditions.  We offer a wide range of financial products to our private banking customers and offer our customers the opportunity to invest with funds managed and administered by other financial institutions and independent asset managers.

In order to provide a differentiated business model, we have two divisions in private banking, depending on a customer’s total balance maintained at the Bank:

•	Private banking customers, with net wealth in excess of Ps.5 million (U.S.$339,181); and

•
Private wealth customers, with net wealth in excess of Ps.300 million (U.S.$20 million).  We offer our private wealth customers the same products and services that we offer to our private banking customers, but tailor these products and services to their specific needs.

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

SMEs

As of December 31, 2014, our SME line of business represented 11.0% of our total loans outstanding and 7.8% of our deposits. SMEs accounted for 10.4% of our fee income and 13.2% of our operating profit before tax in the year ended December 31, 2014.  We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs.  The maximum level of credit extended to such companies is generally limited to approximately Ps.8,000,000 (U.S.$542,689).  In 2010, we developed revolving lines of credit for our SME customers that do not require collateral.  We refer to these credit lines as Crédito Ágil (Flexible Credit).  These lines of credit are limited to Ps.8,000,000 (U.S.$542,689) and are primarily used by our SME customers to finance their working capital needs.  Crédito Ágil can also be used as a special purpose credit card, which allows a large number of our SME customers to access term financing for the first time.  Approximately 56.5% of SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.51,835 million of our loan portfolio as of December 31, 2014, an increase of 25% from December 31, 2013. This increase reflects the positive results obtained from the improvement in client services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and  online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers.  The specialized SME network included 782 dedicated SME specialists as well as 18 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2014.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.100 million (U.S.$6.8 million), are not clients of Global Wholesale Banking and meet certain other qualifying criteria.  We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage.  We also offer our middle-market corporations customers with higher income the same products that we offer to our wholesale banking customers.  As of December 31, 2014, we had 34,130 middle-market corporations customers, and 24 specialized offices, 188 senior executives, 14 agro executives, 9 account directors, 8 subdirectors and 5 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations portfolio represented Ps.105,552 million (U.S.$7,160 million) of our loan portfolio as of December 31, 2014, an increase of 13.7% from December 31, 2013. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2013 and 1.1% as of December 31, 2014. As of December 31, 2014, our middle-market corporations customers represented 22.3% of our total loans outstanding and 18.0% of our deposits.  Middle-market corporations accounted for 12.4% of our fee income and 17.2% of our operating profit before tax in 2014.

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

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit.  We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others.  We refer to these clients as Vinculados Transaccionales (Transactionally Linked).  Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had more than 2,381 Vinculados Transaccionales customers as of December 31, 2014, an increase of 41% from December 31, 2013.

We created a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities.  Institutional customers are a potential source for new individual payroll customers.  As of December 31, 2014, these customers represented 3.9% of our total loans portfolio and 24.3% of our deposits.  Institutions accounted for 2.9% of our fee income and 4.1% of our operating profit before tax in the year ended December 31, 2014.  We had 18,124 institutional customers as of December 31, 2014.

We have 12 specialized representative zones in Mexico that offer tailor-made products to meet our institutional customers’ needs.  Among the products we offer to our governmental clients are current accounts, loans, payroll processing, cash management, collection services and payment processing services.  Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

Global Wholesale Banking

General

Santander Global Banking and Markets is the business unit that caters to the needs of corporate and institutional customers which, due to their size, complexity or sophistication, require customized services and value-added wholesale products.

The Global Wholesale Banking segment serves customers that require sophisticated financial services and products, such as large Mexican companies and local and foreign multinational companies which are served globally by the Santander Group. This segment also includes domestic and international financial groups, as well as large institutional customers.

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

As of December 31, 2014, the Global Wholesale Banking segment served 376 customers and accounted for 23.7% of our total loan portfolio, 18.7% of our total demand and time deposits, 13.4% of our fee income and 24.9% of our operating profit before tax.

The main products and services that our Global Wholesale Banking segment provides are:

•	Global transaction banking, which includes cash management trade finance and other financing alternatives;

•	Credit markets, which includes origination and distribution units for structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions and equity capital markets products.

•	Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and securities services and equity research;

•	Treasury trading activities, which offers our customers tailored derivative products, foreign exchange transactions and other financial products and structures;

•	Proprietary trading, which is responsible for the management of our proprietary investment portfolio; and

•	Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional clients in the Global Wholesale Banking segment by offering products and services such as:

•	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

•	Basic financing. We offer our clients short- and medium-term financing for working capital and other purposes.

•	Commercial financing. We offer supply chain financing products, such as confirming, factoring and leasing, among others.

•
Trade finance. We have a dedicated team for originating and structuring foreign trade transactions and related financing operations, including both credit and collateral management. In 2013 and 2014, Trade Finance Magazine named Banco Santander Mexico the best bank in the “Best Trade Bank in Mexico” category, based on annual client polls. In 2015, Global Finance Magazine named Banco Santander Mexico the “Best Trade Finance Provider” in Mexico.

Credit Markets

The credit markets operations of Global Wholesale Banking include project finance, debt capital markets, syndicated loans and acquisition finance, and asset and capital structuring areas:

•
Project Finance. Banco Santander Mexico originates, structures and finances projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. Banco Santander Mexico has participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others. It is currently positioned as the leading commercial bank for the structuring and financing of infrastructure and energy projects in Mexico. In the energy sector, Banco Santander Mexico acted as the coordinating bank for two wind farms called “Las Ventikas”. These projects are valued at Ps.7,150 million and will be developed by Cemex and Fisterra (Blackstone). This is the first project in which all Mexican development banks are participating. Additionally, the Bank participated as a financial advisor on the “Los Ramones Sur” project, assisting in the structuring of a Ps.12,747 million senior credit facility with a 20-year term, as well as a Ps.1,200 million value-added tax (“VAT”) facility. PMI Holdings, TAG Pipelines and GDF Suez are the co-sponsors of the “Los Ramones Sur” project.

•
Syndicated Loans and Acquisition Finance. In 2014 we ranked among the top local banks in terms of deal count, according to our own calculations, closing a total of 17 deals. These deals included customers such as PEMEX, Grupo R, Ventura Capital, Genomma Lab, Fibra Uno, Mexichem, Gas Natural, Cinepolis, Alsea, Cablevision, Televisa, Techgen, Cemex, America Movil, and Cydsa, with an aggregate transaction volume of U.S.$ 11.5 billion.

•
Debt Capital Markets. Our Debt Capital Markets team originates, structures and distributes corporate and sovereign debt in both the local and international capital markets for Mexican issuers. We worked on transactions with different corporate, quasi-sovereign and financial institution issuers, such as PEMEX (aggregate amount of Ps.12,600 million), NAFIN (Ps.1,750 million, and a second tranche for Ps.3,250 million), INFONAVIT (Ps.2,968 million), CFE (Ps.15,000 million), RCO (Ps.4,400 million), ICA (Ps.1,747 million) and Genomma Lab (Ps.1,500 million), among others in the local market. In the international debt capital markets we participated in issuances that involved clients such as PEMEX (U.S.$1,000 million), Gruma (U.S.$400 million), Mexichem (U.S.$750 million), Cemex (U.S.$1,100 million, and a second tranche for U.S.$1,000 million), Fibra Uno (U.S.$600 million, and a second tranche for U.S.$400 million), among others.

•
Asset and Capital Structuring. This area is responsible for the development of financing products that optimize capital investments.  Our principal asset and capital structuring activities involve equity and mezzanine funding for energy and infrastructure projects. By the end of 2014, our assets and capital structuring division had invested, or obtained approval to invest, in a portfolio of wind, hydro and solar photovoltaic projects, totaling 837 megawatts (weighted by our provision of the equity funding for the projects).

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

Equity Capital Markets

We are one of the leading banks in the Mexican domestic capital markets. In 2014, we participated in 4 transactions for different clients in the international and Mexican equity capital markets. We acted as global coordinator in a subsequent follow-on offering of Fibra Uno (Fideicomiso de Infraestructura de Bienes Raíces) for an aggregate amount of Ps.32,816 million, which was the second-largest offering ever in Mexico. We acted as an underwriter in the initial public offering of Grupo Hotelero Santa Fe (GHSF) in the local market, for an aggregate amount of Ps.750 million. We also participated as local and international underwriter in the initial public offering of Rotoplas for an aggregate amount of Ps.4,182 million, and as underwriter in the structured equity issuance of Mexico Infrastructure Partners (MIP), for an aggregate amount of Ps.819 million.

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

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products.  We are a leader in the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer); in 2014, we ranked among the top three most active brokers and clearing members in terms of traded volume in futures, options and listed swap contracts.

We also offer our institutional and corporate clients tailored derivative products, known as equity derivatives, in order to manage and hedge their financial risks and optimize the performance of their portfolios.

Treasury Trading Activities

Our Global Wholesale Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies.  We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

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

The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by Banco Santander Parent.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Our Core Products

Deposit-Taking and Repurchase Agreements Transactions

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

We also enter into repurchase agreements transactions.  Repurchase agreements are Mexican-law governed sale and repurchase agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security.  Under a circular issued by the Mexican Central Bank, Mexican banks may enter into repurchase transactions with Mexican and foreign counterparties.  Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities.  Repurchase transactions must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association.  Collateral may be provided in connection with repurchase transactions.

Reverse repurchase agreements totaled Ps.103,478 million at December 31, 2014, a 36.1% increase compared to the amount at December 31, 2013.  We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including our reverse repurchase agreements at the dates indicated.

	At December 31,
	2012		2013		2014
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	115,619	Ps.	145,587	Ps.	169,950
Non-interest-bearing deposits		95,242		112,367		124,113
Subtotal	Ps.	210,861	Ps.	257,954	Ps.	294,063

	At December 31,
	2012		2013		2014
	(Millions of pesos)
Time deposits:
Notes with interest payable at maturity	Ps.	119,875	Ps.	115,711	Ps.	118,742
Fixed-term deposits		6,261		146		205
Foreign currency time deposits		5,340		4,046		14,640
Subtotal	Ps.	131,476	Ps.	119,903	Ps.	133,587
Reverse repurchase agreements	Ps.	51,589	Ps.	57,506	Ps.	69,726
Accrued interest(1)		213		182		183
Other deposits		11,958		11,579		17,069
Total customer deposits	Ps.	406,097	Ps.	447,124	Ps.	514,628
Deposits from the Mexican Central Bank and credit institutions(2)		42,937		70,216		82,078
Total deposits	Ps.	449,034	Ps.	517,340	Ps.	596,706

(1)	Mainly from time deposits.

(2)
Includes Ps.19,603 million, Ps.18,519 million and Ps.33,752 million of reverse repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2012, 2013 and 2014, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				Change, December 31, 2014 vs. December 31, 2013
	2013		2014		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	161,657	Ps.	184,770	Ps.	23,113	14.3%
SMEs		41,411		51,835		10,424	25.2
Middle-market corporations(1)		92,796		105,552		12,756	13.7
Institutions		14,484		18,283		3,799	26.2
Subtotal		310,348		360,440		50,092	16.1
Global corporate clients		88,168		112,013		23,845	27.0
Total(2)	Ps.	398,516	Ps.	472,453	Ps.	73,937	18.6%

(1)	Included private banking.

(2)	These amounts do not include repurchase agreements.

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

	As of December 31,				Change, December 31, 2014 vs. December 31, 2013
	2013		2014		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	91,859	Ps.	108,184	Ps.	16,325	17.8%
Credit cards		39,782		42,104		2,322	5.8%
SMEs		41,411		51,835		10,424	25.2%
Payroll loans		15,572		16,662		1,090	7.0%
Personal loans		14,150		17,298		3,148	22.2%
Other		291		522		231	79.4%
Total	Ps.	203,065	Ps.	236,605	Ps.	33,540	16.5%

The Santander Hipotecario residential mortgage portfolio amounted to Ps.26,906 million and Ps.35,480 as of December 31, 2013 and December 31, 2014, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2013.

Annual interest rate
(%)
Credit cards	24.7
Personal loans (includes payroll loans, personal loans and others)	26.2
Mortgages	10.0

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

Our clients include employees from the public and private sectors. At December 31, 2014, payroll loans amounted to Ps.16,662 million (U.S.$1,130 million), representing approximately 3.5% of our total lending portfolio.  We held approximately 10.6% of the market share in Mexico in payroll loans at December 31, 2014, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months, and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2014, personal loans amounted to Ps.17,298 million (U.S.$1,173 million), representing approximately 3.7% of our total lending portfolio.

Credit Cards

We are the third-largest issuer of credit card loans in the Mexican market according to information published by the CNBV, and we had 2.8 million outstanding credit cards across 2.5 million accounts as of December 31, 2014.  At this date, we held a 13.5% market share, with a Ps.42,104 million (U.S.$2,856 million) loan portfolio and a delinquency rate of 4.1%, the lowest in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2014, our total credit card loans outstanding represents approximately 8.9% of our total lending portfolio.

We issue 18 different MasterCard, Visa and, beginning this year, American Express credit cards designed for our different business segments.  We mainly issue to our existing customers, such as deposit account holders and non-deposit account holders.  Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances.  We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments.  Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels.  Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products.  The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.

During 2007 and 2008, excessive over-leverage in the consumer credit market in Mexico resulted in poor portfolio performance.  This also affected our credit card portfolio.  As a result, we implemented contingency measures, such as tightening of credit policies, reinforcement of collections and reduction or cancellation of credit lines.  These factors helped to put delinquency rates and credit losses back within acceptable risk levels by the middle of 2010.  As of December 31, 2014, our credit card portfolio has the best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,
	2010	2011	2012	2013	2014
Total credit card non-performing loans as a percentage of total credit card loans	5.08%	3.11%	4.04%	3.35%	4.70%

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

The Santander Group has invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes.  Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

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

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years.  We have a leading position in this business among non-government-owned banks and, at December 31, 2014, held a 18.95% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  As of December 31, 2014, we had a total mortgage portfolio of Ps.108,184 million (U.S.$12,223 million), representing approximately 22.9% of our total lending portfolio.

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The purchase price was Ps.2,042 million (U.S.$139 million), which was determined at closing based on the aggregate total equity of the entities that we acquired, plus the net value of the assets that we purchased directly, minus a negotiated discount.  In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,425 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. We did not purchase any loans to developers as part of the GE Capital acquisition or otherwise. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,622 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,487 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,458 million).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates 2 branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$36.7 million) for ING Hipotecaria’s equity. Since the acquisition, Banco Santander Mexico has closed 18 of the original 20 ING Hipotecaria branches in an effort to consolidate the distribution network and increase operational efficiency.

As a result of our acquisition of the GE Capital residential mortgage business and ING Hipotecaria, we had the second-largest mortgage portfolio in the private banking sector in Mexico in 2014, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  The mortgage portfolio of the GE Capital mortgage business represented approximately 30% and 33% of our mortgage portfolio as of December 31, 2013 and 2014, respectively, as determined in accordance with Mexican Banking GAAP. The mortgage portfolio of Santander Vivienda (formerly known as ING Hipotecaria) represented approximately 10% of our mortgage portfolio as of December 31, 2014, as determined in accordance with Mexican Banking GAAP.

On average, the loan-to-value ratio of our mortgage loans was 66.3% as of December 31, 2014. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.5 million) or up to 90% (if the property value is less than or equal to Ps.5 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

According to the Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal, or SHF), there was a deficit of approximately 9.9 million homes in Mexico in 2014. This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF.  We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

On February 22, 2011, Banco Santander Parent publicly announced that it had reached an agreement with Zurich Financial Services Group (“Zurich”) to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  On July 15, 2011, we announced that we had signed the definitive agreements with Zurich regarding this long-term alliance. On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to Zurich Santander Insurance America, S.L., which was created as the holding company for the joint venture between Banco Santander Parent and Zurich, for an initial price of Ps.7,441 million.  During the second quarter ended June 30, 2013, there was a price adjustment decrease of Ps.178 million (before taxes) related to the sale of Seguros Santander to the joint venture, which resulted from a revision to the methodology used to calculate insurance reserves. As a result of this revision, the parties agreed to a purchase price adjustment and a release agreement whereby both parties agreed to a mutual release of claims upon receipt of payment with respect to post-closing price adjustments. The adjustment represented 4.1% of our revenues and less than 1% of our reported net income in 2012. The joint venture is 51% controlled by Zurich and 49% by Banco Santander Parent.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of Zurich Santander Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance, other than auto insurance sold through its aggregator and subject to certain other limitations on exclusivity.  As a result, Banco Santander Mexico presently continues to sell insurance policies through its different distribution channels, focusing on open market insurance products and the development of credit-linked supply insurances.

Prior to its sale to Zurich Santander Insurance America, S.L., Seguros Santander offered life, automobile, fraud and home insurance.  Its products were offered through our branch network.  We did not distribute third-party providers’ insurance products prior to the sale of Seguros Santander to Zurich Santander Insurance America, S.L.

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The products we sell, which are underwritten by the joint venture with Zurich, together with sales of products of its predecessor, Seguros Santander, represented approximately 22.8% and 23.5% of the commissions we earned in 2013 and 2014, respectively.

Total outstanding insurance premiums distributed by us increased 11.8%, to Ps.1,004, in 2014 as compared to 2013, and total insurance commissions collected by us increased 14.2% in 2014 as compared to 2013. This result was supported by a significant mass media campaign for Autocompara, focusing on the improvement of sales force productivity and their incentive scheme.

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

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico.  Clients may access this program at our branches, on the Internet or by telephone.  This new program has been accompanied by a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector.  As of December 31, 2014, automobile insurance products generated commissions of Ps.766 million (U.S.$52 million) based on a portfolio of approximately 775,075 outstanding automobile insurance policies.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services.  As of December 31, 2014, we had approximately 313,516 SME customers, 34,130 middle-market corporation customers and 18,124 government institutional customers.  Our middle-market corporation customers include companies across all industry sectors.  Our SME and middle-market corporation clients coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2014, Casa de Bolsa Santander had 4,881 customer contracts and Ps.416.6 billion in assets under management, and accounted for 0.1% of our total assets and 1.0% of our total equity. In 2014, Casa de Bolsa Santander had net income of Ps.(2) million (U.S.$0.14 million), which represented (0.02)% of our net income.

Asset Management

Prior to its sale in December 2013, Gestión Santander was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

Distribution Network

General

We refer to our strategy of using multiple distribution channels, such as branches, internet banking, mobile banking, contact centers and third-party branches, tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner as our multichannel distribution strategy.  Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like internet banking, which we refer to as alternative distribution channels.  The principal aims of the complete multichannel distribution strategy are to benefit from the synergy of the various channels and to direct customers to the most effective channel for the purposes of their transactions.

As of December 31, 2014, our distribution channels included:

•	Office network: We have 1,322 offices throughout Mexico.

•	ATMs: We have 5,528 ATMs with coverage throughout Mexico.

•	Contact centers: We have 2,459 contact center positions with approximately 4,674 employees. We receive more than 4.1 million in-bound calls per month and generate 5.5 million transactions.

•	Internet banking: We had, on average, more than 42.5 million banking transactions per month in 2014, with more than 654,184 active customers.

•
Mobile banking: Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets. As of December 31, 2014, we had more than 281,471 active customers and 10.2 million transactions per month on average.

•	Specialized sales force: We have 262 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía): We have 16,531 complementary branches provided by our agents, Telecomm, Oxxo and 7-ELEVEN. See “—Alternative Distribution Channels—Third-Party Branches.”

•
Third-party mortgage brokers: In the year ended December 31, 2014, approximately 32% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

Office Network

Our office network offers our products and services to our customers. The table below shows the number of branches in our branch network,  which includes our cash tellers (ventanillas), Santander Select offices and Santander Select units (módulos) across Mexico’s regions at the dates indicated. Information is provided with respect to the offices of Banco Santander Mexico only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers.  We did not have any box offices in 2010 and 2011. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

	At December 31,			Change, December 31, 2014 vs. December 31, 2013
	2012	2013	2014	#	%
Central	131	142	153	11	7.7%
Metro North	155	165	186	21	12.7
Metro South	143	157	169	12	7.6
Northeast	144	154	168	14	9.1
Northwest	108	117	122	5	4.3
North	96	106	110	4	3.8
West	117	125	135	10	8.0
South	105	111	114	3	2.7
Southeast	143	157	165	8	5.1
Total	1,142	1,234	1,322	88	7.1%

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

ATMs

We operate an extensive network of 5,528 ATMs throughout Mexico, including those located in our branches and on-site service units.  Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,			Change, December 31, 2013 vs. December 31, 2012
	2012	2013	2014	#	%
Central	500	539	565	26	5%
Metro North	623	662	700	38	6
Metro South	501	551	594	43	8
Northeast	645	653	677	24	4
Northwest	465	506	512	6	1
North	408	434	453	19	4
West	435	455	481	26	6
South	574	614	633	19	3
Southeast	795	850	913	63	7
Total	4,946	5,264	5,528	264	5%

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

Our contact centers serve three basic functions:

•	Customer service: We receive more than 2.9 million in-bound calls per month from our customers.

•	Sales: Through our contact centers, we grant approximately 31% of the consumer loans and approximately 35% of the credit cards that we issue.

•	Collecting receivables: With more than 6.5 million outbound and in-bound calls, we collect more than Ps.696 million (U.S.$47 million) of receivables per month.

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

As of December 31, 2014, we had approximately 654,184 active internet banking clients.  We had, on average, 42.5 million internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2014.  The following table presents summarized operating statistics for our internet banking channel.

	Monthly Average		Change, year ended December 31, 2014 vs. year ended December 31, 2013
	Year ended December 31,		#	%
	2013	2014
Monetary transactions	10,925,648	11,710,446	784,798	7%
Non-monetary transactions	27,542,137	30,833,019	3,290,882	12%
Total transactions	38,467,785	42,543,465	4,075,680	11%

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

As of December 31, 2014, 262 agents belonged to our Asesores Super Nómina network.  These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 109,217 total payroll kits in 2014, an increase of 15.7% from a monthly average of 94,424 payroll kits delivered in 2013.

Third-Party Branches

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

We provide banking services to our customers through 13,061 Grupo Oxxo offices and 1,620 complementary branches provided by our agent, Telecom, as of December 31, 2014.  At these third-party branches, we process more than 830,000 transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries.  These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction.

Third-Party Mortgage Brokers

The acquisition of the GE Capital residential mortgage business in April 2011 reinforced our strategy of originating mortgages through third-party mortgage brokers. Approximately 32% of our mortgages were originated through third-party mortgage brokers in 2014.  We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 50 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.  Although we do not have exclusivity arrangements with these third-party mortgage brokers, we estimate that 30% of their operations are for our benefit.

Funding

Our principal source of funding is customer deposits, including reverse repurchase agreements, which represented Ps.514.6 billion (U.S.$34.9 billion), or 60.7%, of our total liabilities as of December 31, 2014.  Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	301,954	11.0%	Ps.	357,430	12.1%	Ps.	425,151	13.2%	Ps.	460,636	13.4%	Ps.	524,047	13.7%
BBVA Bancomer		678,856	24.7		666,673	22.5		697,077	21.7		743,952	21.7		847,427	22.2
Banamex		550,552	20.0		574,710	19.4		575,574	17.9		568,614	16.6		589,990	15.5
Banorte(1)		283,679	10.3		371,393	12.5		425,524	13.2		441,869	12.9		492,754	12.9
HSBC		275,547	10.0		330,668	11.2		318,601	9.9		308,318	9.0		341,279	8.9
Inbursa		149,221	5.4		147,878	5.0		156,067	4.8		169,872	5.0		180,948	4.7
Scotiabank		131,183	4.8		129,444	4.4		150,127	4.7		171,319	5.0		186,873	4.9
Santander + Top 6	Ps.	2,370,992	86.3%	Ps.	2,578,196	87.0%	Ps.	2,748,121	85.4%	Ps.	2,864,580	83.6%	Ps.	3,163,318	82.9%
Total System	Ps.	2,746,820	100.0%	Ps.	2,964,687	100.0%	Ps.	3,219,261	100.0%	Ps.	3,424,998	100.0%	Ps.	3,816,826	100.0%

Source:
Funding and market share data are calculated by us, using information published by the CNBV.  In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	156,912	10.8%	Ps.	178,490	10.8%	Ps.	210,950	11.8%	Ps.	257,927	12.9%	Ps.	294,269	13.2%
BBVA Bancomer		403,441	27.7		438,267	26.5		472,832	26.5		526,225	26.4		578,467	25.9
Banamex		352,223	24.2		411,261	24.9		400,428	22.5		430,280	21.6		470,042	21.0
Banorte(2)		140,713	9.7		180,303	10.9		199,770	11.2		244,809	12.3		287,838	12.9
HSBC		150,358	10.3		172,808	10.5		187,271	10.5		178,358	8.9		177,870	8.0
Scotiabank		62,537	4.3		70,268	4.3		75,059	4.2		88,336	4.4		99,268	4.4
Inbursa		51,738	3.6		53,052	3.2		59,981	3.4		65,622	3.3		69,473	3.1
Santander + Top 6(3)	Ps.	1,317,922	90.6%	Ps.	1,504,449	91.0%	Ps.	1,606,291	90.2%	Ps.	1,791,557	89.9%	Ps.	1,977,227	88.4%
Total System	Ps1,454,463		100.0%	Ps.	1,652,742	100.0%	Ps.	1,781,714	100.0%	Ps.	1,993,472	100.0%	Ps.	2,237,273	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	126,179	11.9%	Ps.	159,387	14.6%	Ps.	186,739	15.5%	Ps.	172,808	14.7%	Ps.	192,547	14.9%
BBVA Bancomer		214,990	20.2		208,102	19.1		199,437	16.6		185,827	15.8		219,339	16.9
Banorte(1)		129,503	12.2		166,938	15.3		204,522	17.0		181,062	15.4		190,211	14.7
Banamex		171,354	16.1		119,883	11.0		132,013	11.0		116,591	9.9		111,989	8.6
HSBC		103,258	9.7		125,323	11.5		108,603	9.0		109,450	9.3		121,387	9.4
Inbursa		89,872	8.5		89,049	8.2		90,944	7.6		91,311	7.8		107,022	8.3
Scotiabank		64,042	6.0		53,571	4.9		69,480	5.8		70,855	6.0		79,155	6.1
Santander + Top 6	Ps.	899,198	84.7%	Ps.	922,253	84.6%	Ps.	991,738	82.5%	Ps.	927,904	78.8	Ps.	1,021,650	78.9%
Total System	Ps.	1,061,776	100.0%	Ps.	1,089,816	100.0%	Ps.	1,202,330	100.0%	Ps.	1,177,040	100.0%	Ps.	1,295,564	100.0%

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

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	18,863	8.2%	Ps.	19,553	8.8%	Ps.	27,463	11.7%	Ps.	29,901	11.7%	Ps.	37,231	13.1%
BBVA Bancomer		60,425	26.2		20,304	9.1		24,808	10.5		31,900	12.5		49,621	17.5
Banamex		26,975	11.7		43,566	19.6		43,133	18.3		21,743	8.5		7,959	2.8
HSBC		21,931	9.5		32,537	14.6		22,727	9.7		20,510	8.1		42,021	14.8
Banorte(2)		13,463	5.8		24,152	10.9		21,232	9.0		15,998	6.3		14,705	5.2
Inbursa		7,610	3.3		5,776	2.6		5,143	2.2		12,940	5.1		4,454	1.6
Scotiabank		4,604	2.0		5,605	2.5		5,588	2.4		12,129	4.8		8,450	3.0
Santander + Top 6(3)	Ps.	153,871	66.7%	Ps.	151,493	68.2%	Ps.	150,094	63.8%	Ps.	145,121	57.0%	Ps.	164,441	57.9%
Total System	Ps.	230,581	100.0%	Ps.	222,129	100.0%	Ps.	235,216	100.0%	Ps.	254,486	100.0%	Ps.	283,989	100.0%

Source:	CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

After operating for more than 15 years in Mexico, Santander has become a marketing leader in the Mexican financial services market. We are fifth among all banks in terms of advertising spending, according to December 2014 data provided by Ibope AGB México, an independent agency that monitors advertising and television audience levels. In addition, we are third in terms of unassisted brand recognition and also third in the “Most Remembered” category, according to a report prepared by Ipsos, a global marketing research company, for Banco Santander Parent in September-October 2014.

Our marketing strategy is derived from our solid business plan, which focuses on our select, premier, preferred, and small business customers, and also on managing mortgage products. Of particular importance are our university customers which, in addition to being the cornerstone of our social responsibility policy, have found in us a bank that understands their needs. Our university customers generally fall into the classic category, due to their low-income status as students.

We also strongly support SMEs, as these are major employers in Mexico. Today, we are one of the banks with the largest growth in the SME market. The premier segment is also critical, as evidenced by the development of the “Santander Select” concept, with branches exclusively dedicated to serving this class of customers. At the end of 2014, we had 121 Santander Select offices.

Our direct and clear quality-based strategy has led us to tie for second place in terms of customer service among banks, according to the Corporate Customer Satisfaction Survey conducted by Ipsos for Banco Santander between April and September 2014. We are striving to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

One of our most well-known attributes is innovation, which is evident in the development of successful and innovative products that have been well received in their markets and have added value to our brand. For example, “Light credit cards” offering a low interest rate,  “Black credit cards” offering insurance and fraud protection, personal loans, funds, and mortgages, among others.

In Mexico, part of our marketing efforts is dedicated to social responsibility. Our ATMs receive voluntary donations from our customers four times a year. With these contributions, we have supported the valuable work of UNICEF in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.125 million in the past eleven years. We have also supported environmental projects led by Reforestamos México, and also the building of homes through Fundación Vivienda (Fideicomiso Provivah), with more than 3,433 homes built over the past six years. Additionally, together with other organizations, we actively support the Mexican Banking Association “Bécalos” program, which has awarded 221,323 student scholarships to date.

In 2014, our mass media campaigns continued to focus on high growth markets and key products to achieve our commercial banking segment objectives: car insurance, credit cards, consumer loans and accounts. Other campaigns that combined publicity and customer events continued to focus on universities, certain customer segments (small businesses, premier and select), private banking and mortgages.

All of our campaigns have focused on our customers, which are the core of our business model. We are striving to respond to their needs with innovative solutions and to build long-term business relationships based on trust, approachability, and transparency.

We are also taking advantage of corporate sponsorship opportunities, including Scuderia Ferrari, and we will continue to build local sponsorships, such as the Mexico City Formula 1 Gran Prix, Cirque du Soleil, and major events at the Arena Monterrey, one of the highest ticket-selling venues in the world.

We have also significantly increased our online presence, through social networks such as YouTube, Facebook and Twitter. At the end of 2014, we had more than 660,000 followers on Facebook and more than 62,000 on Twitter.

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

Through our Information Technology (IT) governance model, we identify those IT investments aligned with our strategy and business plan, and we use Produban and Isban, the Santander Group’s banking technology subsidiaries, to manage the technical infrastructure, execute IT projects and support and manage suppliers.  This model enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, exchange of best practices and simplified governance, without the risk of losing control of core activities.

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

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2014, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2014
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	4	13.9%	14.9%
Deposits	4	4	14.1%	15.3%
Total assets	3	4	13.5%	13.2%
Asset quality(4)	6	6	—	—
Total equity	3	4	13.7%	12.7%
Net income	3	5	15.0%	13.0%
Efficiency(5)	2	3	—	—
ROAE(6)	3	3	—	—

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

Our prominence in the Mexican financial system has been recognized in the Mexican business community. In 2012, América Economía ranked Banco Santander Mexico as the second overall best bank in Latin America and the first in Mexico, and The Banker and Euromoney also recognized Banco Santander México as the best bank in the country. In 2012 and 2013, Euromoney recognized our private banking unit as the best in the “super affluent” category, defined as clients with net worth between U.S.$500,000 and U.S.$1.0 million. Also in 2013, Euromoney ranked Banco Santander Mexico as the best bank in Mexico once again and The Banker recognized it as the best private bank in Latin America. In 2014, Euromoney recognized Banco Santander México as the best bank in Mexico for the third consecutive year and Latin Finance recognized Banco Santander México as the best infrastructure bank in the country.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2014, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 64.3% of the total deposits in Mexico, followed by a total of 18.6% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 17.1% was distributed among 38 other banks.

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

Commercial banks in Mexico also compete in the retail market with non-banking institutions known as Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals.  Until recently, the commercial credit market for middle- and low-income individual customers has been serviced almost exclusively by non-banking institutions.  Currently, more than 50 non-banking institutions are licensed to operate in Mexico. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations.  Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles (now abolished) and Sofomes.

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

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 35 other brokerage houses, 18 of which are part of a financial group and the rest of which are independent. As of December 31, 2014, Casa de Bolsa Santander ranked in seventh place in terms of amount traded on the Mexican Stock Exchange with a market share of 5.07%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	13,851	15.7%	Ps.	18,683	20.9%	Ps.	17,822	17.6%	Ps.	20,878	16.7%	Ps.	14,016	13.0%
BBVA Bancomer		27,011	30.5		28,834	32.3		28,123	27.8		37,871	30.3		31,007	28.8
Banamex		22,091	25.0		14,150	15.8		17,965	17.7		21,639	17.3		14,479	13.5
Inbursa		8,216	9.3		6,031	6.7		8,382	8.3		16,316	13.0		18,106	16.8
Banorte(2)		7,362	8.3		9,569	10.7		10,888	10.8		14,279	11.4		15,453	14.4
HSBC		2,130	2.4		2,788	3.1		6,274	6.2		3,715	3.0		3,976	2.0
Scotiabank		2,933	3.3		3,132	3.5		4,399	4.3		3,179	2.5		2,111	3.7
Others(3)		4,833	5.5		6,176	6.9		7,419	7.3	Ps.	7,277	5.8	Ps.	8,406	7.8
Financial groups	Ps.	88,427	100.0%	Ps.	89,364	100.0%	Ps.	101,272	100.0%	Ps.	125,154	100.0%	Ps.	107,552	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	676,019	13.2%	Ps.	739,173	12.8%	Ps.	750,337	12.5%	Ps.	821,799	12.6%	Ps.	937,384	13.2%
BBVA Bancomer		1,114,171	21.8		1,324,736	22.9		1,383 ,800	23.1		1,501,965	23.0		1,677,899	23.7
Banamex		1,149,480	22.5		1,199,200	20.7		1,196,579	20.0		1,262,376	19.4		1,206,283	17.0%
Banorte(2)		590,558	11.6		829,277	14.3		916,567	15.3		1,006,788	15.4		1,097,982	15.5
HSBC		435,309	8.5		508,721	8.8		504,526	8.4		530,540	8.1		613,377	8.7
Inbursa		264,823	5.2		340,436	5.9		339,958	5.7		360,194	5.5		385,743	5.5
Scotiabank		194,225	3.8		190,081	3.3		226,979	3.8		245,775	3.8		297,259	4.2
Others(3)		679,905	13.3		653,783	11.3		678,064	11.3		788,659	12.1		861,588	12.2
Financial groups	Ps.	5,104,490	100.0%	Ps.	5,785,407	100.0%	Ps.	5,996,810	100.0%	Ps.	6,518,096	100.0%	Ps.	7,077,516	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total assets and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth total equity and market share in terms of total equity for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	82,424	13.2%	Ps.	88,479	13.3%	Ps.	97,826	13.7%	Ps.	94,703	12.5%	Ps.	105,384	12.7%
Banamex		161,678	25.9		155,987	23.5		160,413	22.5		160,816	21.3		172,041	20.7
BBVA Bancomer		126,261	20.2		136,120	20.5		144,084	20.2		156,984	20.8		166,873	20.1
Banorte(2)		50,227	8.1		77,082	11.6		88,509	12.4		108,691	14.4		124,672	15.0
Inbursa		68,497	11.0		73,198	11.0		78,011	11.0		82,165	10.9		97,305	11.7
HSBC		49,522	7.9		46,787	7.1		50,748	7.1		55,770	7.4		54,246	6.5
Scotiabank		29,892	4.8		29,654	4.5		33,005	4.6		33,826	4.5		34,441	4.2
Total for seven financial groups(3)	Ps.	568,501	91.1%	Ps.	607,307	91.6%	Ps.	652,596	91.6%	Ps.	692,954	91.6%	Ps.	754,961	91.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average equity and equity to total assets ratio at the latest available date for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010		2011		2012		2013		2014
	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	17.7%	12.2%	21.9%	12.0%	19.1%	13.0%	21.7%	11.5%	14.0%	11.2%
BBVA Bancomer	22.4	11.3	22.0	10.3	20.1	10.4	25.2	10.5	19.1	9.9
HSBC	4.4	11.4	5.8	9.2	12.9	10.1	7.0	10.5	3.0	8.8
Banorte(2)	15.5	8.5	15.0	9.3	13.2	9.7	14.5	10.8	13.2	14.3
Banamex	13.8	14.1	8.9	13.0	11.4	13.4	13.5	12.7	8.7	11.4
Scotiabank	10.3	15.4	10.5	15.6	14.0	14.5	9.5	13.8	11.6	11.6
Inbursa	12.6	25.9	8.5	21.5	11.1	22.9	20.4	22.8	20.2	25.2
Financial groups	14.7%	12.2%	13.9%	11.5%	14.9%	11.9%	17.5%	11.6%	13.7%	11.7%

Source: Return on average equity and the equity to total assets ratio are calculated by us using information published by the CNBV.

(1)	Calculated based upon the average balance of shareholders’ equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2014, Grupo Financiero Santander Mexico was the third-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	38.6%	44.2%	39.5%	35.5%	43.0%
Inbursa	25.7	37.5	28.8	23.3	25.1
BBVA Bancomer	40.7	41.2	42.1	42.1	42.7
Banamex	48.4	52.3	50.9	46.5	49.9
Banorte(1)	52.3	55.7	54.0	52.1	48.5
HSBC	76.9	70.7	63.9	63.0	68.3
Scotiabank	68.4	63.6	63.1	64.6	61.4
Financial groups	49.9%	51.3%	47.7%	45.1%	46.8%

Source:  Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	227,556	11.2%	Ps.	313,672	13.5%	Ps.	350,683	13.7%	Ps.	394,932	14.0%	Ps.	465,541	14.9%
BBVA Bancomer		579,725	28.6		629,897	27.1		663,857	25.9		720,423	25.6		808,382	25.8
Banamex		332,743	16.4		394,840	17.0		444,028	17.3		484,749	17.2		478,771	15.3
Banorte(2)		270,213	13.3		357,506	15.4		409,914	16.0		438,693	15.6		486,061	15.5
HSBC		171,421	8.5		187,639	8.1		198,979	7.8		204,990	7.3		231,460	7.4
Inbursa		176,212	8.7		174,108	7.5		177,043	6.9		199,079	7.1		202,981	6.5
Scotiabank		106,012	5.2		114,519	4.9		127,827	5.0		148,400	5.3		179,035	5.7
Total for seven financial groups(3)	Ps.	1,863,882	92.0%	Ps.	2,172,181	93.6%	Ps.	2,372,331	92.6%	Ps.	2,591,266	91.9%	Ps.	2,852,231	91.2%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	276,848	12.3%	Ps.	309,193	12.8%	Ps.	362,452	14.0%	Ps.	404,668	14.8%	Ps.	459,623	15.3%
BBVA Bancomer		572,581	25.4		591,574	24.5		614,634	23.8		652,459	23.9		723,759	24.1
Banamex		486,390	21.6		510,969	21.2		503,417	19.5		523,716	19.2		556,860	18.5
Banorte(2)		288,836	12.8		363,337	15.0		419,759	16.2		438,336	16.1		492,516	16.4
HSBC		249,093	11.1		293,185	12.1		291,081	11.2		281,484	10.3		292,384	9.7
Scotiabank		119,605	5.3		116,816	4.8		137,465	5.3		142,830	5.2		164,114	5.5
Inbursa		125,934	5.6		107,240	4.4		97,575	3.8		89,879	3.3		83,434	2.8
Total for seven financial groups(3)	Ps.	2,119,287	94.1%	Ps.	2,292,314	94.9%	Ps.	2,426,383	93.8%	Ps.	2,533,372	93.0%	Ps.	2,772,690	92.3%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total deposits and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	1.7%	1.7%	1.7%	3.6%	3.7%
Banamex	1.4	1.6	1.9	2.4	2.2
Scotiabank	3.6	2.7	2.3	2.9	3.3
Banorte(1)	2.5	1.9	2.1	3.1	2.9
BBVA Bancomer	2.5	3.1	3.3	3.1	2.7
Inbursa	2.0	3.3	3.7	4.4	3.7
HSBC	3.1	2.7	2.0	5.9	5.3
Financial groups	2.3%	2.4%	2.4%	3.2%	3.0%

Source:  Asset quality ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the time periods indicated.  The coverage ratio is defined as allowance for impairment losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	268.6%	210.5%	190.0%	115.5%	97.1%
HSBC	173.9	214.5	233.8	100.6	103.7
Banorte(1)	123.7	143.1	138.3	104.6	107.0
BBVA Bancomer	174.2	126.4	128.8	120.6	118.8
Scotiabank	103.3	115.3	130.5	121.1	114.2
Banamex	255.0	284.0	230.7	214.6	225.4
Inbursa	522.7	398.8	389.1	308.5	206.7
Median of seven financial groups	174.2%	210.5%	190.0%	120.6%	116.5%

Source: Coverage ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the time periods indicated.  The cost of risk is defined as allowance for impairment losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	3.9%	2.4%	2.8%	3.4%	3.3%
Inbursa	2.8	1.9	3.1	1.7	1.7
Banorte(1)	2.7	1.7	1.6	2.1	2.4
Scotiabank	2.5	1.9	1.3	2.8	2.7
BBVA Bancomer	3.6	3.3	3.4	3.4	3.3
HSBC	5.6	3.8	2.4	4.0	3.7
Banamex	4.4	4.9	4.5	5.5	6.0
Median of seven financial groups	3.6%	2.4%	2.8%	3.4%	3.5%

Source: Cost of risk is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)(1)
Santander	2.2%	2.6%	2.4%	2.7%	1.6%
Inbursa	3.0	2.0	2.5	4.7	4.9
BBVA Bancomer	2.4	2.4	2.1	2.6	2.0
Banamex	1.9	1.2	1.5	1.8	1.2
Banorte(2)	1.3	1.3	1.2	1.5	1.5
Scotiabank	1.6	1.6	2.1	1.3	1.5
HSBC	0.5	0.6	1.2	0.7	0.4
Median of seven financial groups	1.9%	1.6%	2.1%	1.8%	1.6%

Source: Return on average assets is calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of total assets.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans to deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans to deposits ratios for the periods presented.  The loans to deposit ratio is total loans, net of allowance for impairment losses, divided by deposits.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	78.5%	97.8%	93.6%	93.6%	97.6%
HSBC	65.1	60.3	65.1	68.5	74.8
Banamex	66.0	73.9	84.4	87.8	81.7
Banorte(1)	90.7	95.7	94.9	96.8	95.6
Scotiabank	85.4	95.0	90.2	100.2	105.0
BBVA Bancomer	96.9	102.3	103.5	106.2	108.1
Inbursa	125.0	141.1	155.0	191.5	224.9
Median of seven financial groups	85.4%	95.7%	93.6%	96.8%	97.6%

Source: The loans to deposit ratio is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per branch and deposits per branch as of December 31, 2014, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2014
	(Loans per branch in millions of pesos)(1)		(Deposits per branch in millions of pesos)(1)
Santander	Ps.	385	Ps.	380
BBVA Bancomer		442		395
Inbursa		595		245
Banorte(2)		383		388
Banamex		311		362
HSBC		235		297
Scotiabank		306		280

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

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per employee and deposits per employee as of December 31, 2014, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2014
	(Loans per employee in millions of pesos)(1)		(Deposits per employee in millions of pesos)(1)
Santander	Ps.	27	Ps.	26
Inbursa		95		39
BBVA Bancomer		27		25
Banorte(2)		23		23
Banamex		95		39
Scotiabank		19		17
HSBC		14		17

Source:	Loans per employee and deposits per employee are calculated by us, using information published by the CNBV.

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

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of December 31, 2014, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2014
(%)
Santander	2.76%
Inbursa	2.61
Banorte(1)	3.15
BBVA Bancomer	3.38
HSBC	4.40
Scotiabank	4.26
Banamex	4.86%

Source:	Operating expenditures as a percentage of the sum of average loans and deposits is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Net fees as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees as a percentage of operating expenditures as of December 31, 2014, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2014
(%)
Santander	56.3%
Banamex	57.8
BBVA Bancomer	42.3
Banorte	29.3
HSBC	29.6
Scotiabank	28.2
Inbursa	10.4%

Source:	Net fees as a percentage of operating expenditures is calculated by us, using information published by the CNBV.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	17,398	20.0%	Ps.	18,903	17.7%	Ps.	14,049	15.0%
BBVA Bancomer		23,151	26.6		30,829	28.8		24,792	26.4
Banamex		12,356	14.2		16,354	15.3		8,106	8.6
Banorte(2)		10,139	11.6		12,065	11.3		11,892	12.7
Inbursa		4,079	4.7		11,797	11.0		14,776	15.8
Scotiabank		3,841	4.4		2,766	2.6		3,397	3.6
HSBC		4,370	5.0		2,146	2.0		1,089	1.2
Others(3)		11,793	13.5		12,213	11.4		15,710	16.7
Mexican financial system	Ps.	87,127	100.0%	Ps.	107,073	100.0%	Ps.	93,811	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

(4)	Figures do not add due to rounding.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	95,966	15.1%	Ps.	92,820	13.7%	Ps.	103,523	13.7%
Banamex		129,349	20.3		137,760	20.3		142,675	18.9
BBVA Bancomer		117,183	18.4		125,701	18.5		133,934	17.8
Banorte(2)		66,105	10.4		77,859	11.5		94,681	12.6
Inbursa		54,058	8.5		57,006	8.4		71,232	9.5
HSBC		43,187	6.8		47,610	7.0		48,269	6.4
Scotiabank		29,674	4.7		26,756	3.9		30,248	4.0
Total for seven banks(3)	Ps.	535,522	84.1%	Ps.	565,512	83.3%	Ps.	624,562	82.9%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return on average equity and equity to total assets ratio

The following table sets forth the return on average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012		2013		2014
	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	18.5%	12.8%	20.0%	11.3%	14.3%	11.3%
BBVA Bancomer	19.8	9.3	25.4	9.2	19.1	8.7
HSBC	10.7	8.9	4.7	9.3	2.3	8.1
Banorte(2)	16.7	10.9	16.8	9.9	13.8	11.1
Scotiabank	13.4	13.2	9.8	11.1	11.9	10.4
Banamex	9.5	11.5	12.2	11.9	5.8	12.8
Inbursa	7.9	22.2	21.2	22.2	23.0	21.2
Mexican financial system	14.0%	10.6%	17.2%	10.6%	13.1%	11.1%

Source:	Return on average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented.   Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2010	2011	2012	2013	2014
	(%)
Santander	15.3%	14.5%	14.5%	12.8%	12.85%
Inbursa	22.2	18.9	20.0	18.1	20.3
Banamex	19.4	15.0	14.9	14.1	15.5
Banorte(1)	12.1	10.8	11.8	12.7	13.7
Scotiabank	17.5	15.5	15.5	12.1	12.2
HSBC	11.2	11.9	11.5	12.0	10.8
BBVA Bancomer	12.1	11.3	11.0	11.9	11.6
Median of seven banks	15.3%	14.5%	14.5%	12.7%	12.8%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2014, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio.  For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth Banco Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014
	(%)
Santander	38.6%	34.8%	42.4%
Inbursa	26.8	19.8	22.8
BBVA Bancomer	45.0	44.6	46.6
Banamex	54.0	49.4	53.3
Banorte(1)	50.5	53.7	50.5
Scotiabank	64.8	65.5	62.9
HSBC	69.2	66.7	72.1
Mexican financial system	54.4%	47.0%	49.6%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	227,556	10.7%	Ps.	313,672	12.7%	Ps.	350,683	12.7%	Ps.	394,930	13.0%	Ps.	465,541	13.9%
BBVA Bancomer		573,991	27.0		624,742	25.4		659,258	24.0		713,505	23.5		802,468	24.0
Banamex		332,719	15.6		394,523	16.0		444,496	16.2		485,369	16.0		478,899	14.3
Banorte(2)		249,495	11.7		338,528	13.7		392,013	14.3		422,890	14.0		464,201	13.9
HSBC		171,779	8.1		188,046	7.6		198,979	7.2		204,990	6.8		231,460	6.9
Inbursa		178,665	8.4		177,705	7.2		174,569	6.3		197,549	6.5		199,844	6.0
Scotiabank		106,023	5.0		114,525	4.7		127,473	4.6		148,115	4.9		178,553	5.3
Total for seven banks(3)	Ps.	1,840,228	86.5%	Ps.	2,151,741	87.4%	Ps.	2,347,471	85.3%	Ps.	2,567,348	84.7%	Ps.	2,820,966	84.3%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on total mortgage loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	34,743	9.6%	Ps.	63,361	15.4%	Ps.	70,875	15.7%	Ps.	90,711	17.7%	Ps.	106,588	18.9%
BBVA Bancomer		144,998	40.0		146,809	35.6		153,849	34.0		155,582	30.3		161,697	28.7
Banorte(2)		54,694	15.1		62,752	15.2		71,389	15.8		81,715	15.9		89,767	16.0
Banamex		49,906	13.8		58,144	14.1		67,048	14.8		74,885	14.6		77,407	13.8
Scotiabank		43,055	11.9		45,298	11.0		50,029	11.0		57,204	11.2		67,580	12.0
HSBC		19,659	5.4		19,879	4.8		19,924	4.4		25,183	4.9		26,426	4.7
Inbursa		1,299	0.4		1,304	0.3		1,293	0.3		1,249	0.2		1,501	0.3
Santander + Top 6(3)	Ps.	348,354	96.2%	Ps.	397,547	96.4%	Ps.	434,407	95.9%	Ps.	486,528	94.9%	Ps.	530,966	94.4%
Total System	Ps.	362,261	100.0%	Ps.	412,206	100.0%	Ps.	452,866	100.0%	Ps.	512,865	100.0%	Ps.	562,608	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on total consumer loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	41,615	10.4%	Ps.	50,612	10.2%	Ps.	63,840	10.7%	Ps.	69,305	10.3%	Ps.	75,624	10.6%
BBVA Bancomer		123,749	30.9		152,215	30.7		173,404	29.1		187,702	27.9		200,618	28.1
Banamex		95,401	23.8		126,325	25.5		149,649	25.1		166,270	24.7		174,234	24.4
Banorte(2)		28,913	7.2		38,239	7.7		47,348	7.9		59,815	8.9		66,856	9.4
HSBC		28,238	7.1		30,536	6.2		34,887	5.8		39,463	5.9		37,940	5.3
Scotiabank		16,598	4.1		16,679	3.4		20,717	3.5		26,433	3.9		26,020	3.6
Inbursa		10,051	2.5		10,255	2.1		5,387	0.9		15,966	2.4		18,843	2.6
Santander + Top 6(3)	Ps.	344,565	86.0%	Ps.	424,862	85.6%	Ps.	495,231	83.0%	Ps.	564,954	83.9%	Ps.	600,134	84.1%
Total System	Ps.	400,487	100.0%	Ps.	496,144	100.0%	Ps.	596,601	100.0%	Ps.	673,022	100.0%	Ps.	713,200	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on total commercial loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	130,637	13.3%	Ps.	164,345	14.4%	Ps.	176,853	14.5%	Ps.	195,183	14.6%	Ps.	221,822	15.4%
BBVA Bancomer		216,024	22.0		226,348	19.8		235,953	19.4		269,269	20.2		301,845	20.9
Banamex		133,104	13.5		154,966	13.6		169,929	14.0		179,604	13.5		167,115	11.6
Banorte(2)		110,629	11.3		154,351	13.5		170,912	14.1		170,522	12.8		172,219	11.9
Inbursa		131,380	13.4		142,986	12.5		125,129	10.3		139,493	10.5		146,056	10.1
HSBC		83,106	8.5		103,446	9.1		111,236	9.1		117,824	8.8		124,591	8.6
Scotiabank		35,130	3.6		42,187	3.7		42,660	3.5		50,968	3.8		60,921	4.2
Santander + Top 6(3)	Ps.	840,011	85.4%	Ps.	988,629	86.5%	Ps.	1,032,672	84.9%	Ps.	1,122,863	84.2%	Ps.	1,194,569	82.9%
Total System	Ps.	983,114	100.0%	Ps.	1,142,790	100.0%	Ps.	1,215,802	100.0%	Ps.	1,333,143	100.0%	Ps.	1,441,251	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on total government and financial entities loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2010			2011			2012			2013			2014
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	20,560	5.4%	Ps.	35,355	8.6%	Ps.	39,116	8.1%	Ps.	39,731	7.8%	Ps.	61,507	9.8%
Banorte(2)		55,258	14.5		83,186	20.2		102,364	21.1		110,838	21.7		135,360	21.5
BBVA Bancomer		89,221	23.4		99,370	24.2		96,052	19.8		100,954	19.7		138,308	22.0
Banamex		54,309	14.2		55,087	13.4		57,869	11.9		64,611	12.6		60,143	9.5
Inbursa		35,934	9.4		23,159	5.6		42,761	8.8		40,841	8.0		33,445	5.3
Scotiabank		11,240	2.9		10,362	2.5		14,067	2.9		37,866	7.4		24,032	3.8
HSBC		40,776	10.7		34,184	8.3		32,933	6.8		22,520	4.4		42,504	6.7
Santander + Top 6(3)	Ps.	307,297	80.6%	Ps.	340,703	82.8%	Ps.	385,160	79.3%	Ps.	417,361	81.6%	Ps.	495,299	78.6%
Total System	Ps.	381,400	100.0%	Ps.	411,242	100.0%	Ps.	485,586	100.0%	Ps.	511,373	100.0%	Ps.	629,867	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 45 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	362,595	13.0%	Ps.	405,469	13.7%	Ps.	460,776	14.1%
BBVA Bancomer		616,099	22.1		656,449	22.2		726,940	22.2
Banamex		512,161	18.3		529,244	17.9		565,835	17.3
Banorte(1)		400,325	14.3		421,868	14.2		473,539	14.5
HSBC		291,630	10.4		281,772	9.5		293,025	9.0
Scotiabank		138,317	5.0		147,340	5.0		165,981	5.1
Inbursa		100,838	3.6		91,802	3.1		84,708	2.6
Total for seven banks	Ps.	2,421,965	86.8%	Ps.	2,533,944	85.5%	Ps.	2,770,804	84.7%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	1.7%	3.6%	3.7%
Banorte(1)	1.8	3.1	3.0
Banamex	1.9	2.4	2.2
HSBC	2.0	5.9	5.3
Scotiabank	2.3	2.9	3.1
BBVA Bancomer	3.3	3.2	2.7
Inbursa	3.5	4.2	3.4
Mexican financial system	2.5%	3.4%	3.1%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the time periods indicated.

	As of December 31,
	2010		2011		2012		2013		2014
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,075	9.5%	1,097	9.3%	1,142	9.2%	1,234	9.8%	1,209	9.5%
BBVA Bancomer	1,796	15.9	1,810	15.4	1,799	14.5	1,793	14.3	1,830	14.4
Banamex	1,696	15.0	1,703	14.4	1,705	13.7	1,683	13.4	1,539	12.1
Banorte(2)	1,134	10.0	1,289	10.9	1,322	10.7	1,284	10.2	1,269	10.0
HSBC	1,144	10.1	1,067	9.1	1,040	8.4	987	7.8	984	7.7
Scotiabank	646	5.7	647	5.5	639	5.1	628	5.0	586	4.6
Inbursa	254	2.2	270	2.3	295	2.4	318	2.5	341	2.7
Santander + Top 6(3)	7,745	68.6%	7,883	66.9%	7,942	64.0%	7,927	63.0%	7,758	61.0%
Total System	11,291	100.0%	11,786	100.0%	12,412	100.0%	12,581	100.0%	12,715	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the time periods indicated.

	As of December 31,
	2010		2011		2012		2013		2014
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	4,439	12.4%	4,689	12.9%	4,946	12.3%	5,262	12.9%	5,517	12.9%
BBVA Bancomer	6,760	18.8	7,710	21.2	7,746	19.3	7,749	19.0	8,996	21.0
Banorte(2)	5,004	13.9	5,179	14.2	6,716	16.8	7,049	17.3	7,297	17.0
Banamex	5,855	16.3	6,029	16.6	6,288	15.7	6,609	16.2	7,142	16.6
HSBC	6,331	17.6	6,195	17.0	6,490	16.2	6,120	15.0	5,780	13.5
Scotiabank	1,492	4.2	1,554	4.3	1,558	3.9	2,221	5.4	2,148	5.0
Inbursa	745	2.1	781	2.1	711	1.8	703	1.7	752	1.8
Santander + Top 6(3)	30,626	85.2%	32,137	88.2%	34,455	86.0%	35,713	87.5%	37,632	87.7%
Total System	35,942	100.0%	36,429	100.0%	40,082	100.0%	40,811	100.0%	42,931	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We have maintained a strategic Social Corporate Responsibility Program (Responsabilidad Social Corporativa) which promotes a continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA).

In October 2012, we obtained AENOR’s recertification of our ISO 14001:2004 certificate, which applies to the administration, management and maintenance of the SGA of our headquarters in Santa Fe, Mexico City.  The recertification has a three-year term and  with annual revisions. To date, the two follow-up audits have taken place, confirming that the SGA was still operating in an effective manner, and that it showed significant improvements.

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

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2010, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013. We have retrospectively adjusted the comparative amounts from December 31, 2010 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2012					2013					2014
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,446	Ps.	1,444	4.59%	Ps.	31,365	Ps.	1,264	4.03%	Ps.	32,546	Ps.	1,061	3.26%
Total	Ps.	31,446	Ps.	1,444	4.59%	Ps.	31,365	Ps.	1,264	4.03%	Ps.	32,546	Ps.	1,061	3.26%
Loans and advances to credit institutions
Pesos	Ps.	60,511	Ps.	2,751	4.55%	Ps.	72,994	Ps.	2,989	4.09%	Ps.	88,114	Ps.	2,899	3.29%
Foreign currency(1)		22,386		39	0.17		19,696		30	0.15		11,084		14	0.13
Total	Ps.	82,897	Ps.	2,790	3.37%	Ps.	92,690	Ps.	3,019	3.26%	Ps.	99,198	Ps.	2,913	2.94%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	254,822	Ps.	27,930	10.96%	Ps.	286,653	Ps.	29,757	10.38%	Ps.	331,713	Ps.	32,360	9.76%
Foreign currency(1)		47,102		1,551	3.29		50,923		1,816	3.57		63,011		2,020	3.21
Total	Ps.	301,924	Ps.	29,481	9.76%	Ps.	337,576	Ps.	31,573	9.35%	Ps.	394,724	Ps.	34,380	8.71%
Loans and advances to customers—credit cards
Pesos	Ps.	32,965	Ps.	8,604	26.10%	Ps.	38,666	Ps.	9,882	25.56%	Ps.	41,053	Ps.	10,121	24.65%
Total	Ps.	32,965	Ps.	8,604	26.10%	Ps.	38,666	Ps.	9,882	25.56%	Ps.	41,053	Ps.	10,121	24.65%
Debt instruments
Pesos	Ps.	217,059	Ps.	11,490	5.29%	Ps.	179,272	Ps.	8,802	4.91%	Ps.	193,928	Ps.	8,231	4.24%
Foreign currency(1)		3,406		48	1.41		2,851		26	0.91		22,416		864	3.85
Total	Ps.	220,465	Ps.	11,538	5.23%	Ps.	182,123	Ps.	8,828	4.85%	Ps.	216,344	Ps.	9,095	4.20%
Income from hedging operations
Pesos			Ps.	1,540				Ps.	728				Ps.	277
Foreign currency(1)				—					—					—
Total			Ps.	1,540				Ps.	728				Ps.	277
Other interest-earning assets
Pesos			Ps.	111				Ps.	80				Ps.	53
Foreign currency(1)				13					12					16
Total			Ps.	124				Ps.	92				Ps.	69
Total interest-earning assets
Pesos	Ps.	596,803	Ps.	53,870	9.03%	Ps.	608,950	Ps.	53,502	8.79%	Ps.	687,354	Ps.	55,002	8.00%
Foreign currency(1)		72,894		1,651	2.26		73,470		1,884	2.56		96,511		2,914	3.02
Total	Ps.	669,697	Ps.	55,521	8.29%	Ps.	682,420	Ps.	55,386	8.12%	Ps.	783,865	Ps.	57,916	7.39%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2012					2013					2014
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	12,898				Ps.	14,048				Ps.	13,916
Foreign currency(1)		815					861					834
Total	Ps.	13,713				Ps.	14,909				Ps.	14,750
Allowance for impairment losses
Pesos	Ps.	(12,762)				Ps.	(10,355)				Ps.	(13,301)
Foreign currency(1)		(318)					(424)					(670)
Total	Ps.	(13,080)				Ps.	(10,779)				Ps.	(13,971)
Tangible assets
Pesos	Ps.	6,508				Ps.	6,458				Ps.	7,857
Total	Ps.	6,508				Ps.	6,458				Ps.	7,857
Intangible assets
Pesos	Ps.	1,872				Ps.	1,924				Ps.	2,039
Total	Ps.	1,872				Ps.	1,924				Ps.	2,039
Other non-interest-earning assets
Pesos	Ps.	99,871				Ps.	86,463				Ps.	124,645
Foreign currency(1)		180					327					9,966
Total	Ps.	100,051				Ps.	86,790				Ps.	134,611
Total non-interest-earning assets
Pesos	Ps.	108,387				Ps.	98,538				Ps.	135,156
Foreign currency(1)		677					764					10,130
Total	Ps.	109,064				Ps.	99,302				Ps.	145,286
Total average assets
Pesos	Ps.	705,190	Ps.	53,870	7.64%	Ps.	707,488	Ps.	53,502	7.56%	Ps.	822,510	Ps.	55,002	6.69%
Foreign currency(1)		73,571		1,651	2.24		74,234		1,884	2.54		106,641		2,914	2.73
Total	Ps.	778,761	Ps.	55,521	7.13%	Ps.	781,722	Ps.	55,386	7.09%	Ps.	929,151	Ps.	57,916	6.23%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2012					2013					2014
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	94,051	Ps.	4,253	4.52%	Ps.	60,294	Ps.	2,505	4.15%	Ps.	108,133	Ps.	4,094	3.79%
Foreign currency(1)		13,614		138	1.01		16,741		144	0.86		17,849		89	0.50
Total	Ps.	107,665	Ps.	4,391	4.08%	Ps.	77,035	Ps.	2,649	3.44%	Ps.	125,982	Ps.	4,183	3.32%
Customer deposits—Demand accounts
Pesos	Ps.	126,752	Ps.	2,133	1.68%	Ps.	154,825	Ps.	2,866	1.85%	Ps.	193,255	Ps.	3,027	1.57%
Foreign currency(1)		17,284		5	0.03		20,150		9	0.04		26,751		27	0.10
Total	Ps.	144,036	Ps.	2,138	1.48%	Ps.	174,975	Ps.	2,875	1.64%	Ps.	220,006	Ps.	3,054	1.39%
Customer deposits—Savings accounts
Pesos	Ps.	24				Ps.	18				Ps.	14
Total	Ps.	24				Ps.	18				Ps.	14
Customer deposits—Time deposits
Pesos	Ps.	122,493	Ps.	5,414	4.42%	Ps.	126,985	Ps.	4,971	3.91%	Ps.	118,595	Ps.	3,776	3.18%
Foreign currency(1)		9,209		27	0.29		9,707		26	0.27		11,049		32	0.29
Total	Ps.	131,702	Ps.	5,441	4.13%	Ps.	136,692	Ps.	4,997	3.66%	Ps.	129,644	Ps.	3,808	2.94%
Customer deposits—Reverse repurchase agreements
Pesos	Ps.	104,175	Ps.	4,682	4.49%	Ps.	89,003	Ps.	3,393	3.81%	Ps.	76,178	Ps.	2,306	3.03%
Total	Ps.	104,175	Ps.	4,682	4.49%	Ps.	89,003	Ps.	3,393	3.81%	Ps.	76,178	Ps.	2,306	3.03%
Subordinated debentures
Foreign currency(1)	Ps.	—	Ps.	—		Ps.	228	Ps.	11	4.82%	Ps.	17,305	Ps.	1,051	6.07%
Total	Ps.	—	Ps.	—		Ps.	228	Ps.	11	4.82%	Ps.	17,305	Ps.	1,051	6.07%
Marketable debt securities and other financial liabilities
Pesos	Ps.	31,124	Ps.	1,648	5.29%	Ps.	28,634	Ps.	1,390	4.85%	Ps.	32,328	Ps.	1,226	3.79%
Foreign currency(1)		2,048		88	4.30		13,052		604	4.63		13,586		611	4.50
Total	Ps.	33,172	Ps.	1,736	5.23%	Ps.	41,686	Ps.	1,994	4.78%	Ps.	45,914	Ps.	1,837	4.00%
Other liabilities
Pesos	Ps.	70,087	Ps.	3,029	4.32%	Ps.	78,847	Ps.	3,084	3.91%	Ps.	98,062	Ps.	3,132	3.19%
Total	Ps.	70,087	Ps.	3,029	4.32%	Ps.	78,847	Ps.	3,084	3.91%	Ps.	98,062	Ps.	3,132	3.19%
Expense from hedging operation
Pesos	Ps.	—	Ps.	9		Ps.	—	Ps.	320		Ps.	—	Ps.	735
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	9		Ps.	—	Ps.	320		Ps.	—	Ps.	735
Other interest expense
Pesos	Ps.	—	Ps.	213		Ps.	—	Ps.	216		Ps.	—	Ps.	199
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	213		Ps.	—	Ps.	216		Ps.	—	Ps.	199
Total interest-bearing liabilities
Pesos	Ps.	548,706	Ps.	21,381	3.90%	Ps.	538,606	Ps.	18,745	3.48%	Ps.	626,565	Ps.	18,495	2.95%
Foreign currency(1)		42,155		258	0.61		59,878		794	1.33		86,540		1,810	2.09
Total	Ps.	590,861	Ps.	21,639	3.66%	Ps.	598,484	Ps.	19,539	3.26%	Ps.	713,105	Ps.	20,305	2.85%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2012					2013					2014
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits—Demand deposits
Pesos	Ps.	17,841				Ps.	22,032				Ps.	28,032
Foreign currency(1)		11					32					39
Total	Ps.	17,852				Ps.	22,064				Ps.	28,071
Other liabilities—non-interest-bearing
Pesos	Ps.	42,562				Ps.	49,106				Ps.	68,451
Foreign currency(1)		31,885					11,239					21,369
Total	Ps.	74,447				Ps.	60,345				Ps.	89,820
Total equity
Pesos	Ps.	95,601				Ps.	100,829				Ps.	98,155
Total	Ps.	95,601				Ps.	100,829				Ps.	98,155
Total non-interest-bearing liabilities and equity
Pesos	Ps.	156,004				Ps.	171,967				Ps.	194,638
Foreign currency(1)		31,896					11,271					21,408
Total	Ps.	187,900				Ps.	183,238				Ps.	216,046
Total liabilities and equity
Pesos	Ps.	704,710	Ps.	21,381	3.03%	Ps.	710,573	Ps.	18,745	2.64%	Ps.	821,203	Ps.	18,495	2.25%
Foreign currency(1)		74,051		258	0.35		71,149		794	1.12		107,948		1,810	1.68
Total	Ps.	778,761	Ps.	21,639	2.78%	Ps.	781,722	Ps.	19,539	2.50%	Ps.	929,151	Ps.	20,305	2.19%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2014 compared to the year ended December 31, 2013.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2014 and 2013
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	39	Ps.	(242)	Ps.	(203)
Total	Ps.	39	Ps.	(242)	Ps.	(203)
Loans and advances to credit institutions
Pesos	Ps.	497	Ps.	(587)	Ps.	(90)
Foreign currency(1)		(11)		(5)		(16)
Total	Ps.	486	Ps.	(592)	Ps.	(106)
Loans and advances to customers—excluding credit cards
Pesos	Ps.	4,396	Ps.	(1,793)	Ps.	2,603
Foreign currency(1)		388		(184)		204
Total	Ps.	4,784	Ps.	(1,977)	Ps.	2,807

	IFRS for the year ended December 31, 2014 and 2013
	Volume		Rate		Net Change
	(Millions of pesos)
Loans and advances to customers—credit cards
Pesos	Ps.	588	Ps.	(349)	Ps.	239
Total	Ps.	588	Ps.	(349)	Ps.	239
Debt instruments
Pesos	Ps.	622	Ps.	(1,193)	Ps.	(571)
Foreign currency(1)		754		84		838
Total	Ps.	1,376	Ps.	(1,109)	Ps.	267
Income from hedging operations
Pesos	Ps.	(451)	Ps.	-	Ps.	(451)
Foreign currency (1)		-		-		-
Total	Ps.	(451)	Ps.	-	Ps.	(451)
Other interest-earning assets
Pesos	Ps.	(27)	Ps.	-	Ps.	(27)
Foreign currency(1)		4		-		4
Total	Ps.	(23)	Ps.	-	Ps.	(23)
Total interest-earning assets
Pesos	Ps.	5,664	Ps.	(4,164)	Ps.	1,500
Foreign currency(1)		1,135		(105)		1,030
Total	Ps.	6,799	Ps.	(4,269)	Ps.	2,530

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2014 and 2013
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	1,811	Ps.	(222)	Ps.	1,589
Foreign currency(1)		6		(61)		(55)
Total	Ps.	1,817	Ps.	(283)	Ps.	1,534
Customer deposits—Demand accounts
Pesos	Ps.	602	Ps.	(441)	Ps.	161
Foreign currency(1)		7		11		18
Total	Ps.	609	Ps.	(430)	Ps.	179
Customer deposits—Savings accounts
Pesos	Ps.	-	Ps.	-	Ps.	-
Foreign currency(1)		-		-		-
Total	Ps.	-	Ps.	-	Ps.	-
Customer deposits—Time deposits
Pesos	Ps.	(267)	Ps.	(928)	Ps.	(1,195)
Foreign currency(1)		4		2		6
Total	Ps.	(263)	Ps.	(926)	Ps.	(1,189)
Customer deposits—Reverse repurchase agreements
Pesos	Ps.	(388)	Ps.	(699)	Ps.	(1,087)
Foreign currency(1)		-		-		-
Total	Ps.	(388)	Ps.	(699)	Ps.	(1,087)
Subordinated debentures
Foreign currency(1)	Ps.	1,037	Ps.	3	Ps.	1,040
Total	Ps.	1,037	Ps.	3	Ps.	1,040

	IFRS for the year ended December 31, 2014 and 2013
	Volume		Rate		Net Change
	(Millions of pesos)
Marketable debt securities and other financial liabilities
Pesos	Ps.	140	Ps.	(304)	Ps.	(164)
Foreign currency(1)		24		(17)		7
Total	Ps.	164	Ps.	(321)	Ps.	(157)
Other liabilities
Pesos	Ps.	614	Ps.	(566)	Ps.	48
Foreign currency(1)		-		-		-
Total	Ps.	614	Ps.	(566)	Ps.	48
Expense from hedging operations
Pesos	Ps.	415	Ps.	-	Ps.	415
Foreign currency(1)		-		-		-
Total	Ps.	415	Ps.	-	Ps.	415
Other interest expense
Pesos	Ps.	(17)	Ps.	-	Ps.	(17)
Foreign currency(1)		-		-		-
Total	Ps.	(17)	Ps.	-	Ps.	(17)
Total interest-bearing liabilities
Pesos	Ps.	2,910	Ps.	(3,160)	Ps.	(250)
Foreign currency(1)		1,078		(62)		1,016
Total	Ps.	3,988	Ps.	(3,222)	Ps.	766

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2012		2013		2014
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	596,803	Ps.	608,950	Ps.	687,354
Foreign currency(1)		72,894		73,470		96,511
Total	Ps.	669,697	Ps.	682,420	Ps.	783,865
Net interest income
Pesos	Ps.	32,489	Ps.	34,757	Ps.	36,507
Foreign currency(1)		1,393		1,090		1,104
Total	Ps.	33,882	Ps.	35,847	Ps.	37,611
Gross yield(2)
Pesos		9.03%		8.79%		8.00%
Foreign currency(1)		2.26		2.56		3.02
Total		8.29%		8.12%		7.39%
Net yield(3)
Pesos		5.44%		5.71%		5.31%
Foreign currency(1)		1.91		1.48		1.14
Total		5.06%		5.25%		5.05%
Yield spread(4)
Pesos		5.13%		5.31%		4.85%
Foreign currency(1)		1.65		1.23		0.93
Total		4.63%		4.86%		4.54%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return on Average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2012	2013	2014
	(Percentages)
Return on Average Equity and Assets
ROAA: Return on average total assets	2.24%	1.83%	1.43%
ROAE: Return on average equity	18.25	14.16	13.54
Dividend pay-out ratio(1)	41.85	146.00	26.13
Average equity as a percentage of average total assets	12.28%	12.90%	10.56%

(1)
Dividends declared per share divided by net income per share. On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.51 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,
	2012	2013	2014
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	4.70%	4.60%	4.15%
Loans and advances to credit institutions	12.38	13.57	12.65
Loans and advances to customers – excluding credit cards	45.08	49.47	50.36
Loans and advances to customers – credit cards	4.92	5.67	5.24
Debt instruments	32.92	26.69	27.60
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2012, 2013 and 2014, the book value of our investment securities was Ps.171.3 billion, Ps.171.2 billion and Ps.204.9 billion, respectively (representing 21.6%, 20.0% and 21.6% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.150.4 billion, or 87.8%, of our investment securities at December 31, 2012, Ps.141.0 billion, or 82.4%, of our investment securities at December 31, 2013 and Ps.160 billion, or 78.1%, of our investment securities at December 31, 2014.  For a discussion of how we value our investment securities, see note 2 to our audited financial statements.

The following table shows the book values of our investment securities by type of counterparty at each of the dates indicated.  As of December 31, 2012, 2013 and 2014, Ps.41.3 billion, Ps.41.5 billion and Ps.52.1 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.  As of December 31, 2012, 2013 and 2014, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 91.1%, 105.0% and 65.5%, of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 59.9%, 47.4% and 90.8% of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2012		2013		2014
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	90,735	Ps.	97,172	Ps.	67,039
Debt instruments issued by the Mexican Central Bank		59,645		43,825		92,959
Foreign government debt securities		—		13,440		24,734
Debt instruments issued by private sector		8,247		11,285		14,919
Total debt instruments		158,627		165,722		199,651
Total equity securities		12,652		5,448		5,259
Total investment securities	Ps.	171,279	Ps.	171,170	Ps.	204,910

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at December 31, 2014.

	Maturity as of December 31, 2014
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	11,503	0.88%	Ps.	39,229	4.39%	Ps.	9,337	3.21%	Ps.	6,970	5.77%	Ps.	67,039
Debt instruments issued by the Mexican Central Bank		682	3.00		61,228	3.28		31,049	2.99		-	0.00		92,959
Foreign government debt securities		41	0.00		24,693	4.06		-	0.00		-	0.00		24,734
Debt instruments issued by the private sector		9,458	3.74		2,668	5.22		2,793	5.67		-	0.00		14,919
Total debt instruments	Ps.	21,684	1.90%	Ps.	127,818	4.24%	Ps.	43,179	3.96%	Ps.	6.970	1.44%	Ps.	199,651

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,
	2012		2013		2014
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	115	Ps.	101	Ps.	98
Call money transactions granted		26,822		17,560		11,098
Repurchase agreements		59,963		70,594		27,379
Guarantee deposits—collateral delivered		17,285		15,272		20,758
Other demand accounts		6,182		8,316		9,186
Reciprocal accounts		1,467		9,997		26,167
Total	Ps.	111,834	Ps.	121,840	Ps.	94,686

Loan Portfolio

At December 31, 2012, 2013 and 2014 our total loans and advances to customers, which excludes our loans and advances to credit institutions and repurchase agreements, equaled Ps.355,089 million, Ps.398,516 million and Ps.472,453 million, respectively, representing 44.8%, 46.45% and 49.7%, of our total assets at such dates, respectively.  Net of allowance for impairment losses, loans and advances to customers equaled Ps.345,702 million, Ps.384,752 million and Ps.457,255 million, at December 31, 2012, 2013 and 2014, respectively, representing 43.6%, 44.9% and 48.1%, of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.139,152 million, Ps.140,643 million and Ps.128,785 million, at December 31, 2012, 2013 and 2014, respectively.  Loan commitments drawable by third parties include mostly credit card lines and commercial commitments.  While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history.  The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

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

The Bank has a diversified loan portfolio with no concentration exceeding 10% of total loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	15,841	Ps.	33,378	Ps.	38,732	Ps.	37,387	Ps.	55,865
Commercial, financial and industrial		143,179		173,357		179,802		199,474		231,818
Mortgage		35,776		64,043		72,290		91,859		108,184
Installment loans to individuals		42,044		51,097		64,265		69,796		76,586
Revolving consumer credit card loans		25,097		28,637		36,973		39,782		42,104
Non-revolving consumer loans		16,947		22,460		27,292		30,014		34,482
Total loans		236,840		321,875		355,089		398,516		472,453
Allowance for impairment losses		(7,558)		(7,247)		(9,387)		(13,764)		(15,198)
Loans net of allowance for impairment losses	Ps.	229,282	Ps.	314,628	Ps.	345,702	Ps.	384,752	Ps.	457,255

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,
	2010	2011	2012	2013	2014
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Public sector	0.0%	0.0%	0.0%	0.0%	0.00%
Commercial, financial and industrial	1.7	1.5	1.1	4.2	4.1
Mortgage	2.0	3.5	3.4	3.9	4.9
Installment loans to individuals	4.5	3.0	4.6	4.7	4.7
Revolving consumer credit card loans	5.1	3.1	4.0	3.3	4.7
Non-revolving consumer loans	3.7	2.8	5.3	6.4	4.7
Total	2.1%	2.0%	2.1%	3.8%	3.9%

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2014.

	IFRS as of December 31, 2014
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	25,299	12.25%	Ps.	16,521	10.01%	Ps.	14,045	13.90%	Ps.	55,865	11.82%
Commercial, financial and industrial		142,986	69.28		77,841	47.18		10,991	10.87		231,818	49.07
Mortgages		13,508	6.55		29,675	17.99		65,001	64.31		108,184	22.90
Installment loans to individuals		24,591	11.92		40,953	24.82		11,042	10.92		76,586	16.21
Revolving consumer credit card loans		10,456	5.07		20,606	12.49		11,042	10.92		42,104	8.91
Non-revolving consumer loans		14,135	6.85		20,347	12.33		-	0.00		34,482	7.30
Total loans		206,384	100.00%		164,990	100.00%		101,079	100.00%		472,453	100.00%
Allowance for impairment losses		(15,198)			-			-			(15,198)
Loans net of allowance for impairment losses	Ps.	191,186		Ps.	164,990		Ps.	101,079		Ps.	457,255

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2014.

	IFRS as of December 31, 2014
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	178,576
Floating interest rate		293,877
Total	Ps.	472,453

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented.  We do not have any accruing loans which are contractually past due 90 days or more as to principal or interest payments.  In general, the total interest that we received on our restructured loans in 2010 through 2014 was greater than the amount of non-accrued interest on the basis of the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	92	Ps.	171	Ps.	211	Ps.	561	Ps.	916
Restructured loans(1)		324		299		413		503		412
Interest received:
Non-accrual loans(1)	Ps.	45	Ps.	108	Ps.	72	Ps.	174	Ps.	250
Restructured loans(1)		369		322		521		549		490

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

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2012		2013		2014
	(Millions of pesos)
Commercial	Ps.	14,434	Ps.	13,668	Ps.	11,120
Consumer		850		715		638
Mortgage		831		1,906		4,174
Credit card		1,664		1,541		1,394
Total	Ps.	17,779	Ps.	17,830	Ps.	17,326

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries.  For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	10,077	Ps.	7,558	Ps.	7,247	Ps.	9,387	Ps.	13,764
Impairment losses on loans and receivables(1)		7,894		6,620		10,338		16,888		14,831
Others		(3)		(13)		12		19		113
Charge-offs against allowance for impairment losses		(10,410)		(6,918)		(8,210)		(12,530)		(13,510)
Allowance for impairment losses at end of year	Ps.	7,558	Ps.	7,247	Ps.	9,387	Ps.	13,764	Ps.	15,198

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011, Ps.1,368 million in 2012, Ps.1,983 million in 2013 and Ps.1,699 million in 2014, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(274)	Ps.	(437)	Ps.	(536)	Ps.	(809)	Ps.	(534)
Mortgage		(413)		(360)		(658)		(824)		(888)
Installment loans to individuals		(911)		(889)		(826)		(923)		(1,046)
Revolving consumer credit card loans		(788)		(722)		(613)		(706)		(696)
Non-revolving consumer loans		(123)		(167)		(213)		(217)		(350)
Expenses paid to recovery agencies		676		501		652		573		769
Total recoveries of loans previously charged off	Ps.	(922)	Ps.	(1,185)	Ps.	(1,368)	Ps.	(1,983)	Ps.	(1,699)

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,556	Ps.	1,261	Ps.	1,166	Ps.	5,331	Ps.	3,925
Mortgage		747		726		1,014		1,071		1,203
Installment loans to individuals		5,591		4,633		8,158		10,486		9,703
Revolving consumer credit card loans		3,859		2,710		4,753		5,995		5,837
Non-revolving consumer loans		1,732		1,923		3,405		4,491		3,866
Total impairment losses on loans and receivables(1)	Ps.	7,894	Ps.	6,620	Ps.	10,338	Ps.	16,888	Ps.	14,831

(1)
The amount of impairment losses on financial assets – Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.922 million in 2010, Ps.1,185 million in 2011, Ps.1,368 million in 2012, Ps.1,983 million in 2013 and Ps.1,699 million in 2014, is recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	1,716	Ps.	1,086	Ps.	1,449	Ps.	2,811	Ps.	3,139
Mortgage		509		419		472		631		642
Installment loans to individuals		8,185		5,413		6,289		9,088		9,729
Revolving consumer credit card loans		6,215		3,857		4,055		5,467		5,631
Non-revolving consumer loans		1,970		1,556		2,234		3,621		4,098
Total charge-offs against allowance for impairment losses	Ps.	10,410	Ps.	6,918	Ps.	8,210	Ps.	12,530	Ps.	13,510

(1)	See note 12 to our audited financial statements included in this annual report on Form 20-F for more details.

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		% of total allowance	2011		% of total allowance	2012		% of total allowance	2013		% of total allowance	2014		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,745	36.32%	Ps.	2,913	40.20%	Ps.	2,608	27.78%	Ps.	5,147	37.39%	Ps.	6,031	39.68%
Mortgage		149	1.97		461	6.36		1,038	11.06		1,478	10.74		2,054	13.51
Installment loans to individuals		4,664	61.71		3,873	53.44		5,741	61.16		7,139	51.87		7,113	46.81
Revolving consumer credit card loans		3,613	47.80		2,461	33.96		3,159	33.65		3,688	26.79		3,893	25.62
Non-revolving consumer loans		1,051	13.91		1,412	19.48		2,582	27.51		3,451	25.08		3,220	21.19
Total	Ps.	7,558	100.00%	Ps.	7,247	100.00%	Ps.	9,387	100.00%	Ps.	13,764	100.00%	Ps.	15,198	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos, except percentages)
Impaired Loans
Non-performing loans	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430
Non-performing loans as a percentage of total loans		2.11%		1.98%		2.06%		3.81%		3.90%
Loan charge-offs as a percentage of average total loans		4.93%		2.38%		2.45%		3.33%		3.10%

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Movement of impaired loans
Beginning balance	Ps.	6,311	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175
Additions		14,002		12,809		15,523		26,408		24,848
Transfers to performing loans		(4,899)		(4,513)		(6,366)		(6,032)		(8,083)
Charge-off		(10,410)		(6,918)		(8,210)		(12,530)		(13,510)
Balance at year-end	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	259,394	Ps.	349,009	Ps.	381,660	Ps.	425,701	Ps.	503,232
Non-performing loans		5,004		6,382		7,329		15,175		18,430
Commercial, financial and industrial		2,401		2,609		1,912		8,325		9,575
Mortgage		707		2,249		2,472		3,590		5,249
Installment loans to individuals		1,896		1,524		2,945		3,260		3,606
Revolving consumer credit card loans		1,276		891		1,492		1,332		1,980
Non-revolving consumer loans		620		633		1,453		1,928		1,626
Allowance for impairment losses		7,558		7,247		9,387		13,764		15,198
Ratios
Non-performing loans to computable credit risk(1)		1.93%		1.83%		1.92%		3.56%		3.66%
Coverage ratio(2)		151.04%		113.55%		128.08%		90.70%		82.46%

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

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,
	2010		2011		2012		2013		2014
	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	13,790	Ps.	16,380	Ps.	9,643	Ps.	15,592	Ps.	6,790
Reverse repurchase agreements		47,218		45,707		19,603		18,519		33,752
Time deposits		1,317		8,006		9,578		12,956		19,977
Other accounts		4,539		5,043		4,064		23,122		21,533
Accrued interest		28		57		49		27		26
Total deposits from Mexican Central Bank and credit institutions	Ps.	66,892	Ps.	75,193	Ps.	42,937	Ps.	70,216	Ps.	82,078
Customer deposits
Current accounts		156,840		177,986		210,837		257,952		294,062
Savings accounts		25		24		24		2		1
Other deposits		9,984		9,122		11,965		11,579		17,069
Time deposits		114,007		128,695		131,476		119,903		133,587
Reverse repurchase agreements		65,021		72,562		51,589		57,506		69,726
Accrued interest		187		259		206		182		183
Total customer deposits	Ps.	346,064	Ps.	388,648	Ps.	406,097	Ps.	447,124	Ps.	514,628
Total deposits	Ps.	412,956	Ps.	463,841	Ps.	449,034	Ps.	517,340	Ps.	596,706

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2012			2013			2014
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	71,193	4.06%	Ps.	76,024	2.74%	Ps.	102,646	2.99%
Average during year		147,332	4.10		116,505	3.38		156,689	3.12
Maximum month-end balance		206,995	4.32		155,413	3.94		188,532	3.40
Short positions:
At December 31(1)	Ps.	55,794	4.20%	Ps.	51,964	3.47%	Ps.	27,297	3.11%
Average during year		51,444	4.17		55,075	3.64		84,363	3.23
Maximum month-end balance		97,424	4.39		113,751	4.31		109,596	3.52
Total short-term borrowings at year end	Ps.	126,987	4.13%	Ps.	127,988	3.11%	Ps.	129,943	3.05%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11.b to our audited financial statements included in this annual report on Form 20-F.

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

The Mexican Congress recently approved a new Mexican Financial Groups Law.  Relevant changes include permitting financial services holding companies to hold minority interests in financial institutions, with the authorization from the SHCP, setting forth specific duties of care and loyalty applicable to board members, even if the financial services holding company is not public, permitting foreign governmental entities to acquire controlling interests and indirect interests in financial services holding companies, and strengthening the required regulatory supervision of consolidated financial groups. In addition financial services holding companies may be required, pursuant to general rules issued by Mexican regulators, to maintain consolidated capital, in connection with risks affecting such companies. Furthermore, financial services holding companies could be required to maintain a minimum net capital, arising from permanent investments made in subsidiaries, and may be subject to corrective measures (such as non-distribution of dividends, suspending payments of interest and deferring payments of principal, ordering the sale of assets, suspending payments of bonuses).

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

From 1995 through the end of 1997, the CNBV had assumed or intervened in the operations of 13 banks and had adopted several measures designed to protect, stabilize and strengthen the Mexican banking sector.  These measures included:

•	creating a temporary capitalization program to assist banks;

•	establishing a foreign exchange credit facility with the Mexican Central Bank to help banks with dollar liquidity problems;

•	increasing the level of required allowance for impairment losses;

•	establishing a temporary program for the reduction of interest rates on certain loans;

•	establishing various programs to absorb a portion of debt service cost for mortgage loan debtors (including debt restructuring and conversion support programs); and

•	broadening the ability of foreign and Mexican investors to participate in Mexican financial institutions.

Reforms to Mexican Banking Law

In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks’ ability to foreclose on collateral and correct deficiencies of the Bankruptcy Law, in respect of related policy sanctions and certain other activities.

In July 2014, the investigation regarding competitive conditions in the Mexican financial system performed by the CFC, arising from the approved financial reforms, resulted in a series of recommendations in connection with new regulations to promote competition in the Mexican financial system.  The recommendations issued by the CFC may be summarized as requiring (i) avoidance of a displacement or any access limitations to competitors in the financial markets, (ii) reducing the risks of coordinated anticompetitive effects among competitors, (iii) reducing barriers to competition, and (iv) increasing the CFC’s authority over anticompetitive action.

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

Among others, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution are regulated and supervised by the CNBV, and required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, charge-offs and assignment provisions, as well as reporting obligations.  Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.” Non-regulated Sofomes are not subject to the supervision of the CNBV.

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

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) requires us to ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them.  We could be subject to fines and penalties in the event of violations of the provisions of such law.

On January 9, 2015, the General Rules Applicable to Financial Entities and other Persons that Provide Investment Services (Disposiciones de Carácter General Aplicables a las Entidades Financieras y donde Personas que Proporcionan Servicios de Inversión, or the “Investment Services Rules”) were published. The purpose of the Investment Services Rules includes having a sole regulation that contains the rules applicable to brokerage firms, credit institutions and investment advisors, companies that operate mutual funds and companies or entities that distribute shares of mutual funds.

In accordance with the Investment Services Rules, financial entities and investment advisors rendering advisory services in connection with investments shall ensure that any advice, recommendation or suggestion given to the client is reasonable for such client, and consistent with the client’s investment profile and the financial product profile.

The Investment Services Rules set forth obligations applicable to financial entities and investment advisors to create either a committee which shall be responsible for the analysis of financial products offered by such entities, and whose members shall be independent from the structuring area of the relevant entity, or an equivalent institution or responsible person.

The Investment Services Rules also require the creation of an Analysis Committee. Such Analysis Committee shall maintain minutes for each committee meeting held together with the relevant presentations, which documentation shall be kept by the entity and made available to the CNBV for at least five years.

The Analysis Committee shall approve each financial product offered, compensation applicable to investment portfolios and, prior to its delivery, all information given to any client regarding any investment recommendation, which information shall include at least the prospectus or memorandum describing the relevant securities or offering.

The Investment Services Rules also provide that the board of directors of the financial entity shall approve the policies and guidelines required for each entity to:

•	perform the necessary evaluation to determine the profile of its clients;

•	carry out the analysis of the financial products to be offered to the clients; and

•	comply with the evaluation of the “reasonableness” of recommendations, required to render advisory investment services.

Such policies and guidelines must be submitted to the CNBV within 10 days from its approval by the board of directors, and the CNBV may order the relevant entity to incorporate corrections in order to make them consistent with the Investment Services Rules.

The Investment Services Rules provide that the board of directors must appoint an officer to verify compliance of each firm with the Investment Services Rules.

Pursuant to the changes to the Mexican Securities Market Law, (i) all offerings conducted outside of Mexico by Mexican issuers, regardless of whether the offering is public or not, are required to be notified to the CNBV, (ii) clarifications were made in respect of the governance regime applicable to vehicles issuing asset-backed securities, (iii) required capitalization requirements and corrective measures in the absence of compliance with capitalization requirements applicable to broker-dealers were defined, (iv) rules implementing profiling of investors and provisions dealing with parties relating to the sale of securities have been incorporated into the Mexican Securities Market Law (as opposed to being left to implementing regulations), and (v) investment advisors are required to be registered with the CNBV, and are more strictly regulated.

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

Under the Mexican Banking Law, the approval of the CNBV is required prior to the merger of a commercial bank with any other entity taking into consideration the opinion of the CFC and the favorable opinion of the Mexican Central Bank.

At the end of 2014, pursuant to the new Mexican Financial Groups Law, the SHCP issued the General Rules for Financial Groups. These rules repealed the previous General Rules for the Incorporation and Operation of Financial Groups and provide the requirements for the operation of financial groups.

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

In the event of a financial services holding company’s statutory responsibility with respect to a bank, IPAB must determine the amount of the preliminary losses of such bank.  The financial services holding company is required to create a capital reserve for the amount of such losses.  The financial services holding company is also required to guarantee the payment of the bank’s losses that are paid by IPAB pursuant to its law.  Such guarantee may be created over the financial services holding company’s assets or over such company’s shares or those of its subsidiaries.  Pursuant to Article 120 of the Mexican Financial Groups Law, any shareholder of the financial services holding company, due to its holding of the shares, accepts that its shares could be posted as guarantee in favor of IPAB, and that such shares will be transferred to IPAB if the financial services holding company is unable to pay any amounts due to IPAB as a result of the bank’s losses.

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

The SHCP is authorized to conduct evaluations of Mexican banks. Although guidelines for such evaluations have already been issued, additional rules will be issued in the future. Such evaluations will be based upon the size of the banks and their participation in the relevant markets, and will determine whether or not a particular bank is lending to all sectors of the economy (primarily to small and medium-sized businesses). Results of evaluations are required to be made publicly available by the Ministry. Negative results from evaluations may result in corrective measures being ordered, however, it is uncertain what such measures may be.

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

In accordance with the capitalization rules currently in effect, the minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander Mexico) is 90,000,000 UDIs.

The Mexican Capitalization Requirements set forth the methodology to determine the net capital (capital neto) relative to market risk, credit risk and operational risk.  Under the relevant regulations, the CNBV may impose additional capital requirements.  The Mexican Capitalization Requirements provide capitalization standards for Mexican banks similar to international capitalization standards, particularly with respect to the recommendations of the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, which includes the supervisory authorities of twelve major industrial countries.

The General Rules Applicable to Mexican Banks, currently specify that Mexican banks may be classified in several categories based on their Capital Ratio, Tier 1 capital and Fundamental Tier 1 Capital .  The relevant corrective measures applicable to the Bank are determined based on the following classifications:

Class	Capital Ratio	Tier 1 Capital	Fundamental Tier 1 Capital
Class I	Equal to or greater than 10.5%	Equal to or greater than 8.5%	Equal to or greater than 7%
Class II	Equal to or greater than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class II	Equal to or greater than 8% and less than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class III	Equal to or greater than 8%	Less than 6.0%	Equal to or greater than 4.5%
Class III	Equal to or greater than 7% and less than 8%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class IV	Equal to or greater than 7% and less than 8%	Less than 6%	Equal to or greater than 4.5%
Class IV	Equal to or Greater than 4.5% and less than 7%	Equal to or greater than 4.5%	Equal to or greater than 4.5%
Class V	Less than 4.5%	N/A	Less than 4.5%

This table is based upon the table set forth in Article 220 of the General Rules Applicable to Mexican Banks, which should be consulted for a complete understanding of the applicable requirements.

Furthermore, the General Rules Applicable to Mexican Banks provide that none of Capital Ratio, Tier 1 capital or Fundamental Tier 1 Capital shall be subject to a maximum limit if (a) the Capital Ratio is equal to or exceeds 10.5%, (b) Tier 1 capital is equal to or exceeds 8.5%, and (c) Fundamental Tier 1 Capital is equal to or exceeds 7.0%

For clarification purposes, Tier 1 capital means the two components of Tier 1 capital (Fundamental Tier 1 Capital and Non-fundamental Tier 1 Capital) as such terms are defined in the Rules for Capitalization. Fundamental Tier 1 Capital means only the basic or fundamental amount of Tier 1 capital (excluding Non-fundamental Tier 1 Capital) as such term is defined in the Rules for Capitalization, as further described below. Tier 2 capital refers to the additional portion (parte complementaria) of total net capital, as such term is defined in the Rules for Capitalization. Tier 1 capital refers to the basic portion (parte básica) of total net capital, as such term is defined in the Rules for Capitalization.

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a Capital Ratio of at least 10.5% to avoid the imposition of corrective measures notwithstanding that the minimum required Capital Ratio is 8%.

Aggregate net capital consists of Tier 1 capital and Tier 2 capital.  The Mexican Capitalization Requirements include among the Fundamental Tier 1 Capital, mainly, paid-in capital, which represents the most subordinated right to collect in case of liquidation of a credit institution, which are not due and do not grant reimbursement rights, profits (mainly including retained profits), and capital reserves, and subtract from such Fundamental Tier 1 Capital, among other things, certain subordinated debt instruments, issued by financial and non-financial entities, securities representing residual parts of portfolio securitization, investments in the equity of venture-capital funds and investments in or credits to related companies (only in instances where they exceed certain thresholds), reserves pending creation, loans and other transactions that contravene applicable law, and intangibles (including goodwill).  Non-fundamental Tier 1 capital is comprised of preferential shares, regarding which the issuer has the right to cancel the dividend payments, and subordinated debt instruments, which are not subject to a due date or forced conversion, regarding which it is possible to cancel the interest payments and which may become shares of a credit institution or a controlling entity or are subject to cancellation (when capitalization problems arise).

The supplementary part of basic capital (Tier 2) comprises capitalization instruments, which are subordinated to deposits and any other debt of the credit institution, do not have any specific guarantee, have a term of at least five years and are convertible into shares at their maturity date or are subject of write-down procedures, and the difference between total admissible reserves and total expected losses up to an amount that does not exceed 0.6% of weighted assets by credit risk.  These instruments shall be included as capital based on their maturity date: 100% if the due date exceeds five years, 80% if the due date exceeds four years but is less than five years, 60% if the due date exceeds three years but is less than four years, 40% if the due date exceeds two years but is less than three years, 20% if the due date exceeds one year but is less than two years, and 0% if the due date is less than one year.

Every Mexican bank must create certain legal reserves (fondo de reserva de capital) that are considered to be part of Tier 1 capital. Banks must separate and allocate 10.0% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation).  The remainder of net income, to the extent not distributed to shareholders as dividends, is added to the retained earnings account.  Under Mexican law, dividends may not be paid out against the legal reserve. As of December 31, 2014, we and our subsidiaries operating in the financial sector had set aside an aggregate of Ps.10,022  million in legal reserves (including Ps.386 million in legal reserves for Grupo Financiero Santander Mexico on an individual basis) compared to aggregate paid-in capital without adjustment for inflation of Ps.25,658  million, which is the same as paid-in capital of Grupo Financiero Santander Mexico on an individual basis, in each case as determined in accordance with Mexican Banking GAAP.

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

The Mexican Central Bank imposes reserve and compulsory deposit requirements on Mexican commercial banks. Bulletin 09/2014 published on June 17, 2014, stated that the total compulsory reserve deposit required of Mexican commercial banks was Ps.278.5 billion, which had to be deposited by June 19, 2014. The amount of the deposit that each bank had to make was equal to the amount of the compulsory deposits allocated as of June 18, 2014. Additionally, according to Bulletin 11/2014 published on June 25, 2014, an additional deposit of Ps.41.5 billion was required which had to be deposited in four installments, on August 14, September 11, October 9 and November 6, 2014. The amount of the deposit that each bank had to make was determined based on the total amount of the traditional customer deposits in Mexican pesos of each Mexican bank as of May 31, 2014.

The compulsory deposit reserves required under the terms of Bulletins 09/2014 and 11/2014 have an indefinite term. During the time these reserves are maintained on deposit with the Mexican Central Bank, each banking institution receives interest on such deposits every 27, 28, 29 or 30 days so that each last day of the period falls on a Thursday. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposit reserves are suspended or terminated.

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

•	Loans with a payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.

•	In the case of revolving credit, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.

•	Mortgage loans with periodic payments of principal and interest are considered non-performing when a payment is 90 days or more past due.

•	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.

Restructured or renewed non-performing loans are not considered as performing until there is evidence of sustained payment; i.e., evidence of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the credit payment scheme, or in the case of credits with installments that cover periods in excess of 60 calendar days, the payment of one installment as established in Mexican Banking GAAP.

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

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for impairment losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees.  The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio.  Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules.  However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV, effective as of January 1, 2012, to use our internal models to determine our allowance for impairment losses as an alternative to the standard generic models developed by the CNBV.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us.  While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

As we describe in note 2.g to our audited financial statements included in this annual report on Form 20-F, we do not use the internal methodology discussed above or the loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks described below to determine our allowance for impairment losses for our corporate, commercial and financial institution portfolios for the purpose of our IFRS financial statements.

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

The allowance for impairment losses is held in a separate account on our balance sheet and all charge-offs of uncollectible loans are charged against this allowance.  Mexican banks are required to obtain authorization from their Board of Directors to charged-off loans.

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

Related Party Loans

Pursuant to the Mexican Banking Law, the total amount of the transactions with related parties may not exceed 35% of the bank’s Tier 1 capital.  For the case of loans and revocable credits, only the disposed amount will be counted.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loans to Related Parties.”

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

On a monthly basis, we monitor and implement controls relating to the consumption of both the 35% and 25% limits in order to ensure strict compliance with the abovementioned regulations.

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

Additionally, pursuant to the Mexican Banking Law reforms published in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 10, 2014, the following sanctions were included, with the purpose of preventing and detecting operations that might encourage acts of terrorism:

•	A fine of 10% to 100% of the amount of the activity, operation or service performed by an entity for a client or user the entity knows to be on the blocked persons list prepared by the SHCP.

•	A fine of 10% to 100% of the amount of any unreported unusual transaction and, if applicable, any additional transactions related to same client or user involved in the unreported transaction.

•
A fine of 30,000 to 100,000 days’ worth of the minimum wage applicable in Mexico for significant transactions or, if applicable, a series of related transactions involving international transfers and unreported transactions in cash undertaken in a foreign currency.

•	A fine of 5,000 to 50,000 days’ worth of the minimum wage applicable in Mexico for other failures to comply with applicable law.

The last amendments to the General Provisions on Money Laundering and Terrorist Financing were published in the Official Gazette of the Federation (Diario Oficial de la Federación) on April 25, 2014, September 12, 2014 and December 31, 2014, adding the following obligations to the prevention of money laundering and terrorist financing:

•
Provide the CNBV, through the Financial Intelligence Unit (Unidad de Inteligencia Financiera), within the first ten business days of January, April, July and October of each year, a report for each issuance or payment of cashier’s checks carried out with its clients or users in the previous three months in an amount equal to or exceeding U.S.$10,000.

•	Inform the CNBV prior to, or simultaneously with, the sharing of information regarding money laundering and terrorist financing activities,

•
Immediate cancellation of any transaction or service related to a client or user identified to be on the SHCP’s blocked persons list and notification to the client that it has been included on such list.

•
Inform the CNBV, within the first 15 business days of January of each year, through electronic media and on the official form, a report containing the annual program of training courses for the current year.

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

The Mexican Central Bank, on its own initiative or as per request from the CONDUSEF, banks or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks or Sofomes in performing financial operations.  The Mexican Central Bank must obtain the opinion of the CFC in carrying out this assessment.  The Mexican Central Bank may take measures to address these issues.

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

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank.  IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative.  IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$143,000 as of December 31, 2014), per person per bank.

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

As part of the financial reform passed in 2013, the Mexican Congress approved changes to the Law for the Transparency and Ordering of Financial Services pursuant to which the Mexican Central Bank may issue temporary regulations applicable to interest rates and fees, if it or the CFC determines that no reasonable competitive conditions exist among financial institutions. Also, the Mexican Central Bank and the CNBV are given authority to issue rules regulating the means to obtain funds (i.e., credit cards, debit cards, checks and funds transfers), as a means to ensure competition, free access, no discrimination and protecting the interests of users.

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

Volcker Rule

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in or entering into certain credit-related transactions with related covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained.

On December 10, 2013, the Federal Reserve extended the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015. In December 2014, the Federal Reserve issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds put in place after December 31, 2013. Banking entities such as Banco Santander Parent must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Banco Santander Parent, including Grupo Financiero Santander Mexico, is developing and implementing plans to bring affected businesses into compliance.

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

During the period covered by this annual report:

(a)  Santander UK holds frozen savings and current accounts for three customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts.  The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b)  An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments.  In 2014, total revenue in connection with the mortgage was approximately Ps.2,580 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014.  The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was approximately Ps.250 while net profits in 2014 were negligible relative to the overall profits of Banco Santander Parent.

(c)  In addition, during the third quarter 2014, Santander UK has identified two additional customers. A U.K. national designated by the U.S. under the NPWMD sanctions program held a business account.  No transactions were made and the account was closed in the fourth quarter of 2014.  No revenue or profit has been generated.  A second U.K. national designated by the U.S. for terrorism held  a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Banco Santander Parent entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander Parent participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2014, the Santander Group was owed €2.3 million under this credit facility.

Banco Santander Parent has not been receiving payments from Bank Mellat under any of these credit facilities in recent years.  Banco Santander Parent has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander Parent under these facilities since they were granted.

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

In the aggregate, all of the transactions described above resulted in approximately €41,000 gross revenues and approximately €80,500 net loss to the Santander Group in the year ended December 31, 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.	Organizational Structure

Banco Santander Parent is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock. The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2014, based on publicly available annual reports.  As of December 31, 2014, the Santander Group had 12,951 branches and a presence in 10 principal markets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of December 31, 2014.

IFRS at December 31, 2014	IFRS at December 31 2014
Total assets: Ps.948,769 million (99.9% of total) Net income: Ps.13,336 million (100.3% of total) Total equity: Ps.100,583 million (98.3% of total)	Total assets: Ps.895 million (0.1% of total) Net income: Ps.(2) million (0.02% of total) Total equity: Ps.1,010 million (1.0% of total)

All of our principal subsidiaries are incorporated in Mexico.

D.	Property, Plants and Equipment

We are domiciled in Mexico and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.

We also own two other buildings in Queretaro and rent 146 other buildings. The branches operated at rented locations have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2014	Number
Central Offices
Owned	3
Rented	146
Total	149
Branches
Owned	4
Rented(1)	1,300
Total(2)	1,304
SME Center
Owned	0
Rented	18
Total	18
Other Property(3)
Owned	0
Rented	932
Total	932

(1)	Includes 68 branches under bailment (comodato).

(2)	We also have 42 box offices to service Santander Select customers, which share the same property. These box offices are not included in this line item.

(3)	Consists mainly of back offices, storage, parking lots and ATMs.

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

We are in the final stages of our intended plan to add 200 new branches to our branch network between the fourth quarter of 2012 and the first half of 2015.  We expect that this expansion will cost approximately Ps.1.25 billion and will be funded using our working capital.  We expect to open an additional 15 branches and invest Ps.80 million in connection with these 15 new branches during 2015.

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

Economic Environment

In 2010, economic activity recovered from the lows observed in 2009, mainly driven by a sharp rebound in external demand.  GDP growth was 5.1% in 2010, with broad recoveries in all sectors, particularly in the manufacturing and services sectors.  Manufacturing increased 8.55%, while electricity, water and gas supply sectors grew 4.5% in real annual terms in the same period.  Headline inflation reached 4.4% for the year, slightly above the Mexican Central Bank’s long-term objective of 3.0%.  The consequences of the worldwide financial crisis that began in 2008 continued to affect our operating performance during the first half of 2010.  Specifically, charge-offs related to our credit card business were made during this period, while low interest rates had an adverse impact on our financial margins.  However, as the Mexican economy strengthened in the second half of 2010, business conditions improved in Mexico.

In 2011, the Mexican economy continued to grow.  Mexico’s GDP grew 4.0%, with strong growth rates in the industrial and services sectors.  Manufacturing increased 4.6% in 2011 compared to 2010, while construction increased by 4.1% during 2011.  At the same time, headline inflation decreased slightly to 3.8% for the year compared to 4.4% in 2010.  The peso strengthened against the U.S. dollar to levels not seen since October 2008, although conditions in the global economy resulted in 14.1% depreciation during the year.

In 2012, the Mexican economy continued to grow at an annual GDP growth rate of 4.0%.  Service activities grew 4.5% in 2012 compared to 2011, while trade and manufacturing grew 4.8% and 4.0%, respectively in the same period.  At the same time, headline inflation remained stable during 2012 at 3.6%. The peso strengthened slightly during the year.

In 2013, the Mexican economy posted a sharp decline, with an annual GDP growth rate of just 1.4%. Service activities grew by 2.51% in 2013 compared to 2012, with a 2.34% growth in trade activities during the same period. Manufacturing increased 0.1% in 2013. At the same time, headline inflation posted a slight increase and closed at 3.97%, while the peso depreciated 1.7% against the U.S. dollar during the year.

In 2014, the Mexican economy grew at an annual GDP growth rate of 2.1%, supported mainly by external demand as domestic consumption continued to lag. At the same time, headline inflation posted a slight increase due to the fiscal reform and was 4.1% at year end, while the peso depreciated 12.6% against the U.S. dollar during the year. The sharp drop in global oil prices, the normalization process of U.S. monetary policy and global economic uncertainty continue to increase volatility in the foreign exchange market.

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

In 2011 and 2012, the Mexican economy continued to recover without experiencing a significant increase in inflation.  In this context, monetary authorities in Mexico did not change the interest rate during 2012, which was 4.5% from July 2009 to March 2013.  Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at an average level of 4.14% and have remained relatively stable, closing at an average rate of 4.05% during December 2012. In March 2013, the Mexican Central Bank changed the interest rate to 4.0%, and in the second half of 2013, further reduced the interest rate by 25 basis points, both in September and October, leaving the target rate at 3.5%. In June 2014, the Mexican Central Bank announced a 50 basis point interest rate reduction due to a weaker-than-expected performance by the economy, leaving the target rate at the current level of 3.0%. This low interest rate environment over the past years has impacted both our cost of funding and our interest income in different ways depending on the portfolio or activity conducted.  The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which is comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) has provided a hedge against reductions in interest rates, and our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been around 2% of the net interest margin for each year.  Similarly, and given that interest rates have remained relatively stable since

2009, we consider the effects of low interest rates on our net interest margin as non-material over the past five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin.  This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

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

Fair value measurements and disclosures of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

When there is no market price available for an identical instrument, we measure fair value on the basis of other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in note 2.d to our audited financial statements included elsewhere in this annual report on Form 20-F.

The availability of observable prices or inputs varies by product and market, and may change over time. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable

In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

We are required to disclose the valuation methods used to determine fair value measurements. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable inputs (Level 2) and valuation techniques using significant unobservable inputs (Level 3).  Such disclosure is provided in note 2.d.iii (for assets and liabilities carried at fair value) and note 45.c (for financial instruments that are carried at amortized cost) to our audited financial statements included elsewhere in this annual report on Form 20-F.

Deferred tax assets

As further described in note 2.t to our audited financial statements included elsewhere in this annual report on Form 20-F, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is recovered or the liability is settled.

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

Impairment of financial assets classified as available-for-sale

Our financial assets, other than those at fair value through profit or loss, are assessed for impairment at each reporting date.  For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, (i) significant or prolonged decline in fair value, (ii) adverse impact on the future cash flows that were estimated at the transaction date, (iii) indication that the carrying value of the instrument may not be fully recovered, or (iv) specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates.  Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate.

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

Defined benefit plan

The net cost of our defined benefit pension plan and other post-employment medical benefits and the present value of our pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate, that may differ from actual developments in the future. Any changes in these assumptions will impact the carrying value of our pension obligations which may affect our results of operations. Further details about our pension obligations are included in note 24.c. to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit (CGU) to which goodwill has been allocated. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use calculation requires that we estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise affecting our results of operations.

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

Application of New and Revised IFRS

In 2014, we applied a number of new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2014. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements. See note 1.b to our audited financial statements included elsewhere in this annual report on Form 20-F.

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents our consolidated results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

	For the year ended December 31,
	2013		2014		2014		2014/2013
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	55,386	Ps.	57,916	$	U.S.3,929	4.57%
Interest expenses and similar charges		(19,539)		(20,305)		(1,377)	3.92%
Net Interest Income	Ps.	35,847	Ps.	37,611	$	U.S.2,552	4.92%
Income from equity instruments		245		153		10	(37.55)%
Fee and commission income (net)		12,844		13,373		907	4.12%
Gains/(losses) on financial assets and liabilities (net)		3,281		2,619		178	(20.18)%
Exchange differences (net)		—		(11)		(1)	(100.00)%
Other operating income		787		487		33	(38.12)%
Other operating expenses		(2,078)		(2,479)		(168)	19.30%
Total Income	Ps.	50,926	Ps.	51,753	$	U.S.3,511	1.62%
Administrative expenses		(18,630)		(19,897)		(1,350)	6.80%
Personnel expenses		(9,261)		(9,977)		(677)	7.73%
Other general administrative expenses		(9,369)		(9,920)		(673)	5.88%
Depreciation and amortization		(1,620)		(1,682)		(114)	3.83%
Impairment losses on financial assets (net)		(14,905)		(13,132)		(891)	(11.90)%
Loans and receivables(2)		(14,905)		(13,132)		(891)	(11.90)%
Impairment losses on other assets (net):		(22)		(48)		(3)	118.18%
Other intangible assets		—		—		—	0.00%
Non-current assets held for sale		(22)		(48)		(3)	118.18%
Provisions (net)(3)		(751)		(157)		(11)	(79.09)%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		31		8		1	(74.19)%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		(16)		(15)		(1)	(6.25)%
Operating Profit Before Tax	Ps.	15,013	Ps.	16,830	$	U.S.1,142	12.10%
Income tax		(2,670)		(3,541)		(240)	32.62%
Profit from Continuing Operations		12,343		13,289		902	7.66%
Profit from Discontinued Operations (net)		1,938		-		-	(100.00)%
Profit for the Year	Ps.	14,281	Ps.	13,289	$	U.S. 902	(6.95)%
Profit attributable to the Parent		14,279		13,288		902	(6.94)%
Profit attributable to non-controlling interests		2		1		-	(50.00)%

(1)
Results for the year ended December 31, 2014 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.14.7414 per U.S.$1.00 as calculated on December 31, 2014 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2015 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Summary

Profit in 2014 was Ps.13,289 million, a 6.9% or Ps.992 million decrease from Ps.14,281 million in 2013.  These results reflect mainly:

•
a Ps.1,267 million, or 6.8%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in investments in technology and systems and rental expenses; and

•
a Ps.662 million, or 20.2%, decrease in gains on financial assets and liabilities (net), mainly resulting from a decrease in interest rate products, driven by interest rate derivatives such as cross-currency and interest rate swaps.

These negative results were partially offset by:

•
a Ps.1,764 million, or 4.9%,  increase in net interest income due primarily to a 4.6%, or Ps.2,530 million increase in interest income and similar income, which was partially offset by an increase of Ps.766 million, or 3.9%, in interest expense and similar charges;

•
a Ps.529 million, or 4.1%, increase in income from fees and commissions (net) to Ps.13,373 million, mainly due to (i) an increase in the sale of insurance products, reflecting the continued success of our insurance broker business model, as well as the positive results from our auto insurance platform, “Autocompara,” (ii) an increase in net fees and commissions related to collection and payment services, (iii) an increase in fund management fees, (iv) an increase in foreign exchange fees, and (v) an increase in net fees and commissions related to financial advisory services;

•
a Ps.1,773 million, or 11.9%, decrease in impairment losses on loans and receivables (net), mainly as a result of an extraordinary allowance for impairment losses created during 2013 to cover our credit risk exposure to the three major home builders, which adversely impacted impairment losses in 2013; and

•	a Ps.594 million, or 79.1%, decrease in net provisions mainly due to lower provisioning requirements related to the availability of undrawn credit card lines.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.47,414 million, or 81.9%, of our total interest and similar income in 2014, with the remaining interest income of Ps.10,502 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  In 2014, interest expense on customer deposits was Ps.9,168 million, representing 45.2% of our total interest expenses and similar charges for that period.  Interest expenses from time deposits, demand accounts and reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.3,808 million, Ps.3,054 million and Ps.2,306 million, respectively, in 2014, representing 18.8%, 15.0% and 11.4% of our total interest expenses and similar charges for the period, respectively.  In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.4,183 million, representing 20.6% of our total interest expense in 2014, while interest expense on subordinated debentures was Ps.1,051 million, representing 5.2% of our total interest expense in 2014.  Interest expenses and similar charges increased by Ps.766 million, or 3.9%, in 2014 compared to 2013.

Our net interest income in 2014 was Ps.37,611 million, a Ps.1,764 million, or 4.9%, increase from Ps.35,847 million in 2013. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, offset by an increase in our interest expense, mainly due to higher interest we paid on deposits from the Mexican Central Bank and on subordinated debentures, which were in turn partially offset by decreases in interest paid on time deposits and on the funding obtained through reverse repurchase agreements with both financial and non-financial institution customers.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2013 and 2014.

	For the year ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,264	Ps.	1,061	(16.06)%
Loans and advances to credit institutions		3,019		2,913	(3.51)
Loans and advances to customers—excluding credit cards		31,573		34,380	8.89
Loans and advances to customers—credit cards		9,882		10,121	2.42
Debt instruments		8,828		9,095	3.02
Income from hedging operations		728		277	(61.95)
Other interest income		92		69	(25.00)
Total	Ps.	55,386	Ps.	57,916	4.57%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(2,649)	Ps.	(4,183)	57.91%
Customer deposits—Demand accounts		(2,875)		(3,054)	6.23
Customer deposits—Time deposits		(4,997)		(3,808)	(23.79)
Customer deposits—Reverse repurchase agreements		(3,393)		(2,306)	(32.04)
Subordinated debentures		(11)		(1,051)	9,454.55
Marketable debt securities and other financial liabilities		(1,994)		(1,837)	(7.87)
Other liabilities		(3,084)		(3,132)	1.56
Expenses from hedging operations		(320)		(735)	129.69
Other interest expenses		(216)		(199)	(7.87)
Total	Ps.	(19,539)	Ps.	(20,305)	3.92%
Net interest income	Ps.	35,847	Ps.	37,611	4.92%

The following table sets forth the components of our average loans and advances to customers in 2013 and 2014.

	As of December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	234,676	Ps.	265,811	13.27%
Mortgage		75,207		98,341	30.76
Installment loans to individuals		66,359		71,625	7.94
Revolving consumer credit card loans		38,666		41,053	6.17
Non-revolving consumer loans		27,693		30,572	10.40
Total	Ps.	376,242	Ps.	435,777	15.82%

Average total interest-earning assets were Ps.783,865 million in 2014, a 14.9% or Ps.101,445 million increase from Ps.682,420 million in 2013. This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.57,148 million, or 16.9%, from Ps.337,576 million in 2013 to Ps.394,724 million in 2014, (ii) an increase in the average balance of debt instruments of Ps.34,221 million, or 18.8%, from Ps.182,123 million in 2013 to Ps.216,344 million in 2014, (iii) an increase in the average volume of loans and advances to credit institutions of Ps.6,508 million, or 7.0%, from Ps.92,690 million in 2013 to Ps.99,198 million in 2014, and (iv) an increase in the average balance of revolving consumer credit card loans of Ps.2,387 million, or 6.2%, from Ps.38,666 million in 2013 to Ps.41,053 million in 2014.

Interest income and similar income from interest-earning assets increased by Ps.2,530 million, or 4.6%, from Ps.55,386 million in 2013 to Ps.57,916 million in 2014, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, partly offset by a decrease in interest income from hedging transactions. The increase in interest income from our debt instruments portfolio was due to an increase in the average volume of debt instruments administered by our Global Wholesale Banking and Corporate Activities segments, resulting from new investments in debt securities that were acquired to offset certain 2013 maturities. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.57,148 million increase in average volumes in our customer loan portfolio excluding credit cards in 2014 compared to 2013, which was comprised of a Ps.31,135 million increase in average commercial, financial and industrial loans, a Ps.23,134 million increase in the average volume of our mortgage loan portfolio and an increase of Ps.2,879 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.2,387 million increase in the average volume of our revolving consumer credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth and in part to our acquisition of the ING Hipotecaria mortgage business. During 2014, in response to market conditions, we continued our strategy to originate lending mainly through relatively low-interest rate products, such as “Hipoteca Santander Premier” with an interest rate of 8.49%, targeting high income individuals with good credit scores, a minimum property value of Ps.1.2 million and a maximum loan-to-value ratio of 70%, and “Hipoteca Inteligente” with a variable interest rate. In addition, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  Finally, the increases in both our non-revolving consumer loan portfolio and our revolving consumer credit card portfolio were mainly due to increased commercial activity, and, to a lesser extent, the introduction of new innovative products that meet our clients’ needs such as co-branded credit cards with American Express and Delta and the first agri-business credit card in Mexico, and have allowed us to achieve above-market growth rates despite lower consumer demand.

Average interest rates on interest-earning assets decreased by 73 basis points, from 8.12% in 2013 to 7.39% in 2014, which was mainly due to a 64 basis point decrease in the average interest rate on loans and advances to customers excluding credit cards, from 9.35% in 2013 to 8.71% in 2014, which partially resulted from the 100 basis point and 50 basis point decreases in the reference rate that occurred during 2013 and 2014, respectively. The average interest rate on commercial, financial and industrial loans decreased by 72 basis points from 6.94% in 2013 to 6.22% in 2014 and on consumer loans (excluding credit cards) from 27.28% in 2013 to 26.19% in 2014. Additionally, these results were driven by (i) a 32 basis point decrease in the average interest rate on loans and advances to credit institutions, (ii) a 91 basis point decrease in the average interest rate on credit card loans from 25.56% in 2013 to 24.65% in 2014 as a consequence of promotional rates and (iii) an 65 basis point decrease in the average interest rate on debt instruments, from 4.85% in 2013 to 4.20% in 2014.

The increase in the interest earned on our customer loan portfolio excluding credit cards was mainly due to an increase of Ps.23,134 million in the average volume of our mortgage loan portfolio, from Ps.75,207 million in 2013 to Ps.98,341 in 2014, and an increase of Ps.9,986 million in the average volume of our SME loan portfolio, from Ps.36,506 million in 2013 to Ps.46,492 million in 2014.  The decrease in the average yield on our customer loan portfolio excluding credit cards was mainly due to a 99 basis point decrease in the average interest rate earned on our SME loan portfolio, from 12.96% in 2013 to 11.97% in 2014, partially as a result of increased volume of substitution loans to SMEs. Through our substitution loans to SMEs we offer our existing SME clients with a good credit history the opportunity to substitute out of an existing higher rate loan that is close to maturity and into a new lower rate loan (which may be for an increased amount) in an effort to cultivate and retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards, and payroll accounts. During 2014, our substitution loans to SMEs accounted for approximately 8.5% of SME loans. The 28 basis point decrease in the interest earned on our mortgage loan portfolio in 2014 was mainly due to new originations of lower interest rate products (Premier 8.49% and Inteligente, which has a variable interest rate), which were introduced in a more competitive mortgage market.

Average volume of commercial, financial and industrial loans grew by Ps.31,135 million, from Ps.234,676 million in 2013 to Ps.265,811 million in 2014.  This increase was comprised of an increase of (i) Ps.17,100 million in the average volume of loans to middle-market corporations, (ii) Ps.9,986 million in the average volume of loans to SMEs, and (iii) Ps.3,360 million, in the average volume of loans to Global Wholesale Banking clients, which were partially offset by a decrease of Ps.562 million in the trading portfolio managed by the Global Wholesale Banking segment. The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives.  The increase in the average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued. Additionally, the increase in average Global Wholesale Banking segment loans, together with a decrease in the average loan yield of 110 basis points, resulted mainly from loans with an average aggregate amount of approximately Ps.31,000 million granted to two state-owned energy companies, whose risk profiles are comparable to any other large corporate debt, while demand among large corporations generally decreased due to their preference for issuing debt in the capital markets. The average interest rate earned from loans to middle-market corporations decreased by 86 basis points, from 6.82% in 2013 to 5.96% in 2014.  The average interest rate earned from loans to SMEs decreased by 99 basis points, from 12.96% in 2013 to 11.97% in 2014, as a result of an increased volume of substitution loans to SMEs (see description above for more details on our substitution loans to SMEs), and the introduction of lower interest rate loans for loan product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance. The average interest rate earned from loans to institutions decreased by 91 basis points, from 6.07% in 2013 to 5.16% in 2014. The average interest rate earned from loans and advances to credit institutions decreased by 32 basis points, from 3.26% in 2013 to 2.94% in 2014. The decreases across all segments were affected by the general decrease in the reference rate.

Interest income earned on our trading portfolio decreased by Ps.34 million, from Ps.437 million in 2013 to Ps.403 million in 2014, due to the combined effect of a decrease of Ps.562 million in the average balance of our trading portfolio, from Ps.12,629 million in 2013 to Ps.12,067 million in 2014, and a decrease of 12 basis points in the average interest rate earned.  The decrease in the average balance of this portfolio was due to a decrease in repurchase agreements transaction activity.

Interest income earned from debt instruments increased by Ps.267 million, from Ps.8,828 million in 2013 to Ps.9,095 in 2014, or 3.0%, reflecting an increase of Ps.34,221 million in the average balance of the portfolio, from Ps.182,123 million in 2013 to Ps.216,344 million in 2014.  The increase in interest income from debt instruments was impacted by (i) a Ps.13,443 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.20,778 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.49,531 million in 2013 to Ps.70,309 million in 2014 and (iii) a 206 basis point decrease from 5.01% in 2013 to 2.95% in 2014 in the average interest rate earned from debt instruments administered by our Corporate Activities segment, which decrease was due to the replacement of maturing debt instruments with lower interest rate instruments.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment was mainly due to an increase in our short-term debt instruments trading portfolio to position ourselves to service our customer’s repurchase agreements’ needs. The increase in the volume of debt securities administered by our Corporate Activities segment was primarily due to the replacement of debt instruments that matured during 2013 with debt instruments issued by the Mexican Central Bank and foreign governments.

Average total interest-bearing liabilities in 2014 were Ps.713,105 million, a 19.2% or Ps.114,621 million increase from Ps.598,484 million in 2013. Interest expenses and similar charges increased by Ps.766 million, or 3.9%, from Ps.19,539 million in 2013 to Ps.20,305 million in 2014. The principal drivers of this increase were (i) an increase of Ps.1,534 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to an increase in the average balance of Ps.48,947 million, from Ps.77,035 million in 2013 to Ps.125,982 million in 2014, mainly resulting from an increase in long-term loans with development banks which were required to provide funding to our mortgage and consumer subsidiaries, (ii) an increase of Ps.1,040 million in interest expense on subordinated debentures, from Ps.11 million in 2013 to Ps.1,051 million in 2014, due to an increase of Ps.17,077 million in the average balance of subordinated debentures that resulted from our issuance of Tier 2 Subordinated Capital Notes in December 2013, (iii) an increase of Ps.415 million in interest expense on hedging operations, due mainly to an increase in financial derivative instruments used to hedge interest rate and foreign exchange risks from our senior and subordinated debt instruments and (iv) an increase of Ps.179 million in interest expense on demand deposits, due primarily to an increase of Ps.45,031 million in the average balance of demand deposits, from Ps.174,995 million in 2013 to Ps.220,006 million in 2014, the impact of which was offset in part by a 25 basis point decrease in the average interest rate paid on demand deposits. These increases were partially offset by (i) a decrease of Ps.1,189 million in interest expense on time deposits due to a decrease in the average balance of Ps.7,048 million, from Ps.136,692 million in 2013 to Ps.129,644 in 2014, together with a decrease in the average interest rate of 72 basis points, from 3.66% in 2013 to 2.94% in 2014; (ii) a decrease of Ps.1,087 million in interest expense on reverse repurchase agreements due to a decrease in the average balance of Ps.12,825 million, from Ps.89,003 million in 2013 to Ps.76,178 million in 2014, together with a decrease in the average interest rate of 78 basis points, from 3.81% in 2013 to 3.03% in 2014; and (iii) a decrease of Ps.157 million in interest expense on marketable debt securities and other financial liabilities mainly due to a decrease in the average interest rate of 78 basis points, the impact of which was offset in part by an increase in the average balance of Ps.4,228 million, from Ps.41,686 million in 2013 to Ps.45,914 in 2014.

The positive effect of the increases in our average balance and interest income earned on, interest-earning assets, was partially offset by an increase in the average balance of our  interest-bearing liabilities in 2014 compared to 2013 and a decrease in the average interest rate on interest-earning assets in 2014 compared to 2013.  The combined effect of a decrease of 73 basis points in the average yield on our interest-earning assets together with a decrease of 42 basis points in the cost of our interest-bearing liabilities resulted in a decrease in the net interest spread of 54 basis points. Net interest income increased by Ps.1,764 million, due mainly to the increase in the average volume of interest-earning assets of Ps.101,445 million with an average interest rate of 7.39%, whereas interest-bearing liabilities increased by Ps.114,621 million with an average cost of 2.85%. The average cost of interest-bearing liabilities decreased from 3.26% to 2.85%, mainly as a result of a decrease in reference rates enacted by the Mexican Central Bank during 2013 and 2014 which resulted in lower interest paid on customer deposits and repurchase agreements, as well as a shift in the deposit base mix towards demand deposits.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2014 was Ps.13,373 million, a 4.1% or Ps.529 million increase from Ps.12,844 million in 2013. The following table presents a breakdown, by product, of our fee and commission income and expense in 2013 and 2014.

	For the Year Ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	746	Ps.	816	9.38%
Credit and debit cards		4,061		4,378	7.81
Insurance		3,438		3,896	13.32
Collection and payment services		1,596		1,830	14.66
Investment funds management		1,299		1,369	5.39
Foreign exchange		569		701	23.20
Checks and others		323		302	(6.50)
Capital markets and securities activities		393		333	(15.27)
Administration and custody		396		436	10.10
Financial advisory services		1,450		1,505	3.79
Other fees and commissions		795		980	23.27
Total	Ps.	15,066	Ps.	16,546	9.82%
Fee and commission expense
Credit and debit cards	Ps.	(964)	Ps.	(1,451)	50.52%
Fund management		(50)		(73)	46.00
Checks and others		(33)		(33)	0.00
Capital markets and securities activities		(125)		(110)	(12.00)
Collections and transactional services		(164)		(178)	8.54
Other fees and commissions		(788)		(1,266)	60.66
Financial advisory services		(98)		(62)	(36.73)
Total	Ps.	(2,222)	Ps.	(3,173)	42.80%
Net fee and commission income	Ps.	12,844	Ps.	13,373	4.12%

Fee and commission income was Ps.16,546 million in 2014, a 9.8%, or Ps.1,480 million increase from Ps.15,066 million in 2013, mainly due to: (i) an increase in fees and commissions earned from the sale of insurance products of Ps.458 million, or 13.3%, (ii) an increase in fees and commissions earned from credit and debit cards of Ps.317 million, or 7.8%, (iii) an increase in fees and commissions earned from collection and payment services of Ps.234 million, or 14.7%, from Ps.1,596 million in 2013 to Ps.1,830 million in 2014, (iv) an increase in fees and commissions earned from foreign exchange of Ps.132 million, or 23.2%, from Ps.569 million in 2013 to Ps.701 million in 2014 and (v) an increase in service charges on deposits accounts of Ps.70 million, or 9.4%, from Ps.746 million in 2013 to Ps.816 million in 2014. The increase in fees and commissions earned from the sale of insurance products was mainly due to a 10.4% increase in insurance distribution premiums. These increases resulted from our strategy to sell insurance products together with certain products such as consumer loans, mortgage loans and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers. This result was further supported by the strengthening of our product offerings across our product segments and a media campaign for Autocompara, focusing on improving the productivity of, and incentivizing, our sales force. The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity that led to an increase of 1,627,608 million, or 14.1% in the total number of credit and debit cards outstanding as of December 31, 2014. Finally, the increase in fees and commissions earned from collection and payment services, foreign exchange and service charges on deposit accounts, resulted from our increased focus to be an integral part of our client’s liquidity management efforts which led to increased transactional activity.

Fee and commission expense was Ps.3,173 million in 2014, a 42.8%, or Ps.951 million increase from Ps.2,222 million in 2013, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.487 million, or 50.5%, and an increase in other fees and commissions paid of Ps.478 million, or 60.7%, compared with 2013.  The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, while the increase in other fees and commissions paid is mainly explained by an increase in fees paid to NAFIN in order to participate in the guarantee programs for SMEs.

Net fees and commissions generated from credit and debit cards decreased by Ps.170 million, or 5.5%, from Ps.3,097 million in 2013 to Ps.2,927 million in 2014. The decrease in net fees and commissions in 2014 resulted from the combined effect of an increase in the volume and number of credit and debit cards together with an increase in credit card issuance costs. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2013 and 2014.

	For the Year Ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	2,670	Ps.	1,194	(55.28)%
Debt instruments		(458)		878	(291.70)
Interest rate derivatives		3,128		316	(89.90)
Equity securities		124		246	98.39
Equity positions		(269)		(70)	(73.98)
Equity derivatives		393		316	(19.59)
Exchange rate products		624		1,321	111.70
Foreign exchange positions		(374)		(682)	82.35
Foreign exchange derivatives		998		2,003	100.70
Other(1)		(137)		(142)	3.65
Total	Ps.	3,281	Ps.	2,619	(20.18)%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2014 were Ps.2,619 million, a decrease of Ps.662 million from a gain of Ps.3,281 million in 2013, mainly due to the activities of our Global Wholesale Banking segment, where we had a gain of Ps.1,578 million in 2014 compared to a gain of Ps.2,431 million in 2013.  The decrease in gains on financial assets and liabilities (net) was due to the following.

In 2014, we had a gain in interest rate products of Ps.1,194 million, compared with a gain of Ps.2,670 million in 2013, which was mainly explained by a decrease of Ps.2,812 million in gains on interest rate derivatives from a gain of Ps.3,128 million in 2013 to a gain of Ps.316  million in 2014, partially offset by an increase in gains on debt instruments of Ps.1,336 million, from a loss of Ps.458 million in 2013 to a gain of Ps.878 million in 2014.  The swing in the amount of interest rate derivatives is mainly due to market conditions and positioning in the portfolios.  All of these derivatives relate to economic hedges against debt exposure.  We hedge bonds using interest rate derivatives such as futures and swaps. The decrease of Ps.2,812 million in interest rate derivatives was mainly due to decreases of Ps.1,578 million in cross currency swaps and Ps.1,321 in interest rate swaps.

In June 2014 the Mexican Central Bank reduced the interest rate benchmark funding by 50 basis points due to the weaker than expected development of the economy.

Additionally, Mexico’s macroeconomic environment during 2014 improved compared with 2013. However, the country risk, which had increased to 155 basis points in 2013, increased further to 174 basis points in 2014. Despite this context, higher valuations in our debt instrument positions resulted in gains of Ps.878 million during 2014.

Gains on equity securities increased by Ps.122 million, from a gain of Ps.124 million in 2013 to a gain of Ps.246 million in 2014 resulting from gains in equity positions, offset by a decrease in gains from equity derivatives. The gains from equity positions increased by Ps.199 million, from a loss of Ps.269 million in 2013 to a loss of Ps.70 million in 2014. This increase was partially offset by a Ps.77 million decrease in gain from equity derivatives in 2014, which decreased from a gain of Ps.393 million in 2013 to a gain of Ps.316 million in 2014.

The decrease in the gain from equity derivatives was mainly due to a gain in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures), partially offset by losses related to forward contracts on stock and indexes in the MexDer.  The investment in equity derivatives is mainly entered into to hedge equity positions.  This gain was partially offset by a loss in our equity securities position in stocks mainly traded on the Mexican Stock Exchange of Ps.70 million. The IPC quote was 42,727.09 at the end of December 2013 and 43,145.66 at the end of December 2014. This represented an increase of 1.0% in that index. None of our transactions in equity derivatives in 2013 or 2014 are related to proprietary trading.

Gains on exchange rate products increased by Ps.697 million, from a gain of Ps.624 million in 2013 to a gain of Ps.1,321 million in 2014.  Results from foreign exchange derivatives increased by Ps.1,005 million, from a gain of Ps.998 million in 2013 to a gain of Ps.2,003 million in 2014 mainly due to gains in foreign exchange forwards, as a result of increased foreign exchange volatility in the third and fourth quarters of 2014. Gains in foreign exchange positions generated in daily trading activities decreased by Ps.308 million, from a loss of Ps.374 million in 2013 to a loss of Ps.682 million in 2014.

The peso depreciated 12.7% in 2014. As of December 31, 2013, the exchange rate for U.S. dollars was Ps.13.08 per U.S. dollar, and as of December 31, 2014, the exchange rate for U.S. dollars was Ps.14.74 per U.S. dollar.  During the second half of 2014, the increased likelihood of the U.S. gradually increasing interest rates generated greater volatility in the currency markets which therefore led to currency depreciation.

Exchange Differences (Net)

Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) decreased Ps.11 million in 2014 while it was flat in 2013.

Other Operating Income (Net)

Other operating income decreased by Ps.300 million, or 38.1%, from Ps.787 million in 2013 to Ps.487 million in 2014.

Other operating expense (net) increased by Ps.701 million, or 54.3%, from an expense of Ps.1,291 million in 2013 to Ps.1,992 million in 2014.

Other operating expenses increased Ps.401 million, or 19.3%, from Ps.2,078 million in 2013 to Ps.2,479 million in 2014, mainly due to the increase of Ps.343 million, or 22.2%, in the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions, from Ps.1,544 million to Ps.1,887 million, due to the increase in our deposits and the increase in our liabilities due to the issuance of Tier 2 Subordinated Capital Notes in December 2013.

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

Administrative expenses increased by Ps.1,267 million, or 6.8%, from Ps.18,630 million in 2013 to Ps.19,897 million in 2014, primarily due to increased expenses for personnel, technology and systems, maintenance, conservation and repairs, and rents.

The following table sets forth administrative expenses in 2013 and 2014, by type.

	For the Year Ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(9,261)	Ps.	(9,977)	7.73%
Other general expenses		(9,369)		(9,920)	5.88
Administrative services		(447)		(404)	(9.62)
Taxes other than income tax		(1,169)		(1,128)	(3.51)
Surveillance and cash courier services		(605)		(589)	(2.64)
Advertising and communication		(705)		(653)	(7.38)
Maintenance, conservation and repair		(944)		(1,134)	20.13
Rents		(1,456)		(1,622)	11.40
Technology and systems		(2,232)		(2,441)	9.36
Stationery and supplies		(198)		(201)	1.52
Insurance premiums		(41)		(42)	2.44
Credit cards		(260)		(285)	9.62
Travel costs		(282)		(302)	7.09
Operating costs		(483)		(466)	(3.52)
Other		(547)		(653)	19.38
Total administrative expenses	Ps.	(18,630)	Ps.	(19,897)	6.80%

Our personnel expenses increased Ps.716 million, or 7.7%, from Ps.9,261 million in 2013 to Ps.9,977 million in 2014, primarily as a result of a 8.5% period-over-period average headcount increase, together with an overall increase of 10.5% in salaries and 9.8% in other personnel expenses, partially offset by a decrease of  0.9% in bonuses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 8.6%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees for our branch expansion plan.

The increase in personnel expenses resulted from an increase of Ps.635 million, or 7.8%, in retail banking, from Ps.8,164 million in 2013 to Ps.8,799 million in 2014, and an increase of Ps.95 million, or 9.8%, in wholesale banking, from Ps.968 million to Ps.1,063 million. The increase in retail banking was due to an increase of Ps.448 million, or 10.4%, in salaries, from Ps.4,321 million in 2013 to Ps.4,769 million for the same period in 2014, together with an increase of Ps.174 million in other personnel expenses, from Ps.2,004 million in 2013 to Ps.2,178 million in 2014 and an increase of Ps.13 million in bonuses, from Ps.1,839 million in 2013 to Ps.1,852 million in 2014.  Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.74 million in other personnel expenses and an increase of Ps.42 million in salaries, which were partially offset by a decrease of Ps.21 million in bonuses paid.

Other general expenses increased by Ps.551 million, or 5.9%, from Ps.9,369 million in 2013 to Ps.9,920 million in 2014, mainly due to an increase of Ps.209 million, or 9.4%, in expenses related to technology and systems, which include hardware and software maintenance, data and voice telecommunication services and market information and data providers. In addition, expenses related to maintenance, conservation and repair increased by Ps.190 million, or

20.1%, and rental expenses increased by Ps.166 million, or 11.4%. These increases were primarily due to the expansion of our branch network, including the opening of 95 new branches during 2014.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables decreased by Ps.1,773 million, or 11.9%, from Ps.14,905 million in 2013 to Ps.13,132 million in 2014, reflecting a decrease in impairment losses of Ps.1,131 million in our commercial, financial and industrial loan portfolio, of Ps.758 million in our consumer loan portfolio and of Ps.148 million in our credit card loan portfolio, offset in part by a Ps.68 million increase in impairment losses in our mortgage portfolio and a Ps.196 million increase in recovery expenses. The decrease in impairment losses was mainly explained by the following effects: (i) the non-recurring impairment losses recognized in 2013 to cover our exposure to the home builders sector in Mexico (as of December 31, 2014, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.4,903 million, of which the full amount was composed of non-performing loans and was provisioned for accordingly in 2013) and (ii) our heightened focus on stringent credit policies which is reflected in the improved performance of new vintages.

 We implemented new credit scoring models in 2012 in order to improve our management of new loan vintages. In 2013, as part of an ongoing process, we continued to update our credit scoring models, including the incorporation of behavioral score models from Mexican credit bureaus into our decision models for new originations, and we stopped new-to-bank originations of non-revolving consumer loans to individuals without credit bureau references. During 2014, we made certain adjustments to our origination scoring models based on individual client profiles in order to improve our selection of prospects for each type of customer. The approval rate remained stable at 20%, and early indicators of new vintages present lower levels of expected losses. Our credit policies for cross selling in credit cards and personal loans remained unchanged as we continued to focus on segments with credit references and at least 12 months of credit history. We also continued incorporating behavioral score models from Mexican credit bureaus. For installment loans, we launched top up campaigns to provide clients with upcoming maturities the opportunity to take out a new loan with the same principal amount and, in some cases, for lower risk segments, the opportunity to increase their credit lines.

Non-performing loans totaled Ps.15,175 million as of December 31, 2013 and increased to Ps.18,430 million as of December 31, 2014, an increase of Ps.3,255 million, or 21.5%, due to the increase of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.1,250 million, an increase of non-performing loans in our mortgage loan portfolio of Ps.1,659 million and an increase of non-performing loans in our consumer loan portfolio of Ps.346 million. The increases in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects. These clients, including mostly Pemex suppliers, were within our Global Wholesale Banking segment. Our total exposure to these restructured clients accounted for Ps.952 million and contributed 27.8% of the increase in non-performing loans. In addition, the increases in non-performing loans in our mortgage loan portfolios was mainly impacted by the inclusion of ING Hipotecaria’s mortgage business (now Santander Vivienda) into our systems, processes and credit policies. The total portfolio amounted to Ps.9,877 million and included non-performing loans of Ps.1,783 million, representing approximately 29.5% of the increase in non-performing loans. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, increased slightly from 3.81% as of December 31, 2013 to 3.90% as of December 31, 2014. We do not expect the acquisition of ING Hipotecaria’s mortgage business to continue to negatively impact our level of non-performing loans going forward beyond what we expect from our organically originated mortgage loan portfolio.

Our NPL ratio over the past year deteriorated slightly, mainly due to the incorporation of ING Hipotecaria’s mortgage business and our exposure to clients who had to restructure their loans.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2013 and 2014.

	As of December 31,
	2013		2014
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	425,701	Ps.	503,232
Non-performing loans		15,175		18,430
Loan charge-offs		12,530		13,510
Allowance for impairment losses		13,764		15,198
Ratios
Non-performing loans to computable credit risk		3.56%		3.66%
Non-performing loans coverage ratio(2)		90.70%		82.46%
Loan charge-off coverage ratio(3)		2.94%		2.68%

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

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing loans by type of loan as of December 31, 2013 and 2014:

	As of December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	8,325	Ps.	9,575	15.02%
Mortgage		3,590		5,249	46.21
Installment loans to individuals		3,260		3,606	10.61
Revolving consumer credit card loans		1,332		1,980	48.65
Non-revolving consumer loans		1,928		1,626	(15.66)
Total	Ps.	15,175	Ps.	18,430	21.45%

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 25.0% to Ps.3,391 million in 2014 from Ps.4,522 million in 2013. The decrease is mainly the result of the higher impairment losses of this portfolio during 2013 due to the recognition of non-recurring impairment losses related to the home builders portfolio. However, impairment losses recognized during 2014 were mainly due to the following factors: (i) our exposure to certain mid-market and corporate clients that recorded delays in project execution, resulting in the restructuring of the loans associated with those projects, thus requiring an increase in allowance for impairment losses; and (ii) the growth in the middle market and SME loan portfolio. In addition, non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2014 represented 52.0% of our total non-performing loans, increased by Ps.1,250 million, or 15.0%, from December 31, 2013 to December 31, 2014, primarily due to those certain loans that had to be restructured during 2014 following the delays in the execution of certain projects. Our exposure to those loans, as of December 31, 2014, accounted for Ps.952 million of non-performing loans for which an allowance for impairment losses has been recognized. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 4.17% as of December 31, 2013 to 4.13% as of December 31, 2014.

Mortgage

Our impairment losses in our mortgage loans portfolio increased by 27.5% to Ps.315 million in 2014 compared to Ps.247 million in 2013, mainly due to the increase of the portfolio during 2014. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2014 represented 28.5% of our total non-performing loans, increased by Ps.1,652 million, or 46.0%, from December 31, 2013 to December 31, 2014, mainly due to the inclusion of ING Hipotecaria’s mortgage business, which had a high level of non-performing loans, into our systems, processes and credit policies. Our NPL ratio with respect to mortgage loans deteriorated from 3.91% as of December 31, 2013 to 4.85% as of December 31, 2014. We do not expect the acquisition of ING Hipotecaria’s mortgage business to continue to negatively impact our level of non-performing loans going forward beyond what we expect from our organically originated mortgage loan portfolio.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio decreased by 9.5% to Ps.8,657 million in 2014 from Ps.9,563 million in 2013.  In addition, non-performing loans in installment loans to individuals portfolio, which as of December 31, 2014 represented 19.6% of our total non-performing loans, increased Ps.346 million, or 10.6%, from December 31, 2013 to December 31, 2014.  This increase was due to the increase of non-performing loans in our revolving credit card loan portfolio of Ps.648 million, partially offset by a decrease in the non-performing loans in our non-revolving consumer loan portfolio of Ps.302 million. The decreases in our non-revolving consumer loan portfolio impairment losses and in our non-performing loans were due to the benefit of selling and charging-off the non-performing loans that arose in connection with the loss of a significant payroll portfolio that resulted in a reduction in payroll accounts and increased the collection risk of previously granted payroll loans, thus increasing the level of non-performing loans and requiring an increase in the allowance for impairment losses in 2013. These payroll loans were part of a third party payroll contract relating to 90,000 employees, whereby approximately 32,000 employees had payroll loans amounting to Ps.939 million with Banco Santander Mexico. While providing payroll services under the payroll contract, we had the right to collect loan installment payments directly from an employee’s bank account.  We subsequently lost the payroll contract and our ability to directly collect on the payroll loans. As a result, the employee bank accounts were moved to another banking institution that would provide payroll services under the new payroll contract. As of December 31, 2014, the majority of the payroll loans to these employees had been sold-off to the new service provider and the rest had been charged off, resulting in a decrease in our non-performing loans. The increase in our revolving credit card loan portfolio non-performing loans was mainly a result of a change to our non-performing loan classification rule for certain loans which required restructuring. However, pursuant to regulatory rules, such change does not impact our reserve calculations. Additionally, the loan portfolio grew at a slower pace compared to 2013, thus requiring lower provisioning.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio deteriorated from 3.35% as of December 31, 2013 to 4.70% as of December 31, 2014, due to (i) lower loan growth resulting from decreased consumer demand and (ii) the previously mentioned change to our non-performing loan classification rule for certain loans which required restructuring. Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio improved from 6.42% as of December 31, 2013 to 4.71% as of December 31, 2014, driven by the sale and charge-off of the payroll portfolio we lost in 2013.

As of December 31, 2014, our credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans) decreased, while our charge-off coverage ratio for credit card loans (allowance for impairment losses/charge-offs) increased, in each case compared to the ratios as of December 31, 2013.  The decrease in the credit card non-performing loan coverage ratio in 2014 was due to the increase in non-performing loans in 2014.

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

As of December 31, 2013 and December 31, 2014, the amounts recognized as available lines of credit amounted to Ps.140,643 million and Ps.128,785 million, respectively. Of these amounts, the amounts related to available credit card lines were Ps.67,848 million, or 48.2%, and Ps.69,418 million, or 53.9%, of the total off-balance sheet risk, respectively.

Provisions (net) decreased by Ps.594 million, from a loss of Ps.751 million in 2013 to a loss of Ps.157 million in 2014.  This decrease was due to active management of available credit limits in higher risk segments, which led to a reduction in the amount of undrawn credit card lines, personal loan lines and payroll loan lines by Ps.5,686 million, further reducing off-balance sheet risk.

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

During 2014, the NPL ratio for the credit card loan portfolio increased in comparison to 2013. The increase in the credit card NPL ratio did not have an impact on the provision for lines of credit due to the fact that the provision for off-balance sheet risk is based on the probability of default transition matrix methodology.  The transition matrix method reflects the effect of changes in the NPL ratio but the impact of such changes is generally limited in the period in which the changes occur because the transition matrix methodology reflects average performance over several periods. The classification between performing and non-performing loans has a minimal impact on the severity of the provision model, and is incorporated in the probability of default of this model.

The loss given default, or LGD, for the loan portfolios in our model is 83.4% as of December 31, 2014.  This LGD applies to both undrawn lines of credit associated with performing loans and those associated with non-performing loans.

We use a transition matrix to determine the probability of default, or PD, in which loans are segmented into bucket classifications primarily based on the number of days outstanding, and statistical analyses are applied to estimate the probability that loans will migrate through the different buckets and ultimately be charged off. In addition to the number of days outstanding, the bucket classifications are determined in accordance with loan credit characteristics. The transition matrix is based on historical data gathered over periods ranging from one to three years depending on type of portfolio (credit cards, payroll loans and mortgage loans).  See note 2.g to our audited financial statements.

Income Tax

Income tax in 2014 was Ps.3,541 million, a Ps.871 million or 32.6% increase from Ps.2,670 million in 2013. Our effective tax rates in 2013 and 2014 were 17.78% and 21.04%, respectively. Our effective tax rate increased 326 basis points in 2014 compared to 2013.  The variation in income tax paid is primarily explained by (i) the increase in income before taxes in 2014 as compared to 2013 and (ii) the decrease in permanent tax items, due to the fact that in 2014 we did not record a benefit as a result of favorable tax court decisions, as we did in 2013.

Results of Operations by Segment for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents an overview of certain consolidated income statement data for each of our segments in 2013 and 2014.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2013		2014		2013		2014		2013		2014
	(Millions of pesos)
Net interest income	Ps.	29,767	Ps.	33,316	Ps.	3,471	Ps.	3,971	Ps.	2,609	Ps.	324
Income from equity instruments		—		—		147		53		98		100
Fee and commission income (expense) (net)		10,969		11,658		1,962		1,798		(87)		(83)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		756		697		2,431		1,578		94		333
Other operating income (expenses) (net)		(1,160)		(1,680)		(561)		(441)		430		129
Total income	Ps.	40,332	Ps.	43,991	Ps.	7,450	Ps.	6,959	Ps.	3,144	Ps.	803
Administrative expenses		(16,802)		(17,914)		(1,612)		(1,785)		(216)		(198)
Depreciation and amortization		(1,488)		(1,551)		(130)		(130)		(2)		(1)
Impairment losses on loans and receivables (net)		(12,885)		(12,314)		(1,992)		(818)		(28)		—
Impairment losses on other assets (net)		—		—		—		—		(22)		(48)
Provisions (net)		(455)		58		—		—		(296)		(215)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		31		8
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		(16)		(15)
Operating profit before tax	Ps.	8,702	Ps.	12,270	Ps.	3,716	Ps.	4,226	Ps.	2,595	Ps.	334

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

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2013 and 2014.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	As of December 31,
	2013		2014		2013		2014		2013		2014
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	42,454	Ps.	43,676	Ps.	6,508	Ps.	7,810	Ps.	719	Ps.	337
Financial assets held for trading		—		—		176,570		207,999		337		372
Other financial assets at fair value through profit or loss		—		—		86,361		31,872		—		—
Available-for-sale financial assets		—		—		—		—		61,525		83,128
Loans and receivables		291,080		342,663		129,501		151,791		21,076		35,943
Hedging derivatives		—		—		—		—		300		4,740
Non-current assets held for sale		13		13		1		1		1,086		830
Tangible assets		4,032		4,428		680		746		55		88
Intangible assets		1,714		2,016		302		328		1,735		1,735
Tax assets		—		—		—		—		25,943		22,988
Other assets		931		1,309		22		30		4,873		5,140
Total assets	Ps.	340,224	Ps.	394,105	Ps.	399,945	Ps.	400,577	Ps.	117,649	Ps.	155,301
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	136,199	Ps.	136,805	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		44,107		17,860		23,710		35,947		8,208		54,977
Financial liabilities at amortized cost		331,156		362,971		79,476		141,842		117,552		74,312
Hedging derivatives		—		—		—		—		1,392		4,403
Provisions(1)		1,524		1,359		218		237		3,968		4,490
Tax liabilities		—		—		—		—		856		80
Other liabilities		3,979		2,929		650		478		12,305		9,006
Total liabilities	Ps.	380,766	Ps.	385,119	Ps.	240,253	Ps.	315,309	Ps.	144,281	Ps.	147,268
Total equity	Ps.	38,340	Ps.	46,300	Ps.	11,949	Ps.	14,469	Ps.	42,229	Ps.	41,518
Total liabilities and equity	Ps.	419,106	Ps.	431,419	Ps.	252,202	Ps.	329,778	Ps.	186,510	Ps.	188,786

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Operating profit before taxes attributable to the Retail Banking segment in 2014 was Ps.12,270 million, a 41.0% or Ps.3,568 million increase from Ps.8,702 million in 2013. This increase was mainly due to:

•
an 11.9% or Ps.3,549 million increase in net interest income, mainly due to an increase of Ps.54,479 million in the average balance of the loan portfolio excluding credit cards, resulting from the organic growth of the portfolio, which increase was offset by an 88 basis point decrease in the average interest rate of this portfolio, resulting mainly from the decrease in reference rates enacted by the Mexican Central Bank during 2013 and 2014, which caused decreases in the average interest rate across all loan portfolios.

•
a 6.3% or Ps.689 million increase in net fees and commissions income, from Ps.10,969 million in 2013 to Ps.11,658 million in 2014, due mainly to an increase in fees and commissions earned from insurance products, credit and debit cards, collection and payment services, financial advisory services, administration and custody and foreign exchange, partially offset by an increase in (i) credit and debit card expenses and (ii) other fees and commissions expense.

•
a 4.4% or Ps.571 million decrease in impairment losses on loans and receivables, reflecting mainly a decrease in impairment losses of Ps.723 million in our consumer loan portfolio and Ps.148 million in our credit card loan portfolio, partially offset by increases of Ps.59 million in our mortgage loan portfolio, Ps.44 million in our commercial loan portfolio and Ps.197 million in loan collection and recovery expenses.

•
a 112.7% or Ps.513 million decrease in net provisions, from a loss of Ps.455 million in 2013 to a gain of Ps.58 million in 2014, mainly due to lower provisioning requirements related to off-balance sheet credit card lines available.

These positive effects were partially offset by:

•
a 6.6% or Ps.1,112 million increase in administrative expenses, from Ps.16,802 million in 2013 to Ps.17,914 million in 2014, mainly due to increases in headcount and salaries, which resulted in higher personnel expenses as well as higher rent expense. Personnel expenses increased Ps.635 million, or 7.8%, resulting from an increase of Ps.461 million, or 7.5%, in salaries and bonuses and an increase of Ps.174 million, or 8.7%, in other personnel expenses, while rents increased Ps.161 million, or 11.2%, in each case as a result of the ongoing expansion of our branch network, including the opening of 95 new branches during 2014.

•
44.8% or Ps.520 million increase in other operating income/(expenses), from a loss of Ps.1,160 million in 2013 to a loss of Ps.1,680 million in 2014, mainly due to increases in contributions to IPAB that resulted from an increase in our deposits.

•
a 7.8% or Ps.59 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.756 million in 2013 to a gain of Ps.697 million in 2014, primarily due to the significant gain in 2013 from the private banking unit’s participation in the placement of shares with its customer base from Grupo Modelo’s initial public offering by Anheuser-Busch.

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

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2014 was Ps.4,226 million, representing a Ps.510 million, or 13.7%, increase from Ps.3,716 million in 2013.  This increase was mainly due to:

•
a 58.9% or Ps.1,174 million decrease in net impairment losses on loans and receivables, from Ps.1,992 million in 2013 to Ps.818 million in 2014,  mainly due to the extraordinary provisions created during 2013 to cover our exposure to the three major home builders, which are part of the Global Wholesale Banking segment. The relatively lower provisions created during 2014 mainly resulted from our exposure to certain corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects, thus requiring increased provisioning.

•
a 14.4% or Ps.500 million increase in net interest income, mainly due to an increase of Ps.13,443 million in the average portfolio of debt instruments, together with a two basis point increase in the average interest rate and an increase of Ps.3,360 million in the average balance of loans and advances to customers, offset by a 110 basis point decrease in the average interest rate earned. Lower interest rates relating to loans and advances to customers resulted from loans granted to two state-owned energy companies with risk profiles similar to other large corporate debt, as well as the preference of certain large corporations to issue debt in the capital markets.

These positive results were partially offset by:

•
a 35.1% or Ps.853 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.2,431 million in 2013 to a gain of Ps.1,578 million in 2014, primarily due to a decrease in gains from interest rate and equity derivatives.

•
a 10.7% or Ps.173 million increase in administrative expenses, from Ps.1,612 million in 2013 to Ps.1,785 million in 2014, mainly due to an increase in personnel expenses and technology and systems expenses.

•
an 8.4% or Ps.164 million decrease in net fees and commissions income, from Ps.1,962 million in 2013 to Ps.1,798 million in 2014, mainly due to a decrease in income from commissions from financial advisory and capital markets and securities activities, reflecting softer investment banking activity as a result of increased volatility in the markets and the slow down in the execution of the infrastructure and energy related projects pipeline.

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

Operating profit before taxes attributed to Corporate Activities in 2014 was a gain of Ps.334 million, a Ps.2,261 million, or 87.1%, decrease from a gain of Ps.2,595 million in 2013. This decrease in operating profit before taxes was mainly due to a Ps.2,285 million decrease in net interest income, from Ps.2,609 million in 2013 to Ps.324 million in 2014,  mainly due to a Ps.1,547 million increase in interest expense paid on issuances and interbank loans, resulting primarily from the issuance of our Tier 2 Subordinated Capital Notes in December 2013, as well as an increase in long-term loans with development banks which were required to provide funding to the mortgage and consumer subsidiaries.

These negative results were partially offset by a Ps.239 million increase in net gains/(losses) on financial assets and liabilities and exchange differences from a gain of Ps.94 million in 2013 to a gain of Ps.333 million in 2014. The increase in net gains/(losses) on financial assets and liabilities was mainly due to gains from the sale of some debt securities issued by the Mexican government.

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

(2)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Average interest rates on interest-earning assets decreased by 17 basis points, from 8.29% in 2012 to 8.12% in 2013, which was mainly due to a 41 basis point decrease in the average interest rate on loans and advances to customers excluding credit cards, from 9.76% in 2012 to 9.35% in 2013, which partially resulted from the 100 basis point decrease in the reference rate that occurred during 2013. The average interest rate on commercial, financial and industrial loans decreased by 37 basis points from 7.31% in 2012 to 6.94% in 2013 and consumer loans (excluding credit cards) from 27.86% in 2012 to 27.28% in 2013. Additionally, these results were driven by (i) an 11 basis point decrease in the average interest rate on loans and advances to credit institutions and (ii) a 54 basis point decrease in the average interest rate on credit card loans from 26.10% in 2012 to 25.56% in 2013 as a consequence of promotional rates and by a 38 basis point decrease in the average interest rate on debt instruments, from 5.23% in 2012 to 4.85% in 2013.

The increase in the interest earned on our customer loan portfolio excluding credit cards was mainly due to an increase of Ps.9,639 million in the average volume of our mortgage loan portfolio, from Ps.65,568 million in 2012 to Ps.75,207 million in 2013, and an increase of Ps.11,097 million in the average volume of our SME loan portfolio, from Ps.25,541 million in 2012 to Ps.36,506 million in 2013.  The decrease in the average yield on our customer loan portfolio excluding credit cards was mainly due to a 191 basis point decrease in the average interest rate earned on our SME loan portfolio, from 14.85% in 2012 to 12.96% in 2013, partially as a result of increased volume of substitution loans to SMEs, and the introduction of a campaign offering an 8.0% interest rate for loan product bundles for a three-year term. Through our substitution loans to SMEs we offer our existing SME clients with a good credit history the opportunity to substitute out of an existing higher rate loan that is close to maturity and into a new lower rate loan (which may be for an increased amount) in an effort to cultivate and retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards, and payroll accounts. During 2013, our substitution loans to SMEs accounted for approximately 10% of SME loans. The 18 basis point decrease in the interest earned on our mortgage loan portfolio in 2012 was mainly due to new originations of lower interest rate products (Light 10.45%, 10x1000 10.55% and Premier 8.49%), which were introduced in a more competitive mortgage market.

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

Additionally, the decrease in average Global Wholesale Banking segment loans, together with a decrease in the average loan yield of 65 basis points, was due to the competitive scenario and the preference of certain companies to issue debt in the markets. The average interest rate earned from loans to middle-market corporations decreased by 46 basis points, from 6.96% in 2012 to 6.82% in 2013.  The average interest rate earned from loans to SMEs decreased by 189 basis points, from 14.85% in 2012 to 12.96% in 2013, as a result of an increased volume of substitution loans to SMEs (see description above for more details on our substitution loans to SMEs), and the introduction of a campaign offering an 8.0% interest rate for loan product bundles for a three-year term. The average interest rate earned from loans to institutions decreased by 61 basis points, from 6.68% in 2012 to 6.07% in 2013, mainly due to a restructured state government entity loan which resulted in a lower interest rate, as well as a general decrease in the reference rate which affected our institutional variable rate loans. The average interest rate earned from loans and advances to credit institutions decreased by 11 basis points, from 3.37% in 2012 to 3.26% in 2013, mainly due to a decrease in the reference rate.

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

Provisions (net) decreased by Ps.1,431 million, from a gain of Ps.680 million in 2012 to a loss of Ps.751 million in 2013. The off-balance sheet risk exposure related to credit cards has decreased since 2011 while our volume of credit cards outstanding increased due to the fact that in 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing a provision for such undrawn credit lines.  During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off-balance sheet risk.  During 2013, we cancelled an additional Ps.7,200 million of undrawn credit card lines that further reduced off-balance sheet risk; however, provisions related to this off-balance sheet risk increased, primarily as a result of (i) an increase in the off-balance sheet risk related to the segment with the highest probability of using their undrawn credit card lines (generally the segment with the highest percentage of its credit line already used) which is determined based on the historical percentage of an individual’s unused credit line (we classify individuals into three distinct segments based on the percentage of credit line used: (i) less than 40%; (ii) less than or equal to 60%; and (iii) greater than 60%), therefore requiring a higher level of provisioning; and (ii) an increase in the probability of loan loss factor, which is calculated using historical information for  the previous 36 months and was negatively impacted by the deterioration of this portfolio during the previous year. As such, approximately 90% of the increase in provisions was due to these two factors.

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

We use a transition matrix to determine the probability of default, or PD, in which loans are segmented into bucket classifications primarily based on the number of days outstanding, and statistical analyses are applied to estimate the probability that loans will migrate through the different buckets and ultimately be charged off. In addition to the number of days outstanding, the bucket classifications are determined in accordance with loan credit characteristics. The transition matrix is based on historical data gathered over periods ranging from one to three years depending on type of portfolio (credit cards, payroll loans and mortgage loans).  See note 2.g to our audited financial statements.

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

•
a 6.8% or Ps.252 million decrease in net interest income, mainly due to a decrease of Ps.2,336 million in the average balance of loans and advances to customers, together with a 65 basis point decrease in the average interest rate earned. Lower volumes and interest rates resulted from increased competition and the preference of certain companies to issue debt in the capital markets.

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

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 76.6% of our total deposits, 88.9% of our customer deposits and 102.2% of our demand and time deposits as of December 31, 2014.  We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding.  We are autonomous in the management of our liquidity and capital needs, with no structural support from our Parent company or any other unit of the Santander Group.

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

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Capitalization.” The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 8.5%.  As of December 31, 2014, Banco Santander Mexico’s Capital Ratio was 16.2%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2012, 2013 and 2014, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2012		2013		2014
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Tier 1	Ps.	74,618,425	Ps.	69,409,388	Ps.	76,696,962
Tier 2		1,578,396		17,122,049		19,820,482
Total capital		76,196,821		86,531,437		96,517,444
Risk-Weighted Assets:
Credit risk		320,267,749		346,193,899		406,832,485
Market risk		145,714,720		138,747,454		128,329,554
Operational risk		49,600,221		57,950,529		61,790,258
Total risk-weighted assets		515,582,690		542,891,882		596,952,297
Required Regulatory Capital:
Credit risk		25,621,420		27,695,512		32,546,599
Market risk		11,657,178		11,099,796		10,266,364
Operational risk		3,968,018		4,636,042		4,943,221
Total risk-weighted assets	Ps.	41,246,616	Ps.	43,431,350	Ps.	47,756,184
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets		14.47%		12.79%		12.85%
Tier 2 capital to risk-weighted assets		0.31%		3.15%		3.32%
Total capital to risk-weighted assets(1)(2)		14.78%		15.94%		16.17%

(1)
Banco Santander Mexico’s Capital Ratio as of December 31, 2013, increased by 116 basis points, from 14.78% as of December 31, 2012, to 15.94% as of December 31, 2013, mainly due to a 8.1% (Ps.2,074 million) increase in required regulatory capital associated with credit risk and a 16.8% (Ps.668 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 13.6% (Ps.10,335 million) in total capital and a decrease of 4.8% (Ps.557 million) in required regulatory capital associated with market risk.

(2)
Banco Santander Mexico’s Capital Ratio as of December 31, 2014, increased by 23 basis points, from 15.94% as of December 31, 2013, to 16.17% as of December 31, 2014, mainly due to a 17.5% (Ps.4,851 million) increase in required regulatory capital associated with credit risk and a 6.6% (Ps.307 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 11.5% (Ps.9,986 million) in total capital and a decrease of 7.5% (Ps.833 million) in required regulatory capital associated with market risk].

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

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.  See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk.”

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

The following table shows the composition of our short-term funding described above

	As of December 31,
	2013		2013		2014
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	115,619	Ps.	145,587	Ps.	169,950
Non-interest-bearing deposits		95,242		112,367		124,113
Subtotal	Ps.	210,861	Ps.	257,954	Ps.	294,063
Time deposits:
Notes with interest payable at maturity	Ps.	119,875	Ps.	115,711	Ps.	118,742
Fixed-term deposits		6,261		146		205
Foreign currency time deposits		5,340		4,046		14,640
Subtotal	Ps.	131,476	Ps.	119,903	Ps.	133,587
Reverse repurchase agreements		51,589		57,506		69,726
Accrued interest(1)		213		182		183
Other deposits		11,958		11,579		17,069
Total customer deposits	Ps.	406,097	Ps.	447,124	Ps.	514,628
Deposits from the Mexican Central Bank and credit institutions(2)		42,937		70,216		82,078
Total deposits(3)	Ps.	449,034	Ps.	517,340	Ps.	596,706

(1)	Mainly from time deposits.

(2)
Includes Ps.19,603 million, Ps.18,519 million and Ps.33,752 million of reverse repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2012, 2013 and 2014, respectively.

(3)
As of December 31, 2012, we had deposits of Ps.406,097 million from customers and Ps.42,937 million from credit institutions.  As of December 31, 2013, we had deposits of Ps.447,124 million from customers, Ps.46,963 million from credit institutions and Ps.23,253 million from the Mexican Central Bank.  As of December 31, 2014, we had deposits of Ps.514,628 million from customers, Ps.77,072 million from credit institutions and Ps.5,006 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding.  Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 10.5%, from Ps.112,367 million at December 31, 2013 to Ps.124,113 million at December 31, 2014, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations.  We have used reverse repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The increase in deposits from the Mexican Central Bank and credit institutions from 2013 to 2014 was mainly due to an increase in the required compulsory deposits by the Mexican Central Bank in order to improve implementation of the monetary policy.

The following tables show our short-term borrowings that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements. Short-term borrowings at year-end from 2013 to 2014 remain stable.  See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2012			2013			2014
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Reverse repurchase agreements:
At December 31	Ps.	71,193	4.06%	Ps.	76,024	2.74%	Ps.	102,646	2.99%
Average during year		147,332	4.10		116,505	3.38		156,689	3.12
Maximum month-end balance		206,995	4.32		155,413	3.94		188.532	3.40
Short positions:
At December 31(1)	Ps.	55,794	4.20%	Ps.	51,964	3.47%	Ps.	27,297	3.11%
Average during year		51,444	4.17		55,075	3.64		84,363	3.23
Maximum month-end balance		97,424	4.39		113,751	4.31		109,596	3.52
Total short-term borrowings at year end	Ps.	126,987	4.13%	Ps.	127,988	3.11%	Ps.	129,943	3.05%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this annual report on Form 20-F.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through

U.S. dollar-denominated issuances with longer maturities.  As of December 31, 2014, the balance of our debt securities outstanding totaled Ps.78,523 million.  See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings Ltd., respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  However, the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets.

We do not rely in any material respect on funding from our parent company, Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us.  As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.”

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2014 capital expenditures.  For 2015, we have a capital expenditures budget of Ps.3,350 million (U.S.$227 million), 71% of which (Ps.2,378 million) will be spent on information technology and the rest on furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.972 million). In 2014, our capital expenditures were Ps.2,479 million (U.S.$168 million), 58.1% of which (Ps.1,439 million) was for information technology and the remainder was for furniture, fixtures and equipment, and expenditures related to the addition of new branches (Ps.1,040 million).

As of December 31, 2014, total interest-bearing liabilities denominated in dollars amounted to Ps.73,419 million, or U.S.$4,980 million, representing 12.3%  of our total deposits and 14.3% of our customer deposits.  The sources of such funding as of December 31, 2012, 2013 and 2014 were as follows:

	IFRS
	As of December 31,
	2012		2013		2014		2014
	(Millions of pesos)						(Millions of U.S.$) (1)
Demand deposits	Ps.	17,407	Ps.	21,767	Ps.	27,949	$	U.S.1,896
Time deposits		13,418		5,344		34,617		2,348
Bank and other loans		13,500		20,349		10,853		736
Total	Ps.	44,325	Ps.	47,460	Ps.	73,419	$	U.S.4,980

(1)
Translated at the rate of Ps.14.7414 per U.S.$1.00, the exchange rate for U.S. dollars published by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2015, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital.  As of December 31, 2014, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$9,825 million (Ps.114,829 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$9,890 million (Ps.145,794 million).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2014, we are also in compliance with the limits established for us by the Mexican Central Bank for maturity-adjusted net foreign currency-denominated liabilities, which was U.S.$10,619 million (Ps.156,539 million). As of such date, our maturity-adjusted net foreign currency-denominated liabilities were U.S.$7,176 million (Ps.105,784 million).  For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2012, 2013 and 2014, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2012				2013				2014
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	144,060	18.50%	1.48%	Ps.	174,993	22.39%	1.64%	Ps.	220,020	23.68%	1.39%
Time deposits		131,702	16.91%	4.13%		136,692	17.49%	3.66%		129,644	13.95%	2.94%
Deposits from the Mexican Central Bank and credit institutions		107,665	13.83%	4.08%		77,035	9.85%	3.44%		125,982	13.56%	3.32%
Reverse repurchase agreements		104,175	13.38%	4.49%		89,003	11.39%	3.81%		76,178	8.20%	3.03%
Marketable debt securities and other financial liabilities		33,172	4.26%	5.23%		41,686	5.33%	4.78%		45,914	4.94%	4.00%
Other liabilities(1)		70,087	8.99%	4.32%		78,847	10.09%	3.91%		98,062	10.55%	3.19%
Subordinated liabilities		—	—	—		228	0.02%	4.82%		17,305	1.86%	6.07%
Subtotal interest-bearing liabilities		590,861	75.87%	3.66%		598,484	76.56%	3.26%		713,105	76.74%	2.85%
Non-interest-bearing liabilities		92,299	11.85%			82,409	10.54%			117,891	12.70%
Total equity		95,601	12.28%			100,829	12.90%			98,155	10.56%
Subtotal non-interest-bearing liabilities and equity		187,900	24.13%			183,238	23.44%			216,046	23.26%
Total liabilities and equity	Ps.	778,761	100.00%		Ps.	781,722	100.00%		Ps.	929,151	100.00%

(1)
This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity decreased from 17.49% as of December 31, 2013 to 13.95% as of December 31, 2014, while the ratio of average demand accounts to average total liabilities and equity increased from 22.39% to 23.68% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity increased from 10.54% as of December 31, 2013 to 12.69% as of December 31, 2014.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2012, 2013 and 2014.

	IFRS
	As of December 31,
	2012		2013		2014
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	115,619	Ps.	145,587	Ps.	169,950
Non-interest-bearing deposits		95,242		112,367		124,113
Subtotal	Ps.	210,861	Ps.	257,954	Ps.	294,063
Time deposits
Notes with interest payable at maturity	Ps.	119,875	Ps.	115,808	Ps.	118,742
Fixed-term deposits(1)		7,761		146		205
Foreign currency time deposits(2)		13,418		16,905		34,617
Subtotal	Ps.	141,054	Ps.	132,859	Ps.	153,564
Total	Ps.	351,915	Ps.	390,813	Ps.	447,627

(1)
As of December 31, 2012, we received Ps.1,500 million of fixed-term deposits from credit institutions, and had not received fixed-term deposits from the Mexican Central Bank.  As of December 31, 2013, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions. As of December 31, 2014, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)
As of December 31, 2012, includes Ps.8,078 million of foreign currency time deposits from other credit institutions.  As of December 31, 2013, includes Ps.12,859 million of foreign currency time deposits from other credit institutions. As of December 31, 2014, includes Ps.19,977 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2014.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured) (2)	13	03/06/2015	2.96%
Certificates of deposit (unsecured) (2)	17	02/04/2015	2.96%
Certificates of deposit (unsecured) (2)	14	05/21/2015	2.96%
Certificates of deposit (unsecured) (2)	2,315	06/04/2015	3.25%
Certificates of deposit (unsecured) (2)	10	06/08/2015	2.96%
Certificates of deposit (unsecured) (2)	3,415	06/11/2015	3.26%
Certificates of deposit (unsecured) (2)	200	06/18/2015	3.24%
Certificates of deposit (unsecured) (2)	600	06/18/2015	3.24%
Certificates of deposit (unsecured) (2)	100	06/18/2015	3.24%
Certificates of deposit (unsecured) (2)	500	06/18/2015	3.24%
Certificates of deposit (unsecured) (2)	200	06/18/2015	3.24%
Certificates of deposit (unsecured) (2)	28	06/26/2015	2.96%
Certificates of deposit (unsecured) (2)	2,000	05/07/2015	3.25%
Certificates of deposit (unsecured) (2)	18	01/14/2015	2.96%
Certificates of deposit (unsecured) (2)	50	07/23/2015	2.96%
Certificates of deposit (unsecured) (2)	16	08/28/2015	2.96%
Certificates of deposit (unsecured) (2)	9	10/28/2015	2.96%
Certificates of deposit (unsecured) (2)	2	08/28/2015	2.96%
Certificates of deposit (unsecured) (2)	2	08/28/2015	2.96%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured) (2)	5	04/23/2015	1.00%
Certificates of deposit (unsecured) (2)	179	01/02/2015	0.34%
Certificates of deposit (unsecured) (2)	145	01/06/2015	0.32%
Certificates of deposit (unsecured) (2)	117	01/08/2015	0.31%
Certificates of deposit (unsecured) (2)	267	01/05/2015	0.30%
Certificates of deposit (unsecured) (2)	116	01/13/2015	0.37%
Certificates of deposit (unsecured) (2)	115	01/15/2015	0.46%
Certificates of deposit (unsecured) (2)	70	01/16/2015	0.30%
Certificates of deposit (unsecured) (2)	88	01/20/2015	0.30%
Certificates of deposit (unsecured) (2)	138	01/20/2015	0.65%
Certificates of deposit (unsecured) (2)	133	01/06/2015	0.45%
Certificates of deposit (unsecured) (2)	442	01/20/2015	0.41%
Certificates of deposit (unsecured) (2)	166	01/23/2015	0.40%
Certificates of deposit (unsecured) (2)	123	01/13/2015	0.30%
Certificates of deposit (unsecured) (2)	146	01/27/2015	0.40%
Certificates of deposit (unsecured) (2)	103	01/02/2015	2.78%
Certificates of deposit (unsecured) (2)	84	01/29/2015	0.50%
Certificates of deposit (unsecured) (2)	1,916	02/24/2015	0.51%
Certificates of deposit (unsecured) (2)	7	05/27/2015	0.50%
Certificates of deposit (unsecured) (2)	2	07/31/2015	0.55%
Certificates of deposit (unsecured) (2)	66	05/27/2015	0.50%
Structured bank bonds (3)	20	10/15/2015	Guaranteed rate subject to IBEX 35
Structured bank bonds (3)	5	08/04/2015	TIIE
Structured bank bonds (3)	8	08/18/2015	TIIE
Structured bank bonds (3)	11	01/20/2015	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	58	08/26/2015	TIIE
Structured bank bonds (3)	100	01/08/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	20	01/06/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	18	01/13/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	11	01/30/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	28	01/05/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	23	02/17/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	87	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	50	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	10	05/26/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	20	06/08/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	9	06/18/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	25	06/19/2015	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	16	06/24/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	812	06/29/2017	Guaranteed rate subject to IBEX 35
Structured bank bonds (3)	55	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	237	08/24/2016	Guaranteed rate subject to HSCEI y S&P 500
Structured bank bonds (3)	362	09/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	15	09/09/2015	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	35	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds (3)	106	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds (3)	1,480	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	248	11/17/2016	Guaranteed rate subject to IBEX 35
Structured bank bonds (3)	590	08/03/2017	Guaranteed rate subject to Euro SX5E

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Structured bank bonds (3)	528	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	584	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Senior notes	14,482	11/09/2022	4.125%
Unsecured bonds (4)	1,700	03/09/2021	8.91%
Unsecured bonds (4)	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds (4)	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds (4)	979	11/23/2017	9.05%
Promissory notes (6)	2,000	01/02/2015	2.96%
Promissory notes (6)	5,000	01/02/2015	3.00%
Promissory notes (6)	3,000	01/02/2015	3.05%
Promissory notes (6)	5,000	01/02/2015	3.08%
Promissory notes (6)	750	01/07/2015	3.00%
Promissory notes (6)	52	02/13/2015	3.03%
Promissory notes (6)	2,000	01/23/2015	3.09%
Promissory notes (6)	64	01/05/2015	2.96%
Mortgage-backed bonds (5)	223	05/25/2032	5.00%
Mortgage-backed bonds (5)	13	05/25/2032	6.40%
Tier II Subordinated Capital Notes	19,032	01/30/2024	5.95%
	77,940
Transaction costs and accrued interest	583
Total debt securities outstanding	78,523

(1)	Equals funding amounts taking into consideration redemptions. See note 21 to our audited financial statements.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados. .

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

(6)	Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

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

The 2024 Notes

In December 2013, our subsidiary, Banco Santander Mexico, issued Basel III compliant Tier 2 Subordinated Capital Notes in an aggregate principal amount of U.S.$1.3 billion under an indenture dated December 19, 2013, which we refer to as the 2024 notes. Our parent, Banco Santander Parent, purchased 75% or U.S.$975 million of the aggregate principal amount of the 2024 notes. The 2024 notes were issued at an issue price of 99.235%.  The 2024 notes mature on January 30, 2024, and bear interest at a rate per annum equal to 5.95%.  Interest is paid semi-annually in arrears on January 30 and July 30 of each year.  The net proceeds from this issuance were used for general corporate purposes, including to enhance our capital in connection with the December 2013 cash dividend payment. See Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy. After consummation of the 2024 notes offering and the payment of the December 2013 cash dividend the Bank maintains a Tier 1 capital ratio of 12.8 and a Tier 2 capital ratio of 3.2.

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

The Mexican economy continues to be influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  The U.S. economy posted significant gains in 2014 and exports to that economy were the main source of growth for the Mexican economy during the year. Nevertheless, the strengthening of the U.S. economy might result in a normalization of its monetary policy, which could increase volatility in the financial markets and affect growth, exchange rates, interest rates and credit demand in Mexico, and would be reasonably likely to have a material adverse effect on our financial condition and results of operations.

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

We provide customers with off-balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  These loan commitments totaled Ps.139,152 million, Ps.140,643 million and Ps.128,785 million as of December 31, 2012, 2013 and 2014, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012		2013		2014
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	139,152	Ps.	140,643	Ps.	128,785
Assets in trust or mandate:
Trusts		125,954		133,101		135,497
Mandates(1)		1,580		274		247
Assets in custody or under administration(2)		3,561,696		3,543,470		3,193,157
Subtotal	Ps.	3,828,382	Ps.	3,817,488	Ps.	3,457,686
Collateral received	Ps.	71,296	Ps.	99,277	Ps.	51,680
Collateral received and sold or pledged as guarantee(3)		53,788		50,891		26,794
Investment banking transaction on behalf of third parties (net)(4)		393,983		565,081		415,726
Subtotal		519,067		715,249		494,200
Total	Ps.	4,347,449	Ps.	4,532,737	Ps.	3,951,886

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)
Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party.  This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.	Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2014.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	294,063	Ps.	-	Ps.	-	Ps.	-	Ps.	294,063
Time deposits		153,473		38		30		23		153,564
Bank and other loans(1)		21,193		3,692		11,824		8,892		45,601
Marketable debt securities(1)		32,281		4,100		988		16,402		53,771
Subordinated liabilities		475		-		-		18,971		19,446
Reverse repurchase agreements		103,478		-		-		-		103,478
Short positions		41,953		-		-		10		41,963
Operating lease obligations		414		1,324		1,728		3,581		7,047
Sundry creditors and other payables		30,853		326		-		-		31,179
Contractual interest payments(2)		15,870		5,904		5,166		7,231		34,171
Total	Ps.	694,053	Ps.	15,384	Ps.	19,736	Ps.	55,110	Ps.	784,283

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2014.

(2)
Calculated for Demand deposits, Time deposits, Bank and other loans, Marketable debt securities and Subordinated liabilities assuming a constant interest rate as of December 31, 2014 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors is currently comprised of thirteen directors and eight alternate directors.  The directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be re-elected.  Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assumed office.

Under our bylaws and in accordance with the Mexican Financial Groups Law, at least 25% of the members of our Board of Directors have to be independent.  Independence is determined in accordance with Article 24 of the Mexican Financial Groups Law, and our bylaws.  The CNBV may contest the determination made by our shareholders as to the independence of our directors.  We have not determined whether any of our directors or any of the members of our committees other than the Audit Committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange.

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

There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F.  Series B shares can be freely subscribed.  Series F shares can be acquired directly or indirectly only by Banco Santander Parent and can be sold only with the previous authorization of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), unless such shares must be transferred to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) as collateral or as property.  Both categories of directors have the same rights and obligations.

In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage.  Series B shareholders have the right to appoint the remaining directors and their alternates.

The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general shareholders’ meeting on April 28, 2015 for a period of one year.  The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, México.

Name	Position	Series	Director Since
Carlos Gómez y Gómez	President	Series F	1992
Marcos Alejandro Martínez Gavica	Director	Series F	1997
Rodrigo Echenique Gordillo	Director	Series F	2015
José Doncel Razola	Director	Series F	2015
Carlos Fernández González	Director	Series F	2003
Rodrigo Brand de Lara	Director	Series F	2012
Francisco Javier Hidalgo Blázquez	Alternate Director	Series F	2014
Pedro José Moreno Cantalejo	Alternate Director	Series F	2006
Fernando Borja Mujica	Alternate Director	Series F	2015
Vittorio Corbo Lioi	Alternate Director	Series F	2012
Guillermo Güemez García	Independent Director	Series F	2012
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series F	2009
Fernando Solana Morales	Independent Director	Series B	2003

Fernando Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Gina Lorenza Diez Barroso Azcárraga	Independent Director	Series B	2014
Enrique Krauze Kleinbort	Independent Alternate Director	Series B	2010
Antonio Purón Mier y Terán	Independent Alternate Director	Series B	2009

The Secretary of the Board of Directors is Alfredo Acevedo Rivas and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Carlos Gómez y Gómez is the Chairman of our Board of Directors and Chairman of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario, Santander Vivienda. He has been a member of the Boards of Directors of Grupo KUO, S.A.B. de C.V. and DINE, S.A.B. de C.V., Gestión Santander, Grupo Yoreda, S.A. de C.V., Grupo Ceslo, S.A. de C.V., Grupo Dupuis, S.A. de C.V., Club de Industriales, A.C., Club de Banqueros de México, A.C. (Mexican Banking Club), Club de Golf Chapultepec, S.A., Consejo Mexicano de Asuntos Internacionales, A.C., Estudia Más S.A.P.I. de C.V. and Fundación Beca, A.C.  From 2005 to 2008, he served as the Vice-Chairman of the Board of Directors of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and from 2006 to 2007 he was a member of the Board of Directors of Consorcio Aeroméxico, S.A.B. de C.V.  He was Chairman of the Asociación de Banqueros de México, A. C.  (Mexican Banking Association) from 1998 to 2000, President of the Club de Banqueros de México, A. C. (Mexican Banking Club) from 1994 to 2000, Vice President of the Asociación de Banqueros de México, A. C. (Mexican Banking Association) from 1992 to 1997 and Chairman of the Board of Directors of Casa de Bolsa InverMéxico, S.A. de C.V. from 1986 to 1991.  He holds a degree in Business Administration from Universidad Anáhuac.

Marcos Alejandro Martínez Gavica is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He is our and Banco Santander Mexico’s Executive President and Chief Executive Officer. He was a member of the Board of Directors of Gestión Santander from 2002 to 2013 and  President of the Asociación de Bancos de México, A. C. (Mexican Banking Association) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management.  He holds a degree in Chemical Engineering from Universidad Iberoamericana and a Masters in Administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial.

Rodrigo Echenique Gordillo is a member of our Board of Directors and of the Boards of Directors of Banco Santander México, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. From 1999 to 2014 he served as a member of the Board of Directors and of the Executive Committee of Banco Santander Parent, as well as a certain other committees. During that time he also served as Vice President of Banco Banif, S.A., President of Allfunds Bank, President and Vice President of SPREA, a member of the Boards of Directors of Santander International and Santander Investment, Executive Vice President of Banco Santander Parent, President of N.H. Hotels, S.A., Vallehermoso, S.A., Lar, S.A., Vocento, S.A., and a Director of Inditex, S.A. He also served as a member of the Board of Directors for various industrial and financial organizations, including Ebro Azúcares y Alcoholes, S.A., Industrias Agrícolas, S.A., SABA, S.A., Accenture, S.A., Lucent Technologies and Quercus y Agrolimen, S.A. He also served as a member of the Executive Committee and Board of Governors of the Fundación Banco Santander and other charitable organizations. From 1994 to 1999, he served as a member of the Board of Directors and Executive Committee of Banco Santander Parent, serving on all Board committees. During that time he also served Vice President of Business and Investment for Banco Santander Parent. From 1984 to 1994, he served as Subdirector General of Banco Santander México and Deputy Director General, and in 1988 he was appointed to Banco Santander Parent’s Board of Directors and named Executive Director and a member of the Executive Committee. From 1976 to 1983, he held several positions at Banco Exterior de España, including as Manager of Legal Services, Deputy Director General and as a member of the Planning Committee. From 1973 to 1976, he served in various positions in the Spanish government, including with the Treasury Departments of Pontevedra and Madrid, Secretary General of Telecommunications and Technical Adviser to the executive administration. He holds a law degree from the Universidad Complutense de Madrid.

Jose Francisco Doncel Razola is a member of our Board of Directors and of the Board of Directors of Banco Santander México, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. In 2014 he served as Director of the Corporate Division of Public Accounts and Management Control of Banco Santander Parent. From 2013 to 2014, he served as Director of the Corporate Division of Internal Audits, as well as a member of the Boards of Directors of various companies within our organization (such as Santander Seguros, Santander Pensions, Santander Asset Management, Santander Real Estate and Bansalud). In 2013 he served as Deputy Director General of the Management Control Area of the Spanish Commercial Bank BCE Division of Banco Santander Parent. From 1993 to 2013 he held several positions at Banco Santander Parent, including Assistant Director of Public Accounts, Deputy Director General of Public Accounts, Management Control, Financial Control and Margin Management, and member of the Board of Directors of the Santander Group, serving on several Board Committees. During that time he also served as President and a member of the Board of Directors for various banks and businesses within Grupo Banesto, including Banesto Banco de Emisiones, S.A., Banesto Holdings, S.A. From 1989 to 1994, he served as Director of Public Accounts for Banco Santander Parent and as a member of the Boards of Directors of various affiliates of the Santander Group. From 1984 to 1989, he worked for Arthur Andersen Auditores, S.A., Division of Financial Institutions and was a member of the Division of Computer Audit. He holds a degree in Economic and Business Sciences from the Universidad Complutense de Madrid.

Carlos Fernández González is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario, Santander Vivienda and Banco Santander Parent. He currently serves as President of the Board of Directors of Finaccess, S.A.P.I. de C.V. and is a member of the Board of Advisors of Chrysler México. He acted as Chief Executive Officer and Chairman of the Board of Directors of Grupo Modelo, S.A. de C.V.  He is also a member of the Boards of Directors of Emerson Electric Co. and Grupo Televisa, S.A.B. de C.V.  He has served as a member of the Board of Directors of several companies, including Anheuser Busch, Seeger Industrial, Crown Imports, Grupo ICA and the Mexican Stock Exchange. He holds a degree in Industrial Engineering from Universidad Anahuac, completed Proficiency Program AD2 from the Instituto Panamericano de Alta Dirección Empresarial and has participated in diverse seminars on financial engineering, marketing and industrial relations among others.

Rodrigo Brand de Lara is a member of our Board of Directors and the Boards of Directors of Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda and was appointed Deputy General Director of Institutional Relationships and Communication for Banco Santander Mexico in 2011.  In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores).  From 2006 to 2010, he was the head of the Social Communication Unit and the Spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB.  Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000.  From 1996 to 1999, he was an Economist in Mexico for Deutsche Morgan Grenfel and during 1996 he was also an Advisor to the Deputy Director of Financial Engineering of BANOBRAS.  Mr. Brand de Lara graduated with a degree in Economics from Instituto Tecnológico Autónomo de México.

Francisco Javier Hidalgo Blázquez is an alternate member of our Board of Directors and a member or the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. Mr. Hidalgo Blázquez was appointed Vice President of Retail Banking of Banco Santander Mexico in 2014. From 2013 to 2014 he served as Deputy General Director of Commercial and Individual Banking for Banco Santander Parent. From 2012 to 2013 he served as Executive Vice President of the Americas Division of Banco Santander Parent. From 2010 to 2012 he served as President and CEO of Grupo Financiero Santander Puerto Rico. From 2005 to 2013, Mr. Hidalgo Blázquez served as Deputy Director of Global Wholesale Banking and the Commercial Division, Deputy Director of the Americas Division, Deputy General Manager of Global Banking and Markets Division, Deputy General Manager of the Retail Banking Division and Managing Director of Global Wholesale Banking Division at both the regional and global levels, all for Banco Santander Parent. He also served as Director in various areas of Banque Nationale de Paris from 1982 to 1991. He graduated in Law from the Complutense University of Madrid and has an MBA from IESE, Barcelona.

Pedro José Moreno Cantalejo is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He was appointed Banco Santander Mexico’s Vice President of Administration and Finance in

October 2010. From 2006 to 2010, he acted as Banco Santander Mexico’s Deputy General Director of Finance. From 2004 to 2006, he acted as a member of the Board of Directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd. and Santander Consumer Bank (Poland), among others.  During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Parent. From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Parent. In 1991, he joined the Santander Group, working in Grupo Hispamer Grupo Financiero holding various positions until 1998, when he became Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano. From 1991 to 1998 he also served as Director of Organizational Control and Systems for Mercedes Benz Leasing and Funding. Mr. Moreno Cantalejo started his career in the banking industry in 1985 as Chief of Administration at GESBICA Caja Postal de Ahorros – Madrid.  He holds a degree in Economic and Business Sciences from Universidad Autónoma de Madrid, a Masters in Management of Financial Entities from the Centro de Estudios Comerciales (CECO), and MBAs from the Executive and Senior Executive Programs from the Escuela de Negocios (ESDEN).

Fernando Borja Mujica has served as General Legal Director of Banco Santander Mexico since 2014. From 2004 to 2014, he was general counsel for Banco Nacional de México. From 1988 to 1998 he held several positions in the SHCP, including General Director of Banking Institutions. From 1998 to 2004 he was a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C. Mr. Borja Mujica has held various federal government banking and finance positions. He was also a member of the Governor’s Board of the National Banking and Securities Commission and of the Insurance and Bonding National Commission and served as member of several financial institutions, including Shares and Securities, Afore Banamex (member of the investment committee) and Impulsora de Fondos Banamex. He was the secretary of the boards of Grupo Financiero Banamex and Banco Nacional de México, S.A. He holds a law degree from Escuela Libre de Derecho and a Masters in comparative law from Georgetown University.

Vittorio Corbo Lioi is an independent member of our Board of Directors and of the Board of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He is a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of Economics at the Pontificia Universidad Católica de Chile and at the University of Chile. From 2011 to 2014 he was a member of the Board of Directors of Banco Santander, S.A. in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A. and Compañía Cerveceras Unidas in Chile. He is the President of the management committee of SURA Chile, a financial consultant to certain companies, and an advisor to the World Bank, the International Monetary Fund and the Center for Social and Economic Research.  He is the President and main shareholder of Vittorio Corbo y Asociados. From 2003 to 2007, he was the President of the Central Bank of Chile.  From 2000 to 2003 he served on the Board of Directors of the Global Development Network. From 2000 to 2002 he served as Vice President of the International Economics Association. From 1991 to 2003, he was a full-time professor of Economics at the Pontificia Universidad Católica de Chile.  From 1984 to 1991, he served in several management positions at the World Bank.  He was also Professor of Economics at the Concordia University in Montreal, Canada from 1979 to 1982 and a lecturer at Georgetown University from 1986 to 1991.  Mr. Corbo Lioi holds a degree in Commercial Engineering from the University of Chile (with honors) and a doctorate in Economics from MIT. He has also completed post-doctoral research at MIT.

Guillermo Güemez García is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and  Santander Vivienda. He is an independent member of the Board of Directors and member of the investment committee of ING AFORE. He is also an independent member of the Board of Directors and President of the audit committee of Zurich Compañía de Seguros S.A. He previously served as a member of the Board of Directors of Zurich Santander México, S.A. In addition, he is a member of the strategy and finance committee of Nacional Monte de Piedad, a member of the Board of Directors of GEUPEC S.A. de C.V. and a member of the senior advisory board of Oliver Wyman. He is the President of the advisory committee of the Economics and Business Administration school of the Universidad Panamericana. He was Deputy Governor of the Mexican Central Bank and President of the responsibilities commission of the Mexican Central Bank from 1995 to 2010.  He was a cabinet member of the CNBV from 2007 to 2010, an alternate cabinet member of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 1997 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (Mexico-USA-Canada) from 1991 to 1993.  He held several executive positions at Banamex from 1974 to 1990.  He has a degree with honors in Civil Engineering from the Universidad Nacional Autónoma de México.  He holds a master’s degree in Science from Stanford University.

Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is the Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the Board of Directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the Boards of Directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the Board of Directors of the Mexican Stock Exchange.  He is a member of the compensation committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  He holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied Business Management at the Instituto Panamericano de Alta Dirección Empresarial.

Juan Ignacio Gallardo Thurlow is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is the Chairman of the Board of Directors of Grupo GEPP (Pepsicola bottling group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the Boards of Directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc.  He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL).  He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico).  From 1978 to 1989, he was Chairman of the Board of Directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the Board of Directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is a member of the Boards of Directors of Grupo Financiero Asecam, S.A. de C.V.,  Industrial Formacero, S.A. de C.V., La Ideal S.A. de C.V. and Aceros La Ideal S.A. de C.V.  Mr. Carredano Fernández also served as Chairman of the Board of Directors of Misa de México, S.A. de C.V. and Distribuidora de Manufacturas, S.A.  He was a member of the Board of Directors of Seguros Génesis, S.A. from June 1995 to October 1998.  He holds a Public Accountant degree from the Universidad Iberoamericana.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario,  Santander Consumo and Santander Vivienda.  He was the chief executive officer of Petróleos Mexicanos from December 2006 to September 2009.  He is the Executive President of StructurA.  He is a member of several Boards of Directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.).  He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012.  He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico.  From 1994 to 1995, he was the General Director of Banobras.  From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC.  Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM.  He earned a doctorate degree in Economics from MIT.

Fernando Solana Morales is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He serves on the Boards of Directors of various companies, including Solana Consultores, S.A. de C.V., Impulsora de Desarrollo y Empleo en América Latina, S.A. de C.V., Acrosur, S.A. de C.V., Teléfonos de México, S.A.B. de C.V., Grupo Carso, S.A.B., Siglo XXI Editores S.A. de C.V., Consejo Mexicano de Asuntos Internacionales S.A. de C.V. and Fresnillo plc.  From 1976 to 1977, he served as the Secretary of Commerce of Mexico.  From 1982 to 1988, he acted as the Chief Executive Officer of Banco Nacional de México.  From 1988 to 1993, he served as the Mexican Minister of Foreign Affairs.  From 1994 to 2000, he was a  member of the Mexican Senate.  He is the Chairman of the Board of Directors and Chief Executive Officer of Solana y Asociados.  He has degrees in Engineering, Philosophy, Business Administration and Public Policy from the Universidad Nacional Autónoma de México.

Fernando Ruiz Sahagún is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He also serves on the Board of Directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V.  Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives).  He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its Board.  He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel.  He holds a degree in Public Accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda. He is a member of the Board of Directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados.  He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999.  From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.  Mr. Torrado holds a degree in Accounting from the Instituto Tecnológico Autónomo de México.  He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. She is the founder and Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012-2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in Mexico.  She is currently a member of the boards of management of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Santander Consumo, Santander Hipotecario and Santander Vivienda.  He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years. He is the author of multiple documentaries and television series on Mexican history. In September 2007, he was honored by the Universidad Autónoma de Nuevo León with a doctorate honoris causa. In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico. In April 2005, he became a member of the Colegio Nacional. In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio. He obtained the Premio Comillas biography award in Spain in 1993. In 1990 he was inducted into the Mexican Academy of History. Mr. Krauze Kleinbort holds a degree in Industrial Engineering from UNAM and a doctorate degree in History from El Colegio de México.

Antonio Purón Mier y Terán is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario, Santander Consumo and Santander Vivienda.  He is also a member of the Board of Directors of Zurich Santander Seguros México, S.A.  He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists.  He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years.  He was professor of training courses to McKinsey’s partners and was in charge of the partners’ coaching program at a worldwide level.

He is a member of the Board of Directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana.  Mr. Purón Mier y Terán holds a Master’s in Business Administration from Stanford University and a degree in Chemical Engineering from the Universidad Iberoamericana.  Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

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

Executive Officers	Position	Year of appointment to current position
Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer	1997
Pedro José Moreno Cantalejo	Vice-president of Administration and Finance	2010
Francisco Javier Hidalgo Blázquez	Vice-president of Retail Banking	2014
Fernando Borja Mujica	General Legal Director	2014
Eduardo Fernández García-Travesí	General Counsel	2006
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Estanislao de la Torre Álvarez	Deputy General Director of Operation Technology and Quality	2006
Roberto D’Empaire Muskus	Deputy General Director of Risks	2013
Juan Garrido Otaola	Deputy General Director of Wholesale Banking	2013
José Antonio Alonso Mendívil	Deputy General Director of Commercial Strategy	2011
Rodrigo Brand de Lara	Deputy General Director of Institutional Relationships and Communication	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	2013
Jorge Alberto Alfaro Lara	Deputy General Director of Payment Systems and Credit Individual Banking	2005
Juan Ramón Jiménez Lorenzo	Executive Director of Internal Audit	2014
Alfonso Sánchez de Pazos	Deputy General Director of Private Banking	2013
Juan Pedro Oechsle Bernos	Deputy General Director of Individual Banking and SME	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources, Organization and Costs	2011

Set forth below are the biographies of our executive officers that are not members of our Board of Directors.

Emilio de Eusebio Saiz was appointed Deputy General Director of Intervention and Control Management at Grupo Financiero Santander Mexico since December 2010 after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990.  Mr. Eusebio Saiz holds a degree in Economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

Estanislao de la Torre Álvarez has been our Deputy General Director of Technology, Operations and Quality since 2013.  He previously served as Deputy General Director of payment systems from 2006 to 2013, CEO of Altec México from 2004 to 2006 and Executive Director of Operations for Grupo Financiero Santander Mexico from 1998 to 2004.  He holds a master’s degree in Public Accounting from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

Juan Garrido Otaola has served as Deputy Director of Global Wholesale Banking of Grupo Financiero Santander Mexico since 2013.  He previously served as Managing Director in Banco Santander Parent in European Fixed Income and Currency Sales from 2011 to 2012, Corporate Sales from 2009 to 2011, Iberia Retail Treasury Products from 2008 to 2009 and Spain Corporate Sales from 2005 to 2008.  Prior to joining the Santander Group he worked for Banco Portugues de Investimento from 2004 to 2005 and J.P. Morgan in Equity Sales Trading, futures and options, money market trading, interest rates and FX from 1996 to 2004.  He is a Business Administration graduate from Suffolk University, Boston, Massachusetts and has an MBA from ESEUNE, Bilbao, Spain.

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Business and Institutional Banking for Grupo Financiero Santander México in 2013.  Beginning in 1993 he has held the following positions in the Santander Group: Regional Executive Director of Business and Institutional Banking from 2009 to 2013; Western Region Executive Director from 2008 to 2009; Executive Director of Business and Institutional Banking from 2007 to 2008; Regional Director from 1998 to 2006; Regional Director of Company Banking from 1997 to 1998; Regional Business Director from 1995 to 1997; and Director of Corporate Banking from 1993 to 1995. Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1992 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1988.  Pablo Fernando Quesada Gómez graduated with a degree in Business Administration from the Universidad del Valle of Atemajac, Guadalajara.

Jorge Alberto Alfaro Lara has served as Deputy General Director of Payment Systems since 1996.  Prior to joining the Santander Group, Mr. Alfaro Lara was the Executive Director of Banking Cards at Grupo Financiero Inverlat (México) from 1993 to 1996, and served on the boards of directors of Total System de México, S.A., Controladora Prosa, S.A. and Transunion de México, S.A.  Mr. Alfaro Lara began his career as Vice President of Operations for American Express in 1986.  He studied Civil Engineering at Texas A&M University and received his master’s degree in Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico.

Alfonso Sánchez de Pazos was appointed the Deputy General Director of Private Banking in 2013. He previously served as Executive Director of Global Transactional Banking from 2008 to 2013 and Executive Director of Corporate Products from 2006 to 2008.  Before joining Grupo Financiero Santander Mexico, he was a Product Director at Banco Santander Parent from 2002 to 2005.  From 1998 to 2002, he was the Executive Director of International Banking, Factoring and Leasing for Banco Santander Mexico.  He worked at Banco Santander Parent as a Corporate Banking Account Executive from 1991 to 1997 and as a retail employee from 1987 to 1991. He has a law degree from the Universidad Autónoma de Madrid and has an MBA from Escuela Europea de Negocios and a Master of Internacional Commerce from Universidad Complutense de Madrid.

Juan Pedro Oechsle Bernos was appointed Deputy General Director of Individual and SME Banking in 2011.  He was previously a member of the Board of Directors of Seguros Santander.  Between 2010 and 2011, Mr. Oechsle was Chief Executive Officer of the Banco Santander Hong Kong Branch.  From 2003 to 2010, he had several managerial responsibilities in Banco Santander Mexico, including Executive Director for South and Southeastern regions, Executive Director of Business and Institutional Banking and Director of Corporate Banking.  Prior to this he was responsible for Structured Transactions in Santander Brazil and led the Cost Efficiency Department in Santander Puerto Rico.  Prior to joining Banco Santander, Mr. Oechsle worked for Citibank Corporate Banking and Banco Wiese in Peru.  Mr. Oechsle holds a degree in Business Administration with a major in Finance from the University of Texas at Austin and has completed graduate studies in Banking and Finance at Fundação Dom Cabral (Brazil).

Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources, Organization and Costs in 2013.  He has also held the following positions at Banco Santander Mexico: Deputy General Director of Human Resources from 2011 to 2013; Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; and Executive Director of Corporate Resources from 2000 to 2007. Prior to that he held the following positions at Grupo Financiero Serfin: Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to 1996; and Subdirector of Company Banking in 1993.  Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico), Account Executive in the Corporate Finance Division of Banamex from 1989 to 1990 and a Credit Analyst from 1986 to

1989.  Mr. Mondragón Domínguez has a degree in Finance from ITAM, a master’s degree in Economics from the University of London (Queen Mary’s College) and a degree in Economics from ITAM.

Roberto D’Empaire Muskus was appointed Deputy General Director of Risk of Grupo Financiero Santander Mexico in 2014. He previously served as a Director in various areas of the Global Risk Unit of Banco Santander S.A. from 2006 to 2014. He serves as the Chairman of the Risk Committee for Retail Banking Business, the Board of Banco Santander de Negocios de Colombia and the Board of Banco Santander Panama. He was also Vice President of Banco Venezuela – Santander Group from 1998 to 2006. Mr. D’Empaire Muskus graduated with a degree in Economics from the Universidad Católica Andrés Bello in Venezuela and has an MBA from Cornell University.

Juan Ramón Jiménez Lorenzo has served as the Executive Director for Audits at Grupo Financiero Santander Mexico since 2014. He was responsible for the Internal Audit Division in Banco Santander Río, S.A. (Argentina) from 2012 to 2014 after being the Director of the Credit, Operational and Regulatory Internal Audit Division in Banco Santander México from 2005 to 2012. He previously worked in the Internal Audit Division of Banco Santander, S.A. and Banesto, S.A. from 1996 to 2005. He began his career in Europcar, S.A. as an assistant in the Financial Department from 1993 to 1994. He holds a degree in Business Administration from Universidad CEU San Pablo (Madrid) and a doctor’s degree in Public Taxation from Universidad Complutense de Madrid.

José Antonio Alonso Mendívil has served as Deputy General Director of Commercial Strategy for Banco Santander Mexico since 2011. From 2007 to 2011, he held several positions within the Santander Group, including Deputy General Director of Individual and SME Banking, Executive Regional Director for Retail, SME and Middle Market Corporates (Metropolitan area) and Executive Director of SME and Mortgage. Prior to joining the Santander Group, Mr. Alonso was Executive Regional Director (Western Division) at Banorte from 2006 to 2007, Executive Regional Director of Middle and Large Domestic Corporates (Metropolitan area) from 2002 to 2006, and held several other retail and business banking positions at Banorte, Banca Promex and Bancomer from 1986 to 2002.  Mr. Alonso is also a member of the Board of Directors of Zurich-Santander Seguros Mexico and Gestión Santander Fondos México. He has a Business Administration degree from Universidad Intercontinental in México and an MBA from Universidad de Monterrey.

B.	Compensation

The aggregate amount of compensation and benefits to our executive officers during fiscal year 2014 was Ps.339 million. For the same period, the independent directors who are members of our Board of Directors and the Audit Committee, Corporate Practices, Nominating and Compensation Committee, Comprehensive Risk Management Committee and Remuneration Committee received an aggregate compensation of Ps.11 million.  Our directors are not entitled to benefits upon termination of employment.

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

Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees.  The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.468 million as of December 31, 2014.

Banco Santander Parent paid a fixed fee in the aggregate amount of approximately Ps.123.4 million to 34 members of our management upon the closing of the 2012 global offering.

Share Compensation Plans

Performance Share Plan Payable in Shares of Banco Santander Parent

Banco Santander Parent’s shareholders have approved a multi-year incentive plan payable in shares of Banco Santander Parent for the benefit of the Santander Group’s executive officers, other members of management and any other executives.  This plan is approved by the shareholders of Banco Santander Parent and the beneficiaries are designated by the board of directors of Banco Santander Parent or, when so delegated by the board of directors, the executive committee of the board of directors of Banco Santander Parent.  The expenses associated with this plan are borne by us and are part of the overall compensation of the beneficiaries of the plan.  Approximately 6% of the participants in this plan are in Mexico.

Except for the first performance cycle, which lasted for two years (Plan I-09), the performance cycles last for approximately three years each.  The most recent cycle began on July 1, 2011 and expired on June 30, 2014. During 2014 and 2013, no awards under the plan were granted.

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

In January 2012, the Board of Directors of Banco Santander Parent approved the rules applicable to Plan I-14.

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

Approximately 300 of our senior officers are eligible for these incentive awards.  A variety of factors are considered in determining eligibility and the size of each eligible officer’s incentive award under this plan, including each person’s position within our corporate hierarchy, level of client engagement and relationship, ability to generate income and influence results, overall business impact and business-critical or strategic roles.  Additionally, management members identified through our talent mapping program as having high potential with a track record of outstanding performance are considered eligible.  Eligibility for the compensation plan payable in shares of Grupo Financiero Santander Mexico is determined independently of eligibility for the performance share plan payable in shares of Banco Santander Parent.

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

During September 2014, the performance criteria were 97% achieved. The second payment of the incentive award was proportionally granted to all eligible executives. The total aggregate cash payment amounted to Ps.130.9 million and was granted to 277 executives.

See notes 42.c and 6.e to our audited financial statements for information about this compensation plan and accounting for these incentive awards, respectively.

Corporate performance shares plan of Banco Santander Parent 2014

The shareholders’ meeting of Banco Santander Parent approved on March 28, 2014, a new share-based payment plan applicable only to a certain group of executives (known as the “identify staff”) in each country.

The plan is denominated “Corporate performance shares plan” and provides for compensation tied to the performance of the stock of Banco Santander Parent, as established in the Annual Shareholders’ Meeting of Banco Santander Parent. This multiannual performance plan is payable in shares of the Group with annual deliveries of shares to the beneficiaries during a period of three years beginning in July 2015.

The total number of shares for each beneficiary was established in early 2015 based on Banco Santander Parent’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage (0% to 100%) of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) conditioned on Banco Santander Parent’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 - 2016 for the second tranche and 2014 – 2017 for the third tranche) against that of a peer group of financial institutions.

As of December 31, 2014, we have not recognized any expense with respect to this plan in our audited financial statements.

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

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6.  Each of our current members of the Board of Directors was elected at our general shareholders’ meeting on April 28, 2015 for a period of one year.

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

Certain invitees (invitados habituales) also attend the meetings of our Audit Committee on a regular basis.  Invitees may participate in meetings without voting rights, and the President of the Audit Committee has discretion to ask them to leave.  The current regular invitees of our Audit Committee are:

Name	Position
Juan Ramón Jimenez Lorenzo	Executive General Director of Internal Audit
Guillermo Roa Luvianos	External Auditor
Ricardo García Chagoyan	External Auditor

The Secretary of the Audit Committee is Alfredo Acevedo Rivas and the Assistant Secretary of our Audit Committee is Fernando Borja Mujica.

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

The current members of our Corporate Practices, Nominating and Compensation Committee are:

Members	Position
Antonio Purón Mier y Terán	Member (Independent Director) and President
Fernando Ruiz Sahagún	Member (Independent Director)
José Eduardo Carredano Fernández	Member (Independent Director)
Alberto Torrado Martínez	Member (Independent Director)

The Secretary of the Corporate Practices Committee is Alfredo Acevedo Rivas and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Fernando Borja Mujica.

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

Comprehensive Risk Management Committee

Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law.  This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors.  In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Organizational Structure” for additional information about the committee’s activities.

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Francisco Javier Hidalgo Blázquez	Vice President of Retail Banking
Pedro José Moreno Cantalejo	Vice President of Administration and Finance
Roberto D’Empaire Muskus	Deputy General Director of Credit
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Juan Garrido Otaola	Deputy General Director of Global Banking & Markets Mexico

*	No voting rights.

Certain invitees (invitados habituales) also attend the meetings of our Comprehensive Risk Management Committee on a regular basis.  Invitees may participate in meetings at the discretion of the President and without voting rights.  The current regular invitees of our Comprehensive Risk Management Committee are: Estanislao de la Torre Alvarez, Guillermo Alfonso Maass Moreno, Fernando Borja Mujica and Emilio de Eusebio Saiz.

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

The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Roberto D’Empaire Muskus	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo	Executive General Director of Internal Audit
Fernando Borja Mujica	General Legal Director

The Secretary of the Remuneration Committee is Alfredo Acevedo Rivas.

D.	Employees

As of December 31, 2014, on a consolidated basis we had 16,427 employees, an increase of 15.2% since December 31, 2013.  We classify our employees as executives, professionals and administrative employees.  Executives include the top management. Professionals are middle-management personnel.  The remainder of the employees are administrative employees. We are in the final stages of our intended plan to add 200 new branches to our branch network between the fourth quarter of 2012 and the first half of 2015. We opened 15 branches during the fourth quarter of 2012, 75 branches during 2013 and 95 branches during 2014. We expect to open an additional 15 branches during 2015.

We have traditionally enjoyed good relations with our employees and their union.  Of the total number of our employees, 3,609, or 21.9%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2014.  We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law.  In 2013, the collective bargaining agreement relating to both salaries and benefits was renewed, and in 2014 the collective bargaining agreement relating to salaries was renewed. Our collective bargaining agreement applies only to our unionized employees.  While terms of employment are generally the same for unionized and nonunionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2012, 2013 and 2014.

	As of December 31,
Employees	2012	2013	2014
Executives	107	110	113
Professionals	5,883	6,276	6,669
Administrative	7,395	7,874	9,645
Total	13,385	14,260	16,427

E.	Share Ownership

The following table provides the names of our directors and executive officers who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Carlos Gómez y Gómez	—	—	—
Marcos Alejandro Martínez Gavica	423,270	(1)	(1)
Carlos Fernandéz González	101,251	(1)	(1)
Rodrigo Brand de Lara	67,623	(1)	(1)
Francisco Javier Hidalgo Blázquez	195,995	(1)	(1)
Pedro José Moreno Cantalejo	302,556	(1)	(1)
Eduardo Fernández García-Travesí	40,129	(1)	(1)
Guillermo Güemez García	—	—	—
Joaquín Vargas Guajardo	—	—	—
Juan Ignacio Gallardo Thurlow	—	—	—
Vittorio Corbo Lioi	—	—	—
José Eduardo Carredano Fernández	—	—	—
Jesús Federico Reyes Heroles González Garza	—	(1)	(1)
Fernando Solana Morales	10,162	(1)	(1)
Fernando Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	—	—	—
Gina Lorenza Diez Barroso Azcárraga	—	—	—
Enrique Krauze Kleinbort	—	—	—
Antonio Purón Mier y Terán	—	—	—
Rodrigo Echenique Gordillo	—	—	—
José Doncel Razola	—	—	—
Emilio de Eusebio Saiz	66,790	(1)	(1)
Estanislao de la Torre Álvarez	133,705	(1)	(1)
Juan Ramón Jimenez Lorenzo	16,826	(1)	(1)
Juan Garrido Otaola	207,568	(1)	(1)
Roberto D´Empaire Muskus	42,911	(1)	(1)
Juan Pedro Oechsle Bernos	110,054	(1)	(1)
Jorge Alberto Alfaro Lara	146,920	(1)	(1)
Pablo Fernando Quesada Gómez	88,026	(1)	(1)
José Antonio Alonso Mendívil	86,149	(1)	(1)
Enrique Luis Mondragón Domínguez	73,778	(1)	(1)
Alfonso Sánchez de Pazos Gómez	30,683	(1)	(1)
Fernando Borja Mujica	53,959	(1)	(1)

(1)	Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

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

We are a subsidiary of Banco Santander S.A., or Banco Santander Parent.  The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2014, based on publicly available annual reports. The Santander Group had a gross margin of €42,612 million, core capital (BIS II) of 11.8% and a market capitalization of €88,041 million as of December 31, 2014, and net income attributable to shareholders of €5,816 million in 2014.  As of December 31, 2014, the Santander Group had 12,951 branches and a presence in 10 principal markets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of the date of this annual report on Form 20-F, Banco Santander Parent directly or indirectly owns approximately 74.97% of our total capital stock. Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Parent, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Banco Santander Parent is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.  Santusa Holding, S.L. and Santander Overseas Bank Inc. are affiliates of Banco Santander Parent and act in coordinated manner with Banco Santander Parent with respect to their shareholdings and the voting of their shares in our company.  We do not have a commercial relationship with Santusa Holding, S.L. because it is a holding company whose principal activity comprises holding shares of other companies.  Santusa Holding S.L. is wholly owned by Banco Santander Parent and Santander Holding Internacional S.A. (a holding company subsidiary of Banco Santander Parent).

The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Parent (1)	—	—	3,464,309,145	100.00%	51.05%
Santusa Holding, S.L. (2)	1,609,062,685	48.44%	—	—	23.71%
Santander Overseas Bank Inc. (3)	14,428,432	0.43%	—	—	0.21%
Carmignac Gestion (4)	217,249,670	6.54%	—	—	3.20%
Minority shareholders	1,481,344,981	44.59%	—	—	21.83%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

(1)
The address of Banco Santander Parent is Paseo de Pereda 9-12, Santander, Spain.  Banco Santander Parent, directly and indirectly through its subsidiaries, is the beneficial owner of 74.97% of our total capital stock.

(2)
Banco Santander Parent and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Parent) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively.  The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)
Holbah II Limited (Bahamas) (a company that is indirectly and wholly controlled by Banco Santander Parent through Parasant, S.A.) owns 100% of the shares of Santander Overseas Bank Inc. The address of Santander Overseas Bank Inc. is 207 Ponce de León, San Juan, Puerto Rico 00917-1818.

(4)
Carmignac Gestion filed with the SEC a Schedule 13G dated February 9, 2015. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 217,249,670 series B shares and sole dispositive power with respect to 217,249,670 series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

According to our depository bank, as of December 31, 2014, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2014, there were a total of 151 ADR holders of record and 211,399,880 ADRs outstanding, representing 1,056,999,400 Series B shares or 31.82% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Prior to the 2012 global offering, Banco Santander Parent owned 1,608,355,340 Series B shares, or 48.41% of our then-outstanding Series B shares. Banco Santander Parent sold 1,608,355,340 Series B shares (including in the form of ADSs) in the 2012 global offering, including Series B shares (including in the form of ADSs) sold to the underwriters pursuant to their option to purchase additional shares. Immediately after the 2012 global offering, Banco Santander Parent owned 0% of our then-outstanding Series B shares but continued to be our controlling shareholder due to its beneficial ownership of 3,464,309,145 Series F shares.

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

Loans to Related Parties

Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank.  Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities.  For purposes of these provisions, the term related parties refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries’ shares; (2) our or any of our subsidiaries’ principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any corporation in which our external auditors, our employees, holders of 2% or more of our shares, or we or any of our directors or officers holds 10% or more of the outstanding capital stock.  The majority of our Board of Directors must approve such loans.  Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law.  In addition, certain filings must be made with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) with respect to such loans.  Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank’s Tier 1 net capital are exempt from such provisions.  Loans to related parties may not exceed 35% of a bank’s Tier 1 Capital.  The CNBV may, upon request, grant exemptions from these provisions.  In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) has adopted rules which exclude from the category of loans to related parties loans granted to the Mexican government, provided that the recipient does not make a loan to a related party, and loans to our directors or officers if they fall within the minimum thresholds set forth above.  The SHCP rules also exclude from the category of loans to related parties loans to companies that provide ancillary services to us, meaning our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services, provided that such companies do not make a loan to a related party.  These three categories of loans are not considered for purposes of determining the 35% of Tier 1 Capital limit of our loan portfolio that may consist of loans to related parties, and do not require the prior approval of our Board of Directors.

As of December 31, 2014, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.73,238 million (U.S.$4,968 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) and Santander Vivienda for Ps.33,689 million (U.S.$2,285 million), Ps.27,263 million (U.S.$1,849 million) and Ps 2,234 million (U.S.$152 million), respectively, which were eliminated from the balance sheet on consolidation.  These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 88.81% of the loans granted to related parties have a credit quality of A1, 0.04% have a credit quality of B1 and 0.15% have a credit quality of C1.  Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits.  As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps.0.4 million, Ps.0.3 million and Ps.0.6 million as of December 31, 2012, December 31, 2013 and December 31, 2014, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps.85.2 million, Ps.84 million and Ps.69.7 million as of December 31, 2012, December 31, 2013 and December 31, 2014, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section.  As of December 31, 2012, December 31, 2013 and December 31, 2014, 98%, 90% and 87% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law.  The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•
The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 8%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2014 was 3.5%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2014
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)				Total amount outstanding
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding
	(Millions of pesos)
Officer 1	Ps.	43.1	Ps.	28.0	Ps.	—	Ps.	—	Ps.	28.0
Officer 2		5.3		3.7		—		—		3.7
Officer 3		5.0		2.0		—		—		2.0
Officer 4		7.0		4.0		0.6		0.2		4.2
Officer 5		8.5		4.5		1.0		0.9		5.4
Officer 6		5.4		5.2		—		—		5.2
Officer 7		5.0		4.0		—		—		4.0
Officer 8		6.0		5.7		1.0		0.2		5.9
Officer 9		2.5		2.4		—		—		2.4
Total	Ps.	87.8	Ps.	59.5	Ps.	2.6	Ps.	1.3	Ps.	60.8

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of 3 mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2014.

(2)
Under our employee benefit plan, each officer can be granted up to a maximum of 2 credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2014.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, Casa de Bolsa Santander, Gestión Santander (entity sold in December 2013), Banco Santander Mexico, Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V. We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

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

•	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits.

•	Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products.

•	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2012, 2013 and 2014:

	As of
	December 31, 2012				December 31, 2013				December 31, 2014
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	4,367		––	Ps.	3,380		––	Ps.	2,341		––
Santander Benelux, S.A., N.V.		––	Ps.	3,171		––		––		––		––
Abbey National Treasury Services plc		––		47		––		––		––		––
Loans and advances to customers(1)
Produban Servicios Informáticos Generales, S.L.		––		861		––	Ps.	1,086		––	Ps.	1,413
Santander Capital Structuring, S.A. de C.V.		––		1,217		––		1,751		––		1,245
Promociones y Servicios Polanco, S.A. de C.V.		––		210		––		336		––		––
Grupo Konectanet México, S.A. de C.V.		—		—		—		15		—		15
Banco Santander Rio, S.A.		—		—		—		—		—		23
Trading derivatives
Banco Santander, S.A.		8,719		—		12,095		—		27,256		—
Santander Benelux, S.A., N.V.		––		9,921		—		7,822		—		—
Abbey National Treasury Services plc		––		295		––		70		––		828
Santander Investment Limited		––		2		––		––		––		––
Other		––		––		––		12		––		5
OTHER ASSETS
Banco Santander, S.A.		––		––		86		––		1,266		––
Zurich Santander Seguros México, S.A.		––		629		––		761		––		747
Gestión Santander, S.A. de C.V.		––		––		––		––		––		122
Other		—		67		—		60		—		88

	As of
	December 31, 2012		December 31, 2013		December 31, 2014
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.	11,486	—	12,599	––	28,340	––
Santander Benelux, S.A., N.V.	––	13,040	—	8,291	—	—
Abbey National Treasury Services plc	––	345	—	42	—	426
Other	—	—	—	12	—	21
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Deposits from credit institutions -Reverse repurchase agreements
Banco Santander, S.A.	—	—	—	—	1,525	—
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.	186	—	3,298	––	249	––
Banco Santander International	—	—	—	68	—	347
Zurich Santander Seguros México, S.A.	––	––	—	—	—	425
Abbey National Treasury Services plc.	––	––	—	—	—	419
Other	—	—	—	20	—	77
Customer deposits
Isban México, S.A. de C.V.	––	491	—	676	—	837
Produban Servicios Informáticos Generales, S.L.	––	145	—	348	—	119
Santander Capital Structuring	––	––	—	114	—	117
Promociones y Servicios Santiago, S.A. de C.V.	––	––	––	––	––	1,790
Promociones y Servicios Monterrey, S.A. de C.V.	––	––	––	––	––	134
Other	––	136	––	154	––	82
Marketable Debt Securities
Banco Santander, S.A.	74	—	774	—	727	—
Zurich Santander Seguros México, S.A.	––	1,033	—	—	—	—
Subordinated debentures
Banco Santander, S.A.	––	––	12,766	—	14,630	—
Other financial liabilities
Banco Santander, S.A.	494	––	10	—	709	—
OTHER LIABILITIES
Banco Santander, S.A.	55	––	176	—	1,387	—
Other	—	22	—	45	—	38

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

The following table set forth our income and expense from related parties for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2012			2013				2014
	Parent		Other Related Party	Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	7	––	Ps.	4	Ps.	––	Ps.	4	Ps.	––
Produban Servicios Informáticos Generales, S.L.		––	28		—		35		—		38
Santander Capital Structuring, S.A. de C.V.		—	46		—		79		—		83
Other		––	6		––		3		––		1
Interest expenses and similar charges
Banco Santander, S.A.		—	––		24		—		832		—
Isban México, S.A. de C.V.		––	27		—		17		—		16
Zurich Santander Seguros México, S.A.		––	11		—		—		—		—
Other		––	9		—		14		—		9
Fee and commission income
Zurich Santander Seguros México, S.A.		––	2,973		—		3,372		—		3,739
Santander Capital Structuring, S.A. de C.V.		––	30		—		30		—		38
Santander Investment
Securities Inc		—	—		—		10		—		8
Gestión Santander, S.A. de C.V.		—	—		—		1,310		—		1,353
Other		––	14		––		6		––		––
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Banco Santander, S.A.		(3,964)	—		(482)		—		(1,641)		—
Santander Benelux, S.A., N.V.		––	(833)		—		900		—		(233)
Abbey National Treasury Services plc		––	(28)		—		72		—		117
Other		––	(90)		—		53		—		13
Administrative expenses
Produban Servicios Informáticos Generales, S.L.		––	1,220		—		1,382		—		1,546
Isban México, S.A. de C.V.		––	67		—		—		—		125
Santander Global Facilities, S.A. de C.V.		––	155		—		166		—		159
Ingeniería de Software Bancario, S.L.		––	68		—		—		—		106
Gesban México Servicios Administrative Globales, S.A. de C.V.		––	41		—		—		—		—
Aquanima México, S. de R.L. de C.V.		—	—		—		43		—		45
Geoban, S.A.		—	74		—		—		—		79
Other		––	68		—		354		—		79
Sales of loans previously charged off
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—	—		—		66		—		226

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results of operations.  There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal proceedings in the normal course of its business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us.  As of December 31, 2014, we have recognized Ps.1,308 million (U.S.$89 million) as provisions for these legal actions (including tax-related litigation).  See note 24.b to our audited financial statements.  These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

Dividends and Dividend Policy

We paid dividends in December 2008, January 2010, February 2011, March 2012, September 2012 and August 2013 in an aggregate amount of Ps.7,287 million, Ps.4,000 million, Ps.6,400 million, Ps.11,350 million, Ps.7,300 million and Ps.3,950 million, respectively, equivalent to Ps.1.07, Ps.0.59, Ps.0.94, Ps.1.67, Ps.1.08 and Ps.0.58 per share, respectively. On December 27, 2013, we paid a dividend in an aggregate amount of Ps.16,900 million in two installments of Ps.4,900 million and Ps.12,000 million, respectively, equivalent to Ps.0.72 and Ps.1.77 per share. On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.51 per share.

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

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed.  All shares of our capital stock rank pari passu with respect to the payment of dividends.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP.  As of December 31, 2014, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps.386 million in legal reserves compared to paid-in capital of Ps.25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.	Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs are currently traded on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” Our Series B shares are currently traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Mexican offering in September 2012.  Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)
	High		Low		High		Low		Average daily trading volume of Series B shares
Year
2014	Ps.	39.16	Ps.	27.34	U.S.$	13.28	U.S.$	9.27	3,907,283
2013		45.15		33.99		17.25		12.99	5,006,472
2012		42.47		14.00		16.38		5.40	3,055,860
2011		16.50		13.15		5.91		4.71	4,046
2010		16.80		13.00		6.80		5.26	631
Quarter
First Quarter 2015		34.84		27.94		11.41		9.15	3,262,279
Fourth Quarter 2014		36.56		27.93		12.40		9.47	3,563,523
Third Quarter 2014		39.16		33.84		14.58		12.60	2,466,632
Second Quarter 2014		36.54		29.52		14.09		11.38	4,883,601
First Quarter 2014		34.79		27.34		13.32		10.47	4,805,113
Fourth Quarter 2013		37.75		34.20		14.43		13.07	3,541,818
Third Quarter 2013		41.67		33.99		15.81		12.90	4,653,149
Second Quarter 2013		42.36		34.97		16.26		13.42	7,971,243
First Quarter 2013		45.15		35.99		18.26		14.56	3,743,654
Month
April 2015 (through April 29)	34.40		31.56		11.31		10.38		2,976,486
March 2015		34.84		32.73		11.41		10.72	3,542,602
February 2015		34.63		32.16		11.58		10.75	2,893,341
January 2015		31.90		27.94		10.64		9.32	3,315,758
December 2014		31.75		27.93		10.77		9.47	3,891,732
November 2014		35.06		30.80		12.61		11.08	4,028,838
October 2014		36.56		33.60		13.56		12.47	2,879,463
September 2014		39.15		35.86		14.57		13.35	2,219,121

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

On April 29, 2015, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.31.56 per share, or U.S.$10.38 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps.15.2043 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The trading volume index (índice de bursatilidad) of our Series B shares was 8.444 as of March 31, 2015, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—C. Markets—The Mexican Securities Market.”  We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the New York Stock Exchange.

	U.S.$ equivalent per ADS(1)
	High		Low
Year
2014	U.S.$	15.06	U.S.$	9.43
2013		17.79		13.07
2012 (since September 26, 2012)		16.77		12.91
Quarter
First Quarter 2015		11.71		9.43
Fourth Quarter 2014		13.61		9.43
Third Quarter 2014		15.06		13.01
Second Quarter 2014		14.16		11.27
First Quarter 2014		13.34		10.23
Fourth Quarter 2013		14.66		13.07
Third Quarter 2013		16.46		13.12
Second Quarter 2013		17.44		13.09
First Quarter 2013		17.79		14.01
Month
April 2015 (through April 29)		11.54		10.37
March 2015		11.54		10.57
February 2015		11.71		10.66
January 2015		10.81		9.43
December 2014		11.36		9.43
November 2014		12.94		11.29
October 2014		13.61		12.40
September 2014		15.06		13.40
B.	Plan of Distribution

Not applicable.

C.	Markets

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

Mexican Taxation

The following summary contains a general description of certain tax consequences, under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and regulations thereunder, of the acquisition, ownership and disposition of ADSs or Series B shares by a holder that is a non-Mexican holder (as described below), and it does not purport to be a comprehensive description of all the Mexican federal tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares.  In addition, this summary does not address any non-Mexican or Mexican state or municipal tax considerations, that may be relevant to a non-Mexican holder of ADSs or Series B shares.

In 2014, a new Mexican Income Tax Law (Ley del Impuesto sobre la Renta) was enacted which resulted in important amendments to the tax regime applicable to both Mexican and non-Mexican resident taxpayers. While the corporate income tax rate remained at 30%, the tax reforms: (i) resulted in several amendments to corporate tax deductions, among them the elimination of deductions that were previously allowed for related-party payments to certain foreign entities and the narrowing of tax deductions for fringe benefits paid to employees, (ii) imposed a 10% withholding income tax on dividends paid by corporations, including Banco Santander Mexico, to both Mexican resident and foreign resident shareholders, (iii) repealed the possibility of paying taxes on a consolidated basis, (iv) increased the value-added tax from 11% to 16% in the Mexican border region, (v) required the use of electronic invoices and new monthly tax reports to be provided to governmental tax authorities and (vi) established a 10% income tax payable by Mexican resident individuals and foreign residents on the sale of stock listed on the Mexican Stock Exchange.

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

For purposes of Mexican taxation:

•
an individual is a resident of Mexico for tax purposes, if such individual has established his or her place of residence in Mexico or if such individual has also established a place of residence outside Mexico, if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico. This will be deemed to occur if (i) at least 50.0% of their aggregate annual income derives from Mexican sources, or (ii) the main center of their professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

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

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares are subject to a 10% Mexican withholding tax. Pursuant to provisions of the temporary Mexican Income Tax Law, dividends paid to non-Mexican holders from profits generated by us prior to 2014 and derived from our net after-tax profit account (“CUFIN”) existing on December 31, 2013, will not be subject to the 10% withholding tax.

In addition to the withholding tax described above, if dividends are not paid from our CUFIN balance, they will be subject to corporate level tax payable by us. This corporate tax paid by us on any such dividend distribution is not final and may be credited by us against our corporate income tax liability during the fiscal year in which the tax was paid and for the following two years. Dividends paid from our CUFIN account balance are not subject to the corporate income tax.

Taxation on Capital Gains

Gains on the sale of ADSs or Series B shares by a non-Mexican holder are subject to a 10% Mexican withholding tax if the transaction is carried out through a recognized securities market such as the Mexican Stock Exchange, to be withheld by the financial intermediary through which the sale is effected. The Mexican Income Tax Law provides that no withholding tax will apply if the holder is a resident of a country with which Mexico has in force a treaty for the avoidance of double taxation. For that purpose, the non-Mexican holder must provide a statement under oath to that effect to the financial intermediary, which statement must include the non-Mexican tax identification number of the non-Mexican holder. Additionally, to be eligible for the 10% Mexican withholding tax or the exemption, the holder (i) must have purchased and sold Series B shares in a recognized securities market, (ii) must not hold 10% or more of our Series B shares nor transfer 10% or more of our Series B shares in one or several transactions within a 24-month period, (iii) must not transfer control over us by transferring our Series B shares, and (iv) must not transfer the Series B shares in any transaction that restricts the seller from accepting a more competitive offer.

If the non-Mexican holder is ineligible for the 10% Mexican withholding tax on the gain or the treaty exemption set forth in the Mexican Income Tax Law referred to above (e.g., because the transaction is not carried out through a recognized market, such as the Mexican Stock Exchange), then the proceeds from the sale of our Series B shares by the non-Mexican holder would be subject to the general 25% tax rate applicable to the gross sales price or, alternatively, to a 35% tax rate applicable to the gain arising from the sale of our Series B shares, if certain requirements set forth under applicable law are met (including appointing an agent in Mexico for tax purposes and filing an ad-hoc tax return).

Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty, may be exempt from Mexican income tax gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried through the Mexican Stock Exchange or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

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

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2014.  However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.  The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth.  Toward that end, our senior management places great emphasis on risk management. For further information on market risk and risk management, see note 48 to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

We perform back-testing every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated.  Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see note 48 to our audited financial statements.

The table below presents the VaR inherent in our portfolios as of December 31, 2013 and 2014:

	At December 31,
	2013			2014
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	69,042.60	0.08%	Ps.	51,608.91	0.05%
Market Making		42,495.42	0.05%		36,909.53	0.04%
Proprietary Trading		49,438.69	0.06%		19,671.13	0.02%
Risk factor
Interest Rate		64,326.06	0.07%		43,593.72	0.05%
Foreign Exchange		4,043.21	0.00%		16,098.59	0.02%
Equity		17,541.71	0.02%		40,296.18	0.04%

The average VaR (based on month-end amounts) in 2014 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	87,357.98	0.09%
Market Making		57,803.78	0.06%
Proprietary Trading		51,129.57	0.06%
Risk factor
Interest Rate		89,019.25	0.10%
Foreign Exchange		13,196.19	0.01%
Equity		20,073.97	0.02%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2014, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows that daily VaR during 2014 remained at levels below the limit of U.S.$16 million (approximately Ps.236 million).

In 2014, the average daily VaR of the Group's market trading operations was Ps.86 million, as compared to Ps.78 million in 2013. In 2014, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book´s strategy. VaR modeling did not change during 2014. At the end of December 2014, VaR was Ps.52 million.

During the first semester of 2014, the average daily VaR was Ps.89 million. However, in the second semester of 2014, as a result of interest rates reduction expectations, the average daily VaR consumption decreased to Ps.83 million and remained at levels between Ps.47 million and Ps.118 million.

The histogram below compares the distribution of risk in terms of daily VaR between 2013 and 2014. In 2013, the levels of VaR remained between Ps.53 and Ps.120 million on 96.8% of the days for which it was calculated. Higher values of VaR (greater than Ps.120 million) represented 3.2% of the period. During 2014, the levels remained between Ps.47 and Ps.120 million on 94% of the days for which they were calculated. Higher values (greater than Ps.120 million) represented 6% of the period.

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

The following table displays the possible gains (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2014	Ps.	(24)	Ps.	(71)	Ps.	(57)	Ps.	(10)
2013		(104)		(35)		7		(37)
2012		(84)		(92)		(27)		(79)
2011		(145)		(122)		(94)		(90)
2010		(154)		(22)		(179)		(217)

Possible Scenario

Under this scenario, risk factors were modified by 25%.  In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2014	Ps.	(924)	Ps.	(859)	Ps.	(761)	Ps.	(26)
2013		(755)		(612)		(451)		(930)
2012		(1,362)		(811)		(521)		(493)
2011		(1,268)		(1,618)		(1,122)		(1,112)
2010		(645)		(141)		(2,501)		(1,033)

Remote Scenario

Under this scenario, risk factors were modified by 50%.  In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2014	Ps.	(2,593)	Ps.	(2,240)	Ps.	(2,436)	Ps.	(347)
2013		(2,137)		(1,646)		(1,160)		(2,462)
2012		(2,830)		(1,530)		(1,173)		(1,443)
2011		(2,855)		(3,441)		(1,516)		(2,039)
2010		(140)		782		(3,659)		(933)

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

The following chart shows our NIM and MVE limit consumption for 2012 to 2014 at year-end as well as for each month in 2014.

In 2014, 1% MVE sensitivity remained stable with a maximum of 75% in March and a minimum of 60% in January. While 1% NIM sensitivity had a maximum of 94% in October and a minimum of 61% in March, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2014. The reported amounts include cash flows from interest on fixed and variable rate instruments.  The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	136,146	Ps.	122,599	Ps.	61	Ps.	1	Ps.	8	Ps.	32	Ps.	32	Ps.	15	Ps.	13,399
Loans		571,076		80,794		50,330		43,781		58,872		148,276		56,949		137,353		(5,279)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(228)		—		—		—		—		—		—		—		(228)
Securities		220,743		192,457		1		1		1		5,855		—		—		22,429
Permanent		4,658		—		—		—		—		—		—		—		4,658
Other Balance Sheet Assets		68,547		—		—		—		—		—		—		—		68,547
Total Balance Sheet Assets		1,000,943		395,849		50,392		43,782		58,881		154,163		56,981		137,368		103,526
Money Market		(162,462)		(155,404)		(2,950)		(9,899)		(8,890)		(1,607)		(68)		(1,116)		17,472
Deposits		(430,155)		(140,852)		(42,264)		(74)		(11,382)		(235,583)		—		—		—
Trade Finance		(719)		—		—		—		—		—		—		—		(719)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(123,910)		(19,785)		(1,868)		(12,300)		(6,105)		(32,074)		(25,361)		(26,417)		—
Equity		(125,578)		—		—		—		—		—		—		—		(125,578)
Other Balance Sheet Liabilities		(56,283)		—		—		—		—		—		—		—		(56,283)
Total Balance Sheet Liabilities		(899,107)		(316,041)		(47,082)		(22,272)		(26,377)		(269,264)		(25,429)		(27,533)		(165,109)
Total Balance Sheet Gap		101,836		79,808		3,310		21,510		32,504		(115,101)		31,552		109,835		(61,583)
Total Off-Balance Sheet Gap		(1,912)		(2,869)		(973)		284		400		(3,729)		(109)		(1,587)		6,672
Total Structural Gap			Ps.	76,940	Ps.	2,336	Ps.	21,794	Ps.	32,904	Ps.	(118,830)	Ps.	31,443	Ps.	108,248	Ps.	(54,910)
Accumulated Gap				76,940		79,276		101,070		133,974		15,144		46,587		154,835		99,924

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2014. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:
	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	124,955	Ps.	60,052	Ps.	7	Ps.	—	Ps.	8	Ps.	32	Ps.	32	Ps.	15	Ps.	64,808
Loans		534,838		252,567		38,524		37,058		27,248		60,122		30,793		93,805		(5,279)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(228)		—		—		—		—		—		—		—		(228)
Securities		237,891		11,378		11,265		361		4,118		50,090		9,820		15,381		135,477
Permanent		4,658		—		—		—		—		—		—		—		4,658
Other Balance Sheet Assets		68,547		—		—		—		—		—		—		—		68,547
Total Balance Sheet Assets		970,661		323,997		49,796		37,419		31,375		110,244		40,645		109,201		267,985
Money Market		(152,529)		(16,753)		(19,615)		(1,550)		—		—		—		—		(114,611)
Deposits		(412,118)		(184,451)		(7,580)		(317)		(22,135)		(197,635)		—		—		—
Trade Finance		(719)		—		—		—		—		—		—		—		(719)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(220,050)		(135,694)		(469)		(681)		(1,679)		(6,440)		(24,741)		(26,392)		(23,955)
Equity		(125,578)		—		—		—		—		—		—		—		(125,578)
Other Balance Sheet Liabilities		(56,283)		—		—		—		—		—		—		—		(56,283)
Total Balance Sheet Liabilities		(967,276)		(336,898)		(27,664)		(2,547)		(23,814)		(204,075)		(24,741)		(26,392)		(321,146)
Total Balance Sheet Gap		3,385		(12,901)		22,132		34,872		7,561		(93,831)		15,904		82,809		(53,161)
Total Off-Balance Sheet Gap		(1,912)		9,694		836		(3,251)		(1,332)		(7,253)		(791)		(6,034)		6,220
Total Structural Gap			Ps.	(3,207)	Ps.	22,968	Ps.	31,620	Ps.	6,229	Ps.	(101,083)	Ps.	15,113	Ps.	76,775	Ps.	(46,941)
Accumulated Gap				(3,207)		19,761		51,381		57,610		(43,473)		(28,360)		48,414		1,473

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

We establish market risk limits for:

Trading Books:  VaR
Loss Trigger
Stop Loss
Interest Rate equivalent amount
Equity Delta
Fx Open positions
Banking Books:	Interest Rate Sensitivity Market Value of Equity	Net Interest Margin (NIM) (MVE)

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

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management.  Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2014 the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

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

As required under applicable provisions of the Mexican Banking Law (Ley de Instituciones de Crédito) and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes undertaken by trained officers and, when applicable, committees that comprise experienced bankers.  Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present.  Our credit and monitoring personnel is subject to periodic training.  Furthermore, although we believe our systems relating to maintaining and supervising loans are state-of-the-art, we periodically conduct benchmarking against similar systems used by our affiliates.

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

Recovery

Risks that we classify as past due loans based on noncompliance with the relevant payment schedule are assigned to our Recovery Units. Our Recovery Units are fundamental to our management of past due loans and are intended to minimize the final losses we incur. The Recovery Unit performs specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued. We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

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

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 64% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to re-classify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate between 45% and 50%. Six months after restructuring, approximately 45% of consumer loans are current in terms of repayment.

The following table shows the average during the last 72 months (renegotiation vintages from January 2009 to December 2014) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or charged off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	21%	32%	42%
Non-performing at the time of the renegotiation	39%	49%	62%
Total Consumer Loans	22%	33%	43%

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Commercial Loans(2)
Performing at the time of the renegotiation	22%	24%	24%
Non-performing at the time of the renegotiation	25%	37%	37%
Total Commercial Loans	21%	26%	26%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2009 to December 2014 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	79%	68%	58%
Non-performing at the time of the renegotiation	61%	51%	38%
Total Consumer Loans	78%	67%	57%
Commercial Loans(2)
Performing at the time of the renegotiation	78%	76%	76%
Non-performing at the time of the renegotiation	75%	63%	63%
Total Commercial Loans	79%	74%	74%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2013 vintage and 2014 vintage performance as of December 31, 2014, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2013				For the year ended 12/31/2014
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	1,378	—	307	1,685	694	—	2,040	2,734
Mortgages	—	—	—	—	1	—	—	1
Consumer	1,314	—	207	1,522	542	—	799	1,341
Total	2,692	—	514	3,206	1,238	—	2,838	4,076

NPLs and charge offs	at December 31, 2014 (18 months*)				at December 31, 2014 (12 months)
Commercial	16%	—	83%	28%	—	—	—	—
Consumer	48%	—	91%	54%	—	—	—	—
Total	31%	—	86%	40%	—	—	—	—

Success Rate	at December 31, 2014 (18 months*)				at December 31, 2014 (12 months)
Commercial	84%	—	17% %	72%	—	—	—	—
Consumer	52%	—	9%	46%	—	—	—	—
Total	69%	—	14%	60%	—	—	—	—

*	From 12 to 24 months of performance at December 31, 2013 (18 months on average)

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

Renegotiated loans have decreased from 3.2% of the total consumer loan portfolio as of December 31, 2013, to 2.7% as of December 31, 2014.  Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans.  As such, our allowance for impairment losses is estimated based on the probability of default of portfolio pools with the same characteristics. The net decrease in the percentage of renegotiated loans between December 31, 2013, and December 31, 2014, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2013*	3.2%
Collections/repayments on renegotiated loans	(0.6)%
Charge-offs	(1.3)%
Increase in consumer loan portfolio	(0.3)%
New renegotiations	1.6%
Renegotiated Loans at December 31, 2014	2.7%

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

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

Set forth below are the REC of the Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico as of December 31, 2014, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico for the fourth quarter of 2014.

	REC
	As of December 31, 2014	Fourth quarter 2014 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	16,422.94	20,887.63
Corporates	1,449.18	1,382.17
Companies	143.72	152.95

Set forth below are our REC lines’ maximum gross counterparty risk as of December 31, 2014, corresponding to types of derivatives transactions.

Maximum REC gross
As of December 31, 2014
(Millions of dollars)
Type of Derivative
Rate Derivatives	13,627
Exchange Rate Derivatives	24,778
Derivatives on bonds	-
Equity Derivatives	513
TOTAL	38,918

*	In IRIS, the Gross Equivalent Credit Risk does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The Expected Loss of Grupo Financiero Santander Mexico as of December 31, 2014, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2014, are concentrated as follows:

	Expected Loss
	As of December 31, 2014	Fourth quarter 2014 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	5.02	5.40
Corporates	3.70	4.11
Companies	0.94	1.03

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of December 31, 2014 is as follows:

Cash Collateral	57.76%
Bonds Issued by the Mexican Federal Government Collateral	42.24%

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

We have developed a model in accordance with the corporate model created by Banco Santander Parent to deal with technological risk.  This model is currently integrated into the service and support processes of our corporate technology locations in order to identify, oversee, control and report on the technology risks to which our operations are exposed.  This model is intended to prioritize the establishment of control measures that will reduce the probability of risks materializing.

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

For the year ended December 31, 2014, we received approximately U.S.$8.4 million as reimbursements from J.P. Morgan Chase Bank, N.A.

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

As of December 31, 2014, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).  There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, our management believes that as of December 31, 2014, our internal control over financial reporting is effective.

Our internal control over financial reporting as of December 31, 2014, has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

C.	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the internal control over financial reporting of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2014, based on criteria established in Internal Control―Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control ― Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 22, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ Deloitte
Mexico, D.F.
April 22, 2015

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

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has approved and adopted our General Code of Conduct, which are a code of ethics that applies to all of our employees, including executive officers, and to our Board members.  In the Audit Committee (Comité de Auditoría) and Board of Directors meetings held on February 11 and 14, 2013, respectively, amendments to our General Code of Conduct were approved.  This approval allowed us to incorporate a catalogue of ethical principles and rules of conduct that govern the performance of all Group employees into our General Code of Conduct.  The current version of our General Code of Conduct is posted and maintained on our website at www.santander.com.mx under the heading “Conoce al Banco-Código de Conducta.”  The information contained on our website is not a part of this annual report. During 2014, there were no amendments to, nor waivers granted under, our General Code of Conduct.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, for audit and other services performed in fiscal years 2013 and 2014.

	2013		2014
	(Millions of pesos)
Audit fees	Ps.	14	Ps.	15
Audit-related fees(1)		70		39
Tax fees		3		3

(1)	The fees for 2013 include Ps.19 million relating to services rendered in 2012 but paid in 2013.

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2014 and 2013 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, in 2013 or 2014 for services other than audit, audit-related and tax services.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). In addition, our corporate governance practices reflect the Banco Santander Parent corporate governance framework described below.

In December 2012, primarily in response to the requirements of the European Banking Authority, our controlling shareholder, Banco Santander Parent, adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Parent and its most significant subsidiaries, including us, in order to enhance the ability of Banco Santander Parent to manage the risks arising from its operations around the world.

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Banco Santander Parent exercises control and oversight over its subsidiaries and participates in specific decisions at the subsidiary level and (iii) corporate models establishing common guidelines for the management and control of Banco Santander Parent’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations set forth in the framework, the framework states that Banco Santander Parent may require that its subsidiaries make substantive changes or take specific actions. The framework enables Banco Santander Parent to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Banco Santander Parent the authority to participate in the appointment, evaluation and compensation of each such person.

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Banco Santander Parent to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles:

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

As a result of the precedence given to local legal requirements in the framework itself and in our Board of Directors’ adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that we must obtain Banco Santander Parent’s approval for our audit plan and that Banco Santander Parent may request additional audits at its discretion, to the extent that this provision of the framework would prevent our audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee’s obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our adopting resolutions. Similarly, we understand that the authorities given to

Banco Santander Parent under the framework to approve certain decisions by us and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of our audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

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

ITEM 19.  EXHIBITS

(a)  Index to Consolidated Financial Statements

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2014	F-3
Consolidated Income Statements for the Years Ended December 31, 2012, 2013 and 2014	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2014	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2012, 2013 and 2014	F-7
Notes to the Consolidated Financial Statements as of December 31, 2013 and 2014 and for each of the three years in the three-year period ended December 31, 2014	F-9
Financial Statement Schedules	F-206

(b)  List of Exhibits

Exhibit Number		Description
1.1
English translation of the bylaws (estatutos) of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-35658) filed with the SEC on April 29, 2014).

2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File no. 333-183694) filed with the SEC on September 4, 2012).

8.1	*	List of Subsidiaries
12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1	*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.
15.1	*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm.

*	Filed with this Annual Report on Form 20-F.

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
Date: April 30, 2015

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries
Consolidated Financial Statements in accordance with International Financial Reporting Standards as of December 31, 2013 and 2014 and for each of the three years in the three-year period ended December 31, 2014

Index	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2014	F-3
Consolidated Income Statements for the Years Ended December 31, 2012, 2013 and 2014	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2013	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2012, 2013 and 2014	F-7
Notes to the Consolidated Financial Statements as of December 31, 2013 and 2014 and for each of the three years in the three-year period ended December 31, 2014	F-8
Financial Statement Schedules	F-206

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated income statements, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedules presented in the condensed financial information of the Group included on pages 196 – 198, herein. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control ― Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated April 22, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Ricardo A. García Chagoyán

C.P.C. Ricardo A. García Chagoyán
Mexico City, Mexico

April 22, 2015

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014
(Millions of Pesos)

ASSETS	Note	12/31/2013	12/31/2014	LIABILITIES AND EQUITY	Note	12/31/2013	12/31/2014

CASH AND BALANCES WITH CENTRAL BANK	7	49,681	51,823	FINANCIAL LIABILITIES HELD FOR TRADING:		136,199	136,805
				Trading derivatives	11 and 32	71,773	94,842
				Short positions	11	64,426	41,963
FINANCIAL ASSETS HELD FOR TRADING:		176,907	208,371
Debt instruments	9	98,640	110,787	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	5,346	5,160	PROFIT OR LOSS:		76,025	108,784
Trading derivatives	11 and 32	72,921	92,424	Deposits from Central Bank – Reverse repurchase agreements	19	18,512	5,006
				Deposits from credit institutions – Reverse repurchase agreements	19	7	28,746
				Customer deposits – Reverse repurchase agreements	20	57,506	69,726
				Marketable debt securities	21	-	5,306
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		86,361	31,872	FINANCIAL LIABILITIES AT AMORTIZED COST:		528,184	579,125
Loans and advances to credit institutions - Repurchase agreements	8	70,594	27,379	Deposits from Central Bank	19	4,741	-
Loans and advances to customers - Repurchase agreements	12	15,767	4,493	Deposits from credit institutions	19	46,956	48,326
				Customer deposits	20	389,618	444,902
				Marketable debt securities	21	53,118	53,771
				Subordinated liabilities	22	16,824	19,446
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		61,525	83,128	Other financial liabilities	23	16,927	12,680
Debt instruments	9	61,423	83,029
Equity instruments	10	102	99
				HEDGING DERIVATIVES	13 and 32	1,392	4,403

LOANS AND RECEIVABLES:		441,657	530,397
Loans and advances to credit institutions	8	51,246	67,307	PROVISIONS:	24	5,710	6,086
Loans and advances to customers	12	384,752	457,255	Provisions for pensions and similar obligations		2,371	2,873
Debt instruments	9	5,659	5,835	Provisions for tax and legal matters		1,332	1,308
				Provisions for off-balance sheet risk		1,524	1,359
HEDGING DERIVATIVES	13 and 32	300	4,740	Other provisions		483	546

				TAX LIABILITIES:		856	80
NON-CURRENT ASSETS HELD FOR SALE	14	1,100	844	Current		790	24
				Deferred	26	66	56

TANGIBLE ASSETS	15	4,767	5,262	OTHER LIABILITIES	25	16,934	12,413

				TOTAL LIABILITIES		765,300	847,696
INTANGIBLE ASSETS:		3,751	4,079
Goodwill	16	1,734	1,734	SHAREHOLDERS' EQUITY:	29	92,945	102,521
Other intangible assets	17	2,017	2,345	Share capital		25,658	25,658
				Share premium		11,415	11,415
TAX ASSETS:	26	25,943	22,988	Accumulated reserves		41,593	52,160
Current		8,693	7,033	Profit for the year attributable to the Parent		14,279	13,288
Deferred	26	17,250	15,955
				VALUATION ADJUSTMENTS:	28	(436)	(244)
				Available-for-sale financial assets		(458)	(537)
OTHER ASSETS	18	5,826	6,479	Cash flow hedges		22	293

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		92,509	102,277

				NON-CONTROLLING INTERESTS	27	9	10

				TOTAL EQUITY		92,518	102,287
TOTAL ASSETS		857,818	949,983	TOTAL LIABILITIES AND EQUITY		857,818	949,983

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Millions of Pesos)

		(Debit)/Credit
	Note	2012	2013	2014

Interest income and similar income	34	55,521	55,386	57,916
Interest expenses and similar charges	35	(21,639	(19,539	(20,305)
NET INTEREST INCOME		33,882	35,847	37,611
Income from equity instruments	36	212	245	153
Fee and commission income	37	13,964	15,066	16,546
Fee and commission expenses	38	(2,279	(2,222	(3,173)
Gains/(losses) on financial assets and liabilities (net)	39	1,265	3,281	2,619
Exchange differences (net)	40	(6	-	(11)
Other operating income	41	628	787	487
Other operating expenses	41	(1,794	(2,078	(2,479)
TOTAL INCOME		45,872	50,926	51,753
Administrative expenses:		(16,724	(18,630	(19,897)
Personnel expenses	42	(8,232	(9,261	(9,977)
Other general administrative expenses	43	(8,492	(9,369	(9,920)
Depreciation and amortization	15 and 17	(1,537	(1,620	(1,682)
Impairment losses on financial assets (net):		(8,970	(14,905	(13,132)
Loans and receivables	12	(8,970	(14,905	(13,132)
Impairment losses on other assets (net):		(34	(22	(48)
Non-current assets held for sale	14	(34	(22	(48)
Provisions (net)	24	680	(751	(157)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	44	1,743	31	8
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		135	(16	(15)
OPERATING PROFIT BEFORE TAX		21,165	15,013	16,830
Income tax	26	(3,853	(2,670	(3,541)
PROFIT FROM CONTINUING OPERATIONS		17,312	12,343	13,289
PROFIT FROM DISCONTINUED OPERATIONS (net)	33	132	1,938	-
PROFIT FOR THE YEAR		17,444	14,281	13,289
Profit attributable to the Parent		17,443	14,279	13,288
Profit attributable to non-controlling interests		1	2	1

EARNINGS PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share		2.57	2.11	1.96
Diluted earnings per share		2.57	2.11	1.96
From continuing operations
Basic earnings per share		2.55	1.82	1.96
Diluted earnings per share		2.55	1.82	1.96

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED
DECEMBER 31, 2012, 2013 and 2014
(Millions of Pesos)

	Note	2012	2013	2014

PROFIT FOR THE YEAR		17,444	14,281	13,289

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation from the year	1	(1,461)	469	(393)
Income tax relating to items that will not be reclassified subsequently	1	438	(141)	118
		(1,023)	328	(275)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Valuation adjustments	28	263	(1,512)	332
Amounts reclassified to consolidated income statement	28	68	(104)	(262)
Income tax	28	(100)	485	(149)

Cash flow hedges:
Valuation adjustments	13	160	371	(1,161)
Amounts reclassified to consolidated income statement	13	(1,359)	(470)	1,548
Income tax		360	30	(116)
		(608)	(1,200)	192

Other comprehensive income/(loss) for the year, net of income tax		(1,631)	(872)	(83)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		15,813	13,409	13,206

Attributable to the Parent		15,812	13,407	13,205
Attributable to non-controlling interests		1	2	1

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT DECEMBER 31, 2011	25,658	11,415	34,618	17,770	1,372	90,833	11	90,844

Profit for the year	-	-	-	17,443	-	17,443	1	17,444
Other changes in equity:
Transfer to accumulated reserves	-	-	17,770	(17,770)	-	-	-	-
Dividends declared	-	-	(7,300)	-	-	(7,300)	-	(7,300)
Treasury shares	-	-	(419)	-	-	(419)	-	(419)
Recognition of share-based payments	-	-	35	-	-	35	-	35
Other changes in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Other comprehensive income/(loss) for the year, net of income tax	-	-	(380)	-	(608)	(988)	-	(988)
BALANCES AT DECEMBER 31, 2012	25,658	11,415	44,324	17,443	764	99,604	8	99,612

Profit for the year	-	-	-	14,279	-	14,279	2	14,281
Other changes in equity:
Transfer to accumulated reserves	-	-	17,443	(17,443)	-	-	-	-
Dividends declared	-	-	(20,850)	-	-	(20,850)	-	(20,850)
Treasury shares	-	-	115	-	-	115	-	115
Recognition of share-based payments	-	-	233	-	-	233	-	233
Other changes in non-controlling interests	-	-	-	-	-	-	(1)	(1)
Other comprehensive income/(loss) for the year, net of income tax	-	-	328	-	(1,200)	(872)	-	(872)
BALANCES AT DECEMBER 31, 2013	25,658	11,415	41,593	14,279	(436)	92,509	9	92,518

Profit for the year	-	-	-	13,288	-	13,288	1	13,289
Other changes in equity:
Transfer to accumulated reserves	-	-	14,279	(14,279)	-	-	-	-
Dividends declared	-	-	(3,473)	-	-	(3,473)	-	(3,473)
Treasury shares	-	-	(241)	-	-	(241)	-	(241)
Recognition of share-based payments	-	-	277	-	-	277	-	277
Other comprehensive income/(loss) for the year, net of income tax	-	-	(275)	-	192	(83)	-	(83)
BALANCES AT DECEMBER 31, 2014	25,658	11,415	52,160	13,288	(244)	102,277	10	102,287

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Millions of Pesos)

	2012	2013	2014
A. CASH FLOWS FROM OPERATING ACTIVITIES:	23,335	5,450	5,482
Profit for the year	17,444	14,281	13,289
Adjustments made to obtain the cash flows from operating activities-	5,107	2,227	2,681
Depreciation and amortization	1,550	1,620	1,682
Impairment losses on other assets (net)	34	22	48
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(135)	16	15
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(1,743)	(31)	(8)
Income tax expense recognized in consolidated income statement	3,853	2,670	3,541
Expense recognized with respect to equity-settled share-based payments	35	233	277
Gain on disposal of subsidiary	-	(2,116)	-
Effect of foreign exchange rate changes on foreign currency cash deposits	1,513	(187)	(2,874)
Net (increase)/decrease in operating assets-	(44,070)	(43,770)	(84,752)
Financial assets held for trading	44,001	21,771	(31,531)
Other financial assets at fair value through profit or loss	(41,579)	(23,193)	54,489
Available-for-sale financial assets	14,395	(15,035)	(21,768)
Loans and receivables	(56,849)	(27,271)	(87,834)
Other operating assets	(4,038)	(42)	1,892
Net increase/(decrease) in operating liabilities-	49,718	42,813	78,215
Financial liabilities held for trading	15,810	(4,904)	606
Other financial liabilities at fair value through profit or loss	(47,077)	4,833	32,759
Financial liabilities at amortized cost	78,638	40,757	46,894
Other operating liabilities	2,347	2,127	(2,044)
Income tax paid	(5,076)	(10,346)	(4,104)
Dividends received from equity instruments	212	245	153

B. CASH FLOWS FROM INVESTING ACTIVITIES:	1,501	(442)	(2,500)
Payments-	(1,782)	(2,740)	(2,508)
Tangible assets	(674)	(1,303)	(1,283)
Intangible assets	(1,108)	(928)	(1,225)
Cash outflow on acquisition of subsidiary	-	(509)	-
Proceeds-	3,283	2,298	8
Disposal of tangible assets	3,283	31	8
Cash inflow on disposal of subsidiary	-	2,445	-
Price adjustment on disposal of subsidiary	-	(178)	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(19,069)	(3,911)	(3,714)
Payments-	(19,069)	(20,735)	(3,714)
Dividends paid to owners	(18,650)	(20,850)	(3,473)
Treasury shares	(419)	115	(241)
Proceeds-	-	16,824	-
Issue of subordinated notes	-	16,824	-

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(1,513)	187	2,874
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	4,254	1,284	2,142
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,143	48,397	49,681
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	48,397	49,681	51,823

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of
December 31, 2013 and 2014 and for each of the three years
in the period ended December 31, 2014
(in millions of Mexican pesos)

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries (hereinafter, the “Group”) are a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and are authorized by the Mexican Ministry of Finance and Public Credit to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (“Ley para Regular las Agrupaciones Financieras”), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “Central Bank”, “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the CNBV, Central Bank and other applicable laws.

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

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) and interpretations issued by the IFRS Interpretations Committee (hereinafter, “IFRS IC”).

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Mexican pesos.

The issuance of the consolidated financial statements was authorized by Marcos Alejandro Martínez Gavica, Executive President and Chief Executive Officer and Director of the Group on April 20, 2015. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending to the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican General Law of Corporations (Ley General de Sociedades Mercantiles).

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards, which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Group, are in regard to:

a)
Allowance for impairment losses.

For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected loss model. The expected loss model formulas are developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ significantly from the Group’s credit loss experience.

b)
Effects of inflation.

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

c)
Actuarial gains and losses.

Mexican Banking GAAP prescribes the “corridor” approach in order to amortize actuarial gains and losses during the remaining life of the pension plan, while IFRS require the recognition of actuarial gains and losses immediately through consolidated other comprehensive income such that the net pension asset or liability recognized in the consolidated balance sheet reflects the full value of the overfunded or underfunded status of the plan.

d)
Deferred employee profit sharing.

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

Application of new and revised IFRS

In the current year, the Group has applied a number of new and revised IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2014.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The Group has applied the amendments to IFRS 10, IFRS 12 and IAS 27 for the first time in the current year. The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As the Group is not an investment entity (assessed based on the criteria set out in IFRS 10 as at January 1, 2014), the application of the amendments has had no impact on the disclosures or the amounts recognized in the Group’s consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The Group has applied the amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendments also provide clarification on which settlement processes would meet the requirement for offsetting that an entity has “the intention to settle a financial asset and a financial liability net or simultaneously”. The realization of a financial asset and settlement of a financial liability is simultaneously if the settlements occur “at the same moment”.

The amendments have been applied retrospectively. As the Group does not have any financial assets and financial liabilities that qualify for offset, the application of the amendments has had no impact on the disclosures or on the amounts recognized in the Group’s consolidated financial statements. The Group has assessed whether certain of its financial assets and financial liabilities qualify for offset based on the criteria set out in the amendments and concluded that the application of the amendments has had no impact on the amounts recognized in the Group’s consolidated financial statements.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The Group has applied the amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets for the first time in the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements.

The application of these amendments has had no impact on the disclosures in the Group’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The Group has applied the amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting for the first time in the current year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The amendments have been applied retrospectively. As the Group does not have any derivatives that are subject to novation, the application of these amendments has had no impact on the disclosures or on the amounts recognized in the Group’s consolidated financial statements.

IFRIC 21 Levies

The Group has applied IFRIC 21 Levies for the first time in the current year. IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

IFRIC 21 has been applied retrospectively. The application of this Interpretation has had no impact on the disclosures or on the amounts recognized in the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

Annual Improvements to IFRSs 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

Standards and interpretations issued but not yet effective as of December 31, 2014

The Group has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

IFRS 9	Financial Instruments5

IFRS 15	Revenue from Contracts with Customers4

Amendments to IFRS 11	Acquisitions of Interests in Joint Operations3

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization3

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants3

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions1

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle2

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle1

1 Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.
2 Effective for annual periods beginning on or after July 1, 2014, with limited exceptions. Earlier application is permitted.
3 Effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.
4 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.
5 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•
all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

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

•
in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•
the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

Management anticipates that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Management anticipates that the application of IFRS 15 in the future may have a non-material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a CGU to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016. Management does not anticipate that the application of these amendments to IFRS 11 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Group uses the straight-line method for depreciation and amortization for its tangible and intangible assets respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, management does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

Management does not anticipate that the application of these amendments to IAS 16 and IAS 41 will have a material impact on the Group’s consolidated financial statements as the Group is not engaged in agricultural activities.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

Management does not anticipate that the application of these amendments to IAS 19 will have a significant impact on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 2 (i) change the definitions of “vesting condition” and “market condition”; and (ii) add definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

Management does not anticipate that the application of these amendments will have a significant impact on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

a)	the property meets the definition of investment property in terms of IAS 40; and
b)	the transaction meets the definition of a business combination under IFRS 3.

Management does not anticipate that the application of these amendments will have a significant impact on the Group’s consolidated financial statements.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

When there is no market price available for an identical instrument, the Group measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d.

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

For financial instruments measured at amortized cost (which include balances with Central Bank, loans and receivables, deposits and short and long-term debt issued), the Group discloses the fair value. This disclosure is provided in Note 45.c. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

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

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Group because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Group’s operating result, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss recovery rates and segmentation of loans in groups with similar credit risk characteristics). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance-sheet risk.

-	The recognition and measurement of deferred tax assets (see Note 24).

As discussed in Note 2.t., deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

-	Impairment of other financial assets (see Note 9 and 10).

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

-	Impairment of goodwill (see Note 16).

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires that management estimates the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise. Details of the impairment loss calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c.).

The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Group’s defined benefit obligation is discounted at a rate set by reference to market yields at the end of the reporting period on high quality corporate bonds.

Further details about pension obligations are given in Note 24.c.

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

ii. Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments in the consolidated balance sheet.

iii. Exposure to foreign currency risk

In preparing the consolidated financial statements, transactions in currencies other than the Group’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at consolidated the balance sheet date. Non-monetary items carried at fair-value that are denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

The Group performs a large number of foreign currency transactions, mainly in US dollars (“USD”). The transactions, assets and liabilities denominated in foreign currencies are translated to Mexican peso based on the exchange rates published by the Bank of México.

The “Fix” (48-hour) exchange rate used $13.0843 per one USD and $14.7414 per one USD as of December 31, 2013 and 2014, respectively.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Group obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Group to structure their contingency plans and access longer term funding within a reasonable time frame.

b)	Basis of consolidation

i. Subsidiaries

The consolidated financial statements incorporate the financial statements of Grupo Financiero Santander México, S.A.B. de C.V. and entities (including structured entities) controlled by Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries. Control is achieved when the Grupo Financiero Santander México, S.A.B. de C.V.:

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

A listing of the subsidiaries as of December 31, 2013 and 2014 is summarized in Note 49.

ii. Investments in associates or joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

As of December 31, 2013 and 2014 the Group did not have any associates.

As of December 31, 2013 and 2014 the Group has a commercial alliance with Elavon Mexico in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is non-material to the Group’s consolidated financial statements.

iii. Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain in the consolidated income statement (see Note 2.m.)

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Any positive difference between the sum of the consideration transferred; the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the net identifiable assets acquired is recognized as discussed in Note 2.l. Any negative difference is recognized as bargain purchase gain in the consolidated income statement.

iv. Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves in Shareholders’ equity.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in Shareholders’ equity in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Notes 3 and 4 contain information regarding business combinations that occurred during 2013.

c)	Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics

•
its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the “underlying”);

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

-
Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as Repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

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

As of December 31, 2013 and 2014, the Group did not hold any investment classified as held to maturity.

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

iii. Valuation techniques

The following table shows a summary of the fair values of the financial assets measured at fair value and liabilities at December 31, 2013 and 2014, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2013			12/31/2014
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total
	- Level 1(1)			- Level 1

ASSETS:
Financial assets held for trading	88,319	88,588	176,907	69,507	138,864	208,371
Other financial assets at fair value through profit or loss	-	86,361	86,361	-	31,872	31,872
Available-for-sale financial assets	43,754	17,771	61,525	60,213	22,915	83,128
Hedging derivatives	-	300	300	-	4,740	4,740
	132,073	193,020	325,093	129,720	198,391	328,111
LIABILITIES:
Financial liabilities held for trading	12,772	123,427	136,199	10,911	125,894	136,805
Other financial liabilities at fair value through profit or loss	-	76,025	76,025	-	108,784	108,784
Hedging derivatives	-	1,392	1,392	-	4,403	4,403
	12,772	200,844	213,616	10,911	239,081	249,992

(1)
The Group’s management revised its judgments and concluded that certain fair value measurements that were previously reported in prior year disclosure as Level 1 hierarchy should be reclassified to Level 2 hierarchy (internal model measurement method) due to trading volumes of the related securities. Accordingly, amounts previously reported in prior year disclosure have been revised for this change in classification. Such change has no impact on amounts reported in the consolidated financial statements.

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

-
Volatility: there is no liquid option market for certain long-term assets. For most Mexican underlyings, the option market is for up to one year. In the case of the Mexican Stock Exchange Prices and Quotations Index (IPC), there is an option market up to three years. In these cases, management assumes a local volatility model using maturities for which market data exists and extrapolates the curve for unknown terms.

-
Rate curve for estimating the interest rate index known as the 91 day Interbank Equilibrium Interest Rate (“Tasa de Interés Interbancaria de Equilibrio”, or “TIIE”): there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The Group also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

Fair value measurements that incorporate significant unobservable inputs are classified as Level 3. Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability.

iv. Valuation of financial instruments

The Group has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme distributes responsibilities between two independent divisions inside the Group: Treasury (development, marketing and daily management of financial products) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, policies of operation approval, management of market risk and implementation of fair value adjustment policies).

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined through the use of quoted prices or yield curves provided by a price vendor.

b.	Loans and advances to credit institutions and customers – repurchase agreements

The fair value is estimated by using the discounted cash flow technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

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

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

-	Analytic method.

i. Non-close formula

In the valuation of financial instruments permitting static hedging (such as loans, deposits, forwards and swaps), the present value method is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Close formula

In the valuation of plain vanilla options, the Black-Scholes model is used. This model assumes that the underlying price follows a lognormal distribution.

-	The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.

-
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

-
The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

-
The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options) which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models which provides a price between them.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed with each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•  Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

• Loss given default: percentage of final loss assumed in a counterparty credit event /default.

•  Probability of default: for cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies with the same industry and credit quality.

• Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2013 amounted to 367 million and 235 million, respectively. The CVA and DVA recognized at December 31, 2014 amounted to 375 million and 167 million, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurements were based on other than quoted prices on active markets at December 31, 2013 and 2014.

	Fair Values Calculated Using Internal Models at 12/31/2013			Fair Values Calculated Using Internal Models at 12/31/2014			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	87,689	899	88,588	137,961	903	138,864

Debt instruments	15,052	899	15,951	46,052	903	46,955	Present value (non-close formula) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	3,507	-	3,507	2,415	-	2,415	Black-Scholes model with close formula	Interest rate yield curves and implied volatility surface

Market index options:	373	-	373	1,110	-	1,110

European, composite, quanto and Asian strike options	348	-	348	1,056	-	1,056	Black-Scholes model with analytic method and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Barrier options	25	-	25	-	-	-	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, and dividends estimation
Asian spread option	-	-	-	54	-	54	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	154	-	154	1,673	-	1,673

American forwards	1	-	1	10	-	10	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	153	-	153	1,663	-	1,663	Black-Scholes model with close formula	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	67,217	-	67,217	79,217	-	79,217	Present value (non-close formula)	Interest rate yield curves

Market index futures	159	-	159	162	-	162	Present value (non-close formula)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	20	-	20	20	-	20	Hull-White model with non-close formula	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	1,207	-	1,207	7,312	-	7,312	Present value (non-close formula)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	86,361	-	86,361	31,872	-	31,872

Loans and advances to credit institutions – Repurchase agreements	70,594	-	70,594	27,379	-	27,379	Present value (non-close formula)	Interest rate yield curves

Loans and advances to customers – Repurchase agreements	15,767	-	15,767	4,493	-	4,493	Present value (non-close formula)	Interest rate yield curves

Financial assets available-for-sale:	17,771	-	17,771	22,915	-	22,915

Debt instruments	17,701	-	17,701	22,845	-	22,845	Present value (non-close formula)	Interest rate yield curves

Equity instruments	70	-	70	70	-	70	Other	Value of shareholders’ equity
Hedging derivatives:	300	-	300	4,740	-	4,740

Swaps	300	-	300	3,793	-	3,793	Present value (non-close formula)	Interest rate yield curves
Exchange Rate Futures	-	-	-	947	-	947	Present value (non-close formula)	Interest rate yield curves

	192,121	899	193,020	197,488	903	198,391

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2013			Using Internal Models at 12/31/2014			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	123,427	-	123,427	125,894	-	125,894

Trading derivatives:

Interest rate options	4,603	-	4,603	3,332	-	3,332	Black-Scholes model with analytic method	Interest rate yield curves and implied volatility surface

Market index options:	101	-	101	534	-	534

European, composite, quanto and Asian strike options	101	-	101	440	-	440	Black-Scholes model with analytic method and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Barrier options	-	-	-	40	-	40	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Autocallable	-	-	-	12	-	12	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Asian spread option	-	-	-	42	-	42	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	281	-	281	1,390	-	1,390

American forwards	3	-	3	16	-	16	Black-Scholes model with close formula	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	278	-	278	1,364	-	1,364	Black-Scholes model with close formula	Interest rate yield curves, quoted exchange rates and implied volatility surface
Digital	-	-	-	10	-	10	Black-Scholes model with close formula	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	64,074	-	64,074	78,063	-	78,063	Present value (non-close formula)	Interest rate yield curves

Index and securities futures	364	-	364	31	-	31	Present value (non-close formula)	Interest rate yield curves, quoted equity and index prices and dividends estimation

Interest rate futures	919	-	919	550	-	550	Hull-White model with non-close formula	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	1,121	-	1,121	31	-	31	Present value (non-close formula)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	51,964	-	51,964	41,963	-	41,963	Present value (non-close formula)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	76,025	-	76,025	108,784	-	108,784

Deposits from Central Bank – Reverse repurchase agreements	18,512	-	18,512	5,006	-	5,006	Present value (non-close formula)	Interest rate yield curves

Deposits from credit institutions – Reverse repurchase agreements	7	-	7	28,746	-	28,746	Present value (non-close formula)	Interest rate yield curves

Customer deposits – Reverse repurchase agreements	57,506	-	57,506	69,726	-	69,726	Present value (non-close formula)	Interest rate yield curves
Marketable debt securities	-	-	-	5,306	-	5,306

Hedging derivatives:	1,392	-	1,392	4,403	-	4,403

Swaps	1,392	-	1,392	2,448	-	2,448	Present value (non-close formula)	Interest rate yield curves
Exchange Rate Futures	-	-	-	1,955	-	1,995	Present value (non-close formula)	Interest rate yield curves
	200,844	-	200,844	239,081	-	239,081

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

Financial instruments categorized in Level 3

-
Debt and equity instruments: This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

-
Trading derivatives: This category includes OTC European Equity Options on Cemex’s ADR (NYSE: CX) and are classified within Level 3 because the implied volatility is unobservable due to their long-term maturities (average implied volatilities are quoted up to one to two years). These instruments are valued using the Black-Scholes valuation model. These options were canceled in February 2012.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2012	761	646	1,407
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	291	(1,518)	(1,227)
Purchases	-	872	872
Sales	(187)	-	(187)
Settlements	(88)	-	(88)
Balance at December 31, 2012	777	-	777
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	219	-	219
Sales	(15)	-	(15)
Settlements	(82)	-	(82)
Balance at December 31, 2013	899	-	899
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	78	-	78
Purchases	18	-	18
Sales	(12)	-	(12)
Settlements	(80)	-	(80)
Balance at December 31, 2014	903	-	903

Liabilities
	Debt and Equity Instruments	Trading Derivatives	Total

Balance at January 1, 2012	-	750	750
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	(1,760)	(1,760)
Sales	-	1,010	1,010
Balance at December 31, 2012	-	-	-
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2013	-	-	-
Total gains/losses recognized in profit or loss:
Gains/(losses) on financial assets and liabilities (net)	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2014	-	-	-

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2014 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Convertible bonds issued by Cemex	903	Local volatility model with partial differential equation method	Long-term implied volatility	30.53 – 35.94% (33.23%)	A significant increase in volatility would result in a lower fair value.

Although the Group believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2014, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2014
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	7	(7)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are conservative, but reasonably possible.

The least favorable scenario assumed the following:

-
The volatility of the underlying asset of the convertible bond at its maturity moved from 33.24% to 35.94%. The volatility used as input for the internal model 33.24% is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 33.24% to 30.53%.

Sensitivity analysis

As an alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2014, including all financial instruments in the trading book position of the Group are as follows:

	Average	High	Low	12/31/2014

All financial instruments	86.18	136.09	47.05	51.61
By category:
Instruments sensitive to interest rate	88.17	135.90	41.83	43.59
Instruments sensitive to equity market prices	18.21	53.83	9.33	40.30
Instruments sensitive to foreign currency exchange rates	14.27	32.94	2.62	16.10
Instruments sensitive to volatility movements	16.02	30.86	9.89	24.13

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

Adjustments due to changes in fair value arising from:

-
Available-for-sale financial assets are recognized in Shareholders’ equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in Shareholders’ equity. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

-
Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-
Unrealized gains on Available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale in the Shareholders’ equity.

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

When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are reclassified to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

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

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.
If the Group transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases – the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

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

Financial asset and liability balances are offset (i.e., reported in the consolidated balance sheet at their net amount) only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Group’s consolidated balance sheet; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

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

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2013

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	73,221	-	73,221	(59,457)	(343)	(4,944)	8,477

Repurchase agreements	86,361	-	86,361	-	(86,444)	-	(83)

Equity instruments (see Note 10.a)	131	-	131	-	(144)	-	(13)

Total	159,713	-	159,713	(59,457)	(86,931)	(4,944)	8,381

As at December 31, 2014

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	97,164	-	97,164	(77,310)	(4,883)	(6,033)	8,938

Repurchase agreements	31,872	-	31,872	(2,245)	(31,951)	-	(2,324)

Equity instruments (see Note 10.a)	567	-	567	-	(605)	-	(38)

Total	129,603	-	129,603	(79,555)	(37,439)	(6,033)	6,576

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2013

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	73,165	-	73,165	(59,457)	(169)	(9,786)	3,753

Reverse repurchase agreements	76,025	-	76,025	-	(76,414)	-	(389)

Short positions - Securities loans see Note 11.b)	12,339	-	12,339	-	(12,617)	-	(278)

Short positions – Short sales (see Note 11.b)	51,964	-	51,964	-	(52,003)	-	(39)

Total	213,493	-	213,493	(59,457)	(141,203)	(9,786)	3,047

As at December 31, 2014

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	99,245	-	99,245	(77,310)	(320)	(15,379)	6,236

Reverse repurchase agreements	103,478	-	103,478	(2,245)	(100,198)	(151)	884

Short positions - Securities loans (see Note 11.b)	14,077	-	14,077	-	(14,432)	-	(355)

Short positions – Short sales (see Note 11.b)	27,301	-	27,301	-	(27,409)	-	(108)

Total	244,101	-	244,101	(79,555)	(142,359)	(15,530)	6,657

g)	Impairment of financial assets

i. Definition

Financial assets, other than those at fair value through profit or loss (FVTPL), are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

-	In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial asset is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recorded impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

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

For all types of loans, impaired loans will remain as impaired until the borrower pays the total amount due in terms of principal and interests.

Impaired loans which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the loan payment scheme, or in the case of loans with installments that cover periods in excess of 60 calendar days, the payment of one installment.

With regard to uncollected accrued interest on impaired loans, the Group creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

The entire loan balance is kept on the consolidated balance sheet until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant deterioration in the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the loan is written off, the loan balance and its corresponding allowance for impairment losses are removed from the consolidated balance sheet with no resulting impact on the profit of the Group.

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

-	Mortgage loans are generally written off when they have been past due for 36 months (see Note 2.h.).

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

Credit losses on impaired loans are assessed as follows:

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

Impairment losses resulting from insolvency of the customers (“credit risk”) are recognized when there is evidence of a deterioration of the customer’s ability to pay, either because it is in arrears or for other reasons.

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

a. Specific allowance:

The allowance for impairment losses of loans and receivables not measured at FVTPL that are determined as doubtful is generally recognized in accordance with the criteria set forth below:

i.	Assets determined as doubtful due to counterparty arrears:

Loans and receivables for all borrowers, even if backed by guarantee or collateral, with amounts more than three months past due are individually assessed for impairment. The impairment loss is measured taking into account the number of days the amounts are past due, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

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

The Group covers its losses inherent in loans and receivables not measured at FVTPL and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. Impairment losses are calculated using statistical methods and are comprised of losses incurred at the reporting date that have not yet been allocated to specific loans.

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

Low default portfolios

In loans to the public sector, such as credit institutions and large corporations which are included in commercial, financial and industrial loans, the number of historical defaults is either very small or near to zero. Accordingly, for such low default portfolios, the Group supplements its own historical default data with the data obtained from external credit ratings in order to estimate the incurred loss used by the market to determine the PD and LGD factors. Guarantees are considered in the determination of allowance for impairment losses. When the guarantor has a better credit risk rating than the borrower, the guarantor’s rating is used in the model instead of the credit rating of the borrower.

2.	Retail portfolio

The retail portfolio comprises loans to SMEs, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans (see Note 12).

With respect to the coverage of impairment losses arising from credit risk to individuals and SMEs, the Group covers its impairment losses taking into account the historical impairment loss experience at the time of assessment. For these purposes, loans are grouped considering similar credit risk characteristics (for example, credit utilization rates, product type, asset type, collateral type, past due status and other relevant factors).

The Group uses a transition matrix to determine the PD in which loans are segmented into bucket classifications primarily based on the number of days outstanding, and statistical analyses are applied to estimate the probability that loans will migrate through the different buckets and ultimately be written off. In addition to the number of days outstanding, the bucket classifications are determined in accordance with loan credit characteristics as described above. The transition matrix is based on historical data gathered over periods ranging from one to three years depending on type of portfolio.

In addition to the allowance for impairment losses on loans and receivables, the Group also estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available credit on lines of credit, credit cards and non-revolving consumer loans. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

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

iii. Debt or equity instruments classified as Available-for-sale

For available-for-sale equity instruments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

The amount of the impairment losses is the excess of their carrying amount and their fair value.

When there is objective evidence at the date of measurement of these instruments that the excess are due to an impairment that is other than temporary, cumulative gains or losses previously recognized in equity under Valuation adjustments - Available-for-sale financial assets are reclassified to the consolidated income statement.

In respect of available-for-sale equity instruments, impairment losses previously recognized in the consolidated income statement are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in equity under Valuation adjustments - Available-for-sale financial assets. In respect of available-for-sale debt instruments, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

iv. Financial instruments carried at cost

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses are recognized in the consolidated income statement for the period in which they arise and as a direct reduction of the cost of the financial instrument. Such impairment loss will not be reversed in subsequent periods.

h)	Change in accounting estimates

During 2014, the Group revised certain estimates related to impaired mortgage loans by extending the period in which past-due loans and the corresponding allowance for loan losses are recognized on the consolidated balance sheet. Impaired mortgage loans are written off to the corresponding allowance for loan losses when management considers the loans to be uncollectible. Under the revised estimates, impaired mortgage loans are generally written off to allowance for loan losses 36 months after becoming past-due. Previous to the change the loans were generally written off 366 days after becoming past-due prior to the change.

Management believes that the revised estimates provide more reliable information on impaired mortgage loans since they are more consistent with the period required to complete the legal process of recovering loan collateral.

The change in accounting estimates did not have a material impact on the net loan portfolio as of December 31, 2014, or profit for the year then ended. However, the change resulted in a net decrease in the write-offs disclosed in Notes 12.c and 12.d of approximately 250 million pesos.

i)	Repurchase agreements and Reverse repurchase agreements

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

Repurchase agreements are designated as financial instruments at FVTPL when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

j)	Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the Group as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Group has decided to make continuing use of these assets.

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

k)
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

l)	Accounting for leases

i.    Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Group acts as the lessors, they present the acquisition cost of the leased assets under Tangible assets. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.

When the Group acts as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in the consolidated income statement.

ii.    Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In determining whether a sale and leaseback transaction results in an operating lease or finance lease, the Group analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Group. Only assets whose cost can be estimated reliably and from which the Group considers it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or development cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.    Goodwill

Any excess of the cost of the investments in the Group accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

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

-
The remaining amount is recognized as goodwill, which is allocated to one or more CGUs. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

Other intangible assets can have an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment, the Group reviews the remaining useful lives of the assets in order to determine the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

Impairment charges are included in Impairment losses on other assets (net) – Other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k.).

n)	Provisions and contingent assets and liabilities When preparing the consolidated financial statements of the Group, management distinguishes between:

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

-	Other provisions: include the amount of other provisions recognized by the Group (see Note 24).

o)	Litigation and/or claims in process At the end of 2013 and 2014, certain litigation and claims were in process against the Group arising from the ordinary course of their operations (see Note 24).

p)	Share-based payments

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

Share-based payments are discussed in Note 42.b. and c.

q)	Recognition of income and expenses The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.     Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the Group’s right to receive them arises.

ii.    Fee and commission income and expenses

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-	Those relating to services provided in a single act are recognized when the single act is carried out.

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

r)	Financial guarantees

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

s)	Post-employment benefits See Note 24.c.

t)	Income tax Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax (hereinafter, “ISR”) is recognized in profit for the year in which they are incurred. The ISR currently payable is based on taxable profit for the year. Taxable profit differs from Operating profit before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Current and deferred tax for the year

Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in equity, in which case, the current and deferred tax are also recognized in equity. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u)   Remaining maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2012, 2013 and 2014 year-end is provided in Note 45.

v)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

w)  Dividend distribution

Dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders.

x)   Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative consolidated income statement and the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

y)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized under Accumulated reserves in Shareholders’ equity.

z)	Consolidated statement of cash flows

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

aa)  Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.

b.	The net amount of the income and loss items recognized directly to consolidated equity under Valuation adjustments that will be reclassified subsequently to net profit when certain conditions are met.

c.	The net amount of the income and loss items recognized directly to consolidated equity under Valuation adjustments that will not be reclassified subsequently to net profit.

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

ab)	Consolidated statement of changes in total equity

This consolidated statement presents all the changes in equity, including those arising from changes in accounting policies.

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

3.1  Agreement with Fibra Uno

This transaction is explained in Note 15.a.

3.2 Global public offering of shares

On July 26 2012, the Board of Directors approved the global public offering of shares, consisting of the simultaneous public offering of: (i) units in Mexico in accordance with the CNBV, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 of the United States of America (USA).

In October 2012, the Group completed the global public offering of 1,689,543,408 Series B shares, representing 24.90% of its common stock. The offering shares were priced at 31.25 pesos per unit or USD12.1849 per American Depositary Share (ADS) and are traded on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE) as of September 26, 2012. Of the total shares sold, 81% were placed in the USA and the remaining 19% in Mexico.

3.3 Senior debt offering

On November 9, 2012, the Bank completed the placement of senior notes for the amount of USD 1,000,000,000 with a 10 year maturity. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amented. Interest will be paid semiannually, on May 9 and November 9, respectively, beginning May 9, 2013.  Principal will be paid at maturity of the instruments (November 9, 2022). The instruments will bear interest at the rate of 4.125% a year. Principal will be paid when the instruments mature or, as the case may be, on the date that they are repaid in advance.

3.4 Sale of Gestión Santander

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

3.5  Acquisition of ING mortgage business in Mexico

This transaction is explained in Note 4.

3.6  Subordinated debt offering

On December 27, 2013, the Bank completed the placement of debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 with a 10 year maturity with option to be prepaid in year 5. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amented. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments will bear interest at an initial rate of 5.95% a year during the first 5 years.

Key terms of these debt securities are explained in Note 21.

3.7  Mexican real estate sector

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

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfill the requirements provided by the Commercial Bankruptcy Law to be considered insolvent.

In early December 2014, one of three major Mexican real estate companies sent to the relevant court request to initiate a pre-arranged bankruptcy.

As of December 31, 2013 and 2014 the loan portfolio of the Group with the three principal Mexican real estate companies amounted to 5,140 and 4,903 million pesos, respectively, which represents 1.34% and 1.07% of loans and advances to customers and 0.60% and 0.52% of the total assets of the Group, of which 4,265 and 4,720 million pesos are impaired. As of December 31, 2013 and 2014, the Group has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

3.8  Tax reforms

In December 2013, the Mexican government enacted several tax reforms that are effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax Law and to the Mexican Federal Tax Code. The tax reforms also repealed the Business Flat Tax Law and the Cash Deposits Tax Law.

Please refer to Note 26 for more information regarding the impact of these tax reforms.

3.9  Sale agreement for custodial business

During 2014, Banco Santander (Spain) and the Group reached an agreement to sell the custodial business to FINESP Holdings II BV, a subsidiary of Warburg Pincus ("Warburg Pincus") and Temasek Holdings Private Limited ("Temasek"):

•
On June 19, 2014, Banco Santander (Spain) announced having reached a definitive agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses of Santander in Spain, Mexico and Brazil through a new entity. The closing was scheduled for the fourth quarter of 2014.

•
On June 19, 2014, Banco Santander (Spain) made an offer to the Group to purchase the custodial business. This offer was accepted by the Group. The agreed sale price was 2,030 million pesos. This offer requires the

Group to transfer the custodial business, however, this obligation is subject to the following conditions: i) is valid until June 19, 2015; ii) is subject to the same conditions established in the global agreement signed by Banco Santander (Spain); iii) authorizations must be obtained by the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; iv) depends on the overall operation, if it is terminated, the operation will also terminate in Mexico; and v) operation should be formalized through the signing of the respective contracts.

•	The joint venture was approved by the Board of Directors of both, Banco Santander (Spain) and the Group, at its meeting held on July 22, 2014.

Considering the above, however, that there is an obligation of the Group to transfer the custodial business to a special purpose entity for accepting the offer made by Banco Santander (Spain), this obligation is subject to various conditions that to date have not been met, such as authorization by the Mexican financial authorities of the special purpose entity that will provide custodial services, among others. As of December 31, 2104, Banco Santander (Spain) has not defined the special purpose entity to be used to provide custodial services. Therefore, the Group has not recognized any financial or tax effect in the consolidated financial statements.

3.10 Scotiabank Inverlat loan portfolio acquisition

On November 25, 2014, the Group entered into an agreement to acquire a non-revolving consumer loans portfolio of approximately 39,200 loans amounting to a total face value of approximately 3,179 million pesos from Scotiabank Inverlat. The Group will pay 3,002 million pesos for this portfolio. The acquisition was made in two tranches and completed on April 4 and April 19, 2015.

4.   Business combination

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

On December 13, 2013 ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada ("Santander Vivienda") (formerly ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada). In February 2013, Santander Vivienda obtained the permits required to change its legal name.

The net assets acquired amount to 395 million pesos which includes a loan portfolio with an unpaid principal balance of 11,237 million pesos, and an estimated fair value of 10,772 million pesos. Loan portfolio of approximately 363 million pesos was expected to be uncollectible at the time of the acquisition. This entity was acquired by the Group and is today established as a subsidiary. The purchase consideration consisted of a cash payment of 541 million pesos for the equity.

The recognition of the acquisition date assets and liabilities of Santander Vivienda resulted in goodwill of 146 million pesos, which consists largely of the profit-generating potential of the mortgage business acquired. Fair values of the identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

Assets:
Cash and cash equivalents	459
Loans and other receivables	11,160
Foreclosed assets	209
Accounts receivable	97
Other assets	586
12,511
Liabilities:
Other liabilities	(12,116)
Net assets acquired	395
Non-controlling interest	-
Cost of investment	541
Goodwill at November 29, 2013	(146)

During December 2014, management finalized its estimates with respect to the fair values of the assets and liabilities acquired in the business combination. These adjustments have been included in the values presented on the table above. No additional adjustments were identified.

Since the acquisition date and as of December 31, 2013, Santander Vivienda has contributed 42 million pesos of net interest income and 34 million pesos of after-tax loss to the Group’s consolidated income statement for the year ended December 31, 2013. If the acquisition had been effective as of January 1, 2013, the effect on the Group’s net interest income in 2013 would have been 278 million pesos. Santander Vivienda had an after-tax loss of 121 million pesos in 2013.

5.	Distribution of the Group's profit and Earnings per share

5.1 Distribution of the Group's profit

The distributions of the Group's net profit for the years ended December 31, 2013 and 2014 approved by the Board of Directors during the annual general meetings are as follows:

	2013	2014

Profit of the year	14,281	13,289
Dividends declared	20,850	3,473
Dividend per share (pesos)	3.08	0.51
Date of payment	08/30/2013 and 12/27/2013	12/29/2014

5.2 Earnings per share from continuing operations and discontinued operations

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29.a.), excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share were determined as follows:

	2012	2013	2014

Profit attributable to the Parent	17,443	14,279	13,288
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	132	1,938	-
Profit from continuing operations (net of non-controlling interests)	17,311	12,341	13,288
Weighted average number of shares outstanding	6,782,806,506	6,773,811,703	6,775,809,054
Basic earnings per share (pesos)	2.57	2.11	1.96
Basic earnings per share from discontinued operations (pesos)	0.02	0.29	-
Basic earnings per share from continuing operations (pesos)	2.55	1.82	1.96

5.3  Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2012	2013	2014

Profit attributable to the Parent	17,443	14,279	13,288
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	132	1,938	-
Profit from continuing operations (net of non-controlling interests)	17,311	12,341	13,288
Weighted average number of shares outstanding	6,782,806,506	6,773,811,703	6,775,809,054
Dilutive effect of rights on shares	13,401,600	12,583,210	10,585,859
Adjusted number of shares	6,796,208,106	6,786,394,913	6,786,394,913
Diluted earnings per share (pesos)	2.57	2.11	1.96
Diluted earnings per share from discontinued operations (pesos)	0.02	0.29	-
Diluted earnings per share from continuing operations (pesos)	2.55	1.82	1.96

6.   Compensation of Directors, Executive Officers and other key management personnel

The Group considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 10 million pesos during 2012, 13 million pesos during 2013 and 11 million pesos during 2014, paid as attendance fees.

b)   Remuneration of executive officers

The aggregate amount for compensation and benefits generated during 2012 to executive officers amounted to 399 million pesos, 329 million pesos during 2013 and 339 million pesos during 2014. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. Also, the amount paid at December 31, 2012 includes a fixed fee in connection with the closing of the global public offering. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 393 million pesos at December 31, 2013 and 468 million pesos at December 31, 2014.

d)	Global Program – Performance share plan

The Group participates in a share-based variable compensation plan launched by Banco Santander (Spain) as part of the growth strategy implemented in 2008. The Plan was implemented through the granting of a predetermined number of shares of Banco Santander (Spain) to certain officials of the Group, based on the extent to which certain targets were achieved. The last cycle of this plan expired on June 30, 2014 (see Note 42.b.).

e)	Local Program

The Group established a share-based variable compensation plan for its executives (Local Program). The plan is settled through the Group’s own equity instruments and is recognized according to their fair value at grant date. Details of the plan and the determination of the fair value of transactions involving share-based payments settled through equity instruments are presented in Note 42.c.

f)	Corporate performance shares plan

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated “Corporate performance shares plan” applicable only to a certain group of executives. This plan provides for a variable compensation tied to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan is payable in shares of the Group and will begin on July 1, 2015. Details of the plan are presented in Note 42.d.

g)	Loans to executive officers

The loans conferred to executive officers amount to 84 million pesos and 70 million pesos as of December 31, 2013 and 2014, respectively.

7.   Cash and balances with Central Bank

The breakdown by type of balances of Cash and balances with Central Bank is as follows:

	12/31/2013	12/31/2014

Cash	16,954	15,927
Central Bank compulsory deposits	31,320	35,872
Deposits in Central Bank	1,326	24
Accrued interest	81	-
	49,681	51,823

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets. During June 2014, the Central Bank increased the amount of compulsory deposits from 31,320 million pesos to 35,872 million pesos.

Note 45.a. includes a breakdown of the remaining maturity of Cash and balances with Central Bank and of the related average interest rates. The compulsory deposits required by Central Bank have an indefinite term.

Additionally, Note 45.c. includes the fair value amounts of these assets.

8.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2013	12/31/2014

Classification:
Other financial assets at fair value through profit or loss	70,594	27,379
Loans and receivables	51,246	67,307
	121,840	94,686
Type:
Reciprocal accounts	9,997	26,167
Time deposits	101	98
Guarantee deposits - Collateral delivered for OTC transactions (Note 32)	15,272	20,758
Repurchase agreements	70,594	27,379
Call money transactions granted	17,560	11,098
Other accounts	8,316	9,186
	121,840	94,686
Currency:
Peso	105,176	59,250
US Dollar	16,584	35,416
Other currencies	80	20
	121,840	94,686

As of December 31, 2013 and 2014, the time deposits include 101 million pesos and 98 million pesos related to deposits that the Group holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 2 business days. As of December 31, 2013 and 2014, these transactions are as follows:

	Days	Interest Rate	12/31/2013

Mexican financial institutions	2	3.50%	17,560
			17,560

	Days	Interest Rate	12/31/2014

Mexican financial institutions	2	2.96%	11,098
			11,098

As of December 31, 2013 and 2014, 812 million pesos and 173 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and they are considered as restricted assets within Loans and advances to credit institutions – Loans and receivables.

As of December 31, 2013 and 2014, 15,272 million pesos and 20,758 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and they are considered as restricted assets within Loans and advances to credit institutions – Loans and receivables (see Note 32).

As of December 31, 2013 and 2014, 70,621 million pesos and 27,421 million pesos, respectively, of debt securities have been received as guarantees and/or collateral in connection with the repurchase agreements transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 31).

Note 45.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Loans and receivables.

9.   Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2013	12/31/2014

Classification:
Financial assets held for trading	98,640	110,787
Available-for-sale financial assets	61,423	83,029
Loans and receivables	5,659	5,835
	165,722	199,651
Type:
Mexican government debt securities	140,997	159,998
Of which:
Collateral delivered for OTC transactions (Note 32)	169	453
Foreign government debt securities	13,441	24,734
Of which:
Brazilian Government Notes	1,651	24,693
US Government Treasury Bills (TBILLS)	11,790	41
Debt securities issued by financial institutions	3,443	4,818
Other debt securities	7,841	10,101
	165,722	199,651
Currency:
Peso	146,815	170,645
US Dollar	16,118	3,070
Brazilian Real	1,651	24,693
Other currencies	1,138	1,243
	165,722	199,651

As of December 31, 2013 and 2014, 169 million pesos and 453 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and they are considered as restricted assets within Debt instruments (see Note 32).

As of December 31, 2013 and 2014, 12,617 million pesos and 14,432 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and they are considered as restricted assets within Debt instruments – Financial assets held for trading.

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2013	12/31/2014

Federal Treasury Securities (CETES)	35,796	11,001
United Mexican States Bonds (UMS)	333	564
Federal Mexican Government Development Bonds (BONDES)	13,293	32,317
M and M10 Mexican Government Bonds	10,924	2,421
Mexican Bank Saving Protection Bonds (BPATs)	22,382	46,076
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	10,698	9,626
Other Mexican Government debt securities	457	-
US Government Treasury Bills (TBILLS)	15	41
Other debt securities	4,742	8,741
	98,640	110,787

(1)
“UDIs” are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2014, one UDI was equal to 5.27036 pesos.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2013	12/31/2014

United Mexican States Bonds (UMS)	1,987	1,775
Federal Mexican Government Development Bonds (BONDES)	3,131	-
M, M3 and M5 Mexican Government Bonds	26,558	30,982
Mexican Bank Saving Protection Bonds (BPATs)	5,019	14,566
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	4,760	4,835
US Government Treasury Bills (TBILLS)	11,775	-
Brazilian Government Notes	1,651	24,693
Other debt securities	6,542	6,178
	61,423	83,029
Of which:
Before allowance for impairment losses	61,423	83,029
Allowance for impairment losses	-	-
	61,423	83,029

The breakdown by issuer rating of Debt instruments at December 31, 2013 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	6,852	152,118	158,970	95.93%
BBB	3,218	2,320	5,538	3.34%
BB	314	-	314	0.19%
Below BB	900	-	900	0.54%
	11,284	154,438	165,722	100%

The breakdown by issuer rating of Debt instruments at December 31, 2014 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	12,084	157,658	169,742	85.02%
BBB	1,931	27,074	29,005	14.53%
BB	904	-	904	0.45%
	14,919	184,732	199,651	100.00%

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2013	12/31/2014

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,317	2,389
Special CETES - support program for housing loan debtors	3,342	3,446
	5,659	5,835

Type :
Unquoted	5,659	5,835
Of which:
Before allowance for impairment losses	5,659	5,835
Allowance for impairment losses	-	-
	5,659	5,835

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2012	2013	2014

Beginning balance	61,416	47,332	61,423
Net additions/(disposals)	(14,401)	15,697	21,533
Valuation adjustments	249	(1,515)	334
Amounts reclassified to consolidated income statement	68	(91)	(261)
Balance at year-end	47,332	61,423	83,029

As of December 31, 2013 and 2014, 8,207 million pesos and 17,370 million pesos, respectively, of Mexican government securities (M Bonds, BONDES, UMS and other debt securities), have been pledged in connection with repurchase agreements operations, and they are considered as restricted assets within Available-for-sale – Debt instruments.

c)	Allowance for impairment losses

As of December 31, 2013 and 2014 and during 2012, 2013 and 2014, the Group has not recognized any impairment on Available-for-sale – Debt Instruments (see Note 28).

d)	Other information

Note 45.a. contains a breakdown of the remaining maturity periods of Available-for-sale – Debt Instruments and the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Debt instruments – Loans and receivables.

10.  Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2013	12/31/2014

Classification:
Financial assets held for trading	5,346	5,160
Available-for-sale financial assets	102	99
Of which:
Others	102	99
Of which:
Before allowance for impairment losses	102	99
Allowance for impairment losses	-	-
	5,448	5,259
Type:
Shares of Mexican companies	4,737	4,409
Shares of foreign companies	711	850
	5,448	5,259

As of December 31, 2013 and 2014, 323 million pesos and 439 million pesos, respectively, of equity instruments, have been pledged in connection with derivatives traded in organized markets, and they are considered as restricted assets within Equity instruments – Financial assets held for trading (see Note 32).

As of December 31, 2013 and 2014, 131 million pesos and 567 million pesos, respectively, of Equity Instruments, have been pledged in connection with securities loans transactions in which the lender is the Group, and they are considered as restricted assets within Equity instruments – Financial assets held for trading.

As of December 31, 2013 and 2014, 144 million pesos and 605 million pesos, respectively, of equity instruments securities have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments – Financial assets held for trading (see Note 31).

Note 45.a. contains a breakdown of the remaining maturity periods of these assets.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2012	2013	2014

Beginning balance	166	186	102
Transfer to non-current assets held for sale	-	(97)	-
Net additions /(disposals)	6	23	-
Valuation adjustments	14	3	(2)
Amounts reclassified to consolidated income statement	-	(13)	(1)
Balance at year-end	186	102	99

Note 28.a. includes a breakdown of the valuation adjustments recognized in Total equity on Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2013 and 2014 and during 2012, 2013 and 2014, the Group has not recognized any impairment on Available-for-sale – Equity Instruments.

11.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 32):

	12/31/2013		12/31/2014
	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	44,587	44,616	37,584	37,570
Currency risk	27,566	26,424	53,055	55,709
Market price risk	768	733	1,785	1,563
	72,921	71,773	92,424	94,842

Note 45.a. contains a breakdown of the remaining maturity periods of trading derivatives.

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2013	12/31/2014

Securities loans:
Debt instruments	11,947	13,695
Equity instruments	392	382
	12,339	14,077
Short sales:
Debt instruments (*)	52,087	27,886
	64,426	41,963

(*)
These figures include financial liabilities arising from the outright sale of  financial assets acquired under repurchase agreements of 51,964 million pesos and 27,301 million pesos as of December 31, 2013 and December 31, 2014, respectively.

Note 45.a. contains a breakdown of the remaining maturity periods of these liabilities.

12.	Loans and advances to customers

a)	Breakdown

The breakdown by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2013	12/31/2014

Other financial assets at fair value through profit or loss	15,767	4,493
Loans and receivables	384,752	457,255
	400,519	461,748
Of which:
Before allowance for impairment losses	414,283	476,946
Allowance for impairment losses	(13,764)	(15,198)
	400,519	461,748

As of December 31, 2013 and 2014, 2,209 million pesos and 2,243 million pesos, respectively, of loans and advances to customers, have been pledged in connection with derivatives traded in organized markets, and they are considered as restricted assets within Loans and advances to customers (see Note 32).

Note 45.a. includes a breakdown of the remaining maturity of Loans and advances to customers and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Loans and advances to customers – Loans and receivables.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Group's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2013	12/31/2014

By loan type:
Commercial, financial and industrial loans	191,149	222,246
Public sector loans	37,387	55,862
Mortgage loans	88,269	102,935
Repurchase agreements	15,767	4,493
Installment loans to individuals-
Revolving consumer credit card loans	38,450	40,124
Non-revolving consumer loans	28,086	32,856
Impaired loans	15,175	18,430
	414,283	476,946
By borrower sector:
Public sector	37,387	55,865
Individuals	161,657	184,770
Communications and transportation	12,437	10,879
Construction	32,707	33,027
Manufacturing	45,816	48,242
Services	108,991	127,946
Tourism	7,218	6,309
Other sectors	8,070	9,908
	414,283	476,946
By geographical area:
Mexico	414,283	476,946
	414,283	476,946
By interest rate:
Fixed rate	169,492	183,069
Floating rate	244,791	293,877
	414,283	476,946

As of December 31, 2013 and 2014, 15,823 million pesos and 4,530 million pesos, respectively, of debt securities have been received as guarantees and/or collateral in connection with the repurchase agreements transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2012	2013	2014

Beginning balance	(7,247)	(9,387)	(13,764)

Impairment losses on financial assets – Loans and receivables (*)	(10,338)	(16,888)	(14,831)
Of which:
Individually assessed	(1,166)	(5,331)	(3,925)
Collectively assessed	(9,172)	(11,557)	(10,906)

Others	(12)	(19)	(113)

Write-off of impaired balances against recorded allowance for impairment losses	8,210	12,530	13,510
Balance at year-end	(9,387)	(13,764)	(15,198)

Of which:
By method of assessment:
Individually	(2,608)	(5,147)	(6,031)
Collectively	(6,779)	(8,617)	(9,167)
By geographical location of risk:
Mexico	(9,387)	(13,764)	(15,198)
By classification of assets:
Loans and advances to customers	(9,387)	(13,764)	(15,198)

(*)
The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries and legal expenses in the amount of 1,368 million pesos in 2012, 1,983 million pesos in 2013 and 1,699 million pesos in 2014.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2012	2013	2014

Beginning balance	6,382	7,329	15,175
Additions	15,523	26,409	24,848
Transfers to performing loans	(6,366)	(6,033)	(8,083)
Written-off assets	(8,210)	(12,530)	(13,510)
Balance at year-end	7,329	15,175	18,430

The breakdown of  the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2013 is as follows:

		With Balances Past Due by
	With no Past Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,654	2,153	2,323	749	446	8,325
Mortgage loans	773	770	537	441	1,069	3,590
Installment loans to individuals
Of which:
Revolving consumer credit card loans	875	457	-	-	-	1,332
Non-revolving consumer loans	841	1,072	7	2	6	1,928
	5,143	4,452	2,867	1,192	1,521	15,175

The breakdown of  the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past- due and past-due at December 31, 2014 is as follows:

		With Balances Past Due by
	With no Past Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	1,675	2,209	515	127	5,049	9,575
Mortgage loans	1,128	956	869	625	1,671	5,249
Installment loans to individuals
Of which:
Revolving consumer credit card loans	657	1,323	-	-	-	1,980
Non-revolving consumer loans	711	899	16	-	-	1,626
	4,171	5,387	1,400	752	6,720	18,430

e)   Renegotiated loans

Renegotiated loans includes renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the Year Ended 12/31/2012				For the Year Ended 12/31/2013				For the Year Ended 12/31/2014
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	9,371	-	483	9,854	1,378	-	307	1,685	694	-	2,040	2,734
Mortgage loans	3	-	5	8	-	-	-	-	1	-	-	1
Installment loans to individuals	1,137	-	278	1,415	1,314	-	207	1,521	542	-	799	1,341
Total	10,511	-	766	11,277	2,692	-	514	3,206	1,237	-	2,839	4,076
Percentage	93%	-	7%	100%	84%	-	16%	100%	30%	-	70%	100%

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

-
Installment loans to individuals – The renegotiation programs offered in this portfolio generally a) convert the revolving consumer credit card loans to installment arrangements, or b) depending on customer risk, profile and other factors, the Group can either lower the applicable interest rate or extend the payment terms by up to 60 months.

See Note 48 (5.4.6 Recovery management) for additional information regarding restructured and refinanced loan portfolios.

f)	Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Group’s maximum exposure to credit risk by class of financial instrument (except  for hedging derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance-sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantee is a credit enhancement in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Group’s collaterals or guarantees are contractual and are typically classified as follows:

-
Financial and other collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity or debt securities), collection rights, inventory, equipment and real estate are included in this category:

-	Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

-	Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

-	Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

-	Real estate.

-
Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third-party guarantee and have initially been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 48 (4.4.3 Transaction decision-making – Credit risk mitigation techniques) for additional information regarding collaterals.

The breakdown is as follows:

		12/31/2013
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Maximum Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees
Financial assets held for trading	171,561	-	-	18,293(4)	656(4)	-	-	-
Other financial assets at fair value through profit or loss	86,361	-	-	-	86,444(4)	-	-	-
Available-for-sale financial assets	61,423	-	-	-	-	-	-	-
Loans and receivables:	455,421	239,706	215,715	-	-	60,616	149,356	38,564
Of which:
Loans and advances to credit institutions	51,246	51,246	-	-	-	-	-	-
Loans and advances to customers	398,516	182,801	215,715	-	-	60,616	149,356	38,564
Commercial, financial and industrial loans	199,474	86,461	113,013	-	-	22,946	63,398	32,359
Public sector loans	37,387	24,956	12,431	-	-	37,670	-	6,205
Mortgage loans	91,859	1,588	90,271	-	-	-	85,958	-
Installment loans to individuals:
Revolving consumer credit card loans	39,782	39,782	-	-	-	-	-	-
Non-revolving consumer loans	30,014	30,014	-	-	-	-	-	-
Debt instruments	5,659	5,659	-	-	-	-	-	-
Guarantees, documentary credits and loan commitments	55,326	55,326	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	85,317	85,317	-	-	-	-	-	-
	915,409	380,349	215,715	18,293	87,100	60,616	149,356	38,564
(1)      Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.
(2)      Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)      Public sector loan rights are guaranteed by Mexican government entities.
(4)    Amounts previously reported in prior year disclosure have been revised to correct for data input errors. Such reclassification has no impact on amounts previously reported in the consolidated financial statements.

		12/31/2014
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Maximum Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	203,211	-		23,174	6,380	-	-	-
Other financial assets at fair value through profit or loss	31,872	-			31,951		-
Available-for-sale financial assets	83,029	-	-	-	-	-		-
Loans and receivables:	545,595	305,244	240,351	-	-	97,844	185,769	22,301
Of which:
Loans and advances to credit institutions	67,307	67,307	-	-	-	-	-	-
Loans and advances to customers	472,453	232,102	240,351	-	-	97,844	185,769	22,301
Commercial, financial and industrial loans	231,818	114,106	117,712	-	-	47,820	80,080	22,301
Public sector loans	55,865	39,814	16,051	-	-	50,024	-	-
Mortgage loans	108,184	1,596	106,588	-	-		105,689
Installment loans to individuals:
Revolving consumer credit card loans	42,104	42,104	-	-	-	-	-	-
Non-revolving consumer loans	34,482	34,482	-	-	-	-	-	-
Debt instruments	5,835	5,835	-	-	-	-	-	-
Guarantees and loan commitments	49,154	49,154	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	79,631	79,631	-	-	-	-	-	-
	992,492	434,029	240,351	23,174	38,331	97,844	185,769	22,301
(1)       Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.
(2)       Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.
(3)       Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Group has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. Internal rating scale and mapping of external ratings are as follows:

Internal Rating	Equivalence with
	Standard &	Moody’s
Poor’s

9.3	AAA	Aaa
9.2	AA+	Aa1
9	AA	Aa2
8.6	AA-	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A-	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB-	Baa3
5	BB+	Ba1
4.4	BB	Ba2
3.9	BB-	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B-	B3
1.6	CCC	Caa1
1	CC	Ca

For commercial loans (SMEs), mortgage loans and installment loans (revolving credit card consumer loans and non-revolving consumer loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the CNBV and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

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

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2013
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	39	770	3,408	8,983	7,963	32,191	48,966	28,069	15,201	5,054	2,506	2,354	134	26	55	-	301	2,044	158,064
Public sector loans	-	-	-	-	23,107	269	-	3,808	2,213	3,966	3,449	675	-	-	-	-	-	-	-	(100)	37,387
	-	-	39	770	26,515	9,252	7,963	35,999	51,179	32,035	18,650	5,729	2,506	2,354	134	26	55	-	301	1,944	195,451

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	1,421	903	1,415	713	10,354	205	1,439	-	14	-	60	-	-	-	-	-	-	16,524
Loan commitments	-	-	-	96	14,565	961	2,728	6,408	6,510	4,667	1,125	309	1,284	73	-	-	-	-	-	-	38,726
	-	-	-	1,517	15,468	2,376	3,441	16,762	6,715	6,106	1,125	323	1,284	133	-	-	-	-	-	-	55,250
	-	-	39	2,287	41,983	11,628	11,404	52,761	57,894	38,141	19,775	6,052	3,790	2,487	134	26	55	-	301	1,944	250,701

	12/31/2014
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans	-	-	-	1,178	1,877	7,819	15,793	32,960	55,313	30,472	14,003	5,091	2,543	3,264	549	76	4,611	18	-	4,415	179,982
Public sector loans	-	-	-	-	38,028	143	-	3,804	3,556	4,080	6,316	-	-	-	-	-	-	-	-	(62)	55,865
	-	-	-	1,178	39,905	7,962	15,793	36,764	58,869	34,552	20,319	5,091	2,543	3,264	549	76	4,611	18	-	4,353	235,847

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	456	1,208	2,612	7,085	3,664	745	699	478	38	-	-	-	-	-	-	-	-	16,985
Loan commitments	-	-	-	262	13,455	374	1,174	3,977	5,404	3,543	1,030	1,357	1,317	112	40	1	-	-	-	-	32,046
	-	-	-	718	14,663	2,986	8,259	7,641	6,149	4,242	1,508	1,395	1,317	112	40	1	-	-	-	-	49,031
	-	-	-	1,896	54,568	10,948	24,052	44,405	65,018	38,794	21,827	6,486	3,860	3,376	589	77	4,611	18	-	4,353	284,878

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2013
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	20,995	7,938	1,995	1,566	4,413	1,783	710	1,913	97	-	41,410
Mortgage loans	64,520	8,560	3,545	2,329	1,319	5,228	1,714	2,358	1,138	1,148	91,859
Revolving consumer credit card loans	4,771	8,748	5,793	4,595	6,801	2,953	3,137	3,059	222	(297)	39,782
Non-revolving consumer loans	3,306	17,801	1,763	1,029	858	530	1,394	2,025	520	788	30,014
	93,592	43,047	13,096	9,519	13,391	10,494	6,955	9,355	1,977	1,639	203,065

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	85,317	-	-	-	-	-	-	85,317
Guarantees	-	-	-	-	-	-	-	-	-	1	1
Loan commitments	-	-	-	-	-	-	-	-	-	75	75
	-	-	-	85,317	-	-	-	-	-	76	85,393
	93,592	43,047	13,096	94,836	13,391	10,494	6,955	9,355	1,977	1,715	288,458

	12/31/2014
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	29,629	8,602	2,509	2,025	4,766	1,515	612	2,101	77	-	51,836
Mortgage loans	75,024	13,387	3,723	2,831	1,149	3,710	2,374	3,976	417	1,593	108,184
Revolving consumer credit card loans	5,308	8,859	5,148	6,112	7,027	3,082	2,945	3,314	309	-	42,104
Non-revolving consumer loans	8,893	18,484	896	738	650	825	1,081	1,654	298	963	34,482
	118,854	49,332	12,276	11,706	13,592	9,132	7,012	11,045	1,101	2,556	236,606

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	79,631	-	-	-	-	-	-	79,631
Guarantees	-	-	-	-	-	-	-	-	-	20	20
Loan commitments	-	-	-	-	-	-	-	-	-	103	103
	-	-	-	79,631	-	-	-	-	-	123	79,754
	118,854	49,332	12,276	91,337	13,592	9,132	7,012	11,045	1,101	2,679	316,360

The following is a breakdown of the retail portfolio that is past due but not impaired at December 31, 2013 and 2014, classified by type of loan and by age of the oldest past-due amount:

Portions of the retail portfolio that are past due but not impaired as of December 31, 2013 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	36,717	1,968	819	607	40,111
Mortgage loans	79,602	2,982	4,253	1,432	88,269
Installment loans to individuals
Of which:
Revolving consumer credit card loans	36,578	1,310	562	-	38,450
Non-revolving consumer loans	25,065	1,539	906	576	28,086
	177,962	7,799	6,540	2,615	194,916

Portions of the retail portfolio that are past due but not impaired as of December 31, 2014 are as follows:

	Current	Balances Past Due by			Total
		1 to 30 Days	31 to 60 Days	61 to 90 Days

By type of loan:
Commercial loans (SMEs)	46,996	2,131	741	425	50,293
Mortgage loans	94,096	5,274	2,688	877	102,935
Installment loans to individuals
Of which:
Revolving consumer credit card loans	38,493	1,021	610	-	40,124
Non-revolving consumer loans	29,302	3,032	449	73	32,856
	208,887	11,458	4,488	1,375	226,208

g)	Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 21 details the liabilities associated with these securitization transactions.

	2013	2014

Retained on the balance sheet
Of which:
Securitized mortgage assets	359	282
	359	282

Securitization is used as a tool for diversifying the Group’s liquidity sources. The Group had not performed any securitization in 2012, 2013 and 2014 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13.	Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2013		12/31/2014
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	76	1,001	32	1,729
Cash flow hedges	224	391	4,708	2,674
	300	1,392	4,740	4,403

b)	Quantitative information

Fair value hedges

As of December 31, 2013, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,891	2,891	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	6,478	495	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	2,183	181	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,780	2,780	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	4,783	324	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	1,888	157	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	692	57	US Dollar	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Group are extended in certain cases up to the year 2025.

For 2012, 2013 and 2014, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (111) million pesos, 119 million pesos and (71) million pesos, respectively (see Note 39).

For 2012, 2013 and 2014, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 88 million pesos, (131) million pesos and 65 million pesos, respectively (see Note 39).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2013, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,550	2,550	Peso	BPAGs Bonds – Interest rate risk

Interest Rate Swaps	175	175	Peso	Central Bank compulsory deposits – Interest rate risk

Cross-Currency Swaps	5,145	366	US Dollar	Loans and receivables – Interest rate and foreign exchange risk

Cross-Currency Swaps	2,149	121	Euro	Loans and receivables – Interest rate and foreign exchange risk

Cross-Currency Swaps	11,253	860	US Dollar	Senior Notes – Interest rate and foreign exchange risk

Cross-Currency Swaps	654	50	US Dollar	Tier II subordinated Capital Notes – Interest rate and foreign exchange risk

Forward Fx-EUR	3,642	206	Euro	Loans and receivables – Foreign exchange risk

Forward Fx-BRL	1,757	375	Brazilian Real	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	1,836	134	US Dollar	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2014, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

Cross-Currency Swaps	3,916	309	US Dollar	Loans and receivables – Interest rate and foreign exchange risk

Cross-Currency Swaps	4,677	265	Euro	Loans and receivables – Interest rate and foreign exchange risk

Cross-Currency Swaps	12,677	860	US Dollar	Senior Notes – Interest rate and foreign exchange risk

Cross-Currency Swaps	19,164	1,300	US Dollar	Tier II subordinated Capital Notes – Interest rate and foreign exchange risk

Forward Fx-BRL	26,112	5,195	Brazilian Real	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	25,561	1,809	US Dollar	Brazilian Government Notes – Foreign exchange risk

During June 2014, the Group discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to consolidated income statement over the original term of the forecast transaction, which extended through the year 2018.

As of December 31, 2013 and 2014, included in the balance recognized in equity under Valuation adjustments - Cash flow hedges are 155 million pesos and 61 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Notes and up to the year 2023 for Loans and receivables.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2012	2013	2014

Valuation adjustments	160	371	(1,161)
Amounts reclassified to consolidated income statement	(1,359)	(470)	1,548
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	(1,575)	(453)	1,551
Cash flow hedges ineffectiveness (Note 39)	216	(17)	(3)
	(1,199)	(99)	387

The breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	5,028	2,368	55,336	20,997	83,729
Cash flows to be paid	5,056	3,156	78,794	33,222	120,228

Note 45.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2013	12/31/2014

Non-current assets held for sale	1,100	844
Of which:
Foreclosed assets	1,100	844
	1,100	844

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

In 2012, 2013 and 2014, the Group recognized a gain of 135 million pesos, a loss of (16) million pesos and a loss of (15) million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement.

As of December 31, 2012, 2013 and 2014, the Group has recognized an impairment of 34 million pesos, 22 million pesos and 48 million pesos, respectively, under Impairment losses on other assets (net) in the consolidated income statement.

To account for the foreclosed assets, the Group initially records the property at the lesser of the net carrying amount of the loan to which the assets relate or the fair value of the foreclosed asset less the estimated selling costs. If the fair value (less estimated selling costs) is lower than the carrying amount of the loan, the difference is recognized in Impairment losses on other assets (net) in the consolidated income statement for the period. Subsequent to initial recognition, the foreclosed asset is measured at the lower of fair value (less estimated selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from valuations performed by qualified professionals.

In 2012, 2013 and 2014, none of the sales of these assets were financed by any entity of the Group.

a)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2013	576
Additions (*)	749
Disposals	(203)
Impairment losses	(22)
Balances at December 31, 2013	1,100
Additions	524
Disposals	(732)
Impairment losses	(48)
Balances at December 31, 2014	844

(*)	These additions include 202 million pesos of Non-current assets held for sale - Foreclosed assets originated from the acquisition of Santander Vivienda (see Note 4).

15.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2013	7,434
Additions (*)	1,303
Disposals	(248)
Balances at December 31, 2013	8,489
Additions	1,283
Disposals	(243)
Balances at December 31, 2014	9,529

Accumulated depreciation:
Balances at January 1, 2013	(3,321)
Additions	(649)
Disposals	248
Balances at December 31, 2013	(3,722)
Additions	(785)
Disposals	240
Balances at December 31, 2014	(4,267)

Balances at December 31, 2013	4,767
Balances at December 31, 2014	5,262

(*)	These additions include 11 million pesos of Tangible assets originated from the acquisition of Santander Vivienda (see Note 4).

As of December 31, 2014, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

In the second quarter of 2012, the Group entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years. This sale was completed in May 2012 for the amount of 3,334 million pesos, which resulted in the recognition of net gains in the amount of 1,730 million pesos (see Note 44), included in Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement.

The lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the Mexican National Consumer Price Index and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are recognized as Other general administrative expenses in the consolidated income statement.

As of December 31, 2014, the future minimum lease payments required under the Group’s operating leases, are as follows:

	12/31/2014
Operating Lease Due	Fibra Uno	Other operating leases	Total

2015	253	161	414
2016	266	300	566
2017	276	482	758
2018	276	778	1,054
2019	276	398	674
2020 and thereafter	3,401	180	3,581
Total commitments for minimum payments under operating lease	4,748	2,299	7,047

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	5,721	(2,444)	-	3,277
IT equipment and fixtures	849	(521)	-	328
Furniture and vehicles	1,420	(757)	-	663
Others	499	-	-	499
Balances at December 31, 2013	8,489	(3,722)	-	4,767

Buildings	6,282	(2,771)	-	3,511
IT equipment and fixtures	1,018	(636)	-	382
Furniture and vehicles	1,605	(860)	-	745
Others	624	-	-	624
Balances at December 31, 2014	9,529	(4,267)	-	5,262

16.	Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2013	12/31/2014

Santander Hipotecario (Note 4)	1,588	1,588
Santander Vivienda (Note 4)	146	146
	1,734	1,734

b)   Changes

The changes in Goodwill were as follows:

	12/31/2013	12/31/2014

Beginning balance	1,588	1,734
Additions (Note 4)	146	-
Balance at year-end	1,734	1,734

c)	Impairment test

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

For the purposes of the impairment analysis, goodwill is allocated to one or more CGUs expected to benefit from the synergies arising from business combinations. The CGUs represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

-	is the lowest level at which the entity manages goodwill internally; and

-	is not larger than an operating segment.

The CGUs to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where indicators of impairment are noted by management.

For the purpose of determining the impairment of a CGU unit to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

The recoverable amount of a CGU is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Group estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of capital assigned to each CGU, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the CGU exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that CGU and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the minority interests may be recognized.

Impairment losses on goodwill are recognized under Impairment losses on other assets (net)-Goodwill and other intangible assets in the consolidated income statement.

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

	Hypotheses (Santander Hipotecario)	Hypotheses (Santander Vivienda)

Basis of valuation	Value in use: discounted cash flows	Value in use: discounted cash flows
Period of projection of cash flows (1)	5 years	5 years
Perpetual cash flow	(2)	(2)
Discount rate (6)	7.06%	8.02%
Of which:
Cost of Equity (3)	13.90%	13.90%
Cost of Debt (4)	6.01%	5.48%
Equity Structure (5)	13% Equity / 87% Debt	18% Equity / 82% Debt

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

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's management in 2012, 2013 and 2014, the Group has not recognized any impairment losses on Goodwill.

17.	Intangible assets-Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2013	4,638
Additions	928
Disposals	(114)
Balances at December 31, 2013	5,452
Additions	1,225
Disposals	(2,099)
Balances at December 31, 2014	4,578

Accumulated amortization and impairment:
Balances at January 1, 2013	(2,578)
Additions	(971)
Disposals	114
Balances at December 31, 2013	(3,435)
Additions	(897)
Disposals	2,099
Balances at December 31, 2014	(2,233)
Balances at December 31, 2013	2,017
Balances at December 31, 2014	2,345

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount

IT developments	3 years	5,360	(3,343)	-	2,017
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2013		5,452	(3,378)	(57)	2,017

IT developments	3 years	4,486	(2,141)	-	2,345
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2014		4,578	(2,176)	(57)	2,345

As of December 31, 2014, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18.	Other assets

The breakdown of Other assets is as follows:

	12/31/2013	12/31/2014

Credit card operating balances	794	985
Insurance commission receivables	761	747
Prepayments	881	1,060
Bank branches operating balances	55	-
Net pension plan assets	45	13
Indemnification asset	849	582
Other	2,441	3,092
	5,826	6,479

19.	Deposits from Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	12/31/2013	12/31/2014

Classification:
Other financial liabilities at fair value through profit or loss	18,519	33,752
Financial liabilities at amortized cost	51,697	48,326
	70,216	82,078
Type:
Reciprocal accounts	11,307	3,785
Time deposits	12,956	19,977
Overnight deposits	4,285	3,005
Reverse repurchase agreements	18,519	33,752
Other accounts	23,122	21,533
Accrued interest	27	26
	70,216	82,078
Currency:
Peso	56,145	56,108
US Dollar	14,070	25,970
Other currencies	1	-
	70,216	82,078

Note 45.a. includes a breakdown of the remaining maturity periods of Deposits from Central Bank and Deposits from credit institutions and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Deposits from Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20.	Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2013	12/31/2014

Classification:
Other financial liabilities at fair value through profit or loss	57,506	69,726
Financial liabilities at amortized cost	389,618	444,902
	447,124	514,628
Type:
Reverse repurchase agreements	57,506	69,726
Demand deposits:
Current accounts	257,952	294,062
Savings accounts	2	1
Other deposits	11,579	17,069
Of which:
Collateral received for OTC transactions (Note 32)	4,944	6,033
Others	6,635	11,036
Time deposits:
Fixed-term deposits	119,903	133,587
Accrued interest	182	183
	447,124	514,628
Currency:
Peso	413,723	467,166
US Dollar	33,390	47,449
Other currencies	11	13
	447,124	514,628

As of December 31, 2013 and 2014, customer deposits of 79 million pesos and 55 million pesos, respectively, have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of December 31, 2013 and 2014, customer deposits of 4,944 million pesos and 6,033 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 45.a. includes a breakdown of the remaining maturity periods of Customer deposits and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21.	Marketable debt securities

a)	Breakdown

The breakdown by classification and type of issue of Marketable debt securities is as follows:

	12/31/2013	12/31/2014

Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	-	5,306
Financial liabilities at amortized cost	53,118	53,771
	53,118	59,077
Type:
Certificates of deposit (unsecured)	6,773	13,948
Senior notes	12,883	14,556
Structured bank bonds	766	5,614
Promissory notes	19,842	17,884
Unsecured bonds	12,568	6,839
Mortgage-backed bonds	286	236
	53,118	59,077

Note 45.a. includes a breakdown of the remaining maturity periods of Marketable debt securities and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)	Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

2014

Beginning balance	-
Issues	5,492
Of which:
Structured bank bonds	5,492
Of which:
Banco Santander (México), S.A.	5,492
Redemptions	(9)
Of which:
Structured bank bonds	(9)
Of which:
Banco Santander (México), S.A.	(9)
Changes in fair value	(177)
Balance at year-end	5,306

c)	Changes in Marketable debt securities classified as financial liabilities at amortized cost

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2013	2014

Beginning balance	54,703	53,118
Issues (*)	1,362,570	639,908
Of which:
Certificates of deposit (unsecured)	6,773	55,265
Senior notes	119	1,674
Structured bank bonds	17,578	19,584
Promissory notes	1,336,827	563,385
Unsecured bonds	987	-
Mortgage-backed bonds	286	-
Of which:
Banco Santander (México), S.A.	1,361,297	639,908
Santander Vivienda, S.A. de C.V.	1,273	-
Redemptions (*)	(1,363,903)	(639,270)
Of which:
Certificates of deposit	-	(48,098)
Structured bank bonds	(18,336)	(20,061)
Promissory notes	(1,336,849)	(565,332)
Unsecured bonds	(8,718)	(5,779)
Of which:
Banco Santander (México), S.A.	(1,363,903)	(639,221)
Santander Vivienda, S.A. de C.V.	-	(49)
Accrued interest	(252)	15
Balance at year-end	53,118	53,771

(*) Includes foreign exchange effect of marketable debt securities denominated in foreign currency.

d)	Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to USD 4,000,000,000 of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of issuance program up to USD 6,500,000,000. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

As of December 31, 2013, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	4	01/03/2014	3.44%
Certificates of deposit (unsecured)	2	01/03/2014	3.44%
Certificates of deposit (unsecured)	1	01/10/2014	3.49%
Certificates of deposit (unsecured)	131	01/10/2014	0.65%
Certificates of deposit (unsecured)	392	01/10/2014	0.70%
Certificates of deposit (unsecured)	915	01/13/2014	0.70%
Certificates of deposit (unsecured)	39	01/13/2014	0.50%
Certificates of deposit (unsecured)	22	01/13/2014	0.50%
Certificates of deposit (unsecured)	18	01/14/2014	3.44%
Certificates of deposit (unsecured)	11	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/15/2014	3.44%
Certificates of deposit (unsecured)	2	01/16/2014	3.44%
Certificates of deposit (unsecured)	1,710	01/22/2014	3.84%
Certificates of deposit (unsecured)	1,000	01/23/2014	3.84%
Certificates of deposit (unsecured)	16	01/31/2014	3.44%
Certificates of deposit (unsecured)	95	02/01/2014	3.28%
Certificates of deposit (unsecured)	17	02/05/2014	3.44%
Certificates of deposit (unsecured)	5	02/21/2014	3.49%
Certificates of deposit (unsecured)	1	02/24/2014	0.45%
Certificates of deposit (unsecured)	100	02/27/2014	3.81%
Certificates of deposit (unsecured)	700	03/06/2014	3.79%
Certificates of deposit (unsecured)	1,500	04/16/2014	3.75%
Certificates of deposit (unsecured)	4	04/16/2014	0.45%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	3	06/02/2014	0.50%
Certificates of deposit (unsecured)	10	06/13/2014	3.44%
Certificates of deposit (unsecured)	6	06/27/2014	0.60%
Certificates of deposit (unsecured)	50	07/17/2014	3.44%
Certificates of deposit (unsecured)	1	10/03/2014	3.44%
Certificates of deposit (unsecured)	9	11/06/2014	3.44%
	6,769
Accrued interest	4
	6,773

Senior notes	12,825	11/09/2022	4.125%
Transaction costs and accrued interest	58
	12,883

Structured bank bonds	13	01/02/2014	5.50%
Structured bank bonds	150	01/10/2014	9.30%
Structured bank bonds	20	01/10/2014	6.00%
Structured bank bonds	11	01/13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	28	01/14/2014	TIIE
Structured bank bonds	10	01/17/2014	10%
Structured bank bonds	20	01/24/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	13	01/28/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	7	02/13/2014	Guaranteed rate subject to exchange rate
Structured bank bonds	13	02/27/2014	2.50%
Structured bank bonds	200	05/05/2014	TIIE
Structured bank bonds	93	05/29/2014	TIIE
Structured bank bonds	11	06/11/2014	TIIE
Structured bank bonds	11	08/28/2014	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	15	11/28/2014	TIIE
Structured bank bonds	5	08/04/2015	TIIE
Structured bank bonds	8	08/18/2015	TIIE
Structured bank bonds	131	08/26/2015	TIIE
Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
	779
Transaction costs and accrued interest	(13)
	766

Promissory notes	300	01/02/2014	3.60%
Promissory notes	17,531	01/02/2014	3.55%
Promissory notes	58	01/06/2014	3.45%
Promissory notes	50	01/10/2014	3.50%
Promissory notes	1,061	01/31/2014	4.15%
Promissory notes	812	02/28/2014	4.15%
	19,812
Accrued interest	30
	19,842

Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	978	11/23/2017	9.05%
Unsecured bonds	1,700	03/09/2021	8.91%
	12,508
Accrued interest	60
	12,568

Mortgage-backed bonds	270	05/25/2032	5.00%
Mortgage-backed bonds	16	05/25/2032	6.40%
	286
Accrued interest	-
	286

As of December 31, 2014, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	13	03/06/2015	2.96%
Certificates of deposit (unsecured)	17	02/04/2015	2.96%
Certificates of deposit (unsecured)	14	05/21/2015	2.96%
Certificates of deposit (unsecured)	2,315	06/04/2015	3.25%
Certificates of deposit (unsecured)	10	06/08/2015	2.96%
Certificates of deposit (unsecured)	3,415	06/11/2015	3.26%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	600	06/18/2015	3.24%
Certificates of deposit (unsecured)	100	06/18/2015	3.24%
Certificates of deposit (unsecured)	500	06/18/2015	3.24%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	28	06/26/2015	2.96%
Certificates of deposit (unsecured)	2,000	05/07/2015	3.25%
Certificates of deposit (unsecured)	18	01/14/2015	2.96%
Certificates of deposit (unsecured)	50	07/23/2015	2.96%
Certificates of deposit (unsecured)	16	08/28/2015	2.96%
Certificates of deposit (unsecured)	9	10/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	5	04/23/2015	1.00%
Certificates of deposit (unsecured)	179	01/02/2015	0.34%
Certificates of deposit (unsecured)	145	01/06/2015	0.32%
Certificates of deposit (unsecured)	117	01/08/2015	0.31%
Certificates of deposit (unsecured)	267	01/05/2015	0.30%
Certificates of deposit (unsecured)	116	01/13/2015	0.37%
Certificates of deposit (unsecured)	115	01/15/2015	0.46%
Certificates of deposit (unsecured)	70	01/16/2015	0.30%
Certificates of deposit (unsecured)	88	01/20/2015	0.30%
Certificates of deposit (unsecured)	138	01/20/2015	0.65%
Certificates of deposit (unsecured)	133	01/06/2015	0.45%
Certificates of deposit (unsecured)	442	01/20/2015	0.41%
Certificates of deposit (unsecured)	166	01/23/2015	0.40%
Certificates of deposit (unsecured)	123	01/13/2015	0.30%
Certificates of deposit (unsecured)	146	01/27/2015	0.40%
Certificates of deposit (unsecured)	103	01/02/2015	2.78%
Certificates of deposit (unsecured)	84	01/29/2015	0.50%
Certificates of deposit (unsecured)	1,916	02/24/2015	0.51%
Certificates of deposit (unsecured)	7	05/27/2015	0.50%
Certificates of deposit (unsecured)	2	07/31/2015	0.55%
Certificates of deposit (unsecured)	66	05/27/2015	0.50%
	13,937
Accrued interest	11
	13,948

Senior notes	14,482	11/09/2022	4.125%
Transaction costs and accrued interest	74
	14,556

Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
Structured bank bonds	5	08/04/2015	TIIE
Structured bank bonds	8	08/18/2015	TIIE
Structured bank bonds	11	01/20/2015	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	58	08/26/2015	TIIE
Structured bank bonds	100	01/08/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	20	01/06/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	18	01/13/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	11	01/30/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	28	01/05/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	23	02/17/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (*)	87	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	50	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	04/06//2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	10	05/26/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	20	06/08/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	9	06/18/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	25	06/19/2015	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (*)	16	06/24/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	812	06/29/2017	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	55	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	237	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds (*)	362	09/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	15	09/09/2015	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	35	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds (*)	106	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds (*)	1,480	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	248	11/17/2016	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	590	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	528	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	584	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
	5,608
Transaction costs and accrued interest	6
	5,614

Promissory notes	2,000	01/02/2015	2,96%
Promissory notes	5,000	01/02/2015	3.00%
Promissory notes	3,000	01/02/2015	3.05%
Promissory notes	5,000	01/02/2015	3.08%
Promissory notes	750	01/07/2015	3.00%
Promissory notes	52	02/13/2015	3.03%
Promissory notes	2,000	01/23/2015	3.09%
Promissory notes	64	01/05/2015	2.96%
	17,866
Accrued interest	18
	17,884

Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	979	11/23/2017	9.05%
Unsecured bonds	1,700	03/09/2021	8.91%
	6,779
Accrued interest	60
	6,839

Mortgage-backed bonds	223	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	236
Accrued interest	-
	236

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss

22.	Subordinated liabilities

a)   Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

			12/31/2014
			Outstanding Issue Amount in Foreign Currency(1)	Annual Interest Rate (%)

Currency of Issue	12/31/2013	12/31/2014

US Dollar	16,824	19,446	1,300,000,000	5.95%
Balance at year-end	16,824	19,446

(1)	See 21.d. Other disclosures

Note 45.a. includes a breakdown of the remaining maturity of Subordinated liabilities and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these liabilities.

b)   Changes

The changes in Subordinated liabilities were as follows:

	2013	2014
Beginning balance (million USD)	-	1,286
Issues
Of which:
Banco Santander (México) S.A.	1,300	-
Transaction costs and accrued interest	(14)	33
Balance at year-end (million USD)	1,286	1,319
Exchange rate per one USD as of December 31,	13.0843	14.7414
Balance at year-end (million pesos)	16,824	19,446

c)   Other disclosures

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 equivalent to 1,300,000 securities with a nominal value of US 1,000 each with a 10 year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

The main features of this issue are as follows:

a)
If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

b)	Loss absorption mechanism through a write down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

d)	When the Bank computes a Basic Capital index of 8.0%:

-	Possible deferral of principal or interest or other remedies determined by the CNBV.

-	Possible write-down due to breach of remediation.

-
Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

23.	Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2013	12/31/2014

Trade payables	1,343	1,081
Collection accounts:
Tax payables	971	1,190
Financial transactions pending settlement	12,970	8,872
Other financial liabilities	1,643	1,537
	16,927	12,680

Note 45.a. includes a breakdown of the remaining maturity periods of Other financial liabilities and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities.

The breakdown of unsettled financial transactions is as follows:

	12/31/2013	12/31/2014

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	3,490	1,890
Federal Treasury Securities (CETES)	8,374	4,705
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	779	1,977
Mexican Bank Saving Protection Bonds (BPATs)	50	-
Equity instruments	275	268
Other financial instruments	2	32
	12,970	8,872

The breakdown of Other financial liabilities is as follows:

	12/31/2013	12/31/2014

Retentions related to loans (*)	811	630
IPAB contingency	207	189
Other payable account	625	718
	1,643	1,537

(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2013 and 2014, the Group was the defendant in various legal proceedings and claims brought against it by clients as a result of the Group’s acquisition of Grupo Financiero Serfin, S.A. and Subsidiaries (hereinafter, “Grupo Financiero Serfin”) in May 23, 2000 from the Mexican Bank Savings Protection Institute (hereinafter, “IPAB”) (see Note 41). Later, in 2006, Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

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

As of December 31, 2013 and 2014, the remaining balance of the IPAB liability and related accrued interest is 207 million pesos and 189 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

24.	Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2013	12/31/2014

Provisions for pensions and similar obligations	2,371	2,873
Provisions for tax and legal matters	1,332	1,308
Provisions for off-balance-sheet risk	1,524	1,359
Other provisions	483	546
Provisions	5,710	6,086

b)	Changes

The changes in Provisions were as follows:

	2012					2013					2014
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total
Balance at beginning of year	2,713	1,409	2,513	434	7,069	3,189	1,435	1,164	506	6,294	2,371	1,332	1,524	483	5,710
Additions charged (credited) to net income:
Interest expense and similar charges	215	-	-	-	215	212	-	-	-	212	195	-	-	-	195
Personnel expenses – Defined Benefit Plan	154	-	-	-	154	191	-	-	-	191	170	-	-	-	170
Personnel expenses – Defined Contribution Plan (Note 42)	140	-	-	-	140	239	-	-	-	239	259	-	-	-	259
Other	65	-	-	-	65	5	-	-	-	5	(50)	-	-	-	(50)
Actuarial (gains)/losses recognized in the year in Other comprehensive income	543	-	-	-	543	(469)	-	-	-	(469)	382	-	-	-	382
Period provisions	-	273	(1,349)	331	(745)	-	153	360	233	746	-	230	(165)	142	207
Contributions from the employer	(396)	-	-	-	(396)	(623)				(623)	(6)				(6)
Payments to pensioners and pre-retirees with a charge to internal provisions
	(112)	-	-	-	(112)	(130)	-	-	-	(130)	(174)	-	-	-	(174)
Other payments (*)		(247)		(259)	(506)		(256)		(256)	(512)		(254)	-	(79)	(333)
Payments to Defined Contribution Plan	(133)	-	-	-	(133)	(243)	-	-	-	(243)	(259)	-	-	-	(259)
Transfers and other changes	-	-	-	-	-	-	-	-	-	-	(15)	-	-	-	(15)
Balances at end of year	3,189	1,435	1,164	506	6,294	2,371	1,332	1,524	483	5,710	2,873	1,308	1,359	546	6,086

(*)
Included in these amounts are payments made by the Group to the Tax Administration Service of 35 million pesos in 2013 and 33 million pesos in 2014 due to the fact that the Group was not withholding income tax in their derivative transactions with certain counterparties.

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

The Group recognized as personnel expenses in the consolidated income statement the amounts of 141 million pesos, 239 million pesos and 246 million pesos in 2012, 2013 and 2014, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law, the Group is liable for severance payments for employees who are terminated by the Group and seniority premiums which are statutory retirement benefits. In addition, the Group offers a defined benefit pension plan and other post-retirement benefits agreed under collective bargaining agreement. The defined benefit plans are administered in a separate fund that is legally separated from the Group. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

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

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 2,350 million pesos and 2,852 million pesos as of December 31, 2013 and 2014, respectively.

The investment fund of the defined benefit post-employment plan was 4,412 million pesos and 4,336 million pesos as of December 31, 2013 and 2014, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2013 and 2014 consist of debt and equity instruments. The Group believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

Beginning on January 1, 2006, the Group introduced a new defined contribution medical expenses plan referred to as the “Retirement Medical Coverage Plan”. All individuals employed after January 1, 2006 were automatically enrolled in the “Retirement Medical Coverage Plan”. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or transfer to the “Retirement Medical Coverage Plan”. Under the “Retirement Medical Coverage Plan”, the Group pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of December 31, 2013 and 2014, approximately 2.08% and 1.80% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2013 and 2014, approximately 80.54% and 83.30% of the Group’s employees enrolled in the defined contribution pension plan have been included in the new “Retirement Medical Coverage Plan”.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2013	12/31/2014

Provisions for post-employment plans
Of which: Defined benefit pension plan	2,350	2,852
Provisions for defined contribution pension plan	21	21
Provisions for pensions and similar obligations	2,371	2,873

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2013	12/31/2014

Annual discount rate	9.0%	8.25%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	9.0%	8.5%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2013	12/31/2014

Present value of the obligations:
Pension plan	2,170	2,272
Post-employment benefits	3,859	4,203
Other	733	713
	6,762	7,188
Less:
Fair value of plan assets	(4,412)	(4,336)

Provisions – Provisions for pensions	2,350	2,852
Of which:
Internal provisions for pensions	2,350	2,852

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2012	2013	2014

Current service cost (Note 42)	154	191	170
Interest cost	215	212	195
Other	65	5	(50)
	434	408	315

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2013	2014

Present value of the obligations at beginning of year	7,488	6,762
Current service cost (Note 42)	191	170
Interest cost	522	581
Benefits paid	(563)	(595)
Actuarial (gains)/losses	(863)	275
Other	(13)	(5)
Present value of the obligations at end of year	6,762	7,188

The weighted average duration of the defined benefit obligation is 13.05 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2013	2014

Fair value of plan assets at beginning of year	4,322	4,412
Actual return on plan assets	(83)	326
Contributions from the employer	623	6
Benefits paid	(433)	(421)
Other	(17)	13
Fair value of plan assets at end of year	4,412	4,336

The fair values of the above (debt and equity instruments) are determined based on quoted market prices in active markets.

The Group does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2015.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2013	12/31/2014

Equity instruments	16%	26%
Debt instruments	84%	74%

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

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 352 million pesos (increase by 385 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 334 million pesos (decrease by 301 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 18 million pesos (decrease by 17 million pesos).

•	If the annual consumer price index growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 3 million pesos (decrease by 3 million pesos).

•	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 388 million pesos (increase by 379 million pesos).

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

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheet, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2013 and 2014, such liability was 921 and 905 million pesos, respectively. For presentation purposes, the arrangement does not impact the consolidated balance sheet as the asset and liability are offset.

e)	Provisions for tax and legal matters

i. Tax-related proceedings

The Group is a party to various tax claims for which it has recorded total provisions of 51 million pesos and 67 million pesos as of December 31, 2013 and 2014, respectively. The main tax-related proceeding concerning the Group was as follows:

•
On January 23, 2008 the Group filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year 2004. By meeting of the First Circuit ruled deny the Group’s amparo suit and Protection of Federal Justice requested. The Group recognized a provision for an amount of 15 million pesos.

The total amount of payments made by the Group arising from this tax proceeding in 2012, 2013 and 2014 is not material with respect to these consolidated financial statements.

ii.   Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service have reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 35 million pesos in 2013 and 38 million pesos in 2014.

iii. Non-tax-related proceedings

As of December 31, 2013 and 2014, as a result of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2013 and 2014, the Group has recognized provisions for the amounts of 1,184 million pesos and 1,181 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Group arising from litigation in 2012, 2013 and 2014 is not material with respect to these consolidated financial statements.

During 2013 and 2014, the amount paid by the Group to external lawyers was 190 million pesos and 176 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2013	12/31/2014

Available lines of credit cards and non-revolving consumer loans	1,427	1,311
Guarantees and loan commitments of commercial and public sector loans	97	48
	1,524	1,359

25.	Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2013	12/31/2014

Sundry creditors	1,839	1,923
Cash balances undrawn	11,492	5,697
Accrued personnel obligations	810	1,581
Other obligations	2,008	2,305
Credit card operation balances	785	907
	16,934	12,413

26.	Tax matters

a)	Income Tax expense

The components of income tax expense for 2012, 2013 and 2014 are as follows:

	2012	2013	2014

Current tax expense:
Tax expense for current year	5,803	4,897	2,133
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(1,950)	(2,227)	1,408
Total Income Tax expense	3,853	2,670	3,541

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2012	2013	2014

Profit before tax
Of which:
Continuing operations	21,165	15,013	16,830
Discontinued operations	190	2,782	-
Income tax at 30%
Of which:
Continuing operations	6,350	4,504	5,049
Discontinued operations - amount transferred to discontinued operations	57	835	-
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,086)	(1,116)	(1,128)
Due to effect of tangible assets	(58)	35	(133)
Due to effect of tax audit settlements (*)	(1,097)	(322)	-
Due to realization of previously unrecognized tax benefits	-	(252)	(117)
Due to effect of non-deductible expenses, non-taxable income and others	(256)	(179)	(130)
Income Tax	3,853	2,670	3,541

Effective tax rate	18.20%	17.78%	21.04%
Current tax liability	687	790	244

Income tax	3,853	2,670	3,541
Of which:
Current tax	5,803	4,897	2,133
Deferred taxes	(1,950)	(2,227)	1,408

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

The Group is subject to regular reviews by the Mexican tax authorities. As of December 31, 2014, there is not any tax contingency for such tax reviews to be disclosed.

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in equity:

	2012	2013	2014

Net tax credited/(charged) to equity:
Remeasurement of defined benefit obligation	151	(141)	118
Measurement of Available-for-sale – Debt instruments	(96)	482	(150)
Measurement of Available-for-sale – Equity instruments	(4)	3	1
Measurement of Financial Derivatives (Cash flow hedges)	360	30	(116)
	411	374	(147)

d)	Deferred taxes

Main components of the Group’s gross deferred income tax assets and liabilities are as follows:

	12/31/2013	12/31/2014

Total deferred tax assets prior to offsetting	18,239	18,064
Of which:
Tangible assets and deferred charges	1,914	1,914
Provisions	1,227	1,529
Impairment losses on loans and receivables	10,917	10,671
Unrealized losses on financial instruments	410	14
Net operating losses carryforward (*)	154	176
Capital losses carryforward(*)	2,296	2,299
Labor provisions	592	702
Fees and interest collected in advance	729	759
Total deferred tax liabilities prior to offsetting	(1,055)	(2,165)

Of which:
Unrealized gains on financial instruments	(249)	414
Exchange rate derivatives	(323)	(1,937)
Prepayments	(159)	(205)
Labor provisions	(7)	11
Other	(317)	(448)

(*) The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2014 the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2010	2020	280	84
2011	2021	171	51
2012	2022	5	2
2013	2023	22	7
2014	2024	107	32
		585	176

As of December 31, 2014 the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2013	2023	7,498	2,249
2014	2024	165	50
		7,663	2,299

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2013	12/31/2014

Presented as deferred tax assets (*)	17,250	15,955
Presented as deferred tax liabilities	(66)	(56)
Net	17,184	15,899

(*)
This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Group’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are recognized directly in equity and (2) the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	01/01/2013	Income	Income	Movements	12/31/2013

Deferred tax assets	16,414	1,825	-	-	18,239
Deferred tax liabilities	(2,477)	402	374	646	(1,055)
	13,937	2,227	374	646	17,184

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	12/31/2013	Income	Income	Movements	12/31/2014

Deferred tax assets	18,239	(175)	-	-	18,064
Deferred tax liabilities	(1,055)	(1,233)	(147)	270	(2,165)
	17,184	(1,408)	(147)	270	15,899

e)	Tax reforms 2014

In December 2013, the Mexican government enacted several tax reforms that are effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax Law and to the Mexican Federal Tax Code. The tax reforms also repealed the Business Flat Tax Law and the Cash Deposits Tax Law.

The Group evaluated the effects of the amendments originated by these tax reforms, which were considered in the consolidated financial statements as of December 31, 2013 and 2014.

Income tax

The following summarizes the most significant aspects of the new income tax law applicable to the Group. The new law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-
Replace the deduction for certain estimated allowance for impairment losses recognized by banking institutions (Global Preventive Reserve) by the deduction of uncollectable loans when they are written down under the provisions established by the CNBV.

-
Limits at 53%, deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-
Changes the procedure to determine the employee profit-sharing obligation. Cash payments for employee profit-sharing obligations and prior year´s tax losses are not deductible for purposes of determining employee profit payable.

-	Establishes that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-
Imposes a new 10% income tax withholding on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply in 2014, but not to distributions of profits generated prior to 2014. This provides an opportunity to apply reduced withholding rates under an applicable tax treaty.

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

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2013	12/31/2014

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	9	10
	9	10
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	2	1

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2013	2014

Beginning balance	8	9
Profit for the year attributable to non-controlling interests	2	1
Other movements	(1)	-
Balance at year-end	9	10

The foregoing changes are shown in the consolidated statement of changes in equity.

28.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated income statement and other comprehensive income until they are reclassified, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Other comprehensive income includes the following:

a)	Unrealized gains and losses on Available-for-sale financial assets

The breakdown by type of instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2013 and 2014 is as follows:

	12/31/2013				12/31/2014
			Net				Net
			Revaluation				Revaluation
	Revaluation	Revaluation	Gains/	Fair	Revaluation	Revaluation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	43	(1,558)	(1,515)	61,423	923	(589)	334	83,029
Equity instruments	8	(5)	3	102	1	(3)	(2)	99

At the end of each year, the Group makes an assessment of whether any of the Available-for-sale securities (debt and equity instruments) are impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default on a credit agreement or material change in the financial position of the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the economic environment in which the issuer operates, changes in macroeconomic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather, is a consequence of uncertainties about the overall economy of the country in which the issuer is domiciled and conducts operations, independent analyst reports and forecasts and other independent market data. The Group also analyzes, on a security-by-security basis, the effect on the recoverable amount of each security of the significance and length of the decline in the fair value below cost.

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

A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2012	421	21	442
Valuation adjustments	249	14	263
Amounts reclassified to consolidated income statement	68	-	68
Income taxes	(95)	(5)	(100)
Balance at December 31, 2012	643	30	673
Valuation adjustments	(1,515)	3	(1,512)
Amounts reclassified to consolidated income statement	(91)	(13)	(104)
Income taxes	482	3	485
Balance at December 31, 2013	(481)	23	(458)
Valuation adjustments	334	(2)	332
Amounts reclassified to consolidated income statement	(261)	(1)	(262)
Income taxes	(150)	1	(149)
Balance at December 31, 2014	(558)	21	(537)

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit and loss (see Note 13).

A reconciliation of the accumulated gain on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2013	2014

Accumulated (loss)/gain on cash flow hedges	(133)	232
Accumulated gain related to discontinued cash flow hedges (Note 13)	155	61
Balance at December 31	22	293

29.	Shareholders’ equity

a)	Share capital

As of December 31, 2013 and 2014, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2013	12/31/2014	12/31/2013	12/31/2014

Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	6,578	6,578

Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	5,982	5,982
	6,786,394,913	6,786,394,913	25,658	25,658

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

Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that was appropriated to equity and the differences between the selling price of treasury shares and the cost of acquisition thereof.

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

As of December 31, 2013 and 2014, the Group and its subsidiaries are in compliance with the maximum percentage of legal reserve required.

Accumulated reserves

This includes the accumulated profit not distributed to shareholders.

Treasury shares

The balance of treasury shares includes the amount paid for the purchase by the Group of its own shares. Transactions involving own equity instruments are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

During the Ordinary General Meeting held on April 18, 2013, shareholders approved the creation of a reserve for treasury shares for an amount of 1,500 million pesos from the Accumulated reserves account.

The Group’s shares owned by the consolidated companies accounted for 0.11% of issued share capital at December 31, 2014 (December 31, 2013: 0.15%). As of December 31, 2013 and 2014, the Group holds 10,487,685 treasury shares for an amount of 332 million pesos and 7,794,635 treasury shares for an amount of 247 million pesos, respectively.

Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, the Group must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account.

In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders (see Note 26.e.).

Dividends paid by the Group to Mexican resident individuals and foreign residents in 2014 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

d)	Other disclosures

During the Ordinary General Meeting of shareholders on May 14, 2012, the following resolution was adopted:

-
The amount of 3,000 million pesos was allocated from the Accumulated reserves account for the payment of dividends. The amount of 3,000 million pesos was paid to shareholders on September 13, 2012.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of August 13, 2012, the following resolution was adopted:

-
The amount of 4,300 million pesos was allocated from the Accumulated reserves account for the payment of dividends. The amount of 4,300 million pesos was paid to shareholders on September 13, 2012.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of August 20, 2013, the following resolution was adopted:

-
The amount of 3,950 million pesos was allocated from the Accumulated reserves account for the payment of dividends. The amount of 3,950 million pesos was paid to shareholders on August 30, 2013.

3,939 million pesos of the aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of December 13, 2013, the following resolutions was adopted:

-	The amount of 4,900 million pesos was allocated from the Accumulated reserves account for the payment of dividends. The amount of 4,900 million pesos was paid to shareholders on December 27, 2013.

-
The amount of 12,000 million pesos was allocated from the Accumulated reserves account for the payment of an extraordinary dividend. The amount of 12,000 million pesos was paid to shareholders on December 27, 2013.

16,226 million pesos of the aforementioned dividend paid to shareholders was taken from the Net tax income account.

During the Ordinary and Extraordinary General Meeting of November 27, 2014, the following resolution was adopted:

-
The amount of 3,473 million pesos was allocated from the Accumulated reserves account for the payment of dividends. The amount of 3,473 million pesos was paid to shareholders on December 29, 2014.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

d)	Other information

In October 2012, the Group completed the global public offering of 1,689,543,408 Series B shares, representing 24.90% of its share capital. The offering shares were priced at 31.25 pesos per unit or USD12.1849 per American Depositary Share (ADS) and are traded on the Bolsa Mexicana de Valores (BMV) and the New York Stock Exchange (NYSE) as of September 26, 2012. The conversion ratio is five Series B shares for each ADS. Of the total shares sold, 81% were placed in the USA and the remaining 19% in Mexico.

30.	Minimum capital requirements

The Bank’s capital management is performing at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic and Complementary. Additionally, Basic Capital is divided into two portions: Basic Capital 1 and Basic Capital 2. Basic Capital (Tier I) is the sum of Basic Capital 1 and Basic Capital 2.

-
Basic Capital 1 (Tier I Capital 1) is composed mainly of shareholders' equity plus other equity instruments, less stock investments on financial institutions, organization expenses, other intangibles, as well as excess of deferred tax assets derived from tax losses that exceed the 8% of Tier I Capital and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Basic Capital 2 (Tier I Capital 2) is composed mainly of bank’s equity instruments which are not included as Basic Capital 1 according to the current legislation.

-
Complementary Capital (Tier II) is composed mainly of bank’s equity instruments which are not included as Basic Capital according to the current legislation, plus the positive difference resulting from subtracting to the total allowable reserves, the total expected losses, up to an amount that doesn’t exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models.

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

For transactions linked to Mexican inflation and denominated in UDIS, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the Mexican National Consumer Price Index (calculated as the average of the previous twelve months) to the absolute value of the total net position.

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

At the date of these consolidated financial statements, the Group was in compliance with these minimum capital requirements (see below).

The minimum capital requirements calculated using the Mexican Banking GAAP for the Bank is as follows:

	12/31/2013	12/31/2014

Computable capital:	86,531	96,517
Core capital	92,820	103,523
Supplementary capital	17,122	19,820
Deductible items	(23,411)	(26,826)

Capital requirements:	43,431	47,756
Market risk	11,100	10,266
Credit risk	27,695	32,547
Operational risk	4,636	4,943

Excess of capital requirements	43,100	48,761
Risk-weighted assets	542,892	596,952

As of December 31, 2013 and 2014, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV:

	12/31/2013	12/31/2014

Net Capital / Required Capital	1.99	2.02
Minimum capital requirements	Not applicable	Not applicable

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.79%	12.85%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit Risk	25.00%	23.72%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	15.94%	16.17%

Minimum capital requirements	8%	8%

31.	Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Group, although they may not impinge on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, repurchase agreements and securities loans transactions in which the lender is the Group.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2013	12/31/2014

Available lines of credit cards and non-revolving consumer loans	85,317	79,631
Guarantees, documentary credits and loan commitments of commercial and public sector loans	55,250	49,031
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	76	123
Total	140,643	128,785

At December 31, 2013 and 2014, the Group had recognized provisions for off-balance sheet risk of 1,524 million pesos and 1,359 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

A significant portion of the guarantees and loan commitments will expire without any payment obligation materializing for the Group and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

b)	Financial instruments received as collateral

Financial instruments include those securities received by the Group in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Group received them to engage in OTC derivatives transactions, repurchase agreements and securities loans transactions in which the lender is the Group.

The breakdown is as follows:

Financial instruments received as collateral	12/31/2013	12/31/2014

Debt instruments received in OTC derivatives transactions	343	4,883
Debt instruments received in repurchase agreements transactions	86,444	31,951
Equity instruments received in securities loans transactions	144	605
Total	86,931	37,439

32.	Derivatives-Nominal amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2013 and 2014 is as follows:

	12/31/2013		12/31/2014
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	4,279	45	-	-
Interest Rate Futures	413	17	20	20
Market Index Futures	7,688	192	9,997	363

Forwards:
Foreign Currency Forwards	83,211	1,177	120,155	7,274
Foreign Exchange Spot	29,825	30	-	39
Interest Rate Forwards	1,400	5	-	-
Equity Forwards	3,919	159	5,082	162

Options:
Foreign Currency Options	23,534	154	57,909	1,673
Interest Rate Options	213,838	3,507	167,057	2,414
Market Index Options	2,716	206	13,772	1,005
Equity Options	832	211	276	255

Swaps:
Interest Rate Swaps	1,649,378	41,058	1,425,837	35,150
Cross-Currency Swaps	307,517	26,160	380,855	44,069
	2,328,550	72,921	2,180,960	92,424

As of December 31, 2013 and 2014, 72,622 million pesos and 91,864 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2013 and 2014 is as follows:

	12/31/2013		12/31/2014
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	675	6	2,050	13
Cross-Currency Swaps	8,602	198	32,917	3,748
Foreign Currency Forwards	1,757	20	24,919	947

Fair value:
Interest Rate Swaps	4,391	73	4,998	32
Cross-Currency Swaps	100	3	-	-
	15,525	300	64,884	4,740
TOTAL ASSETS	2,344,075	73,221	2,245,844	97,164

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2013 and 2014 is as follows:

	12/31/2013		12/31/2014
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	654	1	718	11
Interest Rate Futures	319,031	947	177,784	550
Market Index Futures	3,686	65	1,595	30
Equity Futures	-	-	2	-

Forwards:
Foreign Currency Forwards	79,372	1,101	149,949	9,881
Foreign Exchange Spot	16,129	20	-	50
Interest Rate Forwards	-	-
Market Index Forwards	-	-	12,195	395
Equity Forwards	11,522	364	-	-

Options:
Foreign Currency Options	22,195	281	53,611	1,391
Interest Rate Options	212,699	4,603	187,366	3,333
Market Index Options	414	220	317,886	1,010
Equity Options	931	84	2,682	128

Swaps:
Interest Rate Swaps	1,661,867	39,066	1,574,784	33,687
Cross-Currency Swaps	305,145	25,021	336,462	44,376
	2,633,645	71,773	2,815,034	94,842

As of December 31, 2013 and 2014, 70,544 million pesos and 93,631 million pesos (liabilities) are OTC derivatives of the total amount of the trading portfolio, respectively.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2013 and 2014 is as follows:

	12/31/2013		12/31/2014
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	2,050	19	-	-
Cross-Currency Swaps	10,599	270	7,517	720
Foreign Currency Forwards	5,478	102	26,754	1,954

Fair value:
Interest Rate Swaps	4,978	149	2,565	52
Cross-Currency Swaps	6,823	852	7,320	1,677
	29,928	1,392	44,156	4,403
TOTAL LIABILITIES	2,663,573	73,165	2,859,190	99,245

As of December 31, 2013 and 2014, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2013	12/31/2014

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	2,585	1,468
Chicago Mercantile Exchange	Cash	357	893
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	323	439
		3,265	2,800

Deposits of collateral cover positions operated on the MexDer such as interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index, US Dollar futures, listed option futures and also positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options.

The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2013 and 2014 are as follows:

		12/31/2013	12/31/2014

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	8,145	4,901
Foreign financial institutions	Cash	7,127	15,857
		15,272	20,758
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	169	453
		169	453

The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2013 and 2014 are as follows:

		12/31/2013	12/31/2014

Customer deposits:
Of which (Note 20):
Mexican financial institutions	Cash	1,758	2,076
Foreign financial institutions	Cash	3,186	3,957
		4,944	6,033

		12/31/2013	12/31/2014

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	343	4,215
Foreign financial institutions	Bonds	-	668
		343	4,883

Upon executing transactions with OTC derivatives, the Group agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The nominal and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Group basically to hedge interest rates, underlying asset prices or foreign currency risk. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities in the consolidated statements of income and increase or offset, as appropriate, of the gains or losses on the hedged investments.

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

For derivatives, where ECR = Current Exposure (MtM) + Nominal x Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate PFE against nominal amounts recorded in the accounting records and also compares MtM amounts used for the Current Exposure of the ECR against MtM amounts also recognized in the accounting books.

As of December 31, 2013 and 2014, the cumulative net credit risk exposure of the Group was 245,729 million pesos and 330,543 million pesos, respectively.

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

During June 2013, an adjustment to the sale price of 178 million pesos, net of income tax, was recorded derived from the review of the methodology used by Seguros Santander, S.A. to calculate the technical reserves. As a result of the review, both sides agreed to carry out a reduction in the price of the transaction. This price adjustment, net of income tax, was recognized in the consolidated income statement as Profit from discontinued operations (net).

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

For 2012 and 2013, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

b)   Profit or loss and net cash flows from discontinued operations of Gestión Santander

The breakdown of the profit or loss from discontinued operations is set forth below.

The comparative figures were presented in order to include the operations classified as discontinued.

	2012	2013

Fee and commission income	1,888	1,706
Fee and commission expenses	(1,528)	(1,293)
Gains/(losses) on financial assets and liabilities	7	19
Other operating income (net)	(86)	(42)
Total income	281	390
Administrative expenses:	(78)	(121)
Personnel expenses	(49)	(83)
Other general administrative expenses	(29)	(38)
Depreciation and amortization	(13)	(23)
Operating profit before tax (Note 26)	190	246
Income tax (Note 26)	(58)	(74)
	132	172
Gain on disposal of operation	-	2,790
Income tax	-	(846)
Profit from discontinued operations (net) (*)	132	2,116

(*)
Profit from discontinued operations of year 2013 presented in the consolidated income statement includes an adjustment to the sales price of 178 million pesos, net of income tax, derived from the review of the methodology used by Seguros Santander, S.A. to calculate the technical reserves.

The following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	12/31/2012	12/31/2013

Cash flows from operating activities	13	126
Cash flows from investing activities	(13)	(5)
Cash flows from financing activities	-	(121)

34.	Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the reclassification of interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2012, 2013 and 2014 is as follows:

	2012	2013	2014

Cash and balances with Central Bank	1,444	1,264	1,061
Loans and advances to credit institutions	2,790	3,019	2,913
Loans and advances to customers	38,085	41,455	44,501
Debt instruments	11,538	8,821	9,095
Hedging derivatives	1,540	735	277
Other interest income	124	92	69
	55,521	55,386	57,916

35.	Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of fair value measurements and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2012, 2013 and 2014 is as follows:

	2012	2013	2014

Deposits from credit institutions	4,391	2,649	4,183
Customer deposits	12,261	11,265	9,168
Marketable debt securities	1,736	1,994	1,837
Subordinated liabilities	-	11	1,051
Hedging derivatives	9	320	735
Other interest expenses	3,242	3,300	3,331
	21,639	19,539	20,305

36.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance is as follows:

	2012	2013	2014

Equity instruments classified as:
Financial assets held for trading	141	176	67
Of which:
NAFTRAC (ETF)	46	29	15
América Móvil, S.A.B, de C.V.	14	4	5
Grupo México, S.A.B. de C.V.	12	7	4
Industrias Peñoles, S.A.B. de C.V.	2	3	-
Wal-Mart de México, S.A.B. de C.V.	10	26	13
Kimberly-Clark de México, S.A.B. de C.V.	3	2	1
Fomento Económico Mexicano, S.A.B. de C.V.	4	8	-
Grupo Modelo, S.A.B. de C.V.	1	5	-
Others	49	92	29

Available-for-sale financial assets	71	69	86
Of which:
Controladora Prosa, S.A. de C.V.	-	-	12
Trans Unión de México, S.A.	53	57	56
Others	18	12	18
	212	245	153

37.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2012	2013	2014

Collection and payment services:
Service charges on deposit accounts	707	746	816
Credit and debit cards	3,667	4,061	4,378
Checks and others	356	323	302
	4,730	5,130	5,496
Marketing of nonbanking
financial products:
Investment funds management	1,417	1,299	1,369
Capital markets and securities activities	360	393	333
Collection and payment services	1,434	1,596	1,830
Insurance	3,050	3,438	3,896
Financial advisory services	1,433	1,450	1,505
	7,694	8,176	8,933
Securities services:
Administration and custody	343	396	436
	343	396	436
Other:
Foreign exchange	527	569	701
Other fees and commissions	670	795	980
	1,197	1,364	1,681
	13,964	15,066	16,546

38.	Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Group in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2012	2013	2014

Credit and debit cards	1,325	964	1,451
Checks and others	37	33	33
Collections and transactional services	127	164	178
Fund management	46	50	73
Capital markets and securities activities	129	125	110
Financial advisory services	43	98	62
Other fees and commissions	572	788	1,266
	2,279	2,222	3,173

39.	Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance by type of instrument is as follows:

	2012	2013	2014

Financial instruments held for trading	1,572	3,269	2,467
Of which:
Debt instruments	893	(624)	674
Equity instruments	1,492	(265)	(96)
Derivatives	(813)	4,158	2,031
Others	-	-	(142)
Recognized profit from sale of financial instruments available-for-sale	(68)	7	155
Hedging derivatives	(239)	5	(3)
Of which:
Fair value hedge – hedged items (Note 13)	88	(131)	65
Fair value hedge – hedging derivative instruments (Note 13)	(111)	119	(71)
Cash flow hedge inefficiency (Note 13)	(216)	17	3
	1,265	3,281	2,619

40.	Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of foreign currency balances (other than the Group’s functional currency) to the functional currency as a result of changes in exchange rates.

41.	Other operating income and other operating expenses

These items in the consolidated income statement include:

	2012	2013	2014

Other operating income:
Recovered taxes	101	-	-
Other operating income	527	787	487
	628	787	487
Other operating expenses:
IPAB fund contribution	(1,342)	(1,544)	(1,887)
Other operating expenses	(452)	(534)	(592)
	(1,794)	(2,078)	(2,479)

On January 19, 1999, the IPAB was approved and created to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions (deposits, loans and credits), and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

42.	Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2012	2013	2014

Wages and salaries	4,248	4,690	5,181
Social security costs	674	741	845
Service expense related to defined
contribution pension plan (Note 24)	140	239	259
Service expense related to defined
benefit pension plan	167	201	170
Share-based payments	110	269	286
Other staff costs	918	1,023	1,158
Bonus and benefits granted to employees	1,975	2,098	2,078
	8,232	9,261	9,977

b)	Global Program

Banco Santander (Spain) has one long-term share-based variable compensation plan linked to the market price of its own shares (the Global Program). Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executives of Banco Santander (Spain) and its affiliate companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

This multi-annual share-settled incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive directors and other members of management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain). The plan involves six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for three years each (Plan I-10 to Plan I-14).

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

As of December 31, 2013, there was one cycle in effect (Plan I-14). The last cycle (Plan I-14) began on July 1, 2011 and expired on June 30, 2014. During 2013 and 2014, no awards under the Global Program share-based payment were granted.

The fair value of the Banco Santander (Spain) shares granted to the Group’s employees under this plan was 94 million pesos as of December 31, 2013. This plan expired on June 30, 2014. In 2013 and 2014, the Group recognized expenses of 39 million pesos and 10 million pesos, respectively, regarding this plan.

c)	Local Program

The Group's Board of Directors approved in October 2012 a share-based equity-settled compensation plan for eligible top executives subject to certain conditions described below. This plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012.

Under this plan, eligible top executives will receive a cash incentive that must be used irrevocably to acquire shares of the Group at a price of 31.25 pesos per share.

The incentive is linked to the achievement each year of two independent objectives related with increase in the stock price and performance of the stock price against the Mexican Stock Exchange Prices and Quotations Index (IPC). If the objectives are fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible top executive.

The achievement of each objective will determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible top executives who continue as active officers of the Group at the time that each of the three plan payments is due.

The fair value of the plan is calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible top executives is 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2012, 2013 and 2014, the Group recognized in the consolidated income statement an amount that of 35 million pesos, 138 million pesos and 159 million pesos, respectively, as services rendered by the eligible top executives.

During September 2013 and 2014, the objectives of this performance share plan were achieved at 100% and 97%, respectively, so the first and second payments of the cash incentive were proportionally made to the eligible top executives.

d)	Corporate performance shares plan of Banco Santander (Spain)

The Shareholders´ Meeting of Banco Santander (Spain) approved on March 28, 2014 a new share-based payment plan applicable only to a certain group of executives (known as the “identified staff”) in each country.

The plan is denominated “Corporate performance shares plan” and provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting of Banco Santander (Spain). This multiannual performance plan is payable in shares of the Group with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary will be established in early 2015 depending on Banco Santander (Spain)‘s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage (0% to 100%) of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) conditioned to Banco Santander (Spain)‘s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions.

As of December 31, 2014, the Group has not recognized any amount in the consolidated income statement with respect to this plan.

e)	Bonus payment policies

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

As a result of an internal policy of Banco Santander (Spain), approved in 2011, a portion of the annual variable remuneration or bonus for a certain group of executives (known as the “supervised group” or “identified staff” from 2014) is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares of Banco Santander (Spain), equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

From year 2013, the deferred and non-deferred portion payable in shares is paid in shares of the Group instead of shares of Banco Santander (Spain).

In 2013 and 2014, the Group recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled for an amount of 93 million pesos and 117 million pesos, respectively.

43.	Other general administrative expenses

a)	Breakdown

The breakdown of the balance is as follows:

	2012	2013	2014

Maintenance, conservation and repair	656	944	1,134
Technology and systems	1,865	2,232	2,441
Stationery and supplies	205	198	201
Advertising and communications	662	705	653
Rents	1,261	1,456	1,622
Administrative services	595	447	404
Taxes other than income tax	1,036	1,169	1,128
Surveillance and cash courier services	566	605	589
Insurance premiums	46	41	42
Travel costs	271	282	302
Other administrative expenses	1,329	1,290	1,404
	8,492	9,369	9,920

b)	Other information

The fees for the audit of the financial statements of Group companies amounted to 10 million pesos in 2012, 14 million pesos in 2013 and 15 million pesos in 2014.

The fees for services similar to the audit of financial statements are as follows:

	2012	2013	2014

Other reports required by Banco Santander (Spain)	7	7	7
Other reports required by the different national supervisory bodies	18	66	35
	25	73	42

44.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance is as follows:

	2012	2013	2014

Gains:
On disposal of tangible assets	13	31	8
On disposal of Fibra Uno Transaction (Note 15)	1,730	-	-

	1,743	31	8

45.	Other disclosures

a)	Remaining maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2013, is as follows:

	12/31/2013
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,954	1,407	-	-	-	-	31,320	49,681	3.57%
Financial assets held for trading
Debt instruments	-	1,300	4,169	11,255	-	-	81,916	98,640	4.96%
Equity instruments	5,346	-	-	-	-	-	-	5,346	-
Trading derivatives	51	502	1,560	5,187	12,655	22,047	30,919	72,921	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Repurchase Agreements	-	70,594	-	-	-	-	-	70,594	3.56%
Loans and advances to customers –Repurchase agreements	-	15,767	-	-	-	-	-	15,767	3.76%
Available-for-sale financial assets -
Debt instruments	-	117	1,607	8,929	14,774	12,216	23,780	61,423	4.38%
Equity instruments		-	-	-	-	-	102	102	-
Loans and receivables -
Loans and advances to credit
Institutions	15,162	35,983	-	-	-	-	101	51,246	3.50%
Loans and advances to customers	11,964	16,896	32,016	86,930	109,718	42,438	84,790	384,752	11.02%
Debt instruments	-	-	-	-	2,317	819	2,523	5,659	3.29%
Hedging derivatives	-	1	1	9	21	-	268	300	-
	49,477	142,567	39,353	112,310	139,485	77,520	255,719	816,431
Liabilities:
Financial liabilities held for trading -
Trading derivatives	33	637	1,500	5,314	12,820	18,829	32,640	71,773	-
Short positions	-	64,426	-	-	-	-	-	64,426	3.47%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from Central Bank	-	18,512	-	-	-	-	-	18,512	3.52%
Deposits from credit institutions	-	7	-	-	-	-	-	7	3.59%
Customer deposits	-	55,116	2,390	-	-	-	-	57,506	2.74%
Financial liabilities at amortized cost -
Deposits from Central Bank	4,741	-	-	-	-	-	-	4,741	3.57%
Deposits from credit institutions	11	16,309	8,168	1,318	1,595	4,551	15,004	46,956	3.72%
Customer deposits	257,708	117,821	9,542	2,992	708	556	291	389,618	1.02%
Marketable debt securities	17,939	10,369	2,790	1,995	4,256	978	14,791	53,118	4.03%
Subordinated liabilities	-	-	-	-	-	-	16,824	16,824	5.95%
Other financial liabilities	1,172	13,930	1,217	408	187	13	-	16,927	-
Hedging derivatives	-	76	-	49	230	34	1,003	1,392	-
	281,604	297,203	25,607	12,076	19,796	24,961	80,553	741,800
Difference (assets less liabilities)	(232,127)	(154,636)	13,746	100,234	119,689	52,559	175,166	74,631

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2014, is as follows:

	12/31/2014
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	15,927	24	-	-	-	-	35,872	51,823	3.00%
Financial assets held for trading
Debt instruments	-	3,942	602	13,815	19,844	50,042	22,542	110,787	3.40%
Equity instruments	5,160	-	-	-	-	-	-	5,160	-
Trading derivatives	226	2,446	4,496	10,876	21,239	18,391	34,750	92,424	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Repurchase Agreements	-	27,379	-	-	-	-	-	27,379	3.05%
Loans and advances to customers –Repurchase agreements	4,493	-	-	-	-	-	-	4,493	3.22%
Available-for-sale financial assets -
Debt instruments	-	-	502	2,823	45,208	9,491	25,005	83,029	2.80%
Equity instruments	-	-	-	-	-	-	99	99	-
Loans and receivables -
Loans and advances to credit
Institutions	-	67,209	-	-	-	-	98	67,307	3.12%
Loans and advances to customers	15,689	35,220	41,457	98,820	124,484	40,506	101,079	457,255	10.21%
Debt instruments	-	-	-	-	3,233	-	2,602	5,835	2.74%
Hedging derivatives			33	26	933	2,120	1,628	4,740	-
	41,495	136,220	47,090	126,360	214,941	120,550	223,675	910,331	-
Liabilities:
Financial liabilities held for trading -
Trading derivatives	515	4,772	5,911	8,178	21,790	18,798	34,878	94,842	-
Short positions	-	41,379	182	392	-	-	10	41,963	2.90%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from Central Bank	-	5,006	-	-	-	-	-	5,006	3.25%
Deposits from credit institutions	-	27,221	-	1,525	-	-	-	28,746	3.12%
Customer deposits	-	68,868	858	-	-	-	-	69,726	2.29%
Marketable debt securities	-	-	-	61	4,648	597	-	5,306	-
Financial liabilities at amortized cost -
Deposits from Central Bank
Deposits from credit institutions	4,204	6,797	19,348	229	2,182	10,543	5,023	48,326	2.19%
Customer deposits	294,063	117,228	22,969	3,891	1,548	1,311	3,892	444,902	1.40%
Marketable debt securities	-	20,488	2,067	9,726	4,100	988	16,402	53,771	3.41%
Subordinated liabilities	-	475	-	-	-	-	18,971	19,446	5.95%
Other financial liabilities	1,284	10,125	884	122	265	-	-	12,680	-
Hedging derivatives	42	68		45	2,105	261	1,882	4,403	-
	300,108	302,427	52,219	24,169	36,638	32,498	81,058	829,117	-
Difference (assets less liabilities)	(258,613)	(166,207)	(5,129)	102,191	178,303	88,052	142,617	81,214	-

b)	Foreign currency of assets and liabilities

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2013		12/31/2014
	Assets	Liabilities	Assets	Liabilities

Cash and balances with Central Bank	918	-	993	-
Debt instruments (Note 9)	18,907	-	29,006	-
Equity instruments	711	-	850	-
Loans and advances to credit institutions (Note 8)	16,664	-	35,436	-
Loans and advances to customers	60,472	-	77,963	-
Other assets	215	-	581	-
Marketable debt securities	-	14,446	-	18,897
Subordinated liabilities	-	16,891	-	19,507
Derivatives	-	16,409	-	31,535
Deposits from credit institutions (Note 19)	-	14,071	-	25,970
Customer deposits (Note 20)	-	33,401	-	47,462
Other financial liabilities	-	600	-	881
Provisions	-	2	-	2
Other liabilities	-	2,580	-	1,540

c)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and equity instruments whose fair value cannot be estimated reliably.

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

As of December 31, 2013

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with Central Bank (Note 7)	32,646	-	-	32,646	32,646
Loans and advances to credit institutions (Note 8)	16,084	17,560	17,598	51,242	51,246
Loans and advances to customers (Note 12)	2,209	-	406,583	408,792	384,752
Debt instruments (unlisted) (Note 9)	-	-	5,659	5,659	5,659

As of December 31, 2014

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with Central Bank (Note 7)	35,896	-	-	35,896	35,896
Loans and advances to credit institutions (Note 8)	20,931	11,098	35,276	67,305	67,307
Loans and advances to customers (Note 12)	2,243	-	491,930	494,173	457,255
Debt instruments (unlisted) (Note 9)	-	-	5,835	5,835	5,835

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

As of December 31, 2013

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from Central Bank (Note 19)	-	-	4,741	4,741	4,741
Deposits from credit institutions (Note 19)	-	40,648	6,566	47,214	46,956
Customer deposits (Note 20)	5,023	384,496	-	389,519	389,618
Marketable debt securities (Note 21)	12,468	40,877	-	53,345	53,118
Subordinated liabilities (Note 22)	17,307	-	-	17,307	16,824
Other financial liabilities (Note 23)	-	-	16,927	16,927	16,927

As of December 31, 2014

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	44,544	3,785	48,329	48,326
Customer deposits (Note 20)	6,088	426,144	-	432,232	444,902
Marketable debt securities (Note 21)	14,634	39,855	-	54,489	53,771
Subordinated liabilities (Note 22)	20,218	-	-	20,218	19,446
Other financial liabilities (Note 23)	-	-	12,680	12,680	12,680

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-	Balances with Central Bank: Their fair value has been estimated to be equal to their amortized cost given that, because they are mainly composed by the compulsory deposit required by the Central Bank.

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

As of December 31, 2013 and 2014, the Group did not have any assets with restricted availability, except for the Central Bank compulsory deposits (see Note 7), repurchase agreements included as Debt instruments (see Note 9) and collaterals in derivatives transactions (organized markets and OTC) (see Note 32).

See Note 48.c for significant restrictions on the ability to access or use the assets and settle the liabilities of the Group as of December 31, 2103.

e)	Restriction on earnings distribution

As of December 31, 2013 and 2014, the Group did not have any restriction on earnings distribution, except for the legal reserve as mentioned in Note 29 (9,310 million pesos in legal reserve that include 293 million pesos in legal reserve of the Group on an individual basis as of December 31, 2013 and 10,022 million pesos in legal reserve that include 386 million pesos in legal reserve of the Group on an individual basis as of December 31, 2014) and the unrealized gains of financial instruments under Mexican Banking GAAP in equity (24 million pesos as of December 31, 2013 and 266 million pesos as of December 31, 2014). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

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

The Group does not have any customers that individually accounted for 10% or more of the Group’s interest and similar income for 2012, 2013 and 2014.

The Group does not carry out significant operations outside of Mexico and does not have any individual customers that account for 10% or more of the Group’s interest and similar income.

Management reporting for the Group is generally based on IFRS.

The 2012 consolidated income statement and other significant data are as follows:

		Global
2012	Retail Banking	Wholesale Banking	Corporate Activities	Total

Net interest income	26,533	3,723	3,626	33,882
Income from equity instruments	19	101	92	212
Net fee and commission income	9,884	1,882	(81)	11,685
Gains/(losses) on financial assets and liabilities and exchange differences	612	1,000	(353)	1,259
Other operating income/(expenses)	(1,107)	(484)	425	(1,166)
Total income	35,941	6,222	3,709	45,872
Administrative expenses	(15,175)	(1,368)	(181)	(16,724)
Depreciation and amortization	(1,379)	(156)	(2)	(1,537)
Impairment losses on financial assets (net)	(8,802)	(163)	(5)	(8,970)
Impairment losses on other assets (net)	-	-	(34)	(34)
Provisions (net)	1,460	-	(780)	680
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	1,743	1,743
Gains/(losses) on disposal of non-current assets not classified as discontinued operations	-	-	135	135
Operating profit before tax	12,045	4,535	4,585	21,165
Income tax				(3,853)
Profit from continuing operations				17,312
Profit from discontinued operations (net)				132
Profit for the year				17,444
Profit attributable to the Parent				17,443
Profit attributable to non-controlling interest				1
Total assets	293,294	402,354	97,384	793,032
Total liabilities	308,101	297,461	87,858	693,420

The 2013 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2013	Banking	Banking	Activities	Total

Net interest income	29,767	3,471	2,609	35,847
Income from equity instruments	-	147	98	245
Net fee and commission income	10,969	1,962	(87)	12,844
Gains/(losses) on financial assets and liabilities and exchange differences	756	2,431	94	3,281
Other operating income/(expenses)	(1,160)	(561)	430	(1,291)
Total income	40,332	7,450	3,144	50,926
Administrative expenses	(16,802)	(1,612)	(216)	(18,630)
Depreciation and amortization	(1,488)	(130)	(2)	(1,620)
Impairment losses on financial assets (net)	(12,885)	(1,992)	(28)	(14,905)
Impairment losses on other assets (net)	-	-	(22)	(22)
Provisions (net)	(455)	-	(296)	(751)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	31	31
Gains/(losses) on disposal of non-current assets not classified as discontinued operations	-	-	(16)	(16)
Operating profit before tax	8,702	3,716	2,595	15,013
Income tax				(2,670)
Profit from continuing operations				12,343
Profit from discontinued operations (net)				1,938
Profit for the year				14,281
Profit attributable to the Parent				14,279
Profit attributable to non-controlling interest				2
Total assets	340,224	399,945	117,649	857,818
Total liabilities	380,766	240,253	144,281	765,300

The 2014 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2014	Banking	Banking	Activities	Total

Net interest income	33,316	3,971	324	37,611
Income from equity instruments	-	53	100	153
Net fee and commission income	11,658	1,798	(83)	13,373
Gains/(losses) on financial assets and liabilities and exchange differences	697	1,578	333	2,608
Other operating income/(expenses)	(1,680)	(441)	129	(1,992)
Total income	43,991	6,959	803	51,753
Administrative expenses	(17,914)	(1,785)	(198)	(19,897)
Depreciation and amortization	(1,551)	(130)	(1)	(1,682)
Impairment losses on financial assets (net)	(12,314)	(818)	-	(13,132)
Impairment losses on other assets (net)	-	-	(48)	(48)
Provisions (net)	58	-	(215)	(157)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale	-	-	8	8
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations	-	-	(15)	(15)
Operating profit before tax	12,270	4,226	334	16,830
Income tax				(3,541)
Profit from continuing operations				13,289
Profit from discontinued operations (net)				-
Profit for the year				13,289
Profit attributable to the Parent				13,288
Profit attributable to non-controlling interest				1
Total assets	394,105	400,577	155,301	949,983
Total liabilities	385,119	315,309	147,268	847,696

47.	Related-party transactions

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

	12/31/2013		12/31/2014
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,380	-	2,341	-
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	1,751	-	1,245
Produban Servicios Informáticos Generales, S.L.	-	1,086	-	1,413
Promociones y Servicios Polanco, S.A. de C.V.	-	336	-	-
Grupo Konectanet México, S.A. de C.V.	-	15	-	15
Banco Santander Rio, S.A.	-	-	-	23
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	12,095	-	27,256	-
Santander Benelux, S.A., N.V.	-	7,822	-	-
Abbey National Treasury Services plc.	-	70	-	828
Other	-	12	-	5
Other assets -
Of which -
Banco Santander, S.A. (Spain)	86	-	1,226	-
Zurich Santander Seguros México, S.A.	-	761	-	747
Gestión Santander, S.A. de C.V.	-	-	-	122
Other	-	60	-	88

	12/31/2013		12/31/2014
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	12,599	-	28,340	-
Santander Benelux, S.A., N.V.	-	8,291	-	-
Abbey National Treasury Services plc.	-	42	-	426
Other	-	12	-	21
Other financial liabilities at fair value through profit or loss -
Deposits from credit institutions – Reverse repurchase agreements
Of which-
Banco Santander, S.A. (Spain)	-	-	1,525	-
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,298	-	249	-
Banco Santander International	-	68	-	347
Zurich Santander Seguros México, S.A.	-	-	-	425
Abbey National Treasury Services plc.	-	-	-	419
Other	-	20	-	77
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	12,766	-	14,630	-
Customer deposits -
Of which-
Isban México, S.A. de C.V.	-	676	-	837
Produban Servicios Informáticos Generales, S.L.	-	348	-	119
Santander Capital Structuring, S.A. de C.V.	-	114	-	117
Promociones y Servicios Santiago, S.A. de C.V.	-	-	-	1,790
Promociones y Servicios Monterrey, S.A. de C.V.	-	-	-	134
Other	-	154		82
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	774	-	727	-
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	10	-	709	-
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	176	-	1,387	-
Other	-	45	-	38

	2012		2013		2014
	Parent	Santander Group Companies	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	7	-	4	-	4	-
Produban Servicios Informáticos Generales, S.L.	-	28	-	35	-	38
Santander Capital Structuring, S.A. de C.V.	-	46	-	79	-	83
Other	-	6	-	3	-	1
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	-	-	24	-	832
Isban México, S.A. de C.V.	-	27	-	17	-	16
Zurich Santander Seguros México, S.A.	-	11	-	-	-	-
Other	-	9	-	14	-	9
Fee and commission income - Of which -
Santander Investment Securities Inc.	-	-	-	10	-	8
Zurich Santander Seguros México, S.A.	-	2,973	-	3,372	-	3,739
Santander Capital Structuring, S.A. de C.V.	-	30	-	30	-	38
Gestión Santander, S.A. de C.V.	-	-	-	1,310	-	1,353
Other	-	14	-	6	-	9
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Santander Benelux, S.A., N.V.	-	(833)	-	900	-	(233)
Banco Santander, S.A. (Spain)	(3,964)	-	(482)	-	(1,641)	-
Abbey National Treasury Services plc.	-	(28)	-	72	-	117
Other	-	(90)	-	53	-	13
Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	1,220	-	1,382	-	1,546
Isban México, S.A. de C.V.	-	67	-	-	-	125
Santander Global Facilities, S.A. de C.V.	-	155	-	166	-	159
Ingeniería de Software Bancario, S.L.	-	68	-	-	-	106
Gesban México Servicios Administrativos Globales, S.A. de C.V.	-	41	-	-	-	-
Geoban, S.A.	-	74	-	-	-	79
Aquanima México, S. de R.L. de C.V.	-	-	-	43	-	45
Other	-	68	-	354	-	79

48.	Risk management

1. Corporate risk management, appetite principles and control

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•
Independence of the risk functions with respect to the business. The head of the Group’s risk division reports directly to Chief Executive Officer. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of management in the decision-making process.

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

•	Corporate control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk and all businesses).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

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

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by the Group’s comprehensive risk management committee.

•
The Group has action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture.

•
Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by Strategic Business Plan (PEC, using the Spanish acronym) for most of the Group’s portfolios, rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties). There are also limits on operational risk.

•
The exposure information and aggregation systems in place at the Group allow it to monitor exposures, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•
Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy - which always include performance-based variables that take into account risk quality and the Group’s long-term results - employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two.

Management is responsible for achieving the desired risk profile, which is reflected in the approved annual budget and in the medium-term strategic plan, and for the day-to-day management of risk. Thus, it ensures that the habitual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the comprehensive risk management committee of the Group checks compliance with the risk appetite.

Risk appetite framework

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

These metrics are calculated for severe stress scenarios that are plausible but unlikely to occur.

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

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialization of the adverse effects for all the risks considered is generally two or three years, or one year for market risk. Accordingly, the risk appetite framework should be complied with for each of the following three years.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after provisions, i.e. operating profit/(loss) before tax.

Capital position

The Group has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group level that was approved as part of the capital planning process. (Pillar II)

Liquidity position

Liquidity management is performed by the Group within the corporate management framework. The basic principles of this corporate management framework are decentralization, medium- and long-term balance between liquidity sources and the use of funds, high weighting of customer deposits, diversification of wholesale sources, low recourse to short-term funding and a sufficient liquidity reserve. Additionally, it is based on three fundamental pillars (governance model, balance sheet analysis and liquidity risk measurement, and management adapted to the needs of the business).

The Group's liquidity risk appetite establishes a structural funding ratio of over 100%, i.e. the medium- and long-term funding resources, constituted mainly by stable customer deposits, capital, funding from development banks and issues must exceed the structural funding needs defined basically as loans and advances to customers. In addition, liquidity position and horizon targets are set for systemic stress scenarios and idiosyncratic stress scenarios.

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

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits.

•	Portfolios with a high risk profile.

Non-financial risks

•
Operational risk: a maximum ratio of net operational risk losses to gross income is established. In addition, the Group assesses the management status, which is based on the results of indicators of various matters including, inter alia, governance and management, budgetary compliance, quality of events databases, and corporate self-assessment questionnaires on the control environment. In accordance with the Basel specifications, net losses include the losses that might arise from compliance risk.

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

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•	An independent risk function with highly active involvement of management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

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

2. Corporate Governance of the risk function

The comprehensive risk management committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The responsibilities assigned to the comprehensive risk management committee are essentially as follows:

• To propose to the board the Group’s risk policy, which will identify, in particular:

-	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

-	The information and internal control systems to be used to control and manage these risks;

-	The level of risk deemed acceptable by the Group;

-	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors and types of risk.

•	To authorize the management tools and risk models and ascertains the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk function at the Group is performed through a risk unit, which is independent from the business areas from both a hierarchical and functional standpoint. This risk unit is responsible for the executive credit risk and financial risk management functions and for the control of other risks (mainly technology, operational and compliance risk), and it is adapted to the structure of the business, both by type of customer and by activity.

The risk unit areas are divided into three blocks:

•
A structure for the management and control of financial risks (credit, market and structural risk) and the control of other risks. This block includes the following areas: loans to individuals, loans to companies, loan approval and monitoring, market and structural risks and non-financial risk control.

•	A business structure, centered on the performance of the risk function in the Group's businesses. This block includes the following areas: Asset write-offs and recoveries.

•
A structure for the establishment of frameworks, the development and implementation of models and information infrastructure. This block includes the following areas: risk policies, methodology and risk information management.

3. Integrated risk control

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

2)	To ensure that management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)
To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

4. Clusters of risk

The Group's management considers that there are clusters of risk that affect its business and, therefore, the risks arising from it. These clusters and the actions adopted to mitigate them are as follows:

•
Macroeconomic environment: at times of crisis it is particularly important to pay attention to the volatility of the macroeconomic environment.  Diversification protects the Group's results by minimizing the impact of volatility, and it enables the Group to maintain a medium-low risk profile. In addition, the Group uses scenario analysis techniques to ensure that its risk profile is maintained within the established risk appetite and that the balance sheet is resistant to potential adverse macroeconomic scenarios. These analyses are regularly submitted to management, and they include the potential impact on the consolidated income statement of the effect of the scenarios on margins, credit risk and counterparty risk losses and the trading portfolio. The analyses also consider the impact of adverse scenarios on the Group's liquidity position.

•
Regulatory change: as a response to the financial crisis in recent years, the regulators and competent authorities in banking matters are designing a series of measures intended to avoid and/or mitigate future crises. Compliance with these measures by financial institutions is having an impact on various areas: capital requirements, liquidity, transparency, etc.

The constant monitoring of the changes in the regulatory framework and the anticipation of these changes to enable the Group to adapt swiftly to the new requirements constitute the basic pillars of the approach to these matters.

•
Reputational and conduct risk: in order to mitigate the impact of these risks, in recent years the Group has substantially reinforced its control of all matters relating to product marketing (including follow-up) and customer relations. This is currently the focus of considerable attention by both the regulators and public opinion, not only in relation to investment products but also banking products and financial services in general.

5. Credit Risk

5.1 Introduction to the treatment of credit risk

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

The Group has a mainly retail profile, with more than 76% of its total risk exposure being generated by its commercial banking business.

5.2 Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f.

5.2.1 Credit risk map – 2013 and 2014

The following table shows the Group maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2013 and 2014, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

Credit Risk Exposure to Customers	12/31/2013	12/31/2014	Change, December 31, 2014 vs. December 31, 2013
			Millions of Pesos	%

Payroll loans	15,572	16,662	1,090	7.00%
Personal loans	14,150	17,298	3,148	22.25%
Credit cards	39,782	42,104	2,322	5.84%
Mortgages	91,859	108,184	16,325	17.77%
SMEs	41,411	51,835	10,424	25.17%
Middle-market corporations	92,796	105,552	12,756	13.75%
Institutions	30,253	22,776	(7,477)	(24.71)%
Global corporate clients	88,168	112,013	23,845	27.04%
Guarantees and documentary credits	27,185	30,779	3,594	13.22%
Other	292	522	230	78.77%
	441,468	507,725	66,257	15.01%

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

For individualized corporations and institutions, the Group has defined a single methodology for the construction of a rating, based on an automatic module which includes the initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The automatic rating (qualitative + quantitative) may in turn be modified by the analyst by overwriting it or using a manual scoring module. Certain automatic rating includes a module integrating Credit Bureau’s information of clients.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels of credit conditions and for customers otherwise classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized risk portfolios, of both legal entities and individuals, the Group has scoring tools that automatically assign a score to proposed transactions.

These systems are complemented by behavioral scoring models which are used for preventive actions as well as marketing and limit assignment at the product and customer level.

5.2.2 Credit risk parameters

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

5.3. Credit risk from other standpoints

5.3.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly sovereign risk, financial institutions and corporates. These operations are performed using both money market and fixed income financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s counterparties.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the Equivalent Credit Risk or ECR is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

The exposure is measured using an MtM methodology (replacement value of derivatives or amount drawn down of committed facilities) plus potential future exposure (add-on). Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty and any product and maturity.

Derivatives exposures

The net total credit risk exposure in derivatives activities, money market and fixed income financing products amounted to an average of 330,543 million pesos in the fourth quarter of 2014, and was concentrated at counterparties with high credit quality.

Certain information regarding trading and hedging derivatives is presented in Notes 13 and 32.

5.3.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration by sector and customer group. The comprehensive risk management committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk concentration.

The Group is subject to CNBV regulations on “Large Exposures” as follows:

a)
As of December 31, 2013 and 2014 there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)
As of December 31, 2013 loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 14,736 million pesos and represent 21.23% of the Bank’s Basic Capital.

c)
As of December 31, 2014 loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 34,430 million pesos and represent 44.89% of the Bank’s Basic Capital.

5.3.3 Sovereign risk

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

Sovereign risk exposure arises mainly from the Group’s obligations to maintain certain deposits in Central Bank and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy. The vast majorities of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

5.3.4 Environmental risk

The environmental risk analysis of credit transactions by the Group is founded on the Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed.

5.4 Credit risk cycle

The credit risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group´s operations. The parties involved in this process are the risk-taking areas, management and the risk unit.

The process involves the Board of Directors and the comprehensive risk management committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

•
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

The process is being continuously updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

5.4.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

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

5.4.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using a Strategic Business Plan (PEC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the comprehensive risk management committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management. .

For individualized risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materially, concur. Also in certain portfolios a Strategic Business Plan is furnished.

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

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables that affect the performance of the portfolios.

The Group simulates their performance in various adverse and stress scenarios (stress testing), which enables it to assess the Group's capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a methodology which:

•	Designs benchmark scenarios.

•	Determines the sensitivity of the credit risk parameters (PD and LGD) to the significant macroeconomic variables for each portfolio, as well as their levels in the proposed scenarios.

•	Estimates the expected loss associated with each of the scenarios considered and the changes in the risk profile of each portfolio in response to changes in the relevant macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters

The scenario analysis enables management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.

Definitions of assumptions and (base/stress) scenarios

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, interest rates, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could arise.

These scenarios are generally defined by the Group's economic research service unit using as a reference the data published by the main international organizations.

Uses of the scenario analysis

The scenario analysis techniques are useful throughout the credit risk cycle. The various uses can be classified as follows:

•
Regulatory uses: those in which an external agent or regulator requests the result of the test following implementation of the Group's corporate methodology. Occasionally the test scenarios or assumptions are imposed by the party requesting the information. In other cases, the test is conducted by the requesting party itself based on information furnished by the Group.

•
Planning and management uses: this category includes tests that aim to facilitate decision-making on the Group's portfolios by ascertaining the sensitivity of the portfolios to changes in the macroeconomic variables-affecting them. To this end the following aspects, among others, are analyzed and submitted to management:

-	Impact on profit or loss and capital.

-	Projected trend in the cost of credit over the next three years in light of the proposed business strategy.

-	Sufficiency of funds and provisions.

-	Contrast with other estimates performed.

The use of the tests in establishing and monitoring the Group's risk appetite is also of particular significance.

Results obtained

The various stress tests performed, for both regulatory and management purposes have evidenced the strength and validity of the Group's business model, as a result of its resilience to stress scenarios for the Group.

In this regard, in each risk appetite update submitted to the Board of Directors, it has been confirmed that the Group continues to report profits and maintain adequate capital levels.

5.4.3 Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•
The decision can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•
It may always require the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process is applied to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

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

Determination of a net balance by counterparty

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

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

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements of the CNBV can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk.

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

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the CNBV can be recognized for capital calculation purposes.

5.4.4 Monitoring

The monitoring function is based on the ongoing process of continuing observation to enable early detection of any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

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

5.4.5 Measurement and control

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

1.- Quantitative and qualitative analysis of the portfolio

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

It is obtained as the result of the ending balance less the beginning balance of non-performing loans for the period in question, plus the loans written off in the period, less any previously written-off loans recovered in that same period.

VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next 12 months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next 12 months.

•
LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off balance-sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

2.- Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. In this regard, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the integrated risk control and internal risk validation unit, as part of its mission to supervise the quality of the Group's risk management, guarantees that the systems for the managing and controlling of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

5.4.6 Recovery management

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

The principles of this policy include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, to avoid any actions that might defer the recognition of non-performing loans.

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

The policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but temporary deterioration in their ability to pay (which is expected to be recovered in a short period of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

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

Certain information regarding renegotiated loans is included in Note 12.e.

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

6. Market risk

6.1 Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads and the volatility thereof - and from the liquidity risk of the various products and markets in which the Group operates.

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

•
Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly government bonds and interbank interest rates.

•
Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and equity prices. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•
Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and an exchange rate).

•
Market liquidity risk. The risk that the Group may not be able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•
Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects loans and receivables and securities.

•
Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Risk types measurement and control depend on the business objective of the activities, currently divided into two categories:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)	Structural risks: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks for the Group are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk: arises from the Group’s operations in foreign currencies.

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Structural liquidity Risk: arises as a result of the maturity gaps of all the assets and liabilities on the balance sheet.

The Global Banking and Markets division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The financial management area is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Decisions affecting the management of these risks are taken through the Assets and Liabilities Committee (hereinafter, “ALCO”). The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different metrics in order to reflect their risk profiles as accurately as possible.

6.2 Risks and Results

6.2.1 Risks and results in 2012

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

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2012 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2012, one exception to 99% VaR occurred (i.e., days when the daily loss exceeded VaR) on December 31, 2012, due mainly to the changes in interests rates. During 2011, there were four 99% VaR exceptions. Also during 2012, there were four 99% Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE), also due mainly to the changes in the medium- and long-term interest rates.

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

Interest Rate Risk Profile at December 31, 2012

The table below shows the distribution of interest rate risk by maturity as of December 31, 2012. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

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

Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2012. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

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

6.2.2 Risks and results in 2013

Trading

The average daily Total VaR of the Group's market trading operations in 2013 stood at 78 million pesos, lower than that for 2012 at 87 million pesos. In 2013, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book´s strategy. VaR modeling did not change during 2013. At the end of December 2013, VaR stood at 69 million pesos.

Average daily Total VaR fell by 9 million pesos with respect to 2012. This reduction was concentrated in interest rate VaR, where the average daily fell from 88 million pesos to 73 million pesos. The average daily equity VaR and exchange rate VaR increased from 14 million pesos to 21 million pesos and from 10 million pesos to 12 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2013 remained at levels below the limit of 207 million pesos. During the first semester of 2013, the average daily Total VaR was 88 million pesos. However, in the second semester of 2013 the average daily Total VaR consumption decreased to 69 million pesos staying in levels between 53 million and 98 million, as a result of interest rates reduction expectation.

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2013 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

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

Interest Rate Risk Profile at December 31, 2013

The table below shows the distribution of interest rate risk by maturity as of December 31, 2013. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

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

Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2013. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	175,198	142,798	85	2	8	32	30	35	32,208
Loans	465,227	65,389	36,412	35,205	55,770	128,271	49,171	103,759	(8,750)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(77)	-	-	-	-	-	-	-	(77)
Securities	179,838	156,626	-	-	-	5,679	-	-	17,532
Permanent	3,886	-	-	-	-	-	-	-	3,886
Other Balance Sheet Assets	158,610	-	-	-	-	-	-	-	158,610
Total Balance Sheet Assets	982,680	364,813	36,497	35,207	55,778	133,981	49,201	103,794	203,408
Money Market	(163,287)	(137,345)	(4,284)	(4,897)	(5,446)	-	-	-	(11,315)
Deposits	(376,257)	(163,702)	(37,060)	(295)	(7,534)	(167,665)	-	-	-
Trade Finance	(818)	-	-	-	-	-	-	-	(818)
Intragroup	(1)	-	-	-	-	-	-	-	(1)
Long-Term Funding	(99,160)	(28,928)	(3,601)	(3,214)	(3,280)	(16,666)	(3,453)	(40,018)	-
Equity	(107,565)	-	-	-	-	-	-	-	(107,565)
Other Balance Sheet Liabilities	(161,978)	-	-	-	-	-	-	-	(161,978)
Total Balance Sheet Liabilities	(909,066)	(329,975)	(44,944)	(8,406)	(16,261)	(184,331)	(3,453)	(40,018)	(281,677)
Total Balance Sheet Gap	73,614	34,837	(8,447)	26,801	39,518	(50,350)	45,748	63,776	(78,269)
Total Off-Balance Sheet Gap	1,776	(394)	229	810	132	(15)	(82)	1,096	-
Total Structural Gap	75,391	34,443	(8,219)	27,611	39,650	(50,365)	45,666	64,873	(78,269)
Accumulated Gap	-	34,443	26,225	53,836	93,486	43,121	88,787	153,660	75,391

6.2.3 Risks and results in 2014

5.	Trading

The average daily Total VaR of the Group's market trading operations in 2014 stood at 86 million pesos, higher than that for 2013 at 78 million pesos. In 2014, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book´s strategy. VaR modeling did not change during 2014. At the end of December 2014, VaR stood at 52 million pesos.

Average daily Total VaR increased by 8 million pesos with respect to 2013. This increment was concentrated in interest rate VaR, where the average daily increased from 73 million pesos to 88 million pesos. The average daily equity VaR and exchange rate VaR fell from 21 million pesos to 18 million pesos, and increased from 12 million pesos to 14 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2014 remained at levels below the limit of 236 million pesos. During the first semester of 2014, the average daily Total VaR was 89 million pesos. However, in the second half of 2014 the average daily Total VaR consumption decreased to 83 million pesos staying in levels between 47 million and 118 million, as a result of interest rates reduction expectation.

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2014 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2014, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2013, there was one 99% VaR exception. During 2014, there were three VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the medium- and long-term interest rates. During 2013, there were no 99% VaE breaks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2014.

Exposures related to complex structured assets

The Group's policy with respect to the approval of new transactions involving complex structures is highly conservative and is subject to strict supervision by the Group's management. Before approval is given for a new transaction, product or underlying, the risk division checks:

-	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

-	Whether the inputs used in the valuation model are observable in the market.

Provided the two aforementioned conditions are met, the market risk area ascertains:

-	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the planned transactions.

-	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

Balance sheet management

Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2014 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2014, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,700 million pesos.

Interest Rate Risk Profile at December 31, 2014

The table below shows the distribution of interest rate risk by maturity as of December 31, 2014. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	124,955	60,052	7	-	8	32	32	15	64,808
Loans	534,838	252,567	38,524	37,058	27,248	60,122	30,793	93,805	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(228)	-	-	-	-	-	-	-	(228)
Securities	237,891	11,378	11,265	361	4,118	50,090	9,820	15,381	135,477
Permanent	4,658	-	-	-	-	-	-	-	4,658
Other Balance Sheet Assets	68,547	-	-	-	-	-	-	-	68,547
Total Balance Sheet Assets	970,661	323,997	49,796	37,419	31,375	110,244	40,645	109,201	267,985
Money Market	(152,529)	(16,753)	(19,615)	(1,550)	-	-	-	-	(114,611)
Deposits	(412,118)	(184,451)	(7,580)	(317)	(22,135)	(197,635)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(220,050)	(135,694)	(469)	(681)	(1,679)	(6,440)	(24,741)	(26,392)	(23,955)
Equity	(125,578)	-	-	-	-	-	-	-	(125,578)
Other Balance Sheet Liabilities	(56,283)	-	-	-	-	-	-	-	(56,283)
Total Balance Sheet Liabilities	(967,276)	(336,898)	(27,664)	(2,547)	(23,814)	(204,075)	(24,741)	(26,392)	(321,146)
Total Balance Sheet Gap	3,385	(12,901)	22,132	34,872	7,561	(93,831)	15,904	82,809	(53,161)
Total Off-Balance Sheet Gap	(1,912)	9,694	836	(3,251)	(1,332)	(7,253)	(791)	(6,034)	6,220
Total Structural Gap	-	(3,207)	22,968	31,620	6,229	(101,083)	15,113	76,775	(46,941)
Accumulated Gap	-	(3,207)	19,761	51,381	57,610	(43,473)	(28,360)	48,414	1,473

Funding and Liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2014. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	136,146	122,599	61	1	8	32	32	15	13,399
Loans	571,076	80,794	50,330	43,781	58,872	148,276	56,949	137,353	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(228)	-	-	-	-	-	-	-	(228)
Securities	220,743	192,457	1	1	1	5,855	-	-	22,429
Permanent	4,658	-	-	-	-	-	-	-	4,658
Other Balance Sheet Assets	68,547	-	-	-	-	-	-	-	68,547
Total Balance Sheet Assets	1,000,943	395,849	50,392	43,782	58,881	154,163	56,981	137,368	103,526
Money Market	(162,462)	(155,404)	(2,950)	(9,899)	(8,890)	(1,607)	(68)	(1,116)	17,472
Deposits	(430,155)	(140,852)	(42,264)	(74)	(11,382)	(235,583)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(123,910)	(19,785)	(1,868)	(12,300)	(6,105)	(32,074)	(25,361)	(26,417)	-
Equity	(125,578)	-	-	-	-	-	-	-	(125,578)
Other Balance Sheet Liabilities	(56,283)	-	-	-	-	-	-	-	(56,283)
Total Balance Sheet Liabilities	(899,107)	(316,041)	(47,082)	(22,272)	(26,377)	(269,264)	(25,429)	(27,533)	(165,109)
Total Balance Sheet Gap	101,836	79,808	3,310	21,510	32,504	(115,101)	31,552	109,835	(61,583)
Total Off-Balance Sheet Gap	(1,912)	(2,869)	(973)	284	400	(3,729)	(109)	(1,587)	6,672
Total Structural Gap	-	76,940	2,336	21,794	32,904	(118,830)	31,443	108,248	(54,910)
Accumulated Gap	-	76,940	79,276	101,070	133,974	15,144	46,587	154,835	99,924

Current liquidity position

Management believes that the Group’s structural liquidity position allows for the ability to cope with further stress market conditions, as reflected by the following factors:

-	Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 48.1% of the consolidated total assets at the end of 2014, and were funded entirely by customer deposits comprised of interest-bearing and non-interest-bearing demand deposits and time deposits. Other sources of short-term funding include promissory notes with interest payable at maturity and reverse repurchase agreements.

We also have access to long-term funding through the issuance of unsecured bonds and structured bank bonds in the local and foreign market. As of December 31, 2014, the balance of our long-term funding outstanding totaled 45,770 million pesos with a weighted average maturity of eight years. At the end of 2012, the Group issued 10-year US dollar-denominated Senior Notes for an amount of USD 1,000,000,000, aimed to extend the duration of our liabilities and refinance indebtedness maturing in the first half of 2013. Additionally in December 2013, the Group issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year five for an amount of USD 1,300,000,000 in order to enhance its capital structure.

-	Solid regulatory framework

Under the Law of Banco de México, the Mexican Central Bank has the authority to order a percentage of the liabilities of the financial institutions that must be deposited in interest- or non-interest-bearing deposits with Banco de México. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes compulsory deposits requirements on Mexican commercial banks. The amount of the compulsory deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2014.

The compulsory deposits required under the terms of the Bulletin 9/2014 and 11/2014 have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 3.78% of the consolidated total assets at the end of 2014.

These resources are part of Central Bank’s tools to promote the healthy development of the financial system and improve the implementation of monetary policy. Other instruments used by Central Bank to support this function are deposit auctions (draining liquidity) and liquidity auctions (injecting liquidity)

Finally, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

During 2014, the CNBV published guidelines related to the measurement, control, management and disclosure of liquidity risk, aiming to promote that banks comply with their obligations, at all times, even considering adverse conditions, reinforcing the stability of the financial system.

-	Funding dynamics

As described previously, customer deposits funded all loans and advances to customers at the end of 2014. At the end of 2012, the Group issued 10-year US dollar-denominated Senior Notes for an amount of USD 1,000,000,000 and at the end of 2013, issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year five. These issues are aimed at extending the duration of our liabilities and refinancing indebtedness.

The breakdown of the total issuances (long-term) outstanding, including the issuance of the Senior Notes and the Tier II Subordinated Capital Notes, as of December 31, 2014 is as follows:

	Amount	Issue Date	Maturity Date	Rate

Structured bank bonds	55	04/08/2014	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds	10	05/26/2014	05/26/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds	20	06/05/2014	06/08/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds	237	08/21/2014	08/24/2016	Guaranteed rate subject to HSCEI y S&P 500
Structured bank bonds	35	10/14/2014	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds	248	11/19/2014	11/17/2016	Guaranteed rate subject to IBEX 35
Structured bank bonds	1,480	02/28/2014	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	87	03/13/2014	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	50	03/13/2014	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	03/21/2014	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	04/03/2014	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	812	06/27/2014	06/29/2017	Guaranteed rate subject to IBEX 35
Structured bank bonds	590	08/06/2014	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	528	09/05/2014	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	362	09/09/2014	09/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	106	10/31/2014	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds	584	12/23/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	13	12/24/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Unsecured bonds	2,800	09/28/2011	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	10/20/2011	09/21/2016	TIIE + 50 bps
Unsecured bonds	979	10/20/2011	11/23/2017	9.05%
Unsecured bonds	1,700	03/22/2011	03/09/2021	8.91%
Senior notes	14,482	11/09/2012	11/09/2022	4.125%
Tier II Subordinated Capital Notes	19,032	12/27/2013	01/30/2024	5.95%
Mortgage-backed bonds	223	09/22/2016	05/25/2032	5.00%
Mortgage-backed bonds	13	09/22/2016	05/25/2032	6.40%
	45,770

6.3 Methodologies

6.3.1. Trading

The standard methodology applied to trading activities by the Group in 2014 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Group uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarizes in one single number a portfolio's market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations. The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Certain of these limitations are corrected by using stressed VaR (see below), by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Group's activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events.

On a regular basis (at least once a month) the Group calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

In addition, certain warning triggers are in place for the scenarios, based on the historical results of those scenarios and on the capital associated with the portfolio in question. If the levels triggering the warning are surpassed, the persons responsible for managing the portfolio in question are informed so that they can take the appropriate measures. Furthermore, the results of the stress tests, and any possible excesses over the warning levels set, are reviewed regularly by the comprehensive risk management committee, which, if it considers it necessary, informs management.

The market risk area, in accordance with the principle of independence of the business units, also monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

The positions are traditionally used to quantify the net volume of the market values of the portfolio transactions, grouped by main risk factor, considering the delta value of any futures and options that might exist. All the risk positions can be expressed in the base currency of the unit and in the reporting currency.

Market risk sensitivity measures are those which measure the changes (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical estimates using partial derivatives or through a complete revaluation of the portfolio.

Also, the daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Particularly worthy of note is the control of derivatives and credit management activities which, due to their atypical nature, is performed daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds and derivatives on bonds (forwards, options, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%) over a one-year time horizon. The Monte Carlo method is used and one million simulations are applied.

6.3.2 Structural market risk

6.3.2.1 Structural interest rate risk

The Group analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and VaR in order to calculate economic capital.

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

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (12 months) given a parallel shift in the yield curve.

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

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

6.3.2.2 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis

6.4 Management framework

Organizational and governance structure

The tasks of the market risk function are as follows:

•	Definition and supervision of the market risk management model, which includes corporate policies, definition of the risk map and segmentation criteria.

•	Control, consolidation, reporting and centralized approval of market risks.

These tasks are based on five basic pillars that are crucial for a correct market risk management:

•	Measurement, analysis and control of market and liquidity risk.

•	Calculation, analysis, explanation and reconciliation of results.

•	Definition, capture, validation and distribution of market data.

•	Approval of limits, products and underlyings.

•	Consolidation of data.

Market risk management is in turn guided by the following basic principles:

• Involvement of management.

•	Independence of the risk function from the business.

•	Clear definition of powers.

•	Risk measurement.

•	Risk limitation.

•	Analysis and control of risk positions.

•	Establishment of risk policies and procedures.

•	Assessment of risk methodologies validated or developed by the methodology area.

The market risk unit performs these functions:

•	Manage market risks.

•	Transpose, adapt and internalize corporate policies and procedures.

•	Define and document policies and lead projects.

•	Apply the decision-making policies and systems.

•	Contribute criticism, best practices, knowledge and proximity to customers/markets.

•	Assume greater responsibilities in risk decision-making and control.

•	Measure, analyze and control market risk within the scope of their responsibilities.

Limit control system

Market and liquidity risk limit setting is a dynamic process that depends on the Group's risk appetite level. This process forms part of the annual limits plan, which is promoted by the Group's management and is led by the market and liquidity risk area.

1. Limit setting

The market risk limits applied at the Group are set on the basis of different metrics and seek to cover all activities subject to market risk from multiple perspectives, by applying conservative criteria. The main limits are:

Trading limits

•	VaR limits.

•	Equivalent and/or nominal position limits.

•	Interest rate sensitivity limits.

•	Vega limits.

•	Limits on delivery risk on short securities positions (fixed income and equity).

•	Limits aimed at restricting the volume of effective losses or protecting profits already generated in the period.

•	Credit limits.

•	Limits on origination transactions.

On-balance-sheet structural interest rate risk

•	Limit on net interest margin sensitivity at one year

•	Limit on the sensitivity of the market value of equity

•	Limit on liquidity position

Structural foreign currency risk

• Net position in each currency

On trading positions

• Value at risk (VaR)

These general limits are complemented by other sub-limits. Accordingly, the market risk area has a sufficiently granular limit structure to effectively control the various market risk factors to which the Group is exposed. Thus, it monitors daily the positions through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. Also, the daily preparation of an income statement by the market risk area is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

2. Limit structure

The comprehensive risk management committee approves limits at business level in an annual limit setting process. These limits are requested by the head of business on the basis of the specific nature of the business and upon the achievement of the budget set, seeking consistency between the limits and the risk-return ratio.

Sub-limits to the aforementioned activities are set on the basis of the particular characteristics of the products and of the internal organization of the business, in order to increase the control of the positions held in each business.

Sub-limits are set by risk factor, currency position, equity position, sensitivity by currency and maturity, etc.

3. Limit compliance and control

The business units must comply with the approved limits at all times. Any possible excesses would trigger a series of actions by the market risk area or the comprehensive risk management committee aimed at leading to reductions in risk levels and a stricter risk control or executive actions which could oblige the risk takers to reduce the levels of risk assumed.

The persons in charge of market risk notify the heads of business of excesses. The heads of business must explain the reasons for the excess and, where appropriate, provide an action plan to remedy the situation. The business unit must reply, in writing and on the same day, to the requirement made of it to either reduce the position to within the limits in force or to detail a strategy that justifies an increase in the limits.

7. Liquidity and funding risk

7.1 Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Group's business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity has become increasingly important in recent years due to the growing stresses in the financial markets in the framework of a global economic crisis. This scenario has emphasized the importance of banks having appropriate funding structures and strategies to ensure their activity.

During this period of stress, the Group has enjoyed an adequate liquidity position, at reasonable costs.

The Group is responsible for covering the liquidity needs arising from its current and future activity, by means of either stable deposits taken from its customers in its area of influence, or through recourse to the wholesale markets where it operates. This is a funding structure that is most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other.

7.2 Liquidity management framework - Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Corporate liquidity management is based on the following principles:

•	Decentralized liquidity model.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies; and maturity periods.

•	Closely monitored short-term financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

In order to ensure the effective application of these principles by the Group, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that management is involved in the decision-making process and is included in the global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof (including forecast).

•	A management approach adapted in practice to the liquidity needs of each business.

7.2.1 Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though the ALCO within the framework and limits approved in the comprehensive risk management committee.

Following the aforementioned principles, the ALCO establishes strategies to guarantee and/or anticipate the funding requirements of the commercial business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the respective limits set.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

This governance model operates within the Group's risk appetite framework, which responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

With respect to the liquidity risk profile and appetite, the Group's strategy when conducting its businesses aims to structure the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. The liquidity appetite metrics are therefore structured by applying, on an individual basis, the principles of the Group's liquidity management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios, as detailed in the following sections.

7.2.2 Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group's current situation (environment, strategy, balance sheet and liquidity position) of the future liquidity needs of the businesses (liquidity requirements projection) and of the accessibility and situation of the funding sources in wholesale markets (availability of liquidity).

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short, medium and long-term liquidity requirements with stable funding sources, optimizing the impact of funding costs on the consolidated income statement.

This requires the monitoring of the balance sheet structure, the preparation of short, medium and long-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but very unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group's specific situation.

The results of these balance-sheet projection and scenario analyses provide the inputs required to prepare the Group's contingency plan, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that, in which Mexican Regulation is already adopted.

The measurements, metrics and analyses used by the Group in liquidity risk management and control are shown in greater detail below:

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group's liquidity is managed.

•	To be aligned with Basel III, in order to avoid any conflicts between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

Two kinds of basic metrics are used to control liquidity risk: short-term and structural. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions - for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

The various analyses conducted using the liquidity gap as a basis includes most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity; the Group set a 90-day survival horizon for local currency and all currency consolidated balance and a 30-day survival horizon for foreign currency.

b) Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group's aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base.

The Group prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

The Group prepares its liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

c) Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the Group generally considers three different scenarios: systemic, idiosyncratic and hybrid which, given the Group's characteristics, have been adapted to also take into account a local and a global systemic crisis. These scenarios constitute the minimum standard analysis established to be reported to management. Also, the Group develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The fundamental characteristics of the three base scenarios are as follows:

•
Idiosyncratic crisis: affecting only the entity and not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows based on the severity defined.

•
Systemic crisis: a crisis that affects the whole financial system, reducing the possibility of using local sources to face short-term obligations, as well as limited possibilities of buyers for asset sell off.

•
Hybrid crisis: in this scenario some of the factors described in the preceding paragraphs are stressed, paying particular attention to the most sensitive aspects from the standpoint of the Group’s liquidity risk.

These metrics and scenario definitions are directly related to the definition and execution of the liquidity contingency plan that is the responsibility of financial management.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk.

7.2.3 Management tailored to business needs

The Group performs its liquidity management in order to finance its recurring activities with the appropriate terms and prices. In practice, in keeping with the funding principles mentioned above, the liquidity management consists of the following:

•
Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue plan for the year.

•	year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the businesses, which results in the relevant updates of the plan.

•
Developing the relationship with investors in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The Group is self-sufficient in terms of their structural funding and do not require support from its Parent.

7.3 Funding strategy and evolution of liquidity in 2014

7.3.1 Funding strategy

In the last 5 years, the Group's funding activity has increased the amount of medium - and long-term sources of funding; aiming to increase diversification while keeping reasonable cost control.

The Group has a series of general trends in its policies implemented for its funding and liquidity management strategies, namely:

•	Strong generation of liquidity from the commercial business due to the moderate growth of Mexican economic activity and the greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels.

•	Holding a sufficient volume of assets eligible for discount at Central Banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

Thanks to all these developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits (not including reverse and repurchase agreements) in a predominantly commercial balance sheet.

Customer deposits are the Group's major source of funding. These deposits represent around 52.5% of the Group's total liabilities and at the end of 2014 they accounted for 97.3% of loans and advances to customers.

•	Diversified wholesale funding, primarily at medium - and long-term, with a very small proportion maturing in the short term.

Medium - and long-term wholesale funding represents 13.7% of the Group's retail funding (including deposits from Central Bank and credit institutions) and enables it to comfortably cater for the loans and advances to customers not financed with customer deposits (commercial gap).

7.3.2 Evolution of liquidity in 2014

At the end of 2014, in comparison with 2013, the Group reported:

•	An increase in loans and advances to customers of 18.8% in 2014 compared with 2013.

•
An increase in the ratio of loans and advances to customers to consolidated total assets from 44.9% to 48.1%. This figure mirrors the strong commercial nature of the Group's consolidated balance sheet.

•
An increase in the loan-to-deposit (LTD) ratio, which stood at 102.8%, up from 98.8% at December 2013. These figures show the Group´s' capacity to fund loans with retail deposits (strong commercial activity).

•
Lastly, the Group's structural surplus (i.e. the excess of structural funding resources – customer deposits, medium and long-term funding and capital – over structural liquidity requirements – loans and advances to customers –) stood at 140,154 million pesos at the end of 2014.

8. Operational risk

8.1 Definition and objectives

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

For the purpose of calculating regulatory capital for operational risk, the Group uses the basic approach provided for under Basel II standards. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

8.2 Corporate governance and organizational model

The operational risk management structure is based on the knowledge and experience of the executives and professionals of the Group, with particular importance being attached to the role of the operational risk officer.

The Group oversees and controls technology and operational risk through its governing bodies. The Group's Board of Directors and the comprehensive risk management committee periodically address significant aspects concerning the management and mitigation of operational risk.

In addition, further to approval by the comprehensive risk management committee, the Group establishes operational risk limits on an annual basis. The established risk appetite must fall within the low and medium-low risk profiles, which are defined in accordance with certain ratio levels. Limits are established based on the net loss to gross income ratio. An assessment is also performed of the operational risk management status in accordance with certain internal indicators.

8.3. Risk management model

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for management and the Group’s areas/units.

•
Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation

The main functions, activities and initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarized as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Creation of an operational risk department.

•	Training and experience sharing: communication of best practices within the Santander Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimize the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

With regard to technology risk management, the corporate function continues to strengthen significant aspects, such as the following:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•
Management of technology risk (risk associated with the use of technology development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

8.4 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment, of the area/unit.

8.5 Business continuity plan

The Group has a business continuity management system (BCMS) to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident. This basic objective consists of the following:

•	Minimizing possible damage to persons, as well as adverse financial and business impacts for the Group due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group's obligations to its employees, customers, shareholders and other interested third parties.

8.6 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, Therefore, in 2014, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Improvement of the monitoring of communications with counterparties through the various authorized arrangement methods.

•	Implementation in progress of a new tool enabling compliance with new record-keeping requirements.

•	Reinforcement of controls on contributions of prices to market indices.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and needs.

The system offers event recording modules, risk mapping and assessment, indicators, mitigation and reporting systems.

Information is specifically prepared on the following aspects:

•	The Group’s operational risk management model.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information acts as the basis for meeting reporting requirements to the comprehensive risk management committee, management, regulators, rating agencies, etc.

9. Compliance and reputational risk

9.1 Definitions and objective

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

9.2 Corporate governance and organizational model

It is the responsibility of the Group’s Board of Directors, as part of its supervisory function, to approve the Group’s general risk policy. In the compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the policy on the prevention of money laundering and terrorist financing and the product and service marketing policy.

The comprehensive risk management committee proposes the Group’s risk policy to the board. Also, as the body responsible for risk management, it measures reputational risk in its area of activity and decision-making.

The audit committee and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the Group´s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function is to inform the board on an ongoing basis, mainly through the audit committee which reported on the following dates: January 22, April 21, July 21 and October 20 and the compliance committee, in which the head of compliance reported on, the following dates: January 20, April 14, July 14 and October 13.

Lastly, the committees for compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies.

The organizational model revolves around the compliance and reputational risk area, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the regulatory compliance risk management office, the reputational risk management office and the department for the prevention of money-laundering and terrorist financing.

9.3 Risk appetite model

The Group's risk appetite model is characterized by the following two elements:

•
The objective of the management performed by the Group is to minimize the incidence of compliance and reputational risk. Accordingly, systematic monitoring is performed using the compliance and reputational risk indicator resulting from the assessment matrices prepared.

•	Quarterly monitoring of risk appetite is performed.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments are compared with ratings assigned by internal audit with respect to compliance.

9.4 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising management on these matters and fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money-laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

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

It is the role of the compliance officer, under the supervision of the audit committee and the compliance committee to ensure the effective implementation and monitoring of the general code of conduct.

The compliance committee has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money-laundering and terrorist financing). The compliance committee is composed of the Executive Chairman and Chief Executive Officer, Vice President of Commercial Banking, Vice President of Administration and Finance, Deputy Directors of General Intervention and Control, Technology, Operations and Quality and Legal and Internal Audit Executive Directors.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implementing the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervising the training activities on the compliance program conducted by the human resources area.

3.	Directing investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.
Cooperating with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receiving and handling the complaints made by employees or third parties through the complaints channel or the whistleblowing facility.

6.	Advising on the resolution of doubts arising from the application of the codes and manuals.

7.	Preparing an annual report on the application of the compliance program for submission to the audit committee and compliance committee.

8.	Regularly reporting to the Deputy General Counsel, to the audit committee and compliance committee and the Board of Directors on the implementation of the compliance policy and the compliance program.

9.
Assessing, every year, the changes that might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit committee and compliance committee.

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

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at different areas. In each case their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

The Group has established corporate systems at all its business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money-laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

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

Marketing of products and services

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These policies aim to establish a corporate framework that: (i) reinforces the organizational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

Governance and organization

The management of the risk that might arise from the incorrect selling of products or services is organized by the marketing committee and the reputational risk management office.

The marketing committee is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Executive Management of Competitive Strategy, it is composed of representatives of the following divisions: intervention and control management, operation technology and quality, risk, human resources, organization and costs, legal, internal control unit, internal audit, commercial banking, global wholesale banking, private banking and credit individual banking.

The marketing committee pays particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	The product or service meets the requirements of the marketing policies and the local regulations.

Marketing committee is the organ responsible for the approval of new products and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Group and the customer.

The consultative committee is the advisory body of the marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The consultative committee may recommend the review of products affected by market changes, impaired solvency (sectors or companies) or changes in the Group's market perception at medium and long-term.

The monitoring committee is the Group's decision-making body regarding the monitoring of products and services. This committee is chaired by the Executive Management of Competitive Strategy and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network). It meets weekly, and considers and resolves specific issues relating to the selling of products and services.

The purpose of the reputational risk management office is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Group and impact on customers; and (ii) to monitor products over their life cycle.

A reputational risk management office has been established, which is responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the compliance department. The compliance department performs the following main functions in relation to the rules of conduct in the securities markets:

1.	Registering and controlling sensitive information that is known by and/or generated at the Group;

2.	Keeping lists of the securities affected and the initiated persons, and monitor transactions with these securities;

3.	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receiving and attending to notifications of and requests for authorization of transactions for own account;

5.	Controlling transactions for own account of the persons subject to compliance with the code of conduct;

6.	Managing breaches;

7.	Resolving any issues concerning the code of conduct in the securities markets ;

8.	Recording and resolving conflicts of interest and the situations that might give rise to them;

9.	Assessing and managing any conflicts that might arise in the analysis activity;

10.	Maintain the files required to control compliance with the obligations established in the code of conduct in the securities markets;

11.	Develop ordinary contact with the regulators and financial authorities;

12.	Organizing training and, in general, perform the actions required to apply the code of conduct in the securities markets; and

13.	Analyzing actions that are suspected of constituting market abuse and, where appropriate, reporting them to the supervisors.

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

10. Capital

10.1 Compliance with the new regulatory framework

The new Basel III regulatory framework implemented in Mexico since January 2013 established new minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital). The Basel III measures implemented in January 2013 on capital management had no significant effect on the capital index of the Bank due to its strong capital structure.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically and the gradual implementation timetable envisaged for the new requirements in the legislation, place it in a position to comply with Basel III.

With regard to credit risk, since December 2013, the Group began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: GBM, financial Institutions (banks) and other individualized customers. Currently these models are in the process of authorization by CNBV for the application of an advance approach of internal rating model.

For market risk, the calculation of the capital requirement is made under the standard method according to the provisions established by CNBV.

With respect to operational risk, the CNBV considers the application of the Basic Indicator method for calculating the capital requirement for this type of risk.

Disclosure rules (Pillar III) are determined by the CNBV and are mandatory for all financial institutions, with the principles of this Pillar III met, on: a) disclose information to allow market participants to assess key information relating to capital, risk exposures and capital adequacy of financial institutions, b) inform the market in time and reliably regarding the level of capitalization of financial institutions and c) the existence of a coherent scheme and comprehensible disclosure that facilitates making comparisons.

Parallel to the implementation of the advanced approaches that the CNBV allows, the Group is undertaking a process of continuous training on Basel rules at all levels of the organization, covering in particular the areas most involved in the changes resulting from the adoption of new international capital standards.

10.2 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks' risk exposure and capital adequacy. A new forward-looking assessment model is becoming a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank's capital.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks' risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

During 2013, the Mexican Central Bank performed stress tests to assess the Mexican financial system’ resilience to exogenous shocks in risk factors. A high number of simulation scenarios with varying levels of severity –representing extreme, albeit plausible situations− made it possible to assess the level of the system’s overall exposure, as well as that of brokerage firms and banks. Results show that banks and brokerage firms would maintain reasonable solvency levels. Nevertheless, market stress tests showed that, in extreme albeit plausible scenarios, some financial institutions could suffer significant losses. Last, in credit stress tests, a number of banks displayed capital adequacy ratios below the minimum level of 10.5 percent in both years.

The Group underwent the aforementioned regulatory stress tests in which it proved its strength and solvency in adverse and severe macroeconomic scenarios. All the stress tests evidenced that, thanks mainly to the Group's business model, the Group will continue to generate profit for its shareholders and to comply with the most stringent regulatory requirements.

New 2014 financial reform

Since the new 2014 financial reform, the CNBV will require two stress test exercises:

1) Regulatory scenarios

The new financial reform in Mexico empowers the CNBV to establish general provisions under which the banks assess, at least once a year, if the capital that have be sufficient to cover possible losses arising from the risks they may incur, including those in which prevailing adverse economic conditions.

The CNBV establishes at least two regulatory scenarios: a base in which to evaluate the performance of banks under the expected macroeconomic assumptions, considering the projections of the Central Bank, the Secretariat of Finance and Public Credit (SHCP) and the consensus of experts (Private Initiative), and other adverse to consider a set of unfavorable macroeconomic projections and risk variables to assess their strength in an adverse and possible scenario.

The banks will consider, for each regulatory scenario, assumptions about macroeconomic variables and other risk variables such as expected loss for the portfolio of loans, capital charges for market positions and funding rates that the CNBV provide them, which should be considered in the estimates of the financial statements.

Some of macroeconomic variables that the CNBV can provide are: 28 day TIIE; benchmark interest rates in US dollars; inflation rates; exchange rates for foreign currency transactions; unemployment rates; real changes of GDP; changes in the IPC and non-oil exports.

The banks also will present sensitivity exercises considering the assumptions that provides the CNBV, among others, may be: the breakdown of the 10 counterparty or group of counterparties that represent larger common risk and its effect on the capitalization ratio; and the withdrawal of funds of less than 30 days by the 10 largest depositors of banks and their effect on liquid assets.

The CNBV establishes that if as a result of the assessment of capital adequacy under regulatory scenarios, the capitalization ratio is not sufficient for the bank to be classified as Category I, and it shall submit a preventive action plan, which must be approved by the CNBV.

These regulatory exercises, beyond those already made in 2013 and 2014, are officially required from January 2015.

2) Self-assessment of capital adequacy

In addition to the regulatory scenarios and in order that banks have, at all times, an adequate level of capital relative to their risk profile, banks must make at least once a year, an assessment of capital adequacy to determine if the net capital is sufficient to cover any losses they may face in different scenarios, including those in which prevailing adverse economic conditions.

The assessment of capital adequacy must include an estimate of capital that reflects the current and future level of the bank, which would be associated with its risk profile. If as a result of the assessment of capital adequacy the bank identifies missing capital, the bank must have a capitalization plan in order to cover that missing capital. If CNBV considers that missing capital determined by the bank is not sufficient may require maintaining a higher level of capital requirements.

Since June 2016, banks must submit to CNBV an annual report on the results of the assessment of capital adequacy, which must be signed by the Chief Executive Officer.

10.3 Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the case of the Group, the solvency level is determined by  the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group's economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group's operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements.

Comparison of regulatory and economic capital requirements is distorted because there are certain risks, such as goodwill, which for regulatory purposes are presented as deductions from the eligible capital base instead of being included as capital requirements. Similarly, the economic capital required for these risks can be presented as deductions from the internal capital base (following the regulatory method) or as part of the economic capital requirements, which is the preferred option within the Group. Furthermore, as we have mentioned above, measurement of economic capital includes certain risks that are not present in the regulatory approach (the so-called Pillar II risks).

The concept of diversification is fundamental for the proper measurement and understanding of the Group´s risk profile. The fact that the Group conducts its business activities through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately. Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based concentration. Any product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of portfolio and business risk.

With regards to the capital adequacy, in the context of Pillar II of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

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

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group management.

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

In 2014 value creation was 7,843 million pesos compared to a value creation of 9,706 in 2013. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of México.

49.	Consolidated Subsidiaries

a) Composition of the Group

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2013, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Banco Santander (México), S.A.	Banking	99.99114%	100%
Casa de Bolsa Santander, S.A. de C.V.	Brokerage house	99.96681%	100%
Santander Consumo, S.A. de C.V.	Credit card loans	99.99999%	100%
Santander Hipotecario, S.A. de C.V.	Mortgage loans	100.00000%	100%
Santander Vivienda, S.A. de C.V.	Mortgage loans	100.00000%	100%
Fideicomiso 361 (HICOACB06U y HICOACB06-2U)	Securitization trust	100.00000%	100%
Instituto Santander Serfin, A.C.	Not-for-profit (Educational institute)	99.99999%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100.00000%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100.00000%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	100.00000%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	100.00000%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	100.00000%	100%

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2014, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Banco Santander (México), S.A.	Banking	99.99114%	100%
Casa de Bolsa Santander, S.A. de C.V.	Brokerage house	99.96681%	100%
Santander Consumo, S.A. de C.V.	Credit card loans	99.99999%	100%
Santander Hipotecario, S.A. de C.V.	Mortgage loans	100.00000%	100%
Santander Vivienda, S.A. de C.V.	Mortgage loans	100.00000%	100%
Fideicomiso 361 (HICOACB06U y HICOACB06-2U)	Securitization trust	100.00000%	100%
Instituto Santander Serfin, A.C.	Not-for-profit (Educational institute)	99.99999%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100.00000%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100.00000%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	100.00000%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	100.00000%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	100.00000%	100%

The total non-controlling interest as of December 31, 2014 is 10 million pesos, which is attributed to Banco Santander (México), S.A.

Information in respect to non-controlling interest is presented in Note 27.

b) Change in the Group’s ownership interest in a subsidiary

During 2013, the Group disposed of 100% of its interest in Gestión Santander. The proceeds on disposal of 3,179 million pesos were received in cash. This sale generated an after-tax profit of 1,944 million pesos. This amount was recognized in the consolidated income statement as Profit from discontinued operations (net) (see Note 33).

During 2014, the Group did not dispose of any subsidiary.

c) Significant restrictions

The Group has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Group as of December 31, 2014:

•	Compulsory deposit with Central Bank

Compulsory deposit relates to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 35,872 million pesos (see Note 7).

•	Repurchase agreements

17,370 million pesos of Mexican government securities (M Bonds, BONDES, UMS and other debt securities) have been pledged in connection with repurchase agreements operations.

•	Securities loans

14,432 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions.

567 million pesos of Equity Instruments have been pledged in connection with securities loans transactions in which the lender is the Group.

•	Collaterals in derivatives transactions traded in organized markets

439 million pesos equity instruments classified as held for trading have been pledged in connection with derivatives traded in organized markets (see Note 32).

173 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 32).

2,243 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 32).

55 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets.

•	Collaterals in OTC derivatives transactions

20,758 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 32).

453 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 32).

6,033 million pesos of customer deposits have been received in connection with OTC derivatives transactions.

•	Earnings distribution

The Group has restriction on earnings distribution related to the legal reserve of 10,022 million pesos that include 386 million pesos in legal reserve of the Group on an individual basis (see Note 29) and to the unrealized gains on financial instruments under Mexican Banking GAAP recognized in equity of 266 million pesos (see Note 45.e.). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Group

The Bank granted a loan to Santander Consumo, S.A. de C.V., Santander Hipotecario, S.A. de C.V. and to Santander Vivienda, S.A. de C.V. for 33,689 million pesos, 27,263 million pesos and 2,234 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d) Financial support

The Group did not give any financial support to a consolidated structured entity during 2013 and 2014.

50.	Joint operations

As of December 31, 2013 and 2014 the Group has a commercial alliance with Elavon Mexico in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is non-material to the Group’s consolidated financial statements.

*****

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF December 31, 2013 and 2014
(Millions of pesos)

ASSETS	12/31/2013	12/31/2014	LIABILITIES AND EQUITY	12/31/2013	12/31/2014

CASH AND BALANCES WITH CENTRAL BANK	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-
			Trading derivatives
			Short positions
FINANCIAL ASSETS HELD FOR TRADING:	596	554
Debt instruments	596	254	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH	-	-
Equity instruments		300	PROFIT OR LOSS:
Trading derivatives			Deposits from Central Bank – Reverse repurchase agreements
			Deposits from credit institutions – Reverse repurchase agreements
			Customer deposits – Reverse repurchase agreements
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	-	-	FINANCIAL LIABILITIES AT AMORTIZED COST:	210	191
Loans and advances to credit institutions - Repurchase agreements			Deposits from Central Bank
Loans and advances to customers - Repurchase agreements			Deposits from credit institutions
			Customer deposits
			Marketable debt securities
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	-	-	Dividends payable
Debt instruments			Other financial liabilities	210	191
Equity instruments
			HEDGING DERIVATIVES	-	-

LOANS AND RECEIVABLES:	417	522	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS
Loans and advances to credit institutions	417	522	HELD FOR SALE	-	-
Loans and advances to customers
Debt instruments			LIABILITIES UNDER INSURANCE CONTRACTS	-	-

			PROVISIONS:	-	-
HEDGING DERIVATIVES	-	-	Provisions for pensions and similar obligations
			Provisions for tax and legal matters
			Provisions for off-balance sheet risk
NON-CURRENT ASSETS HELD FOR SALE	-	-	Other provisions

			TAX LIABILITIES:	771	-
INVESTMENTS IN SUBSIDIARIES	92,202	101,421	Current	771
Banco Santander (México) S.A.	90,631	100,415	Deferred
Others	1,571	1,006

REINSURANCE ASSETS	-	-	OTHER LIABILITIES	23	31

			TOTAL LIABILITIES	1,004	222
TANGIBLE ASSETS	-	-
Property, plant and equipment			SHAREHOLDERS' EQUITY:	92,979	102,538
			Share capital	25,658	25,658
INTANGIBLE ASSETS:	-	-	Share premium	11,415	11,415
Goodwill
Other intangible assets			Accumulated reserves	41,625	52,180
			Profit for the year attributable to the Parent	14,281	13,285

TAX ASSETS:	332	19
Current	330	15	VALUATION ADJUSTMENTS:	(436)	(244)
Deferred	2	4	Available-for-sale financial assets	(458)	(537)
			Cash flow hedges	22	293
OTHER ASSETS	-	-	Non-current assets held for sale
			TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE
			TO THE PARENT	92,543	102,294

			TOTAL EQUITY	92,543	102,294
TOTAL ASSETS	93,547	102,516	TOTAL LIABILITIES AND EQUITY	93,547	102,516

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2012, 2013 and 2014
(Millions of pesos)

	(Debit)/Credit

	2012	2013	2014

Interest income and similar income	86	22	21
Interest expenses and similar charges	(9)	(8)	(6)
NET INTEREST INCOME	77	14	15
Income from equity instruments	17,285	12,397	13,328
Banco Santander (México), S.A.	16,850	12,263	13,330
Others	435	134	(2)
Fee and commission income	-	-	-
Fee and commission expenses	-	(4)	(4)
Gains/(losses) on financial assets and liabilities (net)	-	-	1
Exchange differences (net)	-	-	1
Other operating income	-	-	1
Other operating expenses	-	-	-
TOTAL INCOME	17,362	12,407	13,342
Administrative expenses:	(55)	(56)	(58)
Personnel expenses	(27)	(29)	(30)
Other general administrative expenses	(28)	(27)	(28)
Depreciation and amortization	-	-	-
Impairment losses on financial assets (net):	-	-	-
Loans and receivables	-	-	-
Impairment losses on other assets (net):	-	-	-
Other intangible assets	-	-	-
Non-current assets held for sale	-	-	-
Provisions (net)	-	-	-
Gains/(losses) on disposal of assets not classified as
non-current assets held for sale	21	-	-
Gains/(losses) on disposal of non-current assets held
for sale not classified as discontinued operations	-	-	-
OPERATING PROFIT BEFORE TAX	17,328	12,351	13,284
Income tax	(16)	(8)	1
PROFIT FROM CONTINUING OPERATIONS	17,312	12,343	13,285
PROFIT FROM DISCONTINUED OPERATIONS (net)	132	1,938	-
PROFIT FOR THE YEAR	17,444	14,281	13,285

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Millions of Pesos)

	2012	2013	2014

A. CASH FLOWS FROM OPERATING ACTIVITIES:	18,650	18,583	3,473
Profit for the year	17,444	14,281	13,285
Adjustments made to obtain the cash flows from operating activities	(17,401)	(14,327)	(13,329)
Income from equity instruments	(17,285)	(12,397)	(13,328)
Income tax expense recognized in income statement	16	8	(1)
Profit on discontinued operations	(132)	(1,938)	-
Net change in other operating assets and liabilities	3,257	81	(66)
Income tax paid	(24)	-	(464)
Dividends received	15,374	18,548	4,047

B. CASH FLOWS FROM INVESTING ACTIVITIES:	-	2,267	-
Proceeds
Discontinued operations	-	2,267	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(18,650)	(20,850)	(3,473)
Payments
Dividends	(18,650)	(20,850)	(3,473)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	-	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-	-
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	-	-	-

During 2012, 2013 and 2014, Grupo Financiero Santander México, S.A.B. de C.V. received cash dividends from subsidiaries as follows:

	2012	2013	2014
Dividends received	15,374	18,548	4,047