Form 20-F
period 2015-12-31
Santander Mexico Financial Group, S.A.B. de C.V.
filed 2016-05-02
CIK 1551975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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

01219 Mexico City
(Address of principal executive offices)
Fernando Borja Mujica

General Legal Director

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 Mexico City

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “Grupo Financiero Santander Mexico,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries. When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer. When we refer to “Gestión Santander,” we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013). When we refer to “Seguros Santander,” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this annual report on Form 20-F to certain financial terms have the following meanings:

•	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended. These accounting standards apply to holding companies when the principal subsidiary is a bank.

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee.

•	References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2014 and December 31, 2015, and for each of the fiscal years ended December 31, 2013, 2014 and 2015, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

•	References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2015, one UDI was equal to Ps.5.38117 (U.S.$0.3119).

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

In this annual report on Form 20-F, the term “Mexico” refers to the United Mexican States. The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican Central Bank” refers to Banco de México. References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos. References to “euros” or “U.S.$” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

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

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015, included in this annual report on Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (United States), or “PCAOB,” and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP. While we have prepared our consolidated financial data as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars. This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.17.2487 to U.S.$1.00, the rate calculated on December 31, 2015 (the last business day in December) and published on January 4, 2016 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

Retrospectively adjusted amounts for comparability. For comparative purposes, we have adjusted previously presented consolidated income statement data for the years ended December 31, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies—Application of New and Revised IFRS—IAS 19 Employee Benefits.”

We have retrospectively adjusted the comparative amounts from December 31, 2011 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

Refinements to our impairment models. During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies— Allowance for impairment losses and provisions for off-balance sheet risk” and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

v

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this annual report on Form 20-F.

Afore	An entity established pursuant to Mexican law that manages independent retirement accounts. The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker
ALCO	Our Assets and Liabilities Committee (Comité de Activos y Pasivos), which is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity
Basel III	An international framework of capital and liquidity standards for internationally active banking organizations that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard. The Basel III framework was designed by the Basel Committee in 2010
Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries
Bonding Companies Law	Ley Federal de Instituciones de Fianzas
BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)
Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)
CDI	Certificate of interbank deposit
CFC	Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica)
CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)
CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)
CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)
CRM	Customer relationship management
Exchange Act	Securities Exchange Act of 1934, as amended
General Law of Ancillary Credit Organizations and Activities	Ley General de Organizaciones y Actividades Auxiliares del Crédito
General Law of Negotiable Instruments and Credit Transactions	Ley General de Títulos y Operaciones de Crédito
IFRS	International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Standards Interpretations Committee
IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)
Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)
Insurance Companies Law	Ley General de Instituciones y Sociedades Mutualistas de Seguros
Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión
IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)
IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)
Law of the Mexican Central Bank	Ley del Banco de México
LCR	Liquidity coverage ratio
LGD	Loss given default
MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)
Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for credit institutions, as amended
Mexican Banking Law	Ley de Instituciones de Crédito
Mexican Central Bank	Banco de México
Mexican Commerce Code	Código de Comercio

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras
Mexican Mutual Funds Law	Ley de Sociedades de Inversión
Mexican Securities Market Law	Ley del Mercado de Valores
Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.
MVE	Market value of equity
NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs
National Consumer Price Index	Índice Nacional de Precios al Consumidor
NIM	Net interest margin
NIM Sensitivity	Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
PCAOB	Public Company Accounting Oversight Board (United States)
PD	Probability of default
Public Registry of Commerce	Registro Público de Comercio
RNV	Mexican National Securities Registry (Registro Nacional de Valores)
SEC	U.S. Securities and Exchange Commission
SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)
SHF	Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal)
Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law
SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.200,000,000 (U.S.$11,595,077)
Sofoles	Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focused primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals. All existing Sofol authorizations automatically terminated on July 19, 2013

Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes
Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated
TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)
UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation
VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

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

Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

x

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses and other losses;

•	increased default by borrowers;

•	exposure to the home builders sector;

•	our inability to successfully and effectively integrate acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

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

We have derived our selected consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 from our audited financial statements, which have been prepared in accordance with IFRS.

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data for the years ended December 31, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013.

We have retrospectively adjusted the comparative amounts from December 31, 2011 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

During 2015, we have made certain refinements to our impairment models to determine our allowance for impairment losses as part of our policy to continuously refine our accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2011		2012		2013		2014		2015(7)		2015
	(Millions of pesos)(1)										(Millions of U.S. dollars)(1)(2)
Interest income and similar income	Ps.	46,587	Ps.	55,521	Ps.	55,386	Ps.	57,916	Ps.	64,204	U.S.$	3,722
Interest expenses and similar charges		(17,976)		(21,639)		(19,539)		(20,305)		(21,178)		(1,228)
Net interest income		28,611		33,882		35,847		37,611		43,026		2,494
Income from equity instruments		299		212		245		153		117		7
Fee and commission income (net)		9,904		11,685		12,844		13,373		14,083		816
Gains/(losses) on financial assets and liabilities (net)		271		1,265		3,281		2,619		2,489		144
Exchange differences (net)		30		(6)		—		(11)		6		—
Other operating income		623		628		787		487		457		26
Other operating expenses		(1,590)		(1,794)		(2,078)		(2,479)		(3,011)		(175)
Total income		38,148		45,872		50,926		51,753		57,167		3,312
Administrative expenses		(14,918)		(16,724)		(18,630)		(19,897)		(21,332)		(1,237)
Personnel expenses		(7,297)		(8,232)		(9,261)		(9,977)		(11,033)		(640)
Other general administrative expenses		(7,621)		(8,492)		(9,369)		(9,920)		(10,299)		(597)
Depreciation and amortization		(1,457)		(1,537)		(1,620)		(1,682)		(1,864)		(108)
Impairment losses on financial assets (net)		(5,435)		(8,970)		(14,905)		(13,132)		(16,041)		(930)
Loans and receivables(3)		(5,435)		(8,970)		(14,905)		(13,132)		(16,041)		(930)
Impairment losses on other assets (net)		(100)		(34)		(22)		(48)		—		—
Other intangible assets		(30)		—		—		—		—		—
Non-current assets held for sale		(70)		(34)		(22)		(48)		—		—
Provisions (net)(4)		1,890		680		(751)		(157)		270		16
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		13		1,743		31		8		7		—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		54		135		(16)		(15)		91		5
Operating profit before tax		18,195		21,165		15,013		16,830		18,298		1,058
Income tax		(4,776)		(3,853)		(2,670)		(3,541)		(4,294)		(249)
Profit from continuing operations		13,419		17,312		12,343		13,289		14,004		809
Profit from discontinued operations (net)		4,352		132		1,938		—		—		—
Profit for the year	Ps.	17,771	Ps.	17,444	Ps.	14,281	Ps.	13,289	Ps.	14,004	U.S.$	809
Profit attributable to the Parent		17,770		17,443		14,279		13,288		14,003		809
Profit attributable to non-controlling interests		1		1		2		1		1		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		2.62		2.57		2.11		1.96		2.07		0.12
Diluted earnings per share		2.62		2.57		2.11		1.96		2.06		0.12
Earnings per share from continuing operations:
Basic earnings per share		1.98		2.55		1.82		1.96		2.07		0.12
Diluted earnings per share(5)		1.98		2.55		1.82		1.96		2.06		0.12
Cash dividend per share (pesos) (6)		1.67		1.08		3.08		0.51		1.00		0.06
Cash dividend per share (U.S. dollar) (2)(6)		0.12		0.08		0.24		0.03		0.06		0.06
Weighted average shares outstanding		6,786,395		6,782,807		6,773,812		6,775,809		6,777,713		6,777,713
Dilutive effect of rights on shares(5)		-		13,401		12,583		10,586		8,682		8,682
Adjusted number of shares		6,786,395		6,796,208		6,786,395		6,786,395		6,786,395		6,786,395

__________

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)	Results for the year ended December 31, 2015 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.17.2487 per U.S.$1.00 as calculated on December 31, 2015 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 4, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)	To calculate diluted earnings per share, the amount of Profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects relating to potential share issuances (share options, warrants and convertible debt instruments). See Note 5.2.ii to our audited financial statements.

(6)	On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010. On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend of Ps. 3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share.

(7)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,
	2011		2012		2013			2014	2015(3)		2015
	(Millions of pesos)										(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,143	Ps.	48,397	Ps.	49,681	Ps.	51,823	Ps.	59,788	U.S.$	3,466
Financial assets held for trading		242,463		198,250		176,907		208,371		328,117		19,023
Other financial assets at fair value through profit or loss		21,589		63,168		86,361		31,872		27,358		1,586
Available-for-sale financial assets		61,582		47,518		61,525		83,128		113,620		6,587
Loans and receivables		346,187		403,036		441,657		530,397		598,887		34,721
Hedging derivatives		897		300		300		4,740		12,121		703
Non-current assets held for sale		464		576		1,100		844		1,101		64
Tangible assets		5,607		4,113		4,767		5,262		5,551		322
Intangible assets		3,462		3,648		3,751		4,079		4,877		283
Tax assets		13,454		17,784		25,943		22,988		18,673		1,083
Other assets		4,426		6,242		5,826		6,479		5,942		343
Total assets	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	U.S.$	68,181

Liabilities
Financial liabilities held for trading	Ps.	125,291	Ps.	141,101	Ps.	136,199	Ps.	136,805	Ps.	174, 576	U.S.$	10, 121
Other financial liabilities at fair value through profit or loss		118,269		71,192		76,025		108,784		204, 829		11,875
Financial liabilities at amortized cost		391,568		458,856		528,184		579,125		659,186		38,217
Hedging derivatives		2,501		1,637		1,392		4,403		9,568		555
Provisions(2)		7,069		6,294		5,710		6,086		6,694		388
Tax liabilities		866		758		856		80		673		39
Other liabilities		7,866		13,582		16,934		12,413		10,849		630
Total liabilities	Ps.	653,430	Ps.	693,420	Ps.	765,300	Ps.	847,696	Ps.	1,066,375	U.S.$	61,825

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	1,488
Share premium		11,415		11,415		11,415		11,415		11,415		662
Accumulated reserves		34,618		44,324		41,593		52,160		58,193		3,374
Profit for the year attributable to the Parent		17,770		17,443		14,279		13,288		14,003		809
Valuation adjustments		1,372		764		(436)		(244)		380		22
Non-controlling interests		11		8		9		10		11		1
Total equity		90,844		99,612		92,518		102,287		109,660		6,356
Total liabilities and equity	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	U.S.$	68,181

__________

(1)	The balance as of December 31, 2015 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.17.2487 per U.S.$1.00 as calculated on December 31, 2015 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 4, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(3)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, branch and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,
	2011	2012	2013	2014	2015
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	5.08%	5.09%	5.29%	4.82%	4.89%
Total margin(2)	6.82%	6.84%	7.17%	6.52%	6.48%
Return-on-average total assets (ROAA)(3)	2.67%	2.24%	1.83%	1.43%	1.35%
Return-on-average equity (ROAE)(4)	22.01%	18.25%	14.16%	13.54%	13.22%
Efficiency ratio(5)	42.92%	39.81%	39.76%	41.70%	40.58%
Net fee and commission income as a percentage of operating expenses(6)	60.48%	63.99%	63.43%	61.97%	60.71%
Yield on average interest-earning assets	8.18%	8.29%	8.12%	7.39%	7.27%
Average cost of interest-bearing liabilities	3.71%	3.66%	3.26%	2.85%	2.61%
Net interest spread	4.47%	4.63%	4.86%	4.54%	4.66%
Common stock dividend payout ratio(7)	63.87%	41.85%	146.00%	26.14%	48.28%
Average interest-earning assets	569,502	669,697	682,420	783,865	883,073
Average interest-bearing liabilities	483,925	590,861	598,484	713,105	812, 614
Capital adequacy
Total capital (Mexican Banking GAAP)	73,144	76,197	86,531	96,517	103,639
Tier 1 capital (Mexican Banking GAAP)	71,674	74,618	69,409	76,697	80,328
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	14.53%	14.47%	12.79%	12.85%	12.10%
Total capital to risk-weighted assets(8) (Mexican Banking GAAP)	14.82%	14.78%	15.94%	16.17%	15.61%
Asset quality
Non-performing loans as a percentage of total loans(9)	1.98%	2.06%	3.81%	3.90%	3.56%
Non-performing loans as a percentage of computable credit risk(9)(10)	1.83%	1.92%	3.56%	3.66%	3.32%
Loan charge-offs as a percentage of average total loans	2.38%	2.45%	3.33%	3.10%	2.85%
Loan charge-offs as a percentage of computable credit risk(10)	1.98%	2.15%	2.94%	2.68%	2.42%
Allowance for impairment losses as a percentage of average total loans(11)	2.49%	2.80%	3.66%	3.49%	3.70%
Allowance for impairment losses as a percentage of non-performing loans(9)(11)	113.55%	128.08%	90.70%	82.46%	94.97%
Allowance for impairment losses as a percentage of loan charge-offs(11)	104.76%	114.34%	109.85%	112.49%	129.98%
Allowance for impairment losses as a percentage of total loans(11)	2.25%	2.64%	3.45%	3.22%	3.38%
Liquidity
Liquid assets as a percentage of deposits(12)	78.96%	56.48%	48.79%	47.32%	46.41%
Total loans, net of allowance for impairment losses, as a percentage of deposits(13)	99.97%	98.23%	98.45%	102.15%	72.35%
Total loans as a percentage of total funding(14)	65.86%	70.49%	67.86%	69.97%	65.17%
Deposits as a percentage of total funding(13)(14)	64.39%	69.86%	66.55%	66.29%	87.03%
Operations
Offices(15)	1,097	1,142	1,234	1,322	1,354
Employees (full-time equivalent)	12,395	13,385	14,260	16,427	17,208

___________

(1)	Net interest margin is defined as net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

(2)	Total margin is defined as net interest income (including income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(9)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts, and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due, and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

(10)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(11)	Allowance for impairment losses were Ps.7,247 million, Ps.9,387 million, Ps.13,764 million, Ps.15,198 million and Ps. 18,749 million, as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(12)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2011, 2012, 2013, 2014 and 2015, we had a total amount of liquid assets of Ps.248,505 million, Ps.198,777 million, Ps.190,678 million, Ps.211,821 million and Ps.343,353 million, respectively. For the years ended December 31, 2011, 2012, 2013, 2014 and 2015, the average amounts outstanding were Ps.220,444 million, Ps.215,274 million, Ps.188,614 million, Ps.203,061 million and Ps.291,828 million, respectively.

As of December 31, 2011, liquid assets were composed of the following: 17.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 53.9% debt instruments issued by the Mexican Government; and 28.3% debt instruments issued by the Mexican Central Bank.

As of December 31, 2012, liquid assets were composed of the following: 24.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 45.7% debt instruments issued by the Mexican Government; and 30.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2013, liquid assets were composed of the following: 26.0% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.0% debt instruments issued by the Mexican Government; and 23.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government; and 43.9% debt instruments issued by the Mexican Central Bank.

As of December 31, 2015, liquid assets were composed of the following: 17.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 35.3% debt instruments issued by the Mexican Government; and 47.2% debt instruments issued by the Mexican Central Bank.

(13)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(14)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2011, 2012, 2013, 2014 and 2015, our deposits and repurchase agreements amounted to Ps.463,841 million, Ps.449,034 million, Ps.517,340 million, Ps.596,706 million and Ps.739,846 million, respectively, and our marketable debt securities amounted to Ps.23,894 million, Ps.54,703 million, Ps.53,118 million, Ps.59,077 million and Ps.87,449 million, respectively. For December 31, 2014 and 2015, our subordinated liabilities amounted to Ps.19,446 million and Ps.22,788 million, respectively.

(15)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas – including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select) and Santander Select units (módulos).

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The recent significant decline in oil prices and other economic factors negatively affected the year-end 2015 exchange rate, resulting in 17.03% depreciation of the peso against the U.S. dollar, from Ps.14.74 per U.S. dollar as of December 31, 2014 to Ps.17.25 as of December 31, 2015.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. The rates shown below are in nominal pesos and have not been restated in constant currency units. No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all. As of April 28, 2015, the exchange rate for U.S. dollars was Ps.17.2125 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2011	Ps.	11.50	Ps.	14.24	Ps.	12.47	Ps.	13.95
2012		12.63		14.39		13.14		12.97
2013		11.98		13.44		12.87		13.08
2014		12.85		14.79		13.30		14.74
2015		14.56		17.38		15.88		17.25

__________

(1)	Average end-of-month exchange rates for 2011, 2012, 2013, 2014 and 2015, respectively.

Month	Low		High		Average(1)		Period End
October 2015	Ps.	16.40	Ps.	16.86	Ps.	16.56	Ps.	16.52
November 2015		16.42		16.87		16.64		16.59
December 2015		16.51		17.38		17.07		17.25
January 2016		17.35		18.61		18.07		18.19
February 2016		18.06		19.18		18.47		18.10
March 2016		17.24		17.94		17.65		17.24
April 2016 (through April 28)		17.21		17.89		17.50		17.21

 __________

(1)	Average daily exchange rates for October, November and December 2015 and January, February, March and April (through April 28) 2016.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.17.2487 to U.S.$1.00, the exchange rate as calculated on December 31, 2015 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 4, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

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

In the past eight years, financial systems worldwide have experienced periods and events of difficult credit and liquidity conditions and disruptions leading to less liquidity and greater volatility (such as volatility in spreads). Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession. Although macroeconomic conditions have slightly improved in the past four years, the sharp decline in oil prices, uncertainty of China’s future economic prospects, and diverging monetary policies around the world have exacerbated global imbalances and risks. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties. In recent years, there have also been runs on deposits at several financial institutions around the world, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions). Within this context, diminished oil prices and a continuous reduction in Mexico’s oil production, together with weaker-than-expected manufacturing activity in the U.S., constitute significant risks for the Mexican economy and its growth prospects, which could have an adverse effect on our business. In addition, the normalization of U.S. monetary policy, including the end of its quantitative easing stimulus, and different monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we may face, among others, the following risks related to the economic context:

•	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing for our products and services, and may limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

•	Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

Despite recent improvements in certain segments of the global economy, and in particular the strength of domestic demand in Mexico, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. Global investor confidence remains cautious. A slowing or failing of the economic recovery in the U.S. and the uncertainty of its monetary policy would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	volatility of credit spreads;

•	the market value of our securities holdings; and

•	gains from sales of securities and loans.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. This results from the varying effects that a change in interest rates may have on the interest earned on our assets and the interest paid on our borrowings. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates. As of December 31, 2015, the 1% NIM sensitivity was Ps.688 million.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets. We hold a substantial portfolio of debt securities and loans that have both fixed and floating interest rates.

In addition, we may experience increased delinquencies in a low-interest-rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

Increases in interest rates may reduce gains or require us to record losses on sales of our securities or loans. In recent years, interest rates have been low by historical standards. However, there can be no assurance that such low rates will continue in the future.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and the value of our assets and liabilities.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to charge-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected, which would in turn adversely impact our business.

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

If the level of non-performing loans increases or the credit quality deteriorates in the future, or if our allowance for impairment losses is insufficient to cover loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low-credit-quality loans can have an adverse effect on us. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we have acquired or may acquire in the future, or factors beyond our control, such as those associated with our acquisition of mortgage assets, as well as the adverse effect of changes in the credit quality of our borrowers and counterparties or a general deterioration in Mexican or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio. For example, on November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat (“Scotiabank Inverlat”). The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and with a fair value of Ps.3,002 million. Although we will integrate these loans into our broader consumer loans portfolio, we can provide no assurance that the levels of non-performing loans in this recently acquired portfolio will not be materially higher in the future.

Our allowance for impairment losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, ability and intent to pay, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our current or future allowance for impairment losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to individuals and SMEs, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our allowance for impairment losses, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor-credit-quality loans, this could have a material adverse effect on us.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 38.9% of the value of the total gross loan portfolio as of December 31, 2015) and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.200,000,000 (U.S.$ 11,595,077)), which accounted for approximately 11.5% of the value of the total gross loan portfolio as of December 31, 2015. As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater economic resources. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations. For the year ended December 31, 2015, non-performing loans were Ps.19,742 million and total charge-offs against our allowance for impairment losses were Ps.14,424 million. Non-performing loans related to individuals and SMEs represented 51.3% and 8.1%, respectively, of our total non-performing loans for the year ended December 31, 2015, as compared to 48.0% and 8.4%, respectively, of our total non-performing loans for the year ended December 31, 2014. Charge-offs related to individual and SME loans represented 70.0% and 23.1%, respectively, of our total charge-offs for the year ended December 31, 2015, as compared to 77.1% and 18.4%, respectively, for the year ended December 31, 2015. There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to a greater allowance for impairment losses. As of December 31, 2015, our mortgage loan portfolio totaled Ps.122,918 million, representing 22.2% of our total loans and advances to customers (excluding reverse repurchase agreements). If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for impairment losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2015, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$3.47 million (Ps.59.87 million) and U.S.$0.25 million (Ps.4.30 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

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

Negative economic conditions in global financial markets, mainly due to the fall in oil and commodity prices, slow economic activity in emerging markets and a “flight to quality” seen in global financial markets have translated into high volatility in international and domestic markets. As a result, the Mexican peso has posted significant fluctuations in the past years. For instance, the peso depreciated 26.5% in 2008, but then it regained strength in 2009 and 2010, appreciating by 5.4% and 5.5%, and depreciating by 13.0% in 2011. At the end of 2012, the peso had appreciated to Ps.12.87 per U.S. dollar compared to the exchange rate at the end of 2011. At the end of 2013, the peso had depreciated to Ps.13.08 per U.S. dollar compared to the exchange rate at the end of 2012. At the end of 2014, the peso had depreciated to Ps.14.74 per U.S. dollar compared to the exchange rate at the end of 2013. In 2015, the peso sharply depreciated to Ps.17.21 per U.S. dollar compared to the exchange rate at the end of 2014. As of April 28, 2015, the peso had appreciated to Ps.17.21 per U.S. dollar relative to the end of the December 2015 exchange rate.

The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, including auctions of U.S. dollars in the foreign exchange market, changes in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks. However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

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

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, and taxation and other matters. These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations. Many of the applicable laws and regulations have changed extensively in recent years, with a negative impact on us. There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations. On November 1, 2013, the Mexican Congress approved several tax reforms that have become effective. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), the Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación). The tax reforms also repeal the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Única) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo). On November 26, 2013, the Mexican Congress approved a financial reform package that granted broader authority to financial authorities and ordered the Mexican competition authorities to initiate an investigation into the fairness of trade practices in the Mexican financial system. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”

One of the main aspects of the recent changes in the Mexican Banking Law approved by the Mexican Congress consists of the authority granted to the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) to conduct evaluations of Mexican banks. Although the guidelines for such evaluations were scheduled to be published at the end of December 2014, the results of the first evaluation are now scheduled to be published in 2016. Results of evaluations are required to be made publicly available by the SHC. Negative or deficient results of evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies. It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

We cannot predict the terms that will be included in the evaluation report prepared by the SHCP, particularly in relation to lending to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results of operations. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in Mexico and our financial condition and results of operations.

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

In June 2014, the first group of the Mexican Supreme Court of Justice issued a jurisprudential thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced rate. The elements the judge should take into account to determine if a rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the subscription of the note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guaranties for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge. The mandatory and partly discretionary application of such criteria in the lawsuits affecting our portfolio could have a material adverse effect on the interest rates we charge and on our operating results.

We are subject to potential intervention by any of our regulators or supervisors

As noted above, our business and operations are subject to increasingly significant rules and regulations that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, include reserve and reporting requirements, and prudential and conduct of business regulations.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions and restricting dividends or bonuses to employees. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling clients considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Regulations require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities, including the revocation of our authorization and the intervention in our operations.  Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

Future Mexican government restrictions on interest rates could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific limit on interest rates. However, under the Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros), the Mexican Central Bank may issue regulations in respect of interest rates, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the CFC). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates in the future, as of the date of this annual report on Form 20-F, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates we may charge. A large portion of our revenues and operating cash flow is generated by interest rates we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

We may be required to make significant contributions to the IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.1,228 million in 2011, Ps.1,342 million in 2012, Ps.1,544 million in 2013, Ps.1,887 million in 2014 and Ps. 2,238 million in 2015.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.” These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services. Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses). In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations. Pursuant to the Law for the Protection and Defense of Financial Services Users, the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF) is entitled to, among other things, initiate class actions against Mexican financial institutions in connection with events of any nature that affect groups of users of financial services. See ”Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

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

Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical tools to these observations to arrive at quantifications of our risk exposures. These quantitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, thus, could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to credit risks greater than those indicated by our risk rating system. In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in Mexico. In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit bureaus and other sources. Due to limitations in the availability of information and the developing information infrastructure in Mexico, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for impairment losses may be materially adversely affected.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

We may generate lower revenues from fee and commission-based businesses.

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements and disclosures of financial instruments, deferred tax assets, impairment of financial assets classified as available-for-sale, allowance for impairment losses and provisions for off-balance sheet risk, defined benefit plans, goodwill and business combinations, impairment of goodwill and provisions and contingent liabilities.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used that include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments, it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgment, estimates and assumptions we use in preparing our audited financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no impairment of goodwill was recognized in 2014 or 2015, there can be no assurances that we will not have to recognize any impairment or write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. We anticipate that we will encounter greater competition as we expand our operations. In addition, certain of our competitors, such as Sofomes, are not licensed financial institutions and, as such, are not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements. As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and, particularly, may be more aggressive in their loan origination activities.

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

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2015, Mexico’s ten largest domestic banks, measured in terms of assets, held 85.17% of the total assets in the Mexican banking system. Five of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, recent rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of clients) by complying with de minimis requirements, that are likely to result in banks losing clients to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Increasing competition could require that we increase our interest rates offered on deposits or lower the interest rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we have liquidity management processes designed to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in our liquidity, including interbank lending, have affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

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

We rely, and will continue to rely, primarily on customer deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of customer depositors in the economy in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. Any of these factors could significantly increase the amount of customer deposit withdrawals in a short period of time, thereby reducing our ability to access customer deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

If wholesale debt financing and related markets cease to become available, or become excessively expensive to us, we may be forced to raise the interest rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and the cost of funding.

We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into ten groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. We measure the loss rates for each of the ten groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio. As of December 31, 2015, approximately 62.7% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 3.2%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio. During 2015, our credit card portfolio grew 13.5%. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	efficiently manage the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, newly established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group;

•	manage a growing number of entities without over-committing management or losing key personnel; and

•	generate transactions through our electronic channels.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on us.

In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2015, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 64.0% and 62.2% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional allowance for impairment losses to cover actual impairment losses of our loans, which may adversely affect our results of operations and financial condition.

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

The long-term debt of Banco Santander, S.A., or Banco Santander Parent, is currently rated investment grade by the major rating agencies—A3 stable outlook by Moody’s Investors Service España, S.A., A- stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In June 2015, Moody’s upgraded such rating from Baa1 to A3 in light of their new banking methodology, and in October 2015, Standard & Poor’s upgraded their rating from BBB+ to A- following the upgrade of the sovereign credit rating of Spain. We can provide no assurances that ratings agencies will not change their views based on changes in economic conditions or otherwise.

On April 4, 2016, Moody’s placed on review for downgrade the baseline credit assessment (BCA) and adjusted BCA, as well as the global and local foreign currency deposit ratings and senior unsecured debt ratings, the foreign currency subordinated rating and the long and short counterparty risk assessments of certain Mexican Banks, including Banco Santander México. On February 12, 2014, Moody’s raised the long-term foreign currency deposit and issuer ratings of some of the main Mexican banks, including Banco Santander Mexico, from Baa1 to A3. This decision mirrored Moody’s upgrade of Mexico’s government bond ratings to A3, from Baa1. Our long-term debt in foreign currency is currently rated BBB+ with a stable outlook by Fitch and A3 with a stable outlook by Moody’s. ..

Our funding costs have generally not been affected by downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt. Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

However, any downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. We estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 15 to 25 basis points for our short-term debt. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 40 to 60 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches. In addition, we estimate that we would be required to post up to U.S.$6.3 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2015.

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

One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio. The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. GDP growth in 2013 posted a sharp decline, but improved during 2014 at 2.2%, and at 2.5% in 2015, consistent with the Mexican cyclical economic history. We can provide no assurance that GDP growth rates will continue to increase, or that they will not regress.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. For 2016, 23.9% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Failure to detect or prevent money laundering and other illicit activities fully or on a timely basis could expose us to additional liabilities and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include anti-money laundering training for our employees and reporting suspicious transactions and activity to appropriate law enforcement following full investigation by our anti-money laundering compliance personnel. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. Anti-money laundering sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require ongoing changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

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

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) operations as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

Operational risks, including risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by any unauthorized override of the controls. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

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

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to any security breaches. Further, as cyber-attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cybersecurity risk, e.g., by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be affected by cyber-attacks against critical infrastructures in Mexico. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cybersecurity issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

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

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Changes in financial accounting standards could impact reported earnings and may have a material adverse effect on us.

The accounting standard-setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements which could have a material adverse effect on us.

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

We have entered into a number of administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2015, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.3,835 million, or 16.54% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

From December 31, 2013 to December 31, 2014, our total loans and advances to customers (excluding reverse repurchase agreements) grew by 18.6% to Ps.472,453 million (U.S.$ 27,391 million), while our consumer loans to individuals grew by 9.7%. From December 31, 2014 to December 31, 2015, total loans and advances to customers (excluding reverse repurchase agreements) grew by 17.3% to Ps.554,026 million (U.S.$32,120 million), while our consumer loans to individuals grew by 20.8% to Ps.92,541 million (U.S.$5,365 million). In addition, on November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat. The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and the fair value of the acquired loan portfolio was Ps.3,002 million.

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

In April and June 2014, two of the three principal Mexican companies in the home builder sector were declared bankrupt under the Commercial Bankruptcy Law. The companies emerged from bankruptcy in June and November 2015, respectively.

In early December 2014, the third such company in the home builder sector filed a request for a pre-arranged bankruptcy with the relevant court. In January 2015, the company was declared bankrupt under the Commercial Bankruptcy Law. Its bankruptcy was still ongoing as of December 31, 2015.

As of December 31, 2015, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.4,232 million, which represents 0.76% of our total loans and advances to customers (excluding reverse repurchase agreements) and 0.36% of our total assets, of which the full amount was composed of non-performing loans. As of December 31, 2015, we have made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio, and we consider that this allowance for impairment losses is adequate to cover all known or knowable losses that could arise from this loan portfolio.

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

On July 27, 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries, with the purpose of setting forth a clear and transparent conceptual framework to govern their relationship. The model reinforces Banco Santander Parent’s corporate governance and provides greater faculties and powers to the boards of directors of the subsidiaries. Our Board of Directors approved the new corporate governance model in January 2016, in compliance with local regulations.

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

We prepare our financial statements in accordance with IFRS, and these financial statements are not directly comparable to the financial statements that we have historically prepared and that we will continue to prepare in accordance with Mexican Banking GAAP. In addition, some of the financial data presented in this annual report are not easily comparable from period to period.

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2015, we have set aside Ps.1,092 million (U.S.$63 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e to our audited financial statements. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Mexico. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2009, the Mexican gross domestic product, or GDP, decreased by approximately 4.7% and inflation reached 3.6%. In 2010, GDP was 5.1% and inflation was 4.4%. In 2011, GDP was 4.0% and inflation was 3.8%. In 2012, GDP increased 4.0% and inflation reached 3.6%. In 2013, GDP increased 1.3% and inflation reached 4.0%. In 2014, GDP increased 2.2% and inflation reached 4.1%. In 2015, GDP increased 2.5% and inflation reached 2.1%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 4.2%, 4.3%, 3.8%, 3.0% and 2.98% for 2011, 2012, 2013, 2014 and 2015, respectively. Relative to the U.S. dollar, the peso appreciated by 5.5% in 2010, depreciated by 12.9% in 2011, appreciated by 7.9% in 2012, depreciated by 1.7% in 2013, depreciated by 12.7% in 2014 and depreciated by 16.7% in 2015, closing at Ps.17.21 per dollar, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation or deflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso or by changes in oil prices. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower-margin services and products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

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

Presidential and federal congressional elections in Mexico were held in July 2012.  The candidate from the Partido Revolucionario Institucional, Enrique Peña Nieto, took office in December 2012.  As part of its electoral platform, the current administration along with the Mexican Congress approved significant reforms such as labor, energy, fiscal, education, telecommunications, transparency and financial reforms, which are in different stages of implementation. In 2015, federal elections for the House of Deputies and nine governorships took place, with the PRI winning 207 seats, while the PAN and PRD won 109 and 60 seats, respectively. In 2016, 12 states will hold elections for governor. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

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

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and operating results. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis. According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while Mexico’s Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) fell by 36% in the same period. In 2011, 2012, 2013 and 2014, the Dow Jones Industrial Average increased by 6%, 7%, 27% and 8%, respectively, but fell 2.2% in 2015, while Mexico’s Stock Exchange Prices and Quotations Index decreased by 3.8% in 2011, increased by 17.9% in 2012, decreased by 2.2% in 2013, increased by 1.0% in 2014 and decreased by 0.4% in 2015.

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse changes in the U.S. economy, such as the termination of the North American Free Trade Agreement (“NAFTA”) or other related events or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican Economy. In particular, the possibility of normalization of monetary policy in the U.S. has caused an increase in the volatility of the peso/dollar exchange rate. In addition, the relative strength of the dollar against other currencies, including the Mexican peso, could impact manufacturing’s contribution to growth, thus affecting economic activity in Mexico. Thus we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and 2012, the developments in the global economy, and particularly in Europe, increased the risk premiums in global credit markets, which in turn generated volatility in the Mexican financial markets. Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy was not materially affected by it. In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy in the short and medium-term resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging markets, including Mexico. In 2014 and 2015, the U.S. economy showed signs of improvement with an annual GDP growth rates of 2.4% and 2.4%, respectively, which caused the Federal Reserve System to begin normalizing its monetary policy by ending its quantitative monetary stimulus, and increasing the U.S. Federal Reserve’s reference rate by 25 basis points in December 2015. Such monetary policy normalization, together with a sharp decline in oil prices, resulted in increased volatility in the financial markets and increased uncertainty regarding the recovery of certain economic zones in Europe, China and most emerging markets. We cannot assure you that events in Europe, the United States or elsewhere will not materially and adversely affect us in the future.

As a wholly owned subsidiary of our controlling shareholder, Banco Santander Parent, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences, could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

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

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements for U.S. issuers; therefore, we currently use these exemptions available to foreign private issuers and intend to continue using them. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, under our bylaws and in accordance with the Mexican Financial Groups Law and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 34 of the Mexican Financial Groups Law and our bylaws rather than NYSE standards. The independence standards in Article 34 of the Mexican Financial Groups Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. In addition, like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards. However, as a foreign private issuer, we are exempt from additional requirements relating to independence and the audit committee charter. As a result, the oversight of our Audit Committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

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

The effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, as these changes to the regulatory capital framework and other changes are implemented, or as future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses. Statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and application of those laws and regulations by regulators is also subject to change. Other regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase our operating costs and negatively impact our business model. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

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

Given that some of the banking laws and regulations have been recently adopted, such as regulations implementing Basel III in Mexico, the manner in which these laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be adopted, enforced, applied or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Our bank subsidiary is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with back-up capital of 2.5% which gives a total of 10.5% minimum requirement. Any failure by us to maintain this minimum will result in administrative actions or sanctions which may affect our ability to fulfill our obligations, including losing our banking license.

In response to the financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive capital and liquidity framework, known as Basel III. The Basel III framework includes heightened capital standards reflecting increases in both the quality and quantity of the regulatory capital base and enhancements to the risk coverage of the capital framework. The Basel III minimum risk-based capital ratio standards require a minimum ratio of 8% over total risk-weighted assets from which a minimum of 4.5% concerns Ordinary Level 1 Capital risk-weighted assets and a minimum of 6% over risk-weighted assets Total Capital Level 1 (Ordinary Level 1 Capital plus Additional Level 1). In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers, that must be maintained above the minimum capital requirements in order to avoid corrective measures from CNBV. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer, a variable surcharge of up to 2.5% for certain global systemically important banks and a countercyclical buffer of up to 2.5% (during excessive credit growth periods) and a systemic entities buffer up to 3.5%, to be deployed at the discretion of national regulators. Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements. The Basel III capital standards are intended to be implemented at the national level subject to transitional arrangements, with the principal requirements being phased in from January 2013 to January 2019 and the remaining requirements fully effective in 2022. Since being first finalized in 2010, the Basel III capital standards have continued to evolve, with the Basel Committee issuing new standards on, among other things, the measurement of risk-weighted assets for counterparty credit risk, exposures to central counterparties and market risk.

The CNBV issued amendments to the capital requirements, which became effective on January 1, 2013 and implemented the Basel III capital standards in all material respects.

The newly implemented capital requirements or their implementation could have a material adverse effect on our operating results, financial condition and prospects.

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR standard, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard is January 1, 2018. A proposed disclosure standard related to the NSFR was published in December 2014.

As part of its liquidity management model, in recent years Banco Santander Mexico has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation has been delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Gazette the General Liquidity Requirements for Banking Institutions in Mexico as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014. The effective date of the aforementioned requirements was January 1, 2015.

In 2012, the Basel Committee established a Regulatory Consistency Assessment Program through which it monitors, assesses and evaluates national regulators’ implementation of regulations and the Basel Committee’s standards. The Basel Committee issues reports on individual countries, presenting findings on each country’s adoption of the risk-based capital standards. In response to these findings, some national authorities have developed modifications to their regulations to more closely align their regulations with the Basel Committee’s standards.

In consideration of the Basel Committee’s assessment of Mexico’s implementation of the Basel III framework, the CNBV modified the risk-based capital rules in six specific areas.

During 2015, the CNBV and the Mexican Central Bank modified general regulatory dispositions related to operational risk, counterparty risk, market risk, and credit risk, including the following modifications:

•	Operational risk: maximum and minimum capital requirement limits obtained with the basic index method were eliminated, along with operational risk mitigations such as reserves and insurances. Additionally, an advanced method was incorporated through which institutions are able to estimate their losses based on events faced at different points in time.

•	Counterparty risk: a risk exposure was incorporated to account for the future potential increase of derivate positions and departure from their actual value. The focus on capital requirements was modified and directed to the counterparty, considering the benefits of compensation contracts that allow the counterparty assumption of the exposition risk in favor of the banks. Additionally, capital requirements were increased for standard derivate operations or operations liquidated through clearinghouses from 0% to 2% (minimum), and, furthermore, additional capital requirements for institutions with direct exposure to clearinghouses were established.

•	Market risk: a new capital requirement was established for short trading positions, along with a capital requirement for optional positions which consider changes on subjacent value (gamma) and market volatility (vega). A capital requirement was also set for merchandise, and gold was included in the currencies capital requirements. On the other hand, capital requirements for liquidation on stock positions were eliminated, and specific market capital requirements were adjusted to 8% considering the correlation of the portfolio with the market.

•	Credit risk: criteria to determine the credit risk applicable to different levels of exposure to financial entities, corporations and stocks were modified. For IRB models, the following requirements were modified: a loss severity of 10% for mortgages, changes in the default definition for restructured credits, and additional requirements to the interim models certification test.

•	There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

Allowance for impairment losses requirements in Mexico differ from those under IFRS.

Except for loans to the Mexican government and the Mexican Central Bank, IPAB and certain international organizations, we are generally required to classify under Mexican banking GAAP each loan or type of loan according to an assessment of risk based on criteria set forth by Mexican banking regulations and to establish corresponding allowance for impairment losses. For revolving consumer credit card loans, mortgage loans, other non-revolving consumer loans, credits granted to states and municipalities and commercial loans, we consider the type of credit, the estimated probability of default of the borrowers, the loss given default or severity of the loss associated with the value and nature of the credit’s collateral and the potential for default. For the purposes of the audited financial statements included in this annual report on Form 20-F, we have estimated our allowance for impairment losses using an incurred loss model in accordance with IFRS. However, for capital and other regulatory purposes, including safety and soundness regulation, our allowance for impairment losses is determined based on an expected loss model in accordance with Mexican banking regulations and Mexican Banking GAAP. The Mexican banking regulations criteria to establish an allowance for impairment losses include both qualitative and quantitative factors. Mexican banking regulations and Mexican Banking GAAP relating to loan classification and determination of the allowance for impairment losses are generally different from and may be less stringent than those applicable to banks under IFRS. IFRS impairment models are under continuous refinements, and we may be required to reassess our allowance for impairment losses to comply with the change in such criteria.

In addition, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV effective as of January 1, 2012 to use our internal models to determine our allowance for impairment losses under Mexican banking GAAP as an alternative to the standard generic models developed by the CNBV. Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords, and is based on the evaluation of four main factors: country risk, financial risk, and industry risk and payment performance. This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade that is associated with a provision factor. We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV. While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of our internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

In June 2013, the CNBV modified the methodology applicable to the classification of our commercial loans portfolio under Mexican banking GAAP, in order to change the model of creating allowance for impairment losses based on the incurred loss model to an expected loss model wherein losses of the following twelve months are estimated with the credit information that is best suited to estimate expected losses such as past payment performance information that can be obtained through the Mexican credit bureaus, financial statement variables and qualitative information. This change increased the allowance for impairment losses requirements for our commercial loans portfolio, which resulted in a substantial increase to our allowance for impairment losses in the amount of Ps.3,445 million, as calculated in accordance with Mexican Banking GAAP on that date. Additionally, during the second quarter of 2014, we changed the methodology applicable to the classification of our financial entities loans portfolio, which resulted in an increase to our allowance for impairment losses of Ps.83 million, calculated in accordance with Mexican Banking GAAP on that date. However, because the methodology is calculated under Mexican Banking GAAP, there was no impact on our financial statements prepared under IFRS.

On March 26, 2014, the CNBV issued a resolution changing the methodology for calculation of the allowance for impairment losses under Mexican banking GAAP with respect to credits granted to entities under judicial restructuring in order to adapt such methodology to changes made to the Mexican Commercial Bankruptcy Law on January 10, 2014. The resolution was mainly related to the calculation of the guarantees granted under article 75 of the Bankruptcy Law to determine the magnitude of a loss, applying different adjustment factors or deductions with respect to each type of guarantee accepted. The changes implemented by the resolution did not have a material impact on our financial statements under Mexican Banking GAAP for the year ended December 31, 2014.

On August 27, 2015, the CNBV issued a resolution establishing the period for which credit institutions may continue to use the methodology for calculation of the allowance for impairment losses under Mexican banking GAAP with respect to credits granted to entities subject to judicial restructuring. The resolution sets forth that once an agreement between the entity under restructuring and its creditors is reached or once bankruptcy is declared, the methodology shall no longer be applied. Nevertheless, it also sets forth that a request may be presented to the CNBV to continue to employ the same methodology for calculation of the allowance for impairment losses in those cases, for a period that shall not exceed six months after the agreement between the company and creditors. The changes put in place by the resolution had no material impact on our Mexican Banking GAAP financial statements for the year ended December 31, 2015.

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

Mexico has experienced high rates of inflation in the past and has therefore implemented monetary policies that have resulted in high nominal interest rates. The Mexican government’s measures to fight inflation, principally through the Mexican Central Bank, have had and may in the future have significant effects on the Mexican economy and our business. Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Mexico’s growth and the availability of credit, reduce our loan volumes and increase our impairment losses. Conversely, more lenient government and Mexican Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

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

The Mexican government regularly enacts reforms to tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Exposure to Mexican federal government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2015, approximately 24.1% of our total assets and 86.3% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise the same shareholder rights as a direct holder or ordinary shares;

•	distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Mexican pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Mexican pesos received into U.S. dollars, or while it holds the Mexican pesos, you may lose some or all of the U.S. dollar value of the distribution;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take other actions inconsistent with the best interests of ADS holders.

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

Prior to our initial public offering of ADSs, there was no public market for our ADSs and substantially no liquidity of our Series B shares. Our ADSs are listed and traded on the NYSE under the symbol “BSMX.” Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol “SANMEX.” At December 31, 2015, we had 6,786,394,913 shares of common stock outstanding, including 3,322,085,768 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Although our Series B shares are traded on the Mexican Stock Exchange, there can be no assurance that a liquid trading market for our Series B shares will continue to exist. Approximately 51.13% of our outstanding Series B shares are held by the public (i.e., shareholders other than Banco Santander Parent and its affiliates), including our Series B shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Mexican market Series B shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2015, total market capitalization amounted to U.S.$417.6 billion and the financial services sector in terms of market capitalization represented approximately 11.7% of the aggregate market capitalization of the Mexican Stock Exchange. Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

We are the fourth-largest financial services holding company in Mexico based on net income, total assets and deposits, and the third-largest financial services holding company in Mexico based on total loans as of December 31, 2015, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was fully divested in December 2013.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico. Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx. None of the information contained on our website is incorporated by reference into, or forms part of, this annual report on Form 20-F.

Our agent for service of process is Banco Santander, S.A., New York Branch, Attn.: James H. Bathon, Chief Legal Officer, 45 E. 53rd Street New York, New York 10022.

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

In 2010, Santusa Holding, S.L., a subsidiary of Banco Santander Parent, acquired Bank of America Corporation’s interest in our company, resulting in the Santander Group’s ownership of 99.9% of our shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In order to make our company more identifiable to investors and to differentiate our company from our affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V. The SHCP authorized this name change.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Parent and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$431 million). The sale and joint venture were completed on November 4, 2011. The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Parent. We do not hold shares in the joint venture. In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance. As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering. The selling shareholders, Banco Santander Parent and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

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

During 2014, we reached an agreement with Banco Santander Parent for the purchase of the custodial business to FINESP Holdings II B.V., an affiliate of Warburg Pincus (“Warburg Pincus”) and Temasek Holdings Private Limited (“Temasek”).

On June 19, 2014, Banco Santander Parent announced having reached a definitive agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses of Santander in Spain, Mexico and Brazil through a new entity. The closing was scheduled for the fourth quarter of 2014.

Moreover, on June 19, 2014, Banco Santander Parent made us an offer to purchase the custodial business and we accepted. The agreed sale price was Ps.2,030 million. This offer requires that we transfer the custodial business, but the obligation is subject to the following conditions: (i) the offer is valid until June 19, 2014; (ii) the offer is subject to the same conditions established in the global agreement signed by Banco Santander Parent; (iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; (iv) the offer is dependent on the overall transaction, which, if terminated, will also lead to the termination in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

The joint venture was approved by our board of directors and that of Banco Santander Parent, at their respective meetings on July 22, 2014.

On July 24, 2015, we received a notification from Banco Santander Parent announcing that the aforementioned transaction was automatically terminated, since the global operation established in the global agreement signed by Banco Santander Parent on June 2014 was not concluded within the twelve-month acceptance period. As a result, the closing of the transaction did not occur. However, Banco Santander Parent made us another offer to purchase the custodial business, which we accepted, at an agreed price of Ps.1,191 million. The offer requires us to transfer the custodial business and is subject to the following conditions: (i) the offer is valid until June 30, 2016; (ii) the offer is subject to the same conditions established in the global agreement signed by Banco Santander Parent; (iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; (iv) the offer is dependent on the overall transaction, which, if terminated, will also lead to the termination in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

Our aforementioned obligation to transfer the custodial business to a special purpose entity as a condition for completing the sale to Banco Santander Parent is subject to various conditions that to date have not been met, such as authorization by the Mexican financial authorities of the special purpose entity that will provide custodial services, among others.

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

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The purchase price for the acquisition was Ps.2,042 million (U.S.$118 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,218 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,386 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,271 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,246 million). The transaction closed on April 29, 2011. The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

In November 2013, Banco Santander Mexico completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. Prior to the acquisition, ING Hipotecaria provided mortgage-related products and services to more than 28,000 clients and operated 20 branches throughout Mexico. The net assets acquired amounted to Ps.395 million which includes a loan portfolio with an unpaid principal balance of Ps.11,237 million, and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$31.4 million) for ING Hipotecaria’s equity. This acquisition solidified Banco Santander Mexico’s position as the second-largest banking mortgage provider in Mexico with an estimated market share that increased from 17.7% as of December 31, 2013 to 18.9% as of December 31, 2014 to 19.3% as of December 31, 2015. Since the acquisition, Banco Santander Mexico has closed 19 of the 20 branches in an effort to consolidate the distribution network and increase operational efficiency.

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

On June 19, 2014, Banco Santander Parent announced having reached a definitive agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses of Santander in Spain, Mexico and Brazil through a new entity. The closing was scheduled for the fourth quarter of 2014.

During 2014, we reached an agreement with Banco Santander Parent for the purchase of the custodial business to FINESP Holdings II B.V., affiliate of Warburg Pincus and Temasek.

On June 19, 2014, Banco Santander Parent announced having reached a definitive agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses of Santander in Spain, Mexico and Brazil through a new entity. The closing was scheduled for the fourth quarter of 2014.

Moreover, on June 19, 2014, Banco Santander Parent made us an offer to purchase the custodial business. We accepted the offer. The agreed sale price was 2,030 million pesos. This offer requires us to transfer the custodial business, but the obligation is subject to the following conditions: ( i) the offer is valid until June 19, 2014; (ii) the offer is subject to the same conditions established in the global agreement signed by Banco Santander (Spain); (iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; (iv) the offer is dependent on the overall transaction, which, if terminated, will also lead to the termination in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

The joint venture was approved by our board of directors and that of Banco Santander Parent, at their respective meetings held on July 22, 2014.

On July 24, 2015, we received a notification from Banco Santander Parent announcing that the aforementioned transaction was automatically terminated, since the global operation established in the global agreement signed by Banco Santander Parent on June 2014 was not concluded within the twelve-month acceptation period. As a result, the closing of the purchase was not concluded. However, Banco Santander Parent made us another offer to purchase the custodial business, which we accepted, at an agreed sale price of Ps.1,191 million. The offer requires us to transfer the custodial business and is subject to the following conditions: (i) the offer is valid until June 30, 2016; (ii) the offer is subject to the same conditions established in the global agreement signed by Banco Santander Parent; (iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; (iv) the offer is dependent on the overall transaction, which, if terminated, will also lead to the termination in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

Our aforementioned obligation to transfer the custodial business to a special purpose entity as a condition for completing the sale to Banco Santander Parent is subject to various conditions that to date have not been met, such as authorization by the Mexican financial authorities of the special purpose entity that will provide custodial services, among others.

On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat. The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and a fair value of Ps.3,002 million.

Capital Expenditures and Divestitures

In 2013, our capital expenditures were Ps.2,239 million (U.S.$129.8 million), 52.7% (Ps.1,180 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,059 million). In 2014, our capital expenditures were Ps.2,479 (U.S.$143.7), 58.1% (Ps.1,439) of which was for information technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,040). In 2015, our capital expenditures were Ps.2,911 million (U.S.$168.8 million), 71.4% (Ps.2,078 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.833 million).

Our principal capital expenditure since January 1, 2013 has been the acquisition of ING Hipotecaria in 2013. The purchase price for the acquisition of ING Hipotecaria was Ps.541.1 million (U.S.$31.4 million). The transaction closed on November 29, 2013.

Our principal divestiture since January 1, 2013 has been the sale of our asset management subsidiary Gestión Santander in 2013.

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

On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat as described above. The acquisition was made in two tranches, closing on April 4 and April 19, 2015. The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals.

For 2016, we have a capital expenditures budget of Ps.2,946 million, 77.4% (Ps.2,279 million) of which will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.667 million). Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2016 capital expenditures. At the end of 2015, we finished our intended plan to add 200 new branches to our distribution network. The expansion cost approximately Ps.1.03 billion and it was funded using our working capital. At the end of 2015 we had opened 200 new branches; 15 branches during the fourth quarter of 2012, 75 branches during 2013, 95 branches during 2014 and 15 branches in 2015. We opened an additional 15 branches and invested Ps.46 million during 2015.

Public Takeover Offers

No matters to report.

B.	Business Overview

Overview

We are the fourth-largest financial services holding company in Mexico based on net income, total assets and deposits, and the third-largest financial services holding company in Mexico based on total loans as of December 31, 2015, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was completely divested in December 2013. As of December 31, 2015, we had total assets of Ps.1,176,358 million (U.S.$68,200 million) and total equity of Ps.109,661 million (U.S.$6,358 million), and for the year ended December 31, 2015, we had net income of Ps.14,004 million (U.S.$812 million), which represented a return-on-average equity, or ROAE, of 13.22% for that period. Our most significant subsidiary is Banco Santander Mexico, which as of December 31, 2015 accounted for 99.88% of our total assets and 98.23% of our shareholders’ equity, and for the year ended December 31, 2015 accounted for 100.40% of our net income. As of December 31, 2015, Banco Santander Mexico had total loans, net of allowance for impairment losses, of Ps.535,600 million (U.S.$ 31,052 million), total deposits of Ps.736,181 million (U.S.$42,680 million) and 1,354 offices located throughout Mexico. We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and medium and large companies in Mexico, while also providing integrated financial services to low-income individuals. We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, information technology systems and our internal practices, as well as enhancing our distribution channels in order to maximize service in our key client segments.

The following chart sets forth the Retail Banking and Global Corporate Banking operating segments of the Bank and their main focus.

Retail Banking	Global Corporate Banking

Focusing on the following categories of clients:

•      Individuals, with a net wealth of less than Ps.5 million, categorized as classic, preferred, premier or select

•      Private banking, for individuals with net wealth in excess of Ps.8 million

•      SMEs, with annual gross revenues of less than Ps.200 million

•      Middle-market corporations, with annual gross revenues of more than Ps.200 million that are not clients of Global Corporate Banking

•      Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities

Offering our largest clients (mainly Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:

•      Global transaction banking (GTB), which includes cash management, security services, trade finance and funding alternatives for institutions with international operations

•      Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring

•      Corporate finance, which includes mergers and acquisitions as well as equity capital markets services

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

•      Global Corporate Banking products and solutions for retail customers, which offers retail segment clients tailor-made corporate banking products and solutions in order to meet specific needs

In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above. These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Corporate Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment. Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2013		2014		2015		2013		2014		2015
	(Millions of pesos)
Retail Banking	Ps.	29,767	Ps.	33,316	Ps.	37,515	Ps.	8,702	Ps.	12,270	Ps.	12,838
Global Corporate Banking		3,471		3,971		4,081		3,716		4,226		3,578
Corporate Activities		2,609		324		1,430		2,595		334		1,882
Total	Ps.	35,847	Ps.	37,611	Ps.	43,026	Ps.	15,013	Ps.	16,830	Ps.	18,298

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2013		2014		2015
	(Millions of pesos, except percentages, branch and customer data)
Offices(1)		1,234		1,322		1,354
Customers		10,728,823		11,725,423		12,503,177
Total assets	Ps.	857,818	Ps.	949,983	Ps.	1,176,035
Loans	Ps.	384,752	Ps.	457,255	Ps.	535,277
Deposits(2)	Ps.	390,813	Ps.	447,627	Ps.	739,846
Total equity	Ps.	92,518	Ps.	102,287	Ps.	109,660
Non-performing loans as a percentage of total loans(3)		3.81%		3.90%		3.56%
Efficiency(4)		39.76%		41.70%		40.58%
ROAE(5)		14.16%		13.54%		13.22%

__________

(1)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas — including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select and, box offices and corner Select) and Santander Select units (módulos).

(2)	Includes Demand and Time deposits.

(3)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(5)	Calculated based upon the average daily balance of equity.

Banco Santander, S.A., or Banco Santander Parent, is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock. We believe that our relationship with Banco Santander Parent and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico. As of December 31, 2015, the Santander Group had total assets of U.S.$1,340.3 billion (U.S.$1,459.8 billion), equity of U.S.$98,753.0 million (U.S.$107,561.9 million) and a market capitalization of U.S.$65,792.0 million (U.S.$71,660.7 million). It also generated an attributable profit of U.S.$5,966.0 million (U.S.$6,498.2 million) in the year ended December 31, 2015. We represented approximately 7% of the Santander Group’s attributable profit in the year ended December 31, 2015, making us the sixth largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2015, according to the annual report of the Santander Group for 2015.

The Santander Group had 13,030 branches, 193,863 employees and an attributable profit of U.S.$5,966.0 million (U.S.$6,498.2 million) for the year ended December 31, 2015, according to the annual report of the Santander Group for 2015.

Our Competitive Strengths

Leading market position in select categories

We rank fourth in terms of net income, total assets and deposits, and third in terms of total loans among financial groups in Mexico as of December 31, 2015, according to information published by the CNBV, with market shares of 12.8%, 14.8%, 15.0% and 15.2%, respectively, as of December 31, 2014, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Banco Santander Mexico, our commercial bank subsidiary, ranks second in terms of net income and total assets among private-sector banks in Mexico, with market shares of 14.4% and 15.1%, respectively, as of December 31, 2015, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

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

	Mexican Banking GAAP
	As of December 31, 2015
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	3	14.3%	15.2%
Deposits	3	4	14.0%	15.0%
Total assets	2	4	15.1%	14.8%
Asset quality(4)	6	6	—	—
Total equity	3	4	13.8%	12.7%
Net income	2	4	14.4%	12.8%
Efficiency(5)	2	3	—	—
ROAE(6)	4	4	—	—

 __________

Source: CNBV.

(1)	Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)	Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share data based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record

We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels for Banco Santander Mexico of 20.0%, 14.3% and 13.2% in 2013, 2014 and 2015, respectively, as determined in accordance with Mexican Banking GAAP, making us the fourth most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2015, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. From December 31, 2011 to December 31, 2015, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 130 basis points, from 14.4% to 15.7%, as determined in accordance with Mexican Banking GAAP, according to CNBV data. We are the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2015, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, Internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner. We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios. As of December 31, 2015, we had approximately 1.57 million customers with pre-authorized credit offers. We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2015, we were the third most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others. We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

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

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.540.0 billion, or 50.6%, of our total liabilities as of December 31, 2015. As of December 31, 2015, customer deposits represented 73.0% of our total deposits. Since Banco Santander Mexico is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements. We believe Banco Santander Mexico has attractive capitalization levels based on its Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2015, our total capitalization ratio was 15.6%, comprised of Tier 1 capital ratio of 12.1% and Tier 2 capital ratio of 3.5%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly experienced management team. Our senior management has an average of 23 years of experience in the financial industry and 14 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 7.5% since 2008, as determined in accordance with Mexican Banking GAAP, compared to 6.75% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

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

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending, SMEs lending and middle-market corporations). At the same time we intend to continue developing our profitable and client-centered global corporate banking. To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products, as well as capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America. Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic channels, as well as the cross-selling of products and services to increase the number of products used by each of our clients. We intend to achieve this objective through ongoing technological innovation, development of lasting relationships with our customers and by cross-selling credit products, such as mortgage loans, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our clients. We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products aimed at satisfying the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in four main categories: “select,” “premier,” “preferred” and “classic” customers. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Another important part of our strategy is the use of multiple channels, including third-party branches, ATMs, our contact centers, Internet banking and mobile banking, among others. We believe that these alternative channels are an important way to reach a broader spectrum of customers and promote transactions, allowing us to more efficiently connect with and expand our customer base. We also believe that our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment. By combining our highly productive branch network with our alternative channels, such as ATMs, our contact centers, Internet banking and mobile banking, we believe that we are able to consistently satisfy our customers’ expectations and that we will be able to achieve top-quality service levels.

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

Finally, our contact centers enhance our ability to provide segmented customer service. At the end of 2015, we finished our intended plan to add 200 new branches to our branch network, including the 15 branches we opened in the fourth quarter of 2012, the 75 branches we opened during 2013, the 95 branches we opened during 2014 and the 15 new branches we opened in 2015. The expansion cost approximately Ps.1.03 billion (including Ps.46 million in connection with the 15 new branches opened during 2015) and it was funded using our working capital.

We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on profitable products such as insurance, mortgages, credit cards, personal loans, SMEs and middle-market corporations loans where we believe there is an opportunity to increase our market share. For our non-retail clients, we will continue to offer through our Global Corporate Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others. We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses. In addition, we have established a division that is focused on enhancing the quality of our products and processes.

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

We plan to make efficient use of technology through alternative channels, such as mobile banking, Internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy. As of December 31, 2015, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

Operations Through Subsidiaries

We have organized our business operations through our principal subsidiaries:

•	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, our operational bank subsidiary;

•	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, our operational broker-dealer subsidiary;

•	SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly, Gestión Santander, S.A. de C.V., Grupo Financiero Santander México), our asset management subsidiary prior to December 2013; and

•	Zurich Santander Seguros México, S.A. (formerly known as Seguros Santander, S.A., Grupo Financiero Santander), our insurance company subsidiary prior to November 2011.

In addition, as of December 31, 2015, the Bank has three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario and Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda.

The following table shows total assets, net income and total equity of each of the abovementioned subsidiaries (other than Seguros Santander and Gestión Santander, which we sold in 2011 and 2013, respectively) as of and for the year ended December 31, 2015.

	IFRS
	As of and for the year ended December 31, 2015
	Total assets		Net income		Total equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	1,174,565	Ps.	14,060	Ps.	107,716
Santander Consumo		66,405		3,237		15,395
Santander Hipotecario		30,828		237		5,534
Santander Vivienda		9,284		(106)		1,475
Casa de Bolsa Santander		976		8		1,009

__________

(1)	Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of December 31, 2015 accounted for approximately 99.88% of our total assets, 98.23% of our total equity and 100.40% (excluding certain eliminations) of our net income. Banco Santander Mexico’s principal sources of funding are customer deposits. Customer deposits typically represent a large portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network. Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits currently cover most of Banco Santander Mexico’s liquidity requirements. Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multi-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law. Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of December 31, 2015, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. For the year ended December 31, 2015, Banco Santander Mexico had net income of Ps.14,060 million (U.S.$815 million), and as of December 31, 2015, Banco Santander Mexico had total assets of Ps.1,174,565 million (U.S.$68,096 million), total loans, net of allowance for impairment losses, of Ps.535,102 million (U.S.$31,023 million), total deposits of Ps. 548,587 million (U.S.$ 31,805 million) and total equity of Ps.107,716 million (U.S.$6,245 million). As of December 31, 2015, Banco Santander Mexico had 1,354 offices located throughout Mexico and 17,016 employees. Its headquarters are located in Mexico City, and it operates in every state in Mexico.

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

SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly, Gestión Santander)

Prior to its sale in December 2013, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly, Gestión Santander) was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

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

As of December 31, 2015, Casa de Bolsa Santander had 4,397 customer contracts and Ps.433.3 billion in assets under management, and accounted for 0.08% of our total assets and 0.92% of our total equity. In 2015, Casa de Bolsa Santander had net income of Ps.8 million (U.S.$1 million), which represented 0.06% of our net income.

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. As of December 31, 2015, our Retail Banking segment accounted for approximately 77.0% of our total loan portfolio based on the aggregate principal amount of loans in this segment, approximately 71.5% of our total demand and time deposits, 87.2% of our net interest income, 85.6% of our fee and commissions income (net) and 70.2% of our operating profit before tax. Our Retail Banking operations served 12,108,173 customers as of December 31, 2015, an increase of 763,849 customers since December 31, 2014.

In 2015, our branch network and alternative channels originated more than 717,269 credit cards, 485,459 consumer loans and 18,507 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.70,000 (U.S.$4,058) and “premier,” if they have a monthly income between Ps.50,000 (U.S.$2,899) and Ps.70,000 (U.S.$4,058); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$435) and Ps.50,000 (U.S.$2,889); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$435). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World) services to our select customers. As of December 31, 2015, individuals accounted for 38.9% of our total loans outstanding and 27.7% of our deposits. As of December 31, 2015, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 59.0% of our fee income and 35.7% of our operating profit before tax in the year ended December 31, 2015.

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

We follow different service models for each customer class:

•	Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers we offer different investment products (both short- and long-term), asset protection, personal credit, mortgages and credit cards. The select model offers the opportunity be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2015, our Select customers class included 304,538 customers, 166,354 of whom were attended to by 548 Select managers that specialize in investment services. About half of our select customers were attended to in 131 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.

•	Premier customers: We have a commercial model that tracks our premier customers’ financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2015, our premier customer class included 339,611 customers that were served by approximately 741 representatives throughout our 1,354 branches across Mexico.

•	Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2015, we had 4,121,784 preferred customers.

•	Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2015, we had 7,342,240 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 68.9% of our fee income and 50.9% of our operating profit before tax in 2015.

Private Banking

The goal for our Private Banking division is to grow as a market leader in the private banking business in the countries where we operate, offering our customers solutions for their financial needs, through a transparent and innovative approach, based on a long-term, respectful and trustful relationship.

Private Banking has 2,000 professionals across more than 100 offices worldwide, and is within the top twenty private banking operations in terms of asset volume. In Mexico we have 21 offices and 110 specialized bankers located throughout the country, which provide financial advice and financial services to more than 13,000 customers with Ps.186,487 million (U.S.$10,812 million) in assets and 15,144 accounts.

In 2015, The Banker Magazine recognized us as the best private bank in Latin America for the second year in a row and Global Finance Magazine chose us as the best private bank in Mexico.

We provide customized financial and investment services by offering innovative products developed via a rigorous risk management process adapted to each client’s specific needs and investment profile. These customers are assigned to a specialized banker who monitors their investment portfolio and remains in frequent contact with the client.

We offer different services to each customer, depending on the degree of involvement that such customer wishes to have with the bank, including Custody/Execution Services, Advisory Services and Centralized Management.

In order to provide a differentiated business model, we have two divisions:

•	Private banking customers, with net wealth in excess of Ps.8 million (U.S.$463,803); and

•	Private wealth customers, with net wealth in excess of Ps.300 million (U.S.$17.4 million). We offer our private wealth customers the same products and services that we offer to our private banking customers, in addition to estate planning advice and financing and real estate services.

SMEs

As of December 31, 2015, our SME line of business represented 11.5% of our total loans outstanding and 8.0% of our deposits. SMEs accounted for 9.9% of our fee and commission income (net) and 10.3% of our operating profit before tax in the year ended December 31, 2015. We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs, in 2015 we strengthened our service model for “Medium-Sized Enterprises,” where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.8,000,000 (U.S.$463,803). Approximately 52.8% of SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.63,499 million of our total loan portfolio as of December 31, 2015, an increase of 22.5% from December 31, 2014. This increase reflects the positive results obtained from the improvement in client services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 838 dedicated SME specialists as well as 18 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2015.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.200 million (U.S.$11.6 million), are not clients of Global Corporate Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2015, we had 34,882 middle-market corporations customers, and 29 specialized offices, 186 senior executives, 14 agro executives, 15 account directors, 8 subdirectors and 69 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations portfolio represented Ps.129,158 million (U.S.$7,488 million) of our total loan portfolio as of December 31, 2015, an increase of 22.4% from December 31, 2014. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.1% as of December 31, 2014 and 1.3% as of December 31, 2015. As of December 31, 2015, our middle-market corporations customers represented 23.3% of our total loans outstanding and 16.9% of our deposits. Middle-market corporations accounted for 14.0% of our fee and commission income (net) and 19.4% of our operating profit before tax in 2015.

The middle-market business is an important source of deposits and most of its revenues come from credit products. This business line has consistently increased its array of products designed to meet our customers’ needs in terms of cash management and collection solutions. Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to further provide loans and cash management and collections solutions to middle-market corporations.

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these clients as Vinculados Transaccionales (Transactionally Linked). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had more than 2,732 Vinculados Transaccionales customers as of December 31, 2015, an increase of 18.3% from December 31, 2014.

We created a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities. Institutional customers are a potential source for new individual payroll customers. As of December 31, 2015, these customers represented 3.4% of our total loan portfolio and 19.0% of our deposits. Institutions accounted for 2.7% of our fee income and 4.7% of our operating profit before tax in the year ended December 31, 2015. We had 31,971 institutional customers as of December 31, 2015.

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

Global Corporate Banking

General

Global Corporate Banking is the business unit that caters to the needs of corporate and institutional customers which, due to their size, complexity or sophistication, require customized services and value-added corporate products.

The Global Corporate Banking segment serves customers that require sophisticated financial services and products, such as large Mexican companies and local and foreign multinational companies which are served globally by the Santander Group. This segment also includes domestic and international financial groups, as well as large institutional customers.

This segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services and e-banking, structured loans, syndicated loans, acquisition financing and asset and capital structuring, among others, through two branch offices located in Mexico City and Monterrey. The Global Corporate Banking segment uses its range of products, knowledge of the local market and efficient execution in order to customize the financial solutions it offers to our customers.

In 2015, Global Corporate Banking was recognized as the “Best Investment Bank in México” in the International Finance Magazine Awards. This prize confirms Global Corporate Banking’s leadership in financing in Mexico, particularly in energy and infrastructure.

As of December 31, 2015, the Global Corporate Banking segment served 378 customers and accounted for 23.0% of our total loan portfolio, 14.4% of our total demand and time deposits, 14.4% of our fee and commission income (net) and 19.6% of our operating profit before tax.

The main products and services that our Global Corporate Banking segment provides are:

•	Global transaction banking, which includes cash management trade finance and other financing alternatives;

•	Financial Solutions & Advisory (FS&A), which consolidates the Credit Markets and Corporate Finance areas due to the synergy between the advisory and financing activities, providing a more sophisticated service with sectoral and geographical expertise, comprehensive debt and equity advisory and linkage between mandates and deals financing.

•	Credit markets, which includes origination and distribution units for structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions and equity capital markets products.

•	Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and securities services and equity research;

•	Treasury trading activities, which offers our customers tailored derivative products, foreign exchange transactions and other financial products and structures;

•	Proprietary trading, which is responsible for the management of our proprietary investment portfolio; and

•	Global Corporate Banking products and solutions for retail customers, which offers retail segment clients tailor-made corporate banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional clients in the Global Corporate Banking segment by offering products and services such as:

•	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

•	Basic financing. We offer our clients short- and medium-term financing for working capital and other purposes. Banco Santander Mexico participated in financing a U.S.$103 million public project carried out by Comisión Federal de Electricidad (CFE) and Megacable. Additionally, the Bank participated in financing payments for public infrastructure projects (Pidiregas) for Ps.5 billion with a 10-year term.

•	Commercial financing. We offer supply chain financing products, such as confirming, factoring and leasing, among others.

•	Trade finance. We have a dedicated team for originating and structuring foreign trade transactions and related financing operations, including both credit and collateral management. In 2015, Trade Finance Magazine named Banco Santander Mexico the best bank in the “Best Trade Bank in Mexico” category, based on annual client polls. This is the fourth consecutive award and fifth in the last six years. Additionally, in 2015, Global Finance Magazine named Banco Santander Mexico the “Best Trade Finance Bank in Mexico.” Among our representative deals, we provided a supplier credit facility in favor of Dragados Offshore to finance a Pemex drilling platform valued at U.S.$150 million. Additionally, the Bank participated in financing a public infrastructure project valued at U.S.$476.8 million carried out by CFE and OHL Mexico, S.A.B. de C.V. to build a combined-cycle power plant. Santander Mexico’s participation was U.S.$82.5 million.

Credit Markets

The credit markets operations of Global Corporate Banking include project finance, debt capital markets, syndicated loans and acquisition finance, and asset and capital structuring areas:

•	Project Finance. Banco Santander Mexico originates, structures and finances projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. Banco Santander Mexico has participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others. It is currently positioned as the leading commercial bank for the structuring and financing of infrastructure and energy projects in Mexico. According to the Dealogic Data Base, in 2015 Banco Santander Mexico led the Mexican project finance market by number of financed projects as well as by amount financed, which resulted in 15% market share. Some of the representative deals in energy and infrastructure include our role as Joint Lead Arranger on the El Encino-La Laguna Pipeline, a 465 km CFE gas pipeline, in the amount of U.S.$604 million, with a 3.5-year term. Additionally, the Bank acted as Senior Mandated Lead Arranger in a 5-year U.S.$3 billion revolving credit line for financing the new Mexico City International Airport. Grupo Aeroportuario de la Ciudad de México participated as sponsor of the project. Banco Santander México was recognized as “Best Infrastructure Bank in Mexico” for the second year in a row by Latin Finance Magazine.

•	Syndicated Loans and Acquisition Finance. In 2015 we ranked among the top local banks in terms of deal count, closing a total of 10 deals for an aggregate amount of Ps.6,212 million according to information of Loan Connector and internal estimates. The deals included customers such as Pemex, IEnova, Cemex, Consorcio Ara, Elementia and Minera Frisco.

•	Debt Capital Markets. Our Debt Capital Markets team originates, structures and distributes corporate and sovereign debt in both the local and international capital markets for Mexican issuers. We worked on transactions with different corporate, quasi-sovereign and financial institution issuers, which ranked us third in the Mexican debt market. Representative deals include the issuances by Fibra Uno (total of Ps.10 billion), Holcim Capital México (Ps.1.7 billion), Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE) (10.237 billion UDIs, and a second issuance for a total of 5.762 billion UDIs), Televisa (Ps.5 billion), Autopista Arco Norte (Ps.6.5 billon), FIRA (Ps.5 billon), Banco Santander Mexico (Ps.3 billon) and CFE (Ps.2.5 billon).

•	Asset and Capital Structuring. This area is responsible for the development of financing products that optimize capital investments. Our principal asset and capital structuring activities involve equity and mezzanine funding for energy and infrastructure projects. No deals closed during 2015.

Corporate Finance

Our Corporate Finance sub-division of our Global Corporate Banking segment is engaged in the following activities.

Mergers and Acquisitions

We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, fairness opinions and capital raising services. As part of our universal banking model, we are able to offer financing to the parties we advise.

Equity Capital Markets

We are one of the leading banks in the Mexican domestic capital markets. In 2015, we participated in 12 transactions for different clients in the international and Mexican equity capital markets, putting us in fifth place. We led the second Follow-On for Corporación Inmobiliaria Vesta, in a total amount of Ps.3.355 billion. We also participated as international and local bookrunner on the Elementia Initial Public Offering (IPO), in a total amount of U.S.$250 million. Additionally, the Bank acted as Sole Intermediary on the Grupo Modelo Mandatory Tender Offer in which 99.48% of the C series shares was acquired for U.S.$9.15 per share, in a total amount of U.S.$357.7 million.

Equity Custodial and Related Services

Our Global Corporate Banking segment includes our equities business, which offers institutional and corporate clients equity services ranging from global custody and brokerage on domestic and international exchanges to the tailoring of sophisticated equity derivative products, including market research services. The execution of brokerage services is carried out by our affiliate Casa de Bolsa Santander, Grupo Financiero Santander Mexico’s brokerage subsidiary.

We offer brokerage services in equity exchanges, either through our direct participation in domestic markets or through another broker in the international markets. We offer primary market services in collaboration with the corporate finance area, such as securities distribution in initial public offerings.

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products. We are a leader in the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer); in 2015, we led the market, ranking first in IPC Futures, TIIE 28 day Swaps and currency (U.S. dollars) Futures.

We also offer our institutional and corporate clients tailored derivative products, known as equity derivatives, in order to manage and hedge their financial risks and optimize the performance of their portfolios.

Treasury Trading Activities

Our Global Corporate Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals. We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates. We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients. In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions. The global network of Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers. Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies. We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

Global Corporate Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment clients tailor-made corporate banking products and solutions in order to cover these clients’ needs in investment banking and markets.

Our retail markets team designs and provides adapted derivative and cash flow products (mainly rates and foreign exchange) for retail clients, distributing them through our branch network. They also provide tailor-made derivative products for those retail clients with specific and complex requirements.

Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, debt and equity issuances, mergers and acquisitions, and asset and capital structuring, bringing our retail clients products that address specific, one-time needs.

Proprietary Trading

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading subject to certain limited exceptions, and, in that sense, the Bank had in place processes to establish, maintain, enforce, review and  test the compliance program designed to comply the Volcker Rule. Nevertheless, our Global Corporate Banking segment is responsible for the management of the Bank’s proprietary portfolio of investment. In the management of the Bank’s books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital. The decision-making process is based on fundamental aspects of each market, supported by technical views. The strict observance of these principles has allowed this activity to present sustainable results for the organization.

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

Repurchase agreements totaled Ps.191,567 million at December 31, 2015, a 85.13% increase compared to the amount at December 31, 2014. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including our repurchase agreements at the dates indicated.

	At December 31,
	2013		2014		2015
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	145,587	Ps.	169,950	Ps.	215,013
Non-interest-bearing deposits		112,367		124,113		132,725
Subtotal	Ps.	257,954	Ps.	294,063	Ps.	347,738
Time deposits:
Notes with interest payable at maturity	Ps.	115,711	Ps.	118,742	Ps.	109,568
Fixed-term deposits		146		205		874
Foreign currency time deposits		4,046		14,640		10,943
Subtotal	Ps.	119,903	Ps.	133,587	Ps.	121,385
Repurchase agreements	Ps.	57,506	Ps.	69,726	Ps.	46,083
Accrued interest(1)		182		183		155
Other deposits		11,579		17,069		24,652
Total customer deposits	Ps.	447,124	Ps.	514,628	Ps.	540,013
Deposits from the Mexican Central Bank and credit institutions(2)		70,216		82,078		199,833
Total deposits	Ps.	517,340	Ps.	596,706	Ps.	739,846

___________

(1)	Mainly from time deposits.

(2)	Includes Ps.18,519 million, Ps.33,752 million and Ps.145,484 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2013, 2014 and 2015, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				Change, December 31, 2015 vs. December 31, 2014
	2014		2015		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	184,770	Ps.	215,459	Ps.	30,689	16.6%
SMEs		51,835		63,499		11,664	22.5
Middle-market corporations(1)		105,552		129,158		23,606	22.4
Institutions		18,283		18,724		441	2.4
Subtotal		360,440		426,840		66,400	18.4
Global corporate clients		112,013		127,186		15,173	13.5
Total(2)	Ps.	472,453	Ps.	554,026	Ps.	81,573	17.3%

__________

(1)	Included private banking.

(2)	These amounts do not include reverse repurchase agreements.

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

	As of December 31,				Change, December 31, 2015 vs. December 31, 2014
	2014		2015		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	108,184	Ps.	122,918	Ps.	14,734	13.6%
Credit cards		42,104		47,775		5,671	13.5%
SMEs		51,835		63,499		11,664	22.5%
Payroll loans		16,662		23,110		6,448	38.7%
Personal loans		17,298		21,131		3,833	22.2%
Other		522		525		3	0.6%
Total	Ps.	236,605	Ps.	278,958	Ps.	42,353	17.9%

The Santander Hipotecario residential mortgage portfolio amounted to Ps.35,480 and Ps.30,928 million as of December 31, 2014 and December 31, 2015, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2015.

Annual interest rate
(%)
Credit cards	23.60
Personal loans (includes payroll loans, personal loans and others)	25.30
Mortgages	9.80

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

Our clients include employees from the public and private sectors. At December 31, 2015, payroll loans amounted to Ps.23,110 million (U.S.$1,340 million), representing approximately 4.2% of our total lending portfolio. We held approximately 11.7% of the market share in Mexico in payroll loans at December 31, 2015, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months, and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2015, personal loans amounted to Ps.21,131 million (U.S.$1,225 million), representing approximately 3.8% of our total lending portfolio.

Credit Cards

We are the fourth-largest issuer of credit card loans in the Mexican market according to information published by the CNBV, and we had 2.9 million outstanding credit cards across 2.7 million accounts as of December 31, 2015. At this date, we held a 14.6% market share, with a Ps.47,775 million (U.S.$2,770 million) loan portfolio and a delinquency rate of 4.36%, the lowest in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2015, our total credit card loans outstanding represents approximately 8.6% of our total lending portfolio.

We issue 16 different MasterCard, Visa and, beginning this year, American Express credit cards designed for our different business segments. We mainly issue to our existing customers, such as deposit account holders and non-deposit account holders. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments. Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels. Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs. We offer many benefits for customers of our different credit card brands, including: (i) the Fiesta Rewards program, where there is a bonus awarded for the first purchase within the first 100 days of the card’s authorization, points are awarded for each dollar of consumption in any establishment and participating hotels; redemption of points for hotel nights, airline tickets, car rentals, rewards catalog products and gifts can be made; there is a concierge service and access to over 600 VIP lounges at major airports in over 100 countries; (ii) the Delta Platinum program, where we offer a welcome bonus, priority boarding on certain flights, concierge services, SkyMiles program (granting one mile for every dollar spent at any establishment and two miles for every dollar spent on Delta), and concierge and parking benefits in the Mexico City International Airport for up to 15 days paying 50% of the fare; (iii) the Ferrari card provides access to major Formula 1 races, an opportunity to experience a course in sports driving and provides access to the Scuderia Ferrari community; and (iv) the American Express “AMEX” card awards points, special shopping offers in department stores, supermarkets and other shops, extra bonus with triple points, and purchases without interest for the first six months.

As of December 31, 2015, our credit card portfolio has the second best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,
	2011	2012	2013	2014	2015
Total credit card non-performing loans as a percentage of total credit card loans	3.11%	4.04%	3.35%	4.70%	3.86%

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

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

•	Standardization throughout the Santander Group’s markets through standardized management of certain “business levers”: acquisition, activation, billing, receivables, retention, loyalty and products.

•	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally by means of an electronic campaign library.

•	Decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.

•	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.

•	New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

The Santander Group has invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals. The point-of-sale terminals business is a joint venture with Elavon Merchant Services México, or Elavon, which is a subsidiary of U.S. Bancorp, a company that provides end-to-end payment processing services to more than one million merchants in the United States, Europe, Canada and Puerto Rico and other countries. The main contributions of Elavon are its know-how, its portfolio of products and services, its multinational customers with operations in Mexico and its access to the investments that this business requires. Our alliance with Elavon has resulted in what we believe is a more diligent management of our credit card business, focusing on providing new payment solutions and innovative business services for merchants.

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2015, held a 19.3% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2015, we had a total mortgage portfolio of Ps.122,918 million (U.S.$7,126 million), representing approximately 22.2% of our total lending portfolio.

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The purchase price was Ps.2,042 million (U.S.$118 million), which was determined at closing based on the aggregate total equity of the entities that we acquired, plus the net value of the assets that we purchased directly, minus a negotiated discount. In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,218 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. We did not purchase any loans to developers as part of the GE Capital acquisition or otherwise. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,386 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,271 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,246 million).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates two branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$31.4 million) for ING Hipotecaria’s equity. Since the acquisition, Banco Santander Mexico has closed 19 of the original 20 ING Hipotecaria branches in an effort to consolidate the distribution network and increase operational efficiency.

As a result of our acquisitions of the GE Capital residential mortgage business and ING Hipotecaria, during 2014 and 2015, we currently have the second-largest mortgage loans portfolio of the system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. The mortgage portfolio of the GE Capital mortgage business represented approximately 33% and 23% of our mortgage portfolio as of December 31, 2014 and 2015, respectively, as determined in accordance with Mexican Banking GAAP. The mortgage portfolio of Santander Vivienda (formerly known as ING Hipotecaria) represented approximately 8% of our mortgage portfolio as of December 31, 2015, as determined in accordance with Mexican Banking GAAP. We have also engaged in transactions involving the loan portability via mortgage replacement, a process in which the Bank cancels an outstanding client mortgage with another institution and generates a new debt for such client with the Bank. During 2015, Banco Santander Mexico was the market leader in the segment, with a placement of Ps.6,068 million, representing a market share of approximately 53%.

On average, the loan-to-value ratio of our mortgage loans was 66% as of December 31, 2015. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.5 million) or up to 90% (if the property value is less than or equal to Ps.5 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

According to the Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal, or SHF), there was a deficit of approximately 12.8 million homes in Mexico in 2015. This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF. We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The products we sell, which are underwritten by the joint venture with Zurich Financial Services Group, together with sales of products of its predecessor, Seguros Santander, represented approximately 27.8% and 23.1% of the commissions we earned in 2014 and 2015, respectively.

Total outstanding insurance premiums distributed by us increased 9.6%, or Ps.912 million, in 2015 as compared to 2014, and total insurance commissions collected by us increased 7.7% in 2015 as compared to 2014. This result was supported by strengthening of our offering with a client-segmented approach and a significant mass media campaign for Autocompara, focusing on the improvement of sales force productivity and their incentive scheme.

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

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico. Clients may access this program at our branches, on the Internet or by telephone. This program has been advertised through a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector. As of December 31, 2015, automobile insurance products generated commissions of Ps.866 million (U.S.$50 million) based on a portfolio of approximately 1,205,758 outstanding automobile insurance policies.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2015, we had approximately 301,458 SME customers, 34,882 middle-market corporation customers and 31,971 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation clients coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2015, Casa de Bolsa Santander had 4,397 customer contracts and Ps.433.3 billion in assets under management, and accounted for 0.08% of our total assets and 0.92% of our total equity. In 2015, Casa de Bolsa Santander had net income of Ps.8 million (U.S.$1 million), which represented 0.06% of our net income.

Asset Management

Prior to its sale in December 2013, Gestión Santander was our asset management subsidiary with fully integrated investment, product, operational and commercial structures. On December 5, 2013, after receipt of the required regulatory approvals and authorizations, we sold our shares of Gestión Santander, in accordance with the previously disclosed May 2013 agreement with Banco Santander Parent to grow its asset management division. As a result of this transaction, Warburg Pincus and General Atlantic indirectly hold 50% of the equity of Gestión Santander and the remaining 50% is indirectly held by Banco Santander Parent. The transaction was valued at Ps.3,179 million, resulting in a net capital gain of Ps.1,944 million. The transaction was completed in December 2013 and resulted in the full divestiture of Gestión Santander from us. We have entered into exclusive, long-term distribution agreements so that Banco Santander Mexico and Casa de Bolsa Santander can continue to offer mutual funds managed by Gestión Santander following the divestiture.

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

As of December 31, 2015, our distribution channels included:

•	Office network. We have 1,354 offices throughout Mexico.

•	ATMs. We have 5,989 ATMs with coverage throughout Mexico, with more than 32.2 million transactions per month in average.

•	Contact centers. We have 2,555 contact center positions with approximately 4,884 employees. We receive more than 2.9 million in-bound calls per month and generate 5.3 million transactions.

•	Internet banking. We had, on average, more than 46.6 million banking transactions per month in 2015, with more than 759,800 active customers.

•	Mobile banking. Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets. As of December 31, 2015, we had more than 467,200 active customers and 20 million transactions per month on average.

•	Specialized sales force. We have 183 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía). We have 17,849 complementary branches provided by our agents, Telecomm, Oxxo and 7-Eleven. See “—Alternative Distribution Channels—Third-Party Branches.”

•	Third-party mortgage brokers. In the year ended December 31, 2015, approximately 45% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

Office Network

Our office network offers our products and services to our customers. The table below shows the number of offices in our branch network, which includes our branches (sucursales), (traditional, traditional + Select, Centro Select, SMEs, Universities and Salud + Select) and cash tellers (ventanillas), (traditional, business, business + Select, Espacio Select, Box Select, Corner Select, Universities and customs) across Mexico’s regions at the dates indicated. Information is provided with respect to the offices of Banco Santander Mexico only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

	At December 31,			Change, December 31, 2015 vs. December 31, 2014
	2013	2014	2015	#	%
Central	142	153	157	4	2.6%
Metro North	165	186	187	1	0.5
Metro South	157	169	183	14	8.3
Northeast	154	168	165	(3)	(1.8)
Northwest	117	122	123	1	0.8
North	106	110	111	1	0.9
West	125	135	139	4	3.0
South	111	114	117	3	2.6
Southeast	157	165	172	7	4.2
Total	1,234	1,322	1,354	32	2.4%

(Includes 18 SME business centers)

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

ATMs

We operate an extensive network of 5,989 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,			Change, December 31, 2015 vs. December 31, 2014
	2013	2014	2015	#	%
Central	539	565	623	58	10%
Metro North	662	700	741	41	6
Metro South	551	594	628	34	6
Northeast	653	677	688	11	2
Northwest	506	512	569	57	11
North	434	453	505	52	11
West	455	481	502	21	4
South	614	633	679	46	7
Southeast	850	913	1,054	141	15
Total	5,264	5,528	5,989	461	8%

We designed a comprehensive strategy that includes installing additional ATMs to transfer operations currently performed by cashiers to ATMs, reducing the workload of cashiers and thus improving the quality of their services, by increasing the functions of ATMs to encourage self-servicing and replacing machines that were becoming obsolete. We have also devised an expansion plan to amplify the ATMs’ functions, including receiving credit card payments, payment services and deposit accounts.

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

Our contact centers serve three basic functions:

•	Customer service. We receive more than 2.9 million in-bound calls per month from our customers.

•	Sales. Through our contact centers, we grant approximately 35% of the consumer loans and approximately 41% of the credit cards that we issue.

•	Collecting receivables. With more than 2.4 million outbound and in-bound calls, we collect more than Ps.973 million (U.S.$56 million) of receivables per month.

Internet Banking

We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our Internet banking channel:

•	Customer acquisition. This includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote Internet banking as “easy, fast and secure.” We seek to provide great service to our Internet banking customers through an intuitive operating platform that we are developing throughout the site.

•	Customer transactions. We are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of Internet banking and optimize transaction costs.

•	Selling products and services. We offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of December 31, 2015, we had approximately 759,804 active Internet banking clients. We had, on average, 46.6 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2015. The following table presents summarized operating statistics for our Internet banking channel:

	Monthly Average		Change, year ended December 31, 2015 vs. year ended December 31, 2014
	Year ended December 31,		#	%
	2014	2015
Monetary transactions	11,710,446	12,566,385	855,939	7%
Non-monetary transactions	30,833,019	34,073,057	3,240,038	11%
Total transactions	42,543,465	46,639,441	4,095,977	10%

Mobile Banking

In March 2012, we launched our mobile banking (Banca Móvil) channel, which enables customers to effect transactions on mobile phones. The application comes with a “geo-reference” function, which allows our customers to locate the nearest Santander branch or ATM. The application is compatible with most of the cell phones available in the Mexican market, including smart phones. There is also a customized version for tablets.

Mobile banking lowers the cost of bringing services to our customers and makes our services more convenient, which we believe helps to increase customer transactions.

In December 2015, we had approximately 467,200 Mobile Banking active customers, with approximately 20 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

	Month average		Change, year ended December 31, 2015 vs. year ended December 31, 2014
	Year ended December 31,		#	%
	2014	2015
Monetary transactions	243,510	426,396	182,885	43%
Non monetary transactions	9,917,926	19,320,683	9,402,756	49%
Total transactions	10,161,437	19,747,078	9,585,642	49%

Specialized Sales Force

Our Asesores Super Nómina network is a specialized sales force responsible for delivering the payroll kits to the employees of the companies that have payroll services with the Bank. Payroll kits are welcome kits that describe all of the benefits of the payroll deposit services to the client. Upon the signature of a contract contained in this kit, the employee allows us to offer him pre-approved financial products (such as credit cards, consumer loans, insurance policies and investments) through all of our banking channels. This process is part of our 360-degree cross-selling strategy.

When the payroll kits are delivered, the Asesores Super Nómina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards.

As of December 31, 2015, 183 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 100,950 total payroll kits in 2015, a decrease of 7.6% from a monthly average of 109,217 payroll kits delivered in 2014.

Third-Party Branches

We provide banking services to our customers through 14,301 Grupo Oxxo stores, 1,881 Grupo Oxxo 7-Eleven stores and 1,667 complementary branches provided by our agent, Telecom, as of December 31, 2015. At these third-party branches, we process more than 1.32 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, pursuant to which we obtained the ability to offer our services through more than 17,849 new third-party branches. At these locations, our clients make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

In April 2010 we signed an agreement with Telecomm, a public entity created and operated by the SCT (Secretaria de Coomunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,667 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to $5,000 per account per day), (ii) make checking account deposits (up to $15,000 per account per day), (iii) check account balances, (iv) obtain information, and (v) and perform other transactions.

In November 2014 we signed an agreement with 7-Eleven, setting up a complementary network that enables us to serve our customers in more than 1,800 stores nationwide. In such stores, our customers can perform payments, Credit and Debit Card deposits (up to $5,000 per account per day), 365 days a year, from 8:00 a.m. to 8:00 p.m.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as “Referenced Deposits” and “Cellphone Deposits.”

Third-Party Mortgage Brokers

The acquisition of the mortgage business of GE Capital reinforced our strategy to originate mortgages through independent mortgage brokers. Approximately 45% of our mortgages were originated through third-party mortgage brokers in 2015. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 100 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers. Although we do not have exclusivity arrangements with these third-party mortgage brokers, we estimate that 27% of their operations are for our benefit.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.539.8 billion (U.S.$31.3 billion), or 69.36%, of our total liabilities as of December 31, 2015. Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s funding and market share with respect to funding for the periods indicated.

				Mexican Banking GAAP
				As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	357,430	12.1%	Ps.	425,151	13.2%	Ps.	460,636	13.4%	Ps.	524,047	13.7%	Ps.	600,436	14.0%
BBVA Bancomer		666,673	22.5		697,077	21.7		743,952	21.7		847,427	22.2		973,984	22.7
Banamex		574,710	19.4		575,574	17.9		568,614	16.6		589,990	15.5		650,546	15.2
Banorte(2)		371,393	12.5		425,524	13.2		441,869	12.9		492,754	12.9		556,608	13.0
HSBC		330,668	11.2		318,601	9.9		308,318	9.0		341,279	8.9		318,064	7.4
Inbursa		147,878	5.0		156,067	4.8		169,872	5.0		180,948	4.7		183,225	4.3
Scotiabank		129,444	4.4		150,127	4.7		171,319	5.0		186,873	4.9		230,081	5.4
Santander + Top 6	Ps.	2,578,196	87.0%	Ps.	2,748,121	85.4%	Ps.	2,864,580	83.6%	Ps.	3,163,318	82.9%	Ps.	3,512,944	81.9%
Total System	Ps.	2,964,687	100.0%	Ps.	3,219,261	100.0%	Ps.	3,424,998	100.0%	Ps.	3,816,826	100.0%	Ps.	4,290,853	100.0%

__________

Source:	(1) Funding and market share data are calculated by us, using information published by the CNBV.

(2) In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	178,490	10.8%	Ps.	210,950	11.8%	Ps.	257,927	12.9%	Ps.	294,269	13.2%	Ps.	347,827	13.6%
BBVA Bancomer		438,267	26.5		472,832	26.5		526,225	26.4		578,467	25.9		682,242	26.7
Banamex		411,261	24.9		400,428	22.5		430,280	21.6		470,042	21.0		483,429	18.9
Banorte(2)		180,303	10.9		199,770	11.2		244,809	12.3		287,838	12.9		337,019	13.2
HSBC		172,808	10.5		187,271	10.5		178,358	8.9		177,870	8.0		187,259	7.3
Scotiabank		70,268	4.3		75,059	4.2		88,336	4.4		99,268	4.4		119,847	4.7
Inbursa		53,052	3.2		59,981	3.4		65,622	3.3		69,473	3.1		77,028	3.0
Santander + Top 6(3)	Ps.	1,504,449	91.0%	Ps.	1,606,291	90.2%	Ps.	1,791,557	89.9%	Ps.	1,977,227	88.4%	Ps.	2,234,651	87.6%
Total System	Ps.	1,652,742	100.0%	Ps.	1,781,714	100.0%	Ps.	1,993,472	100.0%	Ps.	2,237,273	100.0%	Ps.	2,551,118	100.0%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	159,387	14.6%	Ps.	186,739	15.5%	Ps.	172,808	14.7%	Ps.	192,547	14.9%	Ps.	208,693	14.5%
BBVA Bancomer		208,102	19.1		199,437	16.6		185,827	15.8		219,339	16.9		270,904	18.8
Banorte(2)		166,938	15.3		204,522	17.0		181,062	15.4		190,211	14.7		204,704	14.2
Banamex		119,883	11.0		132,013	11.0		116,591	9.9		111,989	8.6		142,330	9.9
HSBC		125,323	11.5		108,603	9.0		109,450	9.3		121,387	9.4		93,322	6.5
Inbursa		89,049	8.2		90,944	7.6		91,311	7.8		107,022	8.3		102,432	7.1
Scotiabank		53,571	4.9		69,480	5.8		70,855	6.0		79,155	6.1		95,531	6.6
Santander + Top 6	Ps.	922,253	84.6%	Ps.	991,738	82.5%	Ps.	927,904	78.8%	Ps.	1,021,650	78.9%	Ps.	1,117,916	77.6%
Total System	Ps.	1,089,816	100.0%	Ps.	1,202,330	100.0%	Ps.	1,177,040	100.0%	Ps.	1,295,564	100.0%	Ps.	1,439,870	100.0%

___________

Source:	(1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

(2) In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	19,553	8.8%	Ps.	27,463	11.7%	Ps.	29,901	11.7%	Ps.	37,231	13.1%	Ps.	43,916	14.6%
BBVA Bancomer		20,304	9.1		24,808	10.5		31,900	12.5		49,621	17.5		20,838	6.9
Banamex		43,566	19.6		43,133	18.3		21,743	8.5		7,959	2.8		24,787	8.3
HSBC		32,537	14.6		22,727	9.7		20,510	8.1		42,021	14.8		37,482	12.5
Banorte(2)		24,152	10.9		21,232	9.0		15,998	6.3		14,705	5.2		14,885	5.0
Inbursa		5,776	2.6		5,143	2.2		12,940	5.1		4,454	1.6		3,765	1.3
Scotiabank		5,605	2.5		5,588	2.4		12,129	4.8		8,450	3.0		14,704	4.9
Santander + Top 6(3)	Ps.	151,493	68.2%	Ps.	150,094	63.8%	Ps.	145,121	57.0%	Ps.	164,441	57.9%	Ps.	160,377	53.5%
Total System	Ps.	222,129	100.0%	Ps.	235,216	100.0%	Ps.	254,486	100.0%	Ps.	283,989	100.0%	Ps.	299,866	100.0%

___________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

After operating for more than 16 years in Mexico, Santander has become a role model leader in the Mexican financial services market. We are sixth among all banks in terms of advertising spending, according to December 2015 data provided by Ibope AGB México, an independent agency that monitors advertising and television audience levels. In addition, we are fourth in terms of “unassisted brand recognition” and also third in the “Most Remembered” category, according to a report prepared by Ipsos, a global marketing research company, for Banco Santander Parent in September-October 2015.

Our marketing strategy is derived from our solid business plan, which focuses on our select, premier, preferred, and SME customers, and also on managing mortgage products. Of particular importance are our university customers which, in addition to being the cornerstone of our social responsibility policy, have found in us a bank that understands their needs.

We also strongly support SMEs, as these are major employers in Mexico. Today, we are one of the banks with the largest growth in the SME market. The high-income segment is also critical, as evidenced by the development of the “Santander Select” concept, with branches exclusively dedicated to serving this class of customers. At the end of 2015, we had 130 Santander Select offices.

Our direct and clear quality-based strategy has led us to tie for third place in terms of customer service among banks, according to the Corporate Customer Satisfaction Survey conducted by Ipsos for Banco Santander between April and September 2015. We are striving to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

One of our most well-known attributes is innovation, which is evident in the development of successful and innovative products that have been well received in their markets and have added value to our brand. For example, “Light credit cards” offering a low interest rate, “Black credit cards” offering insurance and fraud protection, personal loans and mortgage products, among others.

In Mexico, part of our marketing efforts is dedicated to social responsibility. Our ATMs receive voluntary donations from our customers four times a year. With these contributions, we have supported the valuable work of UNICEF in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.125 million in the past thirteen years. We have also supported environmental projects led by Reforestamos México, and also the building of homes through Fundación Vivienda (Fideicomiso Provivah), with more than 4,000 homes built over the past seven years. Additionally, together with other organizations, we actively support the Mexican Banking Association “Bécalos” program, which has awarded 247,000 student scholarships to date.

In 2015, our mass media campaigns continued to focus on high growth markets and key products to achieve our commercial banking segment objectives: car insurance, credit cards, consumer loans and accounts. Other campaigns that combined publicity and customer events continued to focus on universities, certain customer segments (SME, premier and select), private banking and mortgages.

All of our campaigns have focused on our customers, which are the core of our business model. We are striving to respond to their needs with innovative solutions and to build long-term business relationships based on trust, approachability, and transparency.

We are also taking advantage of corporate sponsorship opportunities, including Scuderia Ferrari, and we will continue to build local sponsorships, such as the Mexico City Formula 1 Grand Prix, Cirque du Soleil, and major events at the Arena Monterrey, one of the highest ticket-selling venues in the world.

We have also significantly increased our online presence, through social networks such as YouTube, Facebook, Twitter and LinkedIn. At the end of 2015, we had more than 923,336 followers on Facebook, more than 85,400 on Twitter and more than 9,000 on LinkedIn.

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

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We are growing our nationwide installed ATM capacity, adding new functions to the machines, and also updating the CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

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

Banco Santander Mexico’s principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, which is part of Citigroup; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero

Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat. Some of the banks with which Banco Santander Mexico competes are significantly larger and have more financial resources than Banco Santander Mexico, including a larger asset size and capital base.

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2015, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2015
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	3	14.3%	15.2%
Deposits	3	4	14.0%	15.0%
Total assets	2	4	15.1%	14.8%
Asset quality(4)	6	6	—	—
Total equity	3	4	13.8%	12.7%
Net income	2	4	14.4%	12.8%
Efficiency(5)	2	3	—	—
ROAE(6)	4	4	—	—

__________

Source: CNBV.

(1)	Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)	Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

Our prominence in the Mexican financial system has been recognized in the Mexican business community. In 2012, América Economía ranked Banco Santander Mexico as the second overall best bank in Latin America and the first in Mexico, and The Banker Magazine and Euromoney also recognized Banco Santander México as the best bank in the country. In 2012 and 2013, Euromoney recognized our private banking unit as the best in the “super affluent” category, defined as clients with net worth between U.S.$500,000 and U.S.$1.0 million. Also in 2013, Euromoney ranked Banco Santander Mexico as the best bank in Mexico once again and The Banker Magazine recognized it as the best private bank in Latin America. In 2014, Euromoney recognized Banco Santander México as the best bank in Mexico for the third consecutive year and Latin Finance recognized Banco Santander México as the best infrastructure bank in the country. In 2015, Banco Santander Mexico was recognized as the best Trade Finance bank and best private banking group in Mexico by Global Finance Magazine. Its investment banking division was awarded deal of the year by Global Trade for operations with Aeromexico and Pemex. IJ Global recognized Santander Mexico as the best infrastructure bank and Latin Finance, Trade Finance and International

Finance Magazine named it the best investment bank in Mexico. International Finance Magazine also recognized us as the most socially responsible bank in Mexico.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2015, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 64.8% of the total deposits in Mexico, followed by a total of 17.0% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 18.2% was distributed among 37 other banks.

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

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 36 other brokerage houses, 19 of which are part of a financial group and the rest of which are independent. As of December 31, 2015, Casa de Bolsa Santander ranked in tenth place in terms of amount traded on the Mexican Stock Exchange with a market share of 3.6%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	18,683	20.9%	Ps.	17,822	17.6%	Ps.	20,878	16.7%	Ps.	14,016	13.0%	Ps.	14,142	12.8%
BBVA Bancomer		28,834	32.3		28,123	27.8		37,871	30.3		31,007	28.8		34,486	31.3
Banamex		14,150	15.8		17,965	17.7		21,639	17.3		14,479	13.5		18,214	16.5
Banorte(2)		9,569	10.7		10,888	10.8		14,279	11.4		15,453	14.4		17,348	15.7
Inbursa		6,031	6.7		8,382	8.3		16,316	13.0		18,106	16.8		11,783	10.7
Scotiabank		3,132	3.5		4,399	4.3		3,179	2.5		3,976	3.7		5,417	4.9
HSBC		2,788	3.1		6,274	6.2		3,715	3.0		2,111	2.0		509	0.5
Others(3)		6,176	6.9		7,419	7.3		7,277	5.8		8,406	7.8		8,339	7.6
Financial groups	Ps.	89,364	100.0%	Ps.	101,272	100.0%	Ps.	125,154	100.0%	Ps.	107,552	100.0%	Ps.	110,238	100.0%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	739,173	12.8%	Ps.	750,337	12.5%	Ps.	821,799	12.6%	Ps.	937,384	13.2%	Ps.	1,184,856	14.8%
BBVA Bancomer		1,324,736	22.9		1,383 ,800	23.1		1,501,965	23.0		1,677,899	23.7		1,850,465	23.1
Banamex		1,199,200	20.7		1,196,579	20.0		1,262,376	19.4		1,206,283	17.0		1,288,725	16.1
Banorte(2)		829,277	14.3		916,567	15.3		1,006,788	15.4		1,097,982	15.5		1,198,476	15.0
HSBC		508,721	8.8		504,526	8.4		530,540	8.1		613,377	8.7		578,158	7.2
Inbursa		340,436	5.9		339,958	5.7		360,194	5.5		385,743	5.5		439,722	5.5
Scotiabank		190,081	3.3		226,979	3.8		245,775	3.8		297,259	4.2		337,484	4.2
Others(3)		653,783	11.3		678,064	11.3		788,659	12.1		861,588	12.2		1,122,482	14.0
Financial groups	Ps.	5,785,407	100.0%	Ps.	5,996,810	100.0%	Ps.	6,518,096	100.0%	Ps.	7,077,516	100.0%	Ps.	8,000,368	100.0%

___________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total assets and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth total equity and market share in terms of total equity for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	88,479	13.3%	Ps.	97,826	13.7%	Ps.	94,703	12.5%	Ps.	105,384	12.7%	Ps.	113,548	12.7%
Banamex		155,987	23.5		160,413	22.5		160,816	21.3		172,041	20.7		179,660	20.2
BBVA Bancomer		136,120	20.5		144,084	20.2		156,984	20.8		166,873	20.1		178,274	20.0
Banorte(2)		77,082	11.6		88,509	12.4		108,691	14.4		124,672	15.0		137,351	15.4
Inbursa		73,198	11.0		78,011	11.0		82,165	10.9		97,305	11.7		106,120	11.9
HSBC		46,787	7.1		50,748	7.1		55,770	7.4		54,246	6.5		51,935	5.8
Scotiabank		29,654	4.5		33,005	4.6		33,826	4.5		34,441	4.2		39,764	4.5
Total for seven financial groups(3)	Ps.	607,307	91.6%	Ps.	652,596	91.6%	Ps.	692,954	91.6%	Ps.	754,961	91.0%	Ps.	806,652	90.5%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total equity and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return-on-average equity and equity to total assets ratio at the latest available date for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011		2012		2013		2014		2015
	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)
Santander	21.9%	12.0%	19.1%	13.0%	21.7%	11.5%	14.0%	11.2%	12.9%	9.6%
BBVA Bancomer	22.0	10.3	20.1	10.4	25.2	10.5	19.1	9.9	20.0	9.6
HSBC	5.8	9.2	12.9	10.1	7.0	10.5	3.8	8.8	1.0	9.0
Banorte(2)	15.0	9.3	13.2	9.7	14.5	10.8	13.2	14.4	13.2	11.5
Banamex	8.9	13.0	11.4	13.4	13.5	12.7	8.7	14.3	10.4	13.9
Scotiabank	10.5	15.6	14.0	14.5	9.5	13.8	11.6	11.6	14.6	11.8
Inbursa	8.5	21.5	11.1	22.9	20.4	22.8	20.2	25.2	11.6	24.1
Financial groups	13.9%	11.5%	14.9%	11.9%	17.5%	11.6%	13.7%	11.7%	12.8%	11.1%

__________

Source: Return-on-average equity and the equity to total assets ratio are calculated by us using information published by the CNBV.

(1)	Calculated based upon the average balance of shareholders’ equity.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2015, Grupo Financiero Santander Mexico was the third-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	44.2%	39.5%	35.5%	43.0%	42.0%
Inbursa	37.5	28.8	23.3	25.1	33.2
BBVA Bancomer	41.2	42.1	42.1	42.7	41.9
Banamex	52.3	50.9	46.5	49.0	50.2
Banorte(1)	55.7	54.0	52.1	48.5	47.9
HSBC	70.7	63.9	63.0	68.3	61.8
Scotiabank	63.6	63.1	64.6	61.4	61.8
Financial groups	51.3%	47.7%	45.1%	46.8%	46.9%

__________

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total loans

The following table sets forth total loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	313,672	13.5%	Ps.	350,683	13.7%	Ps.	394,932	14.0%	Ps.	465,541	14.9%	Ps.	547,744	15.2%
BBVA Bancomer		629,897	27.1		663,857	25.9		720,423	25.6		808,382	25.8		904,068	25.1
Banamex		394,840	17.0		444,028	17.3		484,749	17.2		478,771	15.3		566,658	15.7
Banorte(2)		357,506	15.4		409,914	16.0		438,693	15.6		486,061	15.5		530,091	14.7
HSBC		187,639	8.1		198,979	7.8		204,990	7.3		231,460	7.4		247,725	6.9
Inbursa		174,108	7.5		177,043	6.9		199,079	7.1		202,981	6.5		237,479	6.6
Scotiabank		114,519	4.9		127,827	5.0		148,400	5.3		179,035	5.7		215,878	6.0
Total for seven financial groups(3)	Ps.	2,172,181	93.6%	Ps.	2,372,331	92.6%	Ps.	2,591,266	91.9%	Ps.	2,852,231	91.2%	Ps.	3,249,645	90.3%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	309,193	12.8%	Ps.	362,452	14.0%	Ps.	404,668	14.8%	Ps.	459,623	15.3%	Ps.	516,432	15.1%
BBVA Bancomer		591,574	24.5		614,634	23.8		652,459	23.9		723,759	24.1		857,321	25.1
Banamex		510,969	21.2		503,417	19.5		523,716	19.2		556,860	18.5		613,623	18.0
Banorte(2)		363,337	15.0		419,759	16.2		438,336	16.1		492,516	16.4		561,362	16.5
HSBC		293,185	12.1		291,081	11.2		281,484	10.3		292,384	9.7		274,006	8.0
Scotiabank		116,816	4.8		137,465	5.3		142,830	5.2		164,114	5.5		199,108	5.8
Inbursa		107,240	4.4		97,575	3.8		89,879	3.3		83,434	2.8		92,636	2.7
Total for seven financial groups(3)	Ps.	2,292,314	94.9%	Ps.	2,426,383	93.8%	Ps.	2,533,372	93.0%	Ps.	2,772,690	92.3%	Ps.	3,114,488	91.3%

___________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total deposits and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	1.7%	1.7%	3.6%	3.7%	3.3%
Banamex	1.6	1.9	2.4	2.2	1.6
Banorte(1)	1.9	2.1	3.1	2.9	2.2
BBVA Bancomer	3.1	3.3	3.1	2.7	2.4
Scotiabank	2.7	2.3	2.9	3.3	2.9
Inbursa	3.3	3.7	4.4	3.7	3.1
HSBC	2.7	2.0	5.9	5.3	5.2
Financial groups	2.4%	2.4%	3.2%	3.0%	2.5%

___________

Source: Asset quality ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the time periods indicated. The coverage ratio is defined as allowance for impairment losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	210.5%	190.0%	115.5%	97.1%	108.2%
Scotiabank	115.3	130.5	121.1	114.2	113.5
Banorte(1)	143.1	138.3	104.6	107.0	116.0
HSBC	214.5	233.8	100.6	103.7	121.1
BBVA Bancomer	126.4	128.8	120.6	118.8	127.9
Inbursa	398.8	389.1	308.5	206.7	147.4
Banamex	284.0	230.7	214.6	225.6	263.1
Median of seven financial groups	210.5%	190.0%	120.6%	114.2%	121.1%

___________

Source: Coverage ratios are calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the time periods indicated. The cost of risk is defined as allowance for impairment losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	2.4%	2.8%	3.4%	3.3%	3.4%
Inbursa	1.9	3.1	1.7	1.7	1.7
Scotiabank	1.9	1.3	2.8	2.7	1.9
Banorte(1)	1.7	1.6	2.1	2.4	2.1
BBVA Bancomer	3.3	3.4	3.4	3.3	3.3
Banamex	4.9	4.5	5.5	6.0	4.8
HSBC	3.8	2.4	4.0	3.7	5.7
Median of seven financial groups	2.4%	2.8%	3.4%	3.3%	3.3%

__________

Source: Cost of risk is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return-on-average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return-on-average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)(1)
Santander	2.6%	2.4%	2.7%	1.6%	1.3%
Inbursa	2.0	2.5	4.7	4.9	2.9
BBVA Bancomer	2.4	2.1	2.6	2.0	2.0
Banamex	1.2	1.5	1.8	1.2	1.5
Banorte(2)	1.3	1.2	1.5	1.5	1.5
Scotiabank	1.6	2.1	1.3	1.5	1.7
HSBC	0.6	1.2	0.7	0.4	0.1
Median of seven financial groups	1.6%	2.1%	1.8%	1.5%	1.5%

___________

Source: Return-on-average assets is calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of total assets.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans-to-deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans-to-deposits ratios for the periods presented. The loans-to-deposit ratio is total loans, net of allowance for impairment losses, divided by deposits.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	97.8%	93.6%	93.6%	97.6%	102.2%
HSBC	60.3	65.1	68.5	74.8	84.7
Banamex	73.9	84.4	87.8	81.7	88.5
Banorte(1)	95.7	94.9	96.8	95.6	92.0
Scotiabank	95.0	90.2	100.2	105.0	104.8
BBVA Bancomer	102.3	103.5	106.2	108.1	102.3
Inbursa	141.1	155.0	191.5	224.9	244.8
Median of seven financial groups	95.7%	93.6%	96.8%	97.6%	102.2%

__________

Source: The loans-to-deposit ratio is calculated by us, using information published by the CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per branch and deposits per branch as of December 31, 2015, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2015
	(Loans per branch in millions of pesos)(1)		(Deposits per branch in millions of pesos)(1)
Santander	Ps.	450	Ps.	425
BBVA Bancomer		498		472
Banamex		380		411
Banorte		445		471
Inbursa		441		172
Scotiabank		373		344
HSBC		254		281

___________

Source: Loans per branch and deposits per branch are calculated by us, using information published by the CNBV.

(1)	The number of branches is based on the latest available information published by the CNBV for the banks corresponding to each financial group. Loans and deposits information is based on the latest available information published by the CNBV for the financial grouPs.

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per employee and deposits per employee as of December 31, 2015, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2015
	(Loans per employee in millions of pesos)(1)		(Deposits per employee in millions of pesos)(1)
Santander	Ps.	31	Ps.	29
BBVA Bancomer		30		28
Banamex		18		20
Banorte		26		27
Inbursa		56		22
Scotiabank		24		22
HSBC		15		17

__________

Source:	Loans per employee and deposits per employee are calculated by us, using information published by the CNBV.

(1)	The number of employees is based on the latest available information published by the CNBV for the banks corresponding to each financial group. Loans and deposits information is based on the latest available information published by the CNBV for the financial grouPs.

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of December 31, 2015, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2015
(%)
Santander	2.58%
Inbursa	2.64
Banorte	2.93
BBVA Bancomer	3.23
Scotiabank	3.68
HSBC	4.34
Banamex	4.71%

__________

Source:	Operating expenditures as a percentage of the sum of average loans and deposits is calculated by us, using information published by the CNBV.

Net fees and commissions as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees and commissions as a percentage of operating expenditures as of December 31, 2015, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2015
(%)
Santander	57.6%
Banamex	56.8
BBVA Bancomer	39.9
Banorte	32.6
Scotiabank	28.7
HSBC	28.0
Inbursa	15.8%

__________

Source:	Net fees as a percentage of operating expenditures is calculated by us, using information published by the CNBV.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	18,903	17.7%	Ps.	14,049	15.0%	Ps.	14,182	14.4%
BBVA Bancomer		30,829	28.8		24,792	26.4		28,612	29.0
Banamex		16,354	15.3		8,106	8.6		11,524	11.7
Banorte		12,065	11.3		11,892	12.7		13,518	13.7
Inbursa		11,797	11.0		14,776	15.8		9,968	10.1
Scotiabank		2,766	2.6		3,397	3.6		4,919	5.0
HSBC		2,146	2.0		1,089	1.2		(530)	(0.5)
Others(2)		12,213	11.4		15,710	16.7		16,560	16.8
Mexican financial system	Ps.	107,073	100.0%	Ps.	93,811	100.0%	Ps.	98,753	100.0%

___________

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.

(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 45 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	92,820	13.7%	Ps.	103,523	13.7%	Ps.	111,550	13.8%
Banamex		137,760	20.3		142,675	18.9		146,061	18.0
BBVA Bancomer		125,701	18.5		133,934	17.8		145,137	17.9
Banorte		77,859	11.5		94,681	12.6		102,473	12.7
Inbursa		57,006	8.4		71,232	9.5		80,308	9.9
HSBC		47,610	7.0		48,269	6.4		46,367	5.7
Scotiabank		26,756	3.9		30,248	4.0		35,586	4.4
Total for seven banks(2)	Ps.	565,512	83.3%	Ps.	624,562	82.9%	Ps.	667,482	82.5%

___________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013		2014		2015
	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)
Santander	20.0%	11.3%	14.3%	11.3%	13.2%	9.6%
HSBC	4.7	9.3	2.3	8.1	(1.1)	8.3
BBVA Bancomer	25.4	9.2	19.1	8.7	20.5	8.5
Banorte	16.8	9.9	13.8	11.1	13.7	11.5
Scotiabank	9.8	11.1	11.9	10.4	14.9	10.4
Banamex	12.2	11.9	5.8	12.8	8.0	12.7
Inbursa	21.2	22.2	23.0	21.2	13.1	27.4
Mexican financial system	17.2%	10.6%	13.1%	11.1%	12.6%	10.5%

__________

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2011	2012	2013	2014	2015
	(%)
Santander	14.5%	14.5%	12.8%	12.8%	12.0%
Inbursa	18.9	20.0	18.1	20.3	18.9
Banamex	15.0	14.9	14.1	15.5	14.2
Banorte(1)	10.8	11.8	12.7	13.7	12.5
Scotiabank	15.5	15.5	12.1	12.2	11.5
BBVA Bancomer	11.3	11.0	11.9	11.6	11.0
HSBC	11.9	11.5	12.0	10.8	10.0
Median of seven banks	14.5%	14.5%	12.7%	12.8%	12.0%

Source: CNBV.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2015, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander Mexico’s and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013	2014	2015
	(%)
Santander	34.8%	42.4%	41.4%
Inbursa	19.8	22.8	29.4
BBVA Bancomer	44.6	46.6	44.1
Banorte	53.7	50.5	50.9
Banamex	49.4	53.3	54.3
Scotiabank	65.5	62.9	65.2
HSBC	66.7	72.1	64.9
Mexican financial system	47.0%	49.6%	49.1%

__________

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	313,672	12.7%	Ps.	350,683	12.7%	Ps.	394,930	13.0%	Ps.	465,541	13.9%	Ps.	547,744	14.3%
BBVA Bancomer		624,742	25.4		659,258	24.0		713,505	23.5		802,468	24.0		898,811	23.4
Banamex		394,523	16.0		444,496	16.2		485,369	16.0		478,899	14.3		566,448	14.7
Banorte(2)		338,528	13.7		392,013	14.3		422,890	14.0		464,201	13.9		504,926	13.1
HSBC		188,046	7.6		198,979	7.2		204,990	6.8		231,460	6.9		247,725	6.4
Inbursa		177,705	7.2		174,569	6.3		197,549	6.5		199,844	6.0		238,043	6.2
Scotiabank		114,525	4.7		127,473	4.6		148,115	4.9		178,553	5.3		214,883	5.6
Total for seven banks(3)	Ps.	2,151,741	87.4%	Ps.	2,347,471	85.3%	Ps.	2,567,348	84.7%	Ps.	2,820,966	84.3%	Ps.	3,218,580	83.8%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on total mortgage loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	63,361	15.4%	Ps.	70,875	15.7%	Ps.	90,711	17.7%	Ps.	106,588	18.9% %	Ps.	120,476	19.3%	%
BBVA Bancomer		146,809	35.6		153,849	34.0		155,582	30.3		161,697	28.7		170,398	27.3
Banorte(2)		62,752	15.2		71,389	15.8		81,715	15.9		89,767	16.0		99,511	16.0
Scotiabank		45,298	11.0		50,029	11.0		57,204	11.2		67,580	12.0		80,302	12.9
Banamex		58,144	14.1		67,048	14.8		74,885	14.6		77,407	13.8		79,165	12.7
HSBC		19,879	4.8		19,924	4.4		25,183	4.9		26,426	4.7		29,830	4.8
Inbursa		1,304	0.3		1,293	0.3		1,249	0.2		1,501	0.3		4,208	0.7
Santander + Top 6(3)	Ps.	397,547	96.4%	Ps.	434,407	95.9%	Ps.	486,528	94.9%	Ps.	530,966	94.4%	Ps.	583,890	93.7%	%
Total System	Ps.	412,206	100.0%	Ps.	452,866	100.0%	Ps.	512,865	100.0%	Ps.	562,608	100.0%	Ps.	623,205	100.0%	%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on total consumer loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	50,612	10.2%	Ps.	63,840	10.7%	Ps.	69,305	10.3%	Ps.	75,624	10.6%	Ps.	91,693	11.5%
BBVA Bancomer		152,215	30.7		173,404	29.1		187,702	27.9		200,618	28.1		225,415	28.3
Banamex		126,325	25.5		149,649	25.1		166,270	24.7		174,234	24.4		177,886	22.3
Banorte(2)		38,239	7.7		47,348	7.9		59,815	8.9		66,856	9.4		76,943	9.6
HSBC		30,536	6.2		34,887	5.8		39,463	5.9		37,940	5.3		48,233	6.0
Inbursa		10,255	2.1		5,387	0.9		15,966	2.4		18,843	2.6		41,107	5.2
Scotiabank		16,679	3.4		20,717	3.5		26,433	3.9		26,020	3.6		23,753	3.0
Santander + Top 6(3)	Ps.	424,862	85.6%	Ps.	495,231	83.0%	Ps.	564,954	83.9%	Ps.	600,134	84.1%	Ps.	685,030	85.9%
Total System	Ps.	496,144	100.0%	Ps.	596,601	100.0%	Ps.	673,022	100.0%	Ps.	713,200	100.0%	Ps.	797,391	100.0%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on total commercial loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	164,345	14.4%	Ps.	176,853	14.5%	Ps.	195,183	14.6%	Ps.	221,822	15.4%	Ps.	265,861	15.7%
BBVA Bancomer		226,348	19.8		235,953	19.4		269,269	20.2		301,845	20.9		349,114	20.6
Banamex		154,966	13.6		169,929	14.0		179,604	13.5		167,115	11.6		209,478	12.3
Banorte(2)		154,351	13.5		170,912	14.1		170,522	12.8		172,219	11.9		182,589	10.8
Inbursa		142,986	12.5		125,129	10.3		139,493	10.5		146,056	10.1		168,870	9.9
HSBC		103,446	9.1		111,236	9.1		117,824	8.8		124,591	8.6		126,159	7.4
Scotiabank		42,187	3.7		42,660	3.5		50,968	3.8		60,921	4.2		78,813	4.6
Santander + Top 6(3)	Ps.	988,629	86.5%	Ps.	1,032,672	84.9%	Ps.	1,122,863	84.2%	Ps.	1,194,569	82.9%	Ps.	1,380,884	81.3%
Total System	Ps.	1,142,790	100.0%	Ps.	1,215,802	100.0%	Ps.	1,333,143	100.0%	Ps.	1,441,251	100.0%	Ps.	1,698,183	100.0%

___________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on total government and financial entities loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2011			2012			2013			2014			2015
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	35,355	8.6%	Ps.	39,116	8.1%	Ps.	39,731	7.8%	Ps.	61,507	9.8%	Ps.	69,714	9.6%
BBVA Bancomer		99,370	24.2		96,052	19.8		100,954	19.7		138,308	22.0		153,885	21.2
Banorte(2)		83,186	20.2		102,364	21.1		110,838	21.7		135,360	21.5		145,884	20.1
Banamex		55,087	13.4		57,869	11.9		64,611	12.6		60,143	9.5		99,919	13.8
HSBC		34,184	8.3		32,933	6.8		22,520	4.4		42,504	6.7		43,504	6.0
Scotiabank		10,362	2.5		14,067	2.9		37,866	7.4		24,032	3.8		32,015	4.4
Inbursa		23,159	5.6		42,761	8.8		40,841	8.0		33,445	5.3		23,857	3.3
Santander + Top 6(3)	Ps.	340,703	82.8%	Ps.	385,160	79.3%	Ps.	417,361	81.6%	Ps.	495,299	78.6%	Ps.	568,778	78.5%
Total System	Ps.	411,242	100.0%	Ps.	485,586	100.0%	Ps.	511,373	100.0%	Ps.	629,867	100.0%	Ps.	724,194	100.0%

__________

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 45 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	405,469	13.7%	Ps.	460,776	14.1%	Ps.	517,386	13.9%
BBVA Bancomer		656,449	22.2		726,940	22.2		862,127	23.2
Banamex		529,244	17.9		565,835	17.3		617,277	16.6
Banorte		421,868	14.2		473,539	14.5		541,723	14.6
HSBC		281,772	9.5		293,025	9.0		274,544	7.4
Scotiabank		147,340	5.0		165,981	5.1		200,794	5.4
Inbursa		91,802	3.1		84,708	2.6		94,623	2.6
Total for seven banks	Ps.	2,533,944	85.5%	Ps.	2,770,804	84.7%	Ps.	3,108,474	83.8%

___________

Source:	Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013	2014	2015
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	3.6%	3.7%	3.3%
Banamex	2.4	2.2	1.6
Banorte	3.1	3.0	2.3
BBVA Bancomer	3.2	2.7	2.4
Scotiabank	2.9	3.1	2.7
Inbursa	4.2	3.4	3.0
HSBC	5.9	5.3	5.2
Mexican financial system	3.4%	3.1%	2.6%

__________

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the time periods indicated.

	As of December 31,
	2011		2012		2013		2014		2015
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,097	9.3%	1,142	9.2%	1,234	9.8%	1,209	9.5%	1,216	9.9%
BBVA Bancomer	1,810	15.4	1,799	14.5	1,793	14.3	1,830	14.4	1,817	14.9
Banamex	1,703	14.4	1,705	13.7	1,683	13.4	1,539	12.1	1,492	12.2
Banorte(2)	1,289	10.9	1,322	10.7	1,284	10.2	1,269	10.0	1,191	9.7
HSBC	1,067	9.1	1,040	8.4	987	7.8	984	7.7	974	8.0
Scotiabank	647	5.5	639	5.1	628	5.0	586	4.6	579	4.7
Inbursa	270	2.3	295	2.4	318	2.5	341	2.7	539	4.4
Santander + Top 6(3)	7,883	66.9%	7,942	64.0%	7,927	63.0%	7,758	61.0%	7,808	63.8%
Total System	11,786	100.0%	12,412	100.0%	12,581	100.0%	12,715	100.0%	12,234	100.0%

Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the time periods indicated.

	As of December 31,
	2011		2012		2013		2014		2015
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	4,689	12.9%	4,946	12.3%	5,262	12.9%	5,517	12.9%	5,989	13.1%
BBVA Bancomer	7,710	21.2	7,746	19.3	7,749	19.0	8,996	21.0	10,772	23.5
Banorte(2)	5,179	14.2	6,716	16.8	7,049	17.3	7,297	17.0	7,425	16.2
Banamex	6,029	16.6	6,288	15.7	6,609	16.2	7,142	16.6	7,526	16.4
HSBC	6,195	17.0	6,490	16.2	6,120	15.0	5,780	13.5	5,625	12.3
Scotiabank	1,554	4.3	1,558	3.9	2,221	5.4	2,148	5.0	1,975	4.3
Inbursa	781	2.1	711	1.8	703	1.7	752	1.8	808	1.8
Santander + Top 6(3)	32,137	88.2%	34,455	86.0%	35,713	87.5%	37,632	87.7%	40,120	87.6%
Total System	36,429	100.0%	40,082	100.0%	40,811	100.0%	42,931	100.0%	45,781	100.0%

Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(3)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We have maintained a strategic Social Corporate Responsibility Program (Programa de Responsabilidad Social Corporativa) which promotes a continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA).

On August 2015, we obtained AENOR’s recertification of our ISO 14001:2004 certificate, which applies to the administration, management and maintenance of the SGA in our headquarters in Santa Fe, Mexico City. The rcertification has a three-year term with annual revisions. To date, the two follow-up audits have taken place, confirming that the SGA was still operating in an effective manner, and that it showed significant improvements.

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

Below is a list of the acknowledgments and certifications which we have obtained:

Corporate Center Santa Fe, Mexico City, Mexico

•	Certification for its SGA ISO 14001: 2004

Technological Operations Center Santander, Querétaro, México

•	National Prize of the Mexican Institute of Intelligent Building (IMEI) for Intelligent Building in 2004.
•	Fifth Wellington Redwood Mexico Award in 2005, 2007 and 2008 (related to the optimization of internal processes) and the Socially Responsible Company Award in 2010.
•	Award for Innovation and Leadership in Sustainability awarded by the Municipal Government of Santiago de Queretaro Energy Efficiency Contest Winner in 2015.
•	Data Center Dynamics Awards 2015 in the category “Best Enterprise Data Center” for innovation in the design and implementation of the highest concepts applied to IT and electromechanical systems in a Data Center Level Latin America. Contest winner in 2015.

Contact Center Santander, Queretaro, Mexico

•	National Prize of the Mexican Institute of Intelligent Building (IMEI) for Intelligent Building in 2004.
•	National Award for Energy Savings PNAEE, 2012 by CFE through the Trust for Electric Energy Savings (FIDE).
•	Certificate in International Standard for Construction of Data Processing Centers International Computer Room Experts Association (ICREA). Level V certificate for five consecutive years. Gold Certified unique in the world.

Data Center, Queretaro, Mexico

•	National Prize of the Mexican Institute of Intelligent Building (IMEI) for Smart and Sustainable Building in 2013.
•	Award “Best Data Center of the World” International Computer Room Experts Association (ICREA) for the best grade obtained certification in the world project, facilities and operation of the CPD. Contest Winner 2015.

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

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data for the years ended December 31, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2011 and 2012 to reflect the application of IAS 19 (revised), as well as discontinued operations relating to our sale of Gestión Santander in December 2013. We have retrospectively adjusted the comparative amounts from December 31, 2011 to December 31, 2012 in our selected financial data as if this revised standard had been in effect for this period. In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as Profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2011 and 2012 in addition to the amounts previously presented in this item regarding the Elavon transaction and the sale of Seguros Santander.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2013							2014			2015
	Average balance		Interest		Average nominal rate			Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,365	Ps.	1,264	4.03%	Ps.	32,546	Ps.	1,061	3.26%	Ps.	35,872	Ps.	1,102	3.07%
Total	Ps.	31,365	Ps.	1,264	4.03%	Ps.	32,546	Ps.	1,061	3.26%	Ps.	35,872	Ps.	1,102	3.07%
Loans and advances to credit institutions
Pesos	Ps.	72,994	Ps.	2,989	4.09%	Ps.	88,114	Ps.	2,899	3.29%	Ps.	57,873	Ps.	1,965	3.40%
Foreign currency(1)		19,696		30	0.15		11,084		14	0.13		9,716		100	1.03
Total	Ps.	92,690	Ps.	3,019	3.26%	Ps.	99,198	Ps.	2,913	2.94%	Ps.	67,589	Ps.	2,065	3.06%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	286,653	Ps.	29,757	10.38%	Ps.	331,713	Ps.	32,360	9.76%	Ps.	387,922	Ps.	37,653	9.71%
Foreign currency(1)		50,923		1,816	3.57		63,011		2,020	3.21		74,982		2,258	3.01
Total	Ps.	337,576	Ps.	31,573	9.35%	Ps.	394,724	Ps.	34,380	8.71%	Ps.	462,904	Ps.	39,911	8.62%
Loans and advances to customers—credit cards
Pesos	Ps.	38,666	Ps.	9,882	25.56%	Ps.	41,053	Ps.	10,121	24.65%	Ps.	43,713	Ps.	10,316	23.60%
Total	Ps.	38,666	Ps.	9,882	25.56%	Ps.	41,053	Ps.	10,121	24.65%	Ps.	43,713	Ps.	10,316	23.60%
Debt instruments
Pesos	Ps.	179,272	Ps.	8,802	4.91%	Ps.	193,928	Ps.	8,231	4.24%	Ps.	245,949	Ps.	9,244	3.76%
Foreign currency(1)		2,851		26	0.91		22,416		864	3.85		27,046		1,280	4.73
Total	Ps.	182,123	Ps.	8,828	4.85%	Ps.	216,344	Ps.	9,095	4.20%	Ps.	272,995	Ps.	10,524	3.86%
Income from hedging operations
Pesos			Ps.	728				Ps.	277				Ps.	237
Foreign currency(1)				—					—					—
Total			Ps.	728				Ps.	277				Ps.	237
Other interest-earning assets
Pesos			Ps.	80				Ps.	53				Ps.	31
Foreign currency(1)				12					16					18
Total			Ps.	92				Ps.	69				Ps.	49
Total interest-earning assets
Pesos	Ps.	608,950	Ps.	53,502	8.79%	Ps.	687,354	Ps.	55,002	8.00%	Ps.	771,329	Ps.	60,548	7.85%
Foreign currency(1)		73,470		1,884	2.56		96,511		2,914	3.02		111,744		3,656	3.27
Total	Ps.	682,420	Ps.	55,386	8.12%	Ps.	783,865	Ps.	57,916	7.39%	Ps.	883,073	Ps.	64,204	7.27%

___________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2013					2014					2015
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	14,048				Ps.	13,916				Ps.	15,813
Foreign currency(1)		861					834					1,154
Total	Ps.	14,909				Ps.	14,750				Ps.	16,967
Allowance for impairment losses
Pesos	Ps.	(10,355)				Ps.	(13,301)				Ps.	(15,522)
Foreign currency(1)		(424)					(670)					(1,163)
Total	Ps.	(10,779)				Ps.	(13,971)				Ps.	(16,685)
Tangible assets
Pesos	Ps.	6,458				Ps.	7,857				Ps.	8,214
Total	Ps.	6,458				Ps.	7,857				Ps.	8,214
Intangible assets
Pesos	Ps.	1,924				Ps.	2,039				Ps.	1,893
Total	Ps.	1,924				Ps.	2,039				Ps.	1,893
Other non-interest-earning assets
Pesos	Ps.	86,463				Ps.	124,645				Ps.	117,514
Foreign currency(1)		327					9,966					23,985
Total	Ps.	86,790				Ps.	134,611				Ps.	141,499
Total non-interest-earning assets
Pesos	Ps.	98,538				Ps.	135,156				Ps.	127,912
Foreign currency(1)		764					10,130					23,976
Total	Ps.	99,302				Ps.	145,286					151,888
Total average assets
Pesos	Ps.	707,488	Ps.	53,502	7.56%	Ps.	822,510	Ps.	55,002	6.69%	Ps.	899,241	Ps.	60,548	6.73%
Foreign currency(1)		74,234		1,884	2.54		106,641		2,914	2.73		135,720		3,656	2.69
Total	Ps.	781,722	Ps.	55,386	7.09%	Ps.	929,151	Ps.	57,916	6.23%	Ps.	1,034,961	Ps.	64,204	6.20%

__________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2013					2014					2015
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	60,294	Ps.	2,505	4.15%	Ps.	108,133	Ps.	4,094	3.79%	Ps.	171,815	Ps.	5,848	3.40%
Foreign currency(1)		16,741		144	0.86		17,849		89	0.50		23,924		153	0.64
Total	Ps.	77,035	Ps.	2,649	3.44%	Ps.	125,982	Ps.	4,183	3.32%	Ps.	195,739	Ps.	6,001	3.07%
Customer deposits— Demand accounts
Pesos	Ps.	154,825	Ps.	2,866	1.85% %	Ps.	193,255	Ps.	3,027	1.57%	Ps.	214,629	Ps.	3,145	1.47%
Foreign currency(1)		20,150		9	0.04		26,751		27	0.10		36,118		38	0.11
Total	Ps.	174,975	Ps.	2,875	1.64%	Ps.	220,006	Ps.	3,054	1.39%	Ps.	250,747	Ps.	3,183	1.27%
Customer deposits—Savings accounts
Pesos	Ps.	18				Ps.	14				Ps.	15
Total	Ps.	18				Ps.	14				Ps.	15
Customer deposits— Time deposits
Pesos	Ps.	126,985	Ps.	4,971	3.91%	Ps.	118,595	Ps.	3,776	3.18%	Ps.	130,572	Ps.	3,938	3.02%
Foreign currency(1)		9,707		26	0.27		11,049		32	0.29		25,500		52	0.20
Total	Ps.	136,692	Ps.	4,997	3.66%	Ps.	129,644	Ps.	3,808	2.94%	Ps.	156,072	Ps.	3,990	2.56%
Customer deposits— Repurchase agreements
Pesos	Ps.	89,003	Ps.	3,393	3.81%	Ps.	76,178	Ps.	2,306	3.03%	Ps.	61,765	Ps.	1,781	2.88%
Total	Ps.	89,003	Ps.	3,393	3.81%	Ps.	76,178	Ps.	2,306	3.03%	Ps.	61,765	Ps.	1,781	2.88%
Subordinated debentures
Foreign currency(1)	Ps.	228	Ps.	11	4.82%	Ps.	17,305	Ps.	1,051	6.07%	Ps.	20,438	Ps.	1,259	6.16%
Total	Ps.	228	Ps.	11	4.82%	Ps.	17,305	Ps.	1,051	6.07%	Ps.	20,438	Ps.	1,259	6.16%
Marketable debt securities and other financial liabilities
Pesos	Ps.	28,634	Ps.	1,390	4.85%	Ps.	32,328	Ps.	1,226	3.79%	Ps.	35,047	Ps.	1,193	3.40%
Foreign currency(1)		13,052		604	4.63		13,586		611	4.50		15,974		700	4.38
Total	Ps.	41,686	Ps.	1,994	4.78%	Ps.	45,914	Ps.	1,837	4.00%	Ps.	51,021	Ps.	1,893	3.71%
Other liabilities
Pesos	Ps.	78,847	Ps.	3,084	3.91%	Ps.	98,062	Ps.	3,132	3.19%	Ps.	76,817	Ps.	2,388	3.11%
Total	Ps.	78,847	Ps.	3,084	3.91%	Ps.	98,062	Ps.	3,132	3.19%	Ps.	76,817	Ps.	2,388	3.11%
Expense from hedging operation
Pesos	Ps.	—	Ps.	320		Ps.	—	Ps.	735		Ps.	—	Ps.	466
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	320		Ps.	—	Ps.	735		Ps.	—	Ps.	466
Other interest expense
Pesos	Ps.	—	Ps.	216		Ps.	—	Ps.	199		Ps.	—	Ps.	217
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	216		Ps.	—	Ps.	199		Ps.	—	Ps.	217
Total interest-bearing liabilities
Pesos	Ps.	538,606	Ps.	18,745	3.48%	Ps.	626,565	Ps.	18,495	2.95%	Ps.	690,660	Ps.	18,976	2.75%
Foreign currency(1)		59,878		794	1.33		86,540		1,810	2.09		121,954		2,202	1.81
Total	Ps.	598,484	Ps.	19,539	3.26%	Ps.	713,105	Ps.	20,305	2.85%	Ps.	812,614	Ps.	21,178	2.61%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2013					2014					2015
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	22,032				Ps.	28,032				Ps.	37,868
Foreign currency(1)		32					39					15
Total	Ps.	22,064				Ps.	28,071				Ps.	37,883
Other liabilities— non-interest-bearing
Pesos	Ps.	49,106				Ps.	68,451				Ps.	67,817
Foreign currency(1)		11,239					21,369					10,692
Total	Ps.	60,345				Ps.	89,820				Ps.	78,509
Total equity
Pesos	Ps.	100,829				Ps.	98,155				Ps.	105,955
Total	Ps.	100,829				Ps.	98,155				Ps.	105,955
Total non-interest-bearing liabilities and equity
Pesos	Ps.	171,967				Ps.	194,638				Ps.	211,640
Foreign currency(1)		11,271					21,408					10,707
Total	Ps.	183,238				Ps.	216,046				Ps.	222,347
Total liabilities and equity
Pesos	Ps.	710,573	Ps.	18,745	2.64%	Ps.	821,203	Ps.	18,495	2.25%	Ps.	902,300	Ps.	18,976	2.10%
Foreign currency(1)		71,149		794	1.12		107,948		1,810	1.68		132,661		2,202	1.66
Total	Ps.	781,722	Ps.	19,539	2.50%	Ps.	929,151	Ps.	20,305	2.19%	Ps.	1,034,961	Ps.	21,178	2.05%

__________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2015 compared to the year ended December 31, 2014. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2015 and 2014
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	102	Ps.	(61)	Ps.	41
Total	Ps.	102	Ps.	(61)	Ps.	41
Loans and advances to credit institutions
Pesos	Ps.	(1,027)	Ps.	93	Ps.	(934)
Foreign currency(1)		(14)		100		86
Total	Ps.	(1,041)	Ps.	193	Ps.	(848)
Loans and advances to customers—excluding credit cards
Pesos	Ps.	5,456	Ps.	(163)	Ps.	5,293
Foreign currency(1)		360		(122)		238
Total	Ps.	5,816	Ps.	(285)	Ps.	5,531
Loans and advances to customers—credit cards
Pesos	Ps.	628	Ps.	(433)	Ps.	195
Total	Ps.	628	Ps.	(433)	Ps.	195
Debt instruments
Pesos	Ps.	1,955	Ps.	(942)	Ps.	1,013
Foreign currency(1)		219		197		416
Total	Ps.	2,174	Ps.	(745)	Ps.	1,429
Income from hedging operations
Pesos	Ps.	(40)	Ps.	—	Ps.	(40)
Foreign currency(1)		—		—		—
Total	Ps.	(40)	Ps.	—	Ps.	(40)
Other interest-earning assets
Pesos	Ps.	(22)	Ps.	—	Ps.	(22)
Foreign currency(1)		2		—		2
Total	Ps.	(20)	Ps.	—	Ps.	(20)
Total interest-earning assets
Pesos	Ps.	7,052	Ps.	(1,506)	Ps.	5,546
Foreign currency(1)		567		175		742
Total	Ps.	7,619	Ps.	(1,331)	Ps.	6,288

__________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2015 and 2014
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	2,168	Ps.	(414)	Ps.	1,754
Foreign currency(1)		39		25		64
Total	Ps.	2,207	Ps.	(389)	Ps.	1,818
Customer deposits—Demand accounts
Pesos	Ps.	313	Ps.	(195)	Ps.	118
Foreign currency(1)		10		1		11
Total	Ps.	323	Ps.	(194)	Ps.	129
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	361	Ps.	(199)	Ps.	162
Foreign currency(1)		29		(9)		20
Total	Ps.	390	Ps.	(208)	Ps.	182
Customer deposits—Repurchase agreements
Pesos	Ps.	(416)	Ps.	(109)	Ps.	(525)
Foreign currency(1)		—		—		—
Total	Ps.	(416)	Ps.	(109)	Ps.	(525)
Subordinated debentures
Foreign currency(1)	Ps.	193	Ps.	15	Ps.	208
Total	Ps.	193	Ps.	15	Ps.	208
Marketable debt securities and other financial liabilities
Pesos	Ps.	93	Ps.	(126)	Ps.	(33)
Foreign currency(1)		105		(16)		89
Total	Ps.	198	Ps.	(142)	Ps.	56
Other liabilities
Pesos	Ps.	(660)	Ps.	(84)	Ps.	(744)
Foreign currency(1)		—		—		—
Total	Ps.	(660)	Ps.	(84)	Ps.	(744)
Expense from hedging operations
Pesos	Ps.	(269)	Ps.	—	Ps.	(269)
Foreign currency(1)		—		—		—
Total	Ps.	(269)	Ps.	—	Ps.	(269)
Other interest expense
Pesos	Ps.	18	Ps.	—	Ps.	18
Foreign currency(1)		—		—		—
Total	Ps.	18	Ps.	—	Ps.	18
Total interest-bearing liabilities
Pesos	Ps.	1,608	Ps.	(1,127)	Ps.	481
Foreign currency(1)		376		16		392
Total	Ps.	1,984	Ps.	(1,111)	Ps.	873

__________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2013				2015
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	608,950	Ps.	687,354	Ps.	771,329
Foreign currency(1)		73,470		96,511		111,744
Total	Ps.	682,420	Ps.	783,865	Ps.	883,073
Net interest income
Pesos	Ps.	34,757	Ps.	36,507	Ps.	41,572
Foreign currency(1)		1,090		1,104		1,454
Total	Ps.	35,847	Ps.	37,611	Ps.	43,026
Gross yield(2)
Pesos		8.79%		8.00%		7.85%
Foreign currency(1)		2.56		3.02		3.27
Total		8.12%		7.39%		7.27%
Net yield(3)
Pesos		5.71%		5.31%		5.39%
Foreign currency(1)		1.48		1.14		1.30
Total		5.25%		5.05%		4.87%
Yield spread(4)
Pesos		5.31%		4.85%		5.10%
Foreign currency(1)		1.23		0.93		1.46
Total		4.86%		4.54%		4.66%

__________

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2013	2014	2015
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.83%	1.43%	1.35%
ROAE: Return-on-average equity	14.16	13.54	13.22
Dividend pay-out ratio(1)	146.00	26.13	48.27
Average equity as a percentage of average total assets	12.90%	10.56%	10.24%

__________

(1)	Dividends declared per share divided by net income per share. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,
	2013	2014	2015
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	4.60%	4.15%	4.06%
Loans and advances to credit institutions	13.57	12.65	7.65
Loans and advances to customers–excluding credit cards	49.47	50.36	52.43
Loans and advances to customers–credit cards	5.67	5.24	4.95
Debt instruments	26.69	27.60	30.91
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2013, 2014 and 2015, the book value of our investment securities was Ps.171.2 billion, Ps.204.9 billion and Ps.331.0 billion, respectively (representing 20.0%, 21.6% and 28.1% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.141.0 billion, or 82.4%, of our investment securities at December 31, 2013, Ps.160 billion, or 78.1%, of our investment securities at December 31, 2014 and Ps.284 billion, or 85.7%, of our investment securities at December 31, 2015. For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2013, 2014 and 2015, Ps.41.5 billion, Ps.52.1 billion and Ps.77.1 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2013, 2014 and 2015, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 105.0%, 65.5% and 110.7%, of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 47.4%, 90.8% and 147.9 of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2013		2014		2015
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	97,172	Ps.	67,039	Ps.	121,365
Debt instruments issued by the Mexican Central Bank		43,825		92,959		162,200
Foreign government debt securities		13,440		24,734		31,162
Debt instruments issued by private sector		11,285		14,919		13,967
Total debt instruments		165,722		199,651		328,694
Total equity securities		5,448		5,259		2,273
Total investment securities	Ps.	171,170	Ps.	204,910	Ps.	330,967

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at December 31, 2015.

	Maturity as of December 31, 2015
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years Average yield			More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	42,022	3.87%	Ps.	59,078	4.55%	Ps.	14,236	5.65%	Ps.	6,029	6.17%	Ps.	121,365
Debt instruments issued by the Mexican Central Bank		138	3.28		147,815	3.32		14,247	3.49		—	0.00		162,200
Foreign government debt securities		21,777	4.51		9,385	12.45		—	0.00		—	0.00		31,162
Debt instruments issued by the private sector		3,902	4.42		6,728	5.01		3,091	6.41		246	7.03		13,967
Total debt instruments	Ps.	67,839	4.02%	Ps.	223,006	6.33%	Ps.	31,574	3.89%	Ps.	6,275	3.30%	Ps.	328,694

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,
	2013		2014		2015
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	101	Ps.	98	Ps.	98
Call money transactions granted		17,560		11,098		—
Reverse repurchase agreements		70,594		27,379		735
Guarantee deposits—collateral delivered		15,272		20,758		30,223
Other demand accounts		8,316		9,186		13,086
Reciprocal accounts		9,997		26,167		14,192
Total	Ps.	121,840	Ps.	94,686	Ps.	58,334

Loan Portfolio

At December 31, 2013, 2014 and 2015 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.398,516 million, Ps.472,453 million and Ps.554,026 million, respectively, representing 46.45%, 49.7% and 47.1%, of our total assets at such dates, respectively. Loans and advances to customers, net of allowance for impairment losses equaled Ps.384,752 million, Ps.457,255 million and Ps.535,600 million at December 31, 2013, 2014 and 2015, respectively, representing 44.9%, 48.1% and 45.5% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.140,643 million, Ps.128,785 million and Ps.98,643 million at December 31, 2013, 2014 and 2015, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by the board of directors of Banco Santander Mexico through the Comprehensive Risk Management Committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk” for details on our credit approval policies.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015(1)
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	33,378	Ps.	38,732	Ps.	37,387	Ps.	55,865	Ps.	59,922
Commercial, financial and industrial		173,357		179,802		199,474		231,818		278,645
Mortgage		64,043		72,290		91,859		108,184		122,918
Installment loans to individuals		51,097		64,265		69,796		76,586		92,541
Revolving consumer credit card loans		28,637		36,973		39,782		42,104		47,775
Non-revolving consumer loans		22,460		27,292		30,014		34,482		44,766
Total loans		321,875		355,089		398,516		472,453		554,026
Allowance for impairment losses		(7,247)		(9,387)		(13,764)		(15,198)		(18,749)
Loans net of allowance for impairment losses	Ps.	314,628	Ps.	345,702	Ps.	384,752	Ps.	457,255	Ps.	535,277

(1)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,
	2011	2012	2013	2014	2015(2)
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Public sector	0.0%	0.0%	0.0%	0.00%	0.0%
Commercial, financial and industrial	1.5	1.1	4.2	4.1	3.5
Mortgage	3.5	3.4	3.9	4.9	5.3
Installment loans to individuals	3.0	4.6	4.7	4.7	3.8
Revolving consumer credit card loans	3.1	4.0	3.3	4.7	3.9
Non-revolving consumer loans	2.8	5.3	6.4	4.7	3.8
Total	2.0%	2.1%	3.8%	3.9%	3.6%

__________

(1)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans.

(2)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2015.

	IFRS as of December 31, 2015
	Less than 1 year					1 to 5 Years	Over 5 years					Total
	Balance % of total			Balance		% of total	Balance		% of total Balance			% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	16,362	7.16%	Ps.	24,202	11.66%	Ps.	19,358	16.38%	Ps.	59,922	10.82%
Commercial, financial and industrial		167,457	73.32		98,351	47.40		12,837	10.87		278,645	50.29
Mortgages		15,612	6.84		33,926	16.35		73,380	62.12		122,918	22.19
Installment loans to individuals		28,968	12.68		51,013	24.59		12,560	10.63		92,541	16.70
Revolving consumer credit card loans		12,042	5.27		23,190	11.18		12,543	10.62		47,775	8.62
Non-revolving consumer loans		16,926	7.41		27,823	13.41		17	0.01		44,766	8.08
Total loans		228,399	100.00%		207,492	100.00%		118,135	100.00%		554,026	100.00%
Allowance for impairment losses		(18,749)									(18,749)
Loans net of allowance for impairment losses	Ps.	209,650		Ps.	207,492		Ps.	118,135		Ps.	535,277

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2015.

	IFRS as of December 31, 2015
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	204,288
Floating interest rate		349,738
Total	Ps.	554,026

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented. In general, the total interest that we received on our restructured loans in 2011 through 2015 was greater than the amount of non-accrued interest on the basis of the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	171	Ps.	211	Ps.	561	Ps.	916	Ps.	1,103
Restructured loans(1)		299		413		503		412		375
Interest received:
Non-accrual loans(1)	Ps.	108	Ps.	72	Ps.	174	Ps.	250	Ps.	349
Restructured loans(1)		322		521		549		490		419

__________

(1)	These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

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

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2013		2014		2015
	(Millions of pesos)
Commercial	Ps.	13,668	Ps.	11,120	Ps.	9,674
Consumer		715		638		641
Mortgage		1,906		4,174		3,628
Credit card		1,541		1,394		1,331
Total	Ps.	17,830	Ps.	17,326	Ps.	15,274

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
		2011		2012		2013		2014		2015	(2)
		(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	7,558	Ps.	7,247	Ps.	9,387	Ps.	13,764	Ps.	15,198
Impairment losses on loans and receivables(1)		6,620		10,338		16,888		14,831		17,766
Others		(13)		12		19		113		209
Charge-offs against allowance for impairment losses		(6,918)		(8,210)		(12,530)		(13,510)		(14,424)
Allowance for impairment losses at end of year	Ps.	7,247	Ps.	9,387	Ps.	13,764	Ps.	15,198	Ps.	18,749

__________

(1)	The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.1,185 million in 2011, Ps.1,368 million in 2012, Ps.1,983 million in 2013, Ps.1,699 million in 2014 and Ps. 1,725 million in 2015, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(437)	Ps.	(536)	Ps.	(809)	Ps.	(534)	Ps.	(735)
Mortgage		(360)		(658)		(824)		(888)		(739)
Installment loans to individuals		(889)		(826)		(923)		(1,046)		(1,075)
Revolving consumer credit card loans		(722)		(613)		(706)		(696)		(698)
Non-revolving consumer loans		(167)		(213)		(217)		(350)		(377)
Expenses paid to recovery agencies		501		652		573		769		824
Total recoveries of loans previously charged off	Ps.	(1,185)	Ps.	(1,368)	Ps.	(1,983)	Ps.	(1,699)	Ps.	(1,725)

	IFRS
	For the year ended December 31,
		2011		2012		2013		2014		2015	(2)
		(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,261	Ps.	1,166	Ps.	5,331	Ps.	3,925	Ps.	6,173
Mortgage		726		1,014		1,071		1,203		1,039
Installment loans to individuals		4,633		8,158		10,486		9,703		10,554
Revolving consumer credit card loans		2,710		4,753		5,995		5,837		6,044
Non-revolving consumer loans		1,923		3,405		4,491		3,866		4,510
Total impairment losses on loans and receivables(1)	Ps.	6,620	Ps.	10,338	Ps.	16,888	Ps.	14,831	Ps.	17,766

__________

(1)	The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.1,185 million in 2011, Ps.1,368 million in 2012, Ps.1,983 million in 2013, Ps.1,699 million in 2014 and Ps.1,725 million in 2015, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	1,086	Ps.	1,449	Ps.	2,811	Ps.	3,139	Ps.	4,443
Mortgage		419		472		631		642		542
Installment loans to individuals		5,413		6,289		9,088		9,729		9,439
Revolving consumer credit card loans		3,857		4,055		5,467		5,631		5,449
Non-revolving consumer loans		1,556		2,234		3,621		4,098		3,990
Total charge-offs against allowance for impairment losses	Ps.	6,918	Ps.	8,210	Ps.	12,530	Ps.	13,510	Ps.	14,424

__________

(1)	See Note 12 to our audited financial statements for more details.

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	For the year ended December 31,
	2011		% of total allowance	2012		% of total allowance	2013		% of total allowance	2014		% of total allowance	2015(1)		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,913	40.20%	Ps.	2,608	27.78%	Ps.	5,147	37.39%	Ps.	6,031	39.68%	Ps.	7,944	42.37%
Mortgage		461	6.36		1,038	11.06		1,478	10.74		2,054	13.51		2,558	13.64
Installment loans to individuals		3,873	53.44		5,741	61.16		7,139	51.87		7,113	46.81		8,247	43.99
Revolving consumer credit card loans		2,461	33.96		3,159	33.65		3,688	26.79		3,893	25.62		4,488	23.94
Non-revolving consumer loans		1,412	19.48		2,582	27.51		3,451	25.08		3,220	21.19		3,759	20.05
Total	Ps.	7,247	100.00%	Ps.	9,387	100.00%	Ps.	13,764	100.00%	Ps.	15,198	100.00%	Ps.	18,749	100.00%

__________

(1)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Loans

The following tables show our impaired loans.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015(2)
	(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430	Ps.	19,742
Non-performing loans as a percentage of total loans		1.98%		2.06%		3.81%		3.90%		3.56%
Loan charge-offs as a percentage of average total loans		2.38%		2.45%		3.33%		3.10%		2.85%

__________

(1)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans.

(2)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015(2)
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	Ps.	5,004	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430
Additions		12,809		15,523		26,408		24,848		30,006
Transfers to performing loans		(4,513)		(6,366)		(6,032)		(8,083)		(14,270)
Charge-off		(6,918)		(8,210)		(12,530)		(13,510)		(14,424)
Balance at year-end	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430	Ps.	19,742

__________

(1)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans.

(2)	See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015(5)
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	349,009	Ps.	381,660	Ps.	425,701	Ps.	503,232	Ps.	594,900
Non-performing loans(2)		6,382		7,329		15,175		18,430		19,742
Commercial, financial and industrial		2,609		1,912		8,325		9,575		9,673
Mortgage		2,249		2,472		3,590		5,249		6,514
Installment loans to individuals		1,524		2,945		3,260		3,606		3,555
Revolving consumer credit card loans		891		1,492		1,332		1,980		1,846
Non-revolving consumer loans		633		1,453		1,928		1,626		1,709
Allowance for impairment losses		7,247		9,387		13,764		15,198		18,749
Ratios
Non-performing loans to computable credit risk(1)		1.83%		1.92%		3.56%		3.66%		3.32%
Coverage ratio(3)		113.55%		128.08%		90.70%		82.46%		94.97%
Loan charge-off coverage ratio (4)		1.98%		2.15%		2.94%		2.68%		2.42%

__________

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(2)	Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans.

(3)	Allowance for impairment losses as a percentage of non-performing loans.

(4) Loan charge-offs as percentage of computable credit risk.

(5) See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,
	2011		2012		2013		2014		2015
	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	16,380	Ps.	9,643	Ps.	15,592	Ps.	6,790	Ps.	10,837
Repurchase agreements		45,707		19,603		18,519		33,752		145,484
Time deposits		8,006		9,578		12,956		19,977		18,950
Other accounts		5,043		4,064		23,122		21,533		24,537
Accrued interest		57		49		27		26		25
Total deposits from Mexican Central Bank and credit institutions	Ps.	75,193	Ps.	42,937	Ps.	70,216	Ps.	82,078	Ps.	199,833
Customer deposits
Current accounts		177,986		210,837		257,952		294,062		347,737
Savings accounts		24		24		2		1		1
Other deposits		9,122		11,965		11,579		17,069		24,652
Time deposits		128,695		131,476		119,903		133,587		121,385
Repurchase agreements		72,562		51,589		57,506		69,726		46,083
Accrued interest		259		206		182		183		155
Total customer deposits	Ps.	388,648	Ps.	406,097	Ps.	447,124	Ps.	514,628	Ps.	540,013
Total deposits	Ps.	463,841	Ps.	449,034	Ps.	517,340	Ps.	596,706	Ps.	739,846

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2013			2014			2015
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	76,024	2.74%	Ps.	102,646	2.99%	Ps.	191,567	3.12%
Average during year		116,505	3.38		156,689	3.12		199,040	2.96
Maximum month-end balance		155,413	3.94		188,532	3.40		256,412	3.12
Short positions:
At December 31(1)	Ps.	51,964	3.47%	Ps.	27,297	3.11%	Ps.	25,252	3.12
Average during year		55,075	3.64		84,363	3.23		50,479	3.04
Maximum month-end balance		113,751	4.31		109,596	3.52		95,081	3.16
Total short-term borrowings at year end	Ps.	127,988	3.11%	Ps.	129,943	3.05%	Ps.	216,819	3.12%

__________

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 11.b to our audited financial statements.

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

The principal financial authorities that regulate financial institutions are the SHCP, the Mexican Central Bank, the CNBV, the Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro, or CONSAR), the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF), the IPAB and CONDUSEF.

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

Reforms to Mexican Banking Law

In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks’ ability to foreclose on collateral and correct deficiencies of the Commercial Bankruptcy Law, in respect of related policy sanctions and certain other activities.

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

Commercial Bankruptcy Law

The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy. Recent amendments permit parties to move directly to the bankruptcy stage.

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

The Mexican Commercial Bankruptcy Law establishes precise rules that determine when a debtor is in general default in its payment obligations. The principal indications are failure by a debtor to comply with its payment obligations in respect of two or more creditors, and the existence of any of the following two conditions: (i) 35.0%

or more of a debtor’s outstanding liabilities are 30 days past due; or (ii) the debtor fails to have certain specifically defined liquid assets and receivables to cover at least 80.0% of its obligations which are due and payable.

Applicable law provides for the use and training of experts in the field of insolvency and the creation of an entity to coordinate their efforts. Such experts include the intervener (interventor), conciliator (conciliador) and receiver (síndico). The IPAB acts as the liquidator and receiver and the CONDUSEF may appoint up to three interveners.

On the date the insolvency judgment is entered, all peso-denominated obligations are converted into UDIs, and foreign currency-denominated obligations are converted into pesos at the rate of exchange for that date and then converted into UDIs. Only creditors with a perfected security interest (i.e., mortgage, pledge or security trust) continue to accrue interest on their loans. The Mexican Commercial Bankruptcy Law mandates the netting of derivative transactions upon the declaration of insolvency.

The Mexican Commercial Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency (recently modified as set forth below). This period is referred to as the retroactivity period. Nevertheless, upon the reasoned request of the conciliator, the intervenors, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

The Mexican Congress has approved changes to the Mexican Commercial Bankruptcy Law, intended to improve the application of such law. Relevant changes include (i) the consolidation of bankruptcy proceedings affecting parent and subsidiary companies, (ii) the immediate application of liquid assets provided as collateral (without judicial intervention), in connection with the netting and close out of derivative and similar contracts, (iii) setting forth an outside limit to bankruptcy restructuring (three years), (iv) permitting trustees and other creditor representatives to submit claims on behalf of groups of creditors, (v) expressly recognizing subordinated creditors, and deeming related party creditors as subordinated creditors, and (vi) making members of the Board of Directors liable to the bankrupt debtor if such member acted when affected by a conflict of interest, self-dealing and otherwise against the interests of the bankrupt debtor.

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

On January 9, 2015, the General Rules Applicable to Financial Entities and other Persons that Provide Investment Services (Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión, or the “Investment Services Rules”) were published. The purpose of the Investment Services Rules includes having a sole regulation that contains the rules applicable to brokerage firms, credit institutions and investment advisors, companies that operate mutual funds and companies or entities that distribute shares of mutual funds.

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

Incorporation of a Financial Group and Subsidiaries

Financial groups are integrated by a number of financial operating entities controlled by a financial services holding company, such as Grupo Financiero Santander Mexico. Such financial operating entities may include bonded-warehousing companies, foreign exchange service providers, surety companies, insurance companies, brokerage firms, banks, mutual fund operators, mutual fund distributors, retirement fund administrators, Sofomes and certain financial companies. Financial groups may be generally comprised of a financial services holding company and any two financial institutions (which may be of the same type of financial institution). Financial services holding companies are now permitted to hold minority interests in certain subsidiaries. New legislation permits the incorporation of sub-holding companies, which permit indirect investments of the holding company in the financial services companies of the same financial group and in other non-financial companies of the same financial group, such as service companies and real estate companies.

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

Additionally, banks must publish on their website, among other information:

•	the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;

•	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their background, education and experience;

•	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;

•	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;

•	any information requested by the CNBV to approve the accounting criteria and special accounting registries;

•	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;

•	the credit rating of their portfolio;

•	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;

•	financial ratios;

•	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and

•	the bank’s bylaws.

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

Non-viable Mexican banks will be liquidated pursuant to a procedure set forth in the Mexican Banking Law, under which IPAB will act as liquidator, will conduct the procedures necessary to collect fees and pay creditors (respective parties specified under the Mexican Banking Law) and will take all measures conducive to the bank’s liquidations. The Mexican Banking Law reflects provisions related to the dissolution and liquidation of Mexican banks. Liquidation proceedings may be conducted in-court or out of court, depending upon the circumstances affecting the relevant Mexican bank. In addition to liquidation proceedings, Mexican banks may be declared in bankruptcy pursuant to a specialized proceeding set forth in the Mexican Commercial Bankruptcy Law.

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

A CNBV Intervention pursuant to Articles 129 through 146 of the Mexican Banking Law will only occur when (i) during a calendar month, the Capital Ratio of a bank is reduced from a level equal to or below the minimum Capital Ratio required under Article 50 of the Mexican Banking Law, to 50% or less than such minimum Capital Ratio, (ii) the bank does not maintain the minimum Capital Ratio required in accordance with the Mexican Banking Law, and such bank does not operate under the conditional regime referred to in article 29 Bis 2 of the law, or (iii) the bank (a) for an amount in pesos exceeding the equivalent of twenty million UDIs (1) does not pay loans granted by another bank, foreign financial entity or the Mexican Central Bank, or (2) does not pay the principal and interest amounts of securities issued by it and deposited in a securities deposit institution, (b) within two or more business days and for an amount in pesos exceeding the equivalent of two million UDIs (1) does not pay one or more participants the amounts due under any compensation process carried out through a clearinghouse or central counterparty, or does not pay three or more checks for a total amount of two million UDIs, that have been excluded from a clearinghouse for causes attributable to the drawee institution in terms of the applicable provisions, or (2) does not pay in the bank windows of two or more branches the banking deposits and cash withdrawals carried out by 100 or more of their customers and that total said amount.

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

Causes to Revoke a Banking License. The following are the events upon which the CNBV may revoke a banking license:

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

The General Rules Applicable to Mexican Banks, currently specify that Mexican banks may be classified in several categories based on their Capital Ratio, Tier 1 capital and Fundamental Tier 1 Capital. The relevant corrective measures applicable to the Bank are determined based on the following classifications:

Class	Capital Ratio	Tier 1 Capital	Fundamental Tier 1 Capital

Class I	Equal to or greater than 10.5%	Equal to or greater than 8.5%	Equal to or greater than 7%

Class II	Equal to or greater than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%

Class II	Equal to or greater than 8% and less than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%

Class III	Equal to or greater than 8%	Less than 6.0%	Equal to or greater than 4.5%

Class III	Equal to or greater than 7% and less than 8%	Equal to or greater than 6%	Equal to or greater than 4.5%

Class IV	Equal to or greater than 7% and less than 8%	Less than 6%	Equal to or greater than 4.5%

Class IV	Equal to or Greater than 4.5% and less than 7%	Equal to or greater than 4.5%	Equal to or greater than 4.5%

Class V	Less than 4.5%	Not Applicable	Less than 4.5%

 This table is based upon the table set forth in Article 220 of the General Rules Applicable to Mexican Banks, which should be consulted for a complete understanding of the applicable requirements.

Furthermore, the General Rules Applicable to Mexican Banks provide that none of Capital Ratio, Tier 1 capital or Fundamental Tier 1 Capital shall be subject to a maximum limit if (a) the Capital Ratio is equal to or exceeds 10.5%, (b) Tier 1 capital is equal to or exceeds 8.5%, and (c) Fundamental Tier 1 Capital is equal to or exceeds 7.0%

For clarification purposes, Tier 1 capital means the two components of Tier 1 capital (Fundamental Tier 1 Capital and Non-fundamental Tier 1Capital) as such terms are defined in the Rules for Capitalization. Fundamental Tier 1 Capital means only the basic or fundamental amount of Tier 1 capital (excluding Non-fundamental Tier 1 Capital) as such term is defined in the Rules for Capitalization, as further described below. Tier 2 capital refers to the additional portion (parte complementaria) of total net capital; as such term is defined in the Rules for Capitalization. Tier 1 capital refers to the basic portion (parte básica) of total net capital, as such term is defined in the Rules for Capitalization.

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

Every Mexican bank must create certain legal reserves (fondo de reserva) that are considered to be part of Tier 1 capital. Banks must separate and allocate 10.0% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation). The remainder of net income, to the extent not distributed to shareholders as dividends, is added to the retained earnings account. Under Mexican law, dividends may not be paid out against the legal reserve. As of December 31, 2015, we and our subsidiaries operating in the financial sector had set aside an aggregate of Ps.10,488 million in legal reserves (including Ps.386 million in legal reserves for Grupo Financiero Santander Mexico on an individual basis) compared to aggregate paid-in capital without adjustment for inflation of Ps.25,658 million, which is the same as paid-in capital of Grupo Financiero Santander Mexico on an individual basis, in each case as determined in accordance with Mexican Banking GAAP.

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

Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Bank has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation has been delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Gazette the General Liquidity Requirements for Banking Institutions in Mexico as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014. The effective date of the aforementioned requirements was January 1, 2015.

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

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

Under IFRS, we apply the following criteria to classify loans and advances as impaired loans:

•	Commercial, financial and industrial loans

•	Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

•	Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after principal or interest become due.

•	Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.

•	Mortgage loans

•	Mortgage loans are considered impaired when a payment is past due more than 90 days.

•	Installment loans to individuals

•	Revolving consumer credit cards loans are considered impaired when payment is not received 90 days after they become due.

•	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

•	If the borrower is declared bankrupt in accordance with the Commercial Bankruptcy Law.

•	We also consider as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are equivalent to more than 20% of the total outstanding amounts.

•	Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to their contractual terms are considered impaired loans. This analysis includes, among others, customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, and insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Impaired loans which are renegotiated, will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

With regard to uncollected accrued interest on impaired loans, the Bank creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are normally written off considering the following:

•	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, SME loans and revolving SME loans are written off when the loans become 181 and 151 days past due, respectively.

•	Mortgage loans are generally written off when they have been past due for 36 months.

•	For installment loans to individuals, any portion of the balance that the Group does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

In accordance with Mexican Banking GAAP, we apply the following criteria to classify past-due loans as non-performing:

•	Loans with a single payment of principal and interest at maturity are considered non-performing 30 calendar days after the date of maturity.

•	Loans with a single payment of principal at maturity and with scheduled interest payments are considered non-performing 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.

•	Loans with a payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.

•	In the case of revolving credit, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.

•	Mortgage loans with periodic payments of principal and interest are considered non-performing when a payment is 90 days or more past due.

•	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.

•	If the debtor files for bankruptcy protection, except for those loans:

•	That continue to receive payments in terms of the provisions of section VIII of Article 43 of the Mexican Commercial Bankruptcy Law, or

•	That have been granted under Article 75, Sections II and III of Article 224 of the Mexican Commercial Bankruptcy Law, applying different adjustment factors or deductions with respect to each type of guarantee.

For Mexican Banking GAAP purposes, restructured or renewed non-performing loans are not considered as performing until there is evidence of sustained payment; i.e., evidence of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the credit payment scheme, or in the case of credits with installments that cover periods in excess of 60 calendar days, the payment of one installment as established in Mexican Banking GAAP.

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

Classification of loans and allowance for impairment losses under Mexican Banking GAAP

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for impairment losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees. The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio. Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules. However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV, effective as of October 1, 2015, to use our internal models to determine our allowance for impairment losses under Mexican Banking GAAP as an alternative to the standard generic models developed by the CNBV. Our approach is based on the Advanced Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance. This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor. We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV. Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our loan portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us. While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

The loan classification and rating rules require that consumer loans to individuals be stratified on a loan-by-loan basis, considering the type of loan, amounts due, the number of unpaid billing periods applicable to the relevant loans, collateral received and other factors that may influence delinquency, on an expected loss basis; and that a statutory percentage be applied to loans that are past due for each level, as a means to create an allowance for impairment losses under Mexican Banking GAAP.

The allowance for impairment losses created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made. Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required. Our total loans portfolio may be classified as A, B, C, D or E, depending upon the percentage of allowance required (from 0% to 100%); credit card consumer loans may be classified as A, B-1, B-2, C, D or E also depending upon the percentage of allowance required.

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

Since June 2013, the grading of commercial loan portfolios is also based on an expected loss model that is calculated on a loan-by-loan basis under Mexican Banking GAAP. In this model, the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well on the type and coverage of the collaterals and guarantees that cover the loans. The qualitative characteristics include country and industry risk, market position, corporate governance and quality of the management. The quantitative characteristics include payment experience in the credit bureau, payment experience with Infonavit and financial statement ratios that capture the financial risk of the debtor.

The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican federal government) as of the end of each quarter and the classification must be reported to the CNBV. The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

All charge-offs of uncollectible loans are charged against the allowance for impairment losses. Mexican banks are required to obtain authorization from their Board of Directors to charged-off loans.

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

Liquidity Requirements for Foreign Currency-Denominated Liabilities

Pursuant to regulations of the Mexican Central Bank, the total amount of maturity-adjusted (by applying a factor, depending upon the maturity of the relevant liability) net liabilities denominated or indexed to foreign currencies that Mexican banks, their subsidiaries or their foreign agencies or branches may maintain (calculated daily), is limited to 1.83 times the amount of their Tier 1 capital. To calculate such limit, maturity-adjusted foreign currency-denominated or indexed assets (including liquid assets, assets with a maturity of less than one year, short-term derivatives and spot foreign exchange transactions) are subtracted from maturity-adjusted foreign currency-denominated or indexed liabilities, and the aforementioned factor is applied to the resulting amount.

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

Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio. Derivative transactions that are entered into in over-the-counter (OTC) markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofomes, and any other counterpart authorized by the Mexican Central Bank. Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee. Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party. The counterparties in respect of hedging derivatives transactions entered into by Mexican banks must be other Mexican banks, Mexican financial entities authorized to enter into such derivatives by the Mexican Central Bank or foreign financial institutions or recognized markets. Derivatives must be entered into pursuant to master agreements that must include terms and guidelines, similar to international standards such as International Swap and Derivatives Association (ISDA) master agreements and master agreements approved for the domestic market. As an exception to applicable rules, Mexican banks may pledge cash, receivables and securities to secure obligations resulting from their derivative transactions.

The Bank has received approval from the Mexican Central Bank to engage in swaps, forwards and options related to stocks, indices, currencies and interest rates.

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

Money Laundering Regulations

Mexico has in effect rules relating to money laundering and terrorist financing; the most recent set of rules have been in effect since April 21, 2009 and have subsequently been amended (the “General Provisions on Money Laundering and Terrorist Financing”) through certain publications on the Official Gazette of the Federation in 2010, 2011, 2013, 2014 and 2015.

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

In June 2010, new regulations were issued by the SHCP, as amended in September and December 2010 and August 2011, which restrict cash transactions denominated in U.S. dollars that may be entered into by Mexican banks. Pursuant to such regulations, Mexican banks are not permitted to receive physical cash amounts, in U.S. dollars, from individuals in excess of U.S.$4,000 per month for deposits. Mexican banks are also not permitted to receive physical cash amounts, in U.S. dollars, from their corporate clients, except in very limited circumstances.

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

The amendments to the General Provisions on Money Laundering and Terrorist Financing published in the Official Gazette of the Federation (Diario Oficial de la Federación) on April 25, 2014, September 12, 2014 and December 31, 2014, added the following obligations to the prevention of money laundering and terrorist financing:

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

The last amendments to the General Provisions on Money Laundering and Terrorist Financing were published in the Official Gazette of the Federation (Diario Oficial de la Federación) on September 10, 2015, adding the following to the prevention of money laundering and terrorist financing:

•	An additional 30-day period was granted to submit unusual transactions reports, according to the guidelines to be published by the Ministry of Finance.

• Additional time, up to and including September 2016, to update the customer identification file for Trust Customers.

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

In June 2014, the first group of the Mexican Supreme Court of Justice issued a jurisprudential thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced rate. The elements the judge should take into account to determine if a rate is evidently excessive are: (a) the type of relationship between the parties; (b) the qualification of the persons intervening in the subscription of the note and if the activity of the creditor is regulated; (c) the purpose of the credit; (d) the amount of the loan; (e) the term of the loan; (f) the existence of guaranties for the payment of the loan; (g) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (h) the variation of the national inflation index during the term of the loan; (i) market conditions; and (j) other issues that may be relevant for the judge.

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

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$124,790 as of December 31, 2015), per person per bank.

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

Revocation of Authorization

The CNBV may revoke the authorization to operate as a broker-dealer if, among other things, the broker-dealer (i) does not incorporate or does not file its incorporation deed before the Public Registry of Commerce within six months counted from the date of the authorization, (ii) does not pay the minimum capital upon incorporation, (iii) does not start operations within six months counted from the date of its registration before the Public Registry of Commerce, (iv) obtains the authorization to incorporate and operate using false documentation or information or misrepresentations, (v) incurs losses that reduce its capital to a level lower than the minimum required, (vi) knowingly provides false, imprecise or incomplete information to the financial authorities that does not adequately reflect its actual financial, administrative, economic and legal situation, (vii) does not comply with the minimum or special preventive or corrective measures, (viii) repeats an offense or conduct that resulted in a partial suspension of its activities, (ix) repeatedly fails to comply with the provisions regarding the separation between the cash and securities of its clients and the broker-dealer assets, (x) repeatedly fails to comply with the provisions of operative and accounting registries, (xi) repeatedly fails to fulfill its obligations deriving from contractual operations for causes attributable to itself, (xii) gravely or repeatedly infringes applicable law, (xiii) does not perform its corporate purpose for a period of over six months, (xiv) enters dissolution and liquidation procedures, and (xv) is declared bankrupt by a judicial authority.

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

Dodd-Frank Act

Regulation of Derivatives

Title VII of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, established and revised the U.S. regulatory regime for derivatives contracts, including swaps, security-based swaps and mixed swaps (generically referred to in this paragraph as “swaps”). Among other things, Title VII provides the Commodity Futures Trading Commission, or CFTC, and the SEC, with jurisdiction and regulatory authority over swaps, establishes a comprehensive registration and regulatory framework applicable to swap dealers and other major market participants in swaps (referred to as “major swap participants”), imposes clearing and execution requirements on many types of swaps, requires swap market participants to report all swaps transactions to swap data repositories and will require higher margin payments for uncleared swaps once the uncleared swap margin rules go into effect. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to capital, margin, business conduct, recordkeeping, clearing, execution, reporting, and other requirements. The specific parameters of these requirements have been or will be implemented through CFTC, SEC and bank regulator rulemakings.

Banco Santander Mexico may, in the future, determine that it is required to register as a swap dealer with the CFTC or SEC as a result of its swaps activities. Banco Santander Mexico will face increased costs and regulatory oversight if it registers as a swap dealer due to the regulatory requirements indicated above.

Volcker Rule

The Volcker Rule, a statutory provision of the Dodd-Frank Act, prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in or entering into certain credit-related transactions with related covered funds, in each case subject to certain limited exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that must rely on Section 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar foreign funds. The Volcker Rule became effective in July 2012 and in December 2013 U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as Banco Santander Parent must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.

In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds put in place after December 31, 2013. Banco Santander Parent, including Grupo Financiero Santander Mexico, has assessed how the final rules implementing the Volcker Rule affect the Group’s businesses and has adopted the necessary measures to bring our activities into compliance with the rules.

After a reasonable review, the CEO confirmed that, for the period of July 22, 2015 through December 31, 2015, the Bank had in place processes to establish, maintain, enforce, review and test the compliance program established in a manner reasonably designed to achieve compliance with the Volcker Rule.

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

The following activities are disclosed in response to Section 13(r) with respect to certain affiliates of Santander UK, one of the affiliates within the Santander Group.

During the period covered by this annual report:

(a) Santander UK holds frozen savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts is negligible.

(b) An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was approximately £188 while net profits in 2015 were negligible relative to the overall profits of Banco Santander Parent.

(c) During the third quarter of 2015 two additional Santander UK customers were designated. A UK national is designated by the U.S. under the Specially Designated Global Terrorist (“SDGT”) sanctions program and is on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons (“SDN”) List. This customer holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is blocked. Net profits in the third and fourth quarter of 2015 in connection with this account were negligible relative to the overall profits of Banco Santander Parent. A second UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. No transactions were made in the third and fourth quarter of 2015 and his account is blocked and in arrears.

(d) In addition, during the fourth quarter of 2015, Santander UK has identified one additional customer. A UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits in the fourth quarter of 2015 were negligible relative to the overall profits of Banco Santander Parent.

In addition, the Santander Group has an outstanding legacy export credit facility with Bank Mellat, which was on the U.S. SDN List at December 31, 2015. In 2005 Banco Santander Parent participated in a syndicated credit facility for Bank Mellat of U.S.$15.5 million, which matured on July 6, 2015. As of December 31, 2015, the Santander Group was owed U.S.$0.3 million not paid at maturity under this credit facility and 95% covered by official export credit agencies.

Banco Santander Parent has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Banco Santander Parent has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Banco Santander Parent under this facility since it was granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations—either under tender documents or under contracting agreements—of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would need prior approval from the Spanish Government to pay any amounts due to Bank Sepah or Bank Mellat pursuant to Council Regulation (EU) No. 2015/1861.

In the aggregate, all of the transactions described above resulted in approximately U.S.$15,000 gross revenues and approximately U.S.$77,000 net loss to the Santander Group in 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount — which payment would be subject to prior approval (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C. Organizational Structure

Banco Santander Parent is our controlling shareholder and owns, directly or indirectly, 74.97% of our total capital stock. The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2015, based on publicly available annual reports. As of December 31, 2015, the Santander Group had 13,030 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of December 31, 2015.

IFRS at December 31, 2015	IFRS at December 31, 2015
Total assets: Ps.1,174,565 million (99.88% of total) Net income: Ps.14,060 million (100.40% of total) Total equity: Ps.107,716 million (98.23% of total)	Total assets: Ps.976 million (0.08% of total) Net income: Ps.8 million (0.06% of total) Total equity: Ps.1,009 million (0.92% of total)

All of our principal subsidiaries are incorporated in Mexico.

D.	Property, Plants and Equipment

We are domiciled in Mexico and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

We also own two other buildings in Queretaro and rent 152 other buildings. The branches operated at rented locations have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2015	Number
Central Offices
Owned	3
Rented	152
Total	155
Branches
Owned	4
Rented(1)	1,332
Total(2)	1,336
SME Center
Owned	0
Rented	18
Total	18
Other Property(3)
Owned	0
Rented	1,028
Total	1,028

__________

(1)	Includes 69 branches under bailment (comodato).

(2)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see Note 2.k to our audited financial statements.

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

At the end of 2015, we finished our intended plan to add 200 new branches to our branch network. This expansion cost approximately Ps.1.03 billion and it was funded using our working capital. We opened an additional 15 branches and invest Ps.46 million in connection with these new branches during 2015.

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

Economic Environment

In 2010, economic activity recovered from the lows observed in 2009, mainly driven by a sharp rebound in external demand. GDP growth was 5.1% in 2010, with broad recoveries in all sectors, particularly in the manufacturing and services sectors. Manufacturing increased 8.6%, while electricity, water and gas supply sectors grew 4.5% in real annual terms in the same period. Headline inflation reached 4.4% for the year, slightly above the Mexican Central Bank’s long-term objective of 3.0%. The consequences of the worldwide financial crisis that began in 2008 continued to affect our operating performance during the first half of 2010. Specifically, charge-offs related to our credit card business were made during this period, while low interest rates had an adverse impact on our financial margins. However, as the Mexican economy strengthened in the second half of 2010, business conditions improved in Mexico.

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

In 2013, the Mexican economy posted a slowdown, with an annual GDP growth rate of just 1.4%. Service activities grew by 2.5% in 2013 compared to 2012, with a 2.3% growth in trade activities during the same period. Manufacturing increased 0.1% in 2013. At the same time, headline inflation posted a slight increase and closed at 4.0%, while the peso depreciated 1.7% against the U.S. dollar during the year.

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

In 2015, the Mexican economy grew at an annual GDP growth rate of 2.5%, supported mainly by domestic demand. At the same time, headline inflation posted a record low of 2.1%, mainly due to the effects of several measures related to the energy reform, while the peso depreciated 16.7% against the U.S. dollar during the year. The sharp drop in global oil prices and the significant reduction of oil production in Mexico, together with the increase of interest rates in the U.S. and Mexico and global economic uncertainty increased and will continue to increase volatility in the foreign exchange market.

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

In 2011 and 2012, the Mexican economy continued to recover without experiencing a significant increase in inflation. In this context, monetary authorities in Mexico did not change the reference interest rate during 2012, which was 4.5% from July 2009 to March 2013. Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at an average level of 4.14% and have remained relatively stable, closing at an average rate of 4.05% during December 2012. In March 2013, the Mexican Central Bank changed the reference interest rate to 4.0%, and in the second half of 2013, further reduced the interest rate by 25 basis points, both in September and October, leaving the target rate at 3.5%. In June 2014, the Mexican Central Bank announced a 50 basis point interest rate reduction due to a weaker-than-expected performance by the economy, leaving the target rate at 3.0%. In December 2015, the Mexican Central Bank increased the target rate by 25 basis points (leaving the rate at 3.25%), in response to the 25 basis points increase in the fed funds rate. The absence of an adjustment in the reference rate could generate an additional and disorderly depreciation of the Mexican currency, affecting both inflation expectations and inflation itself. This low interest rate environment over the past years has impacted both our cost of funding and our interest income in different ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which is comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) has provided a hedge against reductions in interest rates, and our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been around 2% of the net interest margin for each year. Similarly, and given that interest rates have remained relatively stable since 2009, we consider the effects of low interest rates on our net interest margin as non-material over the past five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

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

Fair value measurements and disclosures of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

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

We are required to disclose the valuation methods used to determine fair value measurements. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable inputs (Level 2) and valuation techniques using significant unobservable inputs (Level 3). Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability Such disclosure is provided in Note 2.d.iii (for assets and liabilities carried at fair value) and Note 45.c (for financial instruments that are carried at amortized cost) to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

Allowance for impairment losses and provisions for off-balance sheet risk

We recognize credit losses inherent in financial instruments not measured at fair value taking into account historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: “exposure at default,” “probability of default,” “loss given default” and the “loss identification period” as further discussed in Note 2.g to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Defined benefit plan

The net cost of our defined benefit pension plan and other post-employment medical benefits and the present value of our pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate, which may differ from actual developments in the future. Any changes in these assumptions will impact the carrying value of our pension obligations which may affect our results of operations. Further details about our pension obligations are included in Note 24.c. to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

Application of New and Revised IFRS

In 2015, we applied a number of new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2015. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements. See Note 1.b to our audited financial statements included elsewhere in this annual report on Form 20-F.

A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents our consolidated results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

	For the year ended December 31,
	2014		2015		2015		2015/2014
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	57,916	Ps.	64,204	U.S.$	3,722	10.86%
Interest expenses and similar charges		(20,305)		(21,178)		(1,228)	4.30%
Net Interest Income	Ps.	37,611	Ps.	43,026	U.S.$	2,494	14.40%
Income from equity instruments		153		117		7	(23.53%)
Fee and commission income (net)		13,373		14,083		816	5.31%
Gains/(losses) on financial assets and liabilities (net)		2,619		2,489		144	(4.96%)
Exchange differences (net)		(11)		6		—	(154.55%)
Other operating income		487		457		26	(6.16%)
Other operating expenses		(2,479)		(3,011)		(175)	21.46%
Total Income	Ps.	51,753	Ps.	57,167	U.S.$	3,312	10.46%
Administrative expenses		(19,897)		(21,332)		(1,237)	7.21%
Personnel expenses		(9,977)		(11,033)		(640)	10.58%
Other general administrative expenses		(9,920)		(10,299)		(597)	3.82%
Depreciation and amortization		(1,682)		(1,864)		(108)	10.82%
Impairment losses on financial assets (net)		(13,132)		(16,041)		(930)	22.15%
Loans and receivables		(13,132)		(16,041)		(930)	22.15%
Impairment losses on other assets (net):		(48)		—		—	(100.00%)
Other intangible assets		—		—		—	—
Non-current assets held for sale		(48)		—		—	(100.00%)
Provisions (net)(2)		(157)		270		16	(271.97%)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		8		7		—	(12.50%)
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		(15)		91		5	(706.67%)
Operating Profit Before Tax	Ps.	16,830	Ps.	18,298	U.S.$	1,058	8.72%
Income tax		(3,541)		(4,294)		(249)	21.27%
Profit from Continuing Operations		13,289		14,004		809	5.38%
Profit from Discontinued Operations (net)		—		—		—	—
Profit for the Year	Ps.	13,289	Ps.	14,004	U.S.$	809	5.38%
Profit attributable to the Parent		13,288		14,003		809	5.38%
Profit attributable to non-controlling interests		1		1		—	—

____________

(1)	Results for the year ended December 31, 2015 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.17.2487 per U.S.$1.00 as calculated on December 31, 2015 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 4, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

Profit in 2015 was Ps.14,004 million, a 5.4% or Ps.715 million increase from Ps.13,289 million in 2014. These results reflect mainly:

•	a Ps. 5,415 million, or 14.4%, increase in net interest income due primarily to a growth in loans;

•	a Ps. 710 million, or 5.3%, increase in income from fees and commissions (net) to Ps.14,083 million, mainly resulting from: (i) growth in sales of insurance, (ii) collections and payments, (iii) foreign exchange and (iv) financial advisory service fees, which more than offset lower credit and debit card fees. The decline in credit and debit card fees during the year resulted from higher expenses incurred in connection with reward programs and placement fees related to selling credit cards outside our existing customer pool, including telemarketing in an effort to continue growing our volumes in this product segment.

These positive results were partially offset by:

•	a Ps.2,909 million, or 22.2%, increase in impairment losses on loans and receivables (net), principally as a result of (i) business volume growth across all segments, mainly in our commercial, financial and industrial portfolio, revolving consumer credit card loan portfolio and non-revolving consumer loan portfolio; and (ii) an increase in impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders;

•	a Ps.1,435 million, or 7.2%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in rental expenses, technology and systems, taxes other than income tax, administrative services and advertising and communication expenses;

•	a Ps.753 million, or 21.3% increase in income tax that resulted in a 23.5% effective tax rate in the year as compared to 21.0% in 2014;

•	a Ps.532 million, or 21.5%, increase in other expenses, mainly due to higher contributions to the IPAB, resulting from an increase in customer deposits;

•	a Ps.130 million, or 5.0%, decrease in gains on financial assets and liabilities (net), mainly resulting from a decrease in gains from equity securities, driven by losses in equity derivatives mainly due to low yields from the main stock indexes, including the IPC, Ibex and S&P.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.52,292 million, or 81.4%, of our total interest and similar income in 2015, with the remaining interest income of Ps.11,912 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2015, interest expense on customer deposits was Ps.8,954 million, representing 42.3% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.3,990 million, Ps.3,183 million and Ps.1,781 million, respectively, in 2015, representing 18.8%, 15.0% and 8.4% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.6,001 million, representing 28.3% of our total interest expense in 2015, while interest expense on subordinated debentures was Ps.1,259 million, representing 5.9% of our total interest expense in 2015. Interest expenses and similar charges increased by Ps.873 million, or 4.3%, in 2015 compared to 2014.

Our net interest income in 2015 was Ps.43,026 million, a Ps.5,415 million, or 14.4%, increase from Ps.37,611 million in 2014. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, partly offset by an increase in our interest expense, mainly due to higher interest we paid on deposits from the Mexican Central Bank which include repurchase agreements of governmental bonds with financial institutions, which were in turn partially offset by decreases in interest paid on the funding obtained through repurchase agreements with non-financial institutions and other customers.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2015 and 2014.

	For the year ended December 31,
	2014		2015		2014/2015
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,061	Ps.	1,102	3.86%
Loans and advances to credit institutions		2,913		2,065	(29.11)
Loans and advances to customers—excluding credit cards		34,380		39,911	16.09
Loans and advances to customers—credit cards		10,121		10,316	1.93
Debt instruments		9,095		10,524	15.71
Income from hedging operations		277		237	(14.44)
Other interest income		69		49	(28.99)
Total	Ps.	57,916	Ps.	64,204	10.86%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(4,183)	Ps.	(6,001)	43.46%
Customer deposits—Demand accounts		(3,054)		(3,183)	4.22
Customer deposits—Time deposits		(3,808)		(3,990)	4.78
Customer deposits—Repurchase agreements		(2,306)		(1,781)	(22.77)
Subordinated debentures		(1,051)		(1,259)	19.79
Marketable debt securities and other financial liabilities		(1,837)		(1,893)	3.05
Other liabilities		(3,132)		(2,388)	(23.75)
Expenses from hedging operations		(735)		(466)	(36.60)
Other interest expenses		(199)		(217)	9.05
Total	Ps.	(20,305)	Ps.	(21,178)	4.30%
Net interest income	Ps.	37,611	Ps.	43,026	14.40%

The following table sets forth the components of our average loans and advances to customers in 2014 and 2015.

	As of December 31,
	2014		2015		2014/2015
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	265,811	Ps.	310,391	16.77%
Mortgage		98,341		112,948	14.85
Installment loans to individuals		71,625		83,278	16.27
Revolving consumer credit card loans		41,053		43,713	6.48
Non-revolving consumer loans		30,572		39,565	29.42
Total	Ps.	435,777	Ps.	506,617	16.26%

Average total interest-earning assets were Ps.883,073 million in 2015, a 12.7% or Ps.99,208 million increase from Ps.783,865 million in 2014. This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.68,180 million, or 17.3%, from Ps.394,724 million in 2014 to Ps.462,904 million in 2015, (ii) an increase in the average balance of debt instruments of Ps.56,651 million, or 26.2%, from Ps.216,344 million in 2014 to Ps.272,995 million in 2015, (iii) an increase in the average volume of cash and balances with the Mexican Central Bank of Ps.3,326 million, or 10.2%, from Ps.32,546 million in 2014 to Ps.35,872 million in 2015, and (iv) an increase in the average balance of revolving consumer credit card loans of Ps.2,660 million, or 6.5%, from Ps.41,053 million in 2014 to Ps.43,713 million in 2015. These increases were partly offset by a Ps.31,609 million, or 31.9%, decrease in the average volume of loans and advances to credit institutions, mainly due to a decrease in reverse repurchase agreements with these entities, as a result of a general reduction in the activities of the credit institutions.

Interest income and similar income from interest-earning assets increased by Ps.6,288 million, or 10.9%, from Ps.57,916 million in 2014 to Ps.64,204 million in 2015, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, partly offset by a decrease in interest income from loans and advances to credit institutions. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.68,180 million increase in average volumes in our customer loan portfolio excluding credit cards in 2015 compared to 2014, which was comprised of: (i) a Ps.44,580 million increase in average commercial, financial and industrial loans, (ii) a Ps.14,607 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps.8,993 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.2,660 million increase in the average volume of the credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth resulting from streamlined approval processes. During 2015, in response to increased competition that started in 2014, we continued our strategy to originate lending mainly through relatively low-interest rate products, such as “Hipoteca Santander Premier” with an interest rate of 9.60%, targeting high income individuals with good credit scores, a minimum property value of Ps.1.2 million and a maximum loan-to-value ratio of 70%, and “Hipoteca Inteligente” with a variable interest rate, which are part of a diverse product offering for multiple purposes such as property acquisition, construction, completion of construction projects, mortgage substitutions, land purchase and liquidity. On October 2015, we were the first and only bank to work with federal government institutions in the launching of “Hipoteca RIF,” the first mortgage product for individuals that formalized their commercial activities and were incorporated to the fiscal system through the RIF (Régimen de Incorporación Fiscal). This program provides mortgages of up to 500,000 UDIs (approximately U.S.$2.7 million) with fixed interest rate payments, and offer a twelfth month free to those accounts that are current (with us and with their fiscal obligations) and have made timely payments. With respect to the commercial segments, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, both payroll and personal loans increased mainly due to a strategic sales effort focused on these two products.Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to increased commercial activity and to effective promotions and reward programs launched during the year to incentivize credit card use and attract new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards. These strategies, in combination with our strong focus on consumer loans, have allowed us to achieve above-market growth rates and market share gains of 70 basis points in credit cards and 150 basis points in consumer loans over the past twelve months.

Average interest rates on interest-earning assets decreased by 12 basis points, from 7.39% in 2014 to 7.27% in 2015, which was mainly due to a 9 basis points decrease in the average interest rate on loans and advances to customers excluding credit cards, from 8.71% in 2014 to 8.62% in 2015, which partially resulted from the prevailing low reference rate in 2015 following its reduction by the Mexican Central Bank during 2014 and most of 2015. The reference rate was increased in December 2015. Additionally, the average interest rate earned on our mortgage loan portfolio in 2015 decreased 21 basis points as we continued to originate new loans through lower interest rate products (i.e., Premier 9.60%), which were introduced in 2014 in response to a more competitive mortgage market. Amortizations of old vintages originated with relatively higher rate products and their substitution for new originations at current lower rates also contributed to such decrease. The average interest rate on commercial, financial and industrial loans decreased by 15 basis points from 6.22% in 2014 to 6.07% in 2015 and by 89 basis points on consumer loans (excluding credit cards) from 26.19% in 2014 to 25.30% in 2015. Additionally, these results were driven by (i) a 12 basis point decrease in the average interest rate on loans and advances to credit institutions, (ii) a 105 basis point decrease in the average interest rate on credit card loans from 24.65% in 2014 to 23.60% in 2015 as a consequence of change in mix in the composition of our credit card portfolio, as we are seeing more customers who pay their outstanding balances in full therefore not contributing to interest income; and (iii) a 35 basis point decrease in the average interest rate on debt instruments, from 4.20% in 2014 to 3.86% in 2015.

Average volume of commercial, financial and industrial loans increased by Ps.44,580 million, from Ps.265,811 million in 2014 to Ps.310,391 million in 2015. This increase was mainly comprised of an increase of (i) Ps.17,705 million in the average volume of loans to middle-market corporations, (ii) Ps.10,957 million in the average volume of loans to SMEs, (iii) Ps.12,657 million, in the average volume of loans to Global Corporate Banking clients, and (iv) Ps.3,636 million increase in the average volume of loans to Mexican governmental institutions. The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives. The increase in the average volume of loans to middle-market corporations was due to a strong focus on promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each subsector, taking into account their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. This growth has also spurred from strategic agreements with Banco Nacional de Comercio Exterior, S.N.C., or Bancomex, and international financial institutions, as well as from the launching of platforms that use the Bank’s global presence to serve our customers, such as “Santander Trade,” “Club Santander” and a personalized attention model, called “Passport,” that serves our international customers worldwide wherever Santander Group has a presence. Additionally, the increase in average Global Corporate Banking segment loans, together with a decrease in the average loan yield of 63 basis points, resulted mainly from higher activity from clients who temporarily stopped issuing debt in the markets due to interest rate uncertainty and market volatility combined with strong competition in pricing. The average interest rate earned from loans to middle-market corporations increased by 30 basis points, from 5.96% in 2014 to 6.26% in 2015. The average interest rate earned from loans to SMEs decreased by 63 basis points, from 11.97% in 2014 to 11.34% in 2015, as a result of an increased volume of substitution loans to SMEs. Through our substitution loans to SMEs we continued to offer our existing SME clients with a good credit history the opportunity to substitute out of an existing higher rate loan that is close to maturity and into a new lower rate loan (which may be for an increased amount) in an effort to cultivate and retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards, and payroll accounts. During 2015, our substitution loans to SMEs accounted for approximately 13.3% of SME loans. Additionally, the introduction of lower interest rate loans for loan product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance also affected the average interest rate earned on loans to SMEs. During 2015, in response to client preferences in the face of potential interest rate increases we introduced products with interest rate caps and we continued developing our expanded client target base towards larger SMEs. The average interest rate earned from loans to institutions decreased by 33 basis points, from 5.16% in 2014 to 4.83% in 2015. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll.

The average interest rate earned from loans and advances to credit institutions increased by 12 basis points, from 2.94% in 2014 to 3.06% in 2015, mainly driven by a change in the portfolio mix, in which the decrease in volume of reverse repurchase agreements at low rates was partly offset with higher volumes in instruments such as certificados bursátiles bancarios and certificados de depósito, both at higher rates than the ones obtained through reverse repurchase agreement.

Interest income earned on our trading portfolio decreased by Ps.34 million, from Ps.403 million in 2014 to Ps.369 million in 2015, due to the combined effect of a decrease of Ps.221 million in the average balance of our trading portfolio, from Ps.12,067 million in 2014 to Ps.11,846 million in 2015, and a decrease of 23 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a decrease in repurchase agreements transaction activity, while the average interest rate was affected by the reference rate.

Interest income earned from debt instruments increased by Ps.1,429 million, from Ps.9,095 million in 2014 to Ps.10,524 million in 2014, or 15.7%, reflecting an increase of Ps.56,651 million in the average balance of the portfolio, from Ps.216,344 million in 2014 to Ps.272,995 million in 2015. The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps.45,586 million increase in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 95 basis point decrease in the average interest rate earned on these instruments, and (ii) a Ps.11,065 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.70,309 million in 2014 to Ps.81,374 million in 2015 together with a 91 basis points increase from 2.95% in 2014 to 3.86% in 2015 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with higher interest rate instruments. The increase in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to an increase in our short-term debt instruments trading portfolio to position ourselves to service our customer’s repurchase agreements’ needs.

Average total interest-bearing liabilities in 2015 were Ps. 812,614 million, a 14.0% or Ps. 99,509 million increase from Ps.713,105 million in 2014. Interest expenses and similar charges increased by Ps.873 million, or 4.3%, from Ps.20,305 million in 2014 to Ps.21,178 million in 2015. The principal drivers of this increase were (i) an increase of Ps.1,818 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to an increase in the average balance of Ps.69,757 million, from Ps.125,982 million in 2014 to Ps.195,739 million in 2015, mainly resulting from an increase in repurchase agreements which were required to provide short-term funding for short-term loans, (ii) an increase of Ps.208 million in interest expense on subordinated debentures, from Ps.1,051 million in 2014 to Ps.1,259 million in 2015, due to an increase of Ps.3,133 million in the average balance of subordinated debentures, (iii) an increase of Ps.182 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.26,428 million, and (iv) an increase of Ps.129 million in interest expense on demand deposits, due primarily to an increase of Ps.30,741 million in the average balance of demand deposits, from Ps.220,006 million in 2014 to Ps.250,747 million in 2015. These increases were partially offset by (i) a decrease of Ps.744 million in interest expense on other liabilities due to a decrease in the average balance of Ps.21,245 million, from Ps.98,062 million in 2014 to Ps. 76,817 million in 2015, together with a decrease in the average interest rate of 8 basis points, from 3.19% in 2014 to 3.11% in 2015; (ii) a decrease of Ps.525 million in interest expense on repurchase agreements due to a decrease in the average balance of Ps.14,413 million, from Ps.76,178 million in 2014 to Ps. 61,765 million in 2015, together with a decrease in the average interest rate of 14 basis points, from 3.03% in 2014 to 2.88% in 2015; and (iii) a decrease of Ps.269 million in interest expense on hedging operations mainly due to the 17% depreciation of the peso against the U.S. dollar, which offsets the increases in interests paid on subordinated debt and foreign marketable debt securities, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

The positive effect of the increases in our average balance of and interest income earned on, interest-earning assets, was partially offset by an increase in the average balance of our interest-bearing liabilities in 2015 compared to 2014 and a decrease in the average interest rate on interest-earning assets in 2015 compared to 2014. The combined effect of a decrease of 12 basis points in the average yield on our interest-earning assets together with a decrease of 24 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 11 basis points. Net interest income increased by Ps.5,415 million, due mainly to the increase in the average volume of interest-earning assets of Ps.99,208 million with an average interest rate of 7.27%, whereas interest-bearing liabilities increased by Ps.99,509 million with an average cost of 2.61%. The average cost of interest-bearing liabilities decreased from 2.85% to 2.61%, mainly as a result of a decrease in reference rates enacted by the Mexican Central Bank during 2014 which resulted in lower interest paid on customer deposits and repurchase agreements, as well as a shift in the deposit base mix towards demand deposits. The interest rate paid on term deposits, which accounted for 18.8% of interest expense and similar charges, decreased from 2.94% in 2014 to 2.56% in 2015, while the interest rate paid on demand deposits, which accounted for 15.0% of interest expense and similar charges, decreased from 1.39% in 2014 to 1.27% in 2015. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 11.4% of interest expense and similar charges, decreased from 3.03% in 2014 to 2.88% in 2015.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2015 was Ps.14,083 million, a 5.3% or Ps.710 million increase from Ps.13,373 million in 2014. The following table presents a breakdown, by product, of our fee and commission income and expense in 2014 and 2015.

	For the Year Ended December 31,
	2014		2015		2014/2015
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	816	Ps.	896	9.80%
Credit and debit cards		4,378		4,687	7.06
Insurance		3,896		4,104	5.34
Collection and payment services		1,830		2,114	15.52
Investment funds management		1,369		1,363	(0.44)
Foreign currency transactions		701		866	23.54
Checks and others		302		257	(14.90)
Capital markets and securities activities		333		290	(12.91)
Administration and custody		436		487	11.70
Financial advisory services		1,505		1,581	5.05
Other fees and commissions		980		1,111	13.37
Total	Ps.	16,546	Ps.	17,756	7.31%
Fee and commission expense
Credit and debit cards	Ps.	(1,451)	Ps.	(1,895)	30.60%
Fund management		(73)		(25)	(65.75)
Checks and others		(33)		(23)	(30.30)
Capital markets and securities activities		(110)		(136)	23.64
Collections and transactional services		(178)		(123)	(30.90)
Other fees and commissions		(1,266)		(1,425)	12.56
Financial advisory services		(62)		(46)	(25.81)
Total	Ps.	(3,173)	Ps.	(3,673)	15.76%
Net fee and commission income	Ps.	13,373	Ps.	14,083	5.31%

Fee and commission income was Ps.17,756 million in 2015, a 7.3%, or Ps.1,210 million increase from Ps.16,546 million in 2014, mainly due to: (i) an increase in fees and commissions earned from credit and debit cards of Ps.309 million, or 7.1%, (ii) an increase in fees and commissions earned from collection and payment services of Ps.284 million, or 15.5%, from Ps.1,830 million in 2014 to Ps.2,114 million in 2015, (iii) an increase in fees and commissions earned from the sale of insurance products of Ps.208 million, or 5.3%, from Ps.3,896 million in 2014 to Ps.4,104 million in 2015, (iv) an increase in fees and commissions earned from foreign currency transactions of Ps.165 million, or 23.5%, from Ps.701 million in 2014 to Ps.866 million in 2015 and (v) an increase in service charges on deposits accounts of Ps.80 million, or 9.8%, from Ps.816 million in 2014 to Ps.896 million in 2015. The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity that led to an increase of 1,837,095, or 13.9% in the total number of credit and debit cards outstanding as of December 31, 2015. The increase in fees and commissions earned from collection and payment services, foreign exchange and service charges on deposit accounts, resulted from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Finally, the increase in fees and commissions earned from the sale of insurance products was mainly due to a 9.6% increase in insurance distribution premiums. These increases resulted from our strategy to sell insurance products together with certain products such as consumer loans, mortgage loans and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers. This result was further supported by the strengthening of our product offerings across our product segments, focusing on improving the productivity of, and incentivizing, our sales force. Additionally, during 2015 we strengthened our focus on service quality and launched new life and damage insurance products.

Fee and commission expense was Ps.3,673 million in 2015, a 15.8%, or Ps.500 million increase from Ps.3,173 million in 2014, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.444 million, or 30.6%, and an increase in other fees and commissions paid of Ps.159 million, or 12.6%, compared with 2014. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as the higher expenses incurred in connection with reward programs. The increase in other fees and commissions paid is mainly explained by an increase in fees paid to NAFIN in order to participate in the guarantee programs for SMEs.

Net fees and commissions generated from credit and debit cards decreased by Ps.135 million, or 4.6%, from Ps.2,927 million in 2014 to Ps.2,792 million in 2015. The decrease in net fees and commissions in 2015 resulted from the combined effect of an increase in the volume and number of credit and debit cards together with an increase in credit card issuance costs. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2014 and 2015.

	For the Year Ended December 31,
	2014		2015		2014/2015
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	1,194	Ps.	1,445	21.02%
Debt instruments		878		601	(31.55)
Interest rate derivatives		316		844	167.09
Equity securities		246		(632)	(356.91)
Equity positions		(70)		45	(164.29)
Equity derivatives		316		(677)	(314.24)
Exchange rate products		1,321		1,770	33.99
Foreign exchange positions		(682)		279	(140.91)
Foreign exchange derivatives		2,003		1,491	(25.56)
Other(1)		(142)		(94)	(33.80)
Total	Ps.	2,619	Ps.	2,489	(4.96)%

____________

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2015 were Ps.2,489 million, a decrease of Ps.130 million from a gain of Ps.2,619 million in 2014, mainly due to the activities of our Global Corporate Banking segment, where gains decreased by Ps.483 million, or 30.6% in 2015 compared to 2014.

During 2015, the Mexican Central Bank maintained the interest rate benchmark funding at a low 3.0% until December in an effort to support the gradual recovery of the economy, as well as to maintain the differential against interest rates in the U.S. The interest rate benchmark was increased 25 basis points at the end of 2015.

Additionally, Mexico’s macroeconomic environment during 2015 slightly improved compared with 2014. However, the country risk, which had increased to 182 basis points in 2014, increased further to 232 basis points in 2015.

The peso depreciated 17.0% in 2015. As of December 31, 2014, the exchange rate for U.S. dollars was Ps.14.74 per U.S. dollar, and as of December 31, 2015, the exchange rate for U.S. dollars was Ps.17.25 per U.S. dollar. During the last quarter of 2015, the increased likelihood of the U.S. gradually increasing interest rates, combined with unexpectedly low oil prices, generated greater volatility in the currency markets, which therefore led to currency depreciation.

In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) A loss in equity securities of Ps.632 million, compared with a gain of Ps.246 million in 2014, a decrease of Ps.878 million. This loss in equity securities is mainly related to equity options that are used to hedge structured notes. The Ps.632 million loss in equity securities was mainly explained by a loss of Ps.677 million on equity derivatives, against a gain of Ps.316 million in 2014. During 2015 the main Stock Exchanges, such as the IPC, Ibex and S&P, reflected weak performances. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 43,145.66 at the end of December 2014 and 42,977.50 at the end of December 2015. This represented a decrease of 0.39% in that index. None of our transactions in equity derivatives in 2014 or 2015 are related to proprietary trading;

(ii) An increase in gains on exchange rate products of Ps.449 million, from a gain of Ps.1,321 million in 2014 to a gain of Ps.1,770 million in 2015. Results from foreign exchange derivatives decreased by Ps.512 million, from a gain of Ps.2,003 million in 2014 to a gain of Ps.1,491 million in 2015 mainly due to lower gains in foreign exchange forwards and options which were partly offset by higher gains in foreign exchange futures. Gains in foreign exchange positions increased by Ps.961 million, from a loss of Ps.682 million in 2014 to a gain of Ps.279 million in 2015 in connection with foreign exchange swaps; and

(iii) Finally, an increase in gains on interest rate products of Ps.251 million, from a gain of Ps.1,194 million in 2014 to a gain of Ps.1,445 million. Gains from debt instruments decreased by Ps.277 million, from a gain of Ps.878 million in 2014 to a gain of Ps.601 million in 2015 mainly due to lower yields on our debt instrument positions which resulted from the 25 basis point increase in interest rates enacted by the Mexican Central Bank at the end of 2015. Gains in interest rate derivatives increased by Ps.528 million, from a gain of Ps.316 million in 2014 to a gain of Ps.844 million in 2015 mainly resulting from interest rates swaps.

Exchange Differences (Net)

Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars. Exchange differences (net) increased Ps.17 million in 2015 compared to the Ps.11 million loss in 2014.

Other Operating Income (Net)

Other operating expense (net) increased by Ps.562 million, or 28.2%, from an expense of Ps.1,992 million in 2014 to Ps.2,554 million in 2015.

Other operating income decreased by Ps.30 million, or 6.2%, from Ps.487 million in 2014 to Ps.457 million in 2015.

Other operating expenses increased Ps.532 million, or 21.5%, from Ps.2,479 million in 2014 to Ps.3,011 million in 205, mainly due to the increase of Ps.351 million, or 18.6%, in the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions, from Ps.1,887 million to Ps.2,238 million, due to the general increase in our funding sources, especially customer demand deposits, which grew 18%.

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

Administrative expenses increased by Ps.1,435 million, or 7.2%, from Ps.19,897 million in 2014 to Ps.21,332 million in 2015, primarily due to increased expenses for personnel, rents, other taxes, administrative services and advertising and communication.

The following table sets forth administrative expenses in 2014 and 2015, by type.

	For the Year Ended December 31,
	2014		2015		2014/2015
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(9,977)	Ps.	(11,033)	10.58%
Other general expenses		(9,920)		(10,299)	3.82
Administrative services		(404)		(486)	20.30
Taxes other than income tax		(1,128)		(1,288)	14.18
Surveillance and cash courier services		(589)		(611)	3.74
Advertising and communication		(653)		(722)	10.57
Maintenance, conservation and repair		(1,134)		(979)	(13.67)
Rents		(1,622)		(1,843)	13.63
Technology and systems		(2,441)		(2,425)	(0.66)
Stationery and supplies		(201)		(216)	7.46
Insurance premiums		(42)		(70)	66.67
Credit cards		(285)		(257)	(9.82)
Travel costs		(302)		(304)	0.66
Operating costs		(466)		(445)	(4.51)
Other		(653)		(653)	—
Total administrative expenses	Ps.	(19,897)	Ps.	(21,332)	7.21%

Our personnel expenses increased Ps.1,056 million, or 10.6%, from Ps.9,977 million in 2014 to Ps.11,033 million in 2015, primarily as a result of a 12.1% period-over-period average headcount increase, together with an overall increase of 25.3% in bonuses, 4.7% in salaries and 10.6% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 12.2%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth as well as additional personnel in connection with regulatory changes related to anti-money laundering and risk data aggregation (RDA).

The increase in personnel expenses resulted from an increase of Ps.771 million, or 8.8%, in retail banking, from Ps.8,799 million in 2014 to Ps.9,570 million in 2015, and an increase of Ps.243 million, or 22.9%, in wholesale banking, from Ps.1,063 million to Ps.1,306 million. The increase in retail banking was due to an increase of Ps.487 million in bonuses, from Ps.1,852 million in 2014 to Ps.2,339 million in 2015, an increase of Ps.179 million, or 3.8%, in salaries, from Ps.4,769 million in 2014 to Ps.4,948 million for the same period in 2015 and an increase of Ps.105 million in other personnel expenses, from Ps.2,178 million in 2014 to Ps.2,283 million in 2015. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.154 million in other personnel expenses and increases of Ps.60 million and Ps.29 million in salaries and bonuses paid, respectively.

Other general expenses increased by Ps.379 million, or 3.8%, from Ps.9,920 million in 2014 to Ps.10,299 million in 2015, mainly due to an increase of Ps.221 million, or 13.6%, in expenses related to rents, mainly reflecting a larger number of branches which resulted from the branch expansion plan executed in the past two years. In addition, expenses related to taxes other than income taxes and administrative services increased by Ps.160 million, or 14.2% and by Ps.82 million, or 20.3%, respectively. Finally, advertising and communication increased by Ps.69 million, or 10.6% reflecting the increased investments during the fourth quarter to market the “Santander” brand at events such as Formula 1 in Mexico.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.2,909 million, or 22.2%, from Ps.13,132 million in 2014 to Ps.16,041 million in 2015, mainly reflecting an increase in impairment losses of (i) Ps.2,047 million in our commercial, financial and industrial loan portfolio, (ii) Ps.617 million in our non-revolving consumer loan portfolio, and (iii) Ps.205 million in our revolving consumer credit card loan portfolio. The increase in impairment losses was mainly explained by: (i) significant business volume growth across all segments, primarily in the commercial, financial and industrial loan portfolio, the revolving consumer credit card loan portfolio and the non-revolving consumer loan portfolio, which increases our risk exposure; (ii) recognition of impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders; and (iii) the refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assesment for credit losses. See Note 2.g.ii to our audited financial statements for more details on the methodology for individualized analysis.

During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Non-performing loans totaled Ps.18,430 million as of December 31, 2014 and increased to Ps.19,742 million as of December 31, 2015, an increase of Ps.1,312 million, or 7.1%, due to the increase of non-performing loans in our mortgage loan portfolio of Ps.1,265 million, an increase of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.98 million, and an increase of Ps.83 million in our non-revolving consumer loan portfolio. These increases were partly offset by a decrease of non-performing loans in our revolving consumer credit card loan portfolio of Ps.134 million. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.90% as of December 31, 2014 to 3.56% as of December 31, 2015.

The increase in non-performing loans in our mortgage loan portfolio resulted in a NPL ratio for 2015 of 5.30% from 4.85% in 2014, caused mainly by an internal change in our charge-off policy in 2014, which was extended from 12 months to 36 months for those mortgages originated by the Bank, which represents 84% of total mortgages.

The increase in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects in 2014 as some increased their non-performing loans during 2015. These clients, including mostly Pemex suppliers, were within our Global Corporate Banking segment. Our total exposure to these restructured clients as of December 31, 2015 accounted for Ps.2,271 million and contributed 17% of the increase in non-performing loans. This was partly offset by a decrease in the non-performing loans of the three principal Mexican companies in the home builder sector, where our exposure stood at Ps.4,233 million, of which Ps.4,014 million were non-performing loans, decreasing Ps.670 million from our exposure in 2014. This decrease is mainly explained by improvements relating to the home builders, where we charged-off Ps.544 million in the fourth quarter of 2015 after receiving shares of one of the three home builders as payment for the unsecured exposure. Additionally, in the third quarter of 2015 we received an asset as payment in connection with one of the residential construction projects. These variations in non-performing loans in combination with significant loan growth resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 3.47% as of December 31, 2015, improving from the 4.13% reported as of December 31, 2014.

Finally, the decrease in non-performing loans in our consumer loan portfolio was mainly due to conforming the definition of non-performing status, in which the standard for credit cards went from 60 days to 90 days past due. See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans on the classification of impaired loans and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models on our change in accounting estimates regarding our refinements to impairment models.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2014 and 2015.

	As of December 31,
	2014		2015(4)
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	503,232	Ps.	594,900
Non-performing loans(4)		18,430		19,742
Loan charge-offs		13,510		14,424
Allowance for impairment losses(4)		15,198		18,749
Ratios
Non-performing loans to computable credit risk		3.66%		3.32%
Non-performing loans coverage ratio(2)		82.46%		94.97%
Loan charge-off coverage ratio(3)		2.68%		2.42%

____________

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

(4)	See Note 2.g.i and 2.h to our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

The following table shows our non-performing loans by type of loan as of December 31, 2014 and 2015:

	As of December 31,
	2014		2015(1)		2014/2015
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	9,575	Ps.	9,673	1.02%
Mortgage		5,249		6,514	24.10
Installment loans to individuals		3,606		3,555	(1.41)
Revolving consumer credit card loans		1,980		1,846	(6.77)
Non-revolving consumer loans		1,626		1,709	5.10
Total	Ps.	18,430	Ps.	19,742	7.12%

____________

(1)	See Notes 2.g.1 and 2.h to our audited financial statements for more details.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio increased by 60.4% to Ps.5,438 million in 2015 from Ps.3,391 million in 2014. The increase is mainly the result of: (i) the significant growth in the middle market and SME loan portfolio; (ii) higher impairment losses related to the home builders and Pemex suppliers portfolios, where the expected probability of the loss increased; and (iii) the refinements to our impairment models, where more customers were included in our individualized assesment for credit losses. See Note 2.g.ii to our audited financial statements for more details on the methodology for individualized analysis.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2015 represented 49% of our total non-performing loans, increased by Ps.98 million, or 1.0%, from December 31, 2014 to December 31, 2015, primarily due to those certain loans that had to be restructured during 2014 following the delays in the execution of certain projects. Our exposure to those loans, as of December 31, 2015, accounted for Ps.1,481 million of non-performing loans for which an allowance for impairment losses has been recognized. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 4.13% as of December 31, 2014 to 3.47% as of December 31, 2015.

Mortgage

Our impairment losses in our mortgage loans portfolio decreased by 4.8% or Ps.15 million in 2015, from Ps.315 million in 2014 to Ps.300 million in 2015. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2015 represented 33% of our total non-performing loans, increased by Ps.1,265 million, or 24.1%, from December 31, 2014 to December 31, 2015, resulting in a non-performing loan ratio of 5.30%, as compared to 4.85% in 2014. The decrease in impairment losses for our mortgage portfolio and the increase in non-performing loans and the non-performing loan ratio was mainly due to a change in our charge-off policy in 2014, which was extended from 12 months to 36 months as explained above. With respect to the acquisition of ING

Hipotecaria’s mortgage business, it did not negatively impact our level of non-performing loans as the NPL ratio of the portfolio has stabilized.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by Ps.822 million, or 9.5% to Ps.10,544 million in 2015 from Ps.8,657 million in 2014. This increase in impairment losses was mainly due to significant loan growth, especially in payroll loans.

Non-performing loans in installment loans to individuals portfolio, which as of December 31, 2015 represented 18% of our total non-performing loans, decreased Ps.51 million, or 1.4%, from December 31, 2014 to December 31, 2015. This decrease was due to the reduction of non-performing loans in our revolving credit card loan portfolio of Ps.134 million, partially offset by an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps.83 million. The decrease in our revolving credit card non-performing loan portfolio was mainly a result of conforming the definition of non-performing status, in which the standard for credit cards went from 60 days to 90 days, as explained above, and additionally, due to strong credit quality of new loan originations, lower provisioning is required.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio improved from 4.70% as of December 31, 2014 to 3.86% as of December 31, 2015, due to (i) higher loan growth resulting from increased consumer demand and (ii) the previously mentioned change to our non-performing loan classification rule in order to conform criteria across all portfolios. See Notes 2.g.i and 2.h to our audited financial statements for more details.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio improved from 4.72% as of December 31, 2014 to 3.82% as of December 31, 2015, driven by (i) higher loan growth resulting from increased consumer demand, and (ii) strong credit quality of new loan originations.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	(Millions of pesos)
Commercial, financial and industrial	62.99%	82.13%
Mortgage	39.13%	39.27%
Installment loans to individuals	197.25%	231.98%
Revolving consumer credit card loans	196.62%	243.12%
Non-revolving consumer loans	198.03%	219.95%
Total	82.46%	94.97%

As a result of this year´s refinements to our impairment models, the non-performing loan coverage ratio increased from 82.46% to 94.97%, reflecting improvements across all loan portfolios. See Note 2.g.i and 2.h to our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 62.99% in 2014 to 82.13% in 2015, mainly driven by an increase in the allowance for impairment losses to cover for: (i) significant growth of the loan portfolio, especially in the middle market and SME loan portfolio; (ii) higher impairment losses related to the home builders and Pemex suppliers portfolio, where the expected probability of the loss increased, based on the individualized assessment that considers expected cash flows and current collateral values; and (iii) as a result of the refinements to our impairment models, where more customers were included in our individualized assessment for credit losses. See Note 2.g.ii to our audited financial statements for more details on the methodology for individualized analysis.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for both the non-revolving consumer loans and the revolving consumer credit card loans improved. The non-performing loan coverage ratio for the non-revolving consumer loans increased from 197.25% to 243.12% mainly reflecting a more detailed historical data for the determination of certain inputs or variables. See Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The increase in the credit card non-performing loan coverage ratio from 198.03% in 2014 to 219.95% in 2015, was mainly due to the decrease in non-performing loans in 2015, which resulted from the change to our non-performing loan classification rule in order to conform criteria across all portfolios, as explained above. See Note 2.g.i to our audited financial statements for more details on the classification of impaired loans.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 39.27%, reflecting the combined effect of a 24.5% increase in allowances for impairment losses and a 24.1% increase in impaired assets, which resulted from the change in our charge-off policy in 2014, which was extended from 12 months to 36 months.

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

As of December 31, 2014 and December 31, 2015, the amounts recognized as available lines of credit amounted to Ps.128,785 million and Ps.113,715 million, respectively. Of these amounts, the amounts related to available credit card lines were Ps.69,418 million, or 53.9%, and Ps. 72,841 million, or 64.0%, of the total off-balance sheet risk, respectively.

Provisions (net) decreased by Ps.427 million, from a loss of Ps.157 million in 2014 to a gain of Ps.270 million in 2015. This decrease was mainly related to our provision for off-balance sheet risk, as a consequence of the refinements made to our impairment models since the process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables. The decrease in our provisions for off-balance sheet risk was due to the reduction of the probability of use of undrawn credit lines, based on more detailed historic data for the determination of certain inputs or variables, primarily the credit conversion factor, or CCF, thus reducing provision requirements for off-balance sheet available credit card lines (undrawn credit lines, guarantees and loan commitments). See note 2.g.i and 2.h to our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively.

Income Tax

Income tax in 2015 was Ps.4,294 million, a Ps. 753 million or 21.3% increase from Ps.3,541 million in 2014. Our effective tax rates in 2014 and 2015 were 21.04% and 23.47%, respectively. Our effective tax rate increased 243 basis points in 2015 compared to 2014. The variation in income tax paid is primarily explained by (i) the increase in income before taxes in 2015 as compared to 2014 and (ii) the decrease in the inflation rate in 2015 from 2014, resulting in a lower benefit from this permanent tax item.

Results of Operations by Segment for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents an overview of certain consolidated income statement data for each of our segments in 2014 and 2015.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2014		2015		2014		2015		2014		2015
	(Millions of pesos)
Net interest income	Ps.	33,316	Ps.	37,515	Ps.	3,971	Ps.	4,081	Ps.	324	Ps.	1,430
Income from equity instruments		—		—		53		37		100		80
Fee and commission income (expense) (net)		11,658		12,056		1,798		2,034		(83)		(7)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		697		866		1,578		1,095		333		534
Other operating income (expenses) (net)		(1,680)		(2,101)		(441)		(466)		129		13
Total income	Ps.	43,991	Ps.	48,336	Ps.	6,959	Ps.	6,781	Ps.	803	Ps.	2,050
Administrative expenses		(17,914)		(18,922)		(1,785)		(2,149)		(198)		(261)
Depreciation and amortization		(1,551)		(1,760)		(130)		(94)		(1)		(10)
Impairment losses on loans and receivables (net)		(12,314)		(15,081)		(818)		(960)		—		—
Impairment losses on other assets (net)		—		—		—		—		(48)		—
Provisions (net)		58		265		—		—		(215)		5
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		8		7
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		(15)		91
Operating profit before tax	Ps.	12,270	Ps.	12,838	Ps.	4,226	Ps.	3,578	Ps.	334	Ps.	1,882

____________

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2014 and 2015.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2014		2015		2014		2015		2014		2015
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	43,676	Ps.	50,063	Ps.	7,810	Ps.	8,424	Ps.	337	Ps.	1,301
Financial assets held for trading		—		—		207,999		327,363		372		754
Other financial assets at fair value through profit or loss		—		—		31,872		27,358		—		—
Available-for-sale financial assets		—		—		—		—		83,128		113,620
Loans and receivables		342,663		414,702		151,791		159,767		35,943		24,418
Hedging derivatives		—		—		—		—		4,740		12,121
Non-current assets held for sale		13		13		1		1		830		1,087
Tangible assets		4,428		4,670		746		787		88		94
Intangible assets		2,016		2,751		328		392		1,735		1,734
Tax assets		—		—		—		—		22,988		18,673
Other assets		1,309		1,203		30		28		5,140		4,711
Total assets	Ps.	394,105	Ps.	473,402	Ps.	400,577	Ps.	524,120	Ps.	155,301	Ps.	178, 513
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	136,805	Ps.	174,576	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		17,860		6,400		35,947		122,728		54,977		75,701
Financial liabilities at amortized cost		362,971		394,016		141,842		114,346		74,312		150,824
Hedging derivatives		—		—		—		—		4,403		9,568
Provisions(1)		1,359		952		237		267		4,490		5,475
Tax liabilities		—		—		—		—		80		673
Other liabilities		2,929		2,561		478		419		9,006		7,869
Total liabilities	Ps.	385,119	Ps.	403,929	Ps.	315,309	Ps.	412,336	Ps.	147,268	Ps.	250,110
Total equity	Ps.	46,300	Ps.	57,888	Ps.	14,469	Ps.	19,320	Ps.	41,518	Ps.	32,452
Total liabilities and equity	Ps.	431,419	Ps.	461,817	Ps.	329,778	Ps.	431,656	Ps.	188,786	Ps.	282,562

____________

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in 2015 was Ps.12,838 million, a 4.6% or Ps.568 million increase from Ps.12,270 million in 2014. This increase was mainly due to:

•	a 12.6% or Ps.4,199 million increase in net interest income, mainly due to an increase of Ps.55,898 million, or 19.4% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.2,660 million, or 6.5% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was offset by decreases of 25 basis points and 103 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the decrease in reference rates enacted by the Mexican Central Bank during 2014 and increased competition in the SME market. At the same time, the decrease in the average interest rate of our credit card loan portfolio decreased as a consequence of a change in the mix in the composition of such portfolio, with a greater percentage of customers paying their outstanding balances in full, therefore not contributing to interest income.

•	a 3.4% or Ps.398 million increase in net fees and commissions income, from Ps.11,658 million in 204 to Ps.12,056 million in 2015, due mainly to an increase in fees and commissions earned from insurance products, collection and payment services, foreign exchange and service charges on deposits accounts, partially offset by a decrease in net credit and debit card fees.

•	a 24.2% or Ps.169 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.697 million in 2014 to a gain of Ps.866 million in 2015, primarily due to: (i) trading gains related to interest rate products as a result of the introduction of SME lending products with interest rate caps in response to our clients’ preferences due to potentially higher interest rates; and (ii) higher sales of structured notes by our Private Banking division.

These positive effects were partially offset by:

•	a 22.5% or Ps.2,767 million increase in impairment losses on loans and receivables, reflecting mainly an increase in impairment losses of Ps.1,905 million in our commercial loan portfolio, Ps.616 million in our consumer loan portfolio, Ps.205 million in our credit card portfolio and Ps.55 million in loan collection and recovery expenses, partially offset by a decrease of Ps.14 million in our mortgage loan portfolio. The Ps.1,905 million increase in our commercial loan portfolio was mainly due to: (i) significant growth in the middle market and SME loan portfolios; and (ii) the refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assesment for credit losses. See Note 2.g.ii to our audited financial statements for more details on the methodology for individualized analysis.

•	a 5.6% or Ps.1,008 million increase in administrative expenses, from Ps.17,914 million in 2014 to Ps.18,922 million in 2015, mainly due to increases in headcount and salaries, which resulted in higher personnel expenses as well as higher rent expense. Personnel expenses increased Ps.771 million, or 8.8%, resulting from an increase of Ps.666 million, or 10.1%, in salaries and bonuses and an increase of Ps.105 million, or 4.8%, in other personnel expenses, while rents increased Ps.183 million, or 11.5%, mainly reflecting a larger number of branches due to our branch expansion plan executed in the past two years.

•	25.1% or Ps.421 million increase in other operating income/(expenses), from a loss of Ps.1,680 million in 2014 to a loss of Ps.2,101 million in 2015, mainly due to increases in contributions to IPAB that resulted from an increase in our funding sources.

Global Corporate Banking Segment

Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Corporate Banking segment in 2015 was Ps.3,578 million, representing a Ps.648 million, or 15.3%, decrease from Ps.4,226 million in 2014. This decrease was mainly due to:

•	a 30.6% or Ps.483 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.1,578 million in 2014 to a gain of Ps.1,095 million in 2015, primarily due to a loss of Ps.193 million in market making, resulting from lower client activity due to increased uncertainty in the market.

•	a 17.4% or Ps.142 million increase in net impairment losses on loans and receivables, from Ps.818 million in 2014 to Ps.960 million in 2015. This increase mainly resulted from: (i) higher impairment losses related to the home builders and Pemex suppliers portfolios, where the expected probability of the loss increased and to a lesser extent to refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assesment for credit losses. See Note 2.g.ii to our audited financial statements for more details on the methodology for individualized analysis.

•	a 20.4% or Ps.364 million increase in administrative expenses, from Ps.1,785 million in 2014 to Ps.2,149 million in 2015, mainly due to increases in personnel expenses, administrative services and technology and systems expenses.

These negative results were partially offset by:

•	a 2.8% or Ps.110 million increase in net interest income, mainly due to an increase of Ps.606 million in interest income from debt instruments which was partly offset by a Ps.157 million decrease in interest income from loans and advances to customers. The increase from debt securities resulted from a Ps.45,586 million increase in the average portfolio of debt instruments, combined with a 95 basis point decrease in the average interest rate. As for the decrease in the interest income from loans and advances to customers, this resulted from an increase of Ps.12,657 million in the average balance of loans and advances to customers, more than offset by a 63 basis point decrease in the average interest rate earned. Lower interest rates relating to loans and advances to customers resulted from loans granted to two state-owned energy companies with risk profiles similar to other large corporate debt, as well as increased competition and the prevailing low benchmark reference rate during 2015 compared to 2014.

•	an 13.1% or Ps.236 million increase in net fees and commissions income, from Ps.1,798 million in 2014 to Ps.2,034 million in 2015, mainly due to an increase in income from commissions from administration and custody, financial advisory and capital markets and securities activities, reflecting the execution of certain projects in the investment banking activity pipeline. However, increased volatility in the markets and the cuts to the public spending budgets have led to a continued slowdown in the execution of the infrastructure and energy related projects pipeline.

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

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking ) and the Corporate Activities segment as follows:

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

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to more stable short-term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in 2015 was a gain of Ps.1,882 million, a Ps.1,548 million, or 463.5%, increase from a gain of Ps.334 million in 2014. This increase in operating profit before taxes was mainly due to a Ps.1,106 million increase in net interest income, from Ps.324 million in 2014 to Ps.1,430 million in 2015, mainly due to an increase in the average portfolio of debt instruments managed by the ALCO.

These positive results were further supported by a Ps.91 million gain from the sale of a portfolio of non-current assets.

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents our consolidated results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

	For the year ended December 31,
	2013		2014		2014		2014/2013
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	55,386	Ps.	57,916	U.S.$	3,929	4.57%
Interest expenses and similar charges		(19,539)		(20,305)		(1,377)	3.92%
Net Interest Income	Ps.	35,847	Ps.	37,611	U.S.$	2,552	4.92%
Income from equity instruments		245		153		10	(37.55)%
Fee and commission income (net)		12,844		13,373		907	4.12%
Gains/(losses) on financial assets and liabilities (net)		3,281		2,619		178	(20.18)%
Exchange differences (net)		—		(11)		(1)	(100.00)%
Other operating income		787		487		33	(38.12)%
Other operating expenses		(2,078)		(2,479)		(168)	19.30%
Total Income	Ps.	50,926	Ps.	51,753	U.S.$	3,511	1.62%
Administrative expenses		(18,630)		(19,897)		(1,350)	6.80%
Personnel expenses		(9,261)		(9,977)		(677)	7.73%
Other general administrative expenses		(9,369)		(9,920)		(673)	5.88%
Depreciation and amortization		(1,620)		(1,682)		(114)	3.83%
Impairment losses on financial assets (net)		(14,905)		(13,132)		(891)	(11.90)%
Loans and receivables(2)		(14,905)		(13,132)		(891)	(11.90)%
Impairment losses on other assets (net):		(22)		(48)		(3)	118.18%
Other intangible assets		—		—		—	0.00%
Non-current assets held for sale		(22)		(48)		(3)	118.18%
Provisions (net)(3)		(751)		(157)		(11)	(79.09)%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		31		8		1	(74.19)%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		(16)		(15)		(1)	(6.25)%
Operating Profit Before Tax	Ps.	15,013	Ps.	16,830	U.S.$	1,142	12.10%
Income tax		(2,670)		(3,541)		(240)	32.62%
Profit from Continuing Operations		12,343		13,289		902	7.66%
Profit from Discontinued Operations (net)		1,938		—		—	(100.00)%
Profit for the Year	Ps.	14,281	Ps.	13,289	U.S.$	902	(6.95)%
Profit attributable to the Parent		14,279		13,288		902	(6.94)%
Profit attributable to non-controlling interests		2		1		—	(50.00)%

____________

(1)	Results for the year ended December 31, 2014 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.14.7414 per U.S.$1.00 as calculated on December 31, 2014 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 4, 2015 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(3)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Summary

Profit in 2014 was Ps.13,289 million, a 6.9% or Ps.992 million decrease from Ps.14,281 million in 2013. These results reflect mainly:

•	a Ps.1,267 million, or 6.8%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in investments in technology and systems and rental expenses; and

•	a Ps.662 million, or 20.2%, decrease in gains on financial assets and liabilities (net), mainly resulting from a decrease in interest rate products, driven by interest rate derivatives such as cross-currency and interest rate swaps.

These negative results were partially offset by:

•	a Ps.1,764 million, or 4.9%, increase in net interest income due primarily to a 4.6%, or Ps.2,530 million increase in interest income and similar income, which was partially offset by an increase of Ps.766 million, or 3.9%, in interest expense and similar charges;

•	a Ps.529 million, or 4.1%, increase in income from fees and commissions (net) to Ps.13,373 million, mainly due to (i) an increase in the sale of insurance products, reflecting the continued success of our insurance broker business model, as well as the positive results from our auto insurance platform, “Autocompara,” (ii) an increase in net fees and commissions related to collection and payment services, (iii) an increase in fund management fees, (iv) an increase in foreign exchange fees, and (v) an increase in net fees and commissions related to financial advisory services;

•	a Ps.1,773 million, or 11.9%, decrease in impairment losses on loans and receivables (net), mainly as a result of an extraordinary allowance for impairment losses created during 2013 to cover our credit risk exposure to the three major home builders, which adversely impacted impairment losses in 2013; and

•	a Ps.594 million, or 79.1%, decrease in net provisions mainly due to lower provisioning requirements related to the availability of undrawn credit card lines.

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

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2014, interest expense on customer deposits was Ps.9,168 million, representing 45.2% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.3,808 million, Ps.3,054 million and Ps.2,306 million, respectively, in 2014, representing 18.8%, 15.0% and 11.4% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.4,183 million, representing 20.6% of our total interest expense in 2014, while interest expense on subordinated debentures was Ps.1,051 million, representing 5.2% of our total interest expense in 2014. Interest expenses and similar charges increased by Ps.766 million, or 3.9%, in 2014 compared to 2013.

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

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2013 and 2014.

	For the year ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,264	Ps.	1,061	(16.06)%
Loans and advances to credit institutions		3,019		2,913	(3.51)
Loans and advances to customers—excluding credit cards		31,573		34,380	8.89
Loans and advances to customers—credit cards		9,882		10,121	2.42
Debt instruments		8,828		9,095	3.02
Income from hedging operations		728		277	(61.95)
Other interest income		92		69	(25.00)
Total	Ps.	55,386	Ps.	57,916	4.57%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(2,649)	Ps.	(4,183)	57.91%
Customer deposits—Demand accounts		(2,875)		(3,054)	6.23
Customer deposits—Time deposits		(4,997)		(3,808)	(23.79)
Customer deposits—Repurchase agreements		(3,393)		(2,306)	(32.04)
Subordinated debentures		(11)		(1,051)	9,454.55
Marketable debt securities and other financial liabilities		(1,994)		(1,837)	(7.87)
Other liabilities		(3,084)		(3,132)	1.56
Expenses from hedging operations		(320)		(735)	129.69
Other interest expenses		(216)		(199)	(7.87)
Total	Ps.	(19,539)	Ps.	(20,305)	3.92%
Net interest income	Ps.	35,847	Ps.	37,611	4.92%

The following table sets forth the components of our average loans and advances to customers in 2013 and 2014.

	As of December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	234,676	Ps.	265,811	13.27%
Mortgage		75,207		98,341	30.76
Installment loans to individuals		66,359		71,625	7.94
Revolving consumer credit card loans		38,666		41,053	6.17
Non-revolving consumer loans		27,693		30,572	10.40
Total	Ps.	376,242	Ps.	435,777	15.82%

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

Interest income and similar income from interest-earning assets increased by Ps.2,530 million, or 4.6%, from Ps.55,386 million in 2013 to Ps.57,916 million in 2014, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, partly offset by a decrease in interest income from hedging transactions. The increase in interest income from our debt instruments portfolio was due to an increase in the average volume of debt instruments administered by our Global Corporate Banking and Corporate Activities segments, resulting from new investments in debt securities that were acquired to offset certain 2013 maturities. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.57,148 million increase in average volumes in our customer loan portfolio excluding credit cards in 2014 compared to 2013, which was comprised of a Ps.31,135 million increase in average commercial, financial and industrial loans, a Ps.23,134 million increase in the average volume of our mortgage loan portfolio and an increase of Ps.2,879 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.2,387 million increase in the average volume of our revolving consumer credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth and in part to our acquisition of the ING Hipotecaria mortgage business. During 2014, in response to market conditions, we continued our strategy to originate lending mainly through relatively low-interest rate products, such as “Hipoteca Santander Premier” with an interest rate of 8.49%, targeting high income individuals with good credit scores, a minimum property value of Ps.1.2 million and a maximum loan-to-value ratio of 70%, and “Hipoteca Inteligente” with a variable interest rate. In addition, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. Finally, the increases in both our non-revolving consumer loan portfolio and our revolving consumer credit card portfolio were mainly due to increased commercial activity, and, to a lesser extent, the introduction of new innovative products that meet our clients’ needs such as co-branded credit cards with American Express and Delta and the first agri-business credit card in Mexico, and have allowed us to achieve above-market growth rates despite lower consumer demand.

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

Average volume of commercial, financial and industrial loans grew by Ps.31,135 million, from Ps.234,676 million in 2013 to Ps.265,811 million in 2014. This increase was comprised of an increase of (i) Ps.17,100 million in the average volume of loans to middle-market corporations, (ii) Ps.9,986 million in the average volume of loans to SMEs, and (iii) Ps.3,360 million, in the average volume of loans to Global Corporate Banking clients, which were partially offset by a decrease of Ps.562 million in the trading portfolio managed by the Global Corporate Banking segment. The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives. The increase in the average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued. Additionally, the increase in average Global Corporate Banking segment loans, together with a decrease in the average loan yield of 110 basis points, resulted mainly from loans with an average aggregate amount of approximately Ps.31,000 million granted to two state-owned energy companies, whose risk profiles are comparable to any other large corporate debt, while demand among large corporations generally decreased due to their preference for issuing debt in the capital markets. The average interest rate earned from loans to middle-market corporations decreased by 86 basis points, from 6.82% in 2013 to 5.96% in 2014. The average interest rate earned from loans to SMEs decreased by 99 basis points, from 12.96% in 2013 to 11.97% in 2014, as a result of an increased volume of substitution loans to SMEs (see description above for more details on our substitution loans to SMEs), and the introduction of lower interest rate loans for loan product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance. The average interest rate earned from loans to institutions decreased by 91 basis points, from 6.07% in 2013 to 5.16% in 2014. The average interest rate earned from loans and advances to credit institutions decreased by 32 basis points, from 3.26% in 2013 to 2.94% in 2014. The decreases across all segments were affected by the general decrease in the reference rate.

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

Interest income earned from debt instruments increased by Ps.267 million, from Ps.8,828 million in 2013 to Ps.9,095 in 2014, or 3.0%, reflecting an increase of Ps.34,221 million in the average balance of the portfolio, from Ps.182,123 million in 2013 to Ps.216,344 million in 2014. The increase in interest income from debt instruments was impacted by (i) a Ps.13,443 million increase in the average volume of debt instruments administered by our Global Corporate Banking segment, (ii) a Ps.20,778 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.49,531 million in 2013 to Ps.70,309 million in 2014 and (iii) a 206 basis point decrease from 5.01% in 2013 to 2.95% in 2014 in the average interest rate earned from debt instruments administered by our Corporate Activities segment, which decrease was due to the replacement of maturing debt instruments with lower interest rate instruments. The increase in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to an increase in our short-term debt instruments trading portfolio to position ourselves to service our customer’s repurchase agreements’ needs. The increase in the volume of debt securities administered by our Corporate Activities segment was primarily due to the replacement of debt instruments that matured during 2013 with debt instruments issued by the Mexican Central Bank and foreign governments.

Average total interest-bearing liabilities in 2014 were Ps.713,105 million, a 19.2% or Ps.114,621 million increase from Ps.598,484 million in 2013. Interest expenses and similar charges increased by Ps.766 million, or 3.9%, from Ps.19,539 million in 2013 to Ps.20,305 million in 2014. The principal drivers of this increase were (i) an increase of Ps.1,534 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to an increase in the average balance of Ps.48,947 million, from Ps.77,035 million in 2013 to Ps.125,982 million in 2014, mainly resulting from an increase in long-term loans with development banks which were required to provide funding to our mortgage and consumer subsidiaries, (ii) an increase of Ps.1,040 million in interest expense on subordinated debentures, from Ps.11 million in 2013 to Ps.1,051 million in 2014, due to an increase of Ps.17,077 million in the average balance of subordinated debentures that resulted from our issuance of Tier 2 Subordinated Capital Notes in December 2013, (iii) an increase of Ps.415 million in interest expense on hedging operations, due mainly to an increase in financial derivative instruments used to hedge interest rate and foreign exchange risks from our senior and subordinated debt instruments and (iv) an increase of Ps.179 million in interest expense on demand deposits, due primarily to an increase of Ps.45,031 million in the average balance of demand deposits, from Ps.174,995 million in 2013 to Ps.220,006 million in 2014, the impact of which was offset in part by a 25 basis point decrease in the average interest rate paid on demand deposits. These increases were partially offset by (i) a decrease of Ps.1,189 million in interest expense on time deposits due to a decrease in the average balance of Ps.7,048 million, from Ps.136,692 million in 2013 to Ps.129,644 in 2014, together with a decrease in the average interest rate of 72 basis points, from 3.66% in 2013 to 2.94% in 2014; (ii) a decrease of Ps.1,087 million in interest expense on repurchase agreements due to a decrease in the average balance of Ps.12,825 million, from Ps.89,003 million in 2013 to Ps.76,178 million in 2014, together with a decrease in the average interest rate of 78 basis points, from 3.81% in 2013 to 3.03% in 2014; and (iii) a decrease of Ps.157 million in interest expense on marketable debt securities and other financial liabilities mainly due to a decrease in the average interest rate of 78 basis points, the impact of which was offset in part by an increase in the average balance of Ps.4,228 million, from Ps.41,686 million in 2013 to Ps.45,914 in 2014.

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

	For the Year Ended December 31,
	2013		2014		2013/2014
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	746	Ps.	816	9.38%
Credit and debit cards		4,061		4,378	7.81
Insurance		3,438		3,896	13.32
Collection and payment services		1,596		1,830	14.66
Investment funds management		1,299		1,369	5.39
Foreign currency transactions		569		701	23.20
Checks and others		323		302	(6.50)
Capital markets and securities activities		393		333	(15.27)
Administration and custody		396		436	10.10
Financial advisory services		1,450		1,505	3.79
Other fees and commissions		795		980	23.27
Total	Ps.	15,066	Ps.	16,546	9.82%
Fee and commission expense
Credit and debit cards	Ps.	(964)	Ps.	(1,451)	50.52%
Fund management		(50)		(73)	46.00
Checks and others		(33)		(33)	0.00
Capital markets and securities activities		(125)		(110)	(12.00)
Collections and transactional services		(164)		(178)	8.54
Other fees and commissions		(788)		(1,266)	60.66
Financial advisory services		(98)		(62)	(36.73)
Total	Ps.	(2,222)	Ps.	(3,173)	42.80%
Net fee and commission income	Ps.	12,844	Ps.	13,373	4.12%

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

____________

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2014 were Ps.2,619 million, a decrease of Ps.662 million from a gain of Ps.3,281 million in 2013, mainly due to the activities of our Global Corporate Banking segment, where we had a gain of Ps.1,578 million in 2014 compared to a gain of Ps.2,431 million in 2013. The decrease in gains on financial assets and liabilities (net) was due to the following.

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

Non-performing loans totaled Ps.15,175 million as of December 31, 2013 and increased to Ps.18,430 million as of December 31, 2014, an increase of Ps.3,255 million, or 21.5%, due to the increase of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.1,250 million, an increase of non-performing loans in our mortgage loan portfolio of Ps.1,659 million and an increase of non-performing loans in our consumer loan portfolio of Ps.346 million. The increases in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects. These clients, including mostly Pemex suppliers, were within our Global Corporate Banking segment. Our total exposure to these restructured clients accounted for Ps.952 million and contributed 27.8% of the increase in non-performing loans. In addition, the increases in non-performing loans in our mortgage loan portfolios was mainly impacted by the inclusion of ING Hipotecaria’s mortgage business (now Santander Vivienda) into our systems, processes and credit policies. The total portfolio amounted to Ps.9,877 million and included non-performing loans of Ps.1,783 million, representing approximately 29.5% of the increase in non-performing loans. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, increased slightly from 3.81% as of December 31, 2013 to 3.90% as of December 31, 2014. We do not expect the acquisition of ING Hipotecaria’s mortgage business to continue to negatively impact our level of non-performing loans going forward beyond what we expect from our organically originated mortgage loan portfolio.

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

____________

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

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio decreased by 9.5% to Ps.8,657 million in 2014 from Ps.9,563 million in 2013. In addition, non-performing loans in installment loans to individuals portfolio, which as of December 31, 2014 represented 19.6% of our total non-performing loans, increased Ps.346 million, or 10.6%, from December 31, 2013 to December 31, 2014. This increase was due to the increase of non-performing loans in our revolving credit card loan portfolio of Ps.648 million, partially offset by a decrease in the non-performing loans in our non-revolving consumer loan portfolio of Ps.302 million. The decreases in our non-revolving consumer loan portfolio impairment losses and in our non-performing loans were due to the benefit of selling and charging-off the non-performing loans that arose in connection with the loss of a significant payroll portfolio that resulted in a reduction in payroll accounts and increased the collection risk of previously granted payroll loans, thus increasing the level of non-performing loans and requiring an increase in the allowance for impairment losses in 2013. These payroll loans were part of a third-party payroll contract relating to 90,000 employees, whereby approximately 32,000 employees had payroll loans amounting to Ps.939 million with Banco Santander Mexico. While providing payroll services under the payroll contract, we had the right to collect loan installment payments directly from an employee’s bank account. We subsequently lost the payroll contract and our ability to directly collect on the payroll loans. As a result, the employee bank accounts were moved to another banking institution that would provide payroll services under the new payroll contract. As of December 31, 2014, the majority of the payroll loans to these employees had been sold to the new service provider and the rest had been charged off, resulting in a decrease in our non-performing loans. The increase in our revolving credit card loan portfolio non-performing loans was mainly a result of a change to our non-performing loan classification rule for certain loans which required restructuring. However, pursuant to regulatory rules, such change does not impact our reserve calculations. Additionally, the loan portfolio grew at a slower pace compared to 2013, thus requiring lower provisioning.

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

Results of Operations by Segment for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents an overview of certain consolidated income statement data for each of our segments in 2013 and 2014.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2013		2014		2013		2014		2013		2014
	(Millions of pesos)
Net interest income	Ps.	29,767	Ps.	33,316	Ps.	3,471	Ps.	3,971	Ps.	2,609	Ps.	324
Income from equity instruments		—		—		147		53		98		100
Fee and commission income (expense) (net)		10,969		11,658		1,962		1,798		(87)		(83)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		756		697		2,431		1,578		94		333
Other operating income (expenses) (net)		(1,160)		(1,680)		(561)		(441)		430		129
Total income	Ps.	40,332	Ps.	43,991	Ps.	7,450	Ps.	6,959	Ps.	3,144	Ps.	803
Administrative expenses		(16,802)		(17,914)		(1,612)		(1,785)		(216)		(198)
Depreciation and amortization		(1,488)		(1,551)		(130)		(130)		(2)		(1)
Impairment losses on loans and receivables (net)		(12,885)		(12,314)		(1,992)		(818)		(28)		—
Impairment losses on other assets (net)		—		—		—		—		(22)		(48)
Provisions (net)		(455)		58		—		—		(296)		(215)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		31		8
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		(16)		(15)
Operating profit before tax	Ps.	8,702	Ps.	12,270	Ps.	3,716	Ps.	4,226	Ps.	2,595	Ps.	334

____________

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2013 and 2014.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2013		2014		2013		2014		2013		2014
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	42,454	Ps.	43,676	Ps.	6,508	Ps.	7,810	Ps.	719	Ps.	337
Financial assets held for trading		—		—		176,570		207,999		337		372
Other financial assets at fair value through profit or loss		—		—		86,361		31,872		—		—
Available-for-sale financial assets		—		—		—		—		61,525		83,128
Loans and receivables		291,080		342,663		129,501		151,791		21,076		35,943
Hedging derivatives		—		—		—		—		300		4,740
Non-current assets held for sale		13		13		1		1		1,086		830
Tangible assets		4,032		4,428		680		746		55		88
Intangible assets		1,714		2,016		302		328		1,735		1,735
Tax assets		—		—		—		—		25,943		22,988
Other assets		931		1,309		22		30		4,873		5,140
Total assets	Ps.	340,224	Ps.	394,105	Ps.	399,945	Ps.	400,577	Ps.	117,649	Ps.	155,301
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	136,199	Ps.	136,805	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		44,107		17,860		23,710		35,947		8,208		54,977
Financial liabilities at amortized cost		331,156		362,971		79,476		141,842		117,552		74,312
Hedging derivatives		—		—		—		—		1,392		4,403
Provisions(1)		1,524		1,359		218		237		3,968		4,490
Tax liabilities		—		—		—		—		856		80
Other liabilities		3,979		2,929		650		478		12,305		9,006
Total liabilities	Ps.	380,766	Ps.	385,119	Ps.	240,253	Ps.	315,309	Ps.	144,281	Ps.	147,268
Total equity	Ps.	38,340	Ps.	46,300	Ps.	11,949	Ps.	14,469	Ps.	42,229	Ps.	41,518
Total liabilities and equity	Ps.	419,106	Ps.	431,419	Ps.	252,202	Ps.	329,778	Ps.	186,510	Ps.	188,786

____________

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in 2014 was Ps.12,270 million, a 41.0% or Ps.3,568 million increase from Ps.8,702 million in 2013. This increase was mainly due to:

•	an 11.9% or Ps.3,549 million increase in net interest income, mainly due to an increase of Ps.54,479 million in the average balance of the loan portfolio excluding credit cards, resulting from the organic growth of the portfolio, which increase was offset by an 88 basis point decrease in the average interest rate of this portfolio, resulting mainly from the decrease in reference rates enacted by the Mexican Central Bank during 2013 and 2014, which caused decreases in the average interest rate across all loan portfolios;

•	a 6.3% or Ps.689 million increase in net fees and commissions income, from Ps.10,969 million in 2013 to Ps.11,658 million in 2014, due mainly to an increase in fees and commissions earned from insurance products, credit and debit cards, collection and payment services, financial advisory services, administration and custody and foreign exchange, partially offset by an increase in (i) credit and debit card expenses and (ii) other fees and commissions expense;

•	a 4.4% or Ps.571 million decrease in impairment losses on loans and receivables, reflecting mainly a decrease in impairment losses of Ps.723 million in our consumer loan portfolio and Ps.148 million in our credit card loan portfolio, partially offset by increases of Ps.59 million in our mortgage loan portfolio, Ps.44 million in our commercial loan portfolio and Ps.197 million in loan collection and recovery expenses; and

•	a 112.7% or Ps.513 million decrease in net provisions, from a loss of Ps.455 million in 2013 to a gain of Ps.58 million in 2014, mainly due to lower provisioning requirements related to off-balance sheet credit card lines available.

These positive effects were partially offset by:

•	a 6.6% or Ps.1,112 million increase in administrative expenses, from Ps.16,802 million in 2013 to Ps.17,914 million in 2014, mainly due to increases in headcount and salaries, which resulted in higher personnel expenses as well as higher rent expense. Personnel expenses increased Ps.635 million, or 7.8%, resulting from an increase of Ps.461 million, or 7.5%, in salaries and bonuses and an increase of Ps.174 million, or 8.7%, in other personnel expenses, while rents increased Ps.161 million, or 11.2%, in each case as a result of the ongoing expansion of our branch network, including the opening of 95 new branches during 2014;

•	44.8% or Ps.520 million increase in other operating income/(expenses), from a loss of Ps.1,160 million in 2013 to a loss of Ps.1,680 million in 2014, mainly due to increases in contributions to IPAB that resulted from an increase in our deposits; and

•	a 7.8% or Ps.59 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.756 million in 2013 to a gain of Ps.697 million in 2014, primarily due to the significant gain in 2013 from the private banking unit’s participation in the placement of shares with its customer base from Grupo Modelo’s initial public offering by Anheuser-Busch.

Global Corporate Banking Segment

Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Corporate Banking segment in 2014 was Ps.4,226 million, representing a Ps.510 million, or 13.7%, increase from Ps.3,716 million in 2013. This increase was mainly due to:

•	a 58.9% or Ps.1,174 million decrease in net impairment losses on loans and receivables, from Ps.1,992 million in 2013 to Ps.818 million in 2014, mainly due to the extraordinary provisions created during 2013 to cover our exposure to the three major home builders, which are part of the Global Corporate Banking segment. The relatively lower provisions created during 2014 mainly resulted from our exposure to certain corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects, thus requiring increased provisioning; and

•	a 14.4% or Ps.500 million increase in net interest income, mainly due to an increase of Ps.13,443 million in the average portfolio of debt instruments, together with a two basis point increase in the average interest rate and an increase of Ps.3,360 million in the average balance of loans and advances to customers, offset by a 110 basis point decrease in the average interest rate earned. Lower interest rates relating to loans and advances to customers resulted from loans granted to two state-owned energy companies with risk profiles similar to other large corporate debt, as well as the preference of certain large corporations to issue debt in the capital markets.

These positive results were partially offset by:

•	a 35.1% or Ps.853 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.2,431 million in 2013 to a gain of Ps.1,578 million in 2014, primarily due to a decrease in gains from interest rate and equity derivatives;

•	a 10.7% or Ps.173 million increase in administrative expenses, from Ps.1,612 million in 2013 to Ps.1,785 million in 2014, mainly due to an increase in personnel expenses and technology and systems expenses; and

•	an 8.4% or Ps.164 million decrease in net fees and commissions income, from Ps.1,962 million in 2013 to Ps.1,798 million in 2014, mainly due to a decrease in income from commissions from financial advisory and capital markets and securities activities, reflecting softer investment banking activity as a result of increased volatility in the markets and the slowdown in the execution of the infrastructure and energy related projects pipeline.

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

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking ) and the Corporate Activities segment as follows:

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

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to more stable short-term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

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

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 72.4% of our total deposits, 99.2% of our customer deposits and 114.2% of our demand and time deposits as of December 31, 2015. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

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

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 10.5%. As of December 31, 2015, Banco Santander Mexico’s Capital Ratio was 15.61%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2013, 2014 and 2015, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2013		2014		2015
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Tier 1	Ps.	69,409,388	Ps.	76,696,962	Ps.	80,327,825
Tier 2		17,122,049		19,820,482		23,311,400
Total capital		86,531,437		96,517,444		103,639,225
Risk-Weighted Assets:
Credit risk		346,193,899		406,832,485		487,439,953
Market risk		138,747,454		128,329,554		112,427,480
Operational risk		57,950,529		61,790,258		64,255,011
Total risk-weighted assets		542,891,882		596,952,297		664,122,444
Required Regulatory Capital:
Credit risk		27,695,512		32,546,599		38,995,196
Market risk		11,099,796		10,266,364		8,994,198
Operational risk		4,636,042		4,943,221		5,140,401
Total risk-weighted assets	Ps.	43,431,350	Ps.	47,756,184	Ps.	53,129,795
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets		12.79%		12.85%		12.10%
Tier 2 capital to risk-weighted assets		3.15%		3.32%		3.51%
Total capital to risk-weighted assets(1)(2)		15.94%		16.17%		15.61%

____________

(1)	Banco Santander Mexico’s Capital Ratio as of December 31, 2014, increased by 23 basis points, from 15.94% as of December 31, 2013, to 16.17% as of December 31, 2014, mainly due to a 17.5% (Ps.4,851 million) increase in required regulatory capital associated with credit risk and a 6.6% (Ps.307 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 11.5% (Ps.9,986 million) in total capital and a decrease of 7.5% (Ps.833 million) in required regulatory capital associated with market risk.

(2)	Banco Santander Mexico’s Capital Ratio as of December 31, 2015, decreased by 56 basis points, from 16.17% as of December 31, 2014, to 15.61% as of December 31, 2015, mainly due to a 19.8% (Ps.6,449 million) increase in required regulatory capital associated with credit risk and a 4.0% (Ps.197 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 7.4% (Ps.7,122 million) in total capital and a decrease of 12.4% (Ps.1,272 million) in required regulatory capital associated with market risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that impacted regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of CET1, and 6% of Tier 1 capital of risk-weighted assets, or RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in an 8% minimum total capital (or 10.5% minimum total capital plus a conservation buffer).

In December 2014, as a consequence of the comments of the RCAP (Basel III Regulatory Consistency Assessment Program) review team, the CNBV made changes to the capital requirement rules in order to align them with the Basel III standards. The implementation of the Basel III measures on capital management had no significant impact on the Bank’s capital index due to its strong capital structure. According to our estimates, we believe Banco Santander Mexico and its subsidiaries will be above the 10.5% threshold that the Basel III international rules require. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Corrective Measures.”

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

Additionally, the Basel III framework has implemented a liquidity coverage ratio, or LCR, and is considering the definition of a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the Bank’s assets and activities over a one-year period.

As part of its liquidity management model, in recent years Banco Santander Mexico has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation has been delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Gazette the General Liquidity Requirements for Banking Institutions in Mexico as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014. The effective date of the aforementioned requirements was January 1, 2015.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2013		2014		2015
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	145,587	Ps.	169,950	Ps.	215,013
Non-interest-bearing deposits		112,367		124,113		132,725
Subtotal	Ps.	257,954	Ps.	294,063	Ps.	347,738
Time deposits:
Notes with interest payable at maturity	Ps.	115,711	Ps.	118,742	Ps.	109,568
Fixed-term deposits		146		205		874
Foreign currency time deposits		4,046		14,640		10,943
Subtotal	Ps.	119,903	Ps.	133,587	Ps.	121,385
Repurchase agreements		57,506		69,726		46,083
Accrued interest(1)		182		183		155
Other deposits		11,579		17,069		24,652
Total customer deposits	Ps.	447,124	Ps.	514,628	Ps.	540,013
Deposits from the Mexican Central Bank and credit institutions(2)		70,216		82,078		199,833
Total deposits(3)	Ps.	517,340	Ps.	596,706	Ps.	739,846

____________

(1)	Mainly from time deposits.

(2)	Includes Ps.18,519 million, Ps.33,752 million and Ps.145,484 of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2013, 2014 and 2015, respectively.

(3)	As of December 31, 2013, we had deposits of Ps.447,124 million from customers, Ps.46,963 million from credit institutions and Ps.23,253 million from the Mexican Central Bank. As of December 31, 2014, we had deposits of Ps.514,628 million from customers, Ps.77,072 million from credit institutions and Ps.5,006 million from the Mexican Central Bank. As of December 31, 2015, we had deposits of Ps.540,013 million from customers and Ps.54,674 million from credit institutions and Ps.145,159 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 6.9%, from Ps.124,113 million at December 31, 2014 to Ps.132,725 million at December 31, 2015, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements. Short-term borrowings at year-end from 2014 to 2015 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2013			2014			2015
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	76,024	2.74%	Ps.	102,646	2.99%	Ps.	191,567	3.12%
Average during year		116,505	3.38		156,689	3.12		199,040	2.96
Maximum month-end balance		155,413	3.94		188.532	3.40		256,412	3.12
Short positions:
At December 31(1)	Ps.	51,964	3.47%	Ps.	27,297	3.11%	Ps.	25,252	3.12
Average during year		55,075	3.64		84,363	3.23		50,479	3.04
Maximum month-end balance		113,751	4.31		109,596	3.52		95,081	3.16
Total short-term borrowings at year end	Ps.	127,988	3.11%	Ps.	129,943	3.05%	Ps.	216,819	3.12%

____________

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 11.b to our audited financial statements.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2015, the balance of our debt securities outstanding totaled Ps.110,237 million. See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody’s and Fitch, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt. However, the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets.

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2016 capital expenditures. For 2016, we have a capital expenditures budget of Ps.2,946 million (U.S.$171 million), 77.4% of which (Ps.2,279 million) will be spent on information technology and the rest on furniture, fixtures and equipment (Ps.667 million). In 2015, our capital expenditures were Ps.2,911 million (U.S.$169 million), 71.4% of which (Ps.2,078 million) was for information technology and the remainder was for furniture, fixtures and equipment (Ps.833 million).

As of December 31, 2015, total interest-bearing liabilities denominated in dollars amounted to Ps.95,598 million, or U.S.$5,542 million, representing 12.9% of our total deposits and 17.7% of our customer deposits. The sources of such funding as of December 31, 2013, 2014 and 2015 were as follows:

	IFRS
	As of December 31,
	2013		2014		2015		2015
	(Millions of pesos)						(Millions of U.S.$) (1)
Demand deposits	Ps.	21,767	Ps.	27,949	Ps.	42,673	U.S.$	2,474
Time deposits		5,344		34,617		29,893		1,733
Bank and other loans		20,349		10,853		23,032		1,335
Total	Ps.	47,460	Ps.	73,419	Ps.	95,598	U.S.$	5,542

____________

(1)	Translated at the rate of Ps.17.2487 per U.S.$1.00, the exchange rate for U.S. dollars calculated on December 31, 2015 and published by the Mexican Central Bank in the Official Gazette of the Federation on January 4, 2016, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2015, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$9,418 million (Ps.162,441 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$9,245 million (Ps.159,465 million). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2015, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$8,805 million (Ps.151,875 million). As of such date, our foreign currency-denominated liabilities were U.S.$6,466 million (Ps.111,530 million). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2013, 2014 and 2015, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2013				2014				2015
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	174,993	22.39%	1.64%	Ps.	220,020	23.68%	1.39%	Ps.	250,762	24.23%	1.27%
Time deposits		136,692	17.49%	3.66%		129,644	13.95%	2.94%		156,072	15.08%	2.56%
Deposits from the Mexican Central Bank and credit institutions		77,035	9.85%	3.44%		125,982	13.56%	3.32%		195,739	18.91%	3.07%
Repurchase agreements		89,003	11.39%	3.81%		76,178	8.20%	3.03%		61,765	5.97%	2.88%
Marketable debt securities and other financial liabilities		41,686	5.33%	4.78%		45,914	4.94%	4.00%		51,021	4.93%	3.71%
Other liabilities(1)		78,847	10.09%	3.91%		98,062	10.55%	3.19%		76,817	7.42%	3.11%
Subordinated liabilities		228	0.02%	4.82%		17,305	1.86%	6.07%		20,438	1.97%	6.16%
Subtotal interest-bearing liabilities		598,484	76.56%	3.26%		713,105	76.74%	2.85%		812,614	78.51%	2.61%
Non-interest-bearing liabilities		82,409	10.54%			117,891	12.70%			116,392	11.25%
Total equity		100,829	12.90%			98,155	10.56%			105,955	10.24%
Subtotal non-interest-bearing liabilities and equity		183,238	23.44%			216,046	23.26%			222,347	21.49%
Total liabilities and equity	Ps.	781,722	100.00%		Ps.	929,151	100.00%		Ps.	1,034, 961	100.00%

____________

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity increased from 13.95% as of December 31, 2014 to 15.08% as of December 31, 2015, while the ratio of average demand accounts to average total liabilities and equity increased from 23.68% to 24.23% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 12.70% as of December 31, 2014 to 11.24% as of December 31, 2015.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2013, 2014 and 2015.

	IFRS
	As of December 31,
	2013		2014		2015
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	145,587	Ps.	169,950	Ps.	215,013
Non-interest-bearing deposits		112,367		124,113		132,725
Subtotal	Ps.	257,954	Ps.	294,063	Ps.	347,738
Time deposits
Notes with interest payable at maturity	Ps.	115,808	Ps.	118,742	Ps.	109,568
Fixed-term deposits(1)		146		205		874
Foreign currency time deposits(2)		16,905		34,617		10,943
Subtotal	Ps.	132,859	Ps.	153,564	Ps.	121,385
Total	Ps.	390,813	Ps.	447,627	Ps.	469,123

____________

(1)	As of December 31, 2013, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions. As of December 31, 2014, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions. As of December 31, 2015, we had not received any fixed-term deposits from credit institutions, and had not received fixed-term deposits from the Mexican Central Bank.

(2)	As of December 31, 2013, includes Ps.12,859 million of foreign currency time deposits from other credit institutions. As of December 31, 2014, includes Ps.19,977 million of foreign currency time deposits from other credit institutions. As of December 31, 2015, includes Ps.18,950 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2015.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured) (2)	157	01/04/2016	2.78%
Certificates of deposit (unsecured) (2)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured) (2)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured) (2)	350	03/03/2016	3.36%
Certificates of deposit (unsecured) (2)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured) (2)	800	03/10/2016	3.38%
Certificates of deposit (unsecured) (2)	300	03/17/2016	3.53%
Certificates of deposit (unsecured) (2)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured) (2)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured) (2)	500	05/04/2016	3.36%
Certificates of deposit (unsecured) (2)	500	05/04/2016	3.36%
Certificates of deposit (unsecured) (2)	14	05/16/2016	3.20%
Certificates of deposit (unsecured) (2)	450	05/26/2016	3.36%
Certificates of deposit (unsecured) (2)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured) (2)	750	06/02/2016	3.38%
Certificates of deposit (unsecured) (2)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured) (2)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured) (2)	300	05/20/2016	3.34%
Certificates of deposit (unsecured) (2)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured) (2)	450	07/21/2016	3.40%
Certificates of deposit (unsecured) (2)	550	07/21/2016	3.36%
Certificates of deposit (unsecured) (2)	50	07/21/2016	3.30%
Certificates of deposit (unsecured) (2)	17	02/08/2016	3.20%
Certificates of deposit (unsecured) (2)	600	08/25/2016	3.40%
Certificates of deposit (unsecured) (2)	1	08/29/2016	3.20%
Certificates of deposit (unsecured) (2)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured) (2)	1	08/29/2016	3.20%
Certificates of deposit (unsecured) (2)	12	02/19/2016	3.20%
Certificates of deposit (unsecured) (2)	2	01/25/2016	3.20%
Certificates of deposit (unsecured) (2)	500	11/24/2016	3.42%
Certificates of deposit (unsecured) (2)	19	02/12/2016	0.75%
Certificates of deposit (unsecured) (2)	19	02/25/2016	0.75%
Certificates of deposit (unsecured) (2)	6	10/17/2016	0.75%
Certificates of deposit (unsecured) (2)	86	05/17/2016	0.50%
Certificates of deposit (unsecured) (2)	82	01/05/2016	0.15%
Certificates of deposit (unsecured) (2)	124	01/05/2016	0.10%
Certificates of deposit (unsecured) (2)	78	01/05/2016	0.15%

Instrument	Amount	Maturity Date	Rate
Certificates of deposit (unsecured) (2)	172	01/07/2016	0.10%
Certificates of deposit (unsecured) (2)	126	01/12/2016	0.10%
Certificates of deposit (unsecured) (2)	84	01/14/2016	0.25%
Certificates of deposit (unsecured) (2)	127	01/15/2016	0.25%
Certificates of deposit (unsecured) (2)	82	01/19/2016	0.35%
Certificates of deposit (unsecured) (2)	129	01/21/2016	0.35%
Certificates of deposit (unsecured) (2)	69	01/20/2016	0.30%
Certificates of deposit (unsecured) (2)	140	01/26/2016	0.35%
Certificates of deposit (unsecured) (2)	61	01/06/2016	0.20%
Certificates of deposit (unsecured) (2)	168	01/28/2016	0.35%
Certificates of deposit (unsecured) (2)	1	01/04/2016	0.15%
Certificates of deposit (unsecured) (2)	1	02/02/2016	0.18%
Structured bank bonds (3)	34	01/04/2016	5.00%
Structured bank bonds (3)	30	07/01/2016	TIIE
Structured bank bonds (3)	150	07/01/2016	Guaranteed rate subject to EXCHANGE RATE
Structured bank bonds (3)	150	07/14/2016	TIIE
Structured bank bonds (3)	10	07/25/2016	TIIE
Structured bank bonds (3)	185	08/11/2016	TIIE
Structured bank bonds (3)	53	03/16/2017	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	12	03/24/2017	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	587	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds (3)	13	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds (3)	22	10/14/2016	Guaranteed rate subject to Hang Semg
Structured bank bonds (3)	42	03/13/2017	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	12	04/06/2017	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	110	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds (3)	228	08/24/2016	Guaranteed rate subject to HSCEI y S&P 500
Structured bank bonds (3)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds (3)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds (3)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E y NIKKEI 225
Structured bank bonds (3)	935	04/03/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds (3)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds (3)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	705	03/02/2017	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	469	06/27/2018	Guaranteed rate subject to 2.00%

Instrument	Amount	Maturity Date	Rate
Structured bank bonds (3)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	123	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	98	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	124	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds (3)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds (3)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	941	10/23/2020	Guaranteed rate subject to TIIE
Structured bank bonds (3)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	9	11/05/2020	Guaranteed rate subject to TIIE
Structured bank bonds (3)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	174	12/14/2020	Guaranteed rate subject to SXDP
Senior notes	16,984	11/09/2022	4.125%
Unsecured bonds (4)	1,700	03/09/2021	8.91%
Unsecured bonds (4)	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds (4)	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds (4)	980	11/23/2017	9.05%
Unsecured bonds (4)	3,000	12/06/2018	TIIE + 18 bps
Promissory notes (6)	10,000	01/25/2016	3.47%
Promissory notes (6)	53	01/19/2016	3.25%
Promissory notes (6)	66	01/04/2016	3.20%
Promissory notes (6)	13,950	01/04/2016	3.25%
Mortgage-backed bonds (5)	183	05/25/2032	5.00%
Mortgage-backed bonds (5)	13	05/25/2032	6.40%
Tier II Subordinated Capital Notes	22,285	01/30/2024	5.95%
109,538
Transaction costs and accrued interest	699
Total debt securities outstanding	110,237

____________

(1)	Equals funding amounts taking into consideration redemptions. See Note 21 to our audited financial statements.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados.

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

(6)	Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

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

The 2024 Notes

In December 2013, our subsidiary, Banco Santander Mexico, issued Basel III compliant Tier 2 Subordinated Capital Notes in an aggregate principal amount of U.S.$1.3 billion under an indenture dated December 19, 2013, which we refer to as the 2024 notes. Our parent, Banco Santander Parent, purchased 75% or U.S.$975 million of the aggregate principal amount of the 2024 notes. The 2024 notes were issued at an issue price of 99.235%. The 2024 notes mature on January 30, 2024, and bear interest at a rate per annum equal to 5.95%. Interest is paid semi-annually in arrears on January 30 and July 30 of each year. The net proceeds from this issuance were used for general corporate purposes, including to enhance our capital in connection with the December 2013 cash dividend payment. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.” After consummation of the 2024 notes offering and the payment of the December 2013 cash dividend the Bank maintains a Tier 1 capital ratio of 12.8 and a Tier 2 capital ratio of 3.2.

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

The Mexican economy continues to be influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico. In particular, the possible trend of monetary policy in the U.S. and the effect on industrial production as a result of the appreciation of the U.S. dollar against other currencies, could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand in Mexico, thus having a material adverse effect on our financial condition and results of operations.

E. Off-Balance Sheet Arrangements

In the ordinary course of our business we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 of our audited financial statements included elsewhere in this annual report on Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.140,643 million, Ps.128,785 million and Ps.98,643 million as of December 31, 2013, 2014 and 2015, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013		2014		2015
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	140,643	Ps.	128,785	Ps.	113,715
Assets in trust or mandate:
Trusts		133,101		135,497		141,287
Mandates(1)		274		247		243
Assets in custody or under administration(2)		3,543,470		3,193,157		3,346,631
Subtotal	Ps.	3,817,488	Ps.	3,457,686	Ps.	3,601,876
Collateral received	Ps.	99,277	Ps.	51,680	Ps.	59,377
Collateral received and sold or pledged as guarantee(3)		50,891		26,794		22,609
Investment banking transaction on behalf of third parties (net)(4)		565,081		415,726		432,809
Subtotal		715,249		494,200		514,795
Total	Ps.	4,532,737	Ps.	3,951,886	Ps.	4,116,671

____________

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F. Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2015.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	347,738	Ps.	—	Ps.	—	Ps.	—	Ps.	347,738
Time deposits		140,206		85		35		9		140,335
Bank and other loans(1)		34,354		11,681		6,424		7,747		60,206
Marketable debt securities(1)		52,566		13,696		2,145		19,042		87,449
Subordinated liabilities		556		—		—		22,232		22,788
Repurchase agreements		191,567		—		—		—		191,567
Short positions		49,554		135		—		322		50,011
Operating lease obligations		428		1,635		1,309		5,034		8,406
Sundry creditors and other payables		27,357		77		—		4,041		31,475
Contractual interest payments(2)		11,010		6,343		5,314		8,381		31,048
Total	Ps.	855,336	Ps.	33,652	Ps.	15,227	Ps.	66,808	Ps.	971,023

____________

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2015.

(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2015 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of eleven directors and eight alternate directors. The directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

Under our bylaws and in accordance with the Mexican Financial Groups Law, at least 25% of the members of our Board of Directors must be independent. Independence is determined in accordance with Article 24 of the Mexican Financial Groups Law, and our bylaws. The CNBV may contest the determination made by our shareholders as to the independence of our directors. We have not determined whether any of our directors or any of the members of our committees other than the Audit Committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange.

For each director, an alternate director may be appointed, provided the alternate director corresponding to an independent director is also independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F. Series B shares can be freely subscribed. Series F shares can be acquired directly or indirectly only by Banco Santander Parent and can be sold only with the previous authorization of the SHCP, unless such shares must be transferred to the IPAB as collateral or as property. Both categories of directors have the same rights and obligations.

In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general shareholders’ meeting on April 28, 2016, for a period of one year. The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Marcos Alejandro Martínez Gavica	Chairman	Series F	1997
Héctor Blas Grisi Checa	Director	Series F	2016
Rodrigo Echenique Gordillo	Director	Series F	2015
Ángel Rivera Congosto	Director	Series F	2016
Rodrigo Brand de Lara	Director	Series F	2012
Francisco Javier Hidalgo Blázquez	Alternate Director	Series F	2014
Pedro José Moreno Cantalejo	Alternate Director	Series F	2006
Fernando Borja Mujica	Alternate Director	Series F	2015
Vittorio Corbo Lioi	Alternate Director	Series F	2012
Guillermo Güemez García	Independent Director	Series F	2012
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series F	2009
Fernando Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Gina Lorenza Diez Barroso Azcárraga	Independent Director	Series B	2014

Name	Position	Series	Director Since
Enrique Krauze Kleinbort	Independent Alternate Director	Series B	2010
Antonio Purón Mier y Terán	Independent Alternate Director	Series B	2009

____________

The Secretary of the Board of Directors is Alfredo Acevedo Rivas, and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Marcos Alejandro Martínez Gavica is of the Chairman of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management. He holds a degree in chemical engineering from Universidad Iberoamericana and a masters in administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial.

Héctor Blas Grisi Checa is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Banco Santander (México). He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Investment Corporate Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

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

Ángel Rivera Congosto is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He is Director of the Comercial Bank Division of Banco Santander, S.A., and also a member of the board of directors of Banco Santander, S.A, Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as a General Director of the Comercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of

Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (PADE) in IESE (Universidad de Navarra) and a program of development in corporate finance at the Instituto de Empresa in Madrid. He has also studied under various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance.

Rodrigo Brand de Lara is a member of our Board of Directors and the boards of directors of Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda and was appointed Deputy General Director of Research, Public Affairs and Marketing for Banco Santander Mexico in 2011. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

Francisco Javier Hidalgo Blázquez is an alternate member of our Board of Directors and a member or the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. Mr. Hidalgo Blázquez was appointed Vice President of Retail Banking of Banco Santander Mexico in 2014. From 2013 to 2014 he served as Deputy General Director of Commercial and Individual Banking for Banco Santander Parent. From 2012 to 2013 he served as Executive Vice President of the Americas Division of Banco Santander Parent. From 2010 to 2012 he served as President and CEO of Grupo Financiero Santander Puerto Rico. From 2005 to 2013, Mr. Hidalgo Blázquez served as Deputy Director of Global Corporate Banking and the Commercial Division, Deputy Director of the Americas Division, Deputy General Manager of Global Banking and Markets Division, Deputy General Manager of the Retail Banking Division and Managing Director of Global Corporate Banking Division at both the regional and global levels, all for Banco Santander Parent. He also served as director in various areas of Banque Nationale de Paris from 1982 to 1991. He graduated in law from the Complutense University of Madrid and has an MBA from IESE, Barcelona.

Pedro José Moreno Cantalejo is an alternate member of our Board of Directors and a member of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. He was appointed Banco Santander Mexico’s Vice President of Administration and Finance in October 2010. From 2006 to 2010, he acted as Banco Santander Mexico’s Deputy General Director of Finance. From 2004 to 2006, he acted as a member of the board of directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd. and Santander Consumer Bank (Poland), among others. During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Parent. From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Parent. In 1991, he joined the Santander Group, working in Grupo Hispamer Grupo Financiero holding various positions until 1998, when he became Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano. From 1991 to 1998 he also served as Director of Organizational Control and Systems for Mercedes Benz Leasing and Funding. Mr. Moreno Cantalejo started his career in the banking industry in 1985 as Chief of Administration at GESBICA Caja Postal de Ahorros — Madrid. He holds a degree in economic and business sciences from Universidad Autónoma de Madrid, a masters in management of financial entities from the Centro de Estudios Comerciales (CECO), and MBAs from the executive and senior executive programs from the Escuela de Negocios (ESDEN).

Fernando Borja Mujica has served as Deputy General Legal Director of Banco Santander Mexico since 2014. From 2004 to 2014, he was general counsel for Banco Nacional de México. From 1988 to 1998 he held several positions in the SHCP, including General Director of Banking Institutions. From 1998 to 2004 he was a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C. Mr. Borja Mujica has held various federal government banking and finance positions. He was also a member of the Governor’s board of the National Banking and Securities Commission and of the Insurance and Bonding National Commission and served as member of several financial institutions, including Shares and Securities, Afore Banamex (member of the investment committee) and Impulsora de Fondos Banamex. He was the secretary of the boards of Grupo Financiero Banamex and Banco Nacional de México, S.A. He holds a law degree from Escuela Libre de Derecho and a masters in comparative law from Georgetown University.

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

Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Santander Vivienda. She is the founder and Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in Mexico. She is currently a member of the Boards of management of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

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

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2013. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Year of appointment to current position
Hector Blas Grisi Checa	Executive President and Chief Executive Officer	2015
Pedro José Moreno Cantalejo	Vice-president of Administration and Finance	2010
Francisco Javier Hidalgo Blázquez	Vice-president of Retail Banking	2014
Fernando Borja Mujica	Deputy General Legal Director	2014
Jorge Arturo Arce Gama	Deputy General Director of Global Corporate Banking	2016
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Estanislao de la Torre Álvarez	Deputy General Director of Operation Technology and Quality	2006
Roberto d’Empaire Muskus	Deputy General Director of Risks	2013
Rodrigo Brand de Lara	Deputy General Director of Research, Public Affairs and Marketing	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	2013

Executive Officers	Position	Year of appointment to current position
Jorge Alberto Alfaro Lara	Deputy General Director of Payment Systems and Credit Individual Banking	2005
Juan Ramón Jiménez Lorenzo	Executive Director of Internal Audit	2014
Juan Pedro Oechsle Bernos	Deputy General Director of Individual Banking and SME	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources, Organization and Costs	2011

____________

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

Jorge Arturo Arce Gama, was appointed Deputy General Director of Global Corporate Banking at Grupo Financiero Santander Mexico since April 2016 after serving as the President and Chief Executive Officer of Deutsche Bank Mexico, S.A. for over four years. Previously, Mr. Arce was the head of PWM Northern Latin America for Deutsche Bank for approximately seven years. In his more than 20 years at Deutsche Bank, Mr. Arce held several positions including senior investment banker for Latin America. Mr. Arce started his professional career at Citibank Mexico in 1991, where he remained until 1995. Mr. Arce holds a degree in finance from Pace University in New York.

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

Roberto d´Empaire Muskus was appointed Deputy General Director of Risk of Grupo Financiero Santander Mexico in 2014. He previously served as a director in various areas of the Global Risk Unit of Banco Santander S.A. from 2006 to 2014. He serves as the Chairman of the Risk Committee for Retail Banking Business, and on the board of Banco Santander de Negocios de Colombia and the board of Banco Santander Panama. He was also Vice President of Banco Venezuela — Santander Group from 1998 to 2006. Mr. d’Empaire Muskus graduated with a degree in Economics from the Universidad Católica Andrés Bello in Venezuela and has an MBA from Cornell University.

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

B. Compensation

The aggregate amount of compensation and benefits to our executive officers during fiscal year 2015 was Ps.282 million. For the same period, the independent directors who are members of our Board of Directors and the Audit Committee and the Corporate Practices, Nominating and Compensation Committee received an aggregate compensation of Ps.13 million. Our directors are not entitled to benefits upon termination of employment.

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

Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees. The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.361 million as of December 31, 2015.

Global Program – Performance share plan

Banco Santander Parent has one long-term share-based variable compensation plan linked to the market price of its own shares (the “Global Program”). Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander Parent approved on March 26, 2008 the long-term incentive policy covering the executive officers and other executives of Banco Santander Parent and its affiliate companies (except

Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Parent, as established in the Annual Shareholders’ Meeting.

This multi-annual share-settled incentive plan is payable in shares of Banco Santander Parent. The beneficiaries of the plan are the executive officers and other members of management, together with any other executives of Banco Santander Parent and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander Parent. The plan involves six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for three years each (Plan I-10 to Plan I-14).

For each cycle, a maximum number of Banco Santander Parent shares is established for each beneficiary who remains within Banco Santander Parent and its affiliates for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Banco Santander Parent‘s performance against that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (“TSR”) and growth in Earnings per Share (“EPS”). The targets for plan I-12 and later plans measure the Banco Santander Parent’s performance with respect to TSR only.

As of December 31, 2013, there was one cycle in effect (Plan I-14). The last cycle (Plan I-14) began on July 1, 2011 and expired on June 30, 2014. During 2013 and 2014, no awards under the Global Program share-based payment were granted.

The fair value of the Banco Santander Parent shares granted to the Group’s employees under this plan was 94 million pesos as of December 31, 2013. This plan expired on June 30, 2014. In 2013 and 2014, the Group recognized expenses of 39 million pesos and 10 million pesos, respectively, regarding this plan.

Local Program

The Group's Board of Directors approved in October 2012 a share-based equity-settled compensation plan for eligible executive officers subject to certain conditions described below. The plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012. Under it, eligible executive officers will receive a cash incentive that must be used irrevocably to acquire shares of the Group at a price of Ps.31.25 per share.

The incentive is linked to the achievement each year of two independent objectives related to the increase in the stock price and performance of the stock price against the IPC. If the objectives are fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective will determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible executive officers who continue as active officers of the Group at the time that each of the three plan payments is due.

The fair value of the plan is calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers is 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2013, 2014 and 2015, the Group recognized in the consolidated income statement an amount of Ps.138 million, Ps. 159 million and Ps.63 million, respectively, as services rendered by the eligible executive officers.

During September 2013 and 2014, the objectives of this performance share plan were achieved at 100% and 97%, respectively, so the first and second payments of the cash incentive were proportionally made to the eligible executive officers.

Corporate performance shares plan of Banco Santander Parent 2014

The shareholders’ meeting of Banco Santander Parent approved on March 28, 2014, a new share-based payment plan applicable only to a certain group of executives (known as the “identify staff”) in each country.

The plan is denominated “Corporate performance shares plan 2014” and provides for compensation tied to the performance of the stock of Banco Santander Parent, as established in the Annual Shareholders’ Meeting of Banco Santander Parent. This multiannual performance plan is payable in shares of Banco Santander Mexico with annual deliveries of shares to the beneficiaries during a period of three years beginning in July 2015.

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

As of December 31, 2015, Banco Santander Mexico has recognized Ps.8 million in its consolidated income statement with respect to this plan.

C. Board Practices

Our directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors was elected at our general shareholders’ meeting on April 28, 2016 for a period of one year.

The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees which report to the Board of Directors:

•	Audit Committee;

•	Corporate Practices, Nominating and Compensation Committee;

Additionally, the board of directors of Banco Santander Mexico has created the following committees which report to their Board of Directors:

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

____________

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

Certain invitees (invitados habituales) also attend the meetings of our Audit Committee on a regular basis. Invitees may participate in meetings without voting rights, and the President of the Audit Committee has discretion to ask them to leave. The current regular invitees of our Audit Committee are:

Name	Position
Marcos A. Martinez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Juan Ramón Jiménez Lorenzo	Executive General Director of Internal Audit
José Antonio Quesada Palacios	External Auditor
Antonio Salinas Velasco	External Auditor

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

Corporate Practices, Nominating and Compensation Committee

The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

•	policies and guidelines for the use or enjoyment of our property;

•	policies for loans and other transactions with related parties;

•	policies for exempting related party transactions from authorization;

•	policymaking relating to disclosure;

•	transactions with employees;

•	unusual or nonrecurring transactions;

•	appointment, dismissal and compensation of the CEO;

•	appointment and compensation of executive officers;

•	policies that set limits on the authority of the CEO and executive officers;

•	organization of human resources;

•	waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;

•	policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;

•	proposed compensation to directors and members of committees;

•	monitoring compliance of established corporate practices and compliance with all applicable laws or regulations;

•	presenting a report to the Board of Directors, based on reports of the activities of the CEO and the internal committees; and

•	proposing appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.

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

____________

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

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Francisco Javier Hidalgo Blázquez	Vice President of Retail Banking
Pedro José Moreno Cantalejo	Vice President of Administration and Finance
Roberto d’Empaire Muskus	Deputy General Director of Credit
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Jose Arturo Arce Gama	Deputy General Director of Global Banking & Markets Mexico

____________

*	No voting rights.

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

Our Remuneration Committee charter provides that:

•	it must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding;

•	at least one member must have knowledge and experience in risk management or internal controls;

•	the person responsible for the Comprehensive Risk Management Unit shall be a member;

•	a representative from the Human Resources division shall be a member;

•	a representative from the Financial Planning or Budget Division shall be a member; and

•	the internal auditor may participate without voting rights.

The Remuneration Committee must meet every quarter, and at least a majority of its members must be present; provided, that an independent director shall at all times be present. The meetings and resolutions adopted at Remuneration Committee meetings must be documented in minutes signed by all of the members who are present.

The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Marcos Alejandro Martínez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Roberto d’Empaire Muskus	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo	Executive General Director of Internal Audit
Fernando Borja Mujica	Deputy General Legal Director

____________

The Secretary of the Remuneration Committee is Alfredo Acevedo Rivas.

D. Employees

As of December 31, 2015, on a consolidated basis we had 17,208 employees, an increase of 4.8% since December 31, 2014. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees. At the end of 2015, we finished our intended plan to add 200 new branches to our branch network. We opened 15 branches during the fourth quarter of 2012, 75 branches during 2013, 95 branches during 2014 and 15 branches in 2015.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 3,775, or 21.9%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2015. We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law. In 2013, the collective bargaining agreement relating to both salaries and benefits was renewed, in 2014 the collective bargaining agreement relating to salaries was renewed and in 2015, the collective bargaining agreement relating to both salaries and benefits was renewed. Our collective bargaining agreement applies only to our unionized employees. While terms of employment are generally the same for unionized and nonunionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2013, 2014 and 2015.

	As of December 31,
Employees	2013	2014	2015
Executives	110	113	117
Professionals	6,276	6,669	7,097
Administrative	7,874	9,645	9,994
Total	14,260	16,427	17,208

____________

E. Share Ownership

The following table provides the names of our directors and executive officers who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Marcos Martínez Gavica	799,865	(1)	(1)
Héctor Blas Grisi Checa	—	—	—
Rodrigo Brand de Lara	59,015	(1)	(1)
Francisco Javier Hidalgo Blazquez	106,936	(1)	(1)
Pedro José Moreno Cantalejo	261,770	(1)	(1)
Fernando Borja Mujica	38,037	(1)	(1)
Guillermo Güemez García	—	—	—
Joaquín Vargas Guajardo	—	—	—
Juan Gallardo Thurlow	—	—	—
Vittorio Corbo Lioi	—	—	—
Eduardo Carredano Fernández	—	—	—
Jesús Federico Reyes Heroles González Garza	—	—	—
Fernando Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	—	—	—
Gina Lorenza Diez Barroso Azcárraga	—	—	—
Enrique Krauze Kleinbort	—	—	—
Antonio Purón Mier y Terán	—	—	—
Rodrigo Echenique Gordillo	—	—	—
Angel Rivera Congosto	—	—	—
Emilio de Eusebio Saiz	44,196	(1)	(1)
Estanislao de la Torre Álvarez	104,139	(1)	(1)
Juan Ramón Jimenez Lorenzo	16,826	(1)	(1)
Juan Garrido Otaola	88,147	(1)	(1)
Roberto d’Empaire Muskus	22,627	(1)	(1)
Juan Pedro Oechsle Bernos	123,425	(1)	(1)
Jorge Alberto Alfaro Lara	157,354	(1)	(1)
Pablo Fernando Quesada Gómez	35,645	(1)	(1)
Enrique Luis Mondragón Domínguez	84,212	(1)	(1)

__________________

(1) Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees
––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a subsidiary of Banco Santander S.A., or Banco Santander Parent. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2015, based on publicly available annual reports. The Santander Group had a gross margin of U.S.$45,272 million, CET1capital ratio of 10.05% and a market capitalization of U.S.$65,792 million as of December 31, 2015, and net income attributable to shareholders of U.S.$5,966 million in 2015. As of December 31, 2015, the Santander Group had 13,030 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

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

Banco Santander Parent is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies. Santusa Holding, S.L. is an affiliate of Banco Santander Parent and act in coordinated manner with Banco Santander Parent with respect to their shareholdings and the voting of their shares in our company. We do not have a commercial relationship with Santusa Holding, S.L. because it is a holding company whose principal activity comprises holding shares of other companies. Santusa Holding S.L. is wholly owned by Banco Santander Parent and Santander Holding Internacional S.A. (a holding company subsidiary of Banco Santander Parent).

The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Parent (1)	14,428,432	0.43%	3,464,309,145	100.00%	51.26%
Santusa Holding, S.L.(2)	1,623,491,117	48.87%	0	0.00%	23.92%
Carmignac Gestión(3)	222,612,290	6.70%	0	0.00%	3.28%
Minority shareholders	1,461,553,929	44.00%	0	0.00%	21.54%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

____________

(1)	The address of Banco Santander Parent is Paseo de Pereda 9-12, Santander, Spain. Banco Santander Parent, directly and indirectly through its subsidiaries, is the beneficial owner of 74.97% of our total capital stock.

(2)	Banco Santander Parent and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Parent) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively. The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)	Carmignac Gestion filed with the SEC a Schedule 13G dated February 9, 2016. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 222,612,290 series B shares and sole dispositive power with respect to 222,612,290 series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

According to our depository bank, as of December 31, 2015, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2015, there were a total of 125 ADR holders of record and 185,153,347 ADRs outstanding, representing 925,766,735 Series B shares or 27.87% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering. The selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

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

On September 8, 2015 Banco Santander Parent acquired 14,428,432 Series “B” shares which were owned by Santander Overseas Bank Inc., representative of the 0.21% of the share capital of Grupo Financiero Santander Mexico, S.A.B. de C.V.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

B. Related Party Transactions

Loans to Related Parties

Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank. Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities. For purposes of these provisions, the term “related parties” refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries’ shares; (2) our or any of our subsidiaries’ principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any corporation in which our external auditors, our employees, holders of 2% or more of our shares, or we or any of our directors or officers holds 10% or more of the outstanding capital stock. The majority of our Board of Directors must approve such loans. Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law. In addition, certain filings must be made with the CNBV with respect to such loans. Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank’s Tier 1 net capital are exempt from such provisions. Loans to related parties may not exceed 35% of a bank’s Tier 1 Capital. The CNBV may, upon request, grant exemptions from these provisions. In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

The SHCP has adopted rules which exclude from the category of loans to related parties loans granted to the Mexican government, provided that the recipient does not make a loan to a related party, and loans to our directors or officers if they fall within the minimum thresholds set forth above. The SHCP rules also exclude from the category of loans to related parties loans to companies that provide ancillary services to us, meaning our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services, provided that such companies do not make a loan to a related party. These three categories of loans are not considered for purposes of determining the 35% of Tier 1 Capital limit of our loan portfolio that may consist of loans to related parties, and do not require the prior approval of our Board of Directors.

As of December 31, 2015, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.62,678 million (U.S.$3,634 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) and Santander Vivienda for Ps.40,000 million (U.S.$2,319 million), Ps.20,996 million (U.S.$1,217 million) and Ps.1,682 million (U.S.$98 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors. According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 88.81% of the loans granted to related parties have a credit quality of A1, 0.04% have a credit quality of B1 and 0.15% have a credit quality of C1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps.0.3 million, Ps.0.6 million and Ps. 0.3 million as of December 31, 2013, December 31, 2014 and December 31, 2015, respectively. None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps.84 million, Ps.69.7 million and Ps.51.8 million as of December 31, 2013, December 31, 2014 and December 31, 2015, respectively. None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2013, December 31, 2014 and December 31, 2015, 90%, 87% and 94% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•	The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 8%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2015 was 3.31%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2015
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding		Total amount outstanding
	(Millions of pesos)
Officer 1	Ps.	43.1	Ps.	24.9	Ps.	0	Ps.	0	Ps.	24.9
Officer 2		5.4		4.9		0		0		4.9
Officer 3		3.4		2.4		0.2		0.1		2.6
Officer 4		2.5		2.3		0		0		2.3
Officer 5		8.5		3.6		1.0		0.9		4.5
Officer 6		6.0		5.5		0		0		5.5
Officer 7		5.3		3.2		0		0		3.2
Officer 8		0		0		1.0		0.8		0.8
Total	Ps.	74.1	Ps.	46.9	Ps.	2.2	Ps.	1.8	Ps.	48.7

____________

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2015.

(2)	Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2015.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, Casa de Bolsa Santander, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Banco Santander Mexico, Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V. We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

•	Ingeniería de Software Bancario, S.L., or ISBAN, for the provision of IT services such as project development, quality plans, remediation plans, maintenance of application software, functional support of various applications and consulting;

•	Produban Servicios Informáticos Generales, S.L., or Produban, for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;

•	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;

•	Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and

•	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2013, 2014 and 2015:

	As of
	December 31, 2013				December 31, 2014				December 31, 2015
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	3,380		––	Ps.	2,341		––	Ps.	4,800		––
Santander Benelux, S.A., N.V.		––		––		––		––		––		––
Abbey National Treasury Services plc		––		––		––		––		––		––
Loans and advances to customers(1)
Produban Servicios Informáticos Generales, S.L.		––	Ps.	1,086		––	Ps.	1,413		––	Ps.	1,395
Santander Capital Structuring, S.A. de C.V.		––		1,751		––		1,245		––		125
Promociones y Servicios Polanco, S.A. de C.V.		––		336		––		––		––		––
Grupo Konectanet México, S.A. de C.V.		—		15		—		15		––		15
Banco Santander Rio, S.A.		—		—		—		23		—		—
Trading derivatives
Banco Santander, S.A.		12,095		—		27,256		—		38,304		—
Banco Santander (Brasil), S.A.		—		—		—		—		—		169
Santander Benelux, S.A., N.V.		—		7,822		—		—		—		—
Abbey National Treasury Services plc		––		70		––		828		—		1,668
Santander Investment Limited		––		––		––		––		—		—
Other		––		12		––		5		—		5
OTHER ASSETS
Banco Santander, S.A.		86		––		1,266		––		303		––
Zurich Santander Seguros México, S.A.		––		761		––		747		—		824

	As of
	December 31, 2013		December 31, 2014		December 31, 2015
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión	––	––	––	122	––	144
Other	—	60	—	88	––	13
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.	12,599	––	28,340	––	37,214	––
Santander Benelux, S.A., N.V.	—	8,291	—	—	––	––
Abbey National Trveasury Services plc	—	42	—	426	––	671
Other	—	12	—	21	––	46
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Deposits from credit institutions – Repurchase agreements
Banco Santander, S.A.	—	—	1,525	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.	3,298	––	249	––	222	––
Banco Santander International	—	68	—	347	—	—
Zurich Santander Seguros México, S.A.	—	—	—	425	—	—
Abbey National Treasury Services plc.	—	—	—	419	—	—
Santander Capital Structuring, S.A. de C.V.	—	—	—	—	—	217
Other	—	20	—	77	—	57
Customer deposits
Banco Santander, S.A.	—	—	—	—	1,346	—
Abbey National Treasury Services plc	—	—	—	—	—	1,005
Isban México, S.A. de C.V.	—	676	—	837	—	856
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	322
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	—	—	180
Produban Servicios Informáticos Generales, S.L.	—	348	—	119	—	101
Santander Capital Structuring	—	114	—	117	—	—
Promociones y Servicios Santiago, S.A. de C.V.	––	––	––	1,790	––	—
Promociones y Servicios Monterrey, S.A. de C.V.	––	––	––	134	––	—
Other	––	154	––	82	––	85

	As of
	December 31, 2013		December 31, 2014		December 31, 2015
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Marketable Debt Securities
Banco Santander, S.A.	774	—	727	—	850	—
Zurich Santander Seguros México, S.A.	—	—	—	—	—	—
Subordinated debentures
Banco Santander, S.A.	12,766	—	14,630	—	18,440	—
Other financial liabilities
Banco Santander, S.A.	10	—	709	—	6,684	—
Other	—	—	—	—	—	15
OTHER LIABILITIES
Produban Servicios Informáticos Generales, S.L.	—	—	—	—	—	300
Isban México, S.A. de C.V.	—	—	—	—	—	128
Banco Santander, S.A.	176	—	1,387	—	728	—
Other	—	45	—	38	—	52

____________

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

The following table set forth our income and expense from related parties for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013				2014				2015
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	4	Ps.	––	Ps.	4	Ps.	––	Ps.	5	Ps.	—
Produban Servicios Informáticos Generales, S.L.		—		35		—		38		—		45
Santander Capital Structuring, S.A. de C.V.		—		79		—		83		—		22
Other		––		3		––		1		––		1
Interest expenses and similar charges
Banco Santander, S.A.		24		—		832		—		1,026		—
Isban México, S.A. de C.V.		—		17		—		16		—		12
Zurich Santander Seguros México, S.A.		—		—		—		—		—		—
Other		—		14		—		9		—		10
Fee and commission income
Banco Santander, S.A.		—		—		—		—		171		—
Zurich Santander Seguros México, S.A.		—		3,372		—		3,739		—		3,929

	For the year ended December 31,
	December 31, 2013		December 31, 2014		December 31, 2015
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Santander Capital Structuring, S.A. de C.V.	—	30	—	38	—	—
Santander Investment Securities Inc	—	10	—	8	—	7
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión.	—	1,310	—	1,353	—	1,363
Other	––	6	––	9	––	4
Fee and commission expense
Banco Santander, S.A. (Spain)	––	––	––	––	1	––
Santander Global Facilities, S.A. de C.V.	––	––	––	––	––	131
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	––	––	––	––	––	92
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Banco Santander, S.A.	(482)	—	(1,641)	—	813	—
Santander Benelux, S.A., N.V.	—	900	—	(233)	—	—
Abbey National Treasury Services plc	—	72	—	117	—	622
Other	—	53	—	13	—	(194)
Other operating income
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	62
Other	—	—	—	—	—	12
Administrative expenses
Produban Servicios Informáticos Generales, S.L.	—	1,382	—	1,546	—	1,377
Isban México, S.A. de C.V.	—	—	—	125	—	92
Santander Global Facilities, S.A. de C.V.	—	166	—	159	—	259
Ingeniería de Software Bancario, S.L.	—	—	—	106	—	110
Gesban México Servicios Administrative Globales, S.A. de C.V.	—	—	—	—	—	—
Aquanima México, S. de R.L. de C.V.	—	43	—	45	—	47
Geoban, S.A.	—	—	—	79	—	76
Other	—	354	—	79	—	131
Sales of loans previously charged off
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	––	66	––	226	––	—

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

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2015, we have recognized Ps.1,092 million (U.S.$63 million) as provisions for these legal actions (including tax-related litigation). See Note 24.b to our audited financial statements. These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters, to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different. The Group’s actual losses may differ materially from recognized amounts.

Dividends and Dividend Policy

We paid dividends in December 2008, January 2010, February 2011, March 2012, September 2012 and August 2013 in an aggregate amount of Ps.7,287 million, Ps.4,000 million, Ps.6,400 million, Ps.11,350 million, Ps.7,300 million and Ps.3,950 million, respectively, equivalent to Ps.1.07, Ps.0.59, Ps.0.94, Ps.1.67, Ps.1.08 and Ps.0.58 per share, respectively. On December 27, 2013, we paid a dividend in an aggregate amount of Ps.16,900 million in two installments of Ps.4,900 million and Ps.12,000 million, respectively, equivalent to Ps.0.72 and Ps.1.77 per share. On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend in an aggregate amount of Ps. 3,534 million equivalent to Ps. 0.52 per share. On December 22, 2015 we paid a dividend in an aggregate amount of Ps. 3,226 million equivalent to Ps. 0.48 per share.

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

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed. The Mexican income tax law also sets forth an additional 10% tax over dividends paid when they are distributed to Mexican individuals or to companies or individuals based abroad, applicable to payments in connection with dividends generated since 2014 (for dividends related to years prior to 2014, the tax is not applicable). This additional tax is paid through its withholding and constitutes a definitive payment in charge of the shareholders. Treaties to avoid double taxation may be applied to foreigners.

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2015, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps.386 million in legal reserves compared to paid-in capital of Ps.25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs are currently traded on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol “SANMEX.” There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Mexican offering in September 2012. Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)				Average daily trading volume of Series B shares
	High		Low		High		Low
Year
2015	Ps.	34.84	Ps.	24.52	U.S.$	10.10	U.S.$	7.11	3,732,166
2014		39.16		27.34		13.28		9.27	3,907,283
2013		45.15		33.99		17.25		12.99	5,006,472
2012		42.47		14.00		16.38		5.40	3,055,860
2011		16.50		13.15		5.91		4.71	4,046
Quarter
First Quarter 2016		31.66		26.18		9.18		7.59	3,976,128
Fourth Quarter 2015		32.77		24.71		9.50		7.16	4,198,426
Third Quarter 2015		29.86		24.52		8.83		7.25	3,324,046
Second Quarter 2015		34.40		27.58		10.97		8.79	4,148,561
First Quarter 2015		34.84		27.94		11.41		9.15	3,262,279
Fourth Quarter 2014		36.56		27.93		12.40		9.47	3,563,523
Third Quarter 2014		39.16		33.84		14.58		12.60	2,466,632
Second Quarter 2014		36.54		29.52		14.09		11.38	4,883,601
First Quarter 2014		34.79		27.34		13.32		10.47	4,805,113
Month
April 2016 (through April 28)		32.34		29.42		9.39		8.55	3,607,078
March 2016		31.66		29.61		9.18		8.59	4,394,112
February 2016		29.47		26.52		8.14		7.33	4,185,419
January 2016		29.72		26.18		8.17		7.19	657,150
December 2015		31.63		29.15		9.17		8.45	4,028,144
November 2015		32.77		30.40		9.88		9.16	4,265,844
October 2015		30.35		24.71		9.18		7.48	4,310,483
September 2015		26.22		24.52		7.75		7.25	3,750,927

____________

Source: Bloomberg.

(1)	Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

On April 28, 2016, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.31.78 per share, or U.S.$9.23 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps.17.2125 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The trading volume index (índice de bursatilidad) of our Series B shares was 8.588 as of March 31, 2016, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—C. Markets—The Mexican Securities Market.” We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the New York Stock Exchange.

	U.S.$ equivalent per ADS(1)
	High		Low
Year
2015	U.S.$	11.71	U.S.$	7.13
2014		15.06		9.43
2013		17.79		13.07
2012 (since September 26, 2012)		16.77		12.91
Quarter
First Quarter 2016		9.11		6.86
Fourth Quarter 2015		9.81		7.27
Third Quarter 2015		9.46		7.13
Second Quarter 2015		11.54		8.87
First Quarter 2015		11.71		9.43
Fourth Quarter 2014		13.61		9.43
Third Quarter 2014		15.06		13.01
Second Quarter 2014		14.16		11.27
First Quarter 2014		13.34		10.23
Month
April 2016 (through April 28)		9.43		8.12
March 2016		9.11		8.22
February 2016		8.12		6.86
January 2016		8.51		7.03
December 2015		9.50		8.37
November 2015		9.81		9.05
October 2015		9.15		7.27
September 2015		7.89		7.13

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

The Mexican Securities Market

We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the CNBV, the Mexican Stock Exchange, the Mexican Central Bank and publications by market participants. The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

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

Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain U.S. markets.

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

The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semiannual and quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange has the authority to request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may suspend or cancel the registration of the shares with the RNV, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law.

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

Joint Trading of Common Shares and Limited or Nonvoting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or nonvoting shares to be jointly traded or offered to public investors, unless the limited or nonvoting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of shares with limited or nonvoting rights may not exceed 25% of the aggregate amount of publicly held shares. The CNBV may increase this 25% limit by an additional 25%, provided that the limited or nonvoting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

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

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a Board of Directors composed of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV. As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the Board of Directors to select, under certain circumstances and on a temporary basis, new members of the Board of Directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

•	determine general strategies applicable to the issuer;

•	approve guidelines for the use of corporate assets;

•	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

•	approve unusual or nonrecurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

•	approve the appointment or removal of the chief executive officer;

•	approve accounting and internal control policies; and

•	approve policies for disclosure of information.

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

The committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders’ meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide a report to the Board of Directors.

The audit committee’s principal role is to supervise the external auditors of the issuer, analyze the external auditor’s reports, inform the Board of Directors in respect of existing internal controls, supervise the execution of related-party transactions, require the issuer’s executive to prepare reports when deemed necessary, inform the Board of any irregularities that it encounters, supervise the activities of the issuer’s chief executive officer and provide an annual report to the Board of Directors.

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

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing noncompete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution in order to allow the company to disclose such agreements to investors through the stock exchanges on which its securities are being traded to the public through an annual report prepared by the company. These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company, and a breach of such agreements will not affect the validity of the vote at a shareholders’ meeting, and (iii) will only be effective between the parties once they have been disclosed to the public.

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

B. Memorandum and Articles of Association

General

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the CNBV, all as in effect as at the date of this annual report on Form 20-F. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to this annual report on Form 20-F.

We are currently organized as a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) under the laws of Mexico. We were organized as a holding company of a financial group on November 14, 1991, and became a publicly listed company on December 11, 1991. A copy of our bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this annual report on Form 20-F. Our corporate domicile is Mexico City, Federal District and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Ciudad de México, Mexico. Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares. Series F shares may only be owned by a foreign financial institution, except if such shares are transferred as collateral or in property to the IPAB, and must represent at all times at least 51% of our issued and outstanding capital stock. Series F shares may only be transferred with the prior approval of the SHCP. Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Ownership Restrictions;

Foreign Financial Affiliates.” Series B shares may only represent up to 49% of our issued and outstanding capital stock. Our Series B shares are registered with the Mexican National Securities Registry and have been listed on the Mexican Stock Exchange since December 11, 1991.

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

Corporate Purpose

Our bylaws provide that our corporate purpose includes, among other things, the acquisition and management of shares issued by insurance companies, brokerage houses, depositories, mutual funds management companies, credit institutions, pension fund management companies and any other kind of financial entities as the SHCP may determine, pursuant to the provisions of the Mexican Financial Groups Law, including companies that render ancillary services to us or to the entities part of the financial group.

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

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, for approval at our annual general ordinary shareholders’ meeting.  Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year.  Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Any payment of dividends will be published in a gazette of major circulation of our corporate domicile.

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

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by our Board of Directors, provided that:

•	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the nonsubscribed shares;

•	subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

•	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Any shareholder that opposes the issuance of shares to be subscribed and paid through a public offer shall have the right to demand the public offering of its shares at the same price as the publicly offered shares. Upon any such demand, we will be required to offer the dissenting shareholders’ shares in first place.

Election of Directors

Our Board of Directors may consist of up to 21 members and currently consists of eleven directors and eight alternate directors. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

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

Committees of the Board of Directors

We maintain several committees of the Board of Directors that are required under the Mexican Securities Market Law or necessary to discharge our specialized duties and limit conflicts of interest.  Each of our Audit Committee and our Corporate Practices Committee is required to consist only of independent Board members and it must comprise at least three directors.

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

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:

•	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting,

•	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed, and

•	to appoint one member of our Board of Directors and one alternate member of our Board of Directors;

•	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations.

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

Share repurchases are required to be made pursuant to the provisions of the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase more than 1% of our outstanding shares at a single trading session, we must inform the public of this intention at least ten minutes before submitting our bid. If we intend to repurchase 3% or more of our outstanding shares during a period of 20 trading days, we must conduct a public tender offer for these shares.

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

Mexican Taxation

The following summary contains a general description of certain tax consequences, under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and regulations thereunder, of the acquisition, ownership and disposition of ADSs or Series B shares by a holder that is a non-Mexican holder (as described below), and it does not purport to be a comprehensive description of all the Mexican federal tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares. In addition, this summary does not address any non-Mexican or Mexican state or municipal tax considerations, which may be relevant to a non-Mexican holder of ADSs or Series B shares.

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

Nonresidents of Mexico (whether individuals or corporate entities) who are deemed to have a permanent establishment in Mexico for tax purposes, shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment, will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares are subject to a 10% Mexican withholding tax.

In addition to the withholding tax described above, if dividends are not paid from our net after-tax profit (“CUFIN”) balance, they will be subject to corporate level tax payable by us. This corporate tax paid by us on any such dividend distribution is not final and may be credited by us against our corporate income tax liability during the fiscal year in which the tax was paid and for the following two years. Dividends paid from our CUFIN account balance are not subject to the corporate income tax.

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

Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty may be exempt from Mexican income tax gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried through the Mexican Stock Exchange or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are prereleased, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Mexican taxes, and the availability of the reduced tax rates for dividends received by certain noncorporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs or Series B shares in their particular circumstances.

This discussion assumes we are not a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or Series B shares, other than certain pro rata distributions of Series B shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders (including individuals) may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, or NYSE, where our ADSs are traded. Noncorporate U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2015. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury Regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of ADSs or Series B shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

The CNBV has issued regulations governing risk management applicable to credit institutions. The board of directors of Banco Santander Mexico has formed and maintains the Banco Santander Mexico Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) based on the guidelines set forth in these regulations. The Comprehensive Risk Management Committee must comprise at least five members, including the head of the Comprehensive Risk Management Unit, our Chief Executive Officer, two Board members of Banco Santander Mexico (one of whom is the committee president) and our internal auditor. The Comprehensive Risk Management Committee meets monthly and seeks to ensure that our operations adhere to the objectives, policies and procedures approved by the Board of Directors for risk management, which are set forth in our Comprehensive Risk Management Manual.

The Comprehensive Risk Management Committee proposes to the board of directors of Banco Santander Mexico, for their approval:

•	objectives, policies and procedures for the general management of risks;

•	risk exposure limits (on a consolidated basis, for each business unit and for each type of risk); and

•	strategies for assigning resources related to the execution of operations.

In addition, the Comprehensive Risk Management Committee approves:

•	methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed;

•	models, parameters and scenarios used to measure and control risk; and

•	Execution of new transactions and services that involve risks.

The Comprehensive Risk Management Committee also monitors compliance with the risk limits established by the board of directors of Banco Santander Mexico.

The Comprehensive Risk Management Committee reports existing risk exposure to the senior management and the board of directors of Banco Santander Mexico, at least on a quarterly basis. In particular, it reports our risk levels, as well as any deviation from the risk limits imposed by the risk policies and the corrective measures that have been implemented. When a risk limit is breached, as determined by the credit or market risk department, as applicable, the excess is reported immediately, regardless of the severity of such breach, to the Comprehensive Risk

Management Unit, which reports to the Comprehensive Risk Management Committee. The Comprehensive Risk Management Committee, in turn, reports to senior management and the Board of Directors. The relevant business unit must then report to the credit or market risk department, as applicable, regarding the corrective measures that are being implemented to reduce risk below the risk limit. The credit or market risk department, as applicable, monitors the risk until it is reduced below the risk limit.

The Comprehensive Risk Management Committee has delegated to the Comprehensive Risk Management Unit (Unidad de Administración Integral de Riesgos) the responsibility for implementing the procedures for the measurement, management and control of risks, in accordance with established policies. The Comprehensive Risk Management Committee appoints one person responsible for the management of the Comprehensive Risk Management Unit. This person, on behalf of the Comprehensive Risk Management Unit, reports any breaches of the risk limits and the corrective measures that have been implemented monthly to our Comprehensive Risk Management Committee and to the board of directors of Banco Santander Mexico. This person is also responsible for, among other things, presenting to the board of directors of Banco Santander Mexico the Comprehensive Risk Management Committee’s reports, approvals and the risk exposures.

The Comprehensive Risk Management Committee has the power to authorize deviations above the established risk limits, but any deviations must be reported to the board of directors of Banco Santander Mexico on at least a quarterly basis. Generally any breaches of the risk limits are low in severity and last for a few days. Nevertheless, in the infrequent event that a breach is high in severity, the relevant business unit may request authorization from the Comprehensive Risk Management Committee, through the Comprehensive Risk Management Unit, for a specific and temporary deviation during which it will act to reduce the risk. If the authorization is denied, then the business unit must reduce the risk as soon as possible by reducing the open risk position or hedging it, even if such action results in a loss.

The Comprehensive Risk Management Committee may also create any subcommittees necessary to exercise its functions. The Credit Risk Committee, Market Risk Committee, Legal Risk Subcommittee and Operational Risk Subcommittee are subcommittees of the Comprehensive Risk Management Unit. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Comprehensive Risk Management Committee” for additional information about our Comprehensive Risk Management Committee.

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

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;

•	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;

•	investing in assets or instruments, the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and

•	all trading and nontrading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate-sensitive assets and liabilities. Interest rate risk arises in connection with both our trading and nontrading activities. Interest rate risk related to our trading activities primarily results from our investments in short-term Mexican Central Bank bills and notes, cross-currency swaps and sovereign bonds.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. Our principal nontrading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the Mexican peso within established limits. Our exposure to trading-related foreign exchange risk is based on our positions in bonds and currency swaps.

We are exposed to equity price risk in connection with our trading investments in equity securities. The execution of brokerage services is carried out by Casa de Bolsa Santander, our brokerage subsidiary.

We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in nontrading activities, due to the maturity gap between assets and liabilities mostly in our retail banking business.

We use derivatives for both trading and nontrading activities. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (primarily interest rate and foreign exchange risk) and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and clearinghouses, such as the Mexican Derivatives Exchange. Our principal derivative instruments include foreign exchange forwards, cross-currency swaps and interest rate swaPs. We also use derivatives in non-trading activity in order to manage the interest rate risk arising from asset and liability management activity.

Market Risk Management Policies

The Market Risk Management Department within the Comprehensive Risk Management Unit is responsible for recommending the market risk management policies to be implemented by us, by establishing the parameters for measuring risks and delivering reports, analyses and evaluations to senior management, to the Comprehensive Risk Management Committee and to the board of directors of Banco Santander Mexico.

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

Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests). These simulations are generated in two ways:

•	by applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence; and

•	by applying to the risk factors changes that depend on the volatility of each risk factor.

We perform back-testing every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated. Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see Note 48 to our audited financial statements.

The table below presents our portfolios as of December 31, 2014 and 2015:

	At December 31,
	2014			2015
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	51,608.91	0.05%	Ps.	69,725.05	0.07%
Market Making		36,909.53	0.04%		58,240.89	0.06%
Proprietary Trading		19,671.13	0.02%		21,726.44	0.02%
Risk factor
Interest Rate		43,593.72	0.05%		59,867.56	0.06%
Foreign Exchange		16,098.59	0.02%		4,295.92	0.00%
Equity		40,296.18	0.04%		5,464.94	0.01%

____________

The average VaR (based on month-end amounts) in 2015 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	72,249.34	0.07%
Market Making		60,512.00	0.06%
Proprietary Trading		24,905.78	0.02%
Risk factor
Interest Rate		68,940.88	0.07%
Foreign Exchange		8,907.15	0.01%
Equity		16,946.15	0.02%

____________

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2015, measured by daily VaR in millions of pesos, is shown in the following graph.

____________

The above graph shows that daily VaR during 2015 remained at levels below the limit of U.S.$15 million (approximately Ps.192 million).

In 2015, the average daily VaR of the Group’s market trading operations was Ps.71 million, as compared to Ps.86 million in 2014. In 2015, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2015. At the end of December 2015, VaR was Ps.70 million.

During the first and second semester of 2015, the average daily VaR was Ps.71 million. VaR remained at levels between Ps.52 million and Ps.105 million, in the second semester, as a result of interest rate increase expectations.

The histogram below compares the distribution of risk in terms of daily VaR between 2014 and 2015. In 2014, the levels of VaR remained between Ps.47 million and Ps.120 million on 94% of the days for which it was calculated. Higher values of VaR (greater than Ps.120 million) represented 6% of the period. During 2015, the levels remained between Ps.46 million and Ps.120 million on 96% of the days for which they were calculated. Higher values (greater than Ps.120 million) represented 4% of the period.

Risk Histogram

____________

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

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in Grupo Financiero Santander Mexico’s trading book for each period. In summary, the movements applied to each risk factor were as follows:

•	Interest rate (IR), volatility (Vol) and Exchange rate (FX) risk factors were increased by one standard deviation.

•	Equity risk factors (EQ) were decreased by one standard deviation.

The following table displays the possible gains (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2015	Ps.	1	Ps.	(9)	Ps.	(19)	Ps.	(6)
2014		(24)		(71)		(57)		(10)
2013		(104)		(35)		7		(37)
2012		(84)		(92)		(27)		(79)
2011		(145)		(122)		(94)		(90)

____________

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2015	Ps.	(204)	Ps.	188	Ps.	(284)	Ps.	(168)
2014		(924)		(859)		(761)		(26)
2013		(755)		(612)		(451)		(930)
2012		(1,362)		(811)		(521)		(493)
2011		(1,268)		(1,618)		(1,122)		(1,112)

____________

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2015	Ps.	(278)	Ps.	648	Ps.	(343)	Ps.	(149)
2014		(2, 953)		(2,240)		(2,436)		(347)
2013		(2,137)		(1,646)		(1,160)		(2,462)
2012		(2,830)		(1,530)		(1,173)		(1,443)
2011		(2,855)		(3,441)		(1,516)		(2,039)

____________

Assets and Liabilities Management (Banking Books)

Our retail banking activities generate significant balance sheet amounts. Our ALCO is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity, which must be monitored in the different retail portfolios. The ALCO reports to our senior management. Under this approach, our finance senior management is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the commercial balance sheet.

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

As part of corporate activities, we analyze the interest rate sensitivity of the net interest margin, or NIM, and market value of equity, or MVE, of the different balance sheet headings against interest rate variations. This sensitivity derives from the maturity and interest rate repricing gaps for every asset and liability. The analysis is based on the classification of each balance line sensitive to interest rates over time, as a function of their amortization dates, maturity or contractual modification of the applicable interest rate.

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

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, 1% MVE sensitivity, (Ps.5,700 million in local currency and U.S.$35 million in foreign currency) and net financial income, 1% NIM sensitivity (Ps.1,500 million in local currency and U.S.$20 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

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

The following chart shows our NIM and MVE limit consumption for 2013 to 2015 at year-end as well as for each month in 2015.

____________

In 2015, 1% MVE sensitivity remained stable with a maximum of 59% in December and a minimum of 35% in February. While 1% NIM sensitivity had a maximum of 83% in February and a minimum of 41% in November, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

The internal risk units propose risk methodology and risk model changes to the Comprehensive Risk Management Committee. The Comprehensive Risk Management Committee is responsible for approving, among other things, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks. This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV’s guidelines.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	101,555	Ps.	75,574	Ps.	—	Ps.	1	Ps.	10	Ps.	37	Ps.	36	Ps.	9	Ps.	25,888
Loans		670,748		93,701		61,645		51,329		66,744		168,011		88,055		148,435		(7,173)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		141		—		—		—		—		—		—		—		141
Securities		355,731		323,950		1		1		1		6,031		—		—		25,748
Permanent		5,321		—		—		—		—		—		—		—		5,321
Other Balance Sheet Assets		56,198		—		—		—		—		—		—		—		56,198
Total Balance Sheet Assets		1,189,694		493,225		61,646		51,331		66,755		174,080		88,091		148,444		106,123
Money Market		(251,504)		(229,432)		(519)		(3,714)		(12,572)		(2,540)		(1,348)		—		(1,380)
Deposits		(467,936)		(154,085)		(48,523)		(86)		(16,381)		(248,860)		—		—		-
Trade Finance		(518)		—		—		—		—		—		—		—		(518)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(163,148)		(27,491)		(7,943)		(13,383)		(17,693)		(40,129)		(29,221)		(27,289)		-
Equity		(99,516)		—		—		—		—		—		—		—		(99,516)
Other Balance Sheet Liabilities		(76,457)		—		—		—		—		—		—		—		(76,457)
Total Balance Sheet Liabilities		(1,059,079)		(411,008)		(56,984)		(17,183)		(46,646)		(291,528)		(30,570)		(27,289)		(177,871)
Total Balance Sheet Gap		130,615		82,217		4,662		34,148		20,109		(117,448)		57,521		121,155		(71,748)
Total Off-Balance Sheet Gap		(5,397)		966		449		(451)		(1,323)		(623)		2,147		(3,980)		(2,583)
Total Structural Gap			Ps.	83,183	Ps.	5,110	Ps.	33,696	Ps.	18,786	Ps.	(118,072)	Ps.	59,669	Ps.	117,176	Ps.	(74,331)
Accumulated Gap				83,183		88,293		121,990		140,775		22,703		82,372		199,548		125,217

____________

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2015. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	101,555	Ps.	47,337	Ps.	-	Ps.	1	Ps.	10	Ps.	37	Ps.	36	Ps.	9	Ps.	54,124
Loans		603,401		287,578		50,897		42,918		24,782		75,456		35,830		93,113		(7,173)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		141		—		—		—		—		—		—		—		141
Securities		370,698		29,778		11,311		4,971		3,061		54,743		11,938		16,862		238,033
Permanent		5,321		—		—		—		—		—		—		—		5,321
Other Balance Sheet Assets		56,198		—		—		—		—		—		—		—		56,198
Total Balance Sheet Assets		1,137,313		364,693		62,209		47,889		27,852		130,236		47,804		109,985		346,644
Money Market		(251,123)		(24,661)		(17,503)		-		-		-		—		—		(208,959)
Deposits		(467,936)		(213,996)		(7,887)		(1,951)		(22,852)		(221,250)		—		—		-
Trade Finance		(518)		—		—		—		—		—		—		—		(518)
Intragroup		—		—		—		—		—		—		—		—		-
Long-Term Funding		(162,331)		(57,480)		(395)		(737)		(1,801)		(7,890)		(26,924)		(27,078)		(40,027)
Equity		(98,607)		—		—		—		—		—		—		—		(98,607)
Other Balance Sheet Liabilities		(76,457)		—		—		—		—		—		—		—		(76,457)
Total Balance Sheet Liabilities		(1,056,973)		(296,136)		(25,785)		(2,688)		(24,653)		(229,140)		(26,924)		(27,078)		(424,569)
Total Balance Sheet Gap		80,340		68,557		36,424		45,201		3,199		(98,904)		20,880		82,907		(77,925)
Total Off-Balance Sheet Gap		(9,233)		14,184		(896)		(5,505)		(638)		(1,990)		1,797		(3,916)		(12,269)
Total Structural Gap			Ps.	82,741	Ps.	35,527	Ps.	39,696	Ps.	2,561	Ps.	(100,894)	Ps.	22,678	Ps.	78,991	Ps.	(90,194)
Accumulated Gap				82,741		118,268		157,965		160,526		59,632		82,310		161,301		71,107

____________

Market Risk Limits

The Comprehensive Risk Management Committee establishes market risk limits annually to accommodate senior management’s appetite for risk and to comply with the desired risk/return ratio (on a consolidated basis, for each business unit and for each type of risk). The business units must request any subsequent limit modification from the Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit. This level includes trading and investment portfolio activities, balance sheet management and strategic positions (classified in accordance with business intentions).

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

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2015 the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in Note 48 to our audited financial statements.

Credit Risk

General

Our Credit Committee is an internal management committee required by Mexican law that has powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

•	any emerging risks associated with our loan portfolio;

•	investments in our portfolio; and

•	resolving issues with respect to any of our credit operations.

In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committee also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

•	review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director’s general authorization of our lending activities;

•	review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities;

•	periodically review and assess underwriting policies and guidelines;

•	periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the “Watch List;”

•	periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval; and

•	evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

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

As required under applicable provisions of the Mexican Banking Law and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes undertaken by trained officers and, when applicable, committees that comprise experienced bankers. Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present. Our credit and monitoring personnel is subject to periodic training. Furthermore, we periodically conduct benchmarking against similar systems used by our affiliates.

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

With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 77%. This percentage is calculated based on the peso amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. See Note 12.e to our audited financial statements.

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

In relation to credit cards and consumer loans that are past due loans based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 43%. Six months after restructuring, approximately 46% of consumer loans are current in terms of repayment.

The following table shows the average during the last 72 months (renegotiation vintages from January 2010 to December 2015) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or charged off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	27%	38%	44%
Non-performing at the time of the renegotiation	54%	52%	53%
Total Consumer Loans	28%	39%	45%
Commercial Loans(2)
Performing at the time of the renegotiation	26%	25%	27%
Non-performing at the time of the renegotiation	25%	26%	25%
Total Commercial Loans	26%	25%	26%

____________

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2010 to December 2015 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	72%	61%	55%
Non-performing at the time of the renegotiation	46%	48%	47%
Total Consumer Loans	72%	61%	55%
Commercial Loans(2)
Performing at the time of the renegotiation	74%	75%	74%
Non-performing at the time of the renegotiation	75%	74%	75%
Total Commercial Loans	74%	75%	74%

____________

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2014 vintage and 2015 vintage performance as of December 31, 2015, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2014				For the year ended 12/31/2015
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	694	0	2,040	2,734	2,951	0	1,417	4,368
Mortgages	1	0	0	1	0	0	0	0
Consumer	542	0	799	1,341	1,192	0	253	1,445
Total	1,238	0	2,838	4,076	4,143	0	1,670	5,813

NPLs and charge offs	at December 31, 2015 (18 months)*				at December 31, 2015 (12 months)
Commercial	24%	0%	46%	32%	-	-	-	-
Consumer	52%	0%	66%	53%	-	-	-	-
Total	40%	0%	50%	42%	-	-	-	-

Success Rate	at December 31, 2015 (18 months)*				at December 31, 2015 (12 months)
Commercial	76%	0%	54%	68%	-	-	-	-
Consumer	48%	0%	34%	47%	-	-	-	-
Total	60%	0%	50%	58%	-	-	-	-

____________

*	From 12 to 24 months of performance at December 31, 2014 (18 months on average)

Success rates of renegotiated loans are reflected in the probability of default of the total portfolio, which includes performing, non-performing and renegotiated loans. In accordance with our allowance for impairment losses methodology, the probability of default is calculated based on observed default frequencies in the consumer and mortgage loan portfolios, and based on ratings in the commercial portfolio.

Renegotiated loans have decreased from 2.7% of the total consumer loan portfolio as of December 31, 2014, to 2.2% as of December 31, 2015. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2014, and December 31, 2015, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2014*	2.7%
Collections/repayments on renegotiated loans	(0.6)%
Charge-offs	(0.8)%
Increase in consumer loan portfolio	0.0%
New renegotiations	1.3%
Renegotiated Loans at December 31, 2015	2.2%

____________

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

We assume counterparty risk in our dealings with government, government agencies, financial institutions, corporations, companies and individuals in our treasury and correspondent banking activities. We manage counterparty risk through a special unit whose organizational structure is independent of our business units.

We use the Interactive Risk Integrated System, or IRIS, system to ascertain the line of credit available with any counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines. REC is a measure that estimates the potential loss if the counterparty ceases payment. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). Furthermore, the Gross Equivalent Credit Risk incorporates the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with which we have current positions for financial instruments with counterparty credit risk. The Gross REC is mitigated by the existence of netting agreements and, in certain cases, with collateral agreements or revaluation agreements with the counterparties. This mitigated risk is called Net REC. The methodology continues to be effective.

Another element of credit risk is settlement risk, which arises in any transaction at its expiration date, given the possibility that the counterparty will not comply with its obligations to pay us, once we have satisfied our obligations by issuing our respective payment instructions.

To control these risks, the Financial Risk Senior Management, comprised of the Counterparty and Market Credit Risk Area, supervises on a daily basis our compliance with the counterparty risk limits. These limits are established by counterparty, product and tenor. The Credit Risk Admission Area approves these counterparty risk limits. The Financial Risk Senior Management is also responsible for communicating the limits, consumptions and any excesses incurred on a daily basis. Furthermore, the Financial Risk Senior Management reports monthly to the Comprehensive Risk Management Committee the limits for Counterparty Risk Lines and the limits for Issuer Risk Lines, current consumptions and any excesses or transactions with unauthorized customers. It also reports the calculation of the expected loss for current operations in financial markets at the close of each month and presents different stress scenarios of the expected loss. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

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

Set forth below are the NET REC of the Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico as of December 31, 2015, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico for the fourth quarter of 2015.

	NET REC
	As of December 31, 2015	Fourth quarter 2015 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	21,377.75	22,488.80
Corporates	1,070.01	1,193.49
Companies	174.01	158.08

Set forth below are our REC lines’ maximum gross counterparty risk as of December 31, 2015, corresponding to types of derivatives transactions.

Maximum REC gross
As of December 31, 2015
(Millions of dollars)
Type of Derivative
Rate Derivatives	17,225
Exchange Rate Derivatives	24,332
Derivatives on bonds	3
Equity Derivatives	1,519
TOTAL	43,079

____________

*	In IRIS, the Gross Equivalent Credit Risk does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The Expected Loss of Grupo Financiero Santander Mexico as of December 31, 2015, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2015, are concentrated as follows:

	Expected Loss
	As of December 31, 2015	Fourth quarter 2015 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	9.27	7.63
Corporates	2.60	2.71
Companies	1.51	1.27

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of December 31, 2015 is as follows:

Cash Collateral	68.42%
Bonds Issued by the Mexican Federal Government Collateral	31.58%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Operational Risk

Operational risk is defined as the risk of loss due to inadequate or failed internal processes, personnel or internal systems or due to external events. This definition includes events that may occur as a result of legal or regulatory risk, but excludes those that occur as a result of strategic risks and reputational risks

We have a nonfinancial risk management unit that is responsible for coordinating the implementation of policies and procedures according to the corporate model defined in Spain. This unit submits proposals to the Operational Risk Committee and/or the Committee of Integral Risk Management for its approval of the methodologies, models and parameters used to identify measure, limit, report and disclose the operational risk to which we are exposed. Our nonfinancial risk unit reports directly to the Deputy General Risk Director in Mexico and to the corporate responsible for operational risk in Spain.

The key processes involved in the model for the management and control of the Operational Risk are summarized as follows:

•	strategic planning and budget;

•	identification, measurement and assessment of operational risk;

•	continuous monitoring of Operational Risk profile;

•	establishment of mitigation and risk transfer; and

•	communication.

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

In general, this committee includes the individuals who are primarily responsible within each area that is directly involved in prevention: Commercial, Information Technology, Global Corporate Banking, Legal Affairs and Internal Audit. This committee is chaired, as appropriate, by our General Legal Counsel.

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

For the year ended December 31, 2015, we received approximately U.S.$10.8 million as reimbursements from J.P. Morgan Chase Bank, N.A.

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

As of December 31, 2015, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, our management believes that as of December 31, 2015, our internal control over financial reporting is effective.

Our internal control over financial reporting as of December 31, 2015, has been audited by an independent registered public accounting firm, as stated in its report, which follows below.

C.	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

We have audited the internal control over financial reporting of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2015, based on criteria established in Internal Control―Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control ― Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 18, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ Deloitte
Mexico, D.F.
April 18, 2016

D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has three members, all of whom are nonexecutive independent directors, as determined in accordance with Article 36 of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), Article 25 of the Mexican Securities Market Law and our bylaws. All of the members of our Audit Committee also meet the independence criteria set by the New York Stock Exchange, or NYSE, for foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

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

On October 22, 2015, the board of directors of the Bank and Casa de Bolsa Santander approved amendments to the General Code of Conduct in order to include the provisions of Disposiciones de carácter general aplicables a las sociedades de inversión y a las personas que les prestan servicios, due to the share distribution services of investment funds provided by the Bank and Casa de Bolsa Santander.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, for audit and other services performed in fiscal years 2014 and 2015.

	2014		2015
	(Millions of pesos)
Audit fees	Ps.	57	Ps.	66
Audit-related fees		̶—		2
Tax fees		—		2

____________

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2015 and 2014 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, in 2014 or 2015 for services other than audit, audit-related and tax services.

Preapproval Policies and Procedures

The Audit Committee is required to preapprove the audit and nonaudit services performed by the Company’s auditors in order to assure that the provision of such services does not impair the audit firm’s independence.

Each year, the Audit Committee proposes the appointment of the independent auditor to the Board. At that time, the Audit Committee preapproves the audit and audit-related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services are included in the correspondent audit contracts of the Company with its principal auditing firm.

In addition, all nonaudit services provided by the Company’s principal auditing firm or other auditing firms are subject to case-by-case preapproval by the Audit Committee.

All of the audit fees, audit-related fees and tax fees described in this item 16C have been preapproved by the Audit Committee in accordance with these preapproval policies and procedures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

All of the members of our Audit Committee satisfy the independence requirements of the NYSE applicable to foreign private issuers.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 23, 2015, we announced that the Board of Directors selected PricewaterhouseCoopers, S.C. to be the independent registered public accounting firm of Groupo Financiero Santander Mexico for the 2016, 2017 and 2018 fiscal years. Such selection was adopted at the proposal of the Audit Committee in accordance with the corporate governance guidelines recommending periodic rotation of the independent registered public accounting firm, following a transparent selection process. Accordingly, on October 22, 2015, the Board of Directors resolved that Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, was dismissed and was not reelected for another term as our independent registered public accounting firm.

The report of Galaz, Yamazaki, Ruiz Urquiza, S.C. on our financial statements for financial years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2014 and 2015 with Galaz, Yamazaki, Ruiz Urquiza, S.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Galaz, Yamazaki, Ruiz Urquiza, S.C. and requested that Galaz, Yamazaki, Ruiz Urquiza, S.C. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated May 2, 2016, is filed as an exhibit to this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law and the regulations issued by the CNBV and the Mexican Stock Exchange. In addition, our corporate governance practices reflect the Banco Santander Parent corporate governance framework described below.

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

As a result of the precedence given to local legal requirements in the framework itself and in our Board of Directors’ adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that we must obtain Banco Santander Parent’s approval for our audit plan and that Banco Santander Parent may request additional audits at its discretion, to the extent that this provision of the framework would prevent our audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee’s obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our adopting resolutions. Similarly, we understand that the authority given to Banco Santander Parent under the framework to approve certain decisions by us and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of our audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

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

Executive Sessions

Under NYSE Rule §303A.03, non-management directors must meet in regularly scheduled executive sessions without management’s presence. In addition, independent directors should meet alone in an executive session at least once a year. We are exempt from this NYSE requirement. Our nonmanagement directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

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

Under our bylaws, the committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders’ meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide an annual report to the Board of Directors.

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

ITEM 19. EXHIBITS

(a) Index to Audited Financial Statements

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2015	F-3
Consolidated Income Statements for the Years Ended December 31, 2013, 2014 and 2015	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2013, 2014 and 2015	F-7
Notes to the Consolidated Financial Statements as of December 31, 2014 and 2015 and for each of the three years in the three-year period ended December 31, 2015	F-8
Financial Statement Schedules	F-209

(b) List of Exhibits

Exhibit Number	Description
1.1	English translation of the bylaws (estatutos) of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-35658) filed with the SEC on April 29, 2014).
2.1	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File no. 333-183694) filed with the SEC on September 4, 2012).
8.1*	List of Subsidiaries
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.
15.1*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm.
15.2*	Letter of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, dated May 2, 2016, regarding change in the Group’s independent registered public accounting firm.

____________

*	Filed with this Annual Report on Form 20-F.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of the Registrant or any of its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
By:	/s/ Hector Grisi Checa
	Name:	Hector Grisi Checa
	Title:	Executive President and Chief Executive Officer

Date: May 2, 2016

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements in accordance with International Financial Reporting Standards and Related Financial Statement Schedules as of December 31, 2014 and 2015 and for each of the three years in the period ended December 31, 2015

Index
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2015	F-3
Consolidated Income Statements for the Years Ended December 31, 2013, 2014 and 2015	F-4
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F-5
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F-6
Consolidated Statements of Cash Flow for the Years Ended December 31, 2013, 2014 and 2015	F-7
Notes to the Consolidated Financial Statements as of December 31, 2014 and 2015 and for each of the three years in the three-year period ended December 31, 2015	F-8
Financial Statement Schedules	F-209

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated income statements, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules presented in the condensed financial information of the Group included on pages 201 – 203, herein. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated April 18, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

 /s/ C.P.C. Erika Regalado García

C.P.C. Erika Regalado García

Mexico City, Mexico

April 18, 2016

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015

(Millions of Pesos)

ASSETS	Note	12/31/2014	12/31/2015	LIABILITIES AND EQUITY	Note	12/31/2014	12/31/2015

CASH AND BALANCES WITH THE CENTRAL BANK	7	51,823	59,788	FINANCIAL LIABILITIES HELD FOR TRADING:		136,805	174,576
				Trading derivatives	11 and 32	94,842	124,565
				Short positions	11	41,963	50,011
FINANCIAL ASSETS HELD FOR TRADING:		208,371	328,117
Debt instruments	9	110,787	209,158
Equity instruments	10	5,160	2,178	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		108,784	204,829
Trading derivatives	11 and 32	92,424	116,781	Deposits from the Central Bank – Repurchase agreements	19	5,006	145,159
				Deposits from credit institutions – Repurchase agreements	19	28,746	325
				Customer deposits – Repurchase agreements	20	69,726	46,083
				Customer deposits – Certificates of deposit	20	-	639
				Marketable debt securities	21	5,306	12,623
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		31,872	27,358	FINANCIAL LIABILITIES AT AMORTIZED COST:		579,125	659,186

Loans and advances to credit institutions – Reverse repurchase agreements	8	27,379	735	Deposits from credit institutions	19	48,326	54,349
Loans and advances to customers – Reverse repurchase agreements	12	4,493	26,623	Customer deposits	20	444,902	493,291
				Marketable debt securities	21	53,771	74,826
				Subordinated liabilities	22	19,446	22,788
				Other financial liabilities	23	12,680	13,932
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		83,128	113,620
Debt instruments	9	83,029	113,525
Equity instruments	10	99	95	HEDGING DERIVATIVES	13 and 32	4,403	9,568

LOANS AND RECEIVABLES:		530,397	598,887	PROVISIONS:	24	6,086	6,694
Loans and advances to credit institutions	8	67,307	57,599	Provisions for pensions and similar obligations		2,873	4,031
Loans and advances to customers	12	457,255	535,277	Provisions for tax and legal matters		1,308	1,092
Debt instruments	9	5,835	6,011	Provisions for off-balance sheet risk		1,359	952
				Other provisions		546	619
HEDGING DERIVATIVES	13 and 32	4,740	12,121
				TAX LIABILITIES:	26	80	673
				Current		24	642
NON-CURRENT ASSETS HELD FOR SALE	14	844	1,101	Deferred		56	31

				OTHER LIABILITIES	25	12,413	10,849
TANGIBLE ASSETS	15	5,262	5,551
				TOTAL LIABILITIES		847,696	1,066,375

INTANGIBLE ASSETS:		4,079	4,877	SHAREHOLDERS' EQUITY:	29	102,521	109,269
Goodwill	16	1,734	1,734	Share capital		25,658	25,658
Other intangible assets	17	2,345	3,143	Share premium		11,415	11,415
				Accumulated reserves		52,160	58,193
TAX ASSETS:	26	22,988	18,673	Profit for the year attributable to the Parent		13,288	14,003
Current		7,033	1,501
Deferred		15,955	17,172	VALUATION ADJUSTMENTS:	28	(244)	380
				Available-for-sale financial assets		(537)	(520)
				Cash flow hedges		293	900
OTHER ASSETS	18	6,479	5,942
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		102,277	109,649

				NON-CONTROLLING INTERESTS	27	10	11

				TOTAL EQUITY		102,287	109,660
TOTAL ASSETS		949,983	1,176,035	TOTAL LIABILITIES AND EQUITY		949,983	1,176,035

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(Millions of Pesos)

		(Debit)/Credit
	Note	2013	2014	2015

Interest income and similar income	34	55,386	57,916	64,204
Interest expenses and similar charges	35	(19,539)	(20,305)	(21,178)
NET INTEREST INCOME		35,847	37,611	43,026
Income from equity instruments	36	245	153	117
Fee and commission income	37	15,066	16,546	17,756
Fee and commission expenses	38	(2,222)	(3,173)	(3,673)
Gains/(losses) on financial assets and liabilities (net)	39	3,281	2,619	2,489
Exchange differences (net)	40	-	(11)	6
Other operating income	41	787	487	457
Other operating expenses	41	(2,078)	(2,479)	(3,011)
TOTAL INCOME		50,926	51,753	57,167
Administrative expenses:		(18,630)	(19,897)	(21,332)
Personnel expenses	42	(9,261)	(9,977)	(11,033)
Other general administrative expenses	43	(9,369)	(9,920)	(10,299)
Depreciation and amortization	15 and 17	(1,620)	(1,682)	(1,864)
Impairment losses on financial assets (net):		(14,905)	(13,132)	(16,041)
Loans and receivables	12	(14,905)	(13,132)	(16,041)
Impairment losses on other assets (net):		(22)	(48)	-
Non-current assets held for sale	14	(22)	(48)	-
Provisions (net)	24	(751)	(157)	270
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	44	31	8	7
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		(16)	(15)	91
OPERATING PROFIT BEFORE TAX		15,013	16,830	18,298
Income tax	26	(2,670)	(3,541)	(4,294)
PROFIT FROM CONTINUING OPERATIONS		12,343	13,289	14,004
PROFIT FROM DISCONTINUED OPERATIONS (net)	33	1,938	-	-
PROFIT FOR THE YEAR		14,281	13,289	14,004
Profit attributable to the Parent		14,279	13,288	14,003
Profit attributable to non-controlling interests		2	1	1

EARNINGS PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share		2.11	1.96	2.07
Diluted earnings per share		2.11	1.96	2.06
From continuing operations
Basic earnings per share		1.82	1.96	2.07
Diluted earnings per share		1.82	1.96	2.06

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2013, 2014 and 2015

(Millions of Pesos)

	Note	2013	2014	2015

PROFIT FOR THE YEAR		14,281	13,289	14,004

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation from the year		469	(393)	(964)
Income tax relating to items that will not be reclassified subsequently		(141)	118	289
		328	(275)	(675)

Items that may be reclassified subsequently to the consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments	28	(1,512)	332	(196)
Amounts reclassified to consolidated income statement	28	(104)	(262)	161
Income tax	28	485	(149)	52

Cash flow hedges:
Valuation adjustments	13	371	(1,161)	(612)
Amounts reclassified to consolidated income statement	13	(470)	1,548	1,479
Income tax	26	30	(116)	(260)
		(1,200)	192	624

Other comprehensive income/(loss) for the year, net of income tax		(872)	(83)	(51)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		13,409	13,206	13,953

Attributable to the Parent		13,407	13,205	13,952
Attributable to non-controlling interests		2	1	1

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT DECEMBER 31, 2012	25,658	11,415	44,324	17,443	764	99,604	8	99,612

Profit for the year	-	-	-	14,279	-	14,279	2	14,281
Other changes in equity:
Transfer to accumulated reserves	-	-	17,443	(17,443)	-	-	-	-
Dividends declared	-	-	(20,850)	-	-	(20,850)	-	(20,850)
Treasury shares	-	-	115	-	-	115	-	115
Recognition of share-based payments	-	-	233	-	-	233	-	233
Other changes in non-controlling interests	-	-	-	-	-	-	(1)	(1)
Other comprehensive income/(loss) for the year, net of income tax	-	-	328	-	(1,200)	(872)	-	(872)
BALANCES AT DECEMBER 31, 2013	25,658	11,415	41,593	14,279	(436)	92,509	9	92,518

Profit for the year	-	-	-	13,288	-	13,288	1	13,289
Other changes in equity:
Transfer to accumulated reserves	-	-	14,279	(14,279)	-	-	-	-
Dividends declared	-	-	(3,473)	-	-	(3,473)	-	(3,473)
Treasury shares	-	-	(241)	-	-	(241)	-	(241)
Recognition of share-based payments	-	-	277	-	-	277	-	277
Other comprehensive income/(loss) for the year, net of income tax	-	-	(275)	-	192	(83)	-	(83)
BALANCES AT DECEMBER 31, 2014	25,658	11,415	52,160	13,288	(244)	102,277	10	102,287

Profit for the year	-	-	-	14,003	-	14,003	1	14,004
Other changes in equity:
Transfer to accumulated reserves	-	-	13,288	(13,288)	-	-	-	-
Dividends declared	-	-	(6,760)	-	-	(6,760)	-	(6,760)
Treasury shares	-	-	(36)	-	-	(36)	-	(36)
Recognition of share-based payments	-	-	216	-	-	216	-	216
Other comprehensive income/(loss) for the year, net of income tax	-	-	(675)	-	624	(51)	-	(51)
BALANCES AT DECEMBER 31, 2015	25,658	11,415	58,193	14,003	380	109,649	11	109,660

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(Millions of Pesos)

	2013	2014	2015
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,450	5,482	11,972
Profit for the year	14,281	13,289	14,004
Adjustments made to obtain the cash flows from operating activities-	2,227	2,681	543
Depreciation and amortization	1,620	1,682	1,864
Impairment losses on other assets (net)	22	48	-
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	16	15	(91)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(31)	(8)	(7)
Income tax expense recognized in consolidated income statement	2,670	3,541	4,294
Expense recognized with respect to equity-settled share-based payments	233	277	216
Gain on disposal of subsidiary	(2,116)	-	-
Effect of foreign exchange rate changes on foreign currency cash deposits	(187)	(2,874)	(5,733)
Net (increase)/decrease in operating assets-	(43,770)	(84,752)	(214,718)
Financial assets held for trading	21,771	(31,531)	(119,797)
Other financial assets at fair value through profit or loss	(23,193)	54,489	4,514
Available-for-sale financial assets	(15,035)	(21,768)	(31,930)
Loans and receivables	(27,271)	(87,834)	(67,063)
Other operating assets	(42)	1,892	(442)
Net increase/(decrease) in operating liabilities-	42,813	78,215	213,225
Financial liabilities held for trading	(4,904)	606	37,771
Other financial liabilities at fair value through profit or loss	4,833	32,759	96,045
Financial liabilities at amortized cost	40,757	46,894	75,306
Other operating liabilities	2,127	(2,044)	4,103
Income tax paid	(10,346)	(4,104)	(1,199)
Dividends received from equity instruments	245	153	117

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(442)	(2,500)	(2,944)
Payments-	(2,740)	(2,508)	(2,951)
Tangible assets	(1,303)	(1,283)	(1,190)
Intangible assets	(928)	(1,225)	(1,761)
Cash outflow on acquisition of subsidiary	(509)	-	-
Proceeds-	2,298	8	7
Disposal of tangible assets	31	8	7
Cash inflow on disposal of subsidiary	2,445	-	-
Price adjustment on disposal of subsidiary	(178)	-	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,911)	(3,714)	(6,796)
Payments-	(20,735)	(3,714)	(6,796)
Dividends paid to owners	(20,850)	(3,473)	(6,760)
Treasury shares	115	(241)	(36)
Proceeds-	16,824	-	-
Issue of subordinated notes	16,824	-	-

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	187	2,874	5,733
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,284	2,142	7,965
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	48,397	49,681	51,823
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	49,681	51,823	59,788

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2014 and 2015 and for each of the three years

in the period ended December 31, 2015

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Mexican Ministry of Finance and Public Credit (“SHCP”) to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (“Ley para Regular las Agrupaciones Financieras”), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”, “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the CNBV, the Central Bank and other applicable laws.

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

The main activity of the Group’s subsidiaries is to carry out financial services operations, including full-banking services, brokerage services and investment fund management (until November 2013).

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer and Director of the Group on April 21, 2016. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law (“Ley General de Sociedades Mercantiles”).

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) and interpretations issued by the IFRS Interpretations Committee.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Mexican pesos.

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards, which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

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

c)	Actuarial gains and losses of the pension plan.

Mexican Banking GAAP prescribes the “corridor” approach in order to amortize actuarial gains and losses during the remaining life of the pension plan, while IFRS require the recognition of actuarial gains and losses immediately through consolidated other comprehensive income.

d)	Pension liability.

The net pension liability recognized under Mexican Banking GAAP represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan. IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

e)	Deferred employee profit sharing.

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

f)	Consolidation of special purpose entities.

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these consolidated financial statements.

Application of new and revised IFRS

In the current year, the Group has applied a number of new or revised International Accounting Standards (hereinafter, “IAS”), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2015.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

(Effective for annual periods beginning on or after July 1, 2014)

The amendments to IAS 19 Employee Benefits clarify the accounting treatment for contributions from employees or third parties to a defined benefit plan. According to the amendments, discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan. When the formal terms of the plan specify contributions from employees or third parties, the accounting depends on whether the contributions are linked to service, as follows:

•	If the contributions are not linked to services (e.g., contributions are required to reduce a deficit arising from losses on plan assets or from actuarial losses), they affect the remeasurement of the net defined benefit liability (asset).

•	If contributions are linked to services, they reduce service costs. If the amount of contribution is dependent on the number of years of service, the entity should reduce service cost by attributing it to the contributions to periods of service using the attribution method required by IAS 19 paragraph 70 (for the gross benefits). If the amount of contribution is independent of the number of years of service, the entity is permitted either to reduce service cost in the period in which the related service is rendered, or reduce service cost by attributing the contributions to the employees’ periods of service in accordance with IAS 19 paragraph 70.

The amendments have been applied retrospectively. As employees or third parties do not make any discretionary contributions to the defined benefit plan, the application of these amendments has had no impact on the amounts recognized in the Group’s consolidated financial statements.

Annual Improvements to IFRS 2010 – 2012 Cycle

(Effective for annual periods beginning on or after July 1, 2014, except as detailed below)

The Group has applied the amendments to IFRS included in the Annual Improvements to IFRS 2010-2012 Cycle for the first time in the current year. The Annual Improvements include amendments to a number of IFRS, which have been summarized below.

Standard	Subject of amendment	Details
IFRS 2 Share-based Payment	Definition of vesting condition	The amendment is to clarify the definition of vesting condition and market condition to ensure the consistent classification of conditions attached to a share-based payment. It also adds definitions for “performance condition” and “service condition” which were previously included as part of the definition of “vesting condition”.

Standard	Subject of amendment	Details

Specifically:

• For “market condition”, the amendment indicates that it is a performance condition that relates to the market price or value of the entity’s equity instruments or the equity instruments of another entity in the same group. A market condition requires the counterparty to complete a specified period of service.

• For “performance condition”, the amendment specifies that the period over which the performance target is achieved should not extend beyond the service period and that it is defined by reference to the entity’s own operations or activities of another entity in the same group.

The amendment requires prospective application to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination

The amendment clarifies that contingent consideration should be measured at fair value at each reporting date, irrespective of whether or not the contingent consideration falls within the scope of IFRS 9 or IAS 39 Financial Instruments; Recognition and Measurement. Changes in fair value (other than measurement period adjustments as defined in IFRS 3) should be recognized in the consolidated income statement.

The amendment to IFRS 3 requires prospective application, i.e., entities should apply the amendment prospectively to business combinations for which the acquisition date is on or after July 1, 2014.

As the Group did not have any business combination on or after July 1, 2014, the application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements.

Standard	Subject of amendment	Details
IFRS 8 Operating Segments

(i)  Disclosure about judgments involved in deciding whether or not to aggregate operating segments

(ii)  When reconciliation of the total of the reportable segments’ assets to the entity’s assets is required

The amendment (i) requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments share similar economic characteristics; and (ii) clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if information about the amount of the segment assets is regularly provided to the chief operating decision-maker.
IFRS 13 Fair Value Measurement	Short-term receivables and payables	The amendment to the basis for conclusions of IFRS 13 clarifies that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial. This amendment does not include any effective date because this is just to clarify the intended meaning in the basis for conclusions.
IAS 16 Property, Plant and Equipment; IAS 38 Intangible Assets	Revaluation method – proportionate restatement of accumulated depreciation (amortization)	The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.
IAS 24 Related Party Disclosures	Key management personnel	The amendment clarifies that a management entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of compensation to key management personnel that is paid by the management entity to the management entity’s employees or directors is not required.

Annual Improvements to IFRS 2011 – 2013 Cycle

(Effective for annual periods beginning on or after July 1, 2014)

The Group has applied the amendments to IFRS included in the Annual Improvements to IFRS 2011-2013 Cycle for the first time in the current year. The Annual Improvements include amendments to a number of IFRS, which have been summarized below.

Standard	Subject of amendment	Details
IFRS 3 Business Combinations	Scope exceptions for joint ventures	The amendment clarifies that IFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
IFRS 13 Fair Value Measurement	Scope of portfolio exception	The amendment clarifies that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32 Financial Instruments: Presentation.
IAS 40 Investment Property	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

The amendment clarifies that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring an investment property must determine whether:

a)   the property meets the definition of investment property in accordance with IAS 40; and

b)   the transaction meets the definition of a business combination in accordance with IFRS 3.

An entity should apply the amendment prospectively for acquisitions of investment property from the beginning of the first period for which it adopts the amendment. Consequently, accounting for acquisitions of investment property in prior periods should not be restated. However, an entity may choose to apply the amendment to individual acquisitions of investment property that occurred prior to the beginning of the first annual period occurring on or after the effective date (i.e., July 1, 2014) if and only if information needed to apply the amendment to earlier transactions is available to the entity.

New and revised IFRS that are not mandatorily effective (but allow early application) for the year ending December 31, 2015

The Group has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

•	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations;

•	Amendments to IAS 1 Disclosure Initiative;

•	Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization;

•	Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants;

•	Amendments to IAS 27 Equity Method in Separate Financial Statements;

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception;

•	Annual Improvements to IFRS 2012-2014 Cycle;

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other Standards (e.g. IAS 12 Income Taxes regarding recognition of deferred taxes at the time of acquisition and IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participates in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other Standards for business combinations.

The amendments should be applied prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after January 1, 2016. Earlier application is permitted.

Management anticipates that the application of these amendments to IFRS 11 may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Disclosure Initiative

(Effective for annual periods beginning on or after January 1, 2016)

The amendments were a response to comments that there were difficulties in applying the concept of materiality in practice as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgment. Certain key highlights in the amendments are as follows:

•	An entity should not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.

•	An entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material.

•	In the statement of comprehensive income, the amendments require separate disclosures for the following items:

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will not be reclassified subsequently to the consolidated income statement; and

-	the share of other comprehensive income of associates and joint ventures accounted for using the equity method that will be reclassified subsequently to the consolidated income statement.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. Application of the amendments need not be disclosed. Management does not anticipate that the application of these amendments to IAS 1 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted under the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Currently, the Group uses the straight-line method for depreciation and amortization for its tangible and intangible assets, respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, management does not anticipate that application of these amendments to IAS 16 and IAS 38 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. In terms of the amendments, bearer plants can be measured using either the cost model or the revaluation model set out in IAS 16.

The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Management does not anticipate that application of these amendments to IAS 16 and IAS 41 will have a material impact on the Group’s consolidated financial statements as the Group is not engaged in agricultural activities.

Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 27 focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 (or IAS 39 for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The same accounting must be applied to each category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it should account for the change from the date when the change in status occurs.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Management does not anticipate that application of these amendments to IAS 27 will have a material impact on the Group’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Consequential amendments have also been made to IAS 28 to clarify that the exemption from applying the equity method is also applicable to an investor in an associate or joint venture if that investor is a subsidiary of an investment entity that measures all its subsidiaries at fair value.

The amendments further clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

Moreover, the amendments clarify that, in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries.

Lastly, clarification is also made that an investment entity that measures all its subsidiaries at fair value should provide the disclosures required by IFRS 12 Disclosures of Interests in Other Entities.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. Management does not anticipate that the application of these amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on the Group’s consolidated financial statements as the Group is not an investment entity and does not have any holding company, subsidiary, associate or joint venture that qualifies as an investment entity.

Annual Improvements to IFRS 2012 – 2014 Cycle

(Effective for annual periods beginning on or after January 1, 2016)

Standard	Subject of amendment	Details
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal

The amendment introduces specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued. The amendments state that:

•     Such reclassifications are not to be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•     Assets that no longer meet the criteria for held for distribution to owners (and do not meet the criteria for held for sale) should be treated in the same way as assets that cease to be classified as held for sale.

IFRS 7 Financial Instruments: Disclosure	Servicing contracts

The amendments provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for the purposes of the disclosures required in relation to transferred assets. Paragraph 42C(c) of IFRS 7 states that a pass-through arrangement under a servicing contract does not, in itself, constitute a continuing involvement for the purposes of the transfer disclosure requirements. However, in practice, most service contracts have additional features that lead to a continuing involvement in the asset, for example, when the amount and/or timing of the servicing fee depend on the amount and/or the timing of the cash flows collected. The amendments add guidance to this effect.

The amendments apply retrospectively but, to avoid the risk of hindsight being applied in determining the fair value disclosures required, an entity is not required to apply the amendments to any period beginning before the annual period in which the amendments are first applied. A consequential amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards is also included in the amendments to avoid first-time adopters being disadvantaged.

Standard	Subject of amendment	Details
Applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements

Amendments to IFRS 7 were made to remove uncertainty as to whether the disclosure requirements on offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements, and if so, whether in all condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that the offsetting disclosures are not explicitly required for all interim periods. However, the disclosures may need to be included in condensed interim financial statements to comply with IAS 34 Interim Financial Reporting.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

IAS 19 Employee Benefits	Discount rate: regional market issue

The amendments to IAS 19 clarify that the high-quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the market for high-quality corporate bonds being assessed at currency level.

The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied. Any initial adjustment arising should be recognized in retained earnings at the beginning of that period.

IAS 34 Interim Financial Reporting	Disclosure of information “elsewhere in the interim report”

The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Management does not anticipate that the application of these amendments will have a material effect on the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(Effective for annual periods beginning on or after a date to be determined by the IASB)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. IAS 28 and IFRS 10 are amended, as follows:

IAS 28 has been amended to reflect the following:

•	Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors’ interests in the associate or joint venture.

•	Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor’s financial statements.

IFRS 10 has been amended to reflect the following:

•	Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s consolidated income statement only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s consolidated income statement only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The amendments should be applied prospectively to transactions occurring in annual periods beginning on or after January 1, 2016. Earlier application is permitted. Management anticipates that the application of these amendments to IFRS 10 and IAS 28 may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9

Phase 1: Classification and measurement of financial assets and financial liabilities

With respect to the classification and measurement, the number of categories of financial assets under IFRS 9 has been reduced and all recognized financial assets that are currently within the scope of IAS 39 will be subsequently measured at either amortized cost or fair value under IFRS 9.

Specifically:

•	a debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding must be measured at amortized cost (net of any write-down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

•	a debt instrument that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, must be measured FVTOCI, unless the asset is designated at FVTPL under the fair value option;

•	all other debt instruments must be measured at FVTPL; and

•	all equity investments are to be measured in the balance sheet at fair value, with gains and losses recognized in the consolidated income statement except that if an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at FVTOCI, with dividend income recognized in the consolidated income statement.

IFRS 9 also contains requirements for the classification and measurement of financial liabilities and derecognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under IFRS 9, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated income statement. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to the consolidated income statement. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in the consolidated income statement.

Phase 2: Impairment methodology

The impairment model under IFRS 9 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting

The general hedge accounting requirements of IFRS 9 retain the three types of hedge accounting mechanisms in IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

The work on macro hedging by the IASB is still at a preliminary stage – a discussion paper was issued in April 2014 to gather preliminary views and direction from constituents with a comment period that ended on October 17, 2014. A second discussion paper is expected not before 2016.

Transitional provisions

IFRS 9 (as revised in 2014) is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. If an entity elects to apply IFRS 9 early, it must apply all of the requirements in IFRS 9 at the same time, except for those relating to:

1.	the presentation of fair value gains and losses attributable to changes in the credit risk of financial liabilities designated as at FVTPL, the requirements for which an entity may early apply without applying the other requirements in IFRS 9; and

2.	hedge accounting, for which an entity may choose to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

An entity may early apply the earlier versions of IFRS 9 instead of the 2014 version if the entity’s date of initial application of IFRS 9 is before February 1, 2015. The date of initial application is the beginning of the reporting period when an entity first applies the requirements of IFRS 9.

IFRS 9 contains specific transitional provisions for i) classification and measurement of financial assets; ii) impairment of financial assets; and iii) hedge accounting.

Management anticipates that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the following revenue Standards and Interpretations upon its effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction Contracts;

•	IFRIC 13 Customer Loyalty Programmes;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC 31 Revenue-Barter Transactions Involving Advertising Services.

As suggested by the title of the new revenue Standard, IFRS 15 will only cover revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IAS 39 Financial Instruments: Recognition and Measurement (or IFRS 9 Financial Instruments, if IFRS 9 is early adopted).

As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Far more prescriptive guidance has been introduced by the new revenue Standard:

•	Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.

•	Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for “sales of goods” and “provision of services”; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to “sales of goods” or “provision of services”.

•	When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue – that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

•	When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

Extensive disclosures are required by the new Standard.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end).

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

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

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and

•	Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

This disclosure is provided in Note 2.d. iii.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and receivables, deposits and short-term and long-term debt issued), the Group discloses the fair value. This disclosure is provided in Note 45.c. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 24.f).

Financial assets not measured at fair value are assessed for objective evidence of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial instrument have been affected.

In addition, the Group recognizes credit losses inherent in financial instruments not measured at fair value taking into account historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

The Group uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: “exposure at default”, “probability of default”, “loss given default” and the “loss identification period”, as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Group because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Group’s operating results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

-	The recognition and measurement of deferred tax assets (see Note 26).

As discussed in Note 2.t., deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

-	Impairment of other financial assets (see Notes 9 and 10).

The Group’s financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, objective evidence of impairment would include, among other things, significant or prolonged decline in fair value of the security below its cost, specific conditions in an industry or geographical area, specific information regarding the financial condition of the company to which the investment relates or the disappearance of an active market for the financial asset due to financial difficulties. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate.

-	Goodwill and business combinations (see Note 4 and Note 16).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

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

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

-	Impairment of goodwill (see Note 16).

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (CGUs) (or groups of CGUs) that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires that management estimates the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Details of the impairment loss calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c.).

The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Group’s defined benefit obligation is discounted at a rate set by reference to market yields at the end of the reporting period on high-quality corporate bonds.

Further details about pension obligations are given in Note 24.c.

-	The recognition and measurement of certain provisions and contingencies (see Note 24).

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

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

d)	Events after the reporting period

No significant events occurred from January 1, 2016 to the date on which these consolidated financial statements were authorized for issue.

2. Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The functional currency of all entities comprising the Group is the Mexican Peso (hereinafter, “peso” or “$”). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii.	Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at FVTPL, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at FVTOCI, which are recognized under Valuation adjustments in the consolidated balance sheet.

iii.	Exposure to foreign currency risk

In preparing the consolidated financial statements, transactions in currencies other than the Group’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

The Group performs a large number of foreign currency transactions, mainly in US dollars (“USD”). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Mexican Central Bank.

The “Fix” (48-hour) exchange rate used $14.7414 per one USD and $17.2487 per one USD as of December 31, 2014 and 2015, respectively.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Group obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Group to structure its contingency plans and access longer term funding within a reasonable time frame.

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

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

The consolidated income statement and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (see Note 27).

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

The share of third parties of the Group's equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2014 and 2015 is summarized in Note 49.

ii.	Investments in associates or joint ventures (jointly controlled entities)

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

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Group’s share of the consolidated income statement and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to the consolidated income statement (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to the consolidated income statement the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities.

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

As of December 31, 2014 and 2015 the Group did not have any associates.

As of December 31, 2014 and 2015 the Group has a commercial alliance with Elavon México in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Group’s consolidated financial statements.

iii.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated.

These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee share-based plans, which are consolidated over which it is considered that the Group continues to exercise control.

Note 12.g contains information regarding securitized mortgage assets.

Share-based payments are discussed in Note 42.b, 42.c and 42.d.

iv.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in the consolidated income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 2.m). If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain in the consolidated income statement.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in the consolidated income statement.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement where such treatment would be appropriate if that interest were disposed of.

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

v.	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves in Shareholders’ equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in Shareholders’ equity in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Notes 3 and 4 contain information regarding business combinations that occurred during 2014.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instruments.

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

The following transactions are not treated for accounting purposes as financial instruments:

-	Pensions and similar obligations (see Note 24. c.).

-	Share-based payments (see Note 42. b, c and d.).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they relate to Cash and balances with central banks or Hedging derivatives, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-	Financial assets held for trading (at fair value through profit or loss): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-	Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as Reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-	Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-	Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities, constituting part of the Group’s business.

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

As of December 31, 2014 and 2015, the Group did not hold any investment classified as held to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with Banco de México.

-	Loans and receivables: includes the debit balances of all credit and loans granted by the Group, other than those classified as securities, as well as finance lease receivables and other receivables and other debit balances of a financial nature in favor of the Group, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services. Loans and receivables are classified in accordance with the institutional sector to which the debtor belongs, into:

-	Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

-	Loans and advances to customers: includes all other loans.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

-	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives in favor of the Group, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to Hedging derivatives, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

-	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value, such as the repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-	Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: includes all repayable balances received in cash by the Group, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified based on type of depositor as follows:

-	Deposits from the Central Bank: deposits of any nature received from the Banco de México.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes the remaining deposits

-	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability component of compound financial instruments issued by the Group.

-	Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which form part of the Group’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

-	Hedging derivatives: includes the fair value of the Group's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

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

Financial assets are measured at fair value without deducting any transaction costs that may be incurred on their disposal. However, transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and derivative assets that have equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2015, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

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

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk which consist mainly of mortgage guarantees, cash collateral, equity instruments, personal guarantees, leased assets, assets acquired under reverse repurchase agreements and securities loans.

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

The following table shows a summary of the fair values at December 31, 2014 and 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2014			12/31/2015
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active			Active
	Markets – Level 1	Internal Models	Total	Markets – Level 1	Internal Models	Total

ASSETS:
Financial assets held for trading	69,507	138,864	208,371	210,349	117,768	328,117
Other financial assets at fair value through profit or loss	-	31,872	31,872	-	27,358	27,358
Available-for-sale financial assets	60,213	22,915	83,128	111,415	2,205	113,620
Hedging derivatives	-	4,740	4,740	-	12,121	12,121
	129,720	198,391	328,111	321,764	159,452	481,216
LIABILITIES:
Financial liabilities held for trading	10,911	125,894	136,805	429	174,147	174,576
Other financial liabilities at fair value through profit or loss	-	108,784	108,784	-	204,829	204,829
Hedging derivatives	-	4,403	4,403	-	9,568	9,568
	10,911	239,081	249,992	429	388,544	388,973

The fair value of the financial instruments is determined, when possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models (valuation techniques). These internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

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

General measurement bases

The Group has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent divisions inside the Group: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The related valuation techniques and inputs by asset class are as follows:

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined through the use of quoted prices or yield curves provided by a price vendor.

b.	Loans and advances to credit institutions and customers – reverse repurchase agreements

The fair value is estimated by using the discounted cash flow (forward estimation) technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

c.	Short positions, deposits from the Central Bank and deposits from credit institutions and customers – repurchase agreements

The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique based on the current incremental lending rates for similar types of deposits having similar maturities.

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

i. Non-closed formula solution

In the valuation of financial instruments permitting static hedging (such as loans, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Closed-formula solution

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

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: average positive exposure to the counterparty, across all paths, all evaluated on a certain future date using a Monte Carlo method to simulate the future values of the derivatives’ portfolio. Mitigating factors such as collateral and netting agreements are taken into account.

•	Loss given default (LGD): percentage of final loss assumed in a counterparty credit event /default.

•	Probability of default (PD): for cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies in the same industry and with the same external ratings as the counterparty.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, it arises as a result of the risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2014 amounted to 375 million and 167 million, respectively. The CVA and DVA recognized at December 31, 2015 amounted to 519 million and 760 million, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2 and 3) at December 31, 2014 and 2015.

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2014			Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	137,961	903	138,864	117,549	219	117,768

Debt instruments	46,052	903	46,955	783	219	1,002	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	2,415	-	2,415	1,141	-	1,141	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	1,110	-	1,110	1,238	-	1,238

European, composite, quanto and Asian strike options	1,056	-	1,056	1,188	-	1,188	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Rainbow options	-	-	-	15	-	15	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian spread options	54	-	54	35	-	35	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,673	-	1,673	520	-	520

American forwards	10	-	10	22	-	22	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,663	-	1,663	498	-	498	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	79,217	-	79,217	106,670	-	106,670	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	162	-	162	115	-	115	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels

Interest rate futures	20	-	20	59	-	59	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	7,312	-	7,312	7,023	-	7,023	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	31,872	-	31,872	27,358	-	27,358

Loans and advances to credit institutions – Reverse repurchase agreements	27,379	-	27,379	735		735	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	4,493	-	4,493	26,623	-	26,623	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for-sale:	22,915	-	22,915	2,205	-	2,205

Debt instruments	22,845	-	22,845	2,135	-	2,135	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	70	-	70	70	-	70	Other	Value of shareholders’ equity
Hedging derivatives:	4,740	-	4,740	12,121	-	12,121

Swaps	3,793	-	3,793	7,984	-	7,984	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange Rate Futures	947	-	947	4,137	-	4,137	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

	197,488	903	198,391	159,233	219	159,452

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2014			Using Internal Models at 12/31/2015			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	125,894	-	125,894	174,147	-	174,147

Trading derivatives:

Interest rate options	3,332	-	3,332	1,461	-	1,461	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	534	-	534	844	-	844

European, composite, quanto and Asian strike options	440	-	440	582	-	582	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Barrier options	40	-	40	-	-	-	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Auto-callable	12	-	12	223	-	223	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Asian spread options	42	-	42	39	-	39	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,390	-	1,390	452	-	452

American forwards	16	-	16	41	-	41	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,364	-	1,364	411	-	411	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Digital	10	-	10	-	-	-	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	78,063	-	78,063	114,443	-	114,443	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	31	-	31	163	-	163	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity and index levels

Interest rate futures	550	-	550	343	-	343	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	31	-	31	6,430	-	6,430	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	41,963	-	41,963	50,011	-	50,011	Present value (non-closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	108,784	-	108,784	204,829	-	204,829

Deposits from the Central Bank – Repurchase agreements	5,006	-	5,006	145,159	-	145,159	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	28,746	-	28,746	325	-	325	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	69,726	-	69,726	46,083	-	46,083	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Certificates of deposits	-	-	-	639	-	639	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	5,306	-	5,306	12,623	-	12,623	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	4,403	-	4,403	9,568	-	9,568

Swaps	2,448	-	2,448	3,907	-	3,907	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate futures	1,955	-	1,995	5,661	-	5,661	Present value (non-closed formula solution)	Interest rate yield curves
	239,081	-	239,081	388,544	-	388,544

Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

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

Financial instruments categorized in Level 3

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

-	Debt and equity instruments: This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying asset is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Assets
Debt and Equity Instruments

Balance at January 1, 2013	777
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	219
Sales	(15)
Settlements	(82)
Balance at December 31, 2013	899
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	78
Purchases	18
Sales	(12)
Settlements	(80)
Balance at December 31, 2014	903
Total gains/losses recognized in the consolidated income statement:	13
Gains/(losses) on financial assets and liabilities (net)
Purchases	1
Sales	(647)
Settlements	(51)
Balance at December 31, 2015	219

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2015 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Convertible bonds issued by Cemex	219	Local volatility model with partial differential equation method	Long-term implied volatility	31.24 – 39.26% (35.25)	A significant increase in volatility would result in a lower fair value.

Although the Group believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2015, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2015
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	1	(1)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are prudent, but reasonably possible.

The least favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 35.25% to 39.26%. The volatility used as input for the internal model 35.25% is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying asset. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

-	The volatility of the underlying asset of the convertible bond at its maturity moved from 35.25% to 31.24%.

v.	Sensitivity analysis

As an alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2015, including all financial instruments in the trading book position of the Group are as follows:

	Average	High	Low	12/31/2015

All financial instruments	70.80	143.08	45.92	69.73
By category:
Instruments sensitive to interest rate	68.42	144.76	40.06	59.87
Instruments sensitive to equity market prices	16.73	47.60	3.50	5.46
Instruments sensitive to foreign currency exchange rates	9.89	41.32	2.60	4.30
Instruments sensitive to volatility movements	13.89	31.09	3.85	5.95

The Group’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Group can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

vi.	Recognition of fair value changes

As a general rule, changes in the fair value of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-	Available-for-sale financial assets are recognized temporarily in Shareholders’ equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in Shareholders’ equity. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

-	Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-	Unrealized gains on Available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale in the Shareholders’ equity.

vii.	Hedging transactions

The Group uses derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

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

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are reclassified to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

viii.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

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

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

The Group receives and gives collateral in the form of cash and marketable securities in connection with the following transactions:

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

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2014

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	97,164	-	97,164	(77,310)	(4,883)	(6,033)	8,938

Reverse repurchase agreements	31,872	-	31,872	(2,245)	(31,951)	-	(2,324)
Equity instruments (see Note 10.a)	567	-	567	-	(605)	-	(38)

Total	129,603	-	129,603	(79,555)	(37,439)	(6,033)	6,576

As at December 31, 2015

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	128,902	-	128,902	(97,126)	(7,276)	(14,275)	10,225

Reverse repurchase agreements	27,358	-	27,358	-	(27,364)	-	(6)
Equity instruments (see Note 10.a)	492	-	492	-	(551)	-	(59)

Total	156,752	-	156,752	(97,126)	(35,191)	(14,275)	10,160

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2014

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	99,245	-	99,245	(77,310)	(320)	(15,379)	6,236

Repurchase agreements	103,478	-	103,478	(2,245)	(100,198)	(151)	884

Short positions - Securities loans (see Note 11.b)	14,077	-	14,077	-	(14,432)	-	(355)

Short positions – Short sales (see Note 11.b)	27,301	-	27,301	-	(27,409)	-	(108)

Total	244,101	-	244,101	(79,555)	(142,359)	(15,530)	6,657

As at December 31, 2015

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	134,133	-	134,133	(97,126)	(770)	(24,076)	12,161

Repurchase agreements	191,567	-	191,567	-	(195,833)	-	(4,266)

Short positions - Securities loans (see Note 11.b)	23,605	-	23,605	-	(24,413)	-	(808)

Short positions – Short sales (see Note 11.b)	25,252	-	25,252	-	(25,242)	-	10

Total	374,557	-	374,557	(97,126)	(246,258)	(24,076)	7,097

g)	Impairment of financial assets

i.	Definition

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the initial recognition.

-	In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

The Group applies the following criteria to classify loans and advances as impaired loans:

-	Commercial, financial and industrial loans

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after 90 days principal or interest become due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after 90 days an installment becomes due.

-	Mortgage loans

-	Mortgage loans are considered impaired when a payment is past due more than 90 days (see Note 2.h.).

-	Installment loans to individuals

-	Revolving consumer credit cards loans are considered impaired when payment is not received after 90 days it becomes due (see Note 2.h.).

-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

-	If the borrower is declared bankrupt in accordance with the Commercial Bankruptcy Law.

The Group considers also as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered impaired loans. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Impaired loans which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

With regard to uncollected accrued interest on impaired loans, the Group creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are normally written off considering the following:

-	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (“SMEs”) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are generally written off when they have been past due for 36 months.

-	For installment loans to individuals, any portion of the balance that the Group does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

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

In estimating the future cash flows of financial instruments, the following factors are taken into account:

-	All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from insolvency of the customers (“credit risk”) are recognized when there is objective evidence of impairment of the customer’s ability to pay, either because it is past due or for other reasons.

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

In order to classify the customers for assessing the impairment losses resulting from credit risk, the Group distinguishes between:

a)	Individually significant customers which present objective evidence of impairment,

b)	Individually significant customers which do not present objective evidence of impairment, and

c)	Non-individually significant customers.

The Group has defined as an “individually significant customer” those customers with a total current risk exposure amounting more than 8 million pesos. This threshold is reviewed annually in order to adapt it to the Group’s business circumstances.

Objective evidence of impairment exists when an individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Shows signs of impairment although not in default, inter alia, restructured loans, loans under special surveillance and loans with reasonable doubt about their full repayment.

Objective evidence of impairment exists when a non-individually significant customer is in the following situations:

-	Classified as impaired (more than 90 days in default).

-	Classified as restructured loans.

Once the Group has classified its customers according to the above, loan portfolios are assessed for impairment individually and collectively in order to recognize an allowance for impairment losses arising from credit risk, as follows:

Individualized analysis

Credit losses individually assessed are determined by calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant customers presenting objective evidence of impairment considering the debtor’s financial situation and any guarantees in place. The Group takes into account all available information (external or internal), including expert judgment, to estimate the present value of expected cash flows.

Collective analysis

Credit losses collectively assessed are determined for those individually significant customers that do not present an objective evidence of impairment and for those customers that are not individually significant. Credit losses are estimated taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

Customers assessed collectively are grouped together considering financial instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor’s industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

Impairment losses are determined by multiplying four factors: exposure at default (hereinafter, “EAD”), probability of default (hereinafter, “PD”), loss given default (hereinafter, “LGD”) and the loss identification period (hereinafter, “LIP”).

-	The EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty. It is estimated as the drawn amount plus the undrawn risk multiplied by a credit conversion factor (hereinafter, “CCF”) which represents the percentage of undrawn balance that is expected to be used before default occurs.

-	The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default has been defined as the probability that an operation accumulates more than 90 days past due.

The Group uses transition models to determine PD (from a non-default to a default status) in which loans are segmented into bucket classifications primarily based on the number of days past due, and statistical analysis is applied to estimate the probability that loans will migrate through this status. These transition models are based on historical data gathered over a four-year period.

-	The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

-	The LIP parameter is the time between the moment when the event giving rise to a certain loss occurs and when that loss is identified at an individual level. LIPs analysis is performed on the basis of homogeneous risk portfolios. This parameter is only determined and used to calculate credit losses for customers which do not present objective evidence of impairment.

The methodology for determining the allowance for impairment losses also seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been reported as impaired, but that the Group estimates based on its past history or other quantitative factors that the loss event has already occurred. As part of this methodology, management also considers qualitative factors that are possible to cause estimated credit losses associated with the Group’s loan portfolio to differ from historical loss experience, such as changes in gross domestic product, unemployment rate, housing prices, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

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

h)	Change in accounting estimates

During 2015, the Group revised its estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of its policy to continuously enhance the existing impairment models and accounting estimates.

The main refinements made to the impairment models in order to provide a greater level of precision of incurred losses are the following:

-	Specific and objective guidelines to classify customers according to their total current risk exposure (individually significant customers – See Note 2.g.) and deterioration in creditworthiness (objective evidence of impairment – See Note 2.g.), aligning such factors with credit risk management.

-	Finer segmentation of loans in groups with similar credit risk characteristics.

-	More detailed historical data for the determination of certain inputs or variables (PD, LGD, LIP and CCF – See Note 2.g.) used to calculate the allowance for impairment losses and the provisions for off-balance sheet risk.

-	Conformed definition of impaired assets with the aim of making it consistent across all the loan portfolios when determining the allowance for impairment losses (See Note 2.g.).

The change in accounting estimates did not have a material impact on the net loan portfolio as of December 31, 2015, on the provision for off-balance sheet risk as of December 31, 2015 and in the profit for the year then ended. However, the change resulted in a net decrease in the allowance for impairment losses of 176 million pesos, a net decrease in the provision for off-balance sheet risk of 436 million pesos, a decrease in impaired assets of 438 million pesos and an increase in the profit for the year of 428 million pesos.

Management considers that it is impracticable to estimate the effect on future periods of this change in accounting estimates due to the fact that the Group cannot reliably determine all the necessary inputs and factors to calculate this effect, such as risk exposure, PD, LGD, LIP, qualitative factors, etc.

i)	Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

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

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

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

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual
Rate

Buildings for own use	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

The Group assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e., its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

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

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

l)	Accounting for leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

i.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Group acts as the lessors they present the acquisition cost of the leased assets under Tangible assets. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

When the Group acts as the lessees the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

ii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease or finance lease, the Group analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

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

At the end of each reporting period, or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) – Goodwill in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets include the amount of identifiable intangible assets (such as computer software).

Other intangible assets can have an indefinite useful life - when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives acquired separately are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Group reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated income statement when the asset is derecognized.

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

n)	Provisions and contingent assets and liabilities

When preparing the consolidated financial statements of the Group, management distinguishes between

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

Provisions

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Group's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions are reviewed and adjusted at the end of each year. Provisions are also used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

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

At the end of 2014 and 2015, certain litigation and claims were in process against the Group arising from the ordinary course of their operations (see Note 24).

p)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to Accumulated reserves.

For cash-settled share-based payments, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated income statement for the year.

Share-based payments are discussed in Note 42.b, c. and d.

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

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at FVTPL are recognized when paid.

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees are accrued and recognized in income over the term of the loan as a part of the effective interest method.

r)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

Financial guarantee contracts issued by the Group and, if not designated as at FVTPL, are subsequently measured at the higher of:

•	the amount of the obligation under the contract, as determined in accordance with IAS 37; and

•	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost (described in Note 2.g. above).

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

The Group's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans. See Note 24.c.

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the Group, but by a legally separate third party that is not a party related to the Group.

-	They are only available to pay or fund post-employment benefits and they cannot be returned to the Group unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the Group to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

Post-employment benefits are recognized as follows:

-	Service cost is recognized in the consolidated income statement and includes the following items:

-	Current service cost, i.e., the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

-	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

-	Any gain or loss arising from plan settlements is recognized under Provisions (net).

-	Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

-	The remeasurement of defined benefit obligation is recognized in Other comprehensive income and includes:

-	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Further details about post-employment benefits are given in Note 24.c.

t)	Income tax

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities

Current and deferred tax for the year

Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u)	Remaining maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2013, 2014 and 2015 year-end is provided in Note 45.

v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

w)	Dividend distribution

Dividend distributions to the Group’s shareholders are recognized as a liabilities in the Group’s consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders.

x)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to re-sale.

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

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized under Accumulated reserves in Shareholders’ equity.

z)	Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified. The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

aa)	Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.

b.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that will not be reclassified subsequently to the consolidated income statement.

c.	The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that may be reclassified subsequently to the consolidated income statement when certain conditions are met.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this consolidated statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to the consolidated income statement since the requirement established by the corresponding accounting standards are met.

ab)	Consolidated statement of changes in total equity

This consolidated statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors.

Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c.	Other changes in equity: include the remaining items recognized in equity, including, inter alia, increases and decreases in share capital, distribution of profit, transactions involving own equity instruments (treasury shares), share-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3. Significant events

The following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions undertaken by the Group over the last three years:

3.1 Sale of SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión (formerly Gestión Santander)

On May 30, 2013, Banco Santander (Spain) signed an agreement with Warburg Pincus and General Atlantic to strengthen its fund management division. Under this agreement, Warburg Pincus and General Atlantic jointly acquired a 50% equity stake in Santander Asset Management UK Holdings Ltd. ("Santander Asset Management"). Santander Asset Management is a holding entity that integrates several companies related with these activities in 11 countries, mainly in Europe and Latin America. The remaining 50% equity stake in Santander Asset Management is owned by Banco Santander (Spain). This transaction resulted in the sale of the Group’s 100% equity stake in SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión, ("SAM Asset Management") to Santander Asset Management. Additionally, the Group has signed exclusive long-term distribution contracts so the Bank and Casa de Bolsa Santander, S.A. de C.V. would continue to offer mutual funds managed by SAM Asset Management following the divestiture. Under this contract, the Group will receive commission income for distribution of funds.

On December 5, 2013, the Group completed the sale of its 100% equity stake in SAM Asset Management. For additional breakdown of items presented under discontinued operations, please refer to Note 33.

3.2 Acquisition of ING mortgage business in Mexico

This transaction is explained in Note 4.

3.3 Subordinated debt offering

On December 27, 2013, the Bank completed the placement of debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 with a ten-year maturity with option to be prepaid in year five. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments will bear interest at an initial rate of 5.95% a year during the first 5 years.

The key terms of these securities of this issue are explained in Note 22 c.

3.4 Mexican real estate sector

During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican home builders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfill the requirements provided by the Commercial Bankruptcy Law to be considered insolvent. In June and November 2015, the Mexican authorities declared concluded the bankruptcy act for these two Mexican real estate companies.

In early December 2014, the remaining Mexican real estate company sent to the relevant court request to initiate a pre-arranged bankruptcy. In January 2015, the real estate company was declared bankrupt under the Commercial Bankruptcy Law which is still in force at December 31, 2015.

As of December 31, 2014 and 2015 the loan portfolio of the Group with the three principal Mexican real estate companies amounted to 4,903 and 4,232 million pesos, respectively, which represents 1.07% and 0.79% of loans and advances to customers and 0.52% and 0.36% of the total assets of the Group, of which 4,720 and 3,478 million pesos are impaired. As of December 31, 2014 and 2015, the Group has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

3.5 Tax reforms

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

3.6 Sale agreement for custodial business

During 2014, Banco Santander (Spain) and the Group reached an agreement to sell the custodial business to FINESP Holdings II BV, a subsidiary of Warburg Pincus ("Warburg Pincus") and Temasek Holdings Private Limited ("Temasek"):

•	On June 19, 2014, Banco Santander (Spain) announced having reached a definitive agreement with an affiliate of Warburg Pincus and Temasek to acquire 50% of the custodial businesses of Santander in Spain, Mexico and Brazil through a new entity. The closing was scheduled for the fourth quarter of 2014.

•	On June 19, 2014, Banco Santander (Spain) made an offer to the Group to purchase the custodial business. This offer was accepted by the Group. The agreed sale price was 2,030 million pesos. This offer requires the Group to transfer the custodial business; however, this obligation is subject to the following conditions: i) is valid until June 19, 2014; ii) is subject to the same conditions established in the global agreement signed by Banco Santander (Spain); iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; iv) is dependent on the overall transaction, if it is terminated, the transaction will also terminate in Mexico; and v) the transaction should be formalized through the signing of the respective contracts.

•	The joint venture was approved by the Board of Directors of both, Banco Santander (Spain) and the Group, at its meeting held on July 22, 2014.

•	On July 24, 2015, the Group received a notification from Banco Santander (Spain) announcing that the aforementioned transaction was automatically terminated since the global operation established in the global agreement signed by Banco Santander (Spain) on June 2014 was not concluded within the twelve-month acceptation period. Therefore the closing of the purchase was not concluded. However, Banco Santander (Spain) made another offer to the Group to purchase the custodial business. This offer was accepted by the Group. The agreed sale price was 1,191 million pesos. This offer requires the Group to transfer the custodial business and it is subject to the following conditions: i) is valid until June 30, 2016; ii) is subject to the same conditions established in the global agreement signed by Banco Santander (Spain); iii) authorizations must be obtained from the Mexican authorities to establish a special purpose entity whose purpose is the operation of the custodial business in Mexico; iv) is dependent on the successful completion of the overall transaction, if it is terminated, the transaction also terminates in Mexico; and v) the transaction should be formalized through the signing of the respective contracts.

The aforementioned obligation of the Group to transfer the custodial business to a special purpose entity as a condition for completing the sale to Banco Santander (Spain) is subject to various conditions that to date have not been met, such as authorization by the Mexican financial authorities of the special purpose entity that will provide custodial services, among others.

3.7 Scotiabank Inverlat loan portfolio acquisition

On November 26, 2014, the Group entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat (Scotiabank).

On March 17, 2015, after having obtained applicable regulatory authorizations, the Group signed a contract with Scotiabank to acquire the non-revolving consumer loans portfolio. This acquisition was finalized on April 2015. The acquired portfolio consists of 39,252 loans with a face value of 3,179 million pesos.

The fair value of the acquired loan portfolio was 3,002 million pesos.

3.8 New auditors 2016

The Board of Directors of the Group by meeting on July 23, 2015, agreed to appoint PricewaterhouseCoopers, S.C., as the external auditor of the Group to conduct the audit of the consolidated financial statements from 2016, 2017 and 2018. This decision was taken in line with corporate governance guidelines recommendations periodic rotation of the external auditor, on the proposal of the Audit Committee.

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

The net assets acquired amount to 395 million pesos which includes a loan portfolio with an unpaid principal balance of 11,237 million pesos, and an estimated fair value of 10,772 million pesos. A loan portfolio of approximately 363 million pesos was expected to be uncollectible at the time of the acquisition. This entity was acquired by the Group and is today established as a subsidiary. The purchase consideration consisted of a cash payment of 541 million pesos for the equity.

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

During December 2014, management finalized its estimates with respect to the fair values of the assets and liabilities acquired in the business combination. These adjustments have been reflected in the amounts presented in the table above. No additional adjustments were identified.

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

5.	Distribution of the Group's profit and Earnings per share

5.1 Distribution of the Group's profit

The distributions of the Group's net profit for the years ended December 31, 2014 and 2015 approved by the Board of Directors during the annual general meetings are as follows:

	2014	2015

Profit of the year	13,289	14,004
Dividends declared	3,473	6,760
Dividend per share (pesos)	0.51	1.00
Date of payment	12/29/2014	05/29/2015 and 12/22/2015

5.2 Earnings per share from continuing operations and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29.a.), excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share were determined as follows:

	2013	2014	2015

Profit attributable to the Parent	14,279	13,288	14,003
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	1,938	-	-
Profit from continuing operations (net of non-controlling interests)	12,341	13,288	14,003
Weighted average number of shares outstanding	6,773,811,703	6,775,809,054	6,777,712,725
Basic earnings per share (pesos)	2.11	1.96	2.07
Basic earnings per share from discontinued operations (pesos)	0.29	-	-
Basic earnings per share from continuing operations (pesos)	1.82	1.96	2.07

ii	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2013	2014	2015

Profit attributable to the Parent	14,279	13,288	14,003
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	1,938	-	-
Profit from continuing operations (net of non-controlling interests)	12,341	13,288	14,003
Weighted average number of shares outstanding	6,773,811,703	6,775,809,054	6,777,712,725
Dilutive effect of rights on shares	12,583,210	10,585,859	8,682,188
Adjusted number of shares	6,786,394,913	6,786,394,913	6,786,394,913
Diluted earnings per share (pesos)	2.11	1.96	2.06
Diluted earnings per share from discontinued operations (pesos)	0.29	-	-
Diluted earnings per share from continuing operations (pesos)	1.82	1.96	2.06

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 13 million pesos during 2013, 11 million pesos during 2014 and 13 million pesos during 2015, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits generated during 2013 to executive officers amounted to 329 million pesos, 339 million pesos during 2014 and 282 million pesos during 2015. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. Also, the amount paid at December 31, 2013 and December 31, 2014, includes a fixed fee in connection with the closing of the global public offering. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 468 million pesos at December 31, 2014 and 361 million pesos at December 31, 2015.

d)	Global Program – Performance share plan

The Group participates in a share-based variable compensation plan launched by Banco Santander (Spain) as part of the growth strategy implemented in 2008. The Plan was implemented through the granting of a predetermined number of shares of Banco Santander (Spain) to certain executive officers and other executives of the Group, based on the extent to which certain targets were achieved. The last cycle of this plan expired on June 30, 2014 (see Note 42.b.).

e)	Local Program

The Group established a share-based variable compensation plan for its executive officers and other executives (Local Program). The plan is settled through the Group’s own equity instruments and is recognized according to their fair value at grant date. Details of the plan and the determination of the fair value of transactions involving share-based payments settled through equity instruments are presented in Note 42.c.

f)	Corporate performance shares plan

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provides for a variable compensation tied to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan 2014 is payable in shares of the Group and will begin on July 1, 2015. Details of the plan are presented in Note 42.d.

g)	Loans to executive officers

The loans conferred to executive officers amount to 70 million pesos and 52 million pesos as of December 31, 2014 and 2015, respectively.

7.	Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2014	12/31/2015

Cash	15,927	23,040
Central Bank compulsory deposits	35,872	35,872
Deposits in the Central Bank	24	876
	51,823	59,788

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets.

Note 45.a. includes a breakdown of the remaining maturity of Cash and balances with the Central Bank and of the related average interest rates. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 45.c. includes the fair value amounts of these assets.

8. Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2014	12/31/2015

Classification:
Other financial assets at fair value through profit or loss	27,379	735
Loans and receivables	67,307	57,599
	94,686	58,334
Type:
Reciprocal accounts	26,167	14,192
Time deposits	98	98
Guarantee deposits - Collateral delivered for OTC derivatives transactions (Note 32)	20,758	30,223
Reverse repurchase agreements	27,379	735
Call money transactions granted	11,098	-
Other accounts	9,186	13,086
	94,686	58,334
Currency:
Peso	59,250	23,334
US Dollar	35,416	34,975
Other currencies	20	25
5	94,686	58,334

As of December 31, 2014 and 2015, time deposits consist of 98 million pesos in both years related to deposits that the Group holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 2 business days. As of December 31, 2015 there are no call money transactions granted. As of December 31, 2014, these transactions are as follows:

	Days	Interest Rate (average)	12/31/2014

Mexican financial institutions	2	2.96%	11,098
			11,098

As of December 31, 2014 and 2015, 173 million pesos and 311 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables.

As of December 31, 2014 and 2015, 20,758 million pesos and 30,223 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables (see Note 32).

As of December 31, 2014 and 2015, 27,421 million pesos and 748 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 31).

Note 45.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Loans and receivables.

9. Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2014	12/31/2015

Classification:
Financial assets held for trading	110,787	209,158
Available-for-sale financial assets	83,029	113,525
Loans and receivables	5,835	6,011
	199,651	328,694
Type:
Mexican government debt securities	159,998	283,565
Of which:
Collateral delivered for OTC transactions (Note 32)	453	770
Foreign government debt securities	24,734	31,162
Of which:
Brazilian Government Notes	24,693	20,813
US Government Treasury Bills (TBILLS)	41	10,349
Debt securities issued by financial institutions	4,818	7,826
Other debt securities	10,101	6,141
	199,651	328,694
Currency:
Peso	170,645	290,171
US Dollar	3,070	14,100
Brazilian Real	24,693	20,813
Other currencies	1,243	3,610
	199,651	328,694

As of December 31, 2014 and 2015, 453 million pesos and 770 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets held for trading (see Note 32).

As of December 31, 2014 and 2015, 14,432 million pesos and 24,413 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Debt instruments – Financial assets held for trading.

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2014	12/31/2015

Federal Treasury Securities (CETES)	11,001	27,788
United Mexican States Bonds (UMS)	564	529
Federal Mexican Government Development Bonds (BONDES)	32,317	99,230
M and M10 Mexican Government Bonds	2,421	11,029
Mexican Bank Saving Protection Bonds (BPATs)	46,076	47,176
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	9,626	14,656
TBILLS	41	-
Other debt securities	8,741	8,750
	110,787	209,158

(1)	“UDIs” are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2015, one UDI was equal to 5.381175 pesos.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2014	12/31/2015

UMS	1,775	3,995
M, M3 and M5 Mexican Government Bonds	30,982	52,720
BPATs	14,566	15,794
UDIBONDS	4,835	4,637
TBILLS	-	10,349
Brazilian Government Notes	24,693	20,813
Other debt securities	6,178	5,217
	83,029	113,525
Of which:
Before allowance for impairment losses	83,029	113,525
Allowance for impairment losses	-	-
	83,029	113,525

The breakdown by issuer rating of Debt instruments at December 31, 2014 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	12,084	157,658	169,742	85.02%
BBB	1,931	27,074	29,005	14.53%
BB	904	-	904	0.45%
	14,919	184,732	199,651	100.00%

The breakdown by issuer rating of Debt instruments at December 31, 2015 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	10,349	10,349	3.15%
A	6,930	245,243	252,173	76.72%
BBB	3,034	4,524	7,558	2.30%
Below BBB	-	20,813	20,813	6.33%
BB	3,784	33,798	37,582	11.43%
Below BB	219	-	219	0.07%
	13,967	314,727	328,694	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the reviews of sovereign issuer ratings conducted in recent years. The main review in 2015 was that of Brazil (from BBB to Below BBB). Also, at December 31, 2015 the exposures with BBB ratings included mainly the sovereign exposures in Mexico, while those with ratings Below BBB included the sovereign exposures in Brazil (as of March 31, 2016, the sovereign rating of Brazil is BB).

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2014	12/31/2015

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,389	2,462
Special CETES - support program for housing loan debtors	3,446	3,549
	5,835	6,011

Type :
Unquoted	5,835	6,011
Of which:
Before allowance for impairment losses	5,835	6,011
Allowance for impairment losses	-	-
	5,835	6,011

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2013	2014	2015

Beginning balance	47,332	61,423	83,029
Net additions/(disposals)	15,697	21,533	30,527
Valuation adjustments	(1,515)	334	(192)
Amounts reclassified to consolidated income statement	(91)	(261)	161
Balance at year-end	61,423	83,029	113,525

As of December 31, 2014 and 2015, 17,370 million pesos and 22,831 million pesos, respectively, of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments – Available-for-sale.

c)	Allowance for impairment losses

As of December 31, 2014 and 2015 and during 2013, 2014 and 2015, the Group has not recognized any impairment on Debt Instruments – Available-for-sale (see Note 28).

d)	Other information

Note 45.a. contains a breakdown of the remaining maturity periods of Available-for-sale – Debt Instruments and the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these assets classified as Debt instruments – Loans and receivables.

10.	Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2014	12/31/2015

Classification:
Financial assets held for trading	5,160	2,178
Available-for-sale financial assets	99	95
Of which:
Others	99	95
Of which:
Before allowance for impairment losses	99	95
Allowance for impairment losses	-	-
	5,259	2,273
Type:
Shares of Mexican companies	4,409	2,247
Shares of foreign companies	850	26
	5,259	2,273

As of December 31, 2014 and 2015, 439 million pesos and 52 million pesos, respectively, of equity instruments have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Equity instruments – Financial assets held for trading (see Note 32).

As of December 31, 2014 and 2015, 567 million pesos and 492 million pesos, respectively, of Equity Instruments have been pledged in connection with securities loan transactions in which the lender is the Group, and are classified as restricted assets within Equity instruments – Financial assets held for trading.

As of December 31, 2014 and 2015, 605 million pesos and 551 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments – Financial assets held for trading (see Note 31).

Note 45.a. contains a breakdown of the remaining maturity periods of these assets.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2013	2014	2015

Beginning balance	186	102	99
Transfer to non-current assets held for sale	(97)	-	-
Net additions/(disposals)	23	-	-
Valuation adjustments	3	(2)	(4)
Amounts reclassified to consolidated income statement	(13)	(1)	-
Balance at year-end	102	99	95

Note 28.a. includes a breakdown of the valuation adjustments recognized in Total equity on Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2014 and 2015 and during 2013, 2014 and 2015, the Group has not recognized any impairment on Equity Instruments – Available-for-sale.

11.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 32):

	12/31/2014		12/31/2015
	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	37,584	37,570	35,156	35,969
Currency risk	53,055	55,709	80,258	87,159
Market price risk	1,785	1,563	1,367	1,437
	92,424	94,842	116,781	124,565

Note 45.a. contains a breakdown of the remaining maturity periods of trading derivatives.

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2014	12/31/2015

Securities loans:
Debt instruments	13,695	23,475
Equity instruments	382	130
	14,077	23,605
Short sales:
Debt instruments (*)	27,886	26,406
	41,963	50,011

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 27,301 million pesos and 25,252 million pesos as of December 31, 2014 and December 31, 2015, respectively.

Note 45.a. contains a breakdown of the remaining maturity periods of these liabilities.

12.	Loans and advances to customers

a)	Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2014	12/31/2015

Other financial assets at fair value through profit or loss	4,493	26,623
Loans and receivables	457,255	535,277
	461,748	561,900
Of which:
Before allowance for impairment losses	476,946	580,649
Allowance for impairment losses	(15,198)	(18,749)
	461,748	561,900

As of December 31, 2014 and 2015, 2,243 million pesos and 1,609 million pesos, respectively, of loans and advances to customers have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

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

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Group's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2014	12/31/2015

By loan type:
Commercial, financial and industrial loans	222,246	268,972
Public sector loans	55,862	59,922
Mortgage loans	102,935	116,404
Reverse repurchase agreements	4,493	26,623
Installment loans to individuals-
Revolving consumer credit card loans	40,124	45,929
Non-revolving consumer loans	32,856	43,057
Impaired loans	18,430	19,742
	476,946	580,649
By borrower sector:
Public sector	55,865	59,925
Individuals	184,770	215,459
Communications and transportation	10,879	21,619
Construction	33,027	36,350
Manufacturing	48,242	58,309
Services	127,946	162,407
Tourism	6,309	12,436
Other sectors	9,908	14,144
	476,946	580,649
By geographical area:
Mexico	476,946	580,649
	476,946	580,649
By interest rate:
Fixed rate	183,069	230,911
Floating rate	293,877	349,738
	476,946	580,649

As of December 31, 2014 and 2015, 4,530 million pesos and 26,616 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2013	2014	2015

Beginning balance	(9,387)	(13,764)	(15,198)

Impairment losses on financial assets – Loans and receivables (*)	(16,888)	(14,831)	(17,766)
Of which:
Individually assessed	(5,331)	(3,925)	(6,172)
Collectively assessed	(11,557)	(10,906)	(11,594)

Others	(19)	(113)	(209)

Write-off of impaired balances against recorded allowance for impairment losses	12,530	13,510	14,424
Balance at year-end	(13,764)	(15,198)	(18,749)

Of which:
By method of assessment:
Individually	(5,147)	(6,031)	(7,943)
Collectively	(8,617)	(9,167)	(10,806)
By geographical location of risk:
Mexico	(13,764)	(15,198)	(18,749)
By classification of assets:
Loans and advances to customers	(13,764)	(15,198)	(18,749)

(*)	The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries and legal expenses in the amount of 1,983 million pesos in 2013, 1,699 million pesos in 2014 and 1,725 million pesos in 2015.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2013	2014	2015

Beginning balance	7,329	15,175	18,430
Additions	26,409	24,848	30,006
Transfers to performing loans	(6,033)	(8,083)	(14,270)
Written-off assets	(12,530)	(13,510)	(14,424)
Balance at year-end	15,175	18,430	19,742

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2014 is as follows:

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

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2015 is as follows:

		With Balances Past Due by
	With no Past Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,449	1,050	699	337	5,138	9,673
Mortgage loans	1,446	553	909	673	2,933	6,514
Installment loans to individuals
Of which:
Revolving consumer credit card loans	263	1,583	-	-	-	1,846
Non-revolving consumer loans	381	803	508	9	8	1,709
	4,539	3,989	2,116	1,019	8,079	19,742

e)	Renegotiated loans

Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the Year Ended 12/31/2013				For the Year Ended 12/31/2014				For the Year Ended 12/31/2015
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	1,378	-	307	1,685	694	-	2,040	2,734	3,219	-	1,591	4,810
Mortgage loans	-	-	-	-	1	-	-	1	-	-	-	-
Installment loans to individuals	1,314	-	207	1,521	542	-	799	1,341	96	-	294	390
Total	2,692	-	514	3,206	1,237	-	2,839	4,076	3,315	-	1,885	5,200
Percentage	84%	-	16%	100%	30%	-	70%	100%	64%	-	36%	100%

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

The Group has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications as follows:

-	Commercial, financial and industrial loans – Due to the nature of these portfolios, renegotiations are made on an individual, ad-hoc basis, depending on borrower risk, profile and other factors.

-	Installment loans to individuals – The renegotiation programs offered in this portfolio generally a) convert the revolving consumer credit card loans to installment arrangements, or b) depending on customer risk, profile and other factors, the Group can either lower the applicable interest rate or extend the payment terms by up to 60 months.

See Note 48 (5.4.7 Recovery management) for additional information regarding restructured and refinanced loan portfolios.

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

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Group’s collaterals or guarantees are contractual and are typically classified as follows:

-	Financial and other collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity securities), collection rights, inventory, equipment and real estate are included in this category:

-	Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

-	Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

-	Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

-	Real estate.

-	Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third-party guarantee and has initially been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 48 (5.4.4 Transaction decision-making – Credit risk mitigation techniques) for additional information regarding collaterals.

The breakdown is as follows:

	Maximum Exposure to Credit Risk	12/31/2014
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights(3)	Real Estate(2)	Guarantees

Financial assets held for trading	203,211	-	-	23,174	6,380	-	-	-
Other financial assets at fair value through profit or loss	31,872	-	-	-	31,951	-	-	-
Available-for-sale financial assets	83,029	-	-	-	-	-	-	-
Loans and receivables:	545,595	305,244	240,351	-	-	97,844	185,769	22,301
Of which:
Loans and advances to credit institutions	67,307	67,307	-	-	-	-	-	-
Loans and advances to customers	472,453	232,102	240,351	-	-	97,844	185,769	22,301
Commercial, financial and industrial loans	231,818	114,106	117,712	-	-	47,820	80,080	22,301
Public sector loans	55,865	39,814	16,051	-	-	50,024	-	-
Mortgage loans	108,184	1,596	106,588	-	-	-	105,689	-
Installment loans to individuals:
Revolving consumer credit card loans	42,104	42,104	-	-	-	-	-	-
Non-revolving consumer loans	34,482	34,482	-	-	-	-	-	-
Debt instruments	5,835	5,835
Guarantees and loan commitments	49,154	49,154	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	79,631	79,631	-	-	-	-	-	-
	992,492	434,029	240,351	23,174	38,331	97,844	185,769	22,301

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

	Maximum Exposure to Credit Risk	12/31/2015
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	325,939	-	-	1,891	7,879	-	-	-
Other financial assets at fair value through profit or loss	27,358	-	-	-	27,364	-	-	-
Available-for-sale financial assets	113,525	-	-	-	-	-	-	-
Loans and receivables:	617,636	309,188	308,448	-	-	104,812	187,603	36,966
Of which:
Loans and advances to credit institutions	57,599	57,599	-	-	-	-	-	-
Loans and advances to customers	554,026	245,578	308,448	-	-	104,812	187,603	36,966
Commercial, financial and industrial loans	278,642	99,812	178,830	-	-	49,169	80,805	34,463
Public sector loans	59,925	38,532	21,393	-	-	55,606	-	2,503
Mortgage loans	122,918	15,472	107,446	-	-	-	105,475	-
Installment loans to individuals:
Revolving consumer credit card loans	47,775	47,775	-	-	-	-	-	-
Non-revolving consumer loans	44,766	43,987	779	-	-	37	1,323	-
Debt instruments	6,011	6,011	-	-	-	-	-	-
Guarantees and loan commitments	40,874	40,874	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	72,841	72,841	-	-	-	-	-	-
	1,198,173	422,903	308,448	1,891	35,243	104,812	187,603	36,966

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Group has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping of external ratings are as follows:

Internal Rating	Equivalence with
	Standard &	Moody’s
Poor’s

9.3	AAA	Aaa
9.2	AA+	Aa1
9.0	AA	Aa2
8.6	AA-	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A-	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB-	Baa3
5.0	BB+	Ba1
4.4	BB	Ba2
3.9	BB-	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B-	B3
1.6	CCC	Caa1
1.0	CC	Ca

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

Rating	Equivalence

A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	Satisfactory
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2014
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	1,178	1,877	7,819	15,793	32,960	55,313	30,472	14,003	5,091	2,543	3,264	549	76	4,611	18	-	4,415	179,982
Public sector loans	-	-	-	-	38,028	143	-	3,804	3,556	4,080	6,316	-	-	-	-	-	-	-	-	(62)	55,865
	-	-	-	1,178	39,905	7,962	15,793	36,764	58,869	34,552	20,319	5,091	2,543	3,264	549	76	4,611	18	-	4,353	235,847

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	456	1,208	2,612	7,085	3,664	745	699	478	38	-	-	-	-	-	-	-	-	16,985
Loan commitments	-	-	-	262	13,455	374	1,174	3,977	5,404	3,543	1,030	1,357	1,317	112	40	1	-	-	-	-	32,046
	-	-	-	718	14,663	2,986	8,259	7,641	6,149	4,242	1,508	1,395	1,317	112	40	1	-	-	-	-	49,031
	-	-	-	1,896	54,568	10,948	24,052	44,405	65,018	38,794	21,827	6,486	3,860	3,376	589	77	4,611	18	-	4,353	284,878

	12/31/2015
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	10	7,566	14,835	12,905	40,732	57,104	48,015	10,669	5,064	2,303	704	303	62	-	4,175	10,696	215,143
Public sector loans	-	-	-	-	-	37,183	942	-	1,878	2,620	10,968	1,553	-	-	-	-	-	-	-	4,781	59,925
	-	-	-	-	10	44,749	15,777	12,905	42,610	59,724	58,983	12,222	5,064	2,303	704	303	62	-	4,175	15,477	275,068

Financial instruments not recognized on the balance sheet:
Guarantees	-	-	-	190	447	1,600	8,470	5,527	5,767	1,711	1,268	297	-	-	97	-	-	-	-	2,596	27,970
Loan commitments	-	-	-	25	349	99	845	388	2,280	4,117	1,733	159	55	81	23	-	-	-	58	2,427	12,639
	-	-	-	215	796	1,699	9,315	5,915	8,047	5,828	3,001	456	55	81	120	-	-	-	58	5,023	40,609
	-	-	-	215	806	46,448	25,092	18,820	50,657	65,552	61,984	12,678	5,119	2,384	824	303	62	-	4,233	20,500	315,677

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2014
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	29,629	8,602	2,509	2,025	4,766	1,515	612	2,101	77	-	51,836
Mortgage loans	75,024	13,387	3,723	2,831	1,149	3,710	2,374	3,976	417	1,593	108,184
Revolving consumer credit card loans	5,308	8,859	5,148	6,112	7,027	3,082	2,945	3,314	309	-	42,104
Non-revolving consumer loans	8,893	18,484	896	738	650	825	1,081	1,654	298	963	34,482
	118,854	49,332	12,276	11,706	13,592	9,132	7,012	11,045	1,101	2,556	236,606

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	79,631	79,631
Guarantees	-	-	-	-	-	-	-	-	-	20	20
Loan commitments	-	-	-	-	-	-	-	-	-	103	103
	-	-	-	-	-	-	-	-	-	79,754	79,754
	118,854	49,332	12,276	11,706	13,592	9,132	7,012	11,045	1,101	82,310	316,360

	12/31/2015
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	39,504	9,717	2,084	2,394	5,106	1,722	743	2,108	117	4	63,499
Mortgage loans	80,018	15,196	4,984	7,391	1,753	4,279	1,818	4,373	665	2,441	122,918
Revolving consumer credit card loans	6,610	9,104	6,008	8,674	7,269	3,364	2,950	3,470	326	-	47,775
Non-revolving consumer loans	2,592	4,091	5,850	14,860	5,284	2,638	4,261	2,062	2,279	849	44,766
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	3,294	278,958

Financial instruments not recognized on the balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	72,841	72,841
Guarantees	-	-	-	-	-	-	-	-	-	-	-
Loan commitments	-	-	-	-	-	-	-	-	-	265	265
	-	-	-	-	-	-	-	-	-	73,106	73,106
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	76,400	352,064

The following is a breakdown of the retail portfolios that are past due but not impaired at December 31, 2014 and 2015, classified by type of loan and by age of the oldest past due amount.

Portions of the retail portfolio that are past due but not impaired as of December 31, 2014 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	46,996	2,131	741	425	50,293
Mortgage loans	94,096	5,274	2,688	877	102,935
Installment loans to individuals
Of which:
Revolving consumer credit card loans	38,493	1,021	610	-	40,124
Non-revolving consumer loans	29,302	3,032	449	73	32,856
	208,887	11,458	4,488	1,375	226,208

Portions of the retail portfolio that are past due but not impaired as of December 31, 2015 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	57,943	2,516	889	785	62,133
Mortgage loans	107,441	5,366	2,620	977	116,404
Installment loans to individuals
Of which:
Revolving consumer credit card loans	43,441	1,121	776	591	45,929
Non-revolving consumer loans	38,583	3,309	612	553	43,057
	247,408	12,312	4,897	2,906	267,523

g)	Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below.

	2014	2015

Retained on the balance sheet
Of which:
Securitized mortgage assets	282	226
	282	226

Securitization is used as a tool for diversifying the Group’s liquidity sources. The Group had not performed any securitization in 2013, 2014 and 2015 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13.	Hedging derivatives

The Group, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

-	Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in domestic and foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, etc.) are hedged.

-	Fair value hedges: hedging the exposure to changes in the fair value of assets attributable to an identified, hedged risk. Thus, the interest rate risk of assets (bonds, loans, etc.) with coupons or fixed interest rates, investments in entities and issuances in foreign currencies are hedged.

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2014		12/31/2015
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	32	1,729	1	1,720
Cash flow hedges	4,708	2,674	12,120	7,848
	4,740	4,403	12,121	9,568

b)	Quantitative information

Fair value hedges

As of December 31, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,780	2,780	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	4,783	324	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	1,888	157	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	692	57	US Dollar	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	4,620	4,620	Peso	Loans and receivables – Interest rate risk
Interest Rate Swaps	1,659	96	US Dollar	Loans and receivables – Interest rate risk
Cross-Currency Swaps	182	14	US Dollar	Loans and receivables – Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	1,118	86	US Dollar	Petroleos Mexicanos Bonds – Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Group are extended in certain cases up to the year 2025.

For 2013, 2014 and 2015, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is 119 million pesos, (71) million pesos and 23 million pesos, respectively (see Note 39).

For 2013, 2014 and 2015, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is (131) million pesos, 65 million pesos and (105) million pesos, respectively (see Note 39).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2014, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

Cross-Currency Swaps	3,916	309	US Dollar	Loans and receivables – Foreign exchange risk

Cross-Currency Swaps	4,677	265	Euro	Loans and receivables – Foreign exchange risk

Cross-Currency Swaps	12,677	860	US Dollar	Senior Unsecured Notes – Foreign exchange risk

Cross-Currency Swaps	19,164	1,300	US Dollar	Tier II Subordinated Capital Notes – Foreign exchange risk

Forward Fx-BRL	26,112	5,195	Brazilian Real	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	25,561	1,809	US Dollar	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2015, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

Cross-Currency Swaps	6,159	441	US Dollar	Loans and receivables – Foreign exchange risk

Cross-Currency Swaps	5,780	332	Euro	Loans and receivables – Foreign exchange risk

Cross-Currency Swaps	9,357	543	US Dollar	Senior Unsecured Notes – Foreign exchange risk

Cross-Currency Swaps	18,974	1,100	US Dollar	Tier II Subordinated Capital Notes – Foreign exchange risk

Cross-Currency Swaps	1,607	86	Euro	United Mexican States Bonds – Foreign exchange risk

Cross-Currency Swaps	260	10	Pound Sterling	United Mexican States Bonds – Foreign exchange risk

Forward Fx-BRL	13,376	2,377	Brazilian Real	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	24,546	1,735	US Dollar	Brazilian Government Notes – Foreign exchange risk

During April 2015, the Group discontinued a cash flow hedge of Senior Unsecured Notes for an amount of 318 million dollars (nominal value). This cash flow hedge began on December 2012 and February 2013, and at the date of discontinuance an amount of 64 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Senior Unsecured Notes, which extended through the year 2022.

During April 2015, the Group discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 200 million dollars (nominal value). This cash flow hedge began on April 2014 and at the date of discontinuance an amount of 44 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the subordinated capital notes, which extended through the year 2019.

During June 2014, the Group discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in equity under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Central Bank compulsory deposits, which extended through the year 2018.

As of December 31, 2014 and 2015, included in the balance recognized in equity under Valuation adjustments - Cash flow hedges are 61 million pesos and 71 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2024 for United Mexican States Bonds and up to the year 2025 for Loans and receivables.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2013	2014	2015

Valuation adjustments	371	(1,161)	(612)
Amounts reclassified to consolidated income statement	(470)	1,548	1,479
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	(453)	1,551	1,483
Cash flow hedges ineffectiveness (Note 39)	(17)	(3)	(4)
	(99)	387	867

The breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	16,141	3,937	52,665	28,172	100,915
Cash flows to be paid	(15,941)	(3,889)	(67,034)	(32,630)	(119,494)

Note 45.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14.	Non-current assets held for sale

a)	Breakdown

The breakdown of Non-current assets held for sale is as follows:

	12/31/2014	12/31/2015

Non-current assets held for sale	844	1,101
Of which:
Foreclosed assets	844	1,101
	844	1,101

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

In 2013, 2014 and 2015, the Group recognized a loss of (16) million pesos, a loss of (15) million pesos and a gain of 91 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the years ended December 31, 2013 and 2014, the Group has recognized an impairment of 22 million pesos and 48 million pesos, respectively, under Impairment losses on other assets (net) in the consolidated income statement. For the year ended December 31, 2015 there were no impairment losses recognized by the Group.

b)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2014	1,100
Additions	524
Disposals	(732)
Impairment losses	(48)
Balances at December 31, 2014	844
Additions	516
Disposals	(259)
Impairment losses	-
Balances at December 31, 2015	1,101

15.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2014	8,489
Additions	1,283
Disposals	(243)
Balances at December 31, 2014	9,529
Additions	1,190
Disposals	(82)
Balances at December 31, 2015	10,637

Accumulated depreciation:
Balances at January 1, 2014	(3,722)
Additions	(785)
Disposals	240
Balances at December 31, 2014	(4,267)
Additions	(899)
Disposals	80
Balances at December 31, 2015	(5,086)

Balances at December 31, 2014	5,262
Balances at December 31, 2015	5,551

As of December 31, 2015, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

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

As of December 31, 2015, the future minimum lease payments required under the Group’s operating leases are as follows:

Operating Lease Due	12/31/2015
	Fibra Uno	Other Operating Leases	Total

2016	266	162	428
2017	276	463	739
2018	276	620	896
2019	276	354	630
2020	276	403	679
2021 and thereafter	3,125	1,909	5,034
Total commitments for minimum payments under operating lease	4,495	3,911	8,406

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	6,282	(2,771)	-	3,511
IT equipment and fixtures	1,018	(636)	-	382
Furniture and vehicles	1,605	(860)	-	745
Others	624	-	-	624
Balances at December 31, 2014	9,529	(4,267)	-	5,262

Buildings	7,172	(3,322)	-	3,850
IT equipment and fixtures	1,568	(910)	-	658
Furniture and vehicles	1,522	(854)	-	668
Others	375	-	-	375
Balances at December 31, 2015	10,637	(5,086)	-	5,551

16.	Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2014	12/31/2015

Santander Hipotecario	1,588	1,588
Santander Vivienda (Note 4)	146	146
	1,734	1,734

b)	Changes

The changes in Goodwill were as follows:

	12/31/2014	12/31/2015

Beginning balance	1,734	1,734
Additions (Note 4)	-	-
Balance at year-end	1,734	1,734

c)	Impairment test

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

Impairment losses on goodwill are recognized under Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

	Hypotheses (Santander Hipotecario)	Hypotheses (Santander Vivienda)

Basis of valuation	Value in use: discounted cash flows	Value in use: discounted cash flows
Period of projection of cash flows(1)	5 years	5 years
Perpetual cash flow	(2)	(2)
Discount rate(6)	7.58%	8.42%
Of which:
Cost of Equity(3)	12.91%	12.91%
Cost of Debt(4) Equity Structure(5)	6.39% 18% Equity / 82% Debt	7.25% 21% Equity / 79% Debt
(1)	The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

▪	D = Last estimated cash flow,

▪	g = Perpetual growth (0%), and

▪	i = Discount rate.

▪	n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:

▪	Rf = Risk free rate (3.05%),

▪	β = Beta (1.15), and

▪	Pr = Equity Risk Premium (8.57%).

(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Group.

(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's management in 2013, 2014 and 2015, the Group has not recognized any impairment losses on Goodwill.

17.	Intangible assets - Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2014	5,452
Additions	1,225
Disposals	(2,099)
Balances at December 31, 2014	4,578
Additions	1,761
Disposals	(91)
Balances at December 31, 2015	6,248

Accumulated amortization and impairment:
Balances at January 1, 2014	(3,435)
Additions	(897)
Disposals	2,099
Balances at December 31, 2014	(2,233)
Additions	(963)
Disposals	91
Balances at December 31, 2015	(3,105)
Balances at December 31, 2014	2,345
Balances at December 31, 2015	3,143

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

			Accumulated Amortization	Impairment Losses	Carrying Amount
	Estimated Useful Life	Cost

IT developments	3 years	4,486	(2,141)	-	2,345
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2014		4,578	(2,176)	(57)	2,345

IT developments	3 years	6,248	(3,105)	-	3,143
Balances at December 31, 2015		6,248	(3,105)	-	3,143

As of December 31, 2015, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18.	Other assets

The breakdown of Other assets is as follows:

	12/31/2014	12/31/2015

Credit card operating balances	985	1,076
Insurance commission receivables	747	824
Prepayments	1,060	947
Net pension plan assets	13	2
Indemnification asset	582	202
Other	3,092	2,891
	6,479	5,942

19.	Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss	33,752	145,484
Financial liabilities at amortized cost	48,326	54,349
	82,078	199,833
Type:
Reciprocal accounts	3,785	1,609
Time deposits	19,977	18,950
Overnight deposits	3,005	9,228
Repurchase agreements	33,752	145,484
Other accounts	21,533	24,537
Accrued interest	26	25
	82,078	199,833
Currency:
Peso	56,108	170,076
US Dollar	25,970	29,757
	82,078	199,833

Note 45.a. includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20.	Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss	69,726	46,722
Financial liabilities at amortized cost	444,902	493,291
	514,628	540,013
Type:
Repurchase agreements	69,726	46,083
Demand deposits:
Current accounts	294,062	347,737
Savings accounts	1	1
Other deposits	17,069	24,652
Of which:
Collateral received for OTC derivatives transactions (Note 32)	6,033	14,275
Others	11,036	10,377
Time deposits:
Fixed-term deposits	133,587	121,385
Accrued interest	183	155
	514,628	540,013
Currency:
Peso	467,166	474,153
US Dollar	47,449	65,841
Other currencies	13	19
	514,628	540,013

As of December 31, 2014 and 2015, customer deposits of 55 million pesos and 29 million pesos, respectively, have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of December 31, 2014 and 2015, customer deposits of 6,033 million pesos and 14,275 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 45.a. includes a breakdown of the remaining maturity periods of Customer deposits and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21.	Marketable debt securities

a)	Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2014	12/31/2015

Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	5,306	12,623
Financial liabilities at amortized cost	53,771	74,826
	59,077	87,449
Type:
Certificates of deposit (unsecured)	13,948	23,068
Senior unsecured notes	14,556	17,073
Structured bank bonds	5,614	13,188
Promissory notes	17,884	24,078
Unsecured bonds	6,839	9,846
Mortgage-backed bonds	236	196
	59,077	87,449
Currency:
Peso	40,180	68,759
US Dollar	18,897	18,690
	59,077	87,449

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

b)	Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

2015

Beginning balance	5,306
Issues	8,866
Of which:
Structured bank bonds	8,866
Of which:
Banco Santander (México), S.A.	8,866
Redemptions	(1,144)
Of which:
Structured bank bonds	(1,144)
Of which:
Banco Santander (México), S.A.	(1,144)
Changes in fair value	(405)
Balance at year-end	12,623

c)	Changes in Marketable debt securities classified as financial liabilities at amortized cost

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2014	2015

Beginning balance	53,118	53,771
Issues (*)	639,908	3,286,887
Of which:
Certificates of deposit (unsecured)	55,265	326,837
Senior unsecured notes	1,674	2,507
Structured bank bonds	19,584	18,499
Promissory notes	563,385	2,936,044
Unsecured bonds	-	3,000
Of which:
Banco Santander (México), S.A.	639,908	3,286,887
Redemptions (*)	(639,270)	(3,265,860)
Of which:
Certificates of deposit	(48,098)	(317,735)
Structured bank bonds	(20,061)	(18,240)
Promissory notes	(565,332)	(2,929,841)
Unsecured bonds	(5,779)	(40)
Senior unsecured notes	-	(4)
Of which:
Banco Santander (México), S.A.	(639,221)	(3,265,820)
Santander Vivienda, S.A. de C.V.	(49)	(40)
Accrued interest	15	28
Balance at year-end	53,771	74,826
(*) Includes foreign exchange effect of marketable debt securities denominated in foreign currency.

d)	Other disclosures

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

As of December 31, 2014, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	13	03/06/2015	2.96%
Certificates of deposit (unsecured)	17	02/04/2015	2.96%
Certificates of deposit (unsecured)	14	05/21/2015	2.96%
Certificates of deposit (unsecured)	2,315	06/04/2015	3.25%
Certificates of deposit (unsecured)	10	06/08/2015	2.96%
Certificates of deposit (unsecured)	3,415	06/11/2015	3.26%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	600	06/18/2015	3.24%
Certificates of deposit (unsecured)	100	06/18/2015	3.24%
Certificates of deposit (unsecured)	500	06/18/2015	3.24%
Certificates of deposit (unsecured)	200	06/18/2015	3.24%
Certificates of deposit (unsecured)	28	06/26/2015	2.96%
Certificates of deposit (unsecured)	2,000	05/07/2015	3.25%
Certificates of deposit (unsecured)	18	01/14/2015	2.96%
Certificates of deposit (unsecured)	50	07/23/2015	2.96%
Certificates of deposit (unsecured)	16	08/28/2015	2.96%
Certificates of deposit (unsecured)	9	10/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	2	08/28/2015	2.96%
Certificates of deposit (unsecured)	5	04/23/2015	1.00%
Certificates of deposit (unsecured)	179	01/02/2015	0.34%
Certificates of deposit (unsecured)	145	01/06/2015	0.32%
Certificates of deposit (unsecured)	117	01/08/2015	0.31%
Certificates of deposit (unsecured)	267	01/05/2015	0.30%
Certificates of deposit (unsecured)	116	01/13/2015	0.37%
Certificates of deposit (unsecured)	115	01/15/2015	0.46%
Certificates of deposit (unsecured)	70	01/16/2015	0.30%
Certificates of deposit (unsecured)	88	01/20/2015	0.30%
Certificates of deposit (unsecured)	138	01/20/2015	0.65%
Certificates of deposit (unsecured)	133	01/06/2015	0.45%
Certificates of deposit (unsecured)	442	01/20/2015	0.41%
Certificates of deposit (unsecured)	166	01/23/2015	0.40%
Certificates of deposit (unsecured)	123	01/13/2015	0.30%
Certificates of deposit (unsecured)	146	01/27/2015	0.40%
Certificates of deposit (unsecured)	103	01/02/2015	2.78%
Certificates of deposit (unsecured)	84	01/29/2015	0.50%
Certificates of deposit (unsecured)	1,916	02/24/2015	0.51%
Certificates of deposit (unsecured)	7	05/27/2015	0.50%
Certificates of deposit (unsecured)	2	07/31/2015	0.55%
Certificates of deposit (unsecured)	66	05/27/2015	0.50%
	13,937
Accrued interest	11
	13,948

Senior unsecured notes	14,482	11/09/2022	4.125%
Transaction costs and accrued interest	74
	14,556

Structured bank bonds	20	10/15/2015	Guaranteed rate subject to IBEX 35
Structured bank bonds	5	08/04/2015	TIIE
Structured bank bonds	8	08/18/2015	TIIE
Structured bank bonds	11	01/20/2015	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	58	08/26/2015	TIIE
Structured bank bonds	100	01/08/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	20	01/06/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	18	01/13/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	11	01/30/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	28	01/05/2015	Guaranteed rate subject to exchange rate
Structured bank bonds	23	02/17/2015	Guaranteed rate subject to exchange rate
Structured bank bonds (*)	87	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	50	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	12	04/06//2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	10	05/26/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	20	06/08/2016	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	9	06/18/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	25	06/19/2015	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (*)	16	06/24/2015	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	812	06/29/2017	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	55	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds (*)	237	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds (*)	362	09/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	15	09/09/2015	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	35	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds (*)	106	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds (*)	1,480	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (*)	248	11/17/2016	Guaranteed rate subject to IBEX 35
Structured bank bonds (*)	590	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	528	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (*)	584	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
	5,608
Transaction costs and accrued interest	6
	5,614

Promissory notes	2,000	01/02/2015	2,96%
Promissory notes	5,000	01/02/2015	3.00%
Promissory notes	3,000	01/02/2015	3.05%
Promissory notes	5,000	01/02/2015	3.08%
Promissory notes	750	01/07/2015	3.00%
Promissory notes	52	02/13/2015	3.03%
Promissory notes	2,000	01/23/2015	3.09%
Promissory notes	64	01/05/2015	2.96%
	17,866
Accrued interest	18
	17,884

Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	979	11/23/2017	9.05%
Unsecured bonds	1,700	03/09/2021	8.91%
	6,779
Accrued interest	60
	6,839

Mortgage-backed bonds	223	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	236
Accrued interest	-
	236

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2015, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	157	01/04/2016	2.78%
Certificates of deposit (unsecured)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured)	350	03/03/2016	3.36%
Certificates of deposit (unsecured)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured)	800	03/10/2016	3.38%
Certificates of deposit (unsecured)	300	03/17/2016	3.53%
Certificates of deposit (unsecured)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	14	05/16/2016	3.20%
Certificates of deposit (unsecured)	450	05/26/2016	3.36%
Certificates of deposit (unsecured)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured)	750	06/02/2016	3.38%
Certificates of deposit (unsecured)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured)	300	05/20/2016	3.34%
Certificates of deposit (unsecured)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured)	450	07/21/2016	3.40%
Certificates of deposit (unsecured)	550	07/21/2016	3.36%
Certificates of deposit (unsecured)	50	07/21/2016	3.30%
Certificates of deposit (unsecured)	17	02/08/2016	3.20%
Certificates of deposit (unsecured)	600	08/25/2016	3.40%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	12	02/19/2016	3.20%
Certificates of deposit (unsecured)	2	01/25/2016	3.20%
Certificates of deposit (unsecured)	500	11/24/2016	3.42%
Certificates of deposit (unsecured)	19	02/12/2016	0.75%
Certificates of deposit (unsecured)	19	02/25/2016	0.75%
Certificates of deposit (unsecured)	6	10/17/2016	0.75%
Certificates of deposit (unsecured)	86	05/17/2016	0.50%
Certificates of deposit (unsecured)	82	01/05/2016	0.15%
Certificates of deposit (unsecured)	124	01/05/2016	0.10%
Certificates of deposit (unsecured)	78	01/05/2016	0.15%
Certificates of deposit (unsecured)	172	01/07/2016	0.10%
Certificates of deposit (unsecured)	126	01/12/2016	0.10%
Certificates of deposit (unsecured)	84	01/14/2016	0.25%
Certificates of deposit (unsecured)	127	01/15/2016	0.25%
Certificates of deposit (unsecured)	82	01/19/2016	0.35%
Certificates of deposit (unsecured)	129	01/21/2016	0.35%
Certificates of deposit (unsecured)	69	01/20/2016	0.30%
Certificates of deposit (unsecured)	140	01/26/2016	0.35%
Certificates of deposit (unsecured)	61	01/06/2016	0.20%
Certificates of deposit (unsecured)	168	01/28/2016	0.35%
Certificates of deposit (unsecured)	1	01/04/2016	0.15%
Certificates of deposit (unsecured)	1	02/02/2016	0.18%
	23,038
Accrued interest	30
	23,068

Senior unsecured notes	16,984	11/09/2022	4.125%
Accrued interest	89
	17,073

Structured bank bonds	34	01/04/2016	5.00%
Structured bank bonds	30	07/01/2016	TIIE
Structured bank bonds	150	07/01/2016	Guaranteed rate subject to exchange rate
Structured bank bonds	150	07/14/2016	TIIE
Structured bank bonds	10	07/25/2016	TIIE
Structured bank bonds	185	08/11/2016	TIIE
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	587	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	22	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	110	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	228	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds(*)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	935	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	705	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	469	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	98	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	941	10/23/2020	TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	174	12/14/2020	Guaranteed rate subject to SXDP
	13,186

Transaction costs and accrued interest (net)	2
	13,188

Promissory notes	10,000	01/25/2016	3.47%
Promissory notes	53	01/19/2016	3.25%
Promissory notes	66	01/04/2016	3.20%
Promissory notes	13,950	01/04/2016	3.25%
	24,069
Accrued interest	9
	24,078

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	980	11/23/2017	9.05%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
	9,780
Accrued interest	66
	9,846

Mortgage-backed bonds	183	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	196
Accrued interest	-
	196

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22.	Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

			12/31/2015
Currency of Issue	12/31/2014	12/31/2015	Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

US Dollar	19,446	22,788	1,300,000,000	5.95%
Balance at year-end	19,446	22,788

Note 45.a. includes a breakdown of the remaining maturity of Subordinated liabilities and of the related average interest rates. Additionally, Note 45.c. includes the fair value amounts of these liabilities.

b)	Changes

The changes in Subordinated liabilities were as follows:

	2014	2015
Beginning balance (million USD)	1,286	1,319
Issues
Of which:
Banco Santander (México) S.A.	-	-
Transaction costs and accrued interest	33	2
Balance at year-end (million USD)	1,319	1,321
Exchange rate per one USD as of December 31,	14.7414	17.2487
Balance at year-end (million pesos)	19,446	22,788

c)	Other disclosures

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300,000,000 equivalent to 1,300,000 securities with a nominal value of US 1,000 each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued and placed in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

The main features of this issue are as follows:

a)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

b)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

d)	When the Bank computes a Basic Capital index of 8.0%:

-	Possible deferral of principal or interest or other remedies determined by the CNBV.

-	Possible write-down due to breach of remediation.

-	Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

23.	Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2014	12/31/2015

Trade payables	1,081	1,183
Collection accounts:
Tax payables	1,190	969
Financial transactions pending settlement	8,872	10,092
Other financial liabilities	1,537	1,688
	12,680	13,932

Note 45.a. includes a breakdown of the remaining maturity periods of Other financial liabilities and of the related average interest rates. In addition, Note 45.c. contains the fair value amounts of these liabilities.

The breakdown of unsettled financial transactions is as follows:

	12/31/2014	12/31/2015

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	1,890	9,310
CETES	4,705	-
UDIBONDS	1,977	720
Equity instruments	268	18
Other financial instruments	32	44
	8,872	10,092

The breakdown of Other financial liabilities is as follows:

	12/31/2014	12/31/2015

Retentions related to loans (*)	630	674
Mexican Bank Savings Protection Institute (IPAB) contingency	189	187
Other payable account	718	827
	1,537	1,688
(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2014 and 2015, the Group was the defendant in various legal proceedings and claims brought against it by clients as a result of the Groupʼs acquisition of Grupo Financiero Serfin, S.A. and Subsidiaries (hereinafter, “Grupo Financiero Serfin”) in May 23, 2000 from the Mexican Bank Savings Protection Institute (hereinafter, “IPAB”) (see Note 41). Later, in 2006, Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

At the time of the acquisition, Grupo Financiero Serfin faced certain legal proceedings and claims brought by third parties and were taken over by the IPAB. The IPAB agreed to indemnify the Group, thereby, releasing the Group from liabilities exceeding the fixed amount of 637 million pesos, related to legal, tax and labor contingencies arising from the operations of Grupo Financiero Serfin through the date of the acquisition. In connection with this arrangement, Grupo Financiero Serfin recognized a liability of 637 million pesos, which accrues interest at the CETES 28-day rate.

As of December 31, 2014 and 2015, the remaining balance of the IPAB liability and related accrued interest is 189 million pesos and 187 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

24.	Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2014	12/31/2015

Provisions for pensions and similar obligations	2,873	4,031
Provisions for tax and legal matters	1,308	1,092
Provisions for off-balance-sheet risk	1,359	952
Other provisions	546	619
Provisions	6,086	6,694

b)	Changes

The changes in Provisions were as follows:

	2013					2014					2015
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total

Balance at the beginning of year	3,189	1,435	1,164	506	6,294	2,371	1,332	1,524	483	5,710	2,873	1,308	1,359	546	6,086
Additions charged (credited) to net income:
Interest expense and similar charges	212	-	-	-	212	195	-	-	-	195	214	-	-	-	214
Personnel expenses – Defined Benefit Plan	191	-	-	-	191	170	-	-	-	170	189	-	-	-	189
Personnel expenses – Defined Contribution Plan (Note 42)	239	-	-	-	239	259	-	-	-	259	284	-	-	-	284
Other	5	-	-	-	5	(50)	-	-	-	(50)	(21)	-	-	-	(21)
Actuarial (gains)/losses recognized in the year in Other comprehensive income	(469)	-	-	-	(469)	382	-	-		382	964	-	-	-	964
Period provisions	-	153	360	233	746	-	230	(165)	142	207	-	(32)	(407)	205	(234)
Contributions from the employer	(623)				(623)	(6)	-			(6)	15	-	-	-	15
Payments to pensioners and pre-retirees with a charge to internal provisions
(130)		-	-	-	(130)	(174)	-			(174)	(190)	-	-	-	(190)
Other payments (*)		(256)		(256)	(512)		(254)	-	(79)	(333)	-	(184)	-	(132)	(316)
Payments to Defined Contribution Plan	(243)	-	-	-	(243)	(259)	-	-	-	(259)	(284)	-	-	-	(284)
Transfers and other changes	-	-	-	-	-	(15)	-	-	-	(15)	(13)	-	-	-	(13)
Balances at the end of year	2,371	1,332	1,524	483	5,710	2,873	1,308	1,359	546	6,086	4,031	1,092	952	619	6,694

(*)	Included in these amounts are payments made by the Group to the Tax Administration Service of 33 million pesos in 2014 and 22 million pesos in 2015 due to the fact that the Group was not withholding income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Defined contribution plan

The Group sponsors a defined contribution retirement benefit plan for all qualifying employees of its subsidiaries whereby the Group agrees to contribute pre-established cash amounts to a given investment fund, in which the employee’s benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Group after 2006. The retirement age is 65 years.

The assets of the plan are held separately from those of the Group in funds under the control of trustees.

The Group recognized as personnel expenses in the consolidated income statement the amounts of 239 million pesos, 259 million pesos and 284 million pesos in 2013, 2014 and 2015, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law, the Group is liable for severance payments for employees who are terminated by the Group and seniority premiums which are statutory retirement benefits. In addition, the Group offers a defined benefit pension plan and other post-retirement benefits agreed under a collective bargaining agreement. The defined benefit plans are administered in a separate fund that is legally separated from the Group. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

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

The plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high-quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.
Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.
Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 2,852 million pesos and 4,010 million pesos as of December 31, 2014 and 2015, respectively.

The investment fund of the defined benefit post-employment plan was 4,336 million pesos and 3,887 million pesos as of December 31, 2014 and 2015, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2014 and 2015 consist of debt and equity instruments. The Group believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

As of December 31, 2014 and 2015, approximately 1.08% and 1.48% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2014 and 2015, approximately 83.30% and 78.61% of the Group’s employees enrolled in the defined contribution pension plan have been included in the new “Retirement Medical Coverage Plan”.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2014	12/31/2015

Provisions for post-employment plans
Of which: Defined benefit pension plan	2,852	4,010
Provisions for defined contribution pension plan	21	21
Provisions for pensions and similar obligations	2,873	4,031

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2014	12/31/2015

Annual discount rate	8.25%	8.5%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	8.5%	8.5%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2014	12/31/2015

Present value of the obligations:
Pension plan	2,272	2,392
Post-employment benefits	4,203	4,620
Other	713	885
	7,188	7,897
Less:
Fair value of plan assets	(4,336)	(3,887)

Provisions – Provisions for pensions	2,852	4,010
Of which:
Internal provisions for pensions	2,852	4,010

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2013	2014	2015

Current service cost (Note 42)	191	170	189
Interest cost	212	195	214
Other	5	(50)	(21)
	408	315	382

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2014	2015

Present value of the obligations at the beginning of year	6,762	7,188
Current service cost (Note 42)	170	189
Interest cost	581	581
Benefits paid	(595)	(611)
Actuarial (gains)/losses	275	416
Other	(5)	134
Present value of the obligations at the end of year	7,188	7,897

The duration of the defined benefit obligation is 11.49 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2014	2015

Fair value of plan assets at the beginning of year	4,412	4,336
Actual return on plan assets	326	(166)
Contributions from the employer	6	(15)
Benefits paid	(421)	(421)
Other	13	153
Fair value of plan assets at the end of year	4,336	3,887

The fair values of the above (debt and equity instruments) are determined based on quoted market prices in active markets.

The Group does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2015.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2014	12/31/2015

Equity instruments	26%	26%
Debt instruments	74%	74%

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

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 369 million pesos (increase by 405 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 406 million pesos (decrease by 366 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 18 million pesos (decrease by 18 million pesos).

•	If the annual consumer price index growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 3 million pesos (decrease by 4 million pesos).

•	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 410 million pesos (increase by 415 million pesos).

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

In July 2001, the Group entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”). Such agreement establishes that with the payment of the single premium by the Group, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheet, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2014 and 2015, such liability was 905 and 906 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)	Provisions for tax and legal matters

i.	Tax-related proceedings

The Group is a party to various tax claims for which it has recorded total provisions of 67 million pesos and 29 million pesos as of December 31, 2014 and 2015, respectively. The main tax-related proceeding concerning the Group was as follows:

•	On January 23, 2008 the Group filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year 2004. By meeting of the First Circuit ruled denied the Group’s amparo suit and the protection of the Federal Justice requested. In 2014 the Group recognized a provision for an amount of 15 million pesos. This provision was canceled because it prescribed legally in 2015.

The total amount of payments made by the Group arising from this tax proceeding in 2013, 2014 and 2015 is not material with respect to these consolidated financial statements.

ii.	Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 38 million pesos in 2014 and 19 million pesos in 2015.

iii.	Non-tax-related proceedings

As of December 31, 2014 and 2015, as a result of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2014 and 2015, the Group has recognized provisions for the amounts of 1,181 million pesos and 991 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Group arising from litigation in 2013, 2014 and 2015 is not material with respect to these consolidated financial statements.

During 2014 and 2015, the amount paid by the Group to external lawyers was 176 million pesos and 181 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2014	12/31/2015

Available lines of credit cards and non-revolving consumer loans	1,311	857
Guarantees and loan commitments of commercial and public sector loans	48	95
	1,359	952

25.	Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2014	12/31/2015

Sundry creditors	1,923	2,691
Cash balances undrawn	5,697	3,642
Accrued personnel obligations	1,581	1,353
Other obligations	2,305	2,085
Credit card operation balances	907	1,078
	12,413	10,849

26.	Tax matters

a)	Income Tax expense

The components of income tax expense for 2013, 2014 and 2015 are as follows:

	2013	2014	2015

Current tax expense:
Tax expense for current year	4,897	2,133	4,993
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(2,227)	1,408	(699)
Total Income Tax expense	2,670	3,541	4,294

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2013	2014	2015

Profit before tax
Of which:
Continuing operations	15,013	16,830	18,298
Discontinued operations	2,782	-	-
Income tax at 30%
Of which:
Continuing operations	4,504	5,049	5,490
Discontinued operations - amount transferred to discontinued operations	835	-	-
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,116)	(1,128)	(992)
Due to effect of tangible assets	35	(133)	(87)
Due to effect of tax audit settlements (*)	(322)	-	(31)
Due to realization of previously unrecognized tax benefits	(252)	(117)	-
Due to effect of non-deductible expenses, non-taxable income and others	(179)	(130)	(86)
Income Tax	2,670	3,541	4,294

Effective tax rate	17.78%	21.04%	23.47%
Current tax liability	790	244	-

Income tax	2,670	3,541	4,294
Of which:
Current tax	4,897	2,133	4,993
Deferred taxes	(2,227)	1,408	(699)

(*)	In 2013, the Group recognized additional deductions for inflation benefits as a result of favorable decisions issued by the tax courts during 2013, as well as favorable resolutions to matters arising in connection with the tax audit of the fiscal year 2008 tax return which concluded in 2013. In 2015, the Group recognized a net tax benefit effect as a result of a self-correction from 2011 tax year.

The Group is subject to regular reviews by the Mexican tax authorities. As of December 31, 2015, there are no tax contingencies arising as a result of such tax reviews requiring disclosure.

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in equity:

	2013	2014	2015

Net tax credited/(charged) to equity:
Remeasurement of defined benefit obligation	(141)	118	289
Measurement of Available-for-sale – Debt instruments	482	(150)	51
Measurement of Available-for-sale – Equity instruments	3	1	1
Measurement of Financial derivatives (Cash flow hedges)	30	(116)	(260)
	374	(147)	81

d)	Deferred taxes

Main components of the Group’s gross deferred income tax assets and liabilities are as follows:

	12/31/2014	12/31/2015

Total deferred tax assets prior to offsetting	18,064	18,611
Of which:
Tangible assets and deferred charges	1,914	2,236
Provisions	1,529	1,406
Impairment losses on loans and receivables	10,671	10,411
Unrealized losses on financial instruments	14	(86)
Net operating losses carryforward (*)	176	162
Capital losses carryforward(*)	2,299	2,394
Labor provisions	702	1,203
Fees and interest collected in advance	759	885
Total deferred tax liabilities prior to offsetting	(2,165)	(1,470)
Of which:
Unrealized gains on financial instruments	414	(1,405)
Exchange rate derivatives	(1,937)	641
Prepayments	(205)	(281)
Labor provisions	11	(33)
Other	(448)	(392)

(*) The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2015 the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2010	2020	260	78
2011	2021	174	52
2012	2022	3	1
2013	2023	23	7
2014	2024	80	24
		540	162

As of December 31, 2015 the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2014	2024	7,719	2,316
2015	2025	259	78
		7,978	2,394

The Group only recognizes deferred tax assets for temporary differences and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2014	12/31/2015

Presented as deferred tax assets (*)	15,955	17,172
Presented as deferred tax liabilities	(56)	(31)
Net	15,899	17,141

(*) This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Group’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are recognized directly in equity and the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	01/01/2014	Income	Income	Movements	12/31/2014

Deferred tax assets	18,239	(175)	-	-	18,064
Deferred tax liabilities	(1,055)	(1,233)	(147)	270	(2,165)
	17,184	(1,408)	(147)	270	15,899

			(Charge)/
			Credit to
		(Charge)/	Other
		Credit to	Comprehensive	Other
	01/01/2015	Income	Income	Movements	12/31/2015

Deferred tax assets	18,064	547	-	-	18,611
Deferred tax liabilities	(2,165)	152	81	462	(1,470)
	15,899	699	81	462	17,141

e)	Tax reforms 2014

In December 2013, the Mexican government enacted several tax reforms that are effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax Law and to the Mexican Federal Tax Code. The tax reforms also repealed the Business Flat Tax Law and the Cash Deposits Tax Law.

Income tax

The following summarizes the most significant aspects of the new income tax law applicable to the Group. The new law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-	Replaces the deduction for certain estimated allowance for impairment losses recognized by banking institutions (Global Preventive Reserve) by the deduction of uncollectable loans when they are written down under the provisions established by the CNBV.

-	Limits at 53%, deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-	Changes the procedure to determine the employee profit-sharing obligation. Cash payments for employee profit-sharing obligations and prior year’s tax losses are not deductible for purposes of determining employee profit payable.

-	Establishes that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-	Imposes a new 10% income tax withholding on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply in 2015, but not to distributions of profits generated prior to 2014. This provides an opportunity to apply reduced withholding rates under an applicable tax treaty.

Value added tax (not subject to IAS 12)

The reforms to the VAT law will:

-	Increase, from 11% to 16% the VAT rate applicable in the border area.

27.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Group, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2014	12/31/2015

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	10	11
	10	11
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	1	1

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2014	2015

Beginning balance	9	10
Profit for the year attributable to non-controlling interests	1	1
Other movements	-	-
Balance at year-end	10	11

The foregoing changes are shown in the consolidated statement of changes in equity.

28.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 9 and 10).

The breakdown by type of instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2014 and 2015 is as follows:

	12/31/2014				12/31/2015
	Revaluation Gains	Revaluation Losses	Net Revaluation Gains/ (Losses)	Fair Value	Revaluation Gains	Revaluation Losses	Net Revaluation Gains/ (Losses)	Fair Value

Debt instruments	923	(589)	334	83,029	769	(961)	(192)	113,525
Equity instruments	1	(3)	(2)	99	-	(4)	(4)	95

At the end of each year, the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer's economic and financial position, the existence of default or late payment, analysis of the issuer's solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer's sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts' reports and forecasts and other independent market information.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down and its valuation recognized temporarily under Valuation adjustments is reclassified to the consolidated income statement.

A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2013	643	30	673
Valuation adjustments	(1,515)	3	(1,512)
Amounts reclassified to consolidated income statement	(91)	(13)	(104)
Income taxes	482	3	485
Balance at December 31, 2013	(481)	23	(458)
Valuation adjustments	334	(2)	332
Amounts reclassified to consolidated income statement	(261)	(1)	(262)
Income taxes	(150)	1	(149)
Balance at December 31, 2014	(558)	21	(537)
Valuation adjustments	(192)	(4)	(196)
Amounts reclassified to consolidated income statement	161	-	161
Income taxes	51	1	52
Balance at December 31, 2015	(538)	18	(520)

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit or loss (see Note 13).

A reconciliation of the accumulated gain on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2014	2015

Accumulated (loss)/gain on cash flow hedges	232	829
Accumulated gain related to discontinued cash flow hedges (Note 13)	61	71
Balance at December 31	293	900

29.	Shareholders’ equity

a)	Share capital

As of December 31, 2014 and 2015, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2014	12/31/2015	12/31/2014	12/31/2015

Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	6,578	6,578

Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	5,982	5,982
	6,786,394,913	6,786,394,913	25,658	25,658

Share capital is comprised of fixed shares which cannot be increased and variable shares which may be increased without limit.

Series “F” share capital may only be directly or indirectly owned by a foreign financial institution, as defined by the Mexican Financial Groups Law (hereinafter, “LRAF”). Series “B” share capital are not subject to the ownership limitations established in Article 28 of the LRAF.

At all times, Series “F” share capital shall represent at least 51% of share capital and Series “B” share capital can represent up to 49% of the share capital.

Foreign governments may not own under any circumstances any share capital of the Group. Similarly, Mexican financial entities, including those that form part of the Group are also prohibited from acquiring share capital in the Group, except when they act as institutional investors, pursuant to Article 27 of the LRAF.

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

Accumulated reserves includes the net amount of the accumulated profit recognized in previous years through the consolidated income statement that was appropriated to equity, the legal reserve, the differences between the selling price of treasury shares and the cost of acquisition thereof, the remeasurement of defined benefit obligation and the recognition effects of share-based payments.

Accumulated profit

This includes the accumulated profit not distributed to shareholders.

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

Dividends paid by the Group to Mexican resident individuals and foreign residents in 2015 and 2014 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

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

As of December 31, 2014 and 2015, the Group and its subsidiaries are in compliance with the maximum percentage of legal reserve required.

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

The Group’s shares owned by the consolidated companies accounted for 0.14% of issued share capital at December 31, 2015 (December 31, 2014: 0.11%). As of December 31, 2014 and 2015, the Group holds 7,794,635 treasury shares for an amount of 247 million pesos and 9,201,706 treasury shares for an amount of 35 million pesos, respectively.

d)	Other disclosures

During the Ordinary General Meeting of August 20, 2013, the following resolution was adopted:

-	The amount of 3,950 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,950 million pesos was paid to shareholders on August 30, 2013.

3,939 million pesos of the aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of December 13, 2013, the following resolutions were adopted:

-	The amount of 4,900 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 4,900 million pesos was paid to shareholders on December 27, 2013.

-	The amount of 12,000 million pesos was allocated from Accumulated reserves for the payment of an extraordinary dividend. The amount of 12,000 million pesos was paid to shareholders on December 27, 2013.

16,226 million pesos of the aforementioned dividend paid to shareholders was taken from the Net tax income account.

During the Ordinary and Extraordinary General Meeting of November 27, 2014, the following resolution was adopted:

-	The amount of 3,473 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,473 million pesos was paid to shareholders on December 29, 2014.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 28, 2015, the following resolution was adopted:

-	The amount of 3,534 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,534 million pesos was paid to shareholders on May 29, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of November 25, 2015, the following resolution was adopted:

-	The amount of 3,226 million pesos was allocated from Accumulated reserves for the payment of dividends. The amount of 3,226 million pesos was paid to shareholders on December 22, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

30.	Minimum capital requirements

The Bank’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic and Complementary. Additionally, Basic Capital is divided into two portions: Fundamental Capital and Non Fundamental Basic Capital. Basic Capital (Tier I) is the sum of Fundamental Basic Capital and Non Fundamental Basic Capital.

-	Fundamental Basic Capital is composed mainly of shareholders' equity plus other equity instruments, less stock investments on financial institutions, organization expenses, other intangibles, as well as excess of deferred tax assets derived from tax losses that exceed the 6% of Tier I Capital and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Non Fundamental Basic Capital is composed mainly of a bank’s equity instruments which are not included as Basic Capital according to the current legislation.

-	Complementary Capital (Tier II) is composed mainly of a bank’s equity instruments which are not included as Basic Capital according to the current legislation, plus the positive difference resulting from subtracting to the total allowable reserves, the total expected losses, up to an amount that doesn’t exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and receivables, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and additionally calculating a Credit Valuation Adjustment for OTC derivatives transactions.

Assets Subject to Market Risk

In interest bearing transactions, the capital requirement is calculated by determining the residual term of the asset or liability, and by applying the corresponding Market Risk Charge Coefficient based on the term asset or liability and currency in which it is denominated.

For those transactions whose return is based on changes in the price of a share, basket of shares or market index, a 22.23% of General Market Risk is applied to the net position, to which additional specific market risk requirements are added for long net positions and short net positions by 8%.

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

Assets Subject to Operational Risk

The requirement is calculated by determining the average net revenues for the 36 months prior to the month being calculated, applying a 15% Operational Risk Charge Coefficient. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Group was in compliance with these minimum capital requirements (see below).

The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	12/31/2014	12/31/2015

Computable capital:	96,517	103,639
Core capital	103,523	111,550
Supplementary capital	19,820	23,311
Deductible items	(26,826)	(31,222)

Capital requirements:	47,756	53,130
Market risk	10,266	8,994
Credit risk	32,547	38,995
Operational risk	4,943	5,141

Excess of capital requirements	48,761	50,509
Risk-weighted assets	596,952	664,122

As of December 31, 2014 and 2015, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV:

	12/31/2014	12/31/2015

Net Capital / Required Capital	2.02	1.95
Minimum capital requirements	Not applicable	Not applicable

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.85%	12.10%
Minimum capital requirements	8.50%	8.50%

Net Capital / Assets subject to Credit Risk	23.72%	21.26%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	16.17%	15.61%

Minimum capital requirements	10.50%	10.50%

31.	Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Group, although they may not impinge on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, reverse repurchase agreements and securities loans transactions in which the lender is the Group.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2014	12/31/2015

Available lines of credit cards and non-revolving consumer loans	79,631	72,841
Guarantees, documentary credits and loan commitments of commercial and public sector loans	49,031	40,609
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	123	265
Total	128,785	113,715

At December 31, 2014 and 2015, the Group had recognized provisions for off-balance sheet risk of 1,359 million pesos and 952 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

b)	Financial instruments received as collateral

Financial instruments include those securities received by the Group in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Group received them to engage in OTC derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Group.

The breakdown is as follows:

Financial instruments received as collateral	12/31/2014	12/31/2015

Debt instruments received in OTC derivatives transactions	4,883	7,276
Debt instruments received in reverse repurchase agreement transactions	31,951	27,364
Equity instruments received in securities loans transactions	605	551
Total	37,439	35,191

32.	Derivatives - Nominal amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2014 and 2015 is as follows:

	12/31/2014		12/31/2015
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Interest Rate Futures	20	20	724	54
Market Index Futures	9,997	363	1,115	13

Forwards:
Foreign Currency Forwards	120,155	7,274	111,044	6,730
Foreign Exchange Spot	-	39	41,655	293
Interest Rate Forwards	-	-	2,000	5
Equity Forwards	5,082	162	2,221	115

Options:
Foreign Currency Options	57,909	1,673	14,799	521
Interest Rate Options	167,057	2,414	128,301	1,141
Market Index Options	13,772	1,005	16,307	1,239
Equity Options	276	255	-	-

Swaps:
Interest Rate Swaps	1,425,837	35,150	1,933,917	33,956
Cross-Currency Swaps	380,855	44,069	452,868	72,714
	2,180,960	92,424	2,704,951	116,781

As of December 31, 2014 and 2015, 91,864 million pesos and 116,695 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2014 and 2015 is as follows:

	12/31/2014		12/31/2015
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Interest Rate Swaps	2,050	13	2,050	21
Cross-Currency Swaps	32,917	3,748	28,331	7,961
Foreign Currency Forwards	24,919	947	13,376	4,138

Fair value:
Interest Rate Swaps	4,998	32	734	1
Cross-Currency Swaps	-	-
	64,884	4,740	44,491	12,121
Total Assets	2,245,844	97,164	2,749,442	128,902

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2014 and 2015 is as follows:

	12/31/2014		12/31/2015
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	718	11	86	-
Interest Rate Futures	177,784	550	101,915	343
Market Index Futures	1,595	30	6,334	81
Equity Futures	2	-	-	-

Forwards:
Foreign Currency Forwards	149,949	9,881	129,408	6,158
Foreign Exchange Spot	-	50	55,462	271
Interest Rate Forwards			20	-
Market Index Forwards	12,195	395	8,347	163

Options:
Foreign Currency Options	53,611	1,391	15,361	452
Interest Rate Options	187,366	3,333	128,454	1,461
Market Index Options	317,886	1,010	111,180	1,163
Equity Options	2,682	128	500	30

Swaps:
Interest Rate Swaps	1,574,784	33,687	2,064,378	34,165
Cross-Currency Swaps	336,462	44,376	364,774	80,278
	2,815,034	94,842	2,986,219	124,565

As of December 31, 2014 and 2015, 93,631 million pesos and 123,780 million pesos (liabilities), respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2014 and 2015 is as follows:

	12/31/2014		12/31/2015
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow:
Cross-Currency Swaps	7,517	720	13,806	2,188
Foreign Currency Forwards	26,754	1,954	24,546	5,660

Fair value:
Interest Rate Swaps	2,565	52	5,545	79
Cross-Currency Swaps	7,320	1,677	6,291	1,641
	44,156	4,403	50,188	9,568
Total Liabilities	2,859,190	99,245	3,036,407	134,133

As of December 31, 2014 and 2015, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2014	12/31/2015

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	1,468	1,465
Chicago Mercantile Exchange	Cash	893	115
Foreign Financial Institutions	Cash	-	311
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	439	52
		2,800	1,943

Deposits of collateral cover positions operated on the MexDer such as interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index, US Dollar futures, listed option futures and also positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options.

The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2014 and 2015 are as follows:

		12/31/2014	12/31/2015

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	4,901	7,645
Foreign financial institutions	Cash	15,857	22,578
		20,758	30,223
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	453	770
		453	770

The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2014 and 2015 are as follows:

		12/31/2014	12/31/2015

Customer deposits:
Of which (Note 20):
Mexican financial institutions	Cash	2,076	4,571
Foreign financial institutions	Cash	3,957	9,704
		6,033	14,275

		12/31/2014	12/31/2015

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	4,215	7,276
Foreign financial institutions	Bonds	668	-
		4,883	7,276

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

The nominal and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Group basically to hedge interest rates, underlying asset prices or foreign currency risk. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated statements of income and increase or offset, as appropriate, of the gains or losses on the investments hedged (see Note 13).

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

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

As of December 31, 2014 and 2015, the cumulative net credit risk exposure of the Group was 330,543 million pesos and 411,215 million pesos, respectively.

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

SAM Asset Management

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

The sales price for 100% of the shares of SAM Asset Management held by the Group was 3,179 million pesos, which generated an after-tax profit of 1,944 million pesos. This amount was recorded by the Group in December 2013 once this sale had been concluded pursuant to contractual clauses; the resulting effects were subsequently recognized in the consolidated income statement as Profit from discontinued operations (net).

Under the terms of the contract, the Group has signed exclusive long-term distribution contracts so the Bank and Casa de Bolsa Santander, S.A. de C.V., would continue to offer mutual funds managed by SAM Asset Management following the divestiture. Under this contract, the Group will receive an income from commission for distribution of funds.

For 2012 and 2013, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

b)	Profit or loss and net cash flows from discontinued operations of SAM Asset Management

The breakdown of the profit or loss from discontinued operations is set forth below.

The comparative figures were presented in order to include the operations classified as discontinued.

2013

Fee and commission income	1,706
Fee and commission expenses	(1,293)
Gains/(losses) on financial assets and liabilities	19
Other operating income (net)	(42)
Total income	390
Administrative expenses:	(121)
Personnel expenses	(83)
Other general administrative expenses	(38)
Depreciation and amortization	(23)
Operating profit before tax (Note 26)	246
Income tax (Note 26)	(74)
172
Gain on disposal of operation	2,790
Income tax	(846)
Profit from discontinued operations (net) (*)	2,116
(*)	Profit from discontinued operations of year 2013 presented in the consolidated income statement includes an adjustment to the sales price of 178 million pesos, net of income tax, derived from the review of the methodology used by Seguros Santander, S.A. to calculate the technical reserves.

The following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

12/31/2013

Cash flows from operating activities	126
Cash flows from investing activities	(5)
Cash flows from financing activities	(121)

34.	Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the rectifications of interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2013, 2014 and 2015 is as follows:

	2013	2014	2015

Cash and balances with the Central Bank	1,264	1,061	1,102
Loans and advances to credit institutions	3,019	2,913	2,065
Loans and advances to customers	41,455	44,501	50,227
Debt instruments	8,821	9,095	10,524
Hedging derivatives	735	277	237
Other interest income	92	69	49
	55,386	57,916	64,204

35.	Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the rectifications of cost as a result of hedge accounting; and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2013, 2014 and 2015 is as follows:

	2013	2014	2015

Deposits from credit institutions	2,649	4,183	6,001
Customer deposits	11,265	9,168	8,954
Marketable debt securities	1,994	1,837	1,893
Subordinated liabilities	11	1,051	1,259
Hedging derivatives	320	735	466
Other interest expenses	3,300	3,331	2,605
	19,539	20,305	21,178

36.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Income from equity instruments is as follows:

	2013	2014	2015

Equity instruments classified as:
Financial assets held for trading	176	67	51
Of which:
NAFTRAC (ETF)	29	15	14
América Móvil, S.A.B, de C.V.	4	5	2
Grupo México, S.A.B. de C.V.	7	4	2
Industrias Peñoles, S.A.B. de C.V.	3	-	-
Wal-Mart de México, S.A.B. de C.V.	26	13	6
Kimberly-Clark de México, S.A.B. de C.V.	2	1	-
Fomento Económico Mexicano, S.A.B. de C.V.	8	-	1
Grupo Modelo, S.A.B. de C.V.	5	-	-
Others	92	29	26

Available-for-sale financial assets	69	86	66
Of which:
Controladora Prosa, S.A. de C.V.	-	12	-
Trans Unión de México, S.A.	57	56	51
Others	12	18	15
	245	153	117

37.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2013	2014	2015

Collection and payment services:
Service charges on deposit accounts	746	816	896
Credit and debit cards	4,061	4,378	4,687
Checks and others	323	302	257
	5,130	5,496	5,840
Marketing of nonbanking
financial products:
Investment funds management	1,299	1,369	1,363
Capital markets and securities activities	393	333	290
Collection and payment services	1,596	1,830	2,114
Insurance	3,438	3,896	4,104
Financial advisory services	1,450	1,505	1,581
	8,176	8,933	9,452
Securities services:
Administration and custody	396	436	487
	396	436	487
Other:
Foreign currency transactions	569	701	866
Other fees and commissions	795	980	1,111
	1,364	1,681	1,977
	15,066	16,546	17,756

38.	Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Group in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2013	2014	2015

Credit and debit cards	964	1,451	1,895
Checks and others	33	33	23
Collections and transactional services	164	178	123
Fund management	50	73	25
Capital markets and securities activities	125	110	136
Financial advisory services	98	62	46
Other fees and commissions	788	1,266	1,425
	2,222	3,173	3,673

39.	Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2013	2014	2015

Financial instruments held for trading	3,269	2,467	2,390
Of which:
Debt instruments	(624)	674	521
Equity instruments	(265)	(96)	45
Derivatives	4,158	2,031	1,917
Others	-	(142)	(93)
Recognized profit from sale of financial instruments available-for-sale	7	155	177
Hedging derivatives	5	(3)	(78)
Of which:
Fair value hedge – hedged items (Note 13)	(131)	65	(105)
Fair value hedge – hedging derivative instruments (Note 13)	119	(71)	23
Cash flow hedge inefficiency (Note 13)	17	3	4
	3,281	2,619	2,489

40.	Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

41. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2013	2014	2015

Other operating income:
Other operating income	787	487	457
	787	487	457
Other operating expenses:
IPAB fund contribution	(1,544)	(1,887)	(2,238)
Other operating expenses	(534)	(592)	(773)
	(2,078)	(2,479)	(3,011)

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

42.	Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2013	2014	2015

Wages and salaries	4,690	5,181	5,425
Social security costs	741	845	932
Service expense related to defined
contribution pension plan (Note 24)	239	259	284
Service expense related to defined
benefit pension plan (Note 24)	201	170	189
Share-based payments	269	286	237
Other staff costs	1,023	1,158	1,596
Bonus and benefits granted to employees	2,098	2,078	2,370
	9,261	9,977	11,033

b)	Global Program – Performance Shares Plan

Banco Santander (Spain) has one long-term share-based variable compensation plan linked to the market price of its own shares (the Global Program). Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executive officers and other executives of Banco Santander (Spain) and its affiliate companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

This multi-annual share-settled incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive officers and other members of management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain). The plan involves six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for three years each (Plan I-10 to Plan I-14).

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

The Group's Board of Directors approved in October 2012 a share-based equity-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan is paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012.

Under this plan, eligible executive officers will receive a cash incentive that must be used irrevocably to acquire shares of the Group at a price of 31.25 pesos per share.

The incentive is linked to the achievement each year of two independent objectives related with increase in the stock price and performance of the stock price against the IPC. If the objectives are fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective will determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible executive officers who continue as active officers of the Group at the time that each of the three plan payments is due.

The fair value of the plan is calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers is 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2013, 2014 and 2015, the Group recognized in the consolidated income statement an amount that of 138 million pesos, 159 million pesos and 63 million pesos, respectively, as services rendered by the eligible executive officers.

During September 2013 and 2014, the objectives of this performance share plan were achieved at 100% and 97%, respectively, so the first and second payments of the cash incentive were proportionally made to the eligible executive officers.

d)	Corporate performance shares plan

During the Shareholders’ Meeting of Banco Santander (Spain) on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executives (known as the “identified staff”) in each country.

The plan is denominated “Corporate performance shares plan 2014” and provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting of Banco Santander (Spain). This multiannual performance plan is payable in shares of the Group with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary will be established in early 2015 depending on Banco Santander (Spain)’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage (0% to 100%) of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) based on Banco Santander (Spain)’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions.

As of December 31, 2015, the Group recognized 8 million pesos in the consolidated income statement with respect to this plan.

e)	Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), approved in 2011, a portion of the annual variable remuneration or bonus for a certain group of executive officers (known as the “supervised group” or “identified staff” from 2014) is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares of Banco Santander (Spain), equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

From year 2013, the deferred and non-deferred portion payable in shares is paid in shares of the Group instead of shares of Banco Santander (Spain).

In 2013, 2014 and 2015, the Group recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled for an amount of 93, 117 and 166 million pesos, respectively.

The bonus of the beneficiaries for financial year 2015 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate payment percentage	Deferred percentage	Deferred period

Executive directors and members of the identified staff whose total variable remuneration is ≥ 2.6	40%	60%	5 years
Country heads and other executives members of the identified staff whose total variable remuneration is ≥ 1.7 (< 2.6)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial year 2015 will be paid as follows:

•	Each beneficiary will receive in 2016, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

•	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2017, 2018 and 2019 and, if applicable, 2020 and 2021 (the “Anniversaries”), provided that the conditions described below are met.

•	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in Santander shares.

•	The beneficiaries receiving Santander shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period before each delivery as a consequence of actions taken in 2015:

•	Poor financial performance of the Group;

•	Violation by the beneficiary of internal regulations, particularly those relating to risks;

•	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, shall determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

On the occasion of each delivery of shares and cash, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the bonus, in both cases from the initial date through the corresponding date of payment of the shares and cash.

43.	Other general administrative expenses

a)	Breakdown

The breakdown of Other general administrative expenses is as follows:

	2013	2014	2015

Maintenance, conservation and repair	944	1,134	979
Technology and systems	2,232	2,441	2,425
Stationery and supplies	198	201	216
Advertising and communications	705	653	722
Rents	1,456	1,622	1,843
Administrative services	447	404	486
Taxes other than income tax	1,169	1,128	1,288
Surveillance and cash courier services	605	589	611
Insurance premiums	41	42	70
Travel costs	282	302	304
Other administrative expenses	1,290	1,404	1,355
	9,369	9,920	10,299

b)	Other information

The fees for audit and tax services to the audit of financial statements are as follows:

	2013	2014	2015

Audit fees and audit-related fees (*)	87	57	68
Tax fees	-	-	2
	87	57	70

(*) The audit-related fees amounted to 16 million pesos in 2013 and 2 million pesos in 2015.

44.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2013	2014	2015

Gains:
On disposal of tangible assets	31	8	7

	31	8	7

45.	Other disclosures

a)	Remaining maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2014, is as follows:

	12/31/2014
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	15,927	24	-	-	-	-	35,872	51,823	3.00%
Financial assets held for trading
Debt instruments	-	3,942	602	13,815	19,844	50,042	22,542	110,787	3.40%
Equity instruments	5,160	-	-					5,160	-
Trading derivatives	226	2,446	4,496	10,876	21,239	18,391	34,750	92,424	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Reverse repurchase Agreements	-	27,379	-	-	-	-	-	27,379	3.05%
Loans and advances to customers –Reverse repurchase agreements	4,493	-	-	-	-	-	-	4,493	3.22%
Available-for-sale financial assets -
Debt instruments	-	-	502	2,823	45,208	9,491	25,005	83,029	2.80%
Equity instruments	-	-	-	-	-	-	99	99
Loans and receivables -
Loans and advances to credit
Institutions	-	67,209	-	-	-	-	98	67,307	3.12%
Loans and advances to customers	15,689	35,220	41,457	98,820	124,484	40,506	101,079	457,255	10.21%
Debt instruments	-	-	-	-	3,233	-	2,602	5,835	2.74%
Hedging derivatives	-	-	33	26	933	2,120	1,628	4,740
	41,495	136,220	47,090	126,360	214,941	120,550	223,675	910,331
Liabilities:
Financial liabilities held for trading -
Trading derivatives	515	4,772	5,911	8,178	21,790	18,798	34,878	94,842
Short positions	-	41,379	182	392	-	-	10	41,963	2.90%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	5,006	-	-	-	-	-	5,006	3.25%
Deposits from credit institutions	-	27,221	-	1,525	-	-	-	28,746	3.12%
Customer deposits	-	68,868	858	-	-	-	-	69,726	2.29%
Marketable debt securities	-	-	-	61	4,648	597	-	5,306
Financial liabilities at amortized cost -
Deposits from the Central Bank
Deposits from credit institutions	4,204	6,797	19,348	229	2,182	10,543	5,023	48,326	2.19%
Customer deposits	294,063	117,228	22,969	3,891	1,548	1,311	3,892	444,902	1.40%
Marketable debt securities	-	20,488	2,067	9,726	4,100	988	16,402	53,771	3.41%
Subordinated liabilities	-	475	-	-	-	-	18,971	19,446	5.95%
Other financial liabilities	1,284	10,125	884	122	265	-	-	12,680
Hedging derivatives	42	68	-	45	2,105	261	1,882	4,403
	300,108	302,427	52,219	24,169	36,638	32,498	81,058	829,117
Difference (assets less liabilities)	(258,613)	(166,207)	(5,129)	102,191	178,303	88,052	142,617	81,214

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2015, is as follows:

	12/31/2015
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	23,040	876	-	-	-	-	35,872	59,788	3.07%
Financial assets held for trading
Debt instruments	-	5,953	7,790	28,565	107,112	48,993	10,745	209,158	4.05%
Equity instruments	2,178	-	-	-	-	-	-	2,178
Trading derivatives	697	1,911	5,928	9,475	29,366	12,177	57,227	116,781
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions – Reverse repurchase Agreements	-	735	-	-	-	-	-	735	3.13%
Loans and advances to customers –Reverse repurchase agreements	-	26,623	-	-	-	-	-	26,623	3.36%
Available-for-sale financial assets -
Debt instruments	-	21,776	-	1,293	53,127	12,904	24,425	113,525	5.38%
Equity instruments	-	-	-	-	-	-	95	95
Loans and receivables -
Loans and advances to credit
Institutions	-	57,502	-	-	-	-	97	57,599	3.06%
Loans and advances to customers	12,493	29,195	57,220	110,742	146,712	60,780	118,135	535,277	9.91%
Debt instruments	-	-	-	2,462	870	-	2,679	6,011	3.05%
Hedging derivatives	-	-	-	173	3,987	5,087	2,874	12,121
	38,408	144,571	70,938	152,710	341,174	139,941	252,149	1,139,891
Liabilities:
Financial liabilities held for trading -
Trading derivatives	1,212	2,722	5,189	12,394	29,376	14,359	59,313	124,565
Short positions	-	48,857	100	597	135	-	322	50,011	3.12%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	145,008	151	-	-	-	-	145,159	3.24%
Deposits from credit institutions	-	325	-	-	-	-	-	325	2.84%
Customer deposits	-	45,828	255	-	-	-	-	46,083	2.32%
Customer deposits-Certificates of deposit	-	-	-	639	-	-	-	639
Marketable debt securities	-	-	-	596	9,708	2,145	174	12,623
Financial liabilities at amortized cost -
Deposits from the Central Bank
Deposits from credit institutions	3,933	13,660	17,586	91	9,535	4,535	5,009	54,349	2.11%
Customer deposits	347,778	107,255	24,456	6,900	2,231	1,924	2,747	493,291	1.51%
Marketable debt securities	-	25,911	6,014	20,045	3,988	-	18,868	74,826	3.57%
Subordinated liabilities	-	556	-	-	-	-	22,232	22,788	5.95%
Other financial liabilities	-	11,940	1,244	723	25	-	-	13,932
Hedging derivatives	2,662	481	252	420	2,518	705	2,530	9,568
	355,585	402,543	55,247	42,405	57,516	23,668	111,195	1,048,159
Difference (assets less liabilities)	(317,177)	(257,972)	15,691	110,305	283,658	116,273	140,954	91,732

b)	Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2014		12/31/2015
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	993	-	1,636	-
Debt instruments (Note 9)	29,006	-	38,523	-
Equity instruments (Note 10)	850	-	26	-
Loans and advances to credit institutions (Note 8)	35,436	-	35,000	-
Loans and advances to customers	77,963	-	86,727	-
Other assets	581	-	529	-
Marketable debt securities (Note 21)	-	18,897	-	18,690
Subordinated liabilities	-	19,507	-	22,842
Derivatives	-	31,535	-	20,856
Deposits from credit institutions (Note 19)	-	25,970	-	29,757
Customer deposits (Note 20)	-	47,462	-	65,860
Other financial liabilities	-	881	-	742
Provisions	-	2	-	-
Other liabilities	-	1,540	-	718

c)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

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

As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total fair values	Total carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	35,896	-	-	35,896	35,896
Loans and advances to credit institutions (Note 8)	20,931	11,098	35,276	67,305	67,307
Loans and advances to customers (Note 12)	2,243	-	491,930	494,173	457,255
Debt instruments (unlisted) (Note 9)	-	-	5,835	5,835	5,835

As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total fair values	Total carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	36,748	-	-	36,748	36,748
Loans and advances to credit institutions (Note 8)	30,534	-	27,066	57,600	57,599
Loans and advances to customers (Note 12)	1,609	-	575,461	577,070	535,277
Debt instruments (unlisted) (Note 9)	-	-	6,011	6,011	6,011

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

As of December 31, 2014

Liabilities	Level 1	Level 2	Level 3	Total fair values	Total carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	44,544	3,785	48,329	48,326
Customer deposits (Note 20)	6,088	426,144	-	432,232	444,902
Marketable debt securities (Note 21)	14,634	39,855	-	54,489	53,771
Subordinated liabilities (Note 22)	20,218	-	-	20,218	19,446
Other financial liabilities (Note 23)	12,680	-	-	12,680	12,680

As of December 31, 2015

Liabilities	Level 1	Level 2	Level 3	Total fair values	Total carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	52,552	1,609	54,161	54,349
Customer deposits (Note 20)	14,304	480,062	-	494,366	493,291
Marketable debt securities (Note 21)	18,459	56,641	-	75,100	74,826
Subordinated liabilities (Note 22)	22,984	-	-	22,984	22,788
Other financial liabilities (Note 23)	13,932	-	-	13,932	13,932

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-	Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given that, because they are mainly composed by the compulsory deposit required by the Central Bank.

-	Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-	Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-	Remaining loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the portfolio for the allowance of future flows and current portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-	Financial liabilities at amortized cost: Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no material differences.

-	Remaining financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

d)	Significant restrictions

See Note 49.c for significant restrictions on the ability to access or use the assets and settle the liabilities of the Group as of December 31, 2015.

e)	Restriction on accumulated reserves distribution

As of December 31, 2014 and 2015, the Group did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (10,022 million pesos in legal reserve that include 386 million pesos in legal reserve of the Group on an individual basis as of December 31, 2014 and 10,488 million pesos in legal reserve that include 386 million pesos in legal reserve of the Group on an individual basis as of December 31, 2015), the differences between the selling price of treasury shares and the cost of acquisition thereof, the remeasurement of defined benefit obligation and the recognition effects of share-based payments. In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

46.	Operating segments

The Group has three operating segments, as described below:

-	Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually accounted for 10% or more of the Group’s interest and similar income for 2013, 2014 and 2015.

The Group does not carry out significant operations outside Mexico and does not have any individual customers that account for 10% or more of the Group’s interest and similar income.

The 2013 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2013	Banking	Banking	Activities	Total

Net interest income	29,767	3,471	2,609	35,847
Income from equity instruments	-	147	98	245
Net fee and commission income	10,969	1,962	(87)	12,844
Gains/(losses) on financial assets and liabilities and exchange differences (net)	756	2,431	94	3,281
Other operating income/(expenses)	(1,160)	(561)	430	(1,291)
Total income	40,332	7,450	3,144	50,926
Administrative expenses	(16,802)	(1,612)	(216)	(18,630)
Depreciation and amortization	(1,488)	(130)	(2)	(1,620)
Impairment losses on financial assets (net)	(12,885)	(1,992)	(28)	(14,905)
Impairment losses on other assets (net)	-	-	(22)	(22)
Provisions (net)	(455)	-	(296)	(751)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	31	31
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	(16)	(16)
Operating profit before tax	8,702	3,716	2,595	15,013

		Global
	Retail	Corporate	Corporate
2013	Banking	Banking	Activities	Total

Income tax				(2,670)
Profit from continuing operations				12,343
Profit from discontinued operations (net)				1,938
Profit for the year				14,281
Profit attributable to the Parent				14,279
Profit attributable to non-controlling interest				2
Total assets	340,224	399,945	117,649	857,818
Total liabilities	380,766	240,253	144,281	765,300

The 2014 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2014	Banking	Banking	Activities	Total

Net interest income	33,316	3,971	324	37,611
Income from equity instruments	-	53	100	153
Net fee and commission income	11,658	1,798	(83)	13,373
Gains/(losses) on financial assets and liabilities and exchange differences (net)	697	1,578	333	2,608
Other operating income/(expenses)	(1,680)	(441)	129	(1,992)
Total income	43,991	6,959	803	51,753
Administrative expenses	(17,914)	(1,785)	(198)	(19,897)
Depreciation and amortization	(1,551)	(130)	(1)	(1,682)
Impairment losses on financial assets (net)	(12,314)	(818)	-	(13,132)
Impairment losses on other assets (net)	-	-	(48)	(48)
Provisions (net)	58	-	(215)	(157)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	8	8
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	(15)	(15)
Operating profit before tax	12,270	4,226	334	16,830
Income tax				(3,541)
Profit from continuing operations				13,289
Profit from discontinued operations (net)				-
Profit for the year				13,289
Profit attributable to the Parent				13,288
Profit attributable to non-controlling interest				1
Total assets	394,105	400,577	155,301	949,983
Total liabilities	385,119	315,309	147,268	847,696

The 2015 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2015	Banking	Banking	Activities	Total

Net interest income	37,515	4,081	1,430	43,026
Income from equity instruments	-	37	80	117
Net fee and commission income	12,056	2,034	(7)	14,083
Gains/(losses) on financial assets and liabilities and exchange differences (net)	866	1,095	534	2,495
Other operating income/(expenses)	(2,101)	(466)	13	(2,554)
Total income	48,336	6,781	2,050	57,167
Administrative expenses	(18,922)	(2,149)	(261)	(21,332)
Depreciation and amortization	(1,760)	(94)	(10)	(1,864)
Impairment losses on financial assets (net)	(15,081)	(960)	-	(16,041)
Impairment losses on other assets (net)	-	-	-	-
Provisions (net)	265	-	5	270
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	7	7
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	91	91
Operating profit before tax	12,838	3,578	1,882	18,298
Income tax				(4,294)
Profit from continuing operations				14,004
Profit from discontinued operations (net)				-
Profit for the year				14,004
Profit attributable to the Parent				14,003
Profit attributable to non-controlling interest				1
Total assets	473,402	524,120	178,513	1,176,035
Total liabilities	403,929	412,336	250,110	1,066,375

47.	Related-party transactions

Transactions with related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Group’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

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

The Information related to Directors, executive officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2014		12/31/2015
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	2,341	-	4,800	-
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	1,245	-	125
Produban Servicios Informáticos Generales, S.L.	-	1,413	-	1,395
Grupo Konectanet México, S.A. de C.V.	-	15	-	15
Banco Santander Rio, S.A.	-	23	-	-
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	27,256	-	38,304	-
Banco Santander (Brasil), S.A.	-	-	-	169
Abbey National Treasury Services plc.	-	828	-	1,668
Other	-	5	-	5
Other assets -
Of which -
Banco Santander, S.A. (Spain)	1,226	-	303	-
Zurich Santander Seguros México, S.A.	-	747	-	824
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	122	-	144
Other	-	88	-	13

	12/31/2014		12/31/2015
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	28,340	-	37,214	-
Abbey National Treasury Services plc.	-	426	-	671
Other	-	21	-	46
Other financial liabilities at fair value through profit or loss -
Deposits from credit institutions – Repurchase agreements
Of which-
Banco Santander, S.A. (Spain)	1,525	-
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	249	-	222	-
Banco Santander International	-	347
Zurich Santander Seguros México, S.A.	-	425
Abbey National Treasury Services plc.	-	419
Santander Capital Structuring, S.A. de C.V.	-	-	-	217
Other	-	77	-	57
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	14,630	-	18,440	-
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	-	-	1,346	-
Abbey National Treasury Services plc.	-	-	-	1,005
Isban México, S.A. de C.V.	-	837	-	856
Santander Global Facilities, S.A. de C.V.	-	-	-	322
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	180
Produban Servicios Informáticos Generales, S.L.	-	119	-	101
Santander Capital Structuring, S.A. de C.V.	-	117	-	-
Promociones y Servicios Santiago, S.A. de C.V.	-	1,790	-	-
Promociones y Servicios Monterrey, S.A. de C.V.	-	134	-	-
Other		82	-	85
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	727	-	850	-
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	709	-	6,684	-
Other	-	-	-	15
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,387	-	728	-
Produban Servicios Informáticos Generales, S.L.	-	-	-	300
Isban México, S.A. de C.V.	-	-	-	128
Other	-	38	-	52

	2013		2014		2015
	Parent	Santander Group Companies	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	4	-	4	-	5	-
Produban Servicios Informáticos Generales, S.L.	-	35	-	38	-	45
Santander Capital Structuring, S.A. de C.V.	-	79	-	83	-	22
Other	-	3	-	1	-	1
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	24	-	832		1,026	-
Isban México, S.A. de C.V.	-	17	-	16	-	12
Other	-	14	-	9	-	10
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	-	-	-	-	171	-
Santander Investment Securities Inc.	-	10	-	8	-	7
Zurich Santander Seguros México, S.A.	-	3,372	-	3,739	-	3,929
Santander Capital Structuring, S.A. de C.V.	-	30	-	38	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	1,310	-	1,353	-	1,363
Other	-	6	-	9	-	4
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	-	-	-	-	1	-
Santander Global Facilities, S.A. de C.V.	-	-	-	-	-	131
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	92
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Santander Benelux, S.A., N.V.	-	900	-	(233)	-	-
Banco Santander, S.A. (Spain)	(482)	-	(1,641)	-	813	-
Abbey National Treasury Services plc.	-	72	-	117	-	622
Other	-	53	-	13	-	(194)
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	-	-	-	-	-	62
Other	-	-	-	-	-	12
Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	1,382	-	1,546	-	1,377
Isban México, S.A. de C.V.	-	-	-	125	-	92
Santander Global Facilities, S.A. de C.V.	-	166	-	159	-	259
Ingeniería de Software Bancario, S.L.	-	-	-	106	-	110
Geoban, S.A.	-	-	-	79	-	76
Aquanima México, S. de R.L. de C.V.	-	43	-	45	-	47
Other	-	354	-	79	-	131

48.	Risk management

1. Corporate risk management, appetite principles and control environment

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk functions with respect to the business. The head of the Group’s risk division reports directly to the Chief Executive Officer. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, credit segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and for the risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Corporate control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk and all businesses).

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

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

1.2 Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management business units, supported, inter alia, by the following levers:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by the Group’s comprehensive risk management committee or Comité de Administración Integral de Riesgos (“CAIR).

•	The Group has action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture.

•	Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by a strategic business plan for most of the Group’s portfolios, rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties). There are also limits on operational risk.

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed, the remuneration and incentives policy - which always include performance-based variables that take into account risk quality and the Group’s long-term results - employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

o	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

o	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

o	Liquidity and funding risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

o	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks

o	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

o	Conduct risk: the risk caused by inappropriate practices in the Group's dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

o	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

o	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

o	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

o	Strategic risk: the risk that results diverge significantly from the Group's strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

1.4 Risk appetite and limits structure

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between both.

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

Every quarter the comprehensive risk management committee of the Group checks compliance with the risk appetite.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group's risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium to low risk profile based on a business model focusing on retail banking significant market shares, and a global corporate banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	An independent risk function with highly active involvement of management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in an interrelated way through a robust corporate risk control and monitoring environment with responsibilities: all risks and all businesses.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Group to maintain a risk profile compatible with the established risk appetite.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees, executives and executive officers are in line with the corporate risk appetite framework and that the incentives are consistent with the Group's long-term earnings performance.

Corporate risk appetite principles

The Group's risk appetite is governed by the following principles:

•	Responsibility of the Board of Directors and of executive officers. The Board of Directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group's risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various business units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that the Group is willing to assume. Compliance with risk appetite limits is subject to ongoing monitoring.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group's exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group's management wishes to adopt or maintain in developing its business model.

•	The volatility in the consolidated income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers as reasonable to assume.

•	Qualitative aspects and complementary metrics.

1.5 Principles of risk governance

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and also guarantee that risks are managed in accordance with the risk appetite level defined by the Board of Directors.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the comprehensive risk management committee.

•	Maintenance of a simple comprehensive risk management committee.

1.6 Lines of defense

The Group follows a risk management and control model based on three lines of defense.

The business functions or activities that take or generate risk exposure comprise the first line of defense against it. The assumption or generation of risks in the first line of defense must comply with the defined risk appetite and limits. In order to perform its function, the first line of defense must have available the means to identify, measure, handle and report the risks assumed.

The second line of defense comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separated and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the Board of Directors and/or its committees, through their presiding executive officers.

1.7 Control environment

The risk management model has a control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group's business units and for each type of risk in order to ensure that the Group's exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators.

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate consolidation of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

2. Corporate governance of the risk function

The comprehensive risk management committee is responsible for proposing the Group’s risk policy for approval by the Board of Directors within its governing and supervisory powers. Furthermore, the comprehensive risk management committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The responsibilities assigned to the comprehensive risk management committee are essentially as follows:

•	To propose to the Board of Directors, the Group’s risk policy, which will identify, in particular:

-	The various types of risk (financial, operational, technological, legal and reputational, inter alia) the Group faces;

-	The information and internal control systems to be used to control and manage these risks;

-	The level of risk deemed acceptable by the Group;

-	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors and types of risk.

•	To authorize the management tools and risk models and ascertains the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

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

The risk unit is divided into three blocks:

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

4. Clusters of risk

The Group's management considers that there are clusters of risk that affect its business and, therefore, the risks arising from it. These clusters and the actions adopted to mitigate them are as follows:

•	Macroeconomic environment: at times of crisis it is particularly important to pay attention to the volatility of the macroeconomic environment. Diversification protects the Group's results by minimizing the impact of volatility, and it enables the Group to maintain a medium-low risk profile. In addition, the Group uses scenario analysis techniques to ensure that its risk profile is maintained within the established risk appetite and that the consolidated balance sheet is resistant to potential adverse macroeconomic scenarios. These analysis are regularly submitted to management, and they include the potential impact on the consolidated income statement of the effect of the scenarios on margins, credit risk and counterparty risk losses and the trading portfolio. The analysis also considers the impact of adverse scenarios on the Group's liquidity position.

•	Regulatory change: as a response to the financial crisis in recent years, the regulators and competent authorities in banking matters are designing a series of measures intended to avoid and/or mitigate future crises. Compliance with these measures by financial institutions is having an impact on various areas: capital requirements, liquidity, transparency, etc.

•	The constant monitoring of the changes in the regulatory framework and the anticipation of these changes to enable the Group to adapt swiftly to the new requirements constitute the basic pillars of the approach to these matters.

•	Reputational and conduct risk: in order to mitigate the impact of these risks, in recent years the Group has substantially reinforced its control of all matters relating to product marketing (including follow-up) and customer relations. This is currently the focus of considerable attention by both the regulators and public opinion, not only in relation to investment products but also to banking products and financial services in general.

5. Credit Risk

5.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Global Corporate Banking - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with more than 72% of its total risk exposure being generated by its commercial banking business.

5.2 Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f.

5.2.1 Credit risk map – 2014 and 2015

The following table shows the Group’s maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2014 and 2015, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

			Change, December 31, 2015 vs. December 31, 2014
Credit Risk Exposure to Customers	12/31/2014	12/31/2015	Millions of Pesos	%

Payroll loans	16,662	23,110	6,448	38.70%
Personal loans	17,298	21,131	3,833	22.16%
Credit cards	42,104	47,775	5,671	13.47%
Mortgages	108,184	122,918	14,734	13.62%
SMEs	51,835	63,499	11,664	22.50%
Middle-market corporations	105,552	129,158	23,606	22.36%
Institutions	22,776	45,347	22,571	99.10%
Global corporate clients	112,013	127,186	15,173	13.55%
Guarantees and documentary credits	30,779	40,874	10,095	32.80%
Other	522	525	3	0.57%
	507,725	621,523	113,798	22.41%

For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding impairment losses.

The maximum exposure to credit risk on financial guarantees is the maximum for which the Group would be liable if these guarantees were called in.

5.2.2 Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the probability of default (PD).

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of exposure at default that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, the loss identification period or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination is used in the calculation of the incurred loss or expected loss. This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

Regarding portfolios for which limited internal default experience information exists, such as banks, sovereign risk or global corporate banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

For all other portfolios, parameter estimates are based on the Group internal experience. The PD is calculated by observing the cases of new arrears in relation to the non-default population in a previous observation point.

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

5.3. Credit risk from other standpoints

5.3.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group's customers.

Counterparty credit risk is defined as the risk that the counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method for certain products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e., the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

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

The Board of Directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the comprehensive risk management committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Group is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2014 and 2015, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)	As of December 31, 2014, loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 34,430 million pesos and represent 44.89% of the Bank’s Basic Capital.

c)	As of December 31, 2015, loans granted to the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 36,121 million pesos and represent 44.97% of the Bank’s Basic Capital.

5.3.3 Sovereign risk and exposure to other public sector entities

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the Central Bank (including the compulsory deposits), the issuer risk of Mexican Government (federal government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

Sovereign risk exposure arises mainly from the Group’s obligations to maintain certain deposits in the Central Bank, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majorities of these exposures are taken in pesos and are financed through repurchase agreements or customer deposits, denominated, in pesos.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

5.3.4 Social and environmental risk

The Group considers social and environmental issues to be key to the risk analysis and decision-making processes in its financing transactions. It has implemented processes to identify, analyze and assess risk in the credit transactions that are subject to the Group’s policies, which are based on the Equator Principles, an initiative in which the Group has participated since 2009. In accordance with these principles, an analysis is performed of the social and environmental risk of Project Finance transactions and corporate loans granted for known purposes (bridge loans that are intended to be refinanced through Project Finance, and corporate loans for the construction or extension of a particular project).

5.4 Credit risk cycle

The credit risk management process consists of identifying, measuring, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, management and the risk unit.

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

5.4.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Rating tools are applied to the sovereign risk, financial institution and global corporate banking segments. These tools assign a rating to each customer, which is derived from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

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

5.4.2 Planning

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio level.

Risk limit planning is instrumented through a commercial strategic plan, thus ensuring the coordination of the strategic business plan, the risk-appetite-based lending policy and the resources required to implement it.

Approval and monitoring is the responsibility of the comprehensive risk management committee.

The commercial strategic plan enables the map of all the Group's loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized and the capital held to cater for stress scenarios.

These analysis, which are performed for all the Group's significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios.

•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, allowance for impairment losses, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment and Group level in various scenarios and in comparison with previous years.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The scenario analysis enables management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized to cater for stress scenarios.

The process is completed with a package of controls and checks that ensure that the metrics and calculations are appropriate.

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (Gross domestic product or GDP, unemployment rate, housing prices, inflation, interest rates, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Group's economic research service unit using as a reference the data published by the main international organizations.

5.4.3. Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business areas and risk unit and approved by the comprehensive risk management committee, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

Also, an analysis is conducted at customer level in the global corporate banking and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

5.4.4 Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

Credit risk mitigation techniques

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g., real estate guarantees) while others apply to groups of transactions (e.g., netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

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

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

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

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of highly liquid instruments with certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by CNBV.

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the CNBV can be recognized for capital calculation purposes.

5.4.5 Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

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

For exposures to lower-revenue individuals, business and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

5.4.6 Measurement and control

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

Each control pillar can be analyzed in two ways:

•	Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans, expected loss and capital.

•	Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. In this connection, the Group’s risk division assesses the efficiency of the internal control of its activities on an annual basis.

5.4.7 Recovery management

Recovery is a significant function within the sphere of the Group's risk management. This function is performed by the recovery unit, which defines an integrated approach to recovery management.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied always taking into account the peculiarities required for the recovery activity, due either to the economic environment, to the business model or to a combination of both. The recovery unit is a business area involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

In fact, the actions taken by the recovery function commence even before the first missed payment, i.e., when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The different characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

Within the recovery function particular emphasis has been placed on using the mechanisms referred to above for early arrears management, considering the social and economic reality, and closely monitoring the production, inventory and performance of those areas. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer's ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through lieu in payment) of the property assets securing the transactions.

Restructured/refinanced portfolio

The term “restructured/refinanced portfolio” refers, for the purposes of the Group's risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty that might materially affect its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard the aforementioned transactions.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	It must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The transactions are classified using criteria which ensure that the customer's ability to pay is restored from the date of deterioration and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

This policy also sets out various criteria for determining the scope of transactions qualifying as deteriorated exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

The corporate policy requires the customer's ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be restructured/refinanced and the most appropriate way of doing so for each case:

•	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of installments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing installments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last installment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for restructuring/refinancing.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, allowing them to be treated in a differentiated way from other transactions, with paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of compliance of the projections prepared in the planning phase.

Once restructuring/refinancing measures have been adopted, transactions that have to remain classified as non-performing because at the date of restructuring/refinancing they do not meet the regulatory requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer's situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be nonperforming, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of restructuring/refinancing.

By contrast, if following arrangement of restructuring/refinancing there is no improvement in the customer's payment performance, the possibility of extending new restructuring/refinancing measures will be considered, with the application of more stringent classification/return-to-performing criteria, including the establishment of a longer period of uninterrupted payments before the transaction can return to performing status, which could last up to 36 months in certain circumstances. The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

For provisioning purposes the Group considers restructuring/refinancing transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive restructuring/refinancing measures.

Certain information regarding renegotiated loans is included in Note 12.e.

6. Market risk and structural risk

6.1 Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations.

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads and the volatility thereof - and from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are indexed to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include, among others, loans and receivables, securities, derivatives, deposits, marketable debt securities and subordinated liabilities denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly government bonds and interbank interest rates.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices and credit spreads. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and an exchange rate).

•	Market liquidity risk. The risk that the Group may not be able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects loans and receivables or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk is also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global corporate banking division.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions risks:

b.1) Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken by the Assets and Liabilities Committee (hereinafter, “ALCO”) and are implemented by the financial management area. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group's economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet, as well as of the different coupon calculation types (i.e., floating, fixed, indexed, etc.) for each item in the balance sheet.

•	Structural foreign currency risk: arises from the Group’s operations in foreign currencies.

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Structural liquidity risk: arises as a result of the maturity gaps of all the assets and liabilities on the balance sheet.

b.2) Pensions risk

•	Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover such obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

6.2 Risks and Results

6.2.1 Risks and results in 2013

Trading market risk

The average daily Total VaR of the Group's market trading operations in 2013 stood at 78 million pesos, lower than that for 2012 at 87 million pesos. In 2013, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2013. At the end of December 2013, VaR stood at 69 million pesos.

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

Structural balance sheet risks

Structural interest rate risk

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

6.2.2 Risks and results in 2014

Trading market risk

The average daily Total VaR of the Group's market trading operations in 2014 stood at 86 million pesos, higher than that for 2013 at 78 million pesos. In 2014, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2014. At the end of December 2014, VaR stood at 52 million pesos.

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

In 2014, there were no exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2013, there was one 99% Var exception. During 2014, there were three VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the medium- and long-term interest rates. During 2013, there were no 99% VaE breaks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2014.

Structural balance sheet risks

Structural interest rate risk

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

6.2.3 Risks and results in 2015

Trading

The average daily Total VaR of the Group's market trading operations in 2015 stood at 71 million pesos, lower than that for 2014 at 86 million pesos. In 2015, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2015. At the end of December 2015, VaR stood at 70 million pesos.

Average daily Total VaR decreased by 15 million pesos with respect to 2014. This decrement was concentrated in interest rate VaR, where the average daily decreased from 88 million pesos to 68 million pesos. The average daily equity VaR and exchange rate VaR fell from 18 million pesos to 17 million pesos, and 14 million pesos to 10 million pesos, respectively.

Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR during 2015 remained at levels below the limit of 192 million pesos. During the first and second semester of 2015, the average daily Total VaR was 71 million pesos. VaR stayed in levels between 52 million pesos and 105 million pesos in the second semester, as a result of interest rates increase expectation.

Calibration and test measures

Pursuant to the recommendations issued by the Basel Committee for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2015 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2015, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2014, there were no exception to 99% VaR. During 2015, there were five VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates. During 2014, there were three VaE breaks, due mainly to the changes in the medium- and long-term interest rates.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2015.

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

Structural balance sheet risks

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2015 under 1,247 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2015, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,389 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2015. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,554	47,337	-	1	10	37	36	9	54,124
Loans	603,402	287,578	50,898	42,918	24,782	75,456	35,830	93,113	(7,173)
Trade Finance		-	-	-	-	-	-	-	-
Intragroup	141	-	-	-	-	-	-	-	141
Securities	370,697	29,778	11,311	4,971	3,061	54,743	11,938	16,862	238,033
Permanent	5,321	-	_-	-	-	-	-	-	5,321
Other Balance Sheet Assets	56,198	-	-	-	-	-	-	-	56,198
Total Balance Sheet Assets	1,137,313	364,693	62,209	47,890	27,853	130,236	47,804	109,984	346,644
Money Market	(251,123)	(24,661)	(17,503)	-	-	0	-	-	(208,959)
Deposits	(467,936)	(213,996)	(7,887)	(1,951)	(22,852)	(221,250)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(162,331)	(57,480)	(395)	(737)	(1,801)	(7,890)	(26,924)	(27,078)	(40,026)
Equity	(98,607)	-	-	-	-	-	-	-	(98,607)
Other Balance Sheet Liabilities	(76,457)	-	-	-	-	-	-	-	(76,457)
Total Balance Sheet Liabilities	(1,056,972)	(296,137)	(25,785)	(2,688)	(24,653)	(229,140)	(26,924)	(27,078)	(424,567)
Total Balance Sheet Gap	80,341	68,556	36,424	45,202	3,200	(98,904)	20,880	82,906	(77,923)
Total Off-Balance Sheet Gap	(9,233)	14,184	(896)	(5,505)	(638)	(1,990)	1,797	(3,916)	(12,269)
Total Structural Gap		82,741	35,527	39,696	2,561	(100,894)	22,678	78,991	(90,194)
Accumulated Gap		82,741	118,268	157,965	160,526	59,632	82,310	161,301	71,107

Funding and liquidity risk

Liquidity Gap

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,555	75,574	-	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,012	88,055	148,435	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	141	-	-	-	-	-	-	-	141
Securities	355,731	323,950	-	1	1	6,031	-	-	25,748
Permanent	5,321	-	-	-	-	-	-	-	5,321
Other Balance Sheet Assets	56,198	-	-	-	-	-	-	-	56,198
Total Balance Sheet Assets	1,189,694	493,225	61,645	51,331	66,755	174,080	88,091	148,444	106,123
Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,539)	(1,348)	-	(1,380)
Deposits	(467,936)	(154,085)	(48,524)	(86)	(16,381)	(248,860)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,220)	(27,289)	-
Equity	(99,516)	-	-	-	-	-	-	-	(99,516)
Other Balance Sheet Liabilities	(76,457)	-	-	-	-	-	-	-	(76,457)
Total Balance Sheet Liabilities	(1,059,079)	(411,008)	(56,986)	(17,183)	(46,646)	(291,528)	(30,568)	(27,289)	(177,871)
Total Balance Sheet Gap	130,615	82,217	4,659	34,148	20,109	(117,448)	57,523	121,155	(71,748)
Total Off-Balance Sheet Gap	(5,397)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)
Total Structural Gap		83,183	5,110	33,696	18,786	(118,072)	59,669	117,176	(74,331)
Accumulated Gap		83,183	88,293	121,990	140,775	22,703	82,372	199,548	125,217

Value at risk (VaR) of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations, the Group uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

Structural liquidity position

Management believes that the Group’s current structural liquidity position allows for the ability to cope with business as usual projected growth and stress market conditions, as reflected by the following factors:

-	Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 45.5% of the consolidated total assets at the end of 2015, and were funded mainlyby customer deposits comprised of interest-bearing and non-interest-bearing demand deposits and time deposits. Other sources of short-term funding include promissory notes with interest payable at maturity and reverse repurchase agreements.

We also have access to long-term funding through the execution of credit facilities with other commercial and/or development banks, the issuance of unsecured bonds and structured bank bonds in domestic and foreign markets. As of December 31, 2015, the outstanding balance of our long-term funding totaled 57,175 million pesos with a weighted average maturity of 6 years. At the end of 2012, the Group issued 10-year US dollar-denominated Senior Unsecured Notes for an amount of USD 1,000,000,000, aimed to extend the duration of our liabilities. Additionally in December 2013, the Group issued 10-year US dollar-denominated Tier II Subordinated Capital Notes with an option to be prepaid in year five for an amount of USD 1,300,000,000 in order to enhance its capital structure.

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

The compulsory deposits required under the terms of the Bulletin 9/2014 and 11/2014 have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 3.05% of the consolidated total assets at the end of 2015.

These resources are part of the Central Bank’s tools to promote the healthy development of the financial system and improve the implementation of monetary policy. Other instruments used by the Central Bank to support this function are deposit auctions (draining liquidity) and liquidity auctions (injecting liquidity).

Finally, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

Funding dynamics

The breakdown of the total issuances (long-term) outstanding, including the issuance of the Senior Unsecured Notes and the Tier II Subordinated Capital Notes, as of December 31, 2015 is as follows:

	Amount	Issue Date	Maturity Date	Rate

Structured bank bonds	705	02/28/2014	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	518	03/09/2015	03/06/2017	Guaranteed rate subject to INDEX (HSCEI, S&P 500, SX5E y NIKKEI 225)
Structured bank bonds	42	03/13/2014	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	53	03/13/2014	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	03/21/2014	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	12	04/03/2014	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	24	05/06/2015	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	22	05/22/2015	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	798	06/27/2014	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	567	08/06/2014	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	118	08/10/2015	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds	149	08/27/2015	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds	491	09/05/2014	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds	368	09/09/2014	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds	147	09/15/2015	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds	49	09/15/2015	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds	110	10/31/2014	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds	17	12/14/2015	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds	587	12/23/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	13	12/24/2014	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	321	02/24/2015	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds	1,083	02/27/2015	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds	935	03/31/2015	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds	142	05/13/2015	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds	123	05/28/2015	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds	469	06/30/2015	06/27/2018	2.00%
Structured bank bonds	150	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	137	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	9	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	928	06/30/2015	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	115	07/13/2015	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds	10	07/31/2015	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds	123	08/28/2015	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	98	09/18/2015	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	124	09/25/2015	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds	142	10/20/2015	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds	18	11/06/2015	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds	159	11/11/2015	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds	941	11/04/2015	10/23/2020	TIIE
Structured bank bonds	543	10/23/2015	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds	9	11/13/2015	11/05/2020	TIIE
Structured bank bonds	223	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	47	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	70	10/30/2015	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds	135	11/13/2015	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds	174	12/04/2015	12/14/2020	Guaranteed rate subject to SXDP

	Amount	Issue Date	Maturity Date	Rate

Unsecured bonds	980	10/20/2011	11/23/2017	9.05%
Unsecured bonds	3,000	10/12/2015	12/06/2018	TIIE + 18 bps
Unsecured bonds	1,700	03/22/2011	03/09/2021	8.91%
Senior unsecured notes	16,984	09/11/2011	11/09/2022	4.125%
Tier II Subordinated Capital Notes	22,285	12/27/2013	01/30/2024	5.95%
Mortgage-backed bonds	183	09/22/2006	05/25/2032	5.00%
Mortgage-backed bonds	13	09/22/2006	05/25/2032	6.40%

	57,175

Structural foreign currency risk

Structural foreign currency risk arises from the Group's operations in foreign currencies.

At 2015 year-end, long-term exposures corresponded to the US dollar, the Euro, the pound sterling, and the Brazilian real. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices or proxies.

Structural VaR

A homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the global corporate banking activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Group's volume of assets or capital.

6.3 Methodologies

6.3.1. Trading

The standard methodology applied to trading activities by the Group in 2015 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Group uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

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

The risk unit, in accordance with the principle of independence of the business units, also monitors daily the positions of each business unit, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

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

6.3.2 Structural balance sheet risks

6.3.2.1 Structural interest rate risk

The Group analyzes the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and VaR for economic capital purposes.

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

6.3.2.2 Structural foreign currency risk

These activities are monitored by measuring positions, VaR and results on a daily basis.

6.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

6.3.2.4 Limit control system

For trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Group's risk appetite.

The main limits are:

Trading limits

•	VaR limits

•	Equivalent and/or nominal position limits

•	Interest rate sensitivity limits

•	Vega limits

•	Limits on delivery risk on short securities positions (fixed income and equity)

•	Limits aimed at restricting the volume of effective losses or protecting profits already generated in the period

•	Credit limits

•	Limits on origination transactions

On-balance-sheet structural interest rate risk

•	Limit on net interest margin sensitivity at one year

•	Limit on the sensitivity of the market value of equity

•	Limit on liquidity position

Structural foreign currency risk

•	Net position in each currency

On trading positions

•	Value at risk (VaR)

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

The business units must comply with the approved limits at all times. Any possible excesses would trigger a series of actions by the risk unit or the comprehensive risk management committee aimed at leading to reductions in risk levels and a stricter risk control or executive actions which could oblige the risk takers to reduce the levels of risk assumed.

The persons in charge of market risk in the risk unit notify the heads of business of excesses. The heads of business must explain the reasons for the excess and, where appropriate, provide an action plan to remedy the situation. The business unit must reply, in writing and on the same day, to the requirement made of it to either reduce the position to within the limits in force or to detail a strategy that justifies an increase in the limits.

6.3.3 Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund's assets and investments and the actuarial risks arising from the fund's liabilities, i.e., the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation and stock markets, as well as credit and operational risk, are estimated every year.

7. Liquidity and funding risk

7.1 Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Group's business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

The Group is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates.

This funding structure has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas.

7.2 Liquidity management

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at the Central Bank, to be drawn upon adverse situations.

•	Compliance with the regulatory liquidity requirements.

In order to ensure the effective application of these principles by the Group, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that management is involved in the decision-making process and is included in the Group’s strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

7.2.1 Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though the ALCO within the framework and limits approved in the comprehensive risk management committee.

The ALCO is the body empowered by the Board of Directors to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding.

The liquidity risk profile and appetite aim to reflect the Group's strategy in conducting its business, which consists of structuring the balance sheet to render it as resilient as possible to potential liquidity stress scenarios. To this end, appetite metrics have been structured to reflect the application of the principles of the Group's management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

Simultaneously, various scenario analysis are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur.

7.2.2 Balance sheet analysis and liquidity risk measurement

Liquidity and funding decision-making is based on a thorough understanding of the Group's current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various business units (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the consolidated income statement. This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

The results of these balance sheet, projection and scenario analysis provide the inputs required to prepare the Group's contingency plan, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee. The objective is to define a framework of principles and metrics in which Mexican Regulation is already adopted.

The measurements, metrics and analysis used by the Group in liquidity risk management and control are shown in greater detail below.

Methodology for liquidity risk monitoring and control

The aim of the liquidity risk metrics adopted by the Group are:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Group's liquidity is managed.

•	To be aligned with Basel III, in order to avoid any conflicts between limits and to facilitate limit management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

Two kinds of basic metrics are used to control liquidity risk: short-term and structural. Short-term metrics include basically liquidity coverage ratio and the liquidity gap, while structural metrics feature the net structural balance sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using certain assumptions - for a given period. Liquidity gap analysis are prepared for each of the main currencies in which the Group operates.

b) Net structural position

The purpose of this metric is to determine the reasonableness of the balance sheet funding structure. The Group's aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

c) Scenario analysis

The Group supplements the aforementioned metrics by developing various stress scenarios. Its main objective is to identify the critical factors of potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analysis, the Group generally considers three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analysis established to be reported to management. Also, the Group develops ad-hoc scenarios which replicate major historical crises or specific liquidity risks.

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

7.2.3 Management tailored to business needs

The Group performs its liquidity management in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business. Based on these liquidity requirements and taking into consideration certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue plan for the year.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the businesses, which results in the relevant updates of the plan.

•	Monitoring and management of compliance with the regulatory ratios.

The Group is self-sufficient in terms of their structural funding and does not require support from its Parent.

7.3 Funding strategy and evolution of liquidity in 2015

7.3.1 Funding strategy

In the last few years, the Group's funding activity has increased the amount of medium - and long-term sources of funding; aiming to increase liability duration and diversification while keeping reasonable cost control.

The Group has a series of general trends in its policies implemented for its funding and liquidity management strategies, namely:

•	Strong generation of liquidity from the commercial business due to the moderate growth of Mexican economic activity and the greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels.

•	Holding a sufficient volume of assets eligible for discount at the Central Bank as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits (not including repurchase agreements and certificates of deposit) in a predominantly commercial balance sheet.

Customer deposits are the Group's major source of funding. These deposits represent around 46.3% of the Group's total liabilities and at the end of 2015 they accounted for 92.2% of loans and advances to customers.

•	Diversified wholesale funding, primarily at medium - and long-term, with a small proportion maturing in the short term.

Medium - and long-term wholesale funding represents 16.80% of the Group's retail funding (including deposits from the Central Bank and credit institutions) and enables it to comfortably cater for the loans and advances to customers not financed with customer deposits (commercial gap).

7.3.2 Evolution of liquidity in 2015

At the end of 2015, in comparison with 2014, the Group reported:

•	An increase in loans and advances to customers of 17.06% in 2015 compared with 2014.

•	A decrease in the ratio of loans and advances to customers to consolidated total assets from 48.1% to 45.5%. This figure mirrors the strong commercial nature of the Group's consolidated balance sheet as well as the strong banking and markets activity of the Group.

•	An increase in the loan-to-deposit (LTD) ratio, which stood at 108.5%, up from 102.8% at December 2015. These figures show the Group’s capacity to fund loans with retail deposits (strong commercial activity).

•	Lastly, the Group's structural surplus (i.e., the excess of structural funding resources – customer deposits, medium and long-term funding and capital – over structural liquidity requirements – loans and advances to customers –) stood at 148,258 million pesos at the end of 2015.

7.3.3. Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing, monitoring and complying with the liquidity requirements set by local and international financial legislation.

•	LCR (Liquidity Coverage Ratio)

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

The objectives of the liquidity requirements are as follows:

•	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days

•	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies

•	To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions

•	To anticipate that banking institutions in Mexico consolidate their subsidiaries which core business relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

During the fourth quarter of 2015, the weighted average LCR for the Bank is 107.45%, complying with the Group´s desired risk profile and well above the regulatory minimum established in the regulations.

8. Operational risk

8.1 Definition and objectives

The Group defines operational (OR) risk as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events".

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group uses the basic approach provided for under Basel II standards. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

8.2 Operational risk management and control model

8.2.1 Corporate governance and organizational model

The operational risk management structure is based on the knowledge and experience of the executive officers and professionals of the Group, with particular importance being attached to the role of the operational risk officer.

The Group oversees and controls technology and operational risk through its governing bodies. The Group's Board of Directors and the comprehensive risk management committee periodically address significant aspects concerning the management and mitigation of operational risk.

In addition to the approval by the comprehensive risk management committee, the Group establishes operational risk limits on an annual basis. The established risk appetite must fall within the low and medium-low risk profiles, which are defined in accordance with certain ratio levels. Limits are established based on the net loss to gross income ratio. An assessment is also performed of the operational risk management status in accordance with certain internal indicators.

8.2.2 Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by business unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for management and the Group’s business units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

8.2.3 Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment of the business unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

8.2.4 Operational risk information system

The Group has an information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements.

8.3 Mitigation measures

The model requires the Group to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cyber-security and data security plans

In 2015 the Group continued to devote its full attention to cyber-security-related risks, which affect all types of companies and institutions, including those in the financial sector.

This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyber-attacks.

In order to step up and supplement the actions already in progress, the Group has prepared a cyber-security program, which stipulates: i) a governance integrating the three lines of defense; ii) a cyber-resilience-oriented line of action envisaging measures in the areas of identification, prevention, protection, detection and reaction; iii) aspects of cyber-security with an impact on training, access control and segregation of functions, as well as secure software development; and iv) initiatives for organizational reinforcement.

8.4 Business continuity plan

The Group has a business continuity management system (BCMS) to ensure the continuity of the business processes in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, resulting from an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group's obligations to its employees, customers, shareholders and other interested third-party stakeholders.

In 2015 the Group continued to make progress in the implementation and ongoing improvement of its business continuity management system.

8.5 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2015, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of trading operations to detect any possible anomalous conduct.

•	Tightening of controls on transaction cancellations and modifications.

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

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

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. 2015 saw the reinforcement of the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, but also the various front-line risk management areas, based on the procedure designed in 2014.

9. Compliance and conduct risk

9.1 Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection, and reputational risk.

To this end, the compliance function promotes adherence by the Group to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current arrangement of the Group's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief Compliance Officer (CCO), who has access to these bodies on a regular basis. This structure is in line with banking regulatory requirements and supervisory expectations.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Conduct risk: the risk caused by inappropriate practices vis-a-vis the Bank's relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Group's objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

9.2 Control and supervision of compliance risks

Based on the arrangement of the Group's lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by reviewing compliance activities, controls or tasks of that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the business units to the frameworks, policies and standards in place across the Group. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding Group business units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit, as part of its functions in the third line of defense, conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Group are being complied with.

The essential components of compliance risk management are based on resolutions adopted by the Board of Directors, as the highest authority for such matters, through the approval of frameworks – which regulate the relevant matters - and the Group's general code of conduct.

The frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Claims management framework.

•	Framework for the prevention of money laundering and of terrorist financing.

These frameworks are developed within the sphere of the Group's internal governance model.

For its part, the general code of conduct contains the rules of behavior and ethical principles that must govern the actions of all Group employees and is supplemented in certain matters by the rules contained in other codes and the related internal implementing regulations.

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

•	The channel for submitting and processing notifications of allegedly irregular actions.

The regulatory compliance function, is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

9.3 Governance and organizational model

It is the responsibility of the Board of Directors of the Bank, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function (the CCO), as well as for its framework and its development policies. In addition, the Board of Directors is in charge of the Group's general code of conduct and the frameworks developed by the compliance function

The compliance function reports to the Board of Directors and its committees on a quarterly basis.

Also worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Group's risks, also reports to the Board of Directors and its committees.

9.3.1 Governance

The committees listed below are collective bodies with responsibilities in the sphere of compliance:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function (namely the product and service marketing committee, the monitoring committee and the committee for the prevention of money laundering and terrorist financing).

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The committee's objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles. Its functions are performed at both corporate and local level.

•	The monitoring committee is the Group's collective governance body for the monitoring of products and services and the evaluation of customer claims. Approved products and services are monitored by the monitoring committees or equivalent bodies.

•	The committee for the prevention of money laundering and terrorist financing is the collective body in this sphere that defines the related action frameworks, policies and general objectives.

In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised to bring them into line with the Group's governance model.

9.3.2 Organizational model

In order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function uses a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

9.4 Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Group’s general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with internal audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission for approval by the Board of Directors or its committees.

•	Presentation of periodic reports to the Board of Directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected.

•	Receipt and handling of the complaints made by employees through the whistleblowing facility.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The focus of the regulatory compliance program is on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

9.5 Product governance and consumer protection

The main responsibilities of the compliance function are the adequate control and oversight of product and service marketing risks, to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers' perspective into account. For this purpose, the functions listed below were established, based on two frameworks and a set of policies that define the basic principles and rules of action in this area:

•	Frameworks:

o	Marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

o	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

•	Functions:

o	To promote the adherence to the above-mentioned frameworks.

o	To guarantee the proper validation, prior to its launch, of any new product or service proposed by the Group.

o	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Group, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers' financial knowledge. All these efforts are geared towards building lasting relationships with customers.

o	To identify, analyze and control the fiduciary risk generated by the private banking and the custody services for customers' financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

o	To compile, analyze, and report to the Group's governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Group, as well as on the monitoring of products and services throughout their life-cycle.

o	To supervise the marketing and claims management processes, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

9.6 Prevention of money laundering and of terrorist financing

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group must observe, and which are prepared in conformity with the provisions prescribed in Article 115 of the Credit Institutions Law. The Group also observes the principles standards contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing

The Group is responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing, as well as for investigating and reporting suspect transactions and meeting the related supervisory reporting requirements.

The organization of the prevention of money-laundering and terrorist financing unit (UPLDyFT, using the Spanish acronym) function is based on three areas: the monitoring, the analysis and the regulations and risk management. The main function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at different business units. In each case their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

The Group has established systems and processes based on technology systems, which make it possible to obtain managed information and data, as well as reporting, monitoring and control information. These systems enable the Group to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

9.7. Reputational risk

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that is unique, different from those used for other risks.

The reputational risk model is based on an eminently preventive approach, but also on effective crisis management processes.

Therefore, the Group's intention is for reputational risk management to be integrated both in business and support activities and in internal processes, thus allowing the risk control and supervision functions to integrate it in their activities.

Also, the reputational risk model requires a comprehensive understanding, not only of the Group's business activities and processes, but also of how it is perceived by its stakeholders (employees, customers, shareholders, investors and society in general) in its different environments. This approach requires close coordination between the management, support and control functions and the various stakeholders.

As mentioned above, reputational risk governance is one of the components of compliance governance. The compliance function reports on reputational risk to management, once the information on sources of reputational risk has been consolidated.

9.8 Compliance risk assessment model and risk appetite

The Group's risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Group.

10. Model risk

The Group understands a model as being any metric based on a quantitative method, system or approach that provides a simplified representation of reality by applying statistical, economic, financial or mathematical techniques to process data and obtain a result based on a series of assumptions subject to a certain degree of uncertainty. Using models makes it possible to take swifter, more objective decisions, generally supported by the analysis of large quantities of information.

The use of models invariably presents model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

In recent years the Group has been working on the definition, management and control of model risk.

A control framework has been defined for this function detailing, inter alia, matters relating to organization, governance and model management and validation.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

Definition of standards

The Group has defined a series of standards for the development, monitoring and validation of its models. All models used within the Group -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Group for decision-making purposes is assured.

Inventory

A key component of good model risk management is a complete, exhaustive inventory of the models in use.

The Group has a centralized inventory that has been constructed using a uniform taxonomy for all the models used in the various business units. This inventory contains all the relevant information on each of the models, which permits an appropriate monitoring of the models based on their importance.

The inventory also makes it possible to perform cross data analysis (by type of model, materiality, etc.), thus facilitating the taking of strategic decisions in relation to the models.

Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Group's main business units and is approved by the governance bodies.

Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Group has teams that specialize in providing model construction data that have previously been certified by the data owners.

Development

This is the phase in which the model is constructed, based on the needs established in the model plan and using the information provided by specialists for this purpose.

Most of the models used by the Group are developed by in-house methodology teams, although certain models are also acquired from external providers. In both cases, the models must be developed in accordance with the established standards.

Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

Materiality

Each of the Group's models must have an associated level of materiality that is set by consensus of the parties involved.

The criteria for establishing materiality are documented in a policy approved by the Group.

Materiality determines the thoroughness, frequency and scope of the validations and follow-ups performed on the model, as well as the governance bodies in which decisions on the model have to be taken.

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the inventory.

Independent validation

In addition to being a regulatory requirement in certain cases, the independent validation of models is a fundamental cornerstone for the proper management and control of model risk at the Group.

Therefore, as mentioned earlier, the Group has a specialist unit, fully independent of the developers and users, which issues a technical opinion on the suitability of the internal models for the intended purposes and concludes on their robustness, usefulness and effectiveness.

Internal validation currently covers all models used in the risk function, i.e., credit, market, structural and operational risk models, as well as capital models, allowance models and stress test models.

The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models. In general, it includes all the relevant aspects of model management: controls, reporting, uses, involvement of management, etc.

After each model has been reviewed, the opinion issued is translated into a rating which, on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Group's internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the supervisory authorities to which the Group is subject. Accordingly, the Group maintains a segregation of functions between the business units that develop and use models (first line of defense), the internal validation units (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model's materiality.

Governance

According to the model risk control framework, the models area is the body responsible for authorizing the use of models in management. Each business unit has a models area that is responsible for deciding on the approval of the use of models once the consent of the corporate models area has been obtained.

Pursuant to current Group policy, all models submitted to a models area must be accompanied by an internal validation report.

11. Strategic risk

Strategic risk is one of the risks considered by the Group to be transversal. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

Strategic risk is the risk associated with strategic decisions and with changes in an entity's general conditions that have a significant impact on its business model and its medium- and long-term strategy.

An entity's business model is a key element around which strategic risk revolves. It must be viable and sustainable, i.e., capable of generating acceptable results each year and for at least three years into the future.

Three categories or subtypes of strategic risk can be distinguished:

•	Business model risk: the risk associated with an entity's business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the consolidated income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•	Strategy design risk: the risk associated with the strategy reflected in the entity's five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•	Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity's scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders agreements and capital transactions.

Lastly, other types of risk must be taken into account the origin of which may be other than strategic in nature (credit, market, operational and compliance risks, etc.). These risks may have a significant impact on an entity's financial health and also affect its strategy and business model; therefore, they must be identified, assessed, managed and controlled.

Thus, top risks are those risks with a material impact on an entity's earnings, liquidity or capital or risks that may have undesired concentrations. These risks can reduce the entity's distance to default.

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium to long term time horizon.

12. Capital risk

The Group defines capital risk as the risk that the Group may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.

•	To meet the regulatory requirements.

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations.

12.1 Compliance with the regulatory framework

The Basel III regulatory framework implemented in Mexico since January 2013 establishes minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital). The Basel III measures implemented in January 2013 on capital management had no significant effect on the capital index of the Bank due to its strong capital structure.

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

Model roll-out

With regard to credit risk, since December 2013, the Group began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: CGB, financial Institutions (banks) and other individualized customers.

For market risk, the calculation of the capital requirement is made under the standard method according to the provisions established by CNBV.

With regard to operational risk, the CNBV considers the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it is allowed the application of the Standard method, the Alternative Standard method or the Advanced method for calculating the capital requirement for operational risk (CNBV approval is required). As of December 31, 2015 the Group applied the Basic Indicator method.

With regard to operational risk, Santander Group currently uses the standardized approach for regulatory capital calculation provided for in the European Capital Directive.

Disclosure rules (Pillar III) are determined by the CNBV and are mandatory for all financial institutions, with the principles of this Pillar III met, by: a) disclosing information to allow market participants to assess key information relating to capital, risk exposures and capital adequacy of financial institutions, b) informing the market in time and reliably regarding the level of capitalization of financial institutions and c) the existence of a coherent scheme and comprehensible disclosure that facilitates making comparisons.

Parallel to the implementation of the advanced approaches that the CNBV allows, the Group is undertaking a process of continuous training on Basel rules at all levels of the organization, covering in particular the areas most involved in the changes resulting from the adoption of new international capital standards.

12.2 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks' risk exposure and capital adequacy. A forward-looking assessment model is becoming a key component of capital adequacy analysis.

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

The banks will consider, for each regulatory scenario, assumptions about macroeconomic variables and other risk variables such as expected loss for the portfolio of loans, capital charges for market positions and funding rates that the CNBV provides them, which should be considered in the estimates of the financial statements.

Some of macroeconomic variables that the CNBV can provide are: 28-day TIIE; benchmark interest rates in US dollars; inflation rates; exchange rates for foreign currency transactions; unemployment rates; real changes of GDP; changes in the IPC and non-oil exports.

The banks will also present sensitivity exercises considering the assumptions provided by the CNBV, among others, which may be: the breakdown of the 10 counterparty or group of counterparties that represent larger common risk and its effect on the capitalization ratio; and the withdrawal of funds in less than 30 days by the 10 largest depositors of banks and their effect on liquid assets.

The CNBV establishes that if as a result of the assessment of capital adequacy under regulatory scenarios, the capitalization ratio is not sufficient for the bank to be classified as Category I, it shall submit a preventive action plan, which must be approved by the CNBV.

These regulatory exercises, beyond those already made in 2013 and 2014, are officially required from January 2015.

2) Self-assessment of capital adequacy

In addition to the regulatory scenarios and in order that banks have, at all times, an adequate level of capital relative to their risk profile, banks must make at least once a year, an assessment of capital adequacy to determine if the net capital is sufficient to cover any losses they may face in different scenarios, including those in which prevailing adverse economic conditions exist.

The assessment of capital adequacy must include an estimate of capital that reflects the current and future level of the bank, which would be associated with its risk profile. If as a result of the assessment of capital adequacy the bank identifies missing capital, the bank must have a capitalization plan in order to cover that missing capital. If CNBV considers that missing capital determined by the bank is not sufficient it may require maintaining a higher level of capital requirements.

Since June 2016, banks must submit to CNBV an annual report on the results of the assessment of capital adequacy, which must be signed by the Chief Executive Officer.

12.3 Economic capital

Economic capital is the capital required, based on an internally developed model, to support all the risks of the business activity with a given solvency level. In the case of the Group, the solvency level is determined by the A long-term target rating, which results in the application of a 99.95% confidence level for the purpose of calculating the required capital.

The Group's economic capital model includes in its measurement all the significant risks incurred by it in its operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar 1 capital requirements.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process (ICAAP) using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation.

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

In 2015 value creation was 7,984 million pesos compared to a value creation of 7,843 in 2014. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of Mexico.

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

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2015, are as follows:

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

The total non-controlling interest as of December 31, 2014 and 2015 is 10 million pesos and 11 million pesos respectively, which is attributed to Banco Santander (México), S.A.

Information in respect to non-controlling interest is presented in Note 27.

b)	Change in the Group’s ownership interest in a subsidiary

During 2013, the Group disposed of 100% of its interest in SAM Asset Management. The proceeds on disposal of 3,179 million pesos were received in cash. This sale generated an after-tax profit of 1,944 million pesos. This amount was recognized in the consolidated income statement as Profit from discontinued operations (net) (see Note 33).

During 2015, the Group did not dispose of any subsidiary.

c)	Significant restrictions

The Group has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Group as of December 31, 2015:

•	Compulsory deposit with the Central Bank

Compulsory deposit relates to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 35,872 million pesos (see Note 7).

•	Repurchase agreements

22,831 million pesos of Mexican government securities (M Bonds, BPAT’s, UMS and other debt securities) have been pledged in connection with repurchase agreements operations (see Note 9).

•	Securities loans

24,413 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions (see Note 9).

492 million pesos of Equity Instruments have been pledged in connection with securities loans transactions in which the lender is the Group (see Note 10).

•	Collaterals in derivatives transactions traded in organized markets

52 million pesos equity instruments classified as held for trading have been pledged in connection with derivatives traded in organized markets (see Note 32).

310 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 8).

1,609 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 12).

29 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets (see Note 20).

•	Collaterals in OTC derivatives transactions

30,223 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 8).

770 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 9).

14,275 million pesos of customer deposits have been received in connection with OTC derivatives transactions (see Note 32).

•	Earnings distribution

The Group has restrictions on earnings distribution related to the legal reserve of 10,488 million pesos that include 386 million pesos in legal reserve of the Group on an individual basis (see Note 29). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Group

The Bank granted a loan to Santander Consumo, S.A. de C.V., Santander Hipotecario, S.A. de C.V. and to Santander Vivienda, S.A. de C.V. for 33,689 million pesos, 27,263 million pesos and 2,234 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d)	Financial support

The Group did not give any financial support to a consolidated structured entity during 2014 and 2015.

*****

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015

(Millions of pesos)

ASSETS	12/31/2014	12/31/2015	LIABILITIES AND EQUITY	12/31/2014	12/31/2015

CASH AND BALANCES WITH CENTRAL BANK	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-
			Trading derivatives	-	-
			Short positions	-	-
FINANCIAL ASSETS HELD FOR TRADING:	554	999
Debt instruments	254	999		-	-
Equity instruments	300	-	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:
Trading derivatives			Deposits from the Central Bank – Reverse repurchase agreements	-	-
			Deposits from credit institutions – Reverse repurchase agreements	-	-
			Customer deposits – Reverse repurchase agreements	-	-
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	-	-	FINANCIAL LIABILITIES AT AMORTIZED COST:	191	197
Loans and advances to credit institutions - Repurchase agreements	-	-	Deposits from Central Bank	-	-
Loans and advances to customers - Repurchase agreements			Deposits from credit institutions	-	-
			Customer deposits	-	-
			Marketable debt securities	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	-		Dividends payable	-	-
Debt instruments	-	-	Other financial liabilities	191	197
Equity instruments	-	-
			HEDGING DERIVATIVES	-	-

LOANS AND RECEIVABLES:	522	7
Loans and advances to credit institutions	522	7	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-	-
Loans and advances to customers
Debt instruments			LIABILITIES UNDER INSURANCE CONTRACTS	-	-

			PROVISIONS:	-	-
HEDGING DERIVATIVES	-	-	Provisions for pensions and similar obligations	-	-
			Provisions for tax and legal matters	-	-
			Provisions for off-balance sheet risk	-	-
NON-CURRENT ASSETS HELD FOR SALE	-	-	Other provisions	-	-
				-	-
			TAX LIABILITIES:	-	-
INVESTMENTS IN SUBSIDIARIES	101,421	108,666	Current
Banco Santander (México) S.A.	100,415	107,651	Deferred	-	-
Others	1,006	1,015		-	-

REINSURANCE ASSETS	-	-	OTHER LIABILITIES	31	13

			TOTAL LIABILITIES	222	210
TANGIBLE ASSETS	-	-
Property, plant and equipment			SHAREHOLDERS' EQUITY:	102,538	109,107
			Share capital	25,658	25,658
INTANGIBLE ASSETS:	-	-	Share premium	11,415	11,415
Goodwill	-	-
Other intangible assets	-	-	Accumulated reserves	52,180	58,031
			Profit for the year attributable to the Parent	13,285	14,003

TAX ASSETS:	19	10
Current	15	6	VALUATION ADJUSTMENTS:	(244)	380
Deferred	4	4	Available-for-sale financial assets	(537)	(520)
			Cash flow hedges	293	900
OTHER ASSETS	-	15	Non-current assets held for sale

			TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT	102,294	109,487

			TOTAL EQUITY	102,294	109,487
TOTAL ASSETS	102,516	109,697	TOTAL LIABILITIES AND EQUITY	102,516	109,697

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Millions of pesos)

	(Debit)/Credit

	2013	2014	2015

Interest income and similar income	22	21	22
Interest expenses and similar charges	(8)	(6)	(6)
NET INTEREST INCOME	14	15	16
Income from equity instruments	12,397	13,328	14,055
Banco Santander (México), S.A.	12,263	13,330	14,046
Others	134	(2)	9
Fee and commission income	-	-	-
Fee and commission expenses	(4)	(4)	(5)
Gains/(losses) on financial assets and liabilities (net)	-	1	3
Exchange differences (net)	-	1	-
Other operating income	-	1	-
Other operating expenses	-	-	-
TOTAL INCOME	12,407	13,342	14,069
Administrative expenses:	(56)	(58)	(80)
Personnel expenses	(29)	(30)	(48)
Other general administrative expenses	(27)	(28)	(32)
Depreciation and amortization	-	-	-
Impairment losses on financial assets (net):	-	-	-
Loans and receivables	-	-	-
Impairment losses on other assets (net):	-	-	-
Other intangible assets	-	-	-
Non-current assets held for sale	-	-	-
Provisions (net)	-	-	15
Gains/(losses) on disposal of assets not classified as
non-current assets held for sale (net)	-	-	-
Gains/(losses) on disposal of non-current assets held
for sale not classified as discontinued operations (net)	-	-	-
OPERATING PROFIT BEFORE TAX	12,351	13,284	14,004
Income tax	(8)	1	(1)
PROFIT FROM CONTINUING OPERATIONS	12,343	13,285	14,003
PROFIT FROM DISCONTINUED OPERATIONS (net)	1,938	-	-
PROFIT FOR THE YEAR	14,281	13,285	14,003

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Millions of Pesos)

	2013	2014	2015

A. CASH FLOWS FROM OPERATING ACTIVITIES:	18,583	3,473	6,760
Profit for the year	14,281	13,285	14,003
Adjustments made to obtain the cash flows from operating activities	(14,327)	(13,329)	(14,054)
Income from equity instruments	(12,397)	(13,328)	(14,055)
Income tax expense recognized in income statement	8	(1)	1
Profit on discontinued operations	(1,938)	-	-
Net change in other operating assets and liabilities	81	(66)	53
Income tax paid	-	(464)	(1)
Dividends received	18,548	4,047	6,759

B. CASH FLOWS FROM INVESTING ACTIVITIES:	2,267	-	-
Proceeds
Discontinued operations	2,267	-	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(20,850)	(3,473)	(6,760)
Payments
Dividends	(20,850)	(3,473)	(6,760)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	-	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	-	-	-
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	-	-	-

During 2013, 2014 and 2015, Grupo Financiero Santander México, S.A.B. de C.V. received cash dividends from subsidiaries as follows:

	2013	2014	2015

Dividends received	18,548	4,047	6,759