Form 20-F
period 2016-12-31
Santander Mexico Financial Group, S.A.B. de C.V.
filed 2017-04-28
CIK 1551975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

U.S.$ 500,000,000 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes
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

☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “Grupo Financiero Santander Mexico,” the “Group,” “we,” “our,” “ours,” “us” or similar terms, refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

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

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this annual report on Form 20-F to certain financial terms have the following meanings:

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

•	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended. These accounting standards apply to holding companies when the principal subsidiary is a bank.

•	References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2015 and 2016, and for each of the fiscal years ended December 31, 2014, 2015 and 2016, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

•	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2016, one UDI was equal to Ps.5.56288 (U.S.$0.2697).

As used in this annual report on Form 20-F, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

•	“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

•	“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•	“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander México, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

•	“Tier 1 capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

•	“Tier 2 capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

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

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016, included in this annual report on Form 20-F, have been audited under the standards of the PCAOB, and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP. While we have prepared our consolidated financial data as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars. This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.20.6194 to U.S.$1.00, the rate calculated on December 30, 2016 (the last business day in December) and published on January 2, 2017 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

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

v

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this annual report on Form 20-F.

Afore	An entity established pursuant to Mexican law that manages independent retirement accounts. The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker

ALCO	Our Assets and Liabilities Committee (Comité de Activos y Pasivos), which is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity

Basel III	An international framework of capital and liquidity standards for internationally active banking organizations that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard. The Basel III framework was designed by the Basel Committee in 2010

Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries

Bonding Companies Law	Ley Federal de Instituciones de Fianzas

BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)

Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)

CDI	Certificate of interbank deposit

CFC	Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica)

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer relationship management

Exchange Act	Securities Exchange Act of 1934, as amended

General Law of Ancillary Credit Organizations and Activities	Ley General de Organizaciones y Actividades Auxiliares del Crédito

General Law of Negotiable Instruments and Credit Transactions	Ley General de Títulos y Operaciones de Crédito

IAS	International Accounting Standards

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Insurance Companies Law	Ley General de Instituciones y Sociedades Mutualistas de Seguros

Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

LGD	Loss given default

MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)

Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for financial institutions, as amended

Mexican Banking Law	Ley de Instituciones de Crédito

Mexican Central Bank	Banco de México

Mexican Commerce Code	Código de Comercio

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Mutual Funds Law	Ley de Sociedades de Inversión

Mexican Securities Market Law	Ley del Mercado de Valores

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MIEA	Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado)

MIEB	Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico)

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NAFTA	North American Free Trade Agreement

National Consumer Price Index	Índice Nacional de Precios al Consumidor

NIM	Net interest margin

NIM Sensitivity	Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

Official Gazette of the Federation	Diario Oficial de la Federación

PCAOB	Public Company Accounting Oversight Board (United States)

PD	Probability of default

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

RWA	Risk-weighted assets

SEC	U.S. Securities and Exchange Commission

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

SHF	Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.200,000,000 (U.S.$9,699,603).

Sofoles	Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focused primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals. All existing Sofol authorizations automatically terminated on July 19, 2013. Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These statements appear throughout this annual report on Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation and the interpretation thereof;

•	action to modify or revoke Grupo Financiero Santander Mexico’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander Mexico’s banking license;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	investment in its information technology platform;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

x

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses and other losses;

•	increased default by borrowers;

•	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations or their interpretation; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report on Form 20-F because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report on Form 20-F might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

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

We have derived our selected consolidated income statement data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2012, 2013, 2014 2015 and 2016 from our audited financial statements, which have been prepared in accordance with IFRS. We have included in Item 18 hereto our audited financial statements as of December 31, 2015 and 2016 and for each of the three years in the three-year period ended December 31, 2016.

During 2015, we made certain refinements to our impairment models to determine our allowance for impairment losses as part of our policy to continuously refine our accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2012		2013		2014		2015(7)		2016		2016
	(Millions of pesos)(1)										(Millions of U.S. dollars) (1)(2)
Interest income and similar income	Ps.	55,521	Ps.	55,386	Ps.	57,916	Ps.	64,204	Ps.	77,428	U.S.	3,755
Interest expenses and similar charges		(21,639)		(19,539)		(20,305)		(21,178)		(28,245)		(1,370)
Net interest income		33,882		35,847		37,611		43,026		49,183		2,385
Dividend income		212		245		153		117		110		5
Fee and commission income (net)		11,685		12,844		13,373		14,083		14,382		697
Gains/(losses) on financial assets and liabilities (net)		1,265		3,281		2,619		2,489		3,847		187
Exchange differences (net)		(6)		-		(11)		6		2		-
Other operating income		628		787		487		457		450		22
Other operating expenses		(1,794)		(2,078)		(2,479)		(3,011)		(3,364)		(163)
Total income		45,872		50,926		51,753		57,167		64,610		3,133
Administrative expenses		(16,724)		(18,630)		(19,897)		(21,332)		(23,210)		(1,126)
Personnel expenses		(8,232)		(9,261)		(9,977)		(11,033)		(11,846)		(575)
Other general administrative expenses		(8,492)		(9,369)		(9,920)		(10,299)		(11,364)		(551)
Depreciation and amortization		(1,537)		(1,620)		(1,682)		(1,864)		(2,058)		(100)
Impairment losses on financial assets (net)		(8,970)		(14,905)		(13,132)		(16,041)		(16,661)		(808)
Loans and receivables(3)		(8,970)		(14,905)		(13,132)		(16,041)		(16,661)		(808)
Impairment losses on other assets (net)		(34)		(22)		(48)		-		-		-
Non-current assets held for sale		(34)		(22)		(48)		-		-		-
Provisions (net)(4)		680		(751)		(157)		270		(903)		(44)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		1,743		31		8		7		20		1
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		135		(16)		(15)		91		71		3
Operating profit before tax		21,165		15,013		16,830		18,298		21,869		1,059
Income tax		(3,853)		(2,670)		(3,541)		(4,294)		(5,365)		(260)
Profit from continuing operations		17,312		12,343		13,289		14,004		16,504		799
Profit from discontinued operations (net)		132		1,938		-		-		-		-
Profit for the year	Ps.	17,444	Ps.	14,281	Ps.	13,289	Ps.	14,004	Ps.	16,504	U.S.	799
Profit attributable to the Parent		17,443		14,279		13,288		14,003		16,504		799
Profit attributable to non-controlling interests		1		2		1		1		-		-

Earnings per share from continuing and discontinued operations:
Basic earnings per share		2.57		2.11		1.96		2.07		2.43		0.12
Diluted earnings per share(5)		2.57		2.11		1.96		2.06		2.43		0.12
Earnings per share from continuing operations:
Basic earnings per share		2.55		1.82		1.96		2.07		2.43		0.12
Diluted earnings per share(5)		2.55		1.82		1.96		2.06		2.43		0.12
Cash dividend per share (pesos) (6)		1.08		3.08		0.51		1.00		2.58
Cash dividend per share (U.S. dollar) (2)(6)		0.08		0.24		0.03		0.06		0.12		0.12
Weighted average shares outstanding		6,782,807		6,773,812		6,775,809		6,777,713		6,778,842		-
Dilutive effect of rights on shares(5)		13,401		12,583		10,586		8,682		7,553		-
Adjusted number of shares		6,796,208		6,786,395		6,786,395		6,786,395		6,786,395		-

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)	Results for the year ended December 31, 2016 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.6194 per U.S.$1.00 as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)	To calculate diluted earnings per share, the amount of Profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects relating to potential share issuances. See Note 5.2.ii of our audited financial statements.

(6)	On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011. On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012. On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013. On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.2.01 per share.

(7)	See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,
	2012		2013		2014		2015		2016			2016
	(Millions of pesos)											(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	48,397	Ps.	49,681	Ps.	51,823	Ps.	59,788	Ps.	78,663		U.S.	3,815
Financial assets held for trading		198,250		176,907		208,371		328,117		343,797			16,673
Other financial assets at fair value through profit or loss		63,168		86,361		31,872		27,358		41,073			1,992
Available-for-sale financial assets		47,518		61,525		83,128		113,620		154,441			7,490
Loans and receivables		403,036		441,657		530,397		598,887		675,685			32,769
Hedging derivatives		300		300		4,740		12,121		15,003			728
Non-current assets held for sale		576		1,100		844		1,101		1,107			54
Tangible assets		4,113		4,767		5,262		5,551		5,694			276
Intangible assets		3,648		3,751		4,079		4,877		5,772			280
Tax assets		17,784		25,943		22,988		18,673		23,321			1,131
Other assets		6,242		5,826		6,479		5,942		6,419			312
Total assets	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	Ps.	1,350,975		U.S.	65,520

Liabilities
Financial liabilities held for trading	Ps.	141,101	Ps.	136,199	Ps.	136,805	Ps.	174,576	Ps.	268,190	U.S.		13,007
Other financial liabilities at fair value through profit or loss		71,192		76,025		108,784		204,829		133,738			6,486
Financial liabilities at amortized cost		458,856		528,184		579,125		659,186		806,125			39,095
Hedging derivatives		1,637		1,392		4,403		9,568		14,287			693
Provisions(2)		6,294		5,710		6,086		6,694		7,331			356
Tax liabilities		758		856		80		673		94			5
Other liabilities		13,582		16,934		12,413		10,849		13,924			675
Total liabilities	Ps.	693,420	Ps.	765,300	Ps.	847,696	Ps.	1,066,375	Ps.	1,243,689		U.S.	60,317

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658		U.S.	1,244
Share premium		11,415		11,415		11,415		11,415		11,415			554
Accumulated reserves		44,324		41,593		52,160		58,193		55,272			2,681
Profit for the year attributable to the Parent		17,443		14,279		13,288		14,003		16,504			799
Valuation adjustments		764		(436)		(244)		380		(1,574)			(76)
Non-controlling interests		8		9		10		11		11			1
Total equity		99,612		92,518		102,287		109,660		107,286			5,203
Total liabilities and equity	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	Ps.	1,350,975		U.S.	65,520

(1)	The balance as of December 31, 2016 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.6194 per U.S.$1.00 as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, offices and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,
	2012	2013	2014	2015	2016
	(Millions of pesos or percentages, except per share, offices and employee data)
Profitability and performance
Net interest margin(1)	5.09%	5.29%	4.82%	4.89%	4.98%
Total margin(2)	6.84%	7.17%	6.52%	6.48%	6.43%
Return-on-average total assets (ROAA)(3)	2.24%	1.83%	1.43%	1.35%	1.50%
Return-on-average equity (ROAE)(4)	18.25%	14.16%	13.54%	13.22%	14.41%
Efficiency ratio(5)	39.81%	39.76%	41.70%	40.58%	39.11%
Net fee and commission income as a percentage of operating expenses(6)	63.99%	63.43%	61.97%	60.71%	56.92%
Yield on average interest-earning assets	8.29%	8.12%	7.39%	7.27%	7.82%
Average cost of interest-bearing liabilities	3.66%	3.26%	2.85%	2.61%	3.19%
Net interest spread	4.63%	4.86%	4.54%	4.66%	4.63%
Common stock dividend payout ratio(7)	41.85%	146.00%	26.14%	48.28%	105.84%
Average interest-earning assets(8)	669,697	682,420	783,865	883,073	989,671
Average interest-bearing liabilities(8)	590,861	598,484	713,105	812, 614	885,957
Capital adequacy
Total capital (Mexican Banking GAAP)(9)	76,197	86,531	96,517	103,639	109,238
Tier 1 capital (Mexican Banking GAAP)(9)	74,618	69,409	76,697	80,328	81,785
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	14.47%	12.79%	12.85%	12.10%	11.79%
Total capital to risk-weighted assets (Mexican Banking GAAP)(10)	14.78%	15.94%	16.17%	15.61%	15.74%
Asset quality
Non-performing loans as a percentage of total loans(11)	2.06%	3.81%	3.90%	3.56%	2.93%
Non-performing loans as a percentage of computable credit risk(11)(12)	1.92%	3.56%	3.66%	3.32%	2.66%
Loan charge-offs as a percentage of average total loans	2.45%	3.33%	3.10%	2.85%	3.48%
Loan charge-offs as a percentage of computable credit risk(12)	2.15%	2.94%	2.68%	2.42%	3.03%
Allowance for impairment losses as a percentage of average total loans(13)	2.80%	3.66%	3.49%	3.70%	3.10%
Allowance for impairment losses as a percentage of non-performing loans(11)(13)	128.08%	90.70%	82.46%	94.97%	101.64%
Allowance for impairment losses as a percentage of loan charge-offs(13)	114.34%	109.85%	112.49%	129.98%	89.21%
Allowance for impairment losses as a percentage of total loans(13)	2.64%	3.45%	3.22%	3.38%	2.98%
Liquidity
Liquid assets as a percentage of deposits(14)	56.48%	48.79%	47.32%	46.41%	38.99%
Total loans, net of allowance for impairment losses, as a percentage of deposits(15)	98.23%	98.45%	102.15%	72.35%	73.39%
Total loans as a percentage of total funding(16)	70.49%	67.86%	69.97%	65.17%	65.16%
Deposits as a percentage of total funding(15)(16)	69.86%	66.55%	66.29%	87.03%	86.14%
Operations
Offices(17)	1,142	1,234	1,322	1,354	1,364
Employees (full-time equivalent)	13,385	14,260	16,427	17,208	16,976

(1)	Net interest margin is defined as net interest income (including dividend income) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which, yield interest or similar income.

(2)	Total margin is defined as net interest income (including dividend income) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Average balance sheet data has been calculated based upon the sum of the daily average for each month in the applicable period.

(9)	“Total capital” and “Tier 1 capital” are calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

(10)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(11)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(12) Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and guarantees and documentary credits amounting to Ps. 62,065 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(13)	Allowance for impairment losses were Ps.9,387 million, Ps.13,764 million, Ps.15,198 million, Ps.18,749 million and Ps.17,883 million, as of December 31, 2012, 2013, 2014, 2015 and 2016, respectively. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(14)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2012, 2013, 2014, 2015 and 2016, we had a total amount of liquid assets of Ps.198,777 million, Ps.190,678 million, Ps.211,821 million, Ps.343,353 million and Ps.309,034 million, respectively. For the years ended December 31, 2012, 2013, 2014, 2015 and 2016, the average amounts outstanding were Ps.215,274 million, Ps.188,614 million, Ps.203,061 million, Ps.291,828 million and Ps.315,660 million, respectively.

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

As of December 31, 2016, liquid assets were composed of the following: 25.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 41.9% debt instruments issued by the Mexican Government; and 32.7% debt instruments issued by the Mexican Central Bank.

(15) For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(16)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2012, 2013, 2014, 2015 and 2016, our deposits and repurchase agreements amounted to Ps.449,034 million, Ps.517,340 million, Ps.596,706 million, Ps.739,846 million and Ps.792,526 million, respectively, and our marketable debt securities amounted to Ps.54,703 million, Ps.53,118 million, Ps.59,077 million, Ps.87,449 million and Ps.90,003 million, respectively. For December 31, 2015 and 2016, our subordinated liabilities amounted to Ps.22,788 million and Ps.37,525 million, respectively.

(17)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas – including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select) and Santander Select units (módulos).

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

External macroeconomic factors, such as the normalization of U.S. monetary policy and the volatility in the global financial markets generated by the results of the 2016 U.S. presidential election, negatively affected the year-end 2016 exchange rate, resulting in a 19.54% depreciation of the peso against the U.S. dollar, from Ps.17.25 as of December 31, 2015 to Ps.20.62 as of December 31, 2016.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. The rates shown below are in nominal pesos and have not been restated in constant currency units. No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all. As of Aprill 27, 2017, the exchange rate for U.S. dollars was Ps.19.07 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2012	Ps.	12.63	Ps.	14.39	Ps.	13.14	Ps.	12.97
2013		11.98		13.44		12.87		13.08
2014		12.85		14.79		13.30		14.74
2015		14.56		17.38		15.88		17.25
2016		17.18		21.05		18.69		20.62

(1)	Average end-of-month exchange rates for 2012, 2013, 2014, 2015 and 2016, respectively.

Month	Low		High		Average(1)		Period End
October 2016	Ps.	18.51	Ps.	19.32	Ps.	18.89	Ps.	18.89
November 2016		18.51		21.05		20.12		20.52
December 2016		20.22		20.75		20.52		20.62
January 2017		20.73		21.91		21.39		20.79
February 2017		19.70		20.78		20.29		20.00
March 2017		18.71		19.94		19.31		18.80
April 2017 (through April 27)		18.49		19.11		18.78		19.07

(1)	Average daily exchange rates for October, November and December 2016 and January, February, March and April (through April 27) 2017.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.20.6194 to U.S.$1.00, the exchange rate as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

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

Risks Associated with Our Business

We are vulnerable to disruptions and volatility in the global financial markets.

In the past ten years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity and greater volatility (such as volatility in spreads). Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession. Although macroeconomic conditions have improved in the past six years, the sharp decline in oil prices and their later new equilibrium level, diminished economic growth prospects worldwide, mainly in emerging markets, global financial markets volatility generated by the results of the 2016 U.S. presidential election and diverging monetary policies around the world have exacerbated global imbalances and risks. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties. In recent years, there have also been runs on deposits at several financial institutions around the world, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions). Within this context, diminished oil prices and a continuous reduction in Mexico’s oil production, together with weaker-than-expected manufacturing activity in the U.S. and the new U.S. administration’s policies on trade and immigration, particularly towards Mexico, could have an adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. In addition, the normalization of U.S. monetary policy, including the end of its quantitative easing stimulus, and divergent monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we may face, among others, the following risks related to the economic context:

•	Reduced demand for our products and services.

•	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services and limit our ability to pursue business opportunities.

•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

•	The process we use to estimate loan losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process, the quality of our assets and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Despite recent improvements in certain segments of the global economy, and in particular the strength of domestic demand in Mexico in 2016, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. A slowdown or weakened economic recovery in the U.S., the uncertainty of its monetary policy and the new policy perspectives of the new U.S. administration would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Increased volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market risk refers to the probability of variations in our net interest income or in the market value of our financial assets and financial liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	credit spreads;

•	the market value of our securities holdings;

•	gains from sales of securities and loans; and

•	gains and losses from derivatives.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our net interest income, which comprises most our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of 100 basis points (1%) in market interest rates. As of December 31, 2016, the 1% NIM sensitivity was Ps.631 million.

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

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to charge-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected, which would in turn adversely impact our business.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past nine years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair market values. Any of these factors could require us to recognize negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets with no reported trading prices and particularly in times of economic instability. In such circumstances, our valuation methodologies may require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual or future results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we have acquired or may acquire in the future the credit quality of which turns out to be worse than we anticipated, or factors beyond our control, such as the adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Mexican or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

Our allowance for impairment losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future allowance for impairment losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to individuals and SMEs and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our allowance for impairment losses, which may adversely affect us. Additionally, in calculating our allowance for impairment losses, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If we are unable to control or reduce the level of our non-performing or poor-credit-quality loans, this could have a material adverse effect on us.

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

A substantial number of our customers consist of individuals, approximately 38.9% of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2016, and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.200 million (U.S.$9,699,603)), which accounted for approximately 11.3% of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2016. As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater economic resources. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations. For the year ended December 31, 2016, non-performing loans were Ps.17,595 million and total charge-offs against our allowance for impairment losses were Ps.20,045 million. Non-performing loans related to individuals and SMEs represented 60.8% and 9.4%, respectively, of our total non-performing loans for the year ended December 31, 2016, as compared to 51.3% and 8.1%, respectively, of our total non-performing loans for the year ended December 31, 2015. Charge-offs related to individual and SME loans represented 55.41% and 36.33%, respectively, of our total charge-offs for the year ended December 31, 2016, as compared to 70.0% and 23.1%, respectively, for the year ended December 31, 2015. There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to a greater allowance for impairment losses. As of December 31, 2016, our mortgage loan portfolio totaled Ps.132,414 million, representing 22.09% of our total loans and advances to customers (excluding reverse repurchase agreements). If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for impairment losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2016, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$5.89 million (Ps.121.43 million) and U.S.$1.52 million (Ps.31.41 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

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

Negative economic conditions and volatility in global financial markets, mainly due to the fall in oil and commodity prices, slow economic activity in emerging markets, the prospect for higher interest rates in the United States and a “flight to quality” seen in global financial markets have translated into high volatility in international and domestic markets. As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, the peso depreciated 26.5% in 2008, but then it regained strength in 2009 and 2010, appreciating by 5.4% and 5.5%, and depreciating by 13.0% in 2011. At the end of 2012, the peso had appreciated to Ps.12.87 per U.S. dollar compared to the exchange rate at the end of 2011. At the end of 2013, the peso had depreciated to Ps.13.08 per U.S. dollar compared to the exchange rate at the end of 2012. At the end of 2014, the peso had depreciated to Ps.14.74 per U.S. dollar compared to the exchange rate at the end of 2013. In 2015, the peso sharply depreciated to Ps.17.21 per U.S. dollar compared to the exchange rate at the end of 2014. At the end of 2016, the peso had sharply depreciated to Ps.20.62 pesos per U.S. dollar compared to the exchange rate at the end of 2015. As of April 27, 2017, the peso had appreciated to Ps.19.07 per U.S. dollar relative to the end of the December 2016 exchange rate.

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

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, and taxation and other matters. These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations. Many of the applicable laws and regulations have changed extensively in recent years, some with a negative impact on us. There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations, which may have a material adverse effect on us.

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

One of the main aspects of the changes in the Mexican Banking Law approved by the Mexican Congress consists of the authority granted to the SHCP to conduct evaluations of Mexican banks. With regards to the “Guidelines for the Assessment on the Performance of Credit Institutions” (the “Guidelines”) published in the Official Gazette of the Federation on December 31, 2014, the SHCP delivered to Banco Santander Mexico on October 26, 2015, the “Strategic Questionnaire”, which was filed by the Bank on January 20, 2016.

By means of the official note UBVA/DGAAF/011/2016, the SHCP notified the 2015 preliminary result of such assessment, obtaining the Bank an approbatory grade in the “Banking Assessment Index”, and an outstanding rate in the Strategic Questionnaire, therefore the final preliminary result was satisfactory.

On January 11, 2017, the Guidelines were amended, setting forth that the Strategic Questionnaire corresponding to the 2016 performance assessment, had to be filed within the first fifteen calendar days of February 2017. On February 15, 2017, Banco Santander México submitted the Strategic Questionnaire. We are expecting the preliminary results, which will be provided by the SHCP the last business day of May of the year following the evaluation year, at the latest.

Results of evaluations are required to be made publicly available by the SHCP. Negative or deficient results of evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies. It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

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

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected and requires that we ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required in order to facilitate the implementation of this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. Violations of this law could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

In June 2014, the Mexican Supreme Court of Justice issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge. The mandatory and partly discretionary application of such criteria in the lawsuits affecting our loan portfolio could have a material adverse effect on the interest rates we charge and on our operating results.

To date, the Mexican Courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public.

We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints

As noted above, our business and operations are subject to increasingly significant rules and regulations that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, include allowance for impairment losses and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the Mexican Central Bank and regulatory authorities that authorize, regulate and supervise us.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions, and restricting dividends or bonuses to employees in case of a decrease of capital. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling clients considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. The regulators could conclude that our products cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Regulations require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities, including the revocation of our authorization and the intervention in our operations. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

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

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.1,342 million in 2012, Ps.1,544 million in 2013, Ps.1,887 million in 2014, Ps.2,238 million in 2015 and Ps.2,631 million in 2016.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.” These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services. Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses). In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations. Pursuant to the Law for the Protection and Defense of Financial Services Users, the CONDUSEF is entitled to, among other things, initiate class actions against Mexican financial institutions in connection with events of any nature that affect groups of users of financial services. See ”Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, thus, could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not consider all risks. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or Information Technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the excessive costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Changes in our pension liabilities and obligations could have a material adverse effect on us.

We provide retirement benefits for many of our former and current employees through defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, or others. The accounting and disclosures are based on IFRS. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

Any increase in the current size of the deficit in our defined benefit pension plans could result in us having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts, which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements and disclosures of financial instruments, deferred tax assets, impairment of financial assets classified as available-for-sale, allowance for impairment losses and provisions for off-balance sheet risk, defined benefit plans, goodwill and business combinations, impairment of goodwill and provisions and contingent liabilities.

The valuation of financial instruments measured at fair value can be subjective, in particular where models use significant inputs not observable in market data. Given the uncertainty and subjectivity associated with valuing such instruments, it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgment, estimates and assumptions we use in preparing our audited financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized in 2015 or 2016, there can be no assurances that we will not have to recognize any impairment or write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Increased competition, including from non traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operation.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. We anticipate that we will encounter greater competition as we expand our operations. In addition, certain of our competitors, such as “non-regulated Sofomes,” are financial companies which are not regulated and thus, not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements. As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and, particularly, may be more aggressive in their loan origination activities. However, non-regulated Sofomes, are subject to the supervision and oversight of the CNBV, but only with respect to compliance with anti-money laundering and anti-terrorism preemptive regulations.

Our main competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat.

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2016, Mexico’s ten largest domestic banks, measured in terms of assets, held 85.33% of the total assets in the Mexican banking system. Six of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, recent rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of clients) by complying with de minimum requirements, which are likely to result in banks losing clients to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Additionally, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects and our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.

Non-traditional providers of banking services, such as internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business.

The rise in customer use of internet and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

Increasing competition could also require that we increase our interest rates offered on deposits or lower the interest rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate these risks. Continued constraints in the supply of liquidity, including interbank lending, have affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Increases in prevailing market interest rates and in our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in general, and the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a brief period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future, if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into seven groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. During 2016, we changed our risk segmentation from a product focused segmentation to a customer focused segmentation. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. We measure the loss rates for each of the seven groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio. As of December 31, 2016, approximately 67.7% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 3.2%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio. During 2016, our credit card portfolio grew 7.9%. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

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

Moreover, the success of the acquisition or venture will at least in part be subject to several political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2016, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 53% and 57% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on several factors, including our financial strength and conditions affecting the financial services industry generally.

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

Banco Santander Parent’s long-term debt is currently rated investment grade by the major rating agencies: A3 stable outlook by Moody’s Investors Service, A- positive outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In June 2015, Moody’s upgraded Banco Santander Parent’s rating from Baa1 to A3 considering their new banking methodology and in February 2016, they modified their outlook from positive to stable in line with the outlook of the Spain sovereign debt. In October 2015, Standard & Poor’s upgraded Banco Santander Parent’s rating from BBB+ to A- following the upgrade of the sovereign credit rating of Spain. On February 2017, Standard & Poor’s Ratings revised the outlook on the long-term rating on Banco Santander Parent to positive from stable on expected sizable additional loss absorbing capacity (ALAC) buffer; all ratings were affirmed.

On December 22, 2016, Fitch Ratings rated our Viability Rating (VR) 'bbb+', our Long-term Foreign Currency Issuer Default Ratings (IDRs) 'BBB+', and our Short-term Foreign and Local Currency Rating 'F2'. Fitch Ratings has also assigned us a Support Rating of '2' and National Long and Short term rating of 'AAA(mex)/F1+(mex). According to Fitch Ratings our Rating Outlook for the long term ratings is Stable.Our Tier 1 Notes received a long term rating by Fitch Ratings of 'BB'. On December 22, 2016, Moody’s affirmed the Bank’s baa2 baseline credit assessment (“BCA”). Moody's also assigned a Ba1 (hyb) global local currency junior subordinated debt rating and A1.mx (hyb) Mexican National Scale junior subordinated debt rating to the proposed perpetual non-cumulative capital notes with principal conversion issued by Grupo Financiero Santander México. On December 7, 2016, Fitch Ratings upgraded Banco Santander Mexico’s Long-term Basel III compliant Tier 2 subordinated notes from 'BB+' to 'BBB-'. Subsequently, on December 15, 2016, Fitch Ratings conducted a portfolio review of selected Mexican Financial Institutions (FIs), including Banco Santander México, following the revision of Mexico's sovereign rating outlook from Stable to Negative on December 9, 2016. On June 14, 2016, Moody’s downgraded the BCA to Baa2 but confirmed the Bank's adjusted BCA of Baa1. Moody´s confirmed the Bank’s global and local foreign currency deposit ratings and senior unsecured debt ratings of A3, the foreign currency subordinated rating of Aaa.mx, the Long-term counterparty risk assessment of A2(cr) and the Short-term counterparty risk assessments of Prime-1(cr). On April 4, 2016, Moody’s placed on review for downgrade the BCA and adjusted BCA, as well as the global and local foreign currency deposit ratings and senior unsecured debt ratings, the foreign currency subordinated rating and the long and short counterparty risk assessments of certain Mexican Banks, including Banco Santander México. On February 12, 2014, Moody’s raised the long-term foreign currency deposit and issuer ratings of some of the main Mexican banks, including Banco Santander Mexico, from Baa1 to A3. This decision mirrored Moody’s upgrade of Mexico’s government bond ratings to A3, from Baa1. Our long-term debt in foreign currency is currently rated BBB+ with a stable outlook by Fitch Ratings and A3 with a negative outlook by Moody’s.

Our funding costs have generally not been affected by downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt. Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

However, any downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. We estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 15 to 25 basis points for our short-term debt. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 40 to 60 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches. In addition, we estimate that we would be required to post up to U.S.$58.7 in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2016.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

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

Market practices and documentation for derivative transactions in Mexico may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to maintain adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

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

Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our retail loan portfolio. The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. Mexican gross domestic product (GDP) growth in 2013 posted a sharp decline, but improved during 2014 at 2.2%, at 2.5% in 2015 and 2.3% in 2016, consistent with the Mexican cyclical economic history. We can provide no assurance that GDP growth rates will continue to increase, or that they will not regress.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future.

In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. We can provide no assurances that our new products, even if initially successful, will continue to meet our clients’ needs or be successful in the future.

As we expand the range of our products and services, some of which may be at an early stage of development in the Mexican market, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable it to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. We have in the past experienced losses due to claims of mis-selling in and may do so again in the future.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis and the implementation and use of digital technologies. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive and improve the way we provide financial services to our customers. For 2017, 50.52% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and the implementation of new digital technologies in a timely manner could have a material adverse effect on us.

We may not be able to detect or prevent money laundering and other illicit activities fully or on a timely basis could expose us to additional liabilities and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism, anti-corruption, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include anti-money laundering training for our employees and reporting suspicious transactions and activity to appropriate law enforcement following full investigation by our anti-money laundering compliance personnel. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. Anti-money laundering sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our licenses.

The reputational damage to our business and brand would be severe if we were found to have breached anti-money laundering or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our bank products and services from being used by criminals for illegal or improper purposes. Any such risks could have a material adverse effect on us.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of having breached anti-money laundering, anti-terrorism, or sanctions requirements, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as many assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV. As of the date of this annual report on Form 20-F, we have not experienced information security problems and we have not had to report any such events to the CNBV. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Internet banking, ATMs and branches are the main distribution channels that are subject to this risk in Mexico.

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

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g., by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures in Mexico. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

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

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of others and us in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We rely on third parties for important products and services.

Third-party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, Internet connections and network access. Third parties can be sources of operational risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with our third-party vendors. As our interconnectivity with these third parties increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of its operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties, including as a result of them not providing us their services for any reason or their performing services poorly, or employee misconduct, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business, affecting our results of operations and financial condition. Replacing these third-party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We have entered into several administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2016, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.3,995 million, or 15.80% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

From December 31, 2014 to December 31, 2015, total loans and advances to customers (excluding reverse repurchase agreements) grew by 17.3% to Ps.554,026 million (U.S.$32,120 million), while our consumer loans to individuals grew by 20.8% to Ps.92,541 million (U.S.$5,365 million). In addition, on November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat. The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and the fair value of the acquired loan portfolio was Ps.3,002 million. From December 31, 2015 to December 31, 2016, total loans and advances to customers (excluding reverse repurchase agreements) increased by 8.2% to Ps.599,528 million (U.S.$29,076 million), while our consumer loans to individuals grew by 9.0% to Ps.100,879 million (U.S.$4,892 million).

The expansion of our loan portfolio (particularly in the consumer, SME and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

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

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfilled the requirements provided by the Mexican Commercial Bankruptcy Law (Ley de Concursos Mercantiles) as a result of being in general breach of their payment obligations. In June and November 2015, these two Mexican real estate companies emerged from bankruptcy.

In early December 2014, the remaining Mexican real estate company sent to the relevant court, a request to initiate a pre-arranged bankruptcy. In January 2015, this real estate company was declared bankrupt under the Mexican Commercial Bankruptcy Law, which was declared concluded by the Mexican authorities in February 2016.

As of December 31, 2016, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.2,201 million, which represents 0.38% of our total loans and advances to customers (excluding reverse repurchase agreements) and 0.16% of our total assets, of which the full amount was composed of non-performing loans. As of December 31, 2016, we have made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio, and we consider that this allowance for impairment losses is adequate to cover all known or knowable losses that could arise from this loan portfolio.

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns, directly 74.97% of our common stock (including Series B and Series F shares). Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:

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

We have acquired controlling interests in various companies and have engaged in other strategic partnerships. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. These acquisitions may be acquisitions of assets or of existing operations, such as our acquisition of a non-revolving consumer loans portfolio from Scotiabank Inverlat in April 2015. However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities. Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. The integration of acquired businesses entails significant risks, including:

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

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and we are a party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve many parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2016, we have set aside Ps.1,394 million (U.S.$68 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e of our audited financial statements. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Negative and fluctuating economic conditions, such as a changing interest rate environment, affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Mexico. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2009, GDP, decreased by approximately 4.7% and inflation reached 3.6%. In 2010, GDP was 5.1% and inflation was 4.4%. In 2011, GDP was 4.0% and inflation was 3.8%. In 2012, GDP increased 4.0% and inflation reached 3.6%. In 2013, GDP increased 1.3% and inflation reached 4.0%. In 2014, GDP increased 2.2% and inflation reached 4.1%. In 2015, GDP increased 2.5% and inflation reached 2.1%. In 2016, GDP increased 2.3% and inflation reached 3.4%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 4.3%, 3.8%, 3.0%, 2.98% and 4.17% for 2012, 2013, 2014, 2015 and 2016, respectively. Relative to the U.S. dollar, the peso appreciated by 5.5% in 2010, depreciated by 12.9% in 2011, appreciated by 7.9% in 2012, depreciated by 1.7% in 2013, depreciated by 12.7% in 2014, depreciated by 16.7% in 2015, and depreciated by 19.54% in 2016, closing at Ps.20.62 per dollar, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation or deflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso or by changes in oil prices. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower-margin services and products. Because a significant percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

Political events in Mexico could have a material adverse effect on us.

The Mexican government exercises considerable influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies. As a result, the actions of the Mexican government concerning the economy and regulating certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Presidential and federal congressional elections in Mexico were held in July 2012.  The candidate from the Partido Revolucionario Institucional, Enrique Peña Nieto, took office in December 2012.  As part of its electoral platform, the current administration along with the Mexican Congress approved significant reforms such as labor, energy, fiscal, education, telecommunications, transparency and financial reforms, which are in different stages of implementation. In 2015, federal elections for the House of Deputies and nine governorships took place, with the Partido Revolucionario Institucional winning 207 seats, while the Partido Acción Nacional and Partido de la Revolución Democrática won 109 and 60 seats, respectively. In 2016, 12 states held elections for governor, with the Partido Acción Nacional winning 7 states and Partido Revolucionario Institucional 5 states. For these elections Partido Revolucionario Institucional and Partido Acción Nacional formed coalitions with other parties such as Partido de la Revolución Democrática, Partido Verde Ecologista de México, Partido del Trabajo, Pacto Social de Integración, among others. In 2017, the election for governor for Estado de Mexico will likely be the most important electoral process, in preview of the presidential elections of 2018. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

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

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and operating results. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis. According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while the IPC fell by 36% in the same period. In 2012, 2013 and 2014, the Dow Jones Industrial Average increased by 7%, 27% and 8%, respectively, but fell 2.2% in 2015 and increased by 13% in 2016, while Mexico’s Stock Exchange Prices and Quotations Index increased by 17.9% in 2012, decreased by 2.2% in 2013, increased by 1.0% in 2014, decreased by 0.4% in 2015 and increased by 6.2% in 2016.

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse change in U.S. trade or other policy with respect to Mexico or change in the U.S. economy, such as higher interest rates or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican Economy. In particular, the normalization of monetary policy in the U.S. and the new U.S. administration’s policies on trade and immigration, particularly towards Mexico, have caused an increase in the volatility of the peso/dollar exchange rate. In addition, the relative strength of the dollar against other currencies, including the Mexican peso, could impact manufacturing’s contribution to growth, thus affecting economic activity in Mexico. Thus, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and 2012, the developments in the global economy, and particularly in Europe, increased the risk premiums in global credit markets, which in turn generated volatility in the Mexican financial markets. Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy was not materially affected by it. In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy in the short and medium-term resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging markets, including Mexico. In 2014 and 2015, the U.S. economy showed signs of improvement with an annual GDP growth rates of 2.4% and 2.4%, respectively, which caused the Federal Reserve System to begin normalizing its monetary policy by ending its quantitative monetary stimulus, and increasing the U.S. Federal Reserve’s reference rate by 25 basis points in December 2015, and by 25 basis points in 2016. Such monetary policy normalization, together with a sharp decline in oil prices and the results of the 2016 U.S. presidential election, resulted in increased volatility in the financial markets and increased uncertainty regarding the recovery of certain economic zones in Europe, China and most emerging markets. We cannot assure you that events in Europe, the United States or elsewhere will not materially and adversely affect us in the future.

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

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law, we are responsible secondarily and without limitation for the performance of the obligations incurred by our subsidiaries as a result of the authorized activities of such subsidiaries, and we are fully responsible for certain losses of our subsidiaries, up to the total amount of our assets. For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and capital reserves are less than the subsidiary is required to maintain under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations. If Banco Santander Mexico is deemed to have losses, it will not be allowed to pay any dividends or transfer any monetary benefit to us as a shareholder, from the date on which the IPAB determines Banco Santander Mexico’s losses up to the date on which the CNBV determines we have complied with the provisions contained in the Mexican Financial Groups Law regarding the Statutory Responsibility Agreement (including the payment of applicable losses).

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

Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have affected the way in which we conduct our foreign-currency cash business and have resulted in an enhancement of our systems and the reinforcement of our compliance measures. Our failure to detect and report anti-money laundering activities may result in fines and penalties and may have an adverse impact on our business and results of operations.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

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

We are subject to substantial regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition. In addition, we are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

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

As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses. The statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and application of those laws and regulations by regulators is also subject to change. The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity. These and other regulatory reforms adopted or proposed in the wake of the previous financial crisis or resulting from subsequent events in Mexico, the United States or worldwide have increased and may continue to materially increase our operating costs and negatively affect our business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products or services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for loan losses. Such regulators may require us to increase our allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

Our bank subsidiary is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with back-up capital of 2.5% which gives a total of 10.5% minimum requirement (including the capital conservation buffer), plus, within a four year period starting December 31, 2016, a systemically important bank supplement of 1.20% imposed on the Bank due to its classification as Grade III and a countercyclical capital supplement. Any failure by us to maintain this minimum will result in administrative actions or sanctions which may affect our ability to fulfill our obligations, including losing our banking license.

In response to the financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive capital and liquidity framework, known as Basel III. The Basel III framework includes heightened capital standards reflecting increases in both the quality and quantity of the regulatory capital base and enhancements to the risk coverage of the capital framework. The Basel III minimum risk-based capital ratio standards require a minimum ratio of 8% over total risk-weighted assets from which a minimum of 4.5% concerns Ordinary Level 1 Capital risk-weighted assets and a minimum of 6% over risk-weighted assets Total Capital Level 1 (Ordinary Level 1 Capital plus Additional Level 1). In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers that must be maintained above the minimum capital requirements in order to avoid corrective measures from CNBV. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer, a variable surcharge of up to 2.5% for certain global systemically important banks and a countercyclical buffer of up to 2.5% (during excessive credit growth periods) and a systemic entities buffer up to 3.5%, to be deployed at the discretion of national regulators. Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements. The Basel III capital standards are intended to be implemented at the national level subject to transitional arrangements, with the principal requirements being phased in from January 2013 to January 2019 and the remaining requirements fully effective in 2022. Since being first finalized in 2010, the Basel III capital standards have continued to evolve, with the Basel Committee issuing new standards on, among other things, the measurement of risk-weighted assets for counterparty credit risk, exposures to central counterparties and market risk.

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

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance reached 60% in 2015, and should gradually increase to 100% by 2019.

Our LCR levels exceeded 100% throughout 2016, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Official Gazette of the Federation the “General Liquidity Requirements for Banking Institutions” as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014 (the “General Liquidity Requirements”). The effective date of the General Liquidity Requirements was January 1, 2015.

On December 31, 2015, the CNBV published in the Official Gazette of the Federation, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

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

During 2015, the CNBV and the Mexican Central Bank modified general regulatory dispositions related to operational risk, counterparty risk, market risk and credit risk, including the following modifications:

•	Operational risk: on December 16, 2016 the CNBV approved Banco Santander Mexico’s request made to use the Alternate Standard Approach (ASA) to estimate and report, from November onwards, the capital requirement for operational risks.

•	Counterparty risk: a risk exposure was incorporated to account for the future potential increase of transactions with derivatives and departure from their actual value. The focus on capital requirements was modified and directed to the counterparty, considering the benefits of compensation contracts that allow the counterparty assumption of the exposition risk in favor of the banks. Additionally, capital requirements were increased for standard derivative transactions or transactions liquidated through clearinghouses from 0% to 2% (minimum), and, furthermore, additional capital requirements for institutions with direct exposure to clearinghouses were established.

•	Market risk: a new capital requirement was established for short trading positions, along with a capital requirement for transactions with options which consider changes on subjacent value (gamma) and market volatility (vega). A capital requirement was also set for merchandise, and gold was included in the currencies capital requirements. On the other hand, capital requirements for liquidation on stock positions were eliminated, and specific market capital requirements were adjusted to 8% considering the correlation of the portfolio with the market.

•	Credit risk: criteria to determine the credit risk applicable to various levels of exposure to financial entities, corporations and stocks were modified. For Internal Ratings-Based (IRB) approach models, the following requirements were modified: a loss severity of 10% for mortgages, changes in the default definition for restructured credits and additional requirements to the interim models certification test.

•	There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

On June 22, 2016, the CNBV published in the Official Gazette of the Federation a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

In accordance with the aforementioned regulatory requirements set forth by the CNBV, banking institutions must publish their leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2016 was 6.35%, as of November 30, 2016, was 7.04%, as of October 31, 2016 was 7.82%, as of September 30, 2016 was 7.72%, as of June 30, 2016 was 7.43%, as of March 31, 2016 was 7.33%, and as of December 31, 2015 was 7.24%.

The Mexican government has exercised, and continues to exercise, considerable influence over the Mexican economy, including to control inflation. This involvement, together with Mexico’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

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

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2016, approximately 17.05% of our total assets and 74.92% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

2016 U.S. Presidential Election

The results of the 2016 United States presidential and congressional elections have generated volatility in the global capital markets and have created uncertainty about the relationship between the United States and Mexico. This volatility and uncertainty, as well as changes in administrative and governmental policies of the new administration may affect the Mexican economy and may materially harm our business, financial condition and results of operations. The current U.S. presidential administration has suggested that it is not supportive of the North American Free Trade Agreement (“NAFTA”) and has suggested that the administration may implement changes with respect to United States policy regarding immigration from Mexico. It remains unclear what specifically the new administration will seek to do with respect to these matters. Any material change to United States trade, particularly any modification to the financial services chapter included in NAFTA, tax or immigration policy with respect to Mexico could have a material adverse effect on the Mexican economy, which could adversely affect credit quality and dampen business volumes.  Additionally, since the election, the Mexican peso and interest rates in Mexico have experienced a period of heightened volatility.  If such conditions continue or if economic conditions in Mexico are otherwise negatively affected, our business, financial condition and results of operations may also be negatively affected. In particular, the increased risk of further depreciation in the peso together with increased inflation and potential limits on exports from Mexico to the United States could have a material adverse effect on our clients and their ability to repay indebtedness to us.

Risks Relating to the ADSs and Our Series B Shares

Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.

Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for enough shares to maintain their existing ownership percentage. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions. We cannot assure you that we will file a registration statement with the SEC or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

Holders of ADSs may be unable to exercise voting rights with respect to the Series B shares underlying their ADSs at our shareholders’ meetings.

We will not treat holders of ADSs as our shareholders and they may not be able to exercise shareholder rights. The depositary is the holder of the Series B shares underlying the ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Series B shares will receive notice of shareholders’ meetings generally through publications in newspapers of wide distribution in Mexico and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the way in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares. The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;

•	distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Mexican pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Mexican pesos received into U.S. dollars, or while it holds the Mexican pesos, you may lose some or all of the U.S. dollar value of the distribution;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take or be required to take actions under the deposit agreement that might have adverse consequences for some ADS holders in their particular circumstances.

As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

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

Actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders’ derivative suits, which benefit us (as the affected company) rather than affected shareholders directly. Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in Mexico than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States. The duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law and have not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain. Although Mexico recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits. There has not been a considerable number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action. As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

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

Prior to our initial public offering of ADSs, there was no public market for our ADSs and substantially no liquidity of our Series B shares. Our ADSs are listed and traded on the NYSE under the symbol “BSMX.” Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol “SANMEX.” At December 31, 2016, we had 6,786,394,913 shares of common stock outstanding, including 3,322,085,768 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

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

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2016, total market capitalization amounted to U.S.$363.5 billion and the financial services sector in terms of market capitalization represented approximately 11.5% of the aggregate market capitalization of the Mexican Stock Exchange. Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

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

General

We are the second-largest financial services holding company in Mexico based on total assets, third in terms of total loans and deposits and fourth in terms of net income as of December 31, 2016, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was fully divested in December 2013.

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

History

We were founded on November 14, 1991 in Mexico City, Mexico under the name Grupo Financiero InverMexico organized under the laws of Mexico. In 1997, we were renamed Grupo Financiero Santander Mexicano and in 1998, we merged with Grupo Financiero Santander Mexico, S.A. de C.V., with Grupo Financiero Santander Mexicano as the surviving entity. In 2000, we acquired Grupo Financiero Serfin, S.A. and merged with that entity, with Grupo Financiero Santander Mexicano as the surviving entity. We were renamed Grupo Financiero Santander Serfin, S.A. de C.V. in 2001.

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

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering. The selling shareholders, Banco Santander Parent and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

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

On July 24, 2015, Banco Santander Parent made us an offer to purchase our custodial business, which we accepted. The agreed sale price was Ps.1,191 million. The transfer of the custodial business was subject to the following conditions: (i) the offer was valid until June 30, 2016; (ii) the offer was subject to the same conditions established in the global agreement signed by Banco Santander Parent in connection with the sale of the custodial businesses in Spain, Mexico and Brazil; (iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose purpose was the operation of the custodial business in Mexico; (iv) the offer was dependent on the global transaction, which if was terminated, would also lead to the termination of the transaction in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

Banco Santander Parent has not submitted a new offer, nor have we received any other notice, terminating such transaction. Banco Santander Parent received, in August 2016, the authorization of the Mexican authorities for the incorporation and operation of Banco S3 México, S.A., Institución de Banca Múltiple, whose activities shall be focused to the specialized business of deposit, custody and management of securities and cash in Mexico. It is expected that Banco S3 México, S. A., Institución de Banca Múltiple, will initiate operations by the end of 2017.

On September 8, 2015, Banco Santander Parent acquired 14,428,432 Series “B” shares which were owned by Santander Overseas Bank Inc., representative of the 0.21% of the share capital of Grupo Financiero Santander Mexico.

Banco Santander Parent, which directly owned 51.26% of our capital stock, executed on May 12, 2016, a share purchase agreement to acquire the 23.71% of Grupo Financiero Santander Mexico’s capital stock held by Santusa Holding, S.L. (Banco Santander Parent wholly-owned subsidiary), pursuant to which Banco Santander Parent became the direct owner of 74.97% of our capital stock.

On December 29, 2016, we issued perpetual subordinated non preferred contingent convertible additional Tier 1 capital notes in an aggregate principal amount of U.S.$ 500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture dated as of December 27, 2016, which we refer as the Tier 1 notes. Banco Santander Parent purchased U.S.$ 441,095,000 aggregate principal amount of the Tier 1 notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities Outstanding—The Additional Tier 1 Capital Notes”.

On December 21, 2016, the SHCP authorized the merger of Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging entity with Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México and Santander Holding Vivienda, S.A. de C.V. both as merged entities. The merger was effective on January 1, 2017.

We constantly endeavor to maximize the operative and capital proficiency of our structure, which is why we are evaluating internal restructuring alternatives, including mergers among certain of our subsidiaries, as well as mergers among our subsidiaries and us.

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

In November 2012, Banco Santander Mexico completed a debt offering of U.S.$1.0 billion in senior notes in the domestic and international markets. In November 2012, Banco Santander Mexico issued senior notes in an aggregate principal amount of U.S.$1.0 billion, in accordance with the Rule 144A of the Securities Act, under an indenture dated as of November 9, 2012. The notes mature on November 9, 2022, and bear interest at a rate per annum equal to 4.125%. Interest is paid semi-annually in arrears on May 9 and November 9 of each year.

In November 2013, Banco Santander Mexico completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. Prior to the acquisition, ING Hipotecaria provided mortgage-related products and services to more than 28,000 clients and operated 20 branches throughout Mexico. The net assets acquired amounted to Ps.395 million which includes a loan portfolio with an unpaid principal balance of Ps.11,237 million, and an estimated fair value of Ps.10,772 million. A loan portfolio of approximately Ps.363 million was expected to be uncollectible at the time of the acquisition. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$31.4 million) for ING Hipotecaria’s equity. This acquisition solidified Banco Santander Mexico’s position as the second-largest banking mortgage provider in Mexico with an estimated market share of 17.7% as of December 31, 2013, 18.9% as of December 31, 2014, 19.3% as of December 31, 2015, and 18.7% as of December 31, 2016. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

On December 13, 2013, ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda. In February 2014, Santander Vivienda obtained the permits required to change its legal name.

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

On July 24, 2015, Banco Santander Parent made us an offer to purchase our custodial business, which we accepted. The agreed sale price was Ps.1,191 million. The transfer of the custodial business was subject to the following conditions: (i) the offer was valid until June 30, 2016; (ii) the offer was subject to the same conditions established in the global agreement signed by Banco Santander Parent in connection with the sale of the custodial businesses in Spain, Mexico and Brazil; (iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose purpose was the operation of the custodial business in Mexico; (iv) the offer was dependent on the global transaction, which if was terminated, would also lead to the termination of the transaction in Mexico; and (v) the transaction should be formalized through the signing of the respective contracts.

Banco Santander Parent has not submitted a new offer, nor have we received any other notice, terminating such transaction. Banco Santander Parent received, in August 2016, the authorization of the Mexican authorities for the incorporation and operation of Banco S3 México, S.A., Institución de Banca Múltiple, whose activities shall be focused to the specialized business of deposit, custody and management of securities and cash in Mexico. It is expected that Banco S3 México, S. A., Institución de Banca Múltiple, will initiate operations by the end of 2017.

On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat. The acquisition was completed in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and a fair value of Ps.3,002 million.

Capital Expenditures and Divestitures

In 2014, our capital expenditures were Ps.2,479 (U.S.$143.7), 58.1% (Ps.1,439) of which was for information technology and the remainder of which was for furniture, fixtures and equipment (Ps.1,040). In 2015, our capital expenditures were Ps.2,911 million (U.S.$168.8 million), 71.4% (Ps.2,078 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.833 million). In 2016, our capital expenditures were Ps.2,946 million (U.S.$142.9 million), 77.4% (Ps.2,280 million) of which was spent on information technology and the remainder Ps.666 million which was spent on furniture, fixtures and equipment.

On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat as described above. The acquisition was made in two tranches, closing on April 4 and April 19, 2015. The acquisition was finalized in April 2015 after obtaining the applicable regulatory approvals.

At the end of 2015, we proudly finished our plan to add 200 new branches to our distribution network. The expansion cost approximately Ps.1.03 billion and it was funded using our working capital.

For 2017, we have a capital expenditures budget of Ps.6,043 million (U.S.$293 million), 70.4% of which (Ps.4,254 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,789 million). Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2017 capital expenditures.

Public Takeover Offers

No matters to report.

B.	Business Overview

Overview

We are the second-largest financial services holding company in Mexico based on total assets, third in terms of total loans and deposits and fourth in terms of net income as of December 31, 2016, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services. Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, and Casa de Bolsa Santander, our brokerage subsidiary. Gestión Santander, our former asset management subsidiary, was completely divested in December 2013. As of December 31, 2016, we had total assets of Ps.1,350,975 million (U.S.$65,520 million) and total equity of Ps.107,286 million (U.S.$5,203 million), and for the year ended December 31, 2016, we had net income of Ps.16,504 million (U.S.$799 million), which represented a return-on-average equity, or ROAE, of 14.41% for that period. Our most significant subsidiary is Banco Santander Mexico, which as of December 31, 2016 accounted for 99.90% of our total assets and 98.76% of our shareholders’ equity, and for the year ended December 31, 2016 accounted for 100.15% of our net income. As of December 31, 2016, Banco Santander Mexico had total loans, net of allowance for impairment losses, of Ps.581,622 million (U.S.$28,208 million), total deposits of Ps.776,924 million (U.S.$37,679 million) and 1,364 offices located throughout Mexico. We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and medium and large companies in Mexico, while also providing integrated financial services to low-income individuals. We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, information technology systems and our internal practices, as well as enhancing our distribution channels in order to maximize service in our key client segments.

The following chart sets forth the Retail Banking and Global Corporate Banking operating segments of the Bank and their main focus.

Retail Banking	Global Corporate Banking

Focusing on the following categories of clients:

•      Individuals, with a net wealth of less than Ps.5 million, categorized as classic, preferred, premier or select

•      Private banking, for individuals with net wealth in excess of Ps.15 million

•      Individuals, with a net wealth between Ps.5 million and Ps.15 million are attended to by either the Individuals segment or the Private Banking segment described above, depending on the product offerings that would suit them best

•      SMEs, with annual gross revenues of less than Ps.200 million

•      Middle-market corporations, with annual gross revenues of more than Ps.200 million that are not clients of Global Corporate Banking

•      Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities

Offering our largest clients (mainly Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:

•     Global transaction banking (GTB), which includes cash management, working capital solutions, security services and trade finance solutions

•     Financial Solutions and Advisory (FS&A), which includes origination, structuring and distribution of structured credit and debt products, debt capital markets, project finance and asset based finance

•     Corporate finance, which includes mergers and acquisitions and equity capital markets services

•      Markets, including “plain vanilla” and tailored fixed income, foreign exchange and equity investment and hedging solutions and brokerage services

•     Global Corporate Banking products and solutions for retail customers, which offers retail segment clients’ tailor-made corporate banking products and solutions in order to meet specific needs

In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above. These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Corporate Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment. Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2014		2015		2016		2014		2015		2016
	(Millions of pesos)
Retail Banking	Ps.	33,316	Ps.	37,515	Ps.	42,277	Ps.	12,270	Ps.	12,838	Ps.	15,152
Global Corporate Banking		3,971		4,081		4,932		4,226		3,578		5,517
Corporate Activities		324		1,430		1,974		334		1,882		1,200
Total	Ps.	37,611	Ps.	43,026	Ps.	49,183	Ps.	16,830	Ps.	18,298	Ps.	21,869

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2014		2015		2016
	(Millions of pesos, except percentages, offices and customer data)
Offices(1)		1,322		1,354		1,364
Customers		11,725,423		12,471,093		13,553,067
Total assets	Ps.	949,983	Ps.	1,176,035	Ps.	1,350,975
Loans	Ps.	457,255	Ps.	535,277	Ps.	581,645
Deposits(2)	Ps.	447,627	Ps.	739,846	Ps.	792,526
Total equity	Ps.	102,287	Ps.	109,660	Ps.	107,286
Non-performing loans as a percentage of total loans(3)		3.90%		3.56%		2.93%
Efficiency(4)		41.70%		40.58%		39.11%
ROAE(5)		13.54%		13.22%		14.41%

(1)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas — including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select and, box offices and corner Select) and Santander Select units (módulos).

(2)	Includes Demand, Time deposits, Repurchase agreements, and Deposits from the Mexican Central Bank and credit institutions.

(3)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(5)	Calculated based upon the average daily balance of equity.

Banco Santander, S.A., or Banco Santander Parent, is our controlling shareholder and owns, directly 74.97% of our total capital stock. We believe that our relationship with Banco Santander Parent and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico. As of December 31, 2016, the Santander Group had total assets of €1,339.1 billion (U.S.$1,414.1 billion), equity of €102,699.0 million (U.S.$108,450.2 million) and a market capitalization of €72,314 million (U.S.$76,363.6 million). It also generated an attributable profit of €6,204.0 million (U.S.$6,551.4 million) in the year ended December 31, 2016. We represented approximately 8% of the Santander Group’s attributable profit in the year ended December 31, 2016, making us the fifth largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2016, according to the annual report of the Santander Group for 2016.

The Santander Group had 12,235 branches, 188,492 employees and an attributable profit of €6,204.0 million (U.S.$6,551.4 million) for the year ended December 31, 2016, according to the annual report of the Santander Group for 2016.

Our Competitive Strengths

Leading market position in select categories

We rank second in terms of total assets, third in terms of total loans and deposits and fourth in terms of net income among financial groups in Mexico as of December 31, 2016, according to information published by the CNBV, with market shares of 15.7%, 14.7%, 15.5% and 12.7%, respectively, as of December 31, 2016, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Banco Santander Mexico, our commercial bank subsidiary, ranks second in terms of net income and total assets among private-sector banks in Mexico, with market shares of 14.7% and 15.8%, respectively, as of December 31, 2016, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2016, according to information published by the CNBV. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2016
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	3	14.0%	14.7%
Deposits	3	3	14.4%	15.5%
Total assets	2	2	15.8%	15.7%
Asset quality(4)	5	4	-	-
Total equity	3	5	12.5%	11.7%
Net income	2	4	14.7%	12.7%
Efficiency(5)	2	3	-	-
ROAE(6)	3	2	-	-

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)	Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share data based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record

We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels for Banco Santander Mexico of 14.3%, 13.2%, and 14.4% in 2014, 2015 and 2016, respectively, as determined in accordance with Mexican Banking GAAP, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2016, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. From December 31, 2011 to December 31, 2016, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 40 basis points, from 14.4% to14.8%, as determined in accordance with Mexican Banking GAAP, according to CNBV data. We are the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2016, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, Internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner. We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios. As of December 31, 2016, we had approximately 1.84 million customers with pre-authorized credit offers. We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2016, we were the third most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others. We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

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

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.653 billion, or 52.5%, of our total liabilities as of December 31, 2016. As of December 31, 2016, customer deposits represented 82.3% of our total deposits. Since Banco Santander Mexico is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements. We believe Banco Santander Mexico has attractive capitalization levels based on its Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2016, our total capitalization ratio was 15.7%, comprised of Tier 1 capital ratio of 11.8% and Tier 2 capital ratio of 4.0%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly-experienced management team. Our senior management has an average of 21 years of experience in the financial industry and 11 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 7.94% since 2008, as determined in accordance with Mexican Banking GAAP, compared to 7.45% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

During 2016, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our clients’ primary bank and (ii) being leaders in profitable growth.

Based on our strong profitability and growth in key business lines, we will continue targeting retail banking for Mexico’s upper class, emerging middle class, SMEs and middle-market corporations, the most dynamic and profitable segments of the Mexican economy. We will strengthen our focus on client attraction, client loyalty, deposit growth, the transformation of our distribution and operational model and enhancing our leading banking franchise in Mexico while attaining sustained profitable growth.

We intend to achieve these objectives through the following strategies:

Establish a client centric model that places the customer at the core of our business while we continue to expand and develop our customer base and further enhance customer loyalty

Customers are our main focus and our priority with respect to all of our commercial efforts. We seek to differentiate Santander Mexico by providing exceptional service and attractive value, allowing us to increase customer loyalty. We believe this model will allow us to strengthen our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and become their primary bank. We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in four main categories: “select,” “premier,” “preferred” and “classic” customers. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.

On May 23, 2016, we launched “Santander Plus” an innovative and comprehensive program focused on client attraction, transactionality, loyalty and digitalization. To join the program, customers have to transfer their payroll account to Santander México and become a digital customer by using internet or mobile banking services. Benefits include cash backs in direct debits and in a select suite of entertainment venues, as well as preferential rates in saving accounts. Furthermore, following our goal to adapt to our customers’ needs and lifestyle, in September 2016, we added additional benefits to our Santander Plus program, such as "Consumer Credit" pursuant to which we give our customers cash back for the opening commission when contracting payroll, cash or express line credits and "Santander Event Protection" which awards our clients who have at least two insured assets with us (home, auto, health and life), with a certificate to celebrate the occurrence of certain important events in their lives. We believe this initiative will become one of our principal engines to attract high potential clients and a valuable tool to foster its loyalty and become their primary bank. As of December, 2016, over 1.5 million customers have signed up for this program, of which 52% are new customers.

Furthermore, to take advantage of the new payroll portability regulations, we are seeking to leverage our unique position in the corporate, middle-market and SMEs segments to attract new payroll customers and grow our individual demand deposit base.

Upgrade and enhance our technological platforms and infrastructure and expand our product offering in order to offer our customers innovative & quality services that satisfy their dynamic demands

We are upgrading and enhancing our technological platforms and infrastructure in order to meet our clients’ dynamic needs by providing them with high-quality and innovative products and services. In order to be able to achieve this goal, our strategy requires the digitalization of our businesses.

In order to secure our offerings with a client centric vision, we will continue to improve our CRM tool to drive strategies based on market intelligence; we plan to offer new products and services to existing customers based on our customer segmentation and the development of value-added offerings. Our goal in managing customer relationships is to position our customers at the heart of our business strategy. By improving our information technology systems and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about current and future needs and the behavior of our customers. We believe that this business intelligence will enable us to define our customer segments in greater detail according to the life cycle and income levels, as well as improving the way we serve our customers through various distribution channels.

We will also continue to invest in creating and maintaining strong business support and commercial processes to make our products and services more accessible and improve our relationships with our clients. For example, we have developed a fully integrated commercial network, which manages customer product offerings through an internally designed CRM tool that makes it easier for branch executives to know their portfolios and to approach customers with specific and tailored product offerings, in addition we also defined differentiated on boarding service model optimizing the accounts opening and the digital contracting of loans for our clients and non-clients.

We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on profitable products such as insurance, mortgages, credit cards, personal loans, SMEs and middle-market corporations loans where we believe there is an opportunity to increase our market share. For our non-retail clients, we will continue to offer through our Global Corporate Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others. We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to seek to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses. In addition, we have established a division that is focused on enhancing the quality of our products and processes.

During 2016, we continued to strengthen our mortgage business through the implementation of competitive commercial actions. On November 16, 2016, we launched “Santander Personal Mortgage” which offers the only mortgage loans in Mexico at a personalized interest rate, adjusted to each of our customers’ risk profile and needs such as loan-to-value and term. Furthermore, clients who benefit from Santander Personal Mortgage are also entitled to enjoy the benefits of Santander Plus, provided certain conditions are met.

Another initiative to attract and retain customers is the co-branded Santander-Aeroméxico credit card launched in February 2016, as a result of a 10-year exclusive alliance with Mexico’s leading airline. So far, more than 430,000 cards have been issued, 30% of which were for new customers.

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending, SMEs lending and middle-market corporations). At the same time, we intend to continue developing our profitable and client-centered global corporate banking. To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products with customer centricity, as well as seek to capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America. Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic channels, as well as the cross-selling of products and tailored services to increase the number of products used by each of our clients. We intend to achieve this objective through ongoing technological innovation, development of lasting relationships with our customers and by cross-selling credit products, such as mortgage loans, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our clients. We aim to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform and by continuing to focus on the development of innovative products aimed at satisfying the needs of each of our different client segments.

Capitalize on our risk management practices, cost-efficient culture and efficient capital allocation to promote profitable and sustainable growth

As we pursue our growth and profitability objectives, we will sharpen our focus on profitability and efficiency, by seeking to be a more balanced bank with a higher share of consumer loans and lower cost deposits. We aim to underpin this strategy through efficient capital allocation, strong risk management, an efficient overhead structure and productive investments. We will continue applying risk policies aimed at generating an appropriate return of our risk-weighted assets. We intend to continue to carefully monitor the credit quality of our asset portfolio and adapt our risk policies accordingly, particularly any assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet. We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function ATMs and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy. As of December 31, 2016, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

We have organized our business operations through our principal subsidiaries:

•	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, our operational bank subsidiary; and

•	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, our operational broker-dealer subsidiary.

In addition, as of December 31, 2016, the Bank has three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario and Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda.

On December 21, 2016, the SHCP authorized the merger of Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging entity with Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México and Santander Holding Vivienda, S.A. de C.V. both as merged entities. The merger was effective on January 1, 2017.

The following table shows total assets, net income and total equity of each of our principal subsidiaries (other than Seguros Santander and Gestión Santander, which we sold in 2011 and 2013, respectively) as of and for the year ended December 31, 2016.

	IFRS
	As of and for the year ended December 31, 2016
	Total assets		Net income		Total equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	1,349,632	Ps.	16,536	Ps.	105,226
Santander Consumo		74,416		4,101		17,624
Santander Hipotecario		26,761		1,108		6,359
Santander Vivienda		7,093		(911)		685
Casa de Bolsa Santander		815		14		1,024

(1)	Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of December 31, 2016 accounted for approximately 99.90% of our total assets, 98.08% of our total equity and 100.19% (excluding certain eliminations) of our net income. Banco Santander Mexico’s principal sources of funding are customer deposits. Customer deposits typically represent a substantial portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network. Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits currently cover most of Banco Santander Mexico’s liquidity requirements. Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multi-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law. Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of December 31, 2016, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. For the year ended December 31, 2016, Banco Santander Mexico had net income of Ps.16,536 million (U.S.$802 million), and as of December 31, 2016, Banco Santander Mexico had total assets of Ps.1,349,632 million (U.S.$64,454 million), total loans, net of allowance for impairment losses, of Ps.581,622 million (U.S.$28,208 million), total deposits of Ps.776,924 million (U.S.$37,679 million) and total equity of Ps.105,226 million (U.S.$5,103 million). As of December 31, 2016, Banco Santander Mexico had 1,364 offices located throughout Mexico and 16,793 employees. Its headquarters are located in Mexico City, and it operates in every state in Mexico.

Banco Santander Mexico provides a broad range of retail and commercial banking services to its customers, including peso- and foreign currency-denominated loans to finance a variety of commercial transactions, trade, foreign currency financial derivatives contracts and credit lines and a variety of retail banking services, including mortgage financing and credit cards. It seeks to offer its customers a wide range of products while providing high levels of service. In addition to its traditional banking operations, Banco Santander Mexico offers a variety of ancillary financial services including financial leasing, financial advisory services, insurance brokerage and investment management.

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

As mentioned before, as of December 31, 2016, Casa de Bolsa Santander had 4,107 customer contracts and Ps.128.4 billion in assets under management, the Company´s own assets accounted for 0.06% of our total and the equity of the Company represented 0.95% of our total equity. In 2016, Casa de Bolsa Santander had net income of Ps.14 million (U.S.$678,972), which represented 0.08% of our net income.

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. As of December 31, 2016, our Retail Banking segment accounted for approximately 80.3% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 77.6% of our total demand and time deposits, 86.0% of our net interest income, 86.5% of our fee and commissions income (net) and 69.3% of our operating profit before tax. Our Retail Banking operations served 13,540,151 customers as of December 31, 2016, an increase of 1,383,547 customers since December 31, 2015.

In 2016, our branch network and alternative channels originated more than 819,908 credit cards, 453,648 consumer loans and 16,272 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.70,000 (U.S.$3,395) and “premier,” if they have a monthly income between Ps.50,000 (U.S.$2,425) and Ps.70,000 (U.S.$ 3,395); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$364) and Ps.50,000 (U.S.$2,425); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$364). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World) services to our select customers. As of December 31, 2016, individuals accounted for 38.9% of our total loans and advances to customers (excluding reverse repurchase agreements) and 30.6% of our deposits. As of December 31, 2016, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 57.5% of our fee income and 33.1% of our operating profit before tax in the year ended December 31, 2016.

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

We follow different service models for each customer class:

•	Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers we offer different investment products (both short- and long-term), asset protection, personal credit, mortgages and credit cards. The select model offers the opportunity be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2016, our select customers class included 398,970 customers, 169,997 of whom were attended to by 560 select managers that specialize in investment services. About half of our select customers were attended to in 133 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.

•	Premier customers: We have a commercial model that tracks our premier customers’ financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2016, our premier customer class included 368,485 customers that were served by approximately 741 representatives throughout our 1,364 offices across Mexico.

•	Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2016, we had 4,603,911 preferred customers.

•	Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2016, we had 7,786,156 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 66.5% of our fee income and 47.8% of our operating profit before tax in 2016.

Private Banking

The goal for our Private Banking division is to grow as a market leader in the private banking business in the countries where we operate, offering our customers solutions for their financial needs, through a transparent and innovative approach, based on a long-term, respectful and trustful relationship.

Private Banking has 2,000 professionals across more than 100 offices worldwide, and is within the top twenty private banking operations in terms of asset volume. In Mexico, we have 21 offices and 95 specialized bankers located throughout the country, which provide financial advice and financial services to more than 15,000 customers with Ps.207,944 million (U.S.$10,085 million) in assets and 13,330 accounts.

In 2016, Euromoney recognized us as the best private bank in investment management in Latin America and Global Finance recognized us as the best private bank in Latin America for 2017.

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

In order to provide a differentiated business model, we have two divisions:

•	Private banking customers, with net wealth in excess of Ps.15 million (U.S.$727,470); and

•	Private wealth customers, with net wealth in excess of Ps.300 million (U.S.$14.5 million). We offer our private wealth customers the same products and services that we offer to our private banking customers, in addition to estate planning advice and financing and real estate services.

SMEs

As of December 31, 2016, our SME line of business represented 11.3% of our total loans and advances to customers (excluding reverse purchase agreements) outstanding and 8.7% of our deposits. SMEs accounted for 11.4% of our fee and commission income (net) and 13.2% of our operating profit before tax in the year ended December 31, 2016. We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs, in 2015 we strengthened our service model for “Medium-Sized Enterprises,” where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.8 million (U.S.$387,984.1). Approximately 36% of SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.67,895 million of our total loan portfolio as of December 31, 2016, an increase of 6.9% from December 31, 2015. This increase reflects the positive results obtained from the improvement in client services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 841 dedicated SME specialists as well as 18 dedicated specialized offices (Centros Pyme, or SME Centers) and 7 specialized branches as of December 31, 2016.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.200 million (U.S.$9.7 million), are not clients of Global Corporate Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2016, we had 10,814 middle-market corporations customers, and 27 specialized offices, 186 senior executives, 14 agro executives, 12 account directors, 8 subdirectors and 103 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations portfolio represented Ps.148,385 million (U.S.$7,196 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2016, an increase of 14.9% from December 31, 2015. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2015 and 1.1% as of December 31, 2016. As of December 31, 2016, our middle-market corporations customers represented 24.8% of our total loans and advances to customers (excluding reverse repurchase agreements) and 16.9% of our deposits. In savings account balances, we increased our market share by 1.4 times with a 19% increase as compared to 2015. Middle-market corporations accounted for 14.7% of our fee and commission income (net) and 17.5% of our operating profit before tax in 2016.

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

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these clients as Vinculados Transaccionales (Loyal Clients). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had 2,995 Vinculados Transaccionales customers as of December 31, 2016, an increase of 10% from December 31, 2015.

We created a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

In 2016, we contributed 116,000 payrolls accounts to Retail Banking. We strengthened our Investment Banking model, through internal integration and the addition of a new working team, generating more than Ps.500 million income. We created the first application for middle market corporations. Through this application, we anticipate that our clients will be able to manage their cash flows more easily.

Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities. Institutional customers are a potential source for new individual payroll customers, in 2016 we contributed 110,000 payrolls accounts to Retail banking. As of December 31, 2016, these customers represented 5.3% of our total loans and advances to customers (excluding reverse repurchase agreements) and 21.3% of our deposits. Institutions accounted for 2.9% of our fee income and 5.5% of our operating profit before tax in the year ended December 31, 2016. We had 2,207 institutional customers as of December 31, 2016.

We have 12 specialized representative zones in Mexico that offer tailor-made products to meet our institutional customers’ needs. Among the products, we offer to our governmental clients are current accounts, loans, payroll processing, cash management, collection services and payment processing services. Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

We have a global business model “Red Salud” that brings specialized service to health care institutions in México. During 2016, we opened 6 new branches which brought the total to 9 in the country. In addition, we have implemented a model to attend to several religious institutions, such as Parishes, Archdiocese and Diocese in Mexico.

Global Corporate Banking

General

The Global Corporate Banking segment serves customers such as large Mexican companies and local and foreign multinational companies, which are served globally by the Santander Group which, due to their size, complexity or sophistication require customized services and value-added corporate products. This segment also includes domestic and international financial groups, as well as large institutional customers.

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

As of December 31, 2016, the Global Corporate Banking segment served 419 customers and accounted for 19.7% of our total loan portfolio, 17.6% of our total demand and time deposits, 13.9% of our fee and commission income (net) and 25.2% of our operating profit before tax.

The main products and services that our Global Corporate Banking segment provides are:

•	Global transaction banking, which includes cash management, working capital solutions and trade finance;

•	Financial Solutions & Advisory (FS&A), which includes origination, structuring and distribution for structured credit and debt products, debt capital markets, project finance and asset based finance;

•	Corporate finance, which provides advisory, origination and execution services in equity capital markets and financial and strategic advisory services on mergers and acquisitions processes;

•	Markets, which includes solutions and services for investing and hedging using both plain vanilla and structured products such as rates, equity and foreign exchange. This activity also includes the intermediation in organized markets; and

•	Global Corporate Banking products and solutions for retail customers, which offers retail segment clients’ tailor-made corporate banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional clients in the Global Corporate Banking segment by offering products and services such as:

•	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

•	Basic financing. We offer our clients short- and medium-term financing for working capital and other purposes. Banco Santander Mexico participated in financing Volkswagen Group with a Ps.1,000 million 1-year term credit. We participated in financing Comisión Federal de Electricidad (CFE) with Ps.1,833 million for the Fideicomiso de Administración de Gastos Previos (FAGP). Santander financed a EUR 45 million 4-year term loan for Cinépolis.

•	Working Capital Solutions. We offer supply chain financing products, such as confirming, factoring and leasing, among others.

•	Trade finance. We have a dedicated team for originating and structuring foreign trade transactions and related financing operations, including both credit and collateral management. In 2016, Trade Finance Magazine named Banco Santander Mexico the best bank in the “Best Trade Bank in Mexico” category. This is the fifth consecutive award and sixth in the last seven years. Additionally, in 2016, Global Finance Magazine named Banco Santander Mexico the “Best Trade Provider in Mexico” for the second consecutive year. Among our representative deals, we issued on behalf of Iberdrola 4 Standby Letters of Credit for a total of Ps.445 million as a guarantee of serious participation in the electricity market long term actions convened by CENACE (Centro Nacional de Control de Energía). We provided a 12-year term buyer’s credit to Elementia for U.S.$128 million for financing the extension of the Tula 2 cement facility. In 2016 we provided Volaris with a U.S.$199 million PDP for financing the construction of 22 Airbus A320 NEO aircrafts.

Financial Solutions & Advisory (FS&A)

The credit markets operations of Global Corporate Banking are in the scope of our FS&A area, which includes project finance, debt capital markets, syndicated loans and acquisition finance, and asset based finance:

•	Project Finance. Banco Santander Mexico originates, structures and finances projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. Banco Santander Mexico has participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others. It is currently positioned as the leading commercial bank for the structuring and financing of infrastructure and energy projects in Mexico. According to the Dealogic Data Base, in 2016 Banco Santander Mexico led the Mexican project finance market by number of financed projects as well as by amount financed, which resulted in 13% market share. Some of the representative deals in energy and infrastructure include our role as Mandated Lead Arranger in restructuring the Perote - Xalapa toll highway for Ps.4,490 million in which Isolux and Ascendi acted as sponsors. We also acted as Mandated Lead Arranger in the restructuring of Ps.5,024 million financing for the construction of Centro Penitenciario Coahuila.in which BlackRock is the sponsor. In the energy sector, we financed the 450 km. gas Fermaca Pipeline La Laguna for U.S.$622 million and 9-year term; a syndicate of 9 banks participated in the transaction and Santander acted as Joint Bookrunner and Joint Lead Arranger. We participated in the acquisition of Ultra Low Sulphur Gasoline (ULSG) assets which are part of the Pemex’s Refineria Madero (GUBAS) with a Senior Credit financing for U.S.$510 million, a credit for VAT payment of Ps.1,832 million and a Standby Letter of Credit for U.S.$13.2 million.

•	Syndicated Loans and Acquisition Finance. In 2016 we ranked first in the local market by number of deals as Lead Arranger with a total of 14 deals. We also ranked third by volume amount according to information of Loan Connector and internal estimates. The deals included customers such as IEnova, Axtel, America Movil, Liverpool and Grupo Industrial Saltillo.

•	Debt Capital Markets. Our Debt Capital Markets team originates, structures and distributes corporate and sovereign debt in both the local and international capital markets for Mexican issuers. We worked on transactions with different corporate, quasi-sovereign and financial institution issuers, which ranked us third in the Mexican debt market. Representative deals include the issuances by Telesites (Ps.2.5 billion), Cemex (U.S.$1 billion), Inbursa (Ps.3 billion), Fibra Uno (Ps.4.5 billion), United Mexican States (EUR 1.9 billion), Banco Santander México (Ps.3 billion), among others.

•	Asset Based Finance. This area is responsible for the development of financing products that optimize capital investments. Our principal asset and capital structuring activities involve equity and mezzanine funding for energy and infrastructure projects. No deals closed during 2016.

Corporate Finance

Our Corporate Finance sub-division of our Global Corporate Banking segment is engaged in the following activities.

Mergers and Acquisitions

We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, fairness opinions and capital raising services. As part of our universal banking model, we can offer financing to the parties we advise.

Equity Capital Markets

We are one of the leading banks in the Mexican domestic capital markets. In 2016, we increased our ranking by four positions compared to 2015 to end in first place by number of deals and by volume. We acted as local and international bookrunners in the Follow On Public Offer of IEnova for a total amount of approximately U.S.$1.6 billion and in the Ps.3.3 billion Fibra Hipotecaria’s Public Offering.

Equity Custodial and Related Services

Our Global Corporate Banking segment includes our equities business, which offers institutional and corporate clients equity services ranging from global custody and brokerage on domestic and international exchanges to the tailoring of sophisticated equity derivative products, including market research services. The execution of brokerage services is carried out by Casa de Bolsa Santander.

We offer brokerage services in equity exchanges, either through our direct participation in domestic markets or through another broker in the international markets. We offer primary market services in collaboration with the corporate finance area, such as securities distribution in initial public offerings.

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products. We are a leader in the MexDer; in 2016, we led the market, ranking first in IPC Futures, Equity Options and TIIE 28 day Swaps.

We also offer our institutional and corporate clients tailored derivative products, known as equity derivatives, in order to manage and hedge their financial risks and optimize the performance of their portfolios.

Treasury Trading Activities

Our Global Corporate Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals. We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates. We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients. In addition, we have structuring and product development teams that work to maintain a cutting-edge portfolio of innovative client solutions. The global network of Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers. Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies. We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

Global Corporate Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment clients tailor-made corporate banking products and solutions in order to cover these clients’ needs in investment banking and markets.

Our retail markets team designs and provides adapted derivative and cash flow products (mainly interest rates and foreign exchange) for retail clients, distributing them through our branch network. They also provide tailor-made derivative products for those retail clients with specific and complex requirements.

Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, debt and equity issuances, mergers and acquisitions, and asset and capital structuring, bringing our retail clients products that address specific, one-time needs.

Proprietary Trading

Within the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading subject to certain limited exceptions, and, in that sense, the Bank had in place processes to establish, maintain, enforce, review and test the compliance program designed to ensure compliance with the Volcker Rule. Nevertheless, our Global Corporate Banking segment is responsible for the management of the Bank’s proprietary portfolio of investment. In the management of the Bank’s books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital. The decision-making process is based on fundamental aspects of each market, supported by technical views. The strict observance of these principles has allowed this activity to present sustainable results for the organization.

The proprietary trading desks must comply with risk control policies established by our senior management and with those applied worldwide by Banco Santander Parent. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

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

Repurchase agreements totaled Ps.121,403 million at December 31, 2016, a 36.63% decrease compared to the amount at December 31, 2015. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2014		2015		2016
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	169,950	Ps.	215,013	Ps.	246,100
Non-interest-bearing deposits		124,113		132,725		157,212
Subtotal	Ps.	294,063	Ps.	347,738	Ps.	403,312
Time deposits:
Notes with interest payable at maturity	Ps.	118,742	Ps.	109,568	Ps.	124,182
Fixed-term deposits		205		874		5,454
Foreign currency time deposits		14,640		10,943		10,579
Subtotal	Ps.	133,587	Ps.	121,385	Ps.	140,215
Repurchase agreements	Ps.	69,726	Ps.	46,083	Ps.	80,769
Accrued interest(1)		183		155		578
Other deposits		17,069		24,652		27,696
Total customer deposits	Ps.	514,628	Ps.	540,013	Ps.	652,570
Deposits from the Mexican Central Bank and credit institutions(2)		82,078		199,833		139,956
Total deposits	Ps.	596,706	Ps.	739,846	Ps.	792,526

(1)	Mainly from time deposits.

(2)	Includes Ps.33,752 million, Ps.145,484 million and Ps.40,634 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2014, 2015 and 2016, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				Change, December 31, 2016 vs. December 31, 2015
	2015		2016		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	215,459	Ps.	233,293	Ps.	17,834	8.3%
SMEs		63,499		67,895		4,396	6.9
Middle-market corporations(1)		129,158		148,385		19,227	14.9
Institutions		18,724		31,835		13,111	70.0
Subtotal		426,840		481,408		54,568	12.8
Global corporate clients		127,186		118,120		(9,066)	(7.1)
Total(2)	Ps.	554,026	Ps.	599,528	Ps.	45,502	8.2%

(1)	Includes private banking.

(2)	These amounts do not include reverse repurchase agreements.

Retail Lending

General

We offer retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network.” We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses). We tailor our products and services to the needs of each customer classification. Our loans are generally originated and serviced internally. We believe our underwriting system has the capability to process large application volumes (greater than the expected volume for the upcoming years), maintaining the tight controls and information requirements to improve the decision models.

We make credit available to our customers through the various loan products listed in the table below. The table sets forth the composition of our individual and SME customer total loan portfolio at the dates indicated.

	As of December 31,				Change, December 31, 2016 vs. December 31, 2015
	2015		2016		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	122,918	Ps.	132,414	Ps.	9,496	7.7%
Credit cards		47,775		51,537		3,762	7.9
SMEs		63,499		67,895		4,396	6.9
Payroll loans		23,110		27,315		4,205	18.2
Personal loans		21,131		21,990		859	4.1
Other		525		37		(488)	(93.0)
Total	Ps.	278,958	Ps.	301,188	Ps.	22,230	8.0%

The Santander Hipotecario residential mortgage portfolio amounted to Ps.30,928 million and Ps.26,262 million as of December 31, 2015 and December 31, 2016, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2016.

Annual interest rate
(%)
Credit cards	23.86
Personal loans (includes payroll loans, personal loans and others)	24.49
Mortgages	9.86

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

Our clients include employees from the public and private sectors. At December 31, 2016, payroll loans amounted to Ps.27,315 million (U.S.$1,325 million), representing approximately 4.6% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 12.0% of the market share in Mexico in payroll loans at December 31, 2016, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2016, personal loans amounted to Ps.21,990 million (U.S.$1,066 million), representing approximately 3.7% of our total loans and advances to customers (excluding reverse repurchase agreements), which include the non-revolving consumer loans portfolio acquired from Scotiabank Inverlat on November 26, 2014 consisting of 39,252 loans with a face value of Ps.3,179 million and a fair value of Ps.3,002 million.

Credit Cards

We are the third-largest issuer of credit card loans in the Mexican market according to information published by the CNBV, and we had 3.2 million outstanding credit cards across 3.0 million accounts as of December 31, 2016. At this date, we held a 14.5% market share, with a Ps.51,537 million (U.S.$2,499 million) loan portfolio and a delinquency rate of 4.2%, below the average in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2016, our total credit card loans outstanding represents approximately 8.6% of our total loans and advances to customers (excluding reverse repurchase agreements).

We issue 21 different MasterCard, Visa and, beginning this year, American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments. Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels. Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.

We offer many benefits for our credit card customers, including: (i) the Fiesta Rewards program, in which points are awarded for each dollar of consumption in any establishment and participating hotels, plus a bonus is awarded for the first purchase within the first 100 days of the card’s authorization, and can be redeemed for hotel nights, airline tickets, car rentals, rewards catalog products and gifts; a concierge service and access to over 600 VIP lounges at major airports in over 100 countries are also available; (ii) the Delta Platinum program, which offers welcome bonus, priority boarding on certain flights, concierge services, SkyMiles program (one mile for every dollar spent at any establishment and two miles for every dollar spent on Delta), and concierge and parking benefits in the Mexico City International Airport for up to 15 days paying 50% of the fare; (iii) the Ferrari card, which provides access to major Formula 1 races, the opportunity to take a course in sports driving and access to the Scuderia Ferrari community; and (iv) the American Express card which awards points, special shopping offers in department stores, supermarkets and other shops, extra bonus with triple points, and purchases without interest for the first six months.

In February 2016, we launched a new travel credit card "TDC Santander-Aeromexico", in conjunction with the most important airline in Mexico, with exclusive benefits for 10 years. This card offers differentiated benefits to different client segments: Santander Aeroméxico Infinite and Santander Aeroméxico Platinum for high income clients and Santander Aeroméxico Blanca for mid income and massive clients. Benefits to our TDC Santander-Aeromexico credit card customers include “premier points” per trips and for each U.S.$1.00 spent, benefits when traveling including preferential boarding, airport transportation and access to airport and premium lounges, free use of Santander ATMs abroad, replacement and cash advance with emergency card abroad, shopping protection and international emergency medical services, among others.

In 2016, TDC Santander-Aeromexico became a priority commercial focus for us, issuing more than 350,000 cards to consumers since the launch of the product in February.

As of December 31, 2016, our credit card portfolio has the second-best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,
	2012	2013	2014	2015	2016
Total credit card non-performing loans as a percentage of total credit card loans	4.04%	3.35%	4.70%	3.86%	3.79%

A special risk management unit for the credit card business continuously monitors portfolio performance. New application scores, behavior scores and capacity score models were implemented to manage new growth strategies. In addition, the credit card portfolio is segmented for risk according to behavior models. Depending on risk stratification, different offers are designed to increase, maintain or reduce exposure and profitability.

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

We have invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

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

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2016, held a 18.7% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2016, we had a total mortgage portfolio of Ps.132,414 million (U.S.$6,422 million), representing approximately 22.09% of our total lending portfolio.

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

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates two branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$31.4 million) for ING Hipotecaria’s equity. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

As a result of our acquisitions of the GE Capital residential mortgage business and ING Hipotecaria, during 2014 and 2015, we currently have the second-largest mortgage loans portfolio of the financial system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. The mortgage portfolio of the GE Capital mortgage business represented approximately 26% and 20% of our mortgage portfolio as of December 31, 2015 and 2016, respectively, as determined in accordance with Mexican Banking GAAP. The mortgage portfolio of Santander Vivienda (formerly known as ING Hipotecaria) represented approximately 8% and 6% of our mortgage portfolio as of December 31, 2015 and 2016, respectively, as determined in accordance with Mexican Banking GAAP. We have also engaged in transactions involving the loan portability via mortgage replacement, a process in which the Bank cancels an outstanding client mortgage with another institution and generates a new debt for such client with the Bank. During 2016, Banco Santander Mexico was the market leader in the segment, with a placement of Ps.4,956 million, representing a market share of approximately 40%.

On average, the loan-to-value ratio of our mortgage loans was 53% as of December 31, 2016. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.5 million) or up to 90% (if the property value is less than or equal to Ps.5 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

On November 16, 2016, we launched Santander Personal Mortgage which offers the only mortgage loans in Mexico at a personalized interest rate, adjusted to each of our customer’s needs. Further, clients who benefit from Santander Personal Mortgage are also entitled to enjoy the benefits of Santander Plus, provided certain conditions are met.

According to the SHF, there was a deficit of approximately 8.8 million homes in Mexico in 2016, as compared to the approximately 12.8 million home deficit in 2015. This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF. We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The products we sell, which are underwritten by the joint venture with Zurich Financial Services Group, together with sales of products of its predecessor, Seguros Santander, represented approximately 29.1% and 29.7% of the commissions we earned in 2015 and 2016, respectively.

Total outstanding insurance premiums distributed by us increased 3.4%, or Ps.358.1 million in 2016, as compared to 2015, and total insurance commissions collected by us increased 4.1% in 2016 as compared to 2015. This result was supported by strengthening of our offering with a client-segmented approach and a significant mass media campaign for “Autocompara”, focusing on the improvement of sales force productivity and their incentive scheme.

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

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico. Clients may access this program at our branches, on the Internet or by telephone. This program has been advertised through a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector. As of December 31, 2016, automobile insurance products generated commissions of Ps.917.1 million (U.S.$44.5 million) based on a portfolio of approximately 1,366,811 outstanding automobile insurance policies.

In 2016, we launched "Santander Event Protection" program as an additional benefit of Santander Plus for our clients, which awards our clients who have at least two insured assets with us (home, auto, health and life), with a certificate to celebrate the occurrence of certain important events in their lives. This program encourages the integral protection of our customers, increasing the profitability and strengthening our client portfolio though the rewards scheme.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2016, we had approximately 367,311 SME customers, 10,814 middle-market corporation customers and 2,207 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation clients’ coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

Securities Brokerage Services

Through Casa de Bolsa Santander, our broker-dealer subsidiary, we provide comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds and debt securities. Our premier clients have access to Casa de Bolsa Santander’s financial services through specialized bank executives at our Santander Select offices.

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

As of December 31, 2016, Casa de Bolsa Santander had 4,107 customer contracts and Ps.128.4 billion in assets under management, the company´s own assets accounted for 0.06% of our total and the equity of the company represents 0.95% of our total equity. In 2016, Casa de Bolsa Santander had net income of Ps.14 million (U.S.$678,972), which represented 0.08% of our net income.

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

As of December 31, 2016, our distribution channels included:

•	Office network. We have 1,364 offices throughout Mexico.

•	ATMs. We have 6,825 ATMs with coverage throughout Mexico, with more than 35 million transactions per month in average.

•	Contact centers. We have 2,791 contact center positions with approximately 5,191 employees. We receive more than 3.5 million in-bound calls on average per month and generate 6.6 million transactions.

•	Internet banking. We had, on average, more than 28.3 million banking transactions per month in 2016, with more than 856,405 active customers.

•	Mobile banking. Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets. As of December 31, 2016, we had more than 901,324 active customers and 60.5 million transactions per month on average.

•	Specialized sales force. We have 191 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía). We have 19,174 complementary branches provided by our agents, Telecomm, Oxxo and 7-Eleven. See “—Alternative Distribution Channels—Third-Party Branches.”

•	Third-party mortgage brokers. In the year ended December 31, 2016, approximately 44% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

During 2016, we continued to promote the digital channels to enhance the experience of our customers by improving the electronic banking in three applications: Public Portal, SuperNet and SuperMobile (Commercial Banners, Reception of Notifications and new image).

We continue promoting our multichannel distribution strategy and strategic alliances with our correspondents. With the help of our correspondents we are able to expand our basic banking services for retail clients, such as credit cards payments, deposits, low commission transactions and cash withdrawals with debit and credit cards to a broader territory. The promotion of multichannel services allows us to keep our clients updated on new options to make their transactions easier and faster.

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

	At December 31,			Change, December 31, 2016 vs. December 31, 2015
	2014	2015	2016	#	%
Central	153	157	156	(1)	(0.6)%
Metro North	186	187	187	0	0.0
Metro South	169	183	184	1	0.5
Northeast	168	165	165	0	0.0
Northwest	122	123	123	0	0.0
North	110	111	113	2	1.8
West	135	139	138	(1)	(0.7)
South	114	117	117	0	0.0
Southeast	165	172	181	9	5.2
Total	1,322	1,354	1,364	10	0.7%

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

Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low-income segment where we are able to have a more effective relationship with a broader customer base.

ATMs

We operate an extensive network of 6,825 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,			Change, December 31, 2016 vs. December 31, 2015
	2014	2015	2016	#	%
Central	565	623	741	118	19%
Metro North	700	741	837	96	13
Metro South	594	628	724	96	15
Northeast	677	688	738	50	7
Northwest	512	569	624	55	10
North	453	505	630	125	25
West	481	502	568	66	13
South	633	679	772	93	14
Southeast	913	1,054	1,191	137	13
Total	5,528	5,989	6,825	836	14%

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

Contact Centers

Our contact centers in Queretaro and Crisol in Mexico City can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans. Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices. Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

•	Customer service. We receive more than 3.1 million in-bound calls per month from our customers.

•	Sales. Through our contact centers, we grant approximately 47% of the consumer loans and approximately 49% of the credit cards that we issue.

•	Collecting receivables. With more than 17.7 million outbound and in-bound calls, we collect more than Ps.1,273 million (U.S.$61.7 million) of receivables per month.

Internet Banking

We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our Internet banking channel:

•	Customer acquisition. This includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote Internet banking as “easy, fast and secure”. We seek to provide great service to our Internet banking customers through an intuitive operating platform that we are developing throughout the site.

•	Customer transactions. We are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of Internet banking and optimize transaction costs.

•	Selling products and services. We offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of December 31, 2016, we had approximately 856,405 active Internet banking clients. We had, on average, 28.3 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2016. The following table presents summarized operating statistics for our Internet banking channel:

	Monthly Average		Change, year ended December 31, 2016 vs. year ended December 31, 2015
	Year ended December 31,		#	%
	2015	2016
Monetary transactions	12,566,385	14,153,117	1,586,732	13%
Non-monetary transactions	34,073,057	39,116,791	5,043,734	15%
Total transactions	46,639,441	53,269,908	6,630,467	14%

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

In December 2016, we had approximately 901,324 Mobile Banking active customers, with approximately 36.6 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

	Month average		Change, year ended December 31, 2016 vs. year ended December 31, 2015
	Year ended December 31,		#	%
	2015	2016
Monetary transactions	426,396	806,044	379,648	89%
Non-monetary transactions	19,320,683	35,857,391	16,536,708	86%
Total transactions	19,747,078	36,663,435	16,916,356	86%

At the end of 2016, SuperMobile launched the new functionality "Mis finanzas" to help customers to identify and keep track of their spending habits by providing details of purchases, average expenses and comparisons.

Specialized Sales Force

Our Asesores Super Nómina network is a specialized sales force responsible for delivering the payroll kits to the employees of the companies that have payroll services with the Bank. Payroll kits are welcome kits that describe all the benefits of the payroll deposit services to the client. Upon the signature of a contract contained in this kit, the employee allows us to offer him pre-approved financial products (such as credit cards, consumer loans, insurance policies and investments) through all of our banking channels. This process is part of our 360-degree cross-selling strategy.

When the payroll kits are delivered, the Asesores Super Nómina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards.

As of December 31, 2016, 191 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 101,027 total payroll kits in 2016, an increase of 0.1% from a monthly average of 100,950 payroll kits delivered in 2015.

Third-Party Branches

We provide banking services to our customers through 15,593 Grupo Oxxo stores, 1,874 7-Eleven stores and 1,707 complementary branches provided through our below-described relationship with Telecomm, as of December 31, 2016. At these third-party branches, we process more than 1.93 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

In April 2010, we signed an agreement with Telecomunicaciones de Mexico (Telecomm), a public entity created and operated by the SCT (Secretaria de Comunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,700 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to $5,000 per account per day), (ii) make checking account deposits (up to $15,000 per account per day), (iii) check account balances, (iv) obtain information, and (v) and perform other transactions. The agreement is renewable on an annual basis and we pay Telecomm a commission that varies depending on the service and value of the transaction.

In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, in order to be able to offer our services through more than 15,500 new third-party branches. At these locations, our clients make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

In November 2014, we signed an agreement with 7-Eleven, setting up a complementary network that enables us to serve our customers in more than 1,800 convenience stores nationwide. In such convenience stores, our customers can perform payments, credit and debit card deposits (up to $5,000 per account per day), 365 days a year, from 8:00 a.m. to 8:00 p.m. The agreement is renewable on an annual basis and we pay 7-Eleven a fixed amount per transaction.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as “Referenced Deposits” and “Cellphone Deposits.”

Third-Party Mortgage Brokers

The acquisition of the mortgage business of GE Capital reinforced our strategy to originate mortgages through independent mortgage brokers. Approximately 44% of our mortgages were originated through third-party mortgage brokers in 2016. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 38 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.652.6 billion (U.S.$31.6 billion), or 52.5%, of our total liabilities as of December 31, 2016. Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	425,151	13.2%	Ps.	460,636	13.4%	Ps.	524,047	13.7%	Ps.	600,436	14.0%	Ps.	693,804	14.4%
BBVA Bancomer		697,077	21.7		743,952	21.7		847,427	22.2		973,984	22.7		1,054,695	21.9
Banamex		575,574	17.9		568,614	16.6		589,990	15.5		650,546	15.2		709,443	14.7
Banorte		425,524	13.2		441,869	12.9		492,754	12.9		556,608	13.0		597,009	12.4
HSBC		318,601	9.9		308,318	9.0		341,279	8.9		318,064	7.4		339,300	7.0
Inbursa		156,067	4.8		169,872	5.0		180,948	4.7		183,225	4.3		232,926	4.8
Scotiabank		150,127	4.7		171,319	5.0		186,873	4.9		230,081	5.4		276,787	5.7
Santander + Top 6	Ps.	2,748,121	85.4%	Ps.	2,864,580	83.6%	Ps.	3,163,318	82.9%	Ps.	3,512,944	81.9%		3,903,965	80.9%
Total System	Ps.	3,219,261	100.0%	Ps.	3,424,998	100.0%	Ps.	3,816,826	100.0%	Ps.	4,290,853	100.0%	Ps.	4,825,783	100%

Source:	(1) Funding and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	210,950	11.8%	Ps.	257,927	12.9%	Ps.	294,269	13.2%	Ps.	347,827	13.6%	Ps.	405,768	13.8%
BBVA Bancomer		472,832	26.5		526,225	26.4		578,467	25.9		682,242	26.7		754,935	25.8
Banamex		400,428	22.5		430,280	21.6		470,042	21.0		483,429	18.9		545,495	18.6
Banorte		199,770	11.2		244,809	12.3		287,838	12.9		337,019	13.2		382,459	13.0
HSBC		187,271	10.5		178,358	8.9		177,870	8.0		187,259	7.3		210,608	7.2
Scotiabank		75,059	4.2		88,336	4.4		99,268	4.4		119,847	4.7		147,174	5.0
Inbursa		59,981	3.4		65,622	3.3		69,473	3.1		77,028	3.0		82,200	2.8
Santander + Top 6(2)	Ps.	1,606,291	90.2%	Ps.	1,791,557	89.9%	Ps.	1,977,227	88.4%	Ps.	2,234,651	87.6%	Ps.	2,528,639	86.3%
Total System	Ps.	1,781,714	100.0%	Ps.	1,993,472	100.0%	Ps.	2,237,273	100.0%	Ps.	2,551,118	100.0%	Ps.	2,931,012	100%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	186,739	15.5%	Ps.	172,808	14.7%	Ps.	192,547	14.9%	Ps.	208,693	14.5%	Ps.	235,122	15.1%
BBVA Bancomer		199,437	16.6		185,827	15.8		219,339	16.9		270,904	18.8		277,385	17.8
Banorte		204,522	17.0		181,062	15.4		190,211	14.7		204,704	14.2		192,043	12.3
Banamex		132,013	11.0		116,591	9.9		111,989	8.6		142,330	9.9		156,747	10.1
HSBC		108,603	9.0		109,450	9.3		121,387	9.4		93,322	6.5		92,236	5.9
Inbursa		90,944	7.6		91,311	7.8		107,022	8.3		102,432	7.1		136,044	8.7
Scotiabank		69,480	5.8		70,855	6.0		79,155	6.1		95,531	6.6		107,945	6.9
Santander + Top 6	Ps.	991,738	82.5%	Ps.	927,904	78.8%	Ps.	1,021,650	78.9%	Ps.	1,117,916	77.6%	Ps.	1,197,521	77.0%
Total System	Ps.	1,202,330	100.0%	Ps.	1,177,040	100.0%	Ps.	1,295,564	100.0%	Ps.	1,439,870	100.0%	Ps.	1,556,016	100%

Source: (1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	27,463	11.7%	Ps.	29,901	11.7%	Ps.	37,231	13.1%	Ps.	43,916	14.6%	Ps.	51,784	15.8%
BBVA Bancomer		24,808	10.5		31,900	12.5		49,621	17.5		20,838	6.9		19,204	5.8
Banamex		43,133	18.3		21,743	8.5		7,959	2.8		24,787	8.3		3,952	1.2
HSBC		22,727	9.7		20,510	8.1		42,021	14.8		37,482	12.5		35,780	10.9
Banorte		21,232	9.0		15,998	6.3		14,705	5.2		14,885	5.0		21,155	6.4
Inbursa		5,143	2.2		12,940	5.1		4,454	1.6		3,765	1.3		14,618	4.4
Scotiabank		5,588	2.4		12,129	4.8		8,450	3.0		14,704	4.9		21,323	6.5
Santander + Top 6(2)	Ps.	150,094	63.8%	Ps.	145,121	57.0%	Ps.	164,441	57.9%	Ps.	160,377	53.5%	Ps.	167,816	51.1%
Total System	Ps.	235,216	100.0%	Ps.	254,486	100.0%	Ps.	283,989	100.0%	Ps.	299,866	100.0%	Ps.	328,533	100%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

After operating for almost 20 years in Mexico, Santander México has become a marketing leader in the Mexican financial services market. We are fifth among all banks in terms of advertising spending, according to December 2016 data provided by Ibope AGB México, an independent agency that monitors advertising and television audience levels. In addition, we are fourth in terms of “unaided brand recognition” and also fourth in the “Most Remembered” category, according to a report prepared by Millward Brown, a global marketing research company, for Banco Santander Parent in November 2016.

Our marketing strategy is derived from our solid business plan, which focuses on our select, premier, preferred, and SME customers, and also on managing mortgage products. Of particular importance are our university customers which, in addition to being the cornerstone of our social responsibility policy, have found in us a bank that understands their needs. We also strongly support SMEs, as these are major employers in Mexico, supporting them with both financial and non-financial services. Today, we are one of the banks with the largest growth in the SME market, consolidating our leadership as second largest bank in this segment. The high-income segment is also critical, as evidenced by the development of the “Santander Select” concept, with branches exclusively dedicated to serving this class of customers. At the end of 2016, we had 133 Santander Select offices and 230 Select representatives distributed in regular Santander México offices.

Our direct and clear quality-based strategy has led us to tie for second place in terms of customer service among banks, according to the Corporate Customer Satisfaction Survey conducted by Ipsos for Banco Santander between April and September 2016. We are striving to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

In Mexico, part of our marketing efforts is dedicated to social responsibility. Our ATMs receive voluntary donations from our customers four times a year. With these contributions, we have supported the valuable work of UNICEF in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.130 million in the past thirteen years. We have also supported environmental projects led by Reforestamos México, and also the building of homes through Fundación Vivienda (Fideicomiso Provivah), raising more than Ps.25 million and Ps.42 million, respectively, over the past seven years. Additionally, together with other organizations, we actively support the Mexican Banking Association “Bécalos” program, raising more than Ps.132 million over the past ten years.

In 2016, our mass media campaigns focused on attracting new customers, while increasing the number of loyal and transactional clients. In this context, we launched two strategic campaigns: (i) the TDC Santander-Aeromexico credit cards: consisting of three different credit cards customized according to our customers’ needs; and (ii) Santander Plus: a loyalty program which gives customers a range of benefits such as cashback and interest, preferential rates and special deals just by having their salary with Santander and using digital banking.

All of our campaigns have focused on our current and new customers, which are the core of our business model. We are striving to respond to their needs with innovative solutions and to build long-term business relationships based on trust, approachability, and transparency.

We are also taking advantage of corporate sponsorship opportunities, including Scuderia Ferrari, and we will continue to build local sponsorships, such as the Mexico City Formula 1 Grand Prix, Cirque du Soleil, and major events at the Arena Monterrey, one of the highest ticket-selling venues in the world.

We have also significantly increased our online presence, through social networks such as YouTube, Facebook, Twitter and LinkedIn. At the end of 2016, we had more than 1,690,504 followers on Facebook, more than 139,500 on Twitter and more than 12,574 on LinkedIn.

Information Technology

Our main data center is located in Mexico and our disaster recovery site is located in Spain. We continuously invest in new technology and the maintenance of our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our efficiency and support business growth. We believe that proper management of technology is key to the proper management of our business. Our modern technology platform is interconnected with the platform of the Santander Group, which enables us to provide seamless coverage to our customers. Additionally, we are incorporating new digital technologies that we believe will allow us to implement modern systems in an agile and flexible way with better offers of value for our clients, who can access to a broad variety of our services both by the traditional channels as well as by the new digital channels.

Through our information technology governance model, we identify those information technology investments aligned with our strategy and business plan, and we use Produban and Isban, the Santander Group’s banking technology subsidiaries, to manage the technical infrastructure, execute information technology projects and support and manage suppliers. This model enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, exchange of best practices and simplified governance, without the risk of losing control of core activities.

Our information technology architecture is the central pillar of our banking operations. Our focus is to serve our customers on a global scale, under an architecture that is uniquely customer-centered, provides business support and increases the efficiency of our processes, all within a framework of security and regulatory compliance.

Our operational platform efficiently combines our modern digital business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We are incorporating new digital technologies and agile methodologies for the development of systems which allow us to efficiently implement digital and secure solutions that improve the experience of our customers. We are also growing our nationwide installed ATM capacity, adding new functions to the machines, and also updating the CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

Intellectual Property

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the IMPI, the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

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

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico as of December 31, 2016, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2016
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)(3)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)(3)
Total loans	3	3	14.0%	14.7%
Deposits	3	3	14.4%	15.5%
Total assets	2	2	15.8%	15.7%
Asset quality(4)	5	4	-	-
Total equity	3	5	12.5%	11.7%
Net income	2	4	14.7%	12.7%
Efficiency(5)	2	3	-	-
ROAE(6)	3	2	-	-

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)	Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	We calculate market share based on information published by the CNBV.

(4)	Defined as total non-performing loans as a percentage of total loans.

(5)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(6)	Calculated based upon the average balance of equity.

Our prominence in Mexico’s financial system has been recognized in the Mexican business community. In 2016 Banco Santander Mexico was named Mexico’s Best Emerging Markets Bank and Mexico’s Best Trade Finance Provider by Global Finance Magazine. In that same year, Banco Santander Mexico won Euromoney’s first global award as world’s Best Bank for SMEs and Santander Private Banking Unit won Euromoney’s award for Best Bank for Wealth Management in Latin America. Trade Finance Magazine recognized Santander as Best Trade Bank in Mexico in 2016, and “Santander Oportunidades” (STER-OP B1) Investment Fund, was rated Mexico’s Best Equity Fund by investment firm Morningstar in 2016.

In addition, Great Place to Work Mexico 2016 ranked Banco Santander Mexico in the top ten best companies to work for in the banking, insurance and finances sector with more than 1000 workers. The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Grupo Financiero Santander Mexico the prestigious Socially Responsible Company (ESR) Distinctive. UNICEF Mexico granted Grupo Financiero Santander Mexico a special recognition award for its contribution in excess of Ps.100 million.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2016, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 63.3% of the total deposits in Mexico, followed by a total of 17.6% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 19.1% was distributed among 40 other banks.

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

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 35 other brokerage houses, 19 of which are part of a financial group and the rest of which are independent. As of December 31, 2016, Casa de Bolsa Santander ranked in eighth place in terms of amount traded on the Mexican Stock Exchange with a market share of 5.6%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	17,822	17.6%	Ps.	20,878	16.7%	Ps.	14,016	13.0%	Ps.	14,142	12.8%	Ps.	15,715	12.7%
BBVA Bancomer		28,123	27.8		37,871	30.3		31,007	28.8		34,486	31.3		40,787	32.9
Banamex		17,965	17.7		21,639	17.3		14,479	13.5		18,214	16.5		16,628	13.4
Banorte		10,888	10.8		14,279	11.4		15,453	14.4		17,348	15.7		19,576	15.8
Inbursa		8,382	8.3		16,316	13.0		18,106	16.8		11,783	10.7		12,468	10.1
Scotiabank		4,399	4.3		3,179	2.5		3,976	3.7		5,417	4.9		5,014	4.0
HSBC		6,274	6.2		3,715	3.0		2,111	2.0		509	0.5		3,179	2.6
Others(2)		7,419	7.3		7,277	5.8		8,406	7.8		8,339	7.6		10,567	8.5
Financial groups	Ps.	101,272	100.0%	Ps.	125,154	100.0%	Ps.	107,552	100.0%	Ps.	110,238	100.0%	Ps.	123,934	100%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	750,337	12.5%	Ps.	821,799	12.6%	Ps.	937,384	13.2%	Ps.	1,184,856	14.8%	Ps.	1,374,080	15.7%
BBVA Bancomer		1,383,800	23.1		1,501,965	23.0		1,677,899	23.7		1,850,465	23.1		2,075,106	23.7%
Banamex		1,196,579	20.0		1,262,376	19.4		1,206,283	17.0		1,288,725	16.1		1,265,855	14.5
Banorte		916,567	15.3		1,006,788	15.4		1,097,982	15.5		1,198,476	15.0		1,268,119	14.5
HSBC		504,526	8.4		530,540	8.1		613,377	8.7		578,158	7.2		671,826	7.7
Inbursa		339,958	5.7		360,194	5.5		385,743	5.5		439,722	5.5		532,170	6.1
Scotiabank		226,979	3.8		245,775	3.8		297,259	4.2		337,484	4.2		372,761	4.3
Others(2)		678,064	11.3		788,659	12.1		861,588	12.2		1,122,482	14.0		1,189,847	13.6
Financial groups	Ps.	5,996,810	100.0%	Ps.	6,518,096	100.0%	Ps.	7,077,516	100.0%	Ps.	8,000,368	100.0%	Ps.	8,749,763	100%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total assets and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth total equity and market share in terms of total equity for the seven private-sector financial groups with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	97,826	13.7%	Ps.	94,703	12.5%	Ps.	105,384	12.7%	Ps.	113,548	12.7%	Ps.	109,336	11.7%
Banamex		160,413	22.5		160,816	21.3		172,041	20.7		179,660	20.2		179,270	19.1
BBVA Bancomer		144,084	20.2		156,984	20.8		166,873	20.1		178,274	20.0		189,866	20.3
Banorte		88,509	12.4		108,691	14.4		124,672	15.0		137,351	15.4		142,701	15.2
Inbursa		78,011	11.0		82,165	10.9		97,305	11.7		106,120	11.9		118,929	12.7
HSBC		50,748	7.1		55,770	7.4		54,246	6.5		51,935	5.8		58,296	6.2
Scotiabank		33,005	4.6		33,826	4.5		34,441	4.2		39,764	4.5		44,972	4.8
Total for seven financial groups(2)	Ps.	652,596	91.6%	Ps.	692,954	91.6%	Ps.	754,961	91.0%	Ps.	806,652	90.5%	Ps.	843,370	90.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total equity and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return-on-average equity and equity to total assets ratio at the latest available date for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012		2013		2014		2015		2016
	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)
Santander	19.1%	13.0%	21.7%	11.5%	14.0%	11.2%	12.9%	9.6%	14.1%	8.0%
BBVA Bancomer	20.1	10.4	25.2	10.5	19.1	9.9	20.0	9.6	22.2	9.1
HSBC	12.9	10.1	7.0	10.5	3.8	8.8	1.0	9.0	5.8	8.7
Banorte	13.2	9.7	14.5	10.8	13.2	14.4	13.2	11.5	14.0	11.3
Banamex	11.4	13.4	13.5	12.7	8.7	14.3	10.4	13.9	9.3	14.2
Scotiabank	14.0	14.5	9.5	13.8	11.6	11.6	14.6	11.8	11.8	12.1
Inbursa	11.1	22.9	20.4	22.8	20.2	25.2	11.6	24.1	11.1	22.3
Financial groups	14.9%	11.9%	17.5%	11.6%	13.7%	11.7%	12.8%	11.1%	13.7%	11.2%

 Source: Return-on-average equity and the equity to total assets ratio are calculated by us using information published by the CNBV.

(1)	Calculated based upon the average balance of shareholders’ equity.

Efficiency

As of December 31, 2016, Grupo Financiero Santander Mexico was the third-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	39.5%	35.5%	43.0%	42.0%	41.7%
Inbursa	28.8	23.3	25.1	33.2	31.5
BBVA Bancomer	42.1	42.1	42.7	41.9	39.4
Banamex	50.9	46.5	49.0	50.2	54.2
Banorte	54.0	52.1	48.5	47.9	44.9
HSBC	63.9	63.0	68.3	61.8	64.8
Scotiabank	63.1	64.6	61.4	61.8	59.5
Financial groups	47.7%	45.1%	46.8%	46.9%	46.3%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	350,683	13.7%	Ps.	394,932	14.0%	Ps.	465,541	14.9%	Ps.	547,744	15.2%	Ps.	591,428	14.7%
BBVA Bancomer		663,857	25.9		720,423	25.6		808,382	25.8		904,068	25.1		1,024,028	25.5
Banamex		444,028	17.3		484,749	17.2		478,771	15.3		566,658	15.7		599,393	14.9
Banorte		409,914	16.0		438,693	15.6		486,061	15.5		530,091	14.7		577,117	14.4
HSBC		198,979	7.8		204,990	7.3		231,460	7.4		247,725	6.9		278,102	6.9
Inbursa		177,043	6.9		199,079	7.1		202,981	6.5		237,479	6.6		281,805	7.0
Scotiabank		127,827	5.0		148,400	5.3		179,035	5.7		215,878	6.0		252,437	6.3
Total for seven financial groups(2)	Ps.	2,372,331	92.6%	Ps.	2,591,266	91.9%	Ps.	2,852,231	91.2%	Ps.	3,249,645	90.3%	Ps.	3,604,309	89.7%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total loans and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	362,452	14.0%	Ps.	404,668	14.8%	Ps.	459,623	15.3%	Ps.	516,432	15.1%	Ps.	593,485	15.5%
BBVA Bancomer		614,634	23.8		652,459	23.9		723,759	24.1		857,321	25.1		951,417	24.8
Banamex		503,417	19.5		523,716	19.2		556,860	18.5		613,623	18.0		690,003	18.0
Banorte		419,759	16.2		438,336	16.1		492,516	16.4		561,362	16.5		574,474	15.0
HSBC		291,081	11.2		281,484	10.3		292,384	9.7		274,006	8.0		297,904	7.8
Scotiabank		137,465	5.3		142,830	5.2		164,114	5.5		199,108	5.8		240,959	6.3
Inbursa		97,575	3.8		89,879	3.3		83,434	2.8		92,636	2.7		128,538	3.3
Total for seven financial groups(2)	Ps.	2,426,383	93.8%	Ps.	2,533,372	93.0%	Ps.	2,772,690	92.3%	Ps.	3,114,488	91.3%	Ps.	3,476,779	90.5%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total deposits and market share data for the seven financial groups are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	1.7%	3.6%	3.7%	3.3%	2.5%
Banamex	1.9	2.4	2.2	1.6	1.5
Banorte	2.1	3.1	2.9	2.2	1.8
BBVA Bancomer	3.3	3.1	2.7	2.4	2.2
Scotiabank	2.3	2.9	3.3	2.9	2.6
Inbursa	3.7	4.4	3.7	3.1	2.8
HSBC	2.0	5.9	5.3	5.2	3.0
Financial groups	2.4%	3.2%	3.0%	2.5%	2.1%

Source: Asset quality ratios are calculated by us, using information published by the CNBV.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the periods indicated. The coverage ratio is defined as allowance for impairment losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	190.0%	115.5%	97.1%	108.2%	135.6%
Scotiabank	130.5	121.1	114.2	113.5	120.4
Banorte	138.3	104.6	107.0	116.0	139.5
HSBC	233.8	100.6	103.7	121.1	150.8
BBVA Bancomer	128.8	120.6	118.8	127.9	132.1
Inbursa	389.1	308.5	206.7	147.4	154.3
Banamex	230.7	214.6	225.6	263.1	282.1
Median of seven financial groups	190.0%	120.6%	114.2%	121.1%	139.5%

Source: Coverage ratios are calculated by us, using information published by the CNBV.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the periods indicated. The cost of risk is defined as allowance for impairment losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	2.8%	3.4%	3.3%	3.4%	3.3%
Inbursa	3.1	1.7	1.7	1.7	2.5
Scotiabank	1.3	2.8	2.7	1.9	1.7
Banorte	1.6	2.1	2.4	2.1	2.4
BBVA Bancomer	3.4	3.4	3.3	3.3	3.4
Banamex	4.5	5.5	6.0	4.8	3.9
HSBC	2.4	4.0	3.7	5.7	3.1
Median of seven financial groups	2.8%	3.4%	3.3%	3.3%	3.1%

Source: Cost of risk is calculated by us, using information published by the CNBV.

Return-on-average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return-on-average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)(1)
Santander	2.4%	2.7%	1.6%	1.3%	1.2%
Inbursa	2.5	4.7	4.9	2.9	2.6
BBVA Bancomer	2.1	2.6	2.0	2.0	2.1
Banamex	1.5	1.8	1.2	1.5	1.3
Banorte	1.2	1.5	1.5	1.5	1.6
Scotiabank	2.1	1.3	1.5	1.7	1.4
HSBC	1.2	0.7	0.4	0.1	0.5
Median of seven financial groups	2.1%	1.8%	1.5%	1.5%	1.4%

Source: Return-on-average assets is calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of total assets.

Loans-to-deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans-to-deposits ratios for the periods presented. The loans-to-deposit ratio is total loans, net of allowance for impairment losses, divided by deposits.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	93.6%	93.6%	97.6%	102.2%	96.3%
HSBC	65.1	68.5	74.8	84.7	89.2
Banamex	84.4	87.8	81.7	88.5	83.2
Banorte	94.9	96.8	95.6	92.0	98.0
Scotiabank	90.2	100.2	105.0	104.8	101.5
BBVA Bancomer	103.5	106.2	108.1	102.3	104.5
Inbursa	155.0	191.5	224.9	244.8	209.9
Median of seven financial groups	93.6%	96.8%	97.6%	102.2%	98.0%

Source: The loans-to-deposit ratio is calculated by us, using information published by the CNBV.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per branch and deposits per branch as of December 31, 2016, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2016
	(Loans per branch in millions of pesos)(1)		(Deposits per branch in millions of pesos)(1)
Santander	Ps.	482	Ps.	484
BBVA Bancomer		558		518
Banamex		401		462
Banorte		491		489
Inbursa		417		190
Scotiabank		441		421
HSBC		286		306

Source: Loans per branch and deposits per branch are calculated by us, using information published by the CNBV.

(1)	The number of branches is based on the latest available information published by the CNBV for the banks corresponding to each financial group. Loans and deposits information is based on the latest available information published by the CNBV for the financial groups.

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans per employee and deposits per employee as of December 31, 2016, as calculated in accordance with Mexican Banking GAAP.

	As of December 31, 2016
	(Loans per employee in millions of pesos)(1)		(Deposits per employee in millions of pesos)(1)
Santander	Ps.	33	Ps.	33
BBVA Bancomer		33		31
Banamex		20		23
Banorte		28		27
Inbursa		65		29
Scotiabank		26		25
HSBC		16		17

Source: Loans per employee and deposits per employee are calculated by us, using information published by the CNBV.

(1)	The number of employees is based on the latest available information published by the CNBV for the banks corresponding to each financial group. Loans and deposits information is based on the latest available information published by the CNBV for the financial groups.

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of December 31, 2016, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2016
(%)
Santander	2.51%
Inbursa	2.62
Banorte	2.79
BBVA Bancomer	2.99
Scotiabank	3.39
HSBC	4.38
Banamex	4.58

Source: Operating expenditures as a percentage of the sum of average loans and deposits is calculated by us, using information published by the CNBV.

Net fees and commissions as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees and commissions as a percentage of operating expenditures as of December 31, 2016, as calculated in accordance with Mexican Banking GAAP.

As of December 31, 2016
(%)
Santander	54.00%
Banamex	55.57
BBVA Bancomer	40.53
Banorte	34.02
Scotiabank	29.07
HSBC	27.35
Inbursa	10.39

Source: Net fees as a percentage of operating expenditures is calculated by us, using information published by the CNBV.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	14,049	15.0%	Ps.	14,182	14.4%	Ps.	15,750	14.7%
BBVA Bancomer		24,792	26.4		28,612	29.0		33,311	31.1
Banamex		8,106	8.6		11,524	11.7		10,571	9.9
Banorte		11,892	12.7		13,518	13.7		15,044	14.1
Inbursa		14,776	15.8		9,968	10.1		7,805	7.3
Scotiabank		3,397	3.6		4,919	5.0		4,373	4.1
HSBC		1,089	1.2		(530)	(0.5)		1,174	1.1
Others(2)		15,710	16.7		16,560	16.8		18,978	17.7
Mexican financial system	Ps.	93,811	100.0%	Ps.	98,753	100.0%	Ps.	107,007	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.

(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 47 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	103,523	13.7%	Ps.	111,550	13.8%	Ps.	107,196	12.5%
Banamex		142,675	18.9		146,061	18.0		151,829	17.8
BBVA Bancomer		133,934	17.8		145,137	17.9		158,946	18.6
Banorte		94,681	12.6		102,473	12.7		92,844	10.9%
Inbursa		71,232	9.5		80,308	9.9		88,012	10.3%
HSBC		48,269	6.4		46,367	5.7		51,426	6.0%
Scotiabank		30,248	4.0		35,586	4.4		41,215	4.8%
Total for seven banks(2)	Ps.	624,562	82.9%	Ps.	667,482	82.5%	Ps.	691,468	80.9%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014		2015		2016
	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)	Return-on-average equity (%)(1)	Equity to total assets ratio (%)
Santander	14.3%	11.3%	13.2%	9.6%	14.4%	7.9%
HSBC	2.3	8.1	(1.1)	8.3	2.4	7.9
BBVA Bancomer	19.1	8.7	20.5	8.5	21.9	8.3
Banorte	13.8	11.1	13.7	11.5	15.4	9.0
Scotiabank	11.9	10.4	14.9	10.4	11.4	10.8
Banamex	5.8	12.8	8.0	12.7	7.1	13.5
Inbursa	23.0	21.2	13.1	27.4	9.3	24.2
Mexican financial system	13.1%	11.1%	12.6%	10.5%	12.9%	9.9%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2012	2013	2014	2015	2016
	(%)
Santander	14.5%	12.8%	12.8%	12.0%	12.7%
Inbursa	20.0	18.1	20.3	18.9	17.8
Banamex	14.9	14.1	15.5	14.2	13.8
Banorte	11.8	12.7	13.7	12.5	12.5
Scotiabank	15.5	12.1	12.2	11.5	12.7
BBVA Bancomer	11.0	11.9	11.6	11.0	10.8
HSBC	11.5	12.0	10.8	10.0	11.3
Median of seven banks	14.5%	12.7%	12.8%	12.0%	12.7%

Source: CNBV.

Efficiency

As of December 31, 2016, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander Mexico’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014	2015	2016
	(%)
Santander	42.4%	41.4%	41.2%
Inbursa	22.8	29.4	32.8
BBVA Bancomer	46.6	44.1	43.6
Banorte	50.5	50.9	47.5
Banamex	53.3	54.3	58.6
Scotiabank	62.9	65.2	61.1
HSBC	72.1	64.9	69.6
Mexican financial system	49.6%	49.1%	49.9%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 47 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012		2013		2014		2015		2016
	(Millions of pesos)	(Market share (%))(1)	(Millions of pesos)	(Market share (%))(1)	(Millions of pesos)	(Market share (%))(1)	(Millions of pesos)	(Market share (%))(1)	(Millions of pesos)	(Market share (%))(1)
Santander	Ps. 350,683	12.7%	Ps. 394,930	13.0%	Ps. 465,541	13.9%	Ps. 547,744	14.3%	Ps. 591,428	13.6%
BBVA Bancomer	659,258	24.0	713,505	23.5	802,468	24.0	898,811	23.4	1,017,682	23.5
Banamex	444,496	16.2	485,369	16.0	478,899	14.3	566,448	14.7	599,229	13.8
Banorte	392,013	14.3	422,890	14.0	464,201	13.9	504,926	13.1	567,083	13.1
HSBC	198,979	7.2	204,990	6.8	231,460	6.9	247,725	6.4	278,102	6.4
Inbursa	174,569	6.3	197,549	6.5	199,844	6.0	238,043	6.2	283,662	6.5
Scotiabank	127,473	4.6	148,115	4.9	178,553	5.3	214,883	5.6	251,937	5.8
Total for seven banks(2)	Ps.2,347,471	85.3%	Ps. 2,567,348	84.7%	Ps.2,820,966	84.3%	Ps. 3,218,580	83.8%	Ps. 3,589,123	82.7%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	70,875	15.7%	Ps.	90,711	17.7%	Ps.	106,588	18.9%	Ps.	120,476	19.3%	Ps.	128,836	18.7%
BBVA Bancomer		153,849	34.0		155,582	30.3		161,697	28.7		170,398	27.3		184,418	26.8
Banorte		71,389	15.8		81,715	15.9		89,767	16.0		99,511	16.0		115,856	16.8
Scotiabank		50,029	11.0		57,204	11.2		67,580	12.0		80,302	12.9		92,616	13.5
Banamex		67,048	14.8		74,885	14.6		77,407	13.8		79,165	12.7		81,838	11.9
HSBC		19,924	4.4		25,183	4.9		26,426	4.7		29,830	4.8		34,506	5.0
Inbursa		1,293	0.3		1,249	0.2		1,501	0.3		4,208	0.7		6,900	1.0
Santander + Top 6(2)	Ps.	434,407	95.9%	Ps.	486,528	94.9%	Ps.	530,966	94.4%	Ps.	583,890	93.7%	Ps.	644,970	93.8%
Total System	Ps.	452,866	100.0%	Ps.	512,865	100.0%	Ps.	562,608	100.0%	Ps.	623,205	100.0%	Ps.	687,600	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	63,840	10.7%	Ps.	69,305	10.3%	Ps.	75,624	10.6%	Ps.	91,693	11.5%	Ps.	100,065	11.2%
BBVA Bancomer		173,404	29.1		187,702	27.9		200,618	28.1		225,415	28.3		254,720	28.4
Banamex		149,649	25.1		166,270	24.7		174,234	24.4		177,886	22.3		190,209	21.2
Banorte		47,348	7.9		59,815	8.9		66,856	9.4		76,943	9.6		89,832	10.0
HSBC		34,887	5.8		39,463	5.9		37,940	5.3		48,233	6.0		58,327	6.5
Inbursa		5,387	0.9		15,966	2.4		18,843	2.6		41,107	5.2		48,346	5.4
Scotiabank		20,717	3.5		26,433	3.9		26,020	3.6		23,753	3.0		27,456	3.1
Santander + Top 6(2)	Ps.	495,231	83.0%	Ps.	564,954	83.9%	Ps.	600,134	84.1%	Ps.	685,030	85.9%	Ps.	768,954	85.8%
Total System	Ps.	596,601	100.0%	Ps.	673,022	100.0%	Ps.	713,200	100.0%	Ps.	797,391	100.0%	Ps.	895,930	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	176,853	14.5%	Ps.	195,183	14.6%	Ps.	221,822	15.4%	Ps.	265,861	15.7%	Ps.	292,718	14.8%
BBVA Bancomer		235,953	19.4		269,269	20.2		301,845	20.9		349,114	20.6		415,975	21.0
Banamex		169,929	14.0		179,604	13.5		167,115	11.6		209,478	12.3		238,495	12.0
Banorte		170,912	14.1		170,522	12.8		172,219	11.9		182,589	10.8		207,272	10.5
Inbursa		125,129	10.3		139,493	10.5		146,056	10.1		168,870	9.9		192,803	9.7
HSBC		111,236	9.1		117,824	8.8		124,591	8.6		126,159	7.4		140,227	7.1
Scotiabank		42,660	3.5		50,968	3.8		60,921	4.2		78,813	4.6		95,369	4.8
Santander + Top 6(2)	Ps.	1,032,672	84.9%	Ps.	1,122,863	84.2%	Ps.	1,194,569	82.9%	Ps.	1,380,884	81.3%	Ps.	1,582,858	79.9%
Total System	Ps.	1,215,802	100.0%	Ps.	1,333,143	100.0%	Ps.	1,441,251	100.0%	Ps.	1,698,183	100.0%	Ps.	1,980,829.1	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2012			2013			2014			2015			2016
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	39,116	8.1%	Ps.	39,731	7.8%	Ps.	61,507	9.8%	Ps.	69,714	9.6%	Ps.	69,808	9.0%
BBVA Bancomer		96,052	19.8		100,954	19.7		138,308	22.0		153,885	21.2		162,569	21.0
Banorte		102,364	21.1		110,838	21.7		135,360	21.5		145,884	20.1		154,123	19.9
Banamex		57,869	11.9		64,611	12.6		60,143	9.5		99,919	13.8		88,688	11.4
HSBC		32,933	6.8		22,520	4.4		42,504	6.7		43,504	6.0		45,042	5.8
Scotiabank		14,067	2.9		37,866	7.4		24,032	3.8		32,015	4.4		36,496	4.7
Inbursa		42,761	8.8		40,841	8.0		33,445	5.3		23,857	3.3		35,614	4.6
Santander + Top 6(2)	Ps.	385,160	79.3%	Ps.	417,361	81.6%	Ps.	495,299	78.6%	Ps.	568,778	78.5%	Ps.	592,341	76.5%
Total System	Ps.	485,586	100.0%	Ps.	511,373	100.0%	Ps.	629,867	100.0%	Ps.	724,194	100.0%	Ps.	774,737	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 47 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014			2015			2016
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	460,776	14.1%	Ps.	517,386	13.9%	Ps.	593,087	14.1%
BBVA Bancomer		726,940	22.2		862,127	23.2		952,549	22.7
Banamex		565,835	17.3		617,277	16.6		693,723	16.5
Banorte		473,539	14.5		541,723	14.6		574,502	13.7
HSBC		293,025	9.0		274,544	7.4		297,818	7.1
Scotiabank		165,981	5.1		200,794	5.4		241,591	5.7
Inbursa		84,708	2.6		94,623	2.6		130,179	3.1
Total for seven banks	Ps.	2,770,804	84.7%	Ps.	3,108,474	83.8%	Ps.	3,483,448	82.9%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2014	2015	2016
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	3.7%	3.3%	2.5%
Banamex	2.2	1.6	1.5
Banorte	3.0	2.3	1.8
BBVA Bancomer	2.7	2.4	2.2
Scotiabank	3.1	2.7	2.4
Inbursa	3.4	3.0	2.7
HSBC	5.3	5.2	3.0
Mexican financial system	3.1%	2.6%	2.1%

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2012		2013		2014		2015		2016
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,142	9.2%	1,234	9.8%	1,209	9.5%	1,216	9.9%	1,226	9.8%
BBVA Bancomer	1,799	14.5	1,793	14.3	1,830	14.4	1,817	14.9	1,835	14.7
Banamex	1,705	13.7	1,683	13.4	1,539	12.1	1,492	12.2	1,493	11.9
Banorte	1,322	10.7	1,284	10.2	1,269	10.0	1,191	9.7	1,175	9.4
HSBC	1,040	8.4	987	7.8	984	7.7	974	8.0	974	7.8
Scotiabank	639	5.1	628	5.0	586	4.6	579	4.7	572	4.6
Inbursa	295	2.4	318	2.5	341	2.7	539	4.4	676	5.4
Santander + Top 6(2)	7,942	64.0%	7,927	63.0%	7,758	61.0%	7,808	63.8%	7,951	63.5%
Total System	12,412	100.0%	12,581	100.0%	12,715	100.0%	12,234	100.0%	12,522	100.0%

Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2012		2013		2014		2015		2016
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	4,946	12.3%	5,262	12.9%	5,517	12.9%	5,989	13.1%	6,722	14.0%
BBVA Bancomer	7,746	19.3	7,749	19.0	8,996	21.0	10,772	23.5	11,434	23.8
Banorte	6,716	16.8	7,049	17.3	7,297	17.0	7,425	16.2	7,756	16.2
Banamex	6,288	15.7	6,609	16.2	7,142	16.6	7,526	16.4	8,133	17.0
HSBC	6,490	16.2	6,120	15.0	5,780	13.5	5,625	12.3	5,472	11.4
Scotiabank	1,558	3.9	2,221	5.4	2,148	5.0	1,975	4.3	1,797	3.7
Inbursa	711	1.8	703	1.7	752	1.8	808	1.8	845	1.8
Santander + Top 6(2)	34,455	86.0%	35,713	87.5%	37,632	87.7%	40,120	87.6%	42,159	87.9%
Total System	40,082	100.0%	40,811	100.0%	42,931	100.0%	45,781	100.0%	47,945	100.0%

Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We have maintained a strategic Social Corporate Responsibility Program (Programa de Responsabilidad Social Corporativa) which promotes our continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA) in our Corporate Center Santa Fe, Mexico City.

On August 2015, we obtained AENOR’s recertification of our ISO 14001:2004 certificate, which applies to the administration, management and maintenance of the SGA in our headquarters in Santa Fe, Mexico City. The certification has a three-year term with annual revisions. To date, the two follow-up audits have taken place, confirming that the SGA was still operating in an effective manner, and that it showed significant improvements.

During 2016, two internal follow-up audits were carried out confirming that the SGA continues to be in effect and that significant improvement activities have been carried out. In compliance with the regulations, in September 2016, AENOR performed an ISO 14001: 2004 follow-up audit, obtaining favorable results.

During 2017, a transition process of the latest version of ISO 14001: 2015 will begin. This will place us at the forefront of environmental commitment.

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

Additionally, our environmental policy is communicated to all of our employees through at least one of the following means: communication ads, posters located within the workplace, intranet website and/or training courses to contractors and new employees.

In compliance with the regulations at the federal level, annual information is sent to SEMARNAT (Secretaría de Medio Ambiente y Recursos Naturales) by means of an Annual Operating Certificate (COA), relating to the consumption information that generates pollutant emissions into the atmosphere, facilitating the classification and monitoring of these by the environmental authority through the National Emissions Register (RENE).

Below is a list of the acknowledgments and certifications which we have obtained:

Corporate Center Santa Fe, Mexico City, Mexico

•	Certification for its SGA ISO 14001: 2004

Technological Operations Center Santander, Queretaro, Mexico

•	National Prize of the Mexican Institute of Intelligent Building (IMEI) for Intelligent Building in 2004.

•	Fifth Wellington Redwood Mexico Award in 2005, 2007 and 2008 (related to the optimization of internal processes) and the Socially Responsible Company Award in 2010.

•	Certified in the International Standard for the Construction of Data Processing Centers of the International Computer Room Experts Association (ICREA). Certificate Level V for 12 consecutive years (Since 2004 to 2016). Diamond Certification unique in the World.

•	Award for Innovation and Leadership in Sustainability awarded by the Municipal Government of Santiago de Querétaro for Energy Efficiency. Winner of the Contest in 2015 and Winner in 2016 with Honorary Mention.

Contact Center Santander, Queretaro, Mexico

•	National Award of the Mexican Institute of Intelligent Building (IMEI) for Intelligent Building in 2004.

•	National Award for Energy Savings PNAEE, 2012 by CFE through the Trust for Electric Energy Savings (FIDE).

•	Certificate in International Standard for Construction of Data Processing Centers International Computer Room Experts Association (ICREA). Level V certificate for six consecutive years. Gold Certification unique in the world.

•	Award for Innovation and Leadership in Sustainability awarded by the Municipal Government of Santiago de Querétaro for Energy Efficiency. Winner of the Contest in 2014 and Winner in 2016 with Honorary Mention.

Data Center, Queretaro, Mexico

•	National Award of the Mexican Institute of Intelligent Building (IMEI) for Smart and Sustainable Building in 2013.

•	Certificate in International Standard for Construction of Data Processing Centers International Computer Room Experts Association (ICREA). Level V certificate for 3 consecutive years (2014-2016).

•	Data Center Dynamics Awards 2013 in the category "Innovation in a Data Center Environment" by technological innovation and high availability in a data center. Contest winner in 2013.

•	Data Center Dynamics Awards 2013 in the category "Thoughts Futures and Design Criteria" for engineering application. Contest winner in 2013.

•	Data Center Dynamics Awards 2015 in the "Best Data Center Enterprise" category for innovation in the design and implementation of the highest concepts applied to the IT and electromechanical systems in a Latin American Data Center. Winner of the Contest in 2015.

•	Award "Best Data Center of the World" International Computer Room Experts Association (ICREA) for the best grade obtained certification in the world project, facilities and operation of the CPD. Contest Winner 2015.

•	Data Center Dynamics Awards 2016 in the category "Enhancing Energy Efficiency in the Data Center" for the best practices in energy efficiency applied to IT Systems and electromechanical in a Data Center in Latin America. Winner of the Contest in 2016.

To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results of operations or our position with respect to our competitors. However, probable future environmental laws may adversely affect our operating results.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2014							2015			2016
	Average balance		Interest		Average nominal rate			Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	32,546	Ps.	1,061	3.26%	Ps.	35,872	Ps.	1,102	3.07%	Ps.	33,817	Ps.	1,418	4.19%
Total	Ps.	32,546	Ps.	1,061	3.26%	Ps.	35,872	Ps.	1,102	3.07%	Ps.	33,817	Ps.	1,418	4.19%
Loans and advances to credit institutions
Pesos	Ps.	88,114	Ps.	2,899	3.29%	Ps.	57,873	Ps.	1,965	3.40%	Ps.	58,316	Ps.	2,549	4.37%
Foreign currency(1)		11,084		14	0.13		9,716		100	1.03		30,059		227	0.76
Total	Ps.	99,198	Ps.	2,913	2.94%	Ps.	67,589	Ps.	2,065	3.06%	Ps.	88,375	Ps.	2,776	3.14%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	331,713	Ps.	32,360	9.76%	Ps.	387,922	Ps.	37,653	9.71%	Ps.	437,480	Ps.	44,654	10.21%
Foreign currency(1)		63,011		2,020	3.21		74,982		2,258	3.01		90,102		2,885	3.20
Total	Ps.	394,724	Ps.	34,380	8.71%	Ps.	462,904	Ps.	39,911	8.62%	Ps.	527,582	Ps.	47,539	9.01%
Loans and advances to customers—credit cards
Pesos	Ps.	41,053	Ps.	10,121	24.65%	Ps.	43,713	Ps.	10,316	23.60%	Ps.	49,096	Ps.	11,724	23.88%
Total	Ps.	41,053	Ps.	10,121	24.65%	Ps.	43,713	Ps.	10,316	23.60%	Ps.	49,096	Ps.	11,724	23.88%
Debt instruments
Pesos	Ps.	193,928	Ps.	8,231	4.24%	Ps.	245,949	Ps.	9,244	3.76%	Ps.	250,137	Ps.	11,724	4.69%
Foreign currency(1)		22,416		864	3.85		27,046		1,280	4.73		40,664		1,457	3.58
Total	Ps.	216,344	Ps.	9,095	4.20%	Ps.	272,995	Ps.	10,524	3.86%	Ps.	290,801	Ps.	13,181	4.53%
Income from hedging operations
Pesos			Ps.	277				Ps.	237				Ps.	703
Foreign currency(1)				-					-					-
Total			Ps.	277				Ps.	237				Ps.	703
Other interest-earning assets
Pesos			Ps.	53				Ps.	31				Ps.	70
Foreign currency(1)				16					18					17
Total			Ps.	69				Ps.	49				Ps.	87
Total interest-earning assets
Pesos	Ps.	687,354	Ps.	55,002	8.00%	Ps.	771,329	Ps.	60,548	7.85%	Ps.	828,846	Ps.	72,842	8.79%
Foreign currency(1)		96,511		2,914	3.02		111,744		3,656	3.27		160,825		4,586	2.85
Total	Ps.	783,865	Ps.	57,916	7.39%	Ps.	883,073	Ps.	64,204	7.27%	Ps.	989,671	Ps.	77,428	7.82%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2014					2015					2016
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	13,916				Ps.	15,813				Ps.	20,983
Foreign currency(1)		834					1,154					1,829
Total	Ps.	14,750				Ps.	16,967				Ps.	22,812
Allowance for impairment losses
Pesos	Ps.	(13,301)				Ps.	(15,522)				Ps.	(16,793)
Foreign currency(1)		(670)					(1,163)					(1,157)
Total	Ps.	(13,971)				Ps.	(16,685)				Ps.	(17,950)
Tangible assets
Pesos	Ps.	7,857				Ps.	8,214				Ps.	8,885
Total	Ps.	7,857				Ps.	8,214				Ps.	8,885
Intangible assets
Pesos	Ps.	2,039				Ps.	1,893				Ps.	2,157
Total	Ps.	2,039				Ps.	1,893				Ps.	2,157
Other non-interest-earning assets
Pesos	Ps.	124,645				Ps.	117,514				Ps.	93,561
Foreign currency(1)		9,966					23,985					4,237
Total	Ps.	134,611				Ps.	141,499				Ps.	97,798
Total non-interest-earning assets
Pesos	Ps.	135,156				Ps.	127,912				Ps.	108,793
Foreign currency(1)		10,130					23,976					4,909
Total	Ps.	145,286				Ps.	151,888				Ps.	113,702
Total average assets
Pesos	Ps.	822,510	Ps.	55,002	6.69%	Ps.	899,241	Ps.	60,548	6.73%	Ps.	937,639	Ps.	72,842	7.77%
Foreign currency(1)		106,641		2,914	2.73		135,720		3,656	2.69		165,734		4,586	2.77
Total	Ps.	929,151	Ps.	57,916	6.23%	Ps.	1,034,961	Ps.	64,204	6.20%	Ps.	1,103,373	Ps.	77,428	7.02%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2014					2015					2016
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	108,133	Ps.	4,094	3.79%	Ps.	171,815	Ps.	5,848	3.40%	Ps.	135,218	Ps.	5,869	4.34%
Foreign currency(1)		17,849		89	0.50		23,924		153	0.64		27,664		277	1.00
Total	Ps.	125,982	Ps.	4,183	3.32%	Ps.	195,739	Ps.	6,001	3.07%	Ps.	162,882	Ps.	6,146	3.77%
Customer deposits— Demand accounts
Pesos	Ps.	193,255	Ps.	3,027	1.57%	Ps.	214,629	Ps.	3,145	1.47%	Ps.	267,813	Ps.	5,007	1.87%
Foreign currency(1)		26,751		27	0.10		36,118		38	0.11		54,586		51	0.09
Total	Ps.	220,006	Ps.	3,054	1.39%	Ps.	250,747	Ps.	3,183	1.27%	Ps.	322,399	Ps.	5,058	1.57%
Customer deposits—Savings accounts
Pesos	Ps.	14				Ps.	15				Ps.	12
Total	Ps.	14				Ps.	15				Ps.	12
Customer deposits—Time deposits
Pesos	Ps.	118,595	Ps.	3,776	3.18%	Ps.	130,572	Ps.	3,938	3.02%	Ps.	139,803	Ps.	5,608	4.01%
Foreign currency(1)		11,049		32	0.29		25,500		52	0.20		31,200		114	0.37
Total	Ps.	129,644	Ps.	3,808	2.94%	Ps.	156,072	Ps.	3,990	2.56%	Ps.	171,003	Ps.	5,722	3.35%
Customer deposits—Repurchase agreements
Pesos	Ps.	76,178	Ps.	2,306	3.03%	Ps.	61,765	Ps.	1,781	2.88%	Ps.	89,081	Ps.	3,740	4.20%
Total	Ps.	76,178	Ps.	2,306	3.03%	Ps.	61,765	Ps.	1,781	2.88%	Ps.	89,081	Ps.	3,740	4.20%
Subordinated debentures
Foreign currency(1)	Ps.	17,305	Ps.	1,051	6.07%	Ps.	20,438	Ps.	1,259	6.16%	Ps.	24,101	Ps.	1,473	6.11%
Total	Ps.	17,305	Ps.	1,051	6.07%	Ps.	20,438	Ps.	1,259	6.16%	Ps.	24,101	Ps.	1,473	6.11%
Marketable debt securities and other financial liabilities
Pesos	Ps.	32,328	Ps.	1,226	3.79%	Ps.	35,047	Ps.	1,193	3.40%	Ps.	38,927	Ps.	1,800	4.62%
Foreign currency(1)		13,586		611	4.50		15,974		700	4.38		18,771		825	4.40
Total	Ps.	45,914	Ps.	1,837	4.00%	Ps.	51,021	Ps.	1,893	3.71%	Ps.	57,698	Ps.	2,625	4.55%
Other liabilities
Pesos	Ps.	98,062	Ps.	3,132	3.19%	Ps.	76,817	Ps.	2,388	3.11%	Ps.	58,781	Ps.	2,997	5.10%
Total	Ps.	98,062	Ps.	3,132	3.19%	Ps.	76,817	Ps.	2,388	3.11%	Ps.	58,781	Ps.	2,997	5.10%
Expense from hedging operation
Pesos	Ps.	—	Ps.	735		Ps.	—	Ps.	466		Ps.	—	Ps.	170
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	735		Ps.	—	Ps.	466		Ps.	—	Ps.	170
Other interest expense
Pesos	Ps.	—	Ps.	199		Ps.	—	Ps.	217		Ps.	—	Ps.	314
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	199		Ps.	—	Ps.	217		Ps.	—	Ps.	314
Total interest-bearing liabilities
Pesos	Ps.	626,565	Ps.	18,495	2.95%	Ps.	690,660	Ps.	18,976	2.75%	Ps.	729,635	Ps.	25,505	3.50%
Foreign currency(1)		86,540		1,810	2.09		121,954		2,202	1.81		156,322		2,740	1.75
Total	Ps.	713,105	Ps.	20,305	2.85%	Ps.	812,614	Ps.	21,178	2.61%	Ps.	885,957	Ps.	28,245	3.19%

(1) Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2014					2015					2016
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	28,032				Ps.	37,868				Ps.	36,197
Foreign currency(1)		39					15					15
Total	Ps.	28,071				Ps.	37,883				Ps.	36,212
Other liabilities— non-interest-bearing
Pesos	Ps.	68,451				Ps.	67,817				Ps.	62,855
Foreign currency(1)		21,369					10,692					3,851
Total	Ps.	89,820				Ps.	78,509				Ps.	66,706
Total equity
Pesos	Ps.	98,155				Ps.	105,955				Ps.	114,498
Total	Ps.	98,155				Ps.	105,955				Ps.	114,498
Total non-interest-bearing liabilities and equity
Pesos	Ps.	194,638				Ps.	211,640				Ps.	213,550
Foreign currency(1)		21,408					10,707					3,866
Total	Ps.	216,046				Ps.	222,347				Ps.	217,416
Total liabilities and equity
Pesos	Ps.	821,203	Ps.	18,495	2.25%	Ps.	902,300	Ps.	18,976	2.10%	Ps.	943,185	Ps.	25,505	2.70%
Foreign currency(1)		107,948		1,810	1.68		132,661		2,202	1.66		160,188		2,740	1.71
Total	Ps.	929,151	Ps.	20,305	2.19%	Ps.	1,034,961	Ps.	21,178	2.05%	Ps.	1,103,373	Ps.	28,245	2.56%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2016 compared to the year ended December 31, 2015. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(86)	Ps.	402	Ps.	316
Total	Ps.	(86)	Ps.	402	Ps.	316
Loans and advances to credit institutions
Pesos	Ps.	19	Ps.	565	Ps.	584
Foreign currency(1)		154		(27)		127
Total	Ps.	173	Ps.	538	Ps.	711
Loans and advances to customers—excluding credit cards
Pesos	Ps.	5,058	Ps.	1,943	Ps.	7,001
Foreign currency(1)		484		143		627
Total	Ps.	5,542	Ps.	2,086	Ps.	7,628
Loans and advances to customers—credit cards
Pesos	Ps.	1,285	Ps.	123	Ps.	1,408
Total	Ps.	1,285	Ps.	123	Ps.	1,408
Debt instruments
Pesos	Ps.	196	Ps.	2,284	Ps.	2,480
Foreign currency(1)		488		(311)		177
Total	Ps.	684	Ps.	1,973	Ps.	2,657
Income from hedging operations
Pesos	Ps.	466	Ps.	—	Ps.	466
Foreign currency(1)		—		—		—
Total	Ps.	466	Ps.	—	Ps.	466
Other interest-earning assets
Pesos	Ps.	39	Ps.	—	Ps.	39
Foreign currency(1)		(1)		—		(1)
Total	Ps.	38	Ps.	—	Ps.	38
Total interest-earning assets
Pesos	Ps.	6,977	Ps.	5,317	Ps.	12,294
Foreign currency(1)		1,125		(195)		930
Total	Ps.	8,102	Ps.	5,122	Ps.	13,224

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(1,588)	Ps.	1,609	Ps.	21
Foreign currency(1)		37		87		124
Total	Ps.	(1,551)	Ps.	1,696	Ps.	145
Customer deposits—Demand accounts
Pesos	Ps.	994	Ps.	868	Ps.	1,862
Foreign currency(1)		17		(4)		13
Total	Ps.	1,011	Ps.	864	Ps.	1,875
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	370	Ps.	1,300	Ps.	1,670
Foreign currency(1)		21		41		62
Total	Ps.	391	Ps.	1,341	Ps.	1,732
Customer deposits—Repurchase agreements
Pesos	Ps.	1,147	Ps.	812	Ps.	1,959
Total	Ps.	1,147	Ps.	812	Ps.	1,959
Subordinated debentures
Foreign currency(1)	Ps.	224	Ps.	(10)	Ps.	214
Total	Ps.	224	Ps.	(10)	Ps.	214
Marketable debt securities and other financial liabilities
Pesos	Ps.	179	Ps.	428	Ps.	607
Foreign currency(1)		123		2		125
Total	Ps.	302	Ps.	430	Ps.	732
Other liabilities
Pesos	Ps.	(920)	Ps.	1,529	Ps.	609
Foreign currency(1)		—		—		—
Total	Ps.	(920)	Ps.	1,529	Ps.	609
Expense from hedging operations
Pesos	Ps.	(152)	Ps.	—	Ps.	(152)
Foreign currency(1)		—		—		—
Total	Ps.	(152)	Ps.	—	Ps.	(152)
Other interest expense
Pesos	Ps.	(47)	Ps.	—	Ps.	(47)
Foreign currency(1)		—		—		—
Total	Ps.	(47)	Ps.	—	Ps.	(47)
Total interest-bearing liabilities
Pesos	Ps.	(17)	Ps.	6,546	Ps.	6,529
Foreign currency(1)		422		116		538
Total	Ps.	405	Ps.	6,662	Ps.	7,067

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2014		2015		2016
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	687,354	Ps.	771,329	Ps.	828,846
Foreign currency(1)		96,511		111,744		160,825
Total	Ps.	783,865	Ps.	883,073	Ps.	989,671
Net interest income
Pesos	Ps.	36,507	Ps.	41,572	Ps.	47,337
Foreign currency(1)		1,104		1,454		1,846
Total	Ps.	37,611	Ps.	43,026	Ps.	49,183
Gross yield(2)
Pesos		8.00%		7.85%		8.79%
Foreign currency(1)		3.02		3.27		2.85
Total		7.39%		7.27%		7.82%
Net yield(3)
Pesos		5.31%		5.39%		5.71%
Foreign currency(1)		1.14		1.30		1.15
Total		5.05%		4.87%		4.97%
Yield spread(4)
Pesos		4.85%		5.10%		5.29%
Foreign currency(1)		0.93		1.46		1.10
Total		4.54%		4.66%		4.63%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2014	2015	2016
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.43%	1.35%	1.50%
ROAE: Return-on-average equity	13.54	13.22	14.41
Dividend pay-out ratio(1)	26.13	48.27	105.84
Average equity as a percentage of average total assets	10.56%	10.24%	10.38%

(1)	Dividends declared per share divided by net income per share. On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.2.01 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table considering our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,
	2014	2015	2016
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	4.15%	4.06%	3.42%
Loans and advances to credit institutions	12.65	7.65	8.93
Loans and advances to customers–excluding credit cards	50.36	52.43	53.31
Loans and advances to customers–credit cards	5.24	4.95	4.96
Debt instruments	27.60	30.91	29.38
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2014, 2015 and 2016, the book value of our investment securities was Ps.204.9 billion, Ps.331.0 billion and Ps.309.8 billion, respectively (representing 21.6%, 28.1% and 22.9% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.160 billion, or 78.1%, of our investment securities at December 31, 2014, Ps.284 billion, or 85.7%, of our investment securities at December 31, 2015 and Ps.230 billion, or 74.4%, of our investment securities at December 31, 2016. For a discussion of how we value our investment securities, see Note 2.d of our audited financial statements.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2014, 2015 and 2016, Ps.52.1 billion, Ps.77.1 billion and Ps.113.9 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2014, 2015 and 2016, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 65.5%, 110.7% and 120.6% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 90.8%, 147.9% and 94.08% of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2014		2015		2016
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	67,039	Ps.	121,365	Ps.	129,434
Debt instruments issued by the Mexican Central Bank		92,959		162,200		100,937
Foreign government debt securities		24,734		31,162		65,286
Debt instruments issued by private sector		14,919		13,967		11,843
Total debt instruments		199,651		328,694		307,500
Total equity securities		5,259		2,273		2,303
Total investment securities	Ps.	204,910	Ps.	330,967	Ps.	309,803

The following table analyzes the expected maturities of our debt investment securities (before allowance for impairment losses) and the weighted average yield at December 31, 2016.

	Maturity as of December 31, 2016
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	12,982	5.75%	Ps.	84,231	5.42%	Ps.	26,557	6.98%	Ps.	5,664	6.66%	Ps.	129,434
Debt instruments issued by the Mexican Central Bank		2,383	5.57%		87,167	5.48%		11,387	4.90%		-	0.00%		100,937
Foreign government debt securities		65,286	4.54%		-	0.00%		-	0.00%		-	0.00%		65,286[1]
Debt instruments issued by the private sector		4,714	5.95%		5,427	7.35%		1,702	6.96%		-	0.00%		11,843[2]
Total debt instruments	Ps.	85,365	5.45%	Ps.	176,825	4.56%	Ps.	39,646	4.71%	Ps.	5,664	6.66%	Ps.	307,500

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,
	2014		2015		2016
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	98	Ps.	98	Ps.	96
Call money transactions granted		11,098		—		1,062
Reverse repurchase agreements		27,379		735		37,831
Guarantee deposits—collateral delivered		20,758		30,223		51,414
Other demand accounts		9,186		13,086		3,979
Reciprocal accounts		26,167		14,192		26,017
Total	Ps.	94,686	Ps.	58,334	Ps.	120,399

Loan Portfolio

At December 31, 2014, 2015 and 2016 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.472,453 million, Ps.554,026 million, and Ps.599,528 million respectively, representing 49.7%, 47.1% and 44.4%, of our total assets at such dates, respectively. Loans and advances to customers, net of allowance for impairment losses equaled Ps.457,255 million, Ps.535,277 million and Ps.581,645 million at December 31, 2014, 2015 and 2016, respectively, representing 48.1%, 45.5% and 43.1% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.79,631 million, Ps.72,841 million and Ps.140,658 million at December 31, 2014, 2015 and 2016, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

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

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015(1)		2016
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	38,732	Ps.	37,387	Ps.	55,865	Ps.	59,922	Ps.	57,022
Commercial, financial and industrial		179,802		199,474		231,818		278,645		309,213
Mortgage		72,290		91,859		108,184		122,918		132,414
Installment loans to individuals		64,265		69,796		76,586		92,541		100,879
Revolving consumer credit card loans		36,973		39,782		42,104		47,775		51,537
Non-revolving consumer loans		27,292		30,014		34,482		44,766		49,342
Total loans		355,089		398,516		472,453		554,026		599,528
Allowance for impairment losses		(9,387)		(13,764)		(15,198)		(18,749)		(17,883)
Loans net of allowance for impairment losses	Ps.	345,702	Ps.	384,752	Ps.	457,255	Ps.	535,277	Ps.	581,645

(1)	See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,
	2012	2013	2014	2015(2)	2016
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Public sector	0.0%	0.0%	0.00%	0.0%	0.0%
Commercial, financial and industrial	1.1	4.2	4.1	3.5	2.2
Mortgage	3.4	3.9	4.9	5.3	5.1
Installment loans to individuals	4.6	4.7	4.7	3.8	3.9
Revolving consumer credit card loans	4.0	3.3	4.7	3.9	3.8
Non-revolving consumer loans	5.3	6.4	4.7	3.8	4.1
Total	2.1%	3.8%	3.9%	3.6%	2.9%

(1)     Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2016.

	IFRS as of December 31, 2016
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	19,276	7.54%	Ps.	18,174	8.37%	Ps.	19,572	15.48%	Ps.	57,022	9.51%
Commercial, financial and industrial		176,729	69.08%		116,106	53.45%		16,378	12.95%		309,213	51.58%
Mortgages		17,386	6.80%		36,902	16.99%		78,126	61.77%		132,414	22.09%
Installment loans to individuals		42,424	16.58%		46,059	21.19%		12,396	9.80%		100,879	16.82%
Revolving consumer credit card loans		13,323	5.21%		25,834	11.89%		12,380	9.79%		51,537	8.60%
Non-revolving consumer loans		29,101	11.37%		20,225	9.30%		16	0.01%		49,342	8.22%
Total loans		255,815	100.00%		217,241	100.00%		126,472	100.00%		599,528	100.00%
Allowance for impairment losses											(17,883)
Loans net of allowance for impairment losses	Ps.	255,815		Ps.	217,241		Ps.	126,472		Ps.	581,645

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2016.

	IFRS as of December 31, 2016
		(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	212,456
Floating interest rate		387,072
Total	Ps.	599,528

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented. In general, the total interest that we received on our restructured loans in 2012 through 2016 was greater than the amount of non-accrued interest on the basis of the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015		2016
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	211	Ps.	561	Ps.	916	Ps.	1,103	Ps.	1,109
Restructured loans(1)		413		503		412		375		461
Interest received:
Non-accrual loans(1)	Ps.	72	Ps.	174	Ps.	250	Ps.	349	Ps.	345
Restructured loans(1)		521		549		490		419		496

(1)	These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 12.e of our audited financial statements for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2014		2015		2016
	(Millions of pesos)
Commercial	Ps.	11,120	Ps.	9,674	Ps.	12,144
Consumer		638		641		623
Mortgage		4,174		3,628		2,614
Credit card		1,394		1,331		1,238
Total	Ps.	17,326	Ps.	15,274	Ps.	16,619

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015(2)		2016
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	7,247	Ps.	9,387	Ps.	13,764	Ps.	15,198	Ps.	18,749
Impairment losses on loans and receivables(1)		10,338		16,888		14,831		17,766		19,022
Others		12		19		113		209		157
Charge-offs against allowance for impairment losses		(8,210)		(12,530)		(13,510)		(14,424)		(20,045)
Allowance for impairment losses at end of year	Ps.	9,387	Ps.	13,764	Ps.	15,198	Ps.	18,749	Ps.	17,883

(1)	The amount of impairment losses on financial assets—Loans and receivables net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,368 million in 2012, Ps.1,983 million in 2013, Ps.1,699 million in 2014, Ps.1,725 million in 2015 and Ps.2,361 million in 2016, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)	See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015		2016
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(536)	Ps.	(809)	Ps.	(534)	Ps.	(735)	Ps.	(961)
Mortgage		(658)		(824)		(888)		(739)		(1,096)
Installment loans to individuals		(826)		(923)		(1,046)		(1,075)		(1,104)
Revolving consumer credit card loans		(613)		(706)		(696)		(698)		(717)
Non-revolving consumer loans		(213)		(217)		(350)		(377)		(387)
Expenses paid to recovery agencies		652		573		769		824		800
Total recoveries of loans previously charged off	Ps.	(1,368)	Ps.	(1,983)	Ps.	(1,699)	Ps.	(1,725)	Ps.	(2,361)

	IFRS

	For the year ended December 31,
	2012		2013		2014		2015(2)		2016
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	1,166	Ps.	5,331	Ps.	3,925	Ps.	6,173	Ps.	5,802
Mortgage		1,014		1,071		1,203		1,039		1,388
Installment loans to individuals		8,158		10,486		9,703		10,554		11,832
Revolving consumer credit card loans		4,753		5,995		5,837		6,044		6,683
Non-revolving consumer loans		3,405		4,491		3,866		4,510		5,149
Total impairment losses on loans and receivables(1)	Ps.	10,338	Ps.	16,888	Ps.	14,831	Ps.	17,766	Ps.	19,022

(1)	The amount of impairment losses on financial assets—Loans and receivables net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,368 million in 2012, Ps.1,983 million in 2013, Ps.1,699 million in 2014, Ps.1,725 million in 2015 and Ps.2,361 million in 2016, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)	See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015		2016
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	1,449	Ps.	2,811	Ps.	3,139	Ps.	4,443	Ps.	7,282
Mortgage		472		631		642		542		1,657
Installment loans to individuals		6,289		9,088		9,729		9,439		11,106
Revolving consumer credit card loans		4,055		5,467		5,631		5,449		6,229
Non-revolving consumer loans		2,234		3,621		4,098		3,990		4,877
Total charge-offs against allowance for impairment losses	Ps.	8,210	Ps.	12,530	Ps.	13,510	Ps.	14,424	Ps.	20,045

(1)	See Note 12 of our audited financial statements for more details.

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	For the year ended December 31,
	2012		% of total allowance	2013		% of total allowance	2014		% of total allowance	2015(1)		% of total allowance	2016		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	2,608	27.78%	Ps.	5,147	37.39%	Ps.	6,031	39.68%	Ps.	7,944	42.37%	Ps.	6,463	36.14%
Mortgage		1,038	11.06		1,478	10.74		2,054	13.51		2,558	13.64		2,445	13.67
Installment loans to individuals		5,741	61.16		7,139	51.87		7,113	46.81		8,247	43.99		8,975	50.19
Revolving consumer credit card loans		3,159	33.65		3,688	26.79		3,893	25.62		4,488	23.94		4,942	27.64
Non-revolving consumer loans		2,582	27.51		3,451	25.08		3,220	21.19		3,759	20.05		4,033	22.55
Total	Ps.	9,387	100.00%	Ps.	13,764	100.00%	Ps.	15,198	100.00%	Ps.	18,749	100.00%	Ps.	17,883	100.00%

(1)        See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Loans

The following tables show our impaired loans.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015(2)		2016
	(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	7,329	Ps.	15,175	Ps.	18,430	Ps.	19,742	Ps.	17,595
Non-performing loans as a percentage of total loans		2.06%		3.81%		3.90%		3.56%		2.93%
Loan charge-offs as a percentage of average total loans		2.45%		3.33%		3.10%		2.85%		3.48%

(1)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015(2)		2016
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	Ps.	6,382	Ps.	7,329	Ps.	15,175	Ps.	18,430	Ps.	19,742
Additions		15,523		26,408		24,848		30,006		30,431
Transfers to performing loans		(6,366)		(6,032)		(8,083)		(14,270)		(12,533)
Charge-offs		(8,210)		(12,530)		(13,510)		(14,424)		(20,045)
Balance at year-end	Ps.	7,329	Ps.	15,175	Ps.	18,430	Ps.	19,742	Ps.	17,595

(1)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015(5)		2016
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	381,660	Ps.	425,701	Ps.	503,232	Ps.	594,900	Ps.	661,593
Non-performing loans(2)		7,329		15,175		18,430		19,742		17,595
Commercial, financial and industrial		1,912		8,325		9,575		9,673		6,842
Mortgage		2,472		3,590		5,249		6,514		6,778
Installment loans to individuals		2,945		3,260		3,606		3,555		3,975
Revolving consumer credit card loans		1,492		1,332		1,980		1,846		1,952
Non-revolving consumer loans		1,453		1,928		1,626		1,709		2,023
Allowance for impairment losses		9,387		13,764		15,198		18,749		17,883
Ratios
Non-performing loans to computable credit risk(1)		1.92%		3.56%		3.66%		3.32%		2.66%
Coverage ratio(3)		128.08%		90.70%		82.46%		94.97%		101.64%
Loan charge-off coverage ratio (4)		2.15%		2.94%		2.68%		2.42%		3.03%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and guarantees and documentary credits amounting to Ps.62,065 million. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

(3)	Allowance for impairment losses as a percentage of non-performing loans.

(4) Loan charge-offs as percentage of computable credit risk.

(5) See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,
	2012		2013		2014		2015		2016
	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	9,643	Ps.	15,592	Ps.	6,790	Ps.	10,837	Ps.	10,310
Repurchase agreements		19,603		18,519		33,752		145,484		40,634
Time deposits		9,578		12,956		19,977		18,950		31,545
Other accounts		4,064		23,122		21,533		24,537		57,397
Accrued interest		49		27		26		25		70
Total deposits from Mexican Central Bank and credit institutions	Ps.	42,937	Ps.	70,216	Ps.	82,078	Ps.	199,833	Ps.	139,956
Customer deposits
Current accounts		210,837		257,952		294,062		347,737		403,312
Savings accounts		24		2		1		1		—
Other deposits		11,965		11,579		17,069		24,652		27,696
Time deposits		131,476		119,903		133,587		121,385		140,215
Repurchase agreements		51,589		57,506		69,726		46,083		80,769
Accrued interest		206		182		183		155		578
Total customer deposits	Ps.	406,097	Ps.	447,124	Ps.	514,628	Ps.	540,013	Ps.	652,570
Total deposits	Ps.	449,034	Ps.	517,340	Ps.	596,706	Ps.	739,846	Ps.	792,526

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2014			2015			2016
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	102,646	2.99%	Ps.	191,567	3.12%	Ps.	121,403	5.45%
Average during year		156,689	3.12		199,040	2.96		190,943	4.11
Maximum month-end balance		188,532	3.40		256,412	3.12		249,866	5.45
Short positions:
At December 31(1)	Ps.	27,297	3.11%	Ps.	25,252	3.12%	Ps.	41,976	5.32%
Average during year		84,363	3.23		50,479	3.04		49,259	3.92
Maximum month-end balance		109,596	3.52		95,081	3.16		78,075	5.32
Total short-term borrowings at year end	Ps.	129,943	3.05%	Ps.	216,819	3.12%	Ps.	163,379	5.39%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 11.b of our audited financial statements.

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

The principal financial authorities that regulate financial institutions are the SHCP, the Mexican Central Bank, the CNBV, the CONSAR, the CNSF, the IPAB and CONDUSEF.

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

At the end of 2013, the Mexican Congress approved reforms to the Mexican Financial Groups Law. The most relevant amendments include changes permitting financial services holding companies to hold minority interests in financial institutions, with the authorization from the SHCP, setting forth specific duties of care and loyalty applicable to Board members, even if the financial services holding company is not a public company, permitting foreign governmental entities to acquire controlling interests and indirect interests in financial services holding companies, and strengthening the required regulatory supervision of consolidated financial groups. In addition, financial services holding companies may be required, pursuant to general rules issued by Mexican regulators, to maintain consolidated capital, in connection with risks affecting such companies. Furthermore, financial services holding companies could be required to maintain a minimum net capital, arising from permanent investments made in subsidiaries, and may be subject to corrective measures (such as non-distribution of dividends, suspending payments of interest and deferring payments of principal, ordering the sale of assets, suspending payments of bonuses). The financial entities, which are affiliates of an entity of a Financial Group, shall be deemed as part of such Group (such as, Sofom Hipotecaria and Sofom Consumo).

Authorities of the Mexican Financial System

The principal authorities that regulate and supervise financial institutions related to the activities of Grupo Financiero Santander Mexico in Mexico are the Mexican Central Bank, the SHCP, the CNBV, the CONSAR, the CNSF, the IPAB and the CONDUSEF. These authorities are subject to several organic laws and other administrative regulations that govern their regulatory, supervisory and other powers. Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below. Grupo Financiero Santander Mexico, as a financial services holding company, is subject to the supervision and regulation of the CNBV. In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

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

CONSAR

The CONSAR is a governmental body subordinated to the SHCP, having independent technical and executive powers. The CONSAR was created in 1994 as part of a comprehensive reform of the retirement savings and pensions system, and is in charge of protecting the retirement savings of employees through the regulation and supervision of Afores, entities that manage independent retirement accounts, and Siefores, specialized pension funds. The CONSAR evaluates risks borne by the participants in the retirement savings system and makes sure these participants are solvent and maintain adequate liquidity levels.

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

The History of the Banking Sector

Banking activities in Mexico have been and continue to be affected by prevailing conditions in the Mexican economy, and the demand for and supply of banking services have been vulnerable to economic downturns and changes in government policies. Prior to the early 1990s, lending by Mexican banks to the private sector had fallen to very low levels. It is estimated, however, that by the end of 1994, average total indebtedness of the private sector to Mexican commercial banks had grown to represent approximately 40.7% of GDP, with mortgage loans and credit card indebtedness generally growing faster than commercial loans. The devaluation of the Mexican peso in December 1994 initiated a crisis, and the resulting high interest rates and contraction of the Mexican economy in 1995 severely impacted most borrowers’ ability to both repay loans when due and meet debt service requirements. These effects, among others, caused an increase in the non-performing loan portfolio of Mexican financial institutions, particularly during 1995, which adversely affected the capitalization level of financial institutions. Also, increased domestic interest rates and the deteriorating value of the peso made it more difficult for financial institutions to renew dollar-denominated certificates of deposit and credit lines.

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

Reforms to Mexican Banking Law

In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks’ ability to foreclose on collateral and correct deficiencies of the Mexican Commercial Bankruptcy Law, in respect of related policy sanctions and certain other activities.

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

Mexican Commercial Bankruptcy Law

The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy. Recent amendments permit parties to move directly to the bankruptcy stage.

In connection with banks, there is a special procedure under which only IPAB or the CNBV may demand the declaration of insolvency of banking institutions, including Banco Santander Mexico. In the case of banking institutions, such as Banco Santander Mexico, with the declaration of bankruptcy the judicial procedure is initiated in the bankruptcy phase (quiebra) and not, as in common procedures, in the conciliatory phase. The bankruptcy of a Mexican bank is viewed as an extreme measure (because it results in a liquidation and dissolution), which has not been resorted to in practice, and is preceded by several measures that seek to avoid it, such as corrective measures taken by the CNBV, facilities made available by IPAB and an intervention led by the CNBV. Upon filing of the application for the declaration of insolvency, banking institutions must cease operations and suspend payment of all obligations.

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

The Mexican Commercial Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency (recently modified as set forth below). This period is referred to as the retroactivity period. Nevertheless, upon the reasoned request of the conciliator, the controller, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

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

Deregulation of Lending Entities and Activities

In July 2006, the Mexican Congress enacted reforms to the General Law of Auxiliary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares de Credito), the Mexican Banking Law and the Foreign Investment Law (Ley de Inversión Extranjera), with the objective of creating a new type of financial entity called multiple purpose financial entities (sociedad financiera de objeto múltiple, or Sofom) (the “Sofom Amendments”). The Sofom Amendments were published in the Official Gazette of the Federation on July 18, 2006.

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

Retirement Savings System

The Retirement Savings Systems Law (Ley de los Sistemas de Ahorro para el Retiro) established the Afore pension system. Among other economic benefits and other services to be provided to participants in the retirement savings system, the Retirement Savings Systems Law provides that each employee may establish an independent retirement account, which is to be managed by an approved Afore. Under this system, employees, employers and the government are required to make contributions to the independent retirement accounts maintained by each employee. In addition to the mandatory contributions, employees can make voluntary contributions to their independent retirement accounts. Pursuant to the Retirement Savings Systems Law, the main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds (Siefores), (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker.

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

Upon publication of the resolution of the CNBV revoking a banking license in the Official Gazette of the Federation and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated. Upon liquidation or the declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all “guaranteed obligations” of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB law.

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

Financial Support

Determination by the Banking Stability Committee. The BSC includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB. In the case that the BSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments’ system to be put at risk, then the BSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered “guaranteed obligations” under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances. Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

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

(b)       If the BSC determines that less than the full amount of all of the outstanding liabilities of the troubled commercial bank (guaranteed and non-guaranteed) must be paid, then the support will consist of transferring the assets and liabilities of such bank to any third party, as set forth in Articles 188 through 197 of the Mexican Banking Law.

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

The General Rules Applicable to Mexican Banks, currently specify that Mexican banks may be classified in several categories based on their Capital Ratio, Tier 1 capital and Fundamental Tier 1 Capital. The relevant corrective measures applicable to the Bank are determined based on the following classifications:

Class	Capital Ratio	Tier 1 Capital	Fundamental Tier 1 Capital
Class I............	Equal to or greater than 10.5%	Equal to or greater than 8.5%	Equal to or greater than 7%
Class II..........	Equal to or greater than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class II..........	Equal to or greater than 8% and less than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class III........	Equal to or greater than 8%	Less than 6.0%	Equal to or greater than 4.5%
Class III........	Equal to or greater than 7% and less than 8%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class IV.........	Equal to or greater than 7% and less than 8%	Less than 6%	Equal to or greater than 4.5%
Class IV.........	Equal to or Greater than 4.5% and less than 7%	Equal to or greater than 4.5%	Equal to or greater than 4.5%
Class V..........	Less than 4.5%	Not Applicable	Less than 4.5%

In cases in which the CNBV determines a Multiple Banking Institution as being of Local Systemic Importance, such institution is required to have a capital conservation supplement of the percentage determined by the CNBV, within a four year period ending in 2019. Banco Santander México was considered a systemically important entity with a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México was already in compliance with the corresponding regulation as of December 31, 2016.

This table is based upon the table set forth in Article 220 of the General Rules Applicable to Mexican Banks, which should be consulted for a complete understanding of the applicable requirements.

Furthermore, the General Rules Applicable to Mexican Banks provide that none of Capital Ratio, Tier 1 capital or Fundamental Tier 1 Capital shall be subject to a maximum limit if (a) the Capital Ratio is equal to or exceeds 10.5%, (b) Tier 1 capital is equal to or exceeds 8.5%, and (c) Fundamental Tier 1 Capital is equal to or exceeds 7.0%.

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

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, Banco Santander Mexico was imposed a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México was already in compliance with the corresponding regulation as of December 31, 2016.

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

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance was at 60% in 2015, which should gradually increase to 100% by 2019.

Our LCR levels exceeded 100% level throughout 2016, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Official Gazette of the Federation, the “General Liquidity Requirements for Banking Institutions”, in accordance with those provided by the Banking Liquidity Regulation Committee on October 17, 2014. Such requirements entered into effect on January 1, 2015.

On December 31, 2015, the CNBV published in the Official Gazette of the Federation, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

On June 22, 2016, the CNBV published in the Official Gazette of the Federation a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

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

In order to promote the development of the Mexican monetary policy, on May 12, 2016, the Mexican Central Bank published in the Official Gazette of the Federation the rules for the auction by the Mexican Central Bank of Bonos de Regulacion Monetaria Reportables (BREMS R) as an alternative for credit institutions to comply with their compulsory deposit requirements. The BREMS R can only be acquired by Mexican credit institutions through auctions made by the Mexican Central Bank and by means of repurchase transactions (reportos) between the Mexican Central Bank and the financial entities, or among financial entities, in accordance with the regulations set forth by the Mexican Central Bank. The BREMS R held by financial institutions shall be sold to the Mexican Central Bank at the date and in accordance with the terms included in general resolutions to be issued by the Mexican Central Bank.

As of December 31, 2016, the Group held a BREMS R position amounting to Ps.7,781 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

Under IFRS, we apply the following criteria to classify loans and advances as impaired loans:

•	Commercial, financial and industrial loans

•	Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

•	Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after principal or interest become due.

•	Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.

•	Mortgage loans

•	Mortgage loans are considered impaired when a payment is past due more than 90 days.

•	Installment loans to individuals

•	Revolving consumer credit cards loans are considered impaired when payment is not received 90 days after they become due.

•	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

•	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

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

Impaired loans, which are renegotiated, will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period.

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

When the recovery of a loan is considered to be unlikely, it is charged-off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are charged-off considering the following:

•	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, charge-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collateral and payment records. Within this portfolio, SME loans and revolving SME loans are charged-off when the loans become 181 and 151 days past due, respectively.

•	Mortgage loans are charged-off when they have been past due for 36 months.

•	For installment loans to individuals, any portion of the balance that the Group does not expect to collect is charged-off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, charge-off may occur earlier than at the periods stated above. Collections procedures may continue after charge-off.

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

Loans with a single payment of principal upon maturity and periodic payments of interest, which were restructured or renewed during the loan term, are considered as non-performing until there is evidence of sustained payment, as well as those in which at least 80% of the original term of the loan has not elapsed, which did not cover the total amount of the accrued interest or cover the principal of the original amount of the loan, and which should have been settled as of the date of renewal or restructuring in question. Sustained payment is evidenced when the borrower has paid at least 20% of the capital of the loan at the time of the restructuring or renewal, or when the borrower has paid the amount of accrued interest related to a period of 90 days under the restructuring or renewal scheduled payment.

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

Through different notes, the CNBV authorized the use of the Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico), or MIEB, and the Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado) or MIEA, set forth in the Regulations, in order for us to determine the preliminary estimation of credit risk in the commercial credit portfolio. We use the MIEB for the following segments: companies, GTB and financial institutions and the MIEA for portfolio and real estate companies.

The MIEB consists of determining the probability of breach through a rating procedure that contemplates a quantitative or statistic module based on financial information of the client and a qualitative or expert module, based on the analyst opinion, who grades the variables of the model based on his experience and on the financial and expert analysis performed by the entity.

The MIEA consists of determining the probability of breach through a rating procedure based on an automatic module that uses a first intervention of the expert analyst, which may or may not be supplemented afterwards. The automatic module determines the rating in two phases, a quantitative and a qualitative based on a questionnaire that allows the expert analyst to modify the automatic scoring in a limited number of rating items.

The automatic valuation is obtained from a linear regression model, in which variables are comprised by financial and credit information of the company in addition to the responses to a closed questionnaire to be analyzed by the expert analyst. The variables used have been previously identified as the ones which can more accurately predict the breach potential of an entity.

As a part of the MIEA, the LGD is determined, considering:

• The internal experience of the recovery flows of the contracts in breach. It is adjusted at the most critical period of the cycle in order to be considered a “downturn” loss.

• Coherence with the definition of “default” proposed by Basilea and the CNBV.

• Complies with the requirements of the CNBV set forth in the resolutions, by reflecting the LGD considering unfavorable economic conditions.

As set forth in the Regulations, we are currently in a parallel calculation period of the General Methodology and Internal Methodology. During this period, the results of the preliminary estimation of credit risk in the commercial credit portfolio using the Internal Methodology was lower than the one obtained using the General Methodology, which is why as of December 31, 2016 the banks maintains a preliminary estimation of credit risk equivalent to 95% for portfolio and real estate companies and 80% for the companies, GTB and financial institutions segments, with respect to the preliminary estimation of credit risk obtained by using the General Methodology. The qualification of the credit portfolio and the determination of the preliminary estimation of credit risk are made in accordance with the rules set forth by the CNBV.

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

Since June 2013, the grading of commercial loan portfolios is also based on an expected loss model that is calculated on a loan-by-loan basis under Mexican Banking GAAP. In this model, the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well on the type and coverage of the collateral and guarantees that cover the loans. The qualitative characteristics include country and industry risk, market position, corporate governance and quality of the management. The quantitative characteristics include payment experience in the credit bureau, payment experience with Infonavit and financial statement ratios that capture the financial risk of the debtor.

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

Mexican banks require an express general approval, issued in writing by the Mexican Central Bank, to enter into, as so-called intermediaries, derivative transactions, with respect to each class or type of derivative. Mexican banks that have not received the relevant general approval would require a specific approval from the Mexican Central Bank to enter into such derivative transactions (or even if in possession of such general approval, to enter into derivative transactions with underlying assets different from the assets specified above). Mexican banks may, however, enter into derivative transactions without the authorization of the Mexican Central Bank, if the exclusive purpose of such derivative transactions is to hedge the relevant bank’s existing risks. Authorizations may be revoked if, among other things, the applicable Mexican bank fails to comply with Mexican Capitalization Requirements, does not timely comply with reporting requirements, or enters into derivative transactions that contravene applicable law or sound market practices.

Banks that execute derivative transactions with related parties or with respect to underlying assets of which the issuer or debtor are related parties, shall comply with the corresponding limits set forth in the Mexican Banking Law in respect of related party transactions.

Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio. Derivative transactions that are entered into in over-the-counter (OTC) markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofomes, and any other counterpart authorized by the Mexican Central Bank. Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee. Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party. The counterparties in respect of hedging derivatives transactions entered into by Mexican banks must be other Mexican banks, Mexican financial entities authorized to enter into such derivatives by the Mexican Central Bank or foreign financial institutions or recognized markets. Derivative transactions must be entered into pursuant to master agreements that must include terms and guidelines, similar to international standards such as International Swap and Derivatives Association (ISDA) master agreements and master agreements approved for the domestic market. As an exception to applicable rules, Mexican banks may pledge cash, receivables and securities to secure obligations resulting from their derivative transactions.

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

Money Laundering Regulations

Mexico has in effect rules relating to money laundering and terrorist financing; the most recent set of rules have been in effect since April 21, 2009 and have subsequently been amended (the “General Provisions on Money Laundering and Terrorist Financing”) through certain publications on the Official Gazette of the Federation in 2010, 2011, 2013, 2014, 2015 and 2017.

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

An entity’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) corporate name, (ii) domicile, (iii) telephone numbers, (iv) nationality, (v) name of the sole administrator, the members of the Board of Directors, the general manager or any relevant attorney-in-fact, (vi) main activity or line of business, (vii) tax identification number and the certificate evidencing the tax identification number issued by the SHCP, (viii) advanced electronic signature series number, when applicable, (ix) copy of the public deed containing its constitutive documents, and (x) information of actual owners.

Identification Files shall be maintained for the complete duration of the corresponding agreement entered into with such client, and for a minimum term of ten years from the date of termination of the commercial relationship with the client.

The Mexican Banking Law requires banks to have a manual for anti-money laundering procedures that is approved by the Board of Directors and certified by the CNBV.

Under the General Provisions on Money Laundering and Terrorist Financing, our subsidiaries operating in the financial sector must provide to the SHCP, through the CNBV, (i) quarterly reports (within ten business days from the end of each quarter) with respect to transactions equal to, or exceeding, U.S.$10,000, (ii) monthly reports (within 15 business days from the end of the month) with respect to international funds transfers, received or sent by a client, with respect to transactions equal to, or exceeding, U.S.$10,000, (iii) reports of unusual transactions, within 60 calendar days counted from the date an unusual transaction is detected by our financial subsidiaries’ systems, (iv) quarterly reports of cashier checks equal to, or exceeding, U.S.$10,000, and (v) periodic reports of suspicious transactions, within 60 calendar days counted from the date the suspicious transaction is detected.

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

Additionally, pursuant to the Mexican Banking Law reforms published in the Official Gazette of the Federation on January 10, 2014, the following sanctions were included, with the purpose of preventing and detecting operations that might encourage acts of terrorism:

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

The amendments to the General Provisions on Money Laundering and Terrorist Financing published in the Official Gazette of the Federation on April 25, 2014, September 12, 2014 and December 31, 2014, added the following obligations to the prevention of money laundering and terrorist financing:

•	Provide the CNBV, through the Financial Intelligence Unit (Unidad de Inteligencia Financiera), within the first ten business days of January, April, July and October of each year, a report for each issuance or payment of cashier’s checks carried out with its clients or users in the previous three months in an amount equal to or exceeding U.S.$10,000.

•	Inform the CNBV prior to, or simultaneously with, the sharing of information regarding money laundering and terrorist financing activities,

•	Immediate cancellation of any transaction or service related to a client or user identified to be on the SHCP’s blocked persons’ list and notification to the client that it has been included on such list.

•	Inform the CNBV, within the first 15 business days of January of each year, through electronic media and on the official form, a report containing the annual program of training courses for the current year.

The amendments to the General Provisions on Money Laundering and Terrorist Financing published in the Official Gazette of the Federation on September 10, 2015, added the following to the prevention of money laundering and terrorist financing:

•	An additional 30-day period was granted to submit unusual transactions reports, according to the guidelines to be published by the Ministry of Finance.

•	Additional time, up to and including September 2016, to update the customer identification file for Trust Customers.

On February 24, 2017, amendments to the General Provisions referred to in Article 115 of the Mexican Banking Law were published in the Official Gazette of the Federation, establishing:

•	The reduction of the threshold of reportable transactions from U.S.$10,000 to U.S.$7,500.

•	New obligations to provide to the Central Bank information on international transfers to be integrated into a central database.

•	Obligations to update records of customers regardless of their level of risk.

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

In June 2014, the Mexican Supreme Court of Justice issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge.

To date, the Mexican Courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public.

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

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$107,915 as of December 31, 2016), per person per bank.

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

CONDUSEF maintains a Registry of Financial Service Providers (Registro de Prestadores de Servicios Financieros), in which all financial services providers must be registered, that assists CONDUSEF in the performance of its activities. This Registry will be replaced as explained below. CONDUSEF is required to publicly disclose the products and services offered by financial service providers, including interest rates. To satisfy this duty, CONDUSEF has wide authority to request all necessary information from financial institutions. Furthermore, CONDUSEF may scrutinize banking services provided by approving and supervising the use of standard accession agreements.

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

If minimum capitalization levels are not maintained, the CNBV may take measures against the applicable broker-dealer, which include (i) informing the Chief Executive Officer (CEO) and chairman of the board of directors of its controlling holding company of its classification, as well as the causes leading to such classification, including a detailed report evaluating its financial situation, (ii) filing before the CNBV a capital restoration plan resulting in an increase of its capitalization index, (iii) suspending the payment of dividends and other distributions to shareholders, (iv) suspending the payment of bonuses and extraordinary compensation to the general director and higher level officers, and (v) ordering the suspension of activities that may impact the broker-dealer’s capital.

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

Dodd-Frank Act

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Banking entities such as Banco Santander Parent must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.

In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Board of the Governors of the Federal Reserve System (the “Federal Reserve Board”) Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). In July 2016, the Federal Reserve Board granted a final one-year extension of the general conformance period to July 21, 2017 for banking entities to conform ownership interests in and relationships with legacy covered funds. Banco Santander Parent, including Grupo Financiero Santander Mexico, has assessed how the Volcker Rule affects Santander Group’s businesses and has brought its activities into compliance, with the exception of certain legacy covered funds activities. Banco Santander Parent has adopted the necessary measures to bring these legacy covered funds activities into compliance prior to July 21, 2017. Santander Group has further adopted processes to establish, maintain, enforce, review and test a program designed to achieve and maintain compliance with the Volcker Rule. Santander Group’s non-U.S. banking organizations, including Grupo Financiero Santander Mexico, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK plc (“Santander U.K.”) within the Santander Group. During the period covered by this annual report:

(a)       Santander U.K. holds two savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander Parent.

(b)       Santander U.K. held a savings account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The savings account was closed on July 26, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander Parent.

(c)       Santander U.K. held a current account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The current account was closed on December 22, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander Parent.

(d)       Santander U.K. holds two frozen current accounts for two U.K. nationals who are designated by the U.S. under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the year ended December 31, 2016. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander U.K. Collections & Recoveries department. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander Parent.

(e)       In addition, during the year ended December 31, 2016, Santander U.K. had an OFAC match on a power of attorney account. The power of attorney listed on the account is currently designated by the U.S. under the SDGT and Iranian Financial Sanctions Regulations (IFSR) sanctions program. The power of attorney was removed from the account on July 29, 2016. During the year ended December 31, 2016, revenues and profits generated by Santander U.K. were negligible relative to the overall revenues and profits of Banco Santander Parent.

(f)       An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, held a mortgage with Santander U.K. that was issued prior to such designation. The mortgage account was redeemed and closed on April 13, 2016. No further drawdown has been made (or would be allowed) under this mortgage although we continued to receive repayment instalments prior to redemption. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander Parent The same Iranian national also held two investment accounts with Santander ISA Managers Limited. The funds within both accounts were invested in the same portfolio fund. The accounts remained frozen until the investments were closed on May 12, 2016 and bank checks issued to the customer. Revenues generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander Parent.

(g)       In addition, during the year ended December 31, 2016, Santander U.K. held a basic current account for an Iranian national, resident in U.K., previously designated under the OFAC Iran designation. The account was closed in September 2016. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander Parent.

In addition, the Santander Group has an outstanding legacy export credit facility with Bank Mellat. In 2005 Banco Santander Parent participated in a syndicated credit facility for Bank Mellat of U.S.$15.5 million, which matured on July 6, 2015. As of December 31, 2016, the Group was owed U.S.$0.1 million not paid at maturity under this credit facility, corresponding to the 5% that was not covered by official export credit agencies.

Banco Santander Parent. has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Banco Santander Parent has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Santander under this facility since it was granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2016, which were negligible relative to the overall revenues and profits of Banco Santander Parent. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.	Organizational Structure

Banco Santander Parent is our controlling shareholder and owns, directly 74.97% of our total capital stock. The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2016, based on publicly available annual reports. As of December 31, 2016, the Santander Group had 12,235 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders. For more information on Banco Santander Parent, please see “Item 4. Information on the Company—B. Business Overview.”

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of December 31, 2016. For more information regarding our principal subsidiaries please see “Item 4. Information on the Company—B. Business Overview— Operations Through Subsidiaries.”

IFRS at December 31, 2016	IFRS at December 31, 2016
Total assets: Ps. 1,349,632 million (99.90% of total) Net income: Ps. 16,536 million (100.19% of total) Total equity: Ps. 105,226 million (98.08% of total)	Total assets: Ps. 815 million (0.06% of total) Net income: Ps. 14 million (0.08% of total) Total equity: Ps. 1,024 million (0.95% of total)

All of our principal subsidiaries are incorporated in Mexico.

D.	Property, Plants and Equipment

We are domiciled in Mexico City and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

We also own two other buildings in Queretaro and rent 152 other buildings for central offices. We also own four branches’ buildings, Martinica located in León in Guanajuato, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Queretaro. The branches operated at rented locations have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2016	Number
Central Offices
Owned	3
Rented	152
Total	155
Branches
Owned	4
Rented(1)	1,342
Total(2)	1,346
SME Center
Owned	0
Rented	18
Total	18
Other Property(3)
Owned	0
Rented	1,078
Total	1,078

(1)	Includes 73 branches under bailment (comodato).

(2)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see Note 2.k of our audited financial statements.

On April 27, 2012, Banco Santander Mexico entered into an agreement to sell 220 properties (branches, offices and parking lots) to Fibra Uno, a Mexican publicly traded real estate investment trust. The sale of the properties was completed in May 2012 for Ps. 3,334 million, which resulted in the recognition of net gains in the amount of Ps. 1,730 million. Under the agreement, the properties were immediately leased back to Banco Santander Mexico for a period of 20 years with an annual rent of Ps. 275 million. See Note 15 of our audited financial statements.

At the end of 2015, we finished our plan to add 200 new leased branches to our branch network. The expansion cost amounted to approximately Ps. 1.03 billion and it was funded using our working capital.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico. Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico and the applicable regulations. For more detail on the applicable regulations please see “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System,” “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation,” and “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation.”

Economic Environment

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

In 2016, the Mexican economy grew at an annual GDP growth rate of 2.3%, supported mainly by domestic demand. The peso depreciated 18.82% against the U.S. dollar and inflation reached 3.4%, during the year. The sharp drop in global oil prices and the significant reduction of oil production in Mexico, together with the increase of interest rates in the U.S. and Mexico and global economic uncertainty increased and will continue to affect the volatility in the foreign exchange market. Additionally, any change in the United States’ trade and immigration policies with respect to Mexico, under the new U.S. administration, could have a material adverse effect on the Mexican economy.

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

In 2011 and 2012, the Mexican economy continued to recover without experiencing a significant increase in inflation. In this context, monetary authorities in Mexico did not change the reference interest rate during 2012, which was 4.5% from July 2009 to March 2013. Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at an average level of 4.14% and have remained relatively stable, closing at an average rate of 4.05% during December 2012. In March 2013, the Mexican Central Bank changed the reference interest rate to 4.0%, and in the second half of 2013, further reduced the interest rate by 25 basis points, both in September and October, leaving the target rate at 3.5%. In June 2014, the Mexican Central Bank announced a 50 basis points interest rate reduction due to a weaker-than-expected performance by the economy, leaving the target rate at 3.0%. In December 2015, the Mexican Central Bank increased the target rate by 25 basis points (leaving the rate at 3.25%), in response to the 25 basis points increase in the fed funds rate. During 2016, the Mexican Central Bank increased the target rate by 250 basis points, closing the year at a level of 5.75%.

This low interest rate environment over the past years has impacted both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which is comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) provided a hedge against the low interest rate environment experienced during the last years. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been around 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent. The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change. For a full description of our accounting policies, see Notes 1.c and 2 of our audited financial statements included elsewhere in this annual report on Form 20-F.

Fair value measurements and disclosures of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we consider the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

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

We are required to disclose the valuation methods used to determine fair value measurements. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable inputs (Level 2) and valuation techniques using significant unobservable inputs (Level 3). Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability Such disclosure is provided in Note 2.d.iii (for assets and liabilities carried at fair value) and Note 44.d (for financial instruments that are carried at amortized cost) to our audited financial statements included elsewhere in this annual report on Form 20-F.

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

Allowance for impairment losses and provisions for off-balance sheet risk

We recognize credit losses inherent in financial instruments not measured at fair value considering historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

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

During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Defined benefit plans

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit (CGU) to which goodwill has been allocated. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use calculation requires that we estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise affecting our results of operations.

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

Application of New and Revised IFRS

In 2016, we applied new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2016. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements. See Note 1.b to our audited financial statements included elsewhere in this annual report on Form 20-F.

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2014, 2015 and 2016, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents our consolidated results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

	For the year ended December 31,
	2015		2016		2016		2016/2015
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	64,204	Ps.	77,428	U.S.	3,755	20.60%
Interest expenses and similar charges		(21,178)		(28,245)		(1,370)	33.37%
Net Interest Income		43,026		49,183		2,385	14.31%
Dividend income		117		110		5	(5.98%)
Fee and commission income (net)		14,083		14,382		697	2.12%
Gains/(losses) on financial assets and liabilities (net)		2,489		3,847		187	54.56%
Exchange differences (net)		6		2		—	(66.67%)
Other operating income		457		450		22	(1.53%)
Other operating expenses		(3,011)		(3,364)		(163)	11.72%
Total Income		57,167		64,610		3,133	13.02%
Administrative expenses		(21,332)		(23,210)		(1,126)	8.80%
Personnel expenses		(11,033)		(11,846)		(575)	7.37%
Other general administrative expenses		(10,299)		(11,364)		(551)	10.34%
Depreciation and amortization		(1,864)		(2,058)		(100)	10.41%
Impairment losses on financial assets (net)		(16,041)		(16,661)		(808)	3.87%
Loans and receivables		(16,041)		(16,661)		(808)	3.87%
Impairment losses on other assets (net):		—		—		—	0%
Other intangible assets		—		—		—	0%
Non-current assets held for sale		—		—		—	0%
Provisions (net)(2)		270		(903)		(44)	(434.44%)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		7		20		1	185.71%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		91		71		3	(21.98%)
Operating Profit Before Tax		18,298		21,869		1,059	19.52%
Income tax		(4,294)		(5,365)		(260)	24.94%
Profit from Continuing Operations		14,004		16,504		799	17.85%
Profit from Discontinued Operations (net)		—		—		—	0%
Profit for the Year	Ps.	14,004	Ps.	16,504	U.S.	799	17.85%
Profit attributable to the Parent		14,003		16,504		799	17.86%
Profit attributable to non-controlling interests		1		—		—	(100.00%)

(1)	Results for the year ended December 31, 2016 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps. 20.6194 per U.S.$ 1.00 as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

Profit in 2016 was Ps. 16,504 million, a 17.9% or Ps. 2,500 million increase from Ps. 14,004 million in 2015. These results reflect mainly:

•	a Ps. 6,157 million, or 14.3%, increase in net interest income due primarily to mainly higher interest income from the loan portfolio and from debt instruments, which resulted from higher interest rates and loan growth;

•	a Ps. 1,358 million, or 54.6%, increase in gains on financial assets and liabilities (net), mainly resulting from an increase in gains from foreign exchange derivatives mainly entered into for trading purposes; and

•	a Ps. 299 million, or 2.1%, increase in income from fees and commissions (net) mainly resulting from: (i) growth in investment funds management fees, (ii) foreign exchange, (iii) collections and payments and (iv) insurance fees, which offset lower credit and debit card fees and financial advisory service fees. The decline in credit and debit card fees during the year resulted from higher expenses incurred in connection with reward programs and placement fees related to selling credit cards outside our existing customer pool, including telemarketing in an effort to continue growing our volumes in this product segment, while financial advisory fees decreased as a result of challenging market conditions which have slowed down the pace of execution of these transactions.

These positive results were partially offset by:

•	a Ps. 1,878 million, or 8.8%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in administrative services, technology and systems, advertising and communication expenses, maintenance, conservation and repair expenses and taxes other than income tax;

•	a Ps. 1,173 million increase in provisions (net) mainly related to increased provisions for legal and tax contingencies and higher requirements for provisions for off-balance sheet risk, accompanying growth in credit card lines available;

•	a Ps. 1,071 million, or 24.9% increase in income tax that resulted in a 24.5% effective tax rate in the year as compared to 23.5% in 2015;

•	a Ps. 620 million, or 3.9%, increase in impairment losses on loans and receivables (net), principally because of business volume growth across all segments, mainly in our commercial, financial and industrial portfolio, revolving consumer credit card loan portfolio and non-revolving consumer loan portfolio; and

•	a Ps. 360 million, or 14.1%, increase in other expenses (net), mainly due to higher contributions to the IPAB, resulting from an increase in customer deposits; and

•	a Ps. 194 million, or 10.4%, increase in depreciation and amortization due to an increase in investments in technology.

During 2016, we continued to direct our efforts to strengthen client attraction and loyalty, within a strategy of transformation and innovation. The Bank pursued multiple actions throughout the year such as (i) upgrading technological platforms and infrastructure to offer customers innovative and quality services that satisfy their dynamic demands, (ii) strengthening our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and becoming their primary bank by launching new commercial actions and transactional products, and (iii) organically increasing of our market share in key business lines, such as mid-market and SMEs. Among our new products, we launched the Santander Plus program, which rewards the loyalty of current and new customers and the Santander-Aeromexico co-branded credit card. As of December 31, 2016 more than 1,100,000 customers have signed up for the Santander Plus program, of which 50% are new customers and more than 430,000 Santander-Aeromexico co-branded credit cards were issued, of which 30% were to new customers.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps. 62,039 million, or 80.1%, of our total interest and similar income in 2016, with the remaining interest income of Ps. 15,389 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income. Interest income and similar income increased by Ps. 13,224 million, or 20.6%, in 2016 compared to 2015.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2016, interest expense on customer deposits was Ps. 14,520 million, representing 51.4% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps. 5,722 million, Ps. 5,058 million and Ps. 3,740 million, respectively, in 2016, representing 20.3%, 17.9% and 13.2% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps. 6,146 million, representing 21.8% of our total interest expense in 2016, while interest expense on subordinated debentures was Ps. 1,473 million, representing 5.2% of our total interest expense in 2016. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, expenses on hedging operations and other interest expenses were Ps. 2,997 million, Ps. 2,625 million, Ps. 314 million and Ps. 170 million, respectively and represented 10.6%, 9.3%, 1.1% and 0.6%, of our total interest expense in 2016, respectively. Interest expenses and similar charges increased by Ps. 7,067 million, or 33.4%, in 2016 compared to 2015.

Our net interest income in 2016 was Ps. 49,183 million, a Ps. 6,157 million or 14.3% increase from Ps. 43,026 million in 2015. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities and debt instruments, partly affected by an increase in our interest expense, mainly due to higher interest we paid on customer deposits and deposits from the Mexican Central Bank and credit institutions which include repurchase agreements of governmental bonds with financial institutions.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2015 and 2016.

	For the year ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,102	Ps.	1,418	28.68%
Loans and advances to credit institutions		2,065		2,776	34.43%
Loans and advances to customers—excluding credit cards		39,911		47,539	19.11%
Loans and advances to customers—credit cards		10,316		11,724	13.65%
Debt instruments		10,524		13,181	25.25%
Income from hedging operations		237		703	196.62%
Other interest income		49		87	77.55%
Total	Ps.	64,204	Ps.	77,428	20.60%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(6,001)	Ps.	(6,146)	2.42%
Customer deposits—Demand accounts		(3,183)		(5,058)	58.91%
Customer deposits—Time deposits		(3,990)		(5,722)	43.41%
Customer deposits—Repurchase agreements		(1,781)		(3,740)	109.99%
Subordinated debentures		(1,259)		(1,473)	17.00%
Marketable debt securities and other financial liabilities		(1,893)		(2,625)	38.67%
Other liabilities		(2,388)		(2,997)	25.50%
Expenses from hedging operations		(466)		(170)	(63.52%)
Other interest expenses		(217)		(314)	44.70%
Total	Ps.	(21,178)	Ps.	(28,245)	33.37%
Net interest income	Ps.	43,026	Ps.	49,183	14.31%

The following table sets forth the components of our average loans and advances to customers in 2015 and 2016.

	As of December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	310,391	Ps.	357,374	15.14%
Mortgage		112,948		124,014	9.80
Installment loans to individuals		83,278		95,290	14.42
Revolving consumer credit card loans		43,713		49,096	12.31
Non-revolving consumer loans		39,565		46,194	16.75
Total	Ps.	506,617	Ps.	576,678	13.83%

Average total interest-earning assets were Ps. 989,671 million in 2016, a 12.1% or Ps. 106,598 million increase from Ps. 883,073 million in 2015. This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps. 64,678 million, or 14.0%, from Ps. 462,904 million in 2015 to Ps. 527,582 million in 2016, (ii) an increase in the average volume of loans and advances to credit institutions of Ps. 20,786 million, or 30.8%, from Ps. 67,589 million in 2015 to Ps. 88,375 million in 2016, (iii) an increase in the average balance of debt instruments of Ps. 17,806 million, or 6.5%, from Ps. 272,995 million in 2015 to Ps. 290,801 million in 2016, and (iv) an increase in the average volume of revolving consumer credit card loans of Ps. 5,383 million, or 12.3%, from Ps. 43,713 million in 2015 to Ps. 49,096 million in 2016. These increases were partly offset by a Ps. 2,055 million, or 5.7%, decrease in the average balance of cash and balances with the Mexican Central Bank.

Interest income and similar income from interest-earning assets increased by Ps. 13,224 million, or 20.6%, from Ps. 64,204 million in 2015 to Ps. 77,428 million in 2016, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and on interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, further supported by increases in interest income from loans and advances to credit institutions, from hedging operations and from cash and balances with the Mexican Central Bank. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps. 64,678 million increase in average volume in our customer loan portfolio excluding credit cards in 2016 compared to 2015, which was comprised of: (i) a Ps. 46,983 million increase in average commercial, financial and industrial loans, (ii) a Ps. 11,066 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps. 6,629 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps. 5,383 million increase in the average volume of the credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth resulting from streamlined approval processes and stronger focus on loan origination through home developers where we have maintained a differentiated value offer, that focuses on a wide range of products and expedited approval processes, while our targeted efforts remain towards mid to high income residences. In November 2016, we launched “Hipoteca Personal” which assigns a risk-based priced interest rate to each client depending on credit scorings, loan-to-value and required term. We maintain a diverse product offering for multiple purposes such as property acquisition, construction, completion of construction projects, mortgage substitutions, land purchase and liquidity. With respect to the commercial segments, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, growth was mainly driven by payroll loans because of strategic sales efforts focused on these products through the launch of the Santander Plus program. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to our strong focus on incentivizing credit card use and attracting new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards through increased commercial activity, effective promotions, reward programs and the new value proposition offered through the co-branded Santander-Aeroméxico credit card launched in February 2016, a product that has enjoyed great success, and as of December 2016 registered over 430,000 cardholders, of which around 30% were new customers. These efforts resulted in higher credit card usage of our full suite of credit cards.

Average interest rates on interest-earning assets increased by 55 basis points, from 7.27% in 2015 to 7.82% in 2016, which was mainly due to a 39 basis points increase in the average interest rate on loans and advances to customers excluding credit cards, from 8.62% in 2015 to 9.01% in 2016, which resulted from the combination of increases to the reference rate enacted by Mexican Central Bank during 2016 and from a stronger focus on returns on risk-weighted assets and risk-based pricing. The 39 basis points increase in the average interest rate on loans and advances to customers excluding credit cards is broken down as follows: (i) a 6 basis points increase in the average interest rate earned on our mortgage loan portfolio, (ii) a 64 basis points increase in the average interest rate on commercial, financial and industrial loans from 6.07% in 2015 to 6.71% in 2016 and (iii) an 81 basis points decrease in the average interest rate earned on consumer loans (excluding credit cards) from 25.30% in 2015 to 24.49% in 2016, resulting from the introduction of risk-based pricing where new originations corresponded to lower risk clients at reduced interest rates. Additionally, the 55 basis points increase in the average interest rate on interest-earning assets was further supported by (i) a 9 basis points increase in the average interest rate on loans and advances to credit institutions, (ii) a 28 basis points increase in the average interest rate on credit card loans from 23.60% in 2015 to 23.88%, where we continue to see a change in mix in the composition of our credit card loan portfolio, as we are seeing more customers who pay their outstanding balances in full therefore not contributing to interest income; and (iii) a 68 basis points increase in the average interest rate on debt instruments, from 3.86% in 2015 to 4.53% in 2016.

Average volume of commercial, financial and industrial loans increased by Ps. 46,983 million, from Ps. 310,391 million in 2015 to Ps. 357,374 million in 2016. This increase was mainly comprised of an increase of (i) Ps. 17,381 million in the average volume of loans to middle-market corporations, (ii) Ps. 14,591 million in the average volume of loans to Global Corporate Banking clients, (iii) Ps. 12,470 million, in the average volume of loans to Mexican governmental institutions, and (iv) Ps. 5,412 million increase in the average volume of loans to SMEs. These increases in average volumes were partly affected by a Ps. 2,871 million decrease in the average volume of the trading portfolio. The increase in SME average loan volume resulted from increased commercial activity together with more streamlined approval processes, tailored product offerings distributed through specialized branches attended by specialized executives, and increased volume of substitution loans to SMEs. Through our substitution of loans to SMEs, we continued to offer our existing SME clients with a good credit history the opportunity to substitute out of an existing loan that is close to maturity and into a new loan (which may be for an increased amount) to retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards and payroll accounts. During 2016, our substitution of loans to SMEs accounted for approximately 14% of SME loans. Additionally, we maintained focus on product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance. During 2016, in response to client preferences in the face of potential interest rate increases, we introduced products with fixed interest rate. Additionally, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs. The increase in the average volume of loans to middle-market corporations resulted from our continued strong focus on client attraction and transactionality. Additionally, we continued promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each sector, considering their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. Additionally, the increase in average Global Corporate Banking segment loans, resulted mainly from stronger commercial focus on this segment. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll, given that governmental institutions are one of the main sources of payroll accounts for the Group.

As mentioned before, the combination of increases to the reference rate enacted by Mexican Central Bank during 2016, stronger focus on returns on risk-weighted assets and risk-based pricing resulted in a 64 basis points increase in the average interest rate earned from loans to commercial, financial and industrial clients, from 6.07% in 2015 to 6.71% in 2016 and is broken down as follows: (i) average interest rate earned from loans to middle-market corporations increased by 59 basis points, from 6.26% in 2015 to 6.85% in 2016, (ii) average interest rate earned from loans to SMEs increased by 84 basis points, from 11.34% in 2015 to 12.18% in 2016, (iii) average interest rate earned from loans to the Global Corporate Banking segment increased by 65 basis points from 3.55% in 2015 to 4.20% in 2016, and (iv) average interest rate earned from loans to institutions increased by 93 basis points, from 4.83% in 2015 to 5.76% in 2016.

Interest income earned on our trading portfolio decreased by Ps. 18 million, from Ps. 369 million in 2015 to Ps. 351 million in 2016, due to the combined effect of a decrease of Ps. 2,962 million in the average balance of our trading portfolio, from Ps. 11,846 million in 2015 to Ps. 8,893 million in 2016, and an increase of 83 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a lower customer demand of repurchase agreements.

Interest income earned from debt instruments increased by Ps. 2,657 million, from Ps. 10,524 million in 2015 to Ps. 13,181 million in 2016, or 25.2%, reflecting an increase of Ps. 17,806 million in the average balance of the portfolio, from Ps. 272,995 million in 2015 to Ps. 290,801 million in 2016. The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps. 33,335 million decrease in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 70 basis point increase in the average interest rate earned on these instruments, and (ii) a Ps. 51,141 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps. 81,374 million in 2015 to Ps. 132,514 million in 2016, together with a 65 basis points increase from 3.86% in 2015 to 4.51% in 2016 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with higher interest rate instruments. The decrease in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to a decrease in the position in federal government bonds, due to the Global Corporate Banking treasury’s change in strategy in the face of an increasing rate and foreign exchange scenario.

Average total interest-bearing liabilities in 2016 were Ps. 885,957 million, a 9.0% or Ps. 73,343 million increase from Ps. 812,614 million in 2015. Interest expenses and similar charges increased by Ps. 7,067 million, or 33.4%, from Ps. 21,178 million in 2015 to Ps. 28,245 million in 2016. The principal drivers of this increase were (i) an increase of Ps. 1,959 million in interest expense on repurchase agreements, due primarily to an increase in the average balance of Ps. 27,316 million, from Ps. 61,765 million in 2015 to Ps. 89,081 million in 2016, (ii) an increase of Ps. 1,875 million in interest expense on demand deposits, due primarily to an increase in the average balance of Ps. 71,652 million, from Ps. 250,747 million in 2015 to Ps. 322,399 million in 2016, mainly resulting campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients, (iii) an increase of Ps. 1,732 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps. 14,931 million, (iv) an increase of Ps. 732 million in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average balance of Ps. 6,677 million, from Ps. 51,021 million in 2015 to Ps. 57,968 million in 2016, (v) an increase of Ps. 609 million in interest expense on other liabilities, due primarily to a decrease in the average balance of Ps. 18,036 million, from Ps. 76,817 million in 2015 to Ps. 58,781 million in 2016 which was offset by a 199 basis points increase in the average interest rate paid, (vi) an increase of Ps. 214 million in interest expense on subordinated debentures, from Ps. 1,259 million in 2015 to Ps. 1,473 million in 2016, due to an increase of Ps. 3,663 million in the average balance of subordinated debentures, and (vii) an increase of Ps. 145 million in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of Ps. 32,857 million in the average balance, from Ps. 195,739 million in 2015 to Ps. 162,882 million in 2016 which was offset by a 70 basis points increase in the average interest rate paid. These increases were partially offset by a decrease of Ps. 296 million in interest expense on hedging operations mainly due to the 19.5% depreciation of the peso against the U.S. dollar, which offsets the increase in interests paid on subordinated debt and foreign marketable debt securities, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

The positive effect of the increases in our average balance of and interest income earned on interest-earning assets, was partially offset by an increase in the average balance of our interest-bearing liabilities in 2016 compared to 2015 and an increase in the average interest rate on interest-earning assets in 2016 compared to 2015. The combined effect of an increase of 55 basis points in the average yield on our interest-earning assets together with an increase of 58 basis points in the cost of our interest-bearing liabilities resulted in a decrease in the net interest spread of 3 basis points. Net interest income increased by Ps. 6,157 million, due mainly to the increase in the average volume of interest-earning assets of Ps. 106,598 million with an average interest rate of 7.82%, whereas interest-bearing liabilities increased by Ps. 73,343 million with an average cost of 3.19%. The average cost of interest-bearing liabilities increased from 2.61% to 3.19%, mainly because of the increases in reference rates enacted by the Mexican Central Bank during 2016 which resulted in higher interest paid on customer deposits and repurchase agreements, which offset the shift in the deposit base mix towards demand deposits. The interest rate paid on time deposits, which accounted for 20.3% of interest expense and similar charges, increased from 2.56% in 2015 to 3.35% in 2016, while the interest rate paid on demand deposits, which accounted for 17.9% of interest expense and similar charges, increased from 1.27% in 2015 to 1.57% in 2016. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 13.2% of interest expense and similar charges, increased from 2.88% in 2015 to 4.20% in 2016.

See Notes 33 and 34 of our audited financial statements.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2016 was Ps. 14,382 million, a 2.1% or Ps. 299 million increase from Ps. 14,083 million in 2015. The following table presents a breakdown, by product, of our fee and commission income and expense in 2015 and 2016.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	896	Ps.	951	6.14%
Credit and debit cards		4,687		5,369	14.55%
Insurance		4,104		4,272	4.09%
Collection and payment services		2,114		2,334	10.41%
Investment funds management		1,363		1,646	20.76%
Foreign currency transactions		866		1,080	24.71%
Checks and others		257		253	(1.56%)
Capital markets and securities activities		290		439	51.38%
Administration and custody		487		548	12.53%
Financial advisory services		1,581		1,366	(13.60%)
Other fees and commissions		1,111		1,053	(5.22%)
Total	Ps.	17,756	Ps.	19,311	8.76%
Fee and commission expense
Credit and debit cards	Ps.	(1,895)	Ps.	(2,894)	52.72%
Fund management		(25)		(4)	(84.00%)
Checks and others		(23)		(26)	13.04%
Capital markets and securities activities		(136)		(205)	50.74%
Collections and transactional services		(123)		(158)	28.46%
Other fees and commissions		(1,425)		(1,625)	14.04%
Financial advisory services		(46)		(17)	(63.04%)
Total	Ps.	(3,673)	Ps.	(4,929)	34.20%
Net fee and commission income	Ps.	14,083	Ps.	14,382	2.12%

Fee and commission income was Ps. 19,311 million in 2016, a 8.8% or Ps. 1,555 million increase from Ps. 17,756 million in 2015, mainly due to an increase in fees and commissions earned from: (i) credit and debit cards of Ps. 682 million, or 14.6%, from Ps. 4,687 million in 2015 to Ps. 5,369 million in 2016, (ii) investment funds management of Ps. 283 million, or 20.8%, from Ps. 1,363 million in 2015 to Ps. 1,646 million in 2016, (iii) collection and payment services of Ps. 220 million, or 10.4%, from Ps. 2,114 million in 2015 to Ps. 2,334 million in 2016, (iv) foreign currency transactions of Ps. 214 million, or 24.7%, from Ps. 866 million in 2015 to Ps. 1,080 million in 2016, (v) the sale of insurance products of Ps. 168 million, or 4.1% and (vi) capital markets and securities activities of Ps. 149 million, or 51.4%, from Ps. 290 million in 2015 to Ps. 439 million in 2016. These increases were partly offset by a Ps. 214 million, or 13.6% decrease in fees and commissions earned from financial advisory services.

The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity, effective promotions and reward programs which resulted in higher credit card usage that led to an increase of Ps. 7,369 million, or 16.0% in the average of outstanding credit and debit cards balances as of December 31, 2016. The increase in fees and commissions earned from investment funds management mainly resulted from better priced mix and the increases in interest rates from the Mexican Central Bank since December 2015. The increase in fees and commissions earned from collection and payment services and foreign currency transactions, resulted from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Finally, the increase in fees and commissions earned from the sale of insurance mainly resulted from a 3.3% increase in insurance distribution premiums. This result was supported by the strengthening of our focus on pre-sale and post-sale service quality, a broader product offering through new life and damage insurance products and a solid performance of car insurance sales through our online platform for car insurance Autocompara.

Fee and commission expense was Ps. 4,929 million in 2016, a 34.2% or Ps. 1,256 million increase from Ps. 3,673 million in 2015, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps. 999 million, or 52.7%, and an increase in other fees and commissions paid of Ps. 200 million, or 14.0%, compared with 2015. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. These fees were also impacted by peso depreciation, as some of the fees paid in connection with the credit and debit card business are dollarized. Going forward, we expect that the expenses related to the rewards under our Santander-Aeromexico credit card will tend to stabilize. The increase in other fees and commissions paid is mainly explained by an increase in fees paid to third-party branches and fees paid to NAFIN to participate in the guarantee programs for SMEs.

Net fees and commissions generated from credit and debit cards decreased by Ps. 317 million, or 11.4%, from Ps. 2,792 million in 2015 to Ps. 2,475 million in 2016. The increase in net fees and commissions in 2016 resulted from the combined effect of an increase in the volume of credit and debit cards together with an increase in credit card issuance costs.

See Notes 36 and 37 of our audited financial statements.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2015 and 2016.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	1,445	Ps.	(869)	(160.14%)
Debt instruments		601		1,240	106.32%
Interest rate derivatives		844		(2,109)	(349.88%)
Equity products		(632)		(135)	(78.64%)
Equity securities		45		164	264.44%
Equity derivatives		(677)		(299)	(55.83%)
Exchange rate products		1,770		4,961	180.28%
Foreign exchange securities		279		683	144.80%
Foreign exchange derivatives		1,491		4,278	186.92%
Other(1)		(94)		(110)	17.02%
Total	Ps.	2,489	Ps.	3,847	54.56%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2016 were Ps. 3,847 million, an increase of Ps. 1,358 million from a gain of Ps. 2,489 million in 2015, mainly due to the market making activities of our Global Corporate Banking segment with clients, where gains increased by Ps. 1,615 million, or 147.5% in 2016 compared to 2015.

During 2016, the Mexican Central Bank made several increases to the interest rate benchmark funding to support the gradual recovery of the economy, as well as to maintain inflation rates near objective levels as the peso sharply depreciated because of falling oil prices and the potential risks of the US elections. The interest rate benchmark was increased by 250 basis points by the end of 2016.

Additionally, Mexico’s macroeconomic environment during 2016 slightly declined compared with 2015. However, the country risk, remained unchanged at levels of 232 basis points in 2016.

The peso depreciated 19.5% in 2016. As of December 31, 2015, the exchange rate for U.S. dollars was Ps. 17.25 per U.S. dollar, and as of December 31, 2016, the exchange rate for U.S. dollars was Ps. 20.62. During 2016, negative economic conditions and volatility in global financial markets, mainly due to the fall in oil and commodity prices, slow economic activity in emerging markets, the results of the 2016 U.S. presidential election and a “flight to quality” seen in global financial markets, generated greater volatility in the currency markets, which therefore led to currency depreciation.

In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) An increase in gains on exchange rate products of Ps. 3,191 million, from a gain of Ps. 1,770 million in 2015 to a gain of Ps. 4,961 million in 2016. Results from foreign exchange derivatives increased by Ps. 2,787 million, from a gain of Ps. 1,491 million in 2015 to a gain of Ps. 4,278 million in 2016 mainly due to increases of: (i) Ps. 2,829 million in foreign exchange forwards, (ii) Ps. 188 million in foreign exchange futures which offset a decrease of Ps. 231 million in foreign exchange options. Gains in foreign exchange positions increased by Ps. 404 million, from a gain of Ps. 279 million in 2015 to a gain of Ps. 683 million in 2016. These gains offset the Ps. 3,107 million decrease in cross currency swaps registered in interest rate derivatives;

(ii) A decrease in gains on interest rate products of Ps. 2,314 million, from a gain of Ps. 1,445 million to a loss of Ps. 869 million in 2016. Gains from debt instruments increased by Ps. 639 million, from a gain of Ps. 601 million in 2015 to a gain of Ps. 1,240 million in 2016 mainly due to increases to the interest rate benchmark. Gains in interest rate derivatives decreased by Ps. 2,953 million, from a gain of Ps. 844 million in 2015 to a loss of Ps. 2,109 million in 2016 mainly resulting from cross currency swaps; and

(iii) A loss in equity products of Ps. 135 million in 2016, compared with a loss of Ps. 632 million in 2015, resulted in an increase of Ps. 497 million. The Ps. 135 million loss in equity products was mainly explained by a loss of Ps. 299 million on equity derivatives, against a loss of Ps. 677 million in 2015, which was partly offset by a Ps. 164 million gain in equity securities in 2016 which compared to a Ps. 45 million gain in 2015. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 42,977.50 at the end of December 2015 and 45,642.90 at the end of December 2016, representing an increase of 6.20%. None of our transactions in equity derivatives in 2015 or 2016 are related to proprietary trading.

See Note 38 of our audited financial statements.

Exchange Differences (Net)

Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars. Exchange differences (net) decreased Ps. 4 million in 2016 compared to the Ps. 17 million increase in 2015.

See Note 39 of our audited financial statements.

Other Operating Income (Net)

Other operating expense (net) increased by Ps. 360 million, or 14.1%, from an expense of Ps. 2,554 million in 2015 to Ps. 2,914 million in 2016.

Other operating income decreased by Ps. 7 million, or 1.5%, from Ps. 457 million in 2015 to Ps. 450 million in 2016.

Other operating expenses increased by Ps. 353 million, or 11.7%, from Ps. 3,011 million in 2015 to Ps. 3,364 million in 2016, mainly due to the increase of Ps. 393 million, or 17.6%, in IPAB’s contributions, from Ps. 2,238 million to Ps. 2,631 million, due to the general increase in our funding sources, especially total customer deposits, which grew 20.8%.

See Note 40 of our audited financial statements.

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

Administrative expenses increased by Ps. 1,878 million, or 8.8%, from Ps. 21,332 million in 2015 to Ps. 23,210 million in 2016, primarily due to increased expenses for personnel, administrative services, technology and systems, advertising and communication, maintenance, conservation and repair and taxes other than income tax.

The following table sets forth administrative expenses in 2015 and 2016, by type.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(11,033)	Ps.	(11,846)	7.37%
Other general expenses		(10,299)		(11,364)	10.34%
Administrative services		(486)		(1,001)	105.97%
Taxes other than income tax		(1,288)		(1,379)	7.07%
Surveillance and cash courier services		(611)		(699)	14.40%
Advertising and communication		(722)		(901)	24.79%
Maintenance, conservation and repair		(979)		(1,085)	10.83%
Rents		(1,843)		(1,770)	(3.96%)
Technology and systems		(2,425)		(2,663)	9.81%
Stationery and supplies		(216)		(201)	(6.94%)
Insurance premiums		(70)		(82)	17.14%
Credit cards		(257)		(272)	5.84%
Travel costs		(304)		(221)	(27.30%)
Operating costs		(445)		(490)	10.11%
Other		(653)		(600)	(8.12%)
Total administrative expenses	Ps.	(21,332)	Ps.	(23,210)	8.80%

Our personnel expenses increased by Ps. 813 million, or 7.4%, from Ps. 11,033 million in 2015 to Ps. 11,846 million in 2016, primarily because of a 1.9% period-over-period average headcount increase, together with an overall increase of 16.5% in bonuses, 5.8% in salaries and 2.2% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth.

The increase in personnel expenses resulted from an increase of Ps. 619 million, or 6.5%, in retail banking, from Ps. 9,570 million in 2015 to Ps. 10,189 million in 2016, an increase of Ps. 199 million, or 15.2%, in wholesale banking, from Ps. 1,306 million in 2015 to Ps. 1,505 million in 2016, and a decrease of Ps. 5 million or 2.6%, in corporate activities. The increase in retail banking was due to an increase of Ps. 281 million in bonuses, from Ps. 2,339 million in 2015 to Ps. 2,620 million in 2016, an increase of Ps. 296 million, or 6.0%, in salaries, from Ps. 4,948 million in 2015 to Ps. 5,244 million in 2016 and an increase of Ps. 42 million in other personnel expenses, from Ps. 2,283 million in 2015 to Ps. 2,325 million in 2016. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps. 126 million, or 50.4%, in bonuses paid and increases of Ps. 27 million and Ps. 46 million in salaries and other personnel expenses, respectively.

Other general expenses increased by Ps. 1,065 million, or 10.3%, from Ps. 10,299 million in 2015 to Ps. 11,364 million in 2016, mainly due to an increase of Ps. 515 million, in administrative expenses. In addition, expenses related to technology and services and maintenance, conservation and repair increased by Ps. 238 million, or 9.8%, and by Ps. 106 million, or 10.8%, respectively, mainly reflecting Santander México’s investment to strengthen business and drive innovation to better serve clients. Finally, advertising and communication increased by Ps. 179 million, or 24.8% reflecting the increased investments to market the “Santander” brand at events such as Formula 1 in Mexico, Santander Plus client attraction and loyalty program and the co-branded Santander-Aeroméxico credit card.

See Notes 41 and 42 of our audited financial statements.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps. 620 million, or 3.9%, from Ps. 16,041 million in 2015 to Ps. 16,661 million in 2016, mainly reflecting an increase in impairment losses of (i) Ps. 629 million in our non-revolving consumer loan portfolio and (ii) Ps. 620 million in our revolving consumer credit card loan portfolio. These increases were partly offset by decreases of (i) Ps. 597 million in our commercial, financial and industrial loan portfolio, (ii) Ps. 8 million in our mortgage portfolio and (iii) Ps. 24 million on expenses paid to recovery agencies. The increase in impairment losses was mainly explained by significant business volume growth across all segments, primarily in the revolving consumer credit card loan portfolio and the non-revolving consumer loan portfolio, which increases our risk exposure; while impairment losses on our commercial, financial and industrial loan portfolio decreased as a result of the recognition of impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders made in 2015.

See Note 12 our audited financial statements.

Non-performing loans totaled Ps. 17,595 million as of December 31, 2016, a decrease of Ps. 2,147 million, or 10.9%, as compared to Ps. 19,742 million as of December 31, 2015, due to the decrease of non-performing loans in our commercial, financial and industrial loan portfolio of Ps. 2,831 million, which was partly affected by increases in non-performing loans in our non-revolving consumer loan portfolio, our mortgage portfolio and our revolving consumer credit card loan portfolio of Ps. 314 million, Ps. 264 million and Ps. 106 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.56% as of December 31, 2015 to 2.93% as of December 31, 2016.

The non-performing loan ratio in our mortgage loan portfolio for 2016 stood at 5.12% down from 5.30% in 2015, caused mainly by the combined effect of a 4.1% increase in non-performing loans, which was offset by a 7.7% increase in total loans.

The decrease in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to charge-offs made in connection with our exposure to (i) the three principal Mexican companies in the home builder sector and (ii) our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects in 2015. These clients, including mostly Pemex suppliers, were within our Global Corporate Banking segment. Our total exposure to the three principal Mexican companies in the home builder sector stood at Ps. 2,201 million, of which all was classified as non-performing loans, decreasing Ps. 2,032 million from our exposure in 2015. This decrease is mainly explained by improvements relating to the home builders where we charged-off those loans related to projects with no value to be continued. These variations in non-performing loans in combination with significant loan growth resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 2.21% as of December 31, 2016, improving from the 3.47% reported as of December 31, 2015.

Finally, the increase in non-performing loans in our consumer loan portfolio together with significant growth of this portfolio resulted in a non-performing loan ratio of 3.94% as of December 31, 2016, which compares with the 3.84% reported as of December 31, 2015.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2015 and 2016.

	As of December 31,
	2015(4)		2016
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	594,900	Ps.	661,593
Non-performing loans(4)		19,742		17,595
Loan charge-offs		14,424		20,045
Allowance for impairment losses(4)		18,749		17,883
Ratios
Non-performing loans to computable credit risk		3.32%		2.66%
Non-performing loans coverage ratio(2)		94.97%		101.64%
Loan charge-off coverage ratio(3)		2.42%		3.03%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps. 599,528 million and guarantees and documentary credits amounting to Ps. 62,065 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

(4)	See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

The following table shows our non-performing loans by type of loan as of December 31, 2015 and 2016:

	As of December 31,
	2015(1)		2016		2015/2016
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	9,673	Ps.	6,842	(29.27%)
Mortgage		6,514		6,778	4.05%
Installment loans to individuals		3,555		3,975	11.81%
Revolving consumer credit card loans		1,846		1,952	5.74%
Non-revolving consumer loans		1,709		2,023	18.37%
Total	Ps.	19,742	Ps.	17,595	(10.88%)

(1)	See Notes 2.g.1 and 2.h of our audited financial statements for more details.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 11.0% to Ps. 4,841 million in 2016 from Ps. 5,438 million in 2015. The decrease is mainly the result of the significant growth in the middle market and SME loan portfolio, which was offset by lower impairment losses related to the home builders and Pemex suppliers’ portfolios, where the expected impairment loss decreased because of a lower level of outstanding non-performing loans which decreased driven by charge-offs in these portfolios.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2016 represented 38.9% of our total non-performing loans, decreased by Ps. 2,831 million, or 29.3%, from December 31, 2015 to December 31, 2016, primarily due to charge-offs made during 2016 in connection with the three principal Mexican companies in the home builder sector and those certain loans that had to be restructured during 2014 following the delays in the execution of certain projects. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 3.47% as of December 31, 2015 to 2.21% as of December 31, 2016.

Mortgage

Our impairment losses in our mortgage loans portfolio decreased by 2.7% or Ps. 8 million in 2016, from Ps. 300 million in 2015 to Ps. 292 million in 2016. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2016 represented 38.5% of our total non-performing loans, increased by Ps. 264 million, or 4.1%, from December 31, 2015 to December 31, 2016, resulting in a non-performing loan ratio of 5.12%, as compared to 5.30% in 2015. With respect to the acquisition of ING Hipotecaria’s mortgage business, it did not negatively impact our level of non-performing loans as the NPL ratio of the portfolio has stabilized.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by Ps. 1,249 million, or 13.2% to Ps. 10,728 million in 2015 from Ps. 9,479 million in 2015. This increase in impairment losses was mainly due to significant loan growth, especially in payroll loans and revolving credit cards.

Non-performing loans in installment loans to individuals portfolio, which as of December 31, 2016 represented 22.6% of our total non-performing loans, increased Ps. 420 million, or 11.8%, from December 31, 2015 to December 31, 2016. This increase was due to an increase of non-performing loans in our revolving credit card loan portfolio of Ps. 106 million and an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps. 314 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio improved from 3.86% as of December 31, 2015 to 3.79% as of December 31, 2016, due to higher loan growth resulting from increased consumer demand and our commercial efforts to incentivize the use of our credit cards.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 3.82% as of December 31, 2015 to 4.10% as of December 31, 2016, driven by higher loan growth resulting from increased focus on payroll loans, many of which were originated in 2015 and matured in 2016.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	(Millions of pesos)
Commercial, financial and industrial	82.13%	94.46%
Mortgage	39.27%	36.07%
Installment loans to individuals	231.98%	225.79%
Revolving consumer credit card loans	243.12%	253.18%
Non-revolving consumer loans	219.95%	199.36%
Total	94.97%	101.64%

The non-performing loan coverage ratio increased from 94.97% to 101.64%, mainly reflecting improvements in the commercial, financial and industrial and the revolving consumer credit card portfolios.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 82.13% in 2015 to 94.46% in 2016, mainly driven by a decrease in the non-performing loans portfolio which resulted from charge-offs made in 2016 in connection with our exposure to home builders and Pemex suppliers.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans declined from 219.95% in 2015 to 199.36% in 2016. Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans increased from 243.12% to 253.18%.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 36.07%, reflecting the combined effect of a 2.7% decrease in allowances for impairment losses and a 4.1% increase in impaired assets.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk, provisions for legal and tax matters and provisions for other matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions (net) in 2016 registered a net loss of Ps. 903 million, which compares to a net gain of Ps. 270 million in 2015. This variation to provisions mainly resulted from higher provisions for legal and tax contingencies and higher requirements for provisions for other matters, while off-balance sheet risk provisions were affected by significant releases during 2015 as a consequence of the refinements made to our impairment models which resulted in the reduction of the probability of use of undrawn credit lines.

See Note 24 of our audited financial statements.

Income Tax

Income tax in 2016 was Ps. 5,365 million, a Ps. 1,071 million or 24.9% increase from Ps. 4,294 million in 2015. Our effective tax rates in 2015 and 2016 were 23.47% and 24.53%, respectively. Our effective tax rate increased 106 basis points in 2016 compared to 2015. The variation in income tax paid is primarily explained by the increase in income before taxes in 2016 as compared to 2015. The permanent items in both periods remained stable.

See Notes 26 and 26.b of our audited financial statements.

Results of Operations by Segment for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents an overview of certain consolidated income statement data for each of our segments in 2015 and 2016.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2015		2016		2015		2016		2015		2016
	(Millions of pesos)
Net interest income	Ps.	37,515	Ps.	42,277	Ps.	4,081	Ps.	4,932	Ps.	1,430	Ps.	1,974
Dividend income		—		—		37		16		80		94
Fee and commission income (expense) (net)		12,056		12,436		2,034		2,004		(7)		(58)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		866		721		1,095		2,710		534		418
Other operating income (expenses) (net)		(2,101)		(2,124)		(466)		(627)		13		(163)
Total income	Ps.	48,336	Ps.	53,310	Ps.	6,781	Ps.	9,035	Ps.	2,050	Ps.	2,265
Administrative expenses		(18,922)		(20,232)		(2,149)		(2,625)		(261)		(353)
Depreciation and amortization		(1,760)		(1,890)		(94)		(158)		(10)		(10)
Impairment losses on loans and receivables (net)		(15,081)		(15,955)		(960)		(706)		—		—
Impairment losses on other assets (net)		—		—		—		—		—		—
Provisions (net)		265		(81)		—		(29)		5		(793)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		7		20
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		91		71
Operating profit before tax	Ps.	12,838	Ps.	15,152	Ps.	3,578	Ps.	5,517	Ps.	1,882	Ps.	1,200

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2015 and 2016.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2015		2016		2015		2016		2015		2016
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	50,063	Ps.	48,049	Ps.	8,424	Ps.	29,891	Ps.	1,301	Ps.	723
Financial assets held for trading		—		—		327,363		343,410		754		387
Other financial assets at fair value through profit or loss		—		—		27,358		41,073		—		—
Available-for-sale financial assets		—		—		—		—		113,620		154,441
Loans and receivables		414,702		460,891		159,767		172,754		24,418		42,040
Hedging derivatives		—		0		—		—		12,121		15,003
Non-current assets held for sale		13		990		1		117		1,087		—
Tangible assets		4,670		4,791		787		808		94		95
Intangible assets		2,751		3,573		392		464		1,734		1,735
Tax assets		—		—		—		—		18,673		23,321
Other assets		1,203		1,297		28		30		4,711		5,092
Total assets	Ps.	473,402	Ps.	519,591	Ps.	524,120	Ps.	588,547	Ps.	178, 513	Ps.	242,837
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	174,576	Ps.	268,190	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		6,400		7,603		122,728		125,064		75,701		1,071
Financial liabilities at amortized cost		394,016		463,315		114,346		168,921		150,824		173,889
Hedging derivatives		—		—		—		—		9,568		14,287
Provisions(1)		952		874		267		282		5,475		6,175
Tax liabilities		—		—		—		—		673		94
Other liabilities		2,561		3,287		419		537		7,869		10,100
Total liabilities	Ps.	403,929	Ps.	475,079	Ps.	412,336	Ps.	562,994	Ps.	250,110	Ps.	205,616
Total equity	Ps.	57,888	Ps.	60,185	Ps.	19,320	Ps.	27,326	Ps.	32,452	Ps.	19,775
Total liabilities and equity	Ps.	461,817	Ps.	535,264	Ps.	431,656	Ps.	590,320	Ps.	282,562	Ps.	225,391

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Operating profit before taxes attributable to the Retail Banking segment in 2016 was Ps. 15,152 million, a 18.0% or Ps. 2,314 million increase from Ps. 12,838 million in 2015. This increase was mainly due to:

•	a 12.7% or Ps. 4,762 million increase in net interest income, mainly due to an increase of Ps. 52,958 million, or 15.4% in the average balance of the loan portfolio excluding credit cards and an increase of Ps. 5,383 million, or 12.3% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was further supported by increases of 25 basis points and 28 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the increases in reference rates enacted by the Mexican Central Bank during 2016 and our strong focus on returns on risk-weighted assets. At the same time, the increase in the average interest rate of our credit card loan portfolio was partly affected by a change in the mix in the composition of such portfolio, with a greater percentage of customers paying their outstanding balances in full, therefore not contributing to interest income; and

•	a 3.2% or Ps. 380 million increase in net fees and commissions income, from Ps. 12,056 million in 2015 to Ps. 12,436 million in 2016, due mainly to an increase in fees and commissions earned from fund management, foreign exchange, insurance products and collection and payment services, partially offset by a decrease in net credit and debit card fees.

These positive effects were partially offset by:

•	a 6.9% or Ps. 1,310 million increase in administrative expenses, from Ps. 18,922 million in 2015 to Ps. 20,232 million in 2016, mainly due to increases in headcount, bonuses and salaries, which resulted in higher personnel expenses as well as higher administrative expense, technology and systems and advertising and communication expenses. Personnel expenses increased Ps. 619 million, or 6.5%, resulting from an increase of Ps. 577 million, or 7.9%, in salaries and bonuses and an increase of Ps. 42 million, or 1.8%, in other personnel expenses, while administrative expenses, technology and systems and advertising and communication expenses increased Ps. 321 million, or 106.6%, Ps. 187 million, or 8.9%, Ps. 168 million, or 23.9%, respectively mainly reflecting the execution of our strategic initiatives to continue supporting business growth, client service and innovation.

•	a 5.8% or Ps. 874 million increase in impairment losses on loans and receivables, reflecting mainly an increases in impairment losses of Ps. 629 million and Ps. 620 million in our consumer and credit card loan portfolios, respectively. Increases which were partially offset by decreases in impairment losses of Ps. 343 million in our commercial loan portfolio, Ps. 8 million in our mortgage portfolio and Ps. 24 million in loan collection and recovery expenses.

•	a 16.7% or Ps. 145 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps. 866 million in 2015 to a gain of Ps. 721 million in 2016, primarily due to losses on derivatives and structured notes that were affected by negative economic conditions and volatility in global financial markets.

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

Operating profit before taxes attributable to the Global Corporate Banking segment in 2016 was Ps. 5,517 million, representing a Ps. 1,939 million, or 54.2% increase from Ps. 3,578 million in 2015. This increase was mainly due to:

•	a Ps. 1,615 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps. 1,095 million in 2015 to a gain of Ps. 2,710 million in 2016, primarily due to an increase of Ps. 1,284 million in market making, resulting from higher client activity.

•	a 20.9% or Ps. 851 million increase in net interest income, mainly due to an increase of Ps. 1,627 million in interest income from loans and advances to customers. The increase in interest income from loans and advances to customers resulted from a Ps. 14,591 million, or 13.6% increase in the average portfolio of loans and advances to customers, combined with a 65 basis points increase in the average interest rate, which was partly offset by a 17 basis points decrease in the spread. The 65 basis points increase in the average interest rate earned from loans and advances to corporate customers, mainly resulted from the combination of increases to the reference rate enacted by Mexican Central Bank during 2016 and stronger focus on returns on risk weighted-assets.

•	a 26.5% or Ps. 254 million decrease in net impairment losses on loans and receivables, from Ps. 960 million in 2015 to Ps. 706 million in 2016. This decrease mainly resulted from lower impairment losses related to the home builders and Pemex suppliers’ portfolios, where the previous year had registered additional provision requirements as the expected loss had increased, however, during 2016 the expected loss decreased a no further provisioning was required.

These positive results were partially offset by:

•	a 22.1% or Ps. 476 million increase in administrative expenses, from Ps. 2,149 million in 2015 to Ps. 2,625 million in 2016, mainly due to increases in bonuses and salaries, as well as higher administrative expenses and technology and systems expenses. Personnel expenses increased Ps. 199 million, or 15.2%, resulting from an increase of Ps. 153 million, or 22.0%, in salaries and bonuses and an increase of Ps. 46 million, or 7.5%, in other personnel expenses, while administrative expenses and technology and systems increased Ps. 147 million and Ps. 51 million, respectively.

•	a 34.5% or Ps. 161 million decrease in other operating income which mainly resulted from higher contributions to the IPAB, resulting from an increase in customer deposits.

•	a 1.5% or Ps. 30 million decrease in net fees and commissions income, from Ps. 2,034 million in 2015 to Ps. 2,004 million in 2016, mainly due to a decrease in net fees and commissions from financial advisory which offset increases in net fees and commissions from capital markets and securities activities.

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

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

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

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to short-term interest rates increases, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in 2016 was a gain of Ps.1,200 million, a Ps.682 million, or 36.2% decrease from a gain of Ps.1,882 million in 2015. This decrease in operating profit before taxes was mainly due to a Ps. 798 million decrease in provisions (net), from a gain of Ps.5 million in 2015 to a loss of Ps.793 million in 2016, mainly due to higher provisions for legal and fiscal contingencies. This negative result was partly offset by a Ps.544 million, or 38.0%, increase in net interest income from Ps.1,430 million in 2015 to Ps.1,974 million in 2016 which mainly resulted from interest rates hikes in the short-term.

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents our consolidated results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

	For the year ended December 31,
	2014		2015		2015		2015/2014
	(Millions of pesos				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	57,916	Ps.	64,204	U.S.$	3,722	10.86%
Interest expenses and similar charges		(20,305)		(21,178)		(1,228)	4.30%
Net Interest Income	Ps.	37,611	Ps.	43,026	U.S.$	2,494	14.40%
Dividend income		153		117		7	(23.53%)
Fee and commission income (net)		13,373		14,083		816	5.31%
Gains/(losses) on financial assets and liabilities (net)		2,619		2,489		144	(4.96%)
Exchange differences (net)		(11)		6		—	(154.55%)
Other operating income		487		457		26	(6.16%)
Other operating expenses		(2,479)		(3,011)		(175)	21.46%
Total Income	Ps.	51,753	Ps.	57,167	U.S.$	3,312	10.46%
Administrative expenses		(19,897)		(21,332)		(1,237)	7.21%
Personnel expenses		(9,977)		(11,033)		(640)	10.58%
Other general administrative expenses		(9,920)		(10,299)		(597)	3.82%
Depreciation and amortization		(1,682)		(1,864)		(108)	10.82%
Impairment losses on financial assets (net)		(13,132)		(16,041)		(930)	22.15%
Loans and receivables		(13,132)		(16,041)		(930)	22.15%
Impairment losses on other assets (net):		(48)		—		—	(100.00%)
Other intangible assets		—		—		—	—
Non-current assets held for sale		(48)		—		—	(100.00%)
Provisions (net)(2)		(157)		270		16	(271.97%)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		8		7		—	(12.50%)
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		(15)		91		5	(706.67%)
Operating Profit Before Tax	Ps.	16,830	Ps.	18,298	U.S.$	1,058	8.72%
Income tax		(3,541)		(4,294)		(249)	21.27%
Profit from Continuing Operations		13,289		14,004		809	5.38%
Profit from Discontinued Operations (net)		—		—		—	—
Profit for the Year	Ps.	13,289	Ps.	14,004	U.S.$	809	5.38%
Profit attributable to the Parent		13,288		14,003		809	5.38%
Profit attributable to non-controlling interests		1		1		—	—

(1)	Results for the year ended December 31, 2015 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps. 17.2487 per U.S.$ 1.00 as calculated on December 31, 2015 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 4, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

Profit in 2015 was Ps. 14,004 million, a 5.4% or Ps. 715 million increase from Ps. 13,289 million in 2014. These results reflect mainly:

•	a Ps. 5,415 million, or 14.4%, increase in net interest income due primarily to a growth in loans;

•	a Ps. 710 million, or 5.3%, increase in income from fees and commissions (net) to Ps. 14,083 million, mainly resulting from: (i) growth in sales of insurance, (ii) collections and payments, (iii) foreign exchange transactions and (iv) financial advisory service fees, which offset lower credit and debit card fees. The decline in credit and debit card fees during the year resulted from higher expenses incurred in connection with reward programs and placement fees related to selling credit cards outside our existing customer pool, including telemarketing in an effort to continue growing our volumes in this product segment.

These positive results were partially offset by:

•	a Ps. 2,909 million, or 22.2%, increase in impairment losses on loans and receivables (net), principally as a result of (i) business volume growth across all segments, mainly in our commercial, financial and industrial portfolio, revolving consumer credit card loan portfolio and non-revolving consumer loan portfolio; and (ii) an increase in impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders;

•	a Ps. 1,435 million, or 7.2%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in rental expenses, technology and systems, taxes other than income tax, administrative services and advertising and communication expenses;

•	a Ps. 753 million, or 21.3% increase in income tax that resulted in a 23.5% effective tax rate in the year as compared to 21.0% in 2014;

•	a Ps. 532 million, or 21.5%, increase in other expenses, mainly due to higher contributions to the IPAB, resulting from an increase in customer deposits;

•	a Ps. 130 million, or 5.0%, decrease in gains on financial assets and liabilities (net), mainly resulting from a decrease in gains from equity securities, driven by losses in equity derivatives mainly due to low yields from the main stock indexes, including the IPC, Ibex and S&P.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps. 52,292 million, or 81.4%, of our total interest and similar income in 2015, with the remaining interest income of Ps. 11,912 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2015, interest expense on customer deposits was Ps. 8,954 million, representing 42.3% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps. 3,990 million, Ps. 3,183 million and Ps. 1,781 million, respectively, in 2015, representing 18.8%, 15.0% and 8.4% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps. 6,001 million, representing 28.3% of our total interest expense in 2015, while interest expense on subordinated debentures was Ps. 1,259 million, representing 5.9% of our total interest expense in 2015. Interest expenses and similar charges increased by Ps. 873 million, or 4.3%, in 2015 compared to 2014.

Our net interest income in 2015 was Ps. 43,026 million, a Ps. 5,415 million, or 14.4%, increase from Ps. 37,611 million in 2014. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, partly offset by an increase in our interest expense, mainly due to higher interest we paid on deposits from the Mexican Central Bank which include repurchase agreements of governmental bonds with financial institutions, which were in turn partially offset by decreases in interest paid on the funding obtained through repurchase agreements with non-financial institutions and other customers.

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

Average total interest-earning assets were Ps. 883,073 million in 2015, a 12.7% or Ps. 99,208 million increase from Ps. 783,865 million in 2014. This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps. 68,180 million, or 17.3%, from Ps. 394,724 million in 2014 to Ps. 462,904 million in 2015, (ii) an increase in the average balance of debt instruments of Ps. 56,651 million, or 26.2%, from Ps. 216,344 million in 2014 to Ps. 272,995 million in 2015, (iii) an increase in the average volume of cash and balances with the Mexican Central Bank of Ps. 3,326 million, or 10.2%, from Ps. 32,546 million in 2014 to Ps. 35,872 million in 2015, and (iv) an increase in the average balance of revolving consumer credit card loans of Ps. 2,660 million, or 6.5%, from Ps. 41,053 million in 2014 to Ps. 43,713 million in 2015. These increases were partly offset by a Ps. 31,609 million, or 31.9%, decrease in the average volume of loans and advances to credit institutions, mainly due to a decrease in reverse repurchase agreements with these entities, as a result of a general reduction in the activities of the credit institutions.

Interest income and similar income from interest-earning assets increased by Ps. 6,288 million, or 10.9%, from Ps. 57,916 million in 2014 to Ps. 64,204 million in 2015, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, partly offset by a decrease in interest income from loans and advances to credit institutions. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps. 68,180 million increase in average volumes in our customer loan portfolio excluding credit cards in 2015 compared to 2014, which was comprised of: (i) a Ps. 44,580 million increase in average commercial, financial and industrial loans, (ii) a Ps. 14,607 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps. 8,993 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps. 2,660 million increase in the average volume of the credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth resulting from streamlined approval processes. During 2015, in response to increased competition that started in 2014, we continued our strategy to originate lending mainly through relatively low-interest rate products, such as “Hipoteca Santander Premier” with an interest rate of 9.60%, targeting high income individuals with good credit scores, a minimum property value of Ps. 1.2 million and a maximum loan-to-value ratio of 70%, and “Hipoteca Inteligente” with a variable interest rate, which are part of a diverse product offering for multiple purposes such as property acquisition, construction, completion of construction projects, mortgage substitutions, land purchase and liquidity. On October 2015, we were the first and only bank to work with federal government institutions in the launch of “Hipoteca RIF,” the first mortgage product for individuals that formalized their commercial activities and were incorporated to the fiscal system through the RIF (Régimen de Incorporación Fiscal). This program provides mortgages of up to 500,000 UDIs (approximately U.S.$ 2.7 million) with fixed interest rate payments, and offer a twelfth month free to those accounts that are current (with us and with their fiscal obligations) and have made timely payments. With respect to the commercial segments, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, both payroll and personal loans increased mainly due to a strategic sales effort focused on these two products. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to increased commercial activity and to effective promotions and reward programs launched during the year to incentivize credit card use and attract new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards. These strategies, in combination with our strong focus on consumer loans, have allowed us to achieve above-market growth rates and market share gains of 70 basis points in credit cards and 150 basis points in consumer loans over the past twelve months.

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

Average volume of commercial, financial and industrial loans increased by Ps. 44,580 million, from Ps. 265,811 million in 2014 to Ps. 310,391 million in 2015. This increase was mainly comprised of an increase of (i) Ps. 17,705 million in the average volume of loans to middle-market corporations, (ii) Ps. 10,957 million in the average volume of loans to SMEs, (iii) Ps. 12,657 million, in the average volume of loans to Global Corporate Banking clients, and (iv) Ps. 3,636 million increase in the average volume of loans to Mexican governmental institutions. The increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through specialized branches attended by specialized executives. The increase in the average volume of loans to middle-market corporations was due to a strong focus on promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each subsector, taking into account their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. This growth has also spurred from strategic agreements with Banco Nacional de Comercio Exterior, S.N.C., or Bancomex, and international financial institutions, as well as from the launch of platforms that use the Bank’s global presence to serve our customers, such as “Santander Trade,” “Club Santander” and a personalized attention model, called “Passport,” that serves our international customers worldwide wherever Santander Group has a presence. Additionally, the increase in average Global Corporate Banking segment loans, together with a decrease in the average loan yield of 63 basis points, resulted mainly from higher activity from clients who temporarily stopped issuing debt in the markets due to interest rate uncertainty and market volatility combined with strong competition in pricing. The average interest rate earned from loans to middle-market corporations increased by 30 basis points, from 5.96% in 2014 to 6.26% in 2015. The average interest rate earned from loans to SMEs decreased by 63 basis points, from 11.97% in 2014 to 11.34% in 2015, as a result of an increased volume of substitution loans to SMEs. Through our substitution loans to SMEs we continued to offer our existing SME clients with a good credit history the opportunity to substitute out of an existing higher rate loan that is close to maturity and into a new lower rate loan (which may be for an increased amount) in an effort to cultivate and retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards, and payroll accounts. During 2015, our substitution loans to SMEs accounted for approximately 13.3% of SME loans. Additionally, the introduction of lower interest rate loans for loan product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance also affected the average interest rate earned on loans to SMEs. During 2015, in response to client preferences in the face of potential interest rate increases we introduced products with interest rate caps and we continued developing our expanded client target base towards larger SMEs. The average interest rate earned from loans to institutions decreased by 33 basis points, from 5.16% in 2014 to 4.83% in 2015. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll.

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

Interest income earned on our trading portfolio decreased by Ps. 34 million, from Ps. 403 million in 2014 to Ps. 369 million in 2015, due to the combined effect of a decrease of Ps. 221 million in the average balance of our trading portfolio, from Ps. 12,067 million in 2014 to Ps. 11,846 million in 2015, and a decrease of 23 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a decrease in repurchase agreements transaction activity, while the average interest rate was affected by the reference rate.

Interest income earned from debt instruments increased by Ps. 1,429 million, from Ps. 9,095 million in 2014 to Ps. 10,524 million in 2014, or 15.7%, reflecting an increase of Ps. 56,651 million in the average balance of the portfolio, from Ps. 216,344 million in 2014 to Ps. 272,995 million in 2015. The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps. 45,586 million increase in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 95 basis point decrease in the average interest rate earned on these instruments, and (ii) a Ps. 11,065 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps. 70,309 million in 2014 to Ps. 81,374 million in 2015 together with a 91 basis points increase from 2.95% in 2014 to 3.86% in 2015 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with higher interest rate instruments. The increase in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to an increase in our short-term debt instruments trading portfolio to position ourselves to service our customer’s repurchase agreements’ needs.

Average total interest-bearing liabilities in 2015 were Ps. 812,614 million, a 14.0% or Ps. 99,509 million increase from Ps. 713,105 million in 2014. Interest expenses and similar charges increased by Ps. 873 million, or 4.3%, from Ps. 20,305 million in 2014 to Ps. 21,178 million in 2015. The principal drivers of this increase were (i) an increase of Ps. 1,818 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to an increase in the average balance of Ps. 69,757 million, from Ps. 125,982 million in 2014 to Ps. 195,739 million in 2015, mainly resulting from an increase in repurchase agreements which were required to provide short-term funding for short-term loans, (ii) an increase of Ps. 208 million in interest expense on subordinated debentures, from Ps. 1,051 million in 2014 to Ps. 1,259 million in 2015, due to an increase of Ps. 3,133 million in the average balance of subordinated debentures, (iii) an increase of Ps. 182 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps. 26,428 million, and (iv) an increase of Ps. 129 million in interest expense on demand deposits, due primarily to an increase of Ps. 30,741 million in the average balance of demand deposits, from Ps. 220,006 million in 2014 to Ps. 250,747 million in 2015. These increases were partially offset by (i) a decrease of Ps. 744 million in interest expense on other liabilities due to a decrease in the average balance of Ps. 21,245 million, from Ps. 98,062 million in 2014 to Ps. 76,817 million in 2015, together with a decrease in the average interest rate of 8 basis points, from 3.19% in 2014 to 3.11% in 2015; (ii) a decrease of Ps. 525 million in interest expense on repurchase agreements due to a decrease in the average balance of Ps. 14,413 million, from Ps. 76,178 million in 2014 to Ps. 61,765 million in 2015, together with a decrease in the average interest rate of 14 basis points, from 3.03% in 2014 to 2.88% in 2015; and (iii) a decrease of Ps. 269 million in interest expense on hedging operations mainly due to the 17% depreciation of the peso against the U.S. dollar, which offsets the increases in interests paid on subordinated debt and foreign marketable debt securities, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

The positive effect of the increases in our average balance of and interest income earned on, interest-earning assets, was partially offset by an increase in the average balance of our interest-bearing liabilities in 2015 compared to 2014 and a decrease in the average interest rate on interest-earning assets in 2015 compared to 2014. The combined effect of a decrease of 12 basis points in the average yield on our interest-earning assets together with a decrease of 24 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 11 basis points. Net interest income increased by Ps. 5,415 million, due mainly to the increase in the average volume of interest-earning assets of Ps. 99,208 million with an average interest rate of 7.27%, whereas interest-bearing liabilities increased by Ps. 99,509 million with an average cost of 2.61%. The average cost of interest-bearing liabilities decreased from 2.85% to 2.61%, mainly as a result of a decrease in reference rates enacted by the Mexican Central Bank during 2014 which resulted in lower interest paid on customer deposits and repurchase agreements, as well as a shift in the deposit base mix towards demand deposits. The interest rate paid on term deposits, which accounted for 18.8% of interest expense and similar charges, decreased from 2.94% in 2014 to 2.56% in 2015, while the interest rate paid on demand deposits, which accounted for 15.0% of interest expense and similar charges, decreased from 1.39% in 2014 to 1.27% in 2015. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 11.4% of interest expense and similar charges, decreased from 3.03% in 2014 to 2.88% in 2015.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2015 was Ps. 14,083 million, a 5.3% or Ps. 710 million increase from Ps. 13,373 million in 2014. The following table presents a breakdown, by product, of our fee and commission income and expense in 2014 and 2015.

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

Fee and commission income was Ps. 17,756 million in 2015, a 7.3%, or Ps. 1,210 million increase from Ps. 16,546 million in 2014, mainly due to: (i) an increase in fees and commissions earned from credit and debit cards of Ps. 309 million, or 7.1%, (ii) an increase in fees and commissions earned from collection and payment services of Ps. 284 million, or 15.5%, from Ps. 1,830 million in 2014 to Ps. 2,114 million in 2015, (iii) an increase in fees and commissions earned from the sale of insurance products of Ps. 208 million, or 5.3%, from Ps. 3,896 million in 2014 to Ps. 4,104 million in 2015, (iv) an increase in fees and commissions earned from foreign currency transactions of Ps. 165 million, or 23.5%, from Ps. 701 million in 2014 to Ps. 866 million in 2015 and (v) an increase in service charges on deposits accounts of Ps. 80 million, or 9.8%, from Ps. 816 million in 2014 to Ps. 896 million in 2015. The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity that led to an increase of 1,837,095, or 13.9% in the total number of credit and debit cards outstanding as of December 31, 2015. The increase in fees and commissions earned from collection and payment services, foreign exchange and service charges on deposit accounts, resulted from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Finally, the increase in fees and commissions earned from the sale of insurance products was mainly due to a 9.6% increase in insurance distribution premiums. These increases resulted from our strategy to sell insurance products together with certain products such as consumer loans, mortgage loans and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers. This result was further supported by the strengthening of our product offerings across our product segments, focusing on improving the productivity of, and incentivizing, our sales force. Additionally, during 2015 we strengthened our focus on service quality and launched new life and damage insurance products.

Fee and commission expense was Ps. 3,673 million in 2015, a 15.8%, or Ps. 500 million increase from Ps. 3,173 million in 2014, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps. 444 million, or 30.6%, and an increase in other fees and commissions paid of Ps. 159 million, or 12.6%, compared with 2014. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as the higher expenses incurred in connection with reward programs. The increase in other fees and commissions paid is mainly explained by an increase in fees paid to NAFIN in order to participate in the guarantee programs for SMEs.

Net fees and commissions generated from credit and debit cards decreased by Ps. 135 million, or 4.6%, from Ps. 2,927 million in 2014 to Ps. 2,792 million in 2015. The decrease in net fees and commissions in 2015 resulted from the combined effect of an increase in the volume and number of credit and debit cards together with an increase in credit card issuance costs. Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients.

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

Gains on financial assets and liabilities (net) in 2015 were Ps. 2,489 million, a decrease of Ps. 130 million from a gain of Ps. 2,619 million in 2014, mainly due to the activities of our Global Corporate Banking segment, where gains decreased by Ps. 483 million, or 30.6% in 2015 compared to 2014.

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

The peso depreciated 17.0% in 2015. As of December 31, 2014, the exchange rate for U.S. dollars was Ps. 14.74 per U.S. dollar, and as of December 31, 2015, the exchange rate for U.S. dollars was Ps. 17.25 per U.S. dollar. During the last quarter of 2015, the increased likelihood of the U.S. gradually increasing interest rates, combined with unexpectedly low oil prices, generated greater volatility in the currency markets, which therefore led to currency depreciation.

In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) A loss in equity securities of Ps. 632 million, compared with a gain of Ps. 246 million in 2014, a decrease of Ps. 878 million. This loss in equity securities is mainly related to equity options that are used to hedge structured notes. The Ps. 632 million loss in equity securities was mainly explained by a loss of Ps. 677 million on equity derivatives, against a gain of Ps. 316 million in 2014. During 2015 the main Stock Exchanges, such as the IPC, Ibex and S&P, reflected weak performances. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 43,145.66 at the end of December 2014 and 42,977.50 at the end of December 2015. This represented a decrease of 0.39% in that index. None of our transactions in equity derivatives in 2014 or 2015 are related to proprietary trading;

(ii) An increase in gains on exchange rate products of Ps. 449 million, from a gain of Ps. 1,321 million in 2014 to a gain of Ps. 1,770 million in 2015. Results from foreign exchange derivatives decreased by Ps. 512 million, from a gain of Ps. 2,003 million in 2014 to a gain of Ps. 1,491 million in 2015 mainly due to lower gains in foreign exchange forwards and options which were partly offset by higher gains in foreign exchange futures. Gains in foreign exchange positions increased by Ps. 961 million, from a loss of Ps. 682 million in 2014 to a gain of Ps. 279 million in 2015 in connection with foreign exchange swaps; and

(iii) Finally, an increase in gains on interest rate products of Ps. 251 million, from a gain of Ps. 1,194 million in 2014 to a gain of Ps. 1,445 million. Gains from debt instruments decreased by Ps. 277 million, from a gain of Ps. 878 million in 2014 to a gain of Ps. 601 million in 2015 mainly due to lower yields on our debt instrument positions which resulted from the 25 basis point increase in interest rates enacted by the Mexican Central Bank at the end of 2015. Gains in interest rate derivatives increased by Ps. 528 million, from a gain of Ps. 316 million in 2014 to a gain of Ps. 844 million in 2015 mainly resulting from interest rates swaps.

Exchange Differences (Net)

Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars. Exchange differences (net) increased Ps. 17 million in 2015 compared to the Ps. 11 million loss in 2014.

Other Operating Income (Net)

Other operating expense (net) increased by Ps. 562 million, or 28.2%, from an expense of Ps. 1,992 million in 2014 to Ps. 2,554 million in 2015.

Other operating income decreased by Ps. 30 million, or 6.2%, from Ps. 487 million in 2014 to Ps. 457 million in 2015.

Other operating expenses increased Ps. 532 million, or 21.5%, from Ps. 2,479 million in 2014 to Ps. 3,011 million in 2015, mainly due to the increase of Ps. 351 million, or 18.6%, in IPAB’s contributions, from Ps. 1,887 million to Ps. 2,238 million, due to the general increase in our funding sources, especially customer demand deposits, which grew 18%.

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

Administrative expenses increased by Ps. 1,435 million, or 7.2%, from Ps. 19,897 million in 2014 to Ps. 21,332 million in 2015, primarily due to increased expenses for personnel, rents, other taxes, administrative services and advertising and communication.

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

Our personnel expenses increased Ps. 1,056 million, or 10.6%, from Ps. 9,977 million in 2014 to Ps. 11,033 million in 2015, primarily as a result of a 12.1% period-over-period average headcount increase, together with an overall increase of 25.3% in bonuses, 4.7% in salaries and 10.6% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The average headcount in retail banking increased period-over-period by 12.2%. The average headcount in retail banking increased period-over-period by 1.9%. This increase was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth as well as additional personnel in connection with regulatory changes related to anti-money laundering and risk data aggregation (RDA).

The increase in personnel expenses resulted from an increase of Ps. 771 million, or 8.8%, in retail banking, from Ps. 8,799 million in 2014 to Ps. 9,570 million in 2015, and an increase of Ps. 243 million, or 22.9%, in wholesale banking, from Ps. 1,063 million to Ps. 1,306 million. The increase in retail banking was due to an increase of Ps. 487 million in bonuses, from Ps. 1,852 million in 2014 to Ps. 2,339 million in 2015, an increase of Ps. 179 million, or 3.8%, in salaries, from Ps. 4,769 million in 2014 to Ps. 4,948 million for the same period in 2015 and an increase of Ps. 105 million in other personnel expenses, from Ps. 2,178 million in 2014 to Ps. 2,283 million in 2015. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps. 154 million in other personnel expenses and increases of Ps. 60 million and Ps. 29 million in salaries and bonuses paid, respectively.

Other general expenses increased by Ps. 379 million, or 3.8%, from Ps. 9,920 million in 2014 to Ps. 10,299 million in 2015, mainly due to an increase of Ps. 221 million, or 13.6%, in expenses related to rents, mainly reflecting a larger number of branches which resulted from the branch expansion plan executed in the past two years. In addition, expenses related to taxes other than income taxes and administrative services increased by Ps. 160 million, or 14.2% and by Ps. 82 million, or 20.3%, respectively. Finally, advertising and communication increased by Ps. 69 million, or 10.6% reflecting the increased investments during the fourth quarter to market the “Santander” brand at events such as Formula 1 in Mexico.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps. 2,909 million, or 22.2%, from Ps. 13,132 million in 2014 to Ps. 16,041 million in 2015, mainly reflecting an increase in impairment losses of (i) Ps. 2,047 million in our commercial, financial and industrial loan portfolio, (ii) Ps. 617 million in our non-revolving consumer loan portfolio, and (iii) Ps. 205 million in our revolving consumer credit card loan portfolio. The increase in impairment losses was mainly explained by: (i) significant business volume growth across all segments, primarily in the commercial, financial and industrial loan portfolio, the revolving consumer credit card loan portfolio and the non-revolving consumer loan portfolio, which increases our risk exposure; (ii) recognition of impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders; and (iii) the refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assessment for credit losses. See Note 2.g.ii of our audited financial statements for more details on the methodology for individualized analysis.

During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Non-performing loans totaled Ps. 18,430 million as of December 31, 2014 and increased to Ps. 19,742 million as of December 31, 2015, an increase of Ps. 1,312 million, or 7.1%, due to the increase of non-performing loans in our mortgage loan portfolio of Ps. 1,265 million, an increase of non-performing loans in our commercial, financial and industrial loan portfolio of Ps. 98 million, and an increase of Ps. 83 million in our non-revolving consumer loan portfolio. These increases were partly offset by a decrease of non-performing loans in our revolving consumer credit card loan portfolio of Ps. 134 million. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.90% as of December 31, 2014 to 3.56% as of December 31, 2015.

The increase in non-performing loans in our mortgage loan portfolio resulted in a NPL ratio for 2015 of 5.30% from 4.85% in 2014, caused mainly by an internal change in our charge-off policy in 2014, which was extended from 12 months to 36 months for those mortgages originated by the Bank, which represents 84% of total mortgages.

The increase in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects in 2014 as some increased their non-performing loans during 2015. These clients, including mostly Pemex suppliers, were within our Global Corporate Banking segment. Our total exposure to these restructured clients as of December 31, 2015 accounted for Ps. 2,271 million and contributed 17% of the increase in non-performing loans. This was partly offset by a decrease in the non-performing loans of the three principal Mexican companies in the home builder sector, where our exposure stood at Ps. 4,233 million, of which Ps. 4,014 million were non-performing loans, decreasing Ps. 670 million from our exposure in 2014. This decrease is mainly explained by improvements relating to the home builders, where we charged-off Ps. 544 million in the fourth quarter of 2015 after receiving shares of one of the three home builders as payment for the unsecured exposure. Additionally, in the third quarter of 2015 we received an asset as payment in connection with one of the residential construction projects. These variations in non-performing loans in combination with significant loan growth resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 3.47% as of December 31, 2015, improving from the 4.13% reported as of December 31, 2014.

Finally, the decrease in non-performing loans in our consumer loan portfolio was mainly due to conforming the definition of non-performing status, in which the standard for credit cards went from 60 days to 90 days past due. See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans on the classification of impaired loans and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models on our change in accounting estimates regarding our refinements to impairment models.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2014 and 2015.

	As of December 31,
	2014		2015(4)
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	503,232	Ps.	594,900
Non-performing loans(4)		18,430		19,742
Loan charge-offs		13,510		14,424
Allowance for impairment losses(4)		15,198		18,749
Ratios
Non-performing loans to computable credit risk		3.66%		3.32%
Non-performing loans coverage ratio(2)		82.46%		94.97%
Loan charge-off coverage ratio(3)		2.68%		2.42%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.554,026 million and guarantees and documentary credits amounting to Ps.40,874 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

(3)	Loan charge-offs as percentage of computable credit risk.

(4)	See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

The following table shows our non-performing loans by type of loan as of December 31, 2014 and 2015:

	As of December 31,
	2014		2015(1)		2014/2015
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	9,575	Ps.	9,673	1.02%
Mortgage		5,249		6,514	24.10
Installment loans to individuals		3,606		3,555	(1.41)
Revolving consumer credit card loans		1,980		1,846	(6.77)
Non-revolving consumer loans		1,626		1,709	5.10
Total	Ps.	18,430	Ps.	19,742	7.12%

(1)	See Notes 2.g.1 and 2.h of our audited financial statements for more details.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio increased by 60.4% to Ps. 5,438 million in 2015 from Ps. 3,391 million in 2014. The increase is mainly the result of: (i) the significant growth in the middle market and SME loan portfolio; (ii) higher impairment losses related to the home builders and Pemex suppliers portfolios, where the expected probability of the loss increased; and (iii) the refinements to our impairment models, where more customers were included in our individualized assessment for credit losses. See Note 2.g.ii of our audited financial statements for more details on the methodology for individualized analysis.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2015 represented 49% of our total non-performing loans, increased by Ps. 98 million, or 1.0%, from December 31, 2014 to December 31, 2015, primarily due to those certain loans that had to be restructured during 2014 following the delays in the execution of certain projects. Our exposure to those loans, as of December 31, 2015, accounted for Ps. 1,481 million of non-performing loans for which an allowance for impairment losses has been recognized. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 4.13% as of December 31, 2014 to 3.47% as of December 31, 2015.

Mortgage

Our impairment losses in our mortgage loans portfolio decreased by 4.8% or Ps. 15 million in 2015, from Ps. 315 million in 2014 to Ps. 300 million in 2015. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2015 represented 33% of our total non-performing loans, increased by Ps. 1,265 million, or 24.1%, from December 31, 2014 to December 31, 2015, resulting in a non-performing loan ratio of 5.30%, as compared to 4.85% in 2014. The decrease in impairment losses for our mortgage portfolio and the increase in non-performing loans and the non-performing loan ratio was mainly due to a change in our charge-off policy in 2014, which was extended from 12 months to 36 months as explained above. With respect to the acquisition of ING Hipotecaria’s mortgage business, it did not negatively impact our level of non-performing loans as the NPL ratio of the portfolio has stabilized.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by Ps. 822 million, or 9.5% to Ps. 10,544 million in 2015 from Ps. 8,657 million in 2014. This increase in impairment losses was mainly due to significant loan growth, especially in payroll loans.

Non-performing loans in installment loans to individuals portfolio, which as of December 31, 2015 represented 18% of our total non-performing loans, decreased Ps. 51 million, or 1.4%, from December 31, 2014 to December 31, 2015. This decrease was due to the reduction of non-performing loans in our revolving credit card loan portfolio of Ps. 134 million, partially offset by an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps. 83 million. The decrease in our revolving credit card non-performing loan portfolio was mainly a result of conforming the definition of non-performing status, in which the standard for credit cards went from 60 days to 90 days, as explained above, and additionally, due to strong credit quality of new loan originations, lower provisioning is required.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio improved from 4.70% as of December 31, 2014 to 3.86% as of December 31, 2015, due to (i) higher loan growth resulting from increased consumer demand and (ii) the previously mentioned change to our non-performing loan classification rule in order to conform criteria across all portfolios. See Notes 2.g.i and 2.h of our audited financial statements for more details.

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

As a result of this year´s refinements to our impairment models, the non-performing loan coverage ratio increased from 82.46% to 94.97%, reflecting improvements across all loan portfolios. See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 62.99% in 2014 to 82.13% in 2015, mainly driven by an increase in the allowance for impairment losses to cover for: (i) significant growth of the loan portfolio, especially in the middle market and SME loan portfolio; (ii) higher impairment losses related to the home builders and Pemex suppliers portfolio, where the expected probability of the loss increased, based on the individualized assessment that considers expected cash flows and current collateral values; and (iii) as a result of the refinements to our impairment models, where more customers were included in our individualized assessment for credit losses. See Note 2.g.ii of our audited financial statements for more details on the methodology for individualized analysis.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for both the non-revolving consumer loans and the revolving consumer credit card loans improved. The non-performing loan coverage ratio for the credit card non-performing loans increased from 196.62% to 243.12% mainly reflecting a more detailed historical data for the determination of certain inputs or variables. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

The increase in the non-revolving consumer loan coverage ratio from 198.03% in 2014 to 219.95% in 2015, was mainly due to the decrease in non-performing loans in 2015, which resulted from the change to our non-performing loan classification rule in order to conform criteria across all portfolios, as explained above. See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

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

As of December 31, 2014 and December 31, 2015, the amounts recognized as available lines of credit amounted to Ps. 128,785 million and Ps. 113,715 million, respectively. Of these amounts, the amounts related to available credit card lines were Ps. 69,418 million, or 53.9%, and Ps. 72,841 million, or 64.0%, of the total off-balance sheet risk, respectively.

Provisions (net) decreased by Ps. 427 million, from a loss of Ps. 157 million in 2014 to a gain of Ps. 270 million in 2015. This decrease was mainly related to our provision for off-balance sheet risk, as a consequence of the refinements made to our impairment models since the process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables. The decrease in our provisions for off-balance sheet risk was due to the reduction of the probability of use of undrawn credit lines, based on more detailed historic data for the determination of certain inputs or variables, primarily the credit conversion factor, or CCF, thus reducing provision requirements for off-balance sheet available credit card lines (undrawn credit lines, guarantees and loan commitments). See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively.

Income Tax

Income tax in 2015 was Ps. 4,294 million, a Ps. 753 million or 21.3% increase from Ps. 3,541 million in 2014. Our effective tax rates in 2014 and 2015 were 21.04% and 23.47%, respectively. Our effective tax rate increased 243 basis points in 2015 compared to 2014. The variation in income tax paid is primarily explained by (i) the increase in income before taxes in 2015 as compared to 2014 and (ii) the decrease in the inflation rate in 2015 from 2014, resulting in a lower benefit from this permanent tax item.

Results of Operations by Segment for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents an overview of certain consolidated income statement data for each of our segments in 2014 and 2015.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2014		2015		2014		2015		2014		2015
	(Millions of pesos)
Net interest income	Ps.	33,316	Ps.	37,515	Ps.	3,971	Ps.	4,081	Ps.	324	Ps.	1,430
Income from equity instruments		—		—		53		37		100		80
Fee and commission income (expense) (net)		11,658		12,056		1,798		2,034		(83)		(7)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		697		866		1,578		1,095		333		534
Other operating income (expenses) (net)		(1,680)		(2,101)		(441)		(466)		129		13
Total income	Ps.	43,991	Ps.	48,336	Ps.	6,959	Ps.	6,781	Ps.	803	Ps.	2,050
Administrative expenses		(17,914)		(18,922)		(1,785)		(2,149)		(198)		(261)
Depreciation and amortization		(1,551)		(1,760)		(130)		(94)		(1)		(10)
Impairment losses on loans and receivables (net)		(12,314)		(15,081)		(818)		(960)		—		—
Impairment losses on other assets (net)		—		—		—		—		(48)		—
Provisions (net)		58		265		—		—		(215)		5
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		8		7
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		(15)		91
Operating profit before tax	Ps.	12,270	Ps.	12,838	Ps.	4,226	Ps.	3,578	Ps.	334	Ps.	1,882

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2014 and 2015.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2014		2015		2014		2015		2014		2015
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	43,676	Ps.	50,063	Ps.	7,810	Ps.	8,424	Ps.	337	Ps.	1,301
Financial assets held for trading		—		—		207,999		327,363		372		754
Other financial assets at fair value through profit or loss		—		—		31,872		27,358		—		—
Available-for-sale financial assets		—		—		—		—		83,128		113,620
Loans and receivables		342,663		414,702		151,791		159,767		35,943		24,418
Hedging derivatives		—		—		—		—		4,740		12,121
Non-current assets held for sale		13		13		1		1		830		1,087
Tangible assets		4,428		4,670		746		787		88		94
Intangible assets		2,016		2,751		328		392		1,735		1,734
Tax assets		—		—		—		—		22,988		18,673
Other assets		1,309		1,203		30		28		5,140		4,711
Total assets	Ps.	394,105	Ps.	473,402	Ps.	400,577	Ps.	524,120	Ps.	155,301		Ps. 178,513
Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	136,805	Ps.	174,576	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		17,860		6,400		35,947		122,728		54,977		75,701
Financial liabilities at amortized cost		362,971		394,016		141,842		114,346		74,312		150,824
Hedging derivatives		—		—		—		—		4,403		9,568
Provisions(1)		1,359		952		237		267		4,490		5,475
Tax liabilities		—		—		—		—		80		673
Other liabilities		2,929		2,561		478		419		9,006		7,869
Total liabilities	Ps.	385,119	Ps.	403,929	Ps.	315,309	Ps.	412,336	Ps.	147,268	Ps.	250,110
Total equity	Ps.	46,300	Ps.	57,888	Ps.	14,469	Ps.	19,320	Ps.	41,518	Ps.	32,452
Total liabilities and equity	Ps.	431,419	Ps.	461,817	Ps.	329,778	Ps.	431,656	Ps.	188,786	Ps.	282,562

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

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

Operating profit before taxes attributable to the Retail Banking segment in 2015 was Ps. 12,838 million, a 4.6% or Ps. 568 million increase from Ps. 12,270 million in 2014. This increase was mainly due to:

•	a 12.6% or Ps. 4,199 million increase in net interest income, mainly due to an increase of Ps. 55,898 million, or 19.4% in the average balance of the loan portfolio excluding credit cards and an increase of Ps. 2,660 million, or 6.5% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was offset by decreases of 25 basis points and 103 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the decrease in reference rates enacted by the Mexican Central Bank during 2014 and increased competition in the SME market. At the same time, the decrease in the average interest rate of our credit card loan portfolio decreased as a consequence of a change in the mix in the composition of such portfolio, with a greater percentage of customers paying their outstanding balances in full, therefore not contributing to interest income.

•	a 3.4% or Ps. 398 million increase in net fees and commissions income, from Ps. 11,658 million in 204 to Ps. 12,056 million in 2015, due mainly to an increase in fees and commissions earned from insurance products, collection and payment services, foreign exchange and service charges on deposits accounts, partially offset by a decrease in net credit and debit card fees.

•	a 24.2% or Ps. 169 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps. 697 million in 2014 to a gain of Ps. 866 million in 2015, primarily due to: (i) trading gains related to interest rate products as a result of the introduction of SME lending products with interest rate caps in response to our clients’ preferences due to potentially higher interest rates; and (ii) higher sales of structured notes by our Private Banking division.

These positive effects were partially offset by:

•	a 22.5% or Ps. 2,767 million increase in impairment losses on loans and receivables, reflecting mainly an increase in impairment losses of Ps. 1,905 million in our commercial loan portfolio, Ps. 616 million in our consumer loan portfolio, Ps. 205 million in our credit card portfolio and Ps. 55 million in loan collection and recovery expenses, partially offset by a decrease of Ps. 14 million in our mortgage loan portfolio. The Ps. 1,905 million increase in our commercial loan portfolio was mainly due to: (i) significant growth in the middle market and SME loan portfolios; and (ii) the refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assessment for credit losses. See Note 2.g.ii of our audited financial statements for more details on the methodology for individualized analysis.

•	a 5.6% or Ps. 1,008 million increase in administrative expenses, from Ps. 17,914 million in 2014 to Ps. 18,922 million in 2015, mainly due to increases in headcount and salaries, which resulted in higher personnel expenses as well as higher rent expense. Personnel expenses increased Ps. 771 million, or 8.8%, resulting from an increase of Ps. 666 million, or 10.1%, in salaries and bonuses and an increase of Ps. 105 million, or 4.8%, in other personnel expenses, while rents increased Ps. 183 million, or 11.5%, mainly reflecting a larger number of branches due to our branch expansion plan executed in the past two years.

•	25.1% or Ps. 421 million increase in other operating income/(expenses), from a loss of Ps. 1,680 million in 2014 to a loss of Ps. 2,101 million in 2015, mainly due to increases in contributions to IPAB that resulted from an increase in our funding sources.

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

Operating profit before taxes attributable to the Global Corporate Banking segment in 2015 was Ps. 3,578 million, representing a Ps. 648 million, or 15.3%, decrease from Ps. 4,226 million in 2014. This decrease was mainly due to:

•	a 30.6% or Ps. 483 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps. 1,578 million in 2014 to a gain of Ps. 1,095 million in 2015, primarily due to a loss of Ps. 193 million in market making, resulting from lower client activity due to increased uncertainty in the market.

•	a 17.4% or Ps. 142 million increase in net impairment losses on loans and receivables, from Ps. 818 million in 2014 to Ps. 960 million in 2015. This increase mainly resulted from: (i) higher impairment losses related to the home builders and Pemex suppliers portfolios, where the expected probability of the loss increased and to a lesser extent to refinements to our impairment models, where more customers from the commercial loan portfolio were included in our individualized assesment for credit losses. See Note 2.g.ii of our audited financial statements for more details on the methodology for individualized analysis.

•	a 20.4% or Ps. 364 million increase in administrative expenses, from Ps. 1,785 million in 2014 to Ps. 2,149 million in 2015, mainly due to increases in personnel expenses, administrative services and technology and systems expenses.

These negative results were partially offset by:

•	a 2.8% or Ps. 110 million increase in net interest income, mainly due to an increase of Ps. 606 million in interest income from debt instruments which was partly offset by a Ps. 157 million decrease in interest income from loans and advances to customers. The increase from debt securities resulted from a Ps. 45,586 million increase in the average portfolio of debt instruments, combined with a 95 basis point decrease in the average interest rate. As for the decrease in the interest income from loans and advances to customers, this resulted from an increase of Ps. 12,657 million in the average balance of loans and advances to customers, offset by a 63 basis points decrease in the average interest rate earned. Lower interest rates relating to loans and advances to customers resulted from loans granted to two state-owned energy companies with risk profiles similar to other large corporate debt, as well as increased competition and the prevailing low benchmark reference rate during 2015 compared to 2014.

•	an 13.1% or Ps. 236 million increase in net fees and commissions income, from Ps. 1,798 million in 2014 to Ps. 2,034 million in 2015, mainly due to an increase in income from commissions from administration and custody, financial advisory and capital markets and securities activities, reflecting the execution of certain projects in the investment banking activity pipeline. However, increased volatility in the markets and the cuts to the public spending budgets have led to a continued slowdown in the execution of the infrastructure and energy related projects pipeline.

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

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

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

Operating profit before taxes attributed to Corporate Activities in 2015 was a gain of Ps. 1,882 million, a Ps. 1,548 million, or 463.5%, increase from a gain of Ps. 334 million in 2014. This increase in operating profit before taxes was mainly due to a Ps. 1,106 million increase in net interest income, from Ps. 324 million in 2014 to Ps. 1,430 million in 2015, mainly due to an increase in the average portfolio of debt instruments managed by the ALCO.

These positive results were further supported by a Ps. 91 million gain from the sale of a portfolio of non-current assets.

B.	Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 73.4% of our total deposits, 89.1% of our customer deposits and 107.0% of our demand and time deposits as of December 31, 2016. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

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

For information about our use of financial instruments for hedging purposes, see Note 13 of our audited financial statements and “Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk.”

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 10.5%. As of December 31, 2016, Banco Santander Mexico’s Capital Ratio was 15.74%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2014, 2015 and 2016, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2014		2015		2016
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1)	Ps.	76,696,962	Ps.	80,327,825	Ps.	71,487,285
Tier 1		76,696,962		80,327,825		81,784,659
Tier 2		19,820,482		23,311,400		27,453,243
Total capital		96,517,444		103,639,225		109,237,902
Risk-Weighted Assets:
Credit risk		406,832,485		487,439,953		546,227,285
Market risk		128,329,554		112,427,480		108,027,290
Operational risk		61,790,258		64,255,011		39,609,492
Total risk-weighted assets		596,952,297		664,122,444		693,864,067
Required Regulatory Capital:
Credit risk		32,546,599		38,995,196		43,698,183
Market risk		10,266,364		8,994,198		8,642,183
Operational risk		4,943,221		5,140,401		3,168,759
Total risk-weighted assets	Ps.	47,756,184	Ps.	53,129,795	Ps.	55,509,125
Capital Ratios (credit, market & operational risk)(*):
CET 1 capital to risk-weighted assets		12.85%		12.10%		10.30%
Tier 1 capital to risk-weighted assets		12.85%		12.10%		11.79%
Tier 2 capital to risk-weighted assets		3.32%		3.51%		3.95%
Total capital to risk-weighted assets(1)(2)		16.17%		15.61%		15.74%

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.

(1)	Banco Santander's capital ratio at December 31, 2015 decreased by 56 basis points, from 16.17% at December 31, 2014 to 15.61% at December 31, 2015, mainly due to 19.8% (Ps. 6,449 million) of the required regulatory capital associated with credit risk and an increase of 4.0% (Ps. 197 million) in required regulatory capital associated with operational risk, which were partially offset by a 7.4% increase (Ps. 7,122 million) in total capital and a decrease of 12.4% (Ps. 1,272 million) in the required regulatory capital associated with market risk.

(2)	The Capitalization Index of Banco Santander México as of December 31, 2016 increased 13 basis points from 15.61% as of December 31, 2015 to 15.74% on December 31, 2016, mainly due to a 38% decrease (Ps. 1,971 million) in regulatory capital required for operational risk of 4% (Ps. 352 million) in regulatory capital required for market risk and increases of 12.1% (Ps. 4,707 million) in regulatory capital required for credit risk and 5.40% (Ps. 5.599 billion) in total capital. The decrease in AT1 for 2016 is explained by the issuance of U.S.$ 500 million Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes for the “Non-Core Basic Capital Instruments” on December 29, 2016.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of CET1, and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, Banco Santander Mexico was imposed a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México was already in compliance with the corresponding regulation as of December 31, 2016.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish the leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2016 was 6.35%, as of November 30, 2016, was 7.04%, as of October 31, 2016 was 7.82%, as of September 30, 2016 was 7.72%, as of June 30, 2016 was 7.43%, as of March 31, 2016 was 7.33%, and as of December 31, 2015 was 7.24%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

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

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Official Gazette of the Federation the General Liquidity Requirements, which entered into effect on January 1, 2015.

On June 22, 2016, the CNBV published in the Official Gazette of the Federation a resolution amending the methodology to calculate the leverage percentage of financial institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2014		2015		2016
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	169,950	Ps.	215,013	Ps.	246,100
Non-interest-bearing deposits		124,113		132,725		157,212
Subtotal	Ps.	294,063	Ps.	347,738	Ps.	403,312
Time deposits:
Notes with interest payable at maturity	Ps.	118,742	Ps.	109,568	Ps.	124,182
Fixed-term deposits		205		874		5,454
Foreign currency time deposits		14,640		10,943		10,579
Subtotal	Ps.	133,587	Ps.	121,385	Ps.	140,215
Repurchase agreements		69,726		46,083		80,769
Accrued interest(1)		183		155		578
Other deposits		17,069		24,652		27,696
Total customer deposits	Ps.	514,628	Ps.	540,013	Ps.	652,570
Deposits from the Mexican Central Bank and credit institutions(2)		82,078		199,833		139,956
Total deposits(3)	Ps.	596,706	Ps.	739,846	Ps.	792,526

(1)	Mainly from time deposits.

(2)	Includes Ps. 33,752 million, Ps. 145,484 million and Ps. 40,634 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2014, 2015 and 2016, respectively.

(3)	As of December 31, 2014, we had deposits of Ps. 514,628 million from customers, Ps. 77,072 million from credit institutions and Ps. 5,006 million from the Mexican Central Bank. As of December 31, 2015, we had deposits of Ps. 540,013 million from customers, Ps. 54,674 million from credit institutions and Ps. 145,159 million from the Mexican Central Bank. As of December 31, 2016, we had deposits of Ps. 652,570 million from customers, Ps. 124,477 million from credit institutions and Ps. 15,479 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 18.4%, from Ps. 132,725 million at December 31, 2015 to Ps. 157,212 million at December 31, 2016 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

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

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements. Short-term borrowings at year-end from 2015 to 2016 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2014			2015			2016
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	102,646	2.99%	Ps.	191,567	3.12%	Ps.	121,403	5.45%
Average during year		156,689	3.12		199,040	2.96		190,943	4.11
Maximum month-end balance		188,532	3.40		256,412	3.12		249,866	5.45
Short positions:
At December 31(1)	Ps.	27,297	3.11%	Ps.	25,252	3.12	Ps.	41,976	5.32
Average during year		84,363	3.23		50,479	3.04		49,259	3.92
Maximum month-end balance		109,596	3.52		95,081	3.16		78,075	5.32
Total short-term borrowings at year end	Ps.	129,943	3.05%	Ps.	216,819	3.12%	Ps.	163,379	5.39%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 11.b of our audited financial statements.

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs. The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets. We review our pricing policy daily and we believe we can reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2016, the balance of our debt securities outstanding totaled Ps. 127,528 million. See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2017 capital expenditures. For 2017, we have a capital expenditures budget of Ps. 6,043 million (U.S.$ 293 million), 70.4% of which (Ps. 4,254 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps. 1,789 million). In 2016, our capital expenditures were Ps. 2,946 million (U.S.$ 143 million), 77.4% of which (Ps. 2,280 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps. 666 million).

As of December 31, 2016, total interest-bearing liabilities denominated in dollars amounted to Ps. 154,819 million, or U.S.$ 7,508 million, representing 17.70% of our total deposits and 23.72% of our customer deposits. The sources of such funding as of December 31, 2014, 2015 and 2016 were as follows:

	IFRS
	As of December 31,
	2014		2015		2016		2016
	(Millions of pesos)						(Millions of U.S.$ ) (1)
Demand deposits	Ps.	27,949	Ps.	42,673	Ps.	58,815	U.S.$	2,852
Time deposits		34,617		29,893		40,427		1,961
Bank and other loans		10,853		23,032		55,577		2,695
Total	Ps.	73,419	Ps.	95,598	Ps.	154,819	U.S.$	7,508

(1)	Translated at the rate of Ps. 20.6194 per U.S.$ 1.00 as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2017, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2016, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$ 53,520 million (Ps. 1,103,549 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$ 53,218 million (Ps. 1,097,318 million). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2016, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$ 8,284 million (Ps. 170,811 million). As of such date, our foreign currency-denominated liabilities were U.S.$ 6,175 million (Ps. 127,325 million). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2014, 2015 and 2016, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2014				2015				2016
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	220,020	23.68%	1.39%	Ps.	250,762	24.23%	1.27%	Ps.	322,411	29.22%	1.57%
Time deposits		129,644	13.95%	2.94%		156,072	15.08%	2.56%		171,003	15.50%	3.35%
Deposits from the Mexican Central Bank and credit institutions		125,982	13.56%	3.32%		195,739	18.91%	3.07%		162,882	14.76%	3.77%
Repurchase agreements		76,178	8.20%	3.03%		61,765	5.97%	2.88%		89,081	8.07%	4.20%
Marketable debt securities and other financial liabilities		45,914	4.94%	4.00%		51,021	4.93%	3.71%		57,698	5.23%	4.55%
Other liabilities(1)		98,062	10.55%	3.19%		76,817	7.42%	3.11%		58,781	5.33%	5.10%
Subordinated liabilities		17,305	1.86%	6.07%		20,438	1.97%	6.16%		24,101	2.17%	6.11%
Subtotal interest-bearing liabilities		713,105	76.74%	2.85%		812,614	78.51%	2.61%		885,957	80.28%	3.19%
Non-interest-bearing liabilities		117,891	12.70%			116,392	11.25%			102,918	9.34%
Total equity		98,155	10.56%			105,955	10.24%			114,498	10.38%
Subtotal non-interest-bearing liabilities and equity		216,046	23.26%			222,347	21.49%			217,416	19.72%
Total liabilities and equity	Ps.	929,151	100.00%		Ps.	1,034,961	100.00%		Ps.	1,103,373	100.00%

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity increased from 15.08% as of December 31, 2015 to 15.50% as of December 31, 2016, while the ratio of average demand accounts to average total liabilities and equity increased from 24.23% to 29.22% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 11.25% as of December 31, 2015 to 9.34% as of December 31, 2016.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2014, 2015 and 2016.

	IFRS
	As of December 31,
	2014		2015			2016
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	169,950	Ps.	215,013		Ps.	246,100
Non-interest-bearing deposits		124,113		132,725			157,212
Subtotal	Ps.	294,063	Ps.	347,738		Ps.	403,312
Time deposits
Notes with interest payable at maturity	Ps.	118,742	Ps.	109,568		Ps.	125,879
Fixed-term deposits(1)		205		874			5,454
Foreign currency time deposits(2)		34,617		29,893			40,427
Subtotal	Ps.	153,564	Ps.	140,335	[3]	Ps.	171,760
Total	Ps.	447,627	Ps.	488,073		Ps.	575,072

(1)	As of December 31, 2014, 2015 and 2016 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)	As of December 31, 2014, includes Ps. 19,977 million of foreign currency time deposits from other credit institutions. As of December 31, 2015, includes Ps. 18,950 million of foreign currency time deposits from other credit institutions. As of December 31, 2016, includes Ps. 29,848 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2016.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured) (2)	2,500	2/17/2017	6.16%
Certificates of deposit (unsecured) (2)	630	2/17/2017	6.16%
Certificates of deposit (unsecured) (2)	2,000	4/27/2017	5.65%
Certificates of deposit (unsecured) (2)	530	3/9/2017	5.65%
Certificates of deposit (unsecured) (2)	80	4/12/2017	6.15%
Certificates of deposit (unsecured) (2)	2,000	4/26/2017	5.65%
Certificates of deposit (unsecured) (2)	300	4/21/2017	6.16%
Certificates of deposit (unsecured) (2)	1,000	6/1/2017	5.65%
Certificates of deposit (unsecured) (2)	700	6/9/2017	6.16%
Certificates of deposit (unsecured) (2)	800	7/20/2017	5.65%
Certificates of deposit (unsecured) (2)	50	7/25/2017	5.42%
Certificates of deposit (unsecured) (2)	500	7/27/2017	5.65%
Certificates of deposit (unsecured) (2)	1,000	10/6/2017	5.88%
Certificates of deposit (unsecured) (2)	1,000	11/1/2017	5.88%
Certificates of deposit (unsecured) (2)	45	1/2/2017	5.58%
Certificates of deposit (unsecured) (2)	800	12/11/2017	5.88%
Certificates of deposit (unsecured) (2)	1,100	4/12/2017	6.16%
Certificates of deposit (unsecured) (2)	1,000	1/20/2017	6.16%
Certificates of deposit (unsecured) (2)	300	6/28/2017	5.65%
Certificates of deposit (unsecured) (2)	800	3/2/2017	5.65%
Certificates of deposit (unsecured) (2)	1,730	5/26/2017	5.66%
Certificates of deposit (unsecured) (2)	100	9/11/2017	5.64%
Certificates of deposit (unsecured) (2)	1,000	8/15/2017	5.65%
Certificates of deposit (unsecured) (2)	700	6/5/2017	6.13%
Certificates of deposit (unsecured) (2)	500	2/1/2017	5.65%
Certificates of deposit (unsecured) (2)	1,000	5/4/2017	5.65%
Certificates of deposit (unsecured) (2)	500	2/10/2017	5.68%
Certificates of deposit (unsecured) (2)	1,000	9/25/2017	5.88%
Certificates of deposit (unsecured) (2)	2	7/31/2017	0.65%
Certificates of deposit (unsecured) (2)	197	1/17/2017	0.20%
Certificates of deposit (unsecured) (2)	403	1/26/2017	0.20%
Certificates of deposit (unsecured) (2)	283	1/5/2017	0.35%
Certificates of deposit (unsecured) (2)	215	1/12/2017	0.35%
Certificates of deposit (unsecured) (2)	340	1/19/2017	0.20%
Certificates of deposit (unsecured) (2)	379	1/10/2017	0.35%
Certificates of deposit (unsecured) (2)	4	7/31/2017	0.95%
Certificates of deposit (unsecured) (2)	1	7/31/2017	0.75%
Certificates of deposit (unsecured) (2)	1	7/31/2017	0.90%

Instrument	Amount	Maturity Date	Rate
Certificates of deposit (unsecured) (2)	103	5/9/2017	0.65%
Certificates of deposit (unsecured) (2)	46	6/1/2017	0.50%
Certificates of deposit (unsecured) (2)	1	7/31/2017	0.70%
Certificates of deposit (unsecured) (2)	246	1/24/2017	0.20%
Structured bank bonds (3)	35	1/6/2017	10%
Structured bank bonds (3)	10	1/10/2017	8.5%
Structured bank bonds (3)	27	1/4/2017	11.6%
Structured bank bonds (3)	17	1/13/2017	12.5%
Structured bank bonds (3)	82	1/3/2017	4.2%
Structured bank bonds (3)	10	1/5/2017	8%
Structured bank bonds (3)	10	1/24/2017	7%
Structured bank bonds (3)	593	3/2/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	53	3/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	42	3/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	12	3/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	12	4/6/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	465	6/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	514	8/3/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	441	9/6/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	168	9/8/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	115	11/6/2017	Guaranteed rate subject to S&P500
Structured bank bonds (3)	613	1/4/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	14	1/4/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	330	2/19/2018	Guaranteed rate subject to IXE
Structured bank bonds (3)	581	3/2/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds (3)	441	3/6/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds (3)	945	4/3/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	25	5/9/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	141	5/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	22	5/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	121	5/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	82	6/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	463	6/27/2018	2%
Structured bank bonds (3)	9	6/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	970	6/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	137	6/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	114	7/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	10	8/2/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	122	8/10/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	155	8/30/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	123	8/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	51	9/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	153	9/14/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	97	9/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	124	9/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds (3)	503	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	43	11/9/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	203	11/9/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	63	11/9/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	823	10/23/2020	TIIE
Structured bank bonds (3)	17	11/7/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	148	11/14/2019	Guaranteed rate subject to SXDP10
Structured bank bonds (3)	8	11/5/2020	TIIE
Structured bank bonds (3)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	204	7/18/2017	Guaranteed rate subject to IPC

Instrument	Amount	Maturity Date	Rate
Structured bank bonds (3)	10	2/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	157	2/23/2021	TIIE
Structured bank bonds (3)	42	3/5/2018	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	42	3/5/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	21	3/3/2021	Guaranteed rate subject to SXDP
Structured bank bonds (3)	14	3/16/2021	TIIE
Structured bank bonds (3)	9	3/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	16	4/3/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	5	8/2/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	6	4/3/2018	Guaranteed rate subject to SXEE
Structured bank bonds (3)	47	4/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	383	4/23/2021	TIIE
Structured bank bonds (3)	121	4/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds (3)	14	4/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds (3)	20	5/12/2021	TIIE
Structured bank bonds (3)	19	5/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	150	6/6/2018	TIIE
Structured bank bonds (3)	6	6/6/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	53	6/6/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	215	6/6/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	26	6/6/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	10	12/21/2017	TIIE
Structured bank bonds (3)	93	9/4/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	28	10/3/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds (3)	4	3/3/2021	Guaranteed rate subject to SXDP
Structured bank bonds (3)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	10	1/10/2017	26%
Structured bank bonds (3)	83	1/17/2017	4.15%
Senior notes	20,349	11/9/2022	4.125%
Unsecured bonds (4)	3,000	3/16/2018	(TIIE + 15 basis points)
Unsecured bonds (4)	1,700	3/9/2021	8.91%
Unsecured bonds (4)	3,000	12/6/2018	(TIIE + 18 basis points)
Unsecured bonds (4)	4,000	6/14/2021	(TIIE + 38 basis points)
Unsecured bonds (4)	3,000	9/1/2026	7.19%
Promissory notes (6)	68	1/2/2017	5.70%
Promissory notes (6)	55	1/18/2017	5.75%
Promissory notes (6)	13,721	1/2/2017	5.75%
Promissory notes (6)	2,254	1/2/2017	5.75%
Mortgage-backed bonds (5)	156	05/25/2032	5.00%
Mortgage-backed bonds (5)	13	05/25/2032	6.40%
Tier II Subordinated Capital Notes	26,805	01/30/2024	5.95%
Subordinated Additional Tier 1 Capital Notes	10,310		8.50%
	126,847
Transaction costs and accrued interest	681
Total issuances	127,528

(1)	Equals funding amounts taking into consideration redemptions. See Note 21 of our audited financial statements.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados.

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

(6)	Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

The Additional Tier 1 Capital Notes

On December 29, 2016, we issued perpetual subordinated non preferred contingent convertible additional Tier 1 capital notes in an aggregate principal amount of U.S.$ 500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture dated as of December 27, 2016 (the “Tier 1 Indenture”), which we refer as the Tier 1 notes. The Tier 1 notes were issued at an issue price of 100%. The Tier 1 notes have no fixed maturity or fixed redemption date, and will bear interest at a rate equal to 8.500% per annum. Interest on the Tier 1 notes is paid quarterly in arrears on January 20, April 20, July 20 and October 20 of each year, commencing on April 20, 2017. The net proceeds from this issuance were used to acquire from Banco Santander México a perpetual subordinated non-preferred contingent convertible additional Tier 1 capital note in the same principal amount as the aggregate principal amount of the Tier 1 notes and with substantially the same terms and conditions as the Tier 1 notes, issued pursuant to an indenture that is substantially the same as the Tier 1 Indenture (the “Back-to-Back Note”). Banco Santander México used the net proceeds of the offering of the Back-to-Back Note for general corporate purposes.

Interest on the Tier 1 notes will be due and payable only at our sole discretion and we will have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the Tier 1 notes will be automatically canceled upon occurrence of certain capital events. Such canceled interest shall not accumulate or be due and payable at any time thereafter.

Subject to a prior redemption or one or more automatic conversions, from and including the date on which the Notes are initially issued, to but excluding January 20, 2022 (the “First Call Date”), interest will accrue on the then current principal amount of notes at an initial rate equal to 8.500% per annum. The First Call Date and every fifth anniversary thereafter shall each be a “Reset Date”. Subject to a prior redemption or one or more Automatic Conversions, from and including each Reset Date, including the First Call Date, to but excluding the next succeeding Reset Date, interest will accrue on the then current principal amount at a rate per annum equal to the sum of the then-prevailing Treasury Yield on the relevant Reset Determination Date and 647.20 basis points (rounded to two decimal places, with 0.005 being rounded down).

We may redeem the Tier 1 notes at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, plus additional interest, if any, to but excluding the date fixed for redemption, (i) in whole or in part, on January 20, 2022 and on any interest payment date thereafter, (ii) in whole but not in part upon the occurrence of certain tax events affecting the withholding taxes payable on the Tier 1 notes, or (iii) in whole but not in part upon the occurrence of certain special events, subject, in each case, to certain conditions. Any such redemption shall be subject to certain regulatory requirements, including obtaining prior authorization from Banco de México.

Upon the occurrence of certain conversion trigger events (including when Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%), on the conversion date, the then current principal amount of the Tier 1 notes will be automatically reduced in one or more automatic conversions and the converted principal amount relating to such automatic conversions shall be converted exclusively into (i) if the holder of the Tier 1 notes is Banco Santander Parent, Grupo Financiero Santander México’s Series F shares and (ii) if the holder of the Tier 1 notes is not S Banco Santander Parent, Grupo Financiero Santander México’s Series B shares at the Conversion Price. The Tier 1 notes are not convertible at the option of the holders at any time.

The conversion price shall be, if the ordinary shares are: (i) then admitted to trading on the Mexican Stock Exchange, the higher of: (a) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the 30 consecutive business days immediately preceding the conversion date, with each closing price for the 30 consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (b) floor price of Ps. 20.30 converted into U.S. dollars at the then-prevailing exchange rate; (ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps. 20.30 converted into U.S. dollars at the then-prevailing exchange rate.

Banco Santander Parent purchased U.S.$ 441,095,000 aggregate principal amount of the Tier 1 Notes.

The Tier 1 notes are subordinated obligations and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness and subordinated preferred indebtedness, (ii) pari passu without preference among themselves and with all of our present and future other unsecured subordinated non-preferred indebtedness and (iii) senior only to all classes of our capital stock.

The 2022 Notes

In November 2012, our subsidiary, Banco Santander Mexico, issued senior notes in an aggregate principal amount of U.S.$ 1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes. The 2022 notes were issued at an issue price of 98.18%. The 2022 notes mature on November 9, 2022, and bear interest at a rate per annum equal to 4.125%. Interest is paid semi-annually in arrears on May 9 and November 9 of each year. The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

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

The 2024 Notes

In December 2013, our subsidiary, Banco Santander Mexico, issued Basel III compliant Tier 2 Subordinated Capital Notes in an aggregate principal amount of U.S.$ 1.3 billion under an indenture dated December 19, 2013, which we refer to as the 2024 notes. Our parent, Banco Santander Parent, purchased 75% or U.S.$ 975 million of the aggregate principal amount of the 2024 notes. The 2024 notes were issued at an issue price of 99.235%. The 2024 notes mature on January 30, 2024, and bear interest at a rate per annum equal to 5.95%. Interest is paid semi-annually in arrears on January 30 and July 30 of each year. The net proceeds from this issuance were used for general corporate purposes, including to enhance our capital in connection with the December 2013 cash dividend payment. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.” After consummation of the 2024 notes offering and the payment of the December 2013 cash dividend the Bank maintains a Tier 1 capital ratio of 12.8 and a Tier 2 capital ratio of 3.2.

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

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the IMPI, the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

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

The Mexican financial services sector is likely to remain competitive with many financial services providers and alternative distribution channels. Additionally, further consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the sector.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;

•	changes in the credit quality of our loan portfolio because of inorganic or organic growth;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	increased competition that may lead to tightening of our margins;

•	inflationary pressures that may lead to increases in interest rates and decreases in growth;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and

•	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico. In particular, the possible trend of monetary policy in the U.S., the effect on industrial production as a result of the appreciation of the U.S. dollar against other currencies, and any change to the United States’ trade and immigration policies with respect to Mexico, under the new U.S. administration, could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand, thus having a material adverse effect on our financial condition and results of operations.

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps. 128,785 million, Ps. 113,715 million and Ps. 202,723 million, as of December 31, 2014, 2015 and 2016, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014		2015		2016
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	128,785	Ps.	113,715	Ps.	202,723
Assets in trust or mandate:
Trusts		135,497		141,287		154,308
Mandates(1)		247		243		185
Assets in custody or under administration(2)		3,193,157		3,346,631		3,162,552
Subtotal	Ps.	3,457,686	Ps.	3,601,876	Ps.	3,519,768
Collateral received	Ps.	51,680	Ps.	59,377	Ps.	66,684
Collateral received and sold or pledged as guarantee(3)		26,794		22,609		40,037
Investment banking transaction on behalf of third parties (net)(4)		415,726		432,809		375,875
Subtotal		494,200		514,795		482,596
Total	Ps.	3,951,886	Ps.	4,116,671	Ps.	4,002,364

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.	Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2016.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	403,312	Ps.	-	Ps.	-	Ps.	-	Ps.	403,312
Time deposits		171,632		97		31		-		171,760
Bank and other loans(1)		69,511		16,838		7,067		2,635		96,051
Marketable debt securities(1)		42,446		6,014		5,700		23,508		77,668
Subordinated liabilities		664		-		-		36,861		37,525
Repurchase agreements		121,403		-		-		-		121,403
Short positions		62,500		-		-		-		62,500
Operating lease obligations		315		785		701		6,367		8,168
Sundry creditors and other payables		35,922		124		-		5,018		41,064
Contractual interest payments(2)		16,979		9,723		7,898		22,982		57,582
Total	Ps.	924,684	Ps.	33,581	Ps.	21,397	Ps.	97,371	Ps.	1,077,033

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2016.

(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2016 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of nine directors and eight alternate directors. The directors and alternate directors are elected for one-year terms at our ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

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

The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general annual shareholders’ meeting on April 28, 2017, for a period of one year. The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Marcos Alejandro Martínez Gavica	Chairman	Series F	1997
Héctor Blas Grisi Checa	Director	Series F	2016
Rodrigo Echenique Gordillo	Director	Series F	2015
Ángel Rivera Congosto	Alternate Director	Series F	2016
Rodrigo Brand de Lara	Alternate Director	Series F	2012
Vittorio Corbo Lioi	Alternate Director	Series F	2012
Guillermo Güemez García	Independent Director	Series F	2012
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Antonio Purón Mier y Terán	Independent Director	Series F	2009
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series F	2009
Fernando Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Gina Lorenza Diez Barroso Azcárraga	Independent Director	Series B	2014
Enrique Krauze Kleinbort	Independent Alternate Director	Series B	2010
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016

The Secretary of the Board of Directors is Fernando Borja Mujica, and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Marcos Alejandro Martínez Gavica is of the Chairman of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association or ABM) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management. He holds a degree in chemical engineering from Universidad Iberoamericana and a master in administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial. Mr. Gavica was also appointed as Chairman of the ABM for the 2017-2018 term.

Héctor Blas Grisi Checa is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Banco Santander (México). He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Investment Corporate Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Rodrigo Echenique Gordillo is a member of our Board of Directors and of the boards of directors of Banco Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. From 1999 to 2014 he served as a member of the board of directors and of the Executive Committee of Banco Santander Parent, as well as a certain other committees. During that time, he also served as Vice President of Banco Banif, S.A., President of Allfunds Bank, President and Vice President of SPREA, a member of the boards of directors of Santander International and Santander Investment, Executive Vice President of Banco Santander Parent, President of N.H. Hotels, S.A., Vallehermoso, S.A., Lar, S.A., Vocento, S.A., and a Director of Inditex, S.A. He also served as a member of the board of directors for various industrial and financial organizations, including Ebro Azúcares y Alcoholes, S.A., Industrias Agrícolas, S.A., SABA, S.A., Accenture, S.A., Lucent Technologies and Quercus y Agrolimen, S.A. He also served as a member of the Executive Committee and Board of Governors of the Fundación Banco Santander and other charitable organizations. From 1994 to 1999, he served as a member of the board of directors and Executive Committee of Banco Santander Parent, serving on all board committees. During that time he also served Vice President of Business and Investment for Banco Santander Parent. From 1984 to 1994, he served as Subdirector General of Banco Santander México and Deputy Director General, and in 1988 he was appointed to Banco Santander Parent’s Board of Directors and named Executive Director and a member of the executive committee. From 1976 to 1983, he held several positions at Banco Exterior de España, including as Manager of Legal Services, Deputy Director General and as a member of the Planning Committee. From 1973 to 1976, he served in various positions in the Spanish government, including with the Treasury Departments of Pontevedra and Madrid, Secretary General of Telecommunications and Technical Adviser to the executive administration. He holds a law degree from the Universidad Complutense de Madrid.

Ángel Rivera Congosto is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a member of the board of directors of Banco Santander Parent, Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as a General Director of the Commercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (IPADE) in IESE (Universidad de Navarra) and a program of development in corporate finance at the Instituto de Empresa in Madrid. He has also studied under various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. Starting April 2017, he is the Vice President of Retail Banking of Banco Santander Mexico.

Rodrigo Brand de Lara is a member of our Board of Directors and the boards of directors of Casa de Bolsa Santander, Santander Consumo and Santander Vivienda and was appointed Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO for Banco Santander Mexico in 2011. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

Vittorio Corbo Lioi is an alternate member of our Board of Directors and of the board of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of economics at the Pontificia Universidad Católica de Chile and at the University of Chile. From 2011 to 2014 he was a member of the board of directors of Banco Santander Parent in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A. and Compañía Cerveceras Unidas in Chile. He is the President of the Management Committee of SURA Chile, a financial consultant to certain companies, and an advisor to the World Bank, the International Monetary Fund and the Center for Social and Economic Research. He is the President and main shareholder of Vittorio Corbo y Asociados. From 2003 to 2007, he was the President of the Central Bank of Chile. From 2000 to 2003 he served on the board of directors of the Global Development Network. From 2000 to 2002 he served as Vice President of the International Economics Association. From 1991 to 2003, he was a full-time professor of economics at the Pontificia Universidad Católica de Chile. From 1984 to 1991, he served in several management positions at the World Bank. He was also professor of economics at the Concordia University in Montreal, Canada from 1979 to 1982 and a lecturer at Georgetown University from 1986 to 1991. Mr. Corbo Lioi holds a degree in commercial engineering from the University of Chile (with honors) and a doctorate in Economics from MIT. He has also completed post-doctoral research at MIT.

Guillermo Güemez García is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is an independent member of the Board of Directors and member of the Investment Committee of ING AFORE. He is also an independent member of the Board of Directors and President of the Audit Committee of Zurich Compañía de Seguros S.A. He previously served as a member of the board of directors of Zurich Santander México, S.A. In addition, he is a member of the Strategy and Finance Committee of Nacional Monte de Piedad, a member of the board of directors of GEUPEC S.A. de C.V. He is the President of the Advisory Committee of the Economics and Business Administration school of the Universidad Panamericana. He was Deputy Governor of the Mexican Central Bank and President of the Responsibilities Commission of the Mexican Central Bank from 1995 to 2010. He was a cabinet member of the CNBV from 2007 to 2010, an alternate cabinet member of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 1997 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (Mexico-USA-Canada) from 1991 to 1993. He held several executive positions at Banamex from 1974 to 1990. He has a degree with honors in civil engineering from the Universidad Nacional Autónoma de México. He holds a master’s degree in science from Stanford University.

Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Antonio Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners’ coaching program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a Master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Juan Ignacio Gallardo Thurlow is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Grupo GEPP (Pepsicola bottling group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL). He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the President of the Board of Directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM E.R. from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accountant in the Universidad Iberoamericana.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Fernando Ruiz Sahagún is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. She is the founder and Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in Mexico. She is currently a member of the Boards of management of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Santander Consumo and Santander Vivienda. He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years. He is the author of multiple documentaries and television series on Mexican history. In September 2007, he was honored by the Universidad Autónoma de Nuevo León with a doctorate honoris causa. In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico. In April 2005, he became a member of the Colegio Nacional. In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio. He obtained the Premio Comillas biography award in Spain in 1993. In 1990 he was inducted into the Mexican Academy of History. Mr. Krauze Kleinbort holds a degree in industrial engineering from UNAM and a doctorate degree in history from El Colegio de México.

Guillermo Francisco Vogel Hinojosa is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Santander Consumo, and Santander Vivienda. He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO) previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the Board of Directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the Board of Directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the Board of Directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral y del Consejo Internacional de la Manhattan School of Music. On 1987 he held the Executive Vice presidency of CEO de TAMSA. In June 1997 he was promoted as vice president of the Board of Directors. Since 2002 he is Director and vice president of the Board of Directors of TENARIS. Mr. Vogel Started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as a CFO. He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an M.B.A. from the University of Texas in Austin.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2016. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Year of appointment to position
Hector Blas Grisi Checa	Executive President and Chief Executive Officer	2015
Pedro José Moreno Cantalejo*	Vice-president of Administration and Finance	2010
Francisco Javier Hidalgo Blázquez*	Vice-president of Retail Banking	2014
Fernando Borja Mujica	Deputy General Legal Director	2014
Jorge Arturo Arce Gama	Deputy General Director of Global Corporate Banking	2016
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Roberto d’Empaire Muskus	Deputy General Director of Risks	2013
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	2013
Jorge Alberto Alfaro Lara	Deputy General Director of Products	2005
Juan Ramón Jiménez Lorenzo	Executive Director of Internal Audit	2014
Juan Pedro Oechsle Bernos	Deputy General Director of Channels and Distribution	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources, Operations and Technology	2011
Didier Mena Campos	Chief Financial Officer	2016
Alejandro Diego Cecchi González	Deputy General Director of Clients	2016
Javier Alejandro Chávez Ruiz Breen	Executive Director of Innovation	2016
Carlos Hajj Aboumrad	Deputy General Director of Corporate Resources and Recoveries	2016

* Mr. Moreno Cantalejo retired from his position in the company on March 31, 2017 and Mr. Hidalgo Blazquez resigned from his position in the company on March 31, 2017, and neither of these individuals currently holds a position in the company. Effective as of April 2017, Mr. Ángel Rivera Congosto assumed the position of Vice-president of Retail and Commercial Banking.

Set forth below are the biographies of our executive officers that are not members of our Board of Directors.

Pedro José Moreno Cantalejo was an alternate member of our Board of Directors and a member of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda until April 28, 2017. He was appointed Banco Santander Mexico’s Vice President of Administration and Finance in October 2010. From 2006 to 2010, he acted as Banco Santander Mexico’s Deputy General Director of Finance. From 2004 to 2006, he acted as a member of the board of directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd. and Santander Consumer Bank (Poland), among others. During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Parent. From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Parent. In 1991, he joined the Santander Group, working in Grupo Hispamer Grupo Financiero holding various positions until 1998, when he became Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano. From 1991 to 1998 he also served as Director of Organizational Control and Systems for Mercedes Benz Leasing and Funding. Mr. Moreno Cantalejo started his career in the banking industry in 1985 as Chief of Administration at GESBICA Caja Postal de Ahorros — Madrid. He holds a degree in economic and business sciences from Universidad Autónoma de Madrid, a masters in management of financial entities from the Centro de Estudios Comerciales (CECO), and MBAs from the executive and senior executive programs from the Escuela de Negocios (ESDEN).

Francisco Javier Hidalgo Blázquez was an alternate member of our Board of Directors and a member or the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda until April 28, 2017. Mr. Hidalgo Blázquez was appointed Vice President of Retail Banking of Banco Santander Mexico in 2014. From 2013 to 2014 he served as Deputy General Director of Commercial and Individual Banking for Banco Santander Parent. From 2012 to 2013 he served as Executive Vice President of the Americas Division of Banco Santander Parent. From 2010 to 2012 he served as President and CEO of Grupo Financiero Santander Puerto Rico. From 2005 to 2013, Mr. Hidalgo Blázquez served as Deputy Director of Global Corporate Banking and the Commercial Division, Deputy Director of the Americas Division, Deputy General Manager of Global Banking and Markets Division, Deputy General Manager of the Retail Banking Division and Managing Director of Global Corporate Banking Division at both the regional and global levels, all for Banco Santander Parent. He also served as director in various areas of Banque Nationale de Paris from 1982 to 1991. He graduated in law from the Complutense University of Madrid and has an MBA from IESE, Barcelona.

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

Roberto d´Empaire Muskus was appointed Deputy General Director of Risk of Grupo Financiero Santander Mexico in 2014. He previously served as a director in various areas of the Global Risk Unit of Banco Santander Parent from 2006 to 2014. He serves as the Chairman of the Risk Committee for Retail Banking Business, and on the board of Banco Santander de Negocios de Colombia and the board of Banco Santander Panama. He was also Vice President of Banco Venezuela — Santander Group from 1998 to 2006. Mr. d’Empaire Muskus graduated with a degree in Economics from the Universidad Católica Andrés Bello in Venezuela and has an MBA from Cornell University.

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

Jorge Alberto Alfaro Lara has served as Deputy General Director of Products since 1996. Prior to joining the Santander Group, Mr. Alfaro Lara was the Executive Director of Banking Cards at Grupo Financiero Inverlat (México) from 1993 to 1996, and served on the boards of directors of Total System de México, S.A., Controladora Prosa, S.A. and Transunion de México, S.A. Mr. Alfaro Lara began his career as Vice President of Operations for American Express in 1986. He studied civil engineering at Texas A&M University and received his master’s degree in administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico.

Juan Ramón Jiménez Lorenzo has served as the Executive Director for Internal Audits at Grupo Financiero Santander Mexico since 2014. He was responsible for the Internal Audit Division in Banco Santander Río, S.A. (Argentina) from 2012 to 2014 after being the Director of the Credit, Operational and Regulatory Internal Audit Division in Banco Santander México from 2005 to 2012. He previously worked in the Internal Audit Division of Banco Santander Parent and Banesto, S.A. from 1996 to 2005. He began his career in Europcar, S.A. as an assistant in the Financial Department from 1993 to 1994. He holds a degree in business administration from Universidad CEU San Pablo (Madrid) and a doctor’s degree in public taxation from Universidad Complutense de Madrid.

Juan Pedro Oechsle Bernos was appointed Deputy General Director of Channels and Distribution Banking in 2011. He was previously a member of the board of directors of Seguros Santander. Between 2010 and 2011, Mr. Oechsle was Chief Executive Officer of the Banco Santander Hong Kong Branch. From 2003 to 2010, he had several managerial responsibilities in Banco Santander Mexico, including Executive Director for South and Southeastern regions, Executive Director of Business and Institutional Banking and Director of Corporate Banking. Prior to this he was responsible for structured transactions in Santander Brazil and led the Cost Efficiency Department in Santander Puerto Rico. Prior to joining Banco Santander, Mr. Oechsle worked for Citibank Corporate Banking and Banco Wiese in Peru. Mr. Oechsle holds a degree in business administration with a major in finance from the University of Texas at Austin and has completed graduate studies in banking and finance at Fundação Dom Cabral (Brazil).

Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources, Operations and Technology in 2013. He has also held the following positions at Banco Santander Mexico: Deputy General Director of Human Resources from 2011 to 2013; Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; and Executive Director of Corporate Resources from 2000 to 2007. Prior to that he held the following positions at Grupo Financiero Serfin: Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to 1996; and Subdirector of Company Banking in 1993. Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico), Account Executive in the Corporate Finance Division of Banamex from 1989 to 1990 and a Credit Analyst from 1986 to 1989. Mr. Mondragón Domínguez has a degree in finance from ITAM, a master’s degree in economics from the University of London (Queen Mary’s College) and a degree in Economics from ITAM.

Didier Mena Campos has been serving as Chief Financial Officer since 2016.  Prior to joining the Santander Group, Mr. Mena worked in several financial institutions such as: (i) Execution Finance, an investment bank boutique, where he was a Partner from 2014 to 2016, (ii) Navix, finance company focused on providing financing to companies in the Mexican energy sector, where he was CEO from 2014 to 2015, (iii) Credit Suisse, where his last responsibility was as Managing Director of the Financial Institutions Group for Latin America from 2010 to 2012 and from 2001 to 2008 (iv) Financiera Independencia, Mexican microfinance company, where he was Chief Financial Officer from 2008 to 2010, and (v) Grupo Financiero BBVA Bancomer from 1994 to 2000, where he had several responsibilities including the Assets and Liabilities Committee, participating in strategic transactions such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that Aetna had in Seguros, Afore, and Pensiones Bancomer, and the strategy of the branch network. Outside the financial sector, he worked in Oro Negro, Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer.  He studied economics at ITAM in Mexico City and received his master’s degree in business administration from Boston University.

Alejandro Diego Cecchi González has served as Deputy General Director of Clients since September 2016. Prior to this position, Mr. Cecchi acted as the Executive Director of the Individual Segment. As Mr. Cecchi has spent his entire career at Santander bank, he has had the opportunity to work in several countries including Uruguay, Spain and Mexico. In 1998, he was the head of corporate risk in Uruguay and then moved to México taking the position of Regional Branch Director in Coahuila and Chihuahua. In Spain, he spent four years directing SMEs for LATAM and in 2010 became the Executive Director of the SME sector in Mexico. He studied Economics at The National University of Uruguay and later study high management at IPADE.

Javier Alejandro Chávez Ruiz Breen has served as Executive Director of Innovation since June 2016. Prior to joining the Santander Group, Mr. Chávez Ruiz was VP and Mexico Country Manager of Yellowpepper, a Payment Fintech with presence all over Latam, from Dec 2010 to May 2015. Previous to Yellowpepper he was MD of Business Synergies Initiatives at Grupo BAL, one of de three largest Business Groups in Mexico. Mr. Chávez Ruiz collaborated with the Instituto Tecnológico Autónomo de México (ITAM) as Dean of the Business School. He has a vast consulting experience with both Mckinsey and A.T. Kearney. Mr. Chávez Ruiz holds a PhD in Business Economics from Anderson School of Management at UCLA, and an undergraduated degree in Actuarial Sciences from Universidad Anahuac. He received The National Actuarial Sciences Award from the President of Mexico. Mr. Chávez Ruiz published a book with Oxford University Press in collaboration with Mr. Helmut Maucher, CEO and President of the Board of Nestle Worldwide (2002). The book was distributed all over Latam and Spain.

Carlos Hajj Aboumrad has served as Deputy General Director of Corporate resources and Recoveries since July 2016, and he served as Executive Director since February 2016. Prior to joining the Santander Group, Mr. Hajj was the General Director of Constructora Hifedar, from 2016 to 2016, general Director of Grupo Comercial F.N., from 2013 to 2015. Mr. Hajj, began his career into Grupo Carso, as General Director of Sears de México, Dorians Tijuana, Argos Comunicación, Artes Graficas Unidas and galas de México from 1988 to 2012. He has served on the Boards of Director of Banco Inbursa, Arrendadora Inbursa, Sociedad financier Inbursa, Grupo carso, Grupo Sanborns, porcelanite, Artes Graficas Unidas, Sears Roebuck de Mexico and Sears Operadora México. He’s degree in Public accounting in the Universidad Autonoma de Mexico.

B.	Compensation

The aggregate amount of compensation and benefits to our executive officers during fiscal year 2016 was Ps. 401 million. For the same period, the independent directors who are members of our Board of Directors and the Audit Committee and the Corporate Practices, Nominating and Compensation Committee received an aggregate compensation of Ps. 13 million. Only independent directors receive compensation for their duties.

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

Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees. The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps. 265 million as of December 31, 2016. Our directors and executive officers are not entitled to benefits upon termination of employment.

Local Program

The Group's Board of Directors approved in October 2012 a share-based equity-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan was paid out annually over the first three years after the global public offering of 24.90% of the share capital, in September 2012.

Under this plan, eligible executive officers would receive a cash incentive that had to be used irrevocably to acquire shares of the Group at a price of Ps. 31.25 per share.

The incentive was linked to the achievement each year of two independent objectives related to the increase in the stock price of the Group and to the performance of the stock price against the IPC. If these objectives were fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective would determine the payment of up to 50% of the maximum amount of incentive for each year to the plan's eligible executive officers who continued as active officers of the Group at the time that each of the three plan payments is due.

The fair value of the plan was calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers was Ps. 396 million equivalent to 13,309,760 shares at a price of Ps. 31.25 per share.

During 2014 and 2015, the Group recognized in the consolidated income statement amounts of Ps. 159 million and Ps. 63 million, respectively, as services rendered by the eligible executive officers.

During September 2014, the objectives of this performance share plan were achieved at 97%, so the second payments of the cash incentive was proportionally made to the eligible executive officers.

Corporate performance shares plan linked to the performance 2014

During the Shareholders’ Meeting of Banco Santander Parent on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executive officers (the “Identified Staff” or “Supervised Group”).

The plan is denominated “Corporate performance shares plan 2014” and provides a variable compensation linked to the performance of the stock of Banco Santander Parent, as established in the Annual Shareholders’ Meeting of Banco Santander Parent. This multiannual performance plan is payable in shares of the Group with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary was established in early 2015 is dependent on Banco Santander Parent’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) based on Banco Santander Parent’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions. According to the number of eligible executive officers and the specifications of the plan, its fair value is Ps. 49 million.

During 2015 and 2016, the Group recognized Ps. 8 million and Ps. 16 million, respectively, in the consolidated income statement with respect to this plan.

Long-term compensation plan 2015

During September 2016, the Group began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander Parent. This plan is payable in shares of the Group in 2019. According to the number of eligible executive officers and the specifications of the plan, its fair value is Ps. 86 million.

During 2016, the Group recognized Ps. 10 million in the consolidated income statement with respect to this plan.

Bonus payment policies

As a result of an internal policy of Banco Santander Parent, approved in 2011, a portion of the annual variable compensation or bonus for the Identified Staff is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares of Banco Santander Parent, equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

From year 2013, the deferred and non-deferred portion payable in shares is paid in shares of the Group instead of shares of Banco Santander Parent.

In 2015 and 2016, the Group recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled in amounts of Ps. 166 and Ps. 106 million, respectively.

The bonus of the beneficiaries for financial years 2015 and 2016 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate payment percentage	Deferred percentage	Deferred period

Executive directors members of the Identified Staff whose total variable remuneration is ≥ 2.6	40%	60%	5 years
Executives directors members of the Identified Staff whose total variable remuneration is ≥ 1.7 (< 2.6)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2015 and 2016 will be paid as follows:

•         Each beneficiary will receive in 2016 and 2017, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

•         Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

•         After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

•         The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year following delivery of shares.

The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continued service of the beneficiary within the Group, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period before each delivery because of actions taken in prior periods:

•          Poor financial performance of the Group.

•          Violation by the beneficiary of internal regulations, particularly those relating to risks.

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

On each delivery of shares and cash, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the bonus, in both cases from the Initial Date through the corresponding date of payment of the shares and cash.

C.	Board Practices

Our directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors was elected at our general annual shareholders’ meeting on April 28, 2017 for a period of one year.

The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees, which report to the Board of Directors:

•	Audit Committee;

•	Corporate Practices, Nominating and Compensation Committee;

Additionally, the board of directors of Banco Santander Mexico has created the following committees, which report to their Board of Directors:

•	Comprehensive Risk Management Committee; and

•	Remuneration Committee.

Audit Committee

The purpose, composition, authority and responsibilities of our Audit Committee (Comité de Auditoría), which reports to our Board of Directors, derive from Mexican law and the rules of the NYSE applicable to private issuers. The principal functions of our Audit Committee are to (i) evaluate the performance of our external auditors, including the review and approval of their annual audit, (ii) review and approve financial statements, and recommend their approval to the Board of Directors, (iii) review our internal controls and inform the board of directors of any irregularities, (iv) review and advise the Board of Directors regarding the financial statements and other matters related to the audit, which includes opinions in respect of (a) whether accounting policies and criteria are adequate and sufficient, and (b) whether financial information fairly reflects our financial condition and results, and (v) ensure that related party transactions and transactions required to be approved by the Board of Directors or the shareholders are approved.

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

Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation. At least one of the members must have broad experience in the financial, auditing and/or internal control sectors. The executives or employees of Grupo Financiero Santander Mexico cannot be members of the Audit Committee. The Audit Committee must have at least three members and no more than five members, all of whom must be independent members of the Board of Directors, as determined in accordance with Article 37 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws.

Pursuant to Mexican law and our bylaws, the President of the Audit Committee is elected and removed at the general shareholders’ meeting. Such President cannot be the chairman of the Board of Directors. The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors. The Audit Committee’s members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

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

The Secretary of the Audit Committee is Fernando Borja Mujica and the Assistant Secretary of our Audit Committee is Rocío Erika Bulhosen Aracil.

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

The current members of our Corporate Practices, Nominating and Compensation Committee are:

Members	Position
Antonio Purón Mier y Terán	Member (Independent Director) and President
Fernando Ruiz Sahagún	Member (Independent Director)
José Eduardo Carredano Fernández	Member (Independent Director)
Jesús Federico Reyes Heroles González Garza	Member (Independent Director)
Alberto Torrado Martínez	Member (Independent Director)

The Secretary of the Corporate Practices Committee is Fernando Borja Mujica and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Rocío Erika Bulhosen Aracil.

The Corporate Practices, Nominating and Compensation Committee must include at least three members of the Board of Directors, which may be acting members or alternate members, all of whom must be independent, as determined in accordance with Article 37 of the Mexican Financial Groups Law, Article 25 of the Mexican Securities Market Law and our bylaws. Pursuant to Mexican law and our bylaws, the President of the Corporate Practices Committee is elected and removed by the general shareholders’ meeting. Such President cannot be the Chairman of the Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation. The Corporate Practices Committee’s members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

Comprehensive Risk Management Committee

Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law. This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors. In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Organizational Structure” for additional information about the committee’s activities. The members of the Comprehensive Risk Management Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Roberto d’Empaire Muskus	Deputy General Director of Credit
Didier Mena Campos*	Chief Financial Officer
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Jorge Arturo Arce Gama*	Deputy General Director of Global Banking & Markets Mexico
Rodrigo Brand de Lara*	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO
Fernando Borja Mujica*	Deputy General Legal Director
Emilio de Eusebio Saiz*	Deputy General Director of Intervention and Control Management

* No voting rights.

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

The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Marcos Alejandro Martínez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Roberto d’Empaire Muskus	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo	Executive General Director of Internal Audit

The Secretary of the Remuneration Committee is Fernando Borja Mujica, and the Assistant Secretary is Rocío Erika Bulhosen Aracil.

The members of the Remuneration Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

D.	Employees

As of December 31, 2016, on a consolidated basis we had 16,976 employees, a 1% decrease since December 31, 2015. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 3,715, or 22%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2016. We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law. In 2014, the collective bargaining agreement relating to salaries was renewed, in 2015, the collective bargaining agreement relating to both salaries and benefits was renewed, and in 2016 the collective bargaining agreement relating to salaries was renewed. Our collective bargaining agreement applies only to our unionized employees. While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2014, 2015 and 2016.

	As of December 31,
Employees	2014	2015	2016
Executives	113	117	103
Professionals	6,669	7,097	7,113
Administrative	9,645	9,994	9,760
Total	16,427	17,208	16,976

E.	Share Ownership

The following table provides the names of our directors and executive officers, indicating who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Marcos Martínez Gavica	639,006	(1)	(1)
Héctor Blas Grisi Checa	219,435	—	—
Rodrigo Brand de Lara	92,619	(1)	(1)
Francisco Javier Hidalgo Blazquez*	287,913	(1)	(1)
Pedro José Moreno Cantalejo*	295,601	(1)	(1)
Fernando Borja Mujica	86,831	(1)	(1)
Guillermo Güemez García	—	—	—
Joaquín Vargas Guajardo	—	—	—
Juan Gallardo Thurlow	—	—	—
Vittorio Corbo Lioi	—	—	—
Eduardo Carredano Fernández	—	—	—
Jesús Federico Reyes Heroles González Garza	—	—	—
Fernando Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	16,660	(1)	(1)
Gina Lorenza Diez Barroso Azcárraga	—	—	—
Enrique Krauze Kleinbort	—	—	—
Antonio Purón Mier y Terán	—	—	—
Rodrigo Echenique Gordillo	—	—	—
Angel Rivera Congosto	—	—	—
Guillermo Vogel Hinojosa	—	—	—
Emilio de Eusebio Saiz	48,112	(1)	(1)
Juan Ramón Jimenez Lorenzo	27,028	(1)	(1)
Jorge Arce Gama	—	—	—
Roberto d’Empaire Muskus	37,269	(1)	(1)
Juan Pedro Oechsle Bernos	64,126	(1)	(1)
Jorge Alberto Alfaro Lara	252,416	(1)	(1)
Pablo Fernando Quesada Gómez	66,736	(1)	(1)
Enrique Luis Mondragón Domínguez	56,526	(1)	(1)
Didier Mena Campos	—	—	—
Javier Chávez Ruiz	—	—	—
Alejandro Cecchi González	6,848	(1)	(1)
Carlos Hajj Aboumrad	32,489	(1)	(1)

(1)	Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

*	Mr. Moreno Cantalejo retired from his position as officer of the company on March 31, 2017 and Mr. Hidalgo Blazquez resigned from his position as officer of the company on March 31, 2017. Since April 28, 2017 Messrs. Cantalejo and Blazquez are no longer members of the Board of Directors of the company. Neither of these individuals currently holds a position in the company.

Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a subsidiary of Banco Santander Parent. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2016, based on publicly available annual reports. The Santander Group had a gross margin of U.S.$43,853 million, CET1 fully loaded capital ratio of 10.55% and a market capitalization of U.S.$72,314 million as of December 31, 2016, and net income attributable to shareholders of U.S.$6,204 million in 2016. As of December 31, 2016, the Santander Group had 12,235 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of the date of this annual report on Form 20-F, Banco Santander Parent directly owns approximately 74.97% of our total capital stock. Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems. In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Parent, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Banco Santander Parent is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.

The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Parent (1)	1,623,491,117	48.87%	3,464,309,145	100.00%	74.97%
Carmignac Gestión(2)	103,770,135	3.12%	0	0.00%	1.53%
Minority shareholders	1,594,824,516	48.01%	0	0.00%	23.50%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

(1)	The address of Banco Santander Parent is Paseo de Pereda 9-12, Santander, Spain. Banco Santander Parent, directly, is the beneficial owner of 74.97% of our total capital stock.

(2)	Carmignac Gestion filed with the SEC a Schedule 13G dated February 7, 2017. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 103,770,135 series B shares and sole dispositive power with respect to 103,770,135 series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

According to our depository bank, as of December 31, 2016, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2016, there were a total of 149 ADR holders of record and 204,913,934 ADRs outstanding, representing 1,024,569,670 Series B shares or 30.84% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

In October 2012, we completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. Our ADSs began to trade on the NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange under the symbol “SANMEX.” We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering. The selling shareholders, Banco Santander Parent and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

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

On May 12, 2016 Banco Santander Parent acquired 1,609,062,685 Series “B” shares which were owned by Santusa Holding, S.L., representative of the 23.71% of the share capital of Grupo Financiero Santander Mexico.

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

As of December 31, 2016, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps. 63,420 million (U.S.$ 3,076 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) and Santander Vivienda for Ps. 45,308 million (U.S.$ 2,197 million), Ps. 15,355 million (U.S.$ 745 million) and Ps. 2,757 million (U.S.$ 134 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors. According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 99.6% of the loans granted to related parties have a credit quality of A1 and 0.04% have a credit quality of B1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps. 0.6 million, Ps. 0.3 million and Ps. 0.2 million as of December 31, 2014, December 31, 2015 and December 31, 2016, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps. 69.7 million, Ps. 51.8 million and Ps. 31 million as of December 31, 2014, December 31, 2015, and December 31, 2016, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2014, December 31, 2015 and December 31, 2016, 87%, 94%

and 69% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•	The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2016 was 4.26%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2016
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding		Total amount outstanding
	(Millions of pesos)
Officer 1	Ps.	-	Ps.	-	Ps.	1.0	Ps.	1.0	Ps.	1.0
Officer 2		8.5		2.8		1.0		0.9		3.7
Officer 3		3.4		2.2		0.2		0.1		2.3
Officer 4		-		-		1.0		0.5		0.5
Officer 5		2.5		2.2		-		-		2.2
Officer 6		3.9		3.8		-		-		3.8
Officer 7		6.0		5.3		-		-		5.3
Officer 8		2.2		2.2		1.0		0.7		2.9
Total	Ps.	26.5	Ps.	18.5	Ps.	4.2	Ps.	3.2	Ps.	21.7

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2016.

(2)	Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2016.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

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

Other affiliate transactions.

On December 29, 2016, we issued perpetual subordinated non preferred contingent convertible additional Tier 1 Notes in an aggregate principal amount of U.S.$ 500,000,000, at an issue price of 100%, with no fixed maturity or fixed redemption date, and at an interest rate equal to 8.500% per annum. Banco Santander Parent purchased U.S.$ 441,095,000 aggregate principal amount of the Tier 1 Notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities Outstanding—The Additional Tier 1 Capital Notes”.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2014, 2015 and 2016:

	As of
	December 31, 2014				December 31, 2015				December 31, 2016
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	2,341		––	Ps.	4,800		––	Ps.	208		—
Others										—		1
Loans and advances to customers(1)
Banco Santander, S.A		—		—		—		—		1
Produban Servicios Informáticos Generales, S.L.		––	Ps.	1,413		––	Ps.	1,395		—	Ps.	1,154
Santander Capital Structuring, S.A. de C.V.		––		1,245		––		125		—		—
Grupo Konectanet México, S.A. de C.V.		—		15		––		15		—		—
Banco Santander Rio, S.A.		—		23		—		—		—		223
Key management personnel		—		—		—		—		—		1,471
Trading derivatives
Banco Santander, S.A.		27,256		—		38,304		—		90,418		—
Banco Santander (Brasil), S.A.		—		—		—		169		—		—
Abbey National Treasury Services plc		––		828		—		1,668				2,352

	As of
	December 31, 2014		December 31, 2015		December 31, 2016
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Other	––	5	—	5	—	2
Other intangible assets
Isban México, S.A. de C.V.	––	1,593	––	2,155	––	2,364
Produban Servicios Informáticos Generales, S.L.	––	300	––	535	––	478
Ingeniería de Software Bancario, S.L..	––	125	––	171	––	412
Santander Back-Offices Globales Mayoristas, S.A.	––	11	––	27	––	74
Isban Brasil S.A..	––	11	––	12	––	11
OTHER ASSETS
Banco Santander, S.A.	1,266	––	303	––	72	––
Santander Issuances, S.A. .	––	––	––	245	––	251
Zurich Santander Seguros México, S.A.	––	747	—	824		976
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión	––	122	––	144	—	171
Other	—	88	––	13	—	5
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.	28,340	––	37,214	––	58,537	—
Banco Santander International	—	—	––	––	—	64
Abbey National Treasury Services plc	—	426	––	671	—	1,659
Other	—	21	––	46	—	2
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Deposits from credit institutions – Repurchase agreements
Banco Santander, S.A.	1,525	—	—	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.	249	––	222	––	308	—
Banco Santander International	—	347	—	—	—	—
Zurich Santander Seguros México, S.A.	—	425	—	—	—	—
Abbey National Treasury Services plc.	—	419	—	—	—	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	—	—	—	—	18
Santander Capital Structuring, S.A. de C.V.	—	—	—	217	—	—
Other	—	77	—	57	—	49
Customer deposits
Banco Santander, S.A.	—	—	1,346	—	32,901	—
Abbey National Treasury Services plc	—	—	—	1,005	—	683
Isban México, S.A. de C.V.	—	837	—	856	—	653

	As of
	December 31, 2014		December 31, 2015		December 31, 2016
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Santander Global Facilities, S.A. de C.V.	—	—	—	322	—	426
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	180	—	153
Produban Servicios Informáticos Generales, S.L.	—	119	—	101	—	—
Santander Capital Structuring	—	117	—	—	—	—
Promociones y Servicios Santiago, S.A. de C.V.	––	1,790	––	—	—	—
Promociones y Servicios Monterrey, S.A. de C.V.	––	134	––	—	—	—
Grupo Alcanza	—	—	—	—	—	138
Other (*)	––	82	––	85	—	1,092
Marketable Debt Securities
Banco Santander, S.A.	727	—	850	—	1,016	—
Other	—	—	—	—	—	28
Subordinated debentures
Banco Santander, S.A.	14,630	—	18,440	—	31,756	—
Other financial liabilities
Banco Santander, S.A.	709	—	6,684	—	3	—
Santander Investment Securities Inc.	—	—	—	—	—	48
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	45
Other	—	—	—	15	—	43
OTHER LIABILITIES
Banco Santander, S.A.	1,387	—	728	—	1,733	—
Produban Servicios Informáticos Generales, S.L.	—	—	—	300	—	352
Isban México, S.A. de C.V.	—	—	—	128	—	188
Other	—	38	—	52		47

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

(*) As of December 31, 2016, includes Ps. 822 million related to key management personnel transactions.

The following table set forth our income and expense from related parties for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014				2015				2016
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	4	Ps.	––	Ps.	5	Ps.	—	Ps.	5	Ps.	—
Produban Servicios Informáticos Generales, S.L.		—		38		—		45		—		52
Santander Capital Structuring, S.A. de C.V.		—		83		—		22		—		—

	For the year ended December 31,
	2014		2015		2016
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Other	––	1	––	1	—	2
Interest expenses and similar charges
Banco Santander, S.A.	832	—	1,026	—	1,275
Isban México, S.A. de C.V.	—	16	—	12	—	24
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	—	—	9
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	11
Other	—	9	—	10	—	9
Fee and commission income
Banco Santander, S.A.	—	—	171	—	6	—
Zurich Santander Seguros México, S.A.	—	3,739	—	3,929	—	4,165
Santander Capital Structuring, S.A. de C.V.	—	38	—	—	—	—
Santander Investment Securities Inc	—	8	—	7	—	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión.	—	1,353	—	1,363	—	1,647
Other	––	9	––	4	—	16
Fee and commission expense
Banco Santander, S.A. (Spain)	––	––	1	––	19	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión	—	—	—	—	—	52
Santander Investment Securities Inc	—	—	—	—	—	62
Santander Global Facilities, S.A. de C.V.	––	––	––	131	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	––	––	––	92	—	—
Other	—	—	—	—	—	11
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Banco Santander, S.A.	(1,641)	—	813	—	24,211	—
Santander Benelux, S.A., N.V.	—	(233)	—	—	—	—
Abbey National Treasury Services plc	—	117	—	622	—	(280)
Other	—	13	—	(194)	—	(45)
Other operating income
Santander Global Facilities, S.A. de C.V.	—	—	—	62	—	52
Other	—	—	—	12	—	11
Administrative expenses
Produban Servicios Informáticos Generales, S.L.	—	1,546	—	1,377	—	1,663

	For the year ended December 31,
	2014		2015		2016
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Isban México, S.A. de C.V.	—	125	—	92	—	178
Santander Global Facilities, S.A. de C.V.	—	159	—	259	—	206
Ingeniería de Software Bancario, S.L.	—	106	—	110	—	151
Gesban México Servicios Administrativos	—	—	—	—	—	52
Aquanima México, S. de R.L. de C.V.	—	45	—	47	—	43
Geoban, S.A.	—	79	—	76	—	78
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	—	—	110
Other	—	79	—	131	—	75
Sales of loans previously charged off
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	––	226	––	—	—	—

C.	Interests of Experts and Counsel

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

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2016, we have recognized Ps. 1,394 million (U.S.$ 68 million) as provisions for these legal actions (including tax-related litigation). See Note 24.b of our audited financial statements. These provisions are presented under the “Different creditors and other Payables” line item in our audited financial statements.

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

Dividends and Dividend Policy

On December 29, 2014, we paid a dividend of Ps. 3,473 million, equal to Ps. 0.51 per share. On May 29, 2015, we paid a dividend in an aggregate amount of Ps. 3,534 million equivalent to Ps. 0.52 per share. On December 22, 2015 we paid a dividend in an aggregate amount of Ps. 3,226 million equivalent to Ps. 0.48 per share. On May 27, 2016, we paid a dividend of Ps. 3,844 million, equal to Ps. 0.57 per share. On December 30, 2016, we paid a dividend of Ps. 13,624 million, equal to Ps. 2.01 per share.

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

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2016, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps. 386 million in legal reserves compared to paid-in capital of Ps. 25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs are currently traded on the NYSE, under the symbol “BSMX.” Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol “SANMEX.” There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Mexican offering in September 2012. Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)				Average daily trading volume of Series B shares
	High		Low		High		Low
Year
2016	Ps.	36.30	Ps.	26.18	U.S.$	8.80	U.S.$	6.35	3,956,191
2015		34.84		24.52		10.10		7.11	3,732,166
2014		39.16		27.34		13.28		9.27	3,907,283
2013		45.15		33.99		17.25		12.99	5,006,472
2012		42.47		14.00		16.38		5.40	3,055,860
Quarter
Second Quarter 2017 (through April 27)		35.88		32.85		9.41		8.61	2,594,530
First Quarter 2017		34.29		29.49		9.12		7.84	4,446,749
Fourth Quarter 2016		35.03		28.15		8.49		6.83	4,566,426
Third Quarter 2016		36.30		33.36		9.37		8.61	3,426,473
Second Quarter 2016		34.85		29.42		9.44		7.97	3,885,436
First Quarter 2016		31.66		26.18		9.18		7.59	3,976,128
Fourth Quarter 2015		32.77		24.71		9.50		7.16	4,198,426
Third Quarter 2015		29.86		24.52		8.83		7.25	3,324,046
Second Quarter 2015		34.40		27.58		10.97		8.79	4,148,561
First Quarter 2015		34.84		27.94		11.41		9.15	3,262,279
Month
April 2017 (through April 27)		35.88		32.85		9.41		8.61	2,594,530
March 2017		34.29		29.83		9.12		7.94	4,111,358
February 2017		30.55		29.49		7.64		7.37	4,512,286
January 2017		32.06		29.51		7.71		7.10	4,725,541
December 2016		31.68		28.15		7.68		6.83	3,963,630
November 2016		34.05		28.87		8.30		7.04	6,354,167
October 2016		35.03		33.23		9.27		8.80	3,466,611

Source: Bloomberg.

(1)	Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

On March 31, 2017, the closing price for our Series B shares on the Mexican Stock Exchange was Ps. 33.86 per share, or U.S.$ 9.01 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps. 18.7955 per U.S.$ 1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The trading volume index (índice de bursatilidad) of our Series B shares was 8.799 as of March 31, 2017, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—C. Markets—The Mexican Securities Market.” We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the NYSE.

	U.S. equivalent per ADS(1)
	High		Low
Year
2016	U.S.$	10.01	U.S.$	6.75
2015		11.71		7.13
2014		15.06		9.43
2013		17.79		13.07
2012 (since September 26, 2012)		16.77		12.91
Quarter
Second Quarter 2017 (through April 27)		9.50		8.75
First Quarter 2017		9.19		6.92
Fourth Quarter 2016		9.26		6.75
Third Quarter 2016		10.01		8.42
Second Quarter 2016		9.58		8.16
First Quarter 2016		9.11		6.86
Fourth Quarter 2015		9.81		7.27
Third Quarter 2015		9.46		7.13
Second Quarter 2015		11.54		8.87
First Quarter 2015		11.71		9.43
Month
April 2017 (through April 27)		9.50		8.75
March 2017		9.19		7.48
February 2017		7.63		7.16
January 2017		7.51		6.92
December 2016		7.83		6.75
November 2016		9.23		7.00
October 2016		9.26		8.75

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We cannot predict the liquidity of the Mexican Stock Exchange. If the trading volume of our Series B shares in such market is such that fewer than 100 unrelated investors hold our Series B shares or less than 12% of our aggregate outstanding shares are held by the public, our Series B shares could be delisted from the Mexican Stock Exchange or deregistered from the RNV.

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

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

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

We are currently organized as a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) under the laws of Mexico. We were organized as a holding company of a financial group on November 14, 1991, and became a publicly listed company on December 11, 1991. A copy of our bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this annual report on Form 20-F. Our corporate domicile is Mexico City, and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Ciudad de México, Mexico. Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares. Series F shares may only be owned by a foreign financial institution, except if such shares are transferred as collateral or in property to the IPAB, and must represent at all times at least 51% of our issued and outstanding capital stock. Series F shares may only be transferred with the prior approval of the SHCP. Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Ownership Restrictions; Foreign Financial Affiliates.” Series B shares may only represent up to 49% of our issued and outstanding capital stock. Our Series B shares are registered with the RNV and have been listed on the Mexican Stock Exchange since December 11, 1991.

Since we are a variable stock corporation, our capital stock must have a fixed portion and may have a variable portion, represented both by Series F and Series B shares. Our bylaws set forth that the variable portion of our capital stock may not exceed ten times the amount of the fixed portion thereof.

As of the date of this annual report on Form 20-F, our capital stock consists of 6,786,394,913 shares, represented by 3,322,085,768 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps. 3.780782962 each.

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

Registration and Transfer of Shares

Our Series B shares are registered with the RNV maintained by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

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

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;

•	elect directors;

•	appoint the members of the Audit Committee, the Corporate Practices Committee and any other special committees that may be created and determine their respective compensation;

•	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;

•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);

•	determine the maximum amount of funds allocated to share repurchases; and

•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital stock;

•	any change in our corporate purpose or nationality;

•	any merger, spin-off or transformation into another type of company;

•	any issuance of preferred stock;

•	the redemption of shares with retained earnings;

•	any amendment to our bylaws;

•	any amendment to our Statutory Responsibilities Agreement;

•	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems); or

•	the issuance of treasury shares for its further issuance in the stock markets.

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

The attendance quorum for a general ordinary shareholders’ meeting will be 51% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting. The attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 51% of the capital stock must be represented. In either case, resolutions must be taken by the vote of at least 51% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the RNV or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

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

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected). Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after holding a hearing with us and the affected director. Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or non-profit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first-level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

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

On April 25, 2014, at an ordinary general shareholders’ meeting, our shareholders approved, among other things, the creation of a fund out of accumulated reserves for the repurchase of our shares in an amount up to Ps. 1,500 million.

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

C.	Material Contracts

None.

D.	Exchange Controls

None.

E.	Taxation

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

For purposes of Mexican taxation:

•	an individual is a resident of Mexico for tax purposes, if such individual has established his or her place of residence in Mexico or, if such individual has also established a place of residence outside Mexico, if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico. This will be deemed to occur if (i) at least 50.0% of his or her aggregate annual income derives from Mexican sources, or (ii) the main center of his or her professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

•	unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico for tax purposes if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and

•	a legal entity is a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico.

Non-residents of Mexico (whether individuals or corporate entities) who are deemed to have a permanent establishment in Mexico for tax purposes shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares are subject to withholding tax, as follows:

a)	Non-Mexican holders who receive any dividends or profits that were generated as from 2014 must pay a 10% additional tax through a withholding made by the financial intermediary.

b)	Tax treaties could limit or reduce the withholding rate to the extent all requisites set forth in the Mexican Income Tax Law and the applicable tax treaty are met. The non-Mexican holders could possibly claim a tax credit for tax withheld if allowed by the domestic law of the recipient’s country of residence.

c)	Profits earned until 2013, and supported with the net after-tax profit account 2013 (CUFIN for its Spanish acronym), would not be subject to 10% withholding tax.

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

Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty may be exempt from Mexican income tax gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried out through the Mexican Stock Exchange or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

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

Taxation of Distributions

Distributions paid on ADSs or Series B shares, other than certain pro rata distributions of Series B shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders (including individuals) may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2016. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management. For further information on market risk and risk management, see Note 47 of our audited financial statements included elsewhere in this annual report on Form 20-F.

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

We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (primarily interest rate and foreign exchange risk) and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and clearinghouses, such as the Mexican Derivatives Exchange. Our principal derivative instruments include foreign exchange forwards, cross-currency swaps and interest rate swaps. We also use derivatives in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity.

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

Trading Portfolios

To measure risks using a comprehensive approach, we follow the VaR method, which is defined as the statistical estimate of the potential loss of value of a specific position in a specific period of time and with a specific level of confidence. VaR is a universal measure of the exposure levels of the various risk portfolios. It helps compare the risk levels among different instruments and markets by expressing the exposure level of each portfolio through a unique figure in economic units.

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

For further information about our methodologies, see Note 47 of our audited financial statements.

The table below presents our portfolios as of December 31, 2015 and 2016:

	At December 31,
	2015			2016
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	69,725.05	0.07%	Ps.	131,604.15	0.12%
Market Making		58,240.89	0.06%		100,536.30	0.09%
Proprietary Trading		21,726.44	0.02%		36,656.12	0.03%
Risk factor
Interest Rate		59,867.56	0.06%		121,433.30	0.11%
Foreign Exchange		4,295.92	0.00%		31,412.41	0.03%
Equity		5,464.94	0.01%		1,697.48	0.00%

The average VaR (based on month-end amounts) in 2016 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	77,917.00	0.07%
Market Making		53,314.99	0.05%
Proprietary Trading		37,091.46	0.03%
Risk factor
Interest Rate		73,340.14	0.07%
Foreign Exchange		16,916.62	0.02%
Equity		2,691.28	0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2016, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows that daily VaR during 2016 remained at levels below the limit of U.S.$ 14 million (approximately Ps. 230 million).

In 2016, the average daily VaR of the Group’s market trading operations was Ps. 76 million, as compared to Ps. 71 million in 2015. In 2016, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2016. At the end of December 2016, VaR was Ps. 132 million.

During the first semester of 2016, the average daily VaR was Ps. 73 million and during the second semester the average daily VaR was Ps. 79 million. VaR remained at levels between Ps. 48 million and Ps. 189 million, in the second semester, as a result of interest rate increase expectations.

The histogram below compares the distribution of risk in terms of daily VaR between 2015 and 2016. In 2015, the levels of VaR remained between Ps. 46 million and Ps. 120 million on 96% of the days for which they were calculated. Higher values (greater than Ps. 120 million) represented 4% of the period. In 2016, the levels of VaR remained between Ps. 48 million and Ps. 135 million on 95.2% of the days for which they were calculated. Higher values (greater than Ps. 135 million) represented 4.8% of the period.

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

The following table displays the possible gains (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2016	Ps.	(14)	Ps.	(25)	Ps.	(6)	Ps.	(15)
2015		1		(9)		(19)		(6)
2014		(24)		(71)		(57)		(10)
2013		(104)		(35)		7		(37)
2012		(84)		(92)		(27)		(79)

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2016	Ps.	59	Ps.	56	Ps.	431	Ps.	779
2015		(204)		188		(284)		(168)
2014		(924)		(859)		(761)		(26)
2013		(755)		(612)		(451)		(930)
2012		(1,362)		(811)		(521)		(493)

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2016	Ps.	357	Ps.	354	Ps.	1,216	Ps.	1,984
2015		(278)		648		(343)		(149)
2014		(2, 953)		(2,240)		(2,436)		(347)
2013		(2,137)		(1,646)		(1,160)		(2,462)
2012		(2,830)		(1,530)		(1,173)		(1,443)

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

The NIM is the difference between the return on assets and the financial cost of financial liabilities in the banking book in a one-year period. We monitor the exposure of NIM to changes in interest rates by measuring the 1% NIM sensitivity, which is an estimate of the impact on NIM, in a one-year period, from a parallel movement of 100 basis points in market interest rates. The impact on NIM from changes in interest rates is reflected in profit and loss accounts and balance sheet quality.

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

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, 1% MVE sensitivity, (Ps. 5,300 million in local currency and U.S.$ 35 million in foreign currency) and net financial income, 1% NIM sensitivity (Ps. 1,500 million in local currency and U.S.$ 20 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

Although the limit consumption metrics are complementary, they are not directly correlated. A change in interest rates has opposite directional impacts on market consumption levels of these metrics, but the amount of the impact may differ. For this reason, the consumption of limits could be similar. Although having similar limit consumption on both measures does not necessarily imply that interest rate risk management is optimized or balanced, setting limits on both sensitivities does help ensure that management does not create interest rate exposure which could compromise the MVE or NIM.

The following chart shows our NIM and MVE limit consumption for 2014 to 2016 at year-end as well as for each month in 2016.

NIM
MVE
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
83%
67%
46%
59%
60%
67%
60%
65%
53%
68%
54%
65%
43%
53%
53%
54%
49%
54%
67%
49%
66%
46%
65%
48%
71%
45%
48%
43%
Y/E 2014
Y/E 2015
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16

In 2016, 1% MVE sensitivity remained stable with a maximum of 68% in March and a minimum of 43% in December. While 1% NIM sensitivity had a maximum of 71% in November and a minimum of 43% in May, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	146,888	Ps.	105,618	Ps.	203	Ps.	104	Ps.	11	Ps.	44	Ps.	32	Ps.	-	Ps.	40.875
Loans		726,970		101,456		66,968		62,331		89,124		197,517		86,378		136,294		(13,098)
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		354		-		-		-		-		-		-		-		354
Securities		332,319		292,747		-		1		1		11,511		-		-		28,059
Permanent		5,546		-		-		-		-		-		-		-		5,546
Other Balance Sheet Assets		86,018		-		-		-		-		-		-		-		86,018
Total Balance Sheet Assets		1,298,095		499,821		67,172		62,435		89,135		209,073		86,411		136,294		147,754
Money Market		(206,098)		(174,539)		(4,422)		(843)		(19,478)		(1,283)		(2,962)		-		(2,572)
Deposits		(551,434)		(178,507)		(57,959)		(152)		(21,456)		(293,359)		-		-		-
Trade Finance		(308)		-		-		-		-		-		-		-		(308)
Intragroup		-		-		-		-		-		-		-		-		-
Long-Term Funding		(183,836)		(18,763)		(9,768)		(17,961)		(16,871)		(68,882)		(14,768)		(36,823)		-
Equity		(106,374)		-		-		-		-		-		-		-		(106,374)
Other Balance Sheet Liabilities		(115,845)		-		-		-		-		-		-		-		(115,845)
Total Balance Sheet Liabilities		(1,163,895)		(371,809)		(72,149)		(18,956)		(57,805)		(363,524)		(17,731)		(36,823)		(225,099)
Total Balance Sheet Gap		134,200		128,012		(4,977)		43,479		31,330		(154,451)		68,680		99,471		(77,345)
Total Off-Balance Sheet Gap		2,114		180,569		4,441		735		(2,105)		7,781		(3,155)		1,476		(187,628)
Total Structural Gap				308,581		(536)		44,214		29,225		(146,671)		65,525		100,947		(264,972)
Accumulated Gap				308,581		308,044		352,258		381,484		234,813		300,338		401,285		136,313

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2016. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	146,875	Ps.	385,12	Ps.	203	Ps.	104	Ps.	11	Ps.	44	Ps.	32	Ps.	-	Ps.	107,969
Loans		648,217		349,207		45,953		42,393		36,683		82,240		37,343		67,496		(13,098)
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		354		-		-		-		-		-		-		-		354
Securities		358,541		47,627		11,459		5,644		2,429		84,511		7,478		25,538		173,855
Permanent		5,546		-		-		-		-		-		-		-		5,546
Other Balance Sheet Assets		86,018		-		-		-		-		-		-		-		86,018
Total Balance Sheet Assets		1,245,551		435,346		57,614		48,140		39,123		166,795		44,854		93,034		360,644
Money Market		(205,383)		(44,563)		(22,863)		(2,376)		-		-		-		-		(135,582)
Deposits		(551,434)		(239,882)		(12,276)		(2,825)		(31,727)		(264,724)		-		-		-
Trade Finance		(308)		-		-		-		-		-		-		-		(308)
Intragroup		-		-		-		-		-		-		-		-		-
Long-Term Funding		(179,646)		(62,850)		(1,066)		(4,075)		(2,688)		(35,443)		(7,276)		(36,595)		(29,652)
Equity		(106,374)		-		-		-		-		-		-		-		(106,374)
Other Balance Sheet Liabilities		(115,845)		-		-		-		-		-		-		-		(115,845)
Total Balance Sheet Liabilities		(1,158,990)		(347,295)		(36,205)		(9,275)		(34,415)		(300,168)		(7,276)		(36,595)		(387,760)
Total Balance Sheet Gap		86,561		88,051		21,409		38,865		4,708		(133,373)		37,578		56,439		(27,116)
Total Off-Balance Sheet Gap		(7,996)		9,154		4,709		(5,052)		(1,266)		6,105		(3,795)		(11,070)		(6,780)
Total Structural Gap				97,205		26,118		33,813		3,443		(127,268)		33,782		45,368		(33,897)
Accumulated Gap				97,205		123,323		157,136		160,579		33,311		67,093		112,462		78,565

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
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:    Interest Rate Sensitivity    Net Interest Margin (NIM)
Market Value of Equity     (MVE)

For further information about the market risk limits established for our trading and banking books, see Note 47 of our audited financial statements.

Liquidity Risk

Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2016, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

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

In the case of loans to which we apply individual treatment, we have a solvency classification or “rating” system that calculates the probability of non-performance, which enables us to measure the risk associated with each customer from the start of the respective transaction. The customer valuation obtained after analyzing the relevant risk factors in different areas is subsequently adjusted based on the specific characteristics of the transaction (such as guarantee or term).

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

Recovery

Risks that we classify as past due loans based on non-compliance with the relevant payment schedule are assigned to our Recovery Units. Our Recovery Units are fundamental to our management of past due loans and are intended to minimize the final losses we incur. The Recovery Unit performs specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued. We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 74%. This percentage is calculated based on the peso amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. See Note 12.e of our audited financial statements.

With respect to revolving SME loans, restructuring consists of eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 66% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 54%. Six months after restructuring, approximately 39% of consumer loans are current in terms of repayment.

The following table shows the average during the last 72 months (renegotiation vintages from January 2012 to December 2016) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or charged off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	31%	40%	45%
Non-performing at the time of the renegotiation	61%	56%	53%
Total Consumer Loans	33%	42%	46%
Commercial Loans(2)
Performing at the time of the renegotiation	24%	24%	24%
Non-performing at the time of the renegotiation	41%	32%	26%
Total Commercial Loans	28%	26%	24%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2012 to December 2016 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	69%	60%	55%
Non-performing at the time of the renegotiation	39%	44%	47%
Total Consumer Loans	67%	58%	54%
Commercial Loans(2)
Performing at the time of the renegotiation	76%	76%	76%
Non-performing at the time of the renegotiation	59%	68%	74%
Total Commercial Loans	72%	74%	76%

(1)	Includes credit card and consumer loans.

(2)	Includes business installment and SME loans.

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2015 vintage and 2016 vintage performance as of December 31, 2016, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2015				For the year ended 12/31/2016
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	2,951	-	1,417	4,368	2,462	-	1,013	3,475
Mortgages	-	-	-	-	-	-	-	-
Consumer	1,192	-	253	1,455	1,298	-	245	1,543
Total	4,143	-	1,670	5,813	3,759	-	1,258	5,018

NPLs and charge offs	at December 31, 2016 (18 months)*				at December 31, 2016 (12 months)
Commercial	30%	-	21%	26%	-	-	-	-
Consumer	22%	-	32%	24%	-	-	-	-
Total	26%	-	23%	25%	-	-	-	-

Success Rate	at December 31, 2016 (18 months)*				at December 31, 2016 (12 months)
Commercial	70%	-	79%	75%	-	-	-	-
Consumer	78%	-	68%	76%	-	-	-	-
Total	74%	-	77%	75%	-	-	-	-

* From 12 to 24 months of performance at December 31, 2015 (18 months on average)

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

Renegotiated loans have decreased from 2.0% of the total consumer loan portfolio as of December 31, 2015, to 1.9% as of December 31, 2016. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2015, and December 31, 2016, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2015*	2.0%
Collections/repayments on renegotiated loans	0.9%
Charge-offs	0.4%
Increase in consumer loan portfolio	0.0%
New renegotiations	1.2%
Renegotiated Loans at December 31, 2016	1.9%

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

We use the Interactive Risk Integrated System, or IRIS, system to ascertain the line of credit available with any counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines. REC is a measure that estimates the potential loss if the counterparty ceases payment. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). Furthermore, the Gross Equivalent Credit Risk incorporates the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The Gross REC considers definitions described above, without considering mitigating by netting or by mitigating collateral.

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

To control these risks, the Financial Risk Senior Management, comprised of the Counterparty and Market Credit Risk Area, supervises on a daily basis our compliance with the counterparty risk limits. These limits are established by counterparty, product and tenor. The Credit Risk Admission Area approves these counterparty risk limits. The Financial Risk Senior Management is also responsible for communicating the limits, consumptions and any excesses incurred on a daily basis. Furthermore, the Financial Risk Senior Management reports monthly to the Comprehensive Risk Management Committee the limits for Counterparty Risk Lines and the limits for Issuer Risk Lines and their usage. It also reports the calculation of the expected loss for current operations in financial markets at the close of each month and presents different stress scenarios of the expected loss. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

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

Set forth below are the Net REC of the Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico as of December 31, 2016, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico for the fourth quarter of 2016.

	Net REC
	As of December 31, 2016	Fourth quarter 2016 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	17,847.66	16,652.61
Corporates	1,335.65	1,240.58
Companies	192.30	124.48

Set forth below are our REC lines’ maximum gross counterparty risk as of December 31, 2016, corresponding to types of derivatives transactions.

Maximum Gross REC
As of December 31, 2016
(Millions of dollars)
Type of Derivative
Rate Derivatives	22,809
Exchange Rate Derivatives	47,790
Derivatives on bonds	-
Equity Derivatives	466
TOTAL	71,064

* In IRIS, the Gross REC does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The Expected Loss of Grupo Financiero Santander Mexico as of December 31, 2016, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2016, are concentrated as follows:

	Expected Loss
	As of December 31, 2016	Fourth quarter 2016 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	16.77	12.85
Corporates	2.46	2.74
Companies	3.07	2.78

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of December 31, 2016 is as follows:

Cash	90.71%
Bonds Issued by the Mexican Federal Government	9.29%

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

The counterparty, which receives the margin call has the right to analyze the valuation and it could result on discrepancies to solve.

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

Operational Risk

Operational risk is defined as the risk of loss due to inadequate or failed internal processes, personnel or internal systems or due to external events. This definition includes events that may occur as a result of legal or regulatory risk, but excludes those that occur as a result of strategic risks and reputational risks.

The operational risk management has as its main goal to contain or reduce the impact of operational risks through the identification, oversight and control of factors that could trigger loss events.

We have a non-financial risk management unit that is responsible for coordinating and supervise the proper implementation of policies and procedures according to the corporate model defined in Spain, aligned to the regulatory requirements in Mexico by the CNBV. This unit is responsible to submit proposals to the Operational Risk Committee and/or the Comprehensive Risk Management Committee for its approval of the methodologies, models and parameters used to identify measure, limit, report and disclose the operational risk to which we are exposed and the results of embedding under the risk profile. Our non-financial risk unit reports directly to the Deputy General Risk Director in Mexico and to the corporate responsible for operational risk in Spain.

The key processes involved in the model for the management and control of the Operational Risk are summarized as follows:

•	strategic planning and budget;

•	identification, measurement and assessment of operational risk;

•	continuous monitoring of Operational Risk profile;

•	establishment of mitigation and risk transfer; and

•	communication and governance.

Anti-Money Laundering and Anti-Terrorist Financing

Our Communications and Control Committee (Comité de Comunicación y Control) approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions. In particular, the committee:

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

The Communications and Operations Control Committee reports to the Compliance Committee and Audit Committee. Its primary purpose is to monitor the transactions of our prevention system and, in particular, to decide when to communicate unusual transactions to the authorities. In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses of transactions and the list of clients subject to special authorizations and monitoring.

In general, this committee includes the individuals who are primarily responsible within each area that is directly involved in prevention: Commercial, Information Technology, Global Corporate Banking, Legal Affairs and Internal Audit. This committee is chaired, as appropriate, by our General Legal Counsel.

Legal Risk

Legal risk is defined as the potential loss from non-compliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings and the application of penalties in relation to our transactions.

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

For the year ended December 31, 2016, we received approximately U.S.$ 9.2 million as reimbursements from J.P. Morgan Chase Bank, N.A.

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

As of December 31, 2016, under the supervision and with the participation of our management, including our disclosure committee, our CEO and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included in our financial statements filed as part of this annual report.

C.	Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers, S.C., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as stated in their report which is included in our financial statements filed as part of this annual report .

D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has three members, all of whom are nonexecutive independent directors, as determined in accordance with Article 36 of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), Article 25 of the Mexican Securities Market Law and our bylaws. All of the members of our Audit Committee also meet the independence criteria set by the NYSE, for foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

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

On October 27, 2016, the board of directors of the Bank and Casa de Bolsa Santander approved amendments to the General Code of Conduct in order to enable anonymous complaints through whistleblowing channels.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, and PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2015 and 2016, respectively.

	2015		2016
	(Millions of pesos)
Audit fees	Ps.	66	Ps.	51
Audit-related fees		2		8
Tax fees		2		-

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2016 and 2015 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm, or by PricewaterhouseCoopers, S.C. in 2015 or 2016, respectively for services other than audit, audit-related and tax services.

Preapproval Policies and Procedures

The Audit Committee is required to preapprove the audit and non-audit services performed by the Company’s auditors in order to assure that the provision of such services does not impair the audit firm’s independence.

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

Equity Compensation Plans

Under NYSE Rules §3303A.08 and 312.00, equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. We are exempt from such NYSE requirements. However, under Mexican rules, the adoption and amendment of an equity compensation plan requires shareholder approval, as a means to be permitted to engage in transactions with the issuer without having to conduct public offerings.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

(a)	Index to Audited Financial Statements

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Report of PricewaterhouseCoopers, S.C.	F-2
Report of Galaz, Yamazaki, Ruiz Urquiza, S.C.	F-3
Consolidated Balance Sheets as of December 31, 2015 and 2016	F-4
Consolidated Income Statements for the Years Ended December 31, 2014, 2015 and 2016	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2015 and 2016	F-6
Consolidated Statements of Changes in Total Equity for the Years Ended December 31, 2014, 2015 and 2016	F-7
Consolidated Statements of Cash Flow for the Years Ended December 31, 2014, 2015 and 2016	F-8
Notes to the Consolidated Financial Statements as of December 31, 2015 and 2016 and for each of the three years in the period ended December	F-9
31, 2016
Financial Statement Schedules	F-223

(b)	List of Exhibits

Exhibit Number	Description
1.1	English translation of the bylaws (estatutos) of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-35658) filed with the SEC on April 29, 2014).
2.1	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File no. 333-183694) filed with the SEC on September 4, 2012).
8.1*	List of Subsidiaries
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.
15.1*	Consent of PricewaterhouseCoopers, S.C., independent registered public accounting firm.
15.2*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, independent registered public accounting firm.

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

Date: April 28, 2017

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements in accordance with International Financial Reporting Standards and Related Financial Statement Schedules as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Financiero Santander México, S. A. B. de C. V.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income, comprehensive income, of changes in total equity and of cash flows for the year then ended present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S. A. B. de C. V. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedule of condensed parent company only balance sheets as of December 31, 2016, condensed parent company only income statement for the year ended December 31, 2016 and the condensed parent company only statement of cash flows for the year ended December 31, 2016 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C.

/s/ Antonio Salinas Velasco

Antonio Salinas Velasco

Mexico City

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Grupo Financiero Santander México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheet of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (the "Group") as of December 31, 2015, and the related consolidated income statements, comprehensive income, and changes in total equity, cash flows for the years ended December 31, 2014 and 2015. Our audits also included the financial statement schedules for 2014 and 2015 presented in the condensed financial information of the Group included on pages 223-227, herein. These consolidated financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ C.P.C. Erika Regalado García

C.P.C. Erika Regalado García

Mexico City, México

April 18, 2016 (April 24, 2017 as to the effects discussed in Note 4)

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016

(Millions of Pesos)

ASSETS	Note	12/31/2015	12/31/2016	LIABILITIES AND EQUITY	Note	12/31/2015	12/31/2016

CASH AND BALANCES WITH THE CENTRAL BANK	7	59,788	78,663	FINANCIAL LIABILITIES HELD FOR TRADING:		174,576	268,190
				Trading derivatives	11 and 32	124,565	205,690
				Short positions	11	50,011	62,500
FINANCIAL ASSETS HELD FOR TRADING:		328,117	343,797
Debt instruments	8	209,158	141,710	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	9	2,178	2,180	PROFIT OR LOSS:		204,829	133,738
Trading derivatives	11 and 32	116,781	199,907	Deposits from the Central Bank – Repurchase agreements	19	145,159	15,479
				Deposits from credit institutions – Repurchase agreements	19	325	25,155
				Customer deposits – Repurchase agreements	20	46,083	80,769
				Customer deposits – Certificates of deposit	20	639	-
				Marketable debt securities	21	12,623	12,335
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		27,358	41,073	FINANCIAL LIABILITIES AT AMORTIZED COST:		659,186	806,125
Loans and advances to credit institutions – Reverse repurchase agreements	8	735	37,831	Deposits from credit institutions	19	54,349	99,322
Loans and advances to customers – Reverse repurchase agreements	12	26,623	3,242	Customer deposits	20	493,291	571,801
				Marketable debt securities	21	74,826	77,668
				Subordinated liabilities	22	22,788	37,525
				Other financial liabilities	23	13,932	19,809
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		113,620	154,441
Debt instruments	9	113,525	154,318
Equity instruments	10	95	123	HEDGING DERIVATIVES	13 and 32	9,568	14,287

LOANS AND RECEIVABLES:		598,887	675,685	PROVISIONS:	24	6,694	7,331
Loans and advances to credit institutions	8	57,599	82,568	Provisions for pensions and similar obligations		4,031	4,013
Loans and advances to customers	12	535,277	581,645	Provisions for tax and legal matters		1,092	1,394
Debt instruments	9	6,011	11,472	Provisions for off-balance sheet risk		952	874
				Other provisions		619	1,050
HEDGING DERIVATIVES	13 and 32	12,121	15,003
				TAX LIABILITIES:	26	673	94
				Current		642	39
NON-CURRENT ASSETS HELD FOR SALE	14	1,101	1,107	Deferred		31	55

				OTHER LIABILITIES	25	10,849	13,924
TANGIBLE ASSETS	15	5,551	5,694
				TOTAL LIABILITIES		1,066,375	1,243,689

INTANGIBLE ASSETS:		4,877	5,772	SHAREHOLDERS' EQUITY:	29	109,269	108,849
Goodwill	16	1,734	1,734	Share capital		25,658	25,658
Other intangible assets	17	3,143	4,038	Share premium		11,415	11,415
				Accumulated reserves		58,193	55,272
TAX ASSETS:	26	18,673	23,321	Profit for the year attributable to the Parent		14,003	16,504
Current		1,501	5,276
Deferred		17,172	18,045	VALUATION ADJUSTMENTS:	28	380	(1,574)
				Available-for-sale financial assets		(520)	(2,957)
				Cash flow hedges		900	1,383
OTHER ASSETS	18	5,942	6,419
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		109,649	107,275

				NON-CONTROLLING INTERESTS	27	11	11

				TOTAL EQUITY		109,660	107,286
TOTAL ASSETS		1,176,035	1,350,975	TOTAL LIABILITIES AND EQUITY		1,176,035	1,350,975

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

 (Millions of Pesos)

		(Debit)/Credit
	Note	2014	2015	2016

Interest income and similar income	33	57,916	64,204	77,428
Interest expenses and similar charges	34	(20,305)	(21,178)	(28,245)
NET INTEREST INCOME		37,611	43,026	49,183
Dividend income	35	153	117	110
Fee and commission income	36	16,546	17,756	19,311
Fee and commission expenses	37	(3,173)	(3,673)	(4,929)
Gains/(losses) on financial assets and liabilities (net)	38	2,619	2,489	3,847
Exchange differences (net)	39	(11)	6	2
Other operating income	40	487	457	450
Other operating expenses	40	(2,479)	(3,011)	(3,364)
TOTAL INCOME		51,753	57,167	64,610
Administrative expenses:		(19,897)	(21,332)	(23,210)
Personnel expenses	41	(9,977)	(11,033)	(11,846)
Other general administrative expenses	42	(9,920)	(10,299)	(11,364)
Depreciation and amortization	15 and 17	(1,682)	(1,864)	(2,058)
Impairment losses on financial assets (net):		(13,132)	(16,041)	(16,661)
Loans and receivables	12	(13,132)	(16,041)	(16,661)
Impairment losses on other assets (net):		(48)	-	-
Non-current assets held for sale	14	(48)	-	-
Provisions (net)	24	(157)	270	(903)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	43	8	7	20
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	14	(15)	91	71
OPERATING PROFIT BEFORE TAX		16,830	18,298	21,869
Income tax	26	(3,541)	(4,294)	(5,365)
PROFIT FOR THE YEAR		13,289	14,004	16,504
Profit attributable to the Parent		13,288	14,003	16,504
Profit attributable to non-controlling interests	27	1	1	-

EARNINGS PER SHARE (pesos)
Basic earnings per share	5	1.96	2.07	2.43
Diluted earnings per share	5	1.96	2.06	2.43

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	Note	2014	2015	2016

PROFIT FOR THE YEAR		13,289	14,004	16,504

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation from the year		(393)	(964)	530
Income tax relating to items that will not be reclassified subsequently		118	289	(159)
		(275)	(675)	371

Items that may be reclassified subsequently to the consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments	28	332	(196)	(3,490)
Amounts reclassified to consolidated income statement	28	(262)	161	(120)
Income tax	28	(149)	52	1,173

Cash flow hedges:
Valuation adjustments	13	(1,161)	(612)	(1,095)
Amounts reclassified to consolidated income statement	13	1,548	1,479	1,785
Income tax	26	(116)	(260)	(207)
		192	624	(1,954)

Other comprehensive income/(loss) for the year, net of income tax		(83)	(51)	(1,583)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		13,206	13,953	14,921

Attributable to the Parent		13,205	13,952	14,921
Attributable to non-controlling interests		1	1	-

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity

BALANCES AT DECEMBER 31, 2013	25,658	11,415	41,593	14,279	(436)	92,509	9	92,518

Profit for the year	-	-	-	13,288	-	13,288	1	13,289
Other changes in equity:
Transfer to accumulated reserves	-	-	14,279	(14,279)	-	-	-	-
Dividends declared	-	-	(3,473)	-	-	(3,473)	-	(3,473)
Treasury shares	-	-	(241)	-	-	(241)	-	(241)
Recognition of share-based payments	-	-	277	-	-	277	-	277
Other comprehensive income/(loss) for the year, net of income tax	-	-	(275)	-	192	(83)	-	(83)
BALANCES AT DECEMBER 31, 2014	25,658	11,415	52,160	13,288	(244)	102,277	10	102,287

Profit for the year	-	-	-	14,003	-	14,003	1	14,004
Other changes in equity:
Transfer to accumulated reserves	-	-	13,288	(13,288)	-	-	-	-
Dividends declared	-	-	(6,760)	-	-	(6,760)	-	(6,760)
Treasury shares	-	-	(36)	-	-	(36)	-	(36)
Recognition of share-based payments	-	-	216	-	-	216	-	216
Other comprehensive income/(loss) for the year, net of income tax	-	-	(675)	-	624	(51)	-	(51)
BALANCES AT DECEMBER 31, 2015	25,658	11,415	58,193	14,003	380	109,649	11	109,660

Profit for the year	-	-	-	16,504	-	16,504	-	16,504
Other changes in equity:
Transfer to accumulated reserves	-	-	14,003	(14,003)	-	-	-	-
Dividends declared	-	-	(17,468)	-	-	(17,468)	-	(17,468)
Treasury shares	-	-	41	-	-	41	-	41
Recognition of share-based payments	-	-	132	-	-	132	-	132
Other comprehensive income/(loss) for the year, net of income tax	-	-	371	-	(1,954)	(1,583)	-	(1,583)
BALANCES AT DECEMBER 31, 2016	25,658	11,415	55,272	16,504	(1,574)	107,275	11	107,286

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	2014	2015	2016
A. CASH FLOWS FROM OPERATING ACTIVITIES:	8,188	17,539	28,826
Profit for the year	13,289	14,004	16,504
Adjustments made to obtain the cash flows from operating activities-	5,387	6,110	7,144
Depreciation and amortization	1,682	1,864	2,058
Impairment losses on other assets (net)	48	-	-
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	15	(91)	(71)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(8)	(7)	(20)
Income tax expense recognized in consolidated income statement	3,541	4,294	5,365
Expense recognized with respect to equity-settled share-based payments	277	216	132
Effect of foreign exchange rate changes on foreign currency cash deposits	(168)	(166)	(320)
Net (increase)/decrease in operating assets-	(84,752)	(214,718)	(156,755)
Financial assets held for trading	(31,531)	(119,797)	(15,711)
Other financial assets at fair value through profit or loss	54,489	4,514	(13,715)
Available-for-sale financial assets	(21,768)	(31,930)	(52,988)
Loans and receivables	(87,834)	(67,063)	(74,823)
Other operating assets	1,892	(442)	482
Net increase/(decrease) in operating liabilities-	78,215	213,225	170,738
Financial liabilities held for trading	606	37,771	93,614
Other financial liabilities at fair value through profit or loss	32,759	96,045	(71,091)
Financial liabilities at amortized cost	46,894	75,306	130,375
Other operating liabilities	(2,044)	4,103	17,840
Income tax paid	(4,104)	(1,199)	(8,915)
Dividends received from equity instruments	153	117	110

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,500)	(2,944)	(3,091)
Payments-	(2,508)	(2,951)	(3,096)
Tangible assets	(1,283)	(1,190)	(1,096)
Intangible assets	(1,225)	(1,761)	(2,000)
Proceeds-	8	7	5
Disposal of tangible assets	8	7	5

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,714)	(6,796)	(7,180)
Payments-	(3,714)	(6,796)	(17,427)
Dividends paid to owners	(3,473)	(6,760)	(17,468)
Treasury shares	(241)	(36)	41
Proceeds-	-	-	10,247
Issue of subordinated notes	-	-	10,247

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	168	166	320
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,142	7,965	18,875
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	51,823	59,788
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	59,788	78,663

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2015 and 2016 and for each of the three years

in the period ended December 31, 2016

(in millions of Mexican pesos)

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries (hereinafter, the Group) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, Banco Santander (Spain)) and is authorized by the Mexican Ministry of Finance and Public Credit (SHCP) to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the CNBV) and the Mexican Central Bank (hereinafter, the Central Bank). The Group and its subsidiaries are regulated, depending on their activities, by the CNBV, the Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the Bank), which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group’s subsidiaries is to carry out financial services operations, including full-banking services and brokerage services.

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Group on April 27, 2017. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law (Ley General de Sociedades Mercantiles).

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, IFRS) as issued by the International Accounting Standards Board (hereinafter, IASB) and interpretations issued by the IFRS Interpretations Committee.

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

Historical cost is based on the fair value of the consideration given in exchange for goods and services.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Mexican pesos.

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards (CINIF), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

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

Under Mexican Banking GAAP, actuarial gains and losses from the year should be immediately recognized through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan. IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling to profit or loss.

d)	Deferred employee profit sharing.

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

e)	Consolidation of special purpose entities.

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in total equity and consolidated statements of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these consolidated financial statements.

Application of new and revised IFRS

In the current year, the Group has applied a number of new or revised International Accounting Standards (hereinafter, IAS), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2016.

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

The amendments apply retrospectively but, to avoid the risk of hindsight being applied in determining the fair value disclosures required, an entity is not required to apply the amendments to any period beginning before the annual period in which the amendments are first applied. A consequential amendment to IFRS 1 is also included in the amendments to avoid first-time adopters being disadvantaged.

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

The application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements.

IAS 34 Interim financial reporting	Disclosures of information included “elsewhere in the financial report”

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

The amendments apply prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after January 1, 2016.

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

The application of this amendment has had no impact on the amounts presented in the Group’s consolidated financial statements.

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

The amendments apply prospectively. Currently, the Group uses the straight-line method for depreciation and amortization for its tangible and intangible assets, respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements.

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

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements as the Group is not engaged in agricultural activities.

Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 27 focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The same accounting must be applied to each category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it should account for the change from the date when the change in status occurs.

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements.

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

The amendments apply retrospectively. The application of this amendment has had no impact on the amounts recognized in the Group’s consolidated financial statements as the Group is not an investment entity and does not have any holding company, subsidiary, associate or joint venture that qualifies as an investment entity.

IFRS 14 Regulatory deferral accounts

(Effective for annual periods beginning on or after January 1, 2016)

IFRS 14 specifies the accounting for regulatory deferral account balances that arise from rate-regulated activities. The Standard is available only to first-time adopters of IFRS who recognized regulatory deferral account balances under their previous GAAP. IFRS 14 permits eligible first-time adopters of IFRS to continue their previous GAAP rate-regulated accounting policies, with limited changes, and requires separate presentation of regulatory deferral account balances in the balance sheet, in the income statement and in the statement of comprehensive income. Disclosures are also required to identify the nature of, and risks associated with, the form of rate regulation that has given rise to the recognition of regulatory deferral account balances.

IFRS 14 is effective for an entity’s first annual IFRS financial statements for annual periods beginning on or after 1 January 2016; however, it is not applicable as the Group is not a first-time adopter of IFRS.

New and revised IFRS that are not mandatorily effective (but allow early application) for the year ending December 31, 2016

The Group has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

•	Annual Improvements to IFRS 2014 – 2016 Cycle;

•	Amendments to IAS 12 Income taxes: recognition of deferred tax assets for unrealized losses;

•	Amendments to IAS 7 Disclosure Initiative;

•	Amendments to IAS 40 Investment Property;

•	Amendments to IFRS 2 Share-based payment: classification and measurement share-based payment transactions;

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of assets between an investor and its associate or joint venture;

•	IFRS 9 Financial Instruments;

•	IFRS 15 Revenue from Contracts with Customers;

•	IFRS 16 Leases; and

•	IFRIC 22 The Effects of Changes in Foreign Exchange Rates

Annual Improvements to IFRS 2014 – 2016 Cycle

(Effective for annual periods beginning on or after January 1, 2017 and 2018)

Standard	Subject of amendment	Details

IFRS 1 First time adoption of IFRS	Deletion of short term exemptions for first time adopters

The amendment delete the short-term exemptions in IFRS 1 that relate to IFRS 7, IAS 19 IFRS 12 and IAS 27, because they are redundant and are no longer applicable.

The amendments are effective for annual periods beginning on or after January 1, 2018.

IFRS 12 Disclosure of interest in Other Entities	Clarification of the scope of the Standard

IFRS 12 states that an entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified, or included in a disposal group that is classified, as held for sale (in accordance with IFRS 5. The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.

The amendments apply retrospectively and are effective for annual periods beginning on or after January 1, 2017.

IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value

The amendments clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit and loss is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture.

In respect of the option for an entity that is not an investment entity to retain the fair value measurement applied by its associates and joint ventures that are investment entities when applying the equity method, the amendments make a similar clarification that this choice is available for each investment entity associate of investment entity joint venture.

The amendments apply retrospectively and are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IAS 12 Recognition of deferred tax assets for unrealized losses

(Effective for annual periods beginning on or after January 1, 2017)

The amendments clarify the following:

•	Decreases below cost in the carrying amount of a fixed-rate debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay all the contractual cash flows;

•	When an entity assesses whether taxable profits will be available against which it can utilize a deductible temporary difference, and the tax law restricts the utilization of losses to deduction against income of a specific type (i.e. capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary difference of that type, but separately from other types of deductible temporary differences;

•	The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this; and

•	In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with earlier application permitted.

Amendments to IAS 7 Disclosure initiative

(Effective for annual periods beginning on or after January 1, 2017)

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with earlier application permitted. Entities are not required to present comparative information for earlier periods.

Amendments to IAS 40 Transfers of Investment Property

(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

The amendments reflect the principle that a change in use would involve:

•	An assessment of whether a property meets, or has ceased to meet, the definition of investment property; and

•	Supporting evidence that a change in use has occurred.

The amendments also emphasize that a change in management’s intentions, alone, would not be enough to support a transfer of property. An entity must have taken observable actions to support such a change.

Amendments to IFRS 2 Share-based payment: classification and measurement share-based payment transactions

(Effective for annual periods beginning on or after January 1, 2018)

The amendments clarify the following:

•	In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

•	Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority (typically in cash), i.e. the share-based payment arrangement has a “net settlement feature”, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

•	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

-	The original liability is derecognized;

-	The equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

-	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Specific transition provisions apply. Management anticipates that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

(Effective for annual periods beginning on or after a date to be determined)

The amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. IAS 28 and IFRS 10 are amended, as follows:

IAS 28 has been amended to reflect the following:

•	Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors’ interests in the associate or joint venture.

•	Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor’s financial statements.

IFRS 10 has been amended to reflect the following:

•	Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Earlier application of these amendments is still permitted.

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting. IFRS 9 (as revised in 2014) will supersede IAS 39 upon its effective date.

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

Specifically:

•	a debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding must be measured at amortized cost (net of any write-down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option;

•	a debt instrument that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, must be measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option;

•	all other debt instruments must be measured at FVTPL; and

•	all equity investments are to be measured in the balance sheet at fair value, with gains and losses recognized in the consolidated income statement except that if an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at FVTOCI, with dividend income recognized in the consolidated income statement.

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

The main activity of the Group is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The main objective of the Group is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its business units.

The Group is currently implementing an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9.

Based on the analysis currently being carried out, the Group expects that:

•	Financial assets classified as loans and receivables under IAS 39 will generally continue to be classified into amortized cost.

•	Available- for-sale debt instruments will continue to be classified at fair value with changes presented in other comprehensive income or at amortized cost: nevertheless, some of these assets could be classified at fair value with changes recognized in profit and loss for the year.

•	Available-for-sale equity instruments will be classified at fair value with changes recognized in the consolidated income statement, unless the Group decides, for non-trading assets, to classify them at fair value with changes presented in other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at FVTPL, due to the entity credit risk, will be classified in other comprehensive income.

Phase 2: Impairment of financial assets

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

The IFRS 9 asset impairment model is applicable to financial assets valued at amortized cost, to debt instruments valued at FVTOCI, to leasing receivables, and to loan commitments and financial guarantees in the scope of IFRS 9 not accounted for at FVTPL.

Application of practical expedients under IFRS 9

IFRS 9 contains a set of practical expedients that might be used by the entities to facilitate its implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical solutions will not be widely used:

•	Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold will be used as an additional – but not primary - indicator of significant risk increase.

•	Financial instruments that have low credit risk at the reporting date.

Impairment estimation methodology

The portfolio of financial instruments subject to impairment will be divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

•	Stage 1: financial instruments will be considered to be within this stage when there has been no significant increase in their credit risk since their initial recognition. In this case, the allowance for impairment losses will reflect the expected credit losses arising from defaults over the 12 months from the reporting date.

•	Stage 2: financial instruments are included within this stage when there has been a significant increase in their credit risk since the date of their initial recognition, but the impairment has not materialized. In this case, the allowance for impairment losses will reflect the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk will be determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

•	Stage 3: financial instruments are catalogued within this stage when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the allowance for impairment losses will reflect the expected losses for credit risk over the expected residual life of the financial instrument.

The required methodology for calculating expected loss for credit events will be based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. gross domestic product (GDP), house pricing, unemployment rate, etc.).

In estimating the parameters used in the expected loss calculation (“Exposure at Default” (EAD), “Probability of Default” (PD), “Loss Given Default” (LGD) and discount rate), the Group leverages its experience of developing internal models for calculating parameters for regulatory and management purposes.

The definition of default is consistent with the definition of default used by the Group. IFRS 9 does not define default, but contains a rebuttable presumption that default has occurred when an exposure is greater than 90 days past due.

The measurement and the classification of the expected credit losses require a high degree of judgment and estimations that must consider information about past events and current conditions as well as forecasts of future events (use of present, past and future information). In this sense, our estimations of expected losses consider multiple macroeconomic scenarios which probability will be assessed considering past event, the current situation and future trends of macroeconomic factors such as GDP and unemployment rate. This information will be the input to assess the significant increases in credit risk, as well as utilizing PD estimations.

The Group currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group will leverage its experience in the management of such information and maintain consistency with the information used in the other processes.

Impairment recording

The main change with respect to the current standard relates to assets measured at fair value with changes presented in other comprehensive income. For these assets, the portion of the changes in fair value due to expected credit losses will be recognized in the consolidated income statement while the rest will be recognized in other comprehensive income.

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

The work on macro hedging by the IASB is still at a preliminary stage – a discussion paper was issued in April 2014 to gather preliminary views and direction from constituents with a comment period that ended in October 2014. The project is still under analysis.

According to the analysis performed until now, the Group expects to maintain the application of IAS 39 in hedge accounting.

Transition

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

The Group is evaluating the effects of IFRS 9 application. Once this evaluation is finished, the Group will communicate the expected impact when a reliable estimation can be made, which is expected to be prior to the end 2017. IFRS 9 application could suppose a loan impairment increase and a longer variability in the Group future results.

IFRS 9 implementation strategy

The Group has established a work-stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment. Accordingly, the Group is working towards defining an objective internal model and analyzing all the changes, which are needed to adapt accounting classifications and credit risk impairment estimation models in force to the previous definitions.

In principle, the governance structure currently implemented, complies with the requirements set out in the new standards.

Regarding the governance structure, the Group has set up a regular committee to manage the project governance structure, and a task force, which is responsible for its tasks, and also assuring that the pertinent responsible teams take part.

Hence, the main areas involved in the project at the highest level, and which are thus represented in the project governance bodies, are Risks, Finance, Accounting, Control and Technology and Operations. Both the internal audit area and the external auditor are also involved in the project, having shared the implementation plan and keeping regular meetings about the status of the project.

The project’s main phases and milestones

During this exercise, the Group has successfully completed the design and development phase of the implementation plan. The major milestones achieved include:

•	Complete the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9.

•	Development a training plan for all the staff who could be involved or impacted with the standards application.

•	At the Information Technology (IT) environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Group is currently in the implementation phase of the models and requirements defined. The objective of the Group at this stage is to ensure an efficient implementation, optimizing its resources as well as the designs elaborated in previous stages.

Once the implementation phase is completed, the Group will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last phase includes the parallel execution of the allowance for impairment losses calculation, as a complement to the internal simulations that the Group has been carrying out during the different phases of the project and to the participation of the Group in the different impact assessments that the regulators have carried out.

The Audit Committee is aware of the project and its relevance to the Group and is expected to follow up the project to its final implementation.

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

As suggested by the title of the new revenue Standard, IFRS 15 will only cover revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IAS 39 (or IFRS 9 if it is early adopted).

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

In April 2016, the IASB issued Clarifications to IFRS 15 in response to feedback received by the IASB/FASB Joint Transition Resource Group for Revenue Recognition, which was formed to address potential issues associated with the implementation of IFRS 15 and the US GAAP equivalent, ASC topic 606. The Clarifications to IFRS 15 clarified the following areas:

•	Identifying performance obligations: by providing illustrative factors for consideration in assessing whether the promised goods or services are distinct;

•	Principal versus agent considerations: by clarifying that an entity should assess whether it is a principal or agent for each distinct good or service promised to the customer, and by amending and reframing the indicators to assess whether an entity is a principal or agent; and

•	Licensing application guidance: in determining whether the license grants customers a right to use the underlying intellectual property (IP) (which would result in point time revenue recognition) or a right to access the IP (which would result in revenue recognition over time), an entity is required to determine whether (i) its ongoing activities are expected to significantly change the form or the functionality of the IP or (ii) the ability of the customer to obtain benefit from the IP is substantially derived from or dependent upon those activities.

IFRS 15, together with the clarifications thereto issued in April 2016, is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end). The Clarification to IFRS 15 also introduces additional practical expedients for entities transitioning to IFRS 15 on (i) contract modifications that occurred prior to the beginning of the earliest period presented and (ii) contracts that were completed at the beginning of the earliest period presented.

At the current date, Management is assessing the possible impacts derived from this new standard. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

IFRS 16 Leases

(Effective for annual periods beginning on or after January 1, 2019)

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It will supersede the following lease Standard and Interpretations upon its effective date:

•	IAS 17 Leases;

•	IFRIC 4 Determining whether an Arrangement contains a Lease;

•	SIC-15 Operating Leases – Incentives; and

•	SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Control is considered to exist if the customer has:

•	The right to obtain substantially all of the economic benefits from the use of an identified asset; and

•	The right to direct the use of that asset.

The Standard provides detailed guidance to determine whether those conditions are met, including instances where the supplier has substantive substitution rights, and where the relevant decisions about how and for what purpose the asset is used are predetermined.

IFRS 16 introduces significant changes to lessee accounting: it removes the distinction between operating and finance leases under IAS 17 and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement for all leases, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.

If a lessee elects not to apply the general requirements of IFRS 16 to short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less) and leases of low value assets, the lessee should recognize the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis, similar to the current accounting for operating leases.

In contrast to lessee accounting, the IFRS 16 lessor accounting requirements remain largely unchanged from IAS 17, which continue to require a lessor to classify a lease either as an operating lease or a finance lease.

In addition, IFRS 16 also provides guidance on the accounting for sale and leaseback transactions. Extensive disclosure is also required.

IFRS 16 is effective for reporting periods beginning on or after January 1, 2019 with early application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee can apply IFRS 16 either by a full retrospective approach or a modified retrospective approach. If the latter approach is selected, an entity is not required to restate the comparative information and the cumulative effect of initially applying IFRS 16 must be presented as an adjustment to opening retained earnings (or other component of equity as appropriate).

At the current date, Management is assessing the possible impacts derived from this new standard. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until the Group performs a detailed review.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. In addition, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

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

The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

- Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 44.d.).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17 and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36.

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

- Fair value estimates used in disclosures (see Note 2.d. iii. and Note 44.d.).

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

This disclosure is provided in Note 2.d.iii.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and receivables, deposits and short-term and long-term debt issued), the Group discloses the fair value. This disclosure is provided in Note 44.d. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

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

The Group uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: EAD, PD, LGD and the loss identification period (LIP), as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Group because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Group’s operating results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, PD, LGD and segmentation of loans in groups with similar credit risk characteristics, etc.). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

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

In determining the amount of deferred tax assets, the Group uses current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

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

- Goodwill and business combinations (see Note 16).

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

Details of the impairment of goodwill calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c.).

The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will affect the carrying amount of pension obligations.

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

On December 21, 2016, the SHCP authorized the merger of Santander Vivienda, S.A. de C.V. (Santander Vivienda) as merging entity with Santander Hipotecario, S.A. de C.V. (Santander Hipotecario) and Santander Holding Vivienda, S.A. de C.V. (Santander Holding Vivienda) both as merged entities. The merger was effective on January 1, 2017.

No additional significant events occurred from January 1, 2017 to the date on which these consolidated financial statements were authorized for issue.

2.	Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The functional currency of all entities comprising the Group is the Mexican Peso (hereinafter, peso or $). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii.	Recognition of exchange differences

The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at FVTPL, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at FVTOCI, which are recognized under Valuation adjustments in the consolidated other comprehensive income.

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

The Group performs a large number of foreign currency transactions, mainly in US dollars (USD). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Central Bank.

The “Fix” (48-hour) exchange rate used was $17.2487 per one USD and $20.6194 per one USD as of December 31, 2015 and 2016, respectively.

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

The share of third parties of the Group's consolidated equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2015 and 2016 is summarized in Note 48.

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

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

As of December 31, 2015 and 2016, the Group did not have any associates.

As of December 31, 2015 and 2016, the Group has a commercial alliance with Elavon México in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Group’s consolidated financial statements.

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

Share-based payments are discussed in Note 41.b, 41.c and 41.d.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 2.m). If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain.

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

When the Group loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in the consolidated other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

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

IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics:

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

The following transactions are not treated for accounting purposes as financial instruments:

- Pensions and similar obligations (see Note 24.c.).

- Share-based payments (see Note 41.b., 40.c. and 41.d.).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they relate to Cash and balances with central banks or Hedging derivatives, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-	Financial assets held for trading (at FVTPL): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-	Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-	Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-	Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities constituting part of the Group’s business.

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

As of December 31, 2015 and 2016, the Group did not hold any investment classified as held to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.

-	Loans and receivables: includes the debit balances of all credit and loans granted by the Group, other than those classified as securities, as well as finance lease receivables and other receivables and other debit balances of a financial nature in favor of the Group, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services.

Loans and receivables are classified in accordance with the institutional sector to which the debtor belongs, into:

-	Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

-	Loans and advances to customers: includes all other loans.

-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

-	Trading derivatives: includes the fair value in favor of the Group of derivatives, which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives in favor of the Group, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to Hedging derivatives, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

-	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value, such as repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-	Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: includes all repayable balances received in cash by the Group, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction.

Deposits are classified based on type of depositor as follows:

-	Deposits from the Central Bank: deposits of any nature received from the Central Bank.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes the remaining deposits.

-	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability component of compound financial instruments issued by the Group.

-	Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group, which form part of the Group’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

-	Hedging derivatives: includes the fair value of the Group's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at FVTPL includes transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

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

At 31 December 2016, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

All derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter (hereinafter, OTC) derivatives.

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

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date and, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. In addition, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, debt and equity instruments, personal guarantees, leased assets, assets acquired under reverse repurchase agreements and securities loans.

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

The following table shows a summary of the fair values at December 31, 2015 and 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2015			12/31/2016
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active			Active
	Markets – Level 1	Internal Models	Total	Markets – Level 1	Internal Models	Total

ASSETS:
Financial assets held for trading	210,349	117,768	328,117	141,082	202,715	343,797
Other financial assets at fair value through profit or loss	-	27,358	27,358	-	41,073	41,073
Available-for-sale financial assets	111,415	2,205	113,620	139,263	15,178	154,441
Hedging derivatives	-	12,121	12,121	-	15,003	15,003
	321,764	159,452	481,216	280,345	273,969	554,314
LIABILITIES:
Financial liabilities held for trading	429	174,147	174,576	166	268,024	268,190
Other financial liabilities at fair value through profit or loss	-	204,829	204,829	-	133,738	133,738
Hedging derivatives	-	9,568	9,568	-	14,287	14,287
	429	388,544	388,973	166	416,049	416,215

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

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: Historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-	Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.

-	Volatility: There is no liquid option market for certain long-term assets. For most Mexican underlyings, the option market is for up to one year. In the case of the Mexican Stock Exchange Prices and Quotations Index (IPC), there is an option market up to three years. In these cases, Group’s management assumes a local volatility model using maturities for which market data exists and extrapolates the curve for unknown terms.

-	Rate curve for estimating the interest rate index known as the 91-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE): there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

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

General measurement bases

The Group has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent areas inside the Group: Treasury (development, marketing and daily management of financial products and market data) and Risks (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

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

The related valuation techniques and inputs by asset class are as follows:

a.	Trading and available-for-sale financial assets

The estimated fair value of these financial assets is determined using quoted prices or yield curves provided by a price vendor.

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

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Markets (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

-	Analytic method.

i. Non-closed formula solution

In the valuation of financial instruments permitting static hedging (such as loans and receivables, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Closed-formula solution

-	The Black-Scholes model is used for the valuation of plain vanilla options. This model assumes that the underlying price follows a lognormal distribution.

-	The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.

-	The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

-	The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

-	The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options), which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models, which provides a price between them.

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

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: average positive exposure to the counterparty, across all paths, all evaluated on a certain future date using a Monte Carlo method to simulate the future values of the derivatives’ portfolio. Mitigating factors such as collateral and netting agreements are taken into account.

•	LGD: percentage of final loss assumed in a counterparty credit event /default.

•	PD: for cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies in the same industry and with the same external ratings as the counterparty.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, it arises as a result of the Group’s risk assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2015 amounted to 519 million and 760 million, respectively. The CVA and DVA recognized at December 31, 2016 amounted to 557 million and 1,658 million, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2 and 3) at December 31, 2015 and 2016.

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2015			Using Internal Models at 12/31/2016			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets held for trading:	117,549	219	117,768	202,543	172	202,715

Debt instruments	783	219	1,002	2,699	172	2,871	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,141	-	1,141	1,698	-	1,698	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	1,238	-	1,238	871	-	871

European, composite, quanto and asian strike options	1,188	-	1,188	839	-	839	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Rainbow options	15	-	15	-	-	-	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian spread options	35	-	35	11	-	11	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Asian (quanto) option	-	-	-	9	-	9	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Best of options	-	-	-	12	-	12	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	520	-	520	383	-	383

American forwards	22	-	22	6	-	6	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	498	-	498	377	-	377	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	106,670	-	106,670	190,199	-	190,199	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	115	-	115	3	-	3	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels

Interest rate futures	59	-	59	6	-	6	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	7,023	-	7,023	6,684	-	6,684	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	27,358	-	27,358	41,073	-	41,073

Loans and advances to credit institutions – Reverse repurchase agreements	735		735	37,831	-	37,831	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers – Reverse repurchase agreements	26,623	-	26,623	3,242	-	3,242	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for-sale:	2,205	-	2,205	15,178	-	15,178

Debt instruments	2,135	-	2,135	15,083	-	15,083	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	70	-	70	95	-	95	Other	Value of shareholders’ equity
Hedging derivatives:	12,121	-	12,121	15,003	-	15,003

Swaps	7,984	-	7,984	15,003	-	15,003	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate forwards	4,137	-	4,137	-	-	-	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

	159,233	219	159,452	273,797	172	273,969

	Fair Values Calculated			Fair Values Calculated
	Using Internal Models at 12/31/2015			Using Internal Models at 12/31/2016			Valuation Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading:	174,147	-	174,147	268,024	-	268,024

Trading derivatives:

Interest rate options	1,461	-	1,461	1,904	-	1,904	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface

Market index options:	844	-	844	340	-	340

European, composite, quanto and asian strike options	582	-	582	69	-	69	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation

Auto-callable	223	-	223	264	-	264	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Asian spread options	39	-	39	7	-	7	Local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	452	-	452	573	-	573

American forwards	41	-	41	116	-	116	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	411	-	411	431	-	431	Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	-	-	-	9	-	9	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

American options	-	-	-	17	-	17	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	114,443	-	114,443	196,485	-	196,485	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	163	-	163	4	-	4	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity and index levels

Interest rate futures	343	-	343	28	-	28	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)

Exchange rate futures	6,430	-	6,430	6,190	-	6,190	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Short positions:

Debt instruments	50,011	-	50,011	62,500	-	62,500	Present value (non-closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	204,829	-	204,829	133,738	-	133,738

Deposits from the Central Bank – Repurchase agreements	145,159	-	145,159	15,479	-	15,479	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions – Repurchase agreements	325	-	325	25,155	-	25,155	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Repurchase agreements	46,083	-	46,083	80,769	-	80,769	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits – Certificates of deposits	639	-	639	-	-	-	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	12,623	-	12,623	12,335	-	12,335	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	9,568	-	9,568	14,287	-	14,287

Swaps	3,907	-	3,907	7,969	-	7,969	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate forwards	5,661	-	5,661	6,318	-	6,318	Present value (non-closed formula solution)	Interest rate yield curves
	388,544	-	388,544	416,049	-	416,049

Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

The measurements derived using the valuation techniques might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, Group’s management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

- Debt instruments: This category includes convertible bonds issued by Cementos Mexicanos. S.A.B. de C.V. (CEMEX). This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying asset is CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Assets
Debt and Equity Instruments

Balance at January 1, 2014	899
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	78
Purchases	18
Sales	(12)
Settlements	(80)
Balance at December 31, 2014	903
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13
Purchases	1
Sales	(647)
Settlements	(51)
Balance at December 31, 2015	219
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	73
Purchases	-
Sales	(102)
Settlements	(18)
Balance at December 31, 2016	172

Unobservable inputs used in measuring fair value

The table below sets out information about significant unobservable inputs used at December 31, 2016 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Convertible debt issued by CEMEX	172	Local Volatility model with partial differential equation method	Long-term implied volatility	37.81%-42.93% (40.37%)	A significant increase in volatility would result in a lower fair value.

Although the Group believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2016, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2016
	Most Favorable Input	Least Favorable Input

ASSETS:
Debt and equity instruments	1	(1)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are prudent, but reasonably possible.

The least favorable scenario assumed the following:

- The volatility of the underlying asset of the convertible bond at its maturity moved from 40.37% to 42.93%.

The volatility used as input for the internal model is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying asset. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

The most favorable scenario assumed the following:

- The volatility of the underlying asset of the convertible bond at its maturity moved from 40.37% to 37.81%.

v.	Sensitivity analysis

As an alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47. The VaR amounts as of December 31, 2016, including all financial instruments in the trading book position of the Group are as follows:

	Average	High	Low	12/31/2016

All financial instruments	76.31	189.12	48.49	131.60
By category:
Instruments sensitive to interest rate	70.71	151.09	41.87	121.43
Instruments sensitive to equity market prices	3.63	19.51	0.94	1.70
Instruments sensitive to foreign currency exchange rates	17.35	85.19	2.37	31.41
Instruments sensitive to volatility movements	8.22	16.81	4.09	4.27

The Group’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements, which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

-	VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Group can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

vi.	Recognition of fair value changes

Changes in the fair value of certain financial assets and liabilities subject to those changes are recognized, either in the consolidated income statement or in the consolidated other comprehensive income. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-	Available-for-sale financial assets are recognized temporarily in the Group’s consolidated other comprehensive income under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in the consolidated other comprehensive income. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

-	Items charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

vii.	Hedging transactions

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

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in the consolidated other comprehensive income under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

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

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this consolidated equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

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

Financial liabilities are only derecognized when the obligations they generate have been extinguished, that is when the contractual obligations have been paid or cancelled, or have been expired.

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

Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

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

The Group receives and gives collateral in the form of cash, debt and equity securities in connection with the following transactions:

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

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	128,902	-	128,902	(97,126)	(7,276)	(14,275)	10,225

Reverse repurchase agreements	27,358	-	27,358	-	(27,364)	-	(6)
Equity instruments (see Note 10.a)	492	-	492	-	(551)	-	(59)

Total	156,752	-	156,752	(97,126)	(35,191)	(14,275)	10,160

As at December 31, 2016

				Amount not offset in the consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	214,910	-	214,910	(151,762)	(5,215)	(47,821)	10,112

Reverse repurchase agreements	41,073	-	41,073	-	(41,091)	-	(18)
Equity instruments (see Note10.a)	3	-	3	-	(3)	-	-

Total	255,986	-	255,986	(151,762)	(46,309)	(47,821)	10,094

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	134,133	-	134,133	(97,126)	(770)	(24,076)	12,161

Repurchase agreements	191,567	-	191,567	-	(195,833)	-	(4,266)

Short positions - Securities loans (see Note 11.b)	23,605	-	23,605	-	(24,413)	-	(808)

Short positions – Short sales (see Note 11.b)	25,252	-	25,252	-	(25,242)	-	10

Total	374,557	-	374,557	(97,126)	(246,258)	(24,076)	7,097

As at December 31, 2016

				Amount not offset in the consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the consolidated balance sheet	Net amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	219,977	-	219,977	(151,762)	(2,670)	(51,329)	14,216

Repurchase agreements	121,403	-	121,403	-	(127,126)	-	(5,723)

Short positions - Securities loans (see Note 11.b)	20,375	-	20,375	-	(20,769)	-	(394)

Short positions - Short sales (see Note 11.b)	41,976	-	41,976	-	(42,002)	-	(26)

Total	403,731	-	403,731	(151,762)	(192,567)	(51,329)	8,073

g)	Impairment of financial assets

i.	Definition

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

-	Mortgage loans

-	Mortgage loans are considered impaired when a payment is past due more than 90 days (see Note 2.h.).

-	Installment loans to individuals

-	Revolving consumer credit cards loans are considered impaired when payment is not received after 90 days it becomes due (see Note 2.h.).

-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

-	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

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

Impaired loans, which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

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

Loans and the related allowance for impairment losses are normally written off considering the following:

-	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (SMEs) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are written off when they have been past due for 36 months.

-	For installment loans to individuals, any portion of the balance that the Group does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

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

In estimating the future cash flows of financial instruments, the following factors are taken into account:

-	All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those that may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from insolvency of the customers (credit risk) are recognized when there is objective evidence of impairment of the customer’s ability to pay, either because it is past due or for other reasons.

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

Impairment losses are determined by multiplying four factors: EAD, PD, LGD and the LIP.

-	The EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty. It is estimated as the drawn amount and the undrawn risk multiplied by a credit conversion factor (hereinafter, CCF) which represents the percentage of undrawn balance that is expected to be used before default occurs.

-	The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than 90 days past due.

The Group uses transition models to determine PD (from a non-default to a default status) in which loans are segmented into bucket classifications primarily based on the number of days past due and statistical analysis is applied to estimate the probability that loans will migrate through this status. These transition models are based on historical data gathered over a two-year period.

-	The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

-	The LIP parameter is the time between the moment when the event giving rise to a certain loss occurs and when that loss is identified at an individual level. LIP analysis is performed on the basis of homogeneous risk portfolios. This parameter is only determined and used to calculate credit losses for customers, which do not present objective evidence of impairment.

The methodology for determining the allowance for impairment losses also seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been reported as impaired, but that the Group estimates based on its past history or other quantitative factors that the loss event has already occurred. As part of this methodology, management also considers qualitative factors that are possible to cause estimated credit losses associated with the Group’s loan portfolio to differ from historical loss experience, such as changes in GDP, unemployment rate, housing prices, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

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

Allowance for impairment losses

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

Management considered that it was impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Group could not reliably determine all the necessary inputs and factors to calculate this effect, such as risk exposure, PD, LGD, LIP, qualitative factors, etc.

Useful lives for automatic teller machines

During 2016, the Group revised its estimates for useful lives of automatic teller machines (ATM) recognized within Tangible Assets in the consolidated balance sheet. The review performed by the Group was based on the acquired observable experience and the economic benefits obtained by the use of ATMs. The Group determined that the period over which ATMs is expected to be available for use and to generate economic benefits is 8 years instead of 4 years.

The change in the aforementioned accounting estimates did not have a material impact on Tangible assets as of December 31, 2016 and in the profit for the year then ended. However, the change in the useful lives of ATMs resulted in a decrease in the depreciation charge recognized in the consolidated income statement of 49 million pesos.

Management considers that it is impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Group cannot reliably determine the number of ATMs that would be acquired.

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

Specifically, property or other non-current assets (foreclosed assets) received by the Group as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Group has decided to make continuing use of these assets.

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

When the Group acts as the lessor, the acquisition cost of the leased assets is presented under Tangible assets in the consolidated balance sheet. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

When the Group acts as the lessee the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

ii.	Sale and leaseback transactions

In sale and leaseback transactions, where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

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

Any excess of the cost of the investments in the Group over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-	If it is attributable to specific and identifiable assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

-	If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

-	The remaining amount is recognized as goodwill, which is allocated to one or more CGUs. A CGU is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

For the purposes of the impairment analysis, goodwill is allocated to one or more CGUs expected to benefit from the synergies arising from business combinations. The CGUs represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each CGU or CGUs to which goodwill is allocated:

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

For the purpose of determining the impairment of a CGU to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

The recoverable amount of a CGU is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Group estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the weighted cost of capital assigned to each CGU.

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

The Group's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

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

At the end of 2015 and 2016, certain litigation and claims were in process against the Group arising from the ordinary course of their operations (see Note 24).

p)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in consolidated equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to Accumulated reserves in consolidated equity.

For cash-settled share-based payments, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated income statement for the year.

Share-based payments are discussed in Note 41.b, c. and d.

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

Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees, are accrued and recognized in income over the term of the loan as a part of the effective interest method.

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

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost (described in Note 2.g. above).

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

The Group's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 24.c.).

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

- Any gain or loss arising from plan settlements is recognized under Provisions (net).

-	Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

-	The remeasurement of defined benefit obligation is recognized in the consolidated other comprehensive income and includes:

-	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Further details about post-employment benefits are given in Note 24.c.

t)	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax (hereinafter, ISR) is recognized in profit for the year in which they are incurred. The ISR currently payable is based on taxable profit for the year. Taxable profit differs from Operating profit before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the near future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the near future.

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

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities

Current and deferred tax for the year

Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in the consolidated other comprehensive income or directly in consolidated equity, in which case, the current and deferred tax are also recognized in the consolidated other comprehensive income or directly in consolidated equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u)	Remaining maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2014, 2015 and 2016 year-end is provided in Note 44.

v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO.

w)	Dividend distribution

Dividend distributions to the Group’s shareholders are recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders.

x)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized under Accumulated reserves in consolidated equity.

y)	Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified. The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

z)	Consolidated income statement and other comprehensive income

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

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in consolidated equity is presented in this consolidated statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable IFRS, will not be reclassified subsequently to the consolidated income statement since the requirement established by the corresponding accounting standards are met.

aa)	Consolidated statement of changes in total equity

This consolidated statement presents all the changes in consolidated equity, including the adjustments in the opening balance on Accumulated reserves arising from changes in accounting policies and from the correction of errors.

Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together based on their nature into the following items:

a.	Adjustments in the opening balance on Accumulated reserves due to changes in accounting policies and from the correction of errors: include those in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated income statement.

c.	Other changes in consolidated equity: include the remaining items recognized in consolidated equity, including, inter alia, increases and decreases in share capital, distribution of profit, transactions involving own equity instruments (treasury shares), share-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3.	Significant events

The following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions undertaken by the Group over the last three years:

3.1 Mexican real estate sector

During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican homebuilders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfilled the requirements provided by the Mexican Commercial Bankruptcy Law to be considered insolvent. In June and November 2015, the Mexican authorities declared concluded the bankruptcy act for these two Mexican real estate companies.

In early December 2014, the remaining Mexican real estate company sent to the relevant court, a request to initiate a pre-arranged bankruptcy. In January 2015, this real estate company was declared bankrupt under the Mexican Commercial Bankruptcy Law, which was declared concluded by the Mexican authorities in February 2016.

As of December 31, 2015 and 2016, the loan portfolio of the Group with the three principal Mexican real estate companies amounted to 4,232 and 2,201 million pesos, respectively, which represents 0.79% and 0.38% of loans and advances to customers and 0.36% and 0.16% of the total assets of the Group, of which 3,478 and 1,505 million pesos are impaired. As of December 31, 2015 and 2016, the Group has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

3.2 Sale agreement for custodial business

On July 24, 2015, Banco Santander (Spain) made an offer to the Group to purchase their custodial business. This offer was accepted by the Group. The agreed sale price was 1,191 million pesos. This offer required the Group to transfer their custodial business; however, this obligation was subject to the following conditions: i) was valid until June 30, 2016; ii) was subject to the same conditions established in a global agreement signed by Banco Santander (Spain) consisted of the sale of the custodial businesses in Spain, Mexico and Brazil; iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose purpose was the operation of the custodial business in Mexico; iv) was dependent on the global transaction, if it was terminated, the transaction would also terminate in Mexico; and v) the transaction should have been formalized through the signing of the respective contracts.

As of the date of these consolidated financial statement there has not been a new offer by Banco Santander (Spain) nor has received an announcement that indicates the transaction was terminated; however, on August 2016, Mexican authorities authorized Banco Santander (Spain) to establish and operate a new bank in Mexico named Banco S3 México, S.A., Institución de Banca Múltiple (Banco S3). The activities of Banco S3 will be focused on the specialized business of deposits, custodial and management of securities and cash in Mexico.

3.3 Scotiabank Inverlat loan portfolio acquisition

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

3.4 New auditors 2016

The Board of Directors of the Group by meeting on July 23, 2015, agreed to appoint PricewaterhouseCoopers, S.C. (PwC), as the external auditor of the Group to conduct the audit of the consolidated financial statements from 2016, 2017 and 2018. This decision was taken in line with corporate governance guidelines recommendations periodic rotation of the external auditor, on the proposal of the Audit Committee.

3.5 Issuance of subordinated liabilities (Additional Tier 1)

On December 29, 2016, the Group issued Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (Subordinated Additional Tier 1 Capital Notes) for an amount of 500 million USD. The Subordinated Additional Tier 1 Capital Notes are convertible in common shares “F” or “B” series, depending on the occurrence of some trigger events (see Note 22).

3.6 Auction of Bonos de Regulación Monetaria Reportables

The Central Bank carried out an auction of Bonos de Regulación Monetaria Reportables (BREMS R) whose objective is to contribute to the healthy development of the Mexican Financial System as well as to make its monetary policy more efficient. On May 12, 2016, the Central Bank established in the Federal Official Gazette (DOF by its Spanish acronym) the rules of the auction for these BREMS R as an alternative for Mexican banks to comply with the compulsory deposits required by the Central Bank.

BREMS R can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank.

As of December 31, 2016, the Group’s position of BREMS R amounted to $7,781 million pesos, which were settled with resources originated from the cancelation of the compulsory deposits (see Note 6).

4.	Immaterial misstatement on consolidated statement of cash flows from prior years

During 2016, the Group identified an immaterial misstatement in its 2015 and 2014 consolidated statement of cash flows. The Group incorrectly calculated the effect of foreign exchange rate changes on foreign currency cash deposits. This change had no impact to net increase (decrease) in cash and cash equivalents in 2015 and 2014 and had no impact on cash and cash equivalents as of December 31, 2015 and 2014.

The Group has deemed this misstatement immaterial to its previously issued consolidated statements of cash flows taken as a whole. The following table reflects the changes in the consolidated statement of cash flow for the years ended December 31, 2015 and December 31, 2014:

As of December 31, 2014	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	5,482	2,706	8,188
Adjustments made to obtain the cash flows from operating activities-	2,681	2,706	5,387
Effect of foreign exchange rate changes on foreign currency cash deposits	(2,874)	2,706	(168)
Net (increase)/decrease in operating assets-	(84,752)	-	(84,752)
Net increase/(decrease) in operating liabilities-	78,215	-	78,215
Income tax paid	(4,104)	-	(4,104)
Dividends received from equity instruments	153	-	153

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,500)	-	(2,500)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,714)	-	(3,714)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	2,874	(2,706)	168
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,142	-	2,142
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	49,681	-	49,681
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	51,823	-	51,823

As of December 31, 2015	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	11,972	5,567	17,539
Adjustments made to obtain the cash flows from operating activities-	543	5,567	6,110
Effect of foreign exchange rate changes on foreign currency cash deposits	(5,733)	5,567	(166)
Net (increase)/decrease in operating assets-	(214,718)	-	(214,718)
Net increase/(decrease) in operating liabilities-	213,225	-	213,225
Income tax paid	(1,199)	-	(1,199)
Dividends received from equity instruments	117	-	117

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,944)	-	(2,944)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,796)	-	(6,796)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	5,733	(5,567)	166
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	-	7,965
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	51,823	-	51,823
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	59,788	-	59,788

5.	Distribution of the Group's profit and Earnings per share

5.1 Distribution of the Group's profit

The distributions of the Group's net profit for the years ended December 31, 2015 and 2016 approved by the Board of Directors during the annual general meetings are as follows:

	2014	2015	2016

Profit of the year	13,289	14,004	16,504
Dividends declared	3,473	6,760	17,468
Dividend per share (pesos)	0.51	1.00	2.58
Date of payment	12/29/2014	05/29/2015 and 12/22/2015	05/26/2016 and 12/30/2016

5.2 Earnings per share

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares issued during the year (see Note 29.a.), excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share were determined as follows:

	2014	2015	2016

Profit attributable to the Parent	13,288	14,003	16,504
Profit (net of non-controlling interests)	13,288	14,003	16,504
Weighted average number of shares outstanding	6,775,809,054	6,777,712,725	6,778,842,369
Basic earnings per share (pesos)	1.96	2.07	2.43

ii	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share were determined as follows:

	2014	2015	2016

Profit attributable to the Parent	13,288	14,003	16,504
Profit (net of non-controlling interests)	13,288	14,003	16,504
Weighted average number of shares outstanding	6,775,809,054	6,777,712,725	6,778,842,369
Dilutive effect of rights on shares	10,585,859	8,682,188	7,552,544
Adjusted number of shares	6,786,394,913	6,786,394,913	6,786,394,913
Diluted earnings per share (pesos)	1.96	2.06	2.43

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 11 million pesos during 2014, 13 million pesos during 2015 and 13 million pesos during 2016, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 339 million pesos during 2014, 282 million pesos during 2015 and 401 million pesos during 2016. The main benefits paid to the Group’s executive officers are: Christmas bonus, vacation bonus, holidays, performance bonus, share-based payments, health care services, health insurance, life insurance and retirement fund.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 468 million pesos at December 31, 2014, 361 million pesos at December 31, 2015 and 265 million pesos at December 31, 2016.

d)	Global Program – Performance share plan

The Group participates in a share-based variable compensation plan launched by Banco Santander (Spain) as part of its growth strategy implemented in 2008. This plan was implemented through the granting of a predetermined number of shares of Banco Santander (Spain) to certain executive officers and other executives of the Group, based on the extent to which certain targets were achieved. The last cycle of this plan expired on June 30, 2014 (see Note 41.b.).

e)	Local Program

The Group established a share-based variable compensation plan for its executive officers and other executives (Local Program). This plan is settled through the Group’s own equity instruments and is recognized according to their fair value at grant date. Details of the plan are presented in Note 41.c.

f)	Corporate performance shares plan 2014

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan 2014 is payable in shares of the Group and will begin on July 1, 2015. Details of the plan are presented in Note 41.d.

g)	Long-term incentive plan 2015

During September 2016, the Group began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan is payable in shares of the Group in 2019. Details of the plan are presented in Note 41.e.

h)	Loans to executive officers

The loans granted to executive officers amount to 52 million pesos and 31 million pesos as of December 31, 2015 and 2016, respectively.

7.	Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2015	12/31/2016

Cash	23,040	24,887
Central Bank compulsory deposits	35,872	28,094
Deposits in the Central Bank	876	25,682
	59,788	78,663

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties. Due to the nature of these compulsory deposits, management considered them as restricted assets.

Note 44.a. includes a breakdown of the remaining maturity of Cash and balances with the Central Bank. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 44.d. includes the fair value amounts of these assets.

8.	Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial assets at fair value through profit or loss	735	37,831
Loans and receivables	57,599	82,568
	58,334	120,399
Type:
Reciprocal accounts	14,192	26,017
Time deposits	98	96
Guarantee deposits - Collateral delivered for OTC derivatives transactions (Note 32)	30,223	51,414
Reverse repurchase agreements	735	37,831
Call money transactions granted	-	1,062
Other accounts	13,086	3,979
	58,334	120,399
Currency:
Peso	23,334	59,809
USD	34,975	60,496
Other currencies	25	94
	58,334	120,399

As of December 31, 2015 and 2016, time deposits consist of 98 million pesos and 96 million pesos, respectively related to deposits that the Group holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 3 business days. As of December 31, 2015, there are no call money transactions granted. As of December 31, 2016, these transactions are as follows:

	Days	Interest Rate (average)	12/31/2016

Mexican financial institutions	3	5.75%	1,062

As of December 31, 2015 and 2016, 311 million pesos and 77 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables.

As of December 31, 2015 and 2016, 30,223 million pesos and 51,414 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Loans and receivables (see
Note 32).

As of December 31, 2015 and 2016, 748 million pesos and 37,849 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Loans and receivables.

9.	Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2015	12/31/2016

Classification:
Financial assets held for trading	209,158	141,710
Available-for-sale financial assets	113,525	154,318
Loans and receivables	6,011	11,472
	328,694	307,500
Type:
Mexican government debt securities	283,565	230,371
Of which:
Collateral delivered for OTC transactions (Note 32)	770	2,670
Foreign government debt securities	31,162	65,286
Of which:
Brazilian Government Notes	20,813	34,359
US Government Treasury Bills (T-BILLS)	10,349	30,927
Debt securities issued by financial institutions	7,826	5,612
Other debt securities	6,141	6,231
	328,694	307,500
Currency:
Peso	290,171	221,247
USD	14,100	36,922
Brazilian Real (BRL)	20,813	34,359
Other currencies	3,610	14,972
	328,694	307,500

As of December 31, 2015 and 2016, 770 million pesos and 2,670 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets held for trading (see Note 32).

As of December 31, 2015 and 2016, 24,413 million pesos and 20,769 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Debt instruments – Financial assets held for trading.

The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2015	12/31/2016

Federal Treasury Securities (CETES)	27,788	8,504
United Mexican States Bonds (UMS)	529	48
Federal Mexican Government Development Bonds (BONDES)	99,230	41,684
M and M10 Mexican Government Bonds	11,029	10,286
Mexican Bank Saving Protection Bonds (BPATs)	47,176	35,595
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	14,656	8,881
T-BILLS	-	30,927
Other debt securities	8,750	5,785
	209,158	141,710

(1)	“UDIs” are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2016, one UDI was equal to 5.562883 pesos.

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2015	12/31/2016

UMS	3,995	17,479
M, M3 and M5 Mexican Government Bonds	52,720	75,639
BPATs	15,794	15,877
UDIBONDS	4,637	4,906
T-BILLS	10,349	-
Brazilian Government Notes	20,813	34,359
Other debt securities	5,217	6,058
	113,525	154,318
Of which:
Before allowance for impairment losses	113,525	154,318
Allowance for impairment losses	-	-
	113,525	154,318

The breakdown by issuer rating of Debt instruments at December 31, 2015 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	10,349	10,349	3.15%
A	6,930	245,243	252,173	76.72%
BBB	3,034	4,524	7,558	2.30%
Below BBB	-	20,813	20,813	6.33%
BB	3,784	33,798	37,582	11.43%
Below BB	219	-	219	0.07%
	13,967	314,727	328,694	100%

The breakdown by issuer rating of Debt instruments at December 31, 2016 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	30,927	30,927	10.06%
A	3,352	200,649	204,001	66.33%
BBB	3,709	17,527	21,236	6.91%
BB	4,609	46,555	51,164	16.64%
Below B	172	-	172	0.06%
	11,842	295,658	307,500	100%

As of December 31, 2015, BBB ratings balance include mainly sovereign exposures in Mexico, while ratings balances below BBB include sovereign exposures in Brazil. As of December 31, 2016, BBB ratings balance include mainly sovereign exposures in Mexico, while ratings balance BB includes both sovereign exposures in Brazil and Mexico. During 2016, the sovereign rating of Brazil remains the same as of the date of issuance of these consolidated financial statements.

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2015	12/31/2016

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	2,462	2,531
Special CETES - support program for housing loan debtors	3,549	1,160
BREMS R	-	7,781
	6,011	11,472

Type:
Unquoted	6,011	11,472
Of which:
Before allowance for impairment losses	6,011	11,472
Allowance for impairment losses	-	-
	6,011	11,472

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015	2016

Beginning balance	61,423	83,029	113,525
Net additions/(disposals)	21,533	30,527	44,366
Valuation adjustments	334	(192)	(3,453)
Amounts reclassified to consolidated income statement	(261)	161	(120)
Balance at year-end	83,029	113,525	154,318

As of December 31, 2015 and 2016, 22,831 million pesos and 42,347 million pesos, respectively, of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments – Available-for-sale.

c)	Allowance for impairment losses

As of December 31, 2015 and 2016 and during 2014, 2015 and 2016, the Group has not recognized any impairment on Debt Instruments – Available-for-sale (see Note 28).

d)	Other information

Note 44.a. contains a breakdown of the remaining maturity periods of Available-for-sale – Debt Instruments. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Debt instruments – Loans and receivables.

10.	Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2015	12/31/2016

Classification:
Financial assets held for trading	2,178	2,180
Available-for-sale financial assets	95	123
Of which:
Others	95	123
Of which:
Before allowance for impairment losses	95	123
Allowance for impairment losses	-	-
	2,273	2,303
Type:
Shares of Mexican companies	2,247	2,303
Shares of foreign companies	26	-
	2,273	2,303

As of December 31, 2015, 52 million pesos of equity instruments have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Equity instruments – Financial assets held for trading (see Note 32).

As of December 31, 2015, 492 million pesos of Equity Instruments have been delivered in connection with securities loan transactions in which the lender is the Group, and are classified as restricted assets within Equity instruments – Financial assets held for trading.

As of December 31, 2015 and 2016, 551 million pesos and 3 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments – Financial assets held for trading (see Note 31).

As of December 31, 2015 and 2016, 492 million pesos and 2 million pesos, respectively, of Equity instruments, have been pledged in connection with securities loans transactions in which the lender is the Central Bank and are classified as restricted assets within Equity instruments – Financial assets held for trading.

Note 44.a. contains a breakdown of the remaining maturity periods of these assets.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2014	2015	2016

Beginning balance	102	99	95
Transfer to non-current assets held for sale	-	-	-
Net additions/(disposals)	-	-	65
Valuation adjustments	(2)	(4)	(37)
Amounts reclassified to consolidated income statement	(1)	-	-
Balance at year-end	99	95	123

Note 28.a. includes a breakdown of the valuation adjustments recognized in the consolidated other comprehensive income under Valuation adjustments - Available-for-sale financial assets.

c)	Allowance for impairment losses

As of December 31, 2015 and 2016 and during 2014, 2015 and 2016, the Group has not recognized any impairment on Equity Instruments - Available-for-sale.

11.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 32):

	12/31/2015		12/31/2016
	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	35,156	35,969	64,589	65,719
Currency risk	80,258	87,159	134,430	139,461
Market price risk	1,367	1,437	888	510
	116,781	124,565	199,907	205,690

Note 44.a. contains a breakdown of the remaining maturity periods of trading derivatives.

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2015	12/31/2016

Securities loans:
Debt instruments	23,475	20,246
Equity instruments	130	129
	23,605	20,375
Short sales:
Debt instruments (*)	26,406	42,125
	50,011	62,500

(*)	These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 25,252 million pesos and 41,976 million pesos as of December 31, 2015 and December 31, 2016, respectively.

Note 44.a. contains a breakdown of the remaining maturity periods of these liabilities.

12.	Loans and advances to customers

a)	Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2015	12/31/2016

Other financial assets at fair value through profit or loss	26,623	3,242

Loans and receivables	535,277	581,645
Of which:
Before allowance for impairment losses	554,026	599,528
Allowance for impairment losses	(18,749)	(17,883)
	561,900	584,887

As of December 31, 2015 and 2016, 1,609 million pesos and 3,214 million pesos, respectively, of loans and advances to customers have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to customers – Loans and receivables.

b)	Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Group's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2015	12/31/2016

By loan type:
Commercial, financial and industrial loans	268,972	302,371
Public sector loans	59,922	57,022
Mortgage loans	116,404	125,636
Reverse repurchase agreements	26,623	3,242
Installment loans to individuals -
Revolving consumer credit card loans	45,929	49,585
Non-revolving consumer loans	43,057	47,319
Impaired loans	19,742	17,595
	580,649	602,770
By borrower sector:
Public sector	59,925	57,022
Individuals	215,459	233,293
Communications and transportation	21,619	21,889
Construction	36,350	34,817
Manufacturing	58,309	59,984
Services	162,407	165,077
Tourism	12,436	15,036
Other sectors	14,144	15,652
	580,649	602,770
By geographical area:
Mexico	580,649	602,770
	580,649	602,770
By interest rate:
Fixed rate	230,911	215,697
Floating rate	349,738	387,073
	580,649	602,770

As of December 31, 2015 and 2016, 26,616 million pesos and 3,240 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)	Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2014	2015	2016

Beginning balance	(13,764)	(15,198)	(18,749)

Impairment losses on financial assets – Loans and receivables (*)	(14,831)	(17,766)	(19,022)
Of which:
Individually assessed	(3,925)	(6,172)	(5,802)
Collectively assessed	(10,906)	(11,594)	(13,220)

Others	(113)	(209)	(157)

Write-off of impaired balances against recorded allowance for impairment losses	13,510	14,424	20,045
Balance at year-end	(15,198)	(18,749)	(17,883)

Of which:
By method of assessment:
Individually	(6,031)	(7,943)	(6,463)
Collectively	(9,167)	(10,806)	(11,420)
By geographical location of risk:
Mexico	(15,198)	(18,749)	(17,883)
By classification of assets:
Loans and advances to customers	(15,198)	(18,749)	(17,883)

(*)	The amount of impairment losses on financial assets – Loans and receivables presented in the consolidated income statement is net of recoveries of loans previously charged-off and recovery expenses in the amount of 1,699 million pesos in 2014, 1,725 million pesos in 2015 and 2,361 million pesos in 2016.

d)	Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables – Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2014	2015	2016

Beginning balance	15,175	18,430	19,742
Additions	24,848	30,006	30,431
Transfers to performing loans	(8,083)	(14,270)	(12,533)
Written-off assets	(13,510)	(14,424)	(20,045)
Balance at year-end	18,430	19,742	17,595

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

The breakdown of the balance of the financial assets classified as Loans and receivables – Loans and advances to customers between no past due and past due at December 31, 2016 is as follows:

		With Balances Past Due by
	With no Past Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial loans	2,658	1,322	417	758	1,687	6,842
Mortgage loans	759	1,356	1,044	708	2,911	6,778
Installment loans to individuals
Of which:
Revolving consumer credit card loans	786	1,166	-	-	-	1,952
Non-revolving consumer loans	485	1,080	423	3	32	2,023
	4,688	4,924	1,884	1,469	4,630	17,595

e)	Renegotiated loans

Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the Year Ended 12/31/2014				For the Year Ended 12/31/2015				For the Year Ended 12/31/2016
	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total	Performing loans		Impaired Loans	Total
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors			Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors

Commercial, financial and industrial loans	694	-	2,040	2,734	3,219	-	1,591	4,810	3,576	-	1,606	5,182
Mortgage loans	1	-	-	1	-	-	-	-
Installment loans to individuals	542	-	799	1,341	96	-	294	390	1,073	-	158	1,231
Total	1,237	-	2,839	4,076	3,315	-	1,885	5,200	4,649	-	1,764	6,413
Percentage	30%	-	70%	100%	64%	-	36%	100%	72%	-	28%	100%

Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria is reached as described in Note 2.g.

The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

The Group has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications, among others.

See Note 47 (c).4.7 Recovery management for additional information regarding restructured and refinanced loan portfolios.

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

Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Group’s collaterals or guarantees are contractual and are typically classified as follows:

•	Financial and other collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity securities), collection rights, inventory, equipment and real estate are included in this category:

- Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

- Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

- Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

- Real estate.

•	Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third-party guarantee and has been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 47 (c) 4.4 Transaction decision-making – Credit risk mitigation techniques for additional information regarding collaterals.

The breakdown is as follows:

	Maximum Exposure to Credit Risk	12/31/2015
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	325,939	316,169	9,770	1,891	7,879	-	-	-
Other financial assets at fair value through profit or loss	27,358	-	27,358	-	27,364	-	-	-
Available-for-sale financial assets	113,525	113,525	-	-	-	-	-	-
Loans and receivables:	617,636	309,188	308,448	-	-	104,812	187,603	36,966
Of which:
Loans and advances to credit institutions	57,599	57,599	-	-	-	-	-	-
Loans and advances to customers	554,026	245,578	308,448	-	-	104,812	187,603	36,966
Commercial, financial and industrial loans	278,642	99,812	178,830	-	-	49,169	80,805	34,463
Public sector loans	59,925	38,532	21,393	-	-	55,606	-	2,503
Mortgage loans	122,918	15,472	107,446	-	-	-	105,475	-
Installment loans to individuals:
Revolving consumer credit card loans	47,775	47,775	-	-	-	-	-	-
Non-revolving consumer loans	44,766	43,987	779	-	-	37	1,323	-
Debt instruments	6,011	6,011	-	-	-	-	-	-
Guarantees and loan commitments	40,874	40,874	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	72,841	72,841	-	-	-	-	-	-
	1,198,173	852,597	345,576	1,891	35,243	104,812	187,603	36,966

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

	Maximum Exposure to Credit Risk	12/31/2016
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
		Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	341,617	333,217	8,400	3,182	5,218	-	-	-
Other financial assets at fair value through profit or loss	41,073	-	41,073	-	41,091	-	-	-
Available-for-sale financial assets	154,318	154,318	-	-	-	-	-	-
Loans and receivables:	693,568	307,457	386,111	-	-	122,050	204,806	68,112
Of which:
Loans and advances to credit institutions	82,568	82,568	-	-	-	-	-	-
Loans and advances to customers	599,528	213,417	386,111	-	-	122,050	204,806	68,112
Commercial, financial and industrial loans	309,213	82,623	226,590	-	-	96,926	76,511	65,096
Public sector loans	57,022	29,667	27,355	-	-	24,971	-	3,016
Mortgage loans	132,414	1,149	131,265	-	-	-	126,869	-
Installment loans to individuals:
Revolving consumer credit card loans	51,537	51,537	-	-	-	-	-	-
Non-revolving consumer loans	49,342	48,441	901	-	-	153	1,426	-
Debt instruments	11,472	11,472	-	-	-	-	-	-
Guarantees and loan commitments	62,065	62,065	-	-	-	-	-	-
Available lines of credit cards and non-revolving consumer loans	36,256	36,256	-	-	-	-	-	-
	1,328,897	893,313	435,584	3,182	46,309	122,050	204,806	68,112

(1)	Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Group has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping with external ratings are as follows:

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

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2015
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	10	7,566	14,835	12,905	40,732	57,104	48,015	10,669	5,064	2,303	704	303	62	-	4,175	10,696	215,143
Public sector loans	-	-	-	-	-	37,183	942	-	1,878	2,620	10,968	1,553	-	-	-	-	-	-	-	4,781	59,925
	-	-	-	-	10	44,749	15,777	12,905	42,610	59,724	58,983	12,222	5,064	2,303	704	303	62	-	4,175	15,477	275,068

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	-	-	-	190	447	1,600	8,470	5,527	5,767	1,711	1,268	297	-	-	97	-	-	-	-	2,596	27,970
Loan commitments	-	-	-	25	349	99	845	388	2,280	4,117	1,733	159	55	81	23	-	-	-	58	2,427	12,639
	-	-	-	215	796	1,699	9,315	5,915	8,047	5,828	3,001	456	55	81	120	-	-	-	58	5,023	40,609
	-	-	-	215	806	46,448	25,092	18,820	50,657	65,552	61,984	12,678	5,119	2,384	824	303	62	-	4,233	20,500	315,677

	12/31/2016
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial loans (except SMEs)	-	-	-	-	15	4,006	17,082	6,699	54,717	61,648	57,457	10,978	3,497	1,753	1,373	116	1,949	-	204	19,824	241,318
Public sector loans	-	-	-	-	-	33,730	3,765	-	-	6,366	7,415	5,091	636	-	-	-	-	-	-	19	57,022
	-	-	-	-	15	37,736	20,847	6,699	54,717	68,014	64,872	16,069	4,133	1,753	1,373	116	1,949	-	204	19,843	298,340

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	653	-	-	1,959	2,063	6,449	14,063	8,996	5,986	3,834	784	310	312	-	-	75	33	-	-	2,324	47,841
Loan commitments	-	-	-	31	582	124	726	210	2,922	4,560	3,978	639	9	20	-	-	-	-	-	111	13,912
	653	-	-	1,990	2,645	6,573	14,789	9,206	8,908	8,394	4,762	949	321	20	-	75	33	-	-	2,435	61,753
	653	-	-	1,990	2,660	44,309	35,636	15,905	63,625	76,408	69,634	17,018	4,454	1,773	1,373	191	1,982	-	204	22,278	360,093

The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2015
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	39,504	9,717	2,084	2,394	5,106	1,722	743	2,108	117	4	63,499
Mortgage loans	80,018	15,196	4,984	7,391	1,753	4,279	1,818	4,373	665	2,441	122,918
Revolving consumer credit card loans	6,610	9,104	6,008	8,674	7,269	3,364	2,950	3,470	326	-	47,775
Non-revolving consumer loans	2,592	4,091	5,850	14,860	5,284	2,638	4,261	2,062	2,279	849	44,766
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	3,294	278,958

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	72,841	72,841
Guarantees	-	-	-	-	-	-	-	-	-	-	-
Loan commitments	-	-	-	-	-	-	-	-	-	265	265
	-	-	-	-	-	-	-	-	-	73,106	73,106
	128,724	38,108	18,926	33,319	19,412	12,003	9,772	12,013	3,387	76,400	352,064

	12/31/2016
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	41,133	12,018	1,913	3,506	4,650	1,360	756	2,065	101	393	67,895
Mortgage loans	89,712	11,318	2,979	14,404	1,800	2,163	1,763	3,817	880	3,578	132,414
Revolving consumer credit card loans	2,855	11,997	12,304	5,835	3,329	4,804	4,617	4,499	1,297	-	51,537
Non-revolving consumer loans	2,426	5,226	7,181	16,057	5,365	2,950	4,830	1,957	2,536	814	49,342
	136,126	40,559	24,377	39,802	15,144	11,277	11,966	12,338	4,814	4,785	301,188

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	-	-	-	-	-	-	-	-	-	36,256	36,256
Guarantees	132	-	-	-	-	-	-	-	-	-	132
Loan commitments	180	-	-	-	-	-	-	-	-	-	180
	312	-	-	-	-	-	-	-	-	36,256	36,568
	136,438	40,559	24,377	39,802	15,144	11,277	11,966	12,338	4,814	41,041	337,756

The following is a breakdown of the retail portfolios that are past due but not impaired at December 31, 2015 and 2016, classified by type of loan and by age of the oldest past due amount.

Portions of the retail portfolio that are past due but not impaired as of December 31, 2015 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	57,943	2,516	889	785	62,133
Mortgage loans	107,441	5,366	2,620	977	116,404
Installment loans to individuals
Of which:
Revolving consumer credit card loans	43,441	1,121	776	591	45,929
Non-revolving consumer loans	38,583	3,309	612	553	43,057
	247,408	12,312	4,897	2,906	267,523

Portions of the retail portfolio that are past due but not impaired as of December 31, 2016 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial loans (SMEs)	63,248	1,725	756	533	66,262
Mortgage loans	116,170	4,535	3,636	1,295	125,636
Installment loans to individuals
Of which:
Revolving consumer credit card loans	47,170	1,061	760	594	49,585
Non-revolving consumer loans	44,429	1,819	596	475	47,319
	271,017	9,140	5,748	2,897	288,802

g)	Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). As of December 31, 2015 and 2016, the securitized loans retained on the consolidated balance sheet relate to securitized mortgage assets amount to 226 million pesos and 237 million pesos, respectively.

Securitization is used as a tool for diversifying the Group’s liquidity sources. The Group had not performed any securitization in 2014, 2015 and 2016 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

13.	Hedging derivatives

The Group, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

- Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.

- Fair value hedges: hedging the exposure to changes in the fair value of assets attributable to an identified, hedged risk.

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2015		12/31/2016
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	1	1,720	93	3,727
Cash flow hedges	12,120	7,848	14,910	10,560
	12,121	9,568	15,003	14,287

b)	Quantitative information

Fair value hedges

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	4,620	4,620	Peso	Loans and receivables – Interest rate risk
IRS	1,659	96	USD	Loans and receivables – Interest rate risk
Cross-Currency Swaps (CCS)	182	14	USD	Loans and receivables – Interest rate and foreign exchange risk
CCS	278	18	Euro	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	Petróleos Mexicanos Bonds (PEMEX Bonds) – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,863	2,863	Peso	Loans and receivables-Interest rate risk
IRS	1,618	78	USD	Loans and receivables-Interest rate risk
CCS	99	8	USD	Loans and receivables –Interest rate and foreign exchange risk
CCS	9,614	470	Euro	UMS – Interest rate and foreign exchange risk
CCS	950	50	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Group are extended in certain cases up to the year 2026.

For 2014, 2015 and 2016, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recognized in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (71) million pesos, 23 million pesos and (363) million pesos, respectively (see Note 38).

For 2014, 2015 and 2016, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 65 million pesos, (105) million pesos and 375 million pesos, respectively (see Note 38).

Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2015, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	6,159	441	USD	Loans and receivables – Foreign exchange risk

CCS	5,780	332	Euro	Loans and receivables – Foreign exchange risk

CCS	9,357	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	18,974	1,100	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	1,607	86	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

Forward Fx-BRL	13,376	2,377	BRL	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	24,546	1,735	USD	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	2,050	2,050	Peso	BPAGs Bonds – Interest rate risk

CCS	4,713	331	USD	Loans and receivables – Foreign exchange risk

CCS	4,958	261	Euro	Loans and receivables – Foreign exchange risk

CCS	11,186	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	21,546	1,045	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	2,657	136	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

CCS	1,093	60	USD	UMS – Foreign exchange risk

Forward Fx-USD	24,433	1,491	USD	Brazilian Government Notes – Foreign exchange risk

During April 2015, the Group discontinued a cash flow hedge of Senior Unsecured Notes for an amount of 318 million USD (nominal value). This cash flow hedge began on December 2012 and February 2013, and at the date of discontinuance an amount of 64 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the Senior Unsecured Notes, which extended through the year 2022.

During April 2015, the Group discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 200 million USD (nominal value). This cash flow hedge began on April 2014 and at the date of discontinuance an amount of 44 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the subordinated capital notes, which extended through the year 2019.

During June 2014, the Group discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Central Bank compulsory deposits, which extended through the year 2018.

As of December 31, 2015 and 2016, included in the consolidated other comprehensive income under Valuation adjustments - Cash flow hedges, are 71 million pesos and 86 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being recycled based on the original terms of the forecast transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Loans and receivables and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2014	2015	2016

Balance at January 1	22	293	900
Valuation adjustments	(1,161)	(612)	(1,095)
Amounts recycled to consolidated income statement	1,548	1,479	1,785
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	1,551	1,483	1,787
Cash flow hedges ineffectiveness (Note 38)	(3)	(4)	(2)
Income taxes	(116)	(260)	(207)
Balance at December 31	293	900	1,383

As of December 31, 2016, the breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total

Cash flows to be received	364	1,073	2,437	330	4,204
Cash flows to be paid	(167)	(491)	(1,225)	(343)	(2,226)

Note 44.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14.	Non-current assets held for sale

a)	Breakdown

As of December 31, 2015 and 2016, non-current assets held for sale consist of foreclosed assets that amounted to 1,101 million pesos and 1,107 million pesos, respectively.

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

In 2014, 2015 and 2016, the Group recognized a loss of (15) million pesos, a gain of 91 million pesos and a gain of 71 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2014, the Group has recognized an impairment of 48 million pesos, under Impairment losses on other assets (net) in the consolidated income statement. For the years ended December 31, 2015 and 2016, there were no impairment losses recognized by the Group.

b)	Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2015	844
Additions	516
Disposals	(259)
Impairment losses	-
Balances at December 31, 2015	1,101
Additions	711
Disposals	(705)
Impairment losses	-
Balances at December 31, 2016	1,107

15.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2015	9,529
Additions	1,190
Disposals	(82)
Balances at December 31, 2015	10,637
Additions	1,096
Disposals	(115)
Balances at December 31, 2016	11,618

Accumulated depreciation:
Balances at January 1, 2015	(4,267)
Additions	(899)
Disposals	80
Balances at December 31, 2015	(5,086)
Additions	(953)
Disposals	115
Balances at December 31, 2016	(5,924)

Balances at December 31, 2015	5,551
Balances at December 31, 2016	5,694

As of December 31, 2016, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

In the second quarter of 2012, the Group entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, Fibra Uno) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the INPC and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are recognized as Other general administrative expenses in the consolidated income statement.

As of December 31, 2016, the future minimum lease payments required under the Group’s operating leases are as follows:

	12/31/2016
Operating Lease Due	Fibra Uno	Other Operating Leases	Total

2017	276	39	315
2018	276	184	460
2019	276	49	325
2020	276	129	405
2021	276	20	296
2022 and thereafter	2,848	3,519	6,367
Total commitments for minimum payments under operating lease	4,228	3,940	8,168

b)	Breakdown

The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	7,172	(3,322)	-	3,850
IT equipment and fixtures	1,568	(910)	-	658
Furniture and vehicles	1,522	(854)	-	668
Others	375	-	-	375
Balances at December 31, 2015	10,637	(5,086)	-	5,551

Buildings	7,904	(3,903)	-	4,001
IT equipment and fixtures	2,036	(1,082)	-	954
Furniture and vehicles	1,568	(939)	-	629
Others	110	-	-	110
Balances at December 31, 2016	11,618	(5,924)	-	5,694

16.	Intangible assets – Goodwill

a)	Breakdown

The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2015	12/31/2016

Santander Hipotecario	1,588	1,588
Santander Vivienda	146	146
	1,734	1,734

b)	Changes

There were no changes in Goodwill during 2015 and 2016.

c)	Impairment test

Management performed impairment test on a unique CGU basis due to the merger of Santander Vivienda, Santander Hipotecario and Santander Holding Vivienda as describe in Note 1.d

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	5 years
Perpetual cash flow	(2)
Discount rate(6)	8.2%
Of which:
Cost of Equity(3)	14.3%
Cost of Debt(4) Equity Structure(5)	6.4% 23% Equity / 77% Debt

(1)	The period of projections of cash flow are prepared using internal budgets and growth plans of management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

▪  D = Last estimated cash flow,

▪  g = Perpetual growth (0%), and

▪  i = Discount rate.

▪  n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:

▪  Rf = Risk free rate (5.7%),

▪  β = Beta (1.06), and

▪  Pr = Equity Risk Premium (8.1%).

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

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's management in 2014, 2015 and 2016, the Group has not recognized any impairment losses on Goodwill.

17.	Intangible assets - Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2015	4,578
Additions	1,761
Disposals	(91)
Balances at December 31, 2015	6,248
Additions	2,000
Disposals	(29)
Balances at December 31, 2016	8,219

Accumulated amortization and impairment:
Balances at January 1, 2015	(2,233)
Additions	(963)
Disposals	91
Balances at December 31, 2015	(3,105)
Additions	(1,105)
Disposals	29
Balances at December 31, 2016	(4,181)
Balances at December 31, 2015	3,143
Balances at December 31, 2016	4,038

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

			Accumulated Amortization	Impairment Losses	Carrying Amount
	Estimated Useful Life	Cost
IT developments	3 years	6,248	(3,105)	-	3,143
Balances at December 31, 2015		6,248	(3,105)	-	3,143

IT developments	3 years	8,132	(4,175)	-	3,957
Others	10 years	87	(6)	-	81
Balances at December 31, 2016		8,219	(4,181)	-	4,038

As of December 31, 2015 and 2016, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18.	Other assets

The breakdown of Other assets is as follows:

	12/31/2015	12/31/2016

Credit card operating balances	1,076	1,297
Insurance commission receivables	824	976
Prepayments	947	660
Net pension plan assets	2	-
Indemnification asset	202	-
Other	2,891	3,486
	5,942	6,419

19.	Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at fair value through profit or loss	145,484	40,634
Financial liabilities at amortized cost	54,349	99,322
	199,833	139,956
Type:
Reciprocal accounts	1,609	2,621
Time deposits	18,950	31,545
Overnight deposits	9,228	7,689
Repurchase agreements	145,484	40,634
Other accounts	24,537	57,397
Of which:
Collateral received for OTC derivatives transactions (Note 32)	2,323	33,474
Others	22,214	23,923
Accrued interest	25	70
	199,833	139,956
Currency:
Peso	170,076	101,843
USD	29,757	38,113
	199,833	139,956

Note 44.a. includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20.	Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at FVTPL	46,722	80,769
Financial liabilities at amortized cost	493,291	571,801
	540,013	652,570
Type:
Repurchase agreements	46,083	80,769
Demand deposits:
Current accounts	347,737	403,312
Savings accounts	1	-
Other deposits	24,652	27,696
Of which:
Collateral received for OTC derivatives transactions (Note 32)	11,952	14,347
Others	12,700	13,349
Time deposits:
Fixed-term deposits	121,385	140,215
Accrued interest	155	578
	540,013	652,570
Currency:
Peso	474,153	535,864
USD	65,841	116,706
Other currencies	19	-
	540,013	652,570

As of December 31, 2015 and 2016, customer deposits of 29 million pesos and 109 million pesos, respectively, have been received in connection with derivatives transactions traded in organized markets (see Note 32).

As of December 31, 2015 and 2016, customer deposits of 11,952 million pesos and 14,347 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

Note 44.a. includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21.	Marketable debt securities

a)	Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2015	12/31/2016

Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	12,623	12,335
Financial liabilities at amortized cost	74,826	77,668
	87,449	90,003
Type:
Certificates of deposit (unsecured)	23,068	25,944
Senior Unsecured Notes	17,073	20,462
Structured bank bonds	13,188	12,542
Promissory notes	24,078	16,101
Unsecured bonds	9,846	14,785
Mortgage-backed bonds	196	169
	87,449	90,003
Currency:
Peso	68,759	67,061
USD	18,690	22,942
	87,449	90,003

Note 44.a. includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)	Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

	2015	2016

Beginning balance	5,306	12,623
Issues	8,866	1,924
Of which:
Structured bank bonds	8,866	1,924
Of which:
Banco Santander México, S.A.	8,866	1,924
Redemptions	(1,144)	(2,218)
Of which:
Structured bank bonds	(1,144)	(2,218)
Of which:
Banco Santander México, S.A.	(1,144)	(2,218)
Changes in fair value	(405)	6
Balance at year-end	12,623	12,335

c)	Changes in Marketable debt securities classified as financial liabilities at amortized cost

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2015	2016

Beginning balance	53,771	74,826
Issues	3,284,358	2,738,139
Of which:
Certificates of deposit (unsecured)	326,837	56,431
Structured bank bonds	18,477	15,006
Promissory notes	2,936,044	2,656,702
Unsecured bonds	3,000	10,000
Of which:
Banco Santander México, S.A.	3,284,358	2,738,139
Redemptions	(3,265,856)	(2,738,883)
Of which:
Certificates of deposit (unsecured)	(317,735)	(53,705)
Structured bank bonds	(18,240)	(15,398)
Promissory notes	(2,929,841)	(2,664,673)
Unsecured bonds	(40)	(5,107)
Of which:
Banco Santander México, S.A.	(3,265,816)	(2,738,856)
Santander Vivienda, S.A. de C.V.	(40)	(27)
Accrued interest	25	69
Effect of changes in foreign exchange rates	2,528	3,517
Balance at year-end	74,826	77,668

d)	Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to 4,000,000,000 USD of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of issuance program up to 6,500,000,000 USD. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

As of December 31, 2015, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	157	01/04/2016	2.78%
Certificates of deposit (unsecured)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured)	350	03/03/2016	3.36%
Certificates of deposit (unsecured)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured)	800	03/10/2016	3.38%
Certificates of deposit (unsecured)	300	03/17/2016	3.53%
Certificates of deposit (unsecured)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	14	05/16/2016	3.20%
Certificates of deposit (unsecured)	450	05/26/2016	3.36%
Certificates of deposit (unsecured)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured)	750	06/02/2016	3.38%
Certificates of deposit (unsecured)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured)	300	05/20/2016	3.34%
Certificates of deposit (unsecured)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured)	450	07/21/2016	3.40%
Certificates of deposit (unsecured)	550	07/21/2016	3.36%
Certificates of deposit (unsecured)	50	07/21/2016	3.30%
Certificates of deposit (unsecured)	17	02/08/2016	3.20%
Certificates of deposit (unsecured)	600	08/25/2016	3.40%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	12	02/19/2016	3.20%
Certificates of deposit (unsecured)	2	01/25/2016	3.20%
Certificates of deposit (unsecured)	500	11/24/2016	3.42%
Certificates of deposit (unsecured)	19	02/12/2016	0.75%
Certificates of deposit (unsecured)	19	02/25/2016	0.75%
Certificates of deposit (unsecured)	6	10/17/2016	0.75%
Certificates of deposit (unsecured)	86	05/17/2016	0.50%
Certificates of deposit (unsecured)	82	01/05/2016	0.15%
Certificates of deposit (unsecured)	124	01/05/2016	0.10%
Certificates of deposit (unsecured)	78	01/05/2016	0.15%
Certificates of deposit (unsecured)	172	01/07/2016	0.10%
Certificates of deposit (unsecured)	126	01/12/2016	0.10%
Certificates of deposit (unsecured)	84	01/14/2016	0.25%
Certificates of deposit (unsecured)	127	01/15/2016	0.25%
Certificates of deposit (unsecured)	82	01/19/2016	0.35%
Certificates of deposit (unsecured)	129	01/21/2016	0.35%
Certificates of deposit (unsecured)	69	01/20/2016	0.30%
Certificates of deposit (unsecured)	140	01/26/2016	0.35%
Certificates of deposit (unsecured)	61	01/06/2016	0.20%
Certificates of deposit (unsecured)	168	01/28/2016	0.35%
Certificates of deposit (unsecured)	1	01/04/2016	0.15%
Certificates of deposit (unsecured)	1	02/02/2016	0.18%
	23,038
Accrued interest	30
	23,068

Senior Unsecured Notes	16,984	11/09/2022	4.125%
Accrued interest	89
	17,073

Structured bank bonds	34	01/04/2016	5.00%
Structured bank bonds	30	07/01/2016	TIIE
Structured bank bonds	150	07/01/2016	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	150	07/14/2016	TIIE
Structured bank bonds	10	07/25/2016	TIIE
Structured bank bonds	185	08/11/2016	TIIE
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	587	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	22	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	110	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	228	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds(*)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	935	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	705	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	469	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	98	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	941	10/23/2020	TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	174	12/14/2020	Guaranteed rate subject to SXDP
	13,186

Transaction costs and accrued interest (net)	2
	13,188

Promissory notes	10,000	01/25/2016	3.47%
Promissory notes	53	01/19/2016	3.25%
Promissory notes	66	01/04/2016	3.20%
Promissory notes	13,950	01/04/2016	3.25%
	24,069
Accrued interest	9
	24,078

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	2,800	09/21/2016	TIIE + 50 basis points (bps)
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	980	11/23/2017	9.05%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
	9,780
Accrued interest	66
	9,846

Mortgage-backed bonds	183	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	196
Accrued interest	-
	196

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2016, the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	2,500	02/17/2017	6.16%
Certificates of deposit (unsecured)	630	02/17/2017	6.16%
Certificates of deposit (unsecured)	2,000	04/27/2017	5.65%
Certificates of deposit (unsecured)	530	03/09/2017	5.65%
Certificates of deposit (unsecured)	80	04/12/2017	6.15%
Certificates of deposit (unsecured)	2,000	04/26/2017	5.65%
Certificates of deposit (unsecured)	300	04/21/2017	6.16%
Certificates of deposit (unsecured)	1,000	06/01/2017	5.65%
Certificates of deposit (unsecured)	700	06/09/2017	6.16%
Certificates of deposit (unsecured)	800	07/20/2017	5.65%
Certificates of deposit (unsecured)	50	07/25/2017	5.42%
Certificates of deposit (unsecured)	500	07/27/2017	5.65%
Certificates of deposit (unsecured)	1,000	10/06/2017	5.88%
Certificates of deposit (unsecured)	1,000	11/01/2017	5.88%
Certificates of deposit (unsecured)	45	01/02/2017	5.58%
Certificates of deposit (unsecured)	800	12/11/2017	5.88%
Certificates of deposit (unsecured)	1,100	04/12/2017	6.16%
Certificates of deposit (unsecured)	1,000	01/20/2017	6.16%
Certificates of deposit (unsecured)	300	06/28/2017	5.65%
Certificates of deposit (unsecured)	800	03/02/2017	5.65%
Certificates of deposit (unsecured)	1,730	05/26/2017	5.66%
Certificates of deposit (unsecured)	100	09/11/2017	5.64%
Certificates of deposit (unsecured)	1,000	08/15/2017	5.65%
Certificates of deposit (unsecured)	700	06/05/2017	6.13%
Certificates of deposit (unsecured)	500	02/01/2017	5.65%
Certificates of deposit (unsecured)	1,000	05/04/2017	5.65%
Certificates of deposit (unsecured)	500	02/10/2017	5.68%
Certificates of deposit (unsecured)	1,000	09/25/2017	5.88%
Certificates of deposit (unsecured)	2	07/31/2017	0.65%
Certificates of deposit (unsecured)	197	01/17/2017	0.20%
Certificates of deposit (unsecured)	403	01/26/2017	0.20%
Certificates of deposit (unsecured)	283	01/05/2017	0.35%
Certificates of deposit (unsecured)	215	01/12/2017	0.35%
Certificates of deposit (unsecured)	340	01/19/2017	0.20%
Certificates of deposit (unsecured)	379	01/10/2017	0.35%
Certificates of deposit (unsecured)	4	07/31/2017	0.95%
Certificates of deposit (unsecured)	1	07/31/2017	0.75%
Certificates of deposit (unsecured)	1	07/31/2017	0.90%
Certificates of deposit (unsecured)	103	05/09/2017	0.65%
Certificates of deposit (unsecured)	46	06/01/2017	0.50%
Certificates of deposit (unsecured)	1	07/31/2017	0.70%
Certificates of deposit (unsecured)	246	01/24/2017	0.20%
	25,886
Accrued interest	58
	25,944

Senior Unsecured Notes	20,349	11/09/2022	4.125%
Accrued interest	113
	20,462

Structured bank bonds	35	01/06/2017	10.00%
Structured bank bonds	10	01/10/2017	9.00%
Structured bank bonds	27	01/04/2017	11.59%
Structured bank bonds	17	01/13/2017	12.50%
Structured bank bonds	82	01/03/2017	4.18%
Structured bank bonds	10	01/05/2017	8.00%
Structured bank bonds	10	01/24/2017	7.00%
Structured bank bonds(*)	593	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	465	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	514	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	441	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	168	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	613	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	330	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	581	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	441	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	945	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	25	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	141	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	121	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	82	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	463	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	970	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	114	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	97	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	503	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	203	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	63	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	823	10/23/2020	TIIE
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	148	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	204	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	157	02/23/2021	TIIE
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	21	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX

Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	47	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	383	04/23/2021	TIIE
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	150	06/06/2018	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	215	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	93	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NKY, SXE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	10	01/10/2017	26.00%
Structured bank bonds(*)	83	01/17/2017	4.15%
	12,530
Transaction costs and accrued interest (net)	12
	12,542

Promissory notes	68	01/02/2017	5.70%
Promissory notes	55	01/18/2017	5.75%
Promissory notes	13,721	01/02/2017	5.75%
Promissory notes	2,254	01/02/2017	5.75%
	16,098
Accrued interest	3
	16,101

Unsecured bonds	3,000	03/16/2018	TIIE + 15 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	85
	14,785

Mortgage-backed bonds	156	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	169
Accrued interest	-
	169

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22.	Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2016
				Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Type	Currency of Issue	12/31/2015	12/31/2016

Tier II Subordinated Capital Notes	USD	22,788	27,278	1,300,000,000	5.95
Subordinated Additional Tier I Capital Notes	USD	-	10,247	500,000,000	8.50
	Balance at year-end	22,788	37,525

Note 44.a. includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 44.d. includes the fair value amounts of these liabilities.

b)	Changes

The changes in Subordinated liabilities were as follows:

	2015	2016
Beginning balance (million USD)	1,319	1,321
Issues		500
Of which:
Banco Santander México, S.A.	-	500
Transaction costs and accrued interest	2	(1)
Balance at year-end (million USD)	1,321	1,820
Exchange rate per one USD as of December 31,	17.2487	20.6194
Balance at year-end (million pesos)	22,788	37,525

c)	Other disclosures

Tier II Subordinated Capital Notes

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of 1,300 million USD equivalent to 1,300,000 securities with a nominal value of 1,000 USD each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of 10 million USD. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

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

Subordinated Additional Tier 1 Capital Notes

On December 29, 2016, the Group issued Subordinated Additional Tier 1 Capital Notes for an amount of 500 million USD. Subordinated Additional Tier 1 Capital Notes are convertible into common shares “F” or “B” series, depending on the holder (Banco Santander (Spain) or any other party, respectively) and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

Additional characteristics of the Subordinated Additional Tier 1 Capital Notes are as follows:

•	Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).

•	Conversion price: The conversion price shall be, if the common shares are:

i.	traded on the Mexican Stock Exchange, the higher of:

a.	the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate; or;

b.	the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

ii.	not traded on the Mexican Stock Exchange, the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

•	Subordinated Additional Tier 1 Capital Notes will accrue interest on an annual rate of 8.5% (subject to not being called in advance at the first call date or if the automatic conversion occurs), which will reset every five years considering the current five-year T-BILL interest rate plus the original credit spread. Interest payments will be recognized as a reduction of Accumulated reserves.

•	Fully callable in advance if the Subordinated Additional Tier 1 Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interests are considered non-deductible for tax purposes or iii) the applicable withholding tax increases.

•	Any call in advance must be authorized by the Central Bank.

Subordinated Additional Tier 1 Capital Notes are registered in the Securities and Exchange Commission of the United States of America.

These Subordinated Additional Tier 1 Capital Notes are accounted for as a compound instrument with both liability and equity components (that arises from the contingent settlement provision and from the right of the holders to receive discretional interest payments, respectively). The payment of discretionary interest is recorded to Accumulated reserves.

The liability component is recognized at the par value of the Subordinated Additional Tier 1 Capital Notes and is then deducted from the fair value of the compound financial instrument as a whole to arrive at the value of the equity component. A zero balance to the equity component is assigned, since there is an obligation to pay the full redemption amount and cannot avoid settlement in cash or another financial asset for the full redemption amount.

In addition, an embedded derivative arises from the call option features on the Subordinated Additional Tier 1 Capital Notes within five years subsequent to the issuance date and on every interest payment date thereafter. This call option is deemed to be closely related to the Subordinated Additional Tier 1 Capital Notes and is not accounted for separately.

23.	Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2015	12/31/2016

Trade payables	1,183	1,929
Collection accounts:
Tax payables	969	1,007
Financial transactions pending settlement	10,092	14,203
Other financial liabilities	1,688	2,670
	13,932	19,809

Note 44.a. includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 44.d. contains the fair value amounts of these liabilities.

The breakdown of unsettled financial transactions is as follows:

	12/31/2015	12/31/2016

Financial transactions pending settlement Of which:
M and M0 Mexican Government Bonds	9,310	6,199
CETES	-	695
UDIBONDS	720	2,118
Equity instruments	18	342
Other financial instruments	44	4,849
	10,092	14,203

The breakdown of Other financial liabilities is as follows:

	12/31/2015	12/31/2016

Retentions related to loans (*)	674	1,004
Mexican Bank Savings Protection Institute (IPAB) contingency	187	195
Other payable account	827	1,471
	1,688	2,670

(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2015 and 2016, the Group was the defendant in various legal proceedings and claims brought against it by clients as a result of the Groupʼs acquisition of Grupo Financiero Serfin, S.A. and subsidiaries (hereinafter, Grupo Financiero Serfin) in May 23, 2000 from the Mexican Bank Savings Protection Institute (hereinafter, IPAB) (see Note 40). Later, in 2006, Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

At the time of the acquisition, Grupo Financiero Serfin faced certain legal proceedings and claims brought by third parties and were taken over by the IPAB. The IPAB agreed to indemnify the Group, thereby, releasing the Group from liabilities exceeding the amount of 637 million pesos, related to legal, tax and labor contingencies arising from the operations of Grupo Financiero Serfin through the date of the acquisition. In connection with this arrangement, Grupo Financiero Serfin recognized a liability of 637 million pesos, which accrues interest at the CETES 28-day interest rate.

As of December 31, 2015 and 2016, the remaining balance of the IPAB liability and related accrued interest is 187 million pesos and 195 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to pay contingencies directly until the liability is reduced to zero.

24.	Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	12/31/2015	12/31/2016

Provisions for pensions and similar obligations	4,031	4,013
Provisions for tax and legal matters	1,092	1,394
Provisions for off-balance-sheet risk	952	874
Other provisions	619	1,050
Provisions	6,694	7,331

b)	Changes

The changes in Provisions were as follows:

	2014					2015					2016
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance-Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-Balance- Sheet Risk	Other Provisions	Total

Balance at the beginning of year	2,371	1,332	1,524	483	5,710	2,873	1,308	1,359	546	6,086	4,031	1,092	952	619	6,694
Additions charged (credited) to net income:
Interest expense and similar charges	195	-	-	-	195	214	-	-	-	214	311	-	-	-	311
Personnel expenses – Defined Benefit Plan	170	-	-	-	170	189	-	-	-	189	209	-	-	-	209
Personnel expenses – Defined Contribution Plan (Note 41)	259	-	-	-	259	284	-	-	-	284	313	-	-	-	313
Other	(50)	-	-	-	(50)	(21)	-	-	-	(21)	(165)	-	-	-	(165)
Actuarial (gains)/losses recognized in the year in Other comprehensive income	382	-	-		382	964	-	-	-	964	(530)	-	-	-	(530)
Period provisions	-	230	(165)	142	207	-	(32)	(407)	205	(234)	-	632	(78)	514	1,068
Contributions from the employer	(6)	-			(6)	15	-	-	-	15	546	-	-	-	546
Payments to pensioners and pre-retirees with a charge to internal provisions
(174)		-			(174)	(190)	-	-	-	(190)	(375)	-	-	-	(375)
Other payments (*)		(254)	-	(79)	(333)	-	(184)	-	(132)	(316)	-	(330)	-	(83)	(413)
Payments to Defined Contribution Plan	(259)	-	-	-	(259)	(284)	-	-	-	(284)	(311)	-	-	-	(311)
Transfers and other changes	(15)	-	-	-	(15)	(13)	-	-	-	(13)	6	-	-	-	(16)
Balances at the end of year	2,873	1,308	1,359	546	6,086	4,031	1,092	952	619	6,694	4,013	1,394	874	1,050	7,331

(*)	Included in these amounts are payments made by the Group to the Tax Administration Service of 19 million pesos in 2015 and 18 million pesos in 2016 due to the fact that the Group was not withholding income tax in their derivative transactions with certain counterparties.

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

The Group recognized as personnel expenses in the consolidated income statement the amounts of 259 million pesos, 284 million pesos and 313 million pesos in 2014, 2015 and 2016, respectively (see Note 41), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

According to Mexican Labor Law, the Group is liable for severance payments for employees who are terminated by the Group and seniority premiums, which are statutory retirement benefits. In addition, the Group offers a defined benefit pension plan and other post-retirement benefits agreed under a collective bargaining agreement. The defined benefit plans are administered in a pension fund that is legally separated from the Group. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

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

The plans typically expose the Group to actuarial risks such as investment risk, interest rate risk, longevity risk and salary risk.

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

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 4,010 million pesos and 3,990 million pesos as of December 31, 2015 and 2016, respectively.

The investment fund of the defined benefit post-employment plan was 3,887 million pesos and 3,426 million pesos as of December 31, 2015 and 2016, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2015 and 2016 consist of debt and equity instruments. The Group believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

Beginning on January 1, 2006, the Group introduced a new defined contribution medical expenses plan referred to as the “Retirement Medical Coverage Plan”. All individuals employed after January 1, 2006 were automatically enrolled in this plan. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or to be transferred to the “Retirement Medical Coverage Plan”. Under the “Retirement Medical Coverage Plan”, the Group pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of December 31, 2015 and 2016, approximately 1.48% and 1.30% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2015 and 2016, approximately 78.61% and 84.05% of the Group’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan”, due to they are registered in the Mexican Institute of Social Security (IMSS) as their medical coverage. In addition, they have a medical insurance that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2015	12/31/2016

Provisions for post-employment plans
Of which: Defined benefit pension plan	4,010	3,990
Provisions for defined contribution pension plan	21	23
Provisions for pensions and similar obligations	4,031	4,013

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Annual discount rate	8.5%	9.0%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	8.5%	9.0%
Cumulative annual INPC growth	4.0%	3.5%
Annual salary increase rate	5.0%	4.5%
Annual minimum salary increase rate	4.0%	3.5%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considers the term and performance of high-quality corporate bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Present value of the obligations:
Pension plan	2,392	2,315
Post-employment benefits	4,620	4,440
Other	885	661
	7,897	7,416
Less:
Fair value of plan assets	(3,887)	(3,426)

Provisions – Provisions for pensions	4,010	3,990
Of which:
Internal provisions for pensions	4,010	3,990

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit Pension Plan
	2014	2015	2016

Current service cost (Note 41)	170	189	209
Interest cost (net)	195	214	311
Other	(50)	(21)	(165)
	315	382	355

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2015	2016

Present value of the obligations at the beginning of year	7,188	7,897
Current service cost (Note 41)	189	209
Interest cost	581	646
Benefits paid	(611)	(834)
Actuarial (gains)/losses	416	(509)
Other	134	7
Present value of the obligations at the end of year	7,897	7,416

The duration of the defined benefit obligation is 9.35 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2015	2016

Fair value of plan assets at the beginning of year	4,336	3,887
Actual return on plan assets	(166)	538
Transfer of funds to defined contribution plan	(15)	(546)
Benefits paid	(421)	(452)
Other	153	(1)
Fair value of plan assets at the end of year	3,887	3,426

The fair value of the plan assets is determined based on quoted market prices in active markets.

The Group does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2017.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2015	12/31/2016

Equity instruments	26%	27%
Cash and debt instruments	74%	73%

The fair value measurement of the financial instruments that comprises the plan assets is categorized as Level 1 since the inputs to the fair value measurement are quoted market prices in active markets.

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, medical cost trend rate, annual salary increase, annual INPC growth and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 314 million pesos (increase by 342 million pesos).

•	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 243 million pesos (decrease by 223 million pesos).

•	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 11 million pesos (decrease by 11 million pesos).

•	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 4 million pesos (decrease by 4 million pesos).

•	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 386 million pesos (increase by 393 million pesos).

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

In July 2001, the Group entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, Principal). Such agreement establishes that with the payment of the single premium by the Group, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheet, the Group recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2015 and 2016, such liability was 906 and 865 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)	Provisions for tax and legal matters

The Group is a party to various tax claims for which it has recognized total provisions of 29 million pesos and 177 million pesos as of December 31, 2015 and 2016, respectively.

i.	Tax-related proceedings

The main tax-related proceeding concerning the Group was as follows:

•	On January 23, 2008, the Group filed for annulment against the resolution issued by the Tax Administration Service, by which an additional employee profit sharing obligation was determined for the fiscal year of 2004. In May 21, 2015, it was denied the Group’s amparo suit previously requested. During 2015, the Group canceled a provision for an amount of 15 million pesos since this tax claim prescribed legally in this year.

•	On May 8, 2013, Santander Consumo, S.A. de C.V. (Santander Consumo) filed a claim of nullity with the Metropolitan Regional Chamber of the Federal Court of Tax and Administrative Justice against the resolution contained in the notice 900 06-03-2013-5228 through which a tax credit of 58 million pesos was determined by the Tax Administration Service related to ISR and its related inflation effects, surcharges and fines corresponding to fiscal year 2008. After several unsuccessful instances of the claim of nullity, Santander Consumo settled an amount of 53 million pesos to the tax authorities. The aforementioned claim has been definitively concluded.

ii.	Other tax issues

The Group operates a branch in Nassau, Bahamas through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 19 million pesos in 2015 and 18 million pesos in 2016.

iii.	Non-tax-related proceedings

As of December 31, 2015 and 2016, as a result of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2015 and 2016, the Group has recognized provisions for the amounts of 991 million pesos and 1,145 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Group arising from litigation in 2014, 2015 and 2016 is not material with respect to these consolidated financial statements.

During 2015 and 2016, the amount paid by the Group to external lawyers was 181 million pesos and 322 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance-sheet risk

The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance-sheet risks is as follows:

	12/31/2015	12/31/2016

Available lines of credit cards and non-revolving consumer loans	857	759
Guarantees and loan commitments of commercial and public sector loans	95	115
	952	874

25.	Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	12/31/2015	12/31/2016

Sundry creditors	2,691	3,195
Cash balances undrawn	3,642	5,988
Accrued personnel obligations	1,353	2,063
Other obligations	2,085	1,395
Credit card operation balances	1,078	1,283
	10,849	13,924

26.	Tax matters

a)	Income Tax expense

The components of income tax expense for 2014, 2015 and 2016 are as follows:

	2014	2015	2016

Current tax expense:
Tax expense for current year	2,133	4,993	5,131
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	1,408	(699)	234
Total Income Tax expense	3,541	4,294	5,365

b)	Income Tax reconciliation

The reconciliation of the income tax expense calculated at the standard tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2014	2015	2016

Profit before tax	16,830	18,298	21,869

Income tax at 30%	5,049	5,490	6,561

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,128)	(992)	(978)
Due to effect of tangible assets	(133)	(87)	(154)
Due to effect of tax audit settlements (*)	-	(31)	-
Due to realization of previously unrecognized tax benefits	(117)	-	-
Due to effect of non-deductible expenses, non-taxable income and others	(130)	(86)	(64)
Income Tax	3,541	4,294	5,365

Effective tax rate	21.04%	23.47%	24.53%
Current tax liability	244	-	-

Income tax	3,541	4,294	5,365
Of which:
Current tax	2,133	4,993	5,131
Deferred taxes	1,408	(699)	234

(*)	In 2015, the Group recognized a net tax benefit effect because of a self-correction from 2011 tax year.

The Group is subject to regular reviews by the Mexican tax authorities. As of December 31, 2016, there are no tax contingencies arising because of such tax reviews requiring disclosure.

c)	Tax recognized in consolidated equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	2014	2015	2016

Net tax credited/(charged) to consolidated equity:
Remeasurement of defined benefit obligation	118	289	(159)
Measurement of Available-for-sale – Debt instruments	(150)	51	1,161
Measurement of Available-for-sale – Equity instruments	1	1	12
Measurement of Financial derivatives (Cash flow hedges)	(116)	(260)	(207)
	(147)	81	807

d)	Deferred taxes

Main components of the Group’s gross deferred income tax assets and liabilities are as follows:

	12/31/2015	12/31/2016

Total deferred tax assets prior to offsetting	18,611	20,949
Of which:
Tangible assets and deferred charges	2,236	2,413
Provisions	1,406	1,189
Impairment losses on loans and receivables	10,411	9,313
Unrealized losses on financial instruments	(86)	3,460
Net operating losses carryforward (*)	162	182
Capital losses carryforward(*)	2,394	2,527
Labor provisions	1,203	1,161
Fees and interest collected in advance	885	704
Total deferred tax liabilities prior to offsetting	(1,470)	(2,959)
Of which:
Unrealized gains on financial instruments	(1,405)	(35)
Foreign exchange rate derivatives	641	(2,069)
Prepayments	(281)	(409)
Labor provisions	(33)	(102)
Other	(392)	(344)

(*)	The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2016, the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2010	2020	275	82
2011	2021	180	54
2013	2023	22	7
2014	2024	81	24
2015	2025	5	2
2016	2026	42	13
		605	182

As of December 31, 2016, the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2015	2025	7,998	2,400
2016	2026	424	127
		8,422	2,527

The Group only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2015	12/31/2016

Presented as deferred tax assets (*)	17,172	18,045
Presented as deferred tax liabilities	(31)	(55)
Net	17,141	17,990

(*) This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Group’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are recognized directly in consolidated equity and the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2015	Income	Income	Movements	12/31/2015

Deferred tax assets	18,064	547	-	-	18,611
Deferred tax liabilities	(2,165)	152	81	462	(1,470)
	15,899	699	81	462	17,141

			(Charge)/
			Credit to Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2016	Income	Income	Movements	12/31/2016

Deferred tax assets	18,611	2,338	-	-	20,949
Deferred tax liabilities	(1,470)	(2,572)	807	276	(2,959)
	17,141	(234)	807	276	17,990

e)	Tax reforms 2014

In December 2013, the Mexican government enacted several tax reforms that were effective starting January 1, 2014. These reforms include changes to the Income Tax Law, to the Value Added Tax (VAT) Law and to the Mexican Federal Tax Code. The tax reforms also repealed the Business Flat Tax Law and the Cash Deposits Tax Law.

Income tax

The following summarizes the most significant aspects of the new income tax law applicable to the Group. The new tax law:

-	Maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

-	Replaced the deduction for certain estimated allowance for impairment losses recognized by banking institutions (Global Preventive Reserve) by the deduction of uncollectable loans when they are written down under the provisions established by the CNBV.

-	Limited at 53%, deductions for tax-exempt salaries and benefits, as well as for contributions to pension and retirement plans. If the employer reduces the employees’ benefit package, then the deduction for tax-exempt salaries and benefits will be limited to 47%.

-	Changed the procedure to determine the employee profit-sharing obligation. Cash payments for employee profit-sharing obligations and prior year’s tax losses are not deductible for purposes of determining employee profit payable.

-	Established that deductions of social security fees charged to workers and paid by the employer are no longer allowed.

-	Imposed a new 10% income tax withholding on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax was applied in 2015, but not to distributions of profits generated prior to 2014. This provided an opportunity to apply reduced withholding rates under an applicable tax treaty.

Value added tax (not subject to IAS 12)

The reforms to the VAT law:

-	Increased from 11% to 16% the VAT rate applicable in the border area.

27.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Group, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2015	12/31/2016

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Banco Santander México, S.A.	11	11
	11	11
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander México, S.A.	1	-

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2015	2016

Beginning balance	10	11
Profit for the year attributable to non-controlling interests	1	-
Balance at year-end	11	11

The foregoing changes are shown in the consolidated statement of changes in equity.

28.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated equity through the consolidated other comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those, which pursuant to the applicable IFRS, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related IFRS are met. In addition, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets include the net amount of unrealized gains or losses in the valuation of assets classified as available-for-sale financial assets (see Notes 9 and 10).

The breakdown by type of financial instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2015 and 2016 is as follows:

	12/31/2015				12/31/2016
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	769	(961)	(192)	113,525	498	(3,951)	(3,453)	154,318
Equity instruments	-	(4)	(4)	95	6	(43)	(37)	123

At the end of each year, the Group assesses whether there is any objective evidence that the financial instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

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

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the consolidated income statement for the loss in the consolidated other comprehensive income under Valuation adjustments. In addition, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down and its valuation recognized temporarily under Valuation adjustments in the consolidated other comprehensive income is reclassified to the consolidated income statement.

A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2014	(481)	23	(458)
Valuation adjustments	334	(2)	332
Amounts reclassified to consolidated income statement	(261)	(1)	(262)
Income taxes	(150)	1	(149)
Balance at December 31, 2014	(558)	21	(537)
Valuation adjustments	(192)	(4)	(196)
Amounts reclassified to consolidated income statement	161	-	161
Income taxes	51	1	52
Balance at December 31, 2015	(538)	18	(520)
Valuation adjustments	(3,453)	(37)	(3,490)
Amounts reclassified to consolidated income statement	(120)	-	(120)
Income taxes	1,161	12	1,173
Balance at December 31, 2016	(2,950)	(7)	(2,957)

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit or loss (see Note 13).

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2015	2016

Accumulated (loss)/gain on cash flow hedges	829	1,297
Accumulated gain related to discontinued cash flow hedges (Note 13)	71	86
Balance at December 31	900	1,383

29.	Shareholders’ equity

a)	Share capital

As of December 31, 2015 and 2016, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2015	12/31/2016	12/31/2015	12/31/2016

Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	6,578	6,578

Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	5,982	5,982
	6,786,394,913	6,786,394,913	25,658	25,658

Authorized unsubscribed capital:
Series "F" Shares	-	331,811,068	-	-
Series "B" Shares	-	318,188,932	-	-
	-	650,000,000	-	-
	6,786,394,913	7,436,394,913	25,658	25,658

Share capital is comprised of fixed shares, which cannot be increased and variable shares, which may be increased without limit.

Series “F” share capital may only be directly or indirectly owned by a foreign financial institution, as defined by the Mexican Financial Groups Law (hereinafter, LRAF). Series “B” share capital are not subject to the ownership limitations established in Article 28 of the LRAF.

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

Accumulated reserves include the net amount of the accumulated profit recognized in previous years through the consolidated income statement that was appropriated to consolidated equity, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof, the remeasurement of defined benefit obligation and the recognition effects of share-based payments.

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

Dividends paid by the Group to Mexican resident individuals and foreign residents in 2016, 2015 and 2014 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

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

As of December 31, 2015 and 2016, the Group and its subsidiaries comply with the percentage of legal reserve required.

Treasury shares

The balance of treasury shares includes the amount paid for the purchase by the Group of its own shares. Transactions involving own equity instruments are recognized directly in consolidated equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from consolidated equity, net of any related tax effect.

During the Ordinary General Meeting held on April 18, 2013, shareholders approved the creation of a reserve for treasury shares for an amount of 1,500 million pesos from Accumulated reserves.

The Group’s shares owned by the consolidated companies accounted for 0.11% of issued share capital at December 31, 2016 (December 31, 2015: 0.14%). As of December 31, 2015 and 2016, the Group holds 9,201,706 treasury shares for an amount of 35 million pesos and 7,799,467 treasury shares for an amount of 29 million pesos, respectively.

d)	Other disclosures

During the Ordinary and Extraordinary General Meeting of November 27, 2014, the following resolution was adopted:

-	The amount of 3,473 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 29, 2014.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 28, 2015, the following resolution was adopted:

-	The amount of 3,534 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 29, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of November 25, 2015, the following resolution was adopted:

-	The amount of 3,226 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 22, 2015.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 28, 2016, the following resolution was adopted:

-	The amount of 3,844 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 26, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of December 5, 2016, it was authorized to increase the capital stock by 2,458 million pesos through the issuance of 650,000,000 shares (331,811,068 related to “F” series and 318,188,932 related to “B” series), which par value is 3.78 pesos per share. The aforementioned shares are recognized as treasury shares which will guarantee the contingent obligation to convert into the Group’s common shares related to the Subordinated Additional Tier 1 Capital Notes described in Note 22.

During the Ordinary General Annual Meeting of December 22, 2016, the following resolution was adopted:

-	The amount of 13,624 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 30, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

30.	Minimum capital requirements

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

Net Capital

Net capital is divided into two parts: Basic and Complementary. Additionally, Basic Capital is divided into two portions: Fundamental Basic Capital and Non-Fundamental Basic Capital. Basic Capital (Tier I Capital) is the sum of Fundamental Basic Capital and Non-Fundamental Basic Capital.

-	Fundamental Basic Capital is composed mainly of shareholders' equity plus other equity instruments, less, among other deductions: stock investments on financial institutions, organizational expenses, other intangibles assets, excess of deferred tax assets derived from tax losses that exceed the 4% of Tier I Capital, excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Non-Fundamental Basic Capital is composed mainly of a bank’s equity instruments, which are not included as Fundamental Basic Capital according to the current legislation.

-	Complementary Capital (Tier II) is composed mainly of a bank’s equity instruments, which are not included as Basic Capital according to the current legislation, and the positive difference resulting from subtracting to the total permitted reserves, the total expected losses, up to an amount that does not exceed 0.6% of the assets subject to credit risk.

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

Assets Subject to Market Risk

In interest bearing transactions, the capital requirement is calculated by determining the residual term of the financial asset or financial liability and by applying the corresponding Market Risk Charge Coefficient based on the residual term and currency of the financial asset or financial liability.

For those transactions, whose return is based on changes in the price of a share, basket of shares or market index, a 22.23% of General Market Risk Charge Coefficient is applied to the net position, to which additional specific market risk requirements are added for long net positions and short net positions by 8%.

For the foreign currency positions, a 12% Market Risk Charge Coefficient is applied on the higher of the sum of the long net position or short net position.

For transactions linked to Mexican inflation and denominated in UDIS, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the INPC (calculated as the average of the previous twelve months) to the absolute value of the total net position.

For options and warrants, a Vega (variations on volatility) and Gamma (variations on the subjacent) capital requirement is calculated by applying the rules defined on Article 2 bis 109 of the Sole Circular for Banks issued by the CNBV.

For transactions linked to the annual minimum salary growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the annual minimum salary growth (calculated as the average of the actual month and the previous eleven months) to the absolute value of the total net position.

The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all of the transactions described above.

Assets Subject to Operational Risk

Since November 2016, the Group uses the Alternative Standardized Approach under Basel II standards to calculate the assets subject to operational risk. This method consists first of dividing the business into 8 lines. For six of them, the capital requirement is calculated multiplying a “Beta” factor for the average net revenues for the 36 months prior to the month being calculated and for the two remaining (Retail and Commercial) the capital requirement is calculated by determining the average net balance for the 36 months prior to the month being calculated multiplied for a “Beta” factor and for 3.5. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Group complied with these minimum capital requirements (see below).

The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	12/31/2015	12/31/2016

Computable capital:	103,639	109,237
Core capital	111,550	107,187
Supplementary capital	23,311	27,453
Deductible items	(31,222)	(35,700)
Subordinated Additional Tier 1 Capital Notes (see Note 22.c.)	-	10,297

Capital requirements:	53,130	55,509
Market risk	8,994	8,642
Credit risk	38,995	43,698
Operational risk	5,141	3,169

Excess of capital requirements	50,509	53,724
Risk-weighted assets	664,122	693,864

As of December 31, 2015 and 2016, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2015	12/31/2016

Net Capital / Required Capital	1.95	1.97
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	12.10%	10.30%
Minimum capital requirements	7.00%	7.30%

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.10%	11.79%
Minimum capital requirements	8.50%	8.80%

Net Capital / Assets subject to Credit Risk	21.26%	20.00%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	15.61%	15.74%

Minimum capital requirements	10.50%	10.80%

In addition, in April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting 2016.

As of December 31, 2016, the Bank has constituted 25% of the capital preservation supplement required.

31.	Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Group, although they may not impact on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, reverse repurchase agreements and securities loans transactions in which the lender is the Group.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2015	12/31/2016

Available lines of credit cards and non-revolving consumer loans	72,841	140,658
Guarantees, documentary credits and loan commitments of commercial and public sector loans	40,609	61,753
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	265	312
Total	113,715	202,723

At December 31, 2015 and 2016, the Group had recognized provisions for off-balance sheet risk of 952 million pesos and 874 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

The breakdown is as follows:

Financial instruments received as collateral	12/31/2015	12/31/2016

Debt instruments received in OTC derivatives transactions	7,276	5,215
Debt instruments received in reverse repurchase agreement transactions	27,364	41,091
Equity instruments received in securities loans transactions	551	3
Total	35,191	46,309

32.	Derivatives - Nominal amounts and fair values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	-	-	577	50
Interest Rate Futures	724	54	5,664	6
Market Index Futures	1,115	13	481	10

Forwards:
Foreign Currency Forwards	111,044	6,730	129,707	6,636
Foreign Exchange Spot	41,655	293	30,210	47
Interest Rate Forwards	2,000	5	-	-
Equity Forwards	2,221	115	601	3

Options:
Foreign Currency Options	14,799	521	15,824	383
Interest Rate Options	128,301	1,141	142,801	1,698
Market Index Options	16,307	1,239	10,791	874
Equity Options	-	-	44	1

Swaps:
IRS	1,933,917	33,956	1,895,718	62,885
CCS	452,868	72,714	541,363	127,314
Total Trading	2,704,951	116,781	2,773,781	199,907

As of December 31, 2015 and 2016, 116,695 million pesos and 199,836 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	2,050	21	1,000	2
CCS	28,331	7,961	32,733	14,908
Foreign Currency Forwards	13,376	4,138	-	-

Fair value hedge:
IRS	734	1	3,357	66
CCS	-	-	658	27
Total Hedging	44,491	12,121	37,748	15,003
Total Assets	2,749,442	128,902	2,811,529	214,910

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	86	-	1,031	-
Interest Rate Futures	101,915	343	47,560	28
Market Index Futures	6,334	81	85	-

Forwards:
Foreign Currency Forwards	129,408	6,158	131,512	6,083
Foreign Exchange Spot	55,462	271	67,484	107
Interest Rate Forwards	20	-	-	-
Market Index Forwards	8,347	163	107	4

Options:
Foreign Currency Options	15,361	452	16,782	574
Interest Rate Options	128,454	1,461	140,299	1,904
Market Index Options	111,180	1,163	16,609	504
Equity Options	500	30	72	2

Swaps:
IRS	2,064,378	34,165	1,866,944	63,787
CCS	364,774	80,278	403,720	132,697
Total Trading	2,986,219	124,565	2,692,205	205,690

As of December 31, 2015 and 2016, 123,780 million pesos and 205,495 million pesos (liabilities), respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2015 and 2016 is as follows:

	12/31/2015		12/31/2016
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	-	-	1,050	20
CCS	13,806	2,188	13,680	4,222
Foreign Currency Forwards	24,546	5,660	24,433	6,318

Fair value hedge:
IRS	5,545	79	1,124	97
CCS	6,291	1,641	15,836	3,630
Total Hedging	50,188	9,568	56,123	14,287
Total Liabilities	3,036,407	134,133	2,748,328	219,977

As of December 31, 2015 and 2016, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2015	12/31/2016

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	1,465	2,771
Chicago Mercantile Exchange	Cash	115	334
Foreign Financial Institutions	Cash	311	77
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Shares	52	-
		1,943	3,182

Deposits of collateral cover positions operated on the MexDer such as interest rate futures, futures based on the IPC, USD futures, listed option futures and positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options.

The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2015 and 2016 are as follows:

		12/31/2015	12/31/2016

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	7,645	19,391
Foreign financial institutions	Cash	22,578	32,023
		30,223	51,414
Financial assets held for trading – Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	770	2,670
		770	2,670

The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2015 and 2016 are as follows:

		12/31/2015	12/31/2016

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	4,571	10,106
Foreign financial institutions	Cash	9,704	37,592
Other	Cash	-	123
		14,275	47,821

		12/31/2015	12/31/2016

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	7,276	5,215
		7,276	5,215

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

The nominal and/or contractual amounts of the derivative contracts traded by the Group do not reflect the actual risk assumed by the Group since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Group to hedge interest rates, underlying asset prices or foreign currency risk and to assume directional exposure to risk factors limited by the Group’s risk appetite. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. If their purpose is to hedge other exposures, they increase or offset, as appropriate, the gains or losses on the hedged investments (see Note 13).

The Group manages the credit risk exposure of these contracts through setting credit lines, establishing netting arrangements with its main counterparties and by receiving assets as collateral (see Note 2.f).

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, ECR). ECR is composed of the current exposure of the contract (at fair value in the case of derivatives) and the Potential Future Exposure (hereinafter, PFE) which is defined as the maximum expected credit risk exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where risk exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

Deal risk aggregation per counterparty and per time-band requires aggregation of a Potential Future Exposure for each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so, there is an aggregated net exposure per counterparty as time-bands are impacted.

For derivatives, where ECR is equal to the Current Exposure plus the nominal amount multiplied by the Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate the PFE against the nominal amounts recognized in the accounting records and also compares the Current Exposure amounts used for the Current Exposure of the ECR against the Current Exposure amounts also recognized in the accounting books.

As of December 31, 2015 and 2016, the cumulative net credit risk exposure of the Group was 411,215 million pesos and 371,298 million pesos, respectively.

33.	Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the adjustment to interest income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2014, 2015 and 2016 is as follows:

	2014	2015	2016

Cash and balances with the Central Bank	1,061	1,102	1,418
Loans and advances to credit institutions	2,913	2,065	2,776
Loans and advances to customers	44,501	50,227	59,263
Debt instruments	9,095	10,524	13,181
Hedging derivatives	277	237	703
Other interest income	69	49	87
	57,916	64,204	77,428

34.	Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustment to interest expense as a result of hedge accounting and the net interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2014, 2015 and 2016 is as follows:

	2014	2015	2016

Deposits from credit institutions	4,183	6,001	6,146
Customer deposits	9,168	8,954	14,520
Marketable debt securities	1,837	1,893	2,625
Subordinated liabilities	1,051	1,259	1,473
Hedging derivatives	735	466	170
Other interest expenses	3,331	2,605	3,311
	20,305	21,178	28,245

35.	Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2014	2015	2016

Equity instruments classified as:
Financial assets held for trading	67	51	31
Of which:
NAFTRAC (Exchange-traded fund or ETF)	15	14	6
Bolsa Mexicana de Valores, S.A.B, de C.V.	-	-	15
América Móvil, S.A.B, de C.V.	5	2	1
Grupo México, S.A.B. de C.V.	4	2	-
Wal-Mart de México, S.A.B. de C.V.	13	6	3
Kimberly-Clark de México, S.A.B. de C.V.	1	-	-
Fomento Económico Mexicano, S.A.B. de C.V.	-	1	1
Others	29	26	5

Available-for-sale financial assets	86	66	79
Of which:
Controladora Prosa, S.A. de C.V.	12	-	-
Trans Unión de México, S.A.	56	51	57
Dun & Bradstreet de México S.A. de C.V.	-	-	20
Others	18	15	2
	153	117	110

36.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2014	2015	2016

Collection and payment services:
Service charges on deposit accounts	816	896	951
Credit and debit cards	4,378	4,687	5,369
Checks and others	302	257	253
	5,496	5,840	6,573
Marketing of nonbanking
financial products:
Investment funds management	1,369	1,363	1,646
Capital markets and securities activities	333	290	439
Collection and payment services	1,830	2,114	2,334
Insurance	3,896	4,104	4,272
Financial advisory services	1,505	1,581	1,366
	8,933	9,452	10,057
Securities services:
Administration and custody	436	487	548
	436	487	548
Other:
Foreign currency transactions	701	866	1,080
Other fees and commissions	980	1,111	1,053
	1,681	1,977	2,133
	16,546	17,756	19,311

37.	Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Group in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2014	2015	2016

Credit and debit cards	1,451	1,895	2,894
Checks and others	33	23	26
Collections and transactional services	178	123	158
Fund management	73	25	4
Capital markets and securities activities	110	136	205
Financial advisory services	62	46	17
Other fees and commissions	1,266	1,425	1,625
	3,173	3,673	4,929

38.	Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2014	2015	2016

Financial instruments held for trading	2,467	2,390	3,713
Of which:
Debt instruments	674	521	816
Equity instruments	(96)	45	164
Derivatives	2,031	1,917	2,765
Others	(142)	(93)	(32)
Recognized profit from sale of available-for-sale financial instruments	155	177	120
Hedging derivatives	(3)	(78)	14
Of which:
Fair value hedge – hedged items (Note 13)	65	(105)	375
Fair value hedge – hedging derivative instruments (Note 13)	(71)	23	(363)
Cash flow hedge inefficiency (Note 13)	3	4	2
	2,619	2,489	3,847

39.	Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

40.	Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2014	2015	2016

Other operating income:
Other operating income	487	457	450
	487	457	450
Other operating expenses:
IPAB fund contribution	(1,887)	(2,238)	(2,631)
Other operating expenses	(592)	(773)	(733)
	(2,479)	(3,011)	(3,364)

On January 19, 1999, the IPAB was created in order to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions, and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

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

41.	Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2014	2015	2016

Wages and salaries	5,181	5,425	5,742
Social security costs	845	932	1,056
Service expense related to defined
contribution pension plan (Note 24)	259	284	313
Service expense related to defined
benefit pension plan (Note 24)	170	189	209
Share-based payments	286	237	132
Other staff costs	1,158	1,596	1,488
Bonus and benefits granted to employees	2,078	2,370	2,906
	9,977	11,033	11,846

b)	Global Program – Performance Shares Plan

Banco Santander (Spain) had one long-term share-based variable compensation plan linked to the market price of its own shares (the Global Program) valid until June 2014. Our executive officers and other executives are eligible under the Global Program.

The Board of Directors of Banco Santander (Spain) approved on March 26, 2008 the long-term incentive policy covering the executive officers and other executives of Banco Santander (Spain) and its affiliate companies (except Banesto). That policy provided a variable compensation linked to the performance of the stock of Banco Santander (Spain), as established in its Annual Shareholders’ Meeting.

This multi-annual equity-settled incentive plan was payable in shares of Banco Santander (Spain). The beneficiaries of the plan were the executive officers and other members of management, together with any other executives of Banco Santander (Spain) and its affiliates as determined by the Board of Directors or, when delegated by it, the executive committee of Banco Santander (Spain). The plan involved six successive three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles lasted for three years each (Plan I-10 to Plan I-14).

For each cycle, a maximum number of Banco Santander (Spain) shares was established for each beneficiary who remained within Banco Santander (Spain) and its affiliates for the duration of the plan. The targets, which would determine the number of shares to be delivered, were defined by comparing Banco Santander (Spain)’s performance against that of a benchmark group of financial institutions and were linked to two parameters: the Total Shareholder Return (TSR) and the growth of the earnings per share ratio. The targets for plan I-12 and later plans measured the Banco Santander (Spain)’s performance only with respect to the TSR.

The last cycle (Plan I-14) began on July 1, 2011 and expired on June 30, 2014. During 2014, no awards under the Global Program share-based payment were granted.

In 2014, the Group recognized expenses of 10 million pesos regarding this plan.

c)	Local Program

The Group's Board of Directors approved in October 2012 a share-based equity-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan was paid out annually over the first three years after the global public offering of 24.9% of the share capital of the Group in September 2012.

Under this plan, eligible executive officers would receive a cash incentive that had to be used irrevocably to acquire shares of the Group at a price of 31.25 pesos per share.

This incentive was linked to the achievement each year of two independent objectives related with the increase in the stock price of the Group and with the performance of the stock price against the IPC. If these objectives were fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

The achievement of each objective would determine the payment of up to 50% of the maximum amount of the incentive for each year to the plan's eligible executive officers who continued as active officers of the Group at the time that each of the three plan payments was due.

The fair value of the plan was calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers was 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

During 2014 and 2015, the Group recognized in the consolidated income statement an amount that of 159 million pesos and 63 million pesos, respectively, as services rendered by the eligible executive officers.

During September 2014, the objectives of this performance share plan were achieved at 97%, so the second payment of the cash incentive was proportionally made to the eligible executive officers.

d)	Corporate performance shares plan 2014

During the Shareholders’ Meeting of Banco Santander (Spain) on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executive officers (known as the “identified staff” or “supervised group”).

The plan is denominated “Corporate performance shares plan 2014” and provides a variable compensation linked to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting of Banco Santander (Spain). This multiannual performance plan is payable in shares of the Group with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

The total number of shares that will be granted to each beneficiary was established in early 2015 depending on Banco Santander (Spain)’s performance (TSR) during 2014 against a peer group of financial institutions.

A percentage of one-third of the total number of vested shares will be paid at the end of each year (June 2016, June 2017 and June 2018) based on Banco Santander (Spain)’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions. According to the number of eligible executive officers and the specifications of the plan, its fair value is 49 million pesos.

During 2015 and 2016, the Group recognized 8 million pesos and 16 million pesos, respectively, in the consolidated income statement with respect to this plan.

e)	Long-term incentive plan 2015

During September 2016, the Group began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan is payable in shares of the Group in 2019. According to the number of eligible executive officers and the specifications of the plan, its fair value is 86 million pesos.

During 2016, the Group recognized 10 million pesos in the consolidated income statement with respect to this plan.

f)	Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), approved in 2011, a portion of the annual variable compensation or bonus for a certain group of executive officers (known as the “identified staff” or “supervised group”) is deferred for a period of three years, with one-third vesting each year.

Both the deferred and non-deferred portions are paid in cash and shares of Banco Santander (Spain), equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

From year 2013, the deferred and non-deferred portion payable in shares is paid in shares of the Group instead of shares of Banco Santander (Spain).

In 2014, 2015 and 2016, the Group recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled for an amount of 117 million pesos, 166 million pesos and 106 million pesos, respectively.

The bonus of the beneficiaries for financial years 2015 and 2016 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate payment percentage	Deferred percentage	Deferred period

Executive directors members of the identified staff whose total variable remuneration is ≥ 2.6	40%	60%	5 years
Executives directors members of the identified staff whose total variable remuneration is ≥ 1.7 (< 2.6)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2015 and 2016 will be paid as follows:

•	Each beneficiary will receive in 2016 and 2017, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

•	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

•	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

•	The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Group, the accrual of the deferred remuneration is subject to none of the following circumstances arising, in the opinion of the Board of Directors at the proposal of the remuneration committee, during the period before each delivery because of actions taken in prior periods:

•	Poor financial performance of the Group;

•	Violation by the beneficiary of internal regulations, particularly those relating to risks; and

•	Material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or significant changes in the financial capital or risk profile of the Group

If the foregoing requirements are met on each anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

On each delivery of cash and shares, if applicable, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the bonus, in both cases from the Initial Date through the corresponding date of payment of the shares and cash.

42.	Other general administrative expenses

a)	Breakdown

The breakdown of Other general administrative expenses is as follows:

	2014	2015	2016

Maintenance, conservation and repair	1,134	979	1,085
Technology and systems	2,441	2,425	2,663
Stationery and supplies	201	216	201
Advertising and communications	653	722	901
Rents	1,622	1,843	1,770
Administrative services	404	486	1,001
Taxes other than income tax	1,128	1,288	1,379
Surveillance and cash courier services	589	611	699
Insurance premiums	42	70	82
Travel costs	302	304	221
Other administrative expenses	1,404	1,355	1,362
	9,920	10,299	11,364

b)	Other information

The fees for audit and tax services to the audit of financial statements by their respective auditors (PwC in 2016 and Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited in 2015 and 2014) are as follows:

	2014	2015	2016

Audit fees and audit-related fees (*)	57	68	59
Tax fees	-	2	-
	57	70	59

(*) The audit-related fees amounted to 2 million pesos in 2015 and 8 million pesos in 2016.

43.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2014	2015	2016

Gains:
On disposal of tangible assets	8	7	20

	8	7	20

44.	Other disclosures

a)	Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2015, is as follows:

	12/31/2015
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	23,040	876	-	-	-	-	35,872	59,788
Financial assets held for trading
Debt instruments	-	5,953	7,790	28,565	107,112	48,993	10,745	209,158
Equity instruments	2,178	-	-	-	-	-	-	2,178
Trading derivatives	697	1,911	5,928	9,475	29,366	12,177	57,227	116,781
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	735	-	-	-	-	-	735
Loans and advances to customers –Reverse repurchase agreements	-	26,623	-	-	-	-	-	26,623
Available-for-sale financial assets -
Debt instruments	-	21,776	-	1,293	53,127	12,904	24,425	113,525
Equity instruments	-	-	-	-	-	-	95	95
Loans and receivables -
Loans and advances to credit
institutions	-	57,502	-	-	-	-	97	57,599
Loans and advances to customers	12,493	29,195	57,220	110,742	146,712	60,780	118,135	535,277
Debt instruments	-	-	-	2,462	870	-	2,679	6,011
Hedging derivatives	-	-	-	173	3,987	5,087	2,874	12,121
	38,408	144,571	70,938	152,710	341,174	139,941	252,149	1,139,891
Liabilities:
Financial liabilities held for trading -
Trading derivatives	1,212	2,722	5,189	12,394	29,376	14,359	59,313	124,565
Short positions	-	48,857	100	597	135	-	322	50,011
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	145,008	151	-	-	-	-	145,159
Deposits from credit institutions	-	325	-	-	-	-	-	325
Customer deposits	-	45,828	255	-	-	-	-	46,083
Customer deposits – Certificates of Deposit	-	-	-	639	-	-	-	639
Marketable debt securities	-	-	-	596	9,708	2,145	174	12,623
Financial liabilities at amortized cost -
Deposits from credit institutions	3,933	13,660	17,586	91	9,535	4,535	5,009	54,349
Customer deposits	347,778	107,255	24,456	6,900	2,231	1,924	2,747	493,291
Marketable debt securities	-	25,911	6,014	20,045	3,988	-	18,868	74,826
Subordinated liabilities	-	556	-	-	-	-	22,232	22,788
Other financial liabilities	-	11,940	1,244	723	25	-	-	13,932
Hedging derivatives	2,662	481	252	420	2,518	705	2,530	9,568
	355,585	402,543	55,247	42,405	57,516	23,668	111,195	1,048,159
Difference (assets less liabilities)	(317,177)	(257,972)	15,691	110,305	283,658	116,273	140,954	91,732

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	24,887	25,382	200	100	-	-	28,094	78,663
Financial assets held for trading
Debt instruments	-	32,082	6,255	9,197	50,668	33,703	9,805	141,710
Equity instruments	2,180	-	-	-	-	-	-	2,180
Trading derivatives	100	2,357	8,947	18,608	35,245	23,864	110,786	199,907
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	37,831	-	-	-	-	-	37,831
Loans and advances to customers –Reverse repurchase agreements	-	3,242	-	-	-	-	-	3,242
Available-for-sale financial assets -
Debt instruments	-	34,360	1,985	581	76,096	16,358	24,938	154,318
Equity instruments	-	-	-	-	-	-	123	123
Loans and receivables -
Loans and advances to credit
institutions	-	82,473	-	-	-	95	-	82,568
Loans and advances to customers	13,700	35,646	56,535	132,051	148,389	68,852	126,472	581,645
Debt instruments	-	-	-	904	-	-	10,568	11,472
Hedging derivatives	-	1	4	12	9,306	50	5,630	15,003
	40,867	253,374	73,926	161,453	319,704	142,922	316,416	1,308,662
Liabilities:
Financial liabilities held for trading -
Trading derivatives	464	4,539	4,680	20,777	36,497	27,166	111,567	205,690
Short positions	-	62,500	-	-	-	-	-	62,500
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	-	15,025	403	51	-	-	-	15,479
Deposits from credit institutions	-	25,155	-	-	-	-	-	25,155
Customer deposits	-	80,035	734	-	-	-	-	80,769
Marketable debt securities	-	92	1,142	2,476	6,085	2,540	-	12,335
Financial liabilities at amortized cost -
Deposits from credit institutions	39,428	15,871	22,331	2,591	14,070	5,031	-	99,322
Customer deposits	418,218	101,109	28,969	15,938	2,865	2,067	2,635	571,801
Marketable debt securities	-	19,493	5,506	17,447	6,014	5,700	23,508	77,668
Subordinated liabilities	-	664	-	-	-	-	36,861	37,525
Other financial liabilities	4	16,434	2,162	1,132	77	-	-	19,809
Hedging derivatives	6,318	152	23	138	499	1,863	5,294	14,287
	464,432	341,069	65,950	60,550	66,107	44,367	179,865	1,222,340
Difference (assets less liabilities)	(423,565)	(87,695)	7,976	100,903	253,597	98,555	136,551	86,322

b)	Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2015, is as follows:

	12/31/2015
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	3,933	13,789	17,868	679	10,705	5,120	6,852	58,946
Customer deposits	347,778	107,589	24,771	7,284	2,855	2,433	4,778	497,488
Marketable debt securities	-	26,142	6,468	21,637	5,684	1,400	23,768	85,099
Subordinated liabilities	-	670	228	1,028	2,739	2,739	33,188	40,592
Other financial liabilities	-	11,940	1,244	723	25	-	-	13,932
	351,711	160,130	50,579	31,351	22,008	11,692	68,586	696,057

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2016, is as follows:

	12/31/2016
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	39,428	16,047	22,718	3,399	15,511	5,410	-	102,513
Customer deposits	418,218	101,541	29,421	16,773	3,436	2,422	3,430	575,241
Marketable debt securities	-	19,788	6,167	19,844	9,219	8,358	29,925	93,301
Subordinated liabilities	-	852	375	1,690	4,506	4,506	52,631	64,560
Other financial liabilities	4	16,434	2,162	1,132	77	-	-	19,809
	457,650	154,662	60,843	42,838	32,749	20,696	85,986	855,424

c)	Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2015		12/31/2016
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	1,636	-	2,110	-
Debt instruments (Note 9)	38,523	-	86,253	-
Equity instruments (Note 10)	26	-	-	-
Loans and advances to credit institutions (Note 8)	35,000	-	60,590	-
Loans and advances to customers	86,727	-	92,198	-
Other assets	529	-	456	-
Marketable debt securities (Note 21)	-	18,690	-	22,942
Subordinated liabilities	-	22,842	-	37,635
Derivatives	-	20,856	-	13,201
Deposits from credit institutions (Note 19)	-	29,757	-	38,113
Customer deposits (Note 20)	-	65,860	-	116,706
Other financial liabilities	-	742	-	5,730
Provisions	-	-	-	1
Other liabilities	-	718	-	1,049

d)	Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

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

As of December 31, 2015

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	36,748	-	-	36,748	36,748
Loans and advances to credit institutions (Note 8)	30,534	-	27,066	57,600	57,599
Loans and advances to customers (Note 12)	1,609	-	575,461	577,070	535,277
Debt instruments (unlisted) (Note 9)	-	-	6,011	6,011	6,011

As of December 31, 2016

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	53,776	-	-	53,776	53,776
Loans and advances to credit institutions (Note 8)	51,491	-	31,076	82,567	82,568
Loans and advances to customers (Note 12)	3,214	-	602,743	605,957	581,645
Debt instruments (unlisted) (Note 9)	-	-	11,472	11,472	11,472

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

As of December 31, 2015

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	-	52,552	1,609	54,161	54,349
Customer deposits (Note 20)	14,304	480,062	-	494,366	493,291
Marketable debt securities (Note 21)	18,459	56,641	-	75,100	74,826
Subordinated liabilities (Note 22)	22,984	-	-	22,984	22,788
Other financial liabilities (Note 23)	13,932	-	-	13,932	13,932

As of December 31, 2016

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	33,474	62,750	2,621	98,845	99,322
Customer deposits (Note 20)	14,456	558,827	-	573,283	571,801
Marketable debt securities (Note 21)	20,245	57,082	-	77,327	77,668
Subordinated liabilities (Note 22)	36,910	-	-	36,910	37,525
Other financial liabilities (Note 23)	19,809	-	-	19,809	19,809

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-	Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given because they are mainly composed by the compulsory deposit required by the Central Bank.

-	Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-	Loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the loan portfolio for the allowance of future flows and current loan portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-	Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-	Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-	Financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Other financial liabilities: Their fair value has been estimated to be equal to their amortized cost since they are mainly composed by short-term balances.

e)	Significant restrictions

See Note 48.b for significant restrictions on the ability to access or use the assets and settle the liabilities of the Group as of December 31, 2016.

f)	Restriction on accumulated reserves distribution

As of December 31, 2015 and 2016, the Group did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (10,488 million pesos in legal reserve that include 386 million pesos in legal reserve of the Group on an individual basis as of December 31, 2015 and 10,879 million pesos in legal reserve that include 386 million pesos in legal reserve of the Group on an individual basis as of December 31, 2016), the differences between the selling price of treasury shares and its cost of acquisition thereof, the remeasurement of defined benefit obligation and the recognition effects of share-based payments. In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

45.	Operating segments

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

The Group does not have any customers that individually accounted for 10% or more of the Group’s interest and similar income for 2014, 2015 and 2016.

The 2014 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2014	Banking	Banking	Activities	Total

Net interest income	33,316	3,971	324	37,611
Dividend income	-	53	100	153
Net fee and commission income	11,658	1,798	(83)	13,373
Gains/(losses) on financial assets and liabilities and exchange differences (net)	697	1,578	333	2,608
Other operating income/(expenses)	(1,680)	(441)	129	(1,992)
Total income	43,991	6,959	803	51,753

		Global
	Retail	Corporate	Corporate
2014	Banking	Banking	Activities	Total
Administrative expenses	(17,914)	(1,785)	(198)	(19,897)
Depreciation and amortization	(1,551)	(130)	(1)	(1,682)
Impairment losses on financial assets (net)	(12,314)	(818)	-	(13,132)
Impairment losses on other assets (net)	-	-	(48)	(48)
Provisions (net)	58	-	(215)	(157)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	8	8
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	(15)	(15)
Operating profit before tax	12,270	4,226	334	16,830
Income tax				(3,541)
Profit for the year				13,289
Profit attributable to the Parent				13,288
Profit attributable to non-controlling interest				1
Total assets	394,105	400,577	155,301	949,983
Total liabilities	385,119	315,309	147,268	847,696

The 2015 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2015	Banking	Banking	Activities	Total

Net interest income	37,515	4,081	1,430	43,026
Dividend income	-	37	80	117
Net fee and commission income	12,056	2,034	(7)	14,083
Gains/(losses) on financial assets and liabilities and exchange differences (net)	866	1,095	534	2,495
Other operating income/(expenses)	(2,101)	(466)	13	(2,554)
Total income	48,336	6,781	2,050	57,167
Administrative expenses	(18,922)	(2,149)	(261)	(21,332)
Depreciation and amortization	(1,760)	(94)	(10)	(1,864)
Impairment losses on financial assets (net)	(15,081)	(960)	-	(16,041)
Impairment losses on other assets (net)	-	-	-	-
Provisions (net)	265	-	5	270
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	7	7
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	91	91
Operating profit before tax	12,838	3,578	1,882	18,298
Income tax				(4,294)
Profit for the year				14,004
Profit attributable to the Parent				14,003
Profit attributable to non-controlling interest				1
Total assets	473,402	524,120	178,513	1,176,035
Total liabilities	403,929	412,336	250,110	1,066,375

The 2016 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2016	Banking	Banking	Activities	Total

Net interest income	42,277	4,932	1,974	49,183
Dividend income	-	16	94	110
Net fee and commission income	12,436	2,004	(58)	14,382
Gains/(losses) on financial assets and liabilities and exchange differences (net)	721	2,710	418	3,849
Other operating income/(expenses)	(2,124)	(627)	(163)	(2,914)
Total income	53,310	9,035	2,265	64,610
Administrative expenses	(20,232)	(2,625)	(353)	(23,210)
Depreciation and amortization	(1,890)	(158)	(10)	(2,058)
Impairment losses on financial assets (net)	(15,955)	(706)	-	(16,661)
Provisions (net)	(81)	(29)	(793)	(903)
Gains/(losses) on disposal of assets not classified
as non-current assets held for sale (net)	-	-	20	20
Gains/(losses) on disposal of non-current assets not
classified as discontinued operations (net)	-	-	71	71
Operating profit before tax	15,152	5,517	1,200	21,869
Income tax				(5,365)
Profit for the year				16,504
Profit attributable to the Parent				16,504
Profit attributable to non-controlling interest				-
Total assets	519,591	588,547	242,837	1,350,975
Total liabilities	475,079	562,994	205,616	1,243,689

46.	Related-party transactions

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

The Information related to Directors, executive officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2015		12/31/2016
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	4,800	-	208	-
Other	-	-	-	1
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	125	-	-
Produban Servicios Informáticos Generales, S.L.	-	1,395	-	1,154
Grupo Konectanet México, S.A. de C.V.	-	15	-	-
Banco Santander, S.A. (Spain)	-	-	1	-
Banco Santander Rio, S.A.	-	-	-	223
Key management personnel	-	-	-	1,471
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	38,304	-	90,418	-
Banco Santander (Brasil), S.A.	-	169	-	-
Abbey National Treasury Services plc.	-	1,668	-	2,352
Other	-	5	-	2
Other intangible assets
Of which -			-
Isban México, S.A. de C.V.	-	2,155	-	2,364
Produban Servicios Informáticos Generales, S.L.	-	535	-	478
Ingeniería de Software Bancario, S.L.	-	171	-	412
Santander Back-Offices Globales Mayoristas, S.A.	-	27	-	74
Isban Brasil S.A.	-	12	-	11
Other assets -
Of which -
Banco Santander, S.A. (Spain)	303	-	72	-
Santander Issuances, S.A.	-	245	-	251
Zurich Santander Seguros México, S.A.	-	824	-	976
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	144	-	171
Other	-	13	-	5

	12/31/2015		12/31/2016
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	37,214	-	58,537
Abbey National Treasury Services plc.	-	671	-	1,659
Banco Santander International	-	-	-	64
Other	-	46	-	2
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	222	-	308	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	18
Santander Capital Structuring, S.A. de C.V.	-	217	-	-
Other	-	57	-	49
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	18,440	-	31,756	-
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	1,346	-	32,901	-
Abbey National Treasury Services plc.	-	1,005	-	683
Isban México, S.A. de C.V.	-	856	-	653
Santander Global Facilities, S.A. de C.V.	-	322	-	426
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	180	-	153
Produban Servicios Informáticos Generales, S.L.	-	101	-	-
Grupo Alcanza	-	-	-	138
Other(*)	-	85	-	1,092
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	850	-	1,016	-
Other	-	-	-	28
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	6,684	-	3	-
Santander Investment Securities Inc.	-	-	-	48
Santander Global Facilities, S.A. de C.V.	-	-	-	45
Other	-	15	-	43
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	728	-	1,733	-
Produban Servicios Informáticos Generales, S.L.	-	300	-	352
Isban México, S.A. de C.V.	-	128	-	188
Other	-	52	-	47

	2014		2015		2016
	Parent	Santander Group Companies	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)	4	-	5	-	5	-
Produban Servicios Informáticos Generales, S.L.	-	38	-	45	-	52
Santander Capital Structuring, S.A. de C.V.	-	83	-	22	-	-
Other	-	1	-	1	-	2
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	832		1,026	-	1,275	-
Isban México, S.A. de C.V.	-	16	-	12	-	24
Santander Global Facilities, S.A. de C.V.	-	-	-	-	-	11
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	9
Other	-	9	-	10	-	9
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	-	-	171	-	6	-
Santander Investment Securities Inc.	-	8	-	7	-	-
Zurich Santander Seguros México, S.A.	-	3,739	-	3,929	-	4,165
Santander Capital Structuring, S.A. de C.V.	-	38	-	-	-	-
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	1,353	-	1,363	-	1,647
Other	-	9	-	4	-	16
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	-	-	1	-	19	-
Santander Global Facilities, S.A. de C.V.	-	-	-	131	-	-
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	92	-	-
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	-	-	-	-	52
Santander Investment Securities Inc.	-	-	-	-	-	62
Other	-	-	-	-	-	11
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Santander Benelux, S.A., N.V.	-	(233)	-	-
Banco Santander, S.A. (Spain)	(1,641)	-	813	-	24,211	-
Abbey National Treasury Services plc.	-	117	-	622	-	(280)
Other	-	13	-	(194)	-	(45)
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	-	-	-	62	-	52
Other	-	-	-	12	-	11

Administrative expenses -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	1,546	-	1,377	-	1,663
Isban México, S.A. de C.V.	-	125	-	92	-	178
Santander Global Facilities, S.A. de C.V.	-	159	-	259	-	206
Ingeniería de Software Bancario, S.L.	-	106	-	110	-	151
Geoban, S.A.	-	79	-	76	-	78
Aquanima México, S. de R.L. de C.V.	-	45	-	47	-	43
Gesban México Servicios Administrativos	-	-	-	-	-	52
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	-	-	110
Other	-	79	-	131	-	75

(*) As of December 31, 2016, includes 822 million pesos related to key management personnel transactions.

47.	Risk management

a) Cornerstones of the risk function

The Group has calculated that the risk function should be based on the following cornerstones, which are in line with the Group's strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•	The business strategy is defined by the risk appetite. The Board of Directors calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•	All risks must be managed using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.

•	The best processes and infrastructure must be used for risk management.

•	A risk culture integrated throughout the Group, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

b) Risk management and control model

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

The instruments that help ensure that all the risks arising from the Group's business activity are properly managed and controlled are described below.

1.	Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

o	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

o	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

o	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

o	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the pensions businesses.

•	Non-financial risks

o	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

o	Conduct risk: the risk caused by inappropriate practices in the Group's dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

o	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

o	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

o	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

o	Strategic risk: the risk that results diverge significantly from the Group's strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2.	Principles of risk governance

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and guarantee that risks are managed in accordance with the risk appetite level defined by the Board of Directors.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the comprehensive risk management committee.

•	Maintenance of a simple comprehensive risk management committee structure.

2.1	Lines of defense

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

2.2	Corporate governance of the risk function

Responsibility for the control and management of risk and, in particular, for the setting of the Group's risk appetite, rests ultimately with the Board of Directors, which has the powers delegated to the various committees. The Board is supported by the comprehensive risk management committee. In addition, the Group's executive risk committee pays particular attention to the management of the Group's risks.

The following bodies constitute the top-level risk governance bodies.

Comprehensive risk management committee (CAIR)

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the Board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Group's risk profile.

This committee is chaired by the Chief Risk Officer (CRO) and is composed of executives of the Group. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller and risk control functions, inter alia, are represented.

Executive risk committee (CER)

This collective body is responsible for risk management pursuant to the powers delegated by the Board of Directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Group's risk appetite and reports on its activities to the Board or its committees when so required.

This committee is chaired by an executive deputy chairman of the Board, comprises the CEO, executive directors and other executives of the Group, and the risk, financial, and compliance functions, inter alia, are represented. The CRO has the right of veto over this committee's decisions.

2.3	Organizational risk function structure

The CRO is the head of the Group's risk function and reports to an executive deputy chairman of the Group who is a member of the Board of Directors and chairman of the executive risk committee.

The risk management and control model has the following key features:

•	Assess the effective implementation of the risk management and control framework at the Group and ensuring the alignment with the achievement of strategic risk objectives.

•	Enterprise Wide Risk Management (EWRM) involves providing an integral view of all risks to Group’s management and the Group's governing bodies together with the development of the risk appetite and identifying and assessing all risks (Risk identification & assessment). It also handles the relationship with supervisors and regulators in relation to risks.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by the Group’s management.

•	Development, in the sphere of risk, of reporting regulations, methodologies, scenario analysis, stress tests and infrastructure, together with robust risk governance.

3.	Management processes and tools

3.1	Risk appetite and limits structure

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur. To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each business unit. The Board of Directors is responsible for approving the respective risk appetite proposals once the Group has validated them.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group's risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium to low risk profile based on a diversified business model focusing on retail banking with significant market shares and a global corporate banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	An independent risk function with highly active involvement of management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in an interrelated way through a robust corporate risk control and monitoring environment with responsibilities: all risks and all businesses.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Group to maintain a risk profile compatible with the established risk appetite.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees, executives and executive officers are in line with the corporate risk appetite framework and that the incentives are consistent with the Group's long-term earnings performance.

Corporate risk appetite principles

The Group's risk appetite is governed by the following principles:

•	Responsibility of the Board of Directors and of executive officers. The Board of Directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group's risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various business units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that the Group is willing to assume.

Compliance with risk appetite limits is subject to ongoing monitoring. The specialized control functions report at least quarterly to the Board of Directors and its specialized risk committee on the compliance of the risk profile with the authorized risk appetite.

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

•	The volatility in the consolidated income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers as reasonable to assume.

•	Qualitative aspects and complementary metrics.

3.2	Scenario analysis

The Group conducts risk management through the analysis of the impact that various scenarios in the environment in which the Group operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for Group’s management since it allows them to test the Group’s resistance to stressed environments or scenarios and to implement a set of measures to reduce the Group’s risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following three pillars:

•	The development of mathematical models that estimate the future performance of metrics (e.g. loan losses) based on historical information (internal Group information or external market information) and simulation models.

•	The inclusion of expert judgment and the knowledge of the portfolios, and questioning and checking the results of the models.

•	Backtesting or periodic checking of the results of the models against the data observed, which ensures that the aforementioned results are appropriate.

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the regulator that supervise the Group.

•	Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Group does not wish to exceed.

•	Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in Group’s management's overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.3	Control environment

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

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate integration of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

c) Credit risk

1.	Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Global Corporate Banking - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Group, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with more than 77% of its total risk exposure being generated by its commercial banking business.

2.	Credit risk map and credit risk parameters

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

Certain information regarding maximum credit risk exposure is included in Note 12.f.

2.1	Credit risk map – 2015 and 2016

The following table shows the Group’s maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2015 and 2016, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

			Change, December 31, 2016 vs. December 31, 2015
Credit Risk Exposure to Customers	12/31/2015	12/31/2016	Millions of Pesos	%

Payroll loans	23,110	27,315	4,205	18.20%
Personal loans	21,131	21,990	859	4.07%
Credit cards	47,775	51,537	3,762	7.87%
Mortgages	122,918	132,414	9,496	7.73%
SMEs	63,499	67,895	4,396	6.92%
Middle-market corporations	129,158	148,385	19,227	14.89%
Institutions	45,347	31,835	(13,512)	(29.80%)
Global corporate clients	127,186	121,362	(5,824)	(4.58%)
Guarantees and documentary credits	40,874	62,065	21,191	51.84%
Other	525	37	(488)	(92.95%)
	621,523	664,835	43,312	6.97%

For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding impairment losses.

The maximum exposure to credit risk on financial guarantees is the maximum for which the Group would be liable if these guarantees were called in.

2.2	Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the PD.

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as EAD and the percentage of EAD that will not be recovered (LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, the LIP or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination is used in the calculation of the incurred loss or expected loss. This loss is considered an additional cost of the activity, which is reflected in the risk premium and must be charged in the transaction price.

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

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, to identify the actual use of the facilities at the time of default.

3.	Credit risk from other standpoints

3.1	Credit risk from financial market operations

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

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method for certain products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e., the loss that, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by the Group’s management.

Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty and any product and maturity.

3.2	Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration by sector and customer group.

The Board of Directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Group is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2015 and 2016, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 10% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)	As of December 31, 2015, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 36,121 million pesos and represent 44.97% of the Bank’s Basic Capital.

c)	As of December 31, 2016, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 73,072 million pesos and represent 83.30% of the Bank’s Basic Capital.

3.3	Sovereign risk and exposure to other public sector entities

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

Sovereign risk exposure arises mainly from the Group’s obligations to maintain certain compulsory deposits in the Central Bank and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury department. The vast majorities of these exposures are taken in pesos and are financed through repurchase agreements or customer deposits, denominated, in pesos.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

3.4	Social and environmental risk

The Group considers social and environmental issues to be key to the risk analysis and decision-making processes in its financing transactions. It has implemented processes to identify, analyze and assess risk in the credit transactions that are subject to the Group’s policies, which are based on the Equator Principles, an initiative in which the Group has participated since 2009. In accordance with these principles, an analysis is performed of the social and environmental risk of Project Finance transactions and corporate loans granted for known purposes (bridge loans that are intended to be refinanced through Project Finance and corporate loans for the construction or extension of a particular project).

4.	Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, the Group´s management and the risk unit.

The process involves the Board of Directors and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

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

4.1	Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Rating tools are applied to the sovereign risk, financial institution and global corporate banking segments. These tools assign an internal rating to each customer, which is derived from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

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

For standardized risk portfolios, of both legal entities and individuals, the Group has scoring tools that automatically assign a customer a score for decision-making purposes.

4.2	Planning

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

Scenario analysis

Credit risk scenario analysis enables the Group´s management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the allowance for impairment losses recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group's significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios.

•	Determination of the value of the risk parameters (PD, LGD) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, allowance for impairment losses, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, business unit and Group level in various scenarios and in comparison with previous years.

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

The process is completed with a set of controls and checks that ensure that the metrics and calculations are appropriate.

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, interest rates, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios, which although less probable, could possibly arise.

These scenarios are generally defined by the Group's economic research service unit using as a reference the data published by the main international organizations.

4.3	Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business units and the risk unit and approved by the executive risk committee, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

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

4.4	Transaction decision-making

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

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•	Automatic decisions, consisting of verification by the business unit that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements established by the CNBV can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

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

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the CNBV.

Personal guarantees

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the CNBV can be recognized for capital calculation purposes.

4.5	Monitoring/anticipation

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

The system called “companies under special surveillance” (FEVE) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

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

4.6	Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by business area, management model, product, etc., thus facilitating the early detection of specific areas requiring attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both those of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans, expected loss and capital.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a tool was made available on the Group’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. The Group assesses the efficiency of the internal control of its activities on an annual basis.

4.7	Recovery management

Recovery is a significant function within the sphere of the Group's risk management. This function is performed by the recovery and collection unit, which defines an integrated approach to recovery management.

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

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our business, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

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

The recovery activity has been aligned with the social and economic reality of the country, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

Within the recovery function, particular emphasis has been placed on using the mechanisms referred to above for early arrears management, considering the social and economic reality, and closely monitoring the production, inventory and performance. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer's ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through payment in kind) of the property assets securing the transactions.

Restructured/refinanced loan portfolio

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

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed policy with regard the aforementioned transactions.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	It must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the PD.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the restructuring/refinancing alternatives and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The transactions are classified using criteria, which ensure that the customer's ability to pay is restored from the date of deterioration and for an adequate period thereafter.

•	Restructuring/refinancing transactions are classified using criteria, which ensure that the customer's ability to pay is restored from the date of the restructure/refinance and for an adequate period thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

This policy sets out various criteria for determining the scope of transactions qualifying as deteriorated exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

The policy also requires the customer's ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be restructured/refinanced and the most appropriate way of doing so for each case:

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

The Group has a series of mechanisms for the management and control of restructuring/refinancing transactions, allowing them to be treated in a differentiated way from other transactions, with paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of compliance of the projections prepared in the planning phase.

Once restructuring/refinancing measures have been adopted, transactions that have to remain classified as non-performing because at the date of restructuring/refinancing they do not meet the requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer's situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be non-performing, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of restructuring/refinancing.

When restructuring/refinancing is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, including the calculation of allowance for loan losses, irrespective of whether as a result of restructuring/refinancing the transaction becomes current in its payments.

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

In order to calculate the allowance for loan losses, the Group considers restructuring/refinancing transactions as follows:

•	Customers not subject to individual monitoring: the provisioning models consider restructuring/refinancing transactions as a distinct segment with its own PD calculated on the basis of past experience, considering, among other factors, the performance of the successive restructuring/refinancing measures.

•	Customers subject to individual monitoring: the internal rating is an essential input in determining the PD and it takes into consideration the existence of successive restructuring/refinancing measures. This rating must be updated at least once every six months for customers with restructuring/refinancing transactions.

Certain information regarding renegotiated loans is included in Note 12.e.

d) Market risk and structural risk

1.	Activities subject to market risk and types of market risk

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

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are indexed to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include, among others, loans and receivables, securities, derivatives, deposits, marketable debt securities and subordinated liabilities denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indexes, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities to fluctuations in the credit spread curves or in the recovery rates of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly government bonds and interbank interest rates.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices and credit spreads. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full using derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and an exchange rate).

•	Market liquidity risk. The risk that the Group may not be able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects loans and receivables or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk is also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global corporate banking area.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions risk:

b.1) Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken by the asset-liability committee (hereinafter, ALCO) and are implemented by the financial management area. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group's economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk: arises from the Group’s operations in foreign currencies.

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Structural liquidity risk: arises as a result of the maturity gaps of all the assets and liabilities on the balance sheet.

b.2) Pensions risk

•	The risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover such obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

2.	Trading market risk

The Group's trading risk profile remained moderately low in 2016, in line with previous years, due to the historical focus of the Group's activity on providing a service to its customers, the limited exposure to complex structured products and the diversification by risk factor.

2.1	Methodologies

The standard methodology applied to trading activities by the Group in 2016 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that are incorporated into the level of risk assumed. Specifically, the Group uses data derived from the 521 days preceding the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor, which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported on a daily basis to management was the higher of these two figures.

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

Market risk sensitivity measures are those, which measure the changes (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical estimates using partial derivatives or through a complete revaluation of the portfolio.

In addition, the daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

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

Calibration and test measures

Actual losses may differ from those projected by the VaR model for different reasons relating to the limitations of this metric. Therefore, the Group performs regular analyses and tests to check the accuracy of the VaR calculation model in order to verify its reliability.

The most important tests are the backtesting exercises. The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon. This facilitates the detection of any anomalies in the VaR model of the portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.).

Three types of backtesting are calculated and assessed at the Group:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio's positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intra-day operations and those generated by fees and commissions.

•	Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day's net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group's treasury areas.

In 2014, there were no exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2014, there were three Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the medium- and long-term interest rates.

In 2015, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2015, there were five VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates.

In 2016, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2016, there were twelve VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates and foreign exchange.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during 2014, 2015 or 2016.

Exposures related to complex structured assets

The Group's policy with respect to the approval of new transactions involving complex structures is highly conservative and is subject to strict supervision by the Group's management. Before approval is given for a new transaction, product or underlying, the risk area checks:

-	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

-	Whether the inputs used in the valuation model are observable in the market.

Provided the two aforementioned conditions are met, the market risk area ascertains:

-	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the planned transactions.

-	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

2.2	Risks and results in 2014

The average daily Total VaR of the Group's market trading operations in 2014 stood at 86 million pesos. VaR modeling did not change during 2014. At the end of December 2014, VaR stood at 52 million pesos.

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

2.3	Risks and results in 2015

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

2.4	Risks and results in 2016

The average daily Total VaR of the Group's market trading operations in 2016 stood at 76.31 million pesos, higher than that for 2015 at 70.80 million pesos. In 2016, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2016. At the end of December 2016, VaR stood at 131.60 million pesos.

Average daily Total VaR increased by 5.5 million pesos with respect to 2015. This increment was concentrated in interest rate VaR, where the average daily increased from 68.42 million pesos to 70.71 million pesos. The average daily equity VaR and exchange rate VaR fell from 16.73 million pesos to 3.63 million pesos, and increased 9.89 million pesos to 17.35 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2016 remained at levels below the limit of 230 million pesos. During the first semester of 2016, the average daily total VaR was 73 million pesos and during the second semester of 2016, the average daily Total VaR was 79 million pesos. VaR stayed in levels between 48 million pesos and 189 million pesos in the second semester, as a result of interest rates increase expectation.

3.	Structural balance sheet risks

The market risk profile inherent to the Group's balance sheet, in relation to the volume of assets and capital, and the projected net interest margin, remained at moderate levels in 2016, in line with previous years.

3.1	Methodologies

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

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital and VaR for economic capital purposes.

NIM sensitivity

The sensitivity of the NIM measures the change in the expected net interest income for a specific period (12 months) given a parallel shift in the yield curve.

The sensitivity of the NIM is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

MVE sensitivity

The sensitivity of the MVE is a complementary measure to the sensitivity of the net interest.

This sensitivity measures the interest rate risk implicit in the MVE based on the effect of changes in interest rates on the present values of financial assets and liabilities.

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

The main limits are:

•	On-balance-sheet structural interest rate risk:

-	Limit on NIM sensitivity at one year.

-	Limit on the sensitivity of the MVE.

-	Limit on liquidity position.

•	Structural foreign currency risk: Net position in each currency.

If any of these limits are breached, risk management officers must explain the reasons why and provide an action plan for remedying the situation.

3.2	Risks and results in 2014

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2014 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2014, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 2,700 million pesos.

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

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	124,955	60,052	7	-	8	32	32	15	64,808
Loans	534,838	252,567	38,524	37,058	27,248	60,122	30,793	93,805	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(228)	-	-	-	-	-	-	-	(228)
Securities	237,891	11,378	11,265	361	4,118	50,090	9,820	15,381	135,477
Permanent	4,658	-	-	-	-	-	-	-	4,658
Other Assets	68,547	-	-	-	-	-	-	-	68,547
Total Balance Sheet Assets	970,661	323,997	49,796	37,419	31,375	110,244	40,645	109,201	267,985
Money Market	(152,529)	(16,753)	(19,615)	(1,550)	-	-	-	-	(114,611)
Deposits	(412,118)	(184,451)	(7,580)	(317)	(22,135)	(197,635)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(220,050)	(135,694)	(469)	(681)	(1,679)	(6,440)	(24,741)	(26,392)	(23,955)
Equity	(125,578)	-	-	-	-	-	-	-	(125,578)
Other Liabilities	(56,283)	-	-	-	-	-	-	-	(56,283)
Total Balance Sheet Liabilities	(967,276)	(336,898)	(27,664)	(2,547)	(23,814)	(204,075)	(24,741)	(26,392)	(321,146)
Total Balance Sheet Gap	3,385	(12,901)	22,132	34,872	7,561	(93,831)	15,904	82,809	(53,161)
Total Off-Balance Sheet Gap	(1,912)	9,694	836	(3,251)	(1,332)	(7,253)	(791)	(6,034)	6,220
Total Structural Gap	-	(3,207)	22,968	31,620	6,229	(101,083)	15,113	76,775	(46,941)
Accumulated Gap	-	(3,207)	19,761	51,381	57,610	(43,473)	(28,360)	48,414	1,473

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2014. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	136,146	122,599	61	1	8	32	32	15	13,399
Loans	571,076	80,794	50,330	43,781	58,872	148,276	56,949	137,353	(5,279)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(228)	-	-	-	-	-	-	-	(228)
Securities	220,743	192,457	1	1	1	5,855	-	-	22,429
Permanent	4,658	-	-	-	-	-	-	-	4,658
Other Assets	68,547	-	-	-	-	-	-	-	68,547
Total Balance Sheet Assets	1,000,943	395,849	50,392	43,782	58,881	154,163	56,981	137,368	103,526
Money Market	(162,462)	(155,404)	(2,950)	(9,899)	(8,890)	(1,607)	(68)	(1,116)	17,472
Deposits	(430,155)	(140,852)	(42,264)	(74)	(11,382)	(235,583)	-	-	-
Trade Finance	(719)	-	-	-	-	-	-	-	(719)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(123,910)	(19,785)	(1,868)	(12,300)	(6,105)	(32,074)	(25,361)	(26,417)	-
Equity	(125,578)	-	-	-	-	-	-	-	(125,578)
Other Liabilities	(56,283)	-	-	-	-	-	-	-	(56,283)
Total Balance Sheet Liabilities	(899,107)	(316,041)	(47,082)	(22,272)	(26,377)	(269,264)	(25,429)	(27,533)	(165,109)
Total Balance Sheet Gap	101,836	79,808	3,310	21,510	32,504	(115,101)	31,552	109,835	(61,583)
Total Off-Balance Sheet Gap	(1,912)	(2,869)	(973)	284	400	(3,729)	(109)	(1,587)	6,672
Total Structural Gap	-	76,940	2,336	21,794	32,904	(118,830)	31,443	108,248	(54,910)
Accumulated Gap	-	76,940	79,276	101,070	133,974	15,144	46,587	154,835	99,924

3.3	Risks and results in 2015

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2015 under 1,247 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2015, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,389 million pesos.

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

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,554	47,337	-	1	10	37	36	9	54,124
Loans	603,402	287,578	50,898	42,918	24,782	75,456	35,830	93,113	(7,173)
Trade Finance		-	-	-	-	-	-	-	-
Intragroup	141	-	-	-	-	-	-	-	141
Securities	370,697	29,778	11,311	4,971	3,061	54,743	11,938	16,862	238,033
Permanent	5,321	-	_-	-	-	-	-	-	5,321
Other Assets	56,198	-	-	-	-	-	-	-	56,198
Total Balance Sheet Assets	1,137,313	364,693	62,209	47,890	27,853	130,236	47,804	109,984	346,644
Money Market	(251,123)	(24,661)	(17,503)	-	-	0	-	-	(208,959)
Deposits	(467,936)	(213,996)	(7,887)	(1,951)	(22,852)	(221,250)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(162,331)	(57,480)	(395)	(737)	(1,801)	(7,890)	(26,924)	(27,078)	(40,026)
Equity	(98,607)	-	-	-	-	-	-	-	(98,607)
Other Liabilities	(76,457)	-	-	-	-	-	-	-	(76,457)
Total Balance Sheet Liabilities	(1,056,972)	(296,137)	(25,785)	(2,688)	(24,653)	(229,140)	(26,924)	(27,078)	(424,567)
Total Balance Sheet Gap	80,341	68,556	36,424	45,202	3,200	(98,904)	20,880	82,906	(77,923)
Total Off-Balance Sheet Gap	(9,233)	14,184	(896)	(5,505)	(638)	(1,990)	1,797	(3,916)	(12,269)
Total Structural Gap		82,741	35,527	39,696	2,561	(100,894)	22,678	78,991	(90,194)
Accumulated Gap		82,741	118,268	157,965	160,526	59,632	82,310	161,301	71,107

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,555	75,574	-	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,012	88,055	148,435	(7,173)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	141	-	-	-	-	-	-	-	141
Securities	355,731	323,950	-	1	1	6,031	-	-	25,748
Permanent	5,321	-	-	-	-	-	-	-	5,321
Other Assets	56,198	-	-	-	-	-	-	-	56,198
Total Balance Sheet Assets	1,189,694	493,225	61,645	51,331	66,755	174,080	88,091	148,444	106,123
Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,539)	(1,348)	-	(1,380)
Deposits	(467,936)	(154,085)	(48,524)	(86)	(16,381)	(248,860)	-	-	-
Trade Finance	(518)	-	-	-	-	-	-	-	(518)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,220)	(27,289)	-
Equity	(99,516)	-	-	-	-	-	-	-	(99,516)
Other Liabilities	(76,457)	-	-	-	-	-	-	-	(76,457)
Total Balance Sheet Liabilities	(1,059,079)	(411,008)	(56,986)	(17,183)	(46,646)	(291,528)	(30,568)	(27,289)	(177,871)
Total Balance Sheet Gap	130,615	82,217	4,659	34,148	20,109	(117,448)	57,523	121,155	(71,748)
Total Off-Balance Sheet Gap	(5,397)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)
Total Structural Gap		83,183	5,110	33,696	18,786	(118,072)	59,669	117,176	(74,331)
Accumulated Gap		83,183	88,293	121,990	140,775	22,703	82,372	199,548	125,217

3.4	Risks and results in 2016

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2016 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2016, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,700 million pesos.

The table below shows the distribution of interest rate risk by maturity as of December 31, 2016. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	146,736	38,460	203	104	11	44	32	-	107,882
Loans	647,730	349,076	45,789	42,251	36,673	82,230	37,336	67,475	(13,100)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	354	-	-	-	-	-	-	-	354
Securities	356,732	46,103	11,459	5,643	2,428	84,498	7,459	25,513	173,629
Permanent	5,546	-	-	-	-	-	-	-	5,546
Other Assets	85,835	-	-	-	-	-	-	-	85,835
Total Balance Sheet Assets	1,242,933	433,639	57,451	47,998	39,112	166,772	44,827	92,988	360,146
Money Market	(205,188)	(44,538)	(22,754)	(2,364)	-	-	-	-	(135,532)
Deposits	(551,068)	(239,723)	(12,276)	(2,824)	(31,574)	(264,671)	-	-	-
Trade Finance	(308)	-	-	-	-	-	-	-	(308)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(179,256)	(62,846)	(1,061)	(4,071)	(2,678)	(35,274)	(7,255)	(36,420)	(29,651)
Equity	(106,374)	-	-	-	-	-	-	-	(106,374)
Other Liabilities	(115,566)	-	-	-	-	-	-	-	(115,566)
Total Balance Sheet Liabilities	(1,157,760)	(347,107)	(36,091)	(9,259)	(34,252)	(299,945)	(7,255)	(36,420)	(387,431)
Total Balance Sheet Gap	85,173	86,532	21,360	38,739	4,860	(133,173)	37,572	56,568	(27,285)
Total Off-Balance Sheet Gap	(6,638)	9,323	4,698	(5,031)	(1,266)	5,995	(3,781)	(11,111)	(5,465)
Total Structural Gap		95,854	26,058	33,708	3,594	(127,178)	33,791	45,457	(32,748)
Accumulated Gap		95,854	121,912	155,620	159,214	32,036	65,827	111,284	78,536

Funding and liquidity risk

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	146,748	105,566	203	104	11	44	32	-	40,788
Loans	726,451	101,398	66,892	62,277	89,069	197,379	86,306	136,230	(13,100)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	354	-	-	-	-	-	-	-	354
Securities	330,580	291,007	-	1	1	11,512	-	-	28,059
Permanent	5,546	-	-	-	-	-	-	-	5,546
Other Assets	85,835	-	-	-	-	-	-	-	85,835
Total Balance Sheet Assets	1,295,514	497,971	67,095	62,382	89,081	208,935	86,338	136,230	147,482
Money Market	(205,899)	(174,477)	(4,406)	(842)	(19,379)	(1,276)	(2,947)	-	(2,572)
Deposits	(551,068)	(178,389)	(57,904)	(152)	(21,348)	(293,275)	-	-	-
Trade Finance	(308)	-	-	-	-	-	-	-	(308)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(183,446)	(18,762)	(9,763)	(17,956)	(16,861)	(68,710)	(14,747)	(36,647)	-
Equity	(106,374)	-	-	-	-	-	-	-	(106,374)
Other Liabilities	(115,566)	-	-	-	-	-	-	-	(115,566)
Total Balance Sheet Liabilities	(1,162,661)	(371,628)	(72,073)	(18,950)	(57,588)	(363,261)	(17,694)	(36,647)	(224,820)
Total Balance Sheet Gap	132,853	126,343	(4,978)	43,432	31,493	(154,326)	68,644	99,583	(77,338)
Total Off-Balance Sheet Gap	3,473	178,907	4,463	744	(2,149)	7,714	(3,086)	1,324	(184,443)
Total Structural Gap		305,250	(515)	44,175	29,343	(146,612)	65,558	100,907	(261,780)
Accumulated Gap		305,250	304,735	348,910	378,253	231,641	297,199	398,106	136,327

3.5	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations, the Group uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

3.6	Structural liquidity position

Group’s management believes that the Group’s current structural liquidity position allows for the ability to cope with business as usual projected growth and stress market conditions, as reflected by the following factors:

- Robust balance sheet

The balance sheet had a sound structure consistent with its commercial nature. Loans and advances to customers accounted for 43.1% of the consolidated total assets at the end of 2016, and were funded mainly by customer deposits comprised of interest-bearing and non-interest-bearing demand deposits and time deposits. Other sources of short-term funding include repurchase agreements and marketable debt securities.

We also have access to long-term funding through the execution of credit facilities with other commercial and/or development banks, the issuance of bonds, Senior Unsecured Notes and subordinated debt in domestic and foreign markets. As of December 31, 2016, the outstanding balance of our long-term funding totaled 81,373 million pesos. At the end of 2016, the Group issued Subordinated Additional Tier 1 Capital Notes for an amount of 500 million of USD aimed to enhance its capital structure. (See note 22)

- Solid regulatory framework

Under the Law of the Central Bank has the authority to order a percentage of the liabilities of the financial institutions that must be deposited in interest- or non-interest-bearing deposits with the Central Bank. These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Central Bank imposes compulsory deposits requirements on Mexican commercial banks. The amount of the compulsory deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2014.

The compulsory deposits required under the terms of the Bulletin 9/2014 and 11/2014 have an indefinite term. During the time these compulsory deposits are maintained on deposit with the Central Bank, each banking institution receives interest on such deposits every 28 days. The Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposits are suspended or terminated. These compulsory deposits represent 2.08% of the consolidated total assets at the end of 2016.

These resources are part of the Central Bank’s tools to promote the healthy development of the financial system and improve the implementation of monetary policy. Other instruments used by the Central Bank to support this function are deposit auctions (draining liquidity) and liquidity auctions (injecting liquidity).

In addition, it is important to note that the Central Bank acts as lender of last resort, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the compulsory deposit previously mentioned.

Finally, the Central Bank carried out an auction of BREMS R whose objective was to contribute to the healthy development of the Mexican Financial System as well as to make its monetary policy more efficient. On May 12, 2016, the Central Bank established in the DOF the rules of the auction of BREMS R as an alternative for Mexican banks to comply with the compulsory deposits in the Central Bank.

BREMS R will only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the dispositions established by the Central Bank. These BREMS R represent 0.58% of the consolidated total assets at the end of 2016.

3.7	Structural foreign currency risk

Structural foreign currency risk arises from the Group's operations in foreign currencies.

All balance sheet foreign exchange exposures are hedged. Only a small internal limit is set in order to manage temporary foreign exchange exposures.

At 2016 year-end, long-term exposures corresponded to the USD, the Euro, the pound sterling, and the Brazilian real. The Group hedges these long-term exposures through foreign exchange derivatives.

3.8	Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices or proxies.

3.9	Structural VaR

A homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the global corporate banking activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Group's volume of assets or capital.

4.	Pensions risk

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

Therefore, in the methodology used by the Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation and stock markets indexes, as well as credit and operational risk, are estimated every year.

e) Liquidity and funding risk

1.	Introduction to the treatment of liquidity and funding risk

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

In addition, at the Group this funding structure benefits from the advantages of having a commercial banking model, with the focus on retail customers and a high level of efficiency. As a result, the Group has a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets.

2.	Liquidity management

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at the Central Bank, to be drawn upon adverse situations.

•	Compliance with the regulatory liquidity requirements.

In order to ensure the effective application of these principles by the Group, it was necessary to develop a management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that management is involved in the decision-making process and is included in the Group’s strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

2.1	Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though the ALCO.

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

2.2	Balance sheet analysis and liquidity risk measurement

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

The results of these balance sheet, projection and scenario analyses provide the inputs required to prepare the Group's contingency plan, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the CNBV.

The measurements, metrics and analysis used by the Group in liquidity risk management and control are shown in greater detail below.

Methodology for liquidity risk monitoring and control

The aims of the liquidity risk metrics adopted by the Group are:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Group's liquidity is managed.

•	To be aligned with the regulatory requirements, in order to avoid any conflicts between limits and to facilitate management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

Two kinds of basic metrics are used to control liquidity risk: short-term and structural.

Short-term metrics include the liquidity gap, while structural metrics feature the net structural balance sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using certain assumptions - for a given period. Liquidity gap analysis is prepared for each of the main currencies in which the Group operates.

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

In their liquidity analysis, the Group generally considers three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analyses established to be reported to Group’s management. In addition, the Group develops ad-hoc scenarios, which replicate major historical crises or specific liquidity risks.

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

2.3	Management tailored to business needs

The Group performs its liquidity management at business level in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business unit. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue plan for the year.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the business units, which results in the relevant updates of the plan.

•	Monitoring and management of compliance with the regulatory ratios.

•	Continuous active presence in wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The Group is self-sufficient in terms of their structural funding and does not require support from its Parent.

3.	Funding strategy and evolution of liquidity in 2016

3.1	Funding strategy

In recent years, the Group's funding strategy aims to increase liability duration and diversification while maintaining reasonable costs.

The Group has a set of policies implemented for its funding and liquidity management strategies, namely:

•	Focusing efforts on attracting customer funds, adding to the strong generation of liquidity from the commercial business due to the moderate growth of Mexican economic activity in which deposits might grow at a faster pace than credit.

•	Maintenance of adequate, stable medium and long-term wholesale funding at reasonable levels.

•	Holding a sufficient volume of liquid assets eligible for discount at the Central Bank as part of the liquidity reserve to cater for episodes of stress on markets.

The Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits (not including repurchase agreements) in a predominantly commercial balance sheet.

Customer deposits are the Group's major source of funding. These customer deposits represent around 46.0% of the Group's consolidated total liabilities and at the end of 2016 they accounted for 98.9% of loans and advances to customers.

•	Diversified wholesale funding, primarily at medium - and long-term, with a small portion maturing in the short term.

Medium - and long-term wholesale funding represented 16.1% of the Group's retail funding (including deposits from the Central Bank and credit institutions) and enabled it to comfortably cater for the loans and advances to customers not financed with customer deposits (commercial gap).

This funding is well-diversified by type of instrument (approximately 60.4% senior debt, 30% subordinated debt and other financial instruments and 9.6% structured instruments).

3.2	Evolution of liquidity in 2016

At the end of 2016, in comparison with 2015, the Group reported:

•	An increase in loans and advances to customers of 8.7% in 2016 compared with 2015.

•	A decrease in the ratio of loans and advances to customers to consolidated total assets from 45.5% to 43.1%. This figure mirrors the strong commercial nature of the Group's consolidated balance sheet as well as the strong banking and markets activity of the Group.

•	A decrease in the loan-to-deposit (LTD) ratio, which stood at 101.2%, down from 108.5% at December 2016. These figures show the Group’s capacity to fund loans with retail deposits (strong commercial activity).

•	Lastly, the Group's structural surplus (i.e., the excess of structural funding resources – customer deposits, medium and long-term funding and capital – over structural liquidity requirements – loans and advances to customers –) stood at 304,060 million pesos at 2016-year end.

3.2	Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing, the implementation, monitoring and compliance with the liquidity and leverage requirements set by local and international financial legislation.

•	LCR (Liquidity Coverage Ratio)

On December 31, 2014, the CNBV and the Central Bank published in the DOF, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

The objectives of the liquidity requirements are as follows:

•	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days.

•	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies.

•	To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions.

•	To anticipate that banking institutions in Mexico consolidate their subsidiaries, which core business, relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

During the fourth quarter of 2016, the weighted average LCR for the Bank is 145.32%, complying with the Group´s desired risk profile and well above the regulatory minimum established.

•	Leverage ratio

To ensure the financial stability of the banking system as a whole, as well as to comply with the agreements of the Basel Committee on Banking Supervision, the CNBV established the methodology to calculate the leverage ratio for banks. This leverage ratio shows if the capital of the banks adequately supports their assets. Such information is helpful for the market participants, as well as for the supervisory work of the CNBV.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

The Sole Circular for Banks issued by the CNBV does not establish a minimum percentage of compliance, as it is considered for the baseline reference effect (the minimum of 3%).

As of December 31, 2016, the leverage ratio for the Bank is 6.35%.

f)	Operational risk

1.	Definition and objectives

The Group defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events".

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

Starting November 2016, the Group uses the Alternative Standardized Approach provided for under Basel II standards, for the purpose of calculating regulatory capital for operational risk. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

2.	Operational risk management and control model

2.1	Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by business unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, CNBV, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for management and the Group’s business units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

2.2	Risk identification, measurement and assessment model

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

2.3	Operational risk information system

The Group has an information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements.

This system features event recording, risk mapping, assessment, indicator, mitigation and reporting modules.

3.	Mitigation measures

The model requires the Group to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The Group's model integrates the measures in a shared database, which makes it possible to assign each mitigating measure to the various tools used (events, indicators, self-assessment, scenarios, recommendations and preventive policies).

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cyber-security and data security plans

In 2016, the Group continued to devote its full attention to cyber-security-related risks, which affect all types of companies and institutions, including those in the financial sector.

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

4.	Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes in the event of a disaster or serious incident.

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

In 2016, the Group continued to make progress in the implementation and ongoing improvement of its business continuity management system. Implementation of the three lines of defense with regard to business continuity was reinforced.

5.	Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2016, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of the individual transactions of the treasury to detect any possible anomalous conduct.

•	Implementation of a new tool enabling compliance with new record-keeping requirements in monitoring communication channels.

•	Tightening of controls on transaction cancellations and modifications, and calculation of the actual cost of such events if they are due to operational errors.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls to detect and prevent irregular transactions (such as, for example, the establishment of controls on triangular transactions).

•	Development of additional controls on access to front-office transaction record-keeping systems (for example, for the purpose of detecting shared users).

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

•	Formalization of IT procedures, tools and systems for cyber-security risk protection, prevention and training.

Management information

The operational risk function has an operational risk management information system that provides data on the Group's main risk elements.

Information is specifically prepared on the following aspects:

•	The Group’s operational risk management model.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

This information acts as the basis for meeting reporting requirements vis-à-vis the CAIR, the operational risk committee, Group’s management, regulators, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. During 2016, the Group reinforced the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, but also the various front-line risk management areas.

These guidelines included most notably the following activities:

•	Identification of all risks at the Group which could be covered by insurance, as well as new insurance cover for risks already identified in the market.

•	Establishment and implementation of methods for quantifying insurable risk, based on loss analysis and loss scenarios that make it possible to determine the Group's level of exposure to each risk.

•	Analysis of the cover available in the insurance market, as well as preliminary design of the terms and conditions that best suit the requirements previously identified and evaluated.

•	Technical assessment of the level of protection provided by a policy, and of the cost and retention levels that the Group will assume (excesses and other items to be borne by the insured), for the purpose of deciding whether to arrange it.

•	Negotiation with insurance providers and award of policies in accordance with the relevant procedures established by the Group.

•	Monitoring of claims reported under the policies, as well as those not reported or not recovered due to incorrect reporting, establishing action protocols and specific monitoring forums.

•	Analysis of the appropriateness of the Group's policies for the risks covered, taking the necessary measures to correct any deficiencies detected.

•	Close cooperation between the operational risk officer and the insurance coordinator in order to enhance operational risk mitigation.

g)	Compliance and conduct risk

1.	Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection and reputational risk.

To this end, the compliance function promotes adherence by the Group to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current arrangement of the Group's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief Compliance Officer (CCO), who has access to these bodies on a regular and independent basis. This structure is in line with banking regulatory requirements and supervisory expectations.

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

Other control functions (risk) and support functions (Legal, Technology & Operations, etc.) are also involved in the control of the aforementioned risks.

2.	Control and supervision of compliance risks

Based on the arrangement of the Group's lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by assigning compliance activities, controls or tasks of that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the business units to the uniform frameworks, policies and standards in place across the Group. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis.

In the sphere of compliance, the CCO is responsible for reporting to the governing and managing bodies, and also for advising and informing management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis. In addition to the foregoing, the deputy chairman in charge of risk and the CRO also report to the governing and managing bodies on all the Group's risks, including compliance risks.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding business units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit - as part of its functions in the third line of defense - conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Group are being complied with.

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

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

The regulatory compliance function is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

3.	Governance and organization model

It is the responsibility of the Board of Directors, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function, as well as for its framework and its development policies. In addition, the Board of Directors is in charge of the Group's general code of conduct and the frameworks developed by the compliance function

The compliance function reports to the Board of Directors and its committees on a quarterly basis.

Also, worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Group's risks, also reports to the Board of Directors and its committees.

3.1	Governance

The committees listed below are collective bodies with responsibilities in the sphere of compliance:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function.

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The committee's objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles.

•	The monitoring committee is the Group's collective governance body for the monitoring of products and services and the evaluation of customer claims. Approved products and services are monitored by the monitoring committees or equivalent bodies.

•	The committee for the prevention of money laundering and terrorist financing is the collective body in this sphere that defines the related action frameworks, policies and general objectives.

In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised to bring them into line with the Group's governance model.

3.2	Organizational model

In order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function uses a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

4.	Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Group’s general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with internal audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission for approval by the Board of Directors or its committees.

•	Presentation of periodic reports to the Board of Directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The focus of the regulatory compliance function is on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

5.	Product governance and consumer protection

The main responsibilities of the compliance function are the adequate control and oversight of product and service marketing risks to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers' perspective into account. For this purpose, the functions listed below were established based on two frameworks and a set of policies that define the basic principles and rules of action in this area:

Frameworks:

•	Marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

•	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

Functions:

•	To promote the adherence to the above-mentioned frameworks.

•	To guarantee the proper validation, prior to its launch, of any new product or service proposed by the Group.

•	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Group, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers' financial knowledge. All these efforts are geared towards building lasting relationships with customers.

•	To identify, analyze and control the fiduciary risk generated by the private banking and the custody services for customers' financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

•	To compile, analyze, and report to the Group's governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Group, as well as on the monitoring of products and services throughout their life-cycle.

•	To supervise the marketing and claims management processes, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

6.	Prevention of money laundering and of terrorist financing

The following functions are in place to ensure the proper control and supervision of risks relating to the prevention of money laundering and of terrorist financing:

•	One of the Group's strategic objectives is to have an effective advanced system for the prevention of money laundering and terrorist financing that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

•	This system is based on a framework that defines the principles and basic action guidelines required to set minimum standards that the Group must observe and which are prepared in conformity with the provisions prescribed in Article 115 of the Credit Institutions Law.

This framework is formulated also on the basis of the principles standards contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2015/849 of the European Parliament and of the Council of May 20, 2015 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

•	The Group is responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing, as well as for investigating and reporting unusual transactions and meeting the related supervisory reporting requirements.

•	The Group has established systems and processes based on technology systems, which make it possible to obtain managed information and data, as well as reporting, monitoring and control information. These systems enable the Group to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

•	The Group is a founder member, along with other large international banks, of the Wolfsberg Group, the objective of which is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. In this connection, various initiatives have been conducted which have addressed a number of different issues. The supervisory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

The organization of the prevention of money-laundering and terrorist financing unit (UPLDyFT, using the Spanish acronym) function is based on three areas: the monitoring (including updating high risk customers and sanctions screening), analysis, regulation and training, risk management and implementations of the automated systems (NORKOM). The main function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing.

In addition, there are persons responsible for the prevention of money-laundering and terrorist financing at different business units. In each case, their role is to provide support to the UPLDyFT based on their proximity to the customer and transactions.

7.	Reputational risk

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that is unique, different from those used for other risks.

The Group is currently working on a reputational risk model based on an eminently preventive approach, but also on effective crisis management processes.

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

As mentioned above, reputational risk governance is one of the components of compliance governance that is currently under development. The compliance function should report on reputational risk to management, once the information on sources of reputational risk has been consolidated.

8.	Compliance risk assessment model and risk appetite

The Group's risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Group.

The setting of the Group's compliance risk appetite, the monitoring of compliance risks and the adoption of corrective measures, if necessary, is achieved using methods and indicators that are shared with the risk function and, therefore, form part of the Group's risk appetite framework. The incurred losses resulting from compliance risks are entered into the shared event database managed by the risk function, in order to facilitate a comprehensive view, as well as an integrated control and management, of non-financial risks.

h)	Model risk

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

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.	Definition of standards

The Group has defined a series of standards for the development, monitoring and validation of its models. All models used within the Group -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Group for decision-making purposes is assured.

2.	Inventory

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

3.	Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Group's main business units and is approved by the governance bodies.

4.	Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Group has teams that specialize in providing model construction data that have previously been certified by the data owners.

5.	Development

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

6.	Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.	Materiality

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

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the inventory.

8.	Independent validation

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

After each model has been reviewed, the opinion issued is translated into a rating, which on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Group's internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the supervisory authorities to which the Group is subject.

Accordingly, the Group maintains a segregation of functions between the business units that develop and use models (first line of defense), the internal validation unit (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

9.	Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

10.	Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

11.	Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model's materiality.

12.	Management reporting

Group’s management monitors model risk on a regular basis through various reports that enable it to take the appropriate decisions.

13.	Governance

According to the model risk control framework, the models area is responsible for authorizing the use of models in management.

i)	Strategic risk

Strategic risk is one of the risks considered by the Group to be transversal. The Group has designed a management and control model for this risk. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

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

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity's scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders’ agreements and capital transactions.

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

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium-long term time horizon.

j)	Capital risk

The Group defines capital risk as the risk that the Group may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.

•	To meet the regulatory requirements.

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations.

1.	Regulatory framework

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

The Group currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically.

2.	Regulatory capital

At 31 December 2016, the Group met the minimum capital requirements established by current legislation.

Model roll-out

With regard to credit risk, the Group is continuing to adopt its plan to implement the advanced internal ratings-based (AIRB) approach under Basel for banks and it intends to do so until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Since December 2013, the Group began calculating the capital requirement using a basic approach of internal rating model for loan portfolios authorized by the CNBV: global corporate banking, financial Institutions (banks) and other individualized customers.

Accordingly, the Group continued after years with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation.

In October 2015, the CNBV authorized the real estate developers’ portfolio to switch from the standardized to the AIRB approach, and to use the AIRB of internal rating model for other individualized customers, which had FIRB approach approval.

To date, the IRB approach is maintained for the four loan portfolios: global corporate banking, financial institutions (banks), other individualized customers and real estate developers.

With regard to operational risk, until September 2015, the CNBV considered the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it was made available for banks to utilize -with previous approval from the CNBV- the application of the Standardized Approach (TSA), the Alternative Standardized Approach (ASA) or the Advanced method (AMA) for calculating the capital requirement for operational risk. The Group started calculting the Operational Risk capital requirements under the ASA on November 2016.

For market risk, the calculation of the capital requirement is made under the standard methodology according to the provisions established by CNBV.

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

3.	Economic capital

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

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the ICAAP using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning, the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

In addition, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group uses Return on Risk-Adjusted Capital (RORAC) methodology in its risk management, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Measurement of management of the Group's business units, through the budgetary monitoring of capital requirements and RORAC.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those, which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group’s management.

The Group periodically assesses the level and evolution of the value creation (VC) and RORAC of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula: value creation = recurring profit - (average economic capital x cost of capital).

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each business unit from its business activity.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2016 value creation was 9,365.5 million pesos compared to a value creation of 7,983.9 million pesos in 2015.

4.	Capital planning and stress tests

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

The Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse yet plausible economic scenarios. To this end, taking as a basis the Group's initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Group in various business environments (including severe recessions as well as “normal” macroeconomic scenarios), and the Group's capital adequacy ratios, projected generally over a three-year period, are obtained.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

The entire process is carried out with the maximum involvement and under the close supervision of Group’s management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

It should be noted that this capital planning and stress process is conducted transversally across the entire Group, not only at the various business units composing the Group. These business units use the capital planning and stress process as an internal management tool.

During 2013, the Central Bank performed stress tests to assess the Mexican financial system’ resilience to exogenous shocks in risk factors. A high number of simulation scenarios with varying levels of severity –representing extreme, albeit plausible situations− made it possible to assess the level of the system’s overall exposure, as well as that of brokerage firms and banks. Results show that banks and brokerage firms would maintain reasonable solvency levels. Nevertheless, market stress tests showed that, in extreme albeit plausible scenarios, some financial institutions could suffer significant losses. Last, in credit stress tests, a number of banks displayed capital adequacy ratios below the minimum level of 10.5% in both years.

The Group underwent the aforementioned regulatory stress tests in which it proved its strength and capital adequacy in the most extreme and severe macroeconomic scenarios. All the stress tests showed that, due mainly to the its business model, the Group would continue to generate profit for its shareholders and comply with the most demanding regulatory requirements.

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

Some of macroeconomic variables that the CNBV can provide are: 28-day TIIE; benchmark interest rates in USD; inflation rates; exchange rates for foreign currency transactions; unemployment rates; real changes of GDP; changes in the IPC and non-oil exports.

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

These regulatory exercises, beyond those already made in 2014 and 2015, are officially required from January 2015.

As of December 31, 2016, the Bank complies with the aforementioned regulatory requirements.

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

Since June 2016, banks must submit to CNBV an annual report on the results of the assessment of capital adequacy, which must be signed by the CEO.

As of December 31, 2016, the Bank complies with the aforementioned regulatory requirements.

48.	Consolidated Subsidiaries

a)	Composition of the Group

The subsidiaries of the Group, all of which have been included in the consolidated financial statements at 31 December 2016, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Banco Santander (México), S.A.	Banking	99.99117%	100%
Casa de Bolsa Santander, S.A. de C.V.	Brokerage house	99.96681%	100%
Santander Consumo, S.A. de C.V.	Credit card loans	99.99999%	100%
Santander Hipotecario, S.A. de C.V.	Mortgage loans	100.00000%	100%
Santander Vivienda, S.A. de C.V.	Mortgage loans	100.00000%	100%
Fideicomiso Irrevocable No. F/00361 (HICOACB06U y HICOACB06-2U)	Securitization trust	100.00000%	100%
Centro de Capacitación Santander, A.C. (formerly Instituto Santander Serfin, A.C.)	Not-for-profit (Educational institute)	99.99999%	100%
Santander Holding Vivienda, S.A. de C.V.	Intermediate holding	100.00000%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	100.00000%	100%

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Group	Proportion of voting power held by the Group
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	100.00000%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	100.00000%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	100.00000%	100%

The total non-controlling interest as of December 31, 2016 is 11 million pesos, which is attributed to the Bank

Information in respect to non-controlling interest is presented in Note 27.

b)	Significant restrictions

The Group has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Group as of December 31, 2016:

•	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 28,094 million pesos (see Note 7).

•	Repurchase agreements

42,347 million pesos of Mexican government securities (M Bonds, BPAT’s, UMS and other debt securities) have been pledged in connection with repurchase agreements operations (see Note 9).

•	Debt instruments

3,691 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 9).

7,781 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3 and 9).

•	Securities loans

20,769 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions (see Note 9).

•	Collaterals in derivatives transactions traded in organized markets

77 million pesos of loans and advances to credit institutions have been pledged in connection with derivatives transactions in organized markets (see Note 8).

3,214 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 12).

109 million pesos of customer deposits have been received in connection with derivatives transactions traded in organized markets (see Note 20).

•	Collaterals in OTC derivatives transactions

51,414 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 8).

2,670 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 9).

47,821 million pesos of customer deposits have been received in connection with OTC derivatives transactions (see Note 32).

•	Earnings distribution

The Group has restrictions on earnings distribution related to the legal reserve of 10,879 million pesos that include 386 million pesos in legal reserve of the Group on an individual basis (see Note 29). In addition, the Group is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

•	Loans to other entities within the Group

The Bank granted a loan to Santander Consumo, Santander Hipotecario, S.A. de C.V. and to Santander Vivienda, S.A. de C.V. for 45,308 million pesos, 15,355 million pesos and 2,757 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

c)	Financial support

The Group did not give any financial support to a consolidated structured entity during 2015 and 2016.

***

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016

(Millions of pesos)

ASSETS	12/31/2015	12/31/2016	LIABILITIES AND EQUITY	12/31/2015	12/31/2016

CASH AND BALANCES WITH CENTRAL BANK	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-
			Trading derivatives	-	-
			Short positions	-	-
FINANCIAL ASSETS HELD FOR TRADING:	999	934
Debt instruments	999	934	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH	-	-
Equity instruments	-	-	PROFIT OR LOSS:
Trading derivatives	-	-	Deposits from the Central Bank – Reverse repurchase agreements	-	-
			Deposits from credit institutions – Reverse repurchase agreements	-	-
			Customer deposits – Reverse repurchase agreements	-	-
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	-		FINANCIAL LIABILITIES AT AMORTIZED COST:	197	10,462
Loans and advances to credit institutions - Repurchase agreements	-		Deposits from Central Bank	-	-
Loans and advances to customers - Repurchase agreements			Deposits from credit institutions	-	-
			Customer deposits	-	-
			Marketable debt securities	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS:			Subordinated liabilities	-	10,259
Debt instruments	-		Other financial liabilities	197	203
Equity instruments	-
			HEDGING DERIVATIVES	-	-

LOANS AND RECEIVABLES:	7	10,319	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS
Loans and advances to credit institutions	7	9	HELD FOR SALE	-	-
Loans and advances to customers	-	-
Debt instruments	-	10,310	LIABILITIES UNDER INSURANCE CONTRACTS	-	-

			PROVISIONS:	-	-
HEDGING DERIVATIVES	-	-	Provisions for pensions and similar obligations	-	-
			Provisions for tax and legal matters	-	-
			Provisions for off-balance sheet risk	-	-
NON-CURRENT ASSETS HELD FOR SALE	-	-	Other provisions	-	-

			TAX LIABILITIES:	-	83
INVESTMENTS IN SUBSIDIARIES	108,666	106,147	Current	-	-
Banco Santander (México) S.A.	107,651	105,133	Deferred	-	83
Others	1,015	1,014

REINSURANCE ASSETS	-	-	OTHER LIABILITIES	13	14

			TOTAL LIABILITIES	210	10,559
TANGIBLE ASSETS	-	-
Property, plant and equipment			SHAREHOLDERS' EQUITY:	109,107	108,497
			Share capital	25,658	25,658
INTANGIBLE ASSETS:	-	-	Share premium	11,415	11,415
Goodwill	-	-
Other intangible assets	-	-	Accumulated reserves	58,031	54,920
			Profit for the year attributable to the Parent	14,003	16,504

TAX ASSETS:	10	82
Current	6	10	VALUATION ADJUSTMENTS:	380	(1,574)
Deferred	4	72	Available-for-sale financial assets	(520)	(2,957)
			Cash flow hedges	900	1,383
OTHER ASSETS	15	-	Non-current assets held for sale
			TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE
			TO THE PARENT	109,487	106,923

			TOTAL EQUITY	109,487	106,923
TOTAL ASSETS	109,697	117,482	TOTAL LIABILITIES AND EQUITY	109,697	117,482

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2014, 2015 AND 2016

(Millions of pesos)

	(Debit)/Credit

	2014	2015	2016
Interest income and similar income	21	22	28
Interest expenses and similar charges	(6)	(6)	(8)
NET INTEREST INCOME	15	16	20
Dividend income	13,328	14,055	16,549
Banco Santander (México), S.A.	13,330	14,046	16,535
Others	(2)	9	14
Fee and commission income	-	-	-
Fee and commission expenses	(4)	(5)	(7)
Gains/(losses) on financial assets and liabilities (net)	1	3	-
Exchange differences (net)	1	-	-
Other operating income	1	-	-
Other operating expenses	-	-	-
TOTAL INCOME	13,342	14,069	16,562
Administrative expenses:	(58)	(80)	(43)
Personnel expenses	(30)	(48)	(2)
Other general administrative expenses	(28)	(32)	(41)
Depreciation and amortization	-	-	-
Impairment losses on financial assets (net):	-	-	-
Loans and receivables	-	-	-
Impairment losses on other assets (net):	-	-	-
Other intangible assets	-	-	-
Non-current assets held for sale	-	-	-
Provisions (net)	-	15	-
Gains/(losses) on disposal of assets not classified as
non-current assets held for sale (net)	-	-	-
Gains/(losses) on disposal of non-current assets held
for sale not classified as discontinued operations (net)	-	-	-
OPERATING PROFIT BEFORE TAX	13,284	14,004	16,519
Income tax	1	(1)	(15)
PROFIT FOR THE YEAR	13,285	14,003	16,504

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	2014	2015	2016

PROFIT FOR THE YEAR	13,285	14,003	16,504

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the condensed income statement:
Remeasurement of defined benefit obligation from the year	(393)	(964)	530
Income tax relating to items that will not be reclassified subsequently	118	289	(159)
	(275)	(675)	371

Items that may be reclassified subsequently to the condensed income statement:
Available-for-sale financial assets:
Valuation adjustments	332	(196)	(3,490)
Amounts reclassified to condensed income statement	(262)	161	(120)
Income tax	(149)	52	1,173

Cash flow hedges:
Valuation adjustments	(1,161)	(612)	(1,095)
Amounts reclassified to condensed income statement	1,548	1,479	1,785
Income tax	(116)	(260)	(207)
	192	624	(1,954)

Other comprehensive income/(loss) for the year, net of income tax	(83)	(51)	(1,583)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	13,202	13,952	14,921

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of Pesos)

	2014	2015	2016

A. CASH FLOWS FROM OPERATING ACTIVITIES:	3,473	6,760	7,209
Profit for the year	13,285	14,003	16,504
Adjustments made to obtain the cash flows from operating activities	(13,329)	(14,054)	(16,534)
Dividend income	(13,328)	(14,055)	(16,549)
Income tax expense recognized in income statement	(1)	1	15
Net change in other operating assets and liabilities	(66)	53	(10,227)
Income tax paid	(464)	(1)	-
Dividends received	4,047	6,759	17,466

B. CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,473)	(6,760)	(7,209)
Payments
Dividends	(3,473)	(6,760)	(17,468)

Proceeds
Issue of subordinated notes	-	-	10,259
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	-	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	-	-	-
G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	-	-	-

During 2014, 2015 and 2016, Grupo Financiero Santander México, S.A.B. de C.V. received cash dividends from subsidiaries as follows:

	2014	2015	2016
Dividends received	4,047	6,759	17,466

The presented condensed parent company only financial statements of the Group have been prepared in accordance with the IFRS issued by the IASB, and their interpretations from the IFRIC, currently in force and on the basis of historical cost, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets, that have been measured at fair value at the end of each reporting period.

The condensed parent only financial statements of the Group have been prepared using the same IFRS used to prepare its consolidated financial statements described in Note 1b), as they are applicable to these financial statements, except as provided below for its investments in subsidiaries.

Investment in subsidiaries companies

According to IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IAS 39 or c) using the equity method. For such purpose the Group in its separated financial statements accounts for its investment in subsidiaries using the equity method.

Gain and losses resulting from transactions between the Group and its subsidiaries are recognized in the Group´s financial statement only to the extent of the Group interest in the subsidiaries, unless the transaction provides evidence of an impairment in the book value of transferred assets.